Exhibit 99.1

As submitted confidentially to the Securities and Exchange Commission on August 30, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

(Exact name of registrant as specified in its charter)

Delaware	8351	80-0188269
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

200 Talcott Avenue South

Watertown, Massachusetts 02472

(617) 673-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Lissy

Chief Executive Officer

200 Talcott Avenue South

Watertown, Massachusetts 02472

(617) 673-8000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig E. Marcus Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts Telephone: (617) 951-7000 Facsimile: (617) 951-7050	John G. Casagrande General Counsel 200 Talcott Avenue South Watertown, Massachusetts 02472 Telephone: (617) 673-8000 Facsimile: (617) 673-8629	D. Rhett Brandon John C. Ericson Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York, 10017 Telephone: (212) 455-2000 Facsimile: (212) 455-2502

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated Filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion dated August 30, 2012

             Shares

Bright Horizons Family Solutions Inc.

Common Stock

This is the initial public offering of shares of common stock of Bright Horizons Family Solutions Inc.

Bright Horizons Family Solutions Inc. is offering              shares of common stock to be sold in the offering.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $         and $         . Bright Horizons Family Solutions Inc. intends to apply to list our common stock on                     , subject to notice of official issuance, under the symbol “    .”

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933 and will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves substantial risks. See “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option for a period of 30 days to purchase up to an additional              shares from the selling stockholders identified in this prospectus at the initial price to the public less the underwriting discount. Bright Horizons Family Solutions Inc. will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

The underwriters expect to deliver the shares against payment in New York, New York on or about                     , 2012.

Goldman, Sachs & Co.	J.P. Morgan	Barclays

BofA Merrill Lynch		Credit Suisse

Prospectus dated                     , 2012.

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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Market and Other Industry Data

In this prospectus, we rely on and refer to information regarding the child care industry, which has been compiled from market research reports, census data and other publicly available information. Other industry and market data included in this prospectus are from internal analyses based upon data available from known sources or other proprietary research and analysis. We believe this data to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because this information cannot always be verified with complete certainty due to the limitations on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable.

Trademarks, Service Marks and Copyrights

We own or have rights to trademarks, service marks, trade names and copyrights that we use in connection with the operation of our business, including our corporate names, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. The trademarks we own include Bright Horizons®. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks, trade names and copyrights.

The Reclassification

In connection with this offering, on                     , 2012, we effected a 1-for-         reverse split of our Class A common stock and then reclassified our Class A common stock into common stock. Immediately prior to this offering, we will convert each outstanding share of Class L common stock into approximately              of a share of common stock plus an additional number of shares determined by dividing the per share Class L conversion amount, currently estimated to be $         , by the initial public offering price of a share of our common stock in this offering, net of the estimated underwriting discounts and commissions and a pro rata portion, based upon the number of shares being sold in this offering, of the estimated offering related expenses incurred by us. At the time of such conversion, in accordance with the terms of our equity incentive plans and our outstanding awards thereunder, outstanding options to purchase shares of our Class L common stock will become options to purchase shares of our common stock with appropriate adjustments to the exercise price per share and the number of shares underlying each such award. Unless otherwise indicated, all share data gives effect to the reclassification, including a conversion of all shares of our Class L common stock into shares of our common stock and related adjustments to our outstanding options to purchase shares of our Class L common stock, in each case based upon such estimated Class L conversion amount and the estimated offering-related expenses disclosed in this prospectus. See “The Reclassification.”

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PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the financial data and related notes and the section entitled “Risk Factors” before deciding whether to invest in our common stock. Unless otherwise indicated or the context otherwise requires, references in this prospectus to the “Company”, “Bright Horizons”, “we”, “us” and “our” refer to Bright Horizons Family Solutions Inc. and its consolidated subsidiaries. References in this prospectus to years are to our fiscal years, which end on December 31. All information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares, unless otherwise noted.

Our Company

We are a leading provider of high-quality child care and early education services as well as other services designed to help employers and families better address the challenges of work and life. We provide services primarily under multi-year contracts with employers who offer child care and other dependent care solutions as part of their employee benefits packages to improve employee engagement, productivity, recruitment and retention. As of June 30, 2012, we had more than 850 client relationships with employers across a diverse array of industries, including more than 130 Fortune 500 companies and more than 75 of Working Mother magazine’s 2011 “100 Best Companies for Working Mothers.”

The provision of center-based full service child care and early education represented approximately 87% of our revenue in the year ended December 31, 2011. The balance of our revenue was from a broader suite of employer-sponsored service offerings, including back-up dependent care and educational advisory services, which we developed more recently to enhance our work/life service offerings, broaden our market opportunities and expand the scope of our client relationships. In certain locations, our child care centers are marketed directly to families in surrounding communities and serve employees of nearby clients.

We believe we are a provider of choice for both employers and working families for each of the solutions we offer. As of June 30, 2012, we operated a total of 773 child care and early education centers across a wide range of customer industries with the capacity to serve approximately 87,400 children in the United States, as well as in the United Kingdom, the Netherlands, Ireland, Canada and India. We have achieved satisfaction ratings of greater than 95% among respondents in our employer and parent satisfaction surveys over each of the past five years and an annual client retention rate of 97% for employer-sponsored centers over each of the past ten years. We believe that the close integration between our offerings and our customer interests, our geographic reach, our innovative and customizable approach, our strong customer focus and our high-quality curriculum have all contributed to this success.

The strength of our reputation is reflected in our 25-year track record of providing high-quality services and our history of strong financial performance. From 2001 through 2011, we have achieved year-over-year revenue and adjusted EBITDA growth at a compound annual growth rate of 11% for revenue and 17% for adjusted EBITDA. Our strong revenue growth has been driven by additions to our center base through organic center growth and acquisitions, expansions of our service offerings to back-up dependent care and educational advisory services and consistent year-over-year tuition increases. We have also been able to increase our adjusted EBITDA margin in each year from 2001 through 2011. For the year ended December 31, 2011 and the six months ended June 30, 2012, we generated revenue of $973.7 million and $529.6 million, net income of $4.8 million and $1.7 million, adjusted EBITDA of $148.5 million and $89.1 million, and adjusted net income of $23.4 million and $19.8 million, respectively. Additional information regarding adjusted EBITDA and adjusted net income, including a reconciliation of adjusted EBITDA and adjusted net income to net income, is included in “—Summary Consolidated Financial and Other Data.”

Our Business Models

We provide our center-based child care services under two general business models: a profit and loss (“P&L”) model, where we assume the financial risk of operating a child care center; and a cost-plus model, where we are paid a fee by an employer client for managing a child care center on a cost-plus basis. Our P&L model is further classified into two subcategories: (i) a sponsor model, where we provide child care and early education services on either an exclusive or priority enrollment basis for the employees of a specific employer sponsor; and (ii) a lease/consortium model, where we provide child care and early education services to the employees of multiple employers located within a specific real estate development (for example, an office building or office park), as well as to families in the surrounding community. In both our cost-plus and sponsor P&L models, the development of a new child care center, as well as ongoing maintenance and repair, is typically funded by an employer sponsor with whom we enter into a multi-year contractual relationship. In addition, employer sponsors typically provide subsidies for the ongoing provision of child care services for their employees. Our child care centers are largely located in targeted clusters where we believe demand is generally higher and where income demographics are attractive. We also provide back-up dependent care services through our own centers and through our Back-Up Care Advantage (“BUCA”) program, which offers access to a contracted network of in-home care agencies and approximately 2,500 center-based providers in locations where we do not otherwise have centers with available capacity.

Industry Overview

We compete in the global market for child care and early education services as well as the market for work/life services offered by employers as benefits to employees. Families in the United States spent approximately $43 billion on licensed group child care in 2007. The child care industry can generally be subdivided into center-based and home-based child care. We operate in the center-based market, which is highly fragmented, with over 90% of providers operating fewer than 10 centers, and the top 10 providers comprising less than 10% of the market.

The center-based child care market includes both retail and employer-sponsored centers and can be further divided into full-service centers and back-up centers. We have been a pioneer in the field of employer-sponsored child care, where we were one of the first providers to market a shared economic model directly to employers who offer child care as an employee benefit. This employer-sponsored model, which has been central to our business since we were founded in 1986, is characterized by a single employer or consortium of employers entering into a long-term contract for the provision of child care at a center located at or near the sponsor’s worksite. The sponsor generally funds the development as well as ongoing maintenance and repair of a child care center at or near its worksite and subsidizes the provision of child care services to make them more affordable for its employees.

Additionally, we compete in the growing markets for back-up dependent care and educational advisory services, and we believe we are the largest and one of the only multi-national providers of back-up dependent care services.

Industry Trends

We believe that the following key factors contribute to growth in the markets for employer-sponsored child care and for back-up dependent care and educational advisory services:

Increasing Participation by Women and Two Working Parent Families in the Workforce.    A significant percentage of mothers currently participate in the workforce. In 2007, for example, 64% of mothers with children under the age of six participated in the workforce in the United States. We expect that the number of working mothers and two working parent families will increase over time, resulting in an increase in the need for child care and other work/life services. By 2016, for example, women are expected to earn 60% of all bachelor degrees and 54% of all doctorate and professional degrees in the United States, according to a 2011 report by the Families and Work Institute.

Greater Demand for High-Quality Center-Based Child Care and Early Education.    We believe that recognition of the importance of early education and consistent quality child care has led to increased demand for higher-quality center-based care. In 1965, 8% of children under the age of five with working mothers were enrolled in center-based child care, compared to approximately 24% of such children by 2005. With the shift towards center-based care, there is an increased focus on the establishment of objective, standards-based methods of defining and measuring the quality of child care, such as accreditation. In a highly fragmented market comprised largely of center operators lacking scale, we believe this trend will favor larger industry participants with the size and capital resources to achieve quality standards on a consistent basis.

Recognized Return on Investment to Employers.    Based on studies we have conducted through our Horizons Workforce Consulting practice, we believe that employer sponsors of center-based child care and back-up dependent care services realize strong returns on their investments from reduced turnover and increased productivity. For example, we estimate that users of our back-up dependent care services have been able to work, on average, 12 days annually that they otherwise would have missed due to breakdowns in child care arrangements. Additionally, according to a 2012 survey of our clients, 94% of respondents reported that access to dependable back-up dependent care helps them to focus on work and be more productive.

Growing Global Demand for Child Care and Early Education Services.    We expect that a long-term shift to service-based economies and an increasing emphasis on education by government and families will contribute to further growth in the global child care and early education market as well as the developing markets for back-up dependent care and educational advisory services. In addition, in certain countries in which we operate, public policy decisions have facilitated increased demand for child care and early education services.

Our History

We were listed on Nasdaq from 1998 to May 2008, when we were acquired by investment funds affiliated with Bain Capital Partners, LLC, which we refer to as our going private transaction. Since then, we have continued to grow through challenging economic times while investing in our future. We have grown our international footprint to become a leader in the center-based child care market in the United Kingdom and have expanded into the Netherlands and India as a platform for further international expansion. In the United States, we have enhanced and grown our back-up dependent care services while adding a new educational advisory service for existing employer clients. We have also expanded our sales force with a specific focus on cross-selling opportunities to our employer clients. We have invested in new technologies to better support our full suite of services and expanded our marketing efforts with additional focus on maximizing occupancy levels in centers where we can improve our economics with increased enrollment.

Our Competitive Strengths

We believe we have the following competitive strengths:

Market Leading Service Provider

We believe we are the leader in the markets for employer-sponsored center-based child care and back-up dependent care, and that the breadth, depth and quality of our service offerings—developed over a successful 25-year history—represent significant competitive advantages. We have approximately five times more employer-sponsored centers in the United States than our closest competitor, according to Child Care Information Exchange’s 2010 Employer Child Care Trend Report. We believe the broad geographic reach of our child care centers, with targeted clusters in areas where we believe demand is generally higher and where income demographics are attractive, provides us with an effective platform to market our services to current and new clients.

Collaborative, Long-term Relationships with Diverse Customer Base

We have more than 850 client relationships with employers across a diverse array of industries, including more than 130 of the Fortune 500 companies, with our largest client contributing less than 3% of our revenue in 2011 and our largest 10 clients representing less than 13% of our revenue in that year. Our business model places an emphasis on multi-year employer sponsorship contracts where our clients typically fund the development of new child care centers at or near to their worksites and frequently support the ongoing operations of these centers.

Our multiple touch points with both employers and employees give us unique insight into the corporate culture of our clients. This enables us to identify and provide innovative and tailored solutions to address our clients’ specific work/life needs. In addition to full service center-based care, we provide access to a multi-national back-up dependent care network and educational advisory support, allowing us to offer various combinations of services to best meet the needs of specific clients or specific locations for a single client. Our tailored, collaborative approach to employer-sponsored child care has resulted in an annual client retention rate for employer-sponsored centers of approximately 97% over each of the past ten years.

Commitment to Quality

Our business is anchored in the consistent provision of high-quality service offerings to employers and families. We have therefore designed our child care centers to meet or exceed applicable accreditation and rating standards in all of our key markets, including in the United States through the National Academy of Early Childhood Programs, a division of the National Association for the Education of Young Children (“NAEYC”), and in the United Kingdom through the ratings of the Office of Standards in Education. We believe that our voluntary commitment to achieving accreditation standards offers a competitive advantage in securing employer sponsorship opportunities and in attracting and retaining families because an increasing number of potential and existing employer clients require adherence to accreditation criteria. All of our centers are operated at the quality standard to achieve NAEYC accreditation, which can take two to three years to complete, and we have achieved NAEYC accreditation for more than 70% of our eligible centers. In the United States, NAEYC accreditation is optional and has been achieved by fewer than 10% of child care centers.

“The World at Their Fingertips” is our developmentally appropriate, proprietary curriculum that is based on well-established international early childhood development research and theory. We maintain our curriculum at the forefront of early education practices by introducing elements that respond to the changing expectations and views of society and new information and theories about the ways in which children learn and grow.

We also believe that strong adult-to-child ratios are a critical factor in delivering our curriculum effectively as well as helping to facilitate more focused care. Our programs often provide adult-to-child ratios that are more stringent than many state licensing standards.

Market Leading People Practices

Our ability to deliver consistently high-quality care, education and other services is directly related to our ability to attract, retain and motivate our highly skilled workforce. We believe that we have earned a reputation as an employer of choice, and we have consistently been named as a top employer by third-party sources in the United States, the United Kingdom and the Netherlands, including being named as one of the “100 Best Places to Work in America” by Fortune Magazine 13 times.

We believe the education and experience of our center leaders and teachers exceed the industry average. In addition to recurring in-center training and partial tuition reimbursement for continuing education, we have developed a training program that establishes standards for our teachers as well as an in-house online training academy (Bright Horizons University), which allows our employees to earn nationally-recognized child development credentials.

Capital Efficient Operating Model Provides Platform for Growth, with Attractive Economics

We have achieved uninterrupted year-over-year revenue, adjusted EBITDA and adjusted EBITDA margin growth for each of the last ten years despite broader macro-economic fluctuations. With employer sponsors funding the majority of the capital required for new centers developed on their behalf, we have been able to grow our business with limited capital investment, which has contributed to strong cash flows from operations. We also proactively manage our portfolio of centers to identify and close P&L model centers that we view as underperforming, which enables us to sustain our operating margins and effectively reinvest our capital.

Proven Acquisition Track Record

We have an established acquisition team to pursue potential targets using a proven framework to effectively evaluate potential transactions with the goal of maximizing our return on investment while minimizing risk. Since 2006, we have completed acquisitions of 123 child care centers in the United States, the United Kingdom and the Netherlands, as well as a provider of back-up dependent care services in the United States, representing in aggregate approximately $160 million in annualized revenue. Our acquisition strategy is also focused on enhancing and diversifying our platform of service offerings, as demonstrated through our 2006 acquisition of College Coach, through which we provide college preparation and admissions counseling.

Experienced Management Team

Our management team has an established track record of operational excellence and has an average tenure of 16 years at Bright Horizons. We have successfully operated Bright Horizons both as a publicly traded company and, since 2008, as a private company. The management team has a proven track record of performance, having increased revenue from $345.9 million in 2001 to $973.7 million in 2011, and increased adjusted EBITDA from $29.8 million in 2001 to $148.5 million in 2011, representing 670 basis points of adjusted EBITDA margin expansion.

Our Growth Strategy

We believe that there are significant opportunities to continue to grow our business globally and expand our leadership position by continuing to execute on the following strategies:

Grow Our Client Relationships

Secure Relationships with New Employer Clients.    Our addressable market includes approximately 15,000 employers, each with at least 1,000 employees, within the industries that we currently service in the United States and the United Kingdom. Our dedicated sales force focuses on establishing new client relationships and is supported by our Horizons Workforce Consulting practice, which helps potential clients to identify the precise work/life offerings that will best meet their strategic goals. We believe that our extensive service offerings, the breadth of our existing presence across the United States and our expanding European platform, as well as our track record of serving major employer sponsors for over 25 years, position us to take advantage of new client opportunities.

Expand Relationships with Existing Employer Clients Through Additional Centers and Cross-Selling.    As of June 30, 2012, we operated approximately 200 centers for 50 clients with multiple facilities, and we believe there is a significant opportunity to add additional employer-sponsored centers for both these and other existing clients. In addition, only approximately 15% of our current clients currently utilize more than one of our four principal service offerings. In the near term, we expect that this cross-sales growth opportunity will be led by the continued expansion of our BUCA program.

Continue to Expand Through the Assumption of Management of Existing Sponsored Child Care Centers.    We occasionally assume the management of existing centers from the incumbent management team, which enables us to develop new client relationships, typically with no capital investment and no purchase price payment. We also evaluate existing centers for expansion or relocation in markets in which our operations have been successful, in order to accommodate demand and enhance our market presence.

Sustain Annual Price Increases to Enable Continued Investments in Quality

We look for opportunities to invest in quality as a way to enhance our reputation with our clients and their employees. By developing a strong reputation for high-quality services and facilities, we are able to support consistent price increases that keep pace with our cost increases. Over our history, these price increases have contributed to our revenue growth and have enabled us to drive margin expansion.

Increase Utilization at Existing Centers

We believe that our mature P&L centers (which we define as centers that have been open for more than three years) are currently operating at utilization levels below our target run rate, in part due to a general deterioration in economic conditions from 2008 to 2010. Utilization rates at our mature P&L centers stabilized in 2010 and have grown in 2011 and the first six months of 2012. We expect to further close the gap between current utilization rates and our target run rate over the next few years.

Selectively Add New Lease/Consortium Centers

We have typically added between six and twelve new lease/consortium centers annually for the past five years, focusing on urban or city surrounding markets where demand is generally higher and where income demographics are generally more supportive of a new center. We expect to open new lease/consortium centers at an annual rate consistent with our current lease/consortium growth rate over at least the next five years.

Continue to Expand Through Selective Acquisitions

We have a long track record of successfully completing and integrating selective acquisitions. The domestic and international markets for child care and other family support services remain highly fragmented and, we believe, primed for consolidation. We will therefore continue to seek attractive opportunities both for center acquisitions and the acquisition of complementary service offerings.

Risk Factors

An investment in our common stock involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock. Among these important risks are the following:

•	Significant deterioration in general economic conditions in our markets may lead parents to diminish the use of child care services and employers to reduce sponsorship of work and family services.

•

Because of the nature of our business, we are highly susceptible to reputational damage. Even false allegations or frivolous litigation could significantly damage our reputation and subject us to significant harm.

•	Our business depends largely on our ability to continue to hire and retain qualified teachers.

•

As of June 30, 2012, on an as-adjusted basis after giving effect to this offering and the application of the net proceeds therefrom, we would have had total indebtedness of $730.9 million, and our substantial debt could limit our ability to pursue our growth strategy.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, which we refer to as the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include:

•	Reduced disclosure about our executive compensation arrangements;

•	No non-binding shareholder advisory votes on executive compensation or golden parachute arrangements; and

•	Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues as of the end of our fiscal year, we have more than

$700.0 million in market value of our stock held by non-affiliates as of the end of our second fiscal quarter, or we issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced disclosure obligations. We have taken advantage of reduced disclosure regarding executive compensation arrangements in this prospectus, and we may choose to take advantage of some but not all of these reduced disclosure obligations in future filings. If we do, the information that we provide stockholders may be different than you might get from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect that we will cease to be an emerging growth company as of January 1, 2013.

Our Sponsor

Bain Capital, LLC is a global private investment firm headquartered in Boston, Massachusetts whose affiliates, including Bain Capital Partners LLC, our Sponsor, manage several pools of capital including private equity, venture capital, public equity, high-yield assets and mezzanine capital with approximately $65 billion in assets under management. Since its inception in 1984, funds sponsored by Bain Capital have made private equity investments and add-on acquisitions in over 350 companies in a variety of industries around the world.

Upon completion of this offering, our Sponsor will continue to hold a controlling interest in us and will continue to have significant influence over us and decisions made by our stockholders and may have interests that differ from yours. See “Risk Factors—Risks Related to Our Common Stock and this Offering.”

Corporate Information

Our principal executive offices are located at 200 Talcott Avenue South, Watertown, Massachusetts 02472, and our telephone number is (617) 673-8000. Our Internet website address is www.brighthorizons.com. The information on, or that can be accessed through, our website is not part of this prospectus, and you should not rely on any such information in making the decision whether to purchase our common stock.

The Offering

Common stock offered by us	shares

Common stock to be outstanding immediately after completion of this offering	shares. For additional information regarding the impact of a change in the assumed initial public offering price on the number of shares outstanding after completion of this offering related to the conversion of our Class L common stock, see “The Reclassification.”

Underwriters’ option to purchase additional shares	The selling stockholders have granted the underwriters a 30-day option to purchase an additional shares.

Use of proceeds	We expect to receive net proceeds, after deducting estimated offering expenses and underwriting discounts and commissions, of approximately $ million, based on an assumed offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus). We intend to use the net proceeds from this offering to repay all amounts outstanding under the Bright Horizons Capital Corp. 13.0% senior notes due 2018, and to use any remaining net proceeds for working capital and for general corporate purposes. As of June 30, 2012, there was $185.6 million in aggregate principal amount of, and accumulated interest on, the Bright Horizons Capital Corp. 13.0% senior notes outstanding. See “Use of Proceeds.” We will not receive any of the net proceeds from the sale of shares of common stock by the selling stockholders.

Dividend policy	Our board of directors does not currently intend to pay regular dividends on our common stock. See “Dividend Policy.”

Principal stockholders	Upon completion of this offering, investment funds affiliated with the Sponsor will indirectly beneficially own a controlling interest in us. For more information, see “Management—Board Structure and Committee Composition.”

Trading symbol

Risk factors	You should read carefully the “Risk Factors” section of this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

Conflict of interest

Certain affiliates of Goldman, Sachs & Co., an underwriter in this offering, beneficially own all of our 11.5% senior subordinated notes due 2018 and our 13.0% senior notes due 2018. We intend to use all or a portion of the net proceeds of this offering to redeem the entire outstanding principal amount of the 13.0% senior notes due 2018 and to pay accrued interest thereon. See “Use of Proceeds.” As a result, certain affiliates of Goldman, Sachs & Co. will receive all or a substantial portion of the net proceeds of this offering. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority, Inc. Rule 5121 requires that a “qualified independent underwriter” meeting certain standards participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. J.P. Morgan Securities LLC has agreed to act as a “qualified independent underwriter” within the meaning of Rule 5121 in connection with this offering. Goldman, Sachs & Co. will not confirm sales of the shares to any account over which they exercise discretionary authority without the prior written approval of the customer.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding after our reclassification (assuming an offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus) and excludes              shares of our common stock issuable upon the exercise of outstanding options at a weighted average exercise price equal to $         per share, of which options to purchase          shares were exercisable as of                     , 2012, and an additional              shares of our common stock will be issuable under our 2012 Omnibus Long-Term Incentive Plan. For additional information regarding the impact of a change in the assumed initial public offering price, in connection with the conversion of our Class L common stock, on the number of shares issuable upon the exercise of outstanding options after completion of this public offering, see “The Reclassification.”

Summary Consolidated Financial and Other Data

The following table sets forth our summary historical and other data as of the dates and for the periods indicated. The summary historical financial data as of December 31, 2010 and 2011 and for the three years in the period ended December 31, 2011 presented in this table have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical financial data as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2009 has been derived from our consolidated financial statements for such year, which are not included in this prospectus. The summary consolidated balance sheet data as of June 30, 2011 has been derived from our unaudited consolidated financial statements for such period, which are not included in this prospectus. Historical results are not necessarily indicative of the results to be expected for future periods and operating results for the six months ended June 30, 2012 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2012. The data in the following table related to adjusted EBITDA, adjusted net income, child care and early education centers and licensed capacity are unaudited for all periods presented.

This summary historical consolidated financial and other data should be read in conjunction with the disclosures set forth under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(In thousands, except per share and operating data)
Consolidated Statement of Operations Data:
Revenue	$852,323	$878,159	$973,701	$480,939	$529,585
Cost of services	672,793	698,264	766,500	376,321	407,012

Gross profit	179,530	179,895	207,201	104,618	122,573
Selling, general and administrative expenses	82,798	83,601	92,938	45,196	67,226
Amortization	29,960	27,631	27,427	13,661	13,182

Income from operations	66,772	68,663	86,836	45,761	42,165

Gains from foreign currency transactions	—	—	835	—	—
Interest income	132	28	824	22	62
Interest expense	(83,228)	(88,999)	(82,908)	(43,603)	(40,432)

Net interest expense and other	(83,096)	(88,971)	(81,249)	(43,581)	(40,370)

(Loss) income before income taxes	(16,324)	(20,308)	5,587	2,180	1,795

Income tax benefit (expense)	6,789	10,314	(825)	(924)	(119)

Net (loss) income	(9,535)	(9,994)	4,762	1,256	1,676
Net income attributable to noncontrolling interest	—	—	3	—	134

Net (loss) income attributable to Bright Horizons Family Solutions Inc.	$(9,535)	$(9,994)	$4,759	$1,256	1,542

Earnings (loss) per share:
Class L—basic and diluted	$44.52	$49.21	$54.33	$26.27	$28.75
Common—basic and diluted	$(5.85)	$(6.42)	$(5.74)	$(2.87)	$(3.40)

Weighted average number of common shares outstanding:
Class L—basic and diluted	1,315,267	1,315,153	1,317,273	1,317,053	1,325,297
Common—basic and diluted	11,837,402	11,836,374	11,855,632	11,853,477	11,929,773

Pro Forma Consolidated Statements of Operations Data(1):
Pro forma net income
Pro forma earnings per share(2):
Basic
Diluted
Pro forma weighted average shares outstanding:
Basic
Diluted

Consolidated Balance Sheet Data (at period end):
Total cash and cash equivalents	$14,360	$15,438	$30,448	$27,669	$62,764

Total assets	1,732,724	1,721,692	1,771,164	1,729,375	1,901,331
Total liabilities, excluding debt	364,352	362,034	389,986	374,560	414,840
Total debt, including current maturities	794,881	795,458	799,257	786,394	891,360

Total redeemable noncontrolling interest	—	—	15,527	—	15,296

Class L common stock	633,452	699,533	772,422	734,759	811,548

Total stockholders’ deficit	(59,961)	(135,333)	(206,028)	(166,338)	(231,713)

Other Financial and Operating Data:
Adjusted EBITDA(3)	126,955	132,238	148,519	75,306	89,099
Adjusted net income(3)	11,336	9,496	23,413	10,552	19,815
Capital expenditures for new and existing centers	43,616	39,522	42,517	18,680	27,688
Child care and early education centers (at period end)	694	705	743	724	773
Licensed capacity (at period end)	77,100	78,900	83,400	81,850	87,400

(1)	The pro forma consolidated statements of operations data for fiscal 2011 and the six months ended June 30, 2012 give effect to (a) the reclassification of our common stock and the conversion of our Class L common stock, both into our common stock, as described in “The Reclassification,” (b) the issuance of common stock in this offering and the application of the net proceeds therefrom as described in “Use of Proceeds” and (c) the termination of our management agreement with the Sponsor in connection with this offering, as if each had occurred on the first day of the period presented. See “Related Party Transactions.”
(2)	See “The Reclassification” for a discussion of the conversion of our Class L common stock to common stock in connection with the completion of this offering.
(3)	Adjusted EBITDA and adjusted net income are metrics used by management to measure operating performance. Adjusted EBITDA represents our earnings before interest, taxes, depreciation, amortization, straight line rent expense, stock compensation expense and the Sponsor management fee. Adjusted net income represents our net income (loss) determined in accordance with generally accepted accounting principles in the United States, or GAAP, adjusted for stock compensation expense, amortization expense, the sponsor management fee and the income tax benefit thereon.

The following table presents a reconciliation of each of our adjusted EBITDA and our adjusted net income to our net income (loss) determined in accordance with GAAP:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(unaudited, in thousands)
Net income (loss)	$(9,535)	$(9,994)	$4,762	$1,256	$1,676
Interest expense, net	83,096	88,971	82,084	43,581	40,370
Income tax (benefit) expense	(6,789)	(10,314)	825	924	119
Depreciation	23,400	25,689	28,024	13,305	16,103
Amortization	29,960	27,631	27,427	13,661	13,182

EBITDA	120,132	121,983	143,122	72,727	71,450
Additional Adjustments:
Straight line rent expense(a)	1,998	5,401	1,739	746	600
Stock compensation expense(b)	2,325	2,354	1,158	583	15,799
Sponsor management fee(c)	2,500	2,500	2,500	1,250	1,250

Total adjustments	6,823	10,255	5,397	2,579	17,649

Adjusted EBITDA	$126,955	$132,238	$148,519	$75,306	$89,099

Net income (loss)	$(9,535)	$(9,994)	$4,762	$1,256	$1,676

Stock compensation expense(b)	2,325	2,354	1,158	583	15,799
Sponsor management fee(c)	2,500	2,500	2,500	1,250	1,250
Amortization(d)	29,960	27,631	27,427	13,661	13,182
Tax effect(e)	(13,914)	(12,995)	(12,434)	(6,198)	(12,092)

Adjusted net income	$11,336	$9,496	$23,413	$10,552	$19,815

(a)	Represents rent in excess of cash paid for rent, recognized on a straight line basis over the lease life in accordance with Accounting Standards Codification (“ASC”) Topic 840, Leases.
(b)	Represents non-cash stock-based compensation expense.
(c)	Represents annual fees paid to our Sponsor under a management agreement, which will be terminated upon consummation of this offering. See “Related Party Transactions—Arrangements with Our Investors.”
(d)	Represents amortization of intangible assets, including $23.2 million, $21.7 million, $20.6 million, $10.5 million and $10.1 million in 2009, 2010, 2011 and for the six months ended June 30, 2011 and 2012, respectively, associated with intangible assets recorded in connection with our going private transaction in May 2008.
(e)	Represents the tax benefit, using an effective rate of 40%, associated with the expenses described in notes (b), (c) and (d).

Adjusted EBITDA and adjusted net income are not presentations made in accordance with GAAP, and the use of the terms adjusted EBITDA and adjusted net income may differ from similar measures reported by other companies. We believe that adjusted EBITDA and adjusted net income provide investors with useful information with respect to our historical operations.

We present adjusted EBITDA and adjusted net income as supplemental performance measures because we believe they facilitate a comparative assessment of our operating performance relative to our performance based on our results under GAAP, while isolating the effects of some items that vary from period to period. Specifically, adjusted EBITDA allows for an assessment of our operating performance and of our ability to service or incur indebtedness without the effect of non-cash charges, such as depreciation, amortization, the excess of rent expense over cash rent expense and stock compensation expense, and the effect of our Sponsor management fee, which we will not owe for periods after the consummation of this offering. In addition, adjusted net income allows us to assess our performance without the impact of the specifically identified items that we believe do not directly reflect our core operations. These measures also function as benchmarks to evaluate our operating performance.

This prospectus also includes information concerning adjusted EBITDA margin, which is defined as the ratio of adjusted EBITDA to revenue. We present adjusted EBITDA margin because it is used by management as a performance measurement to judge the level of adjusted EBITDA generated from revenue. We believe its inclusion is appropriate to provide additional information to investors and other external users of our financial statements.

Adjusted EBITDA, adjusted net income and adjusted EBITDA margin are not measurements of our financial performance under GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing or financing activities or any other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. We understand that although adjusted EBITDA and adjusted net income are frequently used by securities analysts, lenders and others in their evaluation of companies, they have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	adjusted EBITDA, adjusted net income and adjusted EBITDA margin do not fully reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	adjusted EBITDA and adjusted net income do not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted EBITDA and adjusted net income do not reflect any cash requirements for such replacements.

Because of these limitations, adjusted EBITDA and adjusted net income should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations.

RISK FACTORS

An investment in our common stock involves various risks. You should carefully consider the following risks and all of the other information contained in this prospectus before investing in our common stock. The risks described below are those which we believe are the material risks that we face. Additional risks not presently known to us or which we currently consider immaterial may also adversely affect our company. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment in our common stock.

Risks Related to Our Business and Industry

Changes in the demand for child care and other dependent care services, which may be negatively affected by economic conditions, may affect our operating results.

Our business strategy depends on employers recognizing the value in providing employees with child care and other dependent care services as an employee benefit. The number of employers that view such services as cost-effective or beneficial to their work forces may not continue to grow or may diminish. In addition, demographic trends, including the number of dual-income families in the work force, may not continue to lead to increased demand for our services. Such changes could materially and adversely affect our business and operating results.

Even among employers that recognize the value of our services, demand may be adversely affected by general economic conditions. For example, during the recent recession, we believe sustained uncertainty in U.S. and global economic conditions and persistently high unemployment domestically resulted in reduced enrollment levels at our mature P&L centers, and enrollment remains below pre-recession levels. Should the economy experience additional or prolonged weakness, employer clients may reduce or eliminate their sponsorship of work and family services, and prospective clients may not commit resources to such services. In addition, a reduction in the size of an employer’s workforce could negatively impact the demand for our services and result in reduced enrollment or failure of our employer clients to renew their contracts. A deterioration of general economic conditions may adversely impact the need for our services because out-of-work parents may diminish or discontinue the use of child care services, or be unwilling to pay tuition for high-quality services. Additionally, we may not be able to increase tuition at a rate consistent with increases in our operating costs. If demand for our services were to decrease, it could disrupt our operations and have a material adverse effect on our business and operating results.

Our business depends largely on our ability to hire and retain qualified teachers.

State laws require our teachers and other staff members to meet certain educational and other minimum requirements, and we often require that teachers and staff at our centers have additional qualifications. We are also required by state laws to maintain certain prescribed minimum adult-to-child ratios. If we are unable to hire and retain qualified teachers at a center, we could be required to reduce enrollment or be prevented from accepting additional enrollment in order to comply with such mandated ratios. In certain markets, we may experience difficulty in attracting, hiring and retaining qualified teachers, which may require us to offer increased salaries and enhanced benefits in these more competitive markets. This could result in increased costs at centers located in these markets. Difficulties in hiring and retaining qualified personnel may also affect our ability to meet growth objectives in certain geographies and to take advantage of additional enrollment opportunities at our child care and early education centers in these markets.

Our substantial indebtedness could adversely affect our financial condition.

We have a significant amount of indebtedness. As of June 30, 2012, we had total indebtedness of $916.5 million, excluding approximately $0.6 million of undrawn letters of credit and $74.9 million of unused commitments under our revolving credit facility. Our high level of debt could have important consequences, including:

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements and increasing our cost of borrowing;

•

requiring a substantial portion of our cash flow to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our senior credit facilities, are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete; and

•	placing us at a disadvantage compared to other, less leveraged competitors or competitors with comparable debt at more favorable interest rates.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the credit agreement governing our senior credit facilities and the indentures governing our notes contain restrictions on the incurrence of additional indebtedness, those restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with those restrictions could be substantial. We may also seek to amend one or more of our debt instruments to permit us to finance our growth strategy, just as we recently amended our senior credit facilities to finance the acquisition of Huntyard Limited (“Huntyard”), the parent company of Casterbridge Care and Education Group Ltd (“Casterbridge”), in the United Kingdom in May 2012.

In addition, the borrowings under our senior credit facilities bear interest at variable rates. If market interest rates increase, variable rate debt will create higher debt service requirements, which could adversely affect our cash flow. Assuming all amounts under our senior credit facilities are fully drawn, a 100 basis point change in interest rates would result in a $4.1 million change in annual interest expense on our indebtedness under our senior credit facilities. While we may in the future enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

The terms of our indebtedness restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The credit agreement governing our senior credit facilities and the indentures governing our notes contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to incur certain liens, make investments and acquisitions, incur or guarantee additional indebtedness, pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock, or enter into certain other types of contractual arrangements affecting our subsidiaries or indebtedness. See “Description of Indebtedness.” In addition, the restrictive covenants in the credit agreement governing our senior credit facilities require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control.

A breach of the covenants under the credit agreement governing our senior credit facilities or the indentures that govern our notes could result in an event of default under the applicable indebtedness, unless we obtain a waiver to avoid such default. If we are unable to obtain a waiver, such a default may allow the creditors to accelerate the related debt and may result in the acceleration of or default under any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders or note holders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

Acquisitions may disrupt our operations or expose us to additional risk.

Acquisitions are an integral part of our growth strategy. Acquisitions involve numerous risks, including potential difficulties in the integration of acquired operations, such as bringing new centers through the re-licensing or accreditation processes, successfully implementing our curriculum programs, not meeting financial objectives, increased costs, undisclosed liabilities not covered by insurance or by the terms of the acquisition, diversion of management’s attention and resources in connection with an acquisition, loss of key employees of the acquired operation, failure of acquired operations to effectively and timely adopt our internal control processes and other policies, and write-offs or impairment charges relating to goodwill and other intangible assets. We may not have success in identifying, executing and integrating acquisitions in the future.

The success of our operations in international markets is highly dependent on the expertise of local management and operating staff, as well as the political, social, legal and economic operating conditions of each country in which we operate.

The success of our business depends on the actions of our employees. In international markets that are newer to our business, we are highly dependent on our current local management and operating staff to operate our centers in these markets in accordance with local law and best practices. If the local management or operating staff were to leave our employment, we would have to expend significant time and resources building up our management or operational expertise in these markets. Such a transition could adversely affect our reputation in these markets and could materially and adversely affect our business and operating results.

If the international markets in which we compete are affected by changes in political, social, legal, economic or other factors, our business and operating results may be materially and adversely affected. As of June 30, 2012, we had 181 centers located in five foreign countries; therefore, we are subject to inherent risks attributed to operating in a global economy. Our international operations may subject us to additional risks that differ in each country in which we operate, and such risks may negatively affect our results. The factors impacting the international markets in which we operate may include changes in laws and regulations affecting the operation of child care centers, the imposition of restrictions on currency conversion or the transfer of funds or increases in the taxes paid and other changes in applicable tax laws.

In addition, instability in European financial markets or other events could cause fluctuations in exchange rates that may affect our revenues. Most of our revenues, costs and debts are denominated in U.S. dollars. However, revenues and costs from our operations outside of the United States are denominated in the currency of the country in which the center is located, and these currencies could become less valuable as a result of exchange rate fluctuations. The current European debt crisis and related European financial restructuring efforts may cause the value of the European currencies, including the British pound and the Euro, to deteriorate. The potential dissolution of the Euro, or market perceptions concerning this and related issues, could adversely affect the value of our Euro- and British pound-denominated assets. Unfavorable currency fluctuations as a result of this and other market forces could result in a reduction in our revenues and net earnings, which in turn could materially and adversely affect our business and operating results.

Because our success depends substantially on the value of our brands and reputation as a provider of choice, adverse publicity could impact the demand for our services.

Adverse publicity concerning reported incidents or allegations of physical or sexual abuse or other harm to a child at any child care center, whether or not directly relating to or involving Bright Horizons, could result in decreased enrollment at our child care centers, termination of existing corporate relationships or inability to attract new corporate relationships, or increased insurance costs, all of which could adversely affect our operations. Brand value and our reputation can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in substantial litigation. These incidents may arise from events that are beyond our ability to control and may damage our brands and reputation, such as instances of physical or sexual abuse or actions taken (or not taken) by one or more center managers or teachers relating to the health, safety or welfare of children in our care. In addition, from time to time, customers and others make claims and take legal action against us. Whether or not customer claims or legal action related to our performance have merit, they may adversely affect our reputation and the demand for our services. Demand for our services could diminish significantly if any such incidents or other matters erode consumer confidence in us or our services, which would likely result in lower sales, and could materially and adversely affect our business and operating results. Any reputational damage could have a material adverse effect on our brand value and our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Our business activities subject us to litigation risks that may lead to significant reputational damage, money damages and other remedies and increase our litigation expense.

Because of the nature of our business, we may be subject to claims and litigation alleging negligence, inadequate supervision or other grounds for liability arising from injuries or other harm to the people we serve, primarily children. We may also be subject to employee claims based on, among other things, discrimination, harassment or wrongful termination. In addition, claimants may seek damages from us for physical or sexual abuse, and other acts allegedly committed by our employees or agents. We face the risk that additional lawsuits may be filed which could result in damages and other costs that our insurance may be inadequate to cover. In addition to diverting our management resources, such allegations may result in publicity that may materially and adversely affect us and our brands, regardless of whether such allegations are valid. Any such claim or the publicity resulting from it may have a material adverse effect on our business, reputation, results of operations and financial condition including, without limitation, adverse effects caused by increased cost or decreased availability of insurance and decreased demand for our services from employer sponsors and families.

Our international operations may be subject to additional risks related to litigation, including difficulties enforcing contractual obligations governed by foreign law due to differing interpretations of rights and obligations, limitations on the availability of insurance coverages and limits, compliance with multiple and potentially conflicting laws, new and potentially untested laws and judicial systems and reduced or diminished protection of intellectual property. A substantial judgment against us or one of our subsidiaries could materially and adversely affect our business and operating results.

Our continued profitability depends on our ability to pass on our increased costs to our customers.

Hiring and retaining key employees and qualified personnel, including teachers, is critical to our business. Because we are primarily a services business, inflationary factors such as wage and benefits cost increases result in significant increases in the costs of running our business. In addition, increased competition for teachers in certain markets could result in significant increases in the costs of running our business. Any employee organizing efforts could also increase our payroll and benefits expenses. Our success depends on our ability to continue to pass along these costs to our customers. In the event that we cannot increase the cost of our services to cover these higher wage and benefit costs without reducing customer demand for our services, our revenues could be adversely affected, which could have a material adverse effect on our financial condition and results of operations, as well as our growth.

Changes in our relationships with employer sponsors may affect our operating results.

We derive a significant portion of our business from child care and early education centers associated with employer sponsors for whom we provide these services at single or multiple sites pursuant to contractual arrangements. Our contracts with employers for full service center-based care typically have terms of three to ten years, and our contracts related to back-up dependent care typically have terms of one to three years. While we have a history of consistent contract renewals, we may not experience a similar renewal rate in the future. The termination or non-renewal of a significant number of contracts or the termination of a multiple-site client relationship could have a material adverse effect on our business, results of operations, financial condition or cash flows.

Significant increases in the costs of insurance or of insurance claims or our deductibles may negatively affect our profitability.

We currently maintain the following major types of commercial insurance policies: workers’ compensation, commercial general liability (including coverage for sexual and physical abuse), professional liability, automobile liability, excess and “umbrella” liability, commercial property coverage, student accident coverage, employment practices liability, commercial crime coverage, fiduciary liability, privacy breach/Internet liability and directors’ and officers’ liability. These policies are subject to various limitations, exclusions and deductibles. To date, we have been able to obtain insurance in amounts we believe to be appropriate. Such insurance, particularly coverage for sexual and physical abuse, may not continue to be readily available to us in the form or amounts we have been able to obtain in the past, or our insurance premiums could materially increase in the future as a consequence of conditions in the insurance business or in the child care industry.

Changes in laws and regulations could impact the way we conduct business.

Our child care and early education centers are subject to numerous national, state and local regulations and licensing requirements. Although these regulations vary greatly from jurisdiction to jurisdiction, government agencies generally review, among other issues, the adequacy of buildings and equipment, licensed capacity, the ratio of adults to children, educational qualifications and training of staff, record keeping, dietary program, daily curriculum, hiring practices and compliance with health and safety standards. Failure of a child care or early education center to comply with applicable regulations and requirements could subject it to governmental sanctions, which can include fines, corrective orders, placement on probation or, in more serious cases, suspension or revocation of one or more of our child care centers’ licenses to operate, and require significant expenditures to bring our centers into compliance. Although we expect to pay employees at rates above the minimum wage, increases in the statutory minimum wage rates could result in a corresponding increase in the wages we pay to our employees.

Our operating results are subject to seasonal fluctuations.

Our revenue and results of operations fluctuate with the seasonal demands for child care and the other services we provide. Revenue in our child care centers that have mature operating levels typically declines during the third quarter due to decreased enrollments over the summer months as families withdraw children for vacations and older children transition into elementary schools. In addition, use of our back-up services tends to be higher when school is not in session and during holiday periods, which can increase the operating costs of the program and impact results of operations. We may be unable to adjust our expenses on a short-term basis to minimize the effect of these fluctuations in revenue. Our quarterly results of operations may also fluctuate based upon the number and timing of child care center openings and/or closings, acquisitions, the performance of new and existing child care and early education centers, the contractual arrangements under which child care centers are operated, the change in the mix of such contractual arrangements, competitive factors and general economic conditions. The inability of existing child care centers to maintain their current enrollment levels and profitability, the failure of newly opened child care centers to contribute to profitability and the failure to maintain and grow our other services could result in additional fluctuations in our future operating results on a quarterly or annual basis.

We depend on key management and key employees to manage our business.

Our success depends on the efforts, abilities and continued services of our executive officers and other key employees. We believe future success will depend upon our ability to continue to attract, motivate and retain highly-skilled managerial, sales and marketing, divisional, regional and child care and early education center director personnel.

Significant competition in our industry could adversely affect our results of operations.

We compete for enrollment and sponsorship of our child care and early education centers in a highly-fragmented market. For enrollment, we compete with family child care (operated out of the caregiver’s home) and center-based child care (such as residential and work-site child care centers, full- and part-time nursery schools, private and public elementary schools and church-affiliated and other not-for-profit providers). In addition, substitutes for organized child care, such as relatives and nannies caring for children, can represent lower cost alternatives to our services. We believe that our ability to compete successfully depends on a number of factors, including quality of care, site convenience and cost. We often face a price disadvantage to our competition, which may have access to greater financial resources, greater name recognition or lower operating or compliance costs. In addition, certain competitors may be able to operate with little or no rental expense and sometimes do not comply or are not required to comply with the same health, safety, insurance and operational regulations with which we comply. Therefore, we may be unable to continue to compete successfully against current and future competitors.

The growth of our business may be adversely affected if we do not execute our growth strategies successfully.

Our ability to grow in the future will depend upon a number of factors, including the ability to develop and expand new and existing client relationships, to continue to provide and expand the high-quality services we offer and to hire and train qualified personnel. Achieving and sustaining growth increases requires the successful execution of our growth strategies, which may require the implementation of enhancements to operational and financial systems, expanded sales and marketing capacity and additional or new organizational resources. We may be unable to manage our expanding operations effectively, or we may be unable to maintain or accelerate our growth.

Governmental universal child care benefit programs could reduce the demand for our services.

National, state or local child care benefit programs comprised primarily of subsidies in the form of tax credits or other direct government financial aid provide us opportunities for expansion in additional markets. However, a universal benefit with governmentally mandated or provided child care could reduce the demand for early care services at our existing child care and early education centers due to the availability of lower cost care alternatives or could place downward pressure on the tuition and fees we charge, which could adversely affect our revenues and results of operations.

Breaches in data security could adversely affect our financial condition and operating results.

For various operational needs, we receive certain personal information including credit card information and personal information for the children and families that we serve. While we have policies and practices that protect our data, a compromise of our systems that results in unauthorized persons obtaining personal information could adversely affect our reputation and our operations, results of operations, financial condition or cash flows, and could result in litigation against us or in the imposition of penalties. In addition, a security breach could require us to expend significant additional resources related to the security of our information systems and could result in a disruption to our operations.

A regional or global health pandemic or other catastrophic event could severely disrupt our business.

A health pandemic is a disease that spreads rapidly and widely by infection and affects many individuals in an area or population at the same time. A regional or global health pandemic, depending upon its duration and severity, could severely affect our business. Enrollment in our child care centers could experience sharp declines as families might avoid taking their children out in public in the event of a health pandemic, and local, regional or national governments might limit or ban public interactions to halt or delay the spread of diseases causing business disruptions and the temporary closure of our centers. Additionally, a health pandemic could also impair our ability to hire and retain an adequate level of staff. A health pandemic may have a disproportionate impact on our business compared to other companies that depend less on the performance of services by employees.

Other unforeseen events, including war, terrorism and other international, regional or local instability or conflicts (including labor issues), embargos, natural disasters such as earthquakes, tsunamis, hurricanes, or other adverse weather and climate conditions, whether occurring in the United States or abroad, could disrupt our operations or result in political or economic instability. Enrollment in our child care centers could experience sharp declines as families might avoid taking their children out in public as a result of one or more of these events.

Risks Related to Our Common Stock and this Offering

We are a “controlled company” within the meaning of the          rules and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After the completion of this offering, the Sponsor will continue to control a majority of the voting power of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the corporate governance standards of         . Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements including:

•	the requirement that a majority of the board of directors consist of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our compensation committee will not consist entirely of independent directors and the board committees will not be subject to annual performance evaluations. In addition, we will not have a nominating and corporate governance committee. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of         .

The Sponsor, however, is not subject to any contractual obligation to retain its controlling interest, except that it has agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of our common stock or other capital stock or other securities exercisable or convertible therefor for a period of at least 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co., J.P. Morgan Securities LLC and Barclays Capital Inc. Except for this brief period, there can be no assurance as to the period of time during which the Sponsor will maintain its ownership of our common stock following the offering.

We are an “emerging growth company,” as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a non-binding shareholder advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt during any three-year period, or if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our stock price could be extremely volatile, and, as a result, you may not be able to resell your shares at or above the price you paid for them.

Since the time that we were acquired by our Sponsor in May 2008, there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. In addition, the stock market in general has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our operating performance or prospects, and could lose part or all of their investment. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this prospectus and others such as:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	natural disasters and other calamities; and

•	changes in general market and economic conditions.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Following the closing of this offering, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

There may be sales of a substantial amount of our common stock after this offering by our current stockholders, and these sales could cause the price of our common stock to fall.

After this offering, there will be              shares of common stock outstanding. Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Following completion of this offering, approximately     % of our outstanding common stock (or     % if the underwriters exercise in full their option to purchase additional shares from the selling stockholders) will be held by investment funds affiliated with the Sponsor and members of our management and employees.

Each of our directors, executive officers and significant equity holders (including affiliates of the Sponsor) has entered into a lock-up agreement with Goldman, Sachs & Co., J.P. Morgan Securities LLC and Barclays Capital Inc., on behalf of the underwriters, which regulates their sales of our common stock for a period of 180 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances. See “Shares Eligible for Future Sale—Lock-Up Agreements.”

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future. Of the shares to be outstanding after the offering, the shares offered by this prospectus will be eligible for immediate sale in the public market without restriction by persons other than our affiliates. Our remaining outstanding shares will become available for resale in the public market as shown in the chart below.

Number of Shares	Date Available for Resale

Beginning 180 days after this offering, subject to certain exceptions and automatic extensions in certain circumstances, holders of shares of our common stock may require us to register their shares for resale under the federal securities laws, and holders of additional shares of our common stock would be entitled to have their shares included in any such registration statement, all subject to reduction upon the request of the underwriter of the offering, if any. See “Related Party Transactions—Arrangements With Our Investors.” Registration of those shares would allow the holders to immediately resell their shares in the public market. Any such sales or anticipation thereof could cause the market price of our common stock to decline.

In addition, after this offering, we intend to register shares of common stock that are reserved for issuance under our 2012 Omnibus Long-Term Incentive Plan. For more information, see “Shares Eligible for Future Sale—Registration Statements on Form S-8.”

Provisions in our charter documents and Delaware law may deter takeover efforts that could be beneficial to stockholder value.

In addition to the Sponsor’s beneficial ownership of a controlling percentage of our common stock, our certificate of incorporation and by-laws and Delaware law contain provisions that could make it harder for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include a classified board of directors and limitations on actions by our stockholders. In addition, our board of directors has the right to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquiror. Our certificate of incorporation also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock other than the Sponsor. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the company may be unsuccessful. See “Description of Capital Stock.”

If you purchase shares in this offering, you will suffer immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the pro forma book value of your stock, which dilution would have been $         per share as of June 30, 2012 based on an assumed initial public offering price of $         per share (the midpoint of the offering range shown on the cover of this prospectus), because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. You will experience additional dilution upon the exercise of options and warrants to purchase our common stock, including those options currently outstanding and those granted in the future, and the issuance of restricted stock or other equity awards under our stock incentive plans. To the extent we raise additional capital by issuing equity securities, our stockholders will experience substantial additional dilution. See “Dilution.”

The Sponsor will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control.

We are currently controlled, and after this offering is completed will continue to be controlled, by the Sponsor. Upon completion of this offering, investment funds affiliated with the Sponsor will beneficially own     % of our outstanding common stock (    % if the underwriters exercise in full their option to purchase additional shares from the selling stockholders). For as long as the Sponsor continues to beneficially own shares of common stock representing more than 50% of the voting power of our common stock, it will be able to direct the election of all of the members of our board of directors and could exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock and the payment of dividends. Similarly, the Sponsor will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in our control and could take other actions that might be favorable to it. Even if its ownership falls below 50%, the Sponsor will continue to be able to strongly influence or effectively control our decisions.

Additionally, the Sponsor is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. The Sponsor may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our senior credit facilities. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “expects,” “may,” “will,” “should,” “seeks,” “projects,” “approximately,” “intends,” “plans,” “estimates” or “anticipates,” or, in each case, their negatives or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we and our partners operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this prospectus, which include but are not limited to the following:

•	Changes in the demand for child care and other dependent care services;

•	Our ability to hire and retain qualified teachers;

•	Our substantial indebtedness;

•	That the terms of our indebtedness could restrict our current and future operations;

•	The possibility that acquisitions may disrupt our operations and expose us to additional risk;

•	Our reliance on the expertise of operating staff, especially in international markets;

•	The possibility that adverse publicity would have a negative impact on the demand for our services and the value of our brand;

•	The possibility that our business activities subject us to litigation risks that could result in significant money or reputational damages;

•	Our ability to pass on our increased costs;

•	Changes in our relationships with employer sponsors;

•	Our ability to obtain and maintain adequate insurance coverage at a reasonable cost;

•	Changes in laws or regulations that govern our business;

•	Our ability to withstand seasonal fluctuations in the demand for our services;

•	Our ability to retain and attract key management and key employees;

•	Significant competition within our industry;

•	Our ability to implement our growth strategies successfully;

•	Our susceptibility to the economic impact of governmental or universal child care programs in the countries in which we operate;

•	Breaches in data security; and

•	The impact of a regional or global health pandemic or other catastrophic event.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

THE RECLASSIFICATION

In connection with this offering, on                     , 2012, we effected a 1-for-         reverse split of our Class A common stock and then reclassified our Class A common stock into common stock. Immediately prior to this offering, we had two classes of common stock outstanding, common stock and Class L common stock. The Class L common stock was identical to the common stock, except that the Class L common stock was convertible into shares of our common stock as described below, and each share of Class L common stock was entitled to a preferential payment upon any liquidating distribution by us to holders of our capital stock, whether by dividend, distribution or otherwise, equal to the base amount for such share ($405.00), which we refer to as the Class L base amount. After payment of the Class L base amount, each share of common stock and Class L common stock shared equally in all remaining liquidating distributions by us to holders of our common stock.

Immediately prior to this offering, we will convert each outstanding share of Class L common stock into approximately          of a share of common stock plus an additional number of shares of common stock determined by dividing (1) the Class L conversion amount, which will be equal to the base amount for such share ($405.00) plus the amount that accrued from May 28, 2008, the date that we were acquired by investment funds affiliated with the Sponsor, on the outstanding Class L base amount at a rate of 10% per annum, compounded quarterly, and which is currently estimated to be $        , by (2) the initial public offering price of a share of our common stock in this offering net of the underwriting discounts and commissions and a pro rata portion, based upon the number of shares being sold in this offering, of the estimated offering-related expenses incurred by us. At the time of such conversion, in accordance with the terms of our equity incentive plans and our outstanding awards thereunder, outstanding options to purchase shares of our Class L common stock will become options to purchase shares of our common stock with appropriate adjustments to the exercise price per share and the number of shares underlying each such award. The estimated Class L conversion amount is based upon an assumed pricing date for this offering of                     , 2012. If the pricing date for this offering occurs before or after such date, the Class L conversion amount per share will be less or more, as applicable, than such estimated amount by approximately $         per day. The estimated Class L conversion amount of $         based on the assumed initial public offering date of                     , 2012 is calculated as follows:

Class L base amount as of May 28, 2008(1)		$405.00
Accumulated dividends at 10% per annum, compounded quarterly, as of , 2012

Class L conversion amount as of , 2012	$

(1)	Represents the initial Class L base amount specified in our certificate of incorporation at the time of the initial issuance of the shares of Class L common stock.

References to the “reclassification” throughout this prospectus refer to the 1-for-         reverse stock split of our Class A common stock, the reclassification of our Class A common stock into our common stock and the conversion of our Class L common stock into our common stock and related adjustments to our outstanding options to purchase shares of our Class L common stock.

Assuming an initial public offering price of $         per share, which is the midpoint of the range set forth on the front cover of this prospectus, offering-related expenses incurred by us as specified under “Underwriting” of $        , and the Class L conversion amount specified above,              shares of common stock will be outstanding immediately after the reclassification but before this offering. The actual number of shares of common stock that will be issued as a result of the reclassification is subject to change based on the actual initial public offering price, the offering-related expenses incurred by us and the closing date of this offering. See “Description of Capital Stock.”

The following table sets forth the computation of the conversion factor for the Class L common stock:

Class L conversion amount per share
Assumed initial public offering price per share(a)
Offering expenses per share

Assumed initial public offering price per share, net of expenses

Conversion factor for Class L conversion amount
Class L base share

Class L conversion factor

(a)	The midpoint of the range set forth on the cover of this prospectus.

Because the number of shares of common stock into which a share of Class L common stock is convertible will be determined by reference to the initial public offering price in this offering, a change in the assumed initial public offering price would have a corresponding impact on the number of outstanding shares of common stock presented in this prospectus after giving effect to this offering. The following number of shares of our common stock would be outstanding immediately after the reclassification but before this offering, assuming the initial public offering prices for our common stock shown below and assuming the offering related-expenses and the Class L conversion amount specified above:

	$	$	$	$	$
Class L conversion factor(1)(2)
Shares outstanding
Options outstanding(1)(2)

(1)	The Class L conversion factor is affected by changes in offering expenses at each offering price, specifically estimated underwriting discounts and commissions, which are based on a percentage of the total offering proceeds. No other offering expenses are affected by changes in the offering price. Gives effect to the conversion of all outstanding shares of Class L common stock as if the initial public offering was completed as of the end of the period presented. Class L common stock converts into one share of common stock, adjusted for any stock splits plus an additional number of shares of common stock determined by dividing the Class L conversion amount by the initial public offering price of a share of our common stock in this offering net of the underwriting discounts and commissions and a pro rata portion, based on the number of shares being sold in this offering, of the estimated offering-related expenses incurred by us.

(2)	Because the Class L shares accrue a preference at 10% annually, compounded quarterly, the conversion amount of a Class L share at the time of the offering is determined by reference to the date of the offering. A change in the date of the offering would have a corresponding impact on the conversion amount per Class L share of common stock, and would have a corresponding impact on the exercise price for each option to purchase a share of our Class L common stock. The following shows the change in Class L conversion amount and weighted average exercise price for options to purchase shares of our Class L common stock upon the completion of the reclassification based on the following closing dates:

	, 2012	, 2012	, 2012	, 2012	, 2012	, 2012
Class L conversion amount	$	$	$	$	$	$
Weighted average Exercise price for options on Class L shares	$	$	$	$	$	$

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of the shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us, will be approximately $         million. This estimate assumes an initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus. We will not receive any of the net proceeds from the sale of shares of common stock by the selling stockholders, which is estimated to be approximately $         million if the underwriters’ option to purchase additional shares is exercised in full. See “Principal and Selling Stockholders.”

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds from this offering to redeem approximately $185.6 million aggregate principal amount and accumulated interest of our 13.0% senior notes and to use any remaining net proceeds for working capital and for general corporate purposes. Our 13.0% senior notes were issued by Bright Horizons Capital Corp. in the aggregate principal amount of $110.0 million in connection with our going private transaction in 2008 and mature on November 28, 2018. These notes bear interest at a rate of 13.0% per annum, and interest payments on or before May 28, 2013 may be paid in kind. As of June 30, 2012, there was $75.6 million of interest added to principal under the notes. Under the terms of the indenture relating to the notes, we may use the net proceeds from this offering to redeem the notes at a price equal to 106.500% of the principal amount thereof plus accrued and unpaid interest.

DIVIDEND POLICY

Our board of directors does not currently intend to pay regular dividends on our common stock. However, we expect to reevaluate our dividend policy on a regular basis following this offering and may, subject to compliance with the covenants contained in our senior credit facilities, the indentures governing our outstanding notes and other considerations, determine to pay dividends in the future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of June 30, 2012 on (1) an actual basis and (2) an adjusted basis, giving effect to (x) the reclassification that will occur prior to the closing of this offering as if it had occurred on June 30, 2012; (y) the issuance of our common stock in this offering and the application of the net proceeds therefrom as described in “Use of Proceeds”; and (z) the payment of approximately $7.5 million out of general funds in fees under our management agreement with the Sponsor in connection with the offering and the termination of the management agreement. See “Related Party Transactions.”

This table should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2012
	Actual		As Adjusted
	(In thousands)
Cash and cash equivalents(1)		$62,764	$

Long-term debt, including current portion	$		$
Revolving credit facility(2)		—
Term loan facility(3)		430,898

Total secured debt		430,898
11.5% senior subordinated notes		300,000
13.0% senior notes		185,553

Total long-term debt(4)		916,451

Class L common stock, $0.001 par value; 5,000,000 shares authorized and 1,327,115 shares issued and outstanding on an actual basis; no shares authorized, issued and outstanding on an as adjusted basis		811,548

Stockholders’ equity (deficit)
Common stock; $0.001 par value; 50,000,000 shares authorized and 11,946,135 shares issued and outstanding on an actual basis; shares authorized and shares issued and outstanding on an as adjusted basis		12
Additional paid-in capital		144,063
Treasury stock, at cost		(622)
Accumulated deficit(5)		(359,231)
Accumulated other comprehensive loss		(15,935)

Total stockholders’ equity (deficit)		(231,713)

Total capitalization		$1,496,286

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the midpoint of the range set forth on the front cover of this prospectus) of our common stock would increase (decrease) our actual cash and cash equivalents by $ , after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.
(2)	Consists of a $75.0 million revolving credit facility. As of June 30, 2012, we had $74.9 million of unused commitments available. Excludes $0.6 million of undrawn letters of credit.
(3)	Excludes remaining unamortized original issue discount of $9.5 million at June 30, 2012.
(4)	Excludes deferred financing costs of $15.6 million at June 30, 2012.
(5)	The as adjusted amount reflects the loss on debt extinguishment to be recorded in connection with the repayment of the senior notes and the termination fee related to the management agreement with the Sponsor. See “Use of Proceeds” and “Related Party Transactions.”

DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the book value per share of common stock attributable to the existing stockholders for the presently outstanding shares of common stock. We calculate net tangible book value per share of our common stock by dividing the net tangible book value by the number of outstanding shares of our common stock.

Our net tangible book value deficiency at June 30, 2012 was approximately $        , or $         per share of our common stock pro forma for the reclassification but before giving effect to this offering. Pro forma net tangible book value deficiency per share before the offering has been determined by dividing net tangible book value (total consolidated tangible assets less total consolidated liabilities) by the number of shares of common stock outstanding at June 30, 2012, assuming that the reclassification had taken place on June 30, 2012. Dilution in net tangible book value deficiency per share represents the difference between the amount per share that you pay in this offering and the net tangible book value deficiency per share immediately after this offering.

After giving effect to the receipt of the estimated net proceeds from our sale of shares in this offering, assuming an initial public offering price of $         per share (the midpoint of the offering range shown on the cover of this prospectus), and the application of the estimated net proceeds therefrom as described under “Use of Proceeds,” our pro forma as adjusted net tangible book value deficiency at June 30, 2012 would have been approximately $        , or $         per share of common stock. This represents an immediate decrease in net tangible book value deficiency per share of $         to existing stockholders and an immediate increase in net tangible book value deficiency per share of $         to you. The following table illustrates this dilution per share.

Assumed initial public offering price per share(a)	$
Pro forma net tangible book value (deficiency) per share at June 30, 2012
Increase per share attributable to new investors in this offering
Pro forma net tangible book value (deficiency) per share after this offering	$
Dilution per share to new investors	$

(a)	The midpoint of the range set forth on the cover of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share of our common stock would decrease (increase) our pro forma net tangible book value deficiency after giving effect to the offering by $        , assuming no change to the number of shares of our common stock offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. Because the number of shares of common stock into which a share of Class L common stock is convertible will be determined by reference to the initial public offering price in this offering, a change in the assumed initial public offering price would also have a corresponding impact on our pro forma net tangible book value deficiency per share of common stock. Our pro forma net tangible book value deficiency per share of common stock would have been the following at June 30, 2012, assuming the initial public offering prices for our common stock shown below:

Initial public offering price per share	$	$	$

Dilution per share to new investors	$	$	$

The following table sets forth, as of June 30, 2012, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration				Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders(1)	$		%	$			%	$
New investors					(2)

Total	$	100%		$		100%		$

(1)	The number of shares purchased by existing stockholders is determined as follows:

Class L shares issued and outstanding as of June 30, 2012
Less: Class L treasury shares as of June 30, 2012

Net Class L shares outstanding as of June 30, 2012
Class L conversion factor(a)

Converted net Class L shares as of June 30, 2012
Common shares issued and outstanding as of June 30, 2012
Less: Common treasury shares as of June 30, 2012

Total common shares purchased by existing stockholders

(a)	See “The Reclassification” for a computation of the Class L conversion factor.

(2)	Before underwriting discounts and commissions and our expenses.

If the underwriters were to fully exercise their option to purchase additional shares of our common stock from the selling stockholders, the percentage of shares of our common stock held by existing stockholders would be         %, and the percentage of shares of our common stock held by new investors would be         %.

To the extent any outstanding options are exercised or become vested or any additional options are granted and exercised, other equity awards are granted and become vested or other issuances of shares of our common stock are made, there may be further economic dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected historical financial and other data as of the dates and for the periods indicated. The selected historical financial data as of December 31, 2010 and 2011 and for the three years in the period ended December 31, 2011 presented in this table have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical financial data as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2009 has been derived from our consolidated financial statements for such year, which are not included in this prospectus. The selected consolidated balance sheet data as of June 30, 2011 has been derived from our unaudited consolidated financial statements for such period, which are not included in this prospectus. Historical results are not necessarily indicative of the results to be expected for future periods, and operating results for the six months ended June 30, 2012 are not necessarily indicative of the results that may be expected for the year ended December 31, 2012.

This selected historical consolidated financial and other data should be read in conjunction with the disclosures set forth under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(In thousands, except operating data)
Consolidated Statement of Operations Data:
Revenue	$852,323	$878,159	$973,701	$480,939	$529,585
Cost of services	672,793	698,264	766,500	376,321	407,012

Gross profit	179,530	179,895	207,201	104,618	122,573
Selling, general and administrative expenses	82,798	83,601	92,938	45,196	67,226
Amortization	29,960	27,631	27,427	13,661	13,182

Income from operations	66,772	68,663	86,836	45,761	42,165
Gains from foreign currency transactions	—	—	835	—	—
Interest income	132	28	824	22	62
Interest expense	(83,228)	(88,999)	(82,908)	(43,603)	(40,432)

Net interest expense and other	(83,096)	(88,971)	(81,249)	(43,581)	(40,370)

(Loss) income before income taxes	(16,324)	(20,308)	5,587	2,180	1,795
Income tax benefit (expense)	6,789	10,314	(825)	(924)	(119)

Net (loss) income	(9,535)	(9,994)	4,762	1,256	1,676
Net income attributable to noncontrolling interest	—	—	3	—	134

Net (loss) income attributable to Bright Horizons Family Solutions Inc.	$(9,535)	$(9,994)	$4,759	$1,256	$1,542

Earnings (loss) per share:
Class L—basic and diluted	$44.52	$49.21	$54.33	$26.27	$28.75
Common—basic and diluted	$(5.85)	$(6.42)	$(5.74)	$(2.87)	$(3.40)
Weighted average shares outstanding:
Class L—basic and diluted	1,315,267	1,315,153	1,317,273	1,317,053	1,325,297
Common—basic and diluted	11,837,402	11,836,374	11,855,632	11,853,477	11,929,773
Pro Forma Consolidated Statements of Operations Data (1):
Pro forma net income
Pro forma earnings per share(2):
Basic
Diluted
Pro forma weighted average shares outstanding:
Basic
Diluted

Consolidated Balance Sheet Data (at period end):
Total cash and cash equivalents	$14,360	$15,438	$30,448	$27,669	$62,764
Total assets	1,732,724	1,721,692	1,771,164	1,729,375	1,901,331
Total liabilities, excluding debt	364,352	362,034	389,986	374,560	414,840
Total debt, including current maturities	794,881	795,458	799,257	786,394	891,360
Total redeemable noncontrolling interest	—	—	15,527	—	15,296
Class L common stock	633,452	699,533	772,422	734,759	811,548
Total stockholders’ deficit	(59,961)	(135,333)	(206,028)	(166,338)	(231,713)

(1)	See note 1 in “Prospectus Summary—Summary Consolidated Financial and Other Data.”
(2)	See “The Reclassification” for a discussion of the conversion of our Class L common stock to common stock in connection with the completion of this offering.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

On May 23, 2012, we acquired 100% of the outstanding shares of Huntyard Limited (“Huntyard”), the parent company of Casterbridge Care and Education Group Ltd (“Casterbridge”), a company that operates 27 child care and early education centers in the United Kingdom, for cash consideration of $110.9 million. We acquired total tangible assets with fair values of $70.6 million, including fixed assets of $65.6 million, and assumed liabilities with fair values of $10.6 million. In conjunction with this acquisition, we recorded goodwill of $47.4 million and other intangible assets with fair values of $4.7 million, consisting of customer relationships. A deferred tax liability of $1.2 million was recorded related to the intangible assets for the amortization that is not deductible for tax purposes. See note 2 to our consolidated financial statements for details on the purchase price allocation. In connection with this acquisition, we amended our credit agreement governing our senior credit facilities to permit us to borrow an additional $85.0 million in Series C new term loans.

The following unaudited pro forma combined condensed financial information for the year ended December 31, 2011 and the six months ended June 30, 2012 presents consolidated information as if we had acquired Huntyard on January 1, 2011. An unaudited pro forma balance sheet as of June 30, 2012 is not presented because Huntyard’s balance sheet, including related acquisition adjustments, is included in the consolidated balance sheet of the Company as of such date. The unaudited pro forma combined condensed financial information has been prepared from, and should be read in conjunction with, the respective historical consolidated financial statements and related notes of the Company and Huntyard included in this prospectus.

The historical profit and loss accounts of Huntyard have been prepared in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”). For the purpose of presenting the unaudited pro forma combined condensed financial information, the profit and loss accounts for Huntyard have been adjusted to conform to generally accepted accounting principles in the United States (“US GAAP”) as described in note 29 in the audited financial statements for Huntyard included in this prospectus. In addition, the historical financial statements of Huntyard were presented in pounds sterling. For the purpose of presenting the unaudited pro forma combined condensed financial information, the adjusted income statements of Huntyard have been translated into U.S. dollars at the average exchange rates prevailing during the periods presented. The pro forma acquisition adjustments described in the unaudited pro forma combined condensed financial information were based on available information and certain assumptions made by us and may be revised as additional information becomes available as the purchase accounting for the acquisition is finalized.

The unaudited pro forma combined condensed financial information included in this prospectus is not intended to represent what our results of operations would have been if the acquisition had occurred on January 1, 2011 or to project our results of operations for any future period. Since the Company and Huntyard were not under common control or management for any period presented, the unaudited pro forma combined condensed financial results may not be comparable to, or indicative of, future performance.

Bright Horizons Family Solutions Inc. and Huntyard Limited

Pro forma Combined Condensed Statement of Operations

For the six months ended June 30, 2012

(In thousands, except for share data)

	Bright Horizons	Huntyard in US GAAP (in £) Period Ended May 22, 2012	Huntyard in US GAAP (in US $) Period Ended May 22, 2012	Pro forma Adjustments		Pro forma Combined
Revenue	$529,585	£10,978	$17,440	$—		$547,025
Cost of services	407,012	7,685	12,206	—		419,218

Gross Profit	122,573	3,293	5,234	—		127,807
Selling, general and administrative expenses	67,226	833	1,324	(434	)D	68,116
Amortization	13,182	70	110	411	A	13,703

Income from operations	42,165	2,390	3,800	23		45,988
Interest income	62	—	—	—		62
Interest expense	(40,432)	(640)	(1,011)	(917	)B	(42,360)

Income (loss) before income taxes	1,795	1,750	2,789	(894)		3,690
Income tax benefit (expense)	(119)	(544)	(865)	508	C	(476)

Net Income (loss)	1,676	1,206	1,924	(386)		3,214
Net income attributable to non-controlling interest	134	—	—	—		134

Net Income (loss) available to Bright Horizons Family Solutions Inc.	$1,542	£1,206	$1,924	$(386)		$3,080

Earnings (loss) per share:
Class L—basic and diluted	28.75					28.75
Class A—basic and diluted	(3.40)					(3.27)
Weighted average number of common shares outstanding:
Class L—basic and diluted	1,325,297					1,325,297
Class A—basic and diluted	11,929,773					11,929,773

Bright Horizons Family Solutions Inc. and Huntyard Limited

Pro forma Combined Condensed Statement of Operations

For the year ended December 31, 2011

(In thousands, except for share data)

	Bright Horizons	Huntyard in US GAAP (in £)	Huntyard in US GAAP (in US$)	Pro forma Adjustments		Pro forma Combined
Revenue	$973,701	£26,515	$42,424	$—		$1,016,125
Cost of services	766,500	15,811	25,298	6,703	E	798,501

Gross Profit	207,201	10,704	17,126	(6,703)		217,624
Selling, general and administrative expenses	92,938	6,091	9,745	(6,703	)E	95,980
Amortization	27,427	131	208	1,920	A	29,555

Income (loss) from operations	86,836	4,482	7,173	(1,920)		92,089
Gains from foreign currency transactions	835	—	—	—		835
Interest income	824	121	193	—		1,017
Interest expense	(82,908)	(1,630)	(2,608)	(2,386	)B	(87,902)

Income (loss) before income taxes	5,587	2,973	4,758	(4,306)		6,039
Income tax (expense) benefit	(825)	(1,298)	(2,077)	1,812	C	(1,090)

Net income (loss)	4,762	1,675	2,681	(2,494)		4,949
Net income attributable to non-controlling interest	3	—	—	—		3

Net income (loss) available to Bright Horizons Family Solutions Inc.	$4,759	£1,675	$2,681	$(2,494)		$4,946

Earnings (loss) per share:
Class L—basic and diluted	54.33					54.33
Class A—basic and diluted	(5.74)					(5.73)
Weighted average number of common shares outstanding:
Class L—basic and diluted	1,317,273					1,317,273
Class A—basic and diluted	11,855,632					11,855,632

Notes to Pro Forma Combined Condensed Statements of Operations

Note 1 – Basis of Presentation

We accounted for the acquisition of Huntyard under the acquisition method of accounting in accordance with ASC 805, Business Combinations. The acquired assets and assumed liabilities were recorded at their respective fair values as of the date of the acquisition. The assets and liabilities have been measured based on estimates and valuations using assumptions that we believe are reasonable based on information currently available. The excess of the purchase price over the estimated amounts of identifiable assets and liabilities was allocated to goodwill.

Note 2 – Pro Forma Adjustments

A – Amortization

Adjustments to amortization were made to reflect the amortization of acquired intangible assets as if the acquisition had taken place January 1, 2011. Intangible assets of $4.7 million were recorded related to customer relationships that will be amortized over five years, using an accelerated method.

B – Interest Expense

Adjustments to interest expense were made to reflect the following:

(1)	Series C new term loans—The Company borrowed the entire amount of the $85.0 million incremental facility under our credit agreement governing our senior credit facilities for the purchase of Huntyard. Adjustments were made to interest expense to reflect the new debt as being outstanding January 1, 2011, applying an annual interest rate of 5.25%, consistent with the rate in effect as of May 23, 2012, to the outstanding debt balances. In addition, adjustments were made to reflect interest expense for the amortization of the original issue discount and deferred financing fees related to the new debt.

(2)	Huntyard debt – Adjustments were made to reverse the interest expense recognized by Huntyard related to its long-term debt, as this interest expense is a nonrecurring expense since the debt was paid off at the time of the acquisition.

C – Income Taxes

Adjustments to income taxes were made to reflect the income tax benefit of the pro forma adjustments related to the amortization of intangibles and interest expense based on the statutory rates for the respective jurisdictions.

D – Deal Costs

Adjustments to selling, general and administrative expenses were made to reverse the deal costs incurred by the Company in relation to the acquisition of Huntyard, as these are nonrecurring expenses.

E – Reclassifications

Certain reclassifications from selling, general, and administrative expenses to cost of services have been made to conform the presentation of the Huntyard operations with the presentation in the Company’s financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the “Selected Consolidated Financial and Other Data” and the audited and unaudited historical consolidated financial statements and related notes. This discussion contains forward-looking statements and involves numerous risks and uncertainties. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and generally contain words such as “believes,” expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “anticipates” or similar expressions. Our forward-looking statements are subject to risks and uncertainties, which may cause actual results to differ materially from those projected or implied by the forward-looking statement. Forward-looking statements are based on current expectations and assumptions and currently available data and are neither predictions nor guarantees of future events or performance. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of factors that could cause our actual results to differ from those expressed or implied by forward-looking statements.

Overview

We are a leading provider of high-quality child care and early education as well as other services that are designed to help employers and families better address the challenges of work and life. We provide services primarily under multi-year contracts with employers who offer child care and other dependent care solutions as part of their employee benefits packages to improve their employee engagement, productivity, recruitment and retention. As of June 30, 2012, we had more than 850 client relationships with employers across a diverse array of industries, including more than 130 Fortune 500 companies and more than 75 of Working Mother magazine’s 2011 “100 Best Companies for Working Mothers.”

At June 30, 2012, we operated 773 child care and early education centers, consisting of 594 centers in North America and 179 centers in Europe and India. We have the capacity to serve approximately 87,400 children in 41 states, the District of Columbia, the United Kingdom, Puerto Rico, Canada, Ireland, the Netherlands and India. We seek to cluster centers in geographic areas to enhance operating efficiencies and to create a leading market presence. Our North American child care and early education centers have an average capacity of 126 children per location, while the centers in Europe and India have an average capacity of approximately 69 children per location.

We operate centers for a diverse group of clients. At June 30, 2012, we managed child care centers on behalf of single employers in the following industries and also manage lease/consortium locations in approximately the following proportions:

	Percentage of Centers
Classification	North America	Europe
Single employer locations:
Consumer	5%	2.5%
Financial Services	15	2.5
Government and Education	15	20
Healthcare and Pharmaceuticals	15	5
Industrial/Manufacturing	5	—
Professional Services and Other	10	—
Technology	5	—

	70	30
Lease/consortium locations	30	70

	100%	100%

Segments

Our primary reporting segments are full service center-based care services and back-up dependent care services. Full service center-based care includes child care and early education, preschool and elementary education. Back-up dependent care includes center-based back-up child care, in-home well child care, in home mildly ill child care and in home adult/elder care. Our remaining business services are included in the other educational advisory services segment, which includes our college preparation and admissions counseling services as well as tuition reimbursement management and educational counseling services.

Center Models

We operate our centers under two principal business models, which we refer to as profit & loss (“P&L”) and cost-plus. Approximately 70% of our centers operate under the P&L model. Under this model, we retain financial risk for child care and early education centers and are therefore subject to variability in financial performance due to fluctuation in enrollment levels. The P&L model is further classified into two subcategories: (i) the sponsor model and (ii) the lease/consortium model. Under the sponsor model, we provide child care and early education services on a priority enrollment basis for employees of an employer sponsor, and the employer sponsor generally pays facility, pre-opening and start-up capital equipment and maintenance costs. Our operating contracts typically have initial terms ranging from three to ten years. Under the lease/consortium model, the child care center is typically located in an office building or office park in a property that we lease, and we provide these services to the employees of multiple employers. We typically negotiate initial lease terms of 10 to 15 years for these centers, often with renewal options.

When we open a new P&L center, it generally takes two to three years for the center to ramp up to a steady state level of enrollment, as a center will typically enroll younger children at the outset and children age into the older (preschool) classrooms over time. We refer to centers that have been open for three years or less as “ramping centers.” A center will typically achieve breakeven operating performance between 12 to 24 months and will typically achieve a steady state level of enrollment that supports our average center operating profit at the end of three years, although the period needed to reach a steady state level of enrollment may be longer or shorter. Centers that have been open more than three years are referred to as “mature centers.”

Approximately 30% of our centers operate under the cost-plus business model. Under this model, we receive a management fee from the employer sponsor and an additional operating subsidy from the employer to supplement tuition paid by parents of children in the center. Under this model, the sponsor typically pays facility, pre-opening and start-up, capital equipment and maintenance costs, and the center is profitable from the outset. Our cost-plus contracts typically have initial terms ranging from three to five years. For additional information about the way we operate our centers, see “Business—Our Business Models.”

Performance and Growth Factors

We believe that 2011 was a successful year for the company. We grew our income from operations by 26%, from $68.7 million to $86.8 million. In addition, we added 64 child care and early education centers with a total capacity of approximately 6,800 children; 22 of these centers were organic additions and 42 were added through acquisitions, including an acquisition of a majority interest in 20 centers in the Netherlands in July 2011. In 2011, we closed 26 centers, resulting in a net increase of 38 centers for the year. We expect to add approximately 30 net new centers in 2012.

Our year-over-year improvement in operating income can be attributed to enrollment gains in ramping and mature centers, disciplined pricing strategies aimed at covering anticipated cost increases with tuition increases, contributions from back-up dependent care services and contributions from mature centers obtained through acquisitions and added through transitions of management.

General economic conditions and the business climate in which individual clients operate remain some of the largest variables in terms of our future performance. These variables impact client capital and operating spending budgets, industry specific sales leads and the overall sales cycle, enrollment levels, as well as labor markets and wage rates as competition for human capital fluctuates.

Our ability to increase operating income will depend upon our ability to sustain the following characteristics of our business:

•	maintenance and incremental growth of enrollment in our mature and ramping centers, and cost management in response to changes in enrollment in our centers,

•	effective pricing strategies, including typical annual tuition increases of 3% to 4%, consistent with typical annual increases in personnel costs, including wages and benefits,

•	additional growth in expanded service offerings to clients,

•	successful integration of acquisitions and transitions of management of centers, and

•	successful management and improvement of underperforming centers.

Cost Factors

Our two most significant expenses are cost of services and interest expense. Cost of services consists of direct expenses associated with the operation of our centers, direct expenses to provide back-up dependent care services (including fees to back-up dependent care providers) and direct expenses to provide educational advisory services. Direct expenses consist primarily of staff salaries, taxes and benefits, food costs, program supplies and materials, parent marketing and facilities costs, including occupancy costs and depreciation. Personnel costs are the largest component of a center’s operating costs, and, on a weighted average basis, comprise approximately 75% of a center’s operating expenses. We are typically responsible for additional costs in a P&L model center as compared to a cost-plus model center. As a result, personnel costs in centers operating under the P&L model will typically represent a smaller proportion of overall costs when compared to the centers operating under the cost-plus model.

We are highly leveraged. As of June 30, 2012, consolidated total debt was $916.5 million ($825.0 million at December 31, 2011). Historically, a large portion of our cash flows from operations has been used to make interest payments on our indebtedness. In connection with our debt agreements, we incurred financing fees of $27.1 million in 2008 and $2.3 million in the six months ended June 30, 2012, which are being amortized over the terms of the related debt instruments. Amortization expense relating to these deferred financing costs is included with interest expense in our consolidated statements of operations.

Seasonality

Our business is subject to seasonal and quarterly fluctuations. Demand for child care and early education and elementary school services has historically decreased during the summer months when school is not in session, at which time families are often on vacation or have alternative child care arrangements. In addition, our enrollment declines as older children transition to elementary schools. Demand for our services generally increases in September and October coinciding with the beginning of the new school year and remains relatively stable throughout the rest of the school year. In addition, use of our back-up dependent care services tends to be higher when schools are not in session and during holiday periods, which can increase the operating costs of the program and impact the results of operations. Results of operations may also fluctuate from quarter to quarter as a result of, among other things, the performance of existing centers, including enrollment and staffing fluctuations, the number and timing of new center openings, acquisitions and management transitions, the length of time required for new centers to achieve profitability, center closings, refurbishment or relocation, the contract model mix (P&L versus cost-plus) of new and existing centers, the timing and level of sponsorship payments, competitive factors and general economic conditions.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. Preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. The accounting policies we believe are critical in the preparation of our consolidated financial statements relate to revenue recognition, goodwill and other intangibles and common stock valuation and stock-based compensation. Our significant accounting policies are more fully described under the heading “Organization and Significant Accounting Policies” in note 1 to our consolidated financial statements contained elsewhere in this prospectus.

Revenue Recognition—We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable and collectability is reasonably assured. We recognize revenue as services are performed.

Center-based care revenues consist primarily of tuition, which is comprised of amounts paid by parents, supplemented in some cases by payments from employer sponsors and, to a lesser extent, by payments from government agencies. Revenue may also include management fees, operating subsidies paid either in lieu of or to supplement parent tuition and fees for other services.

We enter into contracts under various terms with employer sponsors to manage and operate their child care centers and to provide back-up dependent care services and educational advisory services. Our contracts to operate child care and early education centers are generally three to ten years in length with varying renewal options. Our contracts for back-up dependent care arrangements and for educational advisory services are generally one to three years in length with varying renewal options.

Goodwill and Intangible Assets—Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Our intangible assets principally consist of various contractual rights and customer relationships and trade names. Identified intangible assets that have determinable useful lives are valued separately from goodwill and are amortized over the estimated period during which we derive a benefit. Intangible assets related to customer relationships include relationships with employer clients and relationships with parents. Customer relationships with parents are amortized using an accelerated method over their useful lives. All other intangible assets are amortized on a straight line basis over their useful lives.

In valuing the customer relationships, contractual rights and trade names, we utilize variations of the income approach, which relies on historical financial and qualitative information, as well as assumptions and estimates for projected financial information. We consider the income approach the most appropriate valuation technique because the inherent value of these assets is their ability to generate current and future income. Projected financial information is subject to risk if our estimates are incorrect. The most significant estimate relates to our projected revenues and profitability. If we do not meet the projected revenues and profitability used in the valuation calculations, then the intangible assets could be impaired. In determining the value of contractual rights and customer relationships, we reviewed historical customer attrition rates and determined a rate of approximately 30% per year for relationships with parents, and approximately 3.5% to 4.0% for employer client relationships. Our multi-year contracts with client customers typically result in low annual turnover, and our long-term relationships with clients make it difficult for competitors to displace us. The value of our contractual rights and customer relationships intangible assets could become impaired if future results differ significantly from any of the underlying assumptions, including a higher customer attrition rate. Contractual rights and customer relationships are considered to be finite-lived assets, with estimated lives ranging from four to 17 years. Certain trade names acquired as part of our strategy to expand by completing strategic acquisitions are considered to be finite-lived assets, with estimated lives ranging from five to ten years. The estimated lives were determined by calculating the number of years necessary to obtain 95% of the value of the discounted cash flows of the respective intangible asset.

Goodwill and certain trade names are considered indefinite-lived assets. Our trade names identify us and differentiate us from competitors, and, therefore, competition does not limit the useful life of these assets. Additionally, we believe that our primary trade names will continue to generate sales for an indefinite period. Goodwill and intangible assets with indefinite lives are not subject to amortization but are tested annually for impairment or more frequently if there are indicators of impairment. We test goodwill for impairment by comparing the fair value of each reporting unit, determined by estimating the present value of expected future cash flows, to its carrying value. We have identified three reporting segments: full service center-based care, back-up dependent care and other educational advisory services. As part of the annual goodwill impairment assessment, we estimated the fair value of each of our operating segments using the income approach. We forecasted future cash flows by operating segment for each of the next ten years and applied a long-term growth rate to the final year of forecasted cash flows. The cash flows were then discounted using our estimated discount rate. We review the difference between the estimated fair value and net book value of each operating segment. If the excess is less than $1.0 million, the operating segment would be required to perform a step two goodwill impairment analysis to determine what amount of goodwill is potentially impaired. As of December 31, 2011, each of our operating segments had estimated fair values that were at least $1.0 million greater than the net book value.

For certain trademarks that are included in our indefinite-lived intangible assets, we estimate the fair value first by estimating the total revenue attributable to each trademark and then by applying the royalty rate determined by an analysis of empirical, market-derived royalty rates for guideline intangible assets, consistent with the initial valuation, or 1% to 2% and then comparing the estimated fair value of the trademarks with the carrying value of the trademarks. The forecasts of revenue and profitability growth for use in our long-range plan and the discount rate were the key assumptions in our intangible fair value analysis. Impairment losses of $0.4 million were recorded in the year ended December 31, 2011 and in the six months ended June 30, 2012 in relation to the carrying value of one indefinite-lived trademark. We identified no impairments in 2009 and 2010.

Long-lived assets, including definite-lived intangible assets, are reviewed for impairment when events or circumstances indicate that the carrying amount of a long-lived asset may not be recovered. Long-lived assets are considered to be impaired if the carrying amount of the asset exceeds the undiscounted future cash flows expected to be generated by the asset over its remaining useful life. If an asset is considered to be impaired, the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value and is charged to results of operations at that time. We identified impairments of long-lived assets of $0.1 million in each of 2009 and 2010, and $0.8 million in 2011.

Common Stock Valuation and Stock-Based Compensation—We account for stock-based compensation using a fair value method. Stock-based compensation expense is recognized in our consolidated financial statements based on the grant-date fair value of the awards for the awards that are expected to vest. For stock options granted with a service condition only, stock-compensation expense is recognized on a straight-line basis over the requisite service period of each separately vesting tranche. For stock options granted with a service and performance condition, stock-compensation expense will be recognized upon a change in control, as defined in our 2008 Equity Incentive Plan, or the closing of an initial public offering, to the extent that the requisite service period is already fulfilled. We calculate the fair value of options using the Black-Scholes option-pricing model.

The fair value of our common stock and Class L common stock underlying our options was initially determined by the board of directors in May 2008 in connection with our going private transaction. The key assumption in determining the fair value of stock-based awards on the date of grant is the fair value of the underlying common stock. This fair value determination was made by the board and was based on consideration of management’s estimates of projected financial performance, which included consideration of a contemporaneous valuation performed by an independent third-party valuation specialist in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, which we refer to as the AICPA Practice Aid. This valuation relied on a determination of enterprise value based on market multiples demonstrated explicitly by the going private transaction and on the probability weighted expected return method (“PWERM”) for the allocation of the value of the invested capital to the two classes of stock. We updated this valuation at the end of each of 2009 and 2010 and in the third quarter of 2011, and these internal valuations were used by our compensation committee of the board of directors in connection with a limited number of additional option grants to our employees in the subsequent year or period.

The fair value of our common stock as of December 31, 2011 was again determined by the board of directors after consideration of management’s estimates of projected financial performance, which included consideration of a contemporaneous valuation performed by an independent third-party valuation specialist in accordance with the guidelines outlined in the AICPA Practice Aid, which valuation was performed on a basis consistent with the third-party valuation performed in 2008. This valuation relied on a determination of enterprise value based on a discounted present value of our projected cash flows in future periods. This fair value determination was considered by our board of directors in connection with the offer to exchange outstanding employee options to purchase common stock for options to purchase a combination of shares of common stock and Class L common stock as well as for certain additional grants of options in the second quarter of 2012.

The total equity value at each valuation date was allocated to common stock and Class L shares based on the PWERM methodology, which involved a forward-looking analysis of possible future exit valuations based on a range of multiples of earnings before interest, taxes, depreciation, amortization, straight line rent expense, stock compensation expense, transaction costs expensed in connection with acquisitions completed in the respective periods (including costs associated with our going private transaction), Sponsor management fee and the annual expense associated with certain long-term incentive plans other than stock options (which we refer to for these purposes as “EBITDA”) at various future exit dates, the estimation of future and present values under each outcome and the application of a probability factor to each outcome. Returns to each class of stock as of each possible future exit date and under each EBITDA multiple scenario were calculated by (i) first allocating equity value to the Class L shares up to the amount of its preferential distribution amount at the assumed exit date and (ii) allocating any residual equity value to the common stock and Class L shares on a participating basis.

The significant assumptions underlying the common stock valuations at each grant date were as follows:

			Discounted Cash Flow		PWERM
Valuation Date	Fair Value per Common Share	Market Approach EBITDA Multiples(1)	Perpetuity Growth Rate	Discount Rate(2)	EBITDA Multiple(3)	Weighted Average Years to Exit	Common Stock Discount Rate	Class L Common Stock Discount Rate
May 28, 2008	$10.00	10.5x	not used	not used	6.5x-14.5x	3.7	44.00%	16.00%
December 31, 2011	$6.09	9.5x	3.00%	12.80%	8.6x-9.5x	3.0	56.70%	16.30%

(1)	For the valuation at May 28, 2008, the market approach multiple represents the implied value of our company as of May 28, 2008, as the determination of the going private transaction price was based upon an arm’s-length bidding process for a publicly-traded entity. For the December 31, 2011 valuation, the market approach was considered but ultimately not relied upon for a conclusion of fair value given the lack of publicly-traded competitors in the child care industry and the resulting limited comparability of other education companies to us.
(2)	Represents the weighted average cost of capital.
(3)	For the valuation at May 28, 2008, core EBITDA multiples of 9.5x to 11.5x were utilized and given the greatest weighting in the analysis (70%). Extreme case multiples of 6.5x, 7.5x, 8.5x, 12.5x, 13.5x and 14.5x were also employed but were given less weight than the core multiples, with a combined weighting of 15% below 9.5x and 15% above 11.5x.

Aggregate option grants between May 28, 2008, the date of our going private transaction, and December 31, 2011 were as follows: 1,257,750 options on common shares in 2008 (fair value of $10.00 per share and exercise price of $10.00 per share), 28,300 options on common shares in 2009 (fair value of $10.00 per share and exercise price of $10.00 per share), 71,600 options on common shares in 2010 (fair value of $5.09 per share and exercise price of $10.00 per share), 89,350 options on common shares in April 2011 (fair value of $9.02 per share and exercise price of $10.00 per share) and 41,650 common shares in October 2011 (fair value of $10.89 per share and exercise price of $11.00 per share). On May 2, 2012, 1,401,750 options to acquire common shares were exchanged for options to acquire 815,670 common shares, and options to acquire 90,630 Class L common shares. In addition, on April 4, 2012 and May 2, 2012, a total of 293,004 options to acquire our common shares, and 32,556 options to acquire Class L common shares were also awarded. The fair values and exercise prices for these awards were $6.09 per common share and $511.51 per Class L common share.

In connection with the preparation of the financial statements required for the filing of this Prospectus, we reviewed the valuation of our common stock determined by our board of directors during 2012. As part of our review, we considered our contemporaneous valuation conducted as of December 31, 2011 which was based on management’s estimates of projected financial performance and included consideration of a contemporaneous valuation performed by an independent third-party valuation specialist in accordance with the guidelines outlined in the AICPA Practice Aid. We also considered a retrospective valuation as of March 31, 2012 which was based on management’s estimates of projected financial performance, including our performance during the first quarter of 2012, and included consideration of a valuation performed by an independent third party valuation specialist in accordance with the guidelines outlined in the AICPA Practice Aid. After considering these factors, we concluded that the board’s determinations of fair value as of April 4, 2012 and May 2, 2012 were appropriate as of such dates.

Results of Operations

The following table sets forth statement of operations data as a percentage of revenue for the three years ended December 31, 2011, and for the six months ended June 30, 2012 and 2011 (in thousands, except percentages).

	Years Ended December 31,						Six Months Ended June 30,
	2009		2010		2011		2011		2012
Revenue	$852,323	100.0%	$878,159	100.0%	$973,701	100.0%	$480,939	100.0%	$529,585	100.0%
Cost of services(1)	672,793	79.0%	698,264	79.5%	766,500	78.7%	376,321	78.2%	407,012	76.9%

Gross profit	179,530	21.0%	179,895	20.5%	207,201	21.3%	104,618	21.8%	122,573	23.1%
Selling, general and administrative expenses(2)	82,798	9.7%	83,601	9.5%	92,938	9.5%	45,196	9.4%	67,226	12.7%
Amortization	29,960	3.5%	27,631	3.2%	27,427	2.9%	13,661	2.8%	13,182	2.5%

Income from operations	66,772	7.8%	68,663	7.8%	86,836	8.9%	45,761	9.6%	42,165	7.9%
Net interest expense and other	83,096	9.7%	88,971	10.1%	81,249	8.3%	43,581	9.1%	40,370	7.6%

Income (loss) before tax	(16,324)	(1.9)%	(20,308)	(2.3)%	5,587	0.6%	2,180	0.5%	1,795	0.3%
Income tax (expense) benefit	6,789	0.8%	10,314	1.2%	(825)	(0.1)%	(924)	(0.2)%	(119)	0.0%

Net income (loss)	(9,535)	(1.1)%	(9,994)	(1.1)%	4,762	0.5%	1,256	0.3%	1,676	0.3%

(1)	Cost of services consists of direct expenses associated with the operation of child care centers, and direct expenses to provide back-up dependent care services, including fees to back-up care providers, and educational advisory services. Direct expenses consist primarily of salaries, taxes and benefits for personnel, food costs, program supplies and materials, parent marketing and facilities costs, which include occupancy costs and depreciation.
(2)	Selling, general and administrative (“SGA”) expenses consist primarily of salaries, payroll taxes and benefits (including stock compensation costs) for corporate, regional and business development personnel. Other overhead costs include information technology, occupancy costs for corporate and regional personnel, professional services fees, including accounting and legal services, and other general corporate expenses.

Six Months Ended June 30, 2012 Compared to the Six Months Ended June 30, 2011

Revenue.    Revenue increased $48.6 million, or 10.1%, to $529.6 million for the six months ended June 30, 2012 from $480.9 million for the same period in the prior year. Revenue growth is primarily attributable to contributions from new and ramping child care and early education centers, expanded sales of our back-up dependent care services and typical annual tuition increases of 3% to 4%. Revenue generated by full service center-based care services in the six months ended June 30, 2012 increased by $39.6 million, or 9.4%, when compared to the same period in 2011. Revenue generated by back-up dependent care services in the six months ended June 30, 2012 increased by $7.3 million, or 13.5%, when compared to the same period in 2011. Additionally, revenue generated by other educational advisory services in the six months ended June 30, 2012 increased by $1.7 million, or 26.0%, when compared to the same period in 2011.

Our acquisition of the 27 Casterbridge centers in the United Kingdom on May 23, 2012 contributed approximately $4.9 million of revenue in the six months ended June 30, 2012. Our acquisition of 20 centers in the United States on March 14, 2011 contributed approximately $9.0 million of revenue in the six months ended June 30, 2012 compared to $7.6 million in the six months ended June 30, 2011 from the date of acquisition. The acquisition of a majority interest in 20 centers in the Netherlands on July 20, 2011 contributed approximately $12.5 million of revenue in the six months ended June 30, 2012. In addition, enrollment of children through kindergarten age in our mature P&L model centers increased approximately 0.5% in the first six months of 2012 over the first six months of the prior year. Enrollment is not a direct driver of revenue from our cost-plus model centers because the revenue we earn in these centers does not typically vary with enrollment. At June 30, 2012, we operated 773 child care and early education centers compared to 724 centers at June 30, 2011.

Gross Profit.    Gross profit increased $18.0 million, or 17.2%, to $122.6 million for the six months ended June 30, 2012 when compared to the same period in the prior year, and as a percentage of revenue, increased to 23.1% in the six months ended June 30, 2012 from 21.8% in the six months ended June 30, 2011. The increase is primarily due to the new and ramping P&L centers, which achieve proportionately lower levels of operating costs in relation to revenue as they ramp up enrollment to steady state levels, increased enrollment in our mature P&L centers and expanded back-up services revenue with proportionately lower direct cost of services.

Selling, General and Administrative Expenses.    SGA increased $22.0 million, or 48.7%, to $67.2 million for the six months ended June 30, 2012 compared to $45.2 million for the same period in the prior year, and as a percentage of revenue increased to 12.7% from 9.4% in the same period in the prior year. The increase in SGA was primarily due to an increase in stock compensation expense. Stock compensation expense increased $15.2 million, from $0.6 million in the six months ended June 30, 2011 to $15.8 million in the six months ended June 30, 2012. The increase relates to the exchange of existing options to purchase shares of our Class A common stock for options to purchase a combination of shares of our Class A common stock and Class L common stock, which was completed on May 2, 2012. For additional information, see the description of the option exchange under “Management—Equity Plan” and note 12 to our consolidated financial statements appearing elsewhere in this prospectus. The increase was also due to the award of additional options to purchase shares of a combination of our Class A and Class L common stock in the second quarter of 2012. The modification of the previously existing awards resulted in total incremental stock compensation expense of $12.7 million, and the new option awards resulted in total incremental stock compensation expense of $2.7 million, for a combined total charge of $15.4 million in the quarter ended June 30, 2012 related to the requisite service period already fulfilled. We estimate that stock compensation expense for outstanding awards will approximate $23.0 million for the full year in 2012, including approximately $4.0 million associated with satisfaction of the performance condition which would occur on completion of this offering, and will approximate $4.0 million in 2013, as the expense is recognized over the remaining service period of each separately vesting tranche. See note 12 to our consolidated financial statements included elsewhere in this prospectus.

Excluding the incremental stock compensation expense totaling $15.2 million in 2012, SGA increased by $6.8 million, or 15.1%, for the six months ended June 30, 2012 compared to the same 2011 period. The additional increase in SGA is related to investments in technology and marketing, to incremental overhead associated with acquisitions, including $1.6 million for our Netherlands operations acquired in July 2011 and $0.4 million for the 27 Casterbridge centers acquired on May 23, 2012, and to routine increases in costs compared to the prior year, including annual wage increases.

Amortization.    Amortization expense on intangible assets totaled $13.2 million for the six months ended June 30, 2012, compared to $13.7 million for the six months ended June 30, 2011. The decrease relates to certain intangible assets becoming fully amortized, offset in part by additional amortization for acquisitions completed since June 30, 2011.

Income from Operations.    Income from operations decreased by $3.6 million, or 7.9%, to $42.2 million for the six months ended June 30, 2012 when compared to the same period in 2011. Income from operations was 7.9% of revenue for the six months ended June 30, 2012, compared to 9.6% of revenue for the six months ended June 30, 2011. Excluding the impact of the incremental stock compensation charge of $15.2 million in the second quarter of 2012 described above, income from operations would have been $57.4 million, or 10.8% of revenue, an increase of $11.6 million, or 25.4%, from $45.8 million in the six months ended June 30, 2011.

In the full service center-based care segment, income from operations decreased $5.0 million for the six months ended June 30, 2012, including a proportionate share of the incremental stock compensation expense of approximately $11.2 million that was included in SGA in the six months ended June 30, 2012. Excluding this charge, the $6.2 million increase in 2012 reflects price increases and enrollment gains over the prior year as well as contributions from new centers that have been added since June 30, 2011. The back-up dependent care segment added $1.4 million in the six months ended June 30, 2012. Excluding the proportionate share of the incremental stock compensation for this segment of $2.8 million, the back-up dependent care segment added $4.2 million in income from operations in the six months ended June 30, 2012 due to the expanding revenue base and efficiencies of service delivery across a wider revenue base. Income from operations in the other educational advisory services segment was unchanged for the six months ended June 30, 2012 compared to the same 2011 period, and increased $1.2 million excluding this segment’s proportionate share of the incremental stock compensation. This increase reflects the higher sales volume in the 2012 period.

Interest Expense.    In connection with the completion of our going private transaction, we borrowed a total of $775.0 million in term loans, senior subordinated notes and senior notes, and we have access to an additional $75.0 million revolving line of credit. In connection with the completion of the Casterbridge acquisition of 27 nurseries, we borrowed an additional $85.0 million in May 2012. Interest expense for the six months ended June 30, 2012 totaled $40.4 million compared to $43.6 million for the same period in 2011. The decrease in interest expense is primarily related to a reduction in the interest rate attributable to the term loans as a result of the expiration of the interest rate floors on our Base and Euro rates on May 28, 2011. For more information on our debt instruments and the applicable interest rates and other terms, see “—Debt” below.

Interest expense also includes amortization expense for deferred financing costs of $1.8 million and of $1.7 million in the six months ended June 30, 2012 and 2011, respectively.

Income Tax Expense.    We had income tax expense of $0.1 million for the six months ended June 30, 2012 on pre-tax income of $1.8 million, or a 7% effective rate, which includes the benefit of permanent items, a reduction to the statutory tax rate in the United Kingdom and an increase to the reserves for uncertain tax positions.

Net Income.    As a result of the foregoing factors, net income was $1.7 million for the six months ended June 30, 2012 compared to $1.3 million for the six months ended June 30, 2011.

Net Income Attributable to Bright Horizons.    As a result of the foregoing factors, and including the impact of the net income attributable to the non-controlling interest in our Netherlands subsidiary of $134,000 in 2012 (zero in 2011), the net income attributable to our company was $1.5 million for the six months ended June 30, 2012 compared to $1.3 million for the six months ended June 30, 2011.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Revenue.    Revenue increased $95.5 million, or 10.9%, to $973.7 million for the year ended December 31, 2011 from $878.2 million in the prior year. Revenue growth is primarily attributable to contributions from new and ramping full service child care centers, expanded sales of our back-up dependent care services and typical annual tuition increases of 3% to 4%. Revenue generated by full service center-based care services in the year ended December 31, 2011 increased by approximately $75.2 million, or 9.8%, when compared to 2010. Revenue generated by back-up dependent care services in the year ended December 31, 2011 increased by approximately $15.5 million, or 15.7%, when compared to 2010. Additionally, revenue generated by other educational advisory services increased by $4.8 million, or 48.4%, when compared to 2010.

Our acquisition of 20 centers in the United States on March 14, 2011 contributed approximately $17.1 million of revenue in 2011 from the date of the acquisition. The acquisition of a majority interest in 20 centers in the Netherlands on July 20, 2011 contributed approximately $10.9 million of revenue from the date of the acquisition. Enrollment of children through kindergarten age in mature P&L centers increased approximately 0.8% in 2011 compared to 2010. At December 31, 2011, we operated 743 child care and early education centers compared to 705 centers at December 31, 2010.

Gross Profit.    Gross profit increased $27.3 million, or 15.2%, to $207.2 million for the year ended December 31, 2011 when compared to the prior year, and as a percentage of revenue increased to 21.3% in 2011 from 20.5% in 2010. The increase is primarily attributable to contributions from new and ramping P&L centers, which achieve proportionately lower levels of operating costs in relation to revenue as they increase enrollment to steady state levels, and to cost management in our mature P&L centers, where enrollment has stabilized in relation to the decreases in 2009 and 2010, but remains lower than historical levels. In addition to expanded sales of back-up dependent care services, we realized greater cost efficiency in managing our direct cost of services relating to back-up dependent care in 2011.

Selling, General and Administrative Expenses.    SGA increased $9.3 million, or 11.2%, to $92.9 million for the year ended December 31, 2011 when compared to the prior year, and as a percentage of revenue remained consistent at 9.5%. The increase in SGA during the year is related to routine increases in costs compared to the prior year, including annual wage increases, to investments in technology and marketing, and $1.6 million of overhead associated with our Netherlands operations from July 20, 2011. We also incurred $1.0 million in 2011 in connection with the completion of our acquisition in the Netherlands, including the costs incurred to amend certain terms of our debt agreements in order to provide greater flexibility for foreign investments and allow for the acquisition. Partially offsetting the increase in SGA was a decrease in stock compensation expense in 2011 compared to 2010 related to employee stock option grants, the majority of which were initially awarded in 2008. We recorded stock compensation expense of $1.2 million and $2.4 million, respectively, in each of 2011 and 2010.

Amortization.    Amortization expense on intangible assets totaled $27.4 million for the year ended December 31, 2011, compared to $27.6 million for the year ended December 31, 2010. The slight decrease relates to certain intangible assets becoming fully amortized during the year, offset by increases related to the amortization of new intangible assets from acquisitions completed in 2011.

Income from Operations.    Income from operations increased $18.2 million, or 26.5%, to $86.8 million for the year ended December 31, 2011 when compared to 2010. Income from operations was 8.9% of revenue for the year ended December 31, 2011 compared to 7.8% in 2010. In the full service center-based care segment, income from operations increased $12.2 million in 2011, or 26.0%. This increase reflects price increases and enrollment gains in our ramping centers as well as contributions from new centers that were added in 2011. The back-up dependent care segment added $7.5 million in 2011, or 35.6%, due to the expanding sales levels and efficiencies of service delivery across a wider revenue base. The other educational advisory services segment declined by $1.5 million in 2011 compared to 2010 due to investments made in operating, sales and administrative personnel to support strategic growth initiatives that have not yet been fully realized.

Interest Expense.    Interest expense for the year ended December 31, 2011 totaled $82.9 million, compared to $89.0 million in 2010. The decrease in interest expense is primarily related to a reduction, effective May 29, 2011, in the interest rate attributable to the term loans as a result of the expiration of the interest rate floors on our Base and Euro rates on May 28, 2011. The interest rate on our term loans of 4.3% at December 31, 2011 decreased from the rate of 7.5% at December 31, 2010. Additionally, adjustments made to reflect the fair value of our interest rate cap also contributed to the decrease in interest expense. The fair value adjustments were an increase to interest expense of $0.6 million in the year ended December 31, 2011, compared to an increase to interest expense of $2.3 million in the year ended December 31, 2010.

Interest expense also includes amortization expense for deferred financing costs of $3.4 million and of $3.3 million in the years ended December 31, 2011 and 2012, respectively.

Income Tax Expense.    We had income tax expense of $0.8 million for the year ended December 31, 2011 on pre-tax income of $5.6 million, or a 15% effective rate, which includes the benefit of permanent items, the net change to the reserves for uncertain tax positions, a decrease in the state tax rate applied to the net deferred tax liability and a decrease to a valuation allowance at a foreign subsidiary.

Net Income (Loss).    As a result of the foregoing factors, including revenue and margin growth as well as a reduction in our borrowing costs, net income was $4.8 million for the year ended December 31, 2011 compared to net loss of $10.0 million for the year ended December 31, 2010.

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Revenue.    Revenue increased $25.8 million, or 3.0%, to $878.2 million for the year ended December 31, 2010 from $852.3 million for the prior year. Revenue growth is primarily attributable to expanded sales of our back-up dependent care services, contributions from new and ramping child care centers and typical annual tuition increases of 3% to 4%. Revenue generated by full service center-based care services in the year ended December 31, 2010 increased by approximately $14.4 million, or 1.9%, when compared to 2009. Revenue generated by back-up dependent care services in 2010 increased by approximately $9.4 million, or 10.5%, when compared to 2009. Additionally, revenue generated by other educational advisory services increased by $2.0 million, or 25.2%, when compared to 2009.

A full year of the 32 centers acquired in the United Kingdom in April 2009 and of the two centers acquired in the United States in August 2009 added a total of approximately $10.7 million of revenue in 2010 when compared to 2009. Decreases in enrollment of children through kindergarten age in our mature P&L centers partially offset the revenue gains, as enrollment levels were approximately 6.4% lower in 2010 than 2009 levels. We believe this decrease was primarily due to sustained uncertainty in U.S. and global economic conditions and persistently high unemployment domestically which caused parents to reduce spending on tuition for child care services.

Gross Profit.    In 2010, gross profit remained consistent at $179.9 million and as a percentage of revenue declined from 21.0% to 20.5% when compared to the prior year. This is primarily attributable to contributions from our new and ramping P&L centers and from expanded sales of back-up dependent care and other educational advisory services, partially offset by lower contributions from our mature class of P&L centers and by an increase in depreciation associated with lease/consortium centers that have been added in 2009 and 2010.

Selling, General and Administrative Expenses.    SGA increased $0.8 million, or 1.0%, to $83.6 million for the year ended December 31, 2010, and as a percentage of revenue decreased to 9.5% from 9.7% in 2009. The increase is primarily attributable to regular increases in costs compared to the prior year, including annual wage increases, and investments in technology and marketing, offset by lower transaction costs associated with completed acquisitions, which totaled $0.1 million in 2010 and $0.6 million in 2009, and the elimination of redundant costs associated with the acquisition in the United Kingdom we completed in the April 2009. Also contributing to SGA was stock compensation expense related to employee stock options grants of $2.4 million and $2.3 million, respectively, in 2010 and 2009.

Income from Operations.    Income from operations increased by $1.9 million, or 2.8%, to $68.7 million for the year ended December 31, 2010 when compared to 2009. Income from operations was

7.8% of revenue for each of the years ended December 31, 2010 and 2009. In the full service center-based care segment, income from operations decreased $3.2 million, or 6.5%, in 2010. This decrease reflects the reduction in enrollment levels over the prior year, partially offset by price increases and contributions from new and ramping centers. In the back-up dependent care segment, income from operations increased $4.3 million, or 25.8%, due to the expanding sales levels and efficiencies of service delivery across a wider revenue base. Income from operations in our other educational advisory services segment increased by $0.8 million, reflecting the higher sales volume in 2010.

Amortization.    Amortization expense on intangible assets totaled $27.6 million in 2010 compared to $30.0 million in 2009. The decrease relates to certain intangible assets becoming fully amortized.

Interest Expense.    Interest expense for 2010 totaled $89.0 million, compared to $83.1 million in 2009. The increase in interest expense is primarily related to adjustments made to reflect the fair value of our interest rate cap, entered into in March 2009. The fair value of the cap as of December 31, 2010 was $0.7 million, compared to $3.0 million as of December 31, 2009, resulting in a decrease in the asset and an increase in interest expense by $2.3 million in 2010. The fair value adjustments for the interest rate cap made in 2009 were an increase to the asset and a decrease to interest expense of $2.0 million.

Interest expense also includes amortization expense for deferred financing costs of $3.3 million for each of the years ended December 31, 2010 and 2009.

Income Tax Benefit.    We had an income tax benefit of $10.3 million for 2010 on a pre-tax loss of $20.3 million, primarily due to the benefit of certain federal tax credits and of other permanent items, the effect of which is partially offset by certain operating losses for which recovery in future periods is not yet determinable.

Net Loss.    As a result of the foregoing factors, net loss increased $0.5 million, or 4.8%, to $10.0 million for the year ended December 31, 2010 when compared to 2009.

Liquidity and Capital Resources

Our primary cash requirements are for the ongoing operations of our existing child care centers, back-up dependent care and other educational advisory services, the addition of new centers through development or acquisition and debt financing obligations. Our primary sources of liquidity have been cash flow from operations and borrowings available under our $75.0 million revolving credit facility. No amounts were outstanding at June 30, 2012 or December 31, 2011 under the revolving credit facility. At June 30, 2011, borrowings outstanding were $1.0 million, and at December 31, 2010 and 2009, borrowings outstanding were $18.5 million and $38.8 million, respectively. For the years ended December 31, 2009, 2010 and 2011, average outstanding balances under the revolving credit facility were $17.1 million, $8.0 million and $4.5 million, respectively. Average outstanding balances under the revolving credit facility were $2.2 million and zero, respectively, in the six months ended June 30, 2011 and 2012.

We had a working capital deficit of $57.6 million and $80.4 million at June 30, 2011 and 2012, respectively. We had a working capital deficit of $73.3 million, $54.7 million and $69.5 million at December 31, 2009, 2010 and 2011, respectively. Our working capital deficit has arisen primarily from using cash generated from operations to make long-term investments in fixed assets and acquisitions. We anticipate that we will continue to generate positive cash flows from operating activities and that the cash generated will be used principally to fund ongoing operations of our new and existing full service child care centers and expanded operations in the back-up dependent care and educational advisory segments, as well as to make scheduled principal and interest payments. The most significant obligation in the next twelve months is the accumulated payment-in-kind (“PIK”) interest on our 13.0%

senior notes due in May 2013, the balance of which is $75.6 million at June 30, 2012 and is projected to approximate $98.0 million in May 2013. However, we intend to use the net proceeds from this offering to redeem the outstanding 13.0% senior notes including accumulated PIK interest that is added to principal. See “Use of Proceeds.”

We believe that funds provided by operations, our existing cash and cash equivalent balances and borrowings available under our $75.0 million revolving line of credit will be adequate to meet planned operating and capital expenditures for at least the next 12 months under current operating conditions, as well as the scheduled payment of the PIK interest on our senior notes in May 2013, regardless of whether we complete this offering. However, if we were to undertake any significant acquisitions or investments in the purchase of facilities for new or existing child care and early education centers, it may be necessary for to obtain additional debt or equity financing. We may not be able to obtain such financing on reasonable terms, or at all.

Cash Flows

	Years Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(In thousands)
Net cash provided by operating activities	$63,872	$70,119	$133,570	$79,012	$90,443

Net cash used in investing activities	$(61,373)	$(45,904)	$(94,992)	$(44,571)	$(135,856)

Net cash provided by (used in) financing activities	$1,420	$(23,497)	$(23,281)	$(22,432)	$77,754

Cash and cash equivalents (end of period)	$14,360	$15,438	$30,448	$27,669	$62,764

Cash Provided by Operating Activities

Cash provided by operating activities was $90.4 million for the six months ended June 30, 2012, compared to $79.0 million for the same period in 2011. The increase in cash from operating activities is primarily related to increases in gross margin, which contributed to higher net income after adding back non-cash stock compensation expense of $15.8 million, the timing of interest payments in 2012 compared to the prior year, and increases in deferred revenue collected for new clients during the six months ended June 30, 2012 compared to the same period in the prior year.

Cash provided by operating activities was $133.6 million for the year ended December 31, 2011 compared to $70.1 million in 2010. The increase in cash from operating activities is primarily related to increases in net income and deferred tax assets, plus changes in working capital, the most significant of which were decreases in income taxes receivable and prepaid income taxes attributable to $22.0 million of tax refunds collected in 2011 and an increase in accounts payable due to the timing of payments. Cash provided by operating activities was $70.1 million for the year ended December 31, 2010 compared to $63.9 million in 2009. This increase is primarily related to changes in working capital, the most significant of which was a decrease in prepaid income taxes related to the timing of income tax payments. In addition, non-cash adjustments for changes in the fair value of our interest rate cap represented an add-back to net income in 2010 compared to a reduction to net income in 2009 in the reconciliation to net cash provided by operating activities.

We expect to generate a similar level of cash from operations in 2012 as we generated in 2011, except for the non-recurring tax refund in 2011 and excluding any potential impact on cash and operating results that may arise out of this offering.

Cash Used in Investing Activities

Cash used in investing activities was $135.9 million for the six months ended June 30, 2012 compared to $44.6 million for the same period in 2011. Fixed asset additions totaled $27.7 million for the six months ended June 30, 2012, with $12.0 million related to new child care and early education centers and the remainder related to investments in existing child care and early education centers and overhead expenses. Fixed asset additions totaled $18.7 million for the six months ended June 30, 2011, with $9.1 million related to new child care and early education centers. Cash paid for acquisitions in the six months ended June 30, 2012 totaled $108.2 million related to the acquisition of 27 Casterbridge centers on May 23, 2012. Cash paid for acquisitions in the six months ended June 30, 2011 totaled $25.9 million related to the acquisition of 20 child care and early education centers in the United States on March 14, 2011.

Cash used in investing activities was $95.0 million for the year ended December 31, 2011 compared to $45.9 million in 2010 and $61.4 million in 2009. Fixed asset additions totaled $42.5 million for the year ended December 31, 2011, with $17.6 million related to new child care and early education centers and the remainder related to investments in existing child care and early education centers and overhead expenses. Fixed asset additions totaled $39.5 million for the year ended December 31, 2010, with $20.5 million related to new child care and early education centers. Fixed asset additions totaled $43.6 million for 2009, with $31.2 million related to new child care and early education centers. Proceeds from the disposal of fixed assets in the year ended December 31, 2011 totaled $4.9 million, primarily from the sale of a property. Cash paid for acquisitions in the year ended December 31, 2011 totaled $57.3 million for the acquisition of 21 child care and early education centers in the United States, the acquisition of 63% of a child care company in the Netherlands and the acquisition of one child care and early education center in the United Kingdom. Cash paid for acquisitions in the year ended December 31, 2010 totaled $6.4 million for two child care and early education centers, one in the United States and one in the United Kingdom, and a tuition reimbursement program management company in the United States. Cash paid for acquisitions in 2009 totaled $17.8 million for two child care centers in the United States and 32 child care centers in the United Kingdom.

We estimate that we will spend approximately $55.0 million in 2012 on fixed asset additions related to new child care centers, maintenance and refurbishments in our existing centers and overhead investments in technology, equipment and furnishings. As part of our growth strategy, we expect to continue to make selective acquisitions, which may vary in size and which are less predictable in terms of the timing of the capital requirements. In 2012, we completed the Casterbridge acquisition in May and expect that any additional acquisitions in 2012 would not be significant.

Cash Provided by (Used in) Financing Activities

Cash provided by financing activities totaled $77.8 million for the six months ended June 30, 2012 compared to cash used of $22.4 million for the same period in 2011. We amended certain terms of our senior credit agreement governing our senior credit facilities in May 2012 and borrowed $85.0 million in Series C new term loans in connection with the Casterbridge acquisition. We received net funds of $82.3 million after original issue discount of $0.4 million and financing fees of $2.3 million. Repayments of debt totaled $5.0 million for the six months ended June 30, 2012 and $22.4 million for the same period in 2011, including net repayments on our revolving credit facility of $17.5 million. In the six months ended June 30, 2012, we repurchased shares of our common stock for $5.1 million and received proceeds of $2.1 million from the exercise of company stock options. Additionally, we recorded a tax benefit from the exercise of company stock options of $3.5 million for the six months ended June 30, 2012.

Cash used in financing activities totaled $23.3 million for the year ended December 31, 2011 compared to $23.5 million in 2010 and to cash provided by financing activities of $1.4 million in 2009.

Repayments of long-term debt totaled $4.9 million for the year ended December 31, 2011, $3.7 million in 2010 and $3.7 million in 2009. We had net repayments on our revolving credit facility of $18.5 million for the year ended December 31, 2011 and of $20.3 million in 2010, compared to net additional borrowings of $6.4 million in 2009. We repurchased shares of our common stock for $0.1 million and $0.4 million in 2010 and 2009, respectively. In 2009, we also purchased an interest rate cap for $1.0 million.

Debt

Outstanding borrowings were as follows and bore the following rates of interest:

	Balance at December 31,		Balance at June 30,
	2010	2011	2012
	(In thousands)
Term loans(1)	$355,875	$350,946	$430,898
Revolving line of credit(2)	18,504	—	—
Senior subordinated notes(3)	300,000	300,000	300,000
Senior notes(4)	153,153	174,055	185,553

Total	827,532	825,001	916,451
Original issue discount	(13,599)	(10,656)	(9,509)

Total	$813,933	$814,345	$906,942

(1)	The interest rate on borrowings under our Tranche B term loan was 7.5%, 7.5% and 4.3% at December 31, 2009, 2010 and 2011, respectively, and was 4.3% on borrowings under our Tranche B term loan and 5.3% on borrowings under our Series C new term loan at June 30, 2012.
(2)	The interest rate on the revolving line of credit was 5.5% at December 31, 2010.
(3)	The interest rate on the senior subordinated notes is 11.5%.
(4)	The interest rate on the senior notes is 13.0%. The balance includes PIK interest that has accrued on the $110.0 million aggregate initial principal amount of the senior notes since 2008.

Senior Credit Facilities

As of June 30, 2012, our senior credit facilities consisted of a $365.0 million Tranche B term loan facility, an $85.0 million Series C new term loan facility and a $75.0 million revolving credit facility. As of June 30, 2012, there was $346.1 million outstanding under our Tranche B term loan facility and we had the ability to borrow $74.9 million under our revolving credit facility, after giving effect to $0.1 million of undrawn letters of credit under this facility. The senior credit facilities are guaranteed by Bright Horizons Capital Corp., our wholly-owned direct subsidiary, and all of the direct and indirect wholly-owned domestic subsidiaries of Bright Horizons Family Solutions LLC, a wholly-owned direct subsidiary of Bright Horizons Capital Corp., and all obligations under the senior credit facilities, subject to certain exceptions, are secured by substantially all of the assets of Bright Horizons Capital Corp., Bright Horizons Family Solutions LLC and the subsidiary guarantors. Borrowings under the senior credit facilities bear interest payable at least quarterly. Principal amortization repayments are required to be made on the Tranche B term loan borrowings and the Series C new term loans equal to 1% per annum in equal quarterly installments. The Tranche B term loan balance is payable on May 28, 2015. The Series C new term loan balance is payable on May 23, 2017. The principal amount outstanding of the loans under the revolving credit facility becomes due and payable on May 28, 2014.

The senior credit facilities also require us to comply on a quarterly basis with certain financial covenants, including a maximum ratio of debt to Consolidated Adjusted EBITDA, as defined in the senior credit agreement (the “leverage ratio”), and a minimum ratio of Consolidated Adjusted EBITDA to interest expense (the “coverage ratio”), each of which becomes more restrictive over time. Beginning June 30, 2012, the terms of our senior credit facilities require that we maintain a leverage ratio of no more than 4.75 to 1.00 and a minimum interest coverage ratio of 2.00 to 1.00. As of June 30, 2012, our leverage ratio was 4.00 to 1.00 and our interest coverage ratio was 3.22 to 1.00, and we were in compliance with our financial covenants under the senior credit agreement. Our leverage and coverage ratios for Bright Horizons Family Solutions LLC include the outstanding principal amount under our senior credit facilities and senior subordinated notes and interest payments required under our senior credit facilities and senior subordinated notes but do not include outstanding principal under our senior notes and interest payments required under our senior notes. Consolidated Adjusted EBITDA is a negotiated measure used exclusively by us and by our creditors to determine our compliance with certain covenants contained in our senior credit facilities and, because of the additional adjustments included in the definition of Consolidated Adjusted EBITDA in our senior credit agreement governing our senior credit facilities, Consolidated Adjusted EBITDA is not comparable to adjusted EBITDA as described in this prospectus under note 3 to “Prospectus Summary—Summary Consolidated Financial and Other Data.”

Senior Notes and Senior Subordinated Notes

On May 28, 2008, Bright Horizons Capital Corp., our wholly-owned direct subsidiary, issued $110.0 million in unsecured senior notes, which we refer to as our senior notes, and Bright Horizons Family Solutions LLC, a wholly-owned direct subsidiary of Bright Horizons Capital Corp., issued $300.0 million in unsecured senior subordinated notes, which we refer to as our senior subordinated notes. Our senior notes and senior subordinated notes require interest payments at the annual rate of 13.0% and 11.5%, respectively, due quarterly in arrears. The senior notes contain a PIK feature whereby we may elect, subject to certain restrictions in the indenture and in our senior credit agreement, on each interest payment date on or before May 28, 2013, for interest to be added to principal. As of June 30, 2012, there was $75.6 million in accrued interest that has been added to principal under the senior notes.

We may redeem some or all of the senior notes at fixed redemption prices (plus accrued and unpaid interest thereon to the redemption date) of 106.500% of the principal amount outstanding through May 27, 2013, 104.333% of the principal amount outstanding from May 28, 2013 through May 27, 2014, 102.167% of the principal amount outstanding from May 28, 2014 through May 27, 2015 and at 100% of the principal amount outstanding thereafter. We may redeem some or all of the senior subordinated notes at fixed redemption prices (plus accrued and unpaid interest thereon to the redemption date) of 105.750% of the principal amount outstanding from May 28, 2013 through May 27, 2014, 103.833% of the principal amount outstanding from May 28, 2014 through May 27, 2015, 101.917% of the principal amount outstanding from May 28, 2015 through May 27, 2016 and at 100% of the principal amount outstanding thereafter. Prior to May 28, 2013, we may redeem our senior subordinated notes at a price equal to 100% of the principal amount thereof, plus a “make-whole” premium, plus accrued and unpaid interest. In the event of a change of control, as defined in the respective indentures governing the senior notes and the senior subordinated notes, or certain asset sales (unless we choose to reinvest the proceeds of such asset sales within a certain time), we will be obligated to repurchase the notes tendered at the option of the holders at a fixed price, plus accrued but unpaid interest.

The senior notes are not guaranteed by any of Bright Horizons Capital Corp.’s subsidiaries, and the senior subordinated notes are guaranteed by certain of Bright Horizons Family Solutions LLC’s wholly-owned domestic subsidiaries. We and our subsidiaries, affiliates or significant stockholders may from time to time seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for equity securities, in privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

We expect to use the proceeds from the offering to repay the senior notes and accrued interest thereon.

International Credit Facility

Our majority-owned subsidiary in the Netherlands, which we acquired in 2011, maintains a revolving credit facility with a Dutch bank consisting of a €1.0 million general facility to support working capital and letter of credit requirements and a €2.5 million current account facility to support the construction and fitting out of new child care centers. The current account facility is secured by a right of offset against all accounts we maintain at the lending bank and by an additional pledge of certain equipment. The current account facility is reduced by €0.25 million quarterly, beginning April 1, 2012 and ending at the termination of the facility on January 1, 2014. At June 30, 2012, there were no amounts outstanding under the facility.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011. Amounts in the table do not reflect the use of proceeds of this offering as described in “Use of Proceeds.”

	2012		2013	2014	2015	2016	Thereafter	Total
Long-term debt(2)	$4,814	(1)	$65,262	$3,650	$341,275	$0	$410,000	$825,001
Interest on long-term debt(2)(3)	73,728		69,162	63,935	54,786	48,800	75,916	386,327
Operating leases	56,682		54,395	50,721	46,742	41,819	168,451	418,810

Total(3)	$135,224		$188,819	$118,306	$442,803	$90,619	$654,367	$1,630,138

(1)	Amount does not reflect amendment to our senior credit agreement governing our senior credit facilities completed May 23, 2012, under which we borrowed an additional $85.0 million with principal amortizing at a rate of 1% per annum and a five-year term. See “—Debt—Senior Credit Facilities” above for more information about this amendment. Principal repayments on this Series C New Term Loan in the amount of $212,500 are payable quarterly with a final principal payment of $81.0 million due May 23, 2017. Interest is payable quarterly and, assuming that the rate of interest in effect as of May 23, 2012, 5.3%, remains in effect through the remaining term, we are obligated to pay approximately $4.5 million per year of interest on this additional Term Loan.
(2)	Amount due in 2013 includes the PIK interest added to principal on our senior notes of $64.1 million as of December 31, 2011. As of June 30, 2012, the PIK interest added to principal was $75.6 million.
(3)	Assumes that the rate of interest in effect as of December 31, 2011 on borrowings under our Tranche B term loan, 4.3%, remains in effect through the remaining term of the credit facility and that there are no borrowings under the revolving credit facility.

Totals for 2013 through 2016 do not include obligations under call and put option agreements between Bright Horizons B.V., our wholly-owned Dutch subsidiary, and the minority shareholders of Odemon B.V. (“Odemon”), our majority-owned indirect subsidiary. We entered into these agreements in connection with our acquisition of a majority interest in 20 centers in the Netherlands on July 20, 2011. Under these agreements, from January 1, 2013 until January 1, 2016, either of the minority shareholders have the right, under limited contractual circumstances associated with their ongoing employment at the company, to put their shares to Bright Horizons B.V. at a price per share based on 8.5x Odemon’s trailing twelve-month earnings before interest and taxes. Bright Horizons B.V. also has the right, under certain contractual circumstances, to call the shares of either shareholder on the same terms during the period from July 20, 2013 to January 1, 2016. Thereafter, from January 1, 2016 through January 1, 2020, Bright Horizons B.V. has the right to call the shares of either shareholder, and either shareholder has the right to put their shares to Bright Horizons B.V. Bright Horizons Family Solutions LLC has guaranteed the obligations of Bright Horizons B.V. under these agreements. For additional information on this redeemable non-controlling interest, see notes 2 and 10 to our consolidated financial statements appearing elsewhere in this prospectus.

Letters of Credit

There are 17 letters of credit outstanding used to guarantee certain rent payments for up to $0.7 million. No amounts have been drawn against these letters of credit.

Employment and Severance Agreements

We have severance agreements with nine executives and employees that provide from four to 18 months of compensation upon a qualifying termination of employment. We estimate that the maximum amount potentially payable under these agreements in the absence of a change of control event in 2012 is approximately $3.6 million. The severance agreements prohibit the above-mentioned employees from competing with us during the severance period or divulging confidential information after their termination of employment.

Inflation

Historically, inflation has not had a material effect on our results of operations. Severe increases in inflation, however, could affect the global and U.S. economies and could have an adverse impact on our business, financial condition and results of operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

Our financial instruments consist primarily of cash and cash equivalents, accounts receivables, accounts payable and short- and long-term debt. The fair value of our financial instruments, with the exception of long-term debt, approximates the carrying value due to their short-term nature.

The fair value of our long-term debt was based on quoted market prices, which were available only for the term loans under our senior credit facilities. When quoted market prices were not available, the fair value of long-term debt was based on quoted market prices of comparable instruments adjusted for differences between the quoted instruments and the instruments being valued, or was estimated using discounted cash flow analyses, based on current incremental borrowing rates for similar types of borrowing arrangements. We base our determination of fair value on quoted market prices for the Tranche B and Series C term loans and on current incremental borrowing rates for similar debt for the senior notes and senior subordinated notes. For additional information, see note 1 to our consolidated financial statements appearing elsewhere in this prospectus.

Our primary market risk exposures relate to foreign currency exchange rate risk and interest rate risk.

Foreign Currency Risk

Our exposure to fluctuations in foreign currency exchange rates is primarily the result of foreign subsidiaries domiciled in the United Kingdom, Ireland, the Netherlands, India and Canada. We have not used financial derivative instruments to hedge foreign currency exchange rate risks associated with our foreign subsidiaries.

The assets and liabilities of our U.K., Irish, Dutch, Indian and Canadian subsidiaries, whose functional currencies are the British pound, Euro, Indian rupee and Canadian dollar, respectively, are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effects for subsidiaries using a functional currency other than the U.S. dollar are included in accumulated other comprehensive loss as a separate component of stockholders’ equity. We estimate that had the exchange rate in each country unfavorably changed by 10% relative to the U.S. dollar, our consolidated earnings before taxes would have decreased by approximately $400,000 for 2011 and would have decreased by approximately $500,000 for the six months ended June 30, 2012.

Interest Rate Risk

Interest rate exposure relates primarily to the effect of interest rate changes on borrowings outstanding under our revolving line of credit and term loans. No amounts were outstanding at December 31, 2011 under our revolving credit facility, and we had borrowings of $350.9 million outstanding at December 31, 2011 under our Tranche B term loan facility. Borrowings under the revolving credit facility and Tranche B term loan facility in 2011 were subject to a weighted average interest rate of 5.5% and 5.6%, respectively. Based on the outstanding borrowings under the senior credit facilities during 2011, we estimate that had the average interest rate on our borrowings increased by 100 basis points in 2011 and in the six months ended June 30, 2012, our interest expense for the year would have increased by approximately $2.1 million in 2011 and would have increased by approximately $1.7 million in the six months ended June 30, 2012. This estimate assumes the interest rate of each borrowing is raised by 100 basis points, the impact of which in 2011 would have been ameliorated by the LIBOR floor that was in effect from January 1, 2011 to May 28, 2011. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of our borrowings at that time.

Jumpstart Our Business Startups Act of 2012

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

BUSINESS

Our Company

We are a leading provider of high-quality child care and early education services as well as other services designed to help employers and families better address the challenges of work and life. We provide services primarily under multi-year contracts with employers who offer child care and other dependent care solutions as part of their employee benefits packages to improve employee engagement, productivity, recruitment and retention. As of June 30, 2012, we had more than 850 client relationships with employers across a diverse array of industries, including more than 130 Fortune 500 companies and more than 75 of Working Mother magazine’s 2011 “100 Best Companies for Working Mothers.”

The provision of center-based full service child care and early education represented approximately 87% of our revenue in the year ended December 31, 2011. The balance of our revenue was from a broader suite of employer-sponsored service offerings, including back-up dependent care and educational advisory services, which we developed more recently to enhance our work/life service offerings, broaden our market opportunities and expand the scope of our client relationships. In certain locations, our child care centers are marketed directly to families in surrounding communities and serve employees of nearby clients.

We believe we are a provider of choice for both employers and working families for each of the solutions we offer. As of June 30, 2012, we operated a total of 773 child care and early education centers across a wide range of customer industries with the capacity to serve approximately 87,400 children in the United States, as well as in the United Kingdom, the Netherlands, Ireland, Canada and India. We have achieved satisfaction ratings of greater than 95% among respondents in our employer and parent satisfaction surveys over each of the past five years and an annual client retention rate of 97% for employer-sponsored centers over each of the past ten years. We believe that the close integration between our offerings and our customer interests, our geographic reach, our innovative and customizable approach, our strong customer focus and our high-quality curriculum have all contributed to this success.

The strength of our reputation is reflected in our 25-year track record of providing high-quality services and our history of strong financial performance. From 2001 through 2011, we have achieved year-over-year revenue and adjusted EBITDA growth at a compound annual growth rate of 11% for revenue and 17% for adjusted EBITDA. Our strong revenue growth has been driven by additions to our center base through organic center growth and acquisitions, expansions of our service offerings to back-up dependent care and educational advisory services and consistent year-over-year tuition increases. We have also been able to increase our adjusted EBITDA margin in each year from 2001 through 2011. For the year ended December 31, 2011 and the six months ended June 30, 2012, we generated revenue of $973.7 million and $529.6 million, net income of $4.8 million and $1.7 million, adjusted EBITDA of $148.5 million and $89.1 million, and adjusted net income of $23.4 million and $19.8 million, respectively. Additional information regarding adjusted EBITDA and adjusted net income, including a reconciliation of adjusted EBITDA and adjusted net income to net income, is included in “Prospectus Summary—Summary Consolidated Financial and Other Data.”

For the year ended December 31, 2011, no single client represented more than 3% of our revenue. Our clients include: Alston & Bird in the professional services and other sectors; British Petroleum and Chevron in the energy sector; JFK Medical Center, Memorial Sloan-Kettering Cancer Center, Amgen, Bristol-Myers Squibb, Johnson & Johnson and Pfizer in the healthcare and pharmaceuticals sectors; The Home Depot, Staples, Starbucks, Newell Rubbermaid and Timberland in

the consumer sector; Cisco Systems and EMC in the technology sector; Bank of America, Barclays, Citigroup, JPMorgan Chase and Royal Bank of Scotland in the financial services sector; and Boeing and Toyota Motor Manufacturing in the industrials and manufacturing sectors. We also provide our services to government and education sector institutions such as Duke University, the Federal Deposit Insurance Corporation, The Environmental Protection Agency, The Johns Hopkins University and The George Washington University.

We provide our center-based child care services under two general business models: a profit and loss (“P&L”) model, where we assume the financial risk of operating a child care center; and a cost-plus model, where we are paid a fee by an employer client for managing a child care center on a cost-plus basis. Our P&L model is further classified into two subcategories: (i) a sponsor model, where we provide child care and early education services on either an exclusive or priority enrollment basis for the employees of a specific employer sponsor; and (ii) a lease/consortium model, where we provide child care and early education services to the employees of multiple employers located within a specific real estate development (for example, an office building or office park), as well as to families in the surrounding community. In both our cost-plus and sponsor P&L models, the development of a new child care center, as well as ongoing maintenance and repair, is typically funded by an employer sponsor with whom we enter into a multi-year contractual relationship. In addition, employer sponsors typically provide subsidies for the ongoing provision of child care services for their employees. Our child care centers are largely located in targeted clusters where we believe demand is generally higher and where income demographics are attractive. We also provide back-up dependent care services through our own centers and through our Back-Up Care Advantage (“BUCA”) program, which offers access to a contracted network of in-home care agencies and approximately 2,500 center-based providers in locations where we do not otherwise have centers with available capacity.

Industry Overview

We compete in the global market for child care and early education services as well as the market for work/life services offered by employers as benefits to employees. Families in the United States spent approximately $43 billion on licensed group child care in 2007 according to a report published by the Pew Center on the States. The child care industry can generally be subdivided into center-based and home-based child care. We operate in the center-based market, which is highly fragmented, with over 90% of providers operating fewer than 10 centers, and the top 10 providers comprising less than 10% of the market, according to the Child Care Information Exchange’s 2012 Employee Child Care Trend Report.

Center-Based Child Care Services

The center-based child care market includes both retail and employer-sponsored centers and can be further divided into full-service centers and back-up centers. We have been a pioneer in the field of employer-sponsored child care, where we were one of the first providers to market a shared economic model directly to employers who offer child care as an employee benefit. While home-based businesses remain the majority of the overall child care market in the United States, the share of center-based child care providers has increased over time, reflecting what we believe is an increasing demand for high-quality, structured and professional child care and early education solutions. According to state licensing statistics, there are approximately 100,000 licensed child care centers in the United States, including retail and employer-sponsored centers.

The significant majority of our competitors market exclusively to families who are retail users of their centers. This employer-sponsored model, which has been central to our business since we were founded in 1986, is characterized by a single employer or consortium of employers entering into a long-term contract for the provision of child care at a center located at or near the sponsor’s worksite.

The sponsor generally funds the development as well as ongoing maintenance and repair of a child care center at or near its worksite and subsidizes the provision of child care services to make them more affordable for its employees.

Back-Up Dependent Care and Educational Advisory Services

Additionally, we compete in the growing markets for back-up dependent care and educational advisory services. The market for additional services that are designed to help employers and families better integrate the challenges of work and life, including back-up dependent care and educational advisory services, is newer and continues to evolve. We believe we are the largest and one of the only multi-national providers of back-up dependent care services and that there are significant growth opportunities available to providers of these services, particularly when a provider can leverage existing client relationships and deliver services to a larger portion of a workforce across multiple locations.

The field of back-up dependent care is less well-developed than that of full-service care. According to the Families and Work Institute’s 2012 National Study of Employers, only 7% of companies with over 1,000 employees surveyed offer back-up or emergency child care, versus 18% of companies with over 1,000 employees which offer full service child care at or near the worksite. A national survey of working adults commissioned by Workplace Options in 2007 found 56% of employees or their spouses missed three to ten days of work in the preceding 12 months due to the lack of adequate back-up child or elder care options. A survey conducted by Public Policy Polling asked respondents how valuable back-up child care would be, and 93% of respondents said “clearly valuable” or “extremely valuable.”

We also offer educational advisory services for employers and their employees, including educational and college counseling through College Coach and the management of employer tuition reimbursement programs through EdAssist. We believe that we are the first provider to have developed these service models within the employer market and are the only participant in the market with this combination of employer-sponsored service offerings.

Industry Trends

We believe that the following key factors contribute to growth in the markets for employer-sponsored child care and for back-up dependent care and educational advisory services:

Increasing Participation by Women and Two Working Parent Families in the Workforce.    A significant percentage of mothers currently participate in the workforce. In 2007, for example, 64% of mothers with children under the age of six participated in the workforce in the United States, according to the Bureau of Labor Statistics. We expect that the number of working mothers and two working parent families will increase over time, resulting in an increase in the need for child care and other work/life services. By 2016, for example, women are expected to earn 60% of all bachelor degrees and 54% of all doctorate and professional degrees in the United States, according to a 2011 report by the Families and Work Institute.

Greater Demand for High-Quality Center-Based Child Care and Early Education.    We believe that recognition of the importance of early education and consistent quality child care has led to increased demand for higher-quality center-based care. In 1965, 8% of children under the age of five with working mothers were enrolled in center-based child care, compared to approximately 24% of such children by 2005, according to data gathered by the U.S. Census Bureau. With the shift towards center-based care, there is an increased focus on the establishment of objective, standards-based methods of defining and measuring the quality of child care, such as accreditation. In a highly fragmented market comprised largely of center operators lacking scale, we believe this trend will favor larger industry participants with the size and capital resources to achieve quality standards on a consistent basis.

Recognized Return on Investment to Employers.    Based on studies we have conducted through our Horizons Workforce Consulting practice, we believe that employer sponsors of center-based child care and back-up dependent care services realize strong returns on their investments from reduced turnover and increased productivity. For example, we estimate that users of our back-up dependent care services have been able to work, on average, 12 days annually that they otherwise would have missed due to breakdowns in child care arrangements. Additionally, according to a 2012 survey of our clients, 94% of respondents reported that access to dependable back-up dependent care helps them to focus on work and be more productive. We believe that this return on investment for employers will result in additional growth in employer-sponsored back-up dependent care services.

Growing Global Demand for Child Care and Early Education Services.    We expect that a long-term shift to service-based economies and an increasing emphasis on education by government and families will contribute to further growth in the global child care and early education market as well as the developing markets for back-up dependent care and educational advisory services. In addition, in certain countries in which we operate, public policy decisions have facilitated increased demand for child care and early education services. In 2006, the United Kingdom instituted a ten-year plan to make child care more accessible and more affordable for all parents. In the Netherlands, a 2005 child care law increased the demand for child care and early education services by making child care more affordable for working families and thereby encouraging women to return to the workforce.

Our History

For over 25 years, we have operated child care and early education centers for employers and working families. In 1998, we transformed our business through the merger of Bright Horizons, Inc. and CorporateFamily Solutions, Inc., both then Nasdaq-listed companies that were founded in 1986 and 1987, respectively. We were listed on Nasdaq from 1998 to May 2008, when we were acquired by investment funds affiliated with Bain Capital Partners, LLC, which we refer to as our going private transaction. Since then, we have continued to grow through challenging economic times while investing in our future. We have grown our international footprint to become a leader in the center-based child care market in the United Kingdom and have expanded into the Netherlands and India as a platform for further international expansion. In the United States, we have enhanced and grown our back-up dependent care services while adding EdAssist as a new educational advisory service for existing employer clients. We have also expanded our sales force with a specific focus on cross-selling opportunities to our employer clients. We have invested in new technologies to better support our full suite of services and expanded our marketing efforts with additional focus on maximizing occupancy levels in centers where we can improve our economics with increased enrollment.

Our Competitive Strengths

We believe we have the following competitive strengths:

Market Leading Service Provider

We believe we are the leader in the markets for employer-sponsored center-based child care and back-up dependent care, and that the breadth, depth and quality of our service offerings—developed over a successful 25-year history—represent significant competitive advantages.

We have approximately five times more employer-sponsored centers in the United States than our closest competitor, according to Child Care Information Exchange’s 2010 Employer Child Care Trend Report. We believe the broad geographic reach of our child care centers, with targeted clusters in areas where we believe demand is generally higher and where income demographics are attractive, provides us with an effective platform to market our services to current and new clients. We also believe our pioneering efforts to develop back-up dependent care solutions and educational advisory services for employers to offer as employee benefits have helped to strengthen our position as the provider of choice for employers and working families. We believe we are the only provider who is currently able to offer this broad spectrum of diversified service offerings to employer clients.

Collaborative, Long-term Relationships with Diverse Customer Base

We have more than 850 client relationships with employers across a diverse array of industries, including more than 130 of the Fortune 500 companies, with our largest client contributing less than 3% of our revenue in fiscal 2011 and our largest 10 clients representing less than 13% of our revenue in that year. Our business model places an emphasis on multi-year employer sponsorship contracts where our clients typically fund the development of new child care centers at or near to their worksites and frequently support the ongoing operations of these centers.

Our multiple touch points with both employers and employees give us unique insight into the corporate culture of our clients. This enables us to identify and provide innovative and tailored solutions to address our clients’ specific work/life needs. In addition to full service center-based care, we provide access to a multi-national back-up dependent care network and educational advisory support, allowing us to offer various combinations of services to best meet the needs of specific clients or specific locations for a single client. Our tailored, collaborative approach to employer-sponsored child care has resulted in an annual client retention rate for employer-sponsored centers of approximately 97% over each of the past ten years.

Commitment to Quality

Our business is anchored in the consistent provision of high-quality service offerings to employers and families. We have therefore designed our child care centers to meet or exceed applicable accreditation and rating standards in all of our key markets, including in the United States through the National Academy of Early Childhood Programs, a division of the National Association for the Education of Young Children (“NAEYC”), and in the United Kingdom through the ratings of the Office of Standards in Education. We believe that our voluntary commitment to achieving accreditation standards offers a competitive advantage in securing employer sponsorship opportunities and in attracting and retaining families, because an increasing number of potential and existing employer clients require adherence to accreditation criteria. All of our centers are operated at the quality standard to achieve NAEYC accreditation, which can take two to three years to complete, and we have achieved NAEYC accreditation for more than 70% of our eligible centers. In the United States, NAEYC accreditation is optional and has been achieved by fewer than 10% of child care centers.

“The World at Their Fingertips” is our developmentally appropriate, proprietary curriculum that is based on well-established international early childhood development research and theory including the work of Jean Piaget, Erik Erikson, Maria Montessori, Howard Gardner and Jim Greenman. Our teachers document learning and assess each child’s progress through our online documentation and assessment system. This forms the basis for ongoing parent and teacher collaboration and communication. We maintain our curriculum at the forefront of early education practices by introducing elements that respond to the changing expectations and views of society and new information and theories about the ways in which children learn and grow.

We also believe that strong adult-to-child ratios are a critical factor in delivering our curriculum effectively as well as helping to facilitate more focused care. Our programs, which are designed to meet NAEYC standards for accreditation, will often provide adult-to-child ratios that are more stringent than many state licensing standards.

Market Leading People Practices

Our ability to deliver consistently high-quality care, education and other services is directly related to our ability to attract, retain and motivate our highly skilled workforce. We believe that we have earned a reputation as an employer of choice, and we have consistently been named as a top employer by third-party sources in the United States, the United Kingdom and the Netherlands, including being named as one of the “100 Best Places to Work in America” by Fortune Magazine 13 times.

We believe the education and experience of our center leaders and teachers exceed the industry average. In addition to recurring in-center training and partial tuition reimbursement for continuing education, we have developed a training program that establishes standards for our teachers as well as an in-house online training academy (Bright Horizons University), which allows our employees to earn nationally-recognized child development credentials. Because we consider ongoing training essential to maintaining high-quality service, our facilities have specific budgets that provide for in-center training, attendance at selected outside conferences and seminars and partial tuition reimbursement for continuing education, in addition to the extensive training that our teachers receive in their first year with Bright Horizons.

Capital Efficient Operating Model Provides Platform for Growth, with Attractive Economics

We have achieved uninterrupted year-over-year revenue, adjusted EBITDA and adjusted EBITDA margin growth for each of the last ten years despite broader macro-economic fluctuations. We have accomplished this growth through a combination of key factors, including: annual tuition increases and escalators in management fees which are designed to keep pace with annual cost increases, the addition of both organic and acquired new centers and modest gains in enrollment within existing centers, the addition and growth of new services such as back-up dependent care and educational advisory services, managing our cost structure in line with enrollment within centers and modest leveraging of our overhead structure as we expand on our revenue base.

With employer sponsors funding the majority of the capital required for new centers developed on their behalf, we have been able to grow our business with limited capital investment, which has contributed to strong cash flows from operations.

We also proactively manage our portfolio of centers to identify and close P&L model centers that we view as underperforming, which enables us to sustain our operating margins and effectively reinvest our capital.

Proven Acquisition Track Record

We have an established acquisition team to pursue potential targets using a proven framework to effectively evaluate potential transactions with the goal of maximizing our return on investment while minimizing risk. Since 2006, we have completed acquisitions of 123 child care centers in the United States, the United Kingdom and the Netherlands, as well as a provider of back-up dependent care services in the United States, representing in aggregate approximately $160 million in annualized revenue. These acquisitions have enabled us to efficiently expand into targeted new markets and increase our presence within existing geographic clusters. Our experience has indicated that many of the smaller regional chains and individual operators seek liquidity and/or lack the professional management and financial resources that are often necessary for continued growth. Our acquisition strategy is also focused on enhancing and diversifying our platform of service offerings, as demonstrated through our 2006 acquisition of College Coach, through which we provide college preparation and admissions counseling.

Experienced Management Team

Our management team has an established track record of operational excellence and has an average tenure of 16 years at Bright Horizons. We have successfully operated Bright Horizons both as a publicly traded company and, since 2008, as a private company. Since then, our management team has navigated challenging macroeconomic conditions and continued to innovate, including rolling out a new technology platform across all of our centers, developing and launching new services including EdAssist, expanding our international presence and actively growing our business both organically and through acquisitions. This team has a proven track record of performance, having increased revenue from $345.9 million in 2001 to $973.7 million in 2011, and increased adjusted EBITDA from $29.8 million in 2001 to $148.5 million in 2011, representing 670 basis points of adjusted EBITDA margin expansion.

Our Growth Strategy

We believe that there are significant opportunities to continue to grow our business globally and expand our leadership position by continuing to execute on the following strategies:

Grow Our Client Relationships

Secure Relationships with New Employer Clients.    Our addressable market includes approximately 15,000 employers, each with at least 1,000 employees, within the industries that we currently service in the United States and the United Kingdom. This presents us with a significant opportunity to engage new employer sponsors for the development of new centers, back-up dependent care services, College Coach and EdAssist. Our dedicated sales force focuses on establishing new client relationships and is supported by our Horizons Workforce Consulting practice, which helps potential clients to identify the precise work/life offerings that will best meet their strategic goals. We believe that our extensive service offerings, the breadth of our existing presence across the United States and our expanding European platform, as well as our track record of serving major employer sponsors for over 25 years, position us to take advantage of new client opportunities.

Expand Relationships with Existing Employer Clients Through Additional Centers and Cross-Selling.    As of June 30, 2012, we operated approximately 200 centers for 50 clients with multiple facilities, and we believe there is a significant opportunity to add additional employer-sponsored centers for both these and other existing clients. In addition, only approximately 15% of our current clients currently utilize more than one of our four principal service offerings. We believe that employers who have already placed trust in us through sponsorship of one of our services are more likely to add others, which should allow us to increase the number of our employer clients that contract with us to provide multiple services to their employees. In the near term, we expect that this cross-sales growth opportunity will be led by the continued expansion of our BUCA program. Revenues from this highly scalable program have grown at a compound annual growth rate of 20.0% since 2007 and BUCA users have reported a 99% satisfaction rate, resulting in improved business continuity, enhanced productivity and reduced absenteeism for our employer clients.

Continue to Expand Through the Assumption of Management of Existing Sponsored Child Care Centers.    We occasionally assume the management of existing centers from the incumbent management team, which enables us to develop new client relationships, typically with no capital investment and no purchase price payment. We also evaluate existing centers for expansion or relocation in markets in which our operations have been successful, in order to accommodate demand and enhance our market presence.

Sustain Annual Price Increases to Enable Continued Investments in Quality

We look for opportunities to invest in quality as a way to enhance our reputation with our clients and their employees. By developing a strong reputation for high-quality services and facilities, we are able to support consistent price increases that keep pace with our cost increases. Over our history, these price increases have contributed to our revenue growth and have enabled us to drive margin expansion.

Increase Utilization at Existing Centers

We believe that our mature P&L centers (which we define as centers that have been open for more than three years) are currently operating at utilization levels below our target run rate, in part due to a general deterioration in economic condition from 2008 to 2010. Utilization rates at our mature P&L centers stabilized in 2010 and have grown in 2011 and the first six months of 2012. We expect to further close the gap between current utilization rates and our target run rate over the next few years.

Selectively Add New Lease/Consortium Centers

We have typically added between six and twelve new lease/consortium centers annually for the past five years, focusing on urban or city surrounding markets where demand is generally higher and where income demographics are generally more supportive of a new center. We also seek to identify locations that we believe have the potential to attract employer sponsorship in the future. We believe there are at least 100 locations across the United States, the United Kingdom and the Netherlands that would be suitable for a new lease/consortium center within the next five years. We expect to open new lease/consortium centers at an annual rate consistent with our current lease/consortium growth rate over at least the next five years.

Continue to Expand Through Selective Acquisitions

We have a long track record of successfully completing and integrating selective acquisitions, as we have sought to expand quickly within targeted geographies in our existing markets and efficiently enter into new markets. Our acquisition strategy is also focused on enhancing and diversifying our platform of service offerings, as demonstrated through our 2006 acquisition of College Coach. The domestic and international markets for child care and other family support services remain highly fragmented and, we believe, primed for consolidation. We will therefore continue to seek attractive opportunities both for center acquisitions and the acquisition of complementary service offerings.

Our Business Models

Our business is based primarily on multi-year contractual arrangements with employer clients for the provision of full-service center-based child care and early education, back-up dependent care and educational advisory services. These contractual arrangements provide us with significant visibility into our anticipated revenue stream. Employer sponsorship for new centers through capital and ongoing program investment has allowed us to develop a business model that produces customized, high-quality programs in a capital efficient manner. We believe that this, in turn, helps to enhance long-term relationships with our clients and supports our strong employer client retention rate. These key elements are present in each of the business models that we use to provide our suite of services, described below.

Full-Service Center-Based Care

We provide our full-service center-based child care and early education services under two general business models: (i) a P&L model, where we assume the financial risk of operating an employer-sponsored or lease/consortium facility; and (ii) a cost-plus model, where we are paid a fee for managing an employer-sponsored facility on a cost-plus basis. Under both models, we typically retain responsibility for all aspects of center operation, including the hiring and remuneration of employees, contracting with vendors, purchasing supplies and billing and collecting tuition. We work with clients to select the appropriate model and contractual arrangement for each center on a case-by-case basis based on the needs of the particular client and our own expectations regarding size, anticipated term and specific service offering, among other factors. However, we expect that the mix of business models for our centers will remain broadly consistent over time.

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Profit and Loss Model.    Child care and early education centers operating under the P&L model represented approximately 70% of our total centers as of June 30, 2012. We retain financial risk with respect to the profitability of these centers and are therefore subject to variability in financial performance if enrollment levels fluctuate. Typically, however, we expect to achieve a higher margin on our P&L model centers as compared to our cost-plus model centers to reflect the additional financial risk. Our P&L model is further classified into two subcategories: (i) a sponsor model, where we provide child care and early education services on either an exclusive or priority enrollment basis for employees of a specific employer sponsor; and (ii) a lease/consortium model, where we provide child care and early education services to the employees of multiple employers located within a specific real estate development (e.g., an office building or office park), as well as to families in surrounding communities.

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Sponsor Model.    Sponsor model centers typically are characterized by a relationship with a single employer that contracts with us to provide child care and early education for the children of employees at a facility located at or near the sponsor’s offices. The employer sponsor generally provides facilities or construction funding, funds the center’s pre-opening expenses and other start-up costs (such as capital equipment and supplies) and often provides funding for ongoing operating costs, including maintenance and repairs. In some cases, the sponsor may also provide tuition-related subsidies, which can take the form of a fixed financial subsidy paid directly to us, tuition assistance for its employees or minimum enrollment guarantees to us. Our operating contracts for sponsor model centers have initial terms that typically range from three to ten years.

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Lease/Consortium Model.    Lease/consortium model centers are typically located in areas where both our own experience and regional demographics indicate that demand for our services exists, but where we may not have not yet identified specific employer sponsorship opportunities such as office buildings, office parks and heavily trafficked commuter routes. While lease/consortium model centers are typically open to general enrollment, we may also receive a more limited form of sponsorship from local employers who purchase full-service child care or back-up dependent care benefits for their employees. We typically negotiate initial lease terms of 10 to 15 years, often with renewal options, for lease/consortium model centers.

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Cost-Plus Model.    Cost-plus model centers represented approximately 30% of our total center count as of June 30, 2012. As with sponsor model centers, an employer sponsor typically provides the facility (or funds construction costs), funds the pre-opening and start-up costs, and provides funding for ongoing facility maintenance and repair. Once the center has been established, we receive a management fee from the employer sponsor and an operating subsidy based upon an agreed budget to supplement tuition fees that we receive from parents.

The cost-plus model also provides the employer sponsor with a greater degree of control over operations, with enrollment typically restricted to children of its employees. Our cost-plus model center contracts have initial terms that generally range from three to five years.

Back-Up Dependent Care

Early in our history, we were a pioneer in center-based back-up dependent care in major urban markets. While we remain the leading provider of dedicated back-up dependent care centers, we created our BUCA program in 2006 to provide families with access to a national network of child care and adult/elder care options when their normal care arrangements are unavailable. BUCA is accessible only to families whose employers offer the back-up dependent care service as an employment benefit. The scope of care available includes back-up dependent care in our child care centers and a contracted network of over 2,500 high-quality child care centers (with whom we often have exclusive back-up dependent care arrangements) in locations where we do not otherwise have centers with available capacity. We also provide back-up dependent care for children and elders/adults in employees’ homes or other locations, which is provided by a contracted network of independent care providers who meet our contractual standards. Care can be arranged by employees 24 hours a day through our contact center or online, allowing employees to reserve care in advance or at the last minute. Our employer clients typically purchase back-up dependent care services for their employees through either: (i) sponsorship of an on-site dedicated back-up center (generally based on the cost-plus model); (ii) the purchase of specific center “memberships” or levels of uses in one or more of our lease/consortium centers located near the employer’s worksite; or (iii) the purchase of uses across the entire network of BUCA service options, allowing their employees to access care wherever they may live or work.

Educational Advisory Services

Through our educational advisory services, we provide employees of our employer clients with support at every stage of the educational spectrum, both for their children and for themselves as adult learners. Our services help consumers of educational benefits to better manage the complexities of using these services and also enable our employer clients to manage their tuition reimbursement budgets more efficiently. We deliver these services under two brands:

College Coach.    Since our acquisition of College Coach in 2006, we have offered services both to employees of our employer clients and directly to families on a retail basis. Our College Coach services include educational advice for middle school, high school and special needs students, college planning, college financial aid counseling, as well as college selection and college admissions counseling. We offer these services in a one-on-one format, as well as through worksite or online workshops. According to a survey we conducted in 2011, among employees with access to College Coach services, 70% reported significant work time savings, 88% reported reduced stress and 72% reported increased job satisfaction. Our contracts with employer clients for College Coach services typically have initial terms of one to three years. We also provide college preparation and admissions counseling on a retail basis at a dozen locations nationwide and online.

EdAssist.    In 2007, employers spent an estimated $17.0 billion on educational assistance benefits designed to help their employees achieve their educational goals or complete continuing education requirements mandated by professional associations or licenses. Developed in 2010, our EdAssist services allow our employer clients to more efficiently manage their tuition reimbursement programs through services such as tuition assistance administration, robust data analytics and individualized counseling to employees. We also provide employers and employees with access to a national network of higher education institutions with whom we have procured preferred relationship status, enabling us to offer financial and other benefits to them. Through EdAssist, our employer clients realized average savings of approximately 21.2% on their tuition assistance spending in the first six months of 2012. Typically, our clients contract for our EdAssist services on a fee and incentive basis, with initial terms generally ranging from one to three years.

Our Operations

Our primary reporting and operating segments are full-service center-based child care services and back-up dependent care services. Full-service center-based child care includes traditional center-based child care, pre-school and elementary education. Back-up dependent care includes center-based back-up child care, in-home care, mildly ill child care and adult/elder care. Our remaining operations, including our educational advisory services, are included in our remaining segment.

The following table sets forth our segment information as of the dates and for the periods indicated.

	Full Service Center-Based Care Services	Back-up Dependent Care Services	Other Educational Advisory Services	Total
	(In thousands, except percentages)
Year ended December 31, 2011
Revenue	$844,595	$114,502	$14,604	$973,701
As a percentage of total revenue	87%	12%	1%	100%
Income from operations	$58,950	$28,669	$(783)	$86,836
As a percentage of total income from operations	68%	33%	-1%	100%

Year ended December 31, 2010
Revenue	$769,235	$99,086	$9,838	$878,159
As a percentage of total revenue	88%	11%	1%	100%
Income from operations	$46,770	$21,141	$752	$68,663
As a percentage of total income from operations	68%	31%	1%	100%

Full-Service Child Care

Our full-service center operations are organized into geographic divisions led by a Division Vice President of Center Operations who, in turn, reports to a Senior Vice President of Center Operations. Each division is further divided into regions, each supervised by a Regional Manager who oversees the operational performance of approximately six to eight centers and is responsible for supervising the program quality, financial performance and client relationships. A typical center is managed by a small administrative team under the leadership of a Center Director. A Center Director has day-to-day operating responsibility for the center, including training, management of staff, licensing compliance, implementation of curricula, conducting child assessments and enrollment. Our corporate offices provide centralized administrative support for accounting, finance, information systems, legal, payroll, risk management, marketing and human resources functions. We follow this underlying operational structure for center operations in each country in which we operate.

Center hours of operation are designed to match the schedules of sponsors and working families. Most of our centers are open 10 to 12 hours a day with typical hours of operation from 7:00 a.m. to 6:00 p.m., Monday through Friday. We offer a variety of enrollment options, ranging from full-time to part-time scheduling.

Tuition paid by families varies depending on the age of the child, the available adult-to-child ratio, the geographic location and the extent to which an employer sponsor subsidizes tuition. Based on a sample of 250 of our child care and early education centers, the average tuition rate at our centers in the United States is $1,670 per month for infants (typically ages three to sixteen months), $1,470 per month for toddlers (typically ages sixteen months to three years) and $1,165 per month for preschoolers (typically ages three to five years). Tuition at most of our child care and early education centers is payable in advance and is due either monthly or weekly. In many cases, families can pay tuition through payroll deductions or through Automated Clearing House withdrawals.

Cost of services consists of direct expenses associated with the operation of child care and early education centers and direct expenses to provide back-up dependent care services and educational advisory services. Direct expenses consist primarily of payroll and benefits for personnel, food costs, program supplies and materials, parent marketing and facilities costs, which include depreciation. Personnel costs are the largest component of a center’s operating costs and comprise approximately 75% of a center’s operating expenses. In a P&L model center, we are often responsible for additional costs that are typically paid or provided directly by a client in centers operating under the cost-plus model, such as facilities costs. As a result, personnel costs in centers operating under P&L models will often represent a smaller percentage of overall costs when compared to centers operating under cost-plus models.

Selling, general and administrative expenses (“SGA”) consist primarily of salaries, payroll taxes and benefits (including stock-based compensation costs) for non-center personnel, which includes corporate, regional and business development personnel, accounting and legal, information technology, occupancy costs for corporate and regional personnel, management/advisory fees and other general corporate expenses.

Back-Up Dependent Care

Our back-up dependent care division is led by a Senior Vice President of Operations with Divisional Vice Presidents leading back-up center operations and the BUCA program. The dedicated back-up centers that we operate are organized in a similar structure to full-service centers, with regional managers overseeing approximately six to eight centers each and with center-based administrative teams that mirror the administrative teams in full-service centers. The dedicated back-up centers are either exclusive to a single employer or are consortium centers that have multiple employer sponsors, as well as uses from the BUCA program. Care is arranged through a 24 hours-a-day contact center or online, allowing employees to reserve care in advance or at the last minute. We operate our own contact center in Broomfield, Colorado, which is overseen by the Division Vice President responsible for BUCA, and contract with an additional contact center located in Durham, North Carolina to complement our ability to handle demand fluctuations and to provide seamless service 24 hours a day.

Back-up dependent care revenue is comprised of fees or subsidies paid by employer sponsors, as well as co-payments collected from users at the point of service. Cost of services consist of fees paid to providers for care delivered as part of their contractual relationships with us, personnel and related direct service costs of the contact centers and any other expenses related to the coordination or delivery of care and service. For Bright Horizons back-up centers, cost of service also includes all direct expenses associated with the operation of the centers. SGA related to back-up dependent care is similar to SGA for full-service care, with additional expenses related to the intense information technology necessary to operate this service, the ongoing development and maintenance of the provider network and additional personnel needed as a result of more significant client management and reporting requirements.

Educational Advisory Services

Our educational advisory services consist of our College Coach services and our EdAssist services.

College Coach.    Our College Coach services are provided by College Coach’s educators, all of whom have experience working at senior levels in admissions or financial aid at colleges and universities. We work with employer clients who offer these services as a benefit to their employees, and we also provide these services directly to families on a retail basis. We have 12 College Coach offices in the United States, located primarily in metropolitan areas, where we believe the demand for these services is greatest. College Coach derives revenue mainly from employer clients who contract with us for an agreed upon number of workshops, access to our proprietary virtual learning center and individual counseling. The College Coach division is managed by a vice president and general manager who has responsibility for the growth and profitability of this division.

EdAssist.    Our EdAssist services are provided through a proprietary software system for processing and data analytics, as well as a team of compliance professionals who audit employee reimbursements. We also provide customer service through contact centers in Broomfield, Colorado and Durham, North Carolina. The EdAssist services derive revenue directly from fees paid by employer sponsors under contracts that are typically three years in length. The EdAssist division is managed by a vice president and general manager who has responsibility for the growth and profitability of this division.

Educational advisory services revenue is comprised of fees or subsidies paid by employer clients, as well as copayments or retail fees collected from users at the point of service. Cost of services consist of personnel and direct service costs of the contact centers, and other expenses related to the coordination and delivery of advisory and counseling services.

Geography

We operate in two primary regions: North America, which includes the United States, Canada and Puerto Rico, and Europe, which we define to include the United Kingdom, the Netherlands, Ireland and India. The following table sets forth certain financial data for these geographic regions for the periods indicated.

	North America	Europe	Total
	(In thousands, except percentages)
Year ended December 31, 2011
Revenue	$843,645	$130,056	$973,701
As a percentage of total revenue	87%	13%	100%
Long-lived assets, net	$634,672	$55,602	$690,274
As a percentage of total fixed assets, net	92%	8%	100%

Year ended December 31, 2010
Revenue	$770,848	$107,311	$878,159
As a percentage of total revenue	88%	12%	100%
Long-lived assets, net	$648,720	$46,232	$694,952
As a percentage of total fixed assets, net	93%	7%	100%

Our international business primarily consists of child care centers throughout the United Kingdom and the Netherlands and is overseen by a senior vice president. As of December 31, 2011, we had 179 centers in Europe, which generated $130.0 million in revenue for the fiscal year ended December 31, 2011, representing 13% of our total revenue. From January 1, 2012 to June 30, 2012 we added 39 centers worldwide, including 27 in the United Kingdom as a result of the completion of the Casterbridge acquisition on May 23, 2012.

Marketing

We market our services to prospective employer sponsors, current clients and their employees, and to parents. Our sales force is organized on both a centralized and regional basis and is responsible for identifying potential employer sponsors, targeting real estate development opportunities, identifying potential acquisitions and managing the overall sales process. We reach out to employers via word of mouth, direct mail campaigns, digital outreach and advertising, conference networking, webinars and social media. In addition, as a result of our visibility among human resources professionals as a high-quality dependent care service provider, potential sponsors regularly contact us requesting proposals, and we often compete for employer-sponsorship opportunities through request for proposal processes. Our management team is involved at the national level with education, work/life and children’s advocacy, and we believe that their prominence and involvement in such issues also helps us attract new business. We communicate regularly with existing clients to increase awareness of the full suite of services that we provide for key life stages and to explore opportunities to enhance current partnerships.

We also have a direct-to-consumer, or parent, marketing department that supports parent enrollment efforts through the development of marketing programs, including the preparation of promotional materials. The parent marketing team is organized on both a centralized and regional basis and works with center directors and our contract center to build enrollment. New enrollment is generated by word of mouth, print advertising, direct mail campaigns, digital marketing, parent referral programs and business outreach. Individual centers may receive assistance from employer sponsors, who often provide access to channels of internal communication, such as e-mail, websites, intranets, mailing lists and internal publications. In addition, many sponsors promote the child care and early education center as an important employee benefit.

Competition

We believe that we are a leader in the markets for employer-sponsored center-based child care and back-up dependent care and maintain approximately five times more market share in the United States than our closest competitors who provide employer-sponsored centers. The market for child care and early education services is highly fragmented, and we compete for enrollment and for sponsorship of child care and early education centers with a variety of other businesses including family day care (operated out of the caregiver’s home), nannies and for-profit, not-for-profit and government-funded providers of center-based child care. We believe that the key factors in the competition for enrollment are quality of care, site convenience and cost. We believe that many center-based child care providers are able to offer care at lower prices than we do by utilizing less intensive adult-to-child ratios and offering their staff lower compensation and limited or less affordable benefits. While our tuition levels are generally higher than our competitors, we compete primarily based on the convenience of a work-site location and a higher level of program quality.

Our principal competition for employer-sponsored centers comes from either large residential child care companies with divisions focused on employer sponsorship or from regional providers who target employer sponsorship. These competitors include Knowledge Learning Corporation, Children’s Choice, New Horizons, Kids Unlimited, Childbase and Busy Bees in the United States and the United Kingdom. Competition for back-up dependent care and educational advising comes from some of these same competitors in addition to Employee Assistance Programs, payment processors and smaller work/life companies. In addition, we compete for enrollment on a center-by-center basis with some of the providers named above, along with many local and national providers, such as Goddard Schools, Primrose Preschools, Asquith Court, Catalpa, SKON and Learning Care Group in the United States, the United Kingdom and the Netherlands.

We believe that our primary focus on employer clients and track record for achieving and maintaining high-quality standards distinguishes us from our competitors. We believe we are well-positioned to continue attracting new client sponsors due to our extensive service offerings, established reputation, position as a quality leader and track record of serving major employer sponsors for over 25 years.

Intellectual Property

We believe that our name and logo have significant value and are important to our operations. We own and use various registered and unregistered trademarks covering the names Bright Horizons and Bright Horizons Family Solutions, our logo and a number of other names, slogans and designs. We frequently license the use of our registered trademarks to our clients in connection with the use of our services, subject to customary restrictions. We actively protect our trademarks by registering the marks in a variety of countries and geographic areas, including North America, Asia and Southeast Asia, the Pacific Rim, Europe and Australia. These registrations are subject to varying terms and renewal options. However, not all of the trademarks or service marks have been registered in all of the countries in which we do business, and we are aware of persons using similar marks in certain countries in which we currently do not do business. Meanwhile, we monitor our trademarks and vigorously oppose the infringement of any of our marks. We do not hold any patents, and we hold copyright registrations for certain materials that are material to the operation of our business. We generally rely on common law protection for those copyrighted works which are not material to the operation of our business. We also license some intellectual property from third parties for use in our business. Such licenses are not individually or in the aggregate material to our business.

Regulatory Matters

We are subject to various federal, state and local laws affecting the operation of our business, including various licensing, health, fire and safety requirements and standards. In most jurisdictions in which we operate, our child care centers are required by law to meet a variety of operational requirements, including minimum qualifications and background checks for our teachers and other center personnel. State and local regulations may also impact the design and furnishing of our centers.

Internationally, we are subject to national and local laws and regulations that often are similar to those affecting us in the United States, including laws and regulations concerning various licensing, health, fire and safety requirements and standards. We believe that our centers comply in all material respects with all applicable laws and regulations in these countries.

Health and Safety

The safety and well-being of children and our employees is paramount for us. We employ a variety of security measures at our child care and early education centers, which typically include secure electronic access systems as well as sign-in and sign-out procedures for children, among other site-specific security measures. In addition, our trained teachers and open center designs help ensure the health and safety of children. Our child care and early education centers are designed to minimize the risk of injury to children by incorporating such features as child-sized amenities, rounded corners on furniture and fixtures, age-appropriate toys and equipment and cushioned fall zones surrounding play structures.

Each center is further guided by a policies and procedures manual and a center management guide that address protocols for safe and appropriate care of children and center administration. These guidelines establish center protocols in areas including the safe handling of medications, managing child illness or health emergencies and a variety of other critical aspects of care to ensure that centers meet or exceed all mandated licensing standards. The center management guide is reviewed and updated continuously by a team of internal experts, and center personnel are trained on center practices using this tool. Our proprietary We Care system supports proper supervision of children and documents the transitions of children to and from the care of teachers and parents or from one classroom to another during the day.

Environmental

Our operations, including the selection and development of the properties that we lease and any construction or improvements that we make at those locations, are subject to a variety of federal, state and local laws and regulations, including environmental, zoning and land use requirements. In addition, we have a practice of conducting extensive site evaluations on each freestanding or newly constructed or renovated property that we own or lease. Although we have no known material environmental liabilities, environmental laws may require owners or operators of contaminated property to remediate that property, regardless of fault.

Employees

As of June 30, 2012, we had approximately 22,000 employees (including part-time and substitute teachers), of whom approximately 1,000 were employed at our corporate, divisional and regional offices, and the remainder of whom were employed at our child care and early education centers. Child care and early education center employees include teachers and support personnel. The total number of employees includes approximately 4,000 employees working outside of the United States. We conduct annual surveys to assess employee satisfaction and can adjust programs, benefits offerings, trainings, communications and other support to meet employee needs and enhance retention. We have a long track record of being named a “Best Place to Work” in the United States and more recently in the United Kingdom, Ireland and the Netherlands based largely upon employee responses to surveys. We believe our relationships with our employees are good.

Facilities

Our child care and early education centers are primarily operated at work-site locations and vary in design and capacity in accordance with sponsor needs and state and local regulatory requirements. Our North American child care and early education centers typically have an average capacity of 126 children. Our locations in Europe and India have an average capacity of 69 children. As of June 30, 2012, our child care and early education centers had a total licensed capacity of approximately 87,400 children, with the smallest center having a capacity of 10 children and the largest having a capacity of approximately 500 children.

We believe that attractive, spacious and child-friendly facilities with warm, nurturing and welcoming atmospheres are an important element in fostering a high-quality learning environment for children. Our centers are designed to be open and bright and to maximize supervision visibility. We devote considerable resources to equipping our centers with child-sized amenities, indoor and outdoor play areas comprised of age-appropriate materials and design, family hospitality areas and computer centers. Commercial kitchens are typically only present in those centers where regulations require that hot meals be prepared on site.

Properties

We lease approximately 75,000 square feet of office space for our corporate headquarters in Watertown, Massachusetts under an operating lease that expires in 2020, with two ten-year renewal options. We also lease approximately 24,000 square feet for our contact center in Broomfield, Colorado, as well as space for regional administrative offices located in New York City; Brentwood, Tennessee; Corte Madera, California; Lisle, Illinois; Irving, Texas; Deerfield Beach, Florida; Rushden, London and Edinburgh in the United Kingdom; and Amsterdam, in the Netherlands. In addition, we also maintain small, regional offices for our College Coach division.

As of June 30, 2012, we operated 773 child care and early education centers in 41 U.S. states and the District of Columbia, Puerto Rico, the United Kingdom, Canada, Ireland, the Netherlands and India, of which 75 were owned, with the remaining centers being operated under leases or operating agreements. The leases typically have initial terms ranging from 10 to 15 years with various expiration dates, often with renewal options. Certain owned properties are subject to mortgages under the terms of our senior credit agreement governing our senior credit facilities.

The following table summarizes the locations of our child care and early education centers as of June 30, 2012:

Location	Number of Centers	Location	Number of Centers
Alabama	3	New Hampshire	3
Alaska	1	New Jersey	56
Arizona	6	New Mexico	1
California	67	New York	46
Colorado	18	North Carolina	20
Connecticut	20	Ohio	10
Delaware	8	Oregon	1
District of Columbia	19	Pennsylvania	18
Florida	30	Puerto Rico	1
Georgia	19	Rhode Island	1
Illinois	40	South Carolina	1
Indiana	7	South Dakota	1
Iowa	7	Tennessee	5
Kentucky	5	Texas	25
Louisiana	2	Utah	1
Maine	2	Virginia	14
Maryland	12	Washington	23
Massachusetts	55	Wisconsin	9
Michigan	9	Wyoming	1
Minnesota	9	Canada	2
Missouri	7	Ireland	9
Montana	1	United Kingdom	147
Nebraska	4	Netherlands	22
Nevada	4	India	1

We believe that our properties are generally in good condition, are adequate for our operations, and meet or exceed the regulatory requirements for health, safety and child care licensing established by the governments where they are located.

Legal Proceedings

We are, from time to time, subject to claims and suits arising in the ordinary course of business. Such claims have in the past generally been covered by insurance. We believe the resolution of such legal matters will not have a material adverse effect on our financial condition, results of operations or cash flows, although we cannot predict the ultimate outcome of any such actions. Furthermore, there can be no assurance that our insurance will be adequate to cover all liabilities that may arise out of claims brought against us.

MANAGEMENT

Below is a list of the names, ages as of July 31, 2012, and positions, and a brief account of the business experience, of the individuals who serve as our executive officers and directors as of the date of this prospectus.

Name	Age	Position
David Lissy	46	Director, Chief Executive Officer
Mary Ann Tocio	64	Director, President, and Chief Operating Officer
Elizabeth Boland	52	Chief Financial Officer
Stephen Dreier	69	Chief Administrative Officer, Secretary
Danroy Henry, Sr.	46	Chief Human Resources Officer
Linda Mason	58	Director, Chairman
Josh Bekenstein	54	Director
Roger Brown	55	Director
Jordan Hitch	45	Director
David Humphrey	35	Director
Marguerite Kondracke	66	Director
Sara Lawrence-Lightfoot	66	Director

We anticipate that at least one additional director who is not affiliated with us or any of our stockholders will be appointed to the board of directors prior to the consummation of this offering, and additional directors who are not affiliated with us or any of our stockholders will be appointed to the board of directors within twelve months of the consummation of this offering, resulting in a board of directors that includes at least three independent directors.

David H. Lissy has served as a director of the Company since 2001 and as Chief Executive Officer of the Company since January 1, 2002. Mr. Lissy served as Chief Development Officer of the Company from 1998 until January 2002. He also served as Executive Vice President from June 2000 to January 2002. He joined Bright Horizons in August 1997 and served as Vice President of Development until the merger with CorporateFamily Solutions, Inc. in July 1998. Prior to joining Bright Horizons, Mr. Lissy served as Senior Vice President/General Manager at Aetna U.S. Healthcare, the employee benefits division of Aetna, Inc., in the New England region. His experience prior to joining the Company, his leadership at the Company and at many charitable, business services and educational organizations, including his current service on the boards of the March of Dimes, Altegra Health, Jumpstart and Ithaca College, provides him with the experience and management skills necessary to serve as a director of the Company.

Mary Ann Tocio has served as a director of the Company since November 2001 and as Chief Operating Officer of the Company since its inception in 1998. She was appointed President in June 2000. Ms. Tocio joined Bright Horizons in 1992 as Vice President and General Manager of Child Care Operations, and served as Chief Operating Officer from November 1993 until the merger with CorporateFamily Solutions, Inc. in July 1998. Ms. Tocio has more than thirty years of experience managing multi-site service organizations, twenty years of which were with the Company. She was previously the Senior Vice President of Operations for Health Stop Medical Management, Inc., a national provider of ambulatory care and occupational health services. Ms. Tocio is currently also a member of the board of directors of Harvard Pilgrim Health Care, a health benefits and insurance organization, and Mac-Gray Corporation, a provider of laundry facilities management services, and Horizons for Homeless Children, a non-profit organization that provides support for homeless children and their families. Her public company board experience and expertise with managing growing organizations render her an invaluable resource as a director.

Elizabeth J. Boland has served as Chief Financial Officer of the Company since June 1999. Ms. Boland joined Bright Horizons in September 1997 and served as Chief Financial Officer and, subsequent to the merger between Bright Horizons and CorporateFamily Solutions, Inc. in July 1998, served as Senior Vice President of Finance for the Company until June 1999. From 1994 to 1997, Ms. Boland was Chief Financial Officer of The Visionaries, Inc., an independent television production company. From 1990 to 1994, Ms. Boland served as Vice President-Finance for Olsten Corporation, a publicly traded provider of home-health care and temporary staffing services. From 1981 to 1990, she worked on the audit staff at Price Waterhouse, LLP in Boston, completing her tenure as a senior audit manager.

Stephen I. Dreier has served as Chief Administrative Officer and Secretary of the Company since 1998. He joined Bright Horizons as Vice President and Chief Financial Officer in 1988 and became its Secretary in November 1988 and Treasurer in September 1994. Mr. Dreier served as Bright Horizons’ Chief Financial Officer and Treasurer until September 1997, at which time he was appointed to the position of Chief Administrative Officer. From 1976 to 1988, Mr. Dreier was Senior Vice President of Finance and Administration for the John S. Cheever/Paperama Company.

Danroy T. Henry, Sr. has served as the Chief Human Resource Officer since December 2007. Mr. Henry joined Bright Horizons in May 2004 as the Senior Vice President of Global Human Resources. From 2001 to 2004, Mr. Henry was the Executive Vice President for FleetBoston Financial where he had responsibility for the metropolitan Boston consumer banking market. Prior to 2001 Mr. Henry served roles in human resources management at Blinds To Go Superstores, Staples, Inc. and Pepsi Cola Company. Mr. Henry is the past board chair of the North East Human Resources Association and has served on the board of the Society of Human Resource management foundation. He is also currently the chair and co-founder of the DJ Dream Fund.

Linda A. Mason co-founded Bright Horizons in 1986, and served as director and its president from 1986 to 1998. She has served as a director and Chairman of the board of the Company since 1998. Prior to founding Bright Horizons, Ms. Mason was a co-director of the Save the Children relief and development effort in the Sudan and worked as a program officer with CARE in Thailand. Ms. Mason is the wife of Roger H. Brown, who is also a director of the Company. From 1983 to 2007, Ms. Mason served as director of Whole Foods Market. Ms. Mason currently serves on the boards of Horizons for Homeless Children, the Advisory Board of the Yale University School of Management, Carnegie Endowment for International Peace, Mercy Corps and the Packard Foundation. Ms. Mason has extensive experience with the Company and her sense of mission and child advocacy work bring valuable perspective to the board.

Josh Bekenstein is a managing director at Bain Capital Partners, LLC. Prior to joining Bain Capital in 1984, Mr. Bekenstein spent several years at Bain & Company, where he was involved with companies in a variety of industries. Mr. Bekenstein serves as a director of Michaels Stores, Inc., Bombardier Recreational Products Inc., Dollarama Capital Corporation, Toys “R” Us, Inc., Burlington Coat Factory Warehouse Corporation, The Gymboree Corporation and Waters Corporation. Mr. Bekenstein has been on the Board of the Company since its inception in 1986 and his many years of experience both as a senior executive of a large investment firm and as a director of companies in various business sectors, including ours, make him highly qualified to serve on our board.

Roger H. Brown has served as a director of the Company since its inception in 2008. He has served as President of Berklee College of Music since June 2004. Mr. Brown was Chief Executive Officer of the Company from June 1999 until December 2001, President of the Company from July 1998 until May 2000 and Executive Chairman of the Company from June 2000 until June 2004. Mr. Brown co-founded Bright Horizons and served as Chairman and Chief Executive Officer of Bright Horizons from its inception in 1986 until the merger with CorporateFamily Solutions in July 1998. Mr. Brown is the husband of Linda A. Mason, who is Chairman of the board of directors. Prior to 1986, he worked as a management consultant for Bain & Company, Inc. Mr. Brown is a co-founder of Horizons for Homeless Children, a non-profit that provides support for children and their families. He is chairman of the board for Boston After School and Beyond and serves on the board for Sonicbids, the leading website for connecting emerging bands and music promoters and the board of Wheaton College in Norton, Massachusetts. Mr. Brown’s management expertise, combined with his longstanding ties to and intimate knowledge of the Company will continue to serve the Company well throughout his tenure as director.

Jordan Hitch is a managing director at Bain Capital Partners, LLC. Prior to joining Bain Capital in 1997, Mr. Hitch was a consultant at Bain & Company where he worked in the financial services, healthcare and utility industries. Mr. Hitch serves on the board of directors of Guitar Center Holdings, Inc., The Gymboree Corporation and Burlington Coat Factory Warehouse Corporation. As a result of these and other professional experiences, Mr. Hitch brings to our board significant experience in and knowledge of corporate finance and strategy development, which strengthen the collective qualifications, skills and experience of our board of directors.

David Humphrey is currently a Principal at Bain Capital Partners, LLC having joined the firm in 2001. Mr. Humphrey serves on the board of directors of Burlington Coat Factory Warehouse Corporation and Skillsoft plc. Prior to joining Bain Capital, Mr. Humphrey was an investment banker in the mergers and acquisitions group at Lehman Brothers from 1999 to 2001. Mr. Humphrey received an M.B.A. from Harvard Business School and a B.A. from Harvard University. Mr. Humphrey has substantial knowledge of the capital markets from his experience as an investment banker and is valuable to the board of directors’ discussions of capital and liquidity needs.

Marguerite Kondracke served as founder and CEO of Corporate Family Solutions from 1987 to 1998. She served as CEO of the Company for one year and then as Co-Chair of the board of directors of the Company from 1999 until 2001 and served as a director until 2003. She began serving as a director of the Company in 1998, and from 2003 to 2004 she served as Staff Director for the U.S. Senate Subcommittee on Children and Families. Ms. Kondracke returned to the Company’s board in 2004, and until May 2012, also served as President and CEO of America’s Promise Alliance, a nonprofit organization founded by Colin Powell that advocates for the strength and well-being of America’s children and youth. Ms. Kondracke serves on the boards of Saks, Inc., LifePoint Hospitals, Rosetta Stone and Teachscape. Ms. Kondracke brings knowledge of developmental child care and education as well as extensive leadership experience to the board.

Dr. Sara Lawrence-Lightfoot has served as a director of the Company since 1998. She is the Emily Hargrowes Fisher Professor of Education at Harvard University and has been on the faculty since 1972. Dr. Lawrence-Lightfoot has served as a director and chairman of the board of the John D. and Catherine T. MacArthur Foundation and currently serves as Chair of the Academic Affairs Committee of the Berklee College of Music. Dr. Lawrence-Lightfoot’s expertise in child development, teacher training, classroom structures and processes, curriculum development, parent/teacher relationships, educational policies and organizational matters will continue to provide an invaluable resource to the board.

Code of Business Conduct and Ethics

We have adopted a Code of Conduct and Business Ethics applicable to our employees, officers (including our chief executive officer, chief financial officer and chief accounting officer) and members of our board of directors. The Code of Conduct and Business Ethics is accessible on our website at www.brighthorizons.com. If we make any substantive amendments to the Code of Conduct and Business Ethics or grant any waiver, including any implicit waiver, from a provision of the Code of Conduct and Business Ethics to our officers, including the chief executive officer, chief financial officer or chief accounting officer, we will disclose the nature of such amendment or waiver on that website or in a report on Form 8-K.

Board Structure and Committee Composition

Upon the completion of this offering, we will continue to have an audit committee and a compensation committee with the composition and responsibilities described below. Each committee will operate under a charter that will be approved by our board of directors. The composition of each committee will be effective upon the closing of this offering. The members of each committee are appointed by the board of directors and serve until their successor is elected and qualified, unless they are earlier removed or resign. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Because we intend to avail ourselves of the “controlled company” exception under applicable stock exchange listing rules, we will not have a majority of independent directors, we will not have a nominating committee, and our compensation committee will not be composed entirely of independent directors as defined under such rules. The responsibilities that would otherwise be undertaken by a nominating committee will be undertaken by the full board of directors, or at its discretion, by a special committee established under the direction of the full board of directors. The controlled company exception does not modify the independence requirements for the audit committee and we intend to comply with the audit committee requirements of the Sarbanes-Oxley Act and the rules of our exchange. These rules require that our audit committee be composed of at least three members, a majority of whom will be independent within 90 days of the date of this prospectus, and all of whom will be independent within one year of the date of this prospectus.

Audit Committee

The purpose of the audit committee will be set forth in the audit committee charter. The audit committee’s primary duties and responsibilities will be to:

•

Appoint or replace, compensate and oversee the outside auditors for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for us. The outside auditors will report directly to the audit committee.

•

Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for us by our outside auditors, subject to de minimis exceptions which are approved by the audit committee prior to the completion of the audit.

•

Review and discuss with management and the outside auditors the annual audited and quarterly unaudited financial statements, our disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the selection, application and disclosure of critical accounting policies and practices used in such financial statements.

•	Review and approve all related party transactions.

•

Discuss with management and the outside auditors significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles, any major issues as to the adequacy of our internal controls and any special steps adopted in light of material control deficiencies.

Upon completion of this offering, the audit committee will consist of         ,          and                      and will have at least one independent director and an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K, who will serve as chair of the audit committee. Prior to the consummation of this offering, our board of directors will adopt a written charter under which the audit committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the exchange on which we list our shares, will be available on our website.

Compensation Committee

The purpose of the compensation committee is to assist the board of directors in fulfilling its responsibilities relating to oversight of the compensation of our directors, executive officers and other employees and the administration of our benefits and equity-based compensation programs. The compensation committee reviews and recommends to our board of directors compensation plans, policies and programs and approves specific compensation levels for all executive officers. Upon completion of this offering, the compensation committee will consist of          and         . Prior to the consummation of this offering, our board of directors will adopt a written charter under which the compensation committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the exchange on which we list our shares, will be available on our website.

Compensation Committee Interlocks and Insider Participation

All compensation and related matters are reviewed by our compensation committee. Upon the completion of this offering, our compensation committee will consist of          and         . Each of          and          is affiliated with Bain Capital Partners, LLC. For additional information regarding transactions between Bain Capital Partners, LLC and us, please see “Related Party Transactions” below.

Executive Compensation

Overview

The following discussion relates to the compensation of our chief executive officer, David H. Lissy, and our two most highly compensated executive officers (other than our chief executive officer), Mary Ann Tocio, our president and chief operating officer, and Elizabeth Boland, our chief financial officer and chief accounting officer (collectively referred to in this prospectus as our named executive officers). Our named executive officers’ compensation is determined by our compensation committee and is generally reviewed annually. Our executive compensation program is designed to attract and retain high-quality leadership and incentivize our executive officers and other key employees to achieve Company performance goals and strong individual performance over the short- and long-term. Our pay-for-performance approach to executive compensation places a greater emphasis on long-term equity incentive grants than on other forms of compensation, reflecting our focus on long-term value creation and serving to align the interests of our executive officers with those of our shareholders.

Elements of Executive Compensation

The compensation of our named executive officers consists of base salary, annual cash bonuses, equity awards and employee benefits that are generally made available to all salaried employees. Our named executive officers are also entitled to certain compensation and benefits upon a qualifying termination of employment pursuant to severance agreements.

Base Salaries.    Base salaries for our named executive officers are determined based on the scope of each officer’s responsibilities along with his or her respective experience and contributions to the Company. It is our philosophy to maintain a conservative level of base cash compensation, with greater emphasis placed on long-term incentive compensation. Base salaries for our named executive officers are reviewed annually by our compensation committee. When reviewing base salaries for increase, our compensation committee takes factors into account such as each officer’s experience and individual performance, the Company’s performance as a whole and general industry conditions, but does not assign any specific weighting to any factor. For 2011, our compensation committee decided to approve an across-the-board increase of 2% in the base salaries of our salaried employees as a whole, including those of our named executive officers.

Annual Cash Bonuses.    Our annual cash bonus program was established to promote and reward the achievement of key strategic and business goals as well as individual performance. Fifty percent of the cash incentive award granted to our named executive officers in fiscal 2011 was based on the achievement of pre-established corporate goals and 50% was based on a qualitative assessment of each individual’s performance.

For fiscal 2011, Mr. Lissy and Ms. Tocio each had a target cash incentive award of 120% of base salary, and Ms. Boland had a target cash incentive award of 60% base salary. Each named executive officer could earn more than the full amount of the portion of his or her target award that was based on corporate performance if corporate performance for the year exceeded target and also could earn less than such amount if the target level of performance was not achieved.

For fiscal 2011, our compensation committee established a corporate performance goal of $16.1 million of growth in earnings before interest, taxes, depreciation, amortization, straight line rent expense, equity expense, transaction costs and sponsor management fee, which we refer to for these purposes as EBITDA. Target performance was exceeded, with an actual growth in EBITDA for 2011 as compared to 2010 of $17.8 million. This represented 10% outperformance against the targeted growth level and resulted in the named executive officers each earning 110% of the portion of his or her target incentive award that was based on corporate performance. After the end of the 2011 fiscal year, our compensation committee met and evaluated the performance of each of our named executive officers during the fiscal year. In this evaluation, they considered various leadership and business factors, including strategic planning and execution, strategic vision and leadership skills, customer satisfaction, diversity and stability of growth, culture and employee satisfaction, innovation, communication skills, board relations and presentations, ethics and values and succession planning and determined that each of the named executive officers earned 100% of the portion of his or her annual incentive award that was based on individual performance.

Equity Awards.    Our named executive officers participate in the 2008 Equity Incentive Plan (the “Equity Plan”). See “—Equity Plan” below for additional details about the Equity Plan. Grants under the Equity Plan, including those made to our named executive officers, generally consist of stock option awards, half of which are subject to time-based vesting and half of which are subject to time- and performance-based vesting and will only fully vest and become exercisable if there is a change of control of the Company or an initial public offering of the Company’s stock or, for certain members of senior management, including the named executive officers, upon the cessation of the optionee’s employment other than in connection with a breach by the optionee of any restrictive covenants. In addition, the performance condition for Ms. Tocio’s awards subject to time- and performance-based vesting will be deemed satisfied in the event her employment is terminated as a result of her retirement at any time after May 28, 2013. Option awards serve both to align the interests of our named executive officers with our shareholders through the use of performance-based awards and to encourage retention through the use of time-based awards. Ms. Boland was the only named executive officer who received an option award during fiscal 2011. Following our 2011 fiscal year, we completed an option exchange program, as described below, in which we issued option awards with vesting terms as described above. Upon the consummation of this offering, options to purchase             ,              and              shares of our common stock held by Mr. Lissy, Ms. Tocio and Ms. Boland, respectively, will vest.

Benefits and Perquisites.    We provide modest benefits and perquisites for our named executive officers. Most of these benefits and perquisites, such as our 401(k) matching contribution and basic health and welfare benefit coverage, are available to all eligible employees. In addition, Mr. Lissy and Ms. Tocio are provided a car allowance each year, and all named executive officers receive Company-paid supplemental disability insurance.

Severance Agreements.    All our named executive officers have severance agreements with the Company, which include severance, change of control, and restrictive covenant provisions. We believe that change of control arrangements provide our executives with security that will likely reduce any reluctance they may have to pursue a change of control transaction that could be in the best interests of our stockholders. We also believe that reasonable severance and change of control benefits are necessary in order to attract and retain high-quality executive officers.

Summary Compensation Table

The following table sets forth information about certain compensation awarded or paid to our named executive officers for the 2011 fiscal year.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
David Lissy Chief Executive Officer	2011	335,420	761,886	-	221,377	11,213	1,329,896

Mary Ann Tocio President and Chief Operating Officer	2011	335,420	761,886	-	221,377	14,429	1,333,112

Elizabeth Boland Chief Financial Officer and Chief Accounting Officer	2011	248,890	297,667	64,004	82,134	4,535	697,230

(1)	Salaries include amounts contributed by the named executive officer to the 401(k) Plan (as defined below).
(2)	Amounts shown reflect cash payments in respect of deferred compensation awards granted in May 2008 (Mr. Lissy, $560,634, Ms. Tocio, $560,634, and Ms. Boland, $253,000). Deferred compensation awards were one-time awards made by the Company in connection with our going private transaction that vested, based on continued service by the named executive officer, on May 29, 2011, and were subsequently paid in 2011. Amounts shown also reflect the cash amount paid to the named executive officer in respect of the portion of his or her annual bonus for fiscal year 2011 that was earned based on individual performance as described in “—Elements of Executive Compensation—Annual Cash Bonuses” above (Mr. Lissy, $201,252, Ms. Tocio, $201,252, and Ms. Boland, $74,667).
(3)	Amounts shown reflect the grant date fair value of options awarded in 2011 in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in note 12 to our consolidated financial statements included elsewhere in this prospectus.
(4)	Amounts shown reflect the cash amount paid to the named executive officer in respect of the portion of his or her annual bonus for fiscal year 2011 that was earned based on company performance as described in “—Elements of Executive Compensation—Annual Cash Bonuses” above.
(5)	Amounts shown include the following: matching contributions made to the 401(k) Plan on behalf of the named executive officer; a car allowance payment made to Mr. Lissy and Ms. Tocio; and supplemental disability insurance premiums paid by the Company.

Name	Year	401(k) Match ($)	Car Allowance ($)	Supplemental Disability Insurance ($)	Total
David H. Lissy	2011	1,700	7,200	2,313	11,213
Mary Ann Tocio	2011	3,075	7,200	4,154	14,429
Elizabeth J. Boland	2011	3,075	-	1,460	4,535

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding equity awards held by our named executive officers as of December 31, 2011.

Option Awards (1)
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)		Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(d)		Option Exercise Price (5)($) (e)	Option Expiration Date(6) (f)
David Lissy	804	(2)	-		-		$112.50	2/14/2012
	1,864	(2)	-		-		$112.50	3/6/2013
	1,760	(2)	-		-		$112.50	2/28/2012
	1,188	(2)	-		-		$112.50	2/15/2013
	543	(2)	-		-		$112.50	2/19/2014
	70,860	(3)	47,240	(3)	-		$10.00	9/2/2018
	-		-		118,100	(4)	$10.00	9/2/2018

Mary Ann Tocio	4,023	(2)	-		-		$112.50	2/14/2012
	3,107	(2)	-		-		$112.50	3/6/2013
	1,354	(2)	-		-		$112.50	2/28/2012
	848	(2)	-		-		$112.50	2/15/2013
	226	(2)	-		-		$112.50	2/19/2014
	66,570	(3)	44,380	(3)	-		$10.00	9/2/2018
	-		-		110,950	(4)	$10.00	9/2/2018

Elizabeth Boland	1,430	(2)	-		-		$112.50	3/6/2013
	29,580	(3)	19,720	(3)	-		$10.00	9/2/2018
	-		-		49,300	(4)	$10.00	9/2/2018
	-		7,500	(3)	-		$10.00	4/1/2021
					7,500	(4)	$10.00	4/1/2021

(1)	The amounts in the table reflect options to purchase shares of our common stock outstanding as of December 31, 2011. The amounts included in the table do not give effect to our option exchange described below that was completed on May 2, 2012. The exercise prices of the new option awards are $6.09 per share of our common stock and $511.51 per share of Class L common stock, which amounts are equal to the fair market value of our common stock and Class L common stock, respectively, on the date of grant of the new option awards. For a more detailed discussion of this option exchange, see the discussion in “—Equity Plan” below and in note 12 to our consolidated financial statements included elsewhere in this prospectus.
(2)	Reflects options to purchase a combination of shares consisting of nine shares of our Class A common stock at $2.50 per share and one share of Class L common stock at $90.00 per share, resulting in an aggregate exercise price of $112.50 for such combination of shares. These continuation options were granted in connection with our going private transaction in substitution for then-outstanding options granted under the Bright Horizons Family Solutions LLC 2006 Equity Incentive Plan and the Amended and Restated 1998 Stock Incentive Plan and were fully vested at the time of grant.
(3)	Reflects options to purchase shares of our Class A common stock that are subject to service-based vesting requirements. 40% of the shares underlying these options vest on the second anniversary of the date of grant and 20% of the shares vest on each of the third, fourth and fifth anniversaries of the date of grant, subject to continued employment. The award granted to Ms. Boland on April 1, 2011 vests in equal installments on each of January 1, 2012, 2013 and 2014, subject to her continued employment.
(4)	Reflects options to purchase shares of our Class A common stock that are subject to service-based and performance-based vesting conditions for which the performance condition had not been satisfied as of the end of fiscal 2011. These options conditionally vest on the same schedule as described in note (3) above, but will only fully vest and become exercisable if there is a sale of the Company or an initial public offering of the Company’s stock or upon the cessation of the optionee’s employment other than in connection with a breach by the optionee of any restrictive covenants. In addition, the performance condition for Ms. Tocio’s award will be deemed satisfied in the event her employment is terminated as a result of her retirement at any time after May 28, 2013.
(5)	The exercise price of the options is at or above the fair market value of a share of our common stock on the grant date, as determined by the board in accordance with the common stock valuation policy described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Common Stock Valuation and Stock-Based Compensation.” The exercise price of each continuation option expiring in 2012, 2013 and 2014 was adjusted at the time of our going private transaction based on the value of our equity on May 28, 2008, the closing date of our going private transaction.
(6)	All options have a ten-year term (except the continuation options described in note (2), which retained their original term and expire in 2012, 2013 and 2014).

Retirement Benefits

We do not have any qualified or non-qualified defined benefit plans or supplemental executive retirement plans that apply to our named executive officers. We offer a tax-qualified retirement plan (the “401(k) Plan”) to eligible employees, including our named executive officers. The 401(k) Plan permits eligible employees to defer up to 50% of their annual eligible compensation, subject to certain limitations imposed by the Internal Revenue Service. Employees’ elective deferrals are immediately vested and non-forfeitable in the 401(k) Plan. Each plan year, we may, but are not required to, make discretionary matching contributions and other employer contributions on behalf of eligible employees. Employer matching contributions and other employer contributions begin to vest 20% per year after two years of vesting service with us and fully vest after six years of vesting service with us.

Severance Agreements

The Company has entered into a severance agreement with each of Mr. Lissy, Ms. Tocio and Ms. Boland, which agreements provide for certain payments and benefits upon a qualifying termination of the executive’s employment and/or a change of control.

Termination of Employment Without Cause or for Good Reason Within 24 Months Following a Change of Control (the “Protection Period”).    If within 24 months after a change of control the executive’s employment is terminated by the Company for any reason other than for cause or death or disability or the executive terminates his or her employment for good reason (as such terms are defined in the respective agreements), the executive will be entitled to receive, in each case, (a) any accrued but unpaid base salary as of termination and a prorated portion of any bonus payable for the fiscal year in which the termination occurs, and (b) subject to the executive not breaching the non-competition, non-solicitation and non-hire provisions contained in the executive’s agreement, monthly severance pay for 24 months (or until such earlier date as the executive secures other employment) equal to 1/24th of the executive’s total base salary and cash bonus compensation for the prior two years of the executive’s employment. If the executive elects, in accordance with applicable federal law, to continue his or her participation in the Company’s health plans following termination of employment, the Company will pay the premiums for such participation for 24 months (or until such earlier date as the executive secures other employment). If the executive’s continued participation in the Company’s group health plans is not possible under the terms of those plans, the Company will instead arrange to provide the executive and his or her dependents substantially similar benefits upon comparable terms or pay the executive an amount in cash equal to the full cash value of such continued benefits. The executive’s right to receive severance pay and benefits is subject to his or her execution of an effective release of claims in favor of the Company.

Termination of Employment Without Cause or for Good Reason Outside of the Protection Period.    If the Company terminates the executive’s employment without cause or the executive resigns for good reason, in either case outside of the 24-month period following a change of control, in addition to any accrued but unpaid base salary and other accrued benefits then due to the executive as of termination, the executive will be entitled to receive bi-weekly severance payments for 18 months (in the case of Ms. Boland, for one year) at his or her then-base salary rate and a prorated portion of any bonus payable for the fiscal year in which the termination occurs. The executive’s right to receive severance pay and benefits is subject to his or her execution of an effective release of claims in favor of the Company.

Termination of Employment Due to Death or Disability.    If the executive’s employment terminates due to death or the executive becomes disabled, the executive will be entitled to receive accrued but unpaid base salary and other accrued benefits then due to the executive as of termination and a prorated portion of any bonus payable for the fiscal year in which the termination occurs. The executive’s right to receive severance pay and benefits is subject to his or her execution of an effective release of claims in favor of the Company.

Other Termination of Employment.    If the executive’s employment is terminated by the Company for cause or the executive voluntarily resigns without good reason, the executive will only be entitled to receive accrued but unpaid base salary and any other accrued benefits then due to the executive as of termination.

Change of Control.    Pursuant to the severance agreements, immediately prior to a change of control, all unvested options then held by the executive will vest in full.

2011 Director Compensation

The following table sets forth information concerning the compensation earned by our directors during 2011. Compensation for Mr. Lissy and Ms. Tocio is included with that of our other named executive officers. Ms. Mason, Chairman of our board, is also the founder and an employee of the Company.

Name	Fees paid in cash ($)		Option awards ($)		Non-equity incentive plan compensation ($)		All other compensation		Total ($)
Roger Brown	12,500			(2)	-		-		12,500
Marguerite Kondracke	12,000			(2)	-		-		12,000
Sara Lawrence-Lightfoot	15,000			(2)	-		-		15,000
Linda Mason	167,905	(1)		(2)	40,901	(3)	3,075	(4)	211,881

(1)	Amount shown reflects compensation earned by Ms. Mason in her capacity as an employee of the Company and includes a $90,000 cash payment to Ms. Mason in respect of a deferred compensation award made by the Company in May 2008 in connection with our going private transaction that vested, based on continued service by Ms. Mason, on May 29, 2011, and was subsequently paid. Ms. Mason did not receive any compensation separately in respect of her service as Chairman.
(2)	As of December 31, 2011, Mr. Brown held options to purchase 25,698 shares of our Class A common stock and options to purchase 2,022 shares of our Class L common stock, Ms. Kondracke held options to purchase 4,000 shares of our Class A common stock, Dr. Lawrence-Lightfoot held options to purchase 4,000 shares of our Class A common stock and Ms. Mason held options to purchase 29,647 shares of our Class A common stock and options to purchase 483 shares of our Class L common stock. None of our directors were awarded options during fiscal year 2011.
(3)	Represents a cash bonus paid to Ms. Mason in her capacity as an employee of the Company.
(4)	Amount shown includes matching contributions made to Ms. Mason under the 401(k) Plan, in her capacity as an employee.

Under our current director compensation program, each member of our board of directors who is not a full-time employee of the Company is eligible to receive compensation for his or her service as a director as follows: each director receives an annual retainer of $5,000 for board services; a meeting fee of $2,500 per in person meeting; and a meeting fee of $1,000 per telephonic meeting.

Our board of directors intends to adopt a director compensation program to be effective upon the completion of this offering. Pursuant to this program, each member of our board who is not an employee of the Company will be eligible to receive an annual equity award valued at approximately $10,000, which may be in the form of stock options, subject to certain meeting attendance requirements. Each non-employee director will also be eligible to receive an annual retainer for board services and to receive additional amounts for attendance at board or committee meetings and for services provided as the chair of certain committees. While the Sponsor controls a majority of our outstanding common stock, none of the directors affiliated with the Sponsor will be compensated for their board service.

Equity Plan

The Equity Plan, which became effective May 28, 2008 and was amended on March 9, 2012, provides for the grant of options to purchase shares of our common stock and Class L common stock to key employees of, directors of, and consultants and advisors to the Company and its affiliates who are in a position to contribute significantly to the success of the Company. Certain continuation options were granted in connection with our going private transaction under the Equity Plan in substitution for options granted under the Bright Horizons Family Solutions LLC 2006 Equity Incentive Plan and Amended and Restated 1998 Stock Incentive Plan. Such continuation options were fully vested at grant and give the option holder the right to purchase shares of our common stock and Class L common stock in the same ratio of nine shares of our common stock for every share of Class L common stock. The summary of the Equity Plan is not a complete description of all provisions of the Equity Plan and is qualified in its entirety by reference to the Equity Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

The Equity Plan is administered by our compensation committee, which has authority to select award recipients in consultation with our Chief Executive Officer and determine the terms of all awards, including the time or times upon which awards vest or become exercisable and remain exercisable. Unless otherwise provided by our compensation committee, a participant’s unvested awards will immediately terminate upon the participant’s cessation of employment, and vested awards will remain outstanding for 30 days (or until the award’s expiration date, if earlier), provided that a participant’s vested awards will remain outstanding for one year following death, 180 days following termination of employment due to disability, and 90 days following retirement (or, in each case, until the award’s expiration date, if earlier). If a participant’s employment terminates for cause, all awards then held by the participant will be forfeited immediately, whether or not vested.

All awards granted under the Equity Plan, and any stock issued pursuant to awards granted under such plan, are subject to the terms of our stockholders agreement, which will be amended and restated effective upon the completion of this offering. See “Related Party Transactions—Stockholders Agreement.” The exercise price of each option under the Equity Plan, other than certain continuation options granted by the Company in connection with the Acquisition, is equal to the fair market value of the stock subject to the award on the grant date or such higher amount as our compensation committee may determine.

All awards under the Equity Plan fully vest in the event of a change of control (as defined in the Equity Plan). In the event of a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of the Company’s assets or a dissolution or liquidation of the Company, our compensation committee may, among other things, provide for continuation or assumption of outstanding awards, for new grants in substitution of outstanding awards, for the accelerated vesting or delivery of shares under awards or for a cash-out of outstanding awards, in each case on such terms and with such restrictions as it deems appropriate. Awards not assumed will terminate upon the consummation of such corporate transaction. Following this offering, all equity-based awards will be granted under the 2012 Omnibus Plan described below.

On May 2, 2012, we completed an option exchange program in which all participants in the Equity Plan, including our named executive officers, agreed to exchange their then-outstanding options to purchase shares of our common stock for options to purchase a combination of shares of our common stock and Class L common stock based on an exchange ratio of options to purchase approximately 15.5 shares of our common stock for a new option to purchase nine shares of common stock and one share of Class L common stock. The new option awards are subject to the same vesting and other terms as were applicable to the exchanged options which are described above, except that the exercise price of the new option awards is equal to the fair market value of our common stock and

Class L common stock on the date of grant of the new option awards. As a result of the exchange program, options to purchase 1,401,750 shares of our common stock were exchanged for options to purchase 815,670 shares of our common stock and 90,630 shares of our Class L common stock, at exercise prices of $6.09 per share of our common stock and $511.51 per share of our Class L common stock, which amounts are equal to the fair market value of our common stock and Class L common stock, respectively, on the date of grant of the new option awards. After this option exchange program, all outstanding awards now consist of options to purchase a combination of shares of our common stock and Class L common stock in a ratio of nine shares of common stock for every share of Class L common stock. For a more detailed discussion of this option exchange, see note 12 to our consolidated financial statements included elsewhere in this prospectus.

2012 Omnibus Plan

Prior to the completion of this offering, our board of directors intends to adopt the Bright Horizons Family Solutions Inc. 2012 Omnibus Long-Term Incentive Plan (the “2012 Omnibus Plan”) and following this offering, all equity-based awards will be granted under the 2012 Omnibus Plan. As of the date of this prospectus, no awards have been made under the 2012 Omnibus Plan. This summary is not a complete description of all provisions of the 2012 Omnibus Plan and is qualified in its entirety by reference to the 2012 Omnibus Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Purpose.    The purpose of the 2012 Omnibus Plan is to advance the Company’s interests by providing for the grant to participants of equity-based awards.

Plan Administration.    The 2012 Omnibus Plan is administered by our compensation committee. Our compensation committee has the authority to, among other things, interpret the 2012 Omnibus Plan, determine eligibility for, grant and determine the terms of awards under the 2012 Omnibus Plan, and to do all things necessary to carry out the purposes of the 2012 Omnibus Plan. Our compensation committee’s determinations under the 2012 Omnibus Plan are conclusive and binding.

Authorized Shares.    Subject to adjustment, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under the 2012 Omnibus Plan is                     . Shares of common stock to be issued under the 2012 Omnibus Plan may be authorized but unissued shares of common stock or previously-issued shares acquired by the Company. Any shares of common stock underlying awards that are settled in cash or otherwise expire, terminate, or are forfeited prior to the issuance of stock will again be available for issuance under the 2012 Omnibus Plan.

Individual Limits.    The maximum number of shares for which options may be granted and the maximum number of shares of stock subject to stock appreciation rights which may be granted to any person in any calendar year is              shares. The maximum number of shares subject to other awards which may be granted to any person in any calendar year is              shares.

Eligibility.    Our compensation committee selects participants from among the key employees, directors, consultants and advisors of the Company and its affiliates who are in a position to make a significant contribution to our success. Eligibility for options intended to be incentive stock options (“ISOs”) is limited to employees of the Company or certain affiliates.

Types of Awards.    The 2012 Omnibus Plan provides for grants of options, stock appreciation rights, restricted and unrestricted stock and stock units, performance awards, cash awards, and other awards convertible into or otherwise based on shares of our stock. Dividend equivalents may also be provided in connection with an award under the 2012 Omnibus Plan.

•

Stock options and stock appreciation rights: The exercise price of an option, and the base price against which a stock appreciation right is to be measured, may not be less than the fair market value (or, in the case of an ISO granted to a ten percent shareholder, 110% of the fair market value) of a share of common stock on the date of grant. Our compensation committee determines the time or times at which stock options or stock appreciation rights become exercisable and the terms on which such awards remain exercisable.

•

Restricted and unrestricted stock: A restricted stock award is an award of common stock subject to forfeiture restrictions, while an unrestricted stock award is not subject to restrictions under the 2012 Omnibus Plan.

•

Stock units: A stock unit award is denominated in shares of common stock and entitles the participant to receive stock or cash measured by the value of the shares in the future. The delivery of stock or cash under a stock unit may be subject to the satisfaction of performance conditions or other vesting conditions.

•	Performance awards: A performance award is an award the vesting, settlement or exercisability of which is subject to specified performance criteria.

Vesting.    Our compensation committee has the authority to determine the vesting schedule applicable to each award, and to accelerate the vesting or exercisability of any award.

Termination of Employment.    Our compensation committee determines the effect of termination of employment or service on an award. Unless otherwise provided by our compensation committee or in an award agreement, upon a termination of employment all unvested options and other awards requiring exercise will terminate and all other unvested awards will be forfeited.

Performance Criteria.    The 2012 Omnibus Plan provides that grants of performance awards are made based upon, and subject to achieving, “performance objectives” over a performance period, which may be one or more periods of not less than 12 months’ duration. Performance objectives with respect to those awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) (“Section 162(m)”) of the Internal Revenue Code of 1986, as amended (the “Code”) are limited to an objectively determinable measure or objectively determinable measures of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization or equity expense whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital, capital employed or assets; one or more operating ratios; operating income or profit, including on an after-tax basis; net income; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancing.

To the extent consistent with the requirements for satisfying the performance-based compensation exception under Section 162(m), our compensation committee may provide in the case of any award intended to qualify for such exception that one or more of the performance objectives applicable to an award will be adjusted in an objectively determinable manner to reflect events (for example, the impact of charges for restructurings, discontinued operations, mergers, acquisitions, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of tax or accounting changes, each as defined by generally accepted accounting principles) occurring during the performance period of such award that affect the applicable performance objectives.

Transferability.    Awards under the 2012 Omnibus Plan may not be transferred except by will or by the laws of descent and distribution, unless (for awards other than ISOs) otherwise provided by our compensation committee.

Corporate Transactions.    In the event of a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of the Company’s assets or a dissolution or liquidation of the Company, our compensation committee may, among other things, provide for continuation or assumption of outstanding awards, for new grants in substitution of outstanding awards, for the accelerated vesting or delivery of shares under awards or for a cash-out of outstanding awards, in each case on such terms and with such restrictions as it deems appropriate. Except as our compensation committee may otherwise determine, awards not assumed will terminate upon the consummation of such corporate transaction.

Adjustment.    In the event of certain corporate transactions (including a stock dividend, stock split or combination of shares, recapitalization or other change in the Company’s capital structure that constitutes an equity restructuring within the meaning of ASC 718), our compensation committee will make appropriate adjustments to the maximum number of shares that may be delivered under and the individual limits included in the 2012 Omnibus Plan, and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to awards, the exercise prices of such awards or any other terms of awards affected by such change. Our compensation committee will also make the types of adjustments described above to take into account distributions and other events other than those listed above if it determines that such adjustments are appropriate to avoid distortion and preserve the value of awards.

Amendment and Termination.    Our compensation committee will be able to amend the 2012 Omnibus Plan or outstanding awards, or terminate the 2012 Omnibus Plan as to future grants of awards, except that our compensation committee will not be able alter the terms of an award if it would affect materially and adversely a participant’s rights under the award without the participant’s consent (unless expressly provided in the 2012 Omnibus Plan or reserved by our compensation committee). Stockholder approval will be required for any amendment to the extent such approval is required by law, including the Code or applicable stock exchange requirements.

2012 Cash Bonus Program

Our named executive officers are each entitled to participate in our annual cash bonus program for fiscal 2012. As with our fiscal 2011 program described above under “—Executive Compensation—Elements of Executive Compensation—Annual Cash Bonus,” 50% of the cash incentive award will be determined based on the achievement of pre-established corporate goals, and 50% will be determined based on a qualitative assessment of each individual’s performance. The corporate performance goal for 2012 under this program is growth in EBITDA. For fiscal 2012, Mr. Lissy and Ms. Tocio each have a target cash incentive award of 120% of base salary, and Ms. Boland has a target cash incentive award of 60% base salary. Each named executive officer can earn more than the full amount of the portion of his or her target award that is based on corporate performance if corporate performance for the year exceeds target and can earn less than the full amount if the target level of performance is not achieved. Each executive officer must remain employed on the last day of the fiscal year in order to receive his or her bonus.

Bright Horizons Family Solutions Inc. Annual Incentive Plan

Prior to the completion of this offering, our board of directors intends to adopt the Bright Horizons Family Solutions Inc. Annual Incentive Plan (the “Annual Plan”). Starting with our 2013 fiscal year, annual award opportunities for executive officers, including our named executive officers, and other key employees will be granted under the Annual Plan. The following summary describes what we anticipate to be the material terms of the Annual Plan. This summary is not a complete description of all provisions of the Annual Plan and is qualified in its entirety by reference to the Annual Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration.    The Annual Plan will be administered by our compensation committee. Our compensation committee has authority to interpret the Annual Plan, and any interpretation or decision by the compensation committee with regard to any questions arising under the Annual Plan will be final and conclusive on all participants.

Eligibility.    Executive officers and other key employees of the Company and our subsidiaries will be selected from time to time by the compensation committee to participate in the Annual Plan.

Awards.    Award opportunities under the Annual Plan will be granted by our compensation committee prior to, or within a specified period of time following the beginning of, the fiscal year of the Company (or other performance period selected by the compensation committee). The compensation committee will establish the performance criteria applicable to the award, the amount or amounts payable if the performance criteria are achieved, and such other terms and conditions as the compensation committee deems appropriate. The Annual Plan permits the grant of awards that are intended to qualify as exempt performance-based compensation under Section 162(m) as well as awards that are not intended to so qualify. Any awards that are intended to qualify as performance-based compensation will be administered in accordance with the requirements of Section 162(m).

Performance Criteria.    Awards under the Annual Plan will be made based on, and subject to achieving, “performance criteria” established by our compensation committee. Performance criteria for awards intended to qualify as performance-based compensation for purposes of Section 162(m) are limited to the objectively determinable measures of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices or the performance of one or more companies and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization or equity expense whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital, capital employed or assets; one or more operating ratios; operating income or profit, including on an after-tax basis; net income; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings.

To the extent consistent with the requirements of Section 162(m), the compensation committee may establish that in the case of any award intended to qualify as exempt performance-based compensation under Section 162(m), that one or more of the performance criteria applicable to such award be adjusted in an objectively determinable manner to reflect events (for example, the impact of charges for restructurings, discontinued operations, mergers, acquisitions, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of tax on accounting changes, each as defined by U.S. generally accepted accounting principles) occurring during the performance period of such award that affect the applicable performance criteria.

Payment.    A participant will be entitled to payment under an award only if all conditions to payment have been satisfied in accordance with the Annual Plan and the terms of the award. Following the close of the performance period, our compensation committee will determine (and, to the extent required by Section 162(m), certify) whether and to what extent the applicable performance criteria have been satisfied. Our compensation committee will then determine the actual payment, if any, under each award. Our compensation committee has the sole and absolute discretion to reduce (including to zero) the actual payment to be made under any award. Our compensation committee will determine the payment dates for awards under the Annual Plan. Our compensation committee may permit a participant to defer payment of an award.

Payment Limits.    The maximum payment to any participant under the Annual Plan in any fiscal year will in no event exceed $         million.

Recovery of Compensation.    Awards under the Annual Plan will be subject to forfeiture, termination and rescission, and a participant who receives a payment pursuant to the Annual Plan will be obligated to return to the Company such payment, to the extent provided by our compensation committee in an award agreement, pursuant to Company policy relating to the recovery of erroneously-paid incentive compensation, or as otherwise required by law or applicable stock exchange listing standards.

Amendment and Termination.    Our compensation committee may amend the Annual Plan at any time, provided that any amendment will be approved by the Company’s stockholders if required by Section 162(m). Our compensation committee may terminate the Annual Plan at any time.

RELATED PARTY TRANSACTIONS

Arrangements with Our Investors

In 2008, in connection with our going private transaction we entered into a stockholders agreement and a registration rights agreement with certain of the stockholders of the Company. These agreements contained provisions relating to election of directors, participation rights, restrictions on transfer of shares, tag along rights, drag along rights, a call right exercisable by us upon departure of a manager, a right of first offer upon disposition of shares, registration rights and other actions requiring the approval of stockholders. In addition, we entered into a management agreement with an affiliate of the Sponsor for the provision of certain consulting and management advisory services to us.

Stockholders Agreement

In connection with our going private transaction, we entered into a stockholders agreement with the Sponsor and certain other investors, stockholders and executive officers. In connection with the consummation of this offering, the provisions of the stockholders agreement, other than those relating to lock-up obligations in connection with registered offerings of our securities, will terminate in accordance with the terms of the stockholders agreement, and the agreement will be amended and restated to eliminate the terminated provisions.

Registration Rights Agreement

In connection with our going private transaction, we entered into a registration rights agreement with the Sponsor and certain other stockholders. In connection with the consummation of this offering, the registration rights agreement will be amended, effective upon the closing of this offering. The registration rights agreement, as amended, will provide the Sponsor with certain demand registration rights following the expiration of the 180-day lockup period in respect of the shares of our common stock held by them. In addition, in the event that we register additional shares of common stock for sale to the public following the consummation of this offering, we will be required to give notice of such registration to the Sponsor and the other stockholders party to the agreement of our intention to effect such a registration, and, subject to certain limitations, the Sponsor and such holders will have piggyback registration rights providing them with the right to require us to include shares of common stock held by them in such registration. We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares by the Sponsor or other holders described above.

The registration rights agreement includes customary indemnification provisions in favor of any person who is or might be deemed a controlling person within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and related parties against liabilities under the Securities Act incurred in connection with the registration of any of our debt or equity securities. These provisions provide indemnification against certain liabilities arising under the Securities Act and certain liabilities resulting from violations of other applicable laws in connection with any filing or other disclosure made by us under the securities laws relating to any such registrations. We have agreed to reimburse such persons for any legal or other expenses incurred in connection with investigating or defending any such liability, action or proceeding, except that we will not be required to indemnify any such person or reimburse related legal or other expenses if such loss or expense arises out of or is based on any untrue statement or omission made in reliance upon and in conformity with written information provided by such person.

Management Agreement

In connection with the going private transaction, we entered into a management agreement with Bain Capital Partners, LLC pursuant to which Bain Capital Partners, LLC provides us with certain consulting and management advisory services. In exchange for these services, we pay an aggregate annual management fee equal to $2.5 million, and we reimburse Bain Capital Partners, LLC for out-of-pocket expenses incurred by it, its members, or its affiliates in connection with the provision of services pursuant to the management agreement. In addition, Bain Capital Partners, LLC is entitled to a transaction fee in connection with any financing, acquisition, disposition or change of control transaction equal to 1% of the gross transaction value, including assumed liabilities, for such transaction. In connection with the termination of the management agreement, Bain Capital Partners, LLC will waive any right to receive a transaction fee under the management agreement in connection with this offering but will receive the termination payment described below.

The management agreement includes customary exculpation and indemnification provisions in favor of Bain Capital Partners and its affiliates. The management agreement may be terminated by Bain Capital Partners, LLC at any time and will terminate immediately prior to an initial public offering or a change of control, in any such case unless Bain Capital Partners, LLC determines otherwise. In connection with this offering, the management agreement will be terminated in exchange for a payment to Bain Capital Partners, LLC of approximately $7.5 million, which amount is approximately equal to the net present value of the aggregate amount of the annual management fees that would have been payable in the 5.5 years following such termination. The indemnification and exculpation provisions in favor of Bain Capital Partners, LLC and its affiliates will survive such termination.

DESCRIPTION OF INDEBTEDNESS

We and our subsidiaries have debt outstanding under the senior credit facilities, the senior notes, the senior subordinated notes and other debt facilities.

Senior Credit Facilities

General

On May 28, 2008, Bright Horizons Family Solutions LLC entered into the $440.0 million senior credit facilities with General Electric Capital Corporation as administrative agent, Goldman Sachs Credit Partners L.P. as syndication agent, and the other lenders party thereto. On July 14, 2011, we amended the senior credit facilities in order to permit the acquisition of a majority equity interest in a child care company in the Netherlands and a subsequent follow-on acquisition of the remaining minority equity interests and to make certain other related changes. On May 23, 2012, we further amended the senior credit facilities to permit the Casterbridge acquisition, to increase the size of the uncommitted incremental facility provided under the agreement by an additional $35.0 million to $85.0 million, to eliminate the mandatory prepayment provision relating to the issuance of equity interests and to make other changes to certain other covenants, and we borrowed the full amount available under the incremental facility under the senior credit facilities as new Series C new term loans. As of June 30, 2012, the senior credit facilities consist of a $75.0 million revolving credit facility, $85.0 million Series C new term loans, of which, $84.8 million remain outstanding and $365.0 million Tranche B term loans, of which, $346.1 million remain outstanding.

Interest Rates and Fees

Borrowings under the senior credit facilities bear interest at a rate per annum equal to an applicable margin plus, at our option, either (1) a base rate determined by reference to the highest of (a) the Federal Funds rate plus half of 1% or (b) the prime rate quoted in the Wall Street Journal, or (2) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs; provided that, in the case of Series C new term loans, the base rate may not be lower than 2.00% and LIBOR may not be lower than 1.00%. The applicable margin under the Tranche B term loan facility is 3.00% for loans based upon the base rate and 4.00% for loans based upon the LIBOR rate. The applicable margin under the revolving credit facility ranges from 2.00% to 2.50% for loans based upon the base rate and ranges from 3.00% to 3.50% for loans based upon the LIBOR rate, in each case based upon on specified leverage ratios. The applicable margin under the Series C new term loan facility is 3.25% for loans based upon the base rate and 4.25% for loans based upon the LIBOR rate.

In addition to paying interest on outstanding principal under the senior credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate that ranges from 0.375% to 0.50% per annum based upon on specified leverage ratios. We also pay customary letter of credit and agency fees.

Mandatory Repayments

The credit agreement governing the senior credit facilities requires us to prepay outstanding loans, subject to certain exceptions, with: (1) 100% of the net cash proceeds of any incurrence of certain indebtedness by us or our subsidiaries other than indebtedness permitted under the senior credit facilities, (2) commencing with the fiscal year ended December 31, 2008, 50% (which percentage is reduced to 25% if our total leverage ratio is less than 4.00 to 1.00) of annual excess cash flow (as defined in the credit agreement governing the senior credit facilities), (3) 100% of the net cash proceeds of certain non-ordinary course asset sales or other dispositions of assets by us or our subsidiaries, subject to reinvestment rights and certain other exceptions and 50% of the net cash proceeds of sale-leaseback transactions with respect to property acquired in the Casterbridge acquisition and (4) 100% of net cash proceeds received under any casualty insurance policies or as a result of the taking of any of our assets by eminent domain, condemnation or otherwise (or pursuant to a sale of such assets under threat of such taking), subject to reinvestment rights.

In general, the mandatory prepayments described above are applied to prepay the Tranche B term loans and the Series C new term loans on a pro rata basis in direct order of maturity, provided that at our election we may apply prepayments solely to prepay the Tranche B term loan facility.

Voluntary Repayments

We may voluntarily repay outstanding loans under the senior credit facilities at any time subject to customary “breakage” costs with respect to LIBOR loans and a prepayment premium on the Series C new term loans equal to 1% in connection with a refinancing of all or a portion of the Series C new term loans prior to May 23, 2013 with loans bearing a lower effective interest cost or weighted average yield or a similar repricing transaction.

Amortization and Final Maturity

The Tranche B term loan facility amortizes each year in an amount equal to 1% per annum in equal quarterly installments for the first six and three quarter years, with the balance payable on May 28, 2015. The Series C new term loans amortize each year in an amount equal to 1% per annum in equal quarterly installments for the first four and three quarter years, with the balance payable on May 23, 2017. The principal amount outstanding of the loans under the revolving credit facility becomes due and payable on May 28, 2014.

Guarantees and Security

The senior credit facilities are guaranteed by Bright Horizons Capital Corp., which we refer to as “Holdings,” as well as all of Bright Horizons Family Solutions LLC’s direct and indirect wholly-owned domestic subsidiaries, and are required to be guaranteed by certain of Bright Horizons Family Solutions LLC’s future domestic wholly-owned subsidiaries. All obligations under the senior credit facilities and the guarantees of those obligations, subject to certain exceptions are secured by: (1) substantially all of the assets of Holdings, Bright Horizons Family Solutions LLC and the subsidiary guarantors, including a first-priority pledge of 100% of certain of the capital stock or equity interests held by Holdings, Bright Horizons Family Solutions LLC or any subsidiary guarantor (which pledge, in the case of the stock of any foreign subsidiary and the equity interests of certain U.S. subsidiaries that hold capital stock of foreign subsidiaries and are disregarded entities for U.S. federal income tax purposes is limited to 65% of the voting stock or equity interests of such subsidiary), in each case excluding any equity interests in any person to the extent such a pledge would violate the governing documents thereof and certain other exceptions; and (2) a first-priority security interest in substantially all other tangible and intangible assets of Holdings, Bright Horizons Family Solutions LLC and each subsidiary guarantor.

Covenants and Other Matters

The senior credit facilities contain a number of covenants that, among other things and subject to certain exceptions, restrict the ability of us and our subsidiaries to:

•	incur certain liens;

•	make investments, loans, advances and acquisitions;

•	incur additional indebtedness or guarantees;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or subordinated and earnout indebtedness;

•	engage in transactions with affiliates;

•	sell assets, including capital stock of our subsidiaries;

•	alter the business we conduct;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate or merge.

In addition, the credit agreement governing the senior credit facilities requires us and our subsidiaries to comply on a quarterly basis with the following financial covenants, each of which becomes more restrictive over time:

•	a maximum total leverage ratio; and

•	a minimum interest coverage ratio.

The credit agreement governing the senior credit facilities contains certain customary affirmative covenants and events of default.

This summary describes the material provisions of the senior credit facilities but may not contain all information that is important to you. We urge you to read the provisions of the credit agreement governing the senior credit facilities, which is filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

Senior Notes

General

On May 28, 2008, Bright Horizons Capital Corp., our wholly-owned direct subsidiary, issued $110.0 million face amount of 13.0% senior notes that mature on November 28, 2018, which we refer to in this prospectus as the “senior notes.” On July 14, 2011, we entered into a supplemental indenture to the indenture governing the senior notes in order to permit the acquisition of a majority equity interest in a child care company in the Netherlands and a subsequent follow-on acquisition of the remaining minority equity interests and to make certain other related changes. Interest on the outstanding senior notes is payable quarterly at a rate of 13.0% in arrears on March 31, June 30, September 30 and December 31 of each year. On each interest payment date on or before May 28, 2013, Bright Horizons Capital Corp. may elect to pay such interest in cash or for such interest to be added to principal. The outstanding senior notes are not guaranteed by any of our subsidiaries.

Covenants

The indenture governing the outstanding senior notes contain a number of covenants that, among other things and subject to certain exceptions, restrict our ability and the ability of our restricted subsidiaries to:

•	incur certain liens;

•	make investments, loans, advances and acquisitions;

•	incur additional indebtedness or guarantees;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or any subordinated indebtedness;

•	engage in transactions with affiliates;

•	sell assets, including capital stock of our subsidiaries;

•	enter into agreements restricting our restricted subsidiaries’ ability to pay dividends; and

•	consolidate, merge or transfer all or substantially all of Bright Horizons Capital Corp.’s assets and the assets of its subsidiaries.

The senior notes were originally issued in a private placement. After the occurrence of certain trigger events, including the completion of an initial public offering of the Company, we have agreed to file a registration statement with the SEC, upon demand by the noteholders to permit either the exchange of the original notes for registered notes having substantially the same terms, or the registered resale of the original notes. The exchange of notes or registration covering resales of the original notes must be completed within certain time periods or additional interest may accrue, not to exceed 1.0% per annum.

Optional Redemption

We may redeem the outstanding senior notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount of senior notes to be redeemed) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed on or after any of the dates below until the subsequent date below:

Year	Percentage
May 28, 2012	106.500%
May 28, 2013	104.333%
May 28, 2014	102.167%
May 28, 2015 and thereafter	100.000%

We intend to use the net proceeds of this offering to redeem all of the outstanding senior notes. See “Use of Proceeds.”

Change of Control and Asset Sale Offers

If we experience certain kinds of changes in control, we must offer to purchase the outstanding senior notes at 101% of their principal amount, plus accrued and unpaid interest.

If Bright Horizons Capital Corp. or its restricted subsidiaries engage in certain asset sales, Bright Horizons Capital Corp. generally must either invest the net cash proceeds from such sales in its business within a period of time, prepay certain debt or, when the excess proceeds from such asset sales exceeds $15.0 million, make an offer to purchase a principal amount of the outstanding senior notes equal to the excess net cash proceeds, subject to certain exceptions. The purchase price of the outstanding senior notes will be 100% of their principal amount, plus any accrued and unpaid interest.

This summary describes the material provisions of the senior notes but may not contain all information that is important to you. We urge you to read the provisions of the indenture governing these senior notes, which is filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

Senior Subordinated Notes

General

On May 28, 2008, Bright Horizons Family Solutions LLC, our wholly-owned indirect subsidiary, issued $300.0 million face amount of 11.5% senior subordinated notes that mature on May 28, 2018, which we refer to in this prospectus as the “senior subordinated notes.” On July 14, 2011, we entered into a supplemental indenture to the indenture governing the senior subordinated notes in order to permit the acquisition of a majority equity interest in a child care company in the Netherlands, a subsequent follow-on acquisition of the remaining minority equity interests and to make certain other related changes. Interest on the outstanding senior subordinated notes is payable quarterly at a rate of

11.5% in arrears on March 31, June 30, September 30 and December 31 of each year. The outstanding senior subordinated notes are guaranteed, jointly and severally, on an unsecured subordinated basis by Bright Horizons Capital Corp. and all of Bright Horizons Family Solutions LLC’s existing and subsequently acquired or organized restricted subsidiaries that guarantee our senior credit facilities or certain other indebtedness of Bright Horizons Family Solutions LLC or any guarantor.

Covenants

The indenture governing the outstanding senior subordinated notes contains a number of covenants that, among other things and subject to certain exceptions, restrict Bright Horizons Family Solutions LLC’s ability and the ability of its restricted subsidiaries to:

•	incur certain liens;

•	make investments, loans, advances and acquisitions;

•	incur additional indebtedness or guarantees;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or any subordinated indebtedness;

•	engage in transactions with affiliates;

•	sell assets, including capital stock of Bright Horizons Family Solutions LLC’s subsidiaries;

•	enter into agreements restricting Bright Horizons Family Solutions LLC’s restricted subsidiaries’ ability to pay dividends; and

•	consolidate, merge or transfer all or substantially all of Bright Horizons Family Solutions LLC’s assets and the assets of its subsidiaries.

The senior subordinated notes were originally issued in a private placement. After the occurrence of certain trigger events, including the completion of an initial public offering of the Company, we have agreed to file a registration statement with the SEC, upon demand by the noteholders, to permit either the exchange of the original notes for registered notes having substantially the same terms, or the registered resale of the original notes. The exchange of notes or registration covering resales of the original notes must be completed within certain time periods or additional interest may accrue, not to exceed 1% per annum.

Optional Redemption

We may redeem the outstanding senior subordinated notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount of senior subordinated notes to be redeemed) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed on or after any of the dates below until the subsequent date below:

Year	Percentage
May 28, 2013	105.750%
May 28, 2014	103.833%
May 28, 2015	101.917%
May 28, 2016 and thereafter	100.000%

Prior to May 28, 2013, we may redeem our senior subordinated notes, in whole or in part, at a price equal to 100% of the principal amount thereof, plus a “make-whole” premium, plus accrued and unpaid interest.

Change of Control and Asset Sale Offers

If we experience certain kinds of changes in control, we must offer to purchase the outstanding senior subordinated notes at 101% of their principal amount, plus accrued and unpaid interest.

If Bright Horizons Family Solutions LLC or its restricted subsidiaries engage in certain asset sales, Bright Horizons Family Solutions LLC generally must either invest the net cash proceeds from such sales in its business within a period of time, prepay certain debt or, when the excess proceeds from such asset sales exceeds $15.0 million, make an offer to purchase a principal amount of the outstanding senior subordinated notes equal to the excess net cash proceeds, subject to certain exceptions. The purchase price of the outstanding senior subordinated notes will be 100% of their principal amount, plus accrued and unpaid interest.

This summary describes the material provisions of the senior subordinated notes but may not contain all information that is important to you. We urge you to read the provisions of the indenture governing these senior subordinated notes, which is filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

International Credit Facility

Our majority-owned subsidiary in the Netherlands, which we acquired in 2011, maintains a revolving credit facility with ABN AMRO Bank N.V., based in the Netherlands, consisting of a €1.0 million general facility to support working capital and letter of credit requirements, and a €2.0 million current account facility to support the construction and fit out of new child care centers. The current account facility is secured by a right of offset against all accounts we maintain at the lending bank and by an additional pledge of certain equipment. At June 30, 2012, there were no amounts outstanding under the facility.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of                     , 2012 by (i) such persons known to us to be beneficial owners of more than 5% of our common stock, (ii) each of our directors and named executive officers, (iii) all of our directors and executive officers as a group, and (iv) each other stockholder selling shares in this offering.

Prior to this offering, our stockholders agreement provided that significant corporate decisions, including the election of directors, were required to be taken in accordance with the direction of investment funds affiliated with the Sponsor. In connection with this offering, many of these provisions of the stockholders agreement will terminate. See “Related Party Transactions.”

Unless otherwise indicated below, the address for each listed director, officer and stockholder is c/o Bright Horizons Family Solutions Inc., 200 Talcott Avenue South, Watertown, Massachusetts 02472. Beneficial ownership has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after                     , 2012 through the exercise of any option, warrant or other right. For purposes of calculating each person’s or group’s percentage ownership, shares of common stock issuable pursuant to options exercisable within 60 days after                     , 2012 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares shown as beneficially owned. For more information regarding the terms of our common stock, see “Description of Capital Stock.” For more information regarding our relationship with certain of the persons named below, see “Related Party Transactions.”

The numbers listed below are based on          shares of our common stock outstanding as of                     , 2012 after giving effect to the reclassification as if it had occurred on that date. The actual number of shares of common stock to be issued to each holder of Class L common stock in the reclassification is subject to change based on any changes to the initial public offering price or the date of this offering. See “The Reclassification.”

Name and Address of Beneficial Owner	Shares Owned Before the Offering		Shares Owned After the Offering (no option exercise)		Shares Owned After the Offering (full option exercise)
	Number	Percentage	Number	Percentage	Number	Percentage
Beneficial owners of 5% or more of our common stock:
Bain Capital Fund X, L.P. and related funds(1)

Other selling stockholders:
RGIP, LLC(2)

Directors and Named Executive Officers:
Joshua Bekenstein(3)
Roger Brown(4)
Jordan Hitch(3)
David Humphrey(3)
Marguerite Kondracke(5)
Sara Lawrence-Lightfoot(6)
David Lissy(7)
Linda Mason(8)
Mary Ann Tocio(9)
Elizabeth Boland(10)
All executive officers and directors as a group (12 persons)(11)

*	Indicates less than one percent
(1)

The shares included in the table consist of: (i)         shares of common stock owned by Bain Capital Fund X, L.P., whose managing partner is Bain Capital Partners X, L.P., whose managing partner is Bain Capital Investors, LLC (“BCI”), (ii)         shares of common stock owned by BCIP Associates-G, whose managing partner is BCI, (iii)         shares of common stock owned by BCIP Associates III, LLC, whose manager is BCIP Associates III, (iv)         shares of common stock owned by BCIP Associates III-B LLC, whose manager is BCIP Associates III-B, (v)         shares of common stock owned by BCIP T Associates III, LLC, whose manager is BCIP Trust Associates III and (vi)         shares of common stock owned by BCIP T Associates III-B, LLC whose managing partner is BCIP Trust Associates III-B. BCI is the managing partner of BCIP Associates III, BCIP Associates, III-B, BCIP Trust Associates III and BCIP Trust Associates III-B. As a result of the relationships described above, BCI may be deemed to share beneficial ownership of the shares held by each of Bain Capital Fund X, L.P., BCIP Associates-G, BCIP Associates III, LLC, BCIP Associates III-B, LLC, BCIP T Associates III, LLC and BCIP T Associates III-B, LLC (collectively, the “Bain Capital Entities”). If the underwriters exercise in full their option to purchase additional shares, (i) Bain Capital Fund X, L.P will sell         shares of common stock, (ii) BCIP Associates-G will sell         shares of common stock, (iii) BCIP Associates III, LLC will sell         shares of common stock, (iv) BCIP Associates III-B LLC will sell         shares of common stock, (v) BCIP T Associates III, LLC will sell shares of common stock and (vi) BCIP T Associates III-B, LLC will sell         shares of common stock. Voting and investment determinations with respect to the shares held by the Bain Capital Entities are made by an investment committee comprised of the following managing directors of BCI: Andrew Balson, Steven Barnes, Joshua Bekenstein, John Connaughton, Todd Cook, Paul Edgerley, Christopher Gordon, Blair Hendrix, Jordan Hitch, Matthew Levin, Ian Loring, Phillip Loughlin, Mark Nunnelly, Stephen Pagliuca, Ian Reynolds, Mark Verdi and Stephen Zide. As a result, and by virtue of the relationships described in this footnote, the investment committee of BCI may be deemed to exercise voting and dispositive power with respect to the shares held by the Bain Capital Entities. Each of the members of the investment committee of BCI disclaims beneficial ownership of such shares. Each of the Bain Capital Entities has an address c/o Bain Capital Partners, LLC, 200 Clarendon Street, Boston, MA 02116.

(2)	Brad Malt, Ann Milner and Alfred Rose have shared voting and investment power for RGIP, LLC. If the underwriters exercise in full their option to purchase additional shares, RGIP, LLC will sell shares of common stock in this offering. The address of RGIP, LLC is Prudential Tower, 800 Boylston Street, Boston, MA 02199.
(3)	Does not include shares of common stock held by the Bain Capital Entities. Each of Messrs. Bekenstein and Hitch is a Managing Director and serves on the investment committee of BCI and as a result, and by virtue of the relationships described in footnote (1) above, may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. Mr. Humphrey is a Principal of BCI. Each of Messrs. Bekenstein, Hitch and Humphrey disclaims beneficial ownership of the shares held by the Bain Capital Entities. The address for Messrs. Bekenstein, Hitch and Humphrey is c/o Bain Capital Partners, LLC, 200 Clarendon Street, Boston, MA 02116.
(4)	Includes (i) shares held by the Roger H. Brown, Jr. Trust dated August 7, 1996, (ii) shares held by the Linda A. Mason Trust dated August 7, 1996, (iii) shares held by Linda A. Mason, Mr. Brown’s spouse and (iv) shares of common stock that can be acquired by Ms. Mason upon the exercise of outstanding options.
(5)	Includes shares of common stock that can be acquired upon the exercise of outstanding options. The share amounts included in the table do not reflect options to purchase shares of our common stock that will vest and become immediately exercisable as a result of the performance vesting condition being satisfied upon the completion of this offering.
(6)	Includes shares of common stock that can be acquired upon the exercise of outstanding options. The share amounts included in the table do not reflect options to purchase shares of our common stock that will vest and become immediately exercisable as a result of the performance vesting condition being satisfied upon the completion of this offering.
(7)	Includes shares of common stock that can be acquired upon the exercise of outstanding options. The share amounts included in the table do not reflect options to purchase shares of our common stock that will vest and become immediately exercisable as a result of the performance vesting condition being satisfied upon the completion of this offering.
(8)	Includes (i) shares held by the Linda A. Mason Trust dated August 7, 1996, (ii) shares held by the Roger H. Brown, Jr. Trust dated August 7, 1996, (iii) shares held by Roger H. Brown, Jr., Ms. Mason’s spouse and (iv) shares of common stock that can be acquired by Mr. Brown upon the exercise of outstanding options.
(9)	Includes shares of common stock that can be acquired upon the exercise of outstanding options. The share amounts included in the table do not reflect options to purchase shares of our common stock that will vest and become immediately exercisable as a result of the performance vesting condition being satisfied upon the completion of this offering.
(10)	Includes shares of common stock that can be acquired upon the exercise of outstanding options. The share amounts included in the table do not reflect options to purchase shares of our common stock that will vest and become immediately exercisable as a result of the performance vesting condition being satisfied upon the completion of this offering.
(11)	Includes shares of common stock that can be acquired upon the exercise of outstanding options. The share amounts included in the table do not reflect options to purchase shares of our common stock that will vest and become immediately exercisable as a result of the performance vesting condition being satisfied upon the completion of this offering.

DESCRIPTION OF CAPITAL STOCK

General

Upon the closing of this offering, the total amount of our authorized capital stock will consist of         shares of common stock, par value $0.001 per share and          shares of undesignated preferred stock. As of June 30, 2012, before giving effect to the reclassification, we had outstanding 11,946,135 shares of Class A common stock and 1,327,115 shares of Class L common stock. In connection with the reclassification, all of the outstanding Class A common stock and Class L common stock was reclassified into         shares of common stock. See “The Reclassification.” As of June 30, 2012, we had 24 stockholders of record of Class A common stock and 23 stockholders of record of Class L common stock and had outstanding options to purchase 1,147,419 shares of Class A common stock and 127,491 shares of Class L common stock which options were exercisable at a weighted average exercise price of $5.96 per share of Class A common stock $496.36 per share of Class L common stock.

After giving effect to this offering, we will have         shares of common stock and no shares of preferred stock outstanding. The following summary describes all material provisions of our capital stock. We urge you to read our certificate of incorporation and our by-laws, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Our certificate of incorporation and by-laws will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors. These provisions include a classified board of directors, elimination of stockholder action by written consents (except in limited circumstances), elimination of the ability of stockholders to call special meetings (except in limited circumstances), advance notice procedures for stockholder proposals and supermajority vote requirements for amendments to our certificate of incorporation and by-laws.

Common Stock

Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine.

Voting Rights.    Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock shall have no cumulative voting rights.

Preemptive Rights.    Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights.    Our common stock will be neither convertible nor redeemable.

Liquidation Rights.    Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Listing.    We intend to list our common stock on the         under the symbol “        .”

Preferred Stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-Takeover Effects of our Certificate of Incorporation and By-laws

Our certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.

These provisions include:

Classified Board.    Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Upon completion of this offering, our board of directors will have ten members.

Action by Written Consent; Special Meetings of Stockholders.    Our certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once investment funds affiliated with the Sponsor cease to beneficially own more than 50% of our outstanding shares. Our certificate of incorporation and the by-laws will also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman or vice-chairman of the board, the chief executive officer, or pursuant to a resolution adopted by a majority of the board of directors or, until the date that investment funds affiliated with the Sponsor cease to beneficially own more than 50% of our outstanding shares, at the request of holders of 50% or more of our outstanding shares. Except as described above, stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

Removal of Directors.    Our certificate of incorporation will provide that our directors may be removed only for cause by the affirmative vote of at least 75% of the voting power of our outstanding shares of capital stock, voting together as a single class. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board.

Advance Notice Procedures.    Our by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Super Majority Approval Requirements.    The Delaware General Corporation Law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws requires a greater percentage. Our certificate of incorporation and by-laws will provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions once investment funds affiliated with the Sponsor cease to beneficially own more than 50% of our outstanding shares. This requirement of a supermajority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations with Interested Stockholders.    We have elected in our certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our certificate of incorporation will contain provisions that have the same effect as Section 203, except that they provide that our Sponsor, certain of its transferees, and its affiliates will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Corporate Opportunities

Our restated certificate of incorporation will provide that we renounce any interest or expectancy of the Company in the business opportunities of the Sponsor and of its officers, directors, agents, shareholders, members, partners, affiliates and subsidiaries and each such party shall not have any obligation to offer us those opportunities unless presented to a director or officer of the Company in his or her capacity as a director or officer of the Company.

Limitations on Liability and Indemnification of Officers and Directors

Our restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers. We expect to increase our directors’ and officers’ liability insurance coverage prior to the completion of this offering.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be         . Its address is         . Its telephone number is         .

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon the closing of this offering, we will have outstanding an aggregate of approximately         shares of common stock. In addition, options and warrants to purchase an aggregate of approximately         shares of our common stock will be outstanding as of the closing of this offering. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which we summarize below. All of these shares will be subject to lock-up agreements described below.

Taking into account the lock-up agreements described below, and assuming Goldman, Sachs & Co., J.P. Morgan Securities LLC and Barclays Capital Inc. do not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times, subject to the provisions of Rule 144 and Rule 701:

Date Available for Resale	Shares Eligible For Sale	Comment
On the date of this offering ( ,
2012)		Shares eligible for sale under Rule 144 and Rule 701
180 days ( , 2013), as such period
may be extended as described below		Lock-up released, shares eligible for sale under Rule 144 (subject, in some instances, to volume limitations) and Rule 701

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

Approximately         shares of our common stock that are not subject to the lock-up agreements described above will be eligible for sale under Rule 144 immediately upon the closing of this offering.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately         shares immediately after this offering, assuming an initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus; and

•

the average weekly trading volume in our common stock on         during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

Lock-Up Agreements

Our officers, directors and other stockholders owning an aggregate of         shares of our common stock will be subject to lock-up agreements with the underwriters that will restrict the sale of the shares of our common stock held by them for 180 days, subject to certain exceptions and automatic extensions. See “Underwriting” for a description of these lock-up agreements.

Registration Statements on Form S-8

Immediately after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our Amended and Restated 2008 Equity Incentive Plan and our 2012 Omnibus Long-Term Incentive Plan. This registration statement would cover approximately         shares. Shares registered under the registration statement will generally be available for sale in the open market after the 180-day lock-up period immediately following the date of this prospectus (as such period may be extended in certain circumstances).

Registration Rights

Beginning 180 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances, holders of         shares of our common stock will be entitled to the rights described under “Related Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of our common stock. This summary is based upon the Internal Revenue Code, the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change at any time, possibly on a retroactive basis.

This summary assumes that shares of our common stock are held as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, certain U.S. expatriates, tax-exempt organizations, pension plans, “controlled foreign corporations”, “passive foreign investment companies”, corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, or holders subject to the alternative minimum or the unearned income Medicare contribution tax). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address estate and gift tax considerations or considerations under the tax laws of any state, local or non-U.S. jurisdiction.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of common stock that for U.S. federal income tax purposes is not classified as a partnership and is not:

•	an individual who is a citizen or resident of the United States;

•

a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain a ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of our common stock.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE TAX ADVICE. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on Our Common Stock

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and will first reduce the holder’s adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Any such distribution would also be subject to the discussion below under the section titled “—Additional Withholding and Reporting Requirements.”

Dividends paid to a Non-U.S. Holder generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides us or our agent, as the case may be, with the appropriate IRS Form W-8, such as:

•	IRS Form W-8BEN (or successor form) certifying, under penalties of perjury, a reduction in withholding under an applicable income tax treaty, or

•

IRS Form W-8ECI (or successor form) certifying that a dividend paid on common stock is not subject to withholding tax because it is effectively connected with a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. tax rates as described below).

The certification requirement described above must be provided to us or our agent prior to the payment of dividends and must be updated periodically. The certification also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that hold shares of our common stock through intermediaries or are pass-through entities for U.S. federal income tax purposes.

Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

If dividends are effectively connected with a trade or business in the United States of a Non-U.S. Holder (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), generally will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if a Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% (unless reduced by an applicable income treaty) of its earnings and profits in respect of such effectively connected dividend income.

Non-U.S. Holders that do not timely provide us or our agent with the required certification, but which are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussion below under the section titled “—Additional Withholding and Reporting Requirements”, in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (ii) we are or have been a “United States real property holding corporation”, as defined in the Internal Revenue Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period in the shares of our common stock, and certain other requirements are met, or (iii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition. If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain on a net income basis in the same manner as if it were a resident of the United States and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to any earnings and profits attributable to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as USRPHC so long as our common stock is regularly traded on an established securities market at any time during the calendar year in which the disposition occurs and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the shorter of the five year period ending on the date of disposition and the holder’s holding period. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Additional Withholding and Reporting Requirements

Legislation enacted in March 2010 (commonly referred to as “FATCA”) generally will impose U.S. federal withholding at a rate of 30% on payments to certain non-U.S. entities (including certain intermediaries) of dividends on and the gross proceeds from a sale or other disposition of our common stock, unless such persons comply with a complicated U.S. information reporting, disclosure and certification regime. This new regime requires, among other things, a broad class of persons to enter into agreements with the IRS to obtain disclose and report information about their investors and account holders. This new regime and its requirements are different from and in addition to the certification requirements described elsewhere in this discussion. As currently proposed, the FATCA withholding rules would apply to dividend payments on our common stock, if any, paid after December 31, 2013, and to payments of gross proceeds from the sale or other disposition of our common stock that occurs after December 31, 2014.

Although administrative guidance and proposed regulations have been issued, regulations implementing the new FATCA regime have not yet been finalized and the exact scope of these rules remains unclear and potentially subject to material changes. Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on our common stock paid to the holder and the tax withheld, if any, with respect to the distributions. Non-U.S. Holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Internal Revenue Code) in order to avoid backup withholding at the applicable rate, currently 28% and scheduled to increase to 31% for taxable years 2013 and thereafter, with respect to dividends on our common stock. Dividends paid to Non-U.S. Holders subject to the U.S. withholding tax, as described above under the section titled “—Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or, in which the Non-U.S. Holder is incorporated, under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal Estate Tax

Common stock owned (or treated as owned) by an individual who is not a citizen or a resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes unless an applicable estate or other tax treaty provides otherwise, and therefore, may be subject to U.S. federal estate tax.

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities LLC and Barclays Capital Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional         shares from the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase         additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors, and holders of substantially all of the company’s common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list the common stock on the          under the symbol “        ”. In order to meet one of the requirements for listing the common stock on the         , the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on a stock exchange, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our total expenses for this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses but excluding underwriting discounts and commissions, will be approximately $        .

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Relationships with the Underwriters

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

An affiliate of Goldman, Sachs & Co. will receive all or a substantial portion of the net proceeds of this offering. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority. See “Conflict of Interest.”

Certain of the underwriters have historically been customers of ours, and the underwriters may engage in transactions with us in the ordinary course of our business.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

CONFLICT OF INTEREST

Certain affiliates of Goldman, Sachs & Co., an underwriter in this offering, beneficially own all of our 11.5% senior subordinated notes due 2018 and our 13.0% senior notes due 2018. We intend to use all or a portion of the net proceeds of this offering to redeem the entire outstanding principal amount of the 13.0% senior notes due 2018 and to pay accrued interest thereon. See “Use of Proceeds.” As a result, certain affiliates of Goldman, Sachs & Co. will receive all or a substantial portion of the net proceeds of this offering. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority, Inc. Rule 5121 requires that a “qualified independent underwriter” meeting certain standards participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. J.P. Morgan Securities LLC has agreed to act as a “qualified independent underwriter” within the meaning of Rule 5121 in connection with this offering. Goldman, Sachs & Co. will not confirm sales of the shares to any account over which they exercise discretionary authority without the prior written approval of the customer.

LEGAL MATTERS

The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Some attorneys of Ropes & Gray LLP are members in RGIP, LLC, which is a direct investor in Bright Horizons Family Solutions Inc. and is also an investor in certain investment funds affiliated with Bain Capital Partners, LLC. RGIP, LLC directly and indirectly owns less than 1% of our common stock. The validity of the common stock offered hereby will be passed upon on behalf of the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2010 and 2011, and for each of the three years in the period ended December 31, 2011, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Huntyard Limited as of December 31, 2011 and 2010 and for the years then ended included in this prospectus have been so included in reliance on the reports of BDO LLP, United Kingdom, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock being offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement and the exhibits and schedules filed as a part thereof. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We are not currently subject to the informational requirements of the Securities Exchange Act of 1934. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s website at www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Bright Horizons Family Solutions Inc.

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated balance sheets as of December 31, 2010 and December 31, 2011, and unaudited balance sheet as of June 30, 2012	F-3

Consolidated statements of operations for the fiscal years ended December 31, 2009, December  31, 2010 and December 31, 2011, and unaudited statements of operations for the six months ended June 30, 2011 and June 30, 2012

F-4

Consolidated statements of comprehensive (loss) income for the fiscal years ended December 31, 2009,  December 31, 2010 and December 31, 2011, and unaudited statements of comprehensive (loss) income for the six months ended June 30, 2011 and
June 30, 2012

F-5

Consolidated statements of changes in stockholders’ equity (deficit) for the fiscal years ended December 31, 2009, December 31, 2010 and December 31, 2011 and unaudited statements of changes in stockholders’ equity (deficit) for the six months ended June 30, 2012

F-6

Consolidated statements of cash flows for the fiscal years ended December 31, 2009, December  31, 2010 and December 31, 2011 and consolidated unaudited statements of cash flows for the six months ended June 30, 2011 and June 30, 2012

F-8

Notes to audited consolidated financial statements as of December 31, 2010 and December  31, 2011 and for the fiscal years ended December 31, 2009, December 31, 2010 and December 31, 2011 and the unaudited consolidated financial statements as of June 30, 2012 and for the six months ended June  30, 2011 and June 30, 2012

F-9

Huntyard Limited
Report of Independent Registered Public Accounting Firm	F-44

Consolidated profit and loss accounts for the fiscal years ended December 31, 2011 and December 31, 2010	F-45

Consolidated statements of total recognized gains and losses for the fiscal years ended December 31, 2011 and December 31, 2010	F-46

Consolidated balance sheets as of December 31, 2010 and December 31, 2011	F-47

Consolidated statements of cash flows for the fiscal years ended December 31, 2011 and December 31, 2010	F-50

Notes to consolidated financial statements for the fiscal years ended December 31, 2010 and December 31, 2011	F-51

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Bright Horizons Family Solutions Inc.

Watertown, Massachusetts

We have audited the accompanying consolidated balance sheets of Bright Horizons Family Solutions Inc. (the “Company”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, comprehensive (loss) income, changes in stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bright Horizons Family Solutions Inc. as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

August 30, 2012

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,		June 30, 2012
	2010	2011
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$15,438	$30,448	$62,764
Accounts receivable—net	59,122	60,656	48,314
Income taxes receivable	18,118	17	-
Prepaid expenses and other current assets	20,104	20,485	22,787
Prepaid income taxes	8,862	2,070	160
Current deferred income taxes	9,498	10,529	10,859

Total current assets	131,142	124,205	144,884

Fixed assets—net	219,837	237,157	313,060
Goodwill	887,895	947,371	990,894
Other intangibles—net	475,115	453,117	444,270
Deferred income taxes	204	1,814	717
Other assets	7,499	7,500	7,506

Total assets	$1,721,692	$1,771,164	$1,901,331

LIABILITIES, NONCONTROLLING INTEREST AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of long-term debt	$3,654	$4,814	$850
Line of credit payable	18,500	-	-
Accounts payable and accrued expenses	73,688	89,033	113,737
Deferred revenue	82,306	90,845	90,338
Other current liabilities	7,715	8,980	20,326

Total current liabilities	185,863	193,672	225,251

Long-term debt	773,304	794,443	890,510
Accrued rent and related obligations	15,194	18,580	20,098
Other long-term liabilities	18,473	22,526	22,913
Deferred revenue	4,251	3,878	4,106
Deferred income taxes	160,407	156,144	143,322

Total liabilities	1,157,492	1,189,243	1,306,200

Commitments and contingencies (Note 14)

Redeemable noncontrolling interest	-	15,527	15,296

Common stock, Class L, $0.001 par value, at accreted distribution value:
Authorized: 5,000,000 shares
Issued: 1,318,442, 1,318,970, and 1,337,580 shares at December 31, 2010 and 2011 and June 30, 2012, respectively
Outstanding: 1,317,053, 1,317,581, and 1,327,115 shares at December 31, 2010 and 2011 and June 30, 2012, respectively	699,533	772,422	811,548

Stockholders’ deficit:
Common stock, Class A, $0.001 par value:
Authorized: 50,000,000 shares
Issued: 11,865,978, 11,870,730, and 12,040,320 shares at December 31, 2010 and 2011 and June 30, 2012, respectively
Outstanding: 11,853,477, 11,858,229, and 11,946,135 shares at December 31, 2010 and 2011 and June 30, 2012, respectively	12	12	12
Additional paid-in capital	125,734	126,926	144,063
Treasury stock, at cost: 12,501 Class A shares at December 31, 2010 and 2011, and 94,185 Class A shares at June 30, 2012	(125)	(125)	(622)
Accumulated other comprehensive loss	(10,357)	(14,161)	(15,935)
Accumulated deficit	(250,597)	(318,680)	(359,231)

Total stockholders’ deficit	(135,333)	(206,028)	(231,713)

Total liabilities, noncontrolling interest, common stock and stockholders’ deficit	$1,721,692	$1,771,164	$1,901,331

See notes to consolidated financial statements.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data)

	Years ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Revenue	$852,323	$878,159	$973,701	$480,939	$529,585
Cost of services	672,793	698,264	766,500	376,321	407,012

Gross profit	179,530	179,895	207,201	104,618	122,573

Selling, general and administrative expenses	82,798	83,601	92,938	45,196	67,226
Amortization	29,960	27,631	27,427	13,661	13,182

Income from operations	66,772	68,663	86,836	45,761	42,165

Gains from foreign currency transactions	-	-	835	-	-
Interest income	132	28	824	22	62
Interest expense	(83,228)	(88,999)	(82,908)	(43,603)	(40,432)

Income (loss) before income taxes	(16,324)	(20,308)	5,587	2,180	1,795

Income tax benefit (expense)	6,789	10,314	(825)	(924)	(119)

Net (loss) income	(9,535)	(9,994)	4,762	1,256	1,676

Net income attributable to noncontrolling interest	-	-	3	-	134

Net income (loss) attributable to Bright Horizons Family Solutions Inc.	$(9,535)	$(9,994)	$4,759	$1,256	$1,542

Earnings (loss) per share:
Class L—basic and diluted	$44.52	$49.21	$54.33	$26.27	$28.75
Class A—basic and diluted	$(5.85)	$(6.42)	$(5.74)	$(2.87)	$(3.40)

Weighted average number of common shares outstanding:
Class L—basic and diluted	1,315,267	1,315,153	1,317,273	1,317,053	1,325,297
Class A—basic and diluted	11,837,402	11,836,374	11,855,632	11,853,477	11,929,773

See notes to consolidated financial statements.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands)

	Years ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Net (loss) income	$(9,535)	$(9,994)	$4,762	$1,256	$1,676
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	4,185	(1,799)	(5,343)	2,382	(2,139)

Comprehensive (loss) income	(5,350)	(11,793)	(581)	3,638	(463)
Less comprehensive loss attributable to noncontrolling interest	-	-	1,536	-	231

Comprehensive (loss) income attributable to Bright Horizons Family Solutions Inc.	$(5,350)	$(11,793)	$955	$3,638	$(232)

See notes to consolidated financial statements.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share data)

	Common Stock Class A		Additional Paid In Capital	Treasury Stock, at Cost	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance at January 1, 2009	11,842,236	$12	$120,996	$(18)	$(12,743)	$(105,375)	$2,872

Stock-based compensation			2,325				2,325
Exercise of stock options	3,078	-	8				8
Purchase of treasury stock				(85)			(85)
Translation adjustments					4,185		4,185
Accretion of Class L preference						(59,731)	(59,731)
Net loss						(9,535)	(9,535)

Balance at December 31, 2009	11,845,314	12	123,329	(103)	(8,558)	(174,641)	(59,961)

Stock-based compensation			2,354				2,354
Exercise of stock options	20,664	-	51				51
Purchase of treasury stock				(22)			(22)
Translation adjustments					(1,799)		(1,799)
Accretion of Class L preference						(65,962)	(65,962)
Net loss						(9,994)	(9,994)

Balance at December 31, 2010	11,865,978	12	125,734	(125)	(10,357)	(250,597)	(135,333)

Stock-based compensation			1,158				1,158
Exercise of stock options	4,752	-	12				12
Tax benefit from stock option exercises			22				22
Translation adjustments					(3,804)		(3,804)
Accretion of Class L preference						(72,842)	(72,842)
Net income attributable to Bright Horizons Family Solutions Inc.						4,759	4,759

Balance at December 31, 2011	11,870,730	12	126,926	(125)	(14,161)	(318,680)	(206,028)

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share data) (continued)

	Common Stock Class A		Additional Paid In Capital	Treasury Stock, at Cost	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Stock-based compensation (unaudited)			15,799				15,799
Exercise of stock options (unaudited)	169,590	-	440				440
Tax benefit from stock option exercises (unaudited)			898				898
Purchase of treasury stock (unaudited)				(497)			(497)
Translation adjustments (unaudited)					(1,774)		(1,774)
Accretion of Class L preference (unaudited)						(42,093)	(42,093)
Net income attributable to Bright Horizons Family Solutions Inc. (unaudited)						1,542	1,542

Balance at June 30, 2012 (unaudited)	12,040,320	$12	$144,063	$(622)	$(15,935)	$(359,231)	$(231,713)

See notes to consolidated financial statements.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
				(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(9,535)	$(9,994)	$4,762	$1,256	$1,676
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	53,225	53,320	55,451	26,966	29,285
Amortization of original issue discount and deferred financing costs	5,973	6,143	6,330	3,251	3,332
Interest paid in kind	16,183	18,392	20,902	10,117	11,497
Change in the fair value of the interest rate cap	(1,984)	2,258	641	503	64
(Gain) loss on foreign currency transactions	-	-	(835)	-	102
Non-cash revenue and other	(868)	(983)	(342)	(159)	(159)
Impairment losses on long-lived assets and intangibles	-	-	1,262	-	400
Loss (gain) on disposal of fixed assets	574	497	(636)	263	491
Stock-based compensation	2,325	2,354	1,158	583	15,799
Deferred income taxes	1,543	(13,570)	(5,872)	(184)	(13,310)
Changes in assets and liabilities:
Accounts receivable	4,435	(6,968)	(1,487)	19,235	12,688
Prepaid expenses and other current assets	(2,193)	2,241	259	(652)	(558)
Income taxes	(17,239)	447	27,321	9,177	7,673
Accounts payable and accrued expenses	8,337	(1,723)	13,303	13,100	17,767
Deferred revenue	(1,396)	8,592	7,937	(8,093)	(1,356)
Accrued rent and related obligations	3,059	5,791	2,968	1,885	1,515
Other assets	1,892	2,244	614	208	(92)
Other current and long-term liabilities	(459)	1,078	(166)	1,556	3,629

Net cash provided by operating activities	63,872	70,119	133,570	79,012	90,443

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of fixed assets	(43,616)	(39,522)	(42,517)	(18,680)	(27,688)
Proceeds from the disposal of fixed assets	18	5	4,851	9	-
Payments for acquisitions—net of cash acquired	(17,775)	(6,387)	(57,326)	(25,900)	(108,168)

Net cash used in investing activities	(61,373)	(45,904)	(94,992)	(44,571)	(135,856)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments of long-term debt	(3,683)	(3,656)	(4,933)	(4,932)	(5,048)
Borrowings (repayments) on line of credit—net	6,400	(20,300)	(18,500)	(17,500)	-
Borrowings of long-term debt, net of issuance costs of $2.3 million	-	-	-	-	82,321
Purchase of interest rate cap	(984)	-	-	-	-
Purchase of company stock	(422)	(111)	-	-	(5,140)
Proceeds from issuance of company stock	38	258	59	-	2,115
Tax benefit from stock-based compensation	71	312	93	-	3,506

Net cash provided by (used in) financing activities	1,420	(23,497)	(23,281)	(22,432)	77,754

Effect of exchange rates on cash and cash equivalents	563	360	(287)	222	(25)

Net increase in cash and cash equivalents	4,482	1,078	15,010	12,231	32,316
Cash and cash equivalents—beginning of period	9,878	14,360	15,438	15,438	30,448

Cash and cash equivalents—end of period	$14,360	$15,438	$30,448	$27,669	$62,764

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash payments of interest	$62,918	$62,111	$54,706	$29,671	$16,802
Cash payments of taxes	$10,525	$2,738	$3,062	$1,704	$3,035
Non-cash accretion of Class L common stock preferred return	$59,731	$65,962	$72,842	$35,226	$42,093

See notes to consolidated financial statements.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization—Bright Horizons Family Solutions Inc. (“Bright Horizons” or the “Company”) provides workplace services for employers and families throughout the United States, Puerto Rico, Canada, the United Kingdom, Ireland, the Netherlands, and India. Workplace services include center-based child care, education and enrichment programs, elementary school education, back-up dependent care (for children and elders), before and after school care, college preparation and admissions counseling, tuition reimbursement program management, and other family support services.

The Company operates its child care and early education centers under various types of arrangements, which generally can be classified into two categories: (i) the management or cost plus (“Cost Plus”) model, where Bright Horizons manages a work-site child care and early education center under a cost-plus arrangement with an employer sponsor, and (ii) the profit and loss (P&L) model, where the Company assumes the financial risk of the child care and early education center’s operations. The P&L model may be operated under either (a) the sponsored model, where Bright Horizons provides child care and early educational services on a priority enrollment basis for employees of an employer sponsor, or (b) the lease/consortium model, where the Company provides priority child care and early education to the employees of multiple employers located within a real estate developer’s property or the community at large. Under each model type the Company retains responsibility for all aspects of operating the child care and early education center, including the hiring and paying of employees, contracting with vendors, purchasing supplies, and collecting tuition and related accounts receivable.

Basis of Presentation—On May 28, 2008, Bright Horizons Family Solutions, Inc. (the “Predecessor”) completed a transaction (the “Merger”) with affiliates of Bain Capital Partners, LLC (“Bain”), pursuant to which a wholly-owned subsidiary of Bain was merged with and into the Predecessor, which converted to a single member limited liability corporation (LLC), Bright Horizons Family Solutions LLC, and continued as the surviving corporation. Bright Horizons Family Solutions LLC is a wholly-owned subsidiary of Bright Horizons Capital Corp., which is in turn a wholly- owned subsidiary of Bright Horizons Solutions Corp., a subsidiary controlled by affiliates of Bain. In July 2012, Bright Horizons Solutions Corp. changed its name to Bright Horizons Family Solutions Inc.

As part of the Merger, a new basis of accounting was established and the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Financial Statements—The consolidated financial statements and related notes as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements. In the opinion of the Company’s management, the accompanying unaudited interim consolidated financial statements contain all adjustments which are necessary to present fairly its financial position at June 30, 2012, and the results of its operations and cash flows for the six months ended June 30, 2011 and 2012. Such adjustments are of a normal and

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

recurring nature. The results for the six months ended June 30, 2012 are not indicative of the results for the year ended December 31, 2012, or for any future period.

Use of Estimates—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period. The Company’s significant accounting policies in the preparation of the consolidated financial statements relate to revenue recognition, goodwill and other intangibles and common stock valuation and stock-based compensation. Actual results may differ from management’s estimates.

Foreign Operations—The functional currency of the Company’s foreign subsidiaries is their local currency. The assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effect for subsidiaries using a functional currency other than the U.S. dollar is included in accumulated other comprehensive income or loss as a separate component of stockholders’ equity.

The Company’s intercompany accounts are denominated in the functional currency of the foreign subsidiary. Gains and losses resulting from the remeasurement of intercompany receivables that the Company considers to be of a long-term investment nature are recorded as a cumulative translation adjustment in accumulated other comprehensive income or loss as a separate component of stockholders’ equity, while gains and losses resulting from the remeasurement of intercompany receivables from those foreign subsidiaries for which the Company anticipates settlement in the foreseeable future are recorded in the consolidated statement of operations. The net gains and losses recorded in the consolidated statement of operations for the years ended December 31, 2009 and 2010 were not significant. The Company recorded net foreign currency gains of $0.8 million in the consolidated statement of operations for the year ended December 31, 2011 as a result of the settlement of an intercompany note during the year.

Fair Value of Financial Instruments—The Company estimates fair value for certain assets and liabilities and categorizes them based upon the level of judgment associated with the inputs used to measure their fair value and the level of market price observability.

The Company also develops internal estimates of fair value when the volume and level of activity for the asset or liability has significantly decreased or in those circumstances that indicate when a transaction is not orderly.

Financial instruments measured and reported at fair value are classified in one of the following categories:

Level 1—Quoted prices are available in active markets for identical investments as of the reporting date.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The hierarchy requires the use of observable market data when available. The Company considers relevant and observable market prices in its valuations where possible.

Valuation policies and procedures are managed by the Company’s finance group. Fair value measurements, including those categorized as Level 3, are prepared and reviewed at each reporting period.

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, and short and long-term debt. The fair value of the Company’s financial instruments, with the exception of long-term debt, approximates the carrying value due to their short-term nature. The following table shows the carrying value and the fair value of the Company’s long-term debt at December 31, 2010 and 2011, and June 30, 2012 (in millions):

	December 31, 2010		December 31, 2011		June 30, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
					(Unaudited)
Long-term debt	$809	$870	$825	$898	$916	$951

The fair value of the Company’s long-term debt was based on quoted market prices when available. When quoted market prices were not available, the fair value of long-term debt was based on quoted market prices of comparable instruments adjusted for differences between the quoted instruments and the instruments being valued, or was estimated using discounted cash flow analyses, based on current incremental borrowing rates for similar types of borrowing arrangements. The Company based its determination of fair value on quoted market prices for the Company’s Tranche B and Series C term loans, which are classified within Level 1 of the fair value hierarchy. The Company based its determination of fair value on current incremental borrowing rates for similar debt for the senior notes and senior subordinated notes, which are classified within Level 2 of the fair value hierarchy. Significant increases/decreases in yields and borrowing rates could result in significantly higher (lower) fair value measurements.

The Company’s interest rate cap for its Tranche B term loans is carried at fair value and is included in other assets on the consolidated balance sheets. At December 31, 2010 and 2011, and June 30, 2012, the interest rate cap was valued at $0.7 million, $0.1 million, and $4,000 respectively. The fair value of the Company’s interest rate cap is based on model-derived valuations that use observable inputs and market data, which are classified as Level 2 of the fair value hierarchy. Gains and losses associated with changes in the fair value of the interest rate cap are included in interest expense on the consolidated statements of operations.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company’s cash and cash equivalents are classified within Level 1 of the fair value hierarchy.

See Note 9, “Credit Arrangements and Debt Obligations”, for additional information regarding long-term debt and the interest rate cap.

The Company’s policy with respect to transfers between levels of the fair value hierarchy is to recognize transfers into and out of each level as of the end of the reporting period. There have been no transfers between levels during the years ending December 31, 2009, 2010 and 2011 or for the six months ended June 30, 2012.

Concentrations of Credit Risk—Financial instruments that potentially expose the Company to concentrations of credit risk consist mainly of cash and cash equivalents and accounts receivable. The Company mitigates its exposure by maintaining its cash and cash equivalents in financial institutions of high credit standing. The Company’s accounts receivable, which are derived primarily from the services it provides, are dispersed across many clients in various industries with no single client accounting for more than 10% of the Company’s net revenue or accounts receivable. The Company believes that no significant credit risk exists at December 31, 2010 and 2011 or June 30, 2012.

Cash Equivalents—The Company considers all highly liquid investments with maturities when purchased of three months or less to be cash equivalents. Cash equivalents consist primarily of institutional money market accounts.

The Company’s cash management system provides for the funding of the main bank disbursement accounts on a daily basis as checks are presented for payment. Under this system, outstanding checks may be in excess of the cash balances at certain banks, creating book overdrafts. There were no book overdrafts at December 31, 2010 and 2011. Book overdrafts of $3.9 million are included in accounts payable at June 30, 2012.

Accounts Receivable—The Company generates accounts receivable from fees charged to parents and client sponsors and, to a lesser degree, government agencies. The Company monitors collections and payments from these customers and maintains a provision for estimated losses based on historical trends, in addition to provisions established for specific customer collection issues that have been identified. Accounts receivable are stated net of this allowance for doubtful accounts.

Activity in the allowance for doubtful accounts is as follows (in thousands):

	Years ended December 31,			Six months ended June 30, 2012
	2009	2010	2011
				(Unaudited)
Beginning balance	$1,223	$1,675	$1,691	$1,514
Provision	981	1,516	1,043	491
Write offs and adjustments	(529)	(1,500)	(1,220)	(273)

Ending balance	$1,675	$1,691	$1,514	$1,732

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets—Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation or amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or their estimated useful lives. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the consolidated balance sheet and the resulting gain or loss is reflected in the consolidated statements of operations.

Expenditures for maintenance and repairs are expensed as incurred, whereas expenditures for improvements and replacements are capitalized.

Goodwill and Intangible Assets—Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. The Company’s intangible assets principally consist of various customer relationships and contractual rights, and trade names.

Goodwill and intangible assets with indefinite lives are not subject to amortization, but are tested annually for impairment or more frequently if there are indicators of impairment. The Company tests goodwill for impairment by comparing the fair value of each reporting unit, determined by estimating the present value of expected future cash flows, to its carrying value. The Company performs its annual impairment test as of December 31. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the Company’s reporting unit exceeds its carrying amount, the goodwill of the reporting unit is considered not impaired. If the carrying amount of the Company’s reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill. No goodwill impairment losses were recorded in the years ended December 31, 2009, 2010, or 2011.

We test certain trademarks, that are included in our indefinite-lived intangible assets, by comparing the fair value of the trademarks with the carrying value of the trademarks. We estimate the fair value first by estimating the total revenue attributable to the trademarks and then by applying a royalty rate determined by an analysis of empirical, market-derived royalty rates for guideline intangible assets, consistent with the initial valuation and then comparing the estimated fair value of our trademarks with the carrying value. Impairment losses of $0.4 million were recorded in the year ended December 31, 2011 and in the six months ended June 30, 2012 in relation to certain trade names with indefinite lives. No impairment losses were recorded in the years ended December 31, 2009 and 2010 in relation to intangible assets.

Intangible assets that are separable from goodwill and have determinable useful lives are valued separately and are amortized over the estimated period benefited, ranging from four to seventeen years. Intangible assets related to parent relationships are amortized using the double declining balance method over their useful lives. All other intangible assets are amortized on a straight line basis over their useful lives.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-Lived Assets—The Company reviews long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Impairment is assessed by comparing the carrying amount of the asset to the estimated undiscounted future cash flows over the asset’s remaining life. If the estimated cash flows are less than the carrying amount of the asset, an impairment loss is recognized to reduce the carrying amount of the asset to its estimated fair value less any disposal costs. The Company recorded fixed asset impairment losses of $0.1 million, $0.1 million and $0.8 million in the years ended December 31, 2009, 2010 and 2011, respectively. The Company recorded fixed asset impairment losses of $0.3 million in the six months ended June 30, 2012.

Deferred Revenue—The Company records deferred revenue for prepaid tuition and management fees and amounts received from consulting or development projects in advance of services being performed. The Company is also party to agreements where the performance of services extends beyond the current operating cycle. In these circumstances, the Company records a long-term obligation and recognizes revenue over the period of the agreement as the services are rendered.

Leases and Accrued Rent—The Company leases space for certain of its centers and corporate offices. Leases are evaluated and classified as operating or capital for financial reporting purposes. The Company recognizes rent expense from operating leases with periods of free rent and scheduled rent increases on a straight-line basis over the applicable lease term. The difference between rents paid and straight-line rent expense is recorded as accrued rent.

Discount on Long-Term Debt—Original issue discounts on the Company’s debt are recorded as a reduction of long-term debt and are amortized over the life of the related debt instrument in accordance with the effective interest method. Amortization expense is included in interest expense in the consolidated statements of operations.

Deferred Financing Costs—Deferred financing costs are recorded as a reduction of long-term debt and are amortized over the life of the related debt instrument in accordance with the effective interest method. Amortization of this expense is included in interest expense in the consolidated statements of operations.

Other Long-Term Liabilities—Other long-term liabilities consist primarily of amounts payable to clients, pursuant to terms of operating agreements or for deposits held by the Company, and obligations for uncertain tax positions.

Income Taxes—The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax carryforwards, such as net operating losses. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the provision for income taxes in the period that includes the enactment date. The

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Company records a valuation allowance to reduce the carrying amount of deferred tax assets if it is more likely than not that such asset will not be realized. Additional income tax expense is recognized as a result of recording valuation allowances. The Company does not recognize a tax benefit on losses in foreign operations where it does not have a history of profitability. The Company records penalties and interest on income tax related items as a component of tax expense.

Obligations for uncertain tax positions are recorded based on an assessment of whether the position is more likely than not to be sustained by the taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense.

Noncontrolling Interest—The Company recorded the redeemable noncontrolling interest from its acquisition of a 63% ownership interest of a company in the Netherlands at fair value at the date of acquisition. In connection with this acquisition, the Company entered into put and call option agreements with the minority shareholders for the purchase of the noncontrolling interest at a future date at a value based on a contractually determined formula. As a result of the option agreements, the noncontrolling interest is considered redeemable and is classified as temporary equity on the Company’s consolidated balance sheet.

The noncontrolling interest is reviewed at each subsequent reporting period and adjusted, as needed, to reflect its then redemption value.

Revenue Recognition—The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable, and collectability is reasonably assured.

Center-based care revenues consist primarily of tuition, which is comprised of amounts paid by parents, supplemented in some cases by payments from sponsors and, to a lesser extent, by payments from government agencies. Revenue may also include management fees, operating subsidies paid either in lieu of or to supplement parent tuition, and fees for other services. Revenue for center-based care is recognized as the services are performed.

The Company enters into contracts with its employer sponsors to manage and operate their child care and early education centers and/or for the provision of back-up dependent care and other educational advisory services under various terms. The Company’s contracts to operate child care and early education centers are generally three to ten years in length with varying renewal options. The Company’s contracts for back-up dependent care and other educational advisory services are generally one to three years in length with varying renewal options. Revenue for these services are recognized as they are performed.

Common Stock Valuation and Stock-Based Compensation—The Company accounts for stock-based compensation using a fair value method. Stock-based compensation expense is recognized in the consolidated financial statements based on the grant-date fair value of the awards that are expected to vest. This expense is recognized on a straight-line basis over the requisite service period, which generally represents the vesting period, of each separately vesting tranche. The Company calculates the fair value of stock options using the Black-Scholes option-pricing model.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

The key assumption in determining the fair value of stock-based awards on the date of grant is the fair value of the underlying Class L and Class A shares of common stock (collectively referred to herein as “common stock”). The fair value of the underlying common stock is determined using valuation models that rely primarily on a discounted cash flow approach to determine the enterprise value and the probability weighted expected return method to allocate the value of the invested capital to the two classes of stock.

Comprehensive (Loss) Income—Comprehensive (loss) income is comprised of net (loss) income and foreign currency translation adjustments, and is reported in the consolidated statements of comprehensive (loss) income net of taxes for all periods presented. The Company does not provide for U.S. income taxes on the portion of undistributed earnings of foreign subsidiaries that is intended to be permanently reinvested. Therefore, taxes are not provided for the related currency translation adjustments.

Earnings (Loss) Per Share—Net earnings (loss) per share is calculated using the two-class method, which is an earnings allocation formula that determines net income (loss) per share for the holders of the Company’s Class A and Class L shares. The Class L shares contain participation rights in any dividend paid by the Company or upon liquidation of the Company. Net income available to Class A common shareholders includes the effects of any Class L preference amounts. Net income available to shareholders is allocated on a pro rata basis to each share as if all of the earnings for the period had been distributed. Diluted net income (loss) per share is calculated using the treasury stock method for all outstanding stock options and the as-converted method for the Class L shares.

Subsequent Events—We have considered the impact of subsequent events through the issuance date of these financial statements.

2.    ACQUISITIONS

As part of the Company’s growth strategy to expand through strategic acquisitions, the Company has made the following acquisitions in the years ended December 31, 2009, 2010, and 2011 and in the six months ended June 30, 2012.

2009 Acquisitions

In April 2009, the Company acquired all of the outstanding stock of Bupa Childcare Provision Ltd, which operated 32 centers in the United Kingdom. In August 2009, the Company acquired substantially all of the assets of two child care and early education centers in the United States. The aggregate cash consideration for the acquisitions was $20.7 million. The purchase price for these acquisitions has been allocated based on the estimated fair value of the acquired assets and assumed liabilities at the date of acquisition.

The Company acquired total tangible assets of $17.5 million, including cash of $1.7 million and fixed assets of $14.4 million, and assumed liabilities of $2.5 million. In conjunction with these acquisitions, the Company recorded goodwill of $3.8 million, other intangible assets of $2.6 million consisting of customer relationships and trade names, and deferred tax liabilities of $0.7 million for intangible assets subject to amortization that are not deductible for tax purposes. The identified intangible assets will be amortized over five years.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

2.    ACQUISITIONS (continued)

The fair value of the assets acquired in the year ended December 31, 2009 is as follows (in thousands):

Cash paid, net of cash acquired	$19,013
Liabilities assumed	2,496
Goodwill recognized	(3,821)

Fair value of assets acquired	$17,688

In 2009, the Company received $1.2 million relating to the settlement of escrows for the 2008 purchase of Work Options Group, Inc., reducing the initial consideration and cash paid for the acquisition.

The operating results of the acquired businesses have been included in the Company’s consolidated results of operations from the respective dates of acquisition. The goodwill associated with the asset acquisitions in the United States is deductible for tax purposes. The Company incurred deal costs of $0.6 million related to these acquisitions, which have been expensed and are included in selling, general and administrative expenses in the consolidated statement of operations.

2010 Acquisitions

In November 2010, the Company acquired all of the outstanding stock of a child care and early education center in the United States. In December 2010, the Company acquired the assets of a child care and early education center in the United Kingdom and of a provider of tuition management solutions in the United States, which complements the Company’s educational advisory services. The aggregate cash consideration for the acquisitions was $7.1 million. The purchase price for these acquisitions has been allocated based on the estimated fair value of the acquired assets and assumed liabilities at the date of acquisition.

The Company acquired total tangible assets of $1.3 million and assumed liabilities of $0.5 million. In conjunction with these acquisitions, the Company recorded goodwill of $5.4 million and other intangible assets of $0.9 million, consisting of customer relationships and trade names. The identified intangible assets will be amortized over periods of four to nine years. The acquired intangible assets include trade names of $0.2 million that were determined to have indefinite lives.

The fair value of the assets acquired in business combinations in the year ended December 31, 2010 is as follows (in thousands):

Cash paid, net of cash acquired	$6,387
Liabilities assumed	463
Goodwill recognized	(5,407)

Fair value of assets acquired	$1,443

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

2.    ACQUISITIONS (continued)

The operating results of the acquired businesses have been included in the Company’s consolidated results of operations from the respective dates of acquisition. The goodwill associated with the asset acquisitions in the United States and the United Kingdom is deductible for tax purposes. The Company incurred deal costs of $0.1 million related to these acquisitions, which have been expensed and are included in selling, general and administrative expenses in the consolidated statement of operations.

2011 Acquisitions

In March 2011, the Company acquired the assets of 20 child care and early education centers in the United States. Additionally, the Company acquired the assets of a child care and early education center in the United States in November 2011 and of a child care and early education center in the United Kingdom in December 2011. The aggregate cash consideration for the acquisitions was $27.6 million. The purchase price for these acquisitions has been allocated based on the estimated fair value of the acquired assets and assumed liabilities at the date of acquisition.

The Company acquired total tangible assets of $2.2 million and assumed liabilities of $0.8 million. In conjunction with these acquisitions, the Company recorded goodwill of $23.4 million and other intangible assets of $2.8 million, consisting primarily of customer relationships. The identified intangible assets will be amortized over periods of five to nine years.

In July 2011, the Company acquired 63% of a company in the Netherlands that operates 20 child care and early education centers for cash consideration of $29.9 million. As a result, this company became a majority-owned subsidiary of the Company, with its operating results included in the Company’s consolidated results of operations and the 37% of ownership interest retained by the previous owners presented as noncontrolling interest on the Company’s consolidated balance sheet. In connection with this transaction, the Company entered into put and call option agreements with the minority shareholders for the purchase of the noncontrolling interest at a future date at a value based on a contractually determined formula. As a result of the option agreements, the noncontrolling interest is considered redeemable and is classified as temporary equity on the Company’s consolidated balance sheet.

The purchase price for this transaction has been allocated based on the estimated fair value of the acquired assets and assumed liabilities at the date of acquisition. The Company acquired total tangible assets of $9.4 million and assumed liabilities of $4.6 million, and recorded noncontrolling interest of $17.1 million. Additionally, the Company recorded goodwill of $39.5 million; other intangible assets of $3.4 million, consisting of customer relationships and trade name; and deferred tax liabilities of $0.7 million related to intangible assets subject to amortization that are not deductible for tax purposes. The identified intangible assets will be amortized over periods of four to ten years.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

2.    ACQUISITIONS (continued)

The fair value of the assets acquired in business combinations in the year ended December 31, 2011 is as follows (in thousands):

Cash paid, net of cash acquired	$57,228
Liabilities assumed	6,159
Noncontrolling interest	17,063
Goodwill recognized	(62,917)

Fair value of assets acquired	$17,533

The goodwill associated with the acquisitions in the United States and the United Kingdom is deductible for tax purposes. The goodwill for the acquisition in the Netherlands is not deductible for tax purposes. The Company incurred deal costs of $1.1 million related to these acquisitions, which have been expensed and are included in selling, general and administrative expenses in the consolidated statements of operations.

In the year ended December 31, 2011, the Company also paid approximately $0.1 million related to prior year acquisitions.

The operating results of the acquired businesses have been included in the Company’s consolidated results of operations from the respective dates of acquisition. The operating results for the acquired businesses are included in the Company’s consolidated results of operations beginning March 14, 2011 for the acquisition of 20 centers in the United States and beginning July 20, 2011 for the acquisition in the Netherlands. The acquired businesses contributed revenues of $28.0 million and net loss of $0.5 million for the year ended December 31, 2011. The following pro forma summary presents consolidated information as if the business combinations had occurred on January 1, 2010 (in thousands):

	Pro forma (Unaudited)
	Years ended December 31,
	2010	2011
Revenue	$919,581	$992,247
Net (loss) income attributable to Bright Horizons Family Solutions Inc.	$(9,136)	$7,115

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

2.    ACQUISITIONS (continued)

2012 Acquisitions

In May 2012, the Company acquired the outstanding shares of Huntyard Limited, a company that operates 27 child care and early education centers in the United Kingdom, for cash consideration of $110.9 million. The preliminary purchase price for this acquisition has been allocated based on the estimated fair values of the acquired assets and assumed liabilities at the date of acquisition as follows (in thousands):

Cash	$2,872
Accounts receivable	341
Prepaids and other current assets	1,774
Fixed assets	65,580
Intangible assets	4,740
Goodwill	47,426

Total assets acquired	122,733

Accounts payable and accrued expenses	(6,804)
Taxes payable	(656)
Deferred revenue and parent deposits	(3,006)
Deferred taxes	(1,327)

Total liabilities assumed	(11,793)

Purchase price	$110,940

The Company recorded goodwill of $47.4 million, which will not be deductible for tax purposes. Goodwill related to this acquisition is reported within the full service center-based care segment.

Intangible assets of $4.7 million consist of customer relationships that will be amortized over five years. A deferred tax liability of $1.2 million was recorded related to the intangible assets for which the amortization is not deductible for tax purposes.

The Company incurred deal costs of $0.4 million related to this acquisition, which have been expensed and are included in selling, general and administrative expenses in the consolidated statement of operations. The allocation of the purchase price will be finalized as the Company receives additional information regarding the fair value of the acquired assets and assumed liabilities, primarily related to the acquired fixed assets and intangible assets.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

2.    ACQUISITIONS (continued)

The operating results for this acquisition are included in the consolidated results of operations from the date of acquisition. The acquired business contributed revenues of $4.9 million and net income of $0.9 million in the six months ended June 30, 2012. The following pro forma summary presents consolidated information as if the business combination had occurred on January 1, 2011 (in thousands):

	Pro forma (Unaudited)
	Year ended December 31,	Six months ended June 30,
	2011	2011	2012
Revenue	$1,016,125	$501,773	$547,025
Net income attributable to Bright Horizons Family Solutions Inc.	$4,946	$1,946	$3,080

3.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,
	2010	2011
Prepaid workers compensation insurance	$7,699	$9,048
Prepaid rent and other occupancy costs	5,515	5,947
Reimbursable costs	2,713	714
Favorable leases	648	462
Prepaid insurance	998	1,111
Other prepaid expenses and current assets	2,531	3,203

	$20,104	$20,485

Under the terms of the Company’s workers compensation policy, the Company is required to make advances to its insurance carrier pertaining to anticipated claims for all open plan years.

4.    FIXED ASSETS

Fixed assets consist of the following (in thousands):

		December 31,		June 30, 2012
	Estimated useful lives	2010	2011
	(Years)			(Unaudited)
Buildings	20 – 40	$68,549	$71,009	$117,769
Furniture and equipment	3 – 10	46,978	63,985	76,682
Leasehold improvements	Shorter of the lease term or the estimated useful life	135,546	165,397	183,648
Land	—	30,744	29,678	43,141

Total fixed assets		281,817	330,069	421,240
Accumulated depreciation and amortization		(61,980)	(92,912)	(108,180)

Fixed assets, net		$219,837	$237,157	$313,060

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

4.    FIXED ASSETS (continued)

The Company recorded depreciation expense of $23.4 million, $25.7 million, and $28.0 million for the years ended December 31, 2009, 2010, and 2011, respectively. The Company recorded depreciation expense of $13.3 million, and $16.1 million for the six months ended June 30, 2011 and 2012, respectively.

5.    GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill are as follows (in thousands):

	Years ended December 31,		Six months ended June 30, 2012
	2010	2011
			(Unaudited)
Beginning balance	$883,348	$887,895	$947,371
Goodwill additions during the period	5,407	62,917	47,426
Adjustments to prior year acquisitions	35	250	78
Tax benefit from the exercise of continuation options	(312)	(71)	(2,607)
Effect of foreign currency translation	(583)	(3,620)	(1,374)

Ending balance	$887,895	$947,371	$990,894

The following tables reflect intangible assets that are subject to amortization (in thousands):

	Weighted average amortization period	Cost	Accumulated amortization	Net carrying amount
December 31, 2010:
Contractual rights and customer relationships	15.1 years	$360,362	$(71,136)	$289,226
Trade names	4.9 years	743	(333)	410
Non-compete agreements	3 years	29	(20)	9
Other	2.9 years	4,200	(2,978)	1,222

		$365,334	$(74,467)	$290,867

	Weighted average amortization period	Cost	Accumulated amortization	Net carrying amount
December 31, 2011:
Contractual rights and customer relationships	15.0 years	$365,194	$(97,232)	$267,962
Trade names	8.9 years	1,798	(516)	1,282
Non-compete agreements	5 years	54	(29)	25
Other	2.9 years	4,200	(4,200)	-

		$371,246	$(101,977)	$269,269

In the six months ended June 30, 2012, the Company recorded customer relationships of $4.7 million in relation to the Huntyard Limited acquisition completed during the period. These customer relationships will be amortized over 5 years.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

5.    GOODWILL AND INTANGIBLE ASSETS (continued)

The Company has trade names with net carrying values of $184.2 million and $183.8 million at December 31, 2010 and 2011, respectively, which were determined to have indefinite useful lives and are not subject to amortization. On an annual basis, these trade names are subject to an evaluation of the remaining useful life to determine whether events and circumstances continue to support an indefinite useful life, as well as testing for impairment. The Company performed its annual impairment test on December 31, 2011, and recorded impairment losses of $0.4 million in relation to these trade names. An additional impairment loss of $0.4 million was recorded in the six months ended June 30, 2012 in relation to these trade names. No impairment losses were recorded in the years ended December 31, 2009 and 2010.

The Company recorded amortization expense of $30.0 million, $27.6 million, and $27.4 million in the years ended December 31, 2009, 2010, and 2011, respectively, and $13.2 million in the six months ended June 30, 2012.

The Company estimates that it will record amortization expense related to intangible assets existing as of December 31, 2011 as follows over the next five years (in millions):

Estimated amortization expense
2012	$25.8
2013	$24.9
2014	$23.0
2015	$21.8
2016	$21.4

6.    ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following (in thousands):

	December 31,		June 30, 2012
	2010	2011
			(Unaudited)
Accounts payable	$1,815	$7,850	$10,841
Accrued payroll and employee benefits	42,508	47,950	51,486
Accrued insurance	12,244	12,916	12,910
Accrued interest	76	241	8,915
Accrued occupancy costs	2,176	2,272	2,517
Accrued professional fees	1,528	1,777	2,589
Other accrued expenses	13,341	16,027	24,479

	$73,688	$89,033	$113,737

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

7.    OTHER CURRENT LIABILITIES

Other current liabilities consist of the following (in thousands):

	December 31,		June 30, 2012
	2010	2011
			(Unaudited)
Customer amounts on deposit	$5,012	$4,932	$10,460
Accrued rent and other occupancy costs	775	1,116	1,396
Unfavorable leases	656	500	498
Income taxes payable	-	994	6,622
Other miscellaneous liabilities	1,272	1,438	1,350

	$7,715	$8,980	$20,326

8.    OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following (in thousands):

	December 31,
	2010	2011
Customer amounts on deposit	$7,711	$7,492
Liability for uncertain tax positions	6,912	11,050
Other miscellaneous liabilities	3,850	3,984

	$18,473	$22,526

9.    CREDIT ARRANGEMENTS AND DEBT OBLIGATIONS

Long-term debt consists of the following (in thousands):

	December 31,		June 30, 2012
	2010	2011
			(Unaudited)
Revolving credit facility	$18,500	$-	$-
Tranche B term loans	355,875	350,946	346,111
Series C new term loans	-	-	84,787
Senior subordinated notes	300,000	300,000	300,000
Senior notes	153,153	174,055	185,553
Other notes payable	4	-	-
Original issue discount	(13,599)	(10,656)	(9,509)
Deferred financing costs	(18,475)	(15,088)	(15,582)

Total debt	795,458	799,257	891,360
Less current maturities	22,154	4,814	850

Long-term debt	$773,304	$794,443	$890,510

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

9.    CREDIT ARRANGEMENTS AND DEBT OBLIGATIONS (continued)

Long-Term Debt

In 2008, in conjunction with the Merger, Bright Horizons Family Solutions LLC (“BHFS LLC”) entered into agreements with lenders consisting of a Credit and Guaranty Agreement (the “Credit Agreement”) in an aggregate principal amount not to exceed $440 million and a Note Purchase Agreement and Indenture for the issuance of $300 million of senior subordinated notes. In addition, Bright Horizons Capital Corp. (“Capital Corp.”) entered into a Note Purchase Agreement and Indenture for the issuance of $110 million of senior notes. In July of 2011, certain terms and provisions of the Credit Agreement and the Indentures were amended in order to permit the acquisition of a 63% ownership interest in a company in the Netherlands and a subsequent follow-on acquisition of the remaining minority equity interests, and to make certain other investment-related changes.

In May of 2012, certain terms and provisions of the Credit Agreement were further amended to permit the acquisition of the outstanding shares of Huntyard Limited, to increase the size of the incremental facility provided under the Credit Agreement by an additional $35 million, to $85 million, to eliminate the mandatory prepayment provision relating to the issuance of equity interests, and to make other changes to certain other covenants. The full amount of the amended incremental facility under the Credit Agreement was subsequently borrowed by BHFS LLC as Series C new term loans.

Credit and Guaranty Agreement

The Credit and Guaranty Agreement consists of three facilities:

•

$75 million Revolver—BHFS LLC may borrow and repay under the revolving credit facility for a term of six years, terminating on May 28, 2014, with any amounts outstanding at that date payable in full. The net proceeds of the borrowings under the revolving credit facility may be used for general corporate purposes, including, subject to certain sub-limits and covenant requirements, to fund acquisitions and invest in foreign subsidiaries. At BHFS LLC’s option, advances under the revolving credit facility will bear interest at either i) the greater of the Federal Funds Rate plus 0.5% or Prime (the Base Rate) plus a spread based on BHFS LLC’s leverage ratio, or ii) LIBOR (the Eurodollar Rate) plus a spread based on BHFS LLC’s leverage ratio. Commitment fees on the unused portion of the line are payable at a rate ranging from 0.375% to 0.500% per annum based on BHFS LLC’s leverage ratio. No amounts were outstanding at December 31, 2011 under the revolving credit facility. At December 31, 2010, $18.5 million was outstanding under the facility. The interest rate on the outstanding borrowings at December 31, 2010 was 5.5%, and the weighted average interest rate for the years ended December 31, 2009, 2010, and 2011, was 4.9%, 4.8%, and 5.5%, respectively. No amounts were outstanding at June 30, 2012 and there have been no borrowings under the revolving credit facility during the six months ended June 30, 2012.

•

$365 million Tranche B Term Loans—The total available amount of $365 million in aggregate principal was borrowed in 2008 as of the date of the Merger. Principal repayments of $912,500 are due quarterly and commenced September 30, 2008, with the final payment due on May 28, 2015. As a result of the calculation of Consolidated Excess Cash Flow for 2010, the Company prepaid $4.9 million of principal in March 2011, satisfying all four quarterly principal payments

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

9.    CREDIT ARRANGEMENTS AND DEBT OBLIGATIONS (continued)

required in 2011 and a portion of the payments required in 2012. As a result of the calculation of Consolidated Excess Cash Flow for 2011, the Company prepaid $4.8 million of principal in March 2012, satisfying the remaining quarterly principal payments required in 2012 and a portion of the payments required in 2013. At BHFS LLC’s option, the term loans bear interest at either i) the greater of the Federal Funds Rate plus 0.5% or Prime (the Base Rate) plus 3.0%, or ii) LIBOR (the Eurodollar Rate) plus 4.0%. Prior to May 28, 2011, the third anniversary of the agreement, both the Base Rate and Eurodollar Rate were subject to floors of 4.5% and 3.5%, respectively. At December 31, 2010 and 2011, $355.9 million and $350.9 million were outstanding in term loans, respectively, and at June 30, 2012, BHFS LLC had $346.1 million outstanding. The interest rate on the outstanding term loans was 7.5% at December 31, 2010 and 4.3% at December 31, 2011. The weighted average interest rate for both of the years ended December 31, 2009 and 2010 was 7.5% and for the year ended December 31, 2011 was 5.6%. At June 30, 2012, the interest rate on the outstanding term loans was 4.3%, which was the weighted average interest rate for the six months then ended.

In 2009, BHFS LLC entered into an interest rate cap agreement with a bank to hedge changes in LIBOR over the term of the agreement such that the maximum interest BHFS LLC would be subject to would be 7.0% plus the spread of 4.0%. The agreement expires June 30, 2014. The interest rate cap is carried at fair value and is included in other assets on the consolidated balance sheets. The interest rate cap, which had an original cost of $1.0 million, had a fair value of $0.7 million and $0.1 million at December 31, 2010 and 2011, respectively. Changes in the fair value of the interest rate cap are recorded in interest expense, which were a decrease to interest expense of $2.0 million in the year ended December 31, 2009, an increase to interest expense of $2.3 million and of $0.6 million in the years ended December 31, 2010 and 2011, respectively.

•

$85 million Series C New Term Loans—The entire $85 million available under the incremental facility was borrowed in May 2012. Principal repayments of $212,500 are due quarterly and commenced June 30, 2012, with the final payment due on May 23, 2017. At BHFS LLC’s option, the new term loans bear interest at either i) the greater of the Federal Funds Rate plus 0.5% or Prime (the Base Rate) plus 3.25%, or ii) LIBOR (the Eurodollar Rate) plus 4.25%. Both the Base Rate and Eurodollar Rate are subject to floors of 2.0% and 1.0%, respectively. At June 30, 2012, $84.8 million of Series C new term loans were outstanding and the interest rate on the outstanding loans at June 30, 2012 was 5.25%.

Debt outstanding under the Credit and Guaranty Agreement is secured by substantially all of the assets of the Company’s subsidiaries located in the United States, and is guaranteed by all of the Company’s wholly-owned U.S.-based subsidiaries. The Credit and Guaranty Agreement requires that the Company maintain compliance with specified financial ratios and other covenants, including a minimum interest coverage ratio, a maximum total leverage ratio, a maximum capital expenditures requirement, and certain limitations on additional indebtedness and the acquisitions and dispositions of assets. Amounts outstanding under the Credit and Guaranty Agreement are also subject to mandatory prepayment provisions based on cash flow generation, certain asset sales, or additional debt.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

9.    CREDIT ARRANGEMENTS AND DEBT OBLIGATIONS (continued)

Original Issue Discount

The revolving credit facility and the Tranche B term loans were issued with original issue discount (OID) of $20.5 million; the Series C new term loans issued in May 2012 were issued with OID of $425,000. The OID is amortized over the stated term of each facility with amounts amortized in each period included in interest expense. For the years ended December 31, 2009, 2010, and 2011, the total amount of amortized OID included in interest expense was $2.7 million, $2.8 million, and $2.9 million, respectively. For the six months ended June 30, 2012, the total amount of amortized OID included in interest expense was $1.6 million.

Note Purchase Agreements and Indentures

The Note Purchase Agreements and respective Indentures consist of:

•

$300 million of Senior Subordinated Notes: The senior subordinated notes were issued by BHFS LLC on May 28, 2008, bearing a fixed annual interest rate of 11.5% computed on the basis of a 360-day year and twelve 30-day months. Interest is payable quarterly and the senior subordinated notes mature and are payable in full on May 28, 2018. The senior subordinated notes are guaranteed by all of the Company’s wholly-owned US-based subsidiaries.

•

$110 million of Senior Notes: The senior notes were issued by Capital Corp. on May 28, 2008, bearing a fixed annual interest rate of 13.0% computed on the basis of a 360-day year and twelve 30-day months. Interest is payable quarterly in arrears and the senior notes mature and are payable in full on November 28, 2018. At Capital Corp.’s option, interest due on or before May 28, 2013, is payable in cash or by such interest being added to the principal. Interest added to the principal is payable in full in 2013. After May 28, 2013, interest due is payable in cash. At June 30, 2012, the Company had $185.6 million of aggregate principal amount of the senior notes outstanding, which includes the interest that has been added to the principal. The senior notes are not guaranteed by any of the Company’s subsidiaries.

The Indentures and the Note Purchase Agreements do not contain any financial maintenance covenants.

Deferred Financing Fees

BHFS LLC and Capital Corp. incurred financing fees of $27.1 million in connection with the 2008 debt agreements and BHFS LLC incurred an additional $2.3 million related to the 2012 Series C new term loans. These fees are being amortized over the terms of the related debt instruments and such amortization is included in interest expense in the consolidated statements of operations. Amortization expense relating to these deferred financing costs for the years ended December 31, 2009, 2010, and 2011, was $3.3 million, $3.3 million, and $3.4 million, respectively. Amortization expense relating to these fees for the six months ended June 30, 2012 was $1.8 million.

Overdraft Facilities

The Company’s subsidiaries in the United Kingdom maintain an overdraft facility with a U.K. bank to support local short-term working capital requirements. The overdraft facility is repayable upon demand from the U.K. bank. The facility provides maximum borrowings of £0.3 million (approximately

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

9.    CREDIT ARRANGEMENTS AND DEBT OBLIGATIONS (continued)

$0.4 million at December 31, 2011) and is secured by a cross guarantee by and among the Company’s subsidiaries in the United Kingdom and a right of offset against all accounts maintained by the subsidiaries at the lending bank. The overdraft facility bears interest at the U.K. bank’s base rate plus 2.15%. At December 31, 2010 and 2011 there were no amounts outstanding under the overdraft facility. There were no borrowings outstanding under the facility during 2011 and the weighted average interest rate for the years ended December 31, 2009 and 2010 was 6.5% and 3.075%, respectively. No borrowings were outstanding at June 30, 2012.

The Company’s majority-owned subsidiary in the Netherlands, acquired in 2011, maintains a revolving credit facility with a Dutch bank consisting of a €1.0  million (approximately $1.3 million at December 31, 2011) general facility to support working capital and letter of credit requirements, and a €2.5 million (approximately $3.2 million at December 31, 2011) current account facility to support the construction and fit out of new child care centers. The current account facility is reduced by €0.25 million quarterly, beginning April 1, 2012 and ending at the termination of the facility on January 1, 2014. Both facilities are repayable upon demand from the Dutch bank and are secured by a right of offset against all accounts maintained by the Company at the lending bank. The current account facility is secured by an additional pledge of equipment. Both facilities bear interest at the bank’s Euro base rate plus 1.5%. At December 31, 2011, there were no amounts outstanding under the facility. The weighted average interest rate for the year ended December 31, 2011 was 5.95%. No borrowings were outstanding at June 30, 2012.

10.    REDEEMABLE NONCONTROLLING INTEREST

As discussed in Note 2, “Acquisitions”, in July 2011, the Company acquired a 63% ownership interest of a company in the Netherlands. The company’s operating results are included in the Company’s consolidated results of operations from the date of acquisition and the 37% ownership interest retained by the previous owners is presented as redeemable noncontrolling interest on the Company’s consolidated balance sheet. The redeemable noncontrolling interest was measured at fair value at the date of acquisition and is reviewed at each subsequent reporting period and adjusted, as needed, to reflect its then redemption value. No adjustments have been recorded to date. The redeemable noncontrolling interest was recorded at a fair value of $17.1 million at the date of acquisition, which was determined based upon standard valuation techniques using unobservable inputs of discounted cash flow analysis and an industry peer comparable analysis.

The following is a reconciliation of the changes in the redeemable noncontrolling interest for the year ended December 31, 2011 and the six months ended June 30, 2012 (in thousands):

	Year ended December 31, 2011	Six months ended June 30, 2012
		(Unaudited)
Balance at beginning of the period	$-	$15,527
Fair value at acquisition	17,063	-
Net income attributable to noncontrolling interest	3	134
Effect of foreign currency translation	(1,539)	(365)

Balance at end of period	$15,527	$15,296

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

11.    INCOME TAXES

(Loss) income before income taxes consists of the following (in thousands):

	Years ended December 31,
	2009	2010	2011
United States	$(12,648)	$(19,321)	$3,973
Foreign	(3,676)	(987)	1,614

Total	$(16,324)	$(20,308)	$5,587

Income tax (benefit) expense consists of the following (in thousands):

	Years ended December 31,
	2009	2010	2011
Current tax (benefit) expense
Federal	$(9,137)	$2,068	$(2,063)
State	(506)	1,277	1,517
Foreign	382	231	7,120

	(9,261)	3,576	6,574
Deferred tax (benefit) expense
Federal	2,997	(11,213)	(1,292)
State	(21)	(2,419)	523
Foreign	(504)	(258)	(4,980)

	2,472	(13,890)	(5,749)

Income tax (benefit) expense	$(6,789)	$(10,314)	$825

The following is a reconciliation of the U.S. Federal statutory rate to the effective rate on pretax (loss) income (in thousands):

	Years ended December 31,
	2009	2010	2011
Federal tax (benefit) expense computed at statutory rate	$(5,713)	$(7,108)	$1,956
State tax (benefit) expense, net of federal tax	(825)	(1,391)	1,502
Valuation allowance, net	1,532	89	(5,018)
Permanent differences and other, net	(1,935)	(1,753)	(182)
Change in state tax rate	-	-	(1,599)
Change to uncertain tax positions, net	152	(151)	4,166

Income tax (benefit) expense	$(6,789)	$(10,314)	$825

The Company had an income tax expense of $0.1 million on pre-tax income of $1.8 million in the six months ended June 30, 2012. The tax expense includes the recognition of the benefit of permanent items, the net change in tax rate, and the increase in the reserves for uncertain tax positions.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

11.    INCOME TAXES (continued)

Significant components of the Company’s net deferred tax liability are as follows (in thousands):

	December 31,
	2010	2011
Deferred tax assets:
Current deferred tax assets:
Reserve on assets	$372	$525
Liabilities not yet deductible	8,679	9,502
Deferred revenue	453	326
Depreciation	-	84
Other	92	146

	9,596	10,583
Valuation allowance	(115)	(3)

Net current deferred tax assets	9,481	10,580

Non-current deferred tax assets:
Net operating loss and credit carryforwards	6,662	6,257
Liabilities not yet deductible	10,093	9,991
Deferred revenue	157	471
Stock-based compensation	2,210	2,606
Other	3,474	3,657
Deferred financing costs	1,541	1,273

	24,137	24,255
Valuation allowance	(6,393)	(1,007)

Net non-current deferred tax assets	17,744	23,248

Total net deferred tax assets	27,225	33,828

Deferred tax liabilities:
Intangible assets	(172,309)	(163,316)
Depreciation	(5,621)	(14,313)

Total deferred tax liabilities	(177,930)	(177,629)

Net deferred tax liability	$(150,705)	$(143,801)

During 2012, the overall deferred tax liability has decreased by $12.1 million, due to the book to tax difference in depreciation, the treatment of amortization on intangible assets and stock-based compensation.

At December 31, 2011, the Company had a deferred tax asset of $6.3 million, representing the tax effect of net operating losses and tax credit carryforwards. The components of this deferred tax asset are $0.9 million related to net operating losses in a number of states which have expiration dates through 2031; $2.1 million of Federal net operating losses which will expire starting in 2028; $2.0 million of Federal tax credits, which have been carried forward to be used against taxable income; and lastly, $1.3 million of foreign net operating losses that will begin to expire in 2030 or can be carried forward indefinitely.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

11.    INCOME TAXES (continued)

The Company has recorded valuation allowances on certain foreign net operating losses where it has not had a history of profitability. The valuation allowance on foreign deferred assets decreased by $0.2 million and $5.5 million in the years ended December 31, 2010 and 2011, respectively. The net decrease in 2010 was due to fewer deferred tax assets requiring valuation allowance. The valuation allowance decreased from $6.5 million to $1.0 million in 2011, primarily as a result of a decrease in the valuation allowance in a foreign subsidiary which is currently profitable and has projected continued profitability in future periods.

The Company does not provide for U.S. income taxes on the portion of undistributed earnings of foreign subsidiaries that is intended to be permanently reinvested. These earnings may become taxable in the United States upon the sale or liquidation of these foreign subsidiaries or upon the remittance of dividends. At this time, it is not practicable to estimate the amount of deferred tax liability on such earnings.

Uncertain Tax Positions

The Company follows the authoritative guidance relating to the accounting for uncertainty in income taxes. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in thousands):

	Years ended December 31,
	2010	2011
Beginning balance	$7,074	$6,912
Additions for tax positions of prior years	437	5,179
Additions for tax positions of current year	-	557
Settlements	(57)	-
Reductions for tax positions of prior years	(542)	(1,598)

Ending balance	$6,912	$11,050

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. The Company’s current provision for income tax expense for the years ended December 31, 2009, 2010, and 2011 included $0.6 million, $0.4 million, and $0.8 million, respectively, of interest and penalties related to tax positions of the Company. The liability for total interest and penalties at December 31, 2010 and 2011 was $2.5 million and $3.1 million, respectively, and is included in other long-term liabilities. There have not been any significant changes to the uncertain tax positions in 2012 and additional interest on the unrecognized tax benefits has been included in the tax expense in the consolidated statement of operations.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

11.    INCOME TAXES (continued)

The total amount of unrecognized tax benefits that if recognized would affect the Company’s effective tax rate is $9.2 million. The Company does not expect a material reduction to the reserve in the next twelve months.

The Company and its domestic subsidiaries are subject to U.S. Federal income tax as well as multiple state jurisdictions. U.S. Federal income tax returns are typically subject to examination by the Internal Revenue Service (IRS) and the statute of limitations for Federal income tax returns is three years. The Predecessor’s 2006, 2007, and May 28, 2008 Federal tax returns were audited by the IRS and the audit was completed in 2011 for the May 28, 2008 Federal tax return and amended 2006 Federal tax return. The $1.6 million reduction during 2011 for tax positions of prior years is principally due to the resolution and completion of the 2008 U.S. Federal income tax audit of the Predecessor. The Company’s filings for 2008 through 2010 are subject to audit based upon the Federal statute of limitations.

State income tax returns are generally subject to examination for a period of three to five years after filing of the respective return. The state impact of any Federal changes remains subject to examination by various states for a period of up to one year after formal notification to the states. There were no significant settlements of state audits during 2011. As of December 31, 2011, there was one state income tax audit pending and during 2012, the state audit was closed and an insignificant settlement payment was charged to income tax expense.

The Company is also subject to corporate income tax at its subsidiaries located in the United Kingdom, the Netherlands, India, Canada, Ireland, and Puerto Rico. The tax returns for the Company’s subsidiaries located in foreign jurisdictions are subject to examination for periods ranging from one to seven years.

12.    STOCKHOLDER’S EQUITY AND STOCK-BASED COMPENSATION

Equity Incentive Plan

The Company has an incentive compensation plan under which, as of December 31, 2011, it was authorized to grant options to acquire Class A common stock to employees and directors, as well as to consultants and advisors to the Company. Excluding options rolled over from the Predecessor in conjunction with the Merger, under the terms of the 2008 Equity Incentive Plan, as amended on March 7, 2011 (the “Plan”), approximately 1.5 million shares of Class A common stock were available for issuance upon exercise of awards granted under the plan. As of December 31, 2011, there were approximately 106,000 shares of Class A common stock remaining available for grant under the Plan. On March 9, 2012 the stockholders of the Company voted to increase the number of shares available to be issued in respect of awards granted under the plan to 2.9 million shares of Class A common stock and 150,000 shares of Class L common stock.

Stock options granted under the Plan are subject to either a service condition or a service condition and a performance condition, and expire at the earlier of ten years from date of grant or termination of the holder’s employment with the Company, unless such termination was due to death, disability or retirement, unless otherwise determined by the Administrator of the Plan. The majority of the options have a requisite service period of five years, with 40% of the options vesting on the second

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

12.    STOCKHOLDER’S EQUITY AND STOCK-BASED COMPENSATION (continued)

anniversary of the date of grant and 20% vesting on each of the third, fourth and fifth anniversaries. Certain options have a requisite service period of three to four years, with 33% of the options vesting on the first or second anniversary of the date of grant and 33% vesting on each of the following anniversaries until fully vested. The performance based options additionally require the occurrence of a Change in Control, as defined in the Plan, or the closing of an initial public offering. For stock options granted with a service condition only, stock-compensation expense is recognized on a straight-line basis over the requisite service period of each separately vesting tranche. For stock options granted with a service and performance condition, stock-compensation expense will be recognized upon the Change in Control, as defined in the Plan, or the closing of an initial public offering, to the extent that the requisite service period is already fulfilled.

On March 9, 2012, the Board of Directors approved the exchange of existing stock options to acquire Class A common stock for options to acquire a combination of shares of Class A and Class L common stock (the “stock option exchange”). Options to purchase a total of 1,401,750 shares of Class A common stock were exchanged as of May 2, 2012 for options to acquire 90,630 shares of Class L common stock and 815,670 shares of Class A common stock, based on an exchange ratio of options to purchase approximately 15.5 shares of Class A common stock for a new option to purchase nine shares of Class A common stock and one share of Class L common stock. The exercise price for each new award was $6.09 per share of Class A common stock and $511.51 per share of Class L common stock. This transaction was accounted for as a modification. The Company expects to incur total incremental stock compensation expense of approximately $19.0 million related to the stock option exchange, of which approximately $12.7 million was recognized in the six months ended June 30, 2012 related to the requisite service period already fulfilled. The remaining incremental expense will be recognized on a straight-line basis over the remaining requisite service period of each separately vesting tranche of approximately 2 years. There were no modifications made to awards during the years ended December 31, 2009, 2010, and 2011.

As of June 30, 2012, there were approximately 27,090 shares of Class L common stock and 1,758,810 shares of Class A common stock available for grant.

Treasury Stock

During the years ended December 31, 2009 and 2010, the Company repurchased a total of 8,442 shares and 2,214 shares, respectively, of Class A common stock. There were no stock repurchases during the year ended December 31, 2011. During the six months ended June 30, 2012, the Company repurchased a total of 81,684 shares of Class A common stock. The Company accounts for treasury stock under the cost method. As of December 31, 2011 and June 30, 2012, the Company had recorded $0.1 million and $0.6 million, respectively, in Class A treasury stock based on the fair market value of the shares on the respective dates of repurchase.

Common Stock

The Company’s charter authorizes the issuance of two classes of common stock, Class L and Class A. The rights of the holders of Class L and Class A shares are identical, except with respect to priority in the event of a liquidation distribution, as defined in the Company’s charter. The Class L common stock is entitled to a preference with respect to all liquidation distributions by the Company until the holders of Class L common stock have received an amount equal to the Class L base amount of $405 per share. Thereafter, the Class L shares and the Class A shares will receive any liquidation

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

12.    STOCKHOLDER’S EQUITY AND STOCK-BASED COMPENSATION (continued)

distributions made by the Company pro rata based on the number of outstanding Class A shares (treating each Class L share as one outstanding Class A share, subject to appropriate adjustment in the event of any stock split, stock dividend or similar event affecting the Class A shares). In the event of a change of control or an initial public offering of the Company, each outstanding share of Class L common stock is convertible into a number of shares of Class A common stock equal to one (subject to appropriate adjustment in the event of any stock split, stock dividend or similar event affecting the Class A shares) plus a number of additional shares of Class A common stock determined by dividing the accreted preference (which is equal to the Class L base amount of $405 per share plus an amount sufficient to generate an internal rate of return of 10% per annum on the Class L base amount) by the applicable per share price (as defined in the Company’s charter). Class L common stock is classified outside of permanent equity in the consolidated balance sheets at its preferential distribution amount, as the timing of the distribution event is outside of the control of the Company. The Class L preferred return of 10% per annum, compounded quarterly, is added to the Class L preferential distribution amount each period and recorded as an increase to accumulated deficit.

Repurchases of Class L common stock are recorded under the cost method as reductions to Class L common stock. During the years ended December 31, 2009 and 2010, the Company repurchased a total of 938 shares and 246 shares, respectively, of Class L common stock. There were no stock repurchases during the year ended December 31, 2011. During the six months ended June 30, 2012, the Company repurchased a total of 9,076 shares of Class L common stock. As of December 31, 2011 and June 30, 2012, the Company had recorded $0.5 million and $5.1 million, respectively, in Class L treasury stock based on the fair market value of the shares on the respective dates of repurchase.

The following is a reconciliation of the changes in Class L common stock for the years ended December 31, 2009, 2010, and 2011 and the six months ended June 30, 2012 (in thousands, except share data):

	Shares Issued	Shares Outstanding	Amount
Class L common stock, balance at January 1, 2009	1,315,804	1,315,599	$574,028
Issuance of Class L common stock	342	342	31
Repurchase of Class L common stock	-	(938)	(338)
Accretion of Class L preferred return	-	-	59,731

Class L common stock, balance at December 31, 2009	1,316,146	1,315,003	633,452
Issuance of Class L common stock	2,296	2,296	208
Repurchase of Class L common stock	-	(246)	(89)
Accretion of Class L preferred return	-	-	65,962

Class L common stock, balance at December 31, 2010	1,318,442	1,317,053	699,533
Issuance of Class L common stock	528	528	47
Accretion of Class L preferred return	-	-	72,842

Class L common stock, balance at December 31, 2011	1,318,970	1,317,581	772,422
Issuance of Class L common stock (unaudited)	18,610	18,610	1,675
Repurchase of Class L common stock (unaudited)	-	(9,076)	(4,642)
Accretion of Class L preferred return (unaudited)	-	-	42,093

Class L common stock, balance at June 30, 2012 (unaudited)	1,337,580	1,327,115	$811,548

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

12.    STOCKHOLDER’S EQUITY AND STOCK-BASED COMPENSATION (continued)

Stock-Based Compensation

The Company recognized the impact of all stock-based compensation in its consolidated statements of operations for the years ended December 31, 2009, 2010, and 2011 and for the six months ended June 30, 2011 and 2012, and did not capitalize any amounts on the consolidated balance sheets. In the years ended December 31, 2009, 2010, and 2011, the Company recorded stock compensation expense of $2.3 million, $2.4 million, and $1.2 million, respectively, in selling, general and administrative expenses in the consolidated statements of operations, which generated an income tax benefit of $0.9 million, $0.9 million, and $0.5 million, respectively. In the six months ended June 30, 2011 and 2012, the Company recorded stock compensation expense of $0.6 million and $15.8 million, respectively, in selling, general and administrative expenses in the consolidated statements of operations. The stock compensation expense for the six months ended June 30, 2012 includes $12.7 million related to the stock option exchange, $2.7 million related primarily to the vested portion of option awards granted during the period, with the remaining $0.4 million related to option awards granted in prior years.

There were no share-based liabilities paid during the period.

Stock Options

In conjunction with the Merger, various members of management rolled over certain vested and unexercised options in the Predecessor as investments in the Company; these rolled over options were substituted for continuation options to acquire a combination of shares in the Company in a ratio of nine shares of Class A common stock for every one share of Class L common stock. Prior to any change of control or initial public offering of the Company, the exercise of continuation options may only be satisfied by delivery of nine Class A shares and one Class L share for each share group. Upon any change of control or initial public offering of the Company options to purchase shares of Class L common stock will convert into options to purchase common stock on a basis consistent with the conversion of our Class L common stock into common stock, with a corresponding adjustment to exercise price. A total of 472,709 pre-Merger options were rolled over, and substituted for 26,777 options to acquire an aggregate of 240,993 shares of Class A common stock and 26,777 shares of Class L common stock. The continuation options had been fully expensed by the Predecessor as of the date of the Merger, and, therefore, there is no expense for these options in the accompanying consolidated statements of operations.
The following table reflects stock option activity for the continuation options for the year ended December 31, 2011 and the six months ended June 30, 2012:

	Weighted Average Remaining Contractual Life in Years	Number of Options on Class L Shares	Class L Weighted Average Exercise Price	Number of Options on Class A Shares	Class A Weighted Average Exercise Price
Outstanding at January 1, 2011	1.9	23,719	$90.00	213,471	$2.50
Exercised		(528)	90.00	(4,752)	2.50

Outstanding and Exercisable at December 31, 2011	0.9	23,191	$90.00	208,719	$2.50
Exercised (Unaudited)		(18,610)	90.00	(167,490)	2.50

Outstanding and Exercisable at June 30, 2012 (Unaudited)	1.0	4,581	$90.00	41,229	$2.50

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

12.    STOCKHOLDER’S EQUITY AND STOCK-BASED COMPENSATION (continued)

The aggregate intrinsic value (pre-tax) was $9.8 million and $1.9 million for the Company’s outstanding and exercisable continuation options on Class L shares at December 31, 2011 and June 30, 2012, respectively, based on the fair value of the continuation options Class L shares of $511.51 at both dates. The aggregate intrinsic value (pre-tax) was $0.8 million and $0.1 million for the Company’s outstanding and exercisable continuation options on Class A shares at December 31, 2011 and June 30, 2012, respectively, based on the fair value of the continuation options Class A shares of $6.09 at both dates. The aggregate intrinsic value represents the net amount that would have been received by the option holders had they exercised all of their outstanding options and those which were fully vested on that date.

The total aggregate intrinsic value of exercised continuation options was $0.1 million, $0.8 million, and $0.2 million for the years ended December 31, 2009, 2010, and 2011, respectively, based on the fair value of Class L common shares of $360.00, $404.37 and $472.70, respectively and based on the fair value of Class A common shares of $10.00, $5.07 and $9.02, respectively. The total aggregate intrinsic value of exercised continuation options was $8.4 million for the six months ended June 30, 2012, based on the fair value of Class L common shares of $511.51 and Class A common shares of $6.09 at the date of exercise.

The fair value of each stock option of Class A and Class L shares granted was estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

	Years ended December 31,			Six months ended June 30, 2012
	2009	2010	2011
	Class A Shares	Class A Shares	Class A Shares	Class L Shares	Class A Shares
				(Unaudited)
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%
Expected stock price volatility	82.0%	82.0%	82.0%	79.2%	79.2%
Risk free interest rate	1.31%	1.4%	1.2%	0.68%	0.68%
Expected life of options	3.44 years	3.69 years	3.47 years	4.16 years	4.16 years
Weighted average fair value per share of options granted during the period	$4.12	$2.20	$5.28	$291.83	$3.47

The expected stock price volatility is based upon the historical volatility of the Predecessor’s stock price over the expected life of the options, as well as the historical volatility of the stock price over the expected life of the options of similar companies that are publicly traded.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

12.    STOCKHOLDER’S EQUITY AND STOCK-BASED COMPENSATION (continued)

The following table reflects stock option activity under the Company’s equity plan for the year ended December 31, 2011 and the six months ended June 30, 2012:

	Weighted Average Remaining Contractual Life in Years	Class L Shares		Class A Shares
		Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2011	7.8	-	$-	1,294,750	$10.00
Granted		-	-	131,000	10.32
Forfeited		-	-	(16,250)	10.00

Outstanding at December 31, 2011	7.0	-	$-	1,409,500	$10.03
Exercisable at December 31, 2011	6.4	-	$-	372,050	$10.00
Vested and expected to vest at December 31, 2011	7.0	-	$-	1,305,755	$10.04

Exercised		-	-	(2,100)	10.00
Forfeited		-	-	(5,650)	10.00
Cancellations(1)		-	-	(1,401,750)	10.03
Option exchange(1)		90,630	511.51	815,670	6.09
Granted		32,556	511.51	293,004	6.09
Forfeited		(276)	511.51	(2,484)	6.09

Outstanding at June 30, 2012	6.5	122,910	$511.51	1,106,190	$6.09
Exercisable at June 30, 2012	6.1	40,483	$511.51	364,347	$6.09
Vested and expected to vest at June 30, 2012	6.5	117,628	$511.51	1,058,656	$6.09

(1)	Represents option exchange consummated on May 2, 2012.

At December 31, 2011, the Company’s outstanding and exercisable options for Class A shares did not have an aggregate intrinsic value as the exercise price exceeded their fair value. At June 30, 2012, the Company’s outstanding and exercisable options for Class L and Class A shares did not have an aggregate intrinsic value as the exercise price equaled their fair value.

Vested and expected to vest options at December 31, 2011 did not have an aggregate intrinsic value as the exercise price exceeded their fair value at December 31, 2011. Vested and expected to vest options at June 30, 2012 did not have an aggregate intrinsic value as the exercise price equaled their fair value at June 30, 2012.

The fair value (pre-tax) of options that vested during the years ended December 31, 2010 and 2011 were $1.4 million and $0.8 million, respectively. No options vested during the year ended December 31, 2009. The fair value (pre-tax) of options that vested during the six months ended June 30, 2011 was $0.7 million. The fair value (pre-tax) of options that vested during the six months ended June 30, 2012 were $4.2 million for options on Class L common stock and $0.4 million for options on Class A common stock.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

12.    STOCKHOLDER’S EQUITY AND STOCK-BASED COMPENSATION (continued)

As of December 31, 2011 and June 30, 2012, there was $1.1 million and $9.7 million, respectively, of total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Plan. That expense is expected to be recognized over the remaining requisite service period for options with a service condition, and upon a change in control, as defined in the Plan, or the closing of an initial public offering, to the extent that the requisite service period is already fulfilled for options with a service and performance condition. The weighted average remaining requisite service period was approximately two years at December 31, 2011 and June 30, 2012.

Cash received by the Company from the exercise of stock options for the years ended December 31, 2009, 2010, and 2011, was $38,000, $0.3 million, and $0.1 million, respectively. The actual tax benefits realized for the tax deductions from option exercises were $0.1 million, $0.3 million, and $0.1 million, in the years ended December 31, 2009, 2010, and 2011, respectively. Cash received by the Company from the exercise of stock options for the six months ended June 30, 2012 was $2.1 million. The actual tax benefits realized for the tax deductions from option exercises were $3.5 million in the six months ended June 30, 2012. There were no stock option exercises in the six months ended June 30, 2011.

The Company realizes a tax deduction upon the exercise of non-qualified stock options due to the recognition of compensation expense in the calculation of its taxable income. The amount of the compensation recognized for tax purposes is based on the difference between the market value of the common stock and the option price at the date the options are exercised. Tax benefits related to the exercise of the continuation options were credited to goodwill as they had been previously expensed by the Predecessor.

13.    EARNINGS PER SHARE

As the Company has both Class L and Class A common stock outstanding and Class L has preference with respect to all liquidation distributions, net (loss) earnings per share is calculated using the two-class method, which requires the allocation of earnings to each class of common stock.

The numerator in calculating Class L basic and diluted earnings per share is the Class L preference amount accrued during the year presented plus, if positive, a pro rata share of an amount equal to consolidated net income less the Class L preference amount.

The numerator in calculating Class A basic and diluted earnings per share is an amount equal to consolidated net income less the Class L preference amount and Class L pro rata share amount, if any.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

13.    EARNINGS PER SHARE (continued)

The weighted average number of common shares in the common diluted earnings per share calculation excludes all Class L shares and stock options outstanding during the respective periods, as they would not be dilutive. The weighted average number of Class L shares in the earnings per share calculation excludes all Class L stock options outstanding during the respective periods as they would not be dilutive. The computation of basic and diluted earnings per common share is as follows (in thousands, except share and per share amounts):

	Years ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Net (loss) income—basic and diluted	$(9,535)	$(9,994)	$4,759	$1,256	$1,542
Accretion of Class L preference	58,559	64,712	71,568	34,603	38,102
Accretion of Class L preference for vested options	1,171	1,251	1,274	623	3,992

Net (loss) available to common shareholders	$(69,265)	$(75,957)	$(68,083)	$(33,970)	$(40,552)

Allocation of net (loss) income to common stockholders—basic and diluted:
Class L	$58,559	$64,712	$71,568	$34,603	$38,102
Class A	$(69,265)	$(75,957)	$(68,083)	$(33,970)	$(40,552)

Weighted average number of common shares—basic and diluted:
Class L	1,315,267	1,315,153	1,317,273	1,317,053	1,325,297
Class A	11,837,402	11,836,374	11,855,632	11,853,477	11,929,773

Earnings (loss) per common share—basic and diluted:
Class L	$44.52	$49.21	$54.33	$26.27	$28.75
Class A	$(5.85)	$(6.42)	$(5.74)	$(2.87)	$(3.40)

As of December 31, 2009, 2010, and 2011, there were unvested options outstanding to purchase Class A common stock of 1.2 million, 1.1 million, and 1.0 million shares, respectively, that may be dilutive in the future. As of June 30, 2012, there were unvested options outstanding to purchase 741,843 shares of Class A common stock and unvested options outstanding to purchase 82,427 shares of Class L common stock that may be dilutive in the future. Of those amounts, there were options to purchase 511,425 shares of Class A common stock and options to purchase 56,825 shares Class L common stock that were performance-based and for which the performance criteria have not yet been met.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

14.    COMMITMENTS AND CONTINGENCIES

Leases

The Company leases various office equipment, child care and early education center facilities and office space under non-cancelable operating leases. Most of the leases expire within ten years and many contain renewal options for various periods. Certain leases contain provisions, which include additional payments based upon revenue performance, enrollment or the Consumer Price Index at a future date. Rent expense for the years ended December 31, 2009, 2010, and 2011 totaled $46.8 million, $52.1 million, and $57.6 million, respectively.

Future minimum payments as of December 31, 2011 under non-cancelable operating leases are as follows for the years ending December 31 (in thousands):

2012	$56,682
2013	54,395
2014	50,721
2015	46,742
2016	41,819
Thereafter	168,451

Total future minimum lease payments	$418,810

Long-Term Debt

Future minimum payments as of December 31, 2011 of long-term debt are as follows for the years ending December 31 (in thousands):

2012	$4,814
2013	65,262
2014	3,650
2015	341,275
2016	-
Thereafter	410,000

Total future principal payments	$825,001

The Company entered into the Series C new term loans during the six months ended June 30, 2012. Future minimum payments due for this loan are of $0.4 million in the remainder of 2012, of $0.9 million in 2013, 2014, 2015, and 2016, and of $81.0 million in 2017. These payments are in addition to those included in the table above.

Letters of Credit

The Company has seventeen letters of credit outstanding used to guarantee certain rent payments for up to $0.7 million. No amounts have been drawn against these letters of credit.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

14.    COMMITMENTS AND CONTINGENCIES (continued)

Employment and Severance Agreements

The Company has severance agreements with nine executives that provide from four to eighteen months of compensation upon the termination of employment. The Company estimates that the maximum amount payable under these agreements in 2012 is $3.6 million. The severance agreements prohibit the above-mentioned employees from competing with the Company during the severance period or divulging confidential information after their separation from the Company.

Litigation

The Company is a defendant in certain legal matters in the ordinary course of business. Management believes the resolution of such legal matters will not have a material effect on the Company’s financial condition, results of operations or cash flows.

Insurance and Regulatory

The Company self-insures a portion of its medical insurance plans and has a high deductible workers’ compensation plan. While management believes that the amounts accrued for these obligations are sufficient, any significant increase in the number of claims or costs associated with claims made under these plans could have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company’s child care and early education centers are subject to numerous federal, state and local regulations and licensing requirements. Failure of a center to comply with applicable regulations can subject it to governmental sanctions, which could require expenditures by the Company to bring its child care and early education centers into compliance.

15.    EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) Retirement Savings Plan (the “401(k) Plan”) for all eligible employees. To be eligible for the 401(k) Plan, an employee must be at least 20.5 years of age and have completed their eligibility period of 60 days and 160 hours of service from date of hire. If they do not meet the 160 hours of service requirement, they may be eligible at 12 months provided they have reached 1,000 hours of service from date of hire. The 401(k) Plan is funded by elective employee contributions of up to 50% of their compensation. Under the 401(k) Plan, the Company matches 25% of employee contributions for each participant up to 8% of the employee’s compensation after one year of service. Expense under the plan, consisting of Company contributions and plan administrative expenses paid by the Company, totaled approximately $1.8 million for each of the years ended December 31, 2009, 2010, and 2011.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

16.    SEGMENT AND GEOGRAPHIC INFORMATION

Bright Horizons work/life services are primarily comprised of full service center-based child care, back-up dependent care, elementary education, college preparation and admissions counseling, and tuition assistance, counseling and management services. The Company has identified three reporting segments consisting of full service center-based care, back-up dependent care, and other educational advisory services. Full service center-based care includes the traditional center-based child care, preschool, and elementary education, which have similar operating characteristics and meet the criteria for aggregation under ASC 280, Segment Reporting. Full service center-based care derives its revenues primarily from contractual arrangements with corporate clients and from tuition. The Company’s back-up dependent care services consist of center-based back-up child care, in-home care, mildly ill care, and adult/elder care. The Company’s other education advisory services consists of the remaining services, including college preparation and admissions counseling and tuition assistance, counseling and management services, which do not meet the quantitative thresholds for separate disclosure and are not material for segment reporting individually or in the aggregate. The Company and its chief operating decision makers evaluate performance based on revenues and income from operations.

The assets and liabilities of the Company are managed centrally and are reported internally in the same manner as the consolidated financial statements; thus, no additional information is produced or included herein.

	Full service center-based care	Back-up dependent care	Other educational advisory services	Total
	(In thousands)
Year ended December 31, 2009
Revenue	$754,764	$89,704	$7,855	$852,323
Amortization of intangibles	27,641	2,069	250	29,960
Income from operations	50,016	16,811	(55)	66,772

Year ended December 31, 2010
Revenue	$769,235	$99,086	$9,838	$878,159
Amortization of intangibles	25,324	2,057	250	27,631
Income from operations	46,770	21,141	752	68,663

Year ended December 31, 2011
Revenue	$844,595	$114,502	$14,604	$973,701
Amortization of intangibles	25,178	1,947	302	27,427
Income from operations	58,950	28,669	(783)	86,836

Six months ended June 30, 2011
Revenue (unaudited)	$420,008	$54,419	$6,512	$480,939
Amortization of intangibles (unaudited)	12,481	1,029	151	13,661
Income from operations (unaudited)	32,902	13,837	(978)	45,761

Six months ended June 30, 2012
Revenue (unaudited)	$459,632	$61,747	$8,206	$529,585
Amortization of intangibles (unaudited)	12,669	362	151	13,182
Income from operations (unaudited)	27,907	15,209	(951)	42,165

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2011 AND JUNE 30, 2012 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010, AND 2011 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (continued)

16.    SEGMENT AND GEOGRAPHIC INFORMATION (continued)

Revenue and long-lived assets by geographic region are as follows (in thousands):

	Years ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Revenue
North America	$754,574	$770,848	$843,645	$419,750	$451,798
Europe and other	97,749	107,311	130,056	61,189	77,787

Total Revenue	$852,323	$878,159	$973,701	$480,939	$529,585

	December 31,		June 30, 2012
	2010	2011
			(Unaudited)
Long-lived assets
North America	$648,720	$634,672	$633,916
Europe	46,232	55,602	123,414

Total long-lived assets	$694,952	$690,274	$757,330

The classification “North America” is comprised of the Company’s United States, Canada and Puerto Rico operations and the classification “Europe and other” includes the Company’s United Kingdom, Netherlands, Ireland, and India operations.

17.    TRANSACTIONS WITH RELATED PARTIES

We have a management agreement with the Sponsor of the Company who is also a stockholder. The management agreement has a ten year term which commenced May 28, 2008. Fees of $2.5 million per year have been paid to the Sponsor in each of the years ended December 31, 2009, 2010 and 2011. These fees are included in selling, general and administrative expenses in the consolidated statements of operations. The agreement includes a termination payment that is contingent upon the timing of the termination event.

* * * * * *

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Huntyard Limited

We have audited the accompanying consolidated balance sheets of Huntyard Limited as of December 31, 2011 and 2010, and the related consolidated profit and loss accounts, consolidated statements of total recognised gains and losses and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation, we believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Huntyard Limited as of December 31, 2011 and 2010, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted account principles in the United States of America. Application of generally accepted accounting principles in the United States of America (“U.S. GAAP”) would have affected the results of operations of the company for the years ended December 31, 2011 and 2010 to the extent summarised in Note 29 to the financial statements.

/s/ BDO LLP

United Kingdom

August 23, 2012

HUNTYARD LIMITED

Consolidated profit and loss accounts

for the years ended 31 December 2011 and 2010

		Continuing operations	Acquisitions
	Note	2011	2011	Total 2011	Total 2010
		£’000	£’000	£’000	£’000
Turnover	2	25,113	1,402	26,515	23,726
Cost of sales		14,560	721	15,280	13,755

Gross profit		10,553	681	11,235	9,971
Administrative expenses		5,399	336	5,736	5,109

Group operating profit	3	5,154	345	5,499	4,862
Loss on disposal of operation		-	-	-	(216)

Profit on ordinary activities before interest and other income		5,154	345	5,499	4,646
Other interest receivable and similar income	6			121	222
Interest payable and similar charges	7			(1,630)	(1,663)

Profit on ordinary activities before taxation				3,990	3,205
Taxation on profit on ordinary activities	8			1,247	1,027

Profit on ordinary activities after taxation				2,743	2,178

All amounts relate to continuing activities.

The accompanying notes on are an integral part of these financial statements.

HUNTYARD LIMITED

Consolidated statements of total recognised gains and losses for the years ended 31 December 2011 and 2010

	Note	2011	2010
		£’000	£’000
Consolidated statement of total recognised gains and losses
Profit for the financial year		2,743	2,178
Share based payment	20	6	3

Total recognised gains and losses for the financial year		2,749	2,181

The accompanying notes are an integral part of these financial statements.

HUNTYARD LIMITED

Consolidated balance sheets

at 31 December 2011 and 2010

Company number 85120	Note	2011	2011	2010	2010
		£’000	£’000	£’000	£’000
Called up share capital not paid			345		345
Fixed assets
Tangible assets	10		57,803		51,351

			58,148		51,696
Current assets
Debtors	12	677		478
Cash at bank and in hand		1,048		11,111

		1,725		11,589
Creditors: amounts falling due within one year	13	38,141		11,859
Net current liabilities			(36,415)		(270)

Total assets less current liabilities			21,733		51,426
Creditors: amounts falling due after more than one year	14	4,278		36,859
Provisions for liabilities	15	361		222

			4,639		37,081

			17,094		14,345

The accompanying notes are an integral part of these financial statements.

HUNTYARD LIMITED

Consolidated balance sheets

at 31 December 2011 and 2010 (continued)

	Note	2011	2011	2010	2010
		£’000	£’000	£’000	£’000
Capital and reserves
Called up share capital	17		110		110
Share premium account	18		10,928		10,928
Share scheme reserve	18		9		3
Treasury share reserve	18		(215)		(215)
Profit and loss account	18		6,262		3,519

Shareholders’ funds	19		17,094		14,345

The financial statements were approved by the board of directors and authorised for issue on 23 August 2012.

/s/ E Boland

E Boland

Director

The accompanying notes are an integral part of these financial statements.

HUNTYARD LIMITED

Company balance sheets

at 31 December 2011 and 2010

Company number 85120	Note	2011	2011	2010	2010
		£’000	£’000	£’000	£’000

Called up share capital not paid			345		345

Fixed assets
Fixed asset investments	11		-		-

			345		345

Current assets
Debtors	12	9,533		9,663
Cash at bank and in hand		44		96

		9,577		9,759

Creditors: amounts falling due within one year	13	8		46

Net current assets			9,569		9,713

Total assets less current liabilities			9,914		10,058

Capital and reserves
Called up share capital	17		110		110
Share premium account	18		10,928		10,928
Share scheme reserve	18		9		3
Treasury share reserve	18		(215)		(215)
Profit and loss account	18		(918)		(768)

Shareholders’ funds	19		9,914		10,058

The accompanying notes are an integral part of these financial statements.

HUNTYARD LIMITED

Consolidated cashflow statements for the years ended 31 December 2011 and 2010

	Note	2011	2011	2010	2010
		£’000	£’000	£’000	£’000

Net cash inflow from operating activities	26		6,909		5,784

Returns on investments and servicing of finance
Interest received		121		222
Interest paid: bank loans		(1,211)		(1,150)
Interest paid: hire purchase		-		(3)

Net cash outflow from returns on investments and servicing of finance			(1,090)		(931)

Taxation
Corporation tax paid			(1,129)		(935)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(1,921)		(1,783)
Receipts from sale of tangible fixed assets		13		735

Net cash outflow from capital expenditure and financial investment			(1,908)		(1,048)

Acquisitions and disposals
Purchase of business operations		(5,564)		-
Cash acquired on acquisition		630		-

Net cash outflow from acquisitions and disposals			(4,934)		-

Cash (outflow)/inflow before use of financing			(2,152)		2,870

Financing
Share premium thereon		-		(65)
Loans repaid		(375)		(660)
Capital element of finance leases repaid		-		(19)
Purchase of treasury shares		-		(214)

Net cash outflow from financing			(375)		(958)

(Decrease)/increase in cash	27		(2,527)		1,912

The accompanying notes are an integral part of these financial statements.

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010

1    Accounting policies

The financial statements have been prepared under the historical cost convention and are in accordance with applicable accounting standards.

The following principal accounting policies have been applied:

Basis of consolidation

The consolidated financial statements incorporate the results of Huntyard Limited and all of its subsidiary undertakings as at 31 December 2011 using the acquisition method of accounting. Where the acquisition method is used, the results of subsidiary undertakings are included from the date of acquisition.

Turnover

Turnover represents the value of sales, excluding value added tax and is attributable to the group’s principal activities, and arises wholly within the United Kingdom. Nursery fees paid in advance are held in other creditors and only recognised in the period to which they relate.

Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Such costs include costs directly attributable to making the asset capable of operating as intended.

For assets acquired through business combinations cost is determined as the fair value of the assets acquired, with the properties being fair valued using the value in use method.

Freehold land is not depreciated.

Depreciation is provided on tangible fixed assets at rates calculated.

Freehold property	- 2% on the depreciable amount
Leasehold property	- Over the period of the lease
Motor vehicles	- 33.33% per annum on cost
Fixtures and fittings	- 20% per annum on cost
Computer equipment	- 33.33% per annum on cost

The cost of land and buildings includes interest on the capital employed in the development of the nurseries and the development costs associated with initiating and monitoring the construction of the property. Such interest is capitalised only until the date of opening of the relevant nursery. The rate of interest used is the applicable cost of funds during the period.

Where there is evidence of impairment, fixed assets are written down to the recoverable amount. Any such write down would be charged to the operating profit.

Valuation of investments

Investments held as fixed assets are valued at historic cost less any provision for impairment.

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

1    Accounting policies (continued)

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred.

Current tax is measured at amounts expected to be paid using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax balances are recognised in respect of all timing differences that have originated but not reversed by the balance sheet date, except that:

•	the recognition of deferred tax assets is limited to the extent that the group anticipates making sufficient taxable profits in the future to absorb the reversal of the underlying timing differences.

Deferred tax balances are not discounted.

Leased assets

Where assets are financed by leasing agreements that give rights approximating to ownership (finance leases), the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable over the term of the lease. The corresponding leasing commitments are shown as amounts payable to the lessor. Depreciation on the relevant assets is charged to the profit and loss account over the shorter of estimated useful economic life and the period of the lease.

Lease payments are analysed between capital and interest components so that the interest element of the payment is charged to the profit and loss account over the period of the lease and is calculated so that it represents a constant proportion of the balance of capital repayments outstanding. The capital part reduces the amounts payable to the lessor.

All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straight-line basis over the term of the lease.

Pension costs

Contributions to the group’s defined contribution pension scheme. The assets of the scheme are invested and managed independently of the finances of the group.

For the defined contribution scheme the amount charged to the profit and loss account in respect of pension costs and other post-retirement benefits is the contributions payable in the year. Differences between contributions payable in the year and and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Finance Fees

Arrangements and other issue costs incurred as a result of entering into a loan and other facilities are expensed over the length of the related loan or facility in accordance with Financial Reporting Standard 4 ‘Accounting for Capital Instruments’.

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

1    Accounting policies (continued)

Government grants

Capital grants received are held on the balance sheet and are amortised over the same period as the assets to which they relate. Grants of a revenue nature are credited to the profit and loss account in the same year as the related expenditure.

Share-based payment

When share options are awarded to employees, the fair value of the options at the date of grant is charged to the income statement over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each balance sheet date so that, ultimately, the cumulative amount recognised over the vesting period is based on the number of options that eventually vest. Market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether the market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition.

2    Turnover

Turnover is wholly attributable to the principal activity of the group and arises solely within the United Kingdom.

3    Operating profit

	2011	2010
	£’000	£’000
This is arrived at after charging/(crediting):
Depreciation of tangible fixed assets	811	746
(Profit)/loss on disposal of tangible fixed assets	(9)	23
Hire of other assets - operating leases	281	268
Auditors’ remuneration for group audit services	5	5
- in respect of subsidiaries	33	31
- for taxation services	24	9
- all other services	2	-
Share-based payment (see note 20)	6	3

Amounts paid to the company’s auditor in respect of services to the company, other than the audit of the company’s financial statements, have not been disclosed as the information is required instead to be disclosed on a consolidated basis.

During the year corporate finance transaction fees totalling £16,000 (2010: £nil) were paid to the auditors.

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

4    Employees

Staff costs (including directors) consist of:

	Group 2011	Group 2010
	£’000	£’000
Wages and salaries	13,273	11,743
Social security costs	907	823
Other pension costs	106	103

	14,286	12,669

The average number of employees (including directors) during the year was as follows:

	Group 2011 Number	Group 2010 Number
Operational	1,059	945
Management and administration	36	29

	1,095	974

5    Directors’ remuneration

	2011	2010
	£’000	£’000
Directors’ emoluments	89	216
Company contributions to money purchase pension schemes	25	19

There was 1 director in the group’s defined contribution pension scheme during the year (2010 - 1).

The total amount payable to the highest paid director in respect of emoluments was £69,160 (2010 - £208,724). Company pension contributions of £25,200 (2010 - £19,200) were made to a money purchase scheme on their behalf.

6    Other interest receivable and similar income

	2011	2010
	£’000	£’000
Interest received from bank and treasury accounts	121	222

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

7    Interest payable and similar charges

	2011	2010
	£	£
Bank loans and overdrafts	1,151	1,179
HP interest	-	2
Other finance costs	90	123
Related company loan interest	389	359

	1,630	1,663

Other finance costs consist of Bank of Scotland loan agreement fees for the acquisitions made by the group. These costs are amortised over the period of the loan.

8    Taxation on profit on ordinary activities

	2011	2010
	£’000	£’000
UK Corporation tax
Current tax on profits of the year	1,121	900
Adjustment in respect of previous periods	(10)	(11)

Total current tax	1,111	889
Deferred tax
Origination and reversal of timing differences	127	124
Adjustment in respect of previous periods	9	14

Movement in deferred tax provision	136	138

Taxation on profit on ordinary activities	1,247	1,027

The tax assessed for the year is higher than/lower than the standard rate of corporation tax in the UK applied to profit before tax. The differences are explained below:

	2011	2010
	£’000	£’000
Profit on ordinary activities before tax	3,990	3,205

Profit on ordinary activities at the standard rate of corporation tax in the UK of 26.5% (2010 - 28.0%)	1,057	897
Effect of:
Expenses not deductible for tax purposes	165	108
Capital allowances for period in excess of depreciation	(144)	(142)
Adjustment to tax charge in respect of previous periods	(10)	(10)
Other timing differences	3	21
Losses in parent company	40	15

Current tax charge for the year	1,111	889

Factors that may affect future tax charges

As at 31 December 2011 there are capital losses carried forward totalling £146,000 (2010: £146,000).

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

9    Profit for the financial year

The company has taken advantage of the exemption allowed under section 408 of the Companies Act 2006 and has not presented its own profit and loss account in these financial statements. The group profit for the year includes a loss after tax of £149,255 (2010 - £54,992) which is dealt with in the financial statements of the parent company.

10    Tangible fixed assets

Group

	Freehold land and buildings	Leasehold land and buildings	Motor vehicles	Fixtures and fittings	Total
	£’000	£’000	£’000	£’000	£’000
Cost or valuation
At 1 January 2011	48,209	3,192	157	3,425	54,983
Additions	628	425	46	840	1,939
Acquisition of subsidiary	5,185	93	12	37	5,327
Disposals	(2)	(26)	(39)	-	(68)
Transfers	(2,031)	2,031	-	-	-

At 31 December 2011	51,989	5,715	176	4,302	62,182

Depreciation
At 1 January 2011	694	428	133	2,377	3,632
Provided for the year	208	23	36	544	811
Disposals	-	(26)	(38)	-	(64)
Transfers	(22)	22	-	-	-

At 31 December 2011	880	447	131	2,921	4,379

Net book value
At 31 December 2011	51,109	5,268	45	1,381	57,803

At 31 December 2010	47,515	2,764	24	1,048	51,351

The net book value of tangible fixed assets for group and company includes an amount of £Nil (2010 - £Nil) in respect of assets held under finance leases and hire purchase contracts. The related depreciation charge on these assets for the year was £Nil (2010 - £1,684).

Included within the group freehold land and buildings is £9,100,230 (2010: £8,605,230) attributable to the land element which is not depreciated.

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

11    Fixed asset investments

Company

Group undertakings
£’000
Cost or valuation
At 1 January 2011 and 31 December 2011	0

Subsidiary undertakings, associated undertakings and other investments

The principal undertakings in which the company’s interest at the year end is 20% or more are as follows:

	Country of incorporation or registration	Proportion of voting rights and ordinary share capital held	Nature of business
Direct subsidiary undertakings
Casterbridge Care and Education Group Limited	England	100%	Holding company
Casterbridge Real Estate 2 Limited	England	100%	Dormant
Indirect subsidiary undertakings
Casterbridge Care and Education Limited	England	100%	Intermediate holding company
Casterbridge Nurseries (Eton Manor) Limited	England	100%	Dormant
Dolphin Nurseries (Bracknell) Limited	England	100%	Dormant
Dolphin Nurseries (Tooting) Limited	England	100%	Dormant
Sam Bell Enterprises Limited	England	100%	Dormant
Tassel Road Children’s Day Nursery Limited	England	100%	Dormant
Surculus Properties Limited	England	100%	Dormant
Dolphin Nurseries (Banstead) Limited	England	100%	Dormant
Dolphin Nurseries (Kingston) Limited	England	100%	Dormant
Dolphin Nurseries (Caterham) Limited	England	100%	Dormant
Dolphin Nurseries (Northwick Park) Limited	England	100%	Dormant
Springfield Lodge Day Nursery (Dartford) Limited	England	100%	Children’s nursery
Springfield Lodge Day Nursery (Swanscombe) Limited	England	100%	Children’s nursery
Casterbridge Nurseries (HH) Limited	England	100%	Dormant
Casterbridge Real Estate Limited	England	100%	Property company
Casterbridge Nurseries Limited	England	100%	Children’s nursery
Inglewood Day Nursery and College Limited	England	100%	Children’s nursery
Casterbridge Nurseries (Gaynes Park) Limited	England	100%	Dormant

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

12    Debtors

	Group 2011	Group 2010	Company 2011	Company 2010
	£’000	£’000	£’000	£’000
Amounts receivable within one year
Trade debtors	129	31	-	-
Amounts owed by related parties	-	22	-	-
Other debtors	265	165	-	-
Prepayments and accrued income	284	260	-	-

	678	478	-	-
Amounts receivable after more than one year
Amounts owed by group undertakings	-	-	9,533	9,663

Total debtors	678	478	9,533	9,663

All amounts owed by group undertakings are unsecured and not subject to any fixed repayment date. Undertakings have been given that the amounts will not be repaid in the next 12 months and accordingly the amounts have been classified as due after one year.

13    Creditors: amounts falling due within one year

	Group 2011	Group 2010	Company 2011	Company 2010
	£’000	£’000	£’000	£’000
Bank loans and overdrafts (secured)	32,935	7,910	-	-
Trade creditors	343	480	-	-
Amounts owed to related undertakings	362	-	-	-
Corporation tax	645	532	-	-
Other taxation and social security	229	214	-	-
Other creditors	2,300	1,590	-	-
Accruals and deferred income	1,327	1,133	8	46

	38,141	11,859	8	46

The bank loans and overdrafts are secured over all the assets of the group, a cross corporate guarantee with all group companies and a first legal charge over the freehold properties.

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

14    Creditors: amounts falling due after more than one year

	Group 2011	Group 2010	Company 2011	Company 2010
	£’000	£’000	£’000	£’000
Bank loans (secured)	-	32,845	-	-
Other loans	4,278	3,889	-	-
Accruals and deferred income	-	125	-	-

	4,278	36,859	-	-

Maturity of debt:

	Loans and overdrafts 2011	Loans and overdrafts 2010
	£	£
In one year or less, or on demand	32,935	7,910

In more than one year but not more than two years	4,278	36,734

The other loans are unsecured and are due for repayment on 2 April 2013.

In a previous period a subsidiary company, Casterbridge Care and Education Group Limited, entered into a bank loan agreement which is guaranteed by all group companies. At 31 December 2011 the loan totalled £33,087,494 (2010: £33,462,494). The bank loans are secured over the assets of the group companies by a way of a fixed and floating charge. The loans are repayable in full on 21st December 2012. The loans attract interest at between 2.25-2.75% above period LIBOR rates. The acquisition facility has the potential for additional borrowing for any further acquisitions dependent on certain criteria.

15    Provisions for liabilities

Group

Deferred taxation
£’000
At 1 January 2011	222
Charged to profit and loss account	136
Undertaking acquired	3

At 31 December 2011	361

Deferred taxation

	Group 2011	Group 2010	Company 2011	Company 2010
	£’000	£’000	£’000	£’000
Accelerated capital allowances	338	159	-	-
Sundry timing differences	23	63	-	-

	361	222	-	-

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

16    Pensions

The group operates a defined contribution pension scheme. The assets of the scheme are held separately from those of the group in an independently administered fund. The pension charge amounted to £105,861 (2010 - £103,057). Contributions amounting to £44,100 (2010 - £20,945) were payable to the fund and are included in creditors.

17    Share capital

	2011	2010
	£’000	£’000
Allotted, called up and fully paid
10,957,498 redeemable shares of 1pence each	110	110

In addition there are 2 ordinary shares of 1p each in issue.

18    Reserves

Group

	Share premium account	Share scheme reserve	Treasury share reserve	Profit and loss account
	£’000	£’000	£’000	£’000
At 1 January 2011	10,928	3	(215)	3,519
Profit for the year	-	-	-	2,743
Other movements	-	6	-	-

At 31 December 2011	10,928	9	(215)	6,262

Company

	Share premium account	Share scheme reserve	Treasury share reserve	Profit and loss account
	£’000	£’000	£’000	£’000
At 1 January 2011	10,928	3	(215)	(769)
Loss for the year	-	-	-	(149)
Other movements	-	6	-	-

At 31 December 2011	10,928	9	(215)	(918)

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

19    Reconciliation of movements in shareholders’ funds

	Group 2011	Group 2010	Company 2011	Company 2010
	£’000	£’000	£’000	£’000
Profit/(loss) for the year	2,743	2,178	(150)	(54)
Other net recognised gains and losses relating to the year
- Share based payment	6	3	6	3
Shares redeemed	-	(0)	-	(0)
Utilised on redemption of shares	-	(65)	-	(65)
Purchase of treasury shares	-	(215)	-	(215)

Net additions to/(deductions from) shareholders’ funds	2,749	1,901	(144)	(331)

Opening shareholders’ funds	14,345	12,444	10,058	10,389

Closing shareholders’ funds	17,094	14,345	9,914	10,058

20    Share-based payments

The company operates a share option scheme for the benefit of employees, this share scheme is an approved scheme. This share scheme grants options in the ordinary stock of the parent undertaking.

	2011	2011	2010	2010
	Weighted average exercise price	Number	Weighted average exercise price	Number
	£		£
Outstanding at the beginning of the year	1.30	213,000	-	-
Granted during the year	-	-	1.30	213,000

Outstanding at the end of the year	1.30	213,000	1.30	213,000

The date of the grant was 28 May 2010, in which 25 employees joined. The expected life of the options granted are 3 years.

The following information is relevant in the determination of the fair value of options granted during the year under the equity-settled share based remuneration schemes operated by Huntyard Limited.

	2011	2010
Equity-settled
Option pricing model used	Monte Carlo Model	Monte Carlo Model
Weighted average exercise price at grant date (pence)	1.30	1.30
Weighted average contractual life (years)	3	3
Risk-free interest rate	2.00%	2.00%

The volatility assumption has been based on a review of comparable companies.

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

20    Share-based payments (continued)

The share-based remuneration expense (note 3) comprises:

	2011	2010
	£’000	£’000
Equity-settled schemes	6	3

The group did not enter into any share-based payment transactions with parties other than employees during the current or prior year.

21    Acquisitions

Acquisition of Springfield Lodge Day Nursery (Swanscombe) Limited

On 12 May 2011 the group acquired Springfield Lodge Day Nursery (Swanscombe) Limited, and the property from which it trades, for £2,020,304 paid by cash. This included the fees on acquisition.

In calculating the goodwill arising on acquisition, the fair value of the net assets of Springfield Lodge Day Nursery (Swanscombe) Limited have been assessed and adjustments from book value have been made where necessary. These adjustments are summarised in the following table:

	Book value	Acquisition of Property	Fair value on acquisition	Fair value
	£’000	£’000	£’000	£’000
Fixed assets
Tangible	104	945	866	1,915
Current assets
Debtors	39	-	-	39
Cash at bank and in hand	292	-	-	292

Total assets	435	945	866	2,246
Creditors
Due within one year	225	-	-	225

Total assets less current liabilities	210	945	866	2,021
Provisions
Provisions for liabilities	1	-	-	1

Net assets	209	945	866	2,020

£’000
Cash consideration (including acquisition fees)	2,020
Net assets acquired	2,020

Goodwill arising on acquisition	-

The fair value adjustment relates to the value in use valuation of the freehold property acquired on acquisition.

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

21    Acquisitions (continued)

Cash flows

The net outflow of cash arising from the acquisition of Springfield Lodge Day Nursery (Swanscombe) Limited was as follows:

£’000
Cash consideration, as above	2,020
Cash acquired	(292)

Net outflow of cash	1,728

Acquisition of Springfield Lodge Day Nursery (Dartford) Limited

On 12 May 2011 the group acquired Springfield Lodge Day Nursery (Dartford) Limited, and the property from which it trades, for £3,544,042 paid by cash. This included the fees on acquisition.

In calculating the goodwill arising on acquisition, the fair value of the net assets of Springfield Lodge Day Nursery (Dartford) Limited have been assessed and adjustments from book value have been made where necessary. These adjustments are summarised in the following table:

	Book value	Acquisition of Property	Fair Value Adjustment	Fair value
	£’000	£’000	£’000	£’000
Fixed assets
Tangible	39	1,035	2,339	3,413
Intangible	54	-	(54)	-
Current assets
Debtors	148	-	-	148
Cash at bank and in hand	338	-	-	338

Total assets	579	1,035	2,285	3,899
Creditors
Due within one year	353	-	-	353

Total assets less current liabilities	226	1,035	2,285	3,546
Provisions
Provisions for liabilities	2	-	-	2

Net assets	224	1,035	2,285	3,544

£’000
Cash consideration (including acquisition fees)	3,544
Net assets acquired	3,544

Goodwill arising on acquisition	-

The fair value adjustment relates to the value in use valuation of the freehold property acquired on acquisition.

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

21    Acquisitions (continued)

Cash flows

The net outflow of cash arising from the acquisition of Springfield Lodge Day Nursery (Dartford) Limited was as follows:

£’000
Cash consideration, as above	3,544
Cash acquired	(338)

Net outflow of cash	3,206

22    Commitments under operating leases

The group had annual commitments under non-cancellable operating leases as set out below:

	Land and buildings 2011	Land and buildings 2010
	£’000	£’000
Operating leases which expire:
Within one year	-	17
After five years	289	214

	289	231

23    Related party disclosures

Controlling parties

The company is controlled by Lydian Capital Partners LP by virtue of its interest in Huntyard Limited.

The company has taken advantage of the exemption conferred by Financial Reporting Standard 8 ‘Related party disclosures’ not to disclose transactions with its wholly owned subsidiaries.

Related party transactions and balances

At the year end £362,231 (2010: (£22,023 owed from) was owed to Kedleston UK Limited.

A further £4,277,537 (2010: £3,888,670) is due to Roundwood (Finance) Limited. The loan attracts interest at 10% per annum and £388,867 (2010: £358,705) has been accrued in the year. The loan is due for repayment on 2 April 2013.

During the year management charges totalling £130,000 (2010: £40,000) and £3,500 (2010: £4,000) were charged by Mountford Limited and Roundwood (Finance) Limited. The amount due to Roundwood (Finance) Limited was outstanding at year end.

All companies noted above are related through the interest of the ultimate controlling party, Lydian Capital Partners LP.

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

24    Ultimate parent company and controlling party

The largest and smallest group in which the results of the company are consolidated is that headed by Huntyard Limited, incorporated in Jersey. The consolidated accounts of this company are available to the public and may be obtained from Queensway House, Hilgrove Street, Jersey, JE1 1ES. No other group accounts include the results of the company.

25    Capital commitments

	Group 2011	Group 2010	Company 2011	Company 2010
	£’000	£’000	£’000	£’000
Contracted but not provided for	-	107	-	-

26    Reconciliation of operating profit to net cash inflow from operating activities

	2011	2010
	£’000	£’000
Operating profit	5,499	4,862
Depreciation of tangible fixed assets	811	745
(Profit)/loss on sale of tangible fixed assets	(9)	23
(Increase)/decrease in debtors	(13)	28
Increase in creditors	615	123
Share based payment charge	6	3

Net cash inflow from operating activities	6,909	5,784

27    Reconciliation of net cash flow to movement in net debt

	2011	2010
	£’000	£’000
(Decrease)/increase in cash	(2,527)	1,912
Cash inflow from changes in debt	375	679

Movement in net debt resulting from cash flows	(2,152)	2,591
Capitalisation of interest	(389)	(359)
Amortisation of debt issue costs	(90)	(123)

Movement in net debt	(2,631)	2,109
Opening net debt	(33,533)	(35,642)

Closing net debt	(36,164)	(33,533)

28    Analysis of net debt

	At 1 January 2011	Cash flow	Other non-cash items	At 31 December 2011
	£’000	£’000	£’000	£’000
Cash at bank and in hand	11,111	(10,062)	-	1,049
Bank overdrafts	(7,535)	7,535	-	-

		(2,527)
Debt due within one year	(375)	375	(32,935)	(32,935)
Debt due after one year	(36,734)	-	32,456	(4,278)

Total	(33,533)	(2,152)	(479)	(36,164)

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

29    Summary of differences between UK and US generally accepted accounting principles

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting practices in the United Kingdom (“UK GAAP”) which differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). The significant differences that effect profit/(loss) and equity shareholders’ funds for the years ended December 31, 2011 and 2010 are set forth below:

	Notes	2011	2010
		£’000	£’000
Reconciliation of profit for the financial year from UK GAAP to US GAAP
Profit for the financial year under UK GAAP		2,743	2,178
Depreciation of freeholds and leaseholds under UK GAAP	A, A.i	231	237
Depreciation and amortization of buildings and leasehold improvements under US GAAP	A, A i	(762)	(673)
Amortization of other intangible assets under US GAAP	A ii	(130)	(133)
Deferred taxes related to the amortization of other intangible assets under US GAAP	B	34	36
Reserve for uncertain tax positions under US GAAP	C	(86)	(197)
Acquisition costs for business combinations expensed under US GAAP	A iii	(355)	-
Loss on disposal of operation under UK GAAP	A iv	-	239
Loss on disposal of operation under US GAAP	A iv	-	(59)

Net income under US GAAP		1,675	1,628

	Notes	2011	2010
		£’000	£’000
Reconciliation of shareholders’ funds from UK GAAP to US GAAP
Shareholders’ funds under UK GAAP		17,094	14,345
Cumulative adjustment to beginning retained earnings at 1 January 2010 for adjustments to depreciation and amortization of buildings and leasehold improvements and other intangibles under US GAAP	A	(3,271)	(3,271)
Cumulative adjustment to beginning retained earnings at 1 January 2010 for adjustments to deferred tax liabilities related to amortization of other intangibles recognized under US GAAP	B	(61)	(62)
Profit for the financial year under UK GAAP		(2,743)	(2,178)
Net income under US GAAP		1,675	1,628
Net adjustments to convert the profit for the 2010 financial year under UK GAAP to net income under US GAAP		(550)	-

Shareholders’ funds under US GAAP		12,144	10,462

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

29    Summary of differences between UK and US generally accepted accounting principles (continued)

	Notes	2011	2010
		£’000	£’000
Reconciliation of material balance sheet amounts at December 31 from UK GAAP to US GAAP

Tangible assets under UK GAAP		57,803	51,351
Cumulative adjustment to beginning retained earnings at 1 January 2010 for freehold and leasehold differences relating to depreciation and amortization under US GAAP	A	(3,271)	(3,271)
Net adjustment for disposal of operation under UK GAAP in 2010 to US GAAP	A iv	180	180
Net adjustments of depreciation and amortization of freeholds and leaseholds from UK GAAP to US GAAP	A	(1,229)	(570)
Allocation to goodwill under US GAAP	A	(13,819)	(12,440)
Allocation to other intangible assets, net, under US GAAP	A	(207)	(92)
Acquisition costs for business combinations expensed under US GAAP	A	(355)	-
Deferred tax liabilities related to the disposal of operation under US GAAP		(1)	(1)

Property, plant and leasehold improvements under US GAAP		39,101	35,157

Goodwill allocated from tangible assets under US GAAP	A	13,819	12,440
Deferred tax liabilities related to business combinations under US GAAP	B	61	-

Goodwill under US GAAP		13,880	12,440

Other intangibles, net under US GAAP		207	92

Notes

A.	Business combinations—Fixed assets acquired in business combinations in the years 2004 to 2011 were recorded at their in use fair value as allowed under UK GAAP. An allocation of the purchase price to other intangible assets, such as trademarks, parent relationships and goodwill, was not recorded. Under US GAAP, other intangible assets identified in a business combination are recognized at their fair value as of the acquisition date and amortized over their useful lives. Goodwill is recognized if the consideration transferred exceeds the acquisition date fair value of the identifiable net assets acquired, including other intangible assets. Therefore, goodwill and other intangible assets were identified and separately recorded at the acquisition date fair values in accordance with US GAAP. This resulted in reductions to the amounts recorded for the acquired freeholds and leaseholds recognized under UK GAAP for the allocation of other intangible assets and goodwill and the related adjustments to depreciation and amortization expense.
i.	Freeholds and leaseholds were depreciated under UK GAAP over their useful lives (50 years for freeholds and over the lease term for leaseholds) on a straight line basis. The depreciable base of freeholds and leaseholds was calculated after reducing the value of the assets for their estimated residual values which represented approximately 80% of the assets’ cost. Under US GAAP, property and leasehold improvements were depreciated and amortized over their estimated useful lives (40 years for property and the shorter of their useful lives or the lease term for leasehold improvements) on a straight line basis and no residual values.
ii.	Other intangibles assets, such as trademarks and parent relationships, were amortized under US GAAP using an accelerated method which approximates the expected cash flows over the

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

29    Summary of differences between UK and US generally accepted accounting principles (continued)

estimated useful lives of 5 years. Under US GAAP, goodwill is not amortized and is tested for impairment at least annually.
iii.	Acquisition costs were included in the allocation of the purchase price for the 2011 business combinations under UK GAAP. Acquisition costs for business combinations are expensed under US GAAP beginning January 1, 2009.
iv.	The Company disposed of a nursery in 2010. The adjustments to net disposal of operations in the tables above relate to the differences in depreciation and amortization between UK GAAP and US GAAP for property and leasehold improvements, and intangible assets for the nursery.
B.	Deferred taxes—Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities using tax rates that are expected to apply in the years the temporary differences are expected to reverse. Deferred taxes have been provided at the applicable effective tax rate on relevant US GAAP adjustments shown in the reconciliation above. Valuation allowances are provided when it is believed that it is more likely than not that a benefit will not be realized from identified tax assets.
C.	Uncertain tax positions—Under US GAAP, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Measurement is recognized as the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. A reserve was recorded for uncertain tax positions. The adjustment to book uncertain tax positions in income tax expense as of December 31, 2010 was £197,000. Interest and penalties of £39,000 are included for uncertain tax positions, and recorded to tax expense.

At December 31, 2011, the total amount of uncertain tax positions was £283,000. Approximately an additional £66,000 of reserve and £20,000 of interest and penalties was recorded in tax expense during the year.

The Company does not expect a material change to the reserve for uncertain tax positions in the next twelve months.

Cash Flows

The consolidated cash flow statements have been prepared under UK GAAP and present substantially the same information as required under US GAAP. There are certain differences with regard to classification of items within the cash flow statements. Under UK GAAP, cash flows are prepared separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditures and financial investment, acquisitions and disposals, and financing. Under US GAAP, cash flows are classified under three major categories, operating activities, investing activities and financing activities. Under UK GAAP, cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under US GAAP, cash and cash equivalents are defined as cash and investments with original maturities of three months or less.

HUNTYARD LIMITED

Notes forming part of the financial statements

for the year ended 31 December 2011 and 2010 (continued)

29    Summary of differences between UK and US generally accepted accounting principles (continued)

A reconciliation between the consolidated statement of cash flows presented in accordance with UK GAAP to US GAAP classification is shown below for the years ended December 31:

	2011	2010
	£’000	£’000
Operating activities:
Net cash inflow from operating activities (UK GAAP)	6,909	5,784
Net cash outflow from returns on investments and servicing of finance (UK GAAP)	(1,090)	(931)
Corporation tax paid (UK GAAP)	(1,129)	(935)

Net cash provided by operating activities (US GAAP)	4,690	3,918

Investing activities:
Net cash outflow for capital expenditure and financial investment (UK GAAP)	(1,908)	(1,048)
Net cash outflow from acquisitions and disposals (UK GAAP)	(4,934)	-

Net cash used in investing activities (US GAAP)	(6,842)	(1,048)

Financing activities:
Net cash outflow from financing (UK GAAP)	(375)	(958)

Net cash used in financing activities (US GAAP)	(375)	(958)

Net (decrease)/increase in cash and cash equivalents	(2,527)	1,912
Cash and cash equivalents, beginning of period	3,575	1,663
Cash and cash equivalents, end of period	1,048	3,575

30    Litigation

A suit has been brought against two of the Company’s wholly owned subsidiaries and two other defendants in relation to an incident that occurred at one of the Company’s nurseries in 2007. The case alleges that the defendants were in breach of duty under the Health and Safety Work Act 1974, and that this contributed to the death of a child. The Company’s subsidiaries pleaded not guilty to all causal allegations and guilty to certain non-causal breaches of the Health and Safety Work Act. The case against the Company’s subsidiaries is pending the resolution of the civil trial against the other two defendants. At December 31, 2011, the accrued liability was increased to £400,000 from £100,000 at December 31, 2010, in relation to this case. A civil suit regarding the incident has already been settled and no further claims or damages are anticipated. There was no criminal prosecution related to this incident. The Company’s management does not believe that the ultimate resolution of the case will have a material adverse effect on its business, results of operations, financial condition or cash flows.

31    Subsequent Event

On May 23, 2012, the Company was acquired by BHFS Two Limited for consideration of approximately £70 million in cash. BHFS Two Limited is a wholly owned subsidiary of Bright Horizons Family Solutions Inc., a U.S.-based provider of workplace services, including center-based child care, back-up dependent care, and early education, with 743 child care centers worldwide at December 31, 2011.

             Shares

Bright Horizons Family Solutions Inc.

Common Stock

Goldman, Sachs & Co.	J.P. Morgan	Barclays

BofA Merrill Lynch	Credit Suisse

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by us in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts or commissions. All amounts are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

SEC registration fee	$	*
FINRA filing fee	$	*
Stock exchange listing fees		*
Blue sky fees and expenses		*
Printing and engraving expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

TOTAL	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware provides as follows:

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, we have included in our restated certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our restated certificate of incorporation and by-laws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

We intend to enter into indemnification agreements with our directors and officers. These agreements will provide broader indemnity rights than those provided under the Delaware General Corporation Law and our restated certificate of incorporation. The indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

We maintain directors’ and officers’ liability insurance for the benefit of our directors and officers.

Item 15.	Recent Sales of Unregistered Securities.

During the year ended December 31, 2009, we issued 3,078 shares of our Class A common stock and 342 shares of our Class L common stock upon exercise of vested options for aggregate consideration of $38,475.

During the year ended December 31, 2010, we issued an aggregate of 20,664 shares of our Class A common stock and 2,296 shares of our Class L common stock upon exercise of vested options for aggregate consideration of $258,300.

During the year ended December 31, 2011, we issued 4,752 shares of our Class A common stock and 528 shares of our Class L common stock upon exercise of vested options for aggregate consideration of $59,400.

Between January 1, 2012 and June 30, 2012, we issued 169,590 shares of our Class A common stock and 18,610 shares of our Class L common stock upon exercise of vested options for aggregate consideration of $2,114,625.

During the three years ended December 31, 2011, we issued options to purchase an aggregate of 230,900 shares of our Class A common stock under our 2008 Equity Plan.

Between January 1, 2012 and June 30, 2012, we issued options to purchase an aggregate of 1,108,674 shares of our Class A common stock and 123,186 shares of our Class L common stock under our 2008 Equity Plan.

The foregoing share numbers do not reflect the 1-for-         reverse split and reclassification of our Class A common stock or the conversion of our Class L common stock.

The issuances of the securities in the transactions described above were issued without registration in reliance on the exemptions afforded by Section 4(2) of the Securities Act of 1933, as amended, and Rules 506 and 701 promulgated thereunder.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Exhibit Title
1.1*	Form of Underwriting Agreement

3.1*	Form of Second Restated Certificate of Incorporation of Bright Horizons Family Solutions Inc.

3.2*	Form of Restated By-laws of Bright Horizons Family Solutions Inc.

4.1*	Specimen Common Stock Certificate of Bright Horizons Family Solutions Inc.

4.2*	Form of Amended and Restated Registration Rights Agreement among Bright Horizons Family Solutions Inc., Bright Horizons Capital Corp., Bright Horizons Family Solutions LLC, and certain stockholders of Bright Horizons Solutions Corp.

4.3	Indenture for the 13.0% Senior Notes due 2018 between Bright Horizons Capital Corp. and Wilmington Trust Company as Trustee, dated May 28, 2008

4.4	Indenture for the 11.5% Senior Subordinated Notes due 2018 between Bright Horizons Family Solutions LLC (f/k/a Bright Horizons Family Solutions, Inc.) and Wilmington Trust Company as Trustee, dated May 28, 2008

4.5	Initial Supplemental Indenture among Bright Horizons Family Solutions LLC (f/k/a Bright Horizons Family Solutions, Inc.), Bright Horizons Capital Corp., the Guarantors named therein, and Wilmington Trust Company as Trustee, dated May 28, 2008

5.1*	Opinion of Ropes & Gray LLP

10.1	Bright Horizons Family Solutions Inc. (f/k/a Bright Horizons Solutions Corp.) 2008 Equity Incentive Plan, as amended

10.2	Form of Non-Statutory Time-Based Option Award under the 2008 Equity Incentive Plan

10.3	Form of Non-Statutory Performance-Based Option Award under the 2008 Equity Incentive Plan

10.4	Form of Non-Statutory Continuation Option Award under the 2008 Equity Incentive Plan

10.5*	Bright Horizons Family Solutions Inc. 2012 Omnibus Long-Term Incentive Plan

10.6*	Form of Stock Option Award under 2012 Omnibus Long-Term Incentive Plan

10.7*	Bright Horizons Family Solutions Inc. Annual Incentive Plan

10.8*	Amended and Restated Severance Agreement between Bright Horizons Family Solutions LLC (f/k/a Bright Horizons Family Solutions, Inc.) and David Lissy, Chief Executive Officer, dated May 28, 2008

10.9*	Amended and Restated Severance Agreement between Bright Horizons Family Solutions LLC (f/k/a Bright Horizons Family Solutions, Inc.) and Mary Ann Tocio, President and Chief Operating Officer, dated May 28, 2008

10.10*	Severance Agreement between Bright Horizons Family Solutions LLC (f/k/a Bright Horizons Family Solutions, Inc.) and Elizabeth Boland, Chief Financial Officer, dated May 28, 2008

10.11*	Severance Agreement between Bright Horizons Family Solutions LLC (f/k/a Bright Horizons Family Solutions, Inc.) and Linda Mason, Chairman of the Board of Directors, dated May 28, 2008

10.12	Deferred Grant Agreement between Bright Horizons Family Solutions LLC (f/k/a Bright Horizons Family Solutions, Inc.) and David Lissy, dated May 29, 2008

Exhibit Number	Exhibit Title

10.13	Deferred Grant Agreement between Bright Horizons Family Solutions LLC (f/k/a Bright Horizons Family Solutions, Inc.) and Mary Ann Tocio, dated May 29, 2008

10.14	Deferred Grant Agreement between Bright Horizons Family Solutions LLC (f/k/a Bright Horizons Family Solutions, Inc.) and Elizabeth Boland, dated May 29, 2008

10.15	Deferred Grant Agreement between Bright Horizons Family Solutions LLC (f/k/a Bright Horizons Family Solutions, Inc.) and Linda Mason, dated May 29, 2008

10.16	Form of Director and Officer Indemnification Agreement

10.17*	Form of Amended and Restated Stockholders Agreement among Bright Horizons Family Solutions Inc., Bright Horizons Capital Corp., Bright Horizons Family Solutions, LLC, and the investors named therein

10.18	Credit and Guaranty Agreement among Bright Horizons Family Solutions LLC, as successor in interest to Bright Horizons Family Solutions, Inc., and certain of its subsidiaries, Bright Horizons Capital Corp., Goldman Sachs Credit Partners, L.P., as Syndication Agent, General Electric Capital Corporation, as Administrative Agent and Collateral Agent, and the Lenders from time to time party thereto, dated May 28, 2008

10.19	Amendment No. 1 to Credit and Guaranty Agreement among Bright Horizons Family Solutions LLC, Bright Horizons Capital Corp., and the Lenders party thereto, dated July 14, 2011

10.20	Amendment No. 2 to Credit and Guaranty Agreement among Bright Horizons Family Solutions LLC, Bright Horizons Capital Corp., and the Lenders party thereto, dated May 23, 2012

10.21	Joinder Agreement by and among Goldman Sachs Credit Partners L.P., Bright Horizons Family Solutions LLC, Bright Horizons Capital Corp., the Guarantors defined therein, and General Electric Capital Corporation, dated May 23, 2012

10.22	Amended and Restated Lease between the President and Fellows of Harvard College and Bright Horizons Children’s Centers, LLC, dated December 1, 2009

10.23	Assignment and Assumption of Lease and Novation Agreement among the President and Fellows of Harvard College, Enterprise Mobile, Inc. and Bright Horizons Children’s Centers, LLC, dated June 15, 2011

10.24	First Amendment to Amended and Restated Lease between the President and Fellows of Harvard College and Bright Horizons Children’s Centers, LLC, dated July 25, 2011

21.1	Subsidiaries of Bright Horizons Family Solutions Inc.

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Ropes & Gray LLP (included in Exhibit 5.1)

23.3*	Consent of BDO LLP

24.1	Powers of Attorney (included in signature page)

*	To be filed by amendment.

(b) Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes:

(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Watertown and Commonwealth of Massachusetts on                     , 2012.

BRIGHT HORIZONS FAMILY SOLUTIONS INC.

(Registrant)

By:
Name: Title:

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Lissy, Elizabeth Boland and Stephen Dreier and each of them to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every other act on behalf of the undersigned required to be done in connection therewith.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

David Lissy	Director and Chief Executive Officer (Principal Executive Officer)	, 2012

Elizabeth Boland	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2012

Mary Ann Tocio	Director, President and Chief Operating Officer	, 2012

Linda Mason	Director and Chairman	, 2012

Joshua Bekenstein	Director	, 2012

Roger Brown	Director	, 2012

Signature	Title	Date

Jordan Hitch	Director	, 2012

David Humphrey	Director	, 2012

Marguerite Kondracke	Director	, 2012

Sara Lawrence-Lightfoot	Director	, 2012

EXHIBIT LIST

Exhibits and Financial Statements Schedules.

Exhibit Number		Exhibit Title

1.1	*	Form of Underwriting Agreement

3.1	*	Form of Second Restated Certificate of Incorporation of Bright Horizons Family Solutions Inc.

3.2	*	Form of Restated By-laws of Bright Horizons Family Solutions Inc.

4.1	*	Specimen Common Stock Certificate of Bright Horizons Family Solutions Inc.

4.2	*	Form of Amended and Restated Registration Rights Agreement among Bright Horizons Family Solutions Inc., Bright Horizons Capital Corp., Bright Horizons Family Solutions LLC, and certain stockholders of Bright Horizons Solutions Corp.

4.3		Indenture for the 13.0% Senior Notes due 2018 between Bright Horizons Capital Corp. and Wilmington Trust Company as Trustee, dated May 28, 2008

4.4		Indenture for the 11.5% Senior Subordinated Notes due 2018 between Bright Horizons Family Solutions LLC (f/k/a Bright Horizons Family Solutions, Inc.) and Wilmington Trust Company as Trustee, dated May 28, 2008

4.5		Initial Supplemental Indenture among Bright Horizons Family Solutions LLC (f/k/a Bright Horizons Family Solutions, Inc.), Bright Horizons Capital Corp., the Guarantors named therein, and Wilmington Trust Company as Trustee, dated May 28, 2008

5.1	*	Opinion of Ropes & Gray LLP

10.1		Bright Horizons Family Solutions Inc. (f/k/a Bright Horizons Solutions Corp.) 2008 Equity Incentive Plan, as amended

10.2		Form of Non-Statutory Time-Based Option Award under the 2008 Equity Incentive Plan

10.3		Form of Non-Statutory Performance-Based Option Award under the 2008 Equity Incentive Plan

10.4		Form of Non-Statutory Continuation Option Award under the 2008 Equity Incentive Plan

10.5	*	Bright Horizons Family Solutions Inc. 2012 Omnibus Long-Term Incentive Plan

10.6	*	Form of Stock Option Award under 2012 Omnibus Long-Term Incentive Plan

10.7	*	Bright Horizons Family Solutions Inc. Annual Incentive Plan

10.8	*	Amended and Restated Severance Agreement between Bright Horizons Family Solutions LLC (f/k/a Bright Horizons Family Solutions, Inc.) and David Lissy, Chief Executive Officer, dated May 28, 2008

10.9	*	Amended and Restated Severance Agreement between Bright Horizons Family Solutions LLC (f/k/a Bright Horizons Family Solutions, Inc.) and Mary Ann Tocio, President and Chief Operating Officer, dated May 28, 2008

10.10	*	Severance Agreement between Bright Horizons Family Solutions LLC (f/k/a Bright Horizons Family Solutions, Inc.) and Elizabeth Boland, Chief Financial Officer, dated May 28, 2008

10.11	*	Severance Agreement between Bright Horizons Family Solutions LLC (f/k/a Bright Horizons Family Solutions, Inc.) and Linda Mason, Chairman of the Board of Directors, dated May 28, 2008

10.12		Deferred Grant Agreement between Bright Horizons Family Solutions LLC (f/k/a Bright Horizons Family Solutions, Inc.) and David Lissy, dated May 29, 2008

10.13		Deferred Grant Agreement between Bright Horizons Family Solutions LLC (f/k/a Bright Horizons Family Solutions, Inc.) and Mary Ann Tocio, dated May 29, 2008

10.14		Deferred Grant Agreement between Bright Horizons Family Solutions LLC (f/k/a Bright Horizons Family Solutions, Inc.) and Elizabeth Boland, dated May 29, 2008

10.15		Deferred Grant Agreement between Bright Horizons Family Solutions LLC (f/k/a Bright Horizons Family Solutions, Inc.) and Linda Mason, dated May 29, 2008

10.16		Form of Director and Officer Indemnification Agreement

10.17	*	Form of Amended and Restated Stockholders Agreement among Bright Horizons Family Solutions Inc., Bright Horizons Capital Corp., Bright Horizons Family Solutions LLC, and the investors named therein

10.18		Credit and Guaranty Agreement among Bright Horizons Family Solutions LLC, as successor in interest to Bright Horizons Family Solutions, Inc., and certain of its subsidiaries, Bright Horizons Capital Corp., Goldman Sachs Credit Partners, L.P., as Syndication Agent, General Electric Capital Corporation, as Administrative Agent and Collateral Agent, and the Lenders from time to time party thereto, dated May 28, 2008

10.19		Amendment No. 1 to Credit and Guaranty Agreement among Bright Horizons Family Solutions LLC, Bright Horizons Capital Corp., and the Lenders party thereto, dated July 14, 2011

10.20		Amendment No. 2 to Credit and Guaranty Agreement among Bright Horizons Family Solutions LLC, Bright Horizons Capital Corp., and the Lenders party thereto, dated May 23, 2012

10.21		Joinder Agreement by and among Goldman Sachs Credit Partners L.P., Bright Horizons Family Solutions LLC, Bright Horizons Capital Corp., the Guarantors defined therein, and General Electric Capital Corporation, dated May 23, 2012

10.22		Amended and Restated Lease between the President and Fellows of Harvard College and Bright Horizons Children’s Centers, LLC, dated December 1, 2009

10.23		Assignment and Assumption of Lease and Novation Agreement among the President and Fellows of Harvard College, Enterprise Mobile, Inc. and Bright Horizons Children’s Centers, LLC, dated June 15, 2011

10.24		First Amendment to Amended and Restated Lease between the President and Fellows of Harvard College and Bright Horizons Children’s Centers, LLC, dated July 25, 2011

21.1		Subsidiaries of Bright Horizons Family Solutions Inc.

23.1	*	Consent of Deloitte & Touche LLP

23.2	*	Consent of Ropes & Gray LLP (included in Exhibit 5.1)

23.3	*	Consent of BDO LLP

24.1		Powers of Attorney (included in signature page)

*	To be filed by amendment.

Exhibit 4.3

EXECUTION COPY

BRIGHT HORIZONS CAPITAL CORP.

$110,000,000 13% Senior Notes due 2018

INDENTURE

Dated as of May 28, 2008

WILMINGTON TRUST COMPANY

Trustee

i

ii

iii

EXHIBITS

EXHIBIT A	FORM OF SECURITY

EXHIBIT B	RESTRICTED LEGEND

EXHIBIT C	DTC LEGEND

EXHIBIT D	REGULATION S CERTIFICATE

EXHIBIT E	RULE 144A CERTIFICATE

EXHIBIT F	INSTITUTIONAL ACCREDITED INVESTOR CERTIFICATE

EXHIBIT G	CERTIFICATE OF BENEFICIAL OWNERSHIP

EXHIBIT H	TEMPORARY OFFSHORE GLOBAL SECURITY LEGEND

SCHEDULES

SCHEDULE 1.01	CERTAIN INVESTMENTS

SCHEDULE 4.03	CERTAIN DEBT

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CROSS-REFERENCE TABLE

TIA Section	Indenture Section

310 (a)(1)	7.10
(a)(2)	7.10
(a)(3)	N/A
(a)(4)	N/A
(a)(5)	7.10
(b)	7.03; 7.10
(c)	N/A
311 (a)	7.11
(b)	7.11
(c)	N/A
312 (a)	2.05
(b)	10.03
(c)	10.03
313 (a)	7.06
(b)(1)	N/A
(b)(2)	7.06
(c)	10.02
(d)	7.06
314 (a)	4.02; 4.09
(b)	N/A
(c)(1)	10.04
(c)(2)	10.04
(c)(3)	10.04
(d)	N/A
(e)	10.05
(f)	N/A
315 (a)	7.01
(b)	7.05; 10.02
(c)	7.01
(d)	7.01
(e)	6.11
316 (a) (last sentence)	10.06
(a)(1)(A)	6.05
(a)(1)(B)	6.04
(a)(2)	N/A
(b)	6.07
(c)	2.14; 9.04
317(a)(1)	6.08
(a)(2)	6.09
(b)	2.04
318 (a)	10.01
(b)	N/A
(c)	10.01

v

N/A means Not Applicable

Note: This Cross-Reference Table shall not, for any purpose, be deemed to be part of this Indenture.

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INDENTURE dated as of May 28, 2008, among BRIGHT HORIZONS CAPITAL CORP. (formerly known as Swingset Holdings Corp.), a Delaware corporation (the “Issuer”) and Wilmington Trust Company, a Delaware banking corporation, as trustee (or any successor trustee, the “Trustee”).

Each party agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the Holders of (i) the Issuer’s 13% Senior Notes due 2018 to be issued on the Issue Date and (ii) if and when issued as provided in a Registration Rights Agreement, the Issuer’s 13% Senior Notes due 2018 issued in a Registered Exchange Offer (as defined below) in exchange for any Securities referred to in clause (i):

ARTICLE 1

DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.01 Definitions.

“Acquired Debt” means, with respect to any specified Person:

(1) Debt of any other Person existing at the time such other Person is merged or amalgamated with or into or became a Restricted Subsidiary of such specified Person, including Debt incurred in connection with, or in contemplation of, such other Person’s merging or amalgamating with or into or becoming a Restricted Subsidiary of such specified Person; and

(2) Debt secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” has the meaning set forth in a Registration Rights Agreement.

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, that Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power (i) to vote 10% or more of the Securities having ordinary voting power for the election of directors of such Person or (ii) to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or by contract or otherwise.

“Agent” means any Registrar, Paying Agent or Authenticating Agent.

“Agent Member” means a member of, or a participant in, the Depositary.

“Applicable Premium” means, with respect to any Security at any redemption date prior to May 28, 2012, the excess of (A) the present value at such time of the redemption price of such Security at May 28, 2012 (such redemption price being set forth in the table in Section 3.07(a))

vii

assuming that such Security was to remain outstanding through May 28, 2012 (with all accrued interest on the Security through May 28, 2012 being capitalized thereon unless previously paid in cash) computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the Current Accretion Amount of such Security on the date of redemption, provided, however, that in no event shall the Applicable Premium be less than zero.

“Asset Sale” means:

(1) the sale, conveyance or other voluntary disposition of any assets or rights (including by way of merger or consolidation or a sale and leaseback) of the Issuer or any of its Restricted Subsidiaries (excluding the sale of any Equity Interests of the Issuer), and

(2) the issue or sale by the Issuer or any of its Restricted Subsidiaries of Equity Interests of any of the Issuer’s Restricted Subsidiaries (other than director’s qualifying shares or shares required by applicable law to be held by a Person other than the Issuer or any of its Restricted Subsidiaries), in the case of either clause (1) or (2), whether in a single transaction or a series of related transactions that have a fair market value of not less than $2.5 million with respect to any transaction or series of related transactions and not less than $5.0 million in the aggregate during any fiscal year.

Notwithstanding the foregoing, the following shall not be Asset Sales:

(a) a transfer of assets or an issuance of Equity Interests by a Restricted Subsidiary to the Issuer or to any Wholly Owned Restricted Subsidiary or any Restricted Subsidiary that is a Guarantor of the Opco Securities or a transfer of assets by the Issuer to a Wholly Owned Restricted Subsidiary or a Restricted Subsidiary that is a Guarantor of the Opco Securities;

(b) a transfer of assets or an issuance of Equity Interests by a Restricted Subsidiary to any non-Wholly Owned Restricted Subsidiary or a transfer of assets by the Issuer to any non-Wholly Owned Restricted Subsidiary; provided that the aggregate fair market value of transfers and issuances made pursuant to this clause (b) shall not exceed $15.0 million;

(c) the making of any Restricted Payment that is permitted by Section 4.04 (including any formation of or contribution of assets to a Subsidiary or joint venture), the making of any Permitted Investment or the granting of any Lien permitted by Section 4.10;

(d) any disposition of property or assets (including inventory and accounts receivable) of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business, or that have become uneconomic, obsolete, damaged or worn out or that constitute a surplus property of the Issuer and its Restricted Subsidiaries, or that are no

8

longer used or useful in the conduct of business of the Issuer and its Restricted Subsidiaries (excluding any such dispositions pursuant to or in contemplation of the discontinuation of any operation or division);

(e) the disposition of Cash Equivalents or cash;

(f) leases, subleases, assignments, licenses or sublicenses of real, personal or intellectual property in the ordinary course of business;

(g) the disposition of property (including like-kind exchanges) to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of such disposition are promptly applied to the purchase price of such replacement property, in each case under Section 1031 of the Internal Revenue Code or otherwise;

(h) dispositions of accounts receivable in connection with the collection or compromise thereof;

(i) transfers of property subject to casualty, condemnation or eminent domain proceedings (including in lieu thereof) upon the receipt of the net cash proceeds therefor;

(j) voluntary terminations of Hedging Obligations;

(k) any disposition in a manner permitted pursuant to the provisions described under Section 5.01 or 5.02 hereof or any disposition that constitutes a Change of Control;

(l) any issuance or sale of Equity Interests in, or Debt or other securities of an Unrestricted Subsidiary; and

(m) any sale and leaseback transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date and such sale and leaseback transaction occurs within one hundred eighty (180) days (or, solely to the extent that such party has entered into a binding agreement for such sale and leaseback transaction in writing during such 180-day period, within two hundred seventy (270) days before or after the acquisition or construction (as applicable) of such property, and in each case to the extent the Attributable Debt with respect thereto is permitted by Section 4.03.

“Attributable Debt” means, on any date, in respect of any Capital Lease Obligation (including any sale and leaseback transaction) of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP.

“Authenticating Agent” refers to a Person engaged to authenticate the Securities in the stead of the Trustee.

“Bain” means Bain Capital, LLC.

9

“Beneficial Owner,” “Beneficially Own” and “Beneficial Ownership” have the meanings assigned to such terms in Rule 13d-3 and Rule 13d-5, under the Exchange Act, except that in calculating the Beneficial Ownership of any particular “person” or “group,” as such terms are used in Section 13(d)(3) of the Exchange Act, such person or group shall be deemed to have Beneficial Ownership of all shares of Capital Stock that such person or group has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any authorized committee of the Board of Directors of such Person;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Bright Horizons” means Bright Horizons Family Solutions, Inc.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions in New York State or the state in which the Corporate Trust Office is located are authorized or required by law to close.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP. The Stated Maturity of any Capital Lease Obligation is the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of a partnership, unlimited liability company or limited liability company, partnership or membership interests (whether general or limited); and

(3) in the case of an association or other business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock.

“Cash Equivalents” means, as at any date of determination, any of the following: (i) marketable securities (a) issued or directly and unconditionally guaranteed as to interest and principal by the government of the United States, Canada, the United Kingdom or any other member state of the European Economic Area or any Participating Member State or (b) issued by any agency of the United States, Canada, the United Kingdom or any other member state of

10

the European Economic Area or any Participating Member State, the obligations of which in the case of any securities issued by the United States or Canada are backed by the full faith and credit of the United States or Canada, in each case maturing within one year after such date, or in the case of securities issued by any agency of the United Kingdom or any other member state of the European Economic Area or any Participating Member State, the obligations of which have an equivalent credit rating to that country or member state, as the case may be, and in each case maturing within one year after such date; (ii) marketable direct obligations issued by any state of any of the foregoing or any political subdivision or any public instrumentality thereof, in each case maturing within one year after such date and having, at the time of the acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody’s; (iii) commercial paper maturing no more than one year from the date of creation thereof and having, at the time of the acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody’s; (iv) time deposits with, certificates of deposit or bankers’ acceptances maturing within one year after such date and issued or accepted by any Lender or by any commercial bank organized under the laws of (1) the United States of America or any state thereof or the District of Columbia that (a) is at least “adequately capitalized” (as defined in the regulations of its primary Federal banking regulator) and (b) has Tier 1 capital (as defined in such regulations) of not less than $100,000,000 or (2) Canada, the United Kingdom or any other member state of the European Economic Area or any Participating Member State, in each case satisfying capital and credit rating requirements which are at least equivalent to those set forth in clause (1), and (v) shares of any money market mutual fund that (a) has substantially all of its assets invested continuously in the types of investments referred to in clauses (i), (ii) and (iii) above, (b) has net assets of not less than $500,000,000, and (c) has the highest rating obtainable from either S&P or Moody’s.

“Certificate of Beneficial Ownership” means a certificate substantially in the form of Exhibit G.

“Certificated Security” means a Security in registered individual form without interest coupons.

“Change of Control” means the occurrence of any of the following events after the Issue Date:

(1) the sale, lease or transfer of all or substantially all of the assets of the Issuer and its Subsidiaries taken as a whole (other than by way of merger, amalgamation or consolidation) other than to one or more Permitted Holders; and

(2) any transaction or event, the result of which is that

(a) at any time before an IPO, Permitted Holders cease to be the Beneficial Owners, directly or indirectly, of Equity Interests representing at least 50% of the total voting and economic power of the Equity Interests of the Issuer; and

(b) at any time on or after an IPO (i) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one

11

or more Permitted Holders, becomes the Beneficial Owner, directly or indirectly, of Voting Stock representing more than 45% of the total voting or economic power of the Equity Interests of the Issuer, and (ii) one or more Permitted Holders is not the Beneficial Owner, directly or indirectly, of Voting Stock representing a greater percentage of the total voting and economic power of the Equity Interests of the Issuer.

“Commission” means the Securities and Exchange Commission or any successor agency.

“Commodity Hedging Agreements” means any futures contract or other similar agreement or arrangement designed to protect the Issuer or any Subsidiary against fluctuations in commodities prices.

“Consolidated Cash Flow” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period, plus:

(1) without duplication, to the extent deducted (and not added back) in arriving at such Consolidated Net Income, the sum of the following amounts for such Person and its Restricted Subsidiaries for such period:

(a) Consolidated Interest Expense, plus amounts excluded from Consolidated Interest Expense in clauses (x), (y) and (z) thereof and plus amounts set forth in clauses (2) and (3) of the definition of Fixed Charges;

(b) provision for taxes based on income or profits or capital (or any alternative in lieu of), including federal, state, franchise, excise and similar taxes paid or accrued during such period, and penalties and interest relating to any tax examinations, including any distributions and dividends made by Opco to the Issuer with respect thereto pursuant to clause (3)(b) of the definition of “Specified Affiliate Payments” in the Opco Indenture;

(c) depreciation and amortization expense of such Person and its Restricted Subsidiaries on a consolidated basis and otherwise determined in accordance with GAAP;

(d) any other non-cash charges reducing Consolidated Net Income excluding any such non-cash charge to the extent that it represents an accrual or reserve for a potential cash charge in any future period or amortization of a prepaid cash charge that was paid in a prior period;

(e) any fees, expenses or charges (other than depreciation or amortization expense) in respect of third parties related to any issuance of Equity Interests, Investments made pursuant to clause (4) of the definition of Permitted Investments, any other Permitted Investment or Investment permitted by Section 4.04, disposition, recapitalization or incurrence or repayment of Debt permitted to be incurred by this Indenture (including a refinancing thereof) and any such

12

transaction consummated prior to the Issue Date (in each case whether or not successful), including any amendment or other modification of any debt instrument, including the Securities, the Opco Securities and the Senior Credit Facilities (including, for the avoidance of doubt, the effects of expensing all transaction related expenses in accordance with FAS 141(R) and gains or losses associated with FIN 45);

(f) the amount of management, monitoring, consulting and advisory fees paid (or accrued) in such period under the Management Agreement to the Sponsor to the extent otherwise permitted under Section 4.07 hereof (but not including any indemnities and expenses and additional termination and transaction fees paid in such period under the Management Agreement);

(g) the amount of (x) extraordinary or non-recurring losses and expenses (including all fees and expenses related thereto), (y) expenses or costs incurred in connection with Opco being a public company prior to the Issue Date not to exceed $2.5 million or (z) integration, consolidation and closing (including lease termination) costs for facilities in an aggregate amount pursuant to this clause (z) not to exceed $10.0 million;

(h) any net loss from discontinued operations, subject to and consistent with an audit review;

(i) any expenses, charges or losses that are covered by indemnification or other reimbursement provisions in connection with any Investment, acquisition or any sale, conveyance, transfer or other disposition of assets permitted under this Indenture, to the extent actually reimbursed, or, so long as the Issuer has made a determination that a reasonable basis exists for indemnification or reimbursement and only to the extent that such amount is in fact indemnified or reimbursed within 365 days of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so indemnified or reimbursed within such 365 days);

(j) to the extent covered by insurance and actually reimbursed, or, so long as the Issuer has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is in fact reimbursed within 365 days of the date of determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within 365 days), expenses, charges or losses with respect to liability or casualty events or business interruption;

(k) cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing Consolidated Cash Flow or Consolidated Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of Consolidated Cash Flow pursuant to clause (2) below for any prior period and not added back,

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(l) any non-cash impairment charge or asset write-off or write-down, including impairment charges or asset write-offs or write-downs related to intangible assets, long-lived assets, investments in debt and equity securities or as a result of a change in law or regulation, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP;

(m) any non-cash compensation charge or expense (including accruals and reserves for future cash items), including any such charge or expense arising from the grants of stock appreciation or similar rights, stock options, restricted stock or other rights or equity incentive program; and

(n) any unrealized loss resulting in such period from obligations under any Hedging Obligations and the application of Statement of Financial Accounting Standards No. 133; minus

(2) without duplication and to the extent included in arriving at such Consolidated Net Income, the sum of the following amounts for such Person and its Restricted Subsidiaries for such period:

(a) any non-cash gains for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced Consolidated Net Income in any prior period and any non-cash gains with respect to cash actually received in a prior period so long as such cash did not increase Consolidated Net Income in such prior period;

(b) any net income from discontinued operations, subject to and consistent with audit review;

(c) the amount of all extraordinary or non-recurring gains (less all fees and expenses related thereto); and

(d) any cash payments made in connection with or with respect to stock appreciation or similar rights, stock options, restricted stock or other rights or equity incentive program with respect to an accrual or reserve therefore in a prior period added back pursuant to clause (1)(m) above;

in each case, as determined on a consolidated basis for such Person and its Restricted Subsidiaries; provided, that there shall be excluded in determining Consolidated Cash Flow any currency translation gains and losses (including the net loss or gain resulting from Currency Agreements), to the extent otherwise included in the applicable income statement.

For purposes of determining Consolidated Cash Flow for any period that includes the quarterly periods ending September 30, 2007, December 31, 2007 and March 31, 2008, the Consolidated Cash Flow for each such quarterly period shall be deemed to be $25,890,000, $28,445,000 and $28,640,000, respectively, in each case (without duplication of any items enumerated in clause (1) or (2) above), prior to giving effect to any pro forma adjustments otherwise provided for in this Indenture.

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“Consolidated Fixed Charge Coverage Ratio” means with respect to any Person for any period consisting of such Person’s and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that such Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees or redeems or repays any Debt (other than Debt incurred or repaid under any revolving credit facility in the ordinary course of business for working capital purposes) or issues or redeems Preferred Stock, in each case subsequent to the commencement of the period for which the Consolidated Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Consolidated Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Consolidated Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, redemption or repayment of Debt, or such issuance or redemption of Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter reference period.

For purposes of making the computation referred to above, Specified Transactions that have been made by such Person or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date, and discontinued operations determined in accordance with GAAP on or prior to the Calculation Date, shall be given effect on a pro forma basis assuming that all such Specified Transactions or discontinued operations (and the reduction or increase of any associated Fixed Charges, and the change in Consolidated Cash Flow, resulting therefrom, including as a result of any Pro Forma Cost Savings) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged or amalgamated with or into such Person or any Restricted Subsidiary since the beginning of such period shall have made any Specified Transaction or discontinued an operation, that would have required adjustment pursuant to this definition, then the Consolidated Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Specified Transaction or discontinued operations had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a Specified Transaction or discontinued operations, the pro forma calculations shall be made in good faith by a financial or accounting officer of the Issuer. If any Debt to which pro forma effect is given bears interest at a floating rate, the interest expense on such Debt shall be calculated as if the rate in effect on the Calculation Date had been the applicable interest rate for the entire period (taking into account any Interest Rate Agreement in effect on the Calculation Date). Interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP. Interest on Debt that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

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“Consolidated Interest Expense” means, with respect to any Person for any period, total interest expense (including that portion attributable to Capital Lease Obligations) of such Person and its Restricted Subsidiaries on a consolidated basis in accordance with GAAP with respect to all outstanding Debt of such Person and its Restricted Subsidiaries, including all commissions, discounts and other fees and charges owed with respect to letters of credit and net payments, if any, made (less net payments, if any, received) pursuant to Interest Rate Agreements, but excluding, however, (x) amortization of original issue discount resulting from issuance of Debt at less than par in connection with the Transactions, (y) amortization of deferred financing fees, debt issuance costs, discounted liabilities, commissions, fees and expenses, and (z) any fees payable to the agents under the Existing Credit Facility on or before the Issue Date.

“Consolidated Net Income” means, with respect to any Person for any period, the net income (loss) of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis, in accordance with GAAP excluding, without duplication:

(1) any extraordinary (net of any tax effect) gains, losses, costs, charges or expenses and any gains or losses (net of any tax effect) attributable to Asset Sales or returned surplus assets of any Pension Plan;

(2) (i) the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies and (ii) the effects of adjustments in such Person’s financial statements resulting from the application of purchase accounting during such period;

(3) any cash expenses incurred in connection with the Transactions not exceeding $35 million and paid on or prior to December 31, 2008;

(4) the income (or loss) of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to the Issuer or any of its Restricted Subsidiaries by such Person during such period;

(5) solely for purposes of determining Consolidated Net Income under clause (iii)(A) of Section 4.04(a), the net income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or that is, directly or indirectly, prohibited by operation of the terms of its charter or any agreement or instrument (other than as permitted pursuant to (x) Section 4.05(b)(1) and (b)(2) or (y) any Debt containing other encumbrances, restrictions or prohibitions no more restrictive than those contained in the more restrictive of the Opco Securities and the Senior Credit Facility at the time such Debt is incurred provided, that the exception in this clause (y) shall only apply so long as the Opco Securities or the Senior Credit Facility is

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outstanding), judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders unless such restriction with respect to the payment of dividends or similar distributions has been waived, provided that Consolidated Net Income of the Issuer will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Issuer or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

(6) any net after tax effect of income (loss) from the early extinguishment or conversion of (i) Debt or (ii) Hedging Obligations;

(7) any non-cash and (to the extent paid on or substantially concurrently with the Issue Date) cash charges associated with the rollover, acceleration or payout of Equity Interests by management of Opco or any of its direct or indirect parents in connection with the Transactions; and

(8) any non-cash charges relating to deferred financing charges related to the Transactions and up to $9.0 million of upfront fees associated with the Senior Credit Facility in effect on the date hereof when recognized as an expense.

“Corporate Trust Office” means the office of the Trustee specified in Section 10.02 or any other office specified by the Trustee from time to time pursuant to such Section.

“Credit Facilities” means, with respect to the Issuer and the Issuer’s Restricted Subsidiaries, one or more debt facilities, indentures, instruments or agreements (including the Senior Credit Facility), receivables facilities or commercial paper facilities with banks, insurance companies or other institutional lenders or investors providing for revolving credit loans, term loans, mortgages, guarantees, notes, factoring or other receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from or issue securities to such lenders against such receivables) or letters of credit or other credit facilities (including any appendices, exhibits or schedules to any of the foregoing), in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time and any one or more debt facilities, indentures, instruments or agreements, receivables facilities or commercial paper facilities with banks, insurance companies or other institutional lenders or investors that extend, replace, refund, refinance, renew or defease any part of the loans, mortgages, guarantees, notes, factoring or other receivables financing or letters of credit or other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders (if more than one such facility, each individually, a “Credit Facility”).

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement to which the Issuer or any Subsidiary is a party or of which it is a beneficiary.

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“Current Accretion Amount” means, with respect to any Security as at any date, the sum of (x) the principal amount of such Security as of the quarterly interest payment date immediately preceding such date, or if such date is prior to the first such interest payment date following the Issue Date, the initial principal amount of such Security plus (y) all accrued and unpaid interest on such Security from (and including) the immediately preceding quarterly interest payment date or, if such date is prior to the first such interest payment date following the Issue Date from (and including) the Issue Date to such date of determination.

“Debt” means, with respect to any Person (without duplication):

(1) any indebtedness of such Person, whether or not contingent,

(a) in respect of borrowed money; or

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker’s acceptances; or

(c) representing the balance deferred and unpaid of the purchase price of any property or services, except (i) any such obligations incurred under ERISA, (ii) any such balance that constitutes an obligation in respect of a commercial letter of credit, a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (iii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and is not paid after becoming due and payable; or

(d) representing Capital Lease Obligations; or

(e) representing any Hedging Obligations,

if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP;

(2) all indebtedness under clause (1) of other Persons secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) provided that the amount of indebtedness of such Person shall be the lesser of:

(a) the fair market value of such asset at such date of determination; and

(b) the amount of such indebtedness of such other Persons;

(3) to the extent not otherwise included, the Guarantee by such Person of any Debt under clause (1) of any other Person; and

(4) any Disqualified Stock of such Person.

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provided, however, that notwithstanding the foregoing, Debt shall be deemed not to include guarantees of obligations not constituting Debt incurred in the ordinary course of business.

Except as otherwise expressly provided in this definition, or in the definition of “Disqualified Stock” the amount of any Debt outstanding as of any date shall be:

(1) with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation;

(2) with respect to any Hedging Obligation, the net amount payable if such Hedging Obligation terminated at that time due to default by such Person;

(3) the accreted value thereof, in the case of any Debt issued at a discount to par; or

(4) except as provided above, the principal amount or liquidation preference thereof, in the case of any other Debt.

“Default” means any event that is, or with the passage of time or the giving of notice or both, would be an Event of Default.

“Default Interest Rate” means a rate equal to 2% per annum.

“Depositary” means the depositary of each Global Security, which will initially be DTC.

“Designated Non-Cash Consideration” means the fair market value of non-cash consideration received by the Issuer or any of its Restricted Subsidiaries in connection with an Asset Sale that is designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate setting forth the basis of such valuation (which amount will be reduced by the amount of cash or Cash Equivalents received in connection with a subsequent sale, redemption, repurchase of or collection or payment on, such Designated Non-Cash Consideration).

“Designated Preferred Stock” means Preferred Stock of Opco or any parent company thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate executed by the accounting or financial officer of the Issuer or the applicable parent company thereof, as the case may be, on the issuance date thereof.

“Disqualified Equity Interests” means Disqualified Stock and all warrants, options or other rights to acquire Disqualified Stock (but excluding any debt security that is convertible into, or exchangeable for, Disqualified Stock).

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“Disqualified Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is:

(1) required to be redeemed or is redeemable at the option of the holder of such class or series of Capital Stock at any time on or prior to the date that is 91 days after the Stated Maturity of the Securities; or

(2) convertible into or exchangeable at the option of the holder thereof at any time on or prior to the date that is 91 days after the Stated Maturity of the Securities for Capital Stock referred to in clause (1) above or Debt.

Notwithstanding the preceding sentence, (A) if such Capital Stock is issued to any plan for the benefit of employees or by any such plan to such employees, in each case in the ordinary course of business of the Issuer or its Subsidiaries, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations; (B) any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Issuer to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Issuer may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 4.04; and (C) no Capital Stock held by any future, present or former employee, director, officer or consultant of the Issuer (or any of its direct or indirect parents or Subsidiaries) shall be considered Disqualified Stock because such stock is redeemable or subject to repurchase pursuant to any management equity subscription agreement, stock option agreement, stock ownership plan, put agreement, stockholder agreement or similar agreement that may be in effect from time to time.

For purposes hereof, the amount (or principal amount) of any Disqualified Stock shall be equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any. The “maximum fixed repurchase price” of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date as of which it shall be required to be determined pursuant to this Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Stock.

“Domestic Subsidiary” means any Restricted Subsidiary other than a Foreign Subsidiary.

“DTC” means The Depository Trust Company, a New York corporation, and its successors.

“DTC Legend” means the legend set forth in Exhibit C.

“Employee Benefit Plan” means any Multiemployer Plan or Pension Plan.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor thereto.

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“ERISA Affiliate” means, at the relevant time, as applied to any Person, (i) any corporation which is a member of a controlled group of corporations within the meaning of Section 414(b) of the Internal Revenue Code of which that Person is a member; (ii) any trade or business (whether or not incorporated) which is a member of a group of trades or businesses under common control within the meaning of Section 414(c) of the Internal Revenue Code of which that Person is a member; and (iii) any member of an affiliated service group within the meaning of Section 414(m) or (o) of the Internal Revenue Code of which that Person, any corporation described in clause (i) above or any trade or business described in clause (ii) above is a member. Any former ERISA Affiliate of the Issuer or any of its Subsidiaries shall continue to be considered an ERISA Affiliate of the Issuer or any such Subsidiary within the meaning of this definition with respect to the period such entity was an ERISA Affiliate of the Issuer or such Subsidiary and with respect to liabilities arising after such period for which the Issuer or such Subsidiary could be liable under the Internal Revenue Code or ERISA.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Offer” means an offer by the Issuer to the Holders of any Initial Securities to exchange outstanding Securities for Exchange Securities, as provided for in a Registration Rights Agreement.

“Exchange Offer Registration Statement” means the Exchange Offer Registration Statement as defined in a Registration Rights Agreement.

“Exchange Securities” means the Securities of the Issuer issued pursuant to this Indenture in exchange for, and in an aggregate principal amount equal to, the Initial Securities in compliance with the terms of a Registration Rights Agreement and containing terms substantially identical to the Initial Securities (except that (i) such Exchange Securities will be registered under the Securities Act and will not be subject to transfer restrictions or bear the Restricted Legend, and (ii) the provisions relating to Additional Interest will be eliminated).

“Excluded Cash Contributions” means net cash proceeds, Cash Equivalents or cash contributions designated as such pursuant to Section 4.04(b)(2).

“Existing Credit Facility” means that certain First Amended and Restated Credit Agreement dated as of October 1, 2007 between Opco, the lenders party thereto, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer and JPMorgan Chase Bank, N.A., as syndication agent, as amended prior to the Issue Date.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1) Consolidated Interest Expense of such Person for such period;

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(2) all dividends or other distributions paid (excluding items eliminated in consolidation and distributions of Equity Interests (other than Disqualified Stock)) on any series of Preferred Stock of any Restricted Subsidiary during such period; and

(3) all dividends or other distributions paid (excluding items eliminated in consolidation and distributions of Equity Interests (other than Disqualified Stock)) on any series of Disqualified Stock during such period.

“Foreign Subsidiary” means any Restricted Subsidiary of the Issuer organized under the laws of any jurisdiction other than the United States or any political subdivision thereof and any Restricted Subsidiary of a Foreign Subsidiary.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in this Indenture shall be computed in conformity with GAAP as in effect as of the Issue Date.

“Global Security” means a Security in registered global form without interest coupons.

“Government Notes” means non-redeemable, direct obligations (or certificates representing an ownership interest in such obligations) of, or obligations guaranteed by, the United States of America (including any agency or instrumentality thereof) for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

“GS Purchasers” is defined in the definition of “Initial Purchasers.”

“GS Parties” means, collectively, the Initial Purchasers and their Affiliates (other than portfolio companies) who hold any of the Securities, including, without limitation, Affiliates (other than portfolio companies) of The Goldman Sachs Group, Inc.

“Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Debt.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under Interest Rate Agreements, Currency Agreements or Commodity Hedging Agreements.

“Holder” means the Person in whose name a Security is registered on the Registrar’s books.

“Indenture” means this Indenture as amended or supplemented from time to time.

“Initial Control Group” means (i) the Sponsor, (ii) any Person making an investment in the Issuer concurrently with the Sponsor on or following the Issue Date and (iii) any Person who

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is an officer or otherwise a member of management of Opco and its Subsidiaries on the Issue Date; provided that, in no event shall the Sponsor own a lesser percentage of Voting Stock than any other person or group referred to in clauses (ii) and (iii).

“Initial Purchasers” means GSMP V Onshore US, Ltd., GSMP V Offshore US, Ltd. and GSMP V Institutional US, Ltd., (the “GS Purchasers”) and/or the limited partners of the GS Purchasers.

“Initial Securities” means the Securities issued on the Issue Date and any Securities issued in replacement thereof, but not including any Exchange Securities issued in exchange therefor.

“Institutional Accredited Investor Certificate” means a certificate substantially in the form of Exhibit F hereto.

“Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement, repurchase agreement, futures contract or other financial agreement or arrangement designed to protect the Issuer or any Subsidiary against fluctuations in interest rates.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended to the date hereof and from time to time hereafter, and any successor statute.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of direct or indirect loans (but excluding Guarantees of Debt not otherwise prohibited from being incurred under this Indenture), advances or capital contributions (excluding accounts receivable, credit card and debit card receivables, trade credit, advances to customers, commission, travel, payroll, entertainment, relocation and similar advances to officers and employees and profit sharing plan contributions made in the ordinary course of business), and purchases or other acquisitions for consideration of Debt, Equity Interests or other securities. For purposes of the definition of “Unrestricted Subsidiary” and Section 4.04 hereof:

(1) “Investments” shall include the portion (proportionate to the Issuer’s Equity Interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a) the Issuer’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to the Issuer’s Equity Interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

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(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Issuer.

“Investor Controlled” means any person or group of which the Sponsor or any Person who is an officer or otherwise a member of management of the Issuer and its Subsidiaries Beneficially Owns more than 50% of the total voting or economic power of the aggregate Capital Stock of the Issuer held directly or indirectly by such person or group.

“IPO” means the first public offering of common stock of the Issuer or a direct or indirect parent holding company thereof.

“Issue Date” means May 28, 2008.

“Issuer” means the party named as such in this Indenture until a successor replaces it and, thereafter, means the successor and, for purposes of any provision contained herein and required by the TIA as it applies after a TIA Event, each other obligor on the Securities.

“Lien” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement or any lease in the nature thereof); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Management Agreements” means that certain Management Agreement, dated as of May 28, 2008, among Bright Horizons Solutions Corp., Holdco, the Issuer and Bain Capital Partners, LLC.

“Merger” means the merger of Merger Sub with and into Bright Horizons.

“Merger Agreement” means the Agreement and Plan of Merger among the Issuer, Merger Sub and Bright Horizons, dated as of January 14, 2008.

“Merger Sub” means Bright Horizons Acquisition Corp. (formerly known as Swingset Acquisition Corp.), a Delaware corporation and a subsidiary of the Issuer.

“Moody’s” means Moody’s Investors Service, Inc.

“Multiemployer Plan” means any “multiemployer plan” as defined in Section 3(37) of ERISA in respect of which the Issuer or any of its Subsidiaries has or could reasonably be expected to have liability, contingent or otherwise under ERISA.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale (including any cash received upon the sale or

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other disposition of any Designated Non-Cash Consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including legal, accounting and investment banking fees, and brokerage and sales commissions) and any relocation, redundancy and closing costs incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts applied to the repayment of principal, premium, if any, and interest on Debt of the Issuer and its Restricted Subsidiaries that is not subordinated to the Securities and required (other than as required by Section 4.06(b)(1) or 4.06(c)(2)) to be paid as a result of such Asset Sale, all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries or joint ventures as a result of such Asset Sale, and any deduction of appropriate amounts to be provided by the Issuer and its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such Asset Sale and retained by the Issuer and its Restricted Subsidiaries after such Asset Sale, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such Asset Sale.

“Non-U.S. Person” means a Person that is not a U.S. person, as defined in Regulation S.

“Obligations” means any principal, interest, Additional Interest, penalties, fees, indemnifications, reimbursements, damages, Guarantees and other liabilities payable under the documentation governing any Debt, in each case, whether now or hereafter existing, renewed or restructured, whether or not from time to time decreased or extinguished and later increased, created or incurred, whether or not arising on or after the commencement of a proceeding under Title 11, U.S. Code or any similar federal or state law for the relief of debtors (including post-petition interest) and whether or not allowed or allowable as a claim in any such proceeding.

“Officers” means any of the following: Chairman, President, Chief Executive Officer, Treasurer, Chief Financial Officer, Executive Vice President, Senior Vice President, Vice President, Assistant Vice President, Secretary, Assistant Secretary or any other officer reasonably acceptable to the Trustee.

“Officer’s Certificate” means a certificate signed by one Officer.

“Offshore Global Security” means a Global Security representing Securities issued and sold pursuant to Regulation S.

“Opco” means (a) before the Merger, Merger Sub and (b) after the Merger, Bright Horizons.

“Opco Indenture” means the Indenture pursuant to which the Opco Securities are to be issued.

“Opco Securities” means Opco’s 11 1/2% Senior Notes due 2018 to be issued pursuant to the Opco Indenture.

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“Opinion of Counsel” means a signed written opinion from legal counsel. The counsel may be an employee of or counsel to the Issuer or the Trustee. As to matters of fact, an Opinion of Counsel may conclusively rely on an Officer’s Certificate, without any independent investigation.

“Pari Passu Debt” means any senior Debt of the Issuer that ranks pari passu in right of payment with the Securities.

“Participating Member State” means any member state of the European Community that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Community relating to the Economic and Monetary Union.

“Pension Plan” means any “employee pension benefit plan” as defined in Section 3(2) of ERISA, other than a Multiemployer Plan, which is subject to Section 412 or 430 of the Internal Revenue Code or Section 302 of ERISA, and in respect of which the Issuer or any of its Subsidiaries has or could reasonably be expected to have liability, contingent or otherwise, under ERISA.

“Permanent Offshore Global Security” means an Offshore Global Security that does not bear the Temporary Offshore Global Security Legend.

“Permitted Business” means the businesses and any services, activities or businesses incidental, or directly related or similar to, any line of business conducted or proposed to be conducted by the Issuer and its Subsidiaries as of the Issue Date or any business that is a reasonable extension, development or expansion of any of the foregoing or is reasonably related, complementary, ancillary or incidental to any of those businesses.

“Permitted Holder” means any of (i) the Sponsor, (ii) any Person who is an officer or otherwise a member of management of the Issuer (or Opco) and its Restricted Subsidiaries on the Issue Date and (iii) solely on or after an IPO, any “person” or “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the entities or persons referred to in clauses (i) and (ii) are members, provided that any such group is Investor Controlled; and, provided, further, that the Persons referred to in clause (ii) of this definition shall constitute Permitted Holders only to the extent such Persons do not hold, in the aggregate, more than 10% of the voting and economic power of the Equity Interests of the Issuer.

“Permitted Investments” means:

(1) any Investment by the Issuer in any Wholly Owned Restricted Subsidiary or a Restricted Subsidiary that is a Guarantor of the Opco Securities or by a Restricted Subsidiary in the Issuer or another Restricted Subsidiary that is a Wholly Owned Restricted Subsidiary or a Guarantor of the Opco Securities (of which no more than $17.5 million at any time outstanding (with the value of each Investment being measured at the time made and without giving effect to subsequent changes in value) shall be any Investments by a Domestic Subsidiary in a Wholly Owned Restricted Subsidiary that is a

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Foreign Subsidiary and provided, further, that Investments permitted pursuant to clause (4) below and Investments in a Wholly Owned Restricted Subsidiary to effect Investments pursuant to clause (4) below shall not be deemed to reduce the above referred amount);

(2) any Investment by the Issuer in any non-Wholly Owned Restricted Subsidiary, or by a Restricted Subsidiary in another Restricted Subsidiary that is a non-Wholly Owned Restricted Subsidiary provided that the fair market value of such Investment, taken together with all other Investments made pursuant to this clause (2) that are at that time outstanding shall not exceed $10.0 million (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(3) any Investment in (a) cash or Cash Equivalents or (b) to the extent determined by the Issuer in good faith to be necessary for local currency working capital requirements of a Foreign Subsidiary, other cash equivalents, provided in the case of clause (b), the Investment is made by the Foreign Subsidiary having such requirements

(4) (i) any Investment by a Restricted Subsidiary in a Person that is engaged in a Permitted Business if as a result of such Investment:

(A) (x) such Person becomes a Wholly Owned Restricted Subsidiary or a Guarantor of the Opco Securities or (y) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Wholly Owned Restricted Subsidiary or a Guarantor of the Opco Securities,

(B) no Event of Default shall have occurred or be continuing or will result therefrom, and

(C) (x) immediately after giving effect to such Investment, either (I) Opco could incur at least $1.00 of additional Debt pursuant to the Coverage Ratio Exception on a pro forma basis taking into account such Investment or (II) the Consolidated Fixed Charge Coverage Ratio of Opco and its Restricted Subsidiaries immediately after such Investment is greater than the Consolidated Fixed Charge Coverage Ratio of Opco and its Restricted Subsidiaries immediately prior to such Investment (the “Acquisition Ratio Test”), or (y) immediately after giving effect to such Investment (and prior to the application of any adjustment to the purchase consideration provided for within this clause (y)), the aggregate amount of such Investments that do not qualify under the Acquisition Ratio Test will not exceed $25.0 million

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(excluding any such Investment described on Schedule 1.01 and purchase consideration to the extent funded from Excluded Cash Contributions or the issuance of Equity Interests (other than Disqualified Equity Interests) of the Issuer or any of its direct or indirect parent companies); provided, that for purposes of determining the purchase consideration of such Investment, the purchase consideration shall be measured at the time such Investment was made and shall be reduced by Net Proceeds received by the Issuer or any of its Restricted Subsidiaries from the sale of property acquired in connection with such Investment and sold pursuant to a sale and leaseback transaction completed within 270 days after such Investment; provided, further, that upon the earlier of (I) the 271st day following such Investment or (II) a determination by the management of the Issuer that there will be no further sale and leaseback transactions with property acquired in connection with such Investment, the Acquisition Ratio Test shall be recalculated for such Investment (for the avoidance of doubt, including any rent expenses associated with the sale and leaseback transaction) and, if the Acquisition Ratio Test is satisfied upon recalculation, the purchase consideration (as adjusted) shall be excluded from the amounts available pursuant to this clause (y); and

(ii) any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger consolidation, amalgamation or transfer;

(5) any securities or assets received or other Investments made as a result of the receipt of non-cash consideration in connection with an Asset Sale that was made pursuant to and in compliance with Section 4.06 or in connection with any disposition of assets not constituting an Asset Sale (except for dispositions exempt from such definition pursuant to clause (b) of the exceptions thereto);

(6) any Investment solely in exchange for the issuance of Equity Interests (other than Disqualified Equity Interests) of the Issuer or any of its direct or indirect parent companies;

(7) loans and advances to employees, officers, directors and consultants of the Issuer and its Subsidiaries (i) for reasonable and customary business-related travel, entertainment, relocation and analogous ordinary business purposes, (ii) in connection with such Person’s purchase of Equity Interests of the Issuer (or any direct or indirect parent thereof)(provided that the amount of such loans and advances shall be contributed to the Issuer in cash as common equity) or (iii) advances of payroll payments to employees in the ordinary course of business, in an aggregate principal amount for all such loans and advances pursuant to this clause (7) not to exceed $5.0 million in the aggregate at any time outstanding;

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(8) Investments (i) in any securities received in satisfaction or partial satisfaction thereof from financially troubled account debtors and (ii) deposits, prepayments and other credits to suppliers made in the ordinary course of business consistent with the past practices of the Issuer and its Restricted Subsidiaries;

(9) any Investment acquired by the Issuer or any of its Restricted Subsidiaries:

(a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

(b) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(10) any Investment (i) described in Schedule 1.01 and any modification, replacement, renewal, reinvestment or extension thereof and (ii) existing on the Issue Date, including Investments as set forth on the disclosure schedules to the Merger Agreement, and any extension, modification, replacement or renewal of any such Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date (or as subsequently amended or otherwise modified in a manner not disadvantageous to the Holders of the Securities in any material respect);

(11) Investments in Interest Rate Agreements, Currency Agreements and Commodity Hedging Agreements not otherwise prohibited under this Indenture;

(12) Guarantees of Debt permitted under Section 4.03 and performance guarantees in the ordinary course of business for the benefit of the Issuer or any of its Restricted Subsidiaries and the creation of liens on assets of the Issuer or any of its Restricted Subsidiaries in compliance with Section 4.10;

(13) Investments consisting of earnest money deposits required in connection with a purchase agreement or other acquisition; and

(14) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (14) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash and/or marketable securities), not to exceed $35.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided that if such Investment is in Capital Stock of a Person that

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subsequently becomes a Wholly Owned Restricted Subsidiary or a Guarantor of the Opco Securities and otherwise complies with clause (4) above at the time such Person becomes a Wholly Owned Restricted Subsidiary or a Guarantor of the Opco Securities, such Investment shall thereafter be deemed permitted under clause (4) above and shall not be included as having been pursuant to this clause (14).

“Permitted Liens” means:

(1) Liens securing Debt that is permitted to be incurred pursuant to any Credit Facilities (and Obligations in respect thereof) and/or securing Hedging Obligation related thereto;

(2) Liens in favor of the Issuer or any Restricted Subsidiary;

(3) Liens on property (including proceeds and products thereof and after-acquired property that is affixed or incorporated into the property covered by such Lien) (i) existing at the time of acquisition thereof or (ii) of a Person existing at the time such Person is merged or amalgamated into or consolidated with or acquired by the Issuer or any Restricted Subsidiary of the Issuer; provided that such Liens were in existence prior to the contemplation of such acquisition, merger, amalgamation or consolidation and do not extend to any assets other than those acquired or those of the Person so acquired (including through merger, amalgamation or consolidation) and proceeds and products thereof and after-acquired property that is affixed or incorporated into the property covered by such Lien;

(4) Liens that secure Debt of a Person existing at the time such Person becomes a Restricted Subsidiary of the Issuer and not incurred in contemplation thereof, provided that such Liens do not extend to any assets other than those of the Person that became a Restricted Subsidiary of the Issuer;

(5) Liens to secure the performance of bids, tenders, trade or government contracts (other than for the payment of Debt), leases, licenses, statutory obligations, surety or appeal bonds, performance bonds, or deposits as security for contested taxes or import duties or for the payment of rent, or other obligations of a like nature incurred in the ordinary course of business;

(6) without limitation of clause (1), Liens to secure Debt (including Capital Lease Obligations or Acquired Debt) incurred for the purpose of financing all or any part of the purchase price or cost of construction, improvement or lease of any property or equipment, in each case covering only the assets acquired, constructed, improved or leased with such Debt or the Capital Stock of any Person owning such assets; provided that such Debt is incurred within 270 days after the later of such purchase or completion of such construction or improvement or commencement of full operation of the property subject to the Lien; provided, further that individual financings of equipment provided by one lender may be cross-collateralized to other financings of equipment provided by such lender (except (i) with respect to a cross-collateralization of Debt of the Issuer and any of

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its Restricted Subsidiaries with Debt of any Person acquired pursuant to a Permitted Investment, and (ii) the cross-collateralization of any financing of equipment of the Issuer with any equipment of any Person other than the Issuer);

(7) Liens existing on the Issue Date (not otherwise constituting Permitted Liens);

(8) Liens imposed by law such as (A) carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business and (B) Liens for taxes, assessments or governmental charges or claims, in each case, that are not yet overdue for a period of more than 10 Business Days be, or that are being contested in good faith and by appropriate actions provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(9) Liens, pledges or deposits in the ordinary course of business in connection with workmen’s compensation, unemployment insurance and other types of social security laws or similar legislation;

(10) Liens on goods (and the proceeds thereof) and documents of title and the property covered thereby securing Debt in respect of commercial letters of credit;

(11) (A) easements, rights-of-way, restrictions, encroachment, and other similar encumbrances and minor defects or irregularities in title, in each case which do not and will not interfere in any material respect with the ordinary conduct of the business of the Issuer or any Restricted Subsidiary; (B) any interest or title of a lessor or sublessor on any real property leased by the Issuer or any Restricted Subsidiary and (C) any zoning or similar law or right reserved to or vested in any governmental office or agency to control or regulate the use of any real property real property;

(12) Liens arising by reason of a judgment, decree or court order, to the extent not otherwise resulting in an Event of Default under clause (7) of Section 6.01(a) hereof, and any Liens that are required to protect or enforce any rights in any administrative, arbitration or other court proceedings in the ordinary course of business;

(13) Liens (a) on assets or properties subject to a Permitted Lien securing Debt permitted by this Indenture to be incurred, securing Interest Rate Agreements in respect of such Debt or (b) securing Hedging Obligations entered into in the ordinary course of business;

(14) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Debt secured by any Lien referred to in clauses (3), (4), (6) or (7), provided that such Lien does not extend to any other property and, except as contemplated by the definition of “Permitted Refinancing Debt,” the amount secured by such Lien is not increased;

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(15) Liens on the Capital Stock or Debt of Unrestricted Subsidiaries;

(16) Liens arising from Uniform Commercial Code (or equivalent statutes) financing statement filings regarding operating leases or consignments entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(17) any provision for the retention of title to an asset by the vendor or transferor of such asset if such asset is acquired by the Issuer or any Restricted Subsidiary in a transaction entered into in the ordinary course of business of the Issuer or such Restricted Subsidiary;

(18) Liens on any escrow account used in connection with pre-funding Permitted Refinancing Debt in accordance with the definition thereof;

(19) licenses of patents, copyrights, trademarks and other intellectual property and related rights granted by the Issuer or any of its Subsidiaries in the ordinary course of business and not interfering in any respect with the ordinary conduct of or materially detracting from the value of the business of the Issuer or such Subsidiary;

(20) Liens securing Debt or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with Section 4.03 hereof;

(21) Liens, including pledges and deposits, securing liability for reimbursement and indemnification obligations of insurance carriers providing property, casualty or liability insurance to the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(22) Lease, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries and do not secure any Debt;

(23) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(24) Liens in favor of a banking institution (i) arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection or (ii) arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(25) Liens encumbering reasonable and customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(26) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Debt, (ii)

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relating to pooled deposit or sweep accounts of the Issuer or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(27) Liens solely on any cash earnest money deposits made by the Issuer or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted under this Indenture;

(28) Liens securing the Securities; and

(29) other Liens securing Debt in an aggregate principal amount outstanding not to exceed $25.0 million at the time of incurrence.

“Permitted Refinancing Debt” means any Debt of the Issuer or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, other Debt of the Issuer or any of its Restricted Subsidiaries incurred in compliance with this Indenture; provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Debt does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Debt so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of premiums (including tender premiums) defeasance costs and fees and expenses incurred in connection therewith);

(2) such Permitted Refinancing Debt has a Stated Maturity no earlier than the Stated Maturity of the Debt being extended, refinanced, renewed, replaced, defeased or refunded;

(3) in the case of term Debt, such Permitted Refinancing Debt has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Debt being extended, refinanced, renewed, replaced, defeased or refunded (except by virtue of voluntary prepayment);

(4) if the Debt being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Securities, such Permitted Refinancing Debt is subordinated in right of payment to, the Securities on terms at least as favorable to the holders of the Securities as those contained in the documentation governing the Debt being extended, refinanced, renewed, replaced, defeased or refunded; and

(5) such Permitted Refinancing Debt is incurred either by the Issuer or, if a Restricted Subsidiary is the obligor on the Debt being extended, refinanced, renewed, replaced, defeased or refunded, by the Issuer or any Restricted Subsidiary.

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The Issuer or any Restricted Subsidiary may incur Permitted Refinancing Debt not more than six months prior to the application of the proceeds thereof to repay the Debt to be refinanced; provided that upon the incurrence of such Permitted Refinancing Debt, the Issuer shall provide written notice thereof to the Trustee, specifically identifying the Debt to be refinanced with Permitted Refinancing Debt.

“Person” means any individual, corporation, partnership, unlimited liability company, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government (or any agency or political subdivision thereof) or any other entity.

“Preferred Stock” means, with respect to any Person, any Capital Stock of such Person (however designated) that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Pro Forma Cost Savings” means with respect to any reference period ended on or before any date of determination, the pro forma effect of any cost savings that (1) are attributable to any Specified Transactions (including the Transactions) or discontinued operations, (2) have been calculated on a basis consistent with Article 11 of Regulation S-X under the Securities Act as in effect on the Issue Date and (3) are determined in good faith by a financial officer of the Issuer, as if all such cost savings had been effected as of the beginning of such reference period, decreased by any incremental recurring expenses (other than capitalized expenses) that are or would be incurred during the reference period in order to achieve such cost savings.

“Purchase Agreement” means that certain Note Purchase Agreement among the Issuer, Opco and the GS Parties dated as of the Issue Date.

“Registered Exchange Offer” means an offer made by the Issuer pursuant to a Registration Rights Agreement and under an effective registration statement under the Securities Act to exchange for outstanding Initial Securities, Exchange Securities substantially identical in all material respects to such Initial Securities (except for the differences provided for in such offer).

“Registration Rights Agreement” means the Registration Rights Agreement dated on or about the Issue Date between the Issuer and the Initial Purchasers party thereto with respect to the Initial Securities.

“Regulation S” means Regulation S under the Securities Act.

“Regulation S Certificate” means a certificate substantially in the form of Exhibit D hereto.

“Required Holders” means the holders of a majority in principal amount of the outstanding Securities under this Indenture.

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“Required Opco Holders” means the Holders of a majority in principal amount of the outstanding Opco Securities under the Opco Indenture.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Legend” means the legend set forth in Exhibit B.

“Restricted Period” means the relevant 40-day distribution compliance period as defined in Regulation S.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Issuer (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“Rule 144A” means Rule 144A under the Securities Act.

“Rule 144A Certificate” means (i) a certificate substantially in the form of Exhibit E hereto or (ii) a written certification addressed to the Issuer and the Trustee to the effect that the Person making such certification (x) is acquiring such Security (or beneficial interest) for its own account or one or more accounts with respect to which it exercises sole investment discretion and that it and each such account is a qualified institutional buyer within the meaning of Rule 144A, (y) is aware that the transfer to it or exchange, as applicable, is being made in reliance upon the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A, and (z) acknowledges that it has received such information regarding the Issuer as it has requested pursuant to Rule 144A(d)(4) or has determined not to request such information.

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc.

“Secured Debt” means any Debt secured by a Lien on assets of the Issuer or any Guarantor of the Opco Securities.

“Securities” means any securities authenticated and delivered under this Indenture. For all purposes of this Indenture, the term “Securities” shall include any Exchange Securities to be issued and exchanged for any Initial Securities pursuant to a Registration Rights Agreement and this Indenture. All Securities shall vote together as one series of Securities under this Indenture.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Securityholder” means any Holder of Securities.

“Senior Credit Facility” means the Credit Agreement expected to be dated on or about the Issue Date among the Issuer, the Issuer’s Subsidiaries and the financial institutions named therein, and any related notes, mortgages, collateral documents, letters of credit, guarantees, instruments and agreements executed in connection therewith including any appendices, exhibits

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or schedules to any of the foregoing (as the same may be in effect from time to time), in each case, as such agreements may be amended, modified, supplemented or restated from time to time and any one or more debt facilities, indentures, instruments or agreements, receivables facilities or commercial paper facilities with banks, insurance companies or other institutional lenders or investors that extend, replace, refund, refinance, renew or defease any part of the loans, mortgages, guarantees, notes, factoring or other receivables financing or letters of credit or other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Senior Officer” means the Chief Executive Officer or the Chief Financial Officer of the Issuer.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

“Specified Affiliate Payments” means:

(1) the direct or indirect repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Issuer or any Restricted Subsidiary of the Issuer, or payments to any direct or indirect parent of the Issuer on account of any such acquisition or retirement for value of any Equity Interests of a direct or indirect parent of the Issuer, held by any future, present or former employee, director, officer or consultant (that is a natural person) of the Issuer, a direct or indirect parent of the Issuer (or any of its Restricted Subsidiaries), or any of their respective estates, spouses or former spouses pursuant to any management equity subscription agreement, stock option agreement, stock ownership plan, put agreement, stockholder agreement or similar agreement that may be in effect from time to time (including, for the avoidance of doubt, any principal and interest payable on any notes issued by the Issuer or any direct or indirect parent company in connection with any such repurchase, retirement or other acquisition or retirement); provided that the aggregate price paid under this clause (1) shall not exceed $6.0 million in any calendar year, with any unused amount being carried over to the two (2) immediately succeeding calendar years; provided, further, that such amount may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, Equity Interests of any of the Issuer’s direct or indirect parent companies, in each case to members of management, directors or consultants of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (iii)(B) of Section 4.04(a) hereof; plus

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(b) the cash proceeds of key man life insurance policies received by the Issuer or its Restricted Subsidiaries after the Issue Date; less

(c) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (1);

(2) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants as a result of the payment of all or a portion of the exercise price of such options or warrants with Equity Interests;

(3) dividends, other distributions, loans or other amounts paid by the Issuer to a direct or indirect parent of the Issuer in amounts equal to amounts required for a direct or indirect parent of the Issuer to pay, to the extent the Issuer has received such funds from Opco and reduced by any amounts used by the Issuer to pay any of the amounts specified in clause (a), (b), (c) and (d) below, (a) franchise taxes and other fees, taxes and expenses required to maintain its corporate or other existence; (b) federal, state and local income taxes to the extent such income taxes are reasonably attributable to the income of the Issuer and its Restricted Subsidiaries and, to the extent of the amount actually received from the Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent reasonably attributable to the income of the Unrestricted Subsidiaries; (c) general corporate overhead and operating expenses of any direct or indirect parent company of the Issuer of (A) up to $250,000 per fiscal year prior to an IPO and (B) $3.0 million per fiscal year thereafter; and (d) fees and expenses other than to Affiliates of the Issuer related to any unsuccessful equity or debt offering of any such direct or indirect parent company; and

provided, however, that any such payments pursuant to clauses (1), (2) and (3) hereof shall be excluded for purposes of calculating the aggregate amount of Restricted Payments pursuant to Section 4.04(a).

“Specified Transaction” means (x) any Investment that results in a Person becoming a Restricted Subsidiary, (y) any purchase or other acquisition of a business of any Person or of assets constituting a business unit, line of business or division of such Person or (z) any Asset Sale (i) that results in a Restricted Subsidiary ceasing to be a Subsidiary of the Issuer or (ii) of a business, business unit, line of business or division of the Issuer or a Restricted Subsidiary, in each case whether by merger, consolidation, amalgamation or otherwise.

“Sponsor” means any of Bain, its Affiliates and any funds or partnerships advised or managed by any of Bain and its Affiliates.

“Stated Maturity” means, with respect to any installment of interest on or principal of, or any other amount payable in respect of, any series of Debt, the date on which such interest, principal or other amount was scheduled to be paid in the documentation governing such Debt, and shall not include any contingent obligations to repay, redeem or repurchase any such interest, principal or other amount prior to the date scheduled for the payment thereof.

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“Subordinated Debt” means any Debt of the Issuer (whether outstanding on the Issue Date or thereafter incurred) that is contractually subordinate or junior in right of payment to the Securities.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, joint venture or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar function) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); provided, in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interest in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding. Unless otherwise specified, “Subsidiary” refers to a Subsidiary of the Issuer.

“Temporary Offshore Global Security” means an Offshore Global Security that bears the Temporary Offshore Global Security Legend.

“Temporary Offshore Global Security Legend” means the legend set forth in Exhibit H.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the date of this Indenture, except as stated in Section 9.03.

“Transactions” means the transactions contemplated by the Merger Agreement, including the sale of equity interests in a direct or indirect parent of the Issuer to members of the Initial Control Group, the issuance of the Securities, the issuance of the Opco Securities, and the entry into the Senior Credit Facility and the initial borrowings thereunder and the payment of fees and expenses in connection with the foregoing.

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H. 15(519) which has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to May 28, 2012; provided, however, that if the period from the redemption date to May 28, 2012, is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to May 28, 2012 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Trustee” means the party named as such in this Indenture until a successor replaces it, and, thereafter, means the successor.

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“Trust Officer” means, when used with respect to the Trustee or Paying Agent, any officer within the corporate trust department of the Trustee or Paying Agent, as applicable, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee or Paying Agent who customarily performs functions similar to those performed by the persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

“Uniform Commercial Code” means the Uniform Commercial Code in the relevant jurisdiction as in effect from time to time.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Issuer which at the time of determination is an Unrestricted Subsidiary (as designated by the Issuer, as provided below); and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Debt of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than any Subsidiary of the Subsidiary to be so designated); provided that:

(3) any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Issuer;

(4) such designation complies with Section 4.04 hereof; and

(5) each of:

(a) the Subsidiary to be so designated; and

(b) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Debt pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary (other than the Equity Interests of Unrestricted Subsidiaries.

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, (x) no Default shall have occurred and be continuing and (y) either (1) Opco could incur at least $1.00 of additional Debt pursuant to the Coverage Ratio Exception on a pro forma basis taking into account such

39

designation or (2) the Consolidated Fixed Charge Coverage Ratio of Opco and its Restricted Subsidiaries would be greater than such Consolidated Fixed Charge Coverage Ratio of Opco and its Restricted Subsidiaries immediately prior to such designation.

Any such designation by the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Issuer or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Global Security” means a Global Security that bears the Restricted Legend representing Securities issued and sold pursuant to Rule 144A.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is normally entitled (without regard to the occurrence of any contingency) entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Debt at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by

(2) the then outstanding principal amount of such Debt.

“Wholly Owned Restricted Subsidiary” means any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than (x) directors’ qualifying shares and (y) shares issued to foreign nationals to the extent required by applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

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SECTION 1.02 Other Definitions.

Term	Defined in Section

Acquisition Ratio Test	Permitted Investments
Adjusted Actual Payment	3.08
Affiliate Transaction	4.07(a)
Aggregate Inclusion	3.08
Asset Sale Offer	3.09(a)
Bankruptcy Law	6.01(c)
Calculation Date	1.01
Change of Control Offer	3.09(a)
Change of Control Payment	4.08(a)
Covenant Defeasance	8.01(c)
Coverage Ratio Exception	4.03(a)
Custodian	6.01(c)
Event of Default	6.01(a)
Excess Proceeds	4.06(c)
incur	4.03(a)
Indemnified Party	7.07
Issuer	Preamble
Issuer Request	2.02(c)
Legal Defeasance	8.01(b)
Legal Holiday	10.08
Notice of Default	6.01(d)
Offer Amount	3.09(a)(1)(ii)
Offer Period	3.09(a)(1)
OID	2.15
Paying Agent	2.03
Permitted Debt	4.03(b)
protected purchaser	2.06
Purchase Date	3.09(a)(1)(ii)
Refunding Capital Stock	4.04(b)(4)
Register	2.11(a)
Registrar	2.03
Repurchase Offer	3.09(a)
Restricted Payments	4.04(a)
Restricted Payments Basket	4.04(a)(iii)
retiring Trustee	7.08
Special Mandatory Redemption	3.08
TIA Event	1.03
Treasury Capital Stock	4.04(b)(4)
Trustee	Preamble

SECTION 1.03 Incorporation by Reference of Trust Indenture Act. At all times after the effectiveness of a registration statement under a Registration Rights Agreement (a “TIA Event”), this Indenture will be subject to the mandatory provisions of the TIA, which are incorporated by reference in and made a part of this Indenture effective upon a TIA Event, except that Section 316 of the TIA is expressly excluded, to the maximum extent permissible thereunder. The following TIA terms have the following meanings:

“indenture securities” means the Securities.

“indenture security holder” means a Securityholder.

“indenture to be qualified” means this Indenture.

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“indenture trustee” or “institutional trustee” means the Trustee.

“obligor” on the indenture securities means the Issuer and any other obligor on the indenture securities.

All other TIA terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by a Commission rule have the meanings assigned to them by such definitions.

SECTION 1.04 Rules of Construction. Unless the context otherwise requires:

(a) a term has the meaning assigned to it;

(b) an accounting term not otherwise defined has the meaning assigned to it, and all accounting determinations shall be made, in accordance with GAAP;

(c) “or” is not exclusive;

(d) the words “including”, “includes” and similar words shall be deemed to be followed by “without limitation”;

(e) words in the singular include the plural and words in the plural include the singular;

(f) unsecured Debt shall not be deemed to be subordinate or junior to Secured Debt merely by virtue of its nature as unsecured Debt;

(g) all exhibits are incorporated by reference herein and expressly made a part of this Indenture;

(h) “will” shall be interpreted to express a command;

(i) references to sections of, or rules under, the Securities Act and Exchange Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the Commission from time to time;

(j) unless the context otherwise requires, any reference to an “Article,” “Section” or “clause” refers to an Article, Section or clause, as the case may be, of this Indenture;

(k) “$” and “U.S. Dollars” each refer to United States dollars, or such other money of the United States of America that at the time of payment is legal tender for payment of public and private debts.

(l) words used herein implying any gender shall apply to both genders; and

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(m) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not any particular Article, Section, clause or other subdivision.

ARTICLE 2

THE SECURITIES

SECTION 2.01 Form, Dating and Denominations.

(a) The Securities and the Trustee’s certificate of authentication will be substantially in the form attached as Exhibit A. The terms and provisions contained in the form of the Securities annexed as Exhibit A constitute, and are hereby expressly made, a part of this Indenture. However, to the extent any provision of any Security conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling. The Securities may have notations, legends or endorsements required by law, rules of or agreements with national securities exchanges to which the Issuer is subject, or usage. Each Security will be dated the date of its authentication. The Securities will be issuable in denominations of $1,000 in principal amount and any multiple of $1,000 in excess thereof. The Initial Securities will be issued in the form of Certificated Securities.

(b) (1) Except as otherwise provided in paragraph (c), Section 2.12(b)(3), (b)(5), or (c) or Section 2.11(b)(4), each Initial Security (other than a Permanent Offshore Global Security) will bear the Restricted Legend.

(2) Each Global Security will bear the DTC Legend.

(3) Each Temporary Offshore Global Security will bear the Temporary Offshore Global Security Legend.

(c) (1) If the Issuer determines (upon the advice of counsel and such other certifications and evidence as the Issuer may reasonably require) that a Security is eligible for resale pursuant to Rule 144(b) under the Securities Act (or a successor provision) and that the Restricted Legend is no longer necessary or appropriate in order to ensure that subsequent transfers of the Security (or a beneficial interest therein) are effected in compliance with the Securities Act, or

(2) after an Initial Security is (x) sold pursuant to an effective registration statement under the Securities Act, pursuant to a Registration Rights Agreement or otherwise, or (y) validly tendered for exchange into an Exchange Security pursuant to an Exchange Offer, the Issuer may instruct the Trustee to cancel the Security and issue to the Holder thereof (or to its transferee) a new Security of like tenor and amount, registered in the name of the Holder thereof (or its transferee), that does not bear the Restricted Legend, and the Trustee will comply with such instruction.

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(d) By its acceptance of any Security bearing the Restricted Legend (or any beneficial interest in such a Security), each Holder thereof and each owner of a beneficial interest therein acknowledges the restrictions on transfer of such Security (and any such beneficial interest) set forth in this Indenture and in the Restricted Legend and agrees that it will transfer such Security (and any such beneficial interest) only in accordance with this Indenture and such legend.

SECTION 2.02 Execution and Authentication; Exchange Securities.

(a) An Officer shall execute the Securities for the Issuer by facsimile or manual signature in the name and on behalf of the Issuer. If an Officer whose signature is on a Security no longer holds that office at the time the Security is authenticated, the Security will still be valid.

(b) A Security will not be valid until the Trustee by facsimile or manually signs the certificate of authentication on the Security, with the signature conclusive evidence that the Security has been authenticated under this Indenture.

(c) At any time and from time to time after the execution and delivery of this Indenture, the Issuer may deliver Securities executed by the Issuer to the Trustee for authentication. The Trustee will authenticate and deliver Initial Securities for original issue that may be validly issued under this Indenture and Exchange Securities from time to time for issue in exchange for a like principal amount of Initial Securities after the following conditions have been met; provided that the aggregate principal amount of Securities outstanding at any time may not exceed the aggregate principal amount of $110.0 million, except as provided in Section (1) of the reverse of the Security and except as provided in Section 2.06 hereof:

(1) Receipt by the Trustee of an Officer’s Certificate specifying the following (an “Issuer Request”):

(i) the amount of Securities to be authenticated and the date on which the Securities are to be authenticated,

(ii) whether the Securities are to be Initial Securities or Exchange Securities,

(iii) whether the Securities are to be issued as one or more Global Securities or Certificated Securities, and

(iv) other information the Issuer may determine to include or the Trustee may reasonably request.

(2) In the case of Exchange Securities, effectiveness of an Exchange Offer Registration Statement and consummation of the exchange offer thereunder (and receipt by the Trustee of an Officer’s Certificate to that effect). Initial Securities exchanged for Exchange Securities will be cancelled by the Trustee.

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SECTION 2.03 Registrar and Paying Agent. The Issuer shall maintain an office or agency where Securities may be presented for registration of transfer or for exchange (the “Registrar”) and an office or agency where Securities may be presented for payment (the “Paying Agent”) and where notices and demands to or upon the Issuer in respect of the Securities and the Indenture may be served. The Registrar shall keep a register of the Securities and of their transfer and exchange. The Issuer may have one or more co-registrars and one or more additional paying agents. The term “Paying Agent” includes any additional paying agent.

The Issuer initially designates the Corporate Trust Office as such office of the Issuer in accordance with this Section 2.03.

The Issuer shall give prompt written notice to the Trustee of the location, and any change in the location, of any such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the address of the Trustee set forth in Section 10.02.

The Issuer may also from time to time designate one or more other offices or agencies where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Issuer shall give prompt notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Issuer shall enter into an appropriate agency agreement with any Registrar, Paying Agent or co-registrar not a party to this Indenture, which shall incorporate the terms of the TIA not otherwise excluded hereunder to the extent applicable after a TIA Event. The agreement shall implement the provisions of this Indenture that relate to such agent. The Issuer shall notify the Trustee of the name and address of any such agent. If the Issuer fails to maintain a Registrar or Paying Agent, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 7.07. Either the Issuer or any domestically organized Wholly Owned Restricted Subsidiary may act as Paying Agent, Registrar, co-registrar or transfer agent.

The Issuer initially appoints the Trustee as Registrar and Paying Agent in connection with the Securities.

Upon issuance of any Global Securities, the Issuer shall appoint DTC to act as Depositary with respect to the Global Securities, and the Trustee shall initially be the securities custodian with respect to any Global Securities.

The Issuer may remove any Registrar or Paying Agent upon written notice to such Registrar or Paying Agent and to the Trustee, provided that no such removal shall become effective until (1) acceptance of an appointment by a successor as evidenced by an appropriate

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agreement entered into by the Issuer and such successor Registrar or Paying Agent, as the case may be, and delivered to the Trustee or (2) notification to the Trustee that the Trustee shall serve as Registrar or Paying Agent until the appointment of a successor in accordance with clause (1) above. The Registrar or Paying Agent may resign at any time upon not less than 10 Business Days’ prior written notice to the Issuer; provided, however, that the Trustee may resign as Paying Agent or Registrar only if the Trustee also resigns as Trustee in accordance with Section 7.08.

SECTION 2.04 Paying Agent to Hold Money in Trust. By 10:00 a.m., New York City time, on each due date of the principal and interest, including Additional Interest, if any, on any Security, the Issuer shall deposit with the Paying Agent (or if the Issuer or a Wholly Owned Restricted Subsidiary is acting as Paying Agent, segregate and hold in trust for the benefit of the Persons entitled thereto) a sum sufficient to pay such principal and interest, including Additional Interest, if any, when so becoming due. The Issuer shall require each Paying Agent (other than the Trustee) to agree in writing that the Paying Agent shall hold in trust for the benefit of Securityholders or the Trustee all money held by the Paying Agent for the payment of principal of or interest, including Additional Interest, if any, on the Securities and shall notify the Trustee in writing of any default by the Issuer in making any such payment within one Business Day thereof. If the Issuer or a Wholly Owned Restricted Subsidiary acts as Paying Agent, it shall segregate the money held by it as Paying Agent and hold it as a separate trust fund. The Issuer at any time may require a Paying Agent to pay all money held by it to the Trustee and to account for any funds disbursed by the Paying Agent. Upon complying with this Section 2.04, the Paying Agent shall have no further liability for the money delivered to the Trustee.

Any money deposited with any Paying Agent, or then held by the Issuer or a permitted Wholly Owned Restricted Subsidiary in trust for the payment of principal or interest, including Additional Interest, if any, on any Security and remaining unclaimed for two years after such principal and interest and Additional Interest, if any, has become due and payable shall be paid to the Issuer at its request, or, if then held by the Issuer or a permitted Wholly Owned Restricted Subsidiary, shall be discharged from such trust; and the Securityholders shall thereafter, as general unsecured creditors, look only to the Issuer for payment thereof, and all liability of the Paying Agent with respect to such money, and all liability of the Issuer or such permitted Wholly Owned Restricted Subsidiary as trustee thereof, shall thereupon cease.

SECTION 2.05 Securityholder Lists. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Securityholders. If the Trustee is not the Registrar, the Issuer shall furnish, or cause the Registrar to furnish, to the Trustee, in writing at least two Business Days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Securityholders.

SECTION 2.06 Replacement Securities. If a mutilated Security is surrendered to the Registrar or if the Holder of a Security claims that the Security has been lost, destroyed or wrongfully taken, the Issuer shall issue and the Trustee shall, upon receipt of an Issuer Request, authenticate a replacement Security if the requirements of Section 8-405 of the Uniform

46

Commercial Code are met, such that the Holder (i) notifies the Issuer or the Trustee within a reasonable time after he has notice of such loss, destruction or wrongful taking and the Registrar does not register a transfer prior to receiving such notification, (ii) makes such request to the Issuer or the Trustee prior to the Security being acquired by a protected purchaser as defined in Section 8-303 of the Uniform Commercial Code (a “protected purchaser”) and (iii) satisfies any other reasonable requirements of the Trustee and the Issuer including evidence of the destruction, loss or theft of the Security. Such Holder shall furnish an indemnity bond sufficient in the judgment of the Trustee to protect the Issuer, the Trustee, the Paying Agent, the Registrar and any co-registrar from any loss that any of them may suffer if a Security is replaced. The Issuer and the Trustee may charge the Holder for their expenses in replacing a Security including the payment of a sum sufficient to cover any tax or other governmental charge that may be required. In the event any such mutilated, lost, destroyed or wrongfully taken Security has become or is about to become due and payable, the Issuer in its discretion may pay such Security instead of issuing a new Security in replacement thereof.

Every replacement Security is an additional obligation of the Issuer.

The provisions of this Section 2.06 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, lost, destroyed or wrongfully taken Securities.

SECTION 2.07 Outstanding Securities. Securities outstanding at any time are all Securities authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation and those described in this Section 2.07 as not outstanding. Subject to Section 10.06, a Security does not cease to be outstanding because the Issuer or an Affiliate of the Issuer holds the Security.

If a Security is replaced pursuant to Section 2.06, it ceases to be outstanding unless the Trustee and the Issuer receive proof satisfactory to them that the replaced Security is held by a protected purchaser.

If the Paying Agent segregates and holds in trust, in accordance with this Indenture, on a redemption date, repurchase date or maturity date money sufficient to pay all principal and interest payable on that date with respect to the Securities (or portions thereof) to be redeemed or repurchased or maturing, as the case may be, and the Paying Agent is not prohibited from paying such money to the Securityholders on that date pursuant to the terms of this Indenture, then on and after that date such Securities (or portions thereof) cease to be outstanding and interest on them ceases to accrue.

SECTION 2.08 Temporary Securities. Until Certificated Securities and Global Securities are ready for delivery, the Issuer may prepare and the Trustee shall, upon receipt of an Issuer Request, authenticate temporary Securities. Temporary Securities shall be substantially in the form of Certificated Securities but may have variations that the Issuer considers appropriate for temporary Securities. Without unreasonable delay, the Issuer shall prepare and the Trustee shall, upon receipt of an Issuer Request, authenticate Certificated Securities or Global Securities, as the case may be, and deliver them in exchange for temporary Securities upon surrender of such temporary Securities at the office or agency of the Issuer, without charge to the Holder.

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SECTION 2.09 Cancellation. The Issuer at any time may deliver Securities to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Securities surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else shall cancel all Securities surrendered for registration of transfer, exchange, payment or cancellation and deliver canceled Securities to the Issuer, or if the Issuer so agrees, may destroy canceled Securities, in accordance with the Trustee’s customary procedures. The Issuer shall not issue new Securities to replace Securities that have been redeemed, paid or delivered to the Trustee for cancellation. The Trustee shall not authenticate Securities in place of canceled Securities other than pursuant to the terms of this Indenture.

SECTION 2.10 CUSIP Numbers. The Issuer in issuing the Securities may use “CUSIP” numbers (if then generally in use) and, if so, the Trustee shall use “CUSIP” numbers in notices of redemption as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such numbers. The Issuer shall promptly notify the Trustee of any change in “CUSIP” numbers.

SECTION 2.11 Registration, Transfer and Exchange.

(a) The Securities will be issued in registered form only, without coupons, and the Issuer shall cause the Trustee to maintain a register (the “Register”) of the Securities, for registering the record ownership of the Securities by the Holders and transfers and exchanges of the Securities.

(b) (1) Each Global Security will be registered in the name of the Depositary or its nominee and, so long as DTC is serving as the Depositary thereof, will bear the DTC Legend.

(2) Each Global Security will be delivered to the Trustee as custodian for the Depositary. Transfers of a Global Security (but not a beneficial interest therein) will be limited to transfers thereof in whole, but not in part, to the Depositary, its successors or their respective nominees, except (i) as set forth in Section 2.11(b)(4) and (ii) transfers of portions thereof in the form of Certificated Securities may be made upon request of an Agent Member (for itself or on behalf of a beneficial owner) by written notice given to the Trustee by or on behalf of the Depositary in accordance with customary procedures of the Depositary and in compliance with this Section 2.11 and Section 2.12.

(3) Agent Members will have no rights under this Indenture with respect to any Global Security held on their behalf by the Depositary, and the Depositary may be treated by the Issuer, the Trustee and any agent of the Issuer or

48

the Trustee as the absolute owner and Holder of such Global Security for all purposes whatsoever. Notwithstanding the foregoing, the Depositary or its nominee may grant proxies and otherwise authorize any Person (including any Agent Member and any Person that holds a beneficial interest in a Global Security through an Agent Member) to take any action which a Holder is entitled to take under this Indenture or the Securities, and nothing herein will impair, as between the Depositary and its Agent Members, the operation of customary practices governing the exercise of the rights of a holder of any security.

(4) If (x) the Depositary notifies the Issuer that it is unwilling or unable to continue as Depositary for a Global Security and a successor depositary is not appointed by the Issuer within 90 days of the notice or (y) an Event of Default has occurred and is continuing and the Trustee has received a request from the Depositary, the Trustee will promptly exchange each beneficial interest in the Global Security for one or more Certificated Securities in authorized denominations having an equal aggregate principal amount registered in the name of the owner of such beneficial interest, as identified to the Trustee by the Depositary, and thereupon the Global Security will be deemed canceled. If such Security does not bear the Restricted Legend, then the Certificated Securities issued in exchange therefor will not bear the Restricted Legend. If such Security bears the Restricted Legend, then the Certificated Securities issued in exchange therefor will bear the Restricted Legend.

(c) Each Certificated Security will be registered in the name of the Holder thereof or its nominee.

(d) A Holder may transfer a Security (or a beneficial interest therein) to another Person or exchange a Security (or a beneficial interest therein) for another Security or Securities of any authorized denomination by presenting to the Trustee a written request therefor stating the name of the proposed transferee or requesting such an exchange, accompanied by any certification, opinion or other document required by Section 2.12. The Trustee will promptly register any transfer or exchange that meets the requirements of this Section 2.11 by noting the same in the Register maintained by the Trustee for such purpose; provided that

(x) no transfer or exchange will be effective until it is registered in such Register; and

(y) the Trustee will not be required (i) to issue, register the transfer of or exchange any Security for a period of 15 days before a selection of Securities to be redeemed or purchased pursuant to a Repurchase Offer, (ii) to register the transfer of or exchange any Security so selected for redemption or purchase in whole or in part, except, in the case of a partial redemption or purchase, that portion of any Security not being redeemed or purchased, or (iii) if a redemption or a purchase pursuant to a Repurchase Offer is to occur after a regular record date but

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on or before the corresponding interest payment date, to register the transfer of or exchange any Security on or after the regular record date and before the date of redemption or purchase. Prior to the registration of any transfer, the Issuer, the Trustee and their agents will treat the Person in whose name the Security is registered as the owner and Holder thereof for all purposes (whether or not the Security is overdue), and will not be affected by notice to the contrary.

From time to time the Issuer will execute and the Trustee will, upon receipt of an Issuer Request, authenticate additional Securities as necessary in order to permit the registration of a transfer or exchange in accordance with this Section 2.11.

No service charge will be imposed in connection with any transfer or exchange of any Security, but the Issuer and the Trustee/Registrar may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than a transfer tax or other similar governmental charge payable upon exchange pursuant to subsection (b)(4)).

(e) (1) Global Security to Global Security. If a beneficial interest in a Global Security is transferred or exchanged for a beneficial interest in another Global Security, the Trustee will (x) record a decrease in the principal amount of the Global Security being transferred or exchanged equal to the principal amount of such transfer or exchange and (y) record a like increase in the principal amount of the other Global Security. Any beneficial interest in one Global Security that is transferred to a Person who takes delivery in the form of an interest in another Global Security, or exchanged for an interest in another Global Security, will, upon transfer or exchange, cease to be an interest in such Global Security and become an interest in the other Global Security and, accordingly, will thereafter be subject to all transfer and exchange restrictions, if any, and other procedures applicable to beneficial interests in such other Global Security for as long as it remains such an interest.

(2) Global Security to Certificated Security. If a beneficial interest in a Global Security is transferred or exchanged for a Certificated Security, the Trustee will (x) record a decrease in the principal amount of such Global Security equal to the principal amount of such transfer or exchange and (y) deliver one or more new Certificated Securities in authorized denominations having an equal aggregate principal amount to the transferee (in the case of a transfer) or the owner of such beneficial interest (in the case of an exchange), registered in the name of such transferee or owner, as applicable.

(3) Certificated Security to Global Security. If a Certificated Security is transferred or exchanged for a beneficial interest in a Global Security, the Trustee will (x) cancel such Certificated Security, (y) record an interest or an increase in the principal amount of such Global Security equal to the principal amount of such transfer or exchange and (z) in the event that such transfer or exchange involves less than the entire principal amount of the canceled

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Certificated Security, deliver to the Holder thereof one or more new Certificated Securities in authorized denominations having an aggregate principal amount equal to the untransferred or unexchanged portion of the canceled Certificated Security, registered in the name of the Holder thereof.

(4) Certificated Security to Certificated Security. If a Certificated Security is transferred or exchanged for another Certificated Security, the Trustee will (x) cancel the Certificated Security being transferred or exchanged, (y) deliver one or more new Certificated Securities in authorized denominations having an aggregate principal amount equal to the principal amount of such transfer or exchange to the transferee (in the case of a transfer) or the Holder of the canceled Certificated Security (in the case of an exchange), registered in the name of such transferee or Holder, as applicable, and (z) if such transfer or exchange involves less than the entire principal amount of the canceled Certificated Security, deliver to the Holder thereof one or more Certificated Securities in authorized denominations having an aggregate principal amount equal to the untransferred or unexchanged portion of the canceled Certificated Security, registered in the name of the Holder thereof.

SECTION 2.12 Restrictions on Transfer and Exchange.

(a) The transfer or exchange of any Security (or a beneficial interest therein) may only be made in accordance with this Section 2.12 and Section 2.11 and, in the case of a Global Security (or a beneficial interest therein), the applicable rules and procedures of the Depositary. The Trustee shall refuse to register any requested transfer or exchange that does not comply with the preceding sentence.

(b) Subject to paragraph (c), the transfer or exchange of any Security (or a beneficial interest therein) of the type set forth in column A below for a Security (or a beneficial interest therein) of the type set forth opposite in column B below may only be made in compliance with the certification requirements (if any) described in the clause of this paragraph set forth opposite in column C below.

A	B	C
U.S. Global Security	U.S. Global Security	(3)

U.S. Global Security	Offshore Global Security	(2)

U.S. Global Security	Certificated Security	(3)

Offshore Global Security	U.S. Global Security	(4)

Offshore Global Security	Offshore Global Security	(1)

Offshore Global Security	Certificated Security	(5)

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A	B	C
Certificated Security	U.S. Global Security	(4)

Certificated Security	Offshore Global Security	(2)

Certificated Security	Certificated Security	(3)

(1) No certification is required.

(2) The Person requesting the transfer or exchange must deliver or cause to be delivered to the Trustee a duly completed Regulation S Certificate; provided that if the requested transfer or exchange is made by the Holder of a Certificated Security that does not bear the Restricted Legend, then no certification is required.

(3) The Person requesting the transfer or exchange must deliver or cause to be delivered to the Trustee (x) a duly completed Rule 144A Certificate, (y) a duly completed Regulation S Certificate or (z) a duly completed Institutional Accredited Investor Certificate, and an Opinion of Counsel and such other certifications and evidence as the Issuer may reasonably require in order to determine that the proposed transfer or exchange is being made in compliance with the Securities Act and any applicable securities laws of any state of the United States; provided that if the requested transfer or exchange is made by the Holder of a Certificated Security that does not bear the Restricted Legend, then no certification is required. In the event that (i) the requested transfer or exchange takes place after the Restricted Period and a duly completed Regulation S Certificate is delivered to the Trustee or (ii) a Certificated Security that does not bear the Restricted Legend is surrendered for transfer or exchange, upon transfer or exchange the Trustee will deliver a Certificated Security that does not bear the Restricted Legend.

(4) The Person requesting the transfer or exchange must deliver or cause to be delivered to the Trustee a duly completed Rule 144A Certificate.

(5) Notwithstanding anything to the contrary contained herein, no such exchange is permitted if the requested exchange involves a beneficial interest in a Temporary Offshore Global Security. If the requested transfer or exchange involves a beneficial interest in a Permanent Offshore Global Security, no certification is required and the Trustee will deliver a Certificated Security that does not bear the Restricted Legend.

(c) No certification is required in connection with any transfer or exchange of any Security (or a beneficial interest therein)

(1) after such Security is eligible for resale pursuant to Rule 144(b) under the Securities Act (or a successor provision); provided that the Issuer has

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provided the Trustee with an Officer’s Certificate to that effect, and the Issuer may require from any Person requesting a transfer or exchange in reliance upon this clause (1) an Opinion of Counsel and any other reasonable certifications and evidence in order to support such certificate; or

(2) (x) sold pursuant to an effective registration statement, pursuant to a Registration Rights Agreement or otherwise or (y) which is validly tendered for exchange into an Exchange Security pursuant to an Exchange Offer.

Any Certificated Security delivered in reliance upon this paragraph will not bear the Restricted Legend.

(d) The Trustee will retain copies of all certificates, opinions and other documents received in connection with the transfer or exchange of a Security (or a beneficial interest therein), and the Issuer will have the right to inspect and make copies thereof at any reasonable time upon written notice to the Trustee. The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Security (including any transfers between or among Agent Members in any Global Security) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

SECTION 2.13 Reg. S Temporary Offshore Global Securities.

(a) Each Security originally sold in reliance upon Regulation S will be evidenced by one or more Offshore Global Securities that bear the Temporary Offshore Global Security Legend.

(b) An owner of a beneficial interest in a Temporary Offshore Global Security (or a Person acting on behalf of such an owner) may provide to the Trustee (and the Trustee will accept) a duly completed Certificate of Beneficial Ownership at any time after the Restricted Period (it being understood that the Trustee will not accept any such certificate during the Restricted Period). Promptly after receipt of a Certificate of Beneficial Ownership with respect to such a beneficial interest, the Trustee will cause such beneficial interest to be exchanged for an equivalent beneficial interest in a Permanent Offshore Global Security, and will (x) permanently reduce the principal amount of such Temporary Offshore Global Security by the amount of such beneficial interest and (y) increase the principal amount of such Permanent Offshore Global Security by the amount of such beneficial interest.

(c) Notwithstanding paragraph (b), if after the Restricted Period any Initial Purchaser owns a beneficial interest in a Temporary Offshore Global Security, such Initial Purchaser may, upon written request to the Trustee accompanied by a certification as to its status as an Initial Purchaser, exchange such beneficial interest for an equivalent

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beneficial interest in a Permanent Offshore Global Security, and the Trustee will comply with such request and will (x) permanently reduce the principal amount of such Temporary Offshore Global Security by the amount of such beneficial interest and (y) increase the principal amount of such Permanent Offshore Global Security by the amount of such beneficial interest.

(d) Notwithstanding anything to the contrary contained herein, any owner of a beneficial interest in a Temporary Offshore Global Security shall not be entitled to receive payment of principal or interest on such beneficial interest or other amounts in respect of such beneficial interest until such beneficial interest is exchanged for an interest in a Permanent Offshore Global Security or transferred for an interest in another Global Security or a Certificated Security.

SECTION 2.14 Defaulted Interest. If the Issuer defaults in a payment of interest on the Securities, the Issuer shall pay the defaulted interest (plus interest on such defaulted interest to the extent lawful) in any lawful manner. The Issuer may pay the defaulted interest to the persons who are Securityholders on a subsequent special record date. The Issuer shall fix or cause to be fixed any such special record date and payment date to the reasonable satisfaction of the Trustee and shall promptly send or cause to be sent to each Securityholder a notice that states the special record date, the payment date and the amount of defaulted interest to be paid.

The Issuer may make payment of any defaulted interest in any other lawful manner not inconsistent with the requirements (if applicable) of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Issuer to the Trustee of the proposed payment pursuant to this paragraph, such manner of payment shall be deemed practicable by the Trustee.

ARTICLE 3

REDEMPTION

SECTION 3.01 Notices to Trustee. If the Issuer elects or is required to redeem Securities pursuant to Section 3.07 or 3.08, it shall notify the Trustee in writing of the redemption date, the principal amount of Securities to be redeemed and the Section of this Indenture pursuant to which the redemption shall occur.

The Issuer shall give each notice to the Trustee provided for in this Section at least 30 but not more than 60 days before the redemption date unless the Trustee consents to a shorter period. Such notice shall be accompanied by an Officer’s Certificate from the Issuer to the effect that such redemption shall comply with the conditions herein. Any such notice may be canceled at any time prior to notice of such redemption being sent to any Holder and shall thereby be void and of no effect.

SECTION 3.02 Selection. If less than all of the Securities are to be redeemed at any time, selection of Securities for redemption shall be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Securities are listed, or, if the Securities are not so listed, on a pro rata basis, by lot or by such method as the

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Trustee shall deem fair and appropriate; provided that no Securities of $1,000 or less shall be redeemed in part. If any Security is to be redeemed in part only, the notice of redemption that relates to such Security shall state the portion of the principal amount thereof to be redeemed. On and after the redemption date, unless the Issuer defaults in payment of the redemption price or the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture, interest ceases to accrue on Securities or portions of them called for redemption.

SECTION 3.03 Notice. The Issuer shall give notices of redemption which shall be sent electronically or mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Securities to be redeemed at its registered address, except that redemption notices may be sent more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Securities or a satisfaction and discharge of this Indenture. If the GS Parties are not the Required Holders, notices of redemption may not be conditional. The Trustee shall notify the Issuer promptly of the Securities or portions of Securities to be redeemed.

The notice shall identify the Securities to be redeemed and shall state:

(a) the redemption date;

(b) the redemption price;

(c) the name and address of the Paying Agent;

(d) that Securities called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(e) if fewer than all the outstanding Securities are to be redeemed, the certificate numbers and principal amounts of the particular Securities to be redeemed;

(f) that, unless the Issuer defaults in making such redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture, interest on Securities (or portion thereof) called for redemption ceases to accrue on and after the redemption date;

(g) the Section hereof pursuant to which the Securities called for redemption are being redeemed;

(h) the CUSIP number, if any, printed on the Securities being redeemed; and

(i) that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Securities.

At the Issuer’s request (which may be revoked at any time in writing prior to the time at which the Trustee shall have given such notice to the Holders), the Trustee shall give the notice of redemption in the Issuer’s name and at the Issuer’s expense. In such event, the Issuer shall provide the Trustee with the information required by this Section 3.03.

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SECTION 3.04 Effect of Notice of Redemption. Once notice of redemption is sent, unless such notice of redemption is stated to be conditional, Securities called for redemption become due and payable on the date fixed for redemption and at the redemption price stated in the notice. Upon surrender to the Paying Agent, such Securities shall be paid at the redemption price stated in the notice, plus accrued interest, including Additional Interest, if any, to the redemption date. If sent in the manner herein, the notice shall be conclusively presumed to have been given whether or not the Holder receives such notice. Failure to give notice or any defect in the notice to any Holder shall not affect the validity of the notice to any other Holder. Subject to Section 3.05 hereof, on and after the redemption date, interest ceases to accrue on Securities or portions of Securities called for redemption.

SECTION 3.05 Deposit of Redemption Price. By 10:00 a.m., New York City time, on the redemption date, the Issuer shall deposit with the Paying Agent (or, if the Issuer or a Wholly Owned Restricted Subsidiary is the Paying Agent, shall segregate and hold in trust) money sufficient to pay the redemption price of and accrued interest, including Additional Interest, if any, on all Securities to be redeemed on the redemption date other than Securities or portions of Securities called for redemption that have been delivered by the Issuer to the Trustee for cancellation. If the redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, including Additional Interest, if any, will be paid to the Person in whose name a Security is registered at the close of business on such record date.

SECTION 3.06 Securities Redeemed in Part. Upon surrender of a Security that is redeemed in part, the Issuer shall execute and the Trustee shall, upon receipt of an Issuer Request, authenticate for the Holder (at the Issuer’s expense) a new Security equal in principal amount to the unredeemed portion of the Security surrendered.

SECTION 3.07 Optional Redemption.

(a) Except as set forth in Section 3.07(b) or (c), the Securities may not be redeemed prior to May 28, 2012. On that date and thereafter, the Securities shall be subject to redemption at any time at the option of the Issuer, in whole or in part, at the redemption price equal to the Current Accretion Amount multiplied by the applicable premium set forth below, if redeemed during the twelve-month period beginning on May 28 of the years indicated below:

Year	Percentage

2012	106.500%
2013	104.333%
2014	102.167%
2015 and thereafter	100%

provided, however, that any such redemption shall be subject to Section 3.07(d).

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(b) In addition, at any time and from time to time, prior to May 28, 2011, subject to Section 3.07(d), the Issuer may redeem up to 35% of the sum of the aggregate principal amount of Securities issued on the Issue Date (including any interest added to principal pursuant to the terms of the Securities) at a redemption price equal to 113%, of the Current Accretion Amount, with the net cash proceeds of a public offering of common stock (or preferred stock, other than Disqualified Stock) of the Issuer or a public offering of common stock (or preferred, other than disqualified preferred) stock of any direct or indirect parent of the Issuer, the net cash proceeds of which are contributed as common (or preferred, other than disqualified preferred) equity capital to the Issuer, or with the net cash proceeds of any common (or preferred, other than disqualified preferred) equity contribution to the Issuer; provided that (1) at least 65% of the sum of the aggregate principal amount of Initial Securities issued under this Indenture (including any interest added to principal pursuant to the terms of the Securities) remains outstanding immediately after the occurrence of such redemption; and (2) such redemption shall occur within 90 days of the date of the closing of such public offering. Notice of any redemption pursuant to this Section 3.07(b) may be given prior to such redemption, and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of such public offering.

(c) At any time prior to May 28, 2012, subject to Section 3.07(d), the Securities may be redeemed in whole or in part at the option of the Issuer. The redemption price will be equal to (i) 100% of the Current Accretion Amount of the Securities, plus (ii) the Applicable Premium, if any.

(d) Any redemption pursuant to Section 3.07 (a), (b) or (c) shall be in a minimum aggregate principal amount of Securities of $5.0 million (or, if less, the entire principal amount of Securities then outstanding).

SECTION 3.08 Mandatory Redemption. Except as set forth in this Section 3.08, the Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Securities. If the aggregate amount which would be includible in gross income for federal income tax purposes with respect to a Security before the close of any “accrual period” (as defined in Section 1272(a)(5) of the Internal Revenue Code) ending after five (5) years from the Issue Date (the “Aggregate Inclusion”) exceeds an amount equal to the sum of (x) the aggregate amount of interest required to be paid in cash with respect to such Security before the close of such accrual period and (y) the product of the issue price of such Security (within the meaning of Section 163(i)(2)(B)(ii) of the Internal Revenue Code) multiplied by the yield to maturity of such Security (as determined for purposes of applying Section 163(i) of the Internal Revenue Code) (the sum of (x) and (y), the “Adjusted Actual Payment”), the Issuer shall, before the close of each such accrual period, make a mandatory prepayment (any such prepayment a “Special Mandatory Redemption”) on such Security, to the extent that the Aggregate Inclusion as of such time would otherwise exceed the Adjusted Actual Payment. Such mandatory prepayment will be applied against and reduce the principal

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amount of the applicable Security outstanding at such time and will made at the redemption price of 100%. The Issuer intends that the Special Mandatory Redemptions be sufficient to result in each Security being treated as not having “significant original issue discount” within the meaning of Section 163(i)(2) of the Internal Revenue Code, and this paragraph shall be interpreted in a manner consistent with such intent.

SECTION 3.09 Repurchase Offers.

(a) If the Issuer shall be required to commence an offer to all Holders to purchase Securities (a “Repurchase Offer”) pursuant to Section 4.06 (an “Asset Sale Offer”) or pursuant to Section 4.08 (a “Change of Control Offer”), the Issuer shall follow the procedures specified in this Section 3.09:

(1) Within 30 days after (A) a Change of Control (unless (1) the Issuer is not required to make such offer pursuant to Section 4.08(b) or (2) all Securities have been called for redemption pursuant to Section 3.07(a) or (c)) or (B) the date on which the Issuer is required to make an Asset Sale Offer pursuant to Section 4.06, the Issuer shall commence a Repurchase Offer, which shall remain open for a period of at least 20 Business Days following its commencement (the “Offer Period”), by sending a notice to the Trustee and each of the Holders, by electronic transmission or by first class mail, which notice shall contain all instructions and materials necessary to enable the Holders to tender Securities pursuant to such Repurchase Offer. Such notice, which shall govern the terms of the Repurchase Offer, shall describe the transaction or transactions that constitute the Change of Control or Asset Sale requiring an Asset Sale Offer, as the case may be, and shall state:

(i) that the Repurchase Offer is being made pursuant to this Section 3.09 and Section 4.06 or 4.08, as the case may be;

(ii) the principal amount of Securities required to be purchased pursuant to Section 4.06, in the case of an Asset Sale Offer, or that the Issuer is required to offer to purchase all of the outstanding principal amount of Securities, in the case of a Change of Control Offer (such amount, the “Offer Amount”), the purchase price and, that on the date specified in such notice (the “Purchase Date”), which date shall be no earlier than 30 days and no later than 60 days from the date such notice is sent, the Issuer shall repurchase an Offer Amount of Securities validly tendered and not withdrawn pursuant to this Section 3.09 and Section 4.06 or 4.08, as applicable;

(iii) that any Security not tendered or accepted for payment shall continue to accrue interest;

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(iv) that, unless the Issuer defaults in making such payment, Securities accepted for payment pursuant to the Repurchase Offer shall cease to accrue interest after the Purchase Date;

(v) that Holders electing to have a Security purchased pursuant to a Repurchase Offer may elect to have all or any portion of such Security purchased;

(vi) that Holders electing to have a Security purchased pursuant to any Repurchase Offer shall be required to surrender the Security, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Security, or such other customary documents of surrender and transfer as the Issuer may reasonably request, duly completed, or transfer the Security by book-entry transfer, to the Issuer, the Depositary, or the Paying Agent at the address specified in the notice prior to the Purchase Date;

(vii) that Holders shall be entitled to withdraw their election if the Issuer, the Depositary or the Paying Agent, as the case may be, in each case with a copy to the Trustee, receives, not later than the expiration of the Offer Period, a telegram, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Security the Holder delivered for purchase and a statement that such Holder is withdrawing its election to have such Security purchased;

(viii) that, in the case of an Asset Sale Offer, if the aggregate principal amount of Securities surrendered by Holders thereof exceeds the Offer Amount, the Trustee shall select the Securities to be purchased on a pro rata basis (based upon the outstanding principal amount thereof), with such adjustments as may be deemed appropriate by the Issuer so that only Securities in denominations of $1,000, or integral multiples thereof, shall be purchased;

(ix) that Holders whose Securities are purchased only in part shall be issued new Securities equal in principal amount to the unpurchased portion of the Securities surrendered (or transferred by book-entry transfer); and

(x) the CUSIP number, if any, printed on the Securities being repurchased and that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Securities.

(2) On (or at the Issuer’s election, before) the Purchase Date, the Issuer shall, (A) to the extent lawful, accept for payment, on a pro rata basis to the extent necessary in the case of an Asset Sale Offer, the Securities or portions

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thereof tendered pursuant to the Repurchase Offer and not theretofore withdrawn, or if Securities aggregating less than the Offer Amount have been tendered, or in the case of a Change of Control Offer, all Securities tendered, and shall deliver to the Trustee an Officer’s Certificate stating that such Securities or portions thereof were accepted for payment by the Issuer in accordance with the terms of this Section 3.09, (B) deposit with the Paying Agent an amount equal to the payment required in respect of all Securities or portions thereof so tendered and (C) deliver or cause to be delivered to the Trustee the Securities so accepted together with an Officer’s Certificate stating the aggregate principal amount of Securities or portions thereof being purchased by the Issuer. The Issuer, the Depositary or the Paying Agent, as the case may be, shall promptly (but in any case not later than five days after the Purchase Date) mail or deliver to each tendering Holder an amount equal to the Change of Control Payment or the payment due to each respective Holder in respect of the Asset Sale Offer, as applicable, with respect to the Securities tendered by such Holder and accepted by the Issuer for purchase, and the Issuer shall promptly issue a new Security, and the Trustee, upon receipt of an Issuer Request, shall authenticate and mail or deliver such new Security to such Holder, in a principal amount equal to any unpurchased portion of the Securities so surrendered, provided that each such new Security shall be in a principal amount of $1,000 or an integral multiple thereof. Any Security not so accepted shall be promptly mailed or delivered by the Issuer to the Holder thereof. On the Purchase Date, all Securities purchased by the Issuer shall be delivered to the Trustee for cancellation. All Securities or portions thereof purchased pursuant to the Repurchase Offer shall be canceled by the Trustee. The Issuer shall publicly announce the results of the Repurchase Offer on or as soon as practicable after the Purchase Date, but in no case more than five Business Days thereafter. For the purposes of the preceding sentence, it shall be sufficient for the Issuer to publish the results of the Repurchase Offer on its website on the world wide web.

If the Issuer complies with the provisions of the preceding paragraph, on and after the Purchase Date interest shall cease to accrue on the Securities or the portions of Securities repurchased. If a Security is repurchased on or after an interest record date but on or prior to the related interest payment date, then any accrued and unpaid interest, including Additional Interest, if any, shall be paid to the Person in whose name such Security was registered at the close of business on such record date. If any Security called is not repurchased upon surrender because of the failure of the Issuer to comply with the preceding paragraph, interest, including Additional Interest, if any, shall be paid on the unpaid principal, from the Purchase Date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Securities and in Section 4.01.

(b) The Issuer shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the Repurchase Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with this Section 3.09, the Issuer shall comply with such securities laws and regulations and shall not be deemed to have breached its obligations under this Section 3.09 by virtue thereof.

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(c) Once notice of repurchase is sent in accordance with this Section 3.09, all Securities validly tendered and not withdrawn (or, in the case of an Asset Sale Offer, if the Issuer is not required to repurchase all of such Securities then the pro rata portion of such Securities that the Issuer may be required to purchase pursuant to Section 3.02 and/or 4.06, as applicable) become irrevocably due and payable on the Purchase Date at the purchase price specified herein. A notice of repurchase may not be conditional.

(d) Other than as specifically provided in this Section 3.09 or Section 4.06 or 4.08, as applicable, any purchase pursuant to this Section 3.09 shall be made pursuant to Sections 3.02 and 3.06.

ARTICLE 4

COVENANTS

SECTION 4.01 Payment of Securities.

(a) The Issuer shall pay or cause to be paid the principal of, premium, if any, Additional Interest, if any, and interest on the Securities on the dates and in the manner provided in the Securities and in this Indenture. Principal, premium, if any, Additional Interest, if any, and interest shall be considered paid on the date due if on such date the Trustee or the Paying Agent holds by 11:00 a.m., New York City time, in accordance with this Indenture available funds sufficient to pay all principal and interest then due and the Trustee or the Paying Agent, as the case may be, is not prohibited from paying such money to the Securityholders on that date pursuant to the terms of this Indenture.

(b) The Issuer shall pay interest on overdue principal at the rate and in the manner specified therefor in the Securities, and it shall pay interest on overdue installments of interest at the same rate to the extent lawful. The Issuer shall pay interest at a default rate under the circumstances specified in the Securities.

(c) Principal, premium, if any, and interest, including Additional Interest, if any, on the Securities will be payable at the office or agency of the Paying Agent or, at the option of the Issuer, payment of interest, including Additional Interest, if any, may be made by check mailed to the Holders of the Securities at their respective addresses set forth in the Register of Holders related to the Securities; provided that all payments of principal, premium, if any, Additional Interest, if any, and interest with respect to any Securities the Holders of which have given wire transfer instructions to the Issuer no later than three Business Days immediately preceding the relevant due date for payment (or such other date as the Issuer may accept in its discretion) will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof.

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SECTION 4.02 Reports.

(a) The Issuer shall provide to the Holders and the Trustee (which may be by electronic means):

(1) as soon as available, but in any event within 90 days after the end of each fiscal year of the Issuer ending after the Issue Date, a copy of the consolidated balance sheet of the Issuer and its Subsidiaries as at the end of such fiscal year and the related consolidated statements of income, stockholders’ equity and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous year and reported on by independent certified public accountants of nationally recognized standing;

(2) as soon as available, but in any event not later than 45 days after the end of each of the first three quarterly periods of each fiscal year of the Issuer ending after the Issue Date, copies of the unaudited consolidated balance sheets of the Issuer and its Subsidiaries as at the end of each such quarter and the related unaudited consolidated statements of income and cash flows for such quarterly period and the portion of the fiscal year through such date, setting forth in each case in comparative form the figures for the corresponding quarter in, and year-to-date portion of, the previous year, certified by the chief financial officer, controller or treasurer of the Issuer as being fairly stated in all material respects in accordance with GAAP, subject to normal year-end adjustments and, for so long as the GS Parties constitute all the Holders, the absence of footnotes;

(3) as soon as available, any periodic report on Form 8-K in the form required to be filed with the Commission whether or not the Issuer is then subject to such reporting and filing requirements, provided, that, no financial report for any acquired business will be required to be produced to the extent it is not otherwise reasonably available and no pro forma financials shall be required to be produced in such case.

To the extent any such information is not so provided within the time periods specified above and such information is subsequently provided, the Issuer shall be deemed to have satisfied its obligations with respect thereto at such time and any Default with respect thereto shall be deemed to have been cured.

(b) The Issuer shall furnish to the Holders, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. At all times after a TIA Event, the Issuer also shall comply with the other provisions of TIA § 314(a).

(c) Delivery of the reports and information to the Trustee under this Section 4.02 is for informational purposes only, and the Trustee’s receipt of the foregoing shall not constitute notice of any information contained therein.

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SECTION 4.03 Incurrence of Debt and Issuance of Preferred Stock.

(a) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Debt (including Acquired Debt and Attributable Debt), and the Issuer shall not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that, Opco and any of its Restricted Subsidiaries may incur Debt (including Acquired Debt and Attributable Debt) and any Restricted Subsidiary may issue Preferred Stock if the Consolidated Fixed Charge Coverage Ratio of Opco and its Restricted Subsidiaries for Opco’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Debt is incurred or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Debt had been incurred or the Preferred Stock had been issued, as the case may be, and the application of the net proceeds therefrom had occurred at the beginning of such four-quarter period (the “Coverage Ratio Exception”).

(b) The provisions of Section 4.03(a) shall not apply to any of the following items of Debt or Preferred Stock (collectively, “Permitted Debt”):

(1) the incurrence by Opco or any of its Restricted Subsidiaries of Debt, including letters of credit and bankers’ acceptances (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) under the Credit Facilities (and Guarantees of such Debt by the Issuer or any of its Restricted Subsidiaries); provided that the aggregate principal amount of such Debt outstanding pursuant to this clause (1) does not exceed the excess of (i) $440.0 million less (ii) the amount of all mandatory principal payments (with respect to revolving borrowings and letters of credit, only to the extent revolving commitments are correspondingly reduced) actually made by the borrower thereunder in respect of Debt thereunder with Net Proceeds from Asset Sales;

(2) (a) the incurrence by the Issuer of Debt represented by the Securities issued on the Issue Date or pursuant to Section (1) of the reverse of the Security, (b) the incurrence by Opco of the Opco Securities on the Issue Date and (c) the incurrence by the Issuer and its Restricted Subsidiaries of the related Guarantees (provided that the Issuer’s Guarantee is subordinated in right of payment to the Securities to at least the same extent as the Opco Securities are subordinated to the Senior Credit Facility);

(3) the incurrence by Opco or any of its Restricted Subsidiaries of Debt (including Capital Lease Obligations) incurred or Preferred Stock issued by Opco or any of its Restricted Subsidiaries, to finance the acquisition, construction, lease or improvement of property (real or personal) (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets),

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provided that the aggregate amount of Debt incurred pursuant to this clause (3) at any time outstanding (other than Debt described on Schedule 4.03 together with any Permitted Refinancing thereof) (when aggregated with all Permitted Refinancing Debt in respect thereof) shall not exceed $25.0 million;

(4) (i) Acquired Debt or (ii) Debt or Preferred Stock of Opco or a Restricted Subsidiary of Opco incurred or issued to finance an acquisition; provided that after giving effect to the incurrence of Debt pursuant to this clause (4) (x) the Consolidated Fixed Charge Coverage Ratio of Opco and its Restricted Subsidiaries would be at least equal to or greater than such Consolidated Fixed Charge Coverage Ratio of Opco and its Restricted Subsidiaries immediately prior to such acquisition, and (y) with respect to clause (ii) above, is funded as an incremental loan under the Senior Credit Facility or as other secured or unsecured Debt, provided that the aggregate principal amount of such Debt at any one time outstanding pursuant to this clause (b) does not exceed $50.0 million;

(5) the incurrence by Opco or any of its Restricted Subsidiaries of Permitted Refinancing Debt in exchange for, or the net proceeds of which are used to refund, refinance or replace Debt incurred pursuant to Section 4.03(a) and clauses (2), (3), (4), (5), (7), (9) or (10) of this Section 4.03(b) or the incurrence by the Issuer of Permitted Refinancing Debt in exchange for, or the net proceeds of which are used to refund, refinance or replace the Securities in whole or in part;

(6) the incurrence by Opco of intercompany Debt or Preferred Stock owed or issued to and held by any Wholly Owned Restricted Subsidiary of Opco or a Restricted Subsidiary that is a Guarantor of the Opco Securities or the incurrence by a Wholly Owned Restricted Subsidiary of Opco or a Restricted Subsidiary that is a Guarantor of the Opco Securities of intercompany Debt or Preferred Stock owed or issued to and held by Opco or any other Wholly Owned Restricted Subsidiary of Opco or a Restricted Subsidiary that is a Guarantor of the Opco Securities, provided, however, that (a) any subsequent issuance or transfer of Equity Interests or other action that results in any such Debt or Preferred Stock being held by a Person other than Opco or a Wholly Owned Restricted Subsidiary of Opco or a Restricted Subsidiary that is a Guarantor of the Opco Securities (except for any pledge of such Debt constituting a Permitted Lien) or (b) any sale or other transfer of any such Debt or Preferred Stock to a Person that is neither Opco or a Wholly Owned Restricted Subsidiary of Opco or a Restricted Subsidiary that is a Guarantor of the Opco Securities (except for any pledge of such Debt constituting a Permitted Lien), shall be deemed, in each case, to constitute an incurrence of such Debt or issuance of such Preferred Stock by Opco or such Wholly Owned Restricted Subsidiary or such Restricted Subsidiary that is a Guarantor of the Opco Securities, as the case may be, that was not permitted by this clause (6) subject to the limitations of Section 4.04;

(7) any Debt of Opco and its Restricted Subsidiaries in existence on the Issue Date (other than Debt described in clauses (1) or (2));

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(8) the incurrence by Opco or any of its Restricted Subsidiaries of Hedging Obligations that are incurred (a) principally for the purpose of fixing or hedging interest rate risk with respect to any Debt that is permitted by the terms of this Indenture to be outstanding or (b) principally for the purpose of fixing or hedging currency exchange rate risk or commodity price risk incurred in the ordinary course of business;

(9) the incurrence of any Guarantee of Debt by Opco or any Restricted Subsidiary of Opco or a Guarantee by the Issuer of the Senior Credit Facility, in each case, which Debt was permitted to be incurred by another provision of this covenant and; provided that if such Debt is by its express terms subordinated in right of payment to the Opco Securities or the Guarantee of such Restricted Subsidiary, as applicable, any such guarantee of such guarantor with respect to such Debt shall be subordinated in right of payment to such guarantor’s Guarantee, if any, with respect to the Opco Securities substantially to the same extent as such Debt is subordinated to the Opco Securities or the Guarantee of such Restricted Subsidiary, as applicable;

(10) the incurrence by Opco or any of its Restricted Subsidiaries of additional Debt (including Debt of the Foreign Subsidiaries) in an aggregate principal amount, and the issuance by Restricted Subsidiaries of Preferred Stock with a liquidation preference, at any time outstanding, pursuant to this clause (10) not to exceed an amount equal to $45.0 million;

(11) shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or a Restricted Subsidiary that is a Wholly Owned Restricted Subsidiary or a Guarantor of the Opco Securities; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Wholly Owned Restricted Subsidiary or a Guarantor of the Opco Securities or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or a Restricted Subsidiary that is a Wholly Owned Restricted Subsidiary or a Guarantor of the Opco Securities or any pledge of such Debt constituting a Permitted Lien) shall be deemed in each case to be an issuance of such shares of Preferred Stock not permitted under this clause (11);

(12) Debt incurred by Opco or any of its Restricted Subsidiaries arising from agreements providing for indemnification or working capital adjustment, or from guaranties or letters of credit, surety bonds or performance bonds securing the performance of Opco or any such Restricted Subsidiary pursuant to such agreements, in connection with permitted acquisitions or permitted dispositions of any business, assets or Restricted Subsidiary of Opco or any of its Restricted Subsidiaries;

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(13) Debt of Opco or any of its Restricted Subsidiaries which may be deemed to exist pursuant to any guaranties, performance, surety, statutory, appeal or similar obligations incurred in the ordinary course of business;

(14) Debt in respect of netting services, overdraft protections and otherwise in connection with deposit accounts;

(15) Guarantees in the ordinary course of business of the obligations of suppliers, customers, franchisees and licensees of Opco and its Restricted Subsidiaries; and

(16) Debt incurred by Opco or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, or other Debt with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Debt, such obligations are reimbursed within 30 days following such drawing or incurrence.

(c) For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Debt, the U.S. dollar-equivalent principal amount of Debt denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Debt was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Debt is incurred to refinance other Debt denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Debt does not exceed the principal amount of such Debt being refinanced.

(d) For purposes of determining compliance with this Section 4.03:

(1) the outstanding principal amount of any particular Debt shall be counted only once such that (without limitation) any obligation arising under any guarantee, Lien, letter of credit or similar instrument supporting such Debt (to the extent such guarantee, Lien, letter of credit or similar instrument is otherwise permitted to be incurred) shall be disregarded;

(2) in the event that an item of Debt (or a portion thereof) meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (16) of the definition of Permitted Debt above or is entitled to be incurred pursuant to Section 4.03(a), the Issuer shall, in its sole discretion, classify (and may, from time to time, re-classify) such item of Debt (or such portion thereof) in any manner that complies with this covenant and such item of Debt (or

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such portion thereof) shall be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof, and additionally, all or any portion of any item of Debt may later be reclassified as having been incurred pursuant to the first paragraph of this covenant or under any category of Permitted Debt described in clauses (1) through (16) above so long as such Debt is permitted to be incurred pursuant to such provision at the time of reclassification; provided that all outstanding Debt under the Senior Credit Facility immediately following the Transactions shall be deemed to have been incurred pursuant to clause (1) of the definition of Permitted Debt and provided, further, that at all times while the GS Parties constitute the Required Holders, any Debt incurred to refinance the Credit Facilities shall be incurred first under clause (1) hereof; and

(3) accrual of interest or dividends (including the issuance of “pay in kind” securities in respect of such accrued interest or dividends), the accretion of accreted value or liquidation preference and the extension of maturity shall not be deemed to be an incurrence of Debt or issuance of Preferred Stock; provided, in each such case, that the amount thereof is included in Consolidated Interest Expense of the Issuer as accrued.

(e) In addition to, and not in limitation of, any other restriction imposed by this Section 4.03,

(1) all Debt of Opco issued to or acquired by the Sponsor (i) shall have a Stated Maturity no earlier than, and shall not be subject to amortization or mandatory prepayment (other than Repurchase Offers pursuant to Section 3.09, 4.06 and 4.08) thereof prior to, six months after the Stated Maturity of the principal of the Securities and (ii) shall be subordinated and junior in right of payment to the Securities and the Opco Securities pursuant to a subordination agreement or other similar contractual arrangements prohibiting any enforcement action on such Debt so long as the Securities and the Opco Securities are outstanding, as reasonably acceptable to the Required Holders; and

(2) no Debt of any of the Issuer’s Restricted Subsidiaries (other than Opco) may be issued to or acquired by the Sponsor.

For purposes of the foregoing restrictions and for the avoidance of doubt, the term Sponsor shall be deemed not to include Sankaty Advisors, LLC or any investment fund or other account managed or advised by Sankaty Advisors, LLC, which, in each case, invests primarily in fixed income assets or other credit products.

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SECTION 4.04 Restricted Payments.

(a) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other distribution (including any payment by the Issuer or any Restricted Subsidiary in connection with any merger or consolidation involving the Issuer or any of its Restricted Subsidiaries) on account of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests (other than dividends or distributions payable in Equity Interests (other than Disqualified Equity Interests) of the Issuer and dividends payable to the Issuer or any Restricted Subsidiary);

(2) purchase, redeem or otherwise acquire or retire for value (including any acquisition or retirement by the Issuer or any Restricted Subsidiary in connection with any merger or consolidation) any Equity Interests of the Issuer or any direct or indirect parent of the Issuer held by Persons other than the Issuer or any Restricted Subsidiary;

(3) make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment, sinking fund payment or Stated Maturity, any Subordinated Debt of the Issuer (excluding any intercompany Debt between the Issuer and any of its Restricted Subsidiaries and any Preferred Stock issued by the Issuer or any of its Restricted Subsidiaries to the Issuer or any of its Restricted Subsidiaries), except the purchase, repurchase or other acquisition or retirement of Subordinated Debt, in each case prior to any scheduled repayment, sinking fund payment or Stated Maturity, of the Issuer in anticipation of satisfying a sinking fund obligation, principal installment, mandatory redemption or final maturity, in each case due within one year of the date of purchase, repurchase or other acquisition or retirement; or

(4) make any Restricted Investment,

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(i) no Default shall have occurred and be continuing; and

(ii) the Issuer would, after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have had a Consolidated Fixed Charge Coverage Ratio of at least 2.00 to 1.00; and

(iii) such Restricted Payment, together with (without duplication) the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (10), (11), (12), (13) and (14)) of the next succeeding paragraph), is less than the sum (without duplication) (the “Restricted Payments Basket”) of:

(A) 50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) from the beginning of the fiscal quarter immediately following the Issue Date to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

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(B) 100% of the aggregate net proceeds and fair market value, as determined in good faith by the Board of Directors of the Issuer, of property and marketable securities received by the Issuer from the issue or sale (other than to a Restricted Subsidiary) of, or from capital contributions with respect to, Equity Interests of the Issuer (other than proceeds from Disqualified Equity Interests, and Designated Preferred Stock, Refunding Capital Stock and Excluded Cash Contributions), in either case after the Issue Date; plus

(C) the amount by which the aggregate principal amount (or accreted value, if less) of Debt of the Issuer or any Restricted Subsidiary is reduced on the Issuer’s consolidated balance sheet upon the conversion or exchange after the Issue Date of that Debt for Equity Interests (other than Disqualified Stock and Excluded Cash Contributions) of the Issuer, together with the net proceeds and fair market value, as determined in good faith by the Board of Directors of the Issuer, of property and marketable securities received by the Issuer at the time of such conversion or exchange, if any, less the amount of any cash, or the fair market value of any property (other than such Equity Interests), distributed by the Issuer upon such conversion or exchange;

(D) 100% of the aggregate net cash proceeds and fair market value, as determined in good faith by the Board of Directors of the Issuer, of property and marketable securities received by the Issuer or a Restricted Subsidiary of the Issuer since the Issue Date from Restricted Investments, whether through interest payments, principal payments, dividends or other distributions and payments, or the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) thereof made by the Issuer and its Restricted Subsidiaries, to the extent not otherwise included in Consolidated Net Income of the Issuer for such period; plus

(E) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger, amalgamation or consolidation of an Unrestricted Subsidiary into the Issuer or a

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Restricted Subsidiary or the transfer of assets of an Unrestricted Subsidiary to the Issuer or a Restricted Subsidiary, the fair market value of the Investment in such Unrestricted Subsidiary, as determined in good faith by the Board of Directors of the Issuer at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, consolidation or transfer of assets.

(b) The provisions of Section 4.04(a) shall not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment would have complied with the provisions of this Indenture, or the redemption, repurchase or retirement of Subordinated Debt, if at the date of any irrevocable redemption notice such payment would have complied with this Section 4.04;

(2) the making of any Restricted Investment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Issuer) of, Equity Interests of the Issuer (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Issuer; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Investment are designated in an Officer’s Certificate as Excluded Cash Contributions and shall not increase the Restricted Payments Basket;

(3) the redemption, repurchase, repayment, retirement, defeasance or other acquisition of Subordinated Debt of the Issuer (A) made by an exchange for, or with the net cash proceeds from, a substantially concurrent incurrence of Permitted Refinancing Debt or (B) upon a Change of Control or Asset Sale to the extent required by the agreement governing such Subordinated Debt but only if the Issuer shall have complied with Section 4.08 or, as the case may be, 4.06 and purchased all Securities validly tendered pursuant to the relevant offer prior to purchasing or repaying such Subordinated Debt;

(4) (a) the redemption, repurchase, repayment, retirement or other acquisition of any Equity Interests (“Treasury Capital Stock”) of the Issuer or any Equity Interests of any direct or indirect parent company of the Issuer or any Subordinated Debt of Opco or a Restricted Subsidiary, in exchange for, or out of the proceeds of, the substantially concurrent sale or issuance (other than to a Restricted Subsidiary) of, Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent contributed to the Issuer (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”), (b) the declaration and payment of dividends on Treasury Capital Stock out of the proceeds of the substantially concurrent sale or issuance (other than to a Subsidiary of the Issuer or to an employee stock ownership plan or any trust

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established by the Issuer or any of its Subsidiaries) of Refunding Capital Stock, and (c) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (12) of this Section 4.03(b), the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(5) the payment of any dividend (or any similar distribution) by a Restricted Subsidiary of the Issuer to the holders of its Equity Interests on a pro rata basis;

(6) to the extent constituting Restricted Payments, the Specified Affiliate Payments; provided that no Default or Event of Default shall have occurred or be continuing at the time of any payments pursuant to Section (1) of the definition of “Specified Affiliate Payments” after giving effect thereto;

(7) Restricted Payments in an aggregate amount not to exceed $35.0 million; provided that no Default or Event of Default shall have occurred or be continuing at the time of any such Restricted Payment after giving effect thereto;

(8) distributions of Capital Stock or Debt of Unrestricted Subsidiaries;

(9) the payment of dividends on the Issuer’s common stock (or the payment of dividends to any direct or indirect parent company of the Issuer, as the case may be, to fund the payment by any such parent company of the Issuer of dividends on such entity’s common stock) following the first public offering of the Issuer’s common stock or the common stock of any of its direct or indirect parent companies after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Issuer after the Issue Date in any such public offering, other than public offerings of common stock of the Issuer (or any direct or indirect parent company of the Issuer) registered on Form S-4 or Form S-8 and other than any public sale constituting an Excluded Cash Contribution;

(10) Restricted Investments that are made with Excluded Cash Contributions;

(11) the declaration and payments of dividends on Disqualified Stock issued pursuant to Section 4.03; provided, however, that, at the time of payment of such dividend, no Default or Event of Default shall have occurred and be continuing (or result therefrom);

(12) (a)(i) payment of the GS Parties’ transaction expenses and (ii) payment of the Issuer’s and its Affiliates’ transaction expenses, including fees

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payable to members of the Initial Control Group (in each case to the extent constituting Restricted Payments) and (b) payments to the Issuer’s officers and employees in connection with the Transactions, in the case of (a)(ii) and (b), previously disclosed to the Initial Purchasers;

(13) (a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by Opco after the Issue Date, provided that the amount of dividends paid pursuant to this clause (a) shall not exceed the aggregate amount of cash actually contributed to Opco from the sale of such Designated Preferred Stock;

(b) the declaration and payment of dividends to a direct or indirect parent company of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent company issued after the Issue Date, provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock; or

(c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (3) of this Section 4.04(b);

provided that no Default or Event of Default shall have occurred or be continuing at the time of any such Restricted Payment after giving effect thereto;

provided, however, in the case of each of (a), (b) and (c) of this clause (12), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, Opco and its Restricted Subsidiaries on a consolidated basis would have had a Consolidated Fixed Charge Coverage Ratio of at least 2.00 to 1.00; and

(14) other payments required to consummate the Transactions.

(c) The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Issuer or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined in good faith by the Board of Directors of the Issuer.

(d) In addition, if any Person (other than a Restricted Subsidiary) in which an Investment is made, which Investment constituted a Restricted Payment when made, thereafter becomes a Restricted Subsidiary, such Investments previously made in such

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Person shall no longer be counted as Restricted Payments for purposes of calculating the aggregate amount of Restricted Payments pursuant to Section 4.04(a)(iii) to the extent that such Investments would not have been Restricted Payments had such Person been a Restricted Subsidiary at the time such Investments were made.

(e) In making the computations required by this covenant:

(1) the Issuer or the relevant Restricted Subsidiary may use audited financial statements for the portions of the relevant period for which audited financial statements are available on the date of determination and unaudited financial statements and other current financial data based on the books and records of the Issuer for the remaining portion of such period; and

(2) the Issuer or the relevant Restricted Subsidiary shall be permitted to rely in good faith on the financial statements and other financial data derived from the books and records of the Issuer and the Restricted Subsidiary that are available on the date of determination; provided that the determination of the fair market value in excess of $20.0 million shall be confirmed by an investment banking, appraisal or accounting firm of national standing.

(f) If the Issuer makes a Restricted Payment that, at the time of the making of such Restricted Payment, would in the good faith determination of the Issuer or any Restricted Subsidiary be permitted under the requirements of this Indenture, such Restricted Payment shall be deemed to have been made in compliance with this Indenture notwithstanding any subsequent adjustments made in good faith to the Issuer’s or any Restricted Subsidiary’s financial statements, affecting Consolidated Net Income of the Issuer for any period. For the avoidance of doubt, it is expressly agreed that no payment or other transaction permitted by clauses (1) or (5) of Section 4.07(b) below, shall be considered a Restricted Payment for purposes of, or otherwise restricted by, this Indenture.

(g) The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the second to last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Investments in an amount determined as set forth in the second paragraph of the definition of “Investments.” Such designation will be permitted only if an Investment in such amount would be permitted at such time under this Section 4.04 or the definition of “Permitted Investments” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

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SECTION 4.05 Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.

(a) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) (i) pay dividends or make any other distributions to the Issuer or any of its Restricted Subsidiaries that is a parent company of such Restricted Subsidiary (A) on its Capital Stock or (B) with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any Debt owed to the Issuer or any of its Restricted Subsidiaries that is a parent company of such Restricted Subsidiary;

(2) make loans or advances to the Issuer or any of its Restricted Subsidiaries that is a parent company of such Restricted Subsidiary; or

(3) transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries that is a parent company of such Restricted Subsidiary.

(b) Notwithstanding Section 4.05(a), such section shall not apply to encumbrances or restrictions:

(1) under contracts in effect on the Issue Date, including the Senior Credit Facility and the related documentation;

(2) under the Opco Indenture, the Opco Securities and related Guarantees (including any Exchange Securities and related Guarantees), this Indenture, the Securities and any other related agreement entered into after the Issue Date, provided that the encumbrances or restrictions in any such other agreement are not materially more restrictive, taken as a whole, than those contained in the Opco Indenture and the Opco Securities or this Indenture and the Securities, as the case may be;

(3) under any agreement or other instrument of a Person acquired by the Issuer or any of its Restricted Subsidiaries as in effect at the time of such acquisition (but not created in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(4) existing under or by reason of purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (3) of Section 4.05(a) above on the property so acquired;

(5) in the case of clause (3) of Section 4.05(a) above, (i) that restrict in a customary manner the subletting, assignment, or transfer of any property or asset that is subject to a lease, license or similar contract, (ii) by virtue of any

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transfer of, agreement to transfer, option or right with respect to any property or assets of the Issuer or any Restricted Subsidiary not otherwise prohibited by this Indenture, (iii) contained in security agreements or mortgages securing Debt to the extent such encumbrances or restrictions restrict the transfer of the property subject to such security agreements or mortgages, or (iv) any Lien on property or assets of the Issuer or any Restricted Subsidiary not otherwise prohibited by this Indenture;

(6) existing under or by reason of contracts for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(7) on cash or other deposits or net worth imposed by leases and customer contracts entered into in the ordinary course of business;

(8) in customary form under joint venture agreements and other similar agreements which limitations are only applicable to the Person or assets that are the subject of such agreements (and any assets of such Person);

(9) any encumbrances or restrictions required by any governmental, local or regulatory authority having jurisdiction over the Issuer or any of its Restricted Subsidiaries or any of their businesses;

(10) contained in the terms governing any Debt otherwise permitted to be incurred under this Indenture if (as determined in good faith by the Board of Directors of the Issuer) (i) the encumbrances or restrictions are ordinary and customary for a financing of that type and (ii) the encumbrances or restrictions would not, at the time agreed to, be expected to materially adversely affect the ability of Issuer to make payments on the Securities;

(11) under customary provisions contained in leases, subleases, licenses or asset sale agreements and other agreements;

(12) contained in the terms governing any Secured Debt otherwise permitted to be incurred pursuant to the covenants described under Sections 4.03 and 4.10 that limits the right of the debtor to dispose of the assets securing such Debt;

(13) applicable law or any applicable rule, regulation or order; and

(14) under any Permitted Refinancing Debt or any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above, provided that such amendments,

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modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings, taken as a whole, are, in the good faith judgment of the Issuer, not materially more restrictive with respect to such encumbrances or restrictions than those contained in such predecessor agreements.

SECTION 4.06 Asset Sales.

(a) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Issuer (or such Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (including as to the value of all non-cash consideration) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary is in the form of

(x) cash or Cash Equivalents; or

(y) (i) all or substantially all of the assets of, or the majority of the Voting Stock of, another Person that thereupon becomes a Restricted Subsidiary engaging in, a Permitted Business; or

(ii) assets that are used or useful in a Permitted Business.

For purposes of this Section 4.06(a)(2), each of the following shall be deemed to be cash:

(i) any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto), of the Issuer or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Securities) that are assumed by the transferee of any such assets or discharged in connection with such Asset Sale;

(ii) any securities, notes or other obligations received by the Issuer or any such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days after receipt; and

(iii) any Designated Non-Cash Consideration received having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this Section 4.06(a)(2) that is at that time outstanding, not in excess of $20.0 million at the time of receipt of such Designated Non-Cash Consideration, with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

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(b) Within 450 days after the receipt of any Net Proceeds from an Asset Sale, or, with respect to clauses (2) and (3) of this Section 4.06(b), if a contract for such investment has been entered into within 450 days after the receipt of any Net Proceeds from an Asset Sale, within 90 days of the date such contract (but only if such 90th day occurs later than the end of such 450 days), the Issuer (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds, at its option:

(1) to repay Secured Debt, Debt of any Restricted Subsidiary (including the Senior Credit Facility and the Opco Securities) or Pari Passu Debt (in each case other than Debt owed to the Issuer or a Restricted Subsidiary of the Issuer); provided that if the Issuer or any Restricted Subsidiary shall so reduce Pari Passu Debt, the Issuer shall equally and ratably reduce Obligations under the Securities through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an Asset Sale Offer to the Holders (in accordance with the procedures set forth in Section 4.06(c) and Section 3.09 for an Asset Sale Offer);

(2) to make capital expenditures or to acquire properties or assets that shall be used or useful in the Permitted Business of the Issuer or any of its Restricted Subsidiaries; or

(3) to make an Investment in any one or more businesses that shall be used or useful in the Permitted Business of the Issuer or any of its Restricted Subsidiaries, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary.

Pending the final application of any Net Proceeds, the Issuer or any Restricted Subsidiary may temporarily reduce borrowing under a Credit Facility or otherwise invest such Net Proceeds in any manner that is not prohibited by this Indenture.

(c) Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of Section 4.06(b) shall be deemed to constitute “Excess Proceeds”. When the aggregate amount of Excess Proceeds exceeds $15.0 million the Issuer shall:

(1) make an Asset Sale Offer to all Holders in accordance with Section 3.09; and

(2) prepay, purchase or redeem (or make an offer to do so) any other Pari Passu Debt of the Issuer in accordance with provisions governing such Debt requiring the Issuer to prepay, purchase or redeem such Debt with the proceeds from any Asset Sales (or offer to do so),

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pro rata in proportion to the respective principal amount of the Securities and such other Debt required to be prepaid, purchased or redeemed or tendered for, in the case of the Securities pursuant to such Asset Sale Offer to purchase the maximum principal amount of Securities that may be purchased out of such pro rata portion of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of their principal amount plus accrued and unpaid interest (if any) to the date of purchase subject to the right of holders of record on a record date to receive interest on the relevant interest payment date in accordance with the procedures set forth in this Indenture and the Securities.

(d) If any Excess Proceeds remain after completion of an Asset Sale Offer and, if applicable, any prepayment, purchase, redemption or tender of or for Pari Passu Debt, the Issuer and the Restricted Subsidiaries may use any remaining Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of the Securities surrendered by Holders thereof exceeds the pro rata portion of such Excess Proceeds to be used to purchase Securities, the Trustee shall select the Securities to be purchased on a pro rata basis as provided in Section 3.09. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. Notwithstanding the foregoing, the Issuer, in its sole discretion, may commence an Asset Sale Offer prior to the expiration of 450 days (or such longer period provided above) after the occurrence of an Asset Sale or with respect to Excess Proceeds of $20.0 million or less.

SECTION 4.07 Transactions with Affiliates.

(a) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any contract, agreement, understanding, loan, advance, guarantee or other transaction with, or for the benefit of, any Person that, prior to such transaction, was an Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that, taken as a whole, are not materially less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person; and

(2) the Issuer delivers to the Trustee:

(i) with respect to any Affiliate Transaction entered into after the Issue Date involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) of this Section 4.07(a) and that such Affiliate Transaction has been approved by the Board of Directors; and

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(ii) with respect to any Affiliate Transaction involving aggregate consideration in excess of $30.0 million, an opinion as to the fairness to the Issuer or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an investment banking, appraisal or accounting firm of national standing.

(b) Notwithstanding Section 4.07(a), none of the following shall be prohibited by this Section 4.07 (or be deemed to be an Affiliate Transactions):

(1) the payment of management, consulting, monitoring, advisory, transaction and termination fees so long as they are paid pursuant to the Management Agreement and related indemnities and expenses so long as no Default or Event of Default under clauses (1), (2), (8) or (9) of Section 6.01(a) shall have occurred and be continuing at the date of such payment or would result therefrom (it being understood that following the cure of all such Events of Default, such payments may be made); provided, that such limitation shall not apply with respect to indemnities and expenses which do not exceed $250,000 in the aggregate,

(2) transactions between or among the Issuer or any of its Wholly-Owned Restricted Subsidiaries or any Restricted Subsidiary that is a Guarantor of the Opco Securities,

(3) Restricted Payments and Permitted Investments permitted by this Indenture,

(4) the payment of the fees or expenses incurred or paid by the Issuer in connection with the Transactions, the Senior Credit Facility, this Indenture, the Opco Indenture and the transactions contemplated hereby and thereby,

(5) the issuance of Capital Stock or Equity Interests of the Issuer to the management of the Issuer or any of its Restricted Subsidiaries in connection with the Transactions or pursuant to arrangements described in clause (6) of this Section 4.07(b) or, if otherwise permitted hereunder, to any Affiliate of the Issuer,

(6) loans, advances and other transactions between or among the Issuer and its Restricted Subsidiaries to the extent otherwise permitted under this Article 4,

(7) employment, stock option plans, management equity, incentive plans and severance arrangements between the Issuer and its Restricted Subsidiaries and their respective officers and employees in the ordinary course of business,

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(8) the payment of customary compensation and fees and reasonable out of pocket costs to, and indemnities provided on behalf of (and entering into related agreements with), directors, managers, consultants, officers and employees of the Issuer, any of its direct or indirect parent companies or any Restricted Subsidiaries in the ordinary course of business to the extent attributable to the ownership or operation of the Issuer and the Restricted Subsidiaries, as determined in good faith by the Board of Directors of the Issuer or senior management thereof,

(9) (i) transactions disclosed by Bright Horizons in its most recent annual report on Form 10-K and quarterly report on Form 10-Q filed with the Commission prior to January 14, 2008 and (ii) transactions pursuant to agreements entered into thereafter and in existence on the Issue Date or any amendment thereto to the extent such an amendment is not materially adverse, taken as a whole, to the Holders,

(10) the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement, principal investors agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (10) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement are not otherwise more disadvantageous to holders of the Securities in any material respect than the original agreement as in effect on the Issue Date,

(11) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms hereof that are fair to the Issuer or its Restricted Subsidiaries, in the reasonable determination of the members of the Board of Directors of the Issuer or the senior management thereof, or are on terms at least as favorable as would reasonably have been entered into at such time with an unaffiliated party, or

(12) payments or loans (or cancellation of loans) to employees, officers, directors or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries which are approved by a majority of the Board of Directors in good faith.

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SECTION 4.08 Change of Control.

(a) Upon the occurrence of a Change of Control, unless all Securities have been called for redemption pursuant to Section 3.07, each Holder of Securities shall have the right to require the Issuer to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder’s Securities pursuant to a Change of Control Offer made pursuant to Section 3.09 at an offer price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, including Additional Interest, if any, thereon, if any, to the date of purchase.

(b) The Issuer shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in Section 3.09 applicable to a Change of Control Offer made by the Issuer and purchases all Securities validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

SECTION 4.09 Compliance Certificates. The Issuer shall deliver to the Trustee within 120 days after the end of each fiscal year of the Issuer an Officer’s Certificate stating that in the course of the performance by the signer of its duties as Officer of the Issuer he or she would normally have knowledge of any Default and whether or not the signer knows of any Default that occurred during such period. If he or she does have such knowledge, the certificate shall describe the Default, its status and what action the Issuer is taking or proposes to take with respect thereto. At all times after a TIA Event, the Issuer also shall comply with Section 314(a)(4) of the TIA.

The Issuer shall deliver to the Trustee, as soon as possible and in any event within five Business Days after any Senior Officer of the Issuer becomes aware of the occurrence of any Event of Default or an event which, with notice or the lapse of time or both, would constitute an Event of Default, an Officer’s Certificate setting forth the details of such Event of Default or Default and the action which the Issuer proposes to take with respect thereto.

SECTION 4.10 Liens. The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Debt of the Issuer (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under this Indenture and the Securities are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by such Lien or such other obligations are no longer obligations of the Issuer or any of its Restricted Subsidiaries; provided that:

(a) if such other Debt constitutes Subordinated Debt or is otherwise subordinate or junior in right of payment to the Obligations under this Indenture or the Securities, such Lien is expressly made prior and senior in priority to the Lien securing such other Debt; or

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(b) in any other case, such Lien ranks equally and ratably with or prior to the Lien securing the other Debt or obligations so secured.

Any Lien created for the benefit of the Holders of the Securities pursuant to this Section 4.10 shall be deemed automatically and unconditionally released and discharged upon the release and discharge of each of the Liens described above in this Section 4.10 that triggered the obligation to secure the Securities.

SECTION 4.11 Business Activities. The Issuer shall not, and shall not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as is not material to the Issuer and its Restricted Subsidiaries taken as a whole.

SECTION 4.12 Taxes. The Issuer shall pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all material taxes, assessments and governmental charges levied or imposed upon the Issuer or any Restricted Subsidiary or upon the income, profits or property of the Issuer or any Restricted Subsidiary and (ii) all lawful claims for labor, materials and supplies, which, if unpaid, might by law become a material liability or Lien upon the property of the Issuer or any Restricted Subsidiary; provided, however, that the Issuer shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim the amount, applicability or validity of which is being contested in good faith by appropriate actions and for which appropriate reserves, if necessary (in the good faith judgment of management of the Issuer), are being maintained in accordance with GAAP or where the failure to effect such payment will not be materially disadvantageous to the Holders.

SECTION 4.13 Corporate Existence. Except as otherwise provided in this Article 4 and Article 5 and as described in Schedule I to the Credit Agreement for the Senior Credit Facility, the Issuer shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and the corporate, partnership, limited liability company or other existence of each Restricted Subsidiary in accordance with their respective organizational documents (as the same may be amended from time to time); provided, however, that the Issuer shall not be required to preserve the corporate, partnership, limited liability company or other existence of any of its Restricted Subsidiaries, if its Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Issuer and its Restricted Subsidiaries, taken as a whole, and that the loss thereof is not adverse in any material respect to the Holders of the Securities.

SECTION 4.14 Business of the Issuer and its Subsidiaries. The Issuer will not own any material assets, have any material liabilities or engage in any material business other than (1) the direct ownership of 100% of the Capital Stock of Opco, which direct ownership will be maintained at all times, (2) the consummation of the Transactions (including the entry into other agreements relating to or necessary to consummate the Transactions), (3) the Securities, (4) (x) for so long as the Securities remain outstanding, Debt consisting of guarantees of the Senior Credit Facility and the Opco Securities (and the Issuer may enter into any agreements in

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connection with such Debt) and (y) thereafter, any other Debt that is not Guaranteed by Opco or any of its Restricted Subsidiaries, (5) customary agreements in connection with any issuance of Equity Interests otherwise permissible under the terms of this Agreement, (6) contractual obligations and activities incidental thereto (other than contractual obligations evidencing Debt) entered into in the ordinary course of and relating to the Issuer’s business as a passive holding company, and (7) nonconsensual obligations imposed by operation of law.

ARTICLE 5

SUCCESSOR ISSUER

SECTION 5.01 Merger, Consolidation or Sale of All or Substantially All Assets of the Issuer.

(a) The Issuer shall not consolidate or merge with or into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person unless:

(1) the Issuer is the surviving entity or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Issuer under the Securities, this Indenture and any Registration Rights Agreement pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

(3) immediately after such transaction no Default exists;

(4) the Issuer or the Person formed by or surviving any such consolidation or merger (if other than the Issuer), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made shall, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, either (i) have a Consolidated Fixed Charge Coverage Ratio of at least 2.00 to 1.00 or (ii) have a Consolidated Fixed Charge Coverage Ratio at least equal to the Consolidated Fixed Charge Coverage Ratio of the Issuer for such four-quarter reference period; and

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(5) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and such supplemental indenture (if any) comply with this Indenture.

(b) In addition, the Issuer may not, directly or indirectly, lease all or substantially all of its and its Restricted Subsidiaries’ properties or assets in one or more related transactions, to any other Person.

(c) Notwithstanding the foregoing, clauses (3) and (4) (and, in the case of clause (1) below, clauses (1), (2) and (5)) of Section 5.01(a) shall not apply to:

(1) the merger of Bright Horizons and Merger Sub occurring on the Issue Date pursuant to the Merger Agreement;

(2) the consolidation or merger of the Issuer with or into a Restricted Subsidiary or the consolidation or merger of a Restricted Subsidiary with or into the Issuer or the transfer of assets to a Restricted Subsidiary of the Issuer or from a Restricted Subsidiary of the Issuer to the Issuer; and

(3) any merger or consolidation of the Issuer with an Affiliate formed solely for the purpose of reforming the Issuer in another jurisdiction or solely for the purpose of facilitating the formation of a direct or indirect parent of the Issuer.

(d) For purposes of this Section 5.01, the sale, assignment, transfer, lease, conveyance or other disposition (including by way of merger or consolidation) of all or substantially all of the properties and assets of one or more Restricted Subsidiaries of the Issuer, which property or assets, if held by the Issuer instead of such Restricted Subsidiaries, would constitute all or substantially all of the properties and assets of the Issuer on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer.

(e) Upon any consolidation or merger or any transfer (other than a lease) of all or substantially all of the assets of the Issuer in accordance with this Section 5.01, the successor entity formed by such consolidation or into which the Issuer is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer under the Securities and this Indenture with the same effect as if such successor entity had been named in this Indenture as the Issuer, and the Issuer (except in the case of a transfer of less than all of the assets of the Issuer) shall be released from the obligations under the Securities, this Indenture and any Registration Rights Agreement.

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ARTICLE 6

DEFAULTS AND REMEDIES

SECTION 6.01 Events of Default and Remedies.

(a) Each of the following constitutes an “Event of Default” under this Indenture:

(1) default for 30 days in the payment when due of interest, including Additional Interest, if any, on the Securities;

(2) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Securities (including upon mandatory redemption), and any failure of the Issuer to make a Change of Control Offer or Asset Sale Offer when required or to purchase Securities required to be purchased in connection therewith;

(3) failure by the Issuer to comply with Section 5.01;

(4) failure by the Issuer for 30 days after receipt of notice from the Trustee or the Holders of at least 25% in principal amount of the then outstanding Securities specifying such failure to comply with Section 4.03, 4.04, 4.06, 4.07, 4.10 or 4.14; provided, however, at all times while the GS Parties constitute the Required Holders, an Event of Default shall occur upon the occurrence of such failure;

(5) failure by the Issuer for 60 days after receipt of notice given to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% in aggregate principal amount of the Securities outstanding specifying such failure to comply with any other Sections of this Indenture or the Securities (other than a default referred to in clauses (1), (2), (3) and (4) above);

(6) (A) the failure by the Issuer or any Restricted Subsidiary that is a Significant Subsidiary to pay any Debt within any applicable grace period after final maturity or acceleration by the holders thereof because of a default or (B) or, while the GS Parties constitute the Required Holders, a default occurs with respect to any Debt of the Issuer that ranks pari passu with the Securities or constitutes Subordinated Debt, which default permits the holder or holders thereof (or any trustee or agent on their behalf) to accelerate that Debt (giving effect to any applicable grace period), and, in the case of (A) or (B), the total amount of such Debt unpaid or accelerated or in default at the time exceeds $20.0 million in the aggregate for all such Debt;

(7) any judgment or decree for the payment of money in excess of $20.0 million in the aggregate for all such judgments (net of any insurance or indemnity payments actually received in respect thereof prior to or within 60 days from the entry thereof, or which are covered by insurance (unless the Issuer’s insurance carriers have denied coverage in respect thereof) in the event any appeal thereof shall be unsuccessful) is entered against the Issuer, Opco or any Restricted Subsidiary that is a Significant Subsidiary and is not discharged, waived or stayed and either (A) an enforcement proceeding has been commenced by any creditor

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upon such judgment or decree or (B) there is a period of 60 days following the entry of such judgment or decree during which such judgment or decree is not discharged, waived or the execution thereof stayed;

(8) the Issuer, Opco or any Restricted Subsidiary that is a Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(i) commences a voluntary case;

(ii) consents to the entry of an order for relief against it in an involuntary case;

(iii) consents to the appointment of a Custodian of it or for any substantial part of its property;

(iv) makes a general assignment for the benefit of its creditors;

(v) or takes any comparable action under any foreign laws relating to insolvency;

(9) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Issuer or any Restricted Subsidiary that is a Significant Subsidiary in an involuntary case;

(ii) appoints a Custodian of the Issuer or any Restricted Subsidiary that is a Significant Subsidiary or for any substantial part of its property; or

(iii) orders the winding up or liquidation of the Issuer, Opco or any Restricted Subsidiary that is a Significant Subsidiary;

or any similar relief is granted under any foreign laws and the order or decree relating thereto remains unstayed and in effect for 60 days;

(10) while the GS Parties constitute the Required Holders: (A) the occurrence of (x) any material breach of the representations and warranties contained in Section 4 of the Purchase Agreement which do not contain materiality or material adverse effect qualifiers or (y) any breach of the representations and warranties contained in Section 4 of the Purchase Agreement which contain materiality or material adverse effect qualifiers or (B) failure by the Issuer for 30 days after receipt of notice from the GS Parties specifying such failure to comply, or cause the compliance of, in all material respects with any of the covenants contained in the Purchase Agreement; or

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(11) the Issuer ceases to beneficially own, directly or indirectly, all of the Equity Interests of Opco.

(b) The foregoing shall constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effect by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

(c) The term “Bankruptcy Law” means Title 11, U.S. Code, or any similar federal or state law for the relief of debtors. For purposes of this Section 6.01, the term “Custodian” means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

(d) A Default under clause (4) (except as otherwise set forth in the proviso to such clause (4)) or (5) of Section 6.01(a) is not an Event of Default until the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Securities notify the Issuer in writing by registered or certified mail, return receipt requested, of the Default and the Issuer does not cure such Default within the time, if applicable, specified in clauses (4) and (5) of Section 6.01(a) after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.”

SECTION 6.02 Acceleration.

(a) If an Event of Default (other than an Event of Default specified in clause (8) or (9) of Section 6.01(a) with respect to the Issuer) occurs and is continuing, the Trustee by notice to the Issuer in writing, or the Holders of at least 25% in aggregate principal amount of the outstanding Securities by notice in writing to the Issuer, may declare the principal amount of and accrued but unpaid interest, including Additional Interest, if any, on all the Securities to be due and payable. Upon such a declaration, such principal and interest, including Additional Interest, if any, shall be due and payable immediately. Notwithstanding the foregoing, if an Event of Default specified in clause (8) or (9) of Section 6.01(a) occurs with respect to the Issuer, the principal of and interest, including Additional Interest, if any, on all the Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Securityholders.

(b) At any time after a declaration of acceleration with respect to the Securities as described in Section 6.02(a), the Holders of a majority in aggregate principal amount of the Securities may rescind and cancel such declaration and its consequences: (i) if the rescission would not conflict with any judgment or decree; (ii) if all existing Events of Default have been cured or waived except nonpayment of principal or interest, including Additional Interest, if any, that has become due solely because of the acceleration; (iii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise

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than by such declaration of acceleration, has been paid; and (iv) if the Issuer has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

SECTION 6.03 Other Remedies. If, at any time while the GS Parties constitute the Required Holders, unless waived by the GS Parties, a Default in the payment when due of interest on, principal of, or premium, if any, on, the Securities or an Event of Default has occurred and is continuing, then in each case the Securities will accrue interest at the stated interest rate on the Securities plus the Default Interest Rate until the earlier of such time as no such Default or such Event of Default shall be continuing (to the extent that the payment of such interest shall be legally enforceable). At any other time, any amounts payable under or in respect of the Securities not paid when due will accrue interest at the stated interest rate on the Securities plus the Default Interest Rate until such time as such amounts are paid in full, including any interest thereon (to the extent that the payment of such overdue interest shall be legally enforceable). Default interest shall be payable in cash on demand and, to the extent applicable, in accordance with Section 2.14 hereof.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of, premium, if any, or interest, including Additional Interest, if any, on the Securities or to enforce the performance of any provision of the Securities or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Securities or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Securityholder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative (to the extent permitted by law).

SECTION 6.04 Waiver of Past Defaults. The Holders of a majority in aggregate principal amount of the Securities then outstanding by notice to the Trustee may on behalf of the Holders of all of the Securities waive any existing Default and its consequences under this Indenture except a continuing Event of Default in the payment of interest, including Additional Interest, if any, on, or the principal of, the Securities. When a Default is waived, it is deemed cured and ceases to exist and any Event of Default arising therefrom shall be deemed to have been cured and waived for every purpose under this Indenture, but no such waiver shall extend to any subsequent or other Default or impair any consequent right.

SECTION 6.05 Control by Majority. The Holders of a majority in aggregate principal amount of the Securities may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee by this Indenture. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture or, subject to Section 7.01, that the Trustee determines is unduly prejudicial to the rights of other Securityholders or would involve the Trustee in personal liability; provided, however, that the Trustee may take any other action deemed proper by the

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Trustee that is not inconsistent with such direction. Prior to taking any action hereunder, the Trustee shall be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

SECTION 6.06 Limitation on Suits. Except to enforce the right to receive payment of principal, premium, if any, or interest, including Additional Interest, if any, when due, no Securityholder may pursue any remedy with respect to this Indenture or the Securities unless:

(a) such Holder has previously given the Trustee notice that an Event of Default is continuing or the Trustee has received such notice from the Issuer;

(b) Holders of at least 25% in aggregate principal amount of the outstanding Securities have requested the Trustee to pursue the remedy;

(c) such Holders have offered and, if requested, provided the Trustee reasonable security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(d) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer and, if requested, the provision of such security or indemnity; and

(e) the Holders of a majority in aggregate principal amount of the outstanding Securities have not given the Trustee a direction inconsistent with such request within such 60- day period.

A Securityholder shall not use this Indenture to prejudice the rights of another Securityholder or to obtain a preference or priority over another Securityholder. The limitation set forth in this Section 6.06 shall not apply to the GS Parties so long as the GS Parties constitute the Required Holders.

SECTION 6.07 Rights of Holders to Receive Payment. Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal of and interest, including Additional Interest, if any, on the Securities held by such Holder, on or after the respective due dates expressed in the Securities, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

SECTION 6.08 Collection Suit by Trustee. If an Event of Default specified in clause (1) or (2) of Section 6.01(a) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Issuer for the whole amount then due and owing (together with interest, including Additional Interest, if any, on any unpaid interest to the extent lawful) and the amounts provided for in Section 7.07.

SECTION 6.09 Trustee May File Proofs of Claim. The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have

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the claims of the Trustee and the Securityholders allowed in any judicial proceedings relative to the Issuer, its creditors or its property and, unless prohibited by law or applicable regulations, may vote on behalf of the Holders in any election of a trustee in bankruptcy or other Person performing similar functions, and any Custodian in any such judicial proceeding is hereby authorized by each Holder to make payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the compensation, expenses, disbursements and advances of the Trustee, its agents and its counsel, and any other amounts due the Trustee under Section 7.07.

SECTION 6.10 Priorities. If the Trustee collects any money or property pursuant to this Article 6, it shall pay out the money or property in the following order:

FIRST: to the Trustee for amounts due under Section 7.07;

SECOND: to Securityholders for amounts due and unpaid on the Securities for principal and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Securities for principal and interest, respectively; and

THIRD: to the Issuer.

The Trustee may fix a record date and payment date for any payment to Securityholders pursuant to this Section 6.10. At least 15 days before such record date, the Trustee shall send to each Securityholder and the Issuer a notice that states the record date, the payment date and amount to be paid.

SECTION 6.11 Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07 or a suit by Holders of more than 10% in principal amount of the Securities.

SECTION 6.12 Waiver of Stay or Extension Laws. The Issuer (to the extent it may lawfully do so) shall not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Issuer (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and shall not hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law had been enacted.

SECTION 6.13 Rights and Remedies Cumulative. No right or remedy conferred or reserved to the Trustee or to the Holders under this Indenture is intended to be exclusive of any other right or remedy, and all such rights and remedies are, to the extent permitted by law,

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cumulative and in addition to every other right and remedy hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or exercise of any right or remedy hereunder, or otherwise, will not prevent the concurrent or subsequent assertion or exercise of any other right or remedy.

SECTION 6.14 Delay or Omission Not Waiver. No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default will impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 6 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

ARTICLE 7

TRUSTEE

SECTION 7.01 Duties of Trustee.

(a) If an Event of Default has occurred and is continuing, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent Person would exercise or use under the circumstances in the conduct of such Person’s own affairs.

(b) Except during the continuance of an Event of Default:

(1) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon statements, certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, in the case of any such statements, certificates or opinions that by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall examine the statements, certificates and opinions to determine whether or not they conform on their face to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c) The Trustee shall not be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

(1) this paragraph does not limit the effect of Section 7.01(b);

(2) the Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer or Trust Officers unless it is proved in a court of competent jurisdiction that the Trustee was negligent in ascertaining the pertinent facts; and

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(3) the Trustee shall not be liable with respect to any action it takes or omits to take in accordance with a direction received by it from any party authorized to direct the Trustee under this Indenture.

(d) Every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section 7.01.

(e) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuer.

(f) Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(g) No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any potential or actual liability (financial or otherwise) in the performance of any of its duties hereunder or in the exercise of any of its rights or powers, if it shall have reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(h) Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 7.01 and to the provisions of the TIA after a TIA Event has occurred.

SECTION 7.02 Rights of Trustee. Subject to Section 7.01:

(a) The Trustee may conclusively rely, and shall be protected in acting or refraining from acting, upon any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in any such document.

(b) Before the Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate or Opinion of Counsel. No such Officer’s Certificate or Opinion of Counsel shall be at the expense of the Trustee.

(c) The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers; provided, however, that the Trustee’s conduct does not constitute willful misconduct or negligence.

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(e) The Trustee may consult with counsel of its selection, and the advice or opinion of such counsel with respect to legal matters relating to this Indenture and the Securities shall be full and complete authorization and protection from liability in respect to any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

(f) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond, debenture, note or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled, to the extent permitted by law, to examine the books, records and premises of the Issuer, personally or by agent or attorney at the sole cost of the Issuer and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

(g) The Trustee shall not be required to give any note, bond or surety in respect of the execution of the trusts and powers under this Indenture.

(h) The permissive rights of the Trustee to take any action enumerated in this Indenture shall not be construed as a duty to take such action.

(i) The rights, privileges, protections, immunities and benefits given to the Trustee, including its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and to each agent, custodian and other Person employed to act hereunder.

(j) The Trustee may request that the Issuer deliver an Officer’s Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any person authorized to sign an Officer’s Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

(k) Any request or direction of the Issuer mentioned herein shall be sufficiently evidenced by an Officer’s Certificate.

(l) The Trustee shall have no duty to inquire as to the performance of the Issuer with respect to the covenants contained in Article 4.

(m) The Trustee shall have no obligation to exercise any of the rights or powers vested by this Indenture at the request or direction of any of the Securityholders pursuant to this Indenture unless such Securityholders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

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(n) The Trustee shall have no duty (i) to see to any recording, filing or depositing of this Indenture or an indenture referred to herein or any financing statement or continuation statement evidencing a security interest, or to see to the maintenance of any such recording or filing or depositing or to any recording, refiling or redepositing of any thereof or (ii) to see to any insurance.

SECTION 7.03 Individual Rights of Trustee. The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Issuer or its Affiliates with the same rights it would have if it were not Trustee. Any Paying Agent, Registrar, co registrar or co paying agent may do the same with like rights. However, the Trustee must comply with Sections 7.10 and 7.11 and Sections 310(b) and 311 of the TIA after a TIA Event has occurred.

SECTION 7.04 Trustee’s Disclaimer. The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Securities, it shall not be accountable for the Issuer’s use of the proceeds from the Securities, it shall not be responsible for any statement of the Issuer in this Indenture or in any document issued in connection with the sale of the Securities or in the Securities other than the Trustee’s certificate of authentication and no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Trustee as to the accuracy or completeness of the information included or incorporated by reference in the offering memorandum or any other information supplied in connection with the Securities.

SECTION 7.05 Notice of Defaults. If a Default occurs and is continuing and is known to the Trustee, the Trustee shall send to each Holder notice of the Default. Except in the case of a Default in the payment of principal of, premium, if any, or interest, including Additional Interest, if any, on any Security, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of Securityholders. The Issuer shall deliver to the Trustee, forthwith upon any Senior Officer obtaining actual knowledge of any Default, written notice of any event which would constitute such Default, its status and what action the Issuer is taking or proposes to take in respect thereof. Notwithstanding anything to the contrary expressed in this Indenture, the Trustee shall not be deemed to have knowledge of any Default or Event of Default hereunder, except in the case of an Event of Default under clause (1) or (2) of Section 6.01(a) (provided that the Trustee is Paying Agent), unless and until a Trust Officer receives written notice thereof at its Corporate Trust Office, from the Issuer or a Holder that such Default has occurred.

SECTION 7.06 Reports by Trustee to Holders. At all times after a TIA Event, the Trustee shall transmit to the Holders such reports concerning the Trustee and its actions under this Indenture as may be required pursuant to the TIA at the times and in the manner provided pursuant thereto. To the extent that any such report is required by the TIA with respect to any 12-month period, such report shall cover the 12-month period ending May 15 and shall be transmitted by the next succeeding July 14. The Issuer shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer’s Certificate indicating whether the signers thereof actually know of any Default or Event of Default that occurred during the previous year.

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A copy of each report at the time of its delivery to Securityholders shall be filed with the Commission and each stock exchange (if any) on which the Securities are listed. The Issuer agrees to notify promptly the Trustee whenever the Securities become listed on any stock exchange and of any delisting thereof.

SECTION 7.07 Compensation and Indemnity. The Issuer shall pay (or cause a Restricted Subsidiary to pay) to the Trustee from time to time such compensation as is agreed to in writing by the Trustee and Issuer for the Trustee’s services hereunder. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. The Issuer shall reimburse (or cause a Restricted Subsidiary to reimburse) the Trustee upon request for all reasonable out-of-pocket disbursements, advances and expenses incurred or made by it, including but not limited to costs of collection, in addition to the compensation for its services. Such expenses shall include the reasonable compensation and expenses of the Trustee’s counsel, agents, accountants and experts. The Issuer shall indemnify and defend the Trustee and its officers, directors, shareholders, agents and employees (each, an “Indemnified Party”) for and hold each Indemnified Party harmless against any and all loss, damage, claims, liability or expense (including reasonable attorneys’ fees and expenses) including taxes (other than taxes based upon, measured by or determined by the income of the Trustee) incurred by them without negligence or bad faith on their part arising out of or in connection with the acceptance or administration of this Indenture or the Securities and the performance of their duties hereunder, including the cost and expense of enforcing this Indenture against the Issuer (including this Section 7.07), and defending itself against or investigating any claim or liability (whether asserted by a Holder or any other person). The Trustee, in its capacity as Paying Agent, Registrar, Custodian and agent for service of notice and demands, and the Trustee’s officers, directors, shareholders, agents and employees, when acting in such other capacity, shall have the full benefit of the foregoing indemnity as well as all other benefits, rights and privileges accorded to the Trustee in this Indenture when acting in such other capacity. The Trustee shall notify the Issuer of any claim for which it may seek indemnity promptly upon obtaining actual knowledge thereof; provided that any failure so to notify the Issuer shall not relieve the Issuer of its indemnity obligations hereunder. The Issuer shall defend the claim and the Indemnified Party shall provide reasonable cooperation at the Issuer’s expense in the defense. Such Indemnified Parties may have one separate counsel and the Issuer shall pay (or cause a Restricted Subsidiary to pay) the fees and expenses of such counsel; provided that the Issuer shall not be required to pay such fees and expenses if it assumes such Indemnified Parties’ defense and, in such Indemnified Parties’ reasonable judgment, there is no conflict of interest between the Issuer and such parties in connection with such defense. The Issuer need not reimburse any expense or indemnify against any loss, liability or expense incurred by an Indemnified Party through such party’s own willful misconduct, negligence or bad faith. The Issuer need not pay any settlement made without its consent (which consent shall not be unreasonably withheld). In no event shall the Issuer be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Issuer has been advised of the likelihood of such loss or damage and regardless of the form of action.

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The Trustee’s right to receive payment of any amounts due under this Indenture shall not be subordinated to any other Debt of the Issuer, and the Securities shall be subordinate to the Trustee’s rights to receive such payment.

The Issuer’s payment obligations pursuant to this Section 7.07 shall survive the satisfaction or discharge of this Indenture, any rejection or termination of this Indenture under any Bankruptcy Law or the resignation or removal of the Trustee. When the Trustee incurs expenses after the occurrence of a Default specified in clause (8) or (9) of Section 6.01(a) with respect to the Issuer, the expenses are intended to constitute expenses of administration under the Bankruptcy Law.

To secure the Issuer’s payment obligations in this Section 7.07, the Trustee shall have a lien prior to the Securities on all money or property held or collected by the Trustee hereunder, except that are held in trust to pay amounts due on the Securities.

SECTION 7.08 Replacement of Trustee. The Trustee may resign at any time by so notifying the Issuer in writing. The Holders of a majority in principal amount of the Securities may remove the Trustee by so notifying the Trustee and the Issuer in writing and may appoint a successor Trustee. The Issuer shall remove the Trustee if:

(a) the Trustee fails to comply with Section 7.10;

(b) the Trustee is adjudged bankrupt or insolvent;

(c) a receiver or other public officer takes charge of the Trustee or its property; or

(d) the Trustee otherwise becomes incapable of acting.

If the Trustee resigns, is removed by the Issuer or by the Holders of a majority in principal amount of the Securities and such Holders do not reasonably promptly appoint a successor Trustee, or if a vacancy exists in the office of Trustee for any reason (the Trustee in such event being referred to herein as the “retiring Trustee”), the Issuer shall promptly appoint a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall send a notice of its succession to Securityholders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the Lien provided for in Section 7.07.

If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee or the Holders of at least 10% in aggregate principal amount of the Securities may petition any court of competent jurisdiction for the appointment of a successor Trustee at the expense of the Issuer.

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If the Trustee fails to comply with Section 7.10, any Securityholder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

Notwithstanding the replacement of the Trustee pursuant to this Section 7.08, the Issuer’s obligations under Section 7.07 shall continue for the benefit of the retiring Trustee.

SECTION 7.09 Successor Trustee by Merger, Etc. If the Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another corporation or banking association, the resulting, surviving or transferee corporation without any further act shall be the successor Trustee, provided, that such Person shall be qualified and eligible under this Article 7.

In case at the time such successor or successors by consolidation, merger, conversion or transfer shall succeed to the trusts created by this Indenture, any of the Securities shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee, and deliver such Securities so authenticated; and in case at that time any of the Securities shall not have been authenticated, any successor to the Trustee may authenticate such Securities either in the name of any predecessor hereunder or in the name of the successor to the Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Securities or this Indenture provided that the certificate of the Trustee shall have.

SECTION 7.10 Eligibility; Disqualification. After the occurrence of a TIA Event, the Trustee shall at all times satisfy the requirements of TIA § 310(a). The Trustee shall have a combined capital and surplus of at least $50.0 million as set forth in its most recent published annual report of condition. After the occurrence of a TIA Event, the Trustee shall comply with TIA § 310(b); provided, however, that there shall be excluded from the operation of TIA § 310(b)(1) any indenture or indentures under which other securities or certificates of interest or participation in other securities of the Issuer are outstanding if the requirements for such exclusion set forth in TIA § 310(b)(1) are met.

SECTION 7.11 Preferential Collection of Claims Against Issuer. After the occurrence of a TIA Event, the Trustee shall comply with TIA § 311(a), excluding any creditor relationship listed in TIA § 311(b). A Trustee who has resigned or been removed shall be subject to TIA § 311(a) to the extent indicated therein.

ARTICLE 8

DISCHARGE OF INDENTURE; DEFEASANCE

SECTION 8.01 Legal Defeasance and Covenant Defeasance.

(a) The Issuer may, at the option of its Board of Directors evidenced by a resolution set forth in an Officer’s Certificate, at any time, elect to have either Section 8.01(b) or 8.01(c) be applied to all outstanding Securities upon compliance with the conditions set forth below in this Article 8.

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(b) Upon the Issuer’s exercise under Section 8.01(a) of the option applicable to this Section 8.01(b), the Issuer shall, subject to the satisfaction of the conditions set forth in Section 8.02, be deemed to have been discharged from its obligations with respect to the Securities on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Issuer shall be deemed to have paid and discharged the entire Debt represented by the outstanding Securities, which Securities shall thereafter be deemed to be “outstanding” only for the purposes of Section 8.04 and the other Sections of this Indenture referred to in (i) and (ii) below, and to have satisfied all its other obligations under the Securities and this Indenture (and the Trustee, on demand of and at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder: (i) the rights of Holders of outstanding Securities to receive solely from the trust fund described in this Article 8, as more fully set forth in such Article, payments in respect of the principal of, premium, if any, and interest, including Additional Interest, if any, on such Securities when such payments are due, (ii) the Issuer’s obligations with respect to the Securities under Article 2 and Sections 4.01, 7.07 and 7.08, which shall survive until the Securities have been paid in full (thereafter, the Issuer’s obligations in Section 7.02 and Section 7.07 shall survive), and (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith and (iv) this Section 8.01 and Section 8.02. Subject to compliance with this Article 8, the Issuer may exercise its Legal Defeasance option notwithstanding the prior exercise of its Covenant Defeasance option.

(c) Upon the Issuer’s exercise under Section 8.01(a) of the option applicable to this Section 8.01(c) subject to the satisfaction of the conditions set forth in Section 8.02, the Issuer shall be released from its obligations under Sections 4.02, 4.03, 4.04, 4.05, 4.06, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.14 and 5.01(a)(4) with respect to the outstanding Securities on and after the date the conditions set forth below are satisfied (hereinafter, “Covenant Defeasance”), and the Securities shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration of act of Holders (and the consequences of any thereof) in connection with such Sections, but shall continue to be deemed “outstanding” for all the other purposes hereunder. For this purpose, Covenant Defeasance means that, with respect of any term, condition or limitation set forth in any such Section, whether directly or indirectly, by reason of any reference elsewhere herein to any such Section or by reason of any reference in any such Section to any other provision herein or in any other document and such omission to comply shall not constitute a Default, but, except as specified above, the remainder of this Indenture and such Securities shall be unaffected thereby. In addition, upon the Issuer’s exercise of its Covenant Defeasance option, subject to the satisfaction of the conditions set forth in Section 8.02, Sections 6.01(a)(3) (with respect to compliance with Section 5.01(a)(4)), 6.01(a)(4) (with respect to Sections 4.03, 4.04, 4.06, 4.07, 4.10 and 4.14), 6.01(a)(5) (with respect to compliance with Sections 4.02, 4.05, 4.08, 4.09, 4.11, 4.12 and 4.13), 6.01(a)(6), 6.01(a)(7), 6.01(a)(8) (with respect to Restricted Subsidiaries of the Issuer only), Section 6.01(a)(9) (with respect to Restricted Subsidiaries of the Issuer only), 6.01(a)(10) and 6.01(a)(11) shall not constitute Events of Default.

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SECTION 8.02 Conditions to Legal or Covenant Defeasance. In order to exercise either Legal Defeasance or Covenant Defeasance:

(a) the Issuer must irrevocably deposit with the Trustee (or another qualifying trustee; for purposes of this Section 8.02 and Section 8.04, the term “Trustee” shall include such other qualifying trustee), in trust, for the benefit of the Holders, cash in United States dollars, Government Notes, or a combination thereof, in such amounts as shall be sufficient (without reinvestment), in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest, including Additional Interest, if any, on the outstanding Securities on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuer must specify whether the Securities are being defeased to maturity or to a particular redemption date;

(b) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions: (A) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, the Holders of the outstanding Securities will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel in the United States, reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Outstanding Securities will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d) no Default (other than a Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing) shall have occurred and be continuing on the date of such deposit;

(e) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Issuer or any of its Restricted Subsidiaries is a party or by which the Issuer or any of its Restricted Subsidiaries is bound;

(f) the Issuer shall have delivered to the Trustee an Opinion of Counsel (subject to customary assumptions and qualifications) to the effect that, assuming no

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intervening bankruptcy of the Issuer between the date of deposit and the 91st day following the deposit and assuming that no Holder is an “insider” of the Issuer under applicable bankruptcy law, after the 91st day following the deposit, the trust funds shall not be subject to the effect of Section 547 of the United States Bankruptcy Code or any analogous New York State law provision;

(g) the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or others; and

(h) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions), each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance (other than the expiration of the 91-day period referred to above) have been complied with.

SECTION 8.03 Satisfaction and Discharge of Indenture. Upon the request of the Issuer, this Indenture shall cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Securities, as expressly provided for herein or pursuant hereto), the Issuer shall be discharged from its obligations under the Securities, and the Trustee, at the expense of the Issuer, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, any Registration Rights Agreement and the Securities when:

(a) either (i) all the Securities theretofore authenticated and delivered (other than mutilated, destroyed, lost or stolen Securities that have been replaced or paid) have been delivered to the Trustee for cancellation or (ii) all Securities not theretofore delivered to the Trustee for cancellation (A) have become due and payable, (B) will become due and payable at maturity within one year or (C) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer, in the case of (A), (B) or (C) above, has irrevocably deposited or caused to be deposited with the Trustee funds in trust for such purpose in an amount sufficient to pay and discharge the entire Debt on such Securities not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any, on) and interest on the Securities to the date of such deposit (in the case of Securities that have become due and payable) or to the Stated Maturity or redemption date, as the case may be and any Additional Interest, if any, thereon;

(b) the Issuer has paid or caused to be paid all sums payable under this Indenture by the Issuer; and

(c) the Issuer has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions), each stating that all conditions precedent provided in this Indenture relating to the satisfaction and discharge of this Indenture and the Securities have been complied with.

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Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Issuer to the Trustee under Section 7.02 and Section 7.07 and, if money shall have been deposited with the Trustee pursuant to clause (a)(ii) of this Section 8.03, the obligations of the Trustee and the Paying Agent under Section 8.04 and Section 2.04 shall survive.

SECTION 8.04 Deposited Money and Government Notes to Be Held in Trust; Miscellaneous Provisions. Subject to Section 8.05, all money and Government Notes (including the proceeds thereof) deposited with the Trustee pursuant to Section 8.02 or 8.03 in respect of the outstanding Securities shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as Paying Agent) as the Trustee may determine, to the Holders of such Securities of all sums due and to become due thereon in respect of principal, premium, if any, and interest, including Additional Interest, if any, but such money need not be segregated from other funds except to the extent required by law.

Anything in this Article 8 to the contrary notwithstanding, the Trustee shall deliver or pay to the Issuer from time to time upon the request of the Issuer any money or Government Notes held by it as provided in Section 8.02 or 8.03 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.02(a)), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance or satisfaction and discharge of the Indenture.

SECTION 8.05 Repayment to Issuer. Any money deposited with the Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of, premium or interest, including Additional Interest, if any, on any Security and remaining unclaimed for two years after such principal, premium or interest, including Additional Interest, if any, has become due and payable shall be paid to the Issuer on its request or (if then held by the Issuer) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Issuer, cause to be published once, in the New York Times (national edition) and the Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining shall be repaid to the Issuer.

SECTION 8.06 Reinstatement. If the Trustee or Paying Agent is unable to apply any United States dollars or Government Notes in accordance with this Article 8 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Issuer’s obligations under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to this Article 8 until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with this Article 8; provided, however, that, if the Issuer makes any payment of principal of, premium or interest, including Additional Interest, if any, on any Security following the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money held by the Trustee or Paying Agent.

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ARTICLE 9

AMENDMENTS

SECTION 9.01 Without Consent of Holders. The Issuer and the Trustee may amend or supplement this Indenture or the Securities without notice to or consent of any Securityholder:

(a) to cure any ambiguity, mistake, defect or inconsistency;

(b) to provide for uncertificated Securities in addition to or in place of certificated Securities;

(c) to provide for the assumption of the Issuer’s obligations to Holders in the case of a merger, consolidation or sale of assets;

(d) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer;

(e) to evidence and provide for the acceptance and appointment under this Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(f) to make any amendment to the provisions of this Indenture relating to the transfer and legending of Securities as permitted by this Indenture, including to facilitate the issuance and administration of the Securities; provided, however, that (i) compliance with this Indenture as so amended would not result in Securities being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not adversely affect the rights of Holders to transfer Securities;

(g) to make any change that would provide any additional rights or benefits to the Holders or that, as determined by the Board of Directors of the Issuer in good faith, does not adversely affect the legal rights of any such Holder under this Indenture; or

(h) to comply with requirements of the Commission in order to effect or maintain the qualification of this Indenture under the TIA after a TIA Event has occurred.

After an amendment or supplement under this Section 9.01 becomes effective, the Issuer shall send to Securityholders a notice briefly describing such amendment or supplement. The failure to give such notice to all Securityholders, or any defect therein, shall not impair or affect the validity of an amendment or supplement under this Section 9.01.

Upon the request of the Issuer accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon receipt by the Trustee of the documents described in Section 7.02 hereof, the Trustee shall join with the Issuer in the execution of any amended or supplemental indenture authorized or permitted by the

102

terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to enter into such amended or supplemental indenture that affects its own rights, duties or immunities under this Indenture or otherwise.

SECTION 9.02 With Consent of Holders. The Issuer and the Trustee may amend or supplement this Indenture or the Securities without notice to any Securityholder but with the written consent of the Holders of at least a majority in principal amount of the Securities then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Securities), and any existing default or compliance with any provisions of this Indenture and the Securities may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Securities (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Securities). Notwithstanding the foregoing, (I) without the consent of each Securityholder affected, an amendment, supplement or waiver shall not (with respect to any Securities held by a non-consenting Holder):

(a) reduce the principal amount of the Securities whose Holders must consent to an amendment, supplement or waiver;

(b) reduce the principal amount or change the fixed maturity of any Security, reduce any premium payable upon, or change the dates (to earlier dates) of, redemption of any Security (other than provisions applicable to Section 4.06 or 4.08);

(c) reduce the rate of or change the time for payment of interest on any Security;

(d) waive a Default in the payment of principal of or premium, if any, or interest, including Additional Interest, if any, on the Securities (except a rescission of acceleration of the Securities by the Holders of at least a majority in aggregate principal amount of the Securities then outstanding and a waiver of the payment default that resulted from such acceleration);

(e) make any Security payable in money other than that stated in the Securities;

(f) impair the rights of the Holders to receive payments of principal of or premium, if any, or interest, including Additional Interest, if any, on the Securities on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to the Securities;

(g) after the time a Change of Control Offer or Asset Sale Offer is required to have been made, reduce the purchase amount or price or extend the latest expiration date or purchase date thereunder; or

(h) make any change in Section 9.01 or this Section 9.02;

103

and (II) no provision of this Indenture that applies only while the GS Parties constitute the Required Holders shall be amended or waived without the consent of such of the GS Parties who then are the Holders of the Securities.

It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Issuer shall send to Securityholders a notice briefly describing such amendment, supplement or waiver. The failure to give such notice to all Securityholders, or any defect therein, shall not impair or affect the validity of an amendment, supplement or waiver under this Section.

SECTION 9.03 Compliance with Trust Indenture Act. Every amendment, supplement or waiver to this Indenture or the Securities effected after the occurrence of a TIA Event shall comply with the TIA as then in effect.

SECTION 9.04 Revocation and Effect of Consents and Waivers. A consent to an amendment, supplement or waiver by a Holder of a Security shall bind the Holder and every subsequent Holder of that Security or portion of the Security that evidences the same debt as the consenting Holder’s Security, even if notation of the consent or waiver is not made on the Security. However, any such Holder or subsequent Holder may revoke the consent or waiver as to such Holder’s Security or portion of the Security if the Trustee receives written notice of revocation before the date the requisite number of consents are received by the Issuer or the Trustee. After an amendment, supplement or waiver becomes effective, it shall bind every Securityholder. An amendment or waiver becomes effective once the requisite number of consents are received by the Issuer or the Trustee and any other conditions to effectiveness of such consent specified in the amendment or waiver are satisfied.

The Issuer may, but shall not be obligated to, fix a record date for the purpose of determining the Securityholders entitled to give their consent or take any other action described above or required or permitted to be taken pursuant to this Indenture. If a record date is fixed, then notwithstanding the immediately preceding paragraph, those Persons who were Securityholders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to give such consent or to revoke any consent previously given or to take any such action, whether or not such Persons continue to be Holders after such record date.

SECTION 9.05 Notation on or Exchange of Securities. If an amendment, supplement or waiver changes the terms of a Security, the Trustee may require the Holder of the Security to deliver it to the Trustee. The Trustee may place an appropriate notation on the Security regarding the changed terms and return it to the Holder. Alternatively, if the Issuer or the Trustee so determines, the Issuer in exchange for the Security shall issue and the Trustee shall, upon receipt of an Issuer Request, authenticate a new Security that reflects the changed terms. Failure to make the appropriate notation or to issue a new Security shall not affect the validity of such amendment, supplement or waiver.

104

SECTION 9.06 Trustee to Sign Amendments. The Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article 9 if the amendment, supplement or waiver does not adversely affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may but need not sign it. In signing such amendment, supplement or waiver the Trustee shall be entitled to receive indemnity satisfactory to it and to receive, and (subject to Section 7.01) shall be fully protected in relying upon, an Officer’s Certificate and an Opinion of Counsel stating that such amendment, supplement or waiver is authorized or permitted by this Indenture that such amendment, supplement or waiver is the legal, valid and binding obligation of the Issuer enforceable against it in accordance with its terms, subject to customary exceptions, and complies with the provisions hereof (including Section 9.03).

ARTICLE 10

MISCELLANEOUS

SECTION 10.01 Trust Indenture Act Controls. If any provision of this Indenture limits, qualifies or conflicts with another provision which is required to be included in this Indenture by the TIA, the required provision shall control at all times after a TIA Event.

SECTION 10.02 Notices. Any notice or communication shall be in writing and delivered, electronically, in person or mailed by first-class mail addressed as follows:

if to the Issuer:

Bright Horizons Family Solutions, Inc.

200 Talcott Avenue South

Watertown, MA 02471-9177

Attention: James Plocica

Telephone: (617) 673-8000

Facsimile:  (617) 673-8653

with a copy to:

Bain Capital Partners, LLC

111 Huntington Ave.

Boston, MA 02199

Attention:  David Humphrey

Facsimile:  (617) 516-2113

105

Ropes & Gray LLP

One International Place

Boston, MA 02110

Attention: Byung Choi

Telephone: (617) 951-7000

Facsimile: (617) 235-0452

if to the Trustee:

Wilmington Trust Company

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890

Attention: Corporate Capital Markets / Bright Horizons

Telephone: (302) 636-6000

Facsimile: (302) 636-4145

The Issuer or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications.

Any notice or communication sent to a Securityholder shall be made in compliance with Section 313(c) of the TIA so long as a TIA Event has occurred and sent to the Securityholder at the Securityholder’s address as it appears on the registration books of the Registrar and shall be sufficiently given if so sent within the time prescribed.

Failure to send a notice or communication to a Securityholder or any defect in it shall not affect its sufficiency with respect to other Securityholders. If a notice or communication is sent in the manner provided above, it is duly given, whether or not the addressee receives it.

SECTION 10.03 Communication by Holders with Other Holders. After a TIA Event has occurred, Securityholders may communicate pursuant to TIA § 312(b) with other Securityholders with respect to their rights under this Indenture or the Securities, and the Issuer, the Trustee, the Registrar and anyone else shall have the protection of TIA § 312(c).

SECTION 10.04 Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Issuer to the Trustee to take or refrain from taking any action under this Indenture, at the request of the Trustee the Issuer shall furnish to the Trustee:

(a) an Officer’s Certificate in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 10.05) stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

106

(b) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 10.05) stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

To the extent applicable, the Issuer shall comply with Section 314(c)(3) of the TIA after a TIA Event has occurred.

SECTION 10.05 Statements Required in Certificate or Opinion. Each certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture shall include:

(a) statement that the individual making such certificate or opinion has read such covenant or condition;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with or satisfied; and

(d) a statement as to whether or not, in the opinion of such individual, such covenant or condition has been complied with.

SECTION 10.06 When Securities Disregarded. In determining whether the Holders of the required principal amount of Securities have concurred in any direction, waiver or consent and for purposes of determining the requisite percentage of the Required Holders Securities owned by the Issuer or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer shall be disregarded and deemed not to be outstanding, except that, for the purpose of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Securities which the Trustee actually knows are so owned shall be so disregarded. Also, subject to the foregoing, only Securities outstanding at the time shall be considered in any such determination.

SECTION 10.07 Rules by Trustee, Paying Agent and Registrar. The Trustee may make reasonable rules for action by or a meeting of Securityholders. The Registrar and the Paying Agent may make reasonable rules for their functions.

SECTION 10.08 Legal Holidays. A “Legal Holiday” is a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York or the state where the Corporate Trust Office is located. If a payment date is a Legal Holiday, payment shall be made on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period. If a regular record date is a Legal Holiday, the record date shall not be affected.

107

SECTION 10.09 GOVERNING LAW. THIS INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

SECTION 10.10 No Recourse Against Others. A director, officer, member, partner, manager, incorporator, employee, stockholder or Affiliate as such, of the Issuer shall not have any liability for any obligations of the Issuer under the Securities or this Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting a Security, each Securityholder waives and releases all such liability. The waiver and release shall be part of the consideration for the issue of the Securities.

SECTION 10.11 Successors. All agreements of the Issuer in this Indenture and the Securities shall bind their successors. All agreements of the Trustee in this Indenture shall bind its successors.

SECTION 10.12 Multiple Originals. The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Indenture.

SECTION 10.13 Table of Contents; Headings. The table of contents, cross-reference sheet and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

SECTION 10.14 Severability. In case any one or more of the provisions in this Indenture or in the Securities shall be held invalid, illegal or unenforceable, in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions shall not in any way be affected or impaired thereby, it being intended that all of the provisions hereof shall be enforceable to the full extent permitted by law.

SECTION 10.15 No Adverse Interpretation of Other Agreements. This Indenture may not be used to interpret another indenture, loan or debt agreement of the Issuer or any of its Subsidiaries. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

108

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.

BRIGHT HORIZONS CAPITAL CORP.

By:	/s/ David Lissy
	Name:	David Lissy
	Title:	President and Chief Executive Officer

[Issuer Indenture Signature Page]

WILMINGTON TRUST COMPANY

By:	/s/ Michael H. Wass
	Name:	Michael H. Wass
	Title:	Financial Services Officer

[Trustee Indenture Signature Page]

EXHIBIT A

[FACE OF SECURITY]

BRIGHT HORIZONS CAPITAL CORP.

13% Senior Note Due 2018

[CUSIP] [CINS]

No.                         $

Bright Horizons Capital Corp., an entity organized under the laws of Delaware (the “Company,” which term includes any successor under the Indenture hereinafter referred to), for value received, promises to pay to                     , or its registered assigns, the principal sum of                     DOLLARS ($        ), as increased from time to time pursuant to paragraph 1 of the reverse side hereof, [or such other amount as indicated on the Schedule of Exchange of Securities attached hereto]1 on November 28, 2018.

Interest Rate: 13% per annum.

Interest Payment Dates: March 31, June 30, September 30 and December 31 commencing September 30, 2008.

Regular Record Dates: March 15, June 15, September 15 and December 15.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which will for all purposes have the same effect as if set forth at this place.

THIS SECURITY WAS ISSUED WITH ORIGINAL ISSUE DISCOUNT. BEGINNING NO LATER THAN TEN (10) DAYS AFTER THE ISSUE DATE OF THIS SECURITY, THE HOLDER OF THIS SECURITY MAY REQUEST, AND WILL PROMPTLY BE MADE AVAILABLE UPON SUCH REQUEST, THE FOLLOWING INFORMATION WITH RESPECT TO THE SECURITY: ISSUE PRICE, AMOUNT OF ORIGINAL ISSUE DISCOUNT, ISSUE DATE, AND YIELD TO MATURITY. SUCH INFORMATION WILL BE PROVIDED BY BRIGHT HORIZONS FAMILY SOLUTIONS, INC., 200 TALCOTT AVENUE SOUTH, WATERTOWN, MA 02471-9177, ATTENTION: JAMES PLOCICA

[1]	For Global Securities only

A-1

IN WITNESS WHEREOF, the Company has caused this Security to be signed manually or by facsimile by its duly authorized officers.

BRIGHT HORIZONS CAPITAL CORP.

By:
Name:
Title:

A-2

(Form of Trustee’s Certificate of Authentication)

This is one of the 13% Senior Notes due 2018 described in the Indenture referred to in this Security.

Date:	WILMINGTON TRUST COMPANY, as Trustee

By:
Authorized Signatory

A-3

[REVERSE SIDE OF SECURITY]

BRIGHT HORIZONS CAPITAL CORP.

13% Senior Note Due 2018

1. Principal and Interest.

The Company promises to pay the principal of this Security (including any interest added to the principal pursuant to the second succeeding paragraph) on November 28, 2018.

The Company promises to pay interest on the principal amount of this Security on each interest payment date, as set forth on the face of this Security, at the rate equal to 13% per annum.

Interest will be payable, in cash, quarterly in arrears (to the holders of record of the Securities at the close of business on the March 15, June 15, September 15 and December 15 immediately preceding the interest payment date) on each interest payment date, commencing September 30, 2008; provided that the Issuer shall have the option on any interest payment date on or before May 28, 2013 to pay such interest in cash or for such interest to be added to principal. After May 28, 2013, interest will be payable in cash, quarterly in arrears. On and prior to May 28, 2013, the Company shall be deemed to have elected for such interest to be added to principal unless the Company otherwise notifies the Trustee prior to the applicable interest payment date.

Interest on this Security will accrue from the most recent date to which interest has been paid on this Security [or the Security surrendered in exchange for this Security]2 (or, if there is no existing default in the payment of interest and if this Security is authenticated between a regular record date and the next interest payment date, from such interest payment date) or, if no interest has been paid, from [the Issue Date/the date this Security was issued]. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The Issuer will pay all Additional Interest, if any, in the same manner, on the dates and in the amounts set forth in the Registration Rights Agreement.

Interest not paid when due and any interest on principal, premium or interest not paid when due will be paid to the Persons that are Holders on a special record date determined in accordance with the Indenture.

The Company will pay interest on overdue principal, premium, if any, and to the extent lawful, interest at a rate per annum equal to the interest rate otherwise payable on this Security plus 2%, provided that if an Event of Default occurs, the GS Parties constitute the Required Holders, and the GS Parties have made demand therefor, the entire principal amount of the

[2]	Include only for Exchange Security.

A-4

Securities shall bear interest at a rate per annum which is 2% plus the otherwise applicable interest rate from the date of such non-payment until paid in full or the applicable Event of Default has otherwise been cured or waived.

2. Indentures.

This is one of the Securities issued under an Indenture dated as of May 28, 2008 (as amended from time to time, the “Indenture”), among the Company and Wilmington Trust Company, as Trustee. Capitalized terms used herein are used as defined in the Indenture unless otherwise indicated. The terms of the Securities include those stated in the Indenture and at all times after a TIA Event, those made part of the Indenture by reference to the TIA. The Securities are subject to all such terms, and Holders are referred to the Indenture and the TIA for a statement of all such terms. To the extent permitted by applicable law, in the event of any inconsistency between the terms of this Security and the terms of the Indenture, the terms of the Indenture will control.

The Securities are unsecured senior obligations of the Company. The Indenture limits the original aggregate principal amount of the Securities to $110.0 million, except as provided in Section (1) above.

3. Redemption and Repurchase; Discharge or Defeasance Prior to Redemption or Maturity.

This Security is subject to optional and mandatory redemption, and may be the subject of a Repurchase Offer, as further described in the Indenture. There is no sinking fund applicable to this Security.

If the Company deposits with the Trustee money or Government Notes sufficient to pay the then outstanding principal of, premium, if any, and accrued interest on the Securities to redemption or maturity, the Company may in certain circumstances be discharged from the Indenture and the Securities or may be discharged from certain of its obligations under certain provisions of the Indenture.

4. Registered Form; Denominations; Transfer; Exchange.

The Securities are in registered form without coupons in denominations of $1,000 principal amount and any multiple of $1,000 in excess thereof. A Holder may register the transfer or exchange of Securities in accordance with the Indenture. The Trustee may require a Holder to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. Pursuant to the Indenture, there are certain periods during which the Trustee will not be required to issue, register the transfer of or exchange any Security or certain portions of a Security.

A-5

5. Defaults and Remedies.

If an Event of Default, as defined in the Indenture, occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the Securities may declare all the Securities to be due and payable. If a bankruptcy or insolvency default with respect to the Issuer occurs and is continuing, the Securities automatically become due and payable. Holders may not enforce the Indenture or the Securities except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Securities. Subject to certain limitations, Holders of a majority in principal amount of the Securities then outstanding may direct the Trustee in its exercise of remedies.

6. Amendment and Waiver.

Subject to certain exceptions, the Indenture and the Securities may be amended and defaults may be waived, with the consent of the Holders of a majority in principal amount of the outstanding Securities. Without notice to or the consent of any Holder, the Company and the Trustee may amend or supplement the Indenture or the Securities to, among other things, cure any ambiguity, defect or inconsistency.

7. Authentication.

This Security is not valid until the Trustee (or Authenticating Agent) signs the certificate of authentication on the other side of this Security.

8. Governing Law.

This Security shall be governed by, and construed in accordance with, the laws of the State of New York.

9. Abbreviations.

Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian) and U/G/M/A/ (= Uniform Gifts to Minors Act).

The Company will furnish a copy of the Indenture to any Holder upon written request and without charge.

A-6

[FORM OF TRANSFER NOTICE]

FOR VALUE RECEIVED the undersigned registered holder hereby sell(s), assign(s) and transfer(s) unto

Insert Taxpayer Identification No.

Please print or typewrite name and address including zip code of assignee the within Security and all rights thereunder, hereby irrevocably constituting and appointing attorney to transfer said Security on the books of the Company with full power of substitution in the premises.

A-7

[THE FOLLOWING PROVISION TO BE INCLUDED

ON ALL CERTIFICATES BEARING A RESTRICTED LEGEND]

In connection with any transfer of this Security occurring prior to                     , the undersigned confirms that such transfer is made without utilizing any general solicitation or general advertising and further as follows: ☐

Check One

☐	(1) This Security is being transferred to a “qualified institutional buyer” in compliance with Rule 144A under the Securities Act of 1933, as amended and certification in the form of Exhibit E to the Indenture is being furnished herewith.

☐	(2) This Security is being transferred to a Non-U.S. Person in compliance with the exemption from registration under the Securities Act of 1933, as amended, provided by Regulation S thereunder, and certification in the form of Exhibit D to the Indenture is being furnished herewith.

or

☐	(3) This Security is being transferred other than in accordance with (1) or (2) above and documents are being furnished which comply with the conditions of transfer set forth in this Security and the Indenture.

If none of the foregoing boxes is checked, the Trustee is not obligated to register this Security in the name of any Person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in the Indenture have been satisfied.

Date:
Seller

By:

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within mentioned instrument in every particular, without alteration or any change whatsoever.

A-8

Signature Guarantee:[3]

By:
To be executed by an executive officer

[3]	Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Securities Transfer Association Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

A-9

OPTION OF HOLDER TO ELECT PURCHASE

If you wish to have all of this Security purchased by the Company pursuant to Section 3.09 of the Indenture, check the box: ☐

If you wish to have a portion of this Security purchased by the Company pursuant to Section 3.09 of the Indenture, state the amount (in original principal amount) below:

$        .

Date:

Your Signature:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:[4]

[4]	Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Securities Transfer Association Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

A-10

SCHEDULE OF EXCHANGES OF SECURITIES5

The following exchanges of a part of this Global Security for Certificated Securities or a part of another Global Security have been made:

Date of Exchange	Amount of decrease in principal amount of this Global Security	Amount of increase in principal amount of this Global Security	Principal amount of this Global Security following such decrease (or increase)	Signature of authorized officer of Trustee

[5]	For Global Securities.

A-11

EXHIBIT B

RESTRICTED LEGEND

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER

(1) REPRESENTS THAT

(A) IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT,

(B) IT IS AN INSTITUTIONAL “ACCREDITED INVESTOR” (WITHIN THE MEANING OF RULE 501(A)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT) (AN “INSTITUTIONAL ACCREDITED INVESTOR”), OR

(C) IT IS NOT A U.S. PERSON (WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT) AND

(2) AGREES FOR THE BENEFIT OF THE COMPANY THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN, EXCEPT IN ACCORDANCE WITH THE SECURITIES ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND ONLY

(A) TO THE COMPANY,

(B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT,

(C) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT,

B-1

(D) IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT,

(E) IN A PRINCIPAL AMOUNT OF NOT LESS THAN $250,000, TO AN INSTITUTIONAL ACCREDITED INVESTOR THAT, PRIOR TO SUCH TRANSFER, DELIVERS TO THE TRUSTEE A DULY COMPLETED AND SIGNED CERTIFICATE (THE FORM OF WHICH MAY BE OBTAINED FROM THE TRUSTEE) RELATING TO THE RESTRICTIONS ON TRANSFER OF THIS SECURITY, OR

(F) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH (2)(C) ABOVE OR (2)(D) ABOVE, A DULY COMPLETED AND SIGNED CERTIFICATE (THE FORM OF WHICH MAY BE OBTAINED FROM THE TRUSTEE) MUST BE DELIVERED TO THE TRUSTEE. PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH (2)(E) OR (F) ABOVE, THE COMPANY RESERVES THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY RULE 144 EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

B-2

EXHIBIT C

DTC LEGEND

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS A BENEFICIAL INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY ARE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY ARE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE TRANSFER PROVISIONS OF THE INDENTURE.

C-1

EXHIBIT D

REGULATION S CERTIFICATE

            ,

Wilmington Trust Company, as Trustee

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890

Attention: Corporate Capital Markets / Bright Horizons

Fax: (302) 636-4145

Re:	Bright Horizons Capital Corp. (the “Company”)

13% Senior Notes

due 2018 (the “Securities”) Issued under

the Indenture (the “Indenture”) dated as

of May 28, 2008 relating to the Securities

Ladies and Gentlemen:

Terms are used in this Certificate as used in Regulation S (“Regulation S”) under the Securities Act of 1933, as amended (the “Securities Act”), except as otherwise stated herein.

[CHECK A OR B AS APPLICABLE.]

☐ A.	This Certificate relates to our proposed transfer of $ principal amount of Securities issued under the Indenture. We hereby certify as follows:

1.	The offer and sale of the Securities was not and will not be made to a person in the United States (unless such person is excluded from the definition of “U.S. Person” pursuant to Rule 902(k)(2)(vi) or the account held by it for which it is acting is excluded from the definition of “U.S. Person” pursuant to Rule 902(k)(2)(i) under the circumstances described in Rule 902(h)(3)) and such offer and sale was not and will not be specifically targeted at an identifiable group of U.S. citizens abroad.

2.	Unless the circumstances described in the parenthetical in paragraph 1 above are applicable, either (a) at the time the buy order was originated, the buyer was outside the United States or we and any person acting on our behalf reasonably believed that the buyer was outside the United States or (b) the transaction was executed in, on or through the facilities of a designated offshore securities market, and neither we nor any person acting on our behalf knows that the transaction was pre-arranged with a buyer in the United States.

D-1

3.	Neither we, any of our affiliates, nor any person acting on our or their behalf has made any directed selling efforts in the United States with respect to the Securities.

4.	The proposed transfer of Securities is not part of a plan or scheme to evade the registration requirements of the Securities Act.

5.	If we are a dealer or a person receiving a selling concession, fee or other remuneration in respect of the Securities, and the proposed transfer takes place during the Restricted Period (as defined in the Indenture), or we are an officer or director of the Company or an Initial Purchaser (as defined in the Indenture), we certify that the proposed transfer is being made in accordance with the provisions of Rule 904(b) of Regulation S.

☐ B.	This Certificate relates to our proposed exchange of $ principal amount of Securities issued under the Indenture for an equal principal amount of Securities to be held by us. We hereby certify as follows:

1.	At the time the offer and sale of the Securities was made to us, either (i) we were not in the United States or (ii) we were excluded from the definition of “U.S. person” pursuant to Rule 902(k)(2)(vi) or the account held by us for which we were acting was excluded from the definition of “U.S. person” pursuant to Rule 902(k)(2)(i) under the circumstances described in Rule 902(h)(3); and we were not a member of an identifiable group of U.S. citizens abroad.

2.	Unless the circumstances described in paragraph 1(ii) above are applicable, either (a) at the time our buy order was originated, we were outside the United States or (b) the transaction was executed in, on or through the facilities of a designated offshore securities market and we did not pre-arrange the transaction in the United States.

3.	The proposed exchange of Securities is not part of a plan or scheme to evade the registration requirements of the Securities Act.

You and the Company are entitled to rely upon this Certificate and are irrevocably authorized to produce this Certificate or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[NAME OF SELLER (FOR TRANSFERS) OR OWNER (FOR EXCHANGES)]

By:
Name:
Title:
Address:

Date:

D-2

EXHIBIT E

RULE 144A CERTIFICATE

            ,

Wilmington Trust Company, as Trustee

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890

Attention: Corporate Capital Markets / Bright Horizons

Fax: (302) 636-4145

Re:	Bright Horizons Capital Corp. (the “Company”)

13% Senior Notes due 2018 (the “Securities”)

issued under the Indenture (the “Indenture”)

dated as of May 28, 2008 relating to the Securities

Ladies and Gentlemen:

This Certificate relates to:

[CHECK A OR B AS APPLICABLE.]

☐ A.	Our proposed purchase of $ principal amount of Securities issued under the Indenture.

☐ B.	Our proposed exchange of $ principal amount of Securities issued under the Indenture for an equal principal amount of Securities to be held by us.

We and, if applicable, each account for which we are acting in the aggregate owned and invested more than $100.0 million in securities of issuers that are not affiliated with us (or such accounts, if applicable), as of             , 20    , which is a date on or since the close of our most recent fiscal year. We and, if applicable, each account for which we are acting, are a qualified institutional buyer within the meaning of Rule 144A (“Rule 144A”) under the Securities Act of 1933, as amended (the “Securities Act”). If we are acting on behalf of an account, we exercise sole investment discretion with respect to such account. We are aware that the transfer of Securities to us, or such exchange, as applicable, is being made in reliance upon the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. Prior to the date of this Certificate we have received such information regarding the Company as we have requested pursuant to Rule 144A(d)(4) or have determined not to request such information.

E-1

You and the Company are entitled to rely upon this Certificate and are irrevocably authorized to produce this Certificate or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[NAME OF PURCHASER (FOR TRANSFERS) OR OWNER (FOR EXCHANGES)]

By:
Name:
Title:
Address:

Date:

E-2

EXHIBIT F

INSTITUTIONAL ACCREDITED INVESTOR CERTIFICATE1

Wilmington Trust Company, as Trustee

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890

Attention: Corporate Capital Markets / Bright Horizons

Fax: (302) 636-4145

Re:	Bright Horizons Capital Corp.

13% Senior Notes due 2018 (the “Securities”)

issued under the Indenture (the “Indenture”)

dated as of May 28, 2008 relating to the Securities

Ladies and Gentlemen:

This Certificate relates to:

[CHECK A OR B AS APPLICABLE.]

☐ A.	Our proposed purchase of $ principal amount of Securities issued under the Indenture.

☐ B.	Our proposed exchange of $ principal amount of Securities issued under the Indenture for an equal principal amount of Securities to be held by us.

We hereby confirm that:

1.	We are an institutional “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act of 1933, as amended (the “Securities Act”) (an “Institutional Accredited Investor”).

2.	Any acquisition of Securities by us will be for our own account or for the account of one or more other Institutional Accredited Investors as to which we exercise sole investment discretion.

3.	We have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of an investment in the Securities and we and any accounts for which we are acting are able to bear the economic risks of and an entire loss of our or their investment in the Securities.

4.	We are not acquiring the Securities with a view to any distribution thereof in a transaction that would violate the Securities Act or the securities laws of any State of the United States or any other applicable jurisdiction; provided that the disposition of our property and the property of any accounts for which we are acting as fiduciary will remain at all times within our and their control.

F-1

5.	We acknowledge that the Securities have not been registered under the Securities Act and that the Securities may not be offered or sold within the United States or to or for the benefit of U.S. persons except as set forth below.

6.	The principal amount of Securities to which this Certificate relates is at least equal to $250,000.

We agree for the benefit of the Company, on our own behalf and on behalf of each account for which we are acting, that such Securities may be offered, sold, pledged or otherwise transferred only in accordance with the Securities Act and any applicable securities laws of any State of the United States and only (a) to the Company, (b) pursuant to a registration statement which has become effective under the Securities Act, (c) to a qualified institutional buyer in compliance with Rule 144A under the Securities Act, (d) in an offshore transaction in compliance with Rule 904 of Regulation S under the Securities Act, (e) in a principal amount of not less than $250,000, to an Institutional Accredited Investor that, prior to such transfer, delivers to the Trustee a duly completed and signed certificate (the form of which may be obtained from the Trustee) relating to the restrictions on transfer of the Securities or (f) pursuant to an exemption from registration provided by Rule 144 under the Securities Act or any other available exemption from the registration requirements of the Securities Act.

Prior to the registration of any transfer in accordance with (c) or (d) above, we acknowledge that a duly completed and signed certificate (the form of which may be obtained from the Trustee) must be delivered to the Trustee. Prior to the registration of any transfer in accordance with (e) or (f) above, we acknowledge that the Company reserves the right to require the delivery of such legal opinions, certifications or other evidence as may reasonably be required in order to determine that the proposed transfer is being made in compliance with the Securities Act and applicable state securities laws. We acknowledge that no representation is made as to the availability of any Rule 144 exemption from the registration requirements of the Securities Act.

We understand that the Trustee will not be required to accept for registration of transfer any Securities acquired by us, except upon presentation of evidence satisfactory to the Company and the Trustee that the foregoing restrictions on transfer have been complied with. We further understand that the Securities acquired by us will be in the form of definitive physical certificates and that such certificates will bear a legend reflecting the substance of the preceding paragraph. We further agree to provide to any person acquiring any of the Securities from us a notice advising such person that resales of the Securities are restricted as stated herein and that certificates representing the Securities will bear a legend to that effect.

We agree to notify you promptly in writing if any of our acknowledgments, representations or agreements herein ceases to be accurate and complete.

F-2

We represent to you that we have full power to make the foregoing acknowledgments, representations and agreements on our own behalf and on behalf of any account for which we are acting.

You and the Company are entitled to rely upon this Certificate and are irrevocably authorized to produce this Certificate or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[NAME OF PURCHASER (FOR TRANSFERS) OR OWNER (FOR EXCHANGES)]

By:
Name:
Title:
Address:

Date:

Upon transfer, the Securities would be registered in the name of the new beneficial owner as follows:

By:

Date:

Taxpayer ID number:

F-3

EXHIBIT G

[COMPLETE FORM I OR FORM II AS APPLICABLE.]

[FORM I]

CERTIFICATE OF BENEFICIAL OWNERSHIP

Wilmington Trust Company, as Trustee

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890

Attention: Corporate Capital Markets / Bright Horizons

Fax: (302) 636-4145

Re:	Bright Horizons Capital Corp. (the “Company”)

13% Senior Notes due 2018 (the “Securities”)

issued under the Indenture (the “Indenture”)

dated as of May 28, 2008 relating to the Securities

Ladies and Gentlemen:

We are the beneficial owner of $         principal amount of Securities issued under the Indenture and represented by a Temporary Offshore Global Security (as defined in the Indenture).

We hereby certify as follows:

[CHECK A OR B AS APPLICABLE.]

☐ A.	We are a non-U.S. person (within the meaning of Regulation S under the Securities Act of 1933, as amended).

☐ B.	We are a U.S. person (within the meaning of Regulation S under the Securities Act of 1933, as amended) that purchased the Securities in a transaction that did not require registration under the Securities Act of 1933, as amended.

You and the Company are entitled to rely upon this Certificate and are irrevocably authorized to produce this Certificate or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

G-1

Very truly yours,

[NAME OF BENEFICIAL OWNER]

By:
Name:
Title:
Address:

Date:

G-2

[FORM II]

CERTIFICATE OF BENEFICIAL OWNERSHIP

Wilmington Trust Company, as Trustee

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890

Attention: Corporate Capital Markets / Bright Horizons

Fax: (302) 636-4145

Re:	Bright Horizons Capital Corp. (the “Company”)

13% Senior Notes due 2018 (the “Securities”)

issued under the Indenture (the “Indenture”)

dated as of May 28, 2008 relating to the Securities

Ladies and Gentlemen:

This is to certify that based solely on certifications we have received in writing, by tested telex or by electronic transmission from institutions appearing in our records as persons being entitled to a portion of the principal amount of Securities represented by a Temporary Offshore Global Security issued under the above-referenced Indenture, that as of the date hereof, $         principal amount of Securities represented by the Temporary Offshore Global Security being submitted herewith for exchange is beneficially owned by persons that are either (i) non-U.S. persons (within the meaning of Regulation S under the Securities Act of 1933, as amended) or (ii) U.S. persons that purchased the Securities in a transaction that did not require registration under the Securities Act of 1933, as amended.

We further certify that (i) we are not submitting herewith for exchange any portion of such Temporary Offshore Global Security excepted in such certifications and (ii) as of the date hereof we have not received any notification from any Institution to the effect that the statements made by such Institution with respect to any portion of such Temporary Offshore Global Security submitted herewith for exchange are no longer true and cannot be relied upon as of the date hereof.

You and the Company are entitled to rely upon this Certificate and are irrevocably authorized to produce this Certificate or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

G-3

Yours faithfully,

[Name of DTC Participant]

By:
Name:
Title:
Address:

Date:

G-4

EXHIBIT H

TEMPORARY OFFSHORE GLOBAL SECURITY LEGEND

THIS SECURITY IS A TEMPORARY GLOBAL SECURITY. PRIOR TO THE EXPIRATION OF THE RESTRICTED PERIOD APPLICABLE HERETO, BENEFICIAL INTERESTS HEREIN MAY NOT BE HELD BY ANY PERSON OTHER THAN (1) A NON-U.S. PERSON OR (2) A U.S. PERSON THAT PURCHASED SUCH INTEREST IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). BENEFICIAL INTERESTS HEREIN ARE NOT EXCHANGEABLE FOR CERTIFICATED SECURITIES OTHER THAN A PERMANENT GLOBAL SECURITY IN ACCORDANCE WITH THE TERMS OF THE INDENTURE. TERMS IN THIS LEGEND ARE USED AS USED IN REGULATION S UNDER THE SECURITIES ACT.

NO BENEFICIAL OWNERS OF THIS TEMPORARY GLOBAL SECURITY SHALL BE ENTITLED TO RECEIVE PAYMENT OF PRINCIPAL OR INTEREST HEREON UNTIL SUCH BENEFICIAL INTEREST IS EXCHANGED OR TRANSFERRED FOR AN INTEREST IN ANOTHER SECURITY.

H-1

Exhibit 4.4

EXECUTION COPY

BRIGHT HORIZONS ACQUISITION CORP.

to be merged with and into BRIGHT HORIZONS FAMILY SOLUTIONS, INC.

$300,000,000 11 1/2% Senior Subordinated Notes due 2018

INDENTURE

Dated as of May 28, 2008

WILMINGTON TRUST COMPANY

Trustee

i

SECTION 13.07	Rules by Trustee, Paying Agent and Registrar	130
SECTION 13.08	Legal Holidays	130
SECTION 13.09	GOVERNING LAW	130
SECTION 13.10	No Recourse Against Others	130
SECTION 13.11	Successors	130
SECTION 13.12	Multiple Originals	130
SECTION 13.13	Table of Contents; Headings	131
SECTION 13.14	Severability	131
SECTION 13.15	No Adverse Interpretation of Other Agreements	131

EXHIBITS

EXHIBIT A	FORM OF SECURITY

EXHIBIT B	RESTRICTED LEGEND

EXHIBIT C	DTC LEGEND

EXHIBIT D	REGULATION S CERTIFICATE

EXHIBIT E	RULE 144A CERTIFICATE

EXHIBIT F	INSTITUTIONAL ACCREDITED INVESTOR CERTIFICATE

EXHIBIT G	CERTIFICATE OF BENEFICIAL OWNERSHIP

EXHIBIT H	TEMPORARY OFFSHORE GLOBAL SECURITY LEGEND

EXHIBIT I	SUPPLEMENTAL INDENTURE

SCHEDULES

SCHEDULE 1.01	CERTAIN INVESTMENTS

SCHEDULE 4.03	CERTAIN DEBT

v

CROSS-REFERENCE TABLE

TIA Section	Indenture Section

310 (a)(1)	7.10
(a)(2)	7.10
(a)(3)	N/A
(a)(4)	N/A
(a)(5)	7.10
(b)	7.03; 7.10
(c)	N/A
311 (a)	7.11
(b)	7.11
(c)	N/A
312 (a)	2.05
(b)	13.03
(c)	13.03
313 (a)	7.06
(b)(1)	N/A
(b)(2)	7.06
(c)	13.02
(d)	7.06
314 (a)	4.02; 4.09
(b)	N/A
(c)(1)	13.04
(c)(2)	13.04
(c)(3)	13.04
(d)	N/A
(e)	13.05
(f)	N/A
315 (a)	7.01
(b)	7.05; 13.02
(c)	7.01
(d)	7.01
(e)	6.11
316 (a) (last sentence)	13.06
(a)(1)(A)	6.05
(a)(1)(B)	6.04
(a)(2)	N/A
(b)	6.07
(c)	2.14; 9.04
317 (a)(1)	6.08
(a)(2)	6.09
(b)	2.04

318 (a)	13.01
(b)	N/A
(c)	13.01

N/A means Not Applicable

Note: This Cross-Reference Table shall not, for any purpose, be deemed to be part of this Indenture.

INDENTURE dated as of May 28, 2008, among BRIGHT HORIZONS ACQUISITION CORP. (formerly known as Swingset Acquisition Corp.), a Delaware corporation, to be merged with and into Bright Horizons Family Solutions, Inc. (the “Issuer”), BRIGHT HORIZONS CAPITAL CORP. (formerly known as Swingset Holdings Corp.), a Delaware corporation (“Holdco”), as Initial Guarantor, the guarantors from time to time party hereto and Wilmington Trust Company, a Delaware banking corporation, as trustee (or any successor trustee, the “Trustee”).

Each party agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the Holders of (i) the Issuer’s 11 1/2% Senior Subordinated Notes due 2018 to be issued on the Issue Date and (ii) if and when issued as provided in a Registration Rights Agreement, the Issuer’s 11 1/2% Senior Subordinated Notes due 2018 issued in a Registered Exchange Offer (as defined below) in exchange for any Securities referred to in clause (i):

ARTICLE 1

DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.01 Definitions.

“Acquired Debt” means, with respect to any specified Person:

(1) Debt of any other Person existing at the time such other Person is merged or amalgamated with or into or became a Restricted Subsidiary of such specified Person, including Debt incurred in connection with, or in contemplation of, such other Person’s merging or amalgamating with or into or becoming a Restricted Subsidiary of such specified Person; and

(2) Debt secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” has the meaning set forth in a Registration Rights Agreement.

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, that Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power (i) to vote 10% or more of the Securities having ordinary voting power for the election of directors of such Person or (ii) to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or by contract or otherwise.

“Agent” means any Registrar, Paying Agent or Authenticating Agent.

“Agent Member” means a member of, or a participant in, the Depositary.

“AHYDO Amount” means the amount of the “Special Mandatory Redemption” required to be paid to holders of the Holdco Securities following the fifth anniversary of the Issue Date pursuant to Section 3.08 of the Holdco Indenture, as in effect on the date hereof.

“Applicable Premium” means, with respect to any Security at any redemption date prior to May 28, 2013, the excess of (A) the present value at such time of (1) the redemption price of such Security at May 28, 2013 (such redemption price being set forth in the table in Section 3.07(a)) plus (2) all required interest payments due on such Security through May 28, 2013 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such Security on the date of redemption, provided, however, that in no event shall the Applicable Premium be less than zero.

“Asset Sale” means:

(1) the sale, conveyance or other voluntary disposition of any assets or rights (including by way of merger or consolidation or a sale and leaseback) of the Issuer or any of its Restricted Subsidiaries (excluding the sale of any Equity Interest of the Issuer), and

(2) the issue or sale by the Issuer or any of its Restricted Subsidiaries of Equity Interests of any of the Issuer’s Restricted Subsidiaries (other than director’s qualifying shares or shares required by applicable law to be held by a Person other than the Issuer or any of its Restricted Subsidiaries), in the case of either clause (1) or (2), whether in a single transaction or a series of related transactions that have a fair market value of not less than $2.5 million with respect to any transaction or series of related transactions and not less than $5.0 million in the aggregate during any fiscal year.

Notwithstanding the foregoing, the following shall not be Asset Sales:

(a) a transfer of assets or an issuance of Equity Interests by a Restricted Subsidiary to the Issuer, any Wholly Owned Restricted Subsidiary or any Restricted Subsidiary that is a Guarantor or a transfer of assets by the Issuer to a Wholly Owned Restricted Subsidiary or a Restricted Subsidiary that is a Guarantor;

(b) a transfer of assets or an issuance of Equity Interests by a Restricted Subsidiary to any non-Wholly Owned Restricted Subsidiary that is not a Guarantor or a transfer of assets by the Issuer to any non-Wholly Owned Restricted Subsidiary that is not a Guarantor; provided that the aggregate fair market value of transfers and issuances made pursuant to this clause (b) shall not exceed $15.0 million;

(c) the making of any Restricted Payment that is permitted by Section 4.04 (including any formation of or contribution of assets to a Subsidiary or joint venture), the making of any Permitted Investment or the granting of any Lien permitted by Section 4.10;

9

(d) any disposition of property or assets (including inventory and accounts receivable) of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business, or that have become uneconomic, obsolete, damaged or worn out or that constitute a surplus property of the Issuer and its Restricted Subsidiaries, or that are no longer used or useful in the conduct of business of the Issuer and its Restricted Subsidiaries (excluding any such dispositions pursuant to or in contemplation of the discontinuation of any operation or division);

(e) the disposition of Cash Equivalents or cash;

(f) leases, subleases, assignments, licenses or sublicenses of real, personal or intellectual property in the ordinary course of business;

(g) the disposition of property (including like-kind exchanges) to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of such disposition are promptly applied to the purchase price of such replacement property, in each case under Section 1031 of the Internal Revenue Code or otherwise;

(h) dispositions of accounts receivable in connection with the collection or compromise thereof;

(i) transfers of property subject to casualty, condemnation or eminent domain proceedings (including in lieu thereof) upon the receipt of the net cash proceeds therefor;

(j) voluntary terminations of Hedging Obligations;

(k) any disposition in a manner permitted pursuant to the provisions described under Section 5.01 or 5.02 hereof or any disposition that constitutes a Change of Control;

(l) any issuance or sale of Equity Interests in, or Debt or other securities of an Unrestricted Subsidiary; and

(m) any sale and leaseback transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date and such sale and leaseback transaction occurs within one hundred eighty (180) days (or, solely to the extent that such party has entered into a binding agreement for such sale and leaseback transaction in writing during such 180-day period, within two hundred seventy (270) days before or after the acquisition or construction (as applicable) of such property, and in each case to the extent the Attributable Debt with respect thereto is permitted by Section 4.03.

10

“Attributable Debt” means, on any date, in respect of any Capital Lease Obligation (including any sale and leaseback transaction) of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP.

“Authenticating Agent” refers to a Person engaged to authenticate the Securities in the stead of the Trustee.

“Bain” means Bain Capital, LLC.

“Beneficial Owner,” “Beneficially Own” and “Beneficial Ownership” have the meanings assigned to such terms in Rule 13d-3 and Rule 13d-5, under the Exchange Act, except that in calculating the Beneficial Ownership of any particular “person” or “group,” as such terms are used in Section 13(d)(3) of the Exchange Act, such person or group shall be deemed to have Beneficial Ownership of all shares of Capital Stock that such person or group has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any authorized committee of the Board of Directors of such Person;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Bright Horizons” means Bright Horizons Family Solutions, Inc.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions in New York State or the state in which the Corporate Trust Office is located are authorized or required by law to close.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP. The Stated Maturity of any Capital Lease Obligation is the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

11

(2) in the case of a partnership, unlimited liability company or limited liability company, partnership or membership interests (whether general or limited); and

(3) in the case of an association or other business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock.

“Cash Equivalents” means, as at any date of determination, any of the following: (i) marketable securities (a) issued or directly and unconditionally guaranteed as to interest and principal by the government of the United States, Canada, the United Kingdom or any other member state of the European Economic Area or any Participating Member State or (b) issued by any agency of the United States, Canada, the United Kingdom or any other member state of the European Economic Area or any Participating Member State, the obligations of which in the case of any securities issued by the United States or Canada are backed by the full faith and credit of the United States or Canada, in each case maturing within one year after such date, or in the case of securities issued by any agency of the United Kingdom or any other member state of the European Economic Area or any Participating Member State, the obligations of which have an equivalent credit rating to that country or member state, as the case may be, and in each case maturing within one year after such date; (ii) marketable direct obligations issued by any state of any of the foregoing or any political subdivision or any public instrumentality thereof, in each case maturing within one year after such date and having, at the time of the acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody’s; (iii) commercial paper maturing no more than one year from the date of creation thereof and having, at the time of the acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody’s; (iv) time deposits with, certificates of deposit or bankers’ acceptances maturing within one year after such date and issued or accepted by any Lender or by any commercial bank organized under the laws of (1) the United States of America or any state thereof or the District of Columbia that (a) is at least “adequately capitalized” (as defined in the regulations of its primary Federal banking regulator) and (b) has Tier 1 capital (as defined in such regulations) of not less than $100,000,000 or (2) Canada, the United Kingdom or any other member state of the European Economic Area or any Participating Member State, in each case satisfying capital and credit rating requirements which are at least equivalent to those set forth in clause (1), and (v) shares of any money market mutual fund that (a) has substantially all of its assets invested continuously in the types of investments referred to in clauses (i), (ii) and (iii) above, (b) has net assets of not less than $500,000,000, and (c) has the highest rating obtainable from either S&P or Moody’s.

“Certificate of Beneficial Ownership” means a certificate substantially in the form of Exhibit G.

“Certificated Security” means a Security in registered individual form without interest coupons.

“Change of Control” means the occurrence of any of the following events after the Issue Date:

(1) the sale, lease or transfer of all or substantially all of the assets of the Issuer and its Subsidiaries taken as a whole (other than by way of merger, amalgamation or consolidation) other than to one or more Permitted Holders; and

12

(2) any transaction or event, the result of which is that

(a) at any time before an IPO, Permitted Holders cease to be the Beneficial Owners, directly or indirectly, of Equity Interests representing at least 50% of the total voting and economic power of the Equity Interests of Holdco; and

(b) at any time on or after an IPO (i) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, becomes the Beneficial Owner, directly or indirectly, of Voting Stock representing more than 45% of the total voting or economic power of the Equity Interests of Holdco, and (ii) one or more Permitted Holders is not the Beneficial Owner, directly or indirectly, of Voting Stock representing a greater percentage of the total voting and economic power of the Equity Interests of Holdco.

“Commission” means the Securities and Exchange Commission or any successor agency.

“Commodity Hedging Agreements” means any futures contract or other similar agreement or arrangement designed to protect the Issuer or any Subsidiary against fluctuations in commodities prices.

“Consolidated Cash Flow” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period, plus:

(1) without duplication, to the extent deducted (and not added back) in arriving at such Consolidated Net Income, the sum of the following amounts for the Issuer and the Restricted Subsidiaries for such period:

(a) Consolidated Interest Expense, plus amounts excluded from Consolidated Interest Expense in clauses (x), (y) and (z) thereof and plus amounts set forth in clauses (2) and (3) of the definition of Fixed Charges;

(b) provision for taxes based on income or profits or capital (or any alternative in lieu of), including federal, state, franchise, excise and similar taxes paid or accrued during such period, and penalties and interest relating to any tax examinations, including any distributions and dividends made to Holdings with respect thereto pursuant to clause (3)(b) of the definition of “Specified Affiliate Payments”;

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(c) depreciation and amortization expense of such Person and its Restricted Subsidiaries on a consolidated basis and otherwise determined in accordance with GAAP;

(d) any other non-cash charges reducing Consolidated Net Income excluding any such non-cash charge to the extent that it represents an accrual or reserve for a potential cash charge in any future period or amortization of a prepaid cash charge that was paid in a prior period;

(e) any fees, expenses or charges (other than depreciation or amortization expense) in respect of third parties related to any issuance of Equity Interests, Investments made pursuant to clause (4) of the definition of Permitted Investments, any other Permitted Investment or Investment permitted by Section 4.04, disposition, recapitalization or incurrence or repayment of Debt permitted to be incurred by this Indenture (including a refinancing thereof) and any such transaction consummated prior to the Issue Date (in each case whether or not successful), including any amendment or other modification of any debt instrument, including the Securities, the Holdco Securities and the Senior Credit Facilities (including, for the avoidance of doubt, the effects of expensing all transaction related expenses in accordance with FAS 141(R) and gains or losses associated with FIN 45);

(f) the amount of management, monitoring, consulting and advisory fees paid (or accrued) in such period under the Management Agreement to the Sponsor to the extent otherwise permitted under Section 4.07 hereof (but not including any indemnities and expenses and additional termination and transaction fees paid in such period under the Management Agreement);

(g) the amount of (x) extraordinary or non-recurring losses and expenses (including all fees and expenses related thereto), (y) expenses or costs incurred in connection with being a public company prior to the Issue Date not to exceed $2.5 million or (z) integration, consolidation and closing (including lease termination) costs for facilities in an aggregate amount pursuant to this clause (z) not to exceed $10.0 million;

(h) any net loss from discontinued operations, subject to and consistent with an audit review;

(i) any expenses, charges or losses that are covered by indemnification or other reimbursement provisions in connection with any Investment, acquisition or any sale, conveyance, transfer or other disposition of assets permitted under this Indenture, to the extent actually reimbursed, or, so long as the Issuer has made a determination that a reasonable basis exists for indemnification or reimbursement and only to the extent that such amount is in fact indemnified or reimbursed within 365 days of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so indemnified or reimbursed within such 365 days);

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(j) to the extent covered by insurance and actually reimbursed, or, so long as the Issuer has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is in fact reimbursed within 365 days of the date of determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within 365 days), expenses, charges or losses with respect to liability or casualty events or business interruption;

(k) cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing Consolidated Cash Flow or Consolidated Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of Consolidated Cash Flow pursuant to clause (2) below for any prior period and not added back,

(l) any non-cash impairment charge or asset write-off or write-down, including impairment charges or asset write-offs or write-downs related to intangible assets, long-lived assets, investments in debt and equity securities or as a result of a change in law or regulation, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP;

(m) any non-cash compensation charge or expense (including accruals and reserves for future cash items), including any such charge or expense arising from the grants of stock appreciation or similar rights, stock options, restricted stock or other rights or equity incentive program; and

(n) any unrealized loss resulting in such period from obligations under any Hedging Obligations and the application of Statement of Financial Accounting Standards No. 133; minus

(2) without duplication and to the extent included in arriving at such Consolidated Net Income, the sum of the following amounts for the Issuer and its Restricted Subsidiaries for such period:

(a) any non-cash gains for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced Consolidated Net Income in any prior period and any non-cash gains with respect to cash actually received in a prior period so long as such cash did not increase Consolidated Net Income in such prior period;

(b) any net unrealized gain resulting in such period from the items referred to in clauses (1)(i) and (1)(j) above;

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(c) any net income from discontinued operations, subject to and consistent with audit review;

(d) the amount of all extraordinary or non-recurring gains (less all fees and expenses related thereto); and

(e) any cash payments made in connection with or with respect to stock appreciation or similar rights, stock options, restricted stock or other rights or equity incentive program with respect to an accrual or reserve therefore in a prior period added back pursuant to clause (1)(m) above;

in each case, as determined on a consolidated basis for the Issuer and the Restricted Subsidiaries; provided, that there shall be excluded in determining Consolidated Cash Flow any currency translation gains and losses (including the net loss or gain resulting from Currency Agreements), to the extent otherwise included in the applicable income statement.

For purposes of determining Consolidated Cash Flow for any period that includes the quarterly periods ending September 30, 2007, December 31, 2007 and March 31, 2008, the Consolidated Cash Flow for each such quarterly period shall be deemed to be $25,890,000, $28,445,000 and $28,640,000, respectively, in each case (without duplication of any items enumerated in clause (1) or (2) above), prior to giving effect to any pro forma adjustments otherwise provided for in this Indenture.

“Consolidated Fixed Charge Coverage Ratio” means with respect to any Person for any period consisting of such Person’s and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the Issuer or any of its Restricted Subsidiaries incurs, assumes, Guarantees or redeems or repays any Debt (other than Debt incurred or repaid under any revolving credit facility in the ordinary course of business for working capital purposes) or issues or redeems Preferred Stock, in each case subsequent to the commencement of the period for which the Consolidated Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Consolidated Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Consolidated Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, redemption or repayment of Debt, or such issuance or redemption of Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter reference period.

For purposes of making the computation referred to above, Specified Transactions that have been made by the Issuer or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date, and discontinued operations determined in accordance with GAAP on or prior to the Calculation Date, shall be given effect on a pro forma basis assuming that all such Specified Transactions or discontinued operations (and the reduction or increase of any

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associated Fixed Charges, and the change in Consolidated Cash Flow, resulting therefrom, including as a result of any Pro Forma Cost Savings) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged or amalgamated with or into the Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Specified Transaction or discontinued an operation, that would have required adjustment pursuant to this definition, then the Consolidated Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Specified Transaction or discontinued operations had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a Specified Transaction or discontinued operations, the pro forma calculations shall be made in good faith by a financial or accounting officer of the Issuer. If any Debt to which pro forma effect is given bears interest at a floating rate, the interest expense on such Debt shall be calculated as if the rate in effect on the Calculation Date had been the applicable interest rate for the entire period (taking into account any Interest Rate Agreement in effect on the Calculation Date). Interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP. Interest on Debt that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

“Consolidated Interest Expense” means, with respect to any Person for any period, total interest expense (including that portion attributable to Capital Lease Obligations) of the Issuer and its Restricted Subsidiaries on a consolidated basis in accordance with GAAP with respect to all outstanding Debt of the Issuer and its Restricted Subsidiaries, including all commissions, discounts and other fees and charges owed with respect to letters of credit and net payments, if any, made (less net payments, if any, received) pursuant to Interest Rate Agreements, but excluding, however, (x) amortization of original issue discount resulting from issuance of Debt at less than par in connection with the Transactions, (y) amortization of deferred financing fees, debt issuance costs, discounted liabilities, commissions, fees and expenses, and (z) any fees payable to the agents under the Existing Credit Facility on or before the Issue Date.

“Consolidated Net Income” means, with respect to any Person for any period, the net income (loss) of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis, in accordance with GAAP excluding, without duplication:

(1) any extraordinary (net of any tax effect) gains, losses, costs, charges or expenses and any gains or losses (net of any tax effect) attributable to Asset Sales or returned surplus assets of any Pension Plan;

(2) (i) the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies and (ii) the effects of adjustments in such Person’s financial statements resulting from the application of purchase accounting during such period;

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(3) any cash expenses incurred in connection with the Transactions not exceeding $35.0 million and paid on or prior to December 31, 2008;

(4) the income (or loss) of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to the Issuer or any of its Restricted Subsidiaries by such Person during such period;

(5) solely for purposes of determining Consolidated Net Income under clause (iii) (A) of Section 4.04(a), the net income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or that is, directly or indirectly, prohibited by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders unless such restriction with respect to the payment of dividends or similar distributions has been waived, provided that Consolidated Net Income of the Issuer will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Issuer or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

(6) any net after tax effect of income (loss) from the early extinguishment or conversion of (i) Debt or (ii) Hedging Obligations;

(7) any non-cash and (to the extent paid on or substantially concurrently with the Issue Date) cash charges associated with the rollover, acceleration or payout of Equity Interests by management of the Issuer or any of its direct or indirect parents in connection with the Transactions; and

(8) any non-cash charges relating to deferred financing charges related to the Transactions and up to $9.0 million of upfront fees associated with the Senior Credit Facility in effect on the date hereof when recognized as an expense.

“Corporate Trust Office” means the office of the Trustee specified in Section 13.02 or any other office specified by the Trustee from time to time pursuant to such Section.

“Credit Facilities” means, with respect to the Issuer and the Issuer’s Restricted Subsidiaries, one or more debt facilities, indentures, instruments or agreements (including the Senior Credit Facility), receivables facilities or commercial paper facilities with banks, insurance companies or other institutional lenders or investors providing for revolving credit loans, term loans, mortgages, guarantees, notes, factoring or other receivables financing (including through

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the sale of receivables to such lenders or to special purpose entities formed to borrow from or issue securities to such lenders against such receivables) or letters of credit or other credit facilities (including any appendices, exhibits or schedules to any of the foregoing), in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time and any one or more debt facilities, indentures, instruments or agreements, receivables facilities or commercial paper facilities with banks, insurance companies or other institutional lenders or investors that extend, replace, refund, refinance, renew or defease any part of the loans, mortgages, guarantees, notes, factoring or other receivables financing or letters of credit or other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders (if more than one such facility, each individually, a “Credit Facility”).

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement to which the Issuer or any Subsidiary is a party or of which it is a beneficiary.

“Debt” means, with respect to any Person (without duplication):

(1) any indebtedness of such Person, whether or not contingent,

(a) in respect of borrowed money; or

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker’s acceptances; or

(c) representing the balance deferred and unpaid of the purchase price of any property or services, except (i) any such obligations incurred under ERISA, (ii) any such balance that constitutes an obligation in respect of a commercial letter of credit, a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (iii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and is not paid after becoming due and payable; or

(d) representing Capital Lease Obligations; or

(e) representing any Hedging Obligations,

if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP;

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(2) all indebtedness under clause (1) of other Persons secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) provided that the amount of indebtedness of such Person shall be the lesser of:

(a) the fair market value of such asset at such date of determination; and

(b) the amount of such indebtedness of such other Persons;

(3) to the extent not otherwise included, the Guarantee by such Person of any Debt under clause (1) of any other Person; and

(4) any Disqualified Stock of such Person.

provided, however, that notwithstanding the foregoing, Debt shall be deemed not to include guarantees of obligations not constituting Debt incurred in the ordinary course of business.

Except as otherwise expressly provided in this definition, or in the definition of “Disqualified Stock” the amount of any Debt outstanding as of any date shall be:

(1) with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation;

(2) with respect to any Hedging Obligation, the net amount payable if such Hedging Obligation terminated at that time due to default by such Person;

(3) the accreted value thereof, in the case of any Debt issued at a discount to par; or

(4) except as provided above, the principal amount or liquidation preference thereof, in the case of any other Debt.

“Default” means any event that is, or with the passage of time or the giving of notice or both, would be an Event of Default.

“Default Interest Rate” means a rate equal to 2% per annum.

“Depositary” means the depositary of each Global Security, which will initially be DTC.

“Designated Non-Cash Consideration” means the fair market value of non-cash consideration received by the Issuer or any of its Restricted Subsidiaries in connection with an Asset Sale that is designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate setting forth the basis of such valuation (which amount will be reduced by the amount of cash or Cash Equivalents received in connection with a subsequent sale, redemption, repurchase of or collection or payment on, such Designated Non-Cash Consideration.).

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“Designated Preferred Stock” means Preferred Stock of the Issuer or any parent company thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate executed by the accounting or financial officer of the Issuer or the applicable parent company thereof, as the case may be, on the issuance date thereof.

“Designated Senior Debt” means:

(1) any Senior Debt outstanding under the Senior Credit Facility; and

(2) any other Senior Debt permitted under this Indenture, the principal amount of which is $25.0 million or more and that has been designated by the Issuer by notice to the Trustee as “Designated Senior Debt.”

“Disqualified Equity Interests” means Disqualified Stock and all warrants, options or other rights to acquire Disqualified Stock (but excluding any debt security that is convertible into, or exchangeable for, Disqualified Stock).

“Disqualified Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is:

(1) required to be redeemed or is redeemable at the option of the holder of such class or series of Capital Stock at any time on or prior to the date that is 91 days after the Stated Maturity of the Securities; or

(2) convertible into or exchangeable at the option of the holder thereof at any time on or prior to the date that is 91 days after the Stated Maturity of the Securities for Capital Stock referred to in clause (1) above or Debt.

Notwithstanding the preceding sentence, (A) if such Capital Stock is issued to any plan for the benefit of employees or by any such plan to such employees, in each case in the ordinary course of business of the Issuer or its Subsidiaries, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer in order to satisfy applicable statutory or regulatory obligations; (B) any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Issuer to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Issuer may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 4.04; and (C) no Capital Stock held by any future, present or former employee, director, officer or consultant of the Issuer (or any of its direct or indirect parents or Subsidiaries) shall be considered Disqualified Stock because such stock is redeemable or subject to repurchase pursuant to any management equity subscription agreement, stock option agreement, stock ownership plan, put agreement, stockholder agreement or similar agreement that may be in effect from time to time.

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For purposes hereof, the amount (or principal amount) of any Disqualified Stock shall be equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any. The “maximum fixed repurchase price” of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date as of which it shall be required to be determined pursuant to this Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Stock.

“Domestic Subsidiary” means any Restricted Subsidiary other than a Foreign Subsidiary.

“DTC” means The Depository Trust Company, a New York corporation, and its successors.

“DTC Legend” means the legend set forth in Exhibit C.

“Employee Benefit Plan” means any Multiemployer Plan or Pension Plan.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor thereto.

“ERISA Affiliate” means, at the relevant time, as applied to any Person, (i) any corporation which is a member of a controlled group of corporations within the meaning of Section 414(b) of the Internal Revenue Code of which that Person is a member; (ii) any trade or business (whether or not incorporated) which is a member of a group of trades or businesses under common control within the meaning of Section 414(c) of the Internal Revenue Code of which that Person is a member; and (iii) any member of an affiliated service group within the meaning of Section 414(m) or (o) of the Internal Revenue Code of which that Person, any corporation described in clause (i) above or any trade or business described in clause (ii) above is a member. Any former ERISA Affiliate of Holdco or any of its Subsidiaries shall continue to be considered an ERISA Affiliate of Holdco or any such Subsidiary within the meaning of this definition with respect to the period such entity was an ERISA Affiliate of Holdco or such Subsidiary and with respect to liabilities arising after such period for which Holdco or such Subsidiary could be liable under the Internal Revenue Code or ERISA.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Offer” means an offer by the Issuer to the Holders of any Initial Securities to exchange outstanding Securities for Exchange Securities, as provided for in a Registration Rights Agreement.

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“Exchange Offer Registration Statement” means the Exchange Offer Registration Statement as defined in a Registration Rights Agreement.

“Exchange Securities” means the Securities of the Issuer issued pursuant to this Indenture in exchange for, and in an aggregate principal amount equal to, the Initial Securities in compliance with the terms of a Registration Rights Agreement and containing terms substantially identical to the Initial Securities (except that (i) such Exchange Securities will be registered under the Securities Act and will not be subject to transfer restrictions or bear the Restricted Legend, and (ii) the provisions relating to Additional Interest will be eliminated).

“Excluded Cash Contributions” means net cash proceeds, Cash Equivalents or cash contributions designated as such pursuant to Section 4.04(b)(2).

“Existing Credit Facility” means that certain First Amended and Restated Credit Agreement dated as of October 1, 2007 between the Issuer, the lenders party thereto, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer and JPMorgan Chase Bank, N.A., as syndication agent, as amended prior to the Issue Date.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1) Consolidated Interest Expense of such Person for such period;

(2) all dividends or other distributions paid (excluding items eliminated in consolidation and distributions of Equity Interests (other than Disqualified Stock)) on any series of Preferred Stock of any Restricted Subsidiary during such period; and

(3) all dividends or other distributions paid (excluding items eliminated in consolidation and distributions of Equity Interests (other than Disqualified Stock)) on any series of Disqualified Stock during such period.

“Foreign Subsidiary” means any Restricted Subsidiary of the Issuer organized under the laws of any jurisdiction other than the United States or any political subdivision thereof and any Restricted Subsidiary of a Foreign Subsidiary.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in this Indenture shall be computed in conformity with GAAP as in effect as of the Issue Date.

“Global Security” means a Security in registered global form without interest coupons.

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“Government Notes” means non-redeemable, direct obligations (or certificates representing an ownership interest in such obligations) of, or obligations guaranteed by, the United States of America (including any agency or instrumentality thereof) for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

“GS Purchasers” is defined in the definition of “Initial Purchasers.”

“GS Parties” means, collectively, the Initial Purchasers and their Affiliates (other than portfolio companies) who hold any of the Securities, including, without limitation, Affiliates (other than portfolio companies) of The Goldman Sachs Group, Inc.

“Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Debt.

“Guarantors” means:

(1) the Initial Guarantor;

(2) each of the Issuer’s Subsidiaries that execute Securities Guarantees other than any Foreign Subsidiary;

(3) each other Subsidiary that executes and delivers a Security Guarantee after the Issue Date; and

(4) their respective successors and assigns hereunder,

in each case until released from its Security Guarantee in accordance with the terms of this Indenture. On the Issue Date, each of the Issuer’s Subsidiaries that guarantee the Senior Credit Facility shall execute Securities Guarantees.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under Interest Rate Agreements, Currency Agreements or Commodity Hedging Agreements.

“Holdco Indenture” means the Indenture pursuant to which the Holdco Securities are to be issued.

“Holdco Securities” means Holdco’s 13% Senior Notes due 2018 to be issued pursuant to the Holdco Indenture.

“Holder” means the Person in whose name a Security is registered on the Registrar’s books.

“Indenture” means this Indenture as amended or supplemented from time to time.

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“Initial Control Group” means (i) the Sponsor, (ii) any Person making an investment in the Issuer concurrently with the Sponsor on or following the Issue Date and (iii) any Person who is an officer or otherwise a member of management of the Issuer and its Subsidiaries on the Issue Date; provided that, in no event shall the Sponsor own a lesser percentage of Voting Stock than any other person or group referred to in clauses (ii) and (iii).

“Initial Purchasers” means GSMP V Onshore US, Ltd., GSMP V Offshore US, Ltd. and GSMP V Institutional US, Ltd., (the “GS Purchasers”) and/or the limited partners of the GS Purchasers.

“Initial Securities” means the Securities issued on the Issue Date and any Securities issued in replacement thereof, but not including any Exchange Securities issued in exchange therefor.

“Institutional Accredited Investor Certificate” means a certificate substantially in the form of Exhibit F hereto.

“Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement, repurchase agreement, futures contract or other financial agreement or arrangement designed to protect the Issuer or any Subsidiary against fluctuations in interest rates.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of direct or indirect loans (but excluding Guarantees of Debt not otherwise prohibited from being incurred under this Indenture), advances or capital contributions (excluding accounts receivable, credit card and debit card receivables, trade credit, advances to customers, commission, travel, payroll, entertainment, relocation and similar advances to officers and employees and profit sharing plan contributions made in the ordinary course of business), and purchases or other acquisitions for consideration of Debt, Equity Interests or other securities. For purposes of the definition of “Unrestricted Subsidiary” and Section 4.04 hereof:

(1) “Investments” shall include the portion (proportionate to the Issuer’s Equity Interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a) the Issuer’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to the Issuer’s Equity Interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

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(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Issuer.

“Investor Controlled” means any person or group of which the Sponsor or any Person who is an officer or otherwise a member of management of the Issuer and its Subsidiaries Beneficially Owns more than 50% of the total voting or economic power of the aggregate Capital Stock of Holdco held directly or indirectly by such person or group.

“IPO” means the first public offering of common stock of Holdco or a direct or indirect parent holding company thereof.

“Issue Date” means May 28, 2008.

“Issuer” means the party named as such in this Indenture until a successor replaces it and, thereafter, means the successor and, for purposes of any provision contained herein and required by the TIA as it applies after a TIA Event, each other obligor on the Securities.

“Lien” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement or any lease in the nature thereof); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Management Agreements” means that certain Management Agreement, dated as of May 28, 2008, among Bright Horizons Solutions Corp., Holdco, the Issuer and Bain Capital Partners, LLC.

“Merger Agreement” means the Agreement and Plan of Merger among Holdco, the Issuer and Bright Horizons, dated as of January 14, 2008.

“Moody’s” means Moody’s Investors Service, Inc.

“Multiemployer Plan” means any “multiemployer plan” as defined in Section 3(37) of ERISA in respect of which Holdco or any of its Subsidiaries has or could reasonably be expected to have liability, contingent or otherwise under ERISA.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale (including any cash received upon the sale or other disposition of any Designated Non-Cash Consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including legal, accounting and investment banking fees, and brokerage and sales commissions) and any relocation, redundancy and closing costs incurred as a result thereof,

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taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts applied to the repayment of principal, premium, if any, and interest on Debt of the Issuer and its Restricted Subsidiaries that is not subordinated to the Securities and required (other than as required by Section 4.06(b)(1) or 4.06(c)(2)) to be paid as a result of such Asset Sale, all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries or joint ventures as a result of such Asset Sale, and any deduction of appropriate amounts to be provided by the Issuer and its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such Asset Sale and retained by the Issuer and its Restricted Subsidiaries after such Asset Sale, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such Asset Sale.

“Non-U.S. Person” means a Person that is not a U.S. person, as defined in Regulation S.

“Obligations” means any principal, interest, Additional Interest, penalties, fees, indemnifications, reimbursements, damages, Guarantees and other liabilities payable under the documentation governing any Debt, in each case, whether now or hereafter existing, renewed or restructured, whether or not from time to time decreased or extinguished and later increased, created or incurred, whether or not arising on or after the commencement of a proceeding under Title 11, U.S. Code or any similar federal or state law for the relief of debtors (including post-petition interest) and whether or not allowed or allowable as a claim in any such proceeding.

“Officers” means any of the following: Chairman, President, Chief Executive Officer, Treasurer, Chief Financial Officer, Executive Vice President, Senior Vice President, Vice President, Assistant Vice President, Secretary, Assistant Secretary or any other officer reasonably acceptable to the Trustee.

“Officer’s Certificate” means a certificate signed by one Officer.

“Offshore Global Security” means a Global Security representing Securities issued and sold pursuant to Regulation S.

“Opinion of Counsel” means a signed written opinion from legal counsel. The counsel may be an employee of or counsel to the Issuer, any Guarantor or the Trustee. As to matters of fact, an Opinion of Counsel may conclusively rely on an Officer’s Certificate, without any independent investigation.

“Pari Passu Debt” means any senior subordinated Debt of the Issuer or any Restricted Subsidiary that is a Guarantor that ranks pari passu in right of payment with the Securities or the relevant Security Guarantee.

“Participating Member State” means any member state of the European Community that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Community relating to the Economic and Monetary Union.

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“Passive Holding Company” means any direct or indirect parent of the Issuer that owns 100% of the Capital Stock of the Issuer and does not:

(1) directly incur any Debt other than the Security Guarantee, the Guarantee of the Senior Credit Facility and the Holdco Securities;

(2) create or suffer to exist any Lien upon any property or assets now owned or hereafter acquired, leased or licensed by it other than Liens on assets and properties pursuant to the Senior Credit Facility; or

(3) own any Equity Interests in any Person (other than the Issuer and its Subsidiaries) or own any other material assets.

“Payment” means, for purposes of Articles 10 and 12 and with respect to the Securities and Security Guarantees, any payment, whether in cash or other assets or property, of interest, principal, premium, or any other amount on, of or in respect of the Securities or the Security Guarantees, any other acquisition of Securities or Security Guarantees and any deposit into the trust described in Article 8. The verb “pay” has a correlative meaning.

“Pension Plan” means any “employee pension benefit plan” as defined in Section 3(2) of ERISA, other than a Multiemployer Plan, which is subject to Section 412 or 430 of the Internal Revenue Code or Section 302 of ERISA, and in respect of which Holdco or any of its Subsidiaries has or could reasonably be expected to have liability, contingent or otherwise, under ERISA.

“Permanent Offshore Global Security” means an Offshore Global Security that does not bear the Temporary Offshore Global Security Legend.

“Permitted Business” means the businesses and any services, activities or businesses incidental, or directly related or similar to, any line of business conducted or proposed to be conducted by the Issuer and its Subsidiaries as of the Issue Date or any business that is a reasonable extension, development or expansion of any of the foregoing or is reasonably related, complementary, ancillary or incidental to any of those businesses.

“Permitted Holder” means any of (i) the Sponsor, (ii) any Person who is an officer or otherwise a member of management of the Issuer and its Restricted Subsidiaries on the Issue Date and (iii) solely on or after an IPO, any “person” or “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the entities or persons referred to in clauses (i) and (ii) are members, provided that any such group is Investor Controlled; and, provided, further, that the Persons referred to in clause (ii) of this definition shall constitute Permitted Holders only to the extent such Persons do not hold, in the aggregate, more than 10% of the voting and economic power of the Equity Interests of Holdco.

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“Permitted Investments” means:

(1) any Investment by the Issuer in any Wholly Owned Restricted Subsidiary or a Restricted Subsidiary that is a Guarantor, or by a Restricted Subsidiary in the Issuer or another Restricted Subsidiary that is a Wholly Owned Restricted Subsidiary or a Guarantor (of which no more than $17.5 million at any time outstanding (with the value of each Investment being measured at the time made and without giving effect to subsequent changes in value) shall be any Investments by a Domestic Subsidiary in a Wholly Owned Restricted Subsidiary that is a Foreign Subsidiary and provided, further, that Investments permitted pursuant to clause (4) below and Investments in a Wholly Owned Restricted Subsidiary to effect Investments pursuant to clause (4) below shall not be deemed to reduce the above referred amount);

(2) any Investment by the Issuer in any non-Wholly Owned Restricted Subsidiary that is not a Guarantor, or by a Restricted Subsidiary in another Restricted Subsidiary that is a non-Wholly Owned Restricted Subsidiary that is not a Guarantor provided that the fair market value of such Investment, taken together with all other Investments made pursuant to this clause (2) that are at that time outstanding shall not exceed $10.0 million (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(3) any Investment in (a) cash or Cash Equivalents or (b) to the extent determined by the Issuer in good faith to be necessary for local currency working capital requirements of a Foreign Subsidiary, other cash equivalents, provided in the case of clause (b), the Investment is made by the Foreign Subsidiary having such requirements

(4) (i) any Investment by the Issuer or any Restricted Subsidiary in a Person that is engaged in a Permitted Business if as a result of such Investment:

(A) (x) such Person becomes a Wholly Owned Restricted Subsidiary or a Restricted Subsidiary that is a Guarantor or (y) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Wholly Owned Restricted Subsidiary or a Restricted Subsidiary that is a Guarantor,

(B) no Event of Default shall have occurred or be continuing or will result therefrom, and

(C) (x) immediately after giving effect to such Investment, either (I) the Issuer could incur at least $1.00 of additional Debt pursuant to the Coverage Ratio Exception on a pro forma basis taking into account such Investment or (II) the Consolidated Fixed Charge Coverage Ratio immediately after such Investment is greater than the Consolidated Fixed Charge Coverage Ratio immediately prior to such Investment (the

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“Acquisition Ratio Test”), or (y) immediately after giving effect to such Investment (and prior to the application of any adjustment to the purchase consideration provided for within this clause (y)), the aggregate amount of such Investments that do not qualify under the Acquisition Ratio Test will not exceed $25.0 million (excluding any such Investment described on Schedule 1.01 and purchase consideration to the extent funded from Excluded Cash Contributions or the issuance of Equity Interests (other than Disqualified Equity Interests) of the Issuer or any of its direct or indirect parent companies); provided, that for purposes of determining the purchase consideration of such Investment, the purchase consideration shall be measured at the time such Investment was made and shall be reduced by Net Proceeds received by the Issuer or any of its Restricted Subsidiaries from the sale of property acquired in connection with such Investment and sold pursuant to a sale and leaseback transaction completed within 270 days after such Investment; provided, further, that upon the earlier of (I) the 271st day following such Investment or (II) a determination by the management of the Issuer that there will be no further sale and leaseback transactions with property acquired in connection with such Investment, the Acquisition Ratio Test shall be recalculated for such Investment (for the avoidance of doubt, including any rent expenses associated with the sale and leaseback transaction) and, if the Acquisition Ratio Test is satisfied upon recalculation, the purchase consideration (as adjusted) shall be excluded from the amounts available pursuant to this clause (y); and

(ii) any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger consolidation, amalgamation or transfer;

(5) any securities or assets received or other Investments made as a result of the receipt of non-cash consideration in connection with an Asset Sale that was made pursuant to and in compliance with Section 4.06 or in connection with any disposition of assets not constituting an Asset Sale (except for dispositions exempt from such definition pursuant to clause (b) of the exceptions thereto);

(6) any Investment solely in exchange for the issuance of Equity Interests (other than Disqualified Equity Interests) of the Issuer or any of its direct or indirect parent companies;

(7) loans and advances to employees, officers, directors and consultants of Holdco and its Subsidiaries (i) for reasonable and customary business-related travel,

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entertainment, relocation and analogous ordinary business purposes, (ii) in connection with such Person’s purchase of Equity Interests of Holdco (or any direct or indirect parent thereof)(provided that the amount of such loans and advances shall be contributed to the Issuer in cash as common equity) or (iii) advances of payroll payments to employees in the ordinary course of business, in an aggregate principal amount for all such loans and advances pursuant to this clause (7) not to exceed $5.0 million in the aggregate at any time outstanding;

(8) Investments (i) in any securities received in satisfaction or partial satisfaction thereof from financially troubled account debtors and (ii) deposits, prepayments and other credits to suppliers made in the ordinary course of business consistent with the past practices of the Issuer and its Restricted Subsidiaries;

(9) any Investment acquired by the Issuer or any of its Restricted Subsidiaries:

(a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

(b) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(10) any Investment (i) described in Schedule 1.01 and any modification, replacement, renewal, reinvestment or extension thereof and (ii) existing on the Issue Date, including Investments as set forth on the disclosure schedules to the Merger Agreement, and any extension, modification, replacement or renewal of any such Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date (or as subsequently amended or otherwise modified in a manner not disadvantageous to the Holders of the Securities in any material respect);

(11) Investments in Interest Rate Agreements, Currency Agreements and Commodity Hedging Agreements not otherwise prohibited under this Indenture;

(12) Guarantees of Debt permitted under Section 4.03 and performance guarantees in the ordinary course of business for the benefit of the Issuer or any of its Restricted Subsidiaries and the creation of liens on assets of the Issuer or any of its Restricted Subsidiaries in compliance with Section 4.10;

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(13) Investments consisting of earnest money deposits required in connection with a purchase agreement or other acquisition; and

(14) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (14) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash and/or marketable securities), not to exceed $35.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided that if such Investment is in Capital Stock of a Person that subsequently becomes a Wholly Owned Restricted Subsidiary or Guarantor and otherwise complies with clause (4) above at the time such Person becomes a Wholly Owned Restricted Subsidiary or Guarantor, such Investment shall thereafter be deemed permitted under clause (4) above and shall not be included as having been pursuant to this clause (14).

“Permitted Junior Securities” means debt or equity securities of the Issuer or any successor corporation issued pursuant to a plan of reorganization or readjustment of the Issuer that are subordinated to the payment of all then outstanding Senior Debt of the Issuer, at least to the same extent that the Securities are subordinated to the payment of all Senior Debt of the Issuer, on the Issue Date, and so long as in the case of debt securities, such debt securities:

(a) are unsecured;

(b) do not have terms (and are not subject to or entitled to the benefit of any instrument or agreement that has terms) that are more burdensome to the Issuer and its Restricted Subsidiaries (or other issuer or obligor) than are the Securities; and

(c) to the extent that the same are to be guaranteed, shall only be guaranteed by the Issuer and its successors and those Restricted Subsidiaries of the Issuer that have guaranteed the Senior Debt of the Issuer (as such Senior Debt may be modified pursuant to any such reorganization or readjustment) and such guarantees shall be subordinated at least to the same extent as the Security Guarantees are subordinated to the payment of all Senior Debt of a Restricted Subsidiary that is a Guarantor; provided that in the bankruptcy, reorganization, insolvency, receivership or similar proceeding giving rise to such plan, and under such plan, the class comprised of the Holders of the Securities is separately classified from any class comprised of holders of Debt under the Credit Facilities.

“Permitted Liens” means:

(1) Liens securing Senior Debt of the Issuer or any Restricted Subsidiary that is a Guarantor or Debt of a Restricted Subsidiary that is not a Guarantor (in each case including related Obligations) that was permitted by the terms of this Indenture to be incurred;

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(2) Liens in favor of the Issuer or any Restricted Subsidiary;

(3) Liens on property (including proceeds and products thereof and after-acquired property that is affixed or incorporated into the property covered by such Lien) (i) existing at the time of acquisition thereof or (ii) of a Person existing at the time such Person is merged or amalgamated into or consolidated with or acquired by the Issuer or any Restricted Subsidiary of the Issuer; provided that such Liens were in existence prior to the contemplation of such acquisition, merger, amalgamation or consolidation and do not extend to any assets other than those acquired or those of the Person so acquired (including through merger, amalgamation or consolidation) and proceeds and products thereof and after-acquired property that is affixed or incorporated into the property covered by such Lien;

(4) Liens that secure Debt of a Person existing at the time such Person becomes a Restricted Subsidiary of the Issuer and not incurred in contemplation thereof, provided that such Liens do not extend to any assets other than those of the Person that became a Restricted Subsidiary of the Issuer;

(5) Liens to secure the performance of bids, tenders, trade or government contracts (other than for the payment of Debt), leases, licenses, statutory obligations, surety or appeal bonds, performance bonds, or deposits as security for contested taxes or import duties or for the payment of rent, or other obligations of a like nature incurred in the ordinary course of business;

(6) without limitation of clause (1), Liens to secure Debt (including Capital Lease Obligations or Acquired Debt) incurred for the purpose of financing all or any part of the purchase price or cost of construction, improvement or lease of any property or equipment, in each case covering only the assets acquired, constructed, improved or leased with such Debt or the Capital Stock of any Person owning such assets; provided that such Debt is incurred within 270 days after the later of such purchase or completion of such construction or improvement or commencement of full operation of the property subject to the Lien; provided, further that individual financings of equipment provided by one lender may be cross-collateralized to other financings of equipment provided by such lender (except (i) with respect to a cross-collateralization of Debt of the Issuer and any of its Restricted Subsidiaries with Debt of any Person acquired pursuant to a Permitted Investment, and (ii) the cross-collateralization of any financing of equipment of any of the Issuer or any Restricted Subsidiary that is a Guarantor with any equipment of any Person other than the Issuer or any Restricted Subsidiary that is a Guarantor);

(7) Liens existing on the Issue Date (not otherwise constituting Permitted Liens);

(8) Liens imposed by law such as (A) carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business and (B) Liens for taxes, assessments or governmental charges or claims, in

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each case, that are not yet overdue for a period of more than 10 Business Days be, or that are being contested in good faith and by appropriate actions provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(9) Liens, pledges or deposits in the ordinary course of business in connection with workmen’s compensation, unemployment insurance and other types of social security laws or similar legislation;

(10) Liens on goods (and the proceeds thereof) and documents of title and the property covered thereby securing Debt in respect of commercial letters of credit;

(11) (A) easements, rights-of-way, restrictions, encroachment, and other similar encumbrances and minor defects or irregularities in title, in each case which do not and will not interfere in any material respect with the ordinary conduct of the business of the Issuer or any Restricted Subsidiary; (B) any interest or title of a lessor or sublessor on any real property leased by the Issuer or any Restricted Subsidiary and (C) any zoning or similar law or right reserved to or vested in any governmental office or agency to control or regulate the use of any real property real property;

(12) Liens arising by reason of a judgment, decree or court order, to the extent not otherwise resulting in an Event of Default under clause (7) of Section 6.01(a) hereof, and any Liens that are required to protect or enforce any rights in any administrative, arbitration or other court proceedings in the ordinary course of business;

(13) Liens (a) on assets or properties subject to a Permitted Lien securing Debt permitted by this Indenture to be incurred, securing Interest Rate Agreements in respect of such Debt or (b) securing Hedging Obligations entered into in the ordinary course of business;

(14) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Debt secured by any Lien referred to in clauses (3), (4), (6) or (7), provided that such Lien does not extend to any other property and, except as contemplated by the definition of “Permitted Refinancing Debt,” the amount secured by such Lien is not increased;

(15) Liens on the Capital Stock or Debt of Unrestricted Subsidiaries;

(16) Liens arising from Uniform Commercial Code (or equivalent statutes) financing statement filings regarding operating leases or consignments entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(17) any provision for the retention of title to an asset by the vendor or transferor of such asset if such asset is acquired by the Issuer or any Restricted Subsidiary in a transaction entered into in the ordinary course of business of the Issuer or such Restricted Subsidiary;

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(18) Liens on any escrow account used in connection with pre-funding Permitted Refinancing Debt in accordance with the definition thereof;

(19) licenses of patents, copyrights, trademarks and other intellectual property and related rights granted by Holdco or any of its Subsidiaries in the ordinary course of business and not interfering in any respect with the ordinary conduct of or materially detracting from the value of the business of the Issuer or such Subsidiary;

(20) Liens securing Debt or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with Section 4.03 hereof;

(21) Liens, including pledges and deposits, securing liability for reimbursement and indemnification obligations of insurance carriers providing property, casualty or liability insurance to Holdco or any of its Restricted Subsidiaries in the ordinary course of business;

(22) Lease, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries and do not secure any Debt;

(23) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(24) Liens in favor of a banking institution (i) arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection or (ii) arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(25) Liens encumbering reasonable and customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(26) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Debt, (ii) relating to pooled deposit or sweep accounts of the Issuer or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

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(27) Liens solely on any cash earnest money deposits made by the Issuer or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted under this Indenture;

(28) Liens securing the Securities and the Security Guarantees; and

(29) other Liens securing Debt in an aggregate principal amount outstanding not to exceed $25.0 million at the time of incurrence.

“Permitted Refinancing Debt” means any Debt of the Issuer or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, other Debt of the Issuer or any of its Restricted Subsidiaries incurred in compliance with this Indenture; provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Debt does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Debt so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of premiums (including tender premiums) defeasance costs and fees and expenses incurred in connection therewith);

(2) such Permitted Refinancing Debt has a Stated Maturity no earlier than the Stated Maturity of the Debt being extended, refinanced, renewed, replaced, defeased or refunded;

(3) in the case of term Debt, such Permitted Refinancing Debt has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Debt being extended, refinanced, renewed, replaced, defeased or refunded (except by virtue of voluntary prepayment);

(4) if the Debt being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Securities, such Permitted Refinancing Debt is subordinated in right of payment to, the Securities on terms at least as favorable to the holders of the Securities as those contained in the documentation governing the Debt being extended, refinanced, renewed, replaced, defeased or refunded; and

(5) such Permitted Refinancing Debt is incurred either by the Issuer or any Guarantor or, if a Restricted Subsidiary that is not a Guarantor is the obligor on the Debt being extended, refinanced, renewed, replaced, defeased or refunded, by the Issuer or any Restricted Subsidiary.

The Issuer or any Restricted Subsidiary may incur Permitted Refinancing Debt not more than six months prior to the application of the proceeds thereof to repay the Debt to be refinanced; provided that upon the incurrence of such Permitted Refinancing Debt, the Issuer shall provide written notice thereof to the Trustee, specifically identifying the Debt to be refinanced with Permitted Refinancing Debt.

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“Person” means any individual, corporation, partnership, unlimited liability company, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government (or any agency or political subdivision thereof) or any other entity.

“Preferred Stock” means, with respect to any Person, any Capital Stock of such Person (however designated) that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Pro Forma Cost Savings” means with respect to any reference period ended on or before any date of determination, the pro forma effect of any cost savings that (1) are attributable to any Specified Transactions (including the Transactions) or discontinued operations, (2) have been calculated on a basis consistent with Article 11 of Regulation S-X under the Securities Act as in effect on the Issue Date and (3) are determined in good faith by a financial officer of the Issuer, as if all such cost savings had been effected as of the beginning of such reference period, decreased by any incremental recurring expenses (other than capitalized expenses) that are or would be incurred during the reference period in order to achieve such cost savings.

“Purchase Agreement” means that certain Note Purchase Agreement among Holdco, the Issuer, and the GS Parties dated as of the Issue Date.

“Registered Exchange Offer” means an offer made by the Issuer pursuant to a Registration Rights Agreement and under an effective registration statement under the Securities Act to exchange for outstanding Initial Securities, Exchange Securities substantially identical in all material respects to such Initial Securities (except for the differences provided for in such offer).

“Registration Rights Agreement” means the Registration Rights Agreement dated on or about the Issue Date between the Issuer and the Initial Purchasers party thereto with respect to the Initial Securities.

“Regulation S” means Regulation S under the Securities Act.

“Regulation S Certificate” means a certificate substantially in the form of Exhibit D hereto.

“Representative” means any agent or representative in respect of any Designated Senior Debt; provided that if, and for so long as, any Designated Senior Debt lacks such a representative, then the Representative for such Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Debt.

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“Required Holdco Holders” means the Holders of a majority in principal amount of the outstanding Holdco Securities under the Holdco Indenture.

“Required Holders” means the holders of a majority in principal amount of the outstanding Securities under this Indenture.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Legend” means the legend set forth in Exhibit B.

“Restricted Period” means the relevant 40-day distribution compliance period as defined in Regulation S.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Issuer (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“Rule 144A” means Rule 144A under the Securities Act.

“Rule 144A Certificate” means (i) a certificate substantially in the form of Exhibit E hereto or (ii) a written certification addressed to the Issuer and the Trustee to the effect that the Person making such certification (x) is acquiring such Security (or beneficial interest) for its own account or one or more accounts with respect to which it exercises sole investment discretion and that it and each such account is a qualified institutional buyer within the meaning of Rule 144A, (y) is aware that the transfer to it or exchange, as applicable, is being made in reliance upon the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A, and (z) acknowledges that it has received such information regarding the Issuer as it has requested pursuant to Rule 144A(d)(4) or has determined not to request such information.

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc.

“Secured Debt” means any Debt secured by a Lien on assets of the Issuer or any Guarantor.

“Securities” means any securities authenticated and delivered under this Indenture. For all purposes of this Indenture, the term “Securities” shall include any Exchange Securities to be issued and exchanged for any Initial Securities pursuant to a Registration Rights Agreement and this Indenture. All Securities shall vote together as one series of Securities under this Indenture.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Security Guarantee” means the unconditional Guarantee by each Guarantor of the Issuer’s Obligations under the Securities and the Exchange Securities, as set forth in Article 11

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hereof. Any Guarantor that is not a party to this Indenture on the Issue Date shall become a Guarantor by executing and delivering to the Trustee a supplemental indenture pursuant to Sections 4.11 and 9.01 substantially in the form of Exhibit I.

“Securityholder” means any Holder of Securities.

“Senior Credit Facility” means the Credit Agreement expected to be dated on or about the Issue Date among Holdco, the Issuer, the Issuer’s Subsidiaries and the financial institutions named therein, and any related notes, mortgages, collateral documents, letters of credit, guarantees, instruments and agreements executed in connection therewith including any appendices, exhibits or schedules to any of the foregoing (as the same may be in effect from time to time), in each case, as such agreements may be amended, modified, supplemented or restated from time to time and any one or more debt facilities, indentures, instruments or agreements, receivables facilities or commercial paper facilities with banks, insurance companies or other institutional lenders or investors that extend, replace, refund, refinance, renew or defease any part of the loans, mortgages, guarantees, notes, factoring or other receivables financing or letters of credit or other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Senior Debt” means:

(1) all Debt of the Issuer or any Guarantor outstanding under the Senior Credit Facility and all Hedging Obligations with respect thereto (including all Hedging Obligations included in the definition of “Obligations” in the Senior Credit Facility);

(2) any other Debt of the Issuer or any Guarantor (including Acquired Debt) permitted to be incurred by the Issuer or any Guarantor under the terms of this Indenture, unless the instrument under which such Debt is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Securities or the relevant Security Guarantee; and

(3) all Obligations with respect to the items listed in the preceding clauses (1) and (2).

Notwithstanding anything to the contrary in the preceding, Senior Debt shall not include:

(4) any liability for federal, state, local or other taxes owed or owing by the Issuer or any Guarantor;

(5) any Debt of the Issuer or any Guarantor to any Affiliate or, prior to an IPO, any shareholder of the Issuer, or any Guarantor or any of their respective direct or indirect parent companies provided, that for purposes of the foregoing and for the avoidance of doubt, the term Affiliate shall be deemed not to include Sankaty Advisors,

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LLC or any investment fund or other account managed or advised by Sankaty Advisors, LLC, which, in each case, invests primarily in fixed income assets or other credit products;

(6) any trade payables or accrued expenses;

(7) that portion of Debt incurred in violation of Section 4.03, 4.15 or 4.16; or

(8) any Disqualified Stock.

“Senior Officer” means the Chief Executive Officer or the Chief Financial Officer of the Issuer.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

“Specified Affiliate Payments” means:

(1) the direct or indirect repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Issuer or any Restricted Subsidiary of the Issuer, or payments to any direct or indirect parent of the Issuer on account of any such acquisition or retirement for value of any Equity Interests of a direct or indirect parent of the Issuer, held by any future, present or former employee, director, officer or consultant (that is a natural person) of the Issuer, a direct or indirect parent of the Issuer (or any of its Restricted Subsidiaries), or any of their respective estates, spouses or former spouses pursuant to any management equity subscription agreement, stock option agreement, stock ownership plan, put agreement, stockholder agreement or similar agreement that may be in effect from time to time (including, for the avoidance of doubt, any principal and interest payable on any notes issued by the Issuer or any direct or indirect parent company in connection with any such repurchase, retirement or other acquisition or retirement); provided that the aggregate price paid under this clause (1) shall not exceed $6.0 million in any calendar year, with any unused amount being carried over to the two (2) immediately succeeding calendar years; provided, further, that such amount may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, Equity Interests of any of the Issuer’s direct or indirect parent companies, in each case to members of management, directors or consultants of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (iii)(B) of Section 4.04(a) hereof; plus

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(b) the cash proceeds of key man life insurance policies received by the Issuer or its Restricted Subsidiaries after the Issue Date; less

(c) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (1);

(2) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants as a result of the payment of all or a portion of the exercise price of such options or warrants with Equity Interests;

(3) dividends, other distributions, loans or other amounts paid by the Issuer to a direct or indirect parent of the Issuer in amounts equal to amounts required for a direct or indirect parent of the Issuer to pay (a) franchise taxes and other fees, taxes and expenses required to maintain its corporate or other existence; (b) federal, state and local income taxes to the extent such income taxes are reasonably attributable to the income of the Issuer and its Restricted Subsidiaries and, to the extent of the amount actually received from the Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent reasonably attributable to the income of the Unrestricted Subsidiaries; (c) customary salary, bonus, severance, indemnification obligations and other benefits payable to officers and employees of such parent or indirect parent; (d) general corporate overhead and operating expenses of any direct or indirect parent company of the Issuer of (A) up to $250,000 per fiscal year prior to an IPO and (B) $3.0 million per fiscal year thereafter; and (e) fees and expenses other than to Affiliates of the Issuer related to any unsuccessful equity or debt offering of any such direct or indirect parent company; and

(4) dividends, other distributions, loans or other amounts paid by the Issuer to Holdco after the fifth anniversary of the Issue Date in the amount not to exceed the AHYDO Amount; provided that Holdco does in fact spend such AHYDO Amount after such fifth anniversary to make the mandatory redemption of Holdco Securities pursuant to Section 3.08 of the Holdco Indenture, as in effect on the date hereof;

provided, however, that any such payments pursuant to clauses (1), (2), (3) and (4) hereof shall be excluded for purposes of calculating the aggregate amount of Restricted Payments pursuant to Section 4.04(a).

“Specified Transaction” means (x) any Investment that results in a Person becoming a Restricted Subsidiary, (y) any purchase or other acquisition of a business of any Person or of assets constituting a business unit, line of business or division of such Person or (z) any Asset Sale (i) that results in a Restricted Subsidiary ceasing to be a Subsidiary of the Issuer or (ii) of a business, business unit, line of business or division of the Issuer or a Restricted Subsidiary, in each case whether by merger, consolidation, amalgamation or otherwise.

“Sponsor” means any of Bain, its Affiliates and any funds or partnerships advised or managed by any of Bain and its Affiliates.

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“Stated Maturity” means, with respect to any installment of interest on or principal of, or any other amount payable in respect of, any series of Debt, the date on which such interest, principal or other amount was scheduled to be paid in the documentation governing such Debt, and shall not include any contingent obligations to repay, redeem or repurchase any such interest, principal or other amount prior to the date scheduled for the payment thereof.

“Subordinated Debt” means any Debt of the Issuer or any Restricted Subsidiary that is a Guarantor (whether outstanding on the Issue Date or thereafter incurred) that is contractually subordinate or junior in right of payment to the Securities or the applicable Security Guarantee.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, joint venture or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar function) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); provided, in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interest in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding. Unless otherwise specified, “Subsidiary” refers to a Subsidiary of the Issuer.

“Temporary Offshore Global Security” means an Offshore Global Security that bears the Temporary Offshore Global Security Legend.

“Temporary Offshore Global Security Legend” means the legend set forth in Exhibit H.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the date of this Indenture, except as stated in Section 9.03.

“Transactions” means the transactions contemplated by the Merger Agreement, including the sale of equity interests in a direct or indirect parent of Holdco to members of the Initial Control Group, the issuance of the Holdco Securities, the issuance of the Securities, and the entry into the Senior Credit Facility and the initial borrowings thereunder and the payment of fees and expenses in connection with the foregoing.

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H. 15(519) which has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to May 28, 2013; provided, however, that if the period from the redemption date to May 28, 2013, is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of

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United States Treasury securities for which such yields are given, except that if the period from the redemption date to May 28, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Trustee” means the party named as such in this Indenture until a successor replaces it, and, thereafter, means the successor.

“Trust Officer” means, when used with respect to the Trustee or Paying Agent, any officer within the corporate trust department of the Trustee or Paying Agent, as applicable, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee or Paying Agent who customarily performs functions similar to those performed by the persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

“Uniform Commercial Code” means the Uniform Commercial Code in the relevant jurisdiction as in effect from time to time.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Issuer which at the time of determination is an Unrestricted Subsidiary (as designated by the Issuer, as provided below); and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Debt of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than any Subsidiary of the Subsidiary to be so designated); provided that:

(3) any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Issuer;

(4) such designation complies with Section 4.04 hereof; and

(5) each of:

(a) the Subsidiary to be so designated; and

(b) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or

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indirectly liable with respect to any Debt pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary (other than the Equity Interests of Unrestricted Subsidiaries.

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, (x) no Default shall have occurred and be continuing and (y) either (1) the Issuer could incur at least $1.00 of additional Debt pursuant to the Coverage Ratio Exception on a pro forma basis taking into account such designation or (2) the Consolidated Fixed Charge Coverage Ratio of the Issuer and its Restricted Subsidiaries would be greater than such Consolidated Fixed Charge Coverage Ratio of the Issuer and its Restricted Subsidiaries immediately prior to such designation.

Any such designation by the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Issuer or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Global Security” means a Global Security that bears the Restricted Legend representing Securities issued and sold pursuant to Rule 144A.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is normally entitled (without regard to the occurrence of any contingency) entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Debt at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by

(2) the then outstanding principal amount of such Debt.

“Wholly Owned Restricted Subsidiary” means any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than (x) directors’ qualifying shares and (y) shares issued to foreign nationals to the extent required by applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

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SECTION 1.02 Other Definitions.

Term	Defined in Section

Acquisition Ratio Test	Permitted Investments
Affiliate Transaction	4.07(a)
Asset Sale Offer	3.09(a)
Bankruptcy Law	6.01(c)
Calculation Date	1.01
Change of Control Offer	3.09(a)
Change of Control Payment	4.08(a)
Covenant Defeasance	8.01(c)
Coverage Ratio Exception	4.03(a)
Custodian	6.01(c)
Event of Default	6.01(a)
Excess Proceeds	4.06(c)
Guaranteed Obligations	11.01(a)
incur	4.03(a)
Indemnified Party	7.07
Initial Guarantor	Preamble
Issuer	Preamble
Issuer Request	2.02(c)
Legal Defeasance	8.01(b)
Legal Holiday	13.08
non-payment default	10.03(a)(2)
Notice of Default	6.01(d)
Offer Amount	3.09(a)(1)(ii)
Offer Period	3.09(a)(1)
Paying Agent	2.03
Payment Blockage Notice	10.03(a)(2)
payment default	10.03(a)(1)
Permitted Debt	4.03(b)
protected purchaser	2.06
Purchase Date	3.09(a)(1)(ii)
Refunding Capital Stock	4.04(b)(4)
Register	2.11(a)
Registrar	2.03
Repurchase Offer	3.09(a)
Restricted Payments	4.04(a)
Restricted Payments Basket	4.04(a)(iii)
retiring Trustee	7.08
TIA Event	1.03
Treasury Capital Stock	4.04(b)(4)
Trustee	Preamble

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SECTION 1.03 Incorporation by Reference of Trust Indenture Act. At all times after the effectiveness of a registration statement under a Registration Rights Agreement (a “TIA Event”), this Indenture will be subject to the mandatory provisions of the TIA, which are incorporated by reference in and made a part of this Indenture effective upon a TIA Event, except that Section 316 of the TIA is expressly excluded, to the maximum extent permissible thereunder. The following TIA terms have the following meanings:

“indenture securities” means the Securities.

“indenture security holder” means a Securityholder.

“indenture to be qualified” means this Indenture.

“indenture trustee” or “institutional trustee” means the Trustee.

“obligor” on the indenture securities means the Issuer and any other obligor on the indenture securities.

All other TIA terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by a Commission rule have the meanings assigned to them by such definitions.

SECTION 1.04 Rules of Construction. Unless the context otherwise requires:

(a) a term has the meaning assigned to it;

(b) an accounting term not otherwise defined has the meaning assigned to it, and all accounting determinations shall be made, in accordance with GAAP;

(c) “or” is not exclusive;

(d) the words “including”, “includes” and similar words shall be deemed to be followed by “without limitation”;

(e) words in the singular include the plural and words in the plural include the singular;

(f) unsecured Debt shall not be deemed to be subordinate or junior to Secured Debt merely by virtue of its nature as unsecured Debt;

(g) all exhibits are incorporated by reference herein and expressly made a part of this Indenture;

(h) “will” shall be interpreted to express a command;

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(i) references to sections of, or rules under, the Securities Act and Exchange Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the Commission from time to time;

(j) unless the context otherwise requires, any reference to an “Article,” “Section” or “clause” refers to an Article, Section or clause, as the case may be, of this Indenture;

(k) “$” and “U.S. Dollars” each refer to United States dollars, or such other money of the United States of America that at the time of payment is legal tender for payment of public and private debts.

(l) words used herein implying any gender shall apply to both genders; and

(m) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not any particular Article, Section, clause or other subdivision.

ARTICLE 2

THE SECURITIES

SECTION 2.01 Form, Dating and Denominations.

(a) The Securities and the Trustee’s certificate of authentication will be substantially in the form attached as Exhibit A. The terms and provisions contained in the form of the Securities annexed as Exhibit A constitute, and are hereby expressly made, a part of this Indenture. However, to the extent any provision of any Security conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling. The Securities may have notations, legends or endorsements required by law, rules of or agreements with national securities exchanges to which the Issuer is subject, or usage. Each Security will be dated the date of its authentication. The Securities will be issuable in denominations of $1,000 in principal amount and any multiple of $1,000 in excess thereof. The Initial Securities will be issued in the form of Certificated Securities.

(b) (1) Except as otherwise provided in paragraph (c), Section 2.12(b)(3), (b)(5), or (c) or Section 2.11(b)(4), each Initial Security (other than a Permanent Offshore Global Security) will bear the Restricted Legend.

(2) Each Global Security will bear the DTC Legend.

(3) Each Temporary Offshore Global Security will bear the Temporary Offshore Global Security Legend.

(c) (1) If the Issuer determines (upon the advice of counsel and such other certifications and evidence as the Issuer may reasonably require) that a Security is

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eligible for resale pursuant to Rule 144(b) under the Securities Act (or a successor provision) and that the Restricted Legend is no longer necessary or appropriate in order to ensure that subsequent transfers of the Security (or a beneficial interest therein) are effected in compliance with the Securities Act, or

(2) after an Initial Security is (x) sold pursuant to an effective registration statement under the Securities Act, pursuant to a Registration Rights Agreement or otherwise, or (y) validly tendered for exchange into an Exchange Security pursuant to an Exchange Offer, the Issuer may instruct the Trustee to cancel the Security and issue to the Holder thereof (or to its transferee) a new Security of like tenor and amount, registered in the name of the Holder thereof (or its transferee), that does not bear the Restricted Legend, and the Trustee will comply with such instruction.

(d) By its acceptance of any Security bearing the Restricted Legend (or any beneficial interest in such a Security), each Holder thereof and each owner of a beneficial interest therein acknowledges the restrictions on transfer of such Security (and any such beneficial interest) set forth in this Indenture and in the Restricted Legend and agrees that it will transfer such Security (and any such beneficial interest) only in accordance with this Indenture and such legend.

SECTION 2.02 Execution and Authentication; Exchange Securities.

(a) An Officer shall execute the Securities for the Issuer by facsimile or manual signature in the name and on behalf of the Issuer. If an Officer whose signature is on a Security no longer holds that office at the time the Security is authenticated, the Security will still be valid.

(b) A Security will not be valid until the Trustee by facsimile or manually signs the certificate of authentication on the Security, with the signature conclusive evidence that the Security has been authenticated under this Indenture.

(c) At any time and from time to time after the execution and delivery of this Indenture, the Issuer may deliver Securities executed by the Issuer to the Trustee for authentication. The Trustee will authenticate and deliver Initial Securities for original issue that may be validly issued under this Indenture and Exchange Securities from time to time for issue in exchange for a like principal amount of Initial Securities after the following conditions have been met; provided that the aggregate principal amount of Securities outstanding at any time may not exceed the aggregate principal amount of $300.0 million, except as provided in Section 2.06 hereof:

(1) Receipt by the Trustee of an Officer’s Certificate specifying the following (an “Issuer Request”):

(i) the amount of Securities to be authenticated and the date on which the Securities are to be authenticated,

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(ii) whether the Securities are to be Initial Securities or Exchange Securities,

(iii) whether the Securities are to be issued as one or more Global Securities or Certificated Securities, and

(iv) other information the Issuer may determine to include or the Trustee may reasonably request.

(2) In the case of Exchange Securities, effectiveness of an Exchange Offer Registration Statement and consummation of the exchange offer thereunder (and receipt by the Trustee of an Officer’s Certificate to that effect). Initial Securities exchanged for Exchange Securities will be cancelled by the Trustee.

SECTION 2.03 Registrar and Paying Agent. The Issuer shall maintain an office or agency where Securities may be presented for registration of transfer or for exchange (the “Registrar”) and an office or agency where Securities may be presented for payment (the “Paying Agent”) and where notices and demands to or upon the Issuer in respect of the Securities and the Indenture may be served. The Registrar shall keep a register of the Securities and of their transfer and exchange. The Issuer may have one or more co-registrars and one or more additional paying agents. The term “Paying Agent” includes any additional paying agent.

The Issuer initially designates the Corporate Trust Office as such office of the Issuer in accordance with this Section 2.03.

The Issuer shall give prompt written notice to the Trustee of the location, and any change in the location, of any such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the address of the Trustee set forth in Section 13.02.

The Issuer may also from time to time designate one or more other offices or agencies where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Issuer shall give prompt notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Issuer shall enter into an appropriate agency agreement with any Registrar, Paying Agent or co-registrar not a party to this Indenture, which shall incorporate the terms of the TIA not otherwise excluded hereunder to the extent applicable after a TIA Event. The agreement shall implement the provisions of this Indenture that relate to such agent. The Issuer shall notify

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the Trustee of the name and address of any such agent. If the Issuer fails to maintain a Registrar or Paying Agent, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 7.07. Either the Issuer or any domestically organized Wholly Owned Restricted Subsidiary may act as Paying Agent, Registrar, co-registrar or transfer agent.

The Issuer initially appoints the Trustee as Registrar and Paying Agent in connection with the Securities.

Upon issuance of any Global Securities, the Issuer shall appoint DTC to act as Depositary with respect to the Global Securities, and the Trustee shall initially be the securities custodian with respect to any Global Securities.

The Issuer may remove any Registrar or Paying Agent upon written notice to such Registrar or Paying Agent and to the Trustee, provided that no such removal shall become effective until (1) acceptance of an appointment by a successor as evidenced by an appropriate agreement entered into by the Issuer and such successor Registrar or Paying Agent, as the case may be, and delivered to the Trustee or (2) notification to the Trustee that the Trustee shall serve as Registrar or Paying Agent until the appointment of a successor in accordance with clause (1) above. The Registrar or Paying Agent may resign at any time upon not less than 10 Business Days’ prior written notice to the Issuer; provided, however, that the Trustee may resign as Paying Agent or Registrar only if the Trustee also resigns as Trustee in accordance with Section 7.08.

SECTION 2.04 Paying Agent to Hold Money in Trust. By 10:00 a.m., New York City time, on each due date of the principal and interest, including Additional Interest, if any, on any Security, the Issuer shall deposit with the Paying Agent (or if the Issuer or a Wholly Owned Restricted Subsidiary is acting as Paying Agent, segregate and hold in trust for the benefit of the Persons entitled thereto) a sum sufficient to pay such principal and interest, including Additional Interest, if any, when so becoming due. The Issuer shall require each Paying Agent (other than the Trustee) to agree in writing that the Paying Agent shall hold in trust for the benefit of Securityholders or the Trustee all money held by the Paying Agent for the payment of principal of or interest, including Additional Interest, if any, on the Securities and shall notify the Trustee in writing of any default by the Issuer in making any such payment within one Business Day thereof. If the Issuer or a Wholly Owned Restricted Subsidiary acts as Paying Agent, it shall segregate the money held by it as Paying Agent and hold it as a separate trust fund. The Issuer at any time may require a Paying Agent to pay all money held by it to the Trustee and to account for any funds disbursed by the Paying Agent. Upon complying with this Section 2.04, the Paying Agent shall have no further liability for the money delivered to the Trustee.

Any money deposited with any Paying Agent, or then held by the Issuer or a permitted Wholly Owned Restricted Subsidiary in trust for the payment of principal or interest, including Additional Interest, if any, on any Security and remaining unclaimed for two years after such principal and interest and Additional Interest, if any, has become due and payable shall be paid to the Issuer at its request, or, if then held by the Issuer or a permitted Wholly Owned Restricted Subsidiary, shall be discharged from such trust; and the Securityholders shall thereafter, as

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general unsecured creditors, look only to the Issuer for payment thereof, and all liability of the Paying Agent with respect to such money, and all liability of the Issuer or such permitted Wholly Owned Restricted Subsidiary as trustee thereof, shall thereupon cease.

SECTION 2.05 Securityholder Lists. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Securityholders. If the Trustee is not the Registrar, the Issuer shall furnish, or cause the Registrar to furnish, to the Trustee, in writing at least two Business Days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Securityholders.

SECTION 2.06 Replacement Securities. If a mutilated Security is surrendered to the Registrar or if the Holder of a Security claims that the Security has been lost, destroyed or wrongfully taken, the Issuer shall issue and the Trustee shall, upon receipt of an Issuer Request, authenticate a replacement Security if the requirements of Section 8-405 of the Uniform Commercial Code are met, such that the Holder (i) notifies the Issuer or the Trustee within a reasonable time after he has notice of such loss, destruction or wrongful taking and the Registrar does not register a transfer prior to receiving such notification, (ii) makes such request to the Issuer or the Trustee prior to the Security being acquired by a protected purchaser as defined in Section 8-303 of the Uniform Commercial Code (a “protected purchaser”) and (iii) satisfies any other reasonable requirements of the Trustee and the Issuer including evidence of the destruction, loss or theft of the Security. Such Holder shall furnish an indemnity bond sufficient in the judgment of the Trustee to protect the Issuer, the Trustee, the Paying Agent, the Registrar and any co-registrar from any loss that any of them may suffer if a Security is replaced. The Issuer and the Trustee may charge the Holder for their expenses in replacing a Security including the payment of a sum sufficient to cover any tax or other governmental charge that may be required. In the event any such mutilated, lost, destroyed or wrongfully taken Security has become or is about to become due and payable, the Issuer in its discretion may pay such Security instead of issuing a new Security in replacement thereof.

Every replacement Security is an additional obligation of the Issuer.

The provisions of this Section 2.06 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, lost, destroyed or wrongfully taken Securities.

SECTION 2.07 Outstanding Securities. Securities outstanding at any time are all Securities authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation and those described in this Section 2.07 as not outstanding. Subject to Section 13.06, a Security does not cease to be outstanding because the Issuer or an Affiliate of the Issuer holds the Security.

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If a Security is replaced pursuant to Section 2.06, it ceases to be outstanding unless the Trustee and the Issuer receive proof satisfactory to them that the replaced Security is held by a protected purchaser.

If the Paying Agent segregates and holds in trust, in accordance with this Indenture, on a redemption date, repurchase date or maturity date money sufficient to pay all principal and interest payable on that date with respect to the Securities (or portions thereof) to be redeemed or repurchased or maturing, as the case may be, and the Paying Agent is not prohibited from paying such money to the Securityholders on that date pursuant to the terms of this Indenture, then on and after that date such Securities (or portions thereof) cease to be outstanding and interest on them ceases to accrue.

SECTION 2.08 Temporary Securities. Until Certificated Securities and Global Securities are ready for delivery, the Issuer may prepare and the Trustee shall, upon receipt of an Issuer Request, authenticate temporary Securities. Temporary Securities shall be substantially in the form of Certificated Securities but may have variations that the Issuer considers appropriate for temporary Securities. Without unreasonable delay, the Issuer shall prepare and the Trustee shall, upon receipt of an Issuer Request, authenticate Certificated Securities or Global Securities, as the case may be, and deliver them in exchange for temporary Securities upon surrender of such temporary Securities at the office or agency of the Issuer, without charge to the Holder.

SECTION 2.09 Cancellation. The Issuer at any time may deliver Securities to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Securities surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else shall cancel all Securities surrendered for registration of transfer, exchange, payment or cancellation and deliver canceled Securities to the Issuer, or if the Issuer so agrees, may destroy canceled Securities, in accordance with the Trustee’s customary procedures. The Issuer shall not issue new Securities to replace Securities that have been redeemed, paid or delivered to the Trustee for cancellation. The Trustee shall not authenticate Securities in place of canceled Securities other than pursuant to the terms of this Indenture.

SECTION 2.10 CUSIP Numbers. The Issuer in issuing the Securities may use “CUSIP” numbers (if then generally in use) and, if so, the Trustee shall use “CUSIP” numbers in notices of redemption as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such numbers. The Issuer shall promptly notify the Trustee of any change in “CUSIP” numbers.

SECTION 2.11 Registration, Transfer and Exchange.

(a) The Securities will be issued in registered form only, without coupons, and the Issuer shall cause the Trustee to maintain a register (the “Register”) of the Securities, for registering the record ownership of the Securities by the Holders and transfers and exchanges of the Securities.

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(b) (1) Each Global Security will be registered in the name of the Depositary or its nominee and, so long as DTC is serving as the Depositary thereof, will bear the DTC Legend.

(2) Each Global Security will be delivered to the Trustee as custodian for the Depositary. Transfers of a Global Security (but not a beneficial interest therein) will be limited to transfers thereof in whole, but not in part, to the Depositary, its successors or their respective nominees, except (i) as set forth in Section 2.11(b)(4) and (ii) transfers of portions thereof in the form of Certificated Securities may be made upon request of an Agent Member (for itself or on behalf of a beneficial owner) by written notice given to the Trustee by or on behalf of the Depositary in accordance with customary procedures of the Depositary and in compliance with this Section 2.11 and Section 2.12.

(3) Agent Members will have no rights under this Indenture with respect to any Global Security held on their behalf by the Depositary, and the Depositary may be treated by the Issuer, the Trustee and any agent of the Issuer or the Trustee as the absolute owner and Holder of such Global Security for all purposes whatsoever. Notwithstanding the foregoing, the Depositary or its nominee may grant proxies and otherwise authorize any Person (including any Agent Member and any Person that holds a beneficial interest in a Global Security through an Agent Member) to take any action which a Holder is entitled to take under this Indenture or the Securities, and nothing herein will impair, as between the Depositary and its Agent Members, the operation of customary practices governing the exercise of the rights of a holder of any security.

(4) If (x) the Depositary notifies the Issuer that it is unwilling or unable to continue as Depositary for a Global Security and a successor depositary is not appointed by the Issuer within 90 days of the notice or (y) an Event of Default has occurred and is continuing and the Trustee has received a request from the Depositary, the Trustee will promptly exchange each beneficial interest in the Global Security for one or more Certificated Securities in authorized denominations having an equal aggregate principal amount registered in the name of the owner of such beneficial interest, as identified to the Trustee by the Depositary, and thereupon the Global Security will be deemed canceled. If such Security does not bear the Restricted Legend, then the Certificated Securities issued in exchange therefor will not bear the Restricted Legend. If such Security bears the Restricted Legend, then the Certificated Securities issued in exchange therefor will bear the Restricted Legend.

(c) Each Certificated Security will be registered in the name of the Holder thereof or its nominee.

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(d) A Holder may transfer a Security (or a beneficial interest therein) to another Person or exchange a Security (or a beneficial interest therein) for another Security or Securities of any authorized denomination by presenting to the Trustee a written request therefor stating the name of the proposed transferee or requesting such an exchange, accompanied by any certification, opinion or other document required by Section 2.12. The Trustee will promptly register any transfer or exchange that meets the requirements of this Section 2.11 by noting the same in the Register maintained by the Trustee for such purpose; provided that

(x) no transfer or exchange will be effective until it is registered in such Register; and

(y) the Trustee will not be required (i) to issue, register the transfer of or exchange any Security for a period of 15 days before a selection of Securities to be redeemed or purchased pursuant to a Repurchase Offer, (ii) to register the transfer of or exchange any Security so selected for redemption or purchase in whole or in part, except, in the case of a partial redemption or purchase, that portion of any Security not being redeemed or purchased, or (iii) if a redemption or a purchase pursuant to a Repurchase Offer is to occur after a regular record date but on or before the corresponding interest payment date, to register the transfer of or exchange any Security on or after the regular record date and before the date of redemption or purchase. Prior to the registration of any transfer, the Issuer, the Trustee and their agents will treat the Person in whose name the Security is registered as the owner and Holder thereof for all purposes (whether or not the Security is overdue), and will not be affected by notice to the contrary.

From time to time the Issuer will execute and the Trustee will, upon receipt of an Issuer Request, authenticate additional Securities as necessary in order to permit the registration of a transfer or exchange in accordance with this Section 2.11.

No service charge will be imposed in connection with any transfer or exchange of any Security, but the Issuer and the Trustee/Registrar may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than a transfer tax or other similar governmental charge payable upon exchange pursuant to subsection (b)(4)).

(e) (1) Global Security to Global Security. If a beneficial interest in a Global Security is transferred or exchanged for a beneficial interest in another Global Security, the Trustee will (x) record a decrease in the principal amount of the Global Security being transferred or exchanged equal to the principal amount of such transfer or exchange and (y) record a like increase in the principal amount of the other Global Security. Any beneficial interest in one Global Security that is transferred to a Person who takes delivery in the form of an interest in another Global Security, or exchanged for an interest

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in another Global Security, will, upon transfer or exchange, cease to be an interest in such Global Security and become an interest in the other Global Security and, accordingly, will thereafter be subject to all transfer and exchange restrictions, if any, and other procedures applicable to beneficial interests in such other Global Security for as long as it remains such an interest.

(2) Global Security to Certificated Security. If a beneficial interest in a Global Security is transferred or exchanged for a Certificated Security, the Trustee will (x) record a decrease in the principal amount of such Global Security equal to the principal amount of such transfer or exchange and (y) deliver one or more new Certificated Securities in authorized denominations having an equal aggregate principal amount to the transferee (in the case of a transfer) or the owner of such beneficial interest (in the case of an exchange), registered in the name of such transferee or owner, as applicable.

(3) Certificated Security to Global Security. If a Certificated Security is transferred or exchanged for a beneficial interest in a Global Security, the Trustee will (x) cancel such Certificated Security, (y) record an interest or an increase in the principal amount of such Global Security equal to the principal amount of such transfer or exchange and (z) in the event that such transfer or exchange involves less than the entire principal amount of the canceled Certificated Security, deliver to the Holder thereof one or more new Certificated Securities in authorized denominations having an aggregate principal amount equal to the untransferred or unexchanged portion of the canceled Certificated Security, registered in the name of the Holder thereof.

(4) Certificated Security to Certificated Security. If a Certificated Security is transferred or exchanged for another Certificated Security, the Trustee will (x) cancel the Certificated Security being transferred or exchanged, (y) deliver one or more new Certificated Securities in authorized denominations having an aggregate principal amount equal to the principal amount of such transfer or exchange to the transferee (in the case of a transfer) or the Holder of the canceled Certificated Security (in the case of an exchange), registered in the name of such transferee or Holder, as applicable, and (z) if such transfer or exchange involves less than the entire principal amount of the canceled Certificated Security, deliver to the Holder thereof one or more Certificated Securities in authorized denominations having an aggregate principal amount equal to the untransferred or unexchanged portion of the canceled Certificated Security, registered in the name of the Holder thereof.

SECTION 2.12 Restrictions on Transfer and Exchange.

(a) The transfer or exchange of any Security (or a beneficial interest therein) may only be made in accordance with this Section 2.12 and Section 2.11 and, in the case of a Global Security (or a beneficial interest therein), the applicable rules and procedures of the Depositary. The Trustee shall refuse to register any requested transfer or exchange that does not comply with the preceding sentence.

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(b) Subject to paragraph (c), the transfer or exchange of any Security (or a beneficial interest therein) of the type set forth in column A below for a Security (or a beneficial interest therein) of the type set forth opposite in column B below may only be made in compliance with the certification requirements (if any) described in the clause of this paragraph set forth opposite in column C below.

A	B	C
U.S. Global Security	U.S. Global Security	(3)

U.S. Global Security	Offshore Global Security	(2)

U.S. Global Security	Certificated Security	(3)

Offshore Global Security	U.S. Global Security	(4)

Offshore Global Security	Offshore Global Security	(1)

Offshore Global Security	Certificated Security	(5)

Certificated Security	U.S. Global Security	(4)

Certificated Security	Offshore Global Security	(2)

Certificated Security	Certificated Security	(3)

(1) No certification is required.

(2) The Person requesting the transfer or exchange must deliver or cause to be delivered to the Trustee a duly completed Regulation S Certificate; provided that if the requested transfer or exchange is made by the Holder of a Certificated Security that does not bear the Restricted Legend, then no certification is required.

(3) The Person requesting the transfer or exchange must deliver or cause to be delivered to the Trustee (x) a duly completed Rule 144A Certificate, (y) a duly completed Regulation S Certificate or (z) a duly completed Institutional Accredited Investor Certificate, and an Opinion of Counsel and such other certifications and evidence as the Issuer may reasonably require in order to determine that the proposed transfer or exchange is being made in compliance with the Securities Act and any applicable securities laws of any state of the United States; provided that if the requested transfer or exchange is made by the Holder of a Certificated Security that does not bear the Restricted Legend, then no certification is required. In the event that (i) the requested transfer or exchange

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takes place after the Restricted Period and a duly completed Regulation S Certificate is delivered to the Trustee or (ii) a Certificated Security that does not bear the Restricted Legend is surrendered for transfer or exchange, upon transfer or exchange the Trustee will deliver a Certificated Security that does not bear the Restricted Legend.

(4) The Person requesting the transfer or exchange must deliver or cause to be delivered to the Trustee a duly completed Rule 144A Certificate.

(5) Notwithstanding anything to the contrary contained herein, no such exchange is permitted if the requested exchange involves a beneficial interest in a Temporary Offshore Global Security. If the requested transfer or exchange involves a beneficial interest in a Permanent Offshore Global Security, no certification is required and the Trustee will deliver a Certificated Security that does not bear the Restricted Legend.

(c) No certification is required in connection with any transfer or exchange of any Security (or a beneficial interest therein)

(1) after such Security is eligible for resale pursuant to Rule 144(b) under the Securities Act (or a successor provision); provided that the Issuer has provided the Trustee with an Officer’s Certificate to that effect, and the Issuer may require from any Person requesting a transfer or exchange in reliance upon this clause (1) an Opinion of Counsel and any other reasonable certifications and evidence in order to support such certificate; or

(2) (x) sold pursuant to an effective registration statement, pursuant to a Registration Rights Agreement or otherwise or (y) which is validly tendered for exchange into an Exchange Security pursuant to an Exchange Offer.

Any Certificated Security delivered in reliance upon this paragraph will not bear the Restricted Legend.

(d) The Trustee will retain copies of all certificates, opinions and other documents received in connection with the transfer or exchange of a Security (or a beneficial interest therein), and the Issuer will have the right to inspect and make copies thereof at any reasonable time upon written notice to the Trustee. The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Security (including any transfers between or among Agent Members in any Global Security) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

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SECTION 2.13 Reg. S Temporary Offshore Global Securities.

(a) Each Security originally sold in reliance upon Regulation S will be evidenced by one or more Offshore Global Securities that bear the Temporary Offshore Global Security Legend.

(b) An owner of a beneficial interest in a Temporary Offshore Global Security (or a Person acting on behalf of such an owner) may provide to the Trustee (and the Trustee will accept) a duly completed Certificate of Beneficial Ownership at any time after the Restricted Period (it being understood that the Trustee will not accept any such certificate during the Restricted Period). Promptly after receipt of a Certificate of Beneficial Ownership with respect to such a beneficial interest, the Trustee will cause such beneficial interest to be exchanged for an equivalent beneficial interest in a Permanent Offshore Global Security, and will (x) permanently reduce the principal amount of such Temporary Offshore Global Security by the amount of such beneficial interest and (y) increase the principal amount of such Permanent Offshore Global Security by the amount of such beneficial interest.

(c) Notwithstanding paragraph (b), if after the Restricted Period any Initial Purchaser owns a beneficial interest in a Temporary Offshore Global Security, such Initial Purchaser may, upon written request to the Trustee accompanied by a certification as to its status as an Initial Purchaser, exchange such beneficial interest for an equivalent beneficial interest in a Permanent Offshore Global Security, and the Trustee will comply with such request and will (x) permanently reduce the principal amount of such Temporary Offshore Global Security by the amount of such beneficial interest and (y) increase the principal amount of such Permanent Offshore Global Security by the amount of such beneficial interest.

(d) Notwithstanding anything to the contrary contained herein, any owner of a beneficial interest in a Temporary Offshore Global Security shall not be entitled to receive payment of principal or interest on such beneficial interest or other amounts in respect of such beneficial interest until such beneficial interest is exchanged for an interest in a Permanent Offshore Global Security or transferred for an interest in another Global Security or a Certificated Security.

SECTION 2.14 Defaulted Interest. If the Issuer defaults in a payment of interest on the Securities, the Issuer shall pay the defaulted interest (plus interest on such defaulted interest to the extent lawful) in any lawful manner. The Issuer may pay the defaulted interest to the persons who are Securityholders on a subsequent special record date. The Issuer shall fix or cause to be fixed any such special record date and payment date to the reasonable satisfaction of the Trustee and shall promptly send or cause to be sent to each Securityholder a notice that states the special record date, the payment date and the amount of defaulted interest to be paid.

The Issuer may make payment of any defaulted interest in any other lawful manner not inconsistent with the requirements (if applicable) of any securities exchange on which the

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Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Issuer to the Trustee of the proposed payment pursuant to this paragraph, such manner of payment shall be deemed practicable by the Trustee.

ARTICLE 3

REDEMPTION

SECTION 3.01 Notices to Trustee. If the Issuer elects to redeem Securities pursuant to Section 3.07, it shall notify the Trustee in writing of the redemption date, the principal amount of Securities to be redeemed and the Section of this Indenture pursuant to which the redemption shall occur.

The Issuer shall give each notice to the Trustee provided for in this Section at least 30 but not more than 60 days before the redemption date unless the Trustee consents to a shorter period. Such notice shall be accompanied by an Officer’s Certificate from the Issuer to the effect that such redemption shall comply with the conditions herein. Any such notice may be canceled at any time prior to notice of such redemption being sent to any Holder and shall thereby be void and of no effect.

SECTION 3.02 Selection. If less than all of the Securities are to be redeemed at any time, selection of Securities for redemption shall be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Securities are listed, or, if the Securities are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Securities of $1,000 or less shall be redeemed in part. If any Security is to be redeemed in part only, the notice of redemption that relates to such Security shall state the portion of the principal amount thereof to be redeemed. On and after the redemption date, unless the Issuer defaults in payment of the redemption price or the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture, interest ceases to accrue on Securities or portions of them called for redemption.

SECTION 3.03 Notice. The Issuer shall give notices of redemption which shall be sent electronically or mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Securities to be redeemed at its registered address, except that redemption notices may be sent more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Securities or a satisfaction and discharge of this Indenture. If the GS Parties are not the Required Holders, notices of redemption may not be conditional. The Trustee shall notify the Issuer promptly of the Securities or portions of Securities to be redeemed.

The notice shall identify the Securities to be redeemed and shall state:

(a) the redemption date;

(b) the redemption price;

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(c) the name and address of the Paying Agent;

(d) that Securities called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(e) if fewer than all the outstanding Securities are to be redeemed, the certificate numbers and principal amounts of the particular Securities to be redeemed;

(f) that, unless the Issuer defaults in making such redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture, interest on Securities (or portion thereof) called for redemption ceases to accrue on and after the redemption date;

(g) the Section hereof pursuant to which the Securities called for redemption are being redeemed;

(h) the CUSIP number, if any, printed on the Securities being redeemed; and

(i) that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Securities.

At the Issuer’s request (which may be revoked at any time in writing prior to the time at which the Trustee shall have given such notice to the Holders), the Trustee shall give the notice of redemption in the Issuer’s name and at the Issuer’s expense. In such event, the Issuer shall provide the Trustee with the information required by this Section 3.03.

SECTION 3.04 Effect of Notice of Redemption. Once notice of redemption is sent, unless such notice of redemption is stated to be conditional, Securities called for redemption become due and payable on the date fixed for redemption and at the redemption price stated in the notice. Upon surrender to the Paying Agent, such Securities shall be paid at the redemption price stated in the notice, plus accrued interest, including Additional Interest, if any, to the redemption date. If sent in the manner herein, the notice shall be conclusively presumed to have been given whether or not the Holder receives such notice. Failure to give notice or any defect in the notice to any Holder shall not affect the validity of the notice to any other Holder. Subject to Section 3.05 hereof, on and after the redemption date, interest ceases to accrue on Securities or portions of Securities called for redemption.

SECTION 3.05 Deposit of Redemption Price. By 10:00 a.m., New York City time, on the redemption date, the Issuer shall deposit with the Paying Agent (or, if the Issuer or a Wholly Owned Restricted Subsidiary is the Paying Agent, shall segregate and hold in trust) money sufficient to pay the redemption price of and accrued interest, including Additional Interest, if any, on all Securities to be redeemed on the redemption date other than Securities or portions of Securities called for redemption that have been delivered by the Issuer to the Trustee for cancellation. If the redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, including Additional Interest, if any, will be paid to the Person in whose name a Security is registered at the close of business on such record date.

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SECTION 3.06 Securities Redeemed in Part. Upon surrender of a Security that is redeemed in part, the Issuer shall execute and the Trustee shall, upon receipt of an Issuer Request, authenticate for the Holder (at the Issuer’s expense) a new Security equal in principal amount to the unredeemed portion of the Security surrendered.

SECTION 3.07 Optional Redemption.

(a) Except as set forth in Section 3.07(b) or (c), the Securities may not be redeemed prior to May 28, 2013. On that date and thereafter, the Securities shall be subject to redemption at any time at the option of the Issuer, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest to the applicable redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on May 28 of the years indicated below:

Year	Percentage

2013	105.750%
2014	103.833%
2015	101.917%
2016 and thereafter	100%

provided, however, that any such redemption shall be subject to Section 3.07(d).

(b) In addition, at any time and from time to time, prior to May 28, 2011, subject to Section 3.07(d), the Issuer may redeem up to 35% of the sum of the aggregate principal amount of Securities issued on the Issue Date at a redemption price equal to a percentage of the principal amount of the Securities being redeemed as of the redemption date equal to 111.5%, plus accrued and unpaid interest thereon, if any, to the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds of a public offering of common stock (or preferred stock, other than Disqualified Stock) of Holdco or a public offering of common stock (or preferred, other than disqualified preferred) stock of any direct or indirect parent of Holdco, the net cash proceeds of which are contributed as common (or preferred, other than disqualified preferred) equity capital to Holdco, or with the net cash proceeds of any common (or preferred, other than disqualified preferred) equity contribution to Holdco; provided that (1) at least 65% of the sum of the aggregate principal amount of Initial Securities issued under this Indenture remains outstanding immediately after the occurrence of such redemption; and (2) such redemption shall occur within 90 days of the date of the closing of such public offering. Notice of any redemption pursuant to this Section 3.07(b) may be given prior to such redemption, and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of such public offering.

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(c) At any time prior to May 28, 2013, subject to Section 3.07(d), the Securities may be redeemed in whole or in part at the option of the Issuer. The redemption price will be equal to (i) 100% of the principal amount of the Securities, plus (ii) accrued interest, if any, to the redemption date (subject to the rights of Holders on relevant record dates to receive interest due on the relevant interest payment date), plus (iii) the Applicable Premium, if any.

(d) Any redemption pursuant to Section 3.07 (a), (b) or (c) shall be in a minimum aggregate principal amount of Securities of $5.0 million (or, if less, the entire principal amount of Securities then outstanding).

(e) Notwithstanding the foregoing, so long as the GS Parties constitute both the Required Holders and the Required Holdco Holders, the Holders of the Securities that the Issuer has elected to redeem pursuant to this Section 3.07, may elect in lieu of having all or any portion of such Securities so redeemed, to require Holdco to voluntarily redeem all or any such portion of the principal amount of Holdco Securities held by such Holder at the applicable redemption price specified in the Holdco Indenture; provided, that if a Holder makes an election to require Holdco to redeem Securities pursuant to this clause (e), the provisions of Section 4.04 shall not apply with respect to any dividend made to the Issuer in order to effect such redemption.

SECTION 3.08 No Sinking Fund. There shall be no sinking fund for the payment of principal on the Securities to the Securityholders.

SECTION 3.09 Repurchase Offers.

(a) If the Issuer shall be required to commence an offer to all Holders to purchase Securities (a “Repurchase Offer”) pursuant to Section 4.06 (an “Asset Sale Offer”) or pursuant to Section 4.08 (a “Change of Control Offer”), the Issuer shall follow the procedures specified in this Section 3.09:

(1) Within 30 days after (A) a Change of Control (unless (1) the Issuer is not required to make such offer pursuant to Section 4.08(b) or (2) all Securities have been called for redemption pursuant to Section 3.07(a) or (c)) or (B) the date on which the Issuer is required to make an Asset Sale Offer pursuant to Section 4.06, the Issuer shall commence a Repurchase Offer, which shall remain open for a period of at least 20 Business Days following its commencement (the “Offer Period”), by sending a notice to the Trustee and each of the Holders, by electronic transmission or by first class mail, which notice shall contain all instructions and materials necessary to enable the Holders to tender Securities pursuant to such Repurchase Offer. Such notice,

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which shall govern the terms of the Repurchase Offer, shall describe the transaction or transactions that constitute the Change of Control or Asset Sale requiring an Asset Sale Offer, as the case may be, and shall state:

(i) that the Repurchase Offer is being made pursuant to this Section 3.09 and Section 4.06 or 4.08, as the case may be;

(ii) the principal amount of Securities required to be purchased pursuant to Section 4.06, in the case of an Asset Sale Offer, or that the Issuer is required to offer to purchase all of the outstanding principal amount of Securities, in the case of a Change of Control Offer (such amount, the “Offer Amount”), the purchase price and, that on the date specified in such notice (the “Purchase Date”), which date shall be no earlier than 30 days and no later than 60 days from the date such notice is sent, the Issuer shall repurchase an Offer Amount of Securities validly tendered and not withdrawn pursuant to this Section 3.09 and Section 4.06 or 4.08, as applicable;

(iii) that any Security not tendered or accepted for payment shall continue to accrue interest;

(iv) that, unless the Issuer defaults in making such payment, Securities accepted for payment pursuant to the Repurchase Offer shall cease to accrue interest after the Purchase Date;

(v) that Holders electing to have a Security purchased pursuant to a Repurchase Offer may elect to have all or any portion of such Security purchased;

(vi) that Holders electing to have a Security purchased pursuant to any Repurchase Offer shall be required to surrender the Security, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Security, or such other customary documents of surrender and transfer as the Issuer may reasonably request, duly completed, or transfer the Security by book-entry transfer, to the Issuer, the Depositary, or the Paying Agent at the address specified in the notice prior to the Purchase Date;

(vii) that Holders shall be entitled to withdraw their election if the Issuer, the Depositary or the Paying Agent, as the case may be, in each case with a copy to the Trustee, receives, not later than the expiration of the Offer Period, a telegram, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Security the Holder delivered for purchase and a statement that such Holder is withdrawing its election to have such Security purchased;

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(viii) that, in the case of an Asset Sale Offer, if the aggregate principal amount of Securities surrendered by Holders thereof exceeds the Offer Amount, the Trustee shall select the Securities to be purchased on a pro rata basis (based upon the outstanding principal amount thereof), with such adjustments as may be deemed appropriate by the Issuer so that only Securities in denominations of $1,000, or integral multiples thereof, shall be purchased;

(ix) that Holders whose Securities are purchased only in part shall be issued new Securities equal in principal amount to the unpurchased portion of the Securities surrendered (or transferred by book-entry transfer); and

(x) the CUSIP number, if any, printed on the Securities being repurchased and that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Securities.

(2) On (or at the Issuer’s election, before) the Purchase Date, the Issuer shall, (A) to the extent lawful, accept for payment, on a pro rata basis to the extent necessary in the case of an Asset Sale Offer, the Securities or portions thereof tendered pursuant to the Repurchase Offer and not theretofore withdrawn, or if Securities aggregating less than the Offer Amount have been tendered, or in the case of a Change of Control Offer, all Securities tendered, and shall deliver to the Trustee an Officer’s Certificate stating that such Securities or portions thereof were accepted for payment by the Issuer in accordance with the terms of this Section 3.09, (B) deposit with the Paying Agent an amount equal to the payment required in respect of all Securities or portions thereof so tendered and (C) deliver or cause to be delivered to the Trustee the Securities so accepted together with an Officer’s Certificate stating the aggregate principal amount of Securities or portions thereof being purchased by the Issuer. The Issuer, the Depositary or the Paying Agent, as the case may be, shall promptly (but in any case not later than five days after the Purchase Date) mail or deliver to each tendering Holder an amount equal to the Change of Control Payment or the payment due to each respective Holder in respect of the Asset Sale Offer, as applicable, with respect to the Securities tendered by such Holder and accepted by the Issuer for purchase, and the Issuer shall promptly issue a new Security, and the Trustee, upon receipt of an Issuer Request, shall authenticate and mail or deliver such new Security to such Holder, in a principal amount equal to any unpurchased portion of the Securities so surrendered, provided that each such new Security shall be in a principal amount of $1,000 or an integral multiple thereof. Any Security not so accepted shall be promptly mailed or delivered by the Issuer to the Holder thereof.

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On the Purchase Date, all Securities purchased by the Issuer shall be delivered to the Trustee for cancellation. All Securities or portions thereof purchased pursuant to the Repurchase Offer shall be canceled by the Trustee. The Issuer shall publicly announce the results of the Repurchase Offer on or as soon as practicable after the Purchase Date, but in no case more than five Business Days thereafter. For the purposes of the preceding sentence, it shall be sufficient for the Issuer to publish the results of the Repurchase Offer on its website on the world wide web.

If the Issuer complies with the provisions of the preceding paragraph, on and after the Purchase Date interest shall cease to accrue on the Securities or the portions of Securities repurchased. If a Security is repurchased on or after an interest record date but on or prior to the related interest payment date, then any accrued and unpaid interest, including Additional Interest, if any, shall be paid to the Person in whose name such Security was registered at the close of business on such record date. If any Security called is not repurchased upon surrender because of the failure of the Issuer to comply with the preceding paragraph, interest, including Additional Interest, if any, shall be paid on the unpaid principal, from the Purchase Date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Securities and in Section 4.01.

(b) The Issuer shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the Repurchase Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with this Section 3.09, the Issuer shall comply with such securities laws and regulations and shall not be deemed to have breached its obligations under this Section 3.09 by virtue thereof.

(c) Once notice of repurchase is sent in accordance with this Section 3.09, all Securities validly tendered and not withdrawn (or, in the case of an Asset Sale Offer, if the Issuer is not required to repurchase all of such Securities then the pro rata portion of such Securities that the Issuer may be required to purchase pursuant to Section 3.02 and/or 4.06, as applicable) become irrevocably due and payable on the Purchase Date at the purchase price specified herein. A notice of repurchase may not be conditional.

(d) Other than as specifically provided in this Section 3.09 or Section 4.06 or 4.08, as applicable, any purchase pursuant to this Section 3.09 shall be made pursuant to Sections 3.02 and 3.06.

ARTICLE 4

COVENANTS

SECTION 4.01 Payment of Securities.

(a) The Issuer shall pay or cause to be paid the principal of, premium, if any, Additional Interest, if any, and interest on the Securities on the dates and in the manner provided in the Securities and in this Indenture. Principal, premium, if any, Additional

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Interest, if any, and interest shall be considered paid on the date due if on such date the Trustee or the Paying Agent holds by 11:00 a.m., New York City time, in accordance with this Indenture available funds sufficient to pay all principal and interest then due and the Trustee or the Paying Agent, as the case may be, is not prohibited from paying such money to the Securityholders on that date pursuant to the terms of this Indenture.

(b) The Issuer shall pay interest on overdue principal at the rate and in the manner specified therefor in the Securities, and it shall pay interest on overdue installments of interest at the same rate to the extent lawful. The Issuer shall pay interest at a default rate under the circumstances specified in the Securities.

(c) Principal, premium, if any, and interest, including Additional Interest, if any, on the Securities will be payable at the office or agency of the Paying Agent or, at the option of the Issuer, payment of interest, including Additional Interest, if any, may be made by check mailed to the Holders of the Securities at their respective addresses set forth in the Register of Holders related to the Securities; provided that all payments of principal, premium, if any, Additional Interest, if any, and interest with respect to any Securities the Holders of which have given wire transfer instructions to the Issuer no later than three Business Days immediately preceding the relevant due date for payment (or such other date as the Issuer may accept in its discretion) will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof.

SECTION 4.02 Reports.

(a) The Issuer shall provide to the Holders and the Trustee (which may be by electronic means):

(1) as soon as available, but in any event within 90 days after the end of each fiscal year of the Issuer ending after the Issue Date, a copy of the consolidated balance sheet of the Issuer and its Subsidiaries as at the end of such fiscal year and the related consolidated statements of income, stockholders’ equity and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous year and reported on by independent certified public accountants of nationally recognized standing;

(2) as soon as available, but in any event not later than 45 days after the end of each of the first three quarterly periods of each fiscal year of the Issuer ending after the Issue Date, copies of the unaudited consolidated balance sheets of the Issuer and its Subsidiaries as at the end of each such quarter and the related unaudited consolidated statements of income and cash flows for such quarterly period and the portion of the fiscal year through such date, setting forth in each case in comparative form the figures for the corresponding quarter in, and year-to-date portion of, the previous year, certified by the chief financial officer, controller or treasurer of the Issuer as being fairly stated in all material respects in accordance with GAAP, subject to normal year-end adjustments and, for so long as the GS Parties constitute all the Holders, the absence of footnotes;

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(3) as soon as available, any periodic report on Form 8-K in the form required to be filed with the Commission whether or not the Issuer is then subject to such reporting and filing requirements, provided, that, no financial report for any acquired business will be required to be produced to the extent it is not otherwise reasonably available and no pro forma financials shall be required to be produced in such case.

To the extent any such information is not so provided within the time periods specified above and such information is subsequently provided, the Issuer shall be deemed to have satisfied its obligations with respect thereto at such time and any Default with respect thereto shall be deemed to have been cured.

(b) The Issuer shall furnish to the Holders, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. At all times after a TIA Event, the Issuer also shall comply with the other provisions of TIA § 314(a).

(c) In the event that any direct or indirect parent company, which is a Passive Holding Company of the Issuer becomes a Guarantor of the Securities, the Issuer may satisfy its obligations under this Section 4.02 with respect to financial information relating to the Issuer by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Issuer and its Subsidiaries on a standalone basis, on the other hand.

(d) Delivery of the reports and information to the Trustee under this Section 4.02 is for informational purposes only, and the Trustee’s receipt of the foregoing shall not constitute notice of any information contained therein.

SECTION 4.03 Incurrence of Debt and Issuance of Preferred Stock.

(a) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Debt (including Acquired Debt and Attributable Debt), and the Issuer shall not permit any of its Restricted Subsidiaries that are not Guarantors to issue any shares of Preferred Stock; provided, however, that, the Issuer and any Restricted Subsidiary may incur Debt (including Acquired Debt and Attributable Debt) and any Restricted Subsidiary may issue Preferred Stock if the Consolidated Fixed Charge Coverage Ratio for the Issuer’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on

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which such additional Debt is incurred or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Debt had been incurred or the Preferred Stock had been issued, as the case may be, and the application of the net proceeds therefrom had occurred at the beginning of such four-quarter period (the “Coverage Ratio Exception”); provided that the amount of Debt (including Acquired Debt) and Preferred Stock that may be incurred or issued, as applicable, pursuant to the foregoing by Restricted Subsidiaries that are not Guarantors shall not exceed an amount equal to (A) $20.0 million at any one time outstanding minus (B) the aggregate outstanding amount of Debt or Preferred Stock incurred or issued by Restricted Subsidiaries that are not Guarantors pursuant to clauses (4) and (10) of Section 4.03(b).

(b) The provisions of Section 4.03(a) shall not apply to any of the following items of Debt or Preferred Stock (collectively, “Permitted Debt”):

(1) the incurrence by the Issuer or any of its Restricted Subsidiaries of Debt, including letters of credit and bankers’ acceptances (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) under the Credit Facilities (including Guarantees of such Debt by the Issuer or any of its Restricted Subsidiaries); provided that the aggregate principal amount of such Debt outstanding pursuant to this clause (1) does not exceed the excess of (i) $440.0 million less (ii) the amount of all mandatory principal payments (with respect to revolving borrowings and letters of credit, only to the extent revolving commitments are correspondingly reduced) actually made by the borrower thereunder in respect of Debt thereunder with Net Proceeds from Asset Sales;

(2) (a) the incurrence by the Issuer of Debt represented by the Securities issued on the Issue Date, and (b) the incurrence by the Guarantors of the Securities permitted to be incurred pursuant to the foregoing clause (2)(a) of Debt represented by the guarantees of such Securities;

(3) the incurrence by the Issuer or any of its Restricted Subsidiaries of Debt (including Capital Lease Obligations) incurred or Preferred Stock issued by the Issuer or any of its Restricted Subsidiaries, to finance the acquisition, construction, lease or improvement of property (real or personal) (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets), provided that the aggregate amount of Debt incurred pursuant to this clause (3) at any time outstanding (other than Debt described on Schedule 4.03 together with any Permitted Refinancing thereof) (when aggregated with all Permitted Refinancing Debt in respect thereof) shall not exceed $25.0 million;

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(4) (i) Acquired Debt or (ii) Debt or Preferred Stock of the Issuer or a Restricted Subsidiary incurred or issued to finance an acquisition; provided that after giving effect to the incurrence of Debt pursuant to this clause (4) (x) the Consolidated Fixed Charge Coverage Ratio of the Issuer and its Restricted Subsidiaries would be at least equal to or greater than such Consolidated Fixed Charge Coverage Ratio of the Issuer and its Restricted Subsidiaries immediately prior to such acquisition, and (y) with respect to clause (ii) above, either the Debt incurred to finance an acquisition (a) is unsecured and has a Weighted Average Life to Maturity 6 months greater than the Weighted Average Life to Maturity of the Securities or (b) is funded as an incremental loan under the Senior Credit Facility or as other secured or unsecured Debt, provided that the aggregate principal amount of such Debt at any one time outstanding pursuant to this clause (b) does not exceed $50.0 million; provided, further that no more than $20.0 million of the Debt incurred pursuant to this clause (4), less any amounts incurred by Restricted Subsidiaries that are not Guarantors under Section 4.03(a) or clause (10) of this Section 4.03(b), shall be Debt of any Restricted Subsidiary that is not a Guarantor;

(5) the incurrence by the Issuer or any of its Restricted Subsidiaries of Permitted Refinancing Debt in exchange for, or the net proceeds of which are used to refund, refinance or replace Debt incurred pursuant to Section 4.03(a) and clauses (2), (3), (4), (5), (7), (9) or (10) of this Section 4.03(b);

(6) the incurrence by the Issuer of intercompany Debt or Preferred Stock owed or issued to and held by any Wholly Owned Restricted Subsidiary or a Restricted Subsidiary that is a Guarantor or the incurrence by a Wholly Owned Restricted Subsidiary or a Restricted Subsidiary that is a Guarantor of intercompany Debt or Preferred Stock owed or issued to and held by the Issuer or any other Wholly Owned Restricted Subsidiary or a Restricted Subsidiary that is a Guarantor, provided, however, that (a) any such Debt or Preferred Stock of the Issuer or any Guarantor owing to Restricted Subsidiary that is not a Guarantor shall be expressly subordinated and junior in right of payment to the Securities or the Securities Guarantee issued by such Guarantor and (b)(i) any subsequent issuance or transfer of Equity Interests or other action that results in any such Debt or Preferred Stock being held by a Person other than the Issuer, a Wholly Owned Restricted Subsidiary or a Restricted Subsidiary that is a Guarantor (except for any pledge of such Debt constituting a Permitted Lien) or (ii) any sale or other transfer of any such Debt or Preferred Stock to a Person that is neither the Issuer, a Wholly Owned Restricted Subsidiary or a Restricted Subsidiary that is a Guarantor (except for any pledge of such Debt constituting a Permitted Lien), shall be deemed, in each case, to constitute an incurrence of such Debt or issuance of such Preferred Stock by the Issuer, such Wholly Owned Restricted Subsidiary or such Restricted Subsidiary that is a Guarantor, as the case may be, that was not permitted by this clause (6) subject to the limitations of Section 4.04;

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(7) any Debt of the Issuer and its Restricted Subsidiaries in existence on the Issue Date (other than Debt described in clauses (1) or (2));

(8) the incurrence by the Issuer or any of its Restricted Subsidiaries of Hedging Obligations that are incurred (a) principally for the purpose of fixing or hedging interest rate risk with respect to any Debt that is permitted by the terms of this Indenture to be outstanding or (b) principally for the purpose of fixing or hedging currency exchange rate risk or commodity price risk incurred in the ordinary course of business;

(9) (a) the incurrence of any Guarantee by the Issuer or any Guarantor of Debt of the Issuer or a Guarantor or of any Subsidiary that is not a Guarantor, in each case, which Debt was permitted to be incurred by another provision of this covenant and (b) the incurrence of any Guarantee by any Subsidiary that is not a Guarantor of Debt of (i) another Subsidiary that is not a Guarantor or (ii) the Issuer or (iii) a Guarantor; provided that if such Debt is by its express terms subordinated in right of payment to the Securities or the Guarantee of such Restricted Subsidiary, as applicable, any such guarantee of such guarantor with respect to such Debt shall be subordinated in right of payment to such guarantor’s Guarantee, if any, with respect to the Securities substantially to the same extent as such Debt is subordinated to the Securities or the Guarantee of such Restricted Subsidiary, as applicable;

(10) the incurrence by the Issuer or any of its Restricted Subsidiaries of additional Debt (including Debt of the Foreign Subsidiaries) in an aggregate principal amount, and the issuance by Restricted Subsidiaries of Preferred Stock with a liquidation preference, at any time outstanding, pursuant to this clause (10) not to exceed an amount equal to $45.0 million (of which amount, no more than $20.0 million, less any amounts incurred by Restricted Subsidiaries that are not Guarantors under Section 4.03(a) or clause (4) of this Section 4.03(b), shall be Debt of any Restricted Subsidiary that is not a Guarantor);

(11) shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or a Restricted Subsidiary that is a Wholly Owned Restricted Subsidiary or a Guarantor; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Wholly Owned Restricted Subsidiary or a Guarantor or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or a Restricted Subsidiary that is a Wholly Owned Restricted Subsidiary or a Guarantor or any pledge of such Debt constituting a Permitted Lien) shall be deemed in each case to be an issuance of such shares of Preferred Stock not permitted under this clause (11);

(12) Debt incurred by the Issuer or any of its Restricted Subsidiaries arising from agreements providing for indemnification or working capital

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adjustment, or from guaranties or letters of credit, surety bonds or performance bonds securing the performance of the Issuer or any such Restricted Subsidiary pursuant to such agreements, in connection with permitted acquisitions or permitted dispositions of any business, assets or Restricted Subsidiary of the Issuer or any of its Restricted Subsidiaries;

(13) Debt which may be deemed to exist pursuant to any guaranties, performance, surety, statutory, appeal or similar obligations incurred in the ordinary course of business;

(14) Debt in respect of netting services, overdraft protections and otherwise in connection with deposit accounts;

(15) Guarantees in the ordinary course of business of the obligations of suppliers, customers, franchisees and licensees of the Issuer and its Restricted Subsidiaries; and

(16) Debt incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, or other Debt with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Debt, such obligations are reimbursed within 30 days following such drawing or incurrence.

(c) For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Debt, the U.S. dollar-equivalent principal amount of Debt denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Debt was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Debt is incurred to refinance other Debt denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Debt does not exceed the principal amount of such Debt being refinanced.

(d) For purposes of determining compliance with this Section 4.03:

(1) the outstanding principal amount of any particular Debt shall be counted only once such that (without limitation) any obligation arising under any guarantee, Lien, letter of credit or similar instrument supporting such Debt (to the extent such guarantee, Lien, letter of credit or similar instrument is otherwise permitted to be incurred) shall be disregarded;

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(2) in the event that an item of Debt (or a portion thereof) meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (16) of the definition of Permitted Debt above or is entitled to be incurred pursuant to Section 4.03(a), the Issuer shall, in its sole discretion, classify (and may, from time to time, re-classify) such item of Debt (or such portion thereof) in any manner that complies with this covenant and such item of Debt (or such portion thereof) shall be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof, and additionally, all or any portion of any item of Debt may later be reclassified as having been incurred pursuant to the first paragraph of this covenant or under any category of Permitted Debt described in clauses (1) through (16) above so long as such Debt is permitted to be incurred pursuant to such provision at the time of reclassification; provided that all outstanding Debt under the Senior Credit Facility immediately following the Transactions shall be deemed to have been incurred pursuant to clause (1) of the definition of Permitted Debt and provided, further, that at all times while the GS Parties constitute the Required Holders, any Debt incurred to refinance the Credit Facilities shall be incurred first under clause (1) hereof; and

(3) accrual of interest or dividends (including the issuance of “pay in kind” securities in respect of such accrued interest or dividends), the accretion of accreted value or liquidation preference and the extension of maturity shall not be deemed to be an incurrence of Debt or issuance of Preferred Stock; provided, in each such case, that the amount thereof is included in Consolidated Interest Expense of the Issuer as accrued.

(e) In addition to, and not in limitation of, any other restriction imposed by this Section 4.03,

(1) all Debt of the Issuer issued to or acquired by the Sponsor (i) shall have a Stated Maturity no earlier than, and shall not be subject to amortization or mandatory prepayment (other than Repurchase Offers pursuant to Section 3.09, 4.06 and 4.08) thereof prior to, six months after the Stated Maturity of the principal of the Holdco Securities and (ii) shall be subordinated and junior in right of payment to the Holdco Securities and the Securities pursuant to a subordination agreement or other similar contractual arrangements prohibiting any enforcement action on such Debt so long as the Holdco Securities and the Securities are outstanding, as reasonably acceptable to the Required Holders; and

(2) no Debt of any of the Issuer’s Restricted Subsidiaries may be issued to or acquired by the Sponsor.

For purposes of the foregoing restrictions and for the avoidance of doubt, the term Sponsor shall be deemed not to include Sankaty Advisors, LLC or any investment fund or other account managed or advised by Sankaty Advisors, LLC, which, in each case, invests primarily in fixed income assets or other credit products.

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SECTION 4.04 Restricted Payments.

(a) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other distribution (including any payment by the Issuer or any Restricted Subsidiary in connection with any merger or consolidation involving the Issuer or any of its Restricted Subsidiaries) on account of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests (other than dividends or distributions payable in Equity Interests (other than Disqualified Equity Interests) of the Issuer and dividends payable to the Issuer or any Restricted Subsidiary);

(2) purchase, redeem or otherwise acquire or retire for value (including any acquisition or retirement by the Issuer or any Restricted Subsidiary in connection with any merger or consolidation) any Equity Interests of the Issuer or any direct or indirect parent of the Issuer held by Persons other than the Issuer or any Restricted Subsidiary;

(3) make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment, sinking fund payment or Stated Maturity, any Subordinated Debt of the Issuer or any Guarantor (excluding any intercompany Debt between the Issuer and any of its Restricted Subsidiaries and any Preferred Stock issued by the Issuer or any of its Restricted Subsidiaries to the Issuer or any of its Restricted Subsidiaries), except the purchase, repurchase or other acquisition or retirement of Subordinated Debt, in each case prior to any scheduled repayment, sinking fund payment or Stated Maturity, of the Issuer or any Guarantor in anticipation of satisfying a sinking fund obligation, principal installment, mandatory redemption or final maturity, in each case due within one year of the date of purchase, repurchase or other acquisition or retirement; or

(4) make any Restricted Investment,

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(i) no Default shall have occurred and be continuing; and

(ii) the Issuer would, after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Debt pursuant to the Coverage Ratio Exception; and

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(iii) such Restricted Payment, together with (without duplication) the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (10), (11), (12), (13) and (14)) of the next succeeding paragraph), is less than the sum (without duplication) (the “Restricted Payments Basket”) of:

(A) 50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) from the beginning of the fiscal quarter immediately following the Issue Date to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(B) 100% of the aggregate net proceeds and fair market value, as determined in good faith by the Board of Directors of the Issuer, of property and marketable securities received by the Issuer from the issue or sale (other than to a Restricted Subsidiary) of, or from capital contributions with respect to, Equity Interests of the Issuer (other than proceeds from Disqualified Equity Interests, and Designated Preferred Stock, Refunding Capital Stock and Excluded Cash Contributions), in either case after the Issue Date; plus

(C) the amount by which the aggregate principal amount (or accreted value, if less) of Debt of the Issuer or any Restricted Subsidiary is reduced on the Issuer’s consolidated balance sheet upon the conversion or exchange after the Issue Date of that Debt for Equity Interests (other than Disqualified Stock and Excluded Cash Contributions) of the Issuer, together with the net proceeds and fair market value, as determined in good faith by the Board of Directors of the Issuer, of property and marketable securities received by the Issuer at the time of such conversion or exchange, if any, less the amount of any cash, or the fair market value of any property (other than such Equity Interests), distributed by the Issuer upon such conversion or exchange;

(D) 100% of the aggregate net cash proceeds and fair market value, as determined in good faith by the Board of Directors of the Issuer, of property and marketable securities

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received by the Issuer or a Restricted Subsidiary of the Issuer since the Issue Date from Restricted Investments, whether through interest payments, principal payments, dividends or other distributions and payments, or the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) thereof made by the Issuer and its Restricted Subsidiaries, to the extent not otherwise included in Consolidated Net Income of the Issuer for such period; plus

(E) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger, amalgamation or consolidation of an Unrestricted Subsidiary into the Issuer or a Restricted Subsidiary or the transfer of assets of an Unrestricted Subsidiary to the Issuer or a Restricted Subsidiary, the fair market value of the Investment in such Unrestricted Subsidiary, as determined in good faith by the Board of Directors of the Issuer at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, consolidation or transfer of assets.

(b) The provisions of Section 4.04(a) shall not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment would have complied with the provisions of this Indenture, or the redemption, repurchase or retirement of Subordinated Debt, if at the date of any irrevocable redemption notice such payment would have complied with this Section 4.04;

(2) the making of any Restricted Investment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Issuer) of, Equity Interests of the Issuer (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Issuer; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment are designated in an Officer’s Certificate as Excluded Cash Contributions and shall not increase the Restricted Payments Basket;

(3) the redemption, repurchase, repayment, retirement, defeasance or other acquisition of Subordinated Debt of the Issuer or any Guarantor (A) made by an exchange for, or with the net cash proceeds from, a substantially concurrent incurrence of Permitted Refinancing Debt or (B) upon a Change of Control or Asset Sale to the extent required by the agreement governing such Subordinated Debt but only if the Issuer shall have complied with Section 4.08 or, as the case may be, 4.06 and purchased all Securities validly tendered pursuant to the relevant offer prior to purchasing or repaying such Subordinated Debt;

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(4) (a) the redemption, repurchase, repayment, retirement or other acquisition of any Equity Interests (“Treasury Capital Stock”) of the Issuer or any Equity Interests of any direct or indirect parent company of the Issuer or any Subordinated Debt of the Issuer or a Restricted Subsidiary, in exchange for, or out of the proceeds of, the substantially concurrent sale or issuance (other than to a Restricted Subsidiary) of, Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent contributed to the Issuer (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”), (b) the declaration and payment of dividends on Treasury Capital Stock out of the proceeds of the substantially concurrent sale or issuance (other than to a Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by the Issuer or any of its Subsidiaries) of Refunding Capital Stock, and (c) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (12) of this Section 4.03(b), the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(5) the payment of any dividend (or any similar distribution) by a Restricted Subsidiary of the Issuer to the holders of its Equity Interests on a pro rata basis;

(6) to the extent constituting Restricted Payments, the Specified Affiliate Payments; provided that no Default or Event of Default shall have occurred or be continuing at the time of any payments pursuant to Section (1) of the definition of “Specified Affiliate Payments” after giving effect thereto;

(7) Restricted Payments in an aggregate amount not to exceed $35.0 million; provided that no Default or Event of Default shall have occurred or be continuing at the time of any such Restricted Payment after giving effect thereto;

(8) distributions of Capital Stock or Debt of Unrestricted Subsidiaries;

(9) the payment of dividends on the Issuer’s common stock (or the payment of dividends to any direct or indirect parent company of the Issuer, as the case may be, to fund the payment by any such parent company of the Issuer of dividends on such entity’s common stock) following the first public offering of the Issuer’s common stock or the common stock of any of its direct or indirect parent companies after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Issuer after the Issue Date in any such

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public offering, other than public offerings of common stock of the Issuer (or any direct or indirect parent company of the Issuer) registered on Form S-4 or Form S-8 and other than any public sale constituting an Excluded Cash Contribution;

(10) Restricted Investments that are made with Excluded Cash Contributions;

(11) the declaration and payments of dividends on Disqualified Stock issued pursuant to Section 4.03; provided, however, that, at the time of payment of such dividend, no Default or Event of Default shall have occurred and be continuing (or result therefrom);

(12) (a)(i) payment of the GS Parties’ transaction expenses and (ii) payment of the Issuer’s and its Affiliates’ transaction expenses, including fees payable to members of the Initial Control Group (in each case to the extent constituting Restricted Payments) and (b) payments to the Issuer’s officers and employees in connection with the Transactions, in the case of (a)(ii) and (b), previously disclosed to the Initial Purchasers;

(13) (a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Issuer after the Issue Date, provided that the amount of dividends paid pursuant to this clause (a) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock;

(b) the declaration and payment of dividends to a direct or indirect parent company of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent company issued after the Issue Date, provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock; or

(c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (3) of this Section 4.04(b);

provided that no Default or Event of Default shall have occurred or be continuing at the time of any such Restricted Payment after giving effect thereto;

provided, however, in the case of each of (a), (b) and (c) of this clause (12), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding

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Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Issuer and its Restricted Subsidiaries on a consolidated basis would have had a Consolidated Fixed Charge Coverage Ratio of at least 2.00 to 1.00; and

(14) other payments required to consummate the Transactions.

(c) The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Issuer or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined in good faith by the Board of Directors of the Issuer.

(d) In addition, if any Person (other than a Restricted Subsidiary) in which an Investment is made, which Investment constituted a Restricted Payment when made, thereafter becomes a Restricted Subsidiary, such Investments previously made in such Person shall no longer be counted as Restricted Payments for purposes of calculating the aggregate amount of Restricted Payments pursuant to Section 4.04(a)(iii) to the extent that such Investments would not have been Restricted Payments had such Person been a Restricted Subsidiary at the time such Investments were made.

(e) In making the computations required by this covenant:

(1) the Issuer or the relevant Restricted Subsidiary may use audited financial statements for the portions of the relevant period for which audited financial statements are available on the date of determination and unaudited financial statements and other current financial data based on the books and records of the Issuer for the remaining portion of such period; and

(2) the Issuer or the relevant Restricted Subsidiary shall be permitted to rely in good faith on the financial statements and other financial data derived from the books and records of the Issuer and the Restricted Subsidiary that are available on the date of determination; provided that the determination of the fair market value in excess of $20.0 million shall be confirmed by an investment banking, appraisal or accounting firm of national standing.

(f) If the Issuer makes a Restricted Payment that, at the time of the making of such Restricted Payment, would in the good faith determination of the Issuer or any Restricted Subsidiary be permitted under the requirements of this Indenture, such Restricted Payment shall be deemed to have been made in compliance with this Indenture notwithstanding any subsequent adjustments made in good faith to the Issuer’s or any Restricted Subsidiary’s financial statements, affecting Consolidated Net Income of the Issuer for any period. For the avoidance of doubt, it is expressly agreed that no payment or other transaction permitted by clauses (1) or (5) of Section 4.07(b) below, shall be considered a Restricted Payment for purposes of, or otherwise restricted by, this Indenture.

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(g) The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the second to last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Investments in an amount determined as set forth in the second paragraph of the definition of “Investments.” Such designation will be permitted only if an Investment in such amount would be permitted at such time under this Section 4.04 or the definition of “Permitted Investments” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

SECTION 4.05 Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.

(a) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary that is not a Guarantor to:

(1) (i) pay dividends or make any other distributions to the Issuer or any of its Restricted Subsidiaries that is a parent company of such Restricted Subsidiary (A) on its Capital Stock or (B) with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any Debt owed to the Issuer or any of its Restricted Subsidiaries that is a parent company of such Restricted Subsidiary;

(2) make loans or advances to the Issuer or any of its Restricted Subsidiaries that is a parent company of such Restricted Subsidiary; or

(3) transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries that is a parent company of such Restricted Subsidiary.

(b) Notwithstanding Section 4.05(a), such section shall not apply to encumbrances or restrictions:

(1) under contracts in effect on the Issue Date, including the Senior Credit Facility and the related documentation;

(2) under the Holdco Indenture, the Holdco Securities and related Guarantees (including any Exchange Securities and related Guarantees), this Indenture, the Securities and related Guarantees (including any Exchange Securities and related Guarantees), and any other related agreement entered into

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after the Issue Date, provided that the encumbrances or restrictions in any such other agreement are not materially more restrictive, taken as a whole, than those contained in this Indenture and the Securities;

(3) under any agreement or other instrument of a Person acquired by the Issuer or any of its Restricted Subsidiaries as in effect at the time of such acquisition (but not created in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(4) existing under or by reason of purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (3) of Section 4.05(a) above on the property so acquired;

(5) in the case of clause (3) of Section 4.05(a) above, (i) that restrict in a customary manner the subletting, assignment, or transfer of any property or asset that is subject to a lease, license or similar contract, (ii) by virtue of any transfer of, agreement to transfer, option or right with respect to any property or assets of the Issuer or any Restricted Subsidiary not otherwise prohibited by this Indenture, (iii) contained in security agreements or mortgages securing Debt to the extent such encumbrances or restrictions restrict the transfer of the property subject to such security agreements or mortgages, or (iv) any Lien on property or assets of the Issuer or any Restricted Subsidiary not otherwise prohibited by this Indenture;

(6) existing under or by reason of contracts for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(7) on cash or other deposits or net worth imposed by leases and customer contracts entered into in the ordinary course of business;

(8) in customary form under joint venture agreements and other similar agreements which limitations are only applicable to the Person or assets that are the subject of such agreements (and any assets of such Person);

(9) any encumbrances or restrictions required by any governmental, local or regulatory authority having jurisdiction over the Issuer or any of its Restricted Subsidiaries or any of their businesses;

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(10) contained in the terms governing any Debt otherwise permitted to be incurred under this Indenture if (as determined in good faith by the Board of Directors of the Issuer) (i) the encumbrances or restrictions are ordinary and customary for a financing of that type and (ii) the encumbrances or restrictions would not, at the time agreed to, be expected to materially adversely affect the ability of Issuer to make payments on the Securities;

(11) under customary provisions contained in leases, subleases, licenses or asset sale agreements and other agreements;

(12) contained in the terms governing any Secured Debt otherwise permitted to be incurred pursuant to the covenants described under Sections 4.03 and 4.10 that limits the right of the debtor to dispose of the assets securing such Debt;

(13) applicable law or any applicable rule, regulation or order; and

(14) under any Permitted Refinancing Debt or any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings, taken as a whole, are, in the good faith judgment of the Issuer, not materially more restrictive with respect to such encumbrances or restrictions than those contained in such predecessor agreements.

SECTION 4.06 Asset Sales.

(a) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Issuer (or such Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (including as to the value of all non-cash consideration) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary is in the form of

(x) cash or Cash Equivalents; or

(y) (i) all or substantially all of the assets of, or the majority of the Voting Stock of, another Person that thereupon becomes a Restricted Subsidiary engaging in, a Permitted Business; or

(ii) assets that are used or useful in a Permitted Business.

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For purposes of this Section 4.06(a)(2), each of the following shall be deemed to be cash:

(i) any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto), of the Issuer or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Securities or, in the case of liabilities of a Restricted Subsidiary that is a Guarantor, the Security Guarantee of such Guarantor) that are assumed by the transferee of any such assets or discharged in connection with such Asset Sale;

(ii) any securities, notes or other obligations received by the Issuer or any such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days after receipt; and

(iii) any Designated Non-Cash Consideration received having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this Section 4.06(a)(2) that is at that time outstanding, not in excess of $20.0 million at the time of receipt of such Designated Non-Cash Consideration, with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

(b) Within 365 days after the receipt of any Net Proceeds from an Asset Sale, or, with respect to clauses (2) and (3) of this Section 4.06(b), if a contract for such investment has been entered into within 365 days after the receipt of any Net Proceeds from an Asset Sale, within 90 days of the date such contract (but only if such 90th day occurs later than the end of such 365 days), the Issuer (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds, at its option:

(1) to repay Senior Debt, Debt of any Restricted Subsidiary (other than a Guarantor) or Pari Passu Debt (in each case other than Debt owed to the Issuer or a Restricted Subsidiary of the Issuer); provided that if the Issuer or any Restricted Subsidiary shall so reduce Pari Passu Debt, the Issuer shall equally and ratably reduce Obligations under the Securities through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an Asset Sale Offer to the Holders (in accordance with the procedures set forth in Section 4.06(c) and Section 3.09 for an Asset Sale Offer);

(2) to make capital expenditures or to acquire properties or assets that shall be used or useful in the Permitted Business of the Issuer or any of its Restricted Subsidiaries; or

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(3) to make an Investment in any one or more businesses that shall be used or useful in the Permitted Business of the Issuer or any of its Restricted Subsidiaries, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary.

Pending the final application of any Net Proceeds, the Issuer or any Restricted Subsidiary may temporarily reduce borrowing under a Credit Facility or otherwise invest such Net Proceeds in any manner that is not prohibited by this Indenture.

(c) Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of Section 4.06(b) shall be deemed to constitute “Excess Proceeds”. When the aggregate amount of Excess Proceeds exceeds $15.0 million the Issuer shall:

(1) make an Asset Sale Offer to all Holders in accordance with Section 3.09; and

(2) prepay, purchase or redeem (or make an offer to do so) any other Pari Passu Debt of the Issuer in accordance with provisions governing such Debt requiring the Issuer to prepay, purchase or redeem such Debt with the proceeds from any Asset Sales (or offer to do so), pro rata in proportion to the respective principal amount of the Securities and such other Debt required to be prepaid, purchased or redeemed or tendered for, in the case of the Securities pursuant to such Asset Sale Offer to purchase the maximum principal amount of Securities that may be purchased out of such pro rata portion of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of their principal amount plus accrued and unpaid interest (if any) to the date of purchase subject to the right of holders of record on a record date to receive interest on the relevant interest payment date in accordance with the procedures set forth in this Indenture and the Securities.

(d) If any Excess Proceeds remain after completion of an Asset Sale Offer and, if applicable, any prepayment, purchase, redemption or tender of or for Pari Passu Debt, the Issuer and the Restricted Subsidiaries may use any remaining Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of the Securities surrendered by Holders thereof exceeds the pro rata portion of such Excess Proceeds to be used to purchase Securities, the Trustee shall select the Securities to be purchased on a pro rata basis as provided in Section 3.09. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. Notwithstanding the foregoing, the Issuer, in its sole discretion, may commence an Asset Sale Offer prior to the expiration of 365 days (or such longer period provided above) after the occurrence of an Asset Sale or with respect to Excess Proceeds of $20.0 million or less.

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SECTION 4.07 Transactions with Affiliates.

(a) The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any contract, agreement, understanding, loan, advance, guarantee or other transaction with, or for the benefit of, any Person that, prior to such transaction, was an Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that, taken as a whole, are not materially less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person; and

(2) the Issuer delivers to the Trustee:

(i) with respect to any Affiliate Transaction entered into after the Issue Date involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) of this Section 4.07(a) and that such Affiliate Transaction has been approved by the Board of Directors; and

(ii) with respect to any Affiliate Transaction involving aggregate consideration in excess of $30.0 million, an opinion as to the fairness to the Issuer or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an investment banking, appraisal or accounting firm of national standing.

(b) Notwithstanding Section 4.07(a), none of the following shall be prohibited by this Section 4.07 (or be deemed to be an Affiliate Transactions):

(1) the payment of management, consulting, monitoring, advisory, transaction and termination fees so long as they are paid pursuant to the Management Agreement and related indemnities and expenses so long as no Default or Event of Default under clauses (1), (2), (9) or (10) of Section 6.01(a) shall have occurred and be continuing at the date of such payment or would result therefrom (it being understood that following the cure of all such Events of Default, such payments may be made); provided, that such limitation shall not apply with respect to indemnities and expenses which do not exceed $250,000 in the aggregate,

(2) transactions between or among the Issuer or any of its Wholly-Owned Restricted Subsidiaries or any Restricted Subsidiary that is a Guarantor,

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(3) Restricted Payments and Permitted Investments permitted by this Indenture,

(4) the payment of the fees or expenses incurred or paid by the Issuer in connection with the Transactions, the Senior Credit Facility, the Holdco Indenture, this Indenture and the transactions contemplated hereby and thereby,

(5) the issuance of Capital Stock or Equity Interests of the Issuer to the management of the Issuer or any of its Restricted Subsidiaries in connection with the Transactions or pursuant to arrangements described in clause (6) of this Section 4.07(b) or, if otherwise permitted hereunder, to any Affiliate of the Issuer,

(6) loans, advances and other transactions between or among the Issuer and its Restricted Subsidiaries to the extent otherwise permitted under this Article 4,

(7) employment, stock option plans, management equity, incentive plans and severance arrangements between the Issuer and its Restricted Subsidiaries and their respective officers and employees in the ordinary course of business,

(8) the payment of customary compensation and fees and reasonable out of pocket costs to, and indemnities provided on behalf of (and entering into related agreements with), directors, managers, consultants, officers and employees of the Issuer, any of its direct or indirect parent companies or any Restricted Subsidiaries in the ordinary course of business to the extent attributable to the ownership or operation of the Issuer and the Restricted Subsidiaries, as determined in good faith by the Board of Directors of the Issuer or senior management thereof,

(9) (i) transactions disclosed by Bright Horizons in its most recent annual report on Form 10-K and quarterly report on Form 10-Q filed with the Commission prior to January 14, 2008 and (ii) transactions pursuant to agreements entered into thereafter and in existence on the Issue Date or any amendment thereto to the extent such an amendment is not materially adverse, taken as a whole, to the Holders,

(10) the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement, principal investors agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the

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Issue Date shall only be permitted by this clause (10) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement are not otherwise more disadvantageous to holders of the Securities in any material respect than the original agreement as in effect on the Issue Date,

(11) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms hereof that are fair to the Issuer or its Restricted Subsidiaries, in the reasonable determination of the members of the Board of Directors of the Issuer or the senior management thereof, or are on terms at least as favorable as would reasonably have been entered into at such time with an unaffiliated party, or

(12) payments or loans (or cancellation of loans) to employees, officers, directors or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries which are approved by a majority of the Board of Directors in good faith.

SECTION 4.08 Change of Control.

(a) Upon the occurrence of a Change of Control, unless all Securities have been called for redemption pursuant to Section 3.07, each Holder of Securities shall have the right to require the Issuer to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder’s Securities pursuant to a Change of Control Offer made pursuant to Section 3.09 at an offer price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, including Additional Interest, if any, thereon, if any, to the date of purchase.

(b) The Issuer shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in Section 3.09 applicable to a Change of Control Offer made by the Issuer and purchases all Securities validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

SECTION 4.09 Compliance Certificates. The Issuer shall deliver to the Trustee within 120 days after the end of each fiscal year of the Issuer an Officer’s Certificate stating that in the course of the performance by the signer of its duties as Officer of the Issuer he or she would normally have knowledge of any Default and whether or not the signer knows of any Default that occurred during such period. If he or she does have such knowledge, the certificate

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shall describe the Default, its status and what action the Issuer is taking or proposes to take with respect thereto. At all times after a TIA Event, the Issuer also shall comply with Section 314(a)(4) of the TIA.

The Issuer shall deliver to the Trustee, as soon as possible and in any event within five Business Days after any Senior Officer of the Issuer becomes aware of the occurrence of any Event of Default or an event which, with notice or the lapse of time or both, would constitute an Event of Default, an Officer’s Certificate setting forth the details of such Event of Default or Default and the action which the Issuer proposes to take with respect thereto.

SECTION 4.10 Liens. The Issuer shall not, and shall not permit any of its Restricted Subsidiaries that are Guarantors to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Debt (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under this Indenture and the Securities are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by such Lien or such other obligations are no longer obligations of the Issuer or any of its Restricted Subsidiaries that are Guarantors; provided that:

(a) if such other Debt constitutes Subordinated Debt or is otherwise subordinate or junior in right of payment to the Obligations under this Indenture, the Securities or the Security Guarantees, such Lien is expressly made prior and senior in priority to the Lien securing such other Debt; or

(b) in any other case, such Lien ranks equally and ratably with or prior to the Lien securing the other Debt or obligations so secured.

Any Lien created for the benefit of the Holders of the Securities pursuant to this Section 4.10 shall be deemed automatically and unconditionally released and discharged upon the release and discharge of each of the Liens described above in this Section 4.10 that triggered the obligation to secure the Securities and the Security Guarantees.

SECTION 4.11 Additional Security Guarantees.

(a) If the Issuer or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the Issue Date and such Domestic Subsidiary is a guarantor of any Obligations under a Credit Facility, then that newly acquired or created Domestic Subsidiary shall become a Guarantor and execute a Security Guarantee in accordance with the provisions of this Indenture within 30 days of the later of (a) the date on which it was acquired or created or (b) on which it becomes a guarantor of such Credit Facility.

(b) Any Security Guarantee given by any Restricted Subsidiary shall be automatically released at such time as the holders of the Debt under the Credit Facility release their guarantees by such Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Debt).

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(c) Any Restricted Subsidiary that is required to become a Guarantor shall do so by executing and delivering to the Trustee a supplemental indenture hereto as provided in Section 9.01.

(d) The Issuer may elect, in its sole discretion, to cause any Subsidiary that is not otherwise required to be a Guarantor to become a Guarantor.

SECTION 4.12 Business Activities. The Issuer shall not, and shall not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as is not material to the Issuer and its Restricted Subsidiaries taken as a whole.

SECTION 4.13 Taxes. The Issuer shall pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all material taxes, assessments and governmental charges levied or imposed upon the Issuer or any Restricted Subsidiary or upon the income, profits or property of the Issuer or any Restricted Subsidiary and (ii) all lawful claims for labor, materials and supplies, which, if unpaid, might by law become a material liability or Lien upon the property of the Issuer or any Restricted Subsidiary; provided, however, that the Issuer shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim the amount, applicability or validity of which is being contested in good faith by appropriate actions and for which appropriate reserves, if necessary (in the good faith judgment of management of the Issuer), are being maintained in accordance with GAAP or where the failure to effect such payment will not be materially disadvantageous to the Holders.

SECTION 4.14 Corporate Existence. Except as otherwise provided in this Article 4 and Article 5 and as described in Schedule I to the Credit Agreement for the Senior Credit Facility, the Issuer shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and the corporate, partnership, limited liability company or other existence of each Restricted Subsidiary in accordance with their respective organizational documents (as the same may be amended from time to time); provided, however, that the Issuer shall not be required to preserve the corporate, partnership, limited liability company or other existence of any of its Restricted Subsidiaries, if its Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Issuer and its Restricted Subsidiaries, taken as a whole, and that the loss thereof is not adverse in any material respect to the Holders of the Securities.

SECTION 4.15 Limitation on Layered Debt. The Issuer shall not incur any Debt that is (a) expressly subordinate in right of payment to any Senior Debt and (b) senior in any respect in right of payment of Securities. No Restricted Subsidiary that is a Guarantor shall incur any Debt that is (a) expressly subordinate in right of payment to any Senior Debt and (b) senior in any respect in right of payment to the Security Guarantee of such Guarantor. In addition, so long as the GS Parties constitute the Required Holders, neither the Issuer nor a Restricted Subsidiary that is a Guarantor shall incur any Secured Debt (including any second lien debt or

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“first loss” tranche secured debt) which is, by its express terms, subordinated as to rights to receive proceeds of collateral to any other Secured Debt of the Issuer or a Restricted Subsidiary that is a Guarantor secured in whole or in part by the same collateral.

SECTION 4.16 Business of Holdco and its Subsidiaries. Holdco will not own any material assets, have any material liabilities or engage in any material business other than (1) the direct ownership of 100% of the Capital Stock of the Issuer, (2) the consummation of the Transactions (including the entry into other agreements relating to or necessary to consummate the Transactions), (3) the Holdco Securities, (4) (x) for so long as the Holdco Securities remain outstanding, Debt consisting of guarantees of the Senior Credit Facility and the Securities (and Holdco may enter into any agreements in connection with such Debt) and (y) thereafter, any other Debt that is not Guaranteed by the Issuer or any of its Restricted Subsidiaries, (5) customary agreements in connection with any issuance of Equity Interests otherwise permissible under the terms of this Agreement, (6) contractual obligations and activities incidental thereto (other than contractual obligations evidencing Debt) entered into in the ordinary course of and relating to Holdco’s business as a passive holding company, and (7) nonconsensual obligations imposed by operation of law.

ARTICLE 5

SUCCESSOR ISSUER

SECTION 5.01 Merger, Consolidation or Sale of All or Substantially All Assets of the Issuer.

(a) The Issuer shall not consolidate or merge with or into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person unless:

(1) the Issuer is the surviving entity or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Issuer under the Securities, this Indenture and any Registration Rights Agreement pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

(3) immediately after such transaction no Default exists;

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(4) the Issuer or the Person formed by or surviving any such consolidation or merger (if other than the Issuer), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made shall, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, either (i) be permitted to incur at least $1.00 of additional Debt pursuant to the Coverage Ratio Exception or (ii) have a Consolidated Fixed Charge Coverage Ratio at least equal to the Consolidated Fixed Charge Coverage Ratio of the Issuer for such four-quarter reference period; and

(5) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and such supplemental indenture (if any) comply with this Indenture.

(b) In addition, the Issuer may not, directly or indirectly, lease all or substantially all of its and its Restricted Subsidiaries’ properties or assets in one or more related transactions, to any other Person.

(c) Notwithstanding the foregoing, clauses (3) and (4) (and, in the case of clause (1) below, clause (5)) of Section 5.01(a) shall not apply to:

(1) the merger of Bright Horizons and the Issuer occurring on the Issue Date pursuant to the Merger Agreement;

(2) the consolidation or merger of the Issuer with or into a Restricted Subsidiary or the consolidation or merger of a Restricted Subsidiary with or into the Issuer or the transfer of assets to a Restricted Subsidiary of the Issuer or from a Restricted Subsidiary of the Issuer to the Issuer; and

(3) any merger or consolidation of the Issuer with an Affiliate formed solely for the purpose of reforming the Issuer in another jurisdiction or solely for the purpose of facilitating the formation of a direct or indirect parent of the Issuer.

(d) For purposes of this Section 5.01, the sale, assignment, transfer, lease, conveyance or other disposition (including by way of merger or consolidation) of all or substantially all of the properties and assets of one or more Restricted Subsidiaries of the Issuer, which property or assets, if held by the Issuer instead of such Restricted Subsidiaries, would constitute all or substantially all of the properties and assets of the Issuer on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer.

(e) Upon any consolidation or merger or any transfer (other than a lease) of all or substantially all of the assets of the Issuer in accordance with this Section 5.01, the successor entity formed by such consolidation or into which the Issuer is merged or to

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which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer under the Securities and this Indenture with the same effect as if such successor entity had been named in this Indenture as the Issuer, and the Issuer (except in the case of a transfer of less than all of the assets of the Issuer) shall be released from the obligations under the Securities, this Indenture and any Registration Rights Agreement.

SECTION 5.02 Merger or Consolidation of a Guarantor.

(a) No Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person (other than the Issuer or, in the case of a Guarantor, another Guarantor) unless:

(1) (A) subject to the provisions of Section 11.02(b), the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, under the Securities, this Indenture and any Registration Rights Agreement; and

(B) immediately after giving effect to such transaction, no Default exists; or

(2) the transaction is made in compliance with clauses (1) and (2) of Section 4.06(a) hereof.

(b) Upon any consolidation or merger in which a Guarantor is not the continuing corporation in accordance with (a)(1) above, except as set forth in Section 11.02(b), the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) shall succeed to, and be substituted for, and may exercise every right and power of, such Guarantor under its Guarantee, this Indenture and any Registration Rights Agreement with the same effect as if such surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) had been named as such.

ARTICLE 6

DEFAULTS AND REMEDIES

SECTION 6.01 Events of Default and Remedies.

(a) Each of the following constitutes an “Event of Default” under this Indenture:

(1) default for 30 days in the payment when due of interest, including Additional Interest, if any, on the Securities (whether or not prohibited by Article 10);

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(2) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Securities (including upon mandatory redemption), and any failure of the Issuer to make a Change of Control Offer or Asset Sale Offer when required or to purchase Securities required to be purchased in connection therewith (whether or not prohibited by Article 10);

(3) failure by the Issuer to comply with Section 5.01;

(4) failure by the Issuer for 30 days after receipt of notice from the Trustee or the Holders of at least 25% in principal amount of the then outstanding Securities specifying such failure to comply with Section 4.03, 4.04, 4.06, 4.07, 4.10, 4.15 or 4.16; provided, however, at all times while the GS Parties constitute the Required Holders, an Event of Default shall occur upon the occurrence of such failure;

(5) failure by the Issuer for 60 days after receipt of notice given to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% in aggregate principal amount of the Securities outstanding specifying such failure to comply with any other Sections of this Indenture or the Securities (other than a default referred to in clauses (1), (2), (3) and (4) above);

(6) (A) the failure by the Issuer or any Restricted Subsidiary that is a Guarantor to pay any Debt within any applicable grace period after final maturity or acceleration by the holders thereof because of a default or (B) or, while the GS Parties constitute the Required Holders, a default occurs with respect to any Debt of Holdco, the Issuer or any Restricted Subsidiary that is a Guarantor that ranks pari passu with the Securities or the relevant Security Guarantee or constitutes Subordinated Debt, which default permits the holder or holders thereof (or any trustee or agent on their behalf) to accelerate that Debt (giving effect to any applicable grace period), and, in the case of (A) or (B) the total amount of such Debt unpaid or accelerated or in default at the time exceeds $20.0 million in the aggregate for all such Debt;

(7) any judgment or decree for the payment of money in excess of $20.0 million in the aggregate for all such judgments(net of any insurance or indemnity payments actually received in respect thereof prior to or within 60 days from the entry thereof, or which are covered by insurance (unless the Issuer’s insurance carriers have denied coverage in respect thereof) in the event any appeal thereof shall be unsuccessful) is entered against Holdco, the Issuer or any Restricted Subsidiary that is a Significant Subsidiary and is not discharged,

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waived or stayed and either (A) an enforcement proceeding has been commenced by any creditor upon such judgment or decree or (B) there is a period of 60 days following the entry of such judgment or decree during which such judgment or decree is not discharged, waived or the execution thereof stayed;

(8) except as permitted by this Indenture, any Security Guarantee by a Guarantor shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Security Guarantee;

(9) Holdco, the Issuer or any Restricted Subsidiary that is a Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(i) commences a voluntary case;

(ii) consents to the entry of an order for relief against it in an involuntary case;

(iii) consents to the appointment of a Custodian of it or for any substantial part of its property;

(iv) makes a general assignment for the benefit of its creditors;

(v) or takes any comparable action under any foreign laws relating to insolvency;

(10) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against Holdco, the Issuer or any Restricted Subsidiary that is a Significant Subsidiary in an involuntary case;

(ii) appoints a Custodian of Holdco, the Issuer or any Restricted Subsidiary that is a Significant Subsidiary or for any substantial part of its property; or

(iii) orders the winding up or liquidation of Holdco, the Issuer or any Restricted Subsidiary that is a Significant Subsidiary;

or any similar relief is granted under any foreign laws and the order or decree relating thereto remains unstayed and in effect for 60 days;

(11) while the GS Parties constitute the Required Holders: (A) the occurrence of (x) any material breach of the representations and warranties contained in Section 4 of the Purchase Agreement which do not contain

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materiality or material adverse effect qualifiers or (y) any breach of the representations and warranties contained in Section 4 of the Purchase Agreement which contain materiality or material adverse effect qualifiers or (B) failure by the Issuer for 30 days after receipt of notice from the GS Parties specifying such failure to comply, or cause the compliance of, in all material respects with any of the covenants contained in the Purchase Agreement; or

(12) Holdco ceases to beneficially own, directly or indirectly, all of the Equity Interests of the Issuer.

(b) The foregoing shall constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effect by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

(c) The term “Bankruptcy Law” means Title 11, U.S. Code, or any similar federal or state law for the relief of debtors. For purposes of this Section 6.01, the term “Custodian” means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

(d) A Default under clause (4) (except as otherwise set forth in the proviso to such clause (4)) or (5) of Section 6.01(a) is not an Event of Default until the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Securities notify the Issuer in writing by registered or certified mail, return receipt requested, of the Default and the Issuer does not cure such Default within the time, if applicable, specified in clauses (4) and (5) of Section 6.01(a) after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.”

SECTION 6.02 Acceleration.

(a) If an Event of Default (other than an Event of Default specified in clause (9) or (10) of Section 6.01(a) with respect to the Issuer) occurs and is continuing, the Trustee by notice to the Issuer in writing, or the Holders of at least 25% in aggregate principal amount of the outstanding Securities by notice in writing to the Issuer, may declare the principal amount of and accrued but unpaid interest, including Additional Interest, if any, on all the Securities to be due and payable. Upon such a declaration, such principal and interest, including Additional Interest, if any, shall be due and payable immediately. Notwithstanding the foregoing, if an Event of Default specified in clause (9) or (10) of Section 6.01(a) occurs with respect to the Issuer, the principal of and interest, including Additional Interest, if any, on all the Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Securityholders.

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(b) At any time after a declaration of acceleration with respect to the Securities as described in Section 6.02(a), the Holders of a majority in aggregate principal amount of the Securities may rescind and cancel such declaration and its consequences: (i) if the rescission would not conflict with any judgment or decree; (ii) if all existing Events of Default have been cured or waived except nonpayment of principal or interest, including Additional Interest, if any, that has become due solely because of the acceleration; (iii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; and (iv) if the Issuer has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

SECTION 6.03 Other Remedies. If, at any time while the GS Parties constitute the Required Holders, unless waived by the GS Parties, a Default in the payment when due of interest on, principal of, or premium, if any, on, the Securities or an Event of Default has occurred and is continuing, then in each case the Securities will accrue interest at the stated interest rate on the Securities plus the Default Interest Rate until the earlier of such time as no such Default or such Event of Default shall be continuing (to the extent that the payment of such interest shall be legally enforceable). At any other time, any amounts payable under or in respect of the Securities not paid when due will accrue interest at the stated interest rate on the Securities plus the Default Interest Rate until such time as such amounts are paid in full, including any interest thereon (to the extent that the payment of such overdue interest shall be legally enforceable). Default interest shall be payable in cash on demand and, to the extent applicable, in accordance with Section 2.14 hereof.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of, premium, if any, or interest, including Additional Interest, if any, on the Securities or to enforce the performance of any provision of the Securities or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Securities or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Securityholder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative (to the extent permitted by law).

SECTION 6.04 Waiver of Past Defaults. The Holders of a majority in aggregate principal amount of the Securities then outstanding by notice to the Trustee may on behalf of the Holders of all of the Securities waive any existing Default and its consequences under this Indenture except a continuing Event of Default in the payment of interest, including Additional Interest, if any, on, or the principal of, the Securities. When a Default is waived, it is deemed cured and ceases to exist and any Event of Default arising therefrom shall be deemed to have been cured and waived for every purpose under this Indenture, but no such waiver shall extend to any subsequent or other Default or impair any consequent right.

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SECTION 6.05 Control by Majority. The Holders of a majority in aggregate principal amount of the Securities may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee by this Indenture. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture or, subject to Section 7.01, that the Trustee determines is unduly prejudicial to the rights of other Securityholders or would involve the Trustee in personal liability; provided, however, that the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction. Prior to taking any action hereunder, the Trustee shall be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

SECTION 6.06 Limitation on Suits. Except to enforce the right to receive payment of principal, premium, if any, or interest, including Additional Interest, if any, when due, no Securityholder may pursue any remedy with respect to this Indenture, the Securities or the Security Guarantees unless:

(a) such Holder has previously given the Trustee notice that an Event of Default is continuing or the Trustee has received such notice from the Issuer;

(b) Holders of at least 25% in aggregate principal amount of the outstanding Securities have requested the Trustee to pursue the remedy;

(c) such Holders have offered and, if requested, provided the Trustee reasonable security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(d) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer and, if requested, the provision of such security or indemnity; and

(e) the Holders of a majority in aggregate principal amount of the outstanding Securities have not given the Trustee a direction inconsistent with such request within such 60-day period.

A Securityholder shall not use this Indenture to prejudice the rights of another Securityholder or to obtain a preference or priority over another Securityholder. The limitation set forth in this Section 6.06 shall not apply to the GS Parties so long as the GS Parties constitute the Required Holders.

SECTION 6.07 Rights of Holders to Receive Payment. Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal of and interest, including Additional Interest, if any, on the Securities held by such Holder, on or after

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the respective due dates expressed in the Securities, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

SECTION 6.08 Collection Suit by Trustee. If an Event of Default specified in clause (1) or (2) of Section 6.01(a) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Issuer for the whole amount then due and owing (together with interest, including Additional Interest, if any, on any unpaid interest to the extent lawful) and the amounts provided for in Section 7.07.

SECTION 6.09 Trustee May File Proofs of Claim. The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and the Securityholders allowed in any judicial proceedings relative to the Issuer or any Guarantor, their creditors or their property and, unless prohibited by law or applicable regulations, may vote on behalf of the Holders in any election of a trustee in bankruptcy or other Person performing similar functions, and any Custodian in any such judicial proceeding is hereby authorized by each Holder to make payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the compensation, expenses, disbursements and advances of the Trustee, its agents and its counsel, and any other amounts due the Trustee under Section 7.07.

SECTION 6.10 Priorities. If the Trustee collects any money or property pursuant to this Article 6, it shall pay out the money or property in the following order:

FIRST: to the Trustee for amounts due under Section 7.07;

SECOND: to the holders of Senior Debt to the extent required by Article 10;

THIRD: to Securityholders for amounts due and unpaid on the Securities for principal and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Securities for principal and interest, respectively; and

FOURTH: to the Issuer.

The Trustee may fix a record date and payment date for any payment to Securityholders pursuant to this Section 6.10. At least 15 days before such record date, the Trustee shall send to each Securityholder and the Issuer a notice that states the record date, the payment date and amount to be paid.

SECTION 6.11 Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in the suit,

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having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07 or a suit by Holders of more than 10% in principal amount of the Securities.

SECTION 6.12 Waiver of Stay or Extension Laws. Neither the Issuer nor any Guarantor (to the extent they may lawfully do so) shall at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Issuer and each Guarantor (to the extent that they may lawfully do so) hereby expressly waive all benefit or advantage of any such law, and shall not hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law had been enacted.

SECTION 6.13 Rights and Remedies Cumulative. No right or remedy conferred or reserved to the Trustee or to the Holders under this Indenture is intended to be exclusive of any other right or remedy, and all such rights and remedies are, to the extent permitted by law, cumulative and in addition to every other right and remedy hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or exercise of any right or remedy hereunder, or otherwise, will not prevent the concurrent or subsequent assertion or exercise of any other right or remedy.

SECTION 6.14 Delay or Omission Not Waiver. No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default will impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 6 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

ARTICLE 7

TRUSTEE

SECTION 7.01 Duties of Trustee.

(a) If an Event of Default has occurred and is continuing, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent Person would exercise or use under the circumstances in the conduct of such Person’s own affairs.

(b) Except during the continuance of an Event of Default:

(1) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

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(2) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon statements, certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, in the case of any such statements, certificates or opinions that by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall examine the statements, certificates and opinions to determine whether or not they conform on their face to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c) The Trustee shall not be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:
(1) this paragraph does not limit the effect of Section 7.01(b);

(2) the Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer or Trust Officers unless it is proved in a court of competent jurisdiction that the Trustee was negligent in ascertaining the pertinent facts; and

(3) the Trustee shall not be liable with respect to any action it takes or omits to take in accordance with a direction received by it from any party authorized to direct the Trustee under this Indenture.

(d) Every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section 7.01.

(e) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuer.

(f) Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(g) No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any potential or actual liability (financial or otherwise) in the performance of any of its duties hereunder or in the exercise of any of its rights or powers, if it shall have reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(h) Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 7.01 and to the provisions of the TIA after a TIA Event has occurred.

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SECTION 7.02 Rights of Trustee. Subject to Section 7.01:

(a) The Trustee may conclusively rely, and shall be protected in acting or refraining from acting, upon any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in any such document.

(b) Before the Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate or Opinion of Counsel. No such Officer’s Certificate or Opinion of Counsel shall be at the expense of the Trustee.

(c) The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers; provided, however, that the Trustee’s conduct does not constitute willful misconduct or negligence.

(e) The Trustee may consult with counsel of its selection, and the advice or opinion of such counsel with respect to legal matters relating to this Indenture and the Securities shall be full and complete authorization and protection from liability in respect to any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

(f) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond, debenture, note or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled, to the extent permitted by law, to examine the books, records and premises of the Issuer, personally or by agent or attorney at the sole cost of the Issuer and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

(g) The Trustee shall not be required to give any note, bond or surety in respect of the execution of the trusts and powers under this Indenture.

(h) The permissive rights of the Trustee to take any action enumerated in this Indenture shall not be construed as a duty to take such action.

(i) The rights, privileges, protections, immunities and benefits given to the Trustee, including its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and to each agent, custodian and other Person employed to act hereunder.

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(j) The Trustee may request that the Issuer deliver an Officer’s Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any person authorized to sign an Officer’s Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

(k) Any request or direction of the Issuer mentioned herein shall be sufficiently evidenced by an Officer’s Certificate.

(l) The Trustee shall have no duty to inquire as to the performance of the Issuer with respect to the covenants contained in Article 4.

(m) The Trustee shall have no obligation to exercise any of the rights or powers vested by this Indenture at the request or direction of any of the Securityholders pursuant to this Indenture unless such Securityholders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

(n) The Trustee shall have no duty (i) to see to any recording, filing or depositing of this Indenture or an indenture referred to herein or any financing statement or continuation statement evidencing a security interest, or to see to the maintenance of any such recording or filing or depositing or to any recording, refiling or redepositing of any thereof or (ii) to see to any insurance.

SECTION 7.03 Individual Rights of Trustee. The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Issuer or its Affiliates with the same rights it would have if it were not Trustee. Any Paying Agent, Registrar, co registrar or co paying agent may do the same with like rights. However, the Trustee must comply with Sections 7.10 and 7.11 and Sections 310(b) and 311 of the TIA after a TIA Event has occurred.

SECTION 7.04 Trustee’s Disclaimer. The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Securities, it shall not be accountable for the Issuer’s use of the proceeds from the Securities, it shall not be responsible for any statement of the Issuer in this Indenture or in any document issued in connection with the sale of the Securities or in the Securities other than the Trustee’s certificate of authentication and no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Trustee as to the accuracy or completeness of the information included or incorporated by reference in the offering memorandum or any other information supplied in connection with the Securities.

SECTION 7.05 Notice of Defaults. If a Default occurs and is continuing and is known to the Trustee, the Trustee shall send to each Holder notice of the Default. Except in the case of a Default in the payment of principal of, premium, if any, or interest, including Additional Interest, if any, on any Security, the Trustee may withhold notice if and so long as a

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committee of its Trust Officers in good faith determines that withholding notice is in the interests of Securityholders. The Issuer shall deliver to the Trustee, forthwith upon any Senior Officer obtaining actual knowledge of any Default, written notice of any event which would constitute such Default, its status and what action the Issuer is taking or proposes to take in respect thereof. Notwithstanding anything to the contrary expressed in this Indenture, the Trustee shall not be deemed to have knowledge of any Default or Event of Default hereunder, except in the case of an Event of Default under clause (1) or (2) of Section 6.01(a) (provided that the Trustee is Paying Agent), unless and until a Trust Officer receives written notice thereof at its Corporate Trust Office, from the Issuer or a Holder that such Default has occurred.

SECTION 7.06 Reports by Trustee to Holders. At all times after a TIA Event, the Trustee shall transmit to the Holders such reports concerning the Trustee and its actions under this Indenture as may be required pursuant to the TIA at the times and in the manner provided pursuant thereto. To the extent that any such report is required by the TIA with respect to any 12-month period, such report shall cover the 12-month period ending May 15 and shall be transmitted by the next succeeding July 14. The Issuer shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer’s Certificate indicating whether the signers thereof actually know of any Default or Event of Default that occurred during the previous year.

A copy of each report at the time of its delivery to Securityholders shall be filed with the Commission and each stock exchange (if any) on which the Securities are listed. The Issuer agrees to notify promptly the Trustee whenever the Securities become listed on any stock exchange and of any delisting thereof.

SECTION 7.07 Compensation and Indemnity. The Issuer shall pay to the Trustee from time to time such compensation as is agreed to in writing by the Trustee and Issuer for the Trustee’s services hereunder. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. The Issuer shall reimburse the Trustee upon request for all reasonable out-of-pocket disbursements, advances and expenses incurred or made by it, including but not limited to costs of collection, in addition to the compensation for its services. Such expenses shall include the reasonable compensation and expenses of the Trustee’s counsel, agents, accountants and experts. The Issuer and each Guarantor, jointly and severally, shall indemnify and defend the Trustee and its officers, directors, shareholders, agents and employees (each, an “Indemnified Party”) for and hold each Indemnified Party harmless against any and all loss, damage, claims, liability or expense (including reasonable attorneys’ fees and expenses) including taxes (other than taxes based upon, measured by or determined by the income of the Trustee) incurred by them without negligence or bad faith on their part arising out of or in connection with the acceptance or administration of this Indenture or the Securities and the performance of their duties hereunder, including the cost and expense of enforcing this Indenture against the Issuer (including this Section 7.07), and defending itself against or investigating any claim or liability (whether asserted by a Holder or any other person). The Trustee, in its capacity as Paying Agent, Registrar, Custodian and agent for service of notice and demands, and the Trustee’s officers, directors, shareholders, agents and employees, when acting in such other capacity, shall have the full benefit of the foregoing

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indemnity as well as all other benefits, rights and privileges accorded to the Trustee in this Indenture when acting in such other capacity. The Trustee shall notify the Issuer of any claim for which it may seek indemnity promptly upon obtaining actual knowledge thereof; provided that any failure so to notify the Issuer shall not relieve the Issuer or any Guarantor of its indemnity obligations hereunder. The Issuer shall defend the claim and the Indemnified Party shall provide reasonable cooperation at the Issuer’s expense in the defense. Such Indemnified Parties may have one separate counsel and the Issuer shall pay the fees and expenses of such counsel; provided that the Issuer shall not be required to pay such fees and expenses if it assumes such Indemnified Parties’ defense and, in such Indemnified Parties’ reasonable judgment, there is no conflict of interest between the Issuer and such parties in connection with such defense. The Issuer need not reimburse any expense or indemnify against any loss, liability or expense incurred by an Indemnified Party through such party’s own willful misconduct, negligence or bad faith. The Issuer need not pay any settlement made without its consent (which consent shall not be unreasonably withheld). In no event shall the Issuer be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Issuer has been advised of the likelihood of such loss or damage and regardless of the form of action.

The Trustee’s right to receive payment of any amounts due under this Indenture shall not be subordinated to any other Debt of the Issuer, and the Securities shall be subordinate to the Trustee’s rights to receive such payment.

The Issuer’s payment obligations pursuant to this Section 7.07 shall survive the satisfaction or discharge of this Indenture, any rejection or termination of this Indenture under any Bankruptcy Law or the resignation or removal of the Trustee. When the Trustee incurs expenses after the occurrence of a Default specified in clause (9) or (10) of Section 6.01(a) with respect to the Issuer, the expenses are intended to constitute expenses of administration under the Bankruptcy Law.

To secure the Issuer’s payment obligations in this Section 7.07, the Trustee shall have a lien prior to the Securities on all money or property held or collected by the Trustee hereunder, except that are held in trust to pay amounts due on the Securities.

SECTION 7.08 Replacement of Trustee. The Trustee may resign at any time by so notifying the Issuer in writing. The Holders of a majority in principal amount of the Securities may remove the Trustee by so notifying the Trustee and the Issuer in writing and may appoint a successor Trustee. The Issuer shall remove the Trustee if:

(a) the Trustee fails to comply with Section 7.10;

(b) the Trustee is adjudged bankrupt or insolvent;

(c) a receiver or other public officer takes charge of the Trustee or its property; or

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(d) the Trustee otherwise becomes incapable of acting.

If the Trustee resigns, is removed by the Issuer or by the Holders of a majority in principal amount of the Securities and such Holders do not reasonably promptly appoint a successor Trustee, or if a vacancy exists in the office of Trustee for any reason (the Trustee in such event being referred to herein as the “retiring Trustee”), the Issuer shall promptly appoint a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall send a notice of its succession to Securityholders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the Lien provided for in Section 7.07.

If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee or the Holders of at least 10% in aggregate principal amount of the Securities may petition any court of competent jurisdiction for the appointment of a successor Trustee at the expense of the Issuer.

If the Trustee fails to comply with Section 7.10, any Securityholder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

Notwithstanding the replacement of the Trustee pursuant to this Section 7.08, the Issuer’s and Guarantors’ obligations under Section 7.07 shall continue for the benefit of the retiring Trustee.

SECTION 7.09 Successor Trustee by Merger, Etc. If the Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another corporation or banking association, the resulting, surviving or transferee corporation without any further act shall be the successor Trustee, provided, that such Person shall be qualified and eligible under this Article 7.

In case at the time such successor or successors by consolidation, merger, conversion or transfer shall succeed to the trusts created by this Indenture, any of the Securities shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee, and deliver such Securities so authenticated; and in case at that time any of the Securities shall not have been authenticated, any successor to the Trustee may authenticate such Securities either in the name of any predecessor hereunder or in the name of the successor to the Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Securities or this Indenture provided that the certificate of the Trustee shall have.

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SECTION 7.10 Eligibility; Disqualification. After the occurrence of a TIA Event, the Trustee shall at all times satisfy the requirements of TIA § 310(a). The Trustee shall have a combined capital and surplus of at least $50.0 million as set forth in its most recent published annual report of condition. After the occurrence of a TIA Event, the Trustee shall comply with TIA § 310(b); provided, however, that there shall be excluded from the operation of TIA § 310(b)(1) any indenture or indentures under which other securities or certificates of interest or participation in other securities of the Issuer are outstanding if the requirements for such exclusion set forth in TIA § 310(b)(1) are met.

SECTION 7.11 Preferential Collection of Claims Against Issuer. After the occurrence of a TIA Event, the Trustee shall comply with TIA § 311(a), excluding any creditor relationship listed in TIA § 311(b). A Trustee who has resigned or been removed shall be subject to TIA § 311(a) to the extent indicated therein.

ARTICLE 8

DISCHARGE OF INDENTURE; DEFEASANCE

SECTION 8.01 Legal Defeasance and Covenant Defeasance.

(a) The Issuer may, at the option of its Board of Directors evidenced by a resolution set forth in an Officer’s Certificate, at any time, elect to have either Section 8.01(b) or 8.01(c) be applied to all outstanding Securities upon compliance with the conditions set forth below in this Article 8.

(b) Upon the Issuer’s exercise under Section 8.01(a) of the option applicable to this Section 8.01(b), the Issuer and each Guarantor shall, subject to the satisfaction of the conditions set forth in Section 8.02, be deemed to have been discharged from their obligations with respect to the Securities and any Security Guarantees on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Issuer and each Guarantor shall be deemed to have paid and discharged the entire Debt represented by the outstanding Securities and any Security Guarantee, which Securities and Security Guarantees shall thereafter be deemed to be “outstanding” only for the purposes of Section 8.04 and the other Sections of this Indenture referred to in (i) and (ii) below, and to have satisfied all their other obligations under the Securities and this Indenture (and the Trustee, on demand of and at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder: (i) the rights of Holders of outstanding Securities to receive solely from the trust fund described in this Article 8, as more fully set forth in such Article, payments in respect of the principal of, premium, if any, and interest, including Additional Interest, if any, on such Securities when such payments are due, (ii) the Issuer’s obligations with respect to the Securities under Article 2 and Sections 4.01, 7.07 and 7.08, which shall survive until the Securities have been paid in full (thereafter, the Issuer’s obligations in Section 7.02 and Section 7.07 shall survive), and (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the

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Issuer’s and the Guarantor’s obligations in connection therewith and (iv) this Section 8.01 and Section 8.02. Subject to compliance with this Article 8, the Issuer may exercise its Legal Defeasance option notwithstanding the prior exercise of its Covenant Defeasance option.

(c) Upon the Issuer’s exercise under Section 8.01(a) of the option applicable to this Section 8.01(c) subject to the satisfaction of the conditions set forth in Section 8.02, each Guarantor shall be released from its Security Guarantee and the Issuer and each Guarantor shall be released from their obligations under Sections 4.02, 4.03, 4.04, 4.05, 4.06, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.14, 4.15, 4.16, 5.01(a)(4) and 5.02 with respect to the outstanding Securities on and after the date the conditions set forth below are satisfied (hereinafter, “Covenant Defeasance”), and the Securities shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration of act of Holders (and the consequences of any thereof) in connection with such Sections, but shall continue to be deemed “outstanding” for all the other purposes hereunder. For this purpose, Covenant Defeasance means that, with respect of any term, condition or limitation set forth in any such Section, whether directly or indirectly, by reason of any reference elsewhere herein to any such Section or by reason of any reference in any such Section to any other provision herein or in any other document and such omission to comply shall not constitute a Default, but, except as specified above, the remainder of this Indenture and such Securities shall be unaffected thereby. In addition, upon the Issuer’s exercise of its Covenant Defeasance option, subject to the satisfaction of the conditions set forth in Section 8.02, Sections 6.01(a)(3) (with respect to compliance with Section 5.01(a)(4)), 6.01(a)(4) (with respect to Sections 4.03, 4.04, 4.06, 4.07, 4.10, 4.15 and 4.16), 6.01(a)(5) (with respect to compliance with Sections 4.02, 4.05, 4.08, 4.09, 4.11, 4.12, 4.13 and 4.14), 6.01(a)(6), 6.01(a)(7), 6.01(a)(9), 6.01(a)(10) (with respect to Restricted Subsidiaries of the Issuer only), Section 6.01(a)(10) (with respect to Restricted Subsidiaries of the Issuer only), 6.01(a)(11) and 6.01(a)(12) shall not constitute Events of Default.

SECTION 8.02 Conditions to Legal or Covenant Defeasance. In order to exercise either Legal Defeasance or Covenant Defeasance:

(a) the Issuer must irrevocably deposit with the Trustee (or another qualifying trustee; for purposes of this Section 8.02 and Section 8.04, the term “Trustee” shall include such other qualifying trustee), in trust, for the benefit of the Holders, cash in United States dollars, Government Notes, or a combination thereof, in such amounts as shall be sufficient (without reinvestment), in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest, including Additional Interest, if any, on the outstanding Securities on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuer must specify whether the Securities are being defeased to maturity or to a particular redemption date;

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(b) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions: (A) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, the Holders of the outstanding Securities will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel in the United States, reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Outstanding Securities will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d) no Default (other than a Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing) shall have occurred and be continuing on the date of such deposit;

(e) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Issuer or any of its Restricted Subsidiaries is a party or by which the Issuer or any of its Restricted Subsidiaries is bound;

(f) the Issuer shall have delivered to the Trustee an Opinion of Counsel (subject to customary assumptions and qualifications) to the effect that, assuming no intervening bankruptcy of the Issuer or any Guarantor between the date of deposit and the 91st day following the deposit and assuming that no Holder is an “insider” of the Issuer under applicable bankruptcy law, after the 91st day following the deposit, the trust funds shall not be subject to the effect of Section 547 of the United States Bankruptcy Code or any analogous New York State law provision;

(g) the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or the Guarantors, as applicable, or others; and

(h) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions), each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance (other than the expiration of the 91-day period referred to above) have been complied with.

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SECTION 8.03 Satisfaction and Discharge of Indenture. Upon the request of the Issuer, this Indenture shall cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Securities, as expressly provided for herein or pursuant hereto), the Issuer and the Guarantors shall be discharged from their obligations under the Securities and the Security Guarantees, and the Trustee, at the expense of the Issuer, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, the Security Guarantees, any Registration Rights Agreement and the Securities when:

(a) either (i) all the Securities theretofore authenticated and delivered (other than mutilated, destroyed, lost or stolen Securities that have been replaced or paid) have been delivered to the Trustee for cancellation or (ii) all Securities not theretofore delivered to the Trustee for cancellation (A) have become due and payable, (B) will become due and payable at maturity within one year or (C) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer, in the case of (A), (B) or (C) above, has irrevocably deposited or caused to be deposited with the Trustee funds in trust for such purpose in an amount sufficient to pay and discharge the entire Debt on such Securities not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any, on) and interest on the Securities to the date of such deposit (in the case of Securities that have become due and payable) or to the Stated Maturity or redemption date, as the case may be and any Additional Interest, if any, thereon;

(b) the Issuer has paid or caused to be paid all sums payable under this Indenture by the Issuer; and

(c) the Issuer has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions), each stating that all conditions precedent provided in this Indenture relating to the satisfaction and discharge of this Indenture, the Security Guarantees and the Securities have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Issuer to the Trustee under Section 7.02 and Section 7.07 and, if money shall have been deposited with the Trustee pursuant to clause (a)(ii) of this Section 8.03, the obligations of the Trustee and the Paying Agent under Section 8.04 and Section 2.04 shall survive.

SECTION 8.04 Deposited Money and Government Notes to Be Held in Trust; Miscellaneous Provisions. Subject to Section 8.05, all money and Government Notes (including the proceeds thereof) deposited with the Trustee pursuant to Section 8.02 or 8.03 in respect of the outstanding Securities shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any

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Paying Agent (including the Issuer acting as Paying Agent) as the Trustee may determine, to the Holders of such Securities of all sums due and to become due thereon in respect of principal, premium, if any, and interest, including Additional Interest, if any, but such money need not be segregated from other funds except to the extent required by law.

Anything in this Article 8 to the contrary notwithstanding, the Trustee shall deliver or pay to the Issuer from time to time upon the request of the Issuer any money or Government Notes held by it as provided in Section 8.02 or 8.03 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.02(a)), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance or satisfaction and discharge of the Indenture.

SECTION 8.05 Repayment to Issuer. Any money deposited with the Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of, premium or interest, including Additional Interest, if any, on any Security and remaining unclaimed for two years after such principal, premium or interest, including Additional Interest, if any, has become due and payable shall be paid to the Issuer on its request or (if then held by the Issuer) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Issuer, cause to be published once, in the New York Times (national edition) and the Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining shall be repaid to the Issuer.

SECTION 8.06 Reinstatement. If the Trustee or Paying Agent is unable to apply any United States dollars or Government Notes in accordance with this Article 8 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Issuer’s obligations under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to this Article 8 until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with this Article 8; provided, however, that, if the Issuer or any Guarantor makes any payment of principal of, premium or interest, including Additional Interest, if any, on any Security following the reinstatement of its obligations, the Issuer or any Guarantor, as the case may be, shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money held by the Trustee or Paying Agent.

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ARTICLE 9

AMENDMENTS

SECTION 9.01 Without Consent of Holders. The Issuer, the Guarantors and the Trustee may amend or supplement this Indenture, the Securities or the Security Guarantees without notice to or consent of any Securityholder:

(a) to cure any ambiguity, mistake, defect or inconsistency;

(b) to provide for uncertificated Securities in addition to or in place of certificated Securities;

(c) to provide for the assumption of the Issuer’s or any Guarantor’s obligations to Holders in the case of a merger, consolidation or sale of assets;

(d) to release any Security Guarantee in accordance with Section 11.02(b);

(e) to provide for additional Guarantors;

(f) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Guarantor;

(g) to evidence and provide for the acceptance and appointment under this Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(h) to make any amendment to the provisions of this Indenture relating to the transfer and legending of Securities as permitted by this Indenture, including to facilitate the issuance and administration of the Securities; provided, however, that (i) compliance with this Indenture as so amended would not result in Securities being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not adversely affect the rights of Holders to transfer Securities;

(i) to make any change that would provide any additional rights or benefits to the Holders or that, as determined by the Board of Directors of the Issuer in good faith, does not adversely affect the legal rights of any such Holder under this Indenture; or

(j) to comply with requirements of the Commission in order to effect or maintain the qualification of this Indenture under the TIA after a TIA Event has occurred.

After an amendment or supplement under this Section 9.01 becomes effective, the Issuer shall send to Securityholders a notice briefly describing such amendment or supplement. The failure to give such notice to all Securityholders, or any defect therein, shall not impair or affect the validity of an amendment or supplement under this Section 9.01.

Upon the request of the Issuer accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon receipt by

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the Trustee of the documents described in Section 7.02 hereof, the Trustee shall join with the Issuer and the Guarantors in the execution of any amended or supplemental indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to enter into such amended or supplemental indenture that affects its own rights, duties or immunities under this Indenture or otherwise. Notwithstanding the foregoing, no Opinion of Counsel shall be required in connection with the addition of a Guarantor under this Indenture upon execution and delivery by such Guarantor and the Trustee of a supplemental indenture to this Indenture, the form of which is attached as Exhibit I hereto, and delivery of an Officer’s Certificate.

SECTION 9.02 With Consent of Holders. The Issuer, the Guarantors and the Trustee may amend or supplement this Indenture, the Securities or the Security Guarantees without notice to any Securityholder but with the written consent of the Holders of at least a majority in principal amount of the Securities then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Securities), and any existing default or compliance with any provisions of this Indenture, the Securities and the Security Guarantees may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Securities (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Securities). Notwithstanding the foregoing, (I) without the consent of each Securityholder affected, an amendment, supplement or waiver shall not (with respect to any Securities held by a non-consenting Holder):

(a) reduce the principal amount of the Securities whose Holders must consent to an amendment, supplement or waiver;

(b) reduce the principal amount or change the fixed maturity of any Security, reduce any premium payable upon, or change the dates (to earlier dates) of, redemption of any Security (other than provisions applicable to Section 4.06 or 4.08);

(c) reduce the rate of or change the time for payment of interest on any Security;

(d) waive a Default in the payment of principal of or premium, if any, or interest, including Additional Interest, if any, on the Securities (except a rescission of acceleration of the Securities by the Holders of at least a majority in aggregate principal amount of the Securities then outstanding and a waiver of the payment default that resulted from such acceleration);

(e) make any Security payable in money other than that stated in the Securities;

(f) impair the rights of the Holders to receive payments of principal of or premium, if any, or interest, including Additional Interest, if any, on the Securities on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to the Securities;

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(g) after the time a Change of Control Offer or Asset Sale Offer is required to have been made, reduce the purchase amount or price or extend the latest expiration date or purchase date thereunder;

(h) make any change in Section 9.01 or this Section 9.02; or

(i) except as permitted by Section 11.02(b), release any Security Guarantee;

and (II) no provision of this Indenture that applies only while the GS Parties constitute the Required Holders shall be amended or waived without the consent of such of the GS Parties who then are the Holders of the Securities.

It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Issuer shall send to Securityholders a notice briefly describing such amendment, supplement or waiver. The failure to give such notice to all Securityholders, or any defect therein, shall not impair or affect the validity of an amendment, supplement or waiver under this Section.

SECTION 9.03 Compliance with Trust Indenture Act. Every amendment, supplement or waiver to this Indenture or the Securities effected after the occurrence of a TIA Event shall comply with the TIA as then in effect.

SECTION 9.04 Revocation and Effect of Consents and Waivers. A consent to an amendment, supplement or waiver by a Holder of a Security shall bind the Holder and every subsequent Holder of that Security or portion of the Security that evidences the same debt as the consenting Holder’s Security, even if notation of the consent or waiver is not made on the Security. However, any such Holder or subsequent Holder may revoke the consent or waiver as to such Holder’s Security or portion of the Security if the Trustee receives written notice of revocation before the date the requisite number of consents are received by the Issuer or the Trustee. After an amendment, supplement or waiver becomes effective, it shall bind every Securityholder. An amendment or waiver becomes effective once the requisite number of consents are received by the Issuer or the Trustee and any other conditions to effectiveness of such consent specified in the amendment or waiver are satisfied.

The Issuer may, but shall not be obligated to, fix a record date for the purpose of determining the Securityholders entitled to give their consent or take any other action described above or required or permitted to be taken pursuant to this Indenture. If a record date is fixed, then notwithstanding the immediately preceding paragraph, those Persons who were Securityholders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to give such consent or to revoke any consent previously given or to take any such action, whether or not such Persons continue to be Holders after such record date.

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SECTION 9.05 Notation on or Exchange of Securities. If an amendment, supplement or waiver changes the terms of a Security, the Trustee may require the Holder of the Security to deliver it to the Trustee. The Trustee may place an appropriate notation on the Security regarding the changed terms and return it to the Holder. Alternatively, if the Issuer or the Trustee so determines, the Issuer in exchange for the Security shall issue and the Trustee shall, upon receipt of an Issuer Request, authenticate a new Security that reflects the changed terms. Failure to make the appropriate notation or to issue a new Security shall not affect the validity of such amendment, supplement or waiver.

SECTION 9.06 Trustee to Sign Amendments. The Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article 9 if the amendment, supplement or waiver does not adversely affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may but need not sign it. In signing such amendment, supplement or waiver the Trustee shall be entitled to receive indemnity satisfactory to it and to receive, and (subject to Section 7.01) shall be fully protected in relying upon, an Officer’s Certificate and an Opinion of Counsel stating that such amendment, supplement or waiver is authorized or permitted by this Indenture that such amendment, supplement or waiver is the legal, valid and binding obligation of the Issuer and the Guarantors enforceable against them in accordance with its terms, subject to customary exceptions, and complies with the provisions hereof (including Section 9.03). Notwithstanding the foregoing, no Opinion of Counsel will be required for the Trustee to execute any amendment or supplement adding a new Guarantor under this Indenture.

ARTICLE 10

SUBORDINATION OF THE SECURITIES

SECTION 10.01 Agreement to Subordinate. The Issuer agrees, and each Securityholder by accepting a Security agrees, that the Debt evidenced by the Securities is subordinated in right of payment, to the extent and in the manner provided in this Article 10, to the prior payment in full in cash or Cash Equivalents of all existing and future Senior Debt of the Issuer and that the subordination is for the benefit of and enforceable by the holders of Senior Debt of the Issuer. The Securities shall in all respects rank pari passu with all other Pari Passu Debt of the Issuer and only Debt of the Issuer that is Senior Debt shall rank senior to the Securities in accordance with the provisions set forth herein. All provisions of this Article 10 shall be subject to Section 10.12.

SECTION 10.02 Liquidation, Dissolution, Bankruptcy. Upon any payment or distribution to creditors of the Issuer in a liquidation or dissolution of the Issuer or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Issuer or its property, an assignment for the benefit of creditors or any marshaling of the Issuer’s assets and liabilities for the benefit of creditors, the holders of Senior Debt shall be entitled to receive payment in full, in cash or Cash Equivalents, of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt, whether or not allowed or allowable in such proceeding) before the Holders of Securities shall be entitled to receive any payment with respect to the Securities, and

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until all Obligations with respect to Senior Debt are paid in full, in cash or Cash Equivalents, any payment or distribution to which the Holders of Securities would be entitled shall be made to the holders of Senior Debt, except that Holders of Securities may receive and retain:

(a) Permitted Junior Securities; and

(b) payments made from the trust described under Article 8 so long as, on the date or dates the respective amounts were paid into the trust, such payments were made with respect to the Securities without violating the provisions of this Article 10).

SECTION 10.03 Default on Senior Debt.

(a) The Issuer shall not make any payment or distribution upon or in respect of the Securities (except from the trust described under Article 8) if:

(1) a default in the payment of any Obligations with respect to Designated Senior Debt of the Issuer occurs and is continuing beyond any applicable grace period (a “payment default”) or any other default on Designated Senior Debt of the Issuer occurs and the maturity of such Designated Senior Debt is accelerated and not paid in full, in cash or Cash Equivalents, in accordance with its terms; or

(2) a default, other than a payment default, occurs and is continuing with respect to Designated Senior Debt of the Issuer that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity (a “non-payment default”) and, in the case of this clause (2) only, the Trustee receives a notice of such default (a “Payment Blockage Notice”) from the Issuer, a Representative for, or the holders of a majority of the outstanding principal amount of, any issue of Designated Senior Debt.

(b) Payments on the Securities may and shall be resumed:

(1) in the case of a payment default, upon the date on which such default is cured or waived and, in the case of any such Designated Senior Debt that has been accelerated, such acceleration has been rescinded; and

(2) in case of a non-payment default, the earliest of (I) the date on which such non-payment default is cured or waived, (II) 179 days after the date on which the applicable Payment Blockage Notice is received, and (III) the date on which the Trustee receives notice from the Representative for such Designated Senior Debt of the Issuer rescinding the Payment Blockage Notice (such period beginning upon the delivery of a Payment Blockage Notice and ending on the earlier of clauses (I) to (III), the “Payment Blockage Period”), unless the maturity of any such Designated Senior Debt has been accelerated.

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(c) No new Payment Blockage Notice may be delivered unless and until:

(1) 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

(2) all scheduled payments of principal, interest and premium, if any, on the Securities that have come due have been paid in full in cash.

(d) No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.

(e) In any event, notwithstanding the foregoing, (x) no more than one Payment Blockage Period may be commenced during any 360-day period and there shall be a period of at least 181 days during each 360-day period when no Payment Blockage Period is in effect and (y) so long as there shall remain outstanding Designated Senior Debt under the Senior Credit Facility, a Payment Blockage Notice may only be given by the Representatives thereunder.

SECTION 10.04 Acceleration of Payment of Securities. If payment of the Securities is accelerated because of an Event of Default, the Issuer shall promptly notify the Representative of the lenders under the Senior Credit Facility of the acceleration. If payment on the Securities is accelerated prior to the payment in full in cash of all Designated Senior Debt, the Issuer may not make any payment with respect to the Securities until five business days after the holders of such Designated Senior Debt (or their representatives) have received written notice of such acceleration, and then only to the extent not prohibited by this Article 10.

SECTION 10.05 When Distribution Must Be Paid Over.

(a) If the Trustee, any Paying Agent or any Holder receives a payment in respect of the Securities (except in Permitted Junior Securities or from the trust described under Article 8) when:

(1) the payment is prohibited by this Article 10; and

(2) the Trustee, Paying Agent or the Holder has actual knowledge that the payment is prohibited;

the Trustee, Paying Agent or the Holder, as the case may be, shall hold the payment in trust for the benefit of the holders of Senior Debt of the Issuer. Upon the written request of the holders of such Senior Debt, the Trustee, Paying Agent or Holder, as the case may be, shall deliver the amounts in trust to the holders of such Senior Debt or their Representative.

(b) Notwithstanding the foregoing, the Trustee or any Paying Agent may continue to make payments on the Securities and shall not be charged with knowledge of

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the existence of facts that would prohibit the making of any such payments unless, not less than three Business Days prior to the date of such payment, a Trust Officer of the Trustee or Paying Agent receives written notice satisfactory to it that payments may not be made under this Article 10. The Issuer, the Registrar or co-registrar, any Paying Agent, a Representative or a holder of Senior Debt of the Issuer may give the notice; provided, however, that, if an issue of Senior Debt of the Issuer has a Representative, only the Representative may give the notice. The Trustee or Paying Agent shall be entitled to rely on the delivery to it of a written notice by a Person representing himself or itself to be a holder of any Senior Debt of the Issuer (or a Representative of such holder) to establish that such notice has been given by a holder of such Senior Debt of the Issuer or a Representative thereof.

SECTION 10.06 Subrogation. If and when all Senior Debt of the Issuer is paid in full and until the Securities are paid in full, Securityholders shall be subrogated to the rights of holders of Senior Debt of the Issuer to receive distributions applicable to Senior Debt of the Issuer. A distribution made under this Article 10 to holders of Senior Debt of the Issuer which otherwise would have been made to Securityholders is not, as between the Issuer and Securityholders, a payment by the Issuer on Senior Debt of the Issuer.

SECTION 10.07 Relative Rights. This Article 10 defines the relative rights of Securityholders and holders of Senior Debt of the Issuer. Nothing in this Indenture shall:

(a) impair, as between the Issuer and Securityholders, the obligation of the Issuer, which is absolute and unconditional, to pay principal of and interest on the Securities in accordance with their terms;

(b) prevent the Trustee or any Securityholder from exercising its available remedies upon a Default, subject to the rights of holders of Senior Debt of the Issuer to receive distributions otherwise payable to Securityholders; or

(c) affect the relative rights of Securityholders and creditors of the Issuer other than their rights in relation to the holders of Senior Debt.

SECTION 10.08 Subordination May Not Be Impaired by Issuer. No right of any holder of Senior Debt of the Issuer to enforce the subordination of the Debt evidenced by the Securities shall be impaired by any act or failure to act by the Issuer or by its failure to comply with this Indenture.

SECTION 10.09 Rights of Trustee and Paying Agent. The Trustee (or any Authenticating Agent hereunder) in its individual or any other capacity may hold Senior Debt of the Issuer with the same rights it would have if it were not Trustee (or Authenticating Agent hereunder). The Registrar and any co-registrar and any Paying Agent may do the same with like rights. The Trustee (and any Authenticating Agent hereunder), the Registrar, any co-registrar and any Paying Agent shall be entitled to all the rights set forth in this Article 10 with respect to any Senior Debt of the Issuer which may at any time be held by them, to the same extent as any

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other holder of Senior Debt of the Issuer; and nothing in Article 7 shall deprive the Trustee (or any Authenticating Agent hereunder) or any such other Person of any of its rights as such holder. Nothing in this Article 10 shall apply to claims of, or payments to, the Trustee under or pursuant to Section 7.07.

SECTION 10.10 Distribution or Notice to Representative. Whenever a distribution is to be made or a notice given to holders of Senior Debt of the Issuer, the distribution may be made and the notice given to their Representative (if any).

SECTION 10.11 Article 10 Not to Prevent Events of Default or Limit Right to Accelerate. The failure to make a payment pursuant to the Securities by reason of any provision in this Article 10 shall not be construed as preventing the occurrence of a Default. Nothing in this Article 10 shall have any effect on the right of the Securityholders or the Trustee to accelerate the maturity of the Securities.

SECTION 10.12 Trust Moneys Not Subordinated. Notwithstanding anything contained herein to the contrary, payments from money or the proceeds of Government Notes held in trust under Article 8 by the Trustee for the payment of principal of and interest on the Securities shall not be subordinated to the prior payment of any Senior Debt of the Issuer or subject to the restrictions set forth in this Article 10, and none of the Securityholders shall be obligated to pay over any such amount to the Issuer or any holder of Senior Debt of the Issuer or any other creditor of the Issuer, so long as the deposit of money or Government Notes into such trust was made in accordance with the provisions of Article 8 and did not violate the provisions of this Article 10 at the time such deposit was made.

SECTION 10.13 Trustee Entitled to Rely. Upon any payment or distribution pursuant to this Article 10, the Trustee, any Paying Agent and the Securityholders shall be entitled to rely (i) upon any order or decree of a court of competent jurisdiction in which any proceedings of the nature referred to in Section 10.02 are pending, (ii) upon a certificate of the liquidating trustee or agent or other Person making such payment or distribution to the Trustee or to the Securityholders or (iii) upon the Representative for the holders of Senior Debt of the Issuer for the purpose of ascertaining the Persons entitled to participate in such payment or distribution, the holders of the Senior Debt of the Issuer and other Debt of the Issuer, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 10. In the event that the Trustee or Paying Agent determines, in good faith, that evidence is required with respect to the right of any Person as a holder of Senior Debt of the Issuer to participate in any payment or distribution pursuant to this Article 10, the Trustee or Paying Agent may request such Person to furnish evidence to the reasonable satisfaction of the Trustee or Paying Agent as to the amount of Senior Debt of the Issuer held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and other facts pertinent to the rights of such Person under this Article 10, and, if such evidence is not furnished, the Trustee or Paying Agent may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment. Sections 7.01 and 7.02 shall be applicable to all actions or omissions of actions by the Trustee or Paying Agent pursuant to this Article 10.

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SECTION 10.14 Trustee to Effectuate Subordination. Each Securityholder by accepting a Security authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to acknowledge or effectuate the subordination between the Securityholders and the holders of Senior Debt of the Issuer as provided in this Article 10 and appoints the Trustee as attorney-in-fact for any and all such purposes. If the Trustee does not file a proper proof of claim or proof of debt in the form required in any proceeding referred to in Section 6.09 hereof at least 30 days before expiration of the time to file such claim, the holders of any Senior Debt or their Representatives are hereby authorized to file an appropriate claim for and on behalf of the Holders of the Notes.

SECTION 10.15 Trustee Not Fiduciary for Holders of Senior Debt. With respect to the holders of Senior Debt of the Issuer, the Trustee undertakes to perform or to observe only such of its covenants and obligations as are specifically set forth in this Article 10. The Trustee or Paying Agent shall not be deemed to owe any fiduciary or other duty to the holders of Senior Debt of the Issuer and shall not be liable to any such holders if it shall mistakenly pay over or distribute to Securityholders or the Issuer or any other Person, money or assets to which any holders of Senior Debt of the Issuer shall be entitled by virtue of this Article 10 or otherwise.

SECTION 10.16 Reliance by Holders of Senior Debt on Subordination Provisions. Each Securityholder by accepting a Security acknowledges and agrees that the foregoing subordination provisions are, and are intended to be, an inducement and a consideration to each holder of any Senior Debt of the Issuer, whether such Senior Debt was created or acquired before or after the issuance of the Securities, to acquire and continue to hold, or to continue to hold, such Senior Debt and such holder of Senior Debt shall be deemed conclusively to have relied on such subordination provisions in acquiring and continuing to hold, or in continuing to hold, such Senior Debt.

SECTION 10.17 Trustee’s Compensation Not Prejudiced. Nothing in this Article 10 shall apply to amounts due to the Trustee pursuant to other sections of this Indenture.

ARTICLE 11

SECURITY GUARANTEES

SECTION 11.01 Security Guarantees.

(a) Each Guarantor hereby jointly and severally unconditionally and irrevocably guarantees, as a primary obligor and not merely as a surety, to each Holder and to the Trustee and its successors and assigns (i) the full and punctual payment of principal of, premium, if any, and interest on the Securities when due, whether at maturity, by acceleration, by redemption or otherwise, subject to any applicable grace period, and all other monetary obligations of the Issuer under this Indenture (including obligations to the Trustee) and the Securities and (ii) the full and punctual performance within applicable grace periods of all other obligations of the Issuer, whether for expenses, indemnification or otherwise under this Indenture and the Securities (all of the foregoing being hereinafter collectively called the “Guaranteed Obligations”).

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Each Guarantor further agrees that the Guaranteed Obligations may be extended or renewed, in whole or in part, without notice or further assent from each such Guarantor, and that each such Guarantor shall remain bound under this Article 11 notwithstanding any extension or renewal of any Guaranteed Obligation.

(b) Each Guarantor waives presentation to, demand of, payment from and protest to the Issuer of any of the Guaranteed Obligations and also waives notice of protest for nonpayment. Each Guarantor waives notice of any default under the Securities or the Guaranteed Obligations. The obligations of each Guarantor hereunder shall not be affected by (i) the failure of any Holder or the Trustee to assert any claim or demand or to enforce any right or remedy against the Issuer or any other Person under this Indenture, the Securities or any other agreement or otherwise; (ii) any extension or renewal of any Guaranteed Obligations; (iii) any rescission, waiver, amendment or modification of any of the terms or provisions of this Indenture, the Securities or any other agreement; (iv) the release of any security held by any Holder or the Trustee for the Guaranteed Obligations or any of them; (v) the failure of any Holder or Trustee to exercise any right or remedy against any other guarantor of the Guaranteed Obligations; or (vi) any change in the ownership of such Guarantor, except as provided in Section 11.02(b).

(c) Each Guarantor further agrees that its Security Guarantee herein constitutes a Guarantee of payment, performance and compliance when due (and not a guarantee of collection) and waives any right to require that any resort be had by any Holder or the Trustee to any security held for payment of the Guaranteed Obligations. Each Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and any notice not provided for herein, as well as any requirement that at any time any action be taken by any Person against the Issuer or any other Person. To the extent permitted by applicable law, the obligations of each Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations or otherwise. To the extent permitted by applicable law, without limiting the generality of the foregoing, the obligations of each Guarantor herein shall not be discharged or impaired or otherwise affected by the failure of any Holder or the Trustee to assert any claim or demand or to enforce any remedy under this Indenture, the Securities or any other agreement, by any waiver or modification of any thereof, by any default, failure or delay, willful or otherwise, in the performance of the Guaranteed Obligations, or by any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of any Guarantor or would otherwise operate as a discharge of any Guarantor as a matter of law or equity.

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(d) Each Guarantor further agrees that its Security Guarantee herein shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of principal of or interest on any Guaranteed Obligation is rescinded or must otherwise be restored by any Holder or the Trustee upon the bankruptcy or reorganization of the Issuer or otherwise.

(e) In furtherance of the foregoing and not in limitation of any other right which any Holder or the Trustee has at law or in equity against any Guarantor by virtue hereof, upon the failure of the Issuer to pay the principal of or premium, if any, or interest on any Guaranteed Obligation when and as the same shall become due, whether at maturity, by acceleration, by redemption or otherwise, or to perform or comply with any other Guaranteed Obligation, each Guarantor hereby promises to and shall, upon receipt of written demand by the Trustee, forthwith pay, or cause to be paid, in cash, to the Holders or the Trustee an amount equal to the sum of (i) the unpaid principal amount of such Guaranteed Obligations, (ii) accrued and unpaid interest or premium, if any, on such Guaranteed Obligations (but only to the extent not prohibited by law) and (iii) all other monetary Guaranteed Obligations of the Issuer to the Holders and the Trustee.

(f) Each Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any Guaranteed Obligations guaranteed hereby until payment in full of all Guaranteed Obligations. To the extent permitted by applicable law, each Guarantor further agrees that, as between it, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the Guaranteed Obligations guaranteed hereby may be accelerated as provided in Article 6 for the purposes of any Security Guarantee herein, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Guaranteed Obligations guaranteed hereby, and (y) in the event of any declaration of acceleration of such Guaranteed Obligations as provided in Article 6, such Guaranteed Obligations (whether or not due and payable) shall forthwith become due and payable by such Guarantor for the purposes of this Section 11.01.

(g) Each Guarantor also agrees to pay any and all costs and expenses (including reasonable attorneys’ fees and expenses) incurred by the Trustee or any Holder in enforcing any rights under this Section 11.01.

SECTION 11.02 Limitation on Liability; Release.

(a) Any term or provision of this Indenture to the contrary notwithstanding, the maximum, aggregate amount of the obligations guaranteed hereunder by any Guarantor shall not exceed the maximum amount that can be guaranteed (after giving effect to all its Guarantees of Debt under the Senior Credit Facility) without rendering this Indenture, as it relates to such Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

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(b) In the event of:

(1) a sale or other disposition of all or substantially all of the assets of any Guarantor, by way of merger, consolidation or otherwise;

(2) the sale or other disposition of Capital Stock of any Guarantor if as a result of such disposition, such Person ceases to be a Subsidiary of the Issuer;

(3) the release or discharge of the guarantee by such Guarantor of the Senior Credit Facilities or the guarantee which resulted in the creation of such Securities Guarantee, except a discharge or release by or as a result of payment under such guarantee;

(4) the proper designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary; or

(5) the Issuer exercising Legal Defeasance or Covenant Defeasance in accordance with Article 8 hereof or the Issuer’s obligations under this Indenture being discharged in accordance with the terms of this Indenture; and

then the Person acquiring such assets (in the case of clause (1) and notwithstanding Section 5.02) or such Guarantor (in the case of clause (2), (3), (4) and (5)) shall be automatically and irrevocably released and relieved of any obligations under its Security Guarantee and this Indenture; provided that such sale or other disposition is in compliance with this Indenture, including Section 4.06 (it being understood that only such portion of the Net Proceeds as is or is required to be applied on or before the date of such release in accordance with Section 4.06 needs to be so applied).

(c) If the Security Guarantee of any Guarantor terminates pursuant to the foregoing provisions or pursuant to Section 4.11(b) such Person shall cease to be a Guarantor or otherwise a party to this Indenture and, upon request by the Issuer, the Trustee shall execute appropriate instruments acknowledging such termination and the release of such Person from its obligations under its Security Guarantee and hereunder. It is expressly acknowledged that the application of the Net Proceeds of any such sale or other disposition referred to in subsection (b) in accordance with Section 4.06 following the date of such release shall not be a condition precedent to such release and any failure to make such application as required by such Section 4.06 shall not cause the revocation of any such release (it being understood that such failure shall constitute a Default or Event of Default, as applicable).

SECTION 11.03 Successors and Assigns. This Article 11 shall be binding upon each Guarantor and its successors and assigns and shall inure to the benefit of the successors and assigns of the Trustee and the Holders and, in the event of any transfer or assignment of rights by any Holder or the Trustee, the rights and privileges conferred upon that party in this Indenture and in the Securities shall automatically extend to and be vested in such transferee or assignee, all subject to the terms and conditions of this Indenture.

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SECTION 11.04 No Waiver. Neither a failure nor a delay on the part of either the Trustee or the Holders in exercising any right, power or privilege under this Article 11 shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee and the Holders herein expressly specified are cumulative and not exclusive of any other rights, remedies or benefits which either may have under this Article 11 at law, in equity, by statute or otherwise.

SECTION 11.05 Modification. No modification, amendment or waiver of any provision of this Article 11, nor the consent to any departure by any Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Trustee, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on any Guarantor in any case shall entitle such Guarantor to any other or further notice or demand in the same, similar or other circumstances.

SECTION 11.06 Execution and Delivery of the Security Guarantee. The execution by each Guarantor of the Indenture (or a supplemental indenture in the form of Exhibit I) evidences the Security Guarantee of such Guarantor, whether or not the person signing as an officer of the Guarantor still holds that office at the time of authentication of any Security. The delivery of any Security after authentication by the Trustee constitutes due delivery of the Security Guarantee set forth in the Indenture on behalf of each Guarantor.

ARTICLE 12

SUBORDINATION OF THE SECURITY GUARANTEES

SECTION 12.01 Agreement to Subordinate. Each Guarantor agrees, and each Securityholder by accepting a Security agrees, that such Guarantor’s obligations under its Security Guarantee are subordinated in right of payment, to the extent and in the manner provided in this Article 12, to the prior payment in full in cash or Cash Equivalents of all existing and future Senior Debt of such Guarantor and that the subordination is for the benefit of and enforceable by the holders of Senior Debt of such Guarantor. The obligations of a Guarantor under this Article 12 shall in all respects rank pari passu with all other Pari Passu Debt of such Guarantor, and only Debt of such Guarantor that is Senior Debt shall rank senior to the obligations of such Guarantor in this Article 12 in accordance with the provisions set forth herein.

SECTION 12.02 Liquidation, Dissolution, Bankruptcy. Upon any payment or distribution to creditors of any Guarantor in a liquidation or dissolution of the Issuer or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to any Guarantor or its property, an assignment for the benefit of creditors or any marshaling of any Guarantor’s assets and liabilities for the benefit of creditors, the holders of Senior Debt shall be entitled to receive payment in full, in cash or Cash Equivalents, of all Obligations due in respect

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of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt, whether or not allowed or allowable in such proceeding) before the Holders of Securities shall be entitled to receive any payment with respect to the Securities, and until all Obligations with respect to Senior Debt are paid in full, in cash or Cash Equivalents, any payment or distribution to which the Holders of Securities would be entitled shall be made to the holders of Senior Debt, except that Holders of may receive and retain:

(a) Permitted Junior Securities; and

(b) payments made from the trust described under Article 8 so long as, on the date or dates the respective amounts were paid into the trust, such payments were made with respect to the Securities without violating the provisions of this Article 12).

SECTION 12.03 Default on Senior Debt of a Guarantor.

(a) A Guarantor may not make any payment or distribution upon or in respect of its Security Guarantee (except from the trust described under Article 8) if:

(1) a payment default occurs and is continuing beyond any applicable grace period with respect to Designated Senior Debt of such Guarantor or any other default on any such Designated Senior Debt occurs and the maturity of such Designated Senior Debt is accelerated and not paid in full, in cash or Cash Equivalents, in accordance with its terms; or

(2) a non-payment default occurs and is continuing with respect to Designated Senior Debt that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and, in the case of this clause (2) only, the Trustee receives a Payment Blockage Notice in respect of such default from such Guarantor, a Representative for, or the holders of a majority of the outstanding principal amount of, any issue of Designated Senior Debt.

(b) Payments on such Security Guarantee may and shall be resumed:

(1) in the case of a payment default, upon the date on which such default is cured or waived and, in the case of any such Designated Senior Debt that has been accelerated, such acceleration has been rescinded; and

(2) in case of a non-payment default, the earlier of the date on which such non-payment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any such Designated Senior Debt has been accelerated.

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(c) No new Payment Blockage Notice may be delivered unless and until:

(1) 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

(2) all scheduled payments of principal, interest and premium, if any, on the Securities that have come due have been paid in full in cash.

(d) No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.

(e) In any event, notwithstanding the foregoing, (x) no more than one Payment Blockage Period may be commenced during any 360-day period and there shall be a period of at least 181 days during each 360-day period when no Payment Blockage Period is in effect and (y) so long as there shall remain outstanding Designated Senior Debt under the Senior Credit Facility, a Payment Blockage Notice may only be given by the Representatives thereunder.

SECTION 12.04 Demand for Payment. If payment of the Securities is accelerated because of an Event of Default and a demand for payment is made on a Guarantor pursuant to Article 11, the Trustee shall promptly notify the Issuer, and the Issuer shall promptly (and in no event more than five Business Days after receipt of such notice) notify the Representative of the lenders under the Senior Credit Facility of the acceleration. If payment on the Securities is accelerated prior to the payment in full in cash of all Designated Senior Debt, such Guarantor may not make any payment with respect to its Security Guarantee until five business days after the holders of such Designated Senior Debt (or their representatives) have received written notice of such acceleration, and then only to the extent not prohibited by this Article 12.

SECTION 12.05 When Distribution Must Be Paid Over.

(a) If the Trustee, any Paying Agent or any Holder receives a payment in respect of the Security Guarantee of any Guarantor (except in Permitted Junior Securities or from the trust described under Article 8) when:

(1) the payment is prohibited by this Article 12; and

(2) the Trustee, Paying Agent or the Holder has actual knowledge that the payment is prohibited;

the Trustee, Paying Agent or Holder, as the case may be, shall hold the payment in trust for the benefit of the holders of Senior Debt of such Guarantor. Upon the written request of the holders of such Senior Debt, the Trustee, Paying Agent or Holder, as the case may be, shall deliver the amounts in trust to the holders of such Senior Debt or their Representative.

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(b) Notwithstanding the foregoing, the Trustee or Paying Agent may continue to make payments on such Securities Guarantee and shall not be charged with knowledge of the existence of facts that would prohibit the making of any such payments unless, not less than three Business Days prior to the date of such payment, a Trust Officer of the Trustee or Paying Agent receives written notice satisfactory to it that payments may not be made under this Article 12. The Issuer, the Registrar or co-registrar, the Paying Agent, a Representative or a holder of Senior Debt of such Guarantor may give the notice; provided, however, that, if an issue of Senior Debt of such Guarantor has a Representative, only the Representative may give the notice. The Trustee or Paying Agent shall be entitled to rely on the delivery to it of a written notice by a Person representing himself or itself to be a holder of any Senior Debt of any Guarantor (or a Representative of such holder) to establish that such notice has been given by a holder of such Senior Debt of such Guarantor or a Representative thereof.

SECTION 12.06 Subrogation. If and when all Senior Debt of a Guarantor is paid in full and until the Securities are paid in full, Securityholders shall be subrogated to the rights of holders of Senior Debt of such Guarantor to receive distributions applicable to Senior Debt of such Guarantor. A distribution made under this Article 12 to holders of Senior Debt of such Guarantor which otherwise would have been made to Securityholders is not, as between such Guarantor and Securityholders, a payment by such Guarantor on Senior Debt of such Guarantor.

SECTION 12.07 Relative Rights. This Article 12 defines the relative rights of Securityholders and holders of Senior Debt of a Guarantor. Nothing in this Indenture shall:

(a) impair, as between a Guarantor and Securityholders, the obligation of a Guarantor which is absolute and unconditional, to pay its Obligations under its Security Guarantee to the extent set forth in Article 11;

(b) prevent the Trustee or any Securityholder from exercising its available remedies upon a default by a Guarantor under its Obligations under its Security Guarantee, subject to the rights of holders of Senior Debt of such Guarantor to receive distributions otherwise payable to Securityholders; or

(c) affect the relative rights of Securityholders and creditors of such Guarantor other than their rights in relation to the holders of Senior Debt.

SECTION 12.08 Subordination May Not Be Impaired by a Guarantor. No right of any holder of Senior Debt of a Guarantor to enforce the subordination of the Obligations under the Security Guarantee of such Guarantor shall be impaired by any act or failure to act by such Guarantor or by its failure to comply with this Indenture.

SECTION 12.09 Rights of Trustee and Paying Agent. The Trustee (or any Authenticating Agent hereunder) in its individual or any other capacity may hold Senior Debt of any Guarantor with the same rights it would have if it were not Trustee (or Authenticating Agent hereunder). The Registrar and any co-registrar and any Paying Agent may do the same with like

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rights. The Trustee (and any Authenticating Agent hereunder), the Registrar, any co-registrar and any Paying Agent shall be entitled to all the rights set forth in this Article 12 with respect to any Senior Debt of any Guarantor which may at any time be held by them, to the same extent as any other holder of Senior Debt of such Guarantor; and nothing in Article 7 shall deprive the Trustee (or any Authenticating Agent hereunder) or any such other Person of any of its rights as such holder. Nothing in this Article 12 shall apply to claims of, or payments to, the Trustee under or pursuant to Section 7.07.

SECTION 12.10 Distribution or Notice to Representative. Whenever a distribution is to be made or a notice given to holders of Senior Debt of a Guarantor, the distribution may be made and the notice given to their Representative (if any).

SECTION 12.11 Article 12 Not to Prevent Events of Default or Limit Right to Accelerate. The failure of a Guarantor to make a payment on any of its Obligations under its Security Guarantee by reason of any provision in this Article 12 shall not be construed as preventing the occurrence of a default by such Guarantor under its Security Guarantee. Nothing in this Article 12 shall have any effect on the right of the Securityholders or the Trustee to make a demand for payment on a Guarantor pursuant to this Article 12.

SECTION 12.12 Trust Moneys Not Subordinated. Notwithstanding anything contained herein to the contrary, payments from money or the proceeds of Government Notes held in trust under Article 8 by the Trustee for the payment of principal of and interest on the Securities shall not be subordinated to the prior payment of any Senior Debt of any Guarantor or subject to the restrictions set forth in this Article 12, and none of the Securityholders shall be obligated to pay over any such amount to the Issuer or any holder of Senior Debt of any Guarantor or any other creditor of the Issuer, so long as the deposit of money or Government Notes into such trust was made in accordance with the provisions of Article 8 and did not violate the provisions of this Article 12 at the time such deposit was made.

SECTION 12.13 Trustee Entitled To Rely. Upon any payment or distribution pursuant to this Article 12, the Trustee, any Paying Agent and the Securityholders shall be entitled to rely (i) upon any order or decree of a court of competent jurisdiction in which any proceedings of the nature referred to in Section 12.02 are pending, (ii) upon a certificate of the liquidating trustee or agent or other Person making such payment or distribution to the Trustee or to the Securityholders or (iii) upon the Representatives for the holders of Senior Debt of a Guarantor for the purpose of ascertaining the Persons entitled to participate in such payment or distribution, the holders of the Senior Debt of a Guarantor and other Debt of a Guarantor, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 12. In the event that the Trustee or Paying Agent determines, in good faith, that evidence is required with respect to the right of any Person as a holder of Senior Debt of a Guarantor to participate in any payment or distribution pursuant to this Article 12, the Trustee or Paying Agent may request such Person to furnish evidence to the reasonable satisfaction of the Trustee or Paying Agent as to the amount of Senior Debt of such Guarantor held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and other facts pertinent to the rights of such Person under this Article

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12, and, if such evidence is not furnished, the Trustee or Paying Agent may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment. Sections 7.01 and 7.02 shall be applicable to all actions or omissions of actions by the Trustee or Paying Agent pursuant to this Article 12.

SECTION 12.14 Trustee to Effectuate Subordination. Each Securityholder by accepting a Security authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to acknowledge or effectuate the subordination between the Securityholders and the holders of Senior Debt of each of the Guarantors as provided in this Article 12 and appoints the Trustee as attorney-in-fact for any and all such purposes.

SECTION 12.15 Trustee Not Fiduciary for Holders of Senior Debt of a Guarantor. With respect to the holders of Senior Debt of the Guarantors, the Trustee undertakes to perform or to observe only such of its covenants and obligations as are specifically set forth in this Article 12. The Trustee or Paying Agent shall not be deemed to owe any fiduciary or other duty to the holders of Senior Debt of a Guarantor and shall not be liable to any such holders if it shall mistakenly pay over or distribute to Securityholders or the relevant Guarantor or any other Person, money or assets to which any holders of Senior Debt of such Guarantor shall be entitled by virtue of this Article 12 or otherwise.

SECTION 12.16 Reliance by Holders of Senior Debt of a Guarantor on Subordination Provisions. Each Securityholder by accepting a Security acknowledges and agrees that the foregoing subordination provisions are, and are intended to be, an inducement and a consideration to each holder of any Senior Debt of a Guarantor, whether such Senior Debt was created or acquired before or after the issuance of the Securities, to acquire and continue to hold, or to continue to hold, such Senior Debt and such holder of Senior Debt shall be deemed conclusively to have relied on such subordination provisions in acquiring and continuing to hold, or in continuing to hold, such Senior Debt.

SECTION 12.17 Trustee’s Compensation Not Prejudiced. Nothing in this Article 12 shall apply to amounts due to the Trustee pursuant to other sections of this Indenture.

ARTICLE 13

MISCELLANEOUS

SECTION 13.01 Trust Indenture Act Controls. If any provision of this Indenture limits, qualifies or conflicts with another provision which is required to be included in this Indenture by the TIA, the required provision shall control at all times after a TIA Event.

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SECTION 13.02 Notices. Any notice or communication shall be in writing and delivered, electronically, in person or mailed by first-class mail addressed as follows:

if to the Issuer:

Bright Horizons Family Solutions, Inc.

200 Talcott Avenue South

Watertown, MA 02471-9177

Attention: James Plocica

Telephone: (617) 673-8000

Facsimile: (617) 673-8653

with a copy to:

Bain Capital Partners, LLC

111 Huntington Ave.

Boston, MA 02199

Attention: David Humphrey

Facsimile: (617) 516-2113

Ropes & Gray LLP

One International Place

Boston, MA 02110

Attention: Byung Choi

Telephone: (617) 951-7000

Facsimile: (617) 235-0452

if to the Trustee:

Wilmington Trust Company

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890

Attention: Corporate Capital Markets / Bright Horizons

Telephone: (302) 636-6000

Facsimile: (302) 636-4145

The Issuer or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications.

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Any notice or communication sent to a Securityholder shall be made in compliance with Section 313(c) of the TIA so long as a TIA Event has occurred and sent to the Securityholder at the Securityholder’s address as it appears on the registration books of the Registrar and shall be sufficiently given if so sent within the time prescribed.

Failure to send a notice or communication to a Securityholder or any defect in it shall not affect its sufficiency with respect to other Securityholders. If a notice or communication is sent in the manner provided above, it is duly given, whether or not the addressee receives it.

SECTION 13.03 Communication by Holders with Other Holders. After a TIA Event has occurred, Securityholders may communicate pursuant to TIA § 312(b) with other Securityholders with respect to their rights under this Indenture or the Securities, and the Issuer, the Guarantors, the Trustee, the Registrar and anyone else shall have the protection of TIA § 312(c).

SECTION 13.04 Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Issuer to the Trustee to take or refrain from taking any action under this Indenture, at the request of the Trustee the Issuer shall furnish to the Trustee:

(a) an Officer’s Certificate in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 13.05) stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(b) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 13.05) stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

To the extent applicable, the Issuer shall comply with Section 314(c)(3) of the TIA after a TIA Event has occurred.

SECTION 13.05 Statements Required in Certificate or Opinion. Each certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture shall include:

(a) statement that the individual making such certificate or opinion has read such covenant or condition;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with or satisfied; and

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(d) a statement as to whether or not, in the opinion of such individual, such covenant or condition has been complied with.

SECTION 13.06 When Securities Disregarded. In determining whether the Holders of the required principal amount of Securities have concurred in any direction, waiver or consent and for purposes of determining the requisite percentage of the Required Holders Securities owned by the Issuer or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer shall be disregarded and deemed not to be outstanding, except that, for the purpose of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Securities which the Trustee actually knows are so owned shall be so disregarded. Also, subject to the foregoing, only Securities outstanding at the time shall be considered in any such determination.

SECTION 13.07 Rules by Trustee, Paying Agent and Registrar. The Trustee may make reasonable rules for action by or a meeting of Securityholders. The Registrar and the Paying Agent may make reasonable rules for their functions.

SECTION 13.08 Legal Holidays. A “Legal Holiday” is a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York or the state where the Corporate Trust Office is located. If a payment date is a Legal Holiday, payment shall be made on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period. If a regular record date is a Legal Holiday, the record date shall not be affected.

SECTION 13.09 GOVERNING LAW. THIS INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

SECTION 13.10 No Recourse Against Others. A director, officer, member, partner, manager, incorporator, employee, stockholder or Affiliate as such, of the Issuer or any Guarantor shall not have any liability for any obligations of the Issuer or any Guarantor under the Securities or this Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting a Security, each Securityholder waives and releases all such liability. The waiver and release shall be part of the consideration for the issue of the Securities.

SECTION 13.11 Successors. All agreements of the Issuer and each Guarantor in this Indenture and the Securities shall bind their successors. All agreements of the Trustee in this Indenture shall bind its successors.

SECTION 13.12 Multiple Originals. The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Indenture.

130

SECTION 13.13 Table of Contents; Headings. The table of contents, cross-reference sheet and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

SECTION 13.14 Severability. In case any one or more of the provisions in this Indenture, in the Securities or in the Security Guarantees shall be held invalid, illegal or unenforceable, in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions shall not in any way be affected or impaired thereby, it being intended that all of the provisions hereof shall be enforceable to the full extent permitted by law.

SECTION 13.15 No Adverse Interpretation of Other Agreements. This Indenture may not be used to interpret another indenture, loan or debt agreement of the Issuer or any of its Subsidiaries. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

131

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.

BRIGHT HORIZONS ACQUISITION CORP.

By:	/s/ David Lissy
Name: David Lissy
Title: President and Chief Executive Officer

BRIGHT HORIZONS CAPITAL CORP.

By:	/s/ David Lissy
Name: David Lissy
Title: President and Chief Executive Officer

[Issuer Indenture Signature Page]

WILMINGTON TRUST COMPANY

By:	/s/ Michael H. Wass
Name: Michael H. Wass
Title: Financial Services Officer

[Trustee Indenture Signature Page]

EXHIBIT A

[FACE OF SECURITY]

BRIGHT HORIZONS ACQUISITION CORP.

11  1/2% Senior Subordinated Note Due 2018

[CUSIP] [CINS]

No.                     $

Bright Horizons Acquisition Corp., an entity organized under the laws of Delaware (the “Company,” which term includes any successor under the Indenture hereinafter referred to), for value received, promises to pay to                     , or its registered assigns, the principal sum of                     DOLLARS ($        ) [or such other amount as indicated on the Schedule of Exchange of Securities attached hereto]1 on May 28, 2018.

Interest Rate: 11 1/2% per annum.

Interest Payment Dates: March 31, June 30, September 30 and December 31 commencing September 30, 2008.

Regular Record Dates: March 15, June 15, September 15 and December 15.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which will for all purposes have the same effect as if set forth at this place.

THIS SECURITY WAS ISSUED WITH ORIGINAL ISSUE DISCOUNT. BEGINNING NO LATER THAN TEN (10) DAYS AFTER THE ISSUE DATE OF THIS SECURITY, THE HOLDER OF THIS SECURITY MAY REQUEST, AND WILL PROMPTLY BE MADE AVAILABLE UPON SUCH REQUEST, THE FOLLOWING INFORMATION WITH RESPECT TO THE SECURITY: ISSUE PRICE, AMOUNT OF ORIGINAL ISSUE DISCOUNT, ISSUE DATE, AND YIELD TO MATURITY. SUCH INFORMATION WILL BE PROVIDED BY BRIGHT HORIZONS FAMILY SOLUTIONS, INC., 200 TALCOTT AVENUE SOUTH, WATERTOWN, MA 02471-9177, ATTENTION: JAMES PLOCICA

[1]	For Global Securities only

IN WITNESS WHEREOF, the Company has caused this Security to be signed manually or by facsimile by its duly authorized officers.

BRIGHT HORIZONS ACQUISITION CORP.

By:
Name:
Title:

(Form of Trustee’s Certificate of Authentication)

This is one of the 11 1/2% Senior Subordinated Notes due 2018 described in the Indenture referred to in this Security.

Date:	WILMINGTON TRUST COMPANY, as Trustee

By:
Authorized Signatory

[REVERSE SIDE OF SECURITY]

BRIGHT HORIZONS ACQUISITION CORP.

11 1/2% Senior Subordinated Note Due 2018

1. Principal and Interest.

The Company promises to pay the principal of this Security on May 28, 2018.

The Company promises to pay interest on the principal amount of this Security on each interest payment date, as set forth on the face of this Security, at the rate equal to 11 1/2% per annum.

Interest will be payable, in cash, quarterly in arrears (to the holders of record of the Securities at the close of business on the March 15, June 15, September 15 and December 15 immediately preceding the interest payment date) on each interest payment date, commencing September 30, 2008.

Interest on this Security will accrue from the most recent date to which interest has been paid on this Security [or the Security surrendered in exchange for this Security] 2 (or, if there is no existing default in the payment of interest and if this Security is authenticated between a regular record date and the next interest payment date, from such interest payment date) or, if no interest has been paid, from [the Issue Date/the date this Security was issued]. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The Issuer will pay all Additional Interest, if any, in the same manner, on the dates and in the amounts set forth in the Registration Rights Agreement.

Interest not paid when due and any interest on principal, premium or interest not paid when due will be paid to the Persons that are Holders on a special record date determined in accordance with the Indenture.

The Company will pay interest on overdue principal, premium, if any, and to the extent lawful, interest at a rate per annum equal to the interest rate otherwise payable on this Security plus 2%, provided that if an Event of Default occurs, the GS Parties constitute the Required Holders, and the GS Parties have made demand therefor, the entire principal amount of the Securities shall bear interest at a rate per annum which is 2% plus the otherwise applicable interest rate from the date of such non-payment until paid in full or the applicable Event of Default has otherwise been cured or waived.

[2]	Include only for Exchange Security.

2. Indentures; Security Guarantee.

This is one of the Securities issued under an Indenture dated as of May 28, 2008 (as amended from time to time, the “Indenture”), among the Company, the guarantors from time to time party thereto and Wilmington Trust Company, as Trustee. Capitalized terms used herein are used as defined in the Indenture unless otherwise indicated. The terms of the Securities include those stated in the Indenture and at all times after a TIA Event, those made part of the Indenture by reference to the TIA. The Securities are subject to all such terms, and Holders are referred to the Indenture and the TIA for a statement of all such terms. To the extent permitted by applicable law, in the event of any inconsistency between the terms of this Security and the terms of the Indenture, the terms of the Indenture will control.

The Securities are unsecured senior subordinated obligations of the Company. The Indenture limits the original aggregate principal amount of the Securities to $300.0 million. This Security is guaranteed by the Guarantors as set forth in the Indenture. The guarantees are subordinated as set forth in the Indenture to all Obligations in respect of Senior Debt (including all interest accrued or accruing on Senior Debt after the commencement of any bankruptcy, insolvency or reorganization or similar case or proceeding at the contract rate (including, without limitation, any contract rate applicable upon default) specified in the relevant documentation, whether or not the claim for the interest is allowed as a claim in the case or proceeding with respect to the Senior Debt).

3. Redemption and Repurchase; Discharge or Defeasance Prior to Redemption or Maturity.

This Security is subject to optional redemption, and may be the subject of a Repurchase Offer, as further described in the Indenture. Except for certain required Repurchase Offers, there is no sinking fund or mandatory redemption applicable to this Security.

If the Company deposits with the Trustee money or Government Notes sufficient to pay the then outstanding principal of, premium, if any, and accrued interest on the Securities to redemption or maturity, the Company may in certain circumstances be discharged from the Indenture and the Securities or may be discharged from certain of its obligations under certain provisions of the Indenture.

4. Subordination.

This Security is subordinated to Senior Debt of the Issuer, as defined in the Indenture. To the extent provided in the Indenture, Senior Debt of the Issuer must be paid before the Securities may be paid. The Issuer agrees, and each Securityholder by accepting a Security agrees, to the subordination provisions contained in the Indenture and authorizes the Trustee to give it effect and appoints the Trustee as attorney-in-fact for such purpose.

5. Registered Form; Denominations; Transfer; Exchange.

The Securities are in registered form without coupons in denominations of $1,000 principal amount and any multiple of $1,000 in excess thereof. A Holder may register the transfer or exchange of Securities in accordance with the Indenture. The Trustee may require a Holder to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. Pursuant to the Indenture, there are certain periods during which the Trustee will not be required to issue, register the transfer of or exchange any Security or certain portions of a Security.

6. Defaults and Remedies.

If an Event of Default, as defined in the Indenture, occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the Securities may declare all the Securities to be due and payable. If a bankruptcy or insolvency default with respect to the Issuer occurs and is continuing, the Securities automatically become due and payable. Holders may not enforce the Indenture or the Securities except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Securities. Subject to certain limitations, Holders of a majority in principal amount of the Securities then outstanding may direct the Trustee in its exercise of remedies.

7. Amendment and Waiver.

Subject to certain exceptions, the Indenture and the Securities may be amended and defaults may be waived, with the consent of the Holders of a majority in principal amount of the outstanding Securities. Without notice to or the consent of any Holder, the Company and the Trustee may amend or supplement the Indenture or the Securities to, among other things, cure any ambiguity, defect or inconsistency.

8. Authentication.

This Security is not valid until the Trustee (or Authenticating Agent) signs the certificate of authentication on the other side of this Security.

9. Governing Law.

This Security shall be governed by, and construed in accordance with, the laws of the State of New York.

10. Abbreviations.

Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian) and U/G/M/A/ (= Uniform Gifts to Minors Act).

The Company will furnish a copy of the Indenture to any Holder upon written request and without charge.

[FORM OF TRANSFER NOTICE]

FOR VALUE RECEIVED the undersigned registered holder hereby sell(s), assign(s) and transfer(s) unto

Insert Taxpayer Identification No.

Please print or typewrite name and address including zip code of assignee the within Security and all rights thereunder, hereby irrevocably constituting and appointing attorney to transfer said Security on the books of the Company with full power of substitution in the premises.

[THE FOLLOWING PROVISION TO BE INCLUDED

ON ALL CERTIFICATES BEARING A RESTRICTED LEGEND]

In connection with any transfer of this Security occurring prior to                     , the undersigned confirms that such transfer is made without utilizing any general solicitation or general advertising and further as follows: ☐

Check One

☐	(1) This Security is being transferred to a “qualified institutional buyer” in compliance with Rule 144A under the Securities Act of 1933, as amended and certification in the form of Exhibit E to the Indenture is being furnished herewith.

☐	(2) This Security is being transferred to a Non-U.S. Person in compliance with the exemption from registration under the Securities Act of 1933, as amended, provided by Regulation S thereunder, and certification in the form of Exhibit D to the Indenture is being furnished herewith.

or

☐	(3) This Security is being transferred other than in accordance with (1) or (2) above and documents are being furnished which comply with the conditions of transfer set forth in this Security and the Indenture.

If none of the foregoing boxes is checked, the Trustee is not obligated to register this Security in the name of any Person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in the Indenture have been satisfied.

Date:
Seller

By:

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within mentioned instrument in every particular, without alteration or any change whatsoever.

Signature Guarantee:[3]

By:
To be executed by an executive officer

[3]	Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Securities Transfer Association Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

OPTION OF HOLDER TO ELECT PURCHASE

If you wish to have all of this Security purchased by the Company pursuant to Section 3.09 of the Indenture, check the box:  ☐

If you wish to have a portion of this Security purchased by the Company pursuant to Section 3.09 of the Indenture, state the amount (in original principal amount) below:

$        .

Date:

Your Signature:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:[4]

[4]	Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Securities Transfer Association Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

SCHEDULE OF EXCHANGES OF SECURITIES5

The following exchanges of a part of this Global Security for Certificated Securities or a part of another Global Security have been made:

Date of Exchange	Amount of decrease in principal amount of this Global Security	Amount of increase in principal amount of this Global Security	Principal amount of this Global Security following such decrease (or increase)	Signature of authorized officer of Trustee

[5]	For Global Securities.

EXHIBIT B

RESTRICTED LEGEND

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER

(1) REPRESENTS THAT

(A) IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT,

(B) IT IS AN INSTITUTIONAL “ACCREDITED INVESTOR” (WITHIN THE MEANING OF RULE 501(A)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT) (AN “INSTITUTIONAL ACCREDITED INVESTOR”), OR

(C) IT IS NOT A U.S. PERSON (WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT) AND

(2) AGREES FOR THE BENEFIT OF THE COMPANY THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN, EXCEPT IN ACCORDANCE WITH THE SECURITIES ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND ONLY

(A) TO THE COMPANY,

(B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT,

(C) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT,

B-1

(D) IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT,

(E) IN A PRINCIPAL AMOUNT OF NOT LESS THAN $250,000, TO AN INSTITUTIONAL ACCREDITED INVESTOR THAT, PRIOR TO SUCH TRANSFER, DELIVERS TO THE TRUSTEE A DULY COMPLETED AND SIGNED CERTIFICATE (THE FORM OF WHICH MAY BE OBTAINED FROM THE TRUSTEE) RELATING TO THE RESTRICTIONS ON TRANSFER OF THIS SECURITY, OR

(F) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH (2)(C) ABOVE OR (2)(D) ABOVE, A DULY COMPLETED AND SIGNED CERTIFICATE (THE FORM OF WHICH MAY BE OBTAINED FROM THE TRUSTEE) MUST BE DELIVERED TO THE TRUSTEE. PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH (2)(E) OR (F) ABOVE, THE COMPANY RESERVES THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY RULE 144 EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

B-2

EXHIBIT C

DTC LEGEND

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS A BENEFICIAL INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY ARE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY ARE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE TRANSFER PROVISIONS OF THE INDENTURE.

C-1

EXHIBIT D

REGULATION S CERTIFICATE

            ,

Wilmington Trust Company, as Trustee

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890

Attention: Corporate Capital Markets / Bright Horizons

Fax: (302) 636-4145

Re:	Bright Horizons Acquisition Corp. (the “Company”)

11 1/2% Senior Subordinated Notes

due 2018 (the “Securities”) Issued under

the Indenture (the “Indenture”) dated as

of May 28, 2008 relating to the Securities

Ladies and Gentlemen:

Terms are used in this Certificate as used in Regulation S (“Regulation S”) under the Securities Act of 1933, as amended (the “Securities Act”), except as otherwise stated herein.

[CHECK A OR B AS APPLICABLE.]

☐ A.	This Certificate relates to our proposed transfer of $ principal amount of Securities issued under the Indenture. We hereby certify as follows:

1.	The offer and sale of the Securities was not and will not be made to a person in the United States (unless such person is excluded from the definition of “U.S. Person” pursuant to Rule 902(k)(2)(vi) or the account held by it for which it is acting is excluded from the definition of “U.S. Person” pursuant to Rule 902(k)(2)(i) under the circumstances described in Rule 902(h)(3)) and such offer and sale was not and will not be specifically targeted at an identifiable group of U.S. citizens abroad.

2.	Unless the circumstances described in the parenthetical in paragraph 1 above are applicable, either (a) at the time the buy order was originated, the buyer was outside the United States or we and any person acting on our behalf reasonably believed that the buyer was outside the United States or (b) the transaction was executed in, on or through the facilities of a designated offshore securities market, and neither we nor any person acting on our behalf knows that the transaction was pre-arranged with a buyer in the United States.

D-1

3.	Neither we, any of our affiliates, nor any person acting on our or their behalf has made any directed selling efforts in the United States with respect to the Securities.

4.	The proposed transfer of Securities is not part of a plan or scheme to evade the registration requirements of the Securities Act.

5.	If we are a dealer or a person receiving a selling concession, fee or other remuneration in respect of the Securities, and the proposed transfer takes place during the Restricted Period (as defined in the Indenture), or we are an officer or director of the Company or an Initial Purchaser (as defined in the Indenture), we certify that the proposed transfer is being made in accordance with the provisions of Rule 904(b) of Regulation S.

☐ B.	This Certificate relates to our proposed exchange of $ principal amount of Securities issued under the Indenture for an equal principal amount of Securities to be held by us. We hereby certify as follows:

1.	At the time the offer and sale of the Securities was made to us, either (i) we were not in the United States or (ii) we were excluded from the definition of “U.S. person” pursuant to Rule 902(k)(2)(vi) or the account held by us for which we were acting was excluded from the definition of “U.S. person” pursuant to Rule 902(k)(2)(i) under the circumstances described in Rule 902(h)(3); and we were not a member of an identifiable group of U.S. citizens abroad.

2.	Unless the circumstances described in paragraph 1(ii) above are applicable, either (a) at the time our buy order was originated, we were outside the United States or (b) the transaction was executed in, on or through the facilities of a designated offshore securities market and we did not pre-arrange the transaction in the United States.

3.	The proposed exchange of Securities is not part of a plan or scheme to evade the registration requirements of the Securities Act.

You and the Company are entitled to rely upon this Certificate and are irrevocably authorized to produce this Certificate or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[NAME OF SELLER (FOR TRANSFERS) OR OWNER (FOR EXCHANGES)]

By:
Name:
Title:
Address:

Date:

D-2

EXHIBIT E

RULE 144A CERTIFICATE

            ,

Wilmington Trust Company, as Trustee

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890

Attention: Corporate Capital Markets / Bright Horizons

Fax: (302) 636-4145

Re:	Bright Horizons Acquisition Corp. (the “Company”)

11 1/2% Senior Subordinated

Notes due 2018 (the “Securities”)

Issued under the Indenture (the “Indenture”) dated

as of May 28, 2008 relating to the Securities

Ladies and Gentlemen:

This Certificate relates to:

[CHECK A OR B AS APPLICABLE.]

☐ A.	Our proposed purchase of $ principal amount of Securities issued under the Indenture.

☐ B.	Our proposed exchange of $ principal amount of Securities issued under the Indenture for an equal principal amount of Securities to be held by us.

We and, if applicable, each account for which we are acting in the aggregate owned and invested more than $100.0 million in securities of issuers that are not affiliated with us (or such accounts, if applicable), as of             , 20    , which is a date on or since the close of our most recent fiscal year. We and, if applicable, each account for which we are acting, are a qualified institutional buyer within the meaning of Rule 144A (“Rule 144A”) under the Securities Act of 1933, as amended (the “Securities Act”). If we are acting on behalf of an account, we exercise sole investment discretion with respect to such account. We are aware that the transfer of Securities to us, or such exchange, as applicable, is being made in reliance upon the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. Prior to the date of this Certificate we have received such information regarding the Company as we have requested pursuant to Rule 144A(d)(4) or have determined not to request such information.

E-1

You and the Company are entitled to rely upon this Certificate and are irrevocably authorized to produce this Certificate or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[NAME OF PURCHASER (FOR TRANSFERS) OR OWNER (FOR EXCHANGES)]

By:
Name:
Title:
Address:

Date:

E-2

EXHIBIT F

INSTITUTIONAL ACCREDITED INVESTOR CERTIFICATE1

Wilmington Trust Company, as Trustee

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890

Attention: Corporate Capital Markets / Bright Horizons

Fax: (302) 636-4145

Re:	Bright Horizons Acquisition Corp.

11 1/2% Senior Subordinated

Notes due 2018 (the “Securities”)

Issued under the Indenture (the “Indenture”) dated

as of May 28, 2008 relating to the Securities

Ladies and Gentlemen:

This Certificate relates to:

[CHECK A OR B AS APPLICABLE.]

☐ A.	Our proposed purchase of $ principal amount of Securities issued under the Indenture.

☐ B.	Our proposed exchange of $ principal amount of Securities issued under the Indenture for an equal principal amount of Securities to be held by us.

We hereby confirm that:

1.	We are an institutional “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act of 1933, as amended (the “Securities Act”) (an “Institutional Accredited Investor”).

2.	Any acquisition of Securities by us will be for our own account or for the account of one or more other Institutional Accredited Investors as to which we exercise sole investment discretion.

3.	We have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of an investment in the Securities and we and any accounts for which we are acting are able to bear the economic risks of and an entire loss of our or their investment in the Securities.

4.	We are not acquiring the Securities with a view to any distribution thereof in a transaction that would violate the Securities Act or the securities laws of any State

F-1

of the United States or any other applicable jurisdiction; provided that the disposition of our property and the property of any accounts for which we are acting as fiduciary will remain at all times within our and their control.

5.	We acknowledge that the Securities have not been registered under the Securities Act and that the Securities may not be offered or sold within the United States or to or for the benefit of U.S. persons except as set forth below.

6.	The principal amount of Securities to which this Certificate relates is at least equal to $250,000.

We agree for the benefit of the Company, on our own behalf and on behalf of each account for which we are acting, that such Securities may be offered, sold, pledged or otherwise transferred only in accordance with the Securities Act and any applicable securities laws of any State of the United States and only (a) to the Company, (b) pursuant to a registration statement which has become effective under the Securities Act, (c) to a qualified institutional buyer in compliance with Rule 144A under the Securities Act, (d) in an offshore transaction in compliance with Rule 904 of Regulation S under the Securities Act, (e) in a principal amount of not less than $250,000, to an Institutional Accredited Investor that, prior to such transfer, delivers to the Trustee a duly completed and signed certificate (the form of which may be obtained from the Trustee) relating to the restrictions on transfer of the Securities or (f) pursuant to an exemption from registration provided by Rule 144 under the Securities Act or any other available exemption from the registration requirements of the Securities Act.

Prior to the registration of any transfer in accordance with (c) or (d) above, we acknowledge that a duly completed and signed certificate (the form of which may be obtained from the Trustee) must be delivered to the Trustee. Prior to the registration of any transfer in accordance with (e) or (f) above, we acknowledge that the Company reserves the right to require the delivery of such legal opinions, certifications or other evidence as may reasonably be required in order to determine that the proposed transfer is being made in compliance with the Securities Act and applicable state securities laws. We acknowledge that no representation is made as to the availability of any Rule 144 exemption from the registration requirements of the Securities Act.

We understand that the Trustee will not be required to accept for registration of transfer any Securities acquired by us, except upon presentation of evidence satisfactory to the Company and the Trustee that the foregoing restrictions on transfer have been complied with. We further understand that the Securities acquired by us will be in the form of definitive physical certificates and that such certificates will bear a legend reflecting the substance of the preceding paragraph. We further agree to provide to any person acquiring any of the Securities from us a notice advising such person that resales of the Securities are restricted as stated herein and that certificates representing the Securities will bear a legend to that effect.

We agree to notify you promptly in writing if any of our acknowledgments, representations or agreements herein ceases to be accurate and complete.

F-2

We represent to you that we have full power to make the foregoing acknowledgments, representations and agreements on our own behalf and on behalf of any account for which we are acting.

You and the Company are entitled to rely upon this Certificate and are irrevocably authorized to produce this Certificate or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[NAME OF PURCHASER (FOR TRANSFERS) OR OWNER (FOR EXCHANGES)]

By:
Name:
Title:
Address:

Date:

Upon transfer, the Securities would be registered in the name of the new beneficial owner as follows:

By:

Date:

Taxpayer ID number:

F-3

EXHIBIT G

[COMPLETE FORM I OR FORM II AS APPLICABLE.]

[FORM I]

CERTIFICATE OF BENEFICIAL OWNERSHIP

Wilmington Trust Company, as Trustee

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890

Attention: Corporate Capital Markets / Bright Horizons

Fax: (302) 636-4145

Re:	Bright Horizons Acquisition Corp. (the “Company”)

11 1/2% Senior Subordinated

Notes due 2018 (the “Securities”)

Issued under the Indenture (the “Indenture”) dated

as of May 28, 2008 relating to the Securities

Ladies and Gentlemen:

We are the beneficial owner of $         principal amount of Securities issued under the Indenture and represented by a Temporary Offshore Global Security (as defined in the Indenture).

We hereby certify as follows:

[CHECK A OR B AS APPLICABLE.]

☐ A.	We are a non-U.S. person (within the meaning of Regulation S under the Securities Act of 1933, as amended).

☐ B.	We are a U.S. person (within the meaning of Regulation S under the Securities Act of 1933, as amended) that purchased the Securities in a transaction that did not require registration under the Securities Act of 1933, as amended.

You and the Company are entitled to rely upon this Certificate and are irrevocably authorized to produce this Certificate or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

G-1

Very truly yours,

[NAME OF BENEFICIAL OWNER]

By:
Name:
Title:
Address:

Date:

G-2

[FORM II]

CERTIFICATE OF BENEFICIAL OWNERSHIP

Wilmington Trust Company, as Trustee

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890

Attention: Corporate Capital Markets / Bright Horizons

Fax: (302) 636-4145

Re:	Bright Horizons Acquisition Corp. (the “Company”)

11 1/2% Senior Subordinated

Notes due 2018 (the “Securities”)

Issued under the Indenture (the “Indenture”) dated

as of May 28, 2008 relating to the Securities

Ladies and Gentlemen:

This is to certify that based solely on certifications we have received in writing, by tested telex or by electronic transmission from institutions appearing in our records as persons being entitled to a portion of the principal amount of Securities represented by a Temporary Offshore Global Security issued under the above-referenced Indenture, that as of the date hereof, $         principal amount of Securities represented by the Temporary Offshore Global Security being submitted herewith for exchange is beneficially owned by persons that are either (i) non-U.S. persons (within the meaning of Regulation S under the Securities Act of 1933, as amended) or (ii) U.S. persons that purchased the Securities in a transaction that did not require registration under the Securities Act of 1933, as amended.

We further certify that (i) we are not submitting herewith for exchange any portion of such Temporary Offshore Global Security excepted in such certifications and (ii) as of the date hereof we have not received any notification from any Institution to the effect that the statements made by such Institution with respect to any portion of such Temporary Offshore Global Security submitted herewith for exchange are no longer true and cannot be relied upon as of the date hereof.

You and the Company are entitled to rely upon this Certificate and are irrevocably authorized to produce this Certificate or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

G-3

Yours faithfully,

[Name of DTC Participant]

By:
Name:
Title:
Address:

Date:

G-4

EXHIBIT H

TEMPORARY OFFSHORE GLOBAL SECURITY LEGEND

THIS SECURITY IS A TEMPORARY GLOBAL SECURITY. PRIOR TO THE EXPIRATION OF THE RESTRICTED PERIOD APPLICABLE HERETO, BENEFICIAL INTERESTS HEREIN MAY NOT BE HELD BY ANY PERSON OTHER THAN (1) A NON-U.S. PERSON OR (2) A U.S. PERSON THAT PURCHASED SUCH INTEREST IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). BENEFICIAL INTERESTS HEREIN ARE NOT EXCHANGEABLE FOR CERTIFICATED SECURITIES OTHER THAN A PERMANENT GLOBAL SECURITY IN ACCORDANCE WITH THE TERMS OF THE INDENTURE. TERMS IN THIS LEGEND ARE USED AS USED IN REGULATION S UNDER THE SECURITIES ACT.

NO BENEFICIAL OWNERS OF THIS TEMPORARY GLOBAL SECURITY SHALL BE ENTITLED TO RECEIVE PAYMENT OF PRINCIPAL OR INTEREST HEREON UNTIL SUCH BENEFICIAL INTEREST IS EXCHANGED OR TRANSFERRED FOR AN INTEREST IN ANOTHER SECURITY.

H-1

EXHIBIT I

SUPPLEMENTAL INDENTURE

dated as of             ,

among

BRIGHT HORIZONS ACQUISITION CORP.,

The Guarantor(s) Party Hereto

and

WILMINGTON TRUST COMPANY,

as Trustee

11 1/2% Senior Subordinated Notes due 2018

I-1

THIS SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), entered into as of             ,         , among BRIGHT HORIZONS ACQUISITION CORP., a under the laws of Delaware corporation (the “Company”), BRIGHT HORIZONS CAPITAL CORP., a Delaware corporation (“Holdco”), [insert each Guarantor executing this Supplemental Indenture and its jurisdiction of incorporation] (each an “Undersigned”) and Wilmington Trust Company, as trustee (the “Trustee”).

RECITALS

WHEREAS, the Company and the Trustee entered into the Indenture, dated as of May 28, 2008 (the “Indenture”), relating to the Company’s 11 1/2% Senior Subordinated Notes due 2018 (the “Securities”);

WHEREAS, as a condition to the Trustee entering into the Indenture and the purchase of the Securities by the Holders, the Company agreed pursuant to the Indenture to cause any newly acquired or created Domestic Subsidiaries to provide Security Guarantees, except in certain circumstances.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and intending to be legally bound, the parties to this Supplemental Indenture hereby agree as follows:

Section 1. Capitalized teams used herein and not otherwise defined herein are used as defined in the Indenture.

Section 2. Each Undersigned, by its execution of this Supplemental Indenture, agrees to be a Guarantor under the Indenture and to be bound by the terms of the Indenture applicable to Guarantors, including, but not limited to, Article 11 thereof.

Section 3. This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

Section 4. This Supplemental Indenture may be signed in various counterparts which together will constitute one and the same instrument.

Section 5. This Supplemental Indenture is an amendment supplemental to the Indenture and the Indenture and this Supplemental Indenture will henceforth be read together.

J-1

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

BRIGHT HORIZONS ACQUISITION CORP., as Company

By:
Name:
Title:

BRIGHT HORIZONS CAPITAL CORP., as Holdco

By:
Name:
Title:

[GUARANTOR]

By:
Name:
Title:

WILMINGTON TRUST COMPANY, as Trustee

By:
Name:
Title:

J-2

Exhibit 4.5

EXECUTION COPY

INITIAL SUPPLEMENTAL INDENTURE

THIS INITIAL SUPPLEMENTAL INDENTURE (the “Initial Supplemental Indenture”), entered into as of as of May 28, 2008, among Bright Horizons Acquisition Corp. (formerly known as Swingset Acquisition Corp.), a Delaware corporation (the “Company”), Bright Horizons Family Solutions, Inc., a Delaware corporation (the “Successor Issuer”), Bright Horizons Capital Corp. (formerly known as Swingset Holdings Corp.), a Delaware corporation (“Holdco”), each of the Guarantors listed on the signature pages hereto, (each a “Supplemental Guarantor” and, collectively, the “Supplemental Guarantors”), and Wilmington Trust Company, as trustee (the “Trustee”).

RECITALS

WHEREAS, the Company, Holdco and the Trustee entered into that certain Indenture, dated as of the date hereof (the “Indenture”), relating to the 11 1/2% Senior Subordinated Notes of the Company due 2018 in original principal amount of $300,000,000 (the “Securities”);

WHEREAS, each Supplemental Guarantor is to become a Guarantor under the Indenture;

WHEREAS, on the date hereof, the Company is merging with and into the Successor Issuer, with the Successor Issuer being the surviving Person of such merger (the “Merger”); and

WHEREAS, immediately following the Merger, the Successor Issuer will be converted into Bright Horizons Family Solutions LLC, a Delaware limited liability company.

AGREEMENT

NOW, THEREFORE, the parties to this Initial Supplemental Indenture hereby agree as follows:

Section 1. Effective upon consummation of the Merger, each Supplemental Guarantor shall be a Guarantor under the Indenture and be bound by the terms thereof applicable to Guarantors, including, but not limited to, Article 11 thereof.

Section 2. Effective upon consummation of the Merger, the Successor Issuer, pursuant to Section 5.01 of the Indenture, expressly assumes all of the obligations of the Company under the Indenture and the Securities.

Section 3. Capitalized terms used herein and not otherwise defined herein are used as defined in the Indenture.

Section 4. This Initial Supplemental Indenture is an amendment supplemental to the Indenture, and the Indenture and this Initial Supplemental Indenture will henceforth be read together.

Section 5. This Initial Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

Section 6. This Initial Supplemental Indenture may be signed in various counterparts which together will constitute one and the same instrument.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Initial Supplemental Indenture to be duly executed as of the date first above written.

BRIGHT HORIZONS CAPITAL CORP.

By:	/s/ DAVID LISSY

Name:
Title:

BRIGHT HORIZONS ACQUISITION CORP.

By:	/s/ DAVID LISSY

Name:
Title:

BRIGHT HORIZONS FAMILY SOLUTIONS, INC.

By:	/s/ DAVID HUMPHREY

Name:
Title:

[Signature Page to Initial Supplemental Indenture]

BRIGHT HORIZONS, INC.
BRIGHT HORIZONS CHILDREN’S CENTERS, INC.
CHILDRENFIRST INC.
CORPORATEFAMILY SOLUTIONS, INC.
CREATIVE MOVEMENT CENTER, INC.
GREENTREE CHILD CARE SERVICES, INC.
KIDSTOP AT BOYNTON BEACH, INC.
LIPTON CORPORATE CHILD CARE CENTERS, INC.
LIPTON CORPORATE CHILD CARE CENTERS (JC), INC.
LIPTON CORPORATE CHILD CARE CENTERS (METROPOLITAN SQUARE), INC.
LIPTON CORPORATE CHILD CARE CENTERS (MORRIS COUNTY), INC.
LIPTON CORPORATE CHILD CARE CENTERS (OAKWOOD AT THE WINDSOR), INC.
LIPTON CORPORATE CHILD CARE CENTERS (PARK AVENUE), INC.
LIPTON CORPORATE CHILD CARE CENTERS (RESTON), INC.
LIPTON CORPORATE CHILD CARE CENTERS (TYSONS CORNER), INC.
LIPTON CORPORATE CHILD CARE CENTERS (WP), INC.
LIPTON CORPORATE CHILDCARE, INC. (NEW YORK) RESOURCES IN ACTIVE LEARNING

By:	/s/ DAVID LISSY

Name:
Title:

BRIGHT HORIZONS LIMITED PARTNERSHIP

By:	BRIGHT HORIZONS, INC., its General Partner

By:	/s/ DAVID LISSY

Name:
Title:

[Signature Page to Initial Supplemental Indenture]

IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Initial Supplemental Indenture to be duly executed as of the date first above written.

WILMINGTON TRUST COMPANY
as Trustee

By:	/s/ MICHAEL H. WASS

Name:	Michael H. Wass
Title:	Financial Services Officer

[Signature Page to Initial Supplemental Indenture]

Exhibit 10.1

Execution Version

BRIGHT HORIZONS SOLUTIONS CORP.

2008 EQUITY INCENTIVE PLAN

Effective as of May 28, 2008

1.	DEFINED TERMS

Exhibit A, which is incorporated by reference, defines the terms used in the Plan and sets forth certain operational rules related to those terms.

2.	PURPOSE

The Plan has been established to advance the interests of the Company by providing for the grant to Participants of Stock-based Awards.

3.	ADMINISTRATION

The Administrator has discretionary authority, subject only to the express provisions of the Plan, to interpret the Plan; determine eligibility for and grant Awards; determine, modify or waive the terms and conditions of any Award; prescribe forms, rules and procedures; and otherwise do all things necessary to carry out the purposes of the Plan. Determinations of the Administrator made under the Plan will be conclusive and will bind all parties.

4.	LIMITS ON AWARDS UNDER THE PLAN

(a) Number of Shares. In addition to shares available to be issued in respect of the Continuation Options described in Section 4(b), a maximum of 1,360,000 A Shares may be delivered in satisfaction of Awards under the Plan. The number of shares of Stock delivered in satisfaction of Awards shall, for purposes of the preceding sentence, be determined net of any shares of Stock permitted to be withheld by the Company in payment of the exercise price with respect thereto.

(b) Continuation Options. Reference is made to the Awards specified on Exhibit B, which represent stock options granted in substitution for certain options granted under the Bright Horizons Family Solutions, Inc. 2006 Equity Incentive Plan and Amended and Restated 1998 Stock Incentive Plan (the “BHFS Plans”) (the “Continuation Options”). Only Equity Strips may be delivered in satisfaction of Continuation Options. A Shares included in the Equity Strips that may be delivered pursuant to the Continuation Options shall be in addition to the A Shares specified in Section 4(a). No shares, or Equity Strips consisting of shares, subject to a Continuation Option that is forfeited, that expires or that otherwise lapses without being exercised shall again be available for Awards under the Plan.

(c) Type of Shares. Stock delivered under the Plan may be authorized but unissued A Shares or previously issued A Shares acquired by the Company.

5.	ELIGIBILITY AND PARTICIPATION

The Administrator acting in consultation with the CEO will select Participants from among those key Employees and directors of, and consultants and advisors to, the Company or its Affiliates who, in the opinion of the Administrator, are in a position to make a significant contribution to the success of the Company. Eligibility for Awards is limited to individuals described in the first sentence of this Section 5 who are providing direct services on the date of grant of the Award to the Company or to a subsidiary of the Company that would be described in the first sentence of Treas. Regs. §1.409A-1(b)(5)(iii)(E). All grants will be subject to compliance with U.S. federal and state securities laws and/or the laws of the applicable foreign jurisdiction in which the Participant resides and/or performs services.

6.	RULES APPLICABLE TO AWARDS

(a) All Awards

(1) Award Provisions. The Administrator will determine the terms of all Awards, subject to the limitations provided herein. By accepting (or under such rules as the Administrator may prescribe, being deemed to have accepted) an Award, the Participant agrees to the terms of the Award and of the Plan. Notwithstanding any provision of the Plan to the contrary, awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition may contain terms and conditions that are inconsistent with the terms and conditions specified herein, as determined by the Administrator.

(2) Fair Market Value. In determining the fair market value of any share of Stock under the Plan, the Administrator shall make the determination, (i) if at the applicable reference date the Stock (or applicable Series thereof) is not readily tradable on an established securities market, in accordance with Treas. Regs. §1.409A-1(b)(5)(iv)(B), and (ii) in every other case, using a methodology permitted under Treas. Regs. §1.409A-1(b)(5)(iv)(A).

(3) Transferability. Awards may not be transferred other than by will or by the laws of descent and distribution.

(4) Vesting, Etc. The Administrator may determine the time or times at which an Award will vest or become exercisable and the terms on which an Award will remain exercisable. Without limiting the foregoing, the Administrator may at any time accelerate the vesting or exercisability of an Award, regardless of any adverse or potentially adverse tax or other consequences resulting from such acceleration. Unless the Administrator expressly provides otherwise, however, the following rules will apply if a Participant’s Employment ceases:

(A) Immediately upon the cessation of Employment, all Awards held by the Participant will immediately cease to be exercisable and will immediately terminate except as otherwise provided at (B), (C), (D), or (E) below.

(B) Subject to (C), (D), (E), and (F) below, all Awards held by the Participant immediately prior to the cessation of the Participant’s Employment, to the extent then exercisable, will remain exercisable for the shorter of (i) a period of 30 days or (ii) the period ending on the latest date on which such Award could have been exercised without regard to this Section 6(a)(4), and will thereupon immediately terminate.

(C) If termination of Employment occurs by reason of death, all Awards held by the Participant immediately prior to the Participant’s death, to the extent then exercisable, will remain exercisable for the shorter of (i) the one-year period ending with the first anniversary of the Participant’s death or (ii) the period ending on the latest date on which such Awards could have been exercised without regard to this Section 6(a)(4), and will thereupon immediately terminate.

(D) If termination of Employment occurs by reason of Disability, all Awards held by the Participant immediately prior to the Participant’s Disability, to the extent then exercisable, will remain exercisable for the shorter of (i) a period of 180 days following the termination due to Disability, or (ii) the period ending on the latest date on which such Awards could have been exercised without regard to this Section 6(a)(4), and will thereupon immediately terminate.

(E) All Awards held by the Participant immediately prior to the Participant’s Retirement, to the extent then exercisable, will remain exercisable for the shorter of (i) a period of 90 days following Retirement, or (ii) the period ending on the latest date on which such Awards could have been exercised without regard to this Section 6(a)(4), and will thereupon immediately terminate.

(F) For the avoidance of doubt, all Awards held by a Participant immediately prior to the cessation of the Participant’s Employment will immediately terminate upon such cessation if such cessation of Employment is in connection with an act or failure to act constituting Cause. In addition, all Awards held by a Participant whose Employment terminates for any reason and who breaches any obligation to the Company with respect to competition, solicitation or confidentiality shall be forfeited.

(5) Taxes. Any exercise of an Award should be conditioned upon satisfaction of all tax withholding requirements as determined by the Administrator. The Administrator will make such provision for the withholding of taxes as it deems necessary.

(6) Dividend Equivalents, Etc. The Administrator may provide for the payment of amounts in lieu of cash dividends or other cash distributions with respect to Stock subject to an Award. Any entitlement to dividend equivalents or similar entitlements shall be established and administered consistent either with exemption from, or compliance with, the requirements of Section 409A.

(7) Rights Limited. Nothing in the Plan will be construed as giving any person the right to continued employment or services with the Company or its Affiliates, or any rights as a stockholder except as to shares of Stock (including Stock comprising all or part of an Equity Strip) actually issued under the Plan. The loss of existing or potential profit in an Award will not constitute an element of damages in the event of termination of Employment for any reason, even if the termination is in violation of an obligation of the Company or any Affiliate to the Participant.

(8) Coordination with Other Plans. Awards under the Plan may be granted in tandem with, or in satisfaction of or substitution for, other Awards under the Plan or awards made under other compensatory plans or programs of the Company or its Affiliates. For example, but without limiting the generality of the foregoing, awards under other compensatory plans or programs of the Company or its Affiliates may be settled in Stock if the Administrator so determines, in which case the shares delivered shall be treated as awarded under the Plan (and shall reduce the number of shares thereafter available under the Plan in accordance with the rules set forth in Section 4).

(9) Section 409A. Each Award shall contain such terms as the Administrator determines, and shall be construed and administered, such that the Award is exempt from the requirements of Section 409A.

(10) Stockholders Agreement. Unless otherwise specifically provided, all Awards issued under the Plan and all Stock issued thereunder (including Stock comprising all or a portion of any Equity Strip) will be subject to the Stockholders Agreement. No Award will be granted to a Participant and no Stock will be delivered to a Participant, in either case, until the Participant executes the Stockholders Agreement.

(b) Awards Requiring Exercise

(1) Time And Manner Of Exercise. Unless the Administrator expressly provides otherwise, an Award requiring exercise by the holder will not be deemed to have been exercised until the Administrator receives a notice of exercise (in form acceptable to the Administrator) signed by the appropriate person and accompanied by any payment required under the Award. If the Award is exercised by any person other than the Participant, the Administrator may require satisfactory evidence that the person exercising the Award has the right to do so.

(2) Exercise Price. The exercise price (or the base value from which appreciation is to be measured) of each Award requiring exercise shall be 100% of the Fair Market Value of the Stock subject to the Award, determined as of the date of grant, or such higher amount as the Administrator may determine in connection with the grant.

(3) Payment Of Exercise Price. When the exercise of an Award is to be accompanied by payment of the exercise price shall be paid as follows: (a) by cash or check acceptable to the Administrator, or (b) by such other means, if any, as may be acceptable to the Administrator.

(4) Maximum Term. The maximum term of each Award shall be ten (10) years from the date of grant.

7.	EFFECT OF CERTAIN TRANSACTIONS

(a) Mergers, etc. Except as otherwise provided in an Award, the following provisions shall apply in the event of a Covered Transaction:

(1) Assumption or Substitution. If the Covered Transaction is one in which there is an acquiring or surviving entity, the Administrator may provide for the assumption of some or all outstanding Awards or for the grant of new awards in substitution therefor by the acquiror or survivor or an affiliate of the acquiror or survivor.

(2) Cash-Out of Awards. If the Covered Transaction is one in which holders of Stock will receive upon consummation a payment (whether cash, non-cash or a combination of the foregoing), the Administrator may provide for payment (a “cash-out”), with respect to some or all Awards or any portion thereof, equal in the case of each affected Award or portion thereof to the excess, if any, of (A) the fair market value of one share of Stock (or Equity Strip as applicable) times the number of shares of Stock (or Equity Strips as applicable) subject to the Award or such portion, over (B) the aggregate exercise or purchase price under the Award or such portion, in each case on such payment terms (which need not be the same as the terms of payment to holders of Stock) and other terms, and subject to such conditions, as the Administrator determines.

(3) Acceleration of Certain Awards. If the Covered Transaction (whether or not there is an acquiring or surviving entity) is one in which there is no assumption, substitution or cash-out, each Award will become fully exercisable prior to the Covered Transaction, on a basis that gives the holder of the Award a reasonable opportunity, as determined by the Administrator, following exercise of the Award to participate as a stockholder in the Covered Transaction.

(4) Termination of Awards Upon Consummation of Covered Transaction. Each Award will terminate upon consummation of the Covered Transaction, other than Awards assumed pursuant to Section 7(a)(1) above.

(5) Additional Limitations. Any share of Stock and any cash or other property delivered pursuant to Section 7(a)(2) or Section 7(a)(3) above with respect to an Award may, in the discretion of the Administrator, contain such restrictions, if any, consistent with Section 409A, as the Administrator deems appropriate to reflect any performance or other vesting conditions to which the Award was subject and that did not lapse (and were not satisfied) in connection with the Covered Transaction.

(b) Change of Control. In the event of a Change of Control (whether or not constituting a Covered Transaction), any Award held by an individual who is an Employee on the date of the Change of Control, unless earlier terminated or forfeited and to the extent not otherwise vested, shall be fully vested.

(c) Changes In, Distributions With Respect To And Redemptions Of The Stock.

(1) Basic Adjustment Provisions. In the event of a share dividend, share split or consolidation of shares (including a reverse share split), recapitalization or other change in the Company’s capital structure (including any equity restructuring within the meaning of SFAS No. 123R), the Administrator shall make appropriate adjustments to the maximum number of shares specified in Section 4(a) that may be delivered under the Plan and shall also make appropriate adjustments to the number and kind of shares or securities subject to Awards then outstanding or subsequently granted, any exercise prices relating to Awards and any other provision of Awards affected by such change.

(2) Certain Other Adjustments. The Administrator may also make adjustments of the type described in Section 7(c)(1) above to take into account distributions to stockholders other than those provided for in Section 7(a) and 7(c)(1), or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Plan and to preserve the value of Awards made hereunder. Without limiting the generality of the foregoing, upon the occurrence of a cash distribution with respect to the Stock that constitutes a “corporate transaction” described at Treas. Regs. §1.424-1(a)(3)(ii) (an “extraordinary dividend”), as determined by the Administrator, the Administrator will cause the Company to take appropriate action as determined by the Administrator in its sole discretion to reflect such extraordinary dividend.

(3) Continuing Application of Plan Terms. References in the Plan to shares of Stock will be construed to include any shares or securities resulting from an adjustment pursuant to this Section 7.

8.	LEGAL CONDITIONS ON DELIVERY OF STOCK

The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or to remove any restriction from shares of Stock previously delivered under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance and delivery of such shares have been addressed and resolved; (ii) if the outstanding Stock is at the time of delivery listed on any stock exchange or national market system, the shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived. If the sale of Stock has not been registered under the Securities Act of 1933, as amended, the Company may require, as a condition to exercise of the Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of such Act. The Company may require that certificates evidencing Stock issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending lapse of the applicable restrictions.

9.	AMENDMENT AND TERMINATION

The Administrator may at any time or times amend the Plan or any outstanding Award for any purpose which may at the time be permitted by law, and may at any time terminate the Plan as to any future grants of Awards; provided, that except as otherwise expressly provided in the Plan the Administrator may not, without the Participant’s consent, alter the terms of an Award so as to affect materially and adversely the Participant’s rights under the Award, unless the Administrator expressly reserved the right to do so at the time of the Award. Any amendments to the Plan shall be conditioned upon stockholder approval only to the extent, if any, such approval is required by applicable law (including the Code), as determined by the Administrator.

10.	OTHER COMPENSATION ARRANGEMENTS

The existence of the Plan or the grant of any Award will not in any way affect the right of the Company or an Affiliate to Award a person bonuses or other compensation in addition to Awards under the Plan.

11.	MISCELLANEOUS

(a) Waiver of Jury Trial. By accepting an Award under the Plan, each Participant waives any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan and any Award, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees that any such action, proceedings or counterclaim shall be tried before a court and not before a jury. By accepting an Award under the Plan, each Participant certifies that no officer, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers.

(b) Limitation of Liability. Notwithstanding anything to the contrary in the Plan, neither the Company, nor any Affiliate, nor the Administrator, nor any person acting on behalf of the Company, any Affiliate, or the Administrator, shall be liable to any Participant or to the estate or beneficiary of any Participant or to any other holder of an Award by reason of any acceleration of income, or any additional tax, asserted by reason of the failure of an Award to satisfy the requirements of Section 422 or Section 409A or by reason of Section 4999 of the Code; provided, that nothing in this Section 11(b) shall limit the ability of the Administrator or the Company to provide by separate express written agreement with a Participant for a gross-up payment or other payment in connection with any such tax or additional tax.

12.	ESTABLISHMENT OF SUB-PLANS

The Board may from time to time establish one or more sub-plans under the Plan for purposes of satisfying applicable blue sky, securities or tax laws of various jurisdictions. The Board shall establish such sub-plans by adopting supplements to the Plan setting forth (i) such limitations on the Administrator’s discretion under the Plan as the Board deems necessary or desirable and (ii) such additional terms and conditions not otherwise inconsistent with the Plan as the Board shall deem necessary or desirable. All supplements adopted by the Board shall be deemed to be part of the Plan, but each supplement shall apply only to Participants within the affected jurisdiction and the Company shall not be required to provide copies of any supplement to Participants in any jurisdiction that is not affected.

13.	GOVERNING LAW

Except as otherwise provided by the express terms of a sub-plan described in Section 12, the provisions of the Plan and of Awards under the Plan shall be governed and construed in accordance with the laws of the State of Delaware.

EXHIBIT A

Definitions of Terms

The following terms, when used in the Plan, will have the meanings and be subject to the provisions set forth below:

“A Share”: Class A Common Stock in the Company.

“Administrator”: A committee designated by the Board. The Administrator may delegate ministerial tasks to such persons as it deems appropriate. In the event of any such delegation, the term “Administrator” shall include the person or persons so delegated to the extent of such delegation.

“Affiliate”: Any corporation or other entity that is an “Affiliate” of the Company within the meaning of the Stockholders Agreement.

“Award”: A Stock Option.

“Board”: The Board of Directors of Bright Horizons Solutions Corp.

“Cause”: In the case of any Participant who is party to an employment or severance-benefit agreement that contains a definition of “Cause,” the definition set forth in such agreement shall apply with respect to such Participant under the Plan. In the case of any other Participant, “Cause” shall mean (i) a material breach by the Participant of the Participant’s duties and responsibilities, or (ii) the commission by the Participant of a felony involving moral turpitude, or (iii) the commission by the Participant of theft, fraud, embezzlement, material breach of trust or any material act of dishonesty involving the Company or its subsidiaries, or (iv) a significant violation by the Participant of the code of conduct of the Company or its subsidiaries or of any statutory or common law duty of loyalty to the Company or its subsidiaries.

“Change of Control”: Any (a) change in the ownership of the capital stock of the Company if, immediately after giving effect thereto, any Person (or group of Persons acting in concert) other than the Investors and their Affiliates will have the direct or indirect power to elect a majority of the members of the Board or (b) change in the ownership of the capital stock of the Company if, immediately after giving effect thereto, the Investors and their Affiliates shall own less than 25% of the Equivalent Shares (as defined in the Stockholders Agreement).

“CEO”: The chief executive officer of the Company.

“Closing Date”: “Closing Date” as that term is defined in the Stockholders Agreement.

“Code”: The U.S. Internal Revenue Code of 1986 as from time to time amended and in effect, or any successor statute as from time to time in effect. References to the Code shall include any regulations promulgated thereunder.

“Company”: Bright Horizons Solutions Corp.

“Competitor of the Company”: “Competitor of the Company” as that that term is defined in the Stockholders Agreement.

“Continuation Options”: Awards described in Section 4(b) of the Plan.

“Covered Transaction”: Any of (i) a consolidation, merger, or similar transaction or series of related transactions, including a sale or other disposition of shares, in which the Company is not the surviving corporation or which results in the acquisition of all or substantially all of the Company’s then outstanding shares by a single person or entity or by a group of persons and/or entities acting in concert, (ii) a sale or transfer of all or substantially all the Company’s assets, or (iii) a dissolution or liquidation of the Company. Where a Covered Transaction involves a tender offer that is reasonably expected to be followed by a merger described in clause (i) (as determined by the Administrator), the Covered Transaction shall be deemed to have occurred upon consummation of the tender offer.

“Disability”: In the case of any Participant who is a party to an employment or severance-benefit agreement that contains a definition of “Disability,” the definition set forth in such agreement shall apply with respect to such Participant under the Plan. In the case of any other Participant, “Disability” shall mean a disability that would entitle a Participant to long-term disability benefits under the Company’s long-term disability plan to which the Participant participates.

“Employee”: Any person who is employed by the Company or an Affiliate.

“Employment”: A Participant’s employment or other service relationship with the Company or an Affiliate of the Company. Employment will be deemed to continue, unless the Administrator expressly provides otherwise, so long as the Participant is employed by, or otherwise is providing services in a capacity described in Section 5 to the Company or its Affiliates. If a Participant’s employment or other service relationship is with an Affiliate and that entity ceases to be an Affiliate, the Participant’s Employment will be deemed to have terminated when the entity ceases to be an Affiliate unless the Participant transfers Employment to the Company or its remaining Affiliates.

“Equity Strip”: A combination of nine (9) A Shares of the Company and one (1) L Share of the Company. Continuation Options are exercisable with respect to whole Equity Strips in a ratio of nine (9) A Shares to one (1) L Share, and not separately with respect to the individual classes of shares represented in an Equity Strip.

“Fair Market Value”: Fair market value determined in accordance with Section 6(a)(2).

“Investors”: Collectively, the investment funds associated with Bain Capital Partners, LLC and their respective affiliates that hold shares of Stock.

“L Share”: Class L Common Stock in the Company.

“Performance Award”: An Award subject to specified criteria, other than the mere continuation of Employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of the Award.

“Person”: Any individual, partnership, corporation, company, association, trust, joint venture, limited liability company, unincorporated organization, entity or division, or any government, governmental department or agency or political subdivision thereof.

“Plan”: The Bright Horizons Solutions Corp. 2008 Equity Incentive Plan as from time to time amended and in effect.

“Retirement”: A Participant’s (i) retirement other than by reason of Disability from service with the Company upon or after attaining age sixty-five (65) or (ii) earlier retirement other than by reason of Disability from service with the Company with the express consent of the Company at or before the time of such retirement, provided that the Participant has attained the age of fifty (50) and has been employed by the Company or its subsidiaries for at least fifteen (15) years at the time of such retirement.

“Section 409A”: Section 409A of the Code.

“Stock”: A Shares or L Shares.

“Stockholders Agreement”: Stockholders Agreement, dated as of May 28, 2008, among the Company, the Investors and certain other security holders of the Company.

“Stock Option”: An option entitling the recipient to acquire shares of Stock upon payment of the exercise price.

EXHIBIT B

Continuation Options

Non-Statutory Continuation Option Awards issued on May 28, 2008 pursuant to Non-Statutory Continuation Option Agreements in respect of options to purchase 26,777 Equity Strips.

Exhibit 10.2

Execution Version

Type:	Time-Based Option
Name:
Number of Shares of Class A Common Stock subject to Option:
Price Per Share:	$
Date of Grant:	,

BRIGHT HORIZONS SOLUTIONS CORP.

2008 EQUITY INCENTIVE PLAN

THIS AWARD AND ANY SECURITIES ISSUED UPON EXERCISE OF THIS STOCK OPTION ARE SUBJECT TO RESTRICTIONS ON VOTING AND TRANSFER AND REQUIREMENTS OF SALE AND OTHER PROVISIONS AS SET FORTH IN THE STOCKHOLDERS AGREEMENT (AS DEFINED IN THE BRIGHT HORIZONS SOLUTIONS CORP. 2008 EQUITY INCENTIVE PLAN)

BRIGHT HORIZONS SOLUTIONS CORP. STRONGLY ENCOURAGES YOU TO SEEK THE ADVICE OF YOUR OWN LEGAL AND FINANCIAL ADVISORS WITH RESPECT TO YOUR AWARD AND ITS TAX CONSEQUENCES.

NON-STATUTORY TIME-BASED STOCK OPTION AGREEMENT

This agreement (the “Agreement”) evidences a stock option granted by Bright Horizons Solutions Corp. (the “Company”) to the undersigned (the “Optionee”), pursuant to and subject to the terms of the Bright Horizons Solutions Corp. 2008 Equity Incentive Plan (the “Plan”), which is incorporated herein by reference.

1. Grant of Stock Option. The Company grants to the Optionee on [                    ] (the “Date of Grant”) an option (the “Stock Option”) to purchase, on the terms provided herein and in the Plan (including, without limitation, the exercise provisions in Section 6(b)(3) of the Plan), the number of shares of Class A Common Stock of the Company set forth above (the “Shares”) with an exercise price per Share as set forth above, in each case subject to adjustment pursuant to Section 7 of the Plan in respect of transactions occurring after the date hereof.

The Stock Option evidenced by this Agreement is a non-statutory option (that is, an option that is not to be treated as a stock option described in subsection (b) of Section 422 of the Code) and is granted to the Optionee in connection with the Optionee’s employment by the Company and its qualifying subsidiaries. For purposes of the immediately preceding sentence, “qualifying subsidiary” means a subsidiary of the Company as to which the Company has a “controlling interest” as described in Treas. Regs. § 1.409A-1(b)(5)(iii)(E)(1).

2. Meaning of Certain Terms. Except as otherwise defined herein, all capitalized terms used herein shall have the same meaning as in the Plan. The following terms shall have the following meanings:

(a)	“Beneficiary” means, in the event of the Optionee’s death, the beneficiary named in the written designation (in form acceptable to the Administrator) most recently filed with the Administrator by the Optionee prior to the Optionee’s death and not subsequently revoked, or, if there is no such designated beneficiary, the executor or administrator of the Optionee’s estate. An effective beneficiary designation shall be treated as having been revoked only upon receipt by the Administrator, prior to the Optionee’s death, of an instrument of revocation in form acceptable to the Administrator.

(b)	“Option Holder” means the Optionee or, if as of the relevant time the Stock Option has passed to a Beneficiary, the Beneficiary.

3. Vesting; Method of Exercise; Treatment of the Stock Option Upon Cessation of Employment.

(a)	Generally. As used herein with respect to the Stock Option or any portion thereof, the term “vest” means to become exercisable and the term “vested” as applied to any outstanding Stock Option means that the Stock Option is then exercisable, subject in each case to the terms of the Plan. Unless earlier terminated, relinquished or expired, the Stock Option shall vest in accordance with the terms of Schedule A.

(b)	Exercise of the Stock Option. No portion of the Stock Option may be exercised until such portion vests. Each election to exercise any vested portion of the Stock Option shall be subject to the terms and conditions of the Plan and shall be in writing, signed by the Option Holder (subject to any restrictions provided under the Plan and the Stockholders Agreement). Each such written exercise election must be received by the Company at its principal office or by such other party as the Administrator may prescribe and be accompanied by payment in full as provided in the Plan. The exercise price may be paid (i) by cash or check acceptable to the Administrator, or (ii) by such other means, if any, as may be acceptable to the Administrator. In the event that the Stock Option is exercised by a person other than the Optionee, the Company will be under no obligation to deliver shares hereunder unless and until it is satisfied as to the authority of the Option Holder to exercise the Stock Option. The latest date on which the Stock Option or any portion thereof may be exercised shall be the 10th anniversary of the Date of Grant (the “Final Exercise Date”) and if not exercised by such date the Stock Option or any remaining portion thereof will thereupon immediately terminate.

(c)	Treatment of the Stock Option Upon Cessation of Employment. If the Optionee’s Employment ceases, the Stock Option to the extent not already vested will be immediately forfeited, and any vested portion of the Stock Option that is then outstanding will be treated as follows:

(i) Subject to clauses (ii), (iii), (iv), and (v) below, the Stock Option to the extent vested immediately prior to the cessation of the Optionee’s Employment will remain exercisable until the earlier of (A) the 30th day following the date of such cessation of Employment, or (B) the Final Exercise Date, and will thereupon immediately terminate.

(ii) The Stock Option, to the extent vested immediately prior to Optionee’s death, will remain exercisable until the earlier of (A) the first anniversary of the Optionee’s death or (B) the Final Exercise Date, and will thereupon immediately terminate.

(iii) The Stock Option, to the extent vested immediately prior to termination of Optionee’s Employment as a result of Disability, will remain exercisable until the earlier of (A) the 180th day following the termination due to Disability, or (B) the Final Exercise Date, and will thereupon immediately terminate.

(iv) The Stock Option, to the extent vested immediately prior to termination of Optionee’s Employment as a result of Retirement, will remain exercisable until the earlier of (A) the 90th day following Retirement, or (B) the Final Exercise Date, and will thereupon immediately terminate.

(v) In the event of the cessation of Optionee’s Employment in connection with an act or failure to act constituting Cause, the Stock Option will immediately terminate and be forfeited immediately prior to such cessation of Employment. In addition, in the event of the cessation of Optionee’s Employment for any reason and the breach by Optionee of any obligation to the Company with respect to competition, solicitation or confidentiality, the Stock Option will be treated as having terminated and been forfeited immediately prior to such cessation of Employment.

4. Share Restrictions, etc. Not later than upon the execution of this Agreement and effective as of the date hereof, the Optionee has executed and become a party to the Stockholders Agreement. The Optionee’s rights hereunder (including with respect to shares received upon exercise) are subject to the restrictions and other provisions contained in the Stockholders Agreement.

5. Legends, etc. Shares issued upon exercise of the Stock Option or otherwise delivered in satisfaction of the Stock Option shall bear such legends as may be required or provided for under the terms of the Stockholders Agreement.

6. Transfer of Stock Option. The Stock Option may not be transferred except as permitted under Section 6(a)(3) of the Plan.

7. Withholding. The exercise of the Stock Option may give rise to “wages” subject to withholding. The Optionee expressly acknowledges and agrees that the Optionee’s rights hereunder, including the right to be issued shares upon exercise, are subject to the Optionee promptly paying to the Company in cash (or by such other means as may be acceptable to the Administrator in its discretion) all taxes required to be withheld.

8. Effect on Employment. Neither the grant of the Stock Option, nor the issuance of shares upon exercise of the Stock Option, shall give the Optionee any right to be retained in the employ of the Company or any of its Affiliates, affect the right of the Company or any of its Affiliates to discharge or discipline such Optionee at any time, or affect any right of such Optionee to terminate his or her Employment at any time.

9. Governing Law. This Agreement and all claims or disputes arising out of or based upon this Agreement or relating to the subject matter hereof shall be governed by and construed in accordance with the domestic substantive laws of the State of Delaware without giving effect to any choice or conflict of laws provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

By acceptance of the Stock Option, the undersigned agrees hereby to become a party to, and be bound by the terms of, the Stockholders Agreement and to be subject to the terms of the Plan.

[The remainder of this page is intentionally left blank]

Executed as of the      day of                     ,         .

Company	BRIGHT HORIZONS SOLUTIONS CORP.

By:
Name:
Title:

Optionee
Name:

Address:

[Signature Page to Non-Statutory Time-Based Option Agreement]

Exhibit 10.3

Execution Version

Type:	Performance-Based Option
Name:
Number of Shares of Class A Common Stock subject to Option:
Price Per Share:	$
Date of Grant:	,

BRIGHT HORIZONS SOLUTIONS CORP.

2008 EQUITY INCENTIVE PLAN

THIS AWARD AND ANY SECURITIES ISSUED UPON EXERCISE OF THIS STOCK OPTION ARE SUBJECT TO RESTRICTIONS ON VOTING AND TRANSFER AND REQUIREMENTS OF SALE AND OTHER PROVISIONS AS SET FORTH IN THE STOCKHOLDERS AGREEMENT (AS DEFINED IN THE BRIGHT HORIZONS SOLUTIONS CORP. 2008 EQUITY INCENTIVE PLAN)

BRIGHT HORIZONS SOLUTIONS CORP. STRONGLY ENCOURAGES YOU TO SEEK THE ADVICE OF YOUR OWN LEGAL AND FINANCIAL ADVISORS WITH RESPECT TO YOUR AWARD AND ITS TAX CONSEQUENCES.

NON-STATUTORY PERFORMANCE-BASED STOCK OPTION AGREEMENT

This agreement (the “Agreement”) evidences a stock option granted by Bright Horizons Solutions Corp. (the “Company”) to the undersigned (the “Optionee”) pursuant to and subject to the terms of the Bright Horizons Solutions Corp. 2008 Equity Incentive Plan (the “Plan”), which is incorporated herein by reference.

1. Grant of Stock Option. The Company grants to the Optionee on [                    ], 2011 (the “Date of Grant”) an option (the “Stock Option”) to purchase, on the terms provided herein and in the Plan (including, without limitation, the exercise provisions in Section 6(b)(3) of the Plan), the number of shares of Class A Common Stock of the Company set forth above (the “Shares”) with an exercise price as set forth above, in each case subject to adjustment pursuant to Section 7 of the Plan in respect of transactions occurring after the date hereof.

The Stock Option evidenced by this Agreement is a non-statutory option (that is, an option that is not to be treated as a stock option described in subsection (b) of Section 422 of the Code) and is granted to the Optionee in connection with the Optionee’s employment by the Company and its qualifying subsidiaries. For purposes of the immediately preceding sentence, “qualifying subsidiary” means a subsidiary of the Company as to which the Company has a “controlling interest” as described in Treas. Regs. § 1.409A-1(b)(5)(iii)(E)(1).

2. Meaning of Certain Terms. Except as otherwise defined herein, all capitalized terms used herein shall have the same meaning as in the Plan. The following terms shall have the following meanings:

(a)	“Beneficiary” means, in the event of the Optionee’s death, the beneficiary named in the written designation (in form acceptable to the Administrator) most recently filed with the Administrator by the Optionee prior to the Optionee’s death and not subsequently revoked, or, if there is no such designated beneficiary, the executor or administrator of the Optionee’s estate. An effective beneficiary designation shall be treated as having been revoked only upon receipt by the Administrator, prior to the Optionee’s death, of an instrument of revocation in form acceptable to the Administrator.

(b)	“IPO” means the initial closing of a bona fide firm commitment underwritten public offering of equity shares of the Company, registered under the Securities Act of 1933, as amended, that results in such shares being traded on a liquid trading market

(c)	“Option Holder” means the Optionee or, if as of the relevant time the Stock Option has passed to a Beneficiary, the Beneficiary.

3. Vesting; Method of Exercise; Treatment of the Stock Option Upon Cessation of Employment.

(a)	Generally. As used herein with respect to the Stock Option or any portion thereof, the term “vest” means to become exercisable and the term “vested” as applied to any outstanding Stock Option means that the Stock Option is then exercisable, subject in each case to the terms of the Plan. Unless earlier terminated, relinquished or expired, the Stock Option shall vest in accordance with the terms of Schedule A.

(b)	Exercise of the Stock Option. No portion of the Stock Option may be exercised until such portion vests. Each election to exercise any vested portion of the Stock Option shall be subject to the terms and conditions of the Plan and shall be in writing, signed by the Option Holder (subject to any restrictions provided under the Plan and the Stockholders Agreement). Each such written exercise election must be received by the Company at its principal office or by such other party as the Administrator may prescribe and be accompanied by payment in full as provided in the Plan. The exercise price may be paid (i) by cash or check acceptable to the Administrator, or (ii) by such other means, if any, as may be acceptable to the Administrator. In the event that the Stock Option is exercised by a person other than the Optionee, the Company will be under no obligation to deliver shares hereunder unless and until it is satisfied as to the authority of the Option Holder to exercise the Stock Option. The latest date on which the Stock Option or any portion thereof may be exercised shall be the 10th anniversary of the Date of Grant (the “Final Exercise Date”) and if not exercised by such date the Stock Option or any remaining portion thereof will thereupon immediately terminate.

(c)	Treatment of the Stock Option Upon Cessation of Employment. If the Optionee’s Employment ceases, the Stock Option to the extent not already vested will be immediately forfeited, and any vested portion of the Stock Option will be treated as follows:

(i) Subject to clauses (ii), (iii), (iv), and (v) below, the Stock Option to the extent vested immediately prior to the cessation of the Optionee’s Employment will remain exercisable until the earlier of (A) the 30th day following the date of such cessation of Employment, or (B) the Final Exercise Date, and will thereupon immediately terminate.

(ii) The Stock Option, to the extent vested immediately prior to Optionee’s death, will remain exercisable until the earlier of (A) the first anniversary of the Optionee’s death or (B) the Final Exercise Date, and will thereupon immediately terminate.

(iii) The Stock Option, to the extent vested immediately prior to termination of Optionee’s Employment as a result of Disability, will remain exercisable until the earlier of (A) the 180th day following the termination due to Disability, or (B) the Final Exercise Date, and will thereupon immediately terminate.

(iv) The Stock Option, to the extent vested immediately prior to termination of Optionee’s Employment as a result of Retirement, will remain exercisable until the earlier of (A) the 90th day following Retirement, or (B) the Final Exercise Date, and will thereupon immediately terminate.

(v) In the event of the cessation of Optionee’s Employment in connection with an act or failure to act constituting Cause, the Stock Option will immediately terminate and be forfeited immediately prior to such cessation of Employment. In addition, in the event of the cessation of Optionee’s Employment for any reason and the breach by Optionee of any obligation to the Company with respect to competition, solicitation or confidentiality, the Stock Option will be treated as having terminated and been forfeited immediately prior to such cessation of Employment.

4. Share Restrictions, etc. Not later than upon the execution of this Agreement and effective as of the date hereof, the Optionee has executed and become a party to the Stockholders Agreement. The Optionee’s rights hereunder (including with respect to shares received upon exercise) are subject to the restrictions and other provisions contained in the Stockholders Agreement.

5. Legends, etc. Shares issued upon exercise of the Stock Option or otherwise delivered in satisfaction of the Stock Option shall bear such legends as may be required or provided for under the terms of the Stockholders Agreement.

6. Transfer of Stock Option. The Stock Option may not be transferred except as permitted under Section 6(a)(3) of the Plan.

7. Withholding. The exercise of the Stock Option may give rise to “wages” subject to withholding. The Optionee expressly acknowledges and agrees that the Optionee’s rights hereunder, including the right to be issued shares upon exercise, are subject to the Optionee promptly paying to the Company in cash (or by such other means as may be acceptable to the Administrator in its discretion) all taxes required to be withheld.

8. Effect on Employment. Neither the grant of the Stock Option, nor the issuance of shares upon exercise of the Stock Option, shall give the Optionee any right to be retained in the employ of the Company or any of its Affiliates, affect the right of the Company or any of its Affiliates to discharge or discipline such Optionee at any time, or affect any right of such Optionee to terminate his or her Employment at any time.

9. Governing Law. This Agreement and all claims or disputes arising out of or based upon this Agreement or relating to the subject matter hereof shall be governed by and construed in accordance with the domestic substantive laws of the State of Delaware without giving effect to any choice or conflict of laws provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

By acceptance of the Stock Option, the undersigned agrees hereby to become a party to, and be bound by the terms of, the Stockholders Agreement and to be subject to the terms of the Plan.

[The remainder of this page is intentionally left blank]

Executed as of the      day of                     ,         .

Company	BRIGHT HORIZONS SOLUTIONS CORP.

By:
Name:
Title:

Optionee
Name:

Address:

[Signature Page to Management Non-Statutory Performance-Based Option Agreement]

Exhibit 10.4

Type:	Non-Statutory Continuation Option

Name:

Number of Equity Strips of Company Common Stock (each Equity Strip consisting of 9 A Shares and 1 L Share) subject to Continuation Option:

Price Per Equity Strip of Company Common Stock ($ per A Share and $ per L Share):	$

Date of Grant:	,

BRIGHT HORIZONS SOLUTIONS CORP.

2008 EQUITY INCENTIVE PLAN

THIS AWARD AND ANY SECURITIES ISSUED UPON EXERCISE OF THIS CONTINUATION OPTION ARE SUBJECT TO RESTRICTIONS ON VOTING AND TRANSFER AND REQUIREMENTS OF SALE AND OTHER PROVISIONS AS SET FORTH IN THE STOCKHOLDERS AGREEMENT AS DEFINED IN THE BRIGHT HORIZONS SOLUTIONS CORP. 2008 EQUITY INCENTIVE PLAN.

BRIGHT HORIZONS SOLUTIONS CORP. STRONGLY ENCOURAGES YOU TO SEEK THE ADVICE OF YOUR OWN LEGAL AND FINANCIAL ADVISORS WITH RESPECT TO YOUR AWARD AND ITS TAX CONSEQUENCES.

NON-STATUTORY CONTINUATION OPTION AGREEMENT

This agreement (the “Agreement”) evidences the Continuation Option granted by Bright Horizons Solutions Corp. (the “Company”) to the undersigned (the “Optionee” and together with the Company, the “Parties”), pursuant to and subject to the terms of the Bright Horizons Solutions Corp. 2008 Equity Incentive Plan (the “Plan”), which is incorporated herein by reference. Unless defined herein, all capitalized terms used herein shall have the meanings set forth in the Plan.

WHEREAS, the Company owns all of the issued and outstanding stock of Bright Horizons Capital Corp. (“Parent”), and Parent has entered into an Agreement and Plan of Merger, dated as of January 14, 2008 (the “Merger Agreement”), among (i) Parent, (ii) Bright Horizons Acquisition Corp. (“Merger Sub”) and (iii) Bright Horizons Family Solutions, Inc. (“BHFS”), pursuant to which Merger Sub will merge with an into BHFS (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, immediately prior to the Merger, the Optionee held certain options, copies of instruments evidencing which are attached hereto as Exhibit A, (the “BHFS Options”) that were granted pursuant to the Bright Horizons Family Solutions, Inc. 2006 Equity Incentive Plan or the Bright Horizons Family Solutions, Inc. Amended and Restated 1998 Stock Incentive Plan (including predecessor plans, collectively, the “BHFS Plans”) to purchase shares of BHFS common stock, all of which became fully vested in connection with the Merger;

WHEREAS, the Company has agreed to substitute options to acquire Equity Strips of the Company on the terms hereinafter set forth (the “Continuation Option”) in exchange for the BHFS Options; and

WHEREAS, the initial spread (the excess of the fair market value of the shares of stock underlying options over the strike price) of the Optionee’s Continuation Options will equal the aggregate built-in spread of the Optionee’s BHFS Options less any cash amount paid upon the closing of the Merger representing less than the value of one Equity Strip.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Treatment of BHFS Options. Each BHFS Option previously entitling the Optionee to acquire shares of BHFS stock on the terms set forth in the BHFS Plans is hereby exchanged for a Continuation Option to purchase, on the terms provided herein and in the Plan (including, without limitation, the exercise provisions in Section 6(b)(3) of the Plan), the number of Equity Strips of the Company set forth on Schedule I (the “Equity Strips”) with an exercise price per Equity Strip as set forth on Schedule I across therefrom such Continuation Option, in each case subject to adjustment pursuant to Section 7 of the Plan in respect of transactions occurring after the date hereof. Only Equity Strips may be delivered in satisfaction of the Continuation Option. The exchange of a Continuation Option for a BHFS Option is intended to qualify as an option substitution under Treas. Regs. §1.409A-1(b)(5)(v)(D) and shall be construed accordingly. Without limiting the foregoing, the Continuation Option shall (i) be fully vested at all times; (ii) expire not later than the latest date on which the corresponding BHFS Option would have expired; (iii) remain subject to the post-termination provisions applicable to the corresponding BHFS Option; and (iv) be governed in all respects by the terms of the corresponding BHFS Option, except for (A) the number and type of shares comprising Equity Strips subject to the Continuation Option, (B) the exercise price of the Continuation Option, (C) the provisions of Section 7 of the Plan, (D) the provisions of the Plan applicable to governance, amendment, termination, administration, interpretation and similar matters, and (E) all other provisions of the Plan that as applied to the Continuation Option would not be treated as inconsistent with satisfaction of the requirements of Treas. Regs. §1.409A-1(b)(5)(v)(D). For the avoidance of doubt, the Continuation Option shall be exercisable in accordance with the terms set forth in Section 4 below. The Continuation Option is a non-statutory option, granted to the Optionee in connection with the Optionee’s employment by the Company in substitution of a BHFS Option.

2. Representations and Warranties of the Company. The Company represents and warrants to the Optionee that the statements in this Section 2 are true and correct as of the date of this Agreement.

(a)	Organization of the Company. The Company is a corporation duly organized and validly existing under the laws of the State of Delaware.

(b)	Authorization, Execution and Delivery of the Agreement. The Company has the capacity, full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms and conditions. The Company need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

(c)	Valid Issuance of the Continuation Option. The shares of Company common stock issuable as Equity Strips upon exercise of the Continuation Option that is being issued to the Optionee hereunder, when issued in accordance with the terms hereof for the consideration expressed herein, will be validly issued, fully paid and nonassessable.

3. Representations and Warranties of the Optionee. The Optionee represents and warrants to the Company that the statements in this Section 3 are true and correct as of the date of this Agreement.

(a)	Ownership of BHFS Securities. The Optionee holds and is the owner of the BHFS Options attached as Exhibit A. Except for the provisions of the applicable BHFS Plan and any transfer restrictions under applicable securities law, the BHFS Options are held free and clear of all mortgages, liens, licenses, pledges, charges, claims, security interests, encumbrances, agreements, rights of first refusal, options or restrictions of any kind whatsoever (including, without limitation, restrictions on the right to sell or otherwise dispose of such BHFS Options) or other defects in title.

(b)	Authorization, Execution and Delivery of the Agreement. The Optionee has the capacity, full power and authority to execute and deliver this Agreement, to perform the Optionee’s obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Optionee and constitutes the valid and legally binding obligation of the Optionee, enforceable in accordance with its terms and conditions. The Optionee need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

(c)	Investment. The Optionee understands that the holding of the Continuation Option involves substantial risk. The Optionee understands that, following the effective time of the Merger, Merger Sub intends to file a Form 15 to deregister the BHFS common stock under the Securities Exchange Act of 1934, as amended, and suspend its duty to file periodic and current reports thereunder. The Optionee is electing to receive the Continuation Option for his or her own account, for investment purposes only and not with a view to the distribution or public offering thereof in violation of the United States Securities Act of 1933, as amended (the “Securities Act”), or any applicable United States federal or state securities laws or regulations.

(d)	No Registration. The Optionee has been advised that neither the Continuation Option nor the shares of Company common stock issuable upon exercise thereof are being registered under the Securities Act of 1933, as amended, upon the basis that the transaction is exempt from such registration requirements pursuant to regulations promulgated by the Securities and Exchange Commission, and that reliance by the Company on such exemptions are predicated in part on the Optionee’s representations set forth herein, and, as a result, no Continuation Option, or any shares issued upon exercise or distribution thereof, may be transferred, sold, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any other provisions of applicable state securities laws or pursuant to an applicable exemption therefrom. The Optionee is aware that the Company is not under any obligation to effect any such registration with respect to the Continuation Option or the shares of Company common stock issuable upon exercise thereof (except solely to the extent, if any, provided in a registration rights agreement to which the Optionee is a party) or to file for or comply with any exemption from registration. The Optionee further acknowledges that his or her rights and interests under and with respect to the Continuation Option and the shares issued upon any exercise or distribution thereof will be subject to the terms and conditions of the Plan and the Stockholders Agreement and the Optionee will have no further rights under the BHFS Options exchanged for such Continuation Option. The Optionee has such knowledge and experience in financial and business matters that the Optionee is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment and is able to bear the economic risk of such investment for an indefinite period of time. The Optionee is an “accredited investor” as that term is defined in Regulation D under the Securities Act of 1933, as amended. The address of the Optionee is as set forth under the Optionee’s name on the signature page hereof.

(e)

Disclosure. The Optionee is employed by BHFS. In connection with the Optionee’s exchange of BHFS Options for Continuation Options, the Optionee has received a copy of the BHFS proxy statement dated April 4, 2008 relating to the Merger together with a confidential memorandum describing the equity securities of the Company and certain risks associated with investing in such securities, including the Continuation

Option. The Company has made available to the Optionee the opportunity to ask questions of, and to receive answers from, persons acting on behalf of the Company and BHFS concerning the terms and conditions of the Continuation Option, and to obtain any additional information desired by the Optionee with respect to the Company, BHFS and its subsidiaries.

4. Exercise of the Continuation Option. The exercise price of the Continuation Option may be paid (i) by cash or check acceptable to the Administrator; (ii) in the case of exercise of the Continuation Option in accordance with Section 6(a) of the Plan following Optionee’s Retirement, termination by Company without Cause or termination by Optionee for Good Reason (as defined below), on a cashless basis under which shares otherwise deliverable under the Continuation Option and having a Fair Market Value equal to the exercise price are withheld by the Company in accordance with the Plan; (iii) by such other means, if any, as may be acceptable to the Administrator and are consistent with the third sentence of Section 1 above; or (iv) by any combination of the foregoing permissible forms of payment. In the case of any Optionee who is party to an employment or severance-benefit agreement that contains a definition of “Good Reason,” the definition set forth in such agreement shall apply with respect to such Optionee hereunder. In the case of any other Optionee, “Good Reason” shall mean any material diminution in Optionee’s base salary, bonus opportunity, position or nature or scope of responsibilities (other than by inadvertence) or any material reduction in Optionee’s benefits that uniquely and disproportionately affects Optionee, in each case occurring without Optionee’s consent and as to which (x) Optionee has provided written notice to the Board within thirty (30) days of the date on which Optionee knew or reasonably should have known of such diminution or reduction, which notice shall set forth in reasonable detail the nature of such Good Reason, (y) the Board shall not have remedied such diminution or reduction within thirty (30) days of receiving such written notice, and (z) Optionee shall have terminated Optionee’s employment within ten (10) days after the Board’s failure to remedy such diminution or reduction. Termination of employment for Good Reason is intended to be an involuntary separation of service for purposes of Section 409A of the Code, and shall be construed accordingly.

5. Share Restrictions, Etc. Not later than upon the execution of this Agreement and effective as of the date hereof, the Optionee has executed and become a party to the Stockholders Agreement. The Optionee’s rights hereunder (including with respect to shares received upon exercise) are subject to the restrictions and other provisions contained in the Stockholders Agreement.

6. Legends, Etc. Shares issued upon exercise shall bear such legends as may be required or provided for under the terms of the Stockholders Agreement.

7. Transfer of the Continuation Option. The Continuation Option is not transferable.

8. Withholding. The exercise of the Continuation Option will give rise to “wages” subject to withholding. The Optionee expressly acknowledges and agrees that the Optionee’s rights hereunder, including the right to be issued shares upon exercise, are subject to the Optionee promptly paying to the Company in cash (or by such other means as may be acceptable to the Administrator in its discretion) all taxes required to be withheld. In the event of an exercise of the Continuation Option following Optionee’s Retirement, termination by Company without Cause or termination by Optionee for Good Reason, the Optionee may elect to have shares held back by the Company in satisfaction of minimum tax withholding requirements. The Optionee also authorizes the Company and its subsidiaries to withhold such amounts from any amounts otherwise owed to the Optionee.

9. Effect on Employment. Neither the grant of the Continuation Option, nor the issuance of shares upon exercise of the Continuation Option, shall give the Optionee any right to be retained in the employ of the Company or any of its Affiliates, affect the right of the Company or any of its Affiliates to discharge or discipline such Optionee at any time, or affect any right of such Optionee to terminate his or her Employment at any time.

10. Governing Law. This Agreement and all claims or disputes arising out of or based upon this Agreement or relating to the subject matter hereof shall be governed by and construed in accordance with the domestic substantive laws of the State of Delaware without giving effect to any choice or conflict of laws provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

By acceptance of the Continuation Option, the undersigned agrees hereby to become a party to, and be bound by the terms of, the Stockholders Agreement and the Plan.

[The remainder of this page is intentionally left blank]

Executed as of the              day of                         ,         .

Company	BRIGHT HORIZONS SOLUTIONS CORP.

By:
Name:
Title:

Optionee
Name:

Address:

[Signature Page to Non-Statutory Continuation Option Agreement]

Exhibit A

BHFS Options

STOCK OPTIONS

Grant Date	Exercise Price	Options Rolled

Total

Schedule I

Continuation Options

OPTIONS ROLLED INTO CONTINUATION OPTIONS FOR EQUITY STRIPS

Options Rolled	Continuation Options Equity Strips	Continuation Options Equity Strips Rounded Down	A Shares	L Shares	Fractional Share Cash Payment

Exhibit 10.12

BRIGHT HORIZONS FAMILY SOLUTIONS, INC.

DEFERRED GRANT AGREEMENT

THIS DEFERRED GRANT AGREEMENT (this “Agreement”) is made and entered into as of this 29th day of May, 2008 (the “Grant Date”), by and between Bright Horizons Family Solutions, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), and David Lissy (the “Grantee”).

WHEREAS, the Company desires to grant the Grantee an award, consisting of the conditional right to receive in the future, a fixed cash amount, as hereinafter provided;

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Grant.

(a) The Company grants as of May 29, 2008, (the “Effective Date”) the amount of Five Hundred Sixty Thousand Six Hundred Thirty-four and No/100 Dollars ($560,634) (the “Grant”), on the terms and conditions set forth in this Agreement and subject to all provisions of the Agreement. The Grantee shall not have any of the rights to payment under the Grant until all of the terms and conditions of this Agreement have been fully satisfied.

(b) The Company may take such action as it deems appropriate to ensure that, if necessary, all applicable federal, state or other taxes are withheld or collected from the Grantee.

2. Rights to Grant. Except as otherwise provided for in this Section 2 and subject to such other exceptions as may reasonably be determined by the Compensation Committee (the “Committee”) in its discretion, this Grant shall become 100% vested and payable to Grantee if and only if Grantee has been continuously employed by the Company from the date of this Agreement through and including the third anniversary of the Effective Date. Subject to satisfaction of the vesting conditions provided for in this Agreement, payment is due on the third anniversary of the Effective Date and in no event shall be made no later than by March 15 of the calendar year following the calendar year in which the vesting occurs.

(a) Change of Control. If not previously vested the Grant shall automatically become vested in full upon consummation of a Change of Control (but excluding, for the avoidance of doubt, the Change of Control resulting from the transactions contemplated by the Agreement and Plan of Merger dated January 14, 2008 (the “Merger Agreement”) among Bright Horizons Capital Corp. (formerly known as “Swingset Holdings Corp.”), Bright Horizons Acquisition Corp. (formerly known as “Swingset Acquisition Corp.”) and the Company).

(b) Other. If not previously vested upon termination of Grantee’s employment with the Company (i) by reason of death, (ii) as a result of Disability, (iii) by Grantee for Good Reason, or (iv) by the Company for any reason other than for Cause, then the Grant shall automatically become vested in full immediately prior to such termination of employment.

(c) Definitions. The following terms shall have the following meanings:

(i)	“Cause” shall mean (A) if the Grantee is party to an employment or severance-benefit agreement that contains a definition of “Cause,” the definition set forth in such agreement, or (B) if the Grantee is not a party of any employment or severance-benefit agreement with the Company referred to in clause (A), (1) a material breach by the Grantee of the Grantee’s duties and responsibilities, or (2) the commission by the Grantee of a felony involving moral turpitude, or (3) the commission by the Grantee of theft, fraud, embezzlement, material breach of trust or any material act of dishonesty involving the Company or its subsidiaries, or (4) a significant violation by the Grantee of the code and conduct of the Company or its subsidiaries or of any statutory or common law duty of loyalty to the Company or its subsidiaries.

(ii)	“Change of Control” shall have the meaning set forth in the Company’s 2008 Equity Incentive Plan as in effect on the date hereof.

(iii)	“Disability” shall mean a disability that would entitle the Grantee to long-term disability benefits under the Company’s long-term disability plan to which the Grantee participates.

(iv)	“Good Reason” means any material diminution in Grantee’s base salary, bonus opportunity, position or nature or scope of responsibilities (other than by inadvertence) or any material reduction in Grantee’s benefits that uniquely and disproportionately affects Grantee, in each case occurring without Grantee’s consent and as to which (A) Grantee has provided written notice to the Board within thirty (30) days of the date on which Grantee knew or reasonably should have known of such diminution or reduction, which notice shall set forth in reasonable detail the nature of such Good Reason, (B) the Board shall not have remedied such diminution or reduction within thirty (30) days of receiving such written notice, and (C) Grantee shall have terminated Grantee’s employment within ten (10) days after the Board’s failure to remedy such diminution or reduction. Termination of employment for Good Reason is intended to be an involuntary separation of service for purposes of Section 409A of the Code, and shall be construed accordingly.

3. Termination of Grant. If the Grantee’s employment by the Company is terminated by the Company for Cause or by the Grantee without Good Reason, this Agreement shall terminate immediately upon such termination and become void and of no effect without any payment being made hereunder in respect of the Grant.

4. No Right to Continued Employment. This Agreement shall not be construed as giving Grantee the right to be retained in the employ of the Company, and the Company may at any time dismiss Grantee from employment, free from any liability or any claim under this Agreement other than to the extent expressly provided for herein.

5. Notices. All notices required to be given under this Agreement shall be deemed to be received if delivered or mailed as provided for herein to the parties at the following addresses, or to such other address as either party may provide in writing from time to time.

To the Company:	Bright Horizons Family Solutions, Inc.
200 Talcott Avenue South
Watertown, Massachusetts 02472
Attn: Corporate Secretary

To the Grantee:	The address then maintained with respect to the Grantee in the Company’s records.

6. Governing Law. This Agreement, including the Grant made hereunder, and any controversy arising out of or relating to this Agreement or such Grant shall be governed by and construed in accordance with the Delaware General Corporation Law as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of New York.

7. Resolution of Disputes. Any dispute or disagreement which may arise under, or as a result of, or in any way related to, the interpretation, construction or application of this Agreement or the Grant made hereunder shall be determined by the Committee. Any determination made hereunder shall be final, binding and conclusive on the Grantee and the Company for all purposes.

8. Successors in Interest. This Agreement shall inure to the benefit of and be binding upon any successor to the Company. This Agreement shall inure to the benefit of the Grantee’s legal representative and assignees. All obligations imposed upon the Grantee and all rights granted to the Company under this Agreement shall be binding upon the Grantee’s heirs, executors, administrator, successors and assignees.

IN WITNESS WHEREOF, the parties have caused this Deferred Grant Agreement to be duly executed effective as of the day and year first above written.

Company	BRIGHT HORIZONS FAMILY SOLUTIONS, INC.

	By:	/s/ STEPHEN DREIR
	Name:	Stephen Dreier
	Title:	Chief Administrative Officer

Grantee	/s/ DAVID H. LISSY
	Name:	David H. Lissy

Exhibit 10.13

BRIGHT HORIZONS FAMILY SOLUTIONS, INC.

DEFERRED GRANT AGREEMENT

THIS DEFERRED GRANT AGREEMENT (this “Agreement”) is made and entered into as of this 29th day of May, 2008 (the “Grant Date”), by and between Bright Horizons Family Solutions, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), and Mary Ann Tocio (the “Grantee”).

WHEREAS, the Company desires to grant the Grantee an award, consisting of the conditional right to receive in the future, a fixed cash amount, as hereinafter provided;

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Grant.

(a) The Company grants as of May 29, 2008, (the “Effective Date”) the amount of Five Hundred Sixty Thousand Six Hundred Thirty-Four and No/100 Dollars ($560,634) (the “Grant”), on the terms and conditions set forth in this Agreement and subject to all provisions of the Agreement. The Grantee shall not have any of the rights to payment under the Grant until all of the terms and conditions of this Agreement have been fully satisfied.

(b) The Company may take such action as it deems appropriate to ensure that, if necessary, all applicable federal, state or other taxes are withheld or collected from the Grantee.

2. Rights to Grant. Except as otherwise provided for in this Section 2 and subject to such other exceptions as may reasonably be determined by the Compensation Committee (the “Committee”) in its discretion, this Grant shall become 100% vested and payable to Grantee if and only if Grantee has been continuously employed by the Company from the date of this Agreement through and including the third anniversary of the Effective Date. Subject to satisfaction of the vesting conditions provided for in this Agreement, payment is due on the third anniversary of the Effective Date and in no event shall be made no later than by March 15 of the calendar year following the calendar year in which the vesting occurs.

(a) Change of Control. If not previously vested the Grant shall automatically become vested in full upon consummation of a Change of Control (but excluding, for the avoidance of doubt, the Change of Control resulting from the transactions contemplated by the Agreement and Plan of Merger dated January 14, 2008 (the “Merger Agreement”) among Bright Horizons Capital Corp. (formerly known as “Swingset Holdings Corp.”), Bright Horizons Acquisition Corp. (formerly known as “Swingset Acquisition Corp.”) and the Company).

(b) Other. If not previously vested upon termination of Grantee’s employment with the Company (i) by reason of death, (ii) as a result of Disability, (iii) by Grantee for Good Reason, or (iv) by the Company for any reason other than for Cause, then the Grant shall automatically become vested in full immediately prior to such termination of employment.

(c) Definitions. The following terms shall have the following meanings:

(i)	“Cause” shall mean (A) if the Grantee is party to an employment or severance-benefit agreement that contains a definition of “Cause,” the definition set forth in such agreement, or (B) if the Grantee is not a party of any employment or severance-benefit agreement with the Company referred to in clause (A), (1) a material breach by the Grantee of the Grantee’s duties and responsibilities, or (2) the commission by the Grantee of a felony involving moral turpitude, or (3) the commission by the Grantee of theft, fraud, embezzlement, material breach of trust or any material act of dishonesty involving the Company or its subsidiaries, or (4) a significant violation by the Grantee of the code and conduct of the Company or its subsidiaries or of any statutory or common law duty of loyalty to the Company or its subsidiaries.

(ii)	“Change of Control” shall have the meaning set forth in the Company’s 2008 Equity Incentive Plan as in effect on the date hereof.

(iii)	“Disability” shall mean a disability that would entitle the Grantee to long-term disability benefits under the Company’s long-term disability plan to which the Grantee participates.

(iv)	“Good Reason” means any material diminution in Grantee’s base salary, bonus opportunity, position or nature or scope of responsibilities (other than by inadvertence) or any material reduction in Grantee’s benefits that uniquely and disproportionately affects Grantee, in each case occurring without Grantee’s consent and as to which (A) Grantee has provided written notice to the Board within thirty (30) days of the date on which Grantee knew or reasonably should have known of such diminution or reduction, which notice shall set forth in reasonable detail the nature of such Good Reason, (B) the Board shall not have remedied such diminution or reduction within thirty (30) days of receiving such written notice, and (C) Grantee shall have terminated Grantee’s employment within ten (10) days after the Board’s failure to remedy such diminution or reduction. Termination of employment for Good Reason is intended to be an involuntary separation of service for purposes of Section 409A of the Code, and shall be construed accordingly.

3. Termination of Grant. If the Grantee’s employment by the Company is terminated by the Company for Cause or by the Grantee without Good Reason, this Agreement shall terminate immediately upon such termination and become void and of no effect without any payment being made hereunder in respect of the Grant.

4. No Right to Continued Employment. This Agreement shall not be construed as giving Grantee the right to be retained in the employ of the Company, and the Company may at any time dismiss Grantee from employment, free from any liability or any claim under this Agreement other than to the extent expressly provided for herein.

5. Notices. All notices required to be given under this Agreement shall be deemed to be received if delivered or mailed as provided for herein to the parties at the following addresses, or to such other address as either party may provide in writing from time to time.

To the Company:	Bright Horizons Family Solutions, Inc.
200 Talcott Avenue South
Watertown, Massachusetts 02472
Attn: Corporate Secretary

To the Grantee:	The address then maintained with respect to the Grantee in the Company’s records.

6. Governing Law. This Agreement, including the Grant made hereunder, and any controversy arising out of or relating to this Agreement or such Grant shall be governed by and construed in accordance with the Delaware General Corporation Law as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of New York.

7. Resolution of Disputes. Any dispute or disagreement which may arise under, or as a result of, or in any way related to, the interpretation, construction or application of this Agreement or the Grant made, hereunder shall be determined by the Committee. Any determination made hereunder shall be final, binding and conclusive on the Grantee and the Company for all purposes.

8. Successors in Interest. This Agreement shall inure to the benefit of and be binding upon any successor to the Company. This Agreement shall inure to the benefit of the Grantee’s legal representative and assignees. All obligations imposed upon the Grantee and all rights granted to the Company under this Agreement shall be binding upon the Grantee’s heirs, executors, administrator, successors and assignees.

IN WITNESS WHEREOF, the parties have caused this Deferred Grant Agreement to be duly executed effective as of the day and year first above written.

Company	BRIGHT HORIZONS FAMILY SOLUTIONS, INC.

	By:	/s/ STEPHEN DREIER
	Name:	Stephen Dreier
	Title:	Chief Administrative Officer

Grantee	/s/ MARY ANN TOCIO
	Name:	Mary Ann Tocio

Exhibit 10.14

BRIGHT HORIZONS FAMILY SOLUTIONS, INC.

DEFERRED GRANT AGREEMENT

THIS DEFERRED GRANT AGREEMENT (this “Agreement”) is made and entered into as of this 29th day of May, 2008 (the “Grant Date”), by and between Bright Horizons Family Solutions, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), and Elizabeth J. Boland (the “Grantee”).

WHEREAS, the Company desires to grant the Grantee an award, consisting of the conditional right to receive in the future, a fixed cash amount, as hereinafter provided;

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Grant.

(a) The Company grants as of May 29, 2008, (the “Effective Date”) the amount of Two Hundred Fifty-three Thousand and No/100 Dollars ($253,000) (the “Grant”), on the terms and conditions set forth in this Agreement and subject to all provisions of the Agreement. The Grantee shall not have any of the rights to payment under the Grant until all of the terms and conditions of this Agreement have been fully satisfied.

(b) The Company may take such action as it deems appropriate to ensure that, if necessary, all applicable federal, state or other taxes are withheld or collected from the Grantee.

2. Rights to Grant. Except as otherwise provided for in this Section 2 and subject to such other exceptions as may reasonably be determined by the Compensation Committee (the “Committee”) in its discretion, this Grant shall become 100% vested and payable to Grantee if and only if Grantee has been continuously employed by the Company from the date of this Agreement through and including the third anniversary of the Effective Date. Subject to satisfaction of the vesting conditions provided for in this Agreement, payment is due on the third anniversary of the Effective Date and in no event shall be made no later than by March 15 of the calendar year following the calendar year in which the vesting occurs.

(a) Change of Control. If not previously vested the Grant shall automatically become vested in full upon consummation of a Change of Control (but excluding, for the avoidance of doubt, the Change of Control resulting from the transactions contemplated by the Agreement and Plan of Merger dated January 14, 2008 (the “Merger Agreement”) among Bright Horizons Capital Corp. (formerly known as “Swingset Holdings Corp.”), Bright Horizons Acquisition Corp. (formerly known as “Swingset Acquisition Corp.”) and the Company).

(b) Other. If not previously vested upon termination of Grantee’s employment with the Company (i) by reason of death, (ii) as a result of Disability, (iii) by Grantee for Good Reason, or (iv) by the Company for any reason other than for Cause, then the Grant shall automatically become vested in full immediately prior to such termination of employment.

(c) Definitions. The following terms shall have the following meanings:

(i)	“Cause” shall mean (A) if the Grantee is party to an employment or severance-benefit agreement that contains a definition of “Cause,” the definition set forth in such agreement, or (B) if the Grantee is not a party of any employment or severance-benefit agreement with the Company referred to in clause (A), (1) a material breach by the Grantee of the Grantee’s duties and responsibilities, or (2) the commission by the Grantee of a felony involving moral turpitude, or (3) the commission by the Grantee of theft, fraud, embezzlement, material breach of trust or any material act of dishonesty involving the Company or its subsidiaries, or (4) a significant violation by the Grantee of the code and conduct of the Company or its subsidiaries or of any statutory or common law duty of loyalty to the Company or its subsidiaries.

(ii)	“Change of Control” shall have the meaning set forth in the Company’s 2008 Equity Incentive Plan as in effect on the date hereof.

(iii)	“Disability” shall mean a disability that would entitle the Grantee to long-term disability benefits under the Company’s long-term disability plan to which the Grantee participates.

(iv)	“Good Reason” means any material diminution in Grantee’s base salary, bonus opportunity, position or nature or scope of responsibilities (other than by inadvertence) or any material reduction in Grantee’s benefits that uniquely and disproportionately affects Grantee, in each case occurring without Grantee’s consent and as to which (A) Grantee has provided written notice to the Board within thirty (30) days of the date on which Grantee knew or reasonably should have known of such diminution or reduction, which notice shall set forth in reasonable detail the nature of such Good Reason, (B) the Board shall not have remedied such diminution or reduction within thirty (30) days of receiving such written notice, and (C) Grantee shall have terminated Grantee’s employment within ten (10) days after the Board’s failure to remedy such diminution or reduction. Termination of employment for Good Reason is intended to be an involuntary separation of service for purposes of Section 409A of the Code, and shall be construed accordingly.

3. Termination of Grant. If the Grantee’s employment by the Company is terminated by the Company for Cause or by the Grantee without Good Reason, this Agreement shall terminate immediately upon such termination and become void and of no effect without any payment being made hereunder in respect of the Grant.

4. No Right to Continued Employment. This Agreement shall not be construed as giving Grantee the right to be retained in the employ of the Company, and the Company may at any time dismiss Grantee from employment, free from any liability or any claim under this Agreement other than to the extent expressly provided for herein.

5. Notices. All notices required to be given under this Agreement shall be deemed to be received if delivered or mailed as provided for herein to the parties at the following addresses, or to such other address as either party may provide in writing from time to time.

To the Company:	Bright Horizons Family Solutions, Inc.
200 Talcott Avenue South
Watertown, Massachusetts 02472
Attn: Corporate Secretary

To the Grantee:	The address then maintained with respect to the Grantee in the Company’s records.

6. Governing Law. This Agreement, including the Grant made hereunder, and any controversy arising out of or relating to this Agreement or such Grant shall be governed by and construed in accordance with the Delaware General Corporation Law as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of New York.

7. Resolution of Disputes. Any dispute or disagreement which may arise under, or as a result of, or in any way related to, the interpretation, construction or application of this Agreement or the Grant made, hereunder shall be determined by the Committee. Any determination made hereunder shall be final, binding and conclusive on the Grantee and the Company for all purposes.

8. Successors in Interest. This Agreement shall inure to the benefit of and be binding upon any successor to the Company. This Agreement shall inure to the benefit of the Grantee’s legal representative and assignees. All obligations imposed upon the Grantee and all rights granted to the Company under this Agreement shall be binding upon the Grantee’s heirs, executors, administrator, successors and assignees.

IN WITNESS WHEREOF, the parties have caused this Deferred Grant Agreement to be duly executed effective as of the day and year first above written.

Company	BRIGHT HORIZONS FAMILY SOLUTIONS, INC.

	By:	/s/ STEPHEN DREIER
	Name:	Stephen Dreier
	Title:	Chief Administrative Officer

Grantee	/s/ ELIZABETH J. BOLAND
	Name:	Elizabeth J. Boland

Exhibit 10.15

BRIGHT HORIZONS FAMILY SOLUTIONS, INC.

DEFERRED GRANT AGREEMENT

THIS DEFERRED GRANT AGREEMENT (this “Agreement”) is made and entered into as of this 29th day of May, 2008 (the “Grant Date”), by and between Bright Horizons Family Solutions, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), and Linda Mason (the “Grantee”).

WHEREAS, the Company desires to grant the Grantee an award, consisting of the conditional right to receive in the future, a fixed cash amount, as hereinafter provided;

NOW, THEREFORE, in consideration of the Mutual covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.      Grant.

(a) The Company grants as of May 29, 2008, (the “Effective Date”) the amount of Ninety Thousand and No/100 Dollars ($90,000) (the “Grant”), on the terms and conditions set forth in this Agreement and subject to all provisions of the Agreement. The Grantee shall not have any of the rights to payment under the Grant until all of the terms and conditions of this Agreement have been fully satisfied.

(b) The Company may take such action as it deems appropriate to ensure that, if necessary, all applicable federal, state or other taxes are withheld or collected from the Grantee.

2.      Rights to Grant. Except as otherwise provided for in this Section 2 and subject to such other exceptions as may reasonably be determined by the Compensation Committee (the “Committee”) in its discretion, this Grant shall become 100% vested and payable to Grantee if and only if Grantee has been continuously employed by the Company from the date of this Agreement through and including the third anniversary of the Effective Date. Subject to satisfaction of the vesting conditions provided for in this Agreement, payment is due on the third anniversary of the Effective Date and in no event shall be made no later than by March 15 of the calendar year following the calendar year in which the vesting occurs.

(a) Change of Control. If not previously vested the Grant shall automatically become vested in full upon consummation of a Change of Control (but excluding, for the avoidance of doubt, the Change of Control resulting from the transactions contemplated by the Agreement and Plan of Merger dated January 14, 2008 (the “Merger Agreement”) among Bright Horizons Capital Corp. (formerly known as “Swingset Holdings Corp.”), Bright Horizons Acquisition Corp. (formerly known as “Swingset Acquisition Corp.”) and the Company).

(b) Other. If not previously vested upon termination of Grantee’s employment with the Company (i) by reason of death, (ii) as a result of Disability, (iii) by Grantee for Good Reason, or (iv) by the Company for any reason other than for Cause, then the Grant shall automatically become vested in full immediately prior to such termination of employment.

(c) Definitions. The following terms shall have the following meanings:

(i)	“Cause” shall mean (A) if the Grantee is party to an employment or severance-benefit agreement that contains a definition of “Cause,” the definition set forth in such agreement, or (B) if the Grantee is not a party of any employment or severance-benefit agreement with the Company referred to in clause (A), (1) a material breach by the Grantee of the Grantee’s duties and responsibilities, or (2) the commission by the Grantee of a felony involving moral turpitude, or (3) the commission by the Grantee of theft, fraud, embezzlement, material breach of trust or any material act of dishonesty involving the Company or its subsidiaries, or (4) a significant violation by the Grantee of the code and conduct of the Company or its subsidiaries or of any statutory or common law duty of loyalty to the Company or its subsidiaries.

(ii)	“Change of Control” shall have the meaning set forth in the Company’s 2008 Equity Incentive Plan as in effect on the date hereof.

(iii)	“Disability” shall mean a disability that would entitle the Grantee to long-term disability benefits under the Company’s long-term disability plan to which the Grantee participates.

(iv)	“Good Reason” means any material diminution in Grantee’s base salary, bonus opportunity, position or nature or scope of responsibilities (other than by inadvertence) or any material reduction in Grantee’s benefits that uniquely and disproportionately affects Grantee, in each case occurring without Grantee’s consent and as to which (A) Grantee has provided written notice to the Board within thirty (30) days of the date on which Grantee knew or reasonably should have known of such diminution or reduction, which notice shall set forth in reasonable detail the nature of such Good Reason, (B) the Board shall not have remedied such diminution or reduction within thirty (30) days of receiving such written notice, and (C) Grantee shall have terminated Grantee’s employment within ten (l0) days after the Board’s failure to remedy such diminution or reduction. Termination of employment for Good Reason is intended to be an involuntary separation of service for purposes of Section 409A of the Code, and shall be construed accordingly.

3.      Termination of Grant. If the Grantee’s employment by the Company is terminated by the Company for Cause or by the Grantee without Good Reason, this Agreement shall terminate immediately upon such termination and become void and of no effect without any payment being made hereunder in respect of the Grant.

4.      No Right to Continued Employment. This Agreement shall not be construed as giving Grantee the right to be retained in the employ of the Company, and the Company may at any time dismiss Grantee from employment, free from any liability or any claim under this Agreement other than to the extent expressly provided for herein.

5.      Notices. All notices required to be given under this Agreement shall be deemed to be received if delivered or mailed as provided for herein to the parties at the following addresses, or to such other address as either party may provide in writing from time to time.

To the Company:	Bright Horizons Family Solutions, Inc.
200 Talcott Avenue South
Watertown, Massachusetts 02472
Attn: Corporate Secretary

To the Grantee:	The address then maintained with respect to the Grantee in the Company’s records.

6.      Governing Law. This Agreement, including the Grant made hereunder, and any controversy arising out of or relating to this Agreement or such Grant shall be governed by and construed in accordance with the Delaware General Corporation Law as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of New York.

7.      Resolution of Disputes. Any dispute or disagreement which may arise under, or as a result of, or in any way related to, the interpretation, construction or application of this Agreement or the Grant made hereunder shall be determined by the Committee. Any determination made hereunder shall be final, binding and conclusive on the Grantee and the Company for all purposes.

8.      Successors in Interest. This Agreement shall inure to the benefit of and be binding upon any successor to the Company. This Agreement shall inure to the benefit of the Grantee’s legal representative and assignees. All obligations imposed upon the Grantee and all rights granted to the Company under this Agreement shall be binding upon the Grantee’s heirs, executors, administrator, successors and assignees.

IN WITNESS WHEREOF, the parties have caused this Deferred Grant Agreement to be duly executed effective as of the day and year first above written.

Company	BRIGHT HORIZONS FAMILY SOLUTIONS INC.

	By:	/s/ Stephen Dreier
	Name:	Stephen I. Dreier
	Title:	Chief Administrative Officer

Grantee	/s/ Linda Mason
	Name:	Linda Mason

Exhibit 10.16

INDEMNIFICATION AGREEMENT

This Indemnification Agreement (“Agreement”) is made and entered into as of this [—] day of [—],[—], by and between Bright Horizons Family Solutions Inc., a Delaware corporation (the “Company”), and [—] (“Indemnitee”).

WHEREAS, in light of the litigation costs and risks to directors and executive officers resulting from their service to companies, and the desire of the Company to attract and retain qualified individuals to serve as directors and executive officers, it is reasonable, prudent and necessary for the Company to indemnify and advance expenses on behalf of its directors and executive officers to the extent permitted by applicable law so that they will serve or continue to serve the Company free from undue concern regarding such risks;

WHEREAS, the Company has requested that Indemnitee serve or continue to serve as a director and/or executive officer of the Company and may have requested or may in the future request that Indemnitee serve one or more Enterprises (as hereinafter defined) as a director, executive officer or in other capacities;

WHEREAS, Indemnitee is willing to serve as a director and/or executive officer of the Company on the condition that he or she be so indemnified; and

WHEREAS, Indemnitee may have certain rights to indemnification, advancement of expenses and/or insurance provided by Indemnitee-Related Entities (as hereinafter defined), which Indemnitee, the Company and the Indemnitee-Related Entities intend to be secondary to the primary obligation of the Company to indemnify Indemnitee as provided herein, with the Company’s acknowledgement of and agreement to the foregoing being a material condition to Indemnitee’s willingness to serve as a director and/or executive officer of the Company;

NOW, THEREFORE, in consideration of the premises and the covenants contained herein, the Company and Indemnitee do hereby covenant and agree as follows:

1.	Services by Indemnitee. Indemnitee agrees to serve as a director and/or executive officer of the Company. Indemnitee may at any time and for any reason resign from such position (subject to any contractual obligation under any other agreement or any obligation imposed by operation of law).

2.	Indemnification - General. On the terms and subject to the conditions of this Agreement, the Company shall indemnify Indemnitee with respect to, and hold Indemnitee harmless from and against, liabilities, losses, costs, Expenses (as hereinafter defined) and other matters that may result from or arise in connection with Indemnitee’s Corporate Status (as hereinafter defined) and shall advance Expenses to Indemnitee, to the fullest extent permitted by applicable law. The indemnification obligations of the Company under this Agreement (a) shall continue after such time as Indemnitee ceases to serve as a director or executive officer of the Company or in any other Corporate Status, and (b) include, without limitation, claims for monetary damages against Indemnitee in respect of any alleged breach of fiduciary duty, to the fullest extent permitted under applicable law (including, if applicable, Section 145 of the Delaware General Corporation Law) as in existence on the date hereof and as amended from time to time.

3.	Proceedings Other Than Proceedings by or in the Right of the Company. If by reason of Indemnitee’s Corporate Status Indemnitee is, or is threatened to be made, a party to or a participant in any Proceeding (as hereinafter defined) other than a Proceeding by or in the right of any of the Company to procure a judgment in its favor, the Company shall indemnify Indemnitee with respect to, and hold Indemnitee harmless from and against, all Expenses, liabilities, judgments, penalties, fines and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such liabilities, judgments, penalties, fines and amounts paid in settlement) reasonably incurred by Indemnitee or on behalf of Indemnitee in connection with such Proceeding or any claim, issue or matter therein, if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal Proceeding, had no reasonable cause to believe Indemnitee’s conduct was unlawful.

4.	Proceedings by or in the Right of the Company. If by reason of Indemnitee’s Corporate Status Indemnitee is, or is threatened to be made, a party to or a participant in any Proceeding by or in the right of any of the Company to procure a judgment in its favor, the Company shall indemnify Indemnitee with respect to, and hold Indemnitee harmless from and against, all Expenses reasonably incurred by Indemnitee or on behalf of Indemnitee in connection with such Proceeding if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Company; provided, however, that indemnification against such Expenses shall be made in respect of any claim, issue or matter in such Proceeding as to which Indemnitee shall have been adjudged by a court of competent jurisdiction to be liable to the Company only if (and only to the extent that) the Court of Chancery of the State of Delaware (the “Delaware Court”) or the court in which such Proceeding shall have been brought or is pending shall determine that despite such adjudication of liability and in light of all circumstances such indemnification may be made.

5.

Mandatory Indemnification in Case of Successful Defense. Notwithstanding any other provision of this Agreement, to the extent that Indemnitee is, by reason of Indemnitee’s Corporate Status, a party to (or a participant in) and is successful, on the merits or otherwise, in defense of any Proceeding (including, without limitation, any Proceeding brought by or in the right of the Company), the Company shall indemnify Indemnitee with respect to, and hold Indemnitee harmless from and against, all Expenses reasonably incurred by Indemnitee or on behalf of Indemnitee in connection therewith. If Indemnitee is not wholly successful in defense of such Proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Company will indemnify Indemnitee against all Expenses reasonably incurred by Indemnitee or on behalf of Indemnitee in connection with each claim, issue or matter resolved successfully on the merits or otherwise. For purposes of this Section 5 and without limitation, the termination of any claim, issue or matter in such a Proceeding by dismissal, with or without prejudice, on substantive or procedural grounds, shall be deemed to be a successful resolution as to such claim, issue or matter. This provision is not intended to limit any other provision contained herein or any other rights to indemnification to which the Indemnitee may be entitled.

6.	Partial Indemnification. If Indemnitee is entitled under any provision of this Agreement or otherwise to indemnification by the Company for some or a portion of the Expenses, liabilities, judgments, penalties, fines and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such liabilities, judgments, penalties, fines and amounts paid in settlement) incurred by Indemnitee or on behalf of Indemnitee in connection with a Proceeding or any claim, issue or matter therein, but not, however, for the total amount thereof, the Company shall indemnify Indemnitee for that portion thereof to which Indemnitee is entitled.

7.	Indemnification for Additional Expenses Incurred to Secure Recovery or as Witness.

(a)	The Company will indemnify Indemnitee with respect to, and hold Indemnitee harmless from and against, any and all Expenses and, if requested by Indemnitee, will (within twenty (20) calendar days of such request) advance such Expenses to Indemnitee, which are reasonably incurred by Indemnitee in connection with any action brought by Indemnitee for (i) indemnification or advance payment of Expenses by the Company under this Agreement, any other agreement, the Certificate of Incorporation or By-Laws of the Company as now or hereafter in effect; or (ii) recovery under any director and officer liability insurance policy maintained by any Enterprise to the fullest extent permitted by law.

(b)	To the extent that Indemnitee is, by reason of Indemnitee’s Corporate Status, a witness in any Proceeding to which Indemnitee is not a party, the Company will indemnify Indemnitee with respect to, and hold Indemnitee harmless from and against, and the Company will advance, all Expenses reasonably incurred by Indemnitee or on behalf of Indemnitee in connection therewith.

8.	Advancement of Expenses.

(a)	The Company shall advance all Expenses, liabilities, judgments, penalties, fines and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such liabilities, judgments, penalties, fines and amounts paid in settlement) reasonably incurred by or on behalf of Indemnitee in connection with the investigation, defense, settlement or appeal of any Proceeding within twenty (20) calendar days after the receipt by the Company of a statement or statements from Indemnitee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such advances shall, in all events, be (i) unsecured and interest free; and (ii) made without regard to Indemnitee’s ability to repay the advances.

(b)	To obtain advancement of Expenses under this Agreement, Indemnitee shall submit to the Company a written request for advancement of Expenses and, to the extent required by applicable law, an unsecured written undertaking by or on behalf of Indemnitee to repay any Expenses advanced if it shall ultimately be determined that Indemnitee is not entitled to be indemnified against such Expenses. Upon submission of such request for advancement of Expenses and unsecured written undertaking, Indemnitee shall be entitled to advancement of Expenses as provided in this Section 8, and such advancement of Expenses shall continue until such time (if any) as there is a final judicial determination that Indemnitee is not entitled to indemnification.

9.	Certain Agreements Related to Indemnification.

(a)	To obtain indemnification under this Agreement, Indemnitee shall submit to the Company a written request for indemnification at such time as determined by Indemnitee in Indemnitee’s sole discretion.

(b)	At any time after submission by Indemnitee of a request for indemnification pursuant to Section 9(a) or request for advancement pursuant to Section 8(a), either the Company or Indemnitee may petition the Delaware Court for resolution of a refusal or failure by the Company to provide indemnification or advancement. The Company will pay any and all Expenses reasonably incurred in connection with the investigation and resolution of such claim for indemnification or advancement.

(c)	Indemnitee shall have the sole right and obligation to control the defense or conduct of any claim or Proceeding with respect to Indemnitee with counsel chosen by such Indemnitee; provided, that Indemnitee will not compromise or settle any claim or Proceeding, release any claim, or make any admission of fact, law, liability or damages with respect to any losses for which indemnification is sought hereunder without the prior written consent of the Company, which consent shall not be unreasonably withheld. The Company will not, with respect to any person or entity, settle any claim or Proceeding, release any claim, or make any admission of fact, law or liability or damages, or assign, pledge or permit any subrogation with respect to the foregoing, or permit any Enterprise to do any of the foregoing, to the extent such settlement, release, admission, assignment, pledge or subrogation in any way adversely affects Indemnitee (including, but not limited to, the Indemnitee’s rights under any liability insurance policy maintained by any Enterprise) or directly or indirectly imposes any expense, liability, damages, debt, obligation or judgment on Indemnitee.

(d)

The parties intend and agree that, to the extent permitted by law, in connection with any determination with respect to entitlement to indemnification hereunder: (i) it will be presumed that Indemnitee is entitled to indemnification under this Agreement, and that the Enterprise or any other person or entity challenging such right will have the burden of proof to overcome that presumption in connection with the making by any person, persons or entity of any determination contrary to that presumption; (ii) the termination of any action, suit or Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in or not opposed to the best interests of the applicable Enterprise, and, with respect to any criminal action or proceeding, had reasonable cause to believe that Indemnitee’s conduct was unlawful; (iii) Indemnitee will be deemed to have acted in good faith if Indemnitee’s action is based on the records or books of account of the applicable Enterprise, including financial statements, or on information supplied to Indemnitee by the officers, employees, or committees of the board of directors of the applicable Enterprise, or on the advice of legal counsel for the applicable Enterprise or on information or records given in reports made to the applicable Enterprise by an independent certified public accountant or by an appraiser or other expert or advisor selected by the applicable Enterprise; and (iv) the knowledge and/or actions, or failure to act, of any director, officer, agent or employee of any of the Enterprises or relevant enterprises will not be imputed to Indemnitee in a manner that limits or otherwise adversely affects Indemnitee’s rights hereunder. The provisions of this Section 9(d) shall not be deemed to be exclusive or to limit in any way the other circumstances in which Indemnitee may be deemed to have met the applicable standard of conduct set forth in this Agreement.

(e)	Indemnitee agrees to notify the Company promptly upon being served with any summons, citation, subpoena, complaint, indictment, information or other document relating to any Proceeding or matter which may be subject to indemnification or advancement of Expenses covered hereunder; provided, however, that any failure of Indemnitee to so notify the Company will not relieve the Company of any obligation which they may have to Indemnitee under this Agreement or otherwise. If at the time of receipt of any such request for indemnification or notice the Company has director and officer insurance policies in effect, the Company will promptly notify the relevant insurers in accordance with the procedures and requirements of such policies.

10.	Other Rights of Recovery; Insurance; Subrogation, etc.

(a)

The rights of indemnification and to receive advancement as provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may at any time be entitled under applicable law, under the Certificates of Incorporation or By-Laws of any Enterprise, or under any other agreement, vote of stockholders or resolution of directors of any Enterprise, or otherwise. Indemnitee’s rights under this Agreement are present contractual rights that fully vest upon Indemnitee’s first service as a director or officer of the Company. No amendment, alteration or repeal of this Agreement or of any provision hereof shall limit or restrict any right of Indemnitee under this Agreement in respect of any action taken or omitted by such Indemnitee in Indemnitee’s Corporate Status prior to such amendment, alteration or repeal. To the extent that a change in the General Corporation Law of the State of Delaware (or other applicable law), whether by statute or judicial decision, permits greater indemnification or advancement of Expenses than would be afforded currently under the Certificates of Incorporation or By-Laws of any Enterprise and this Agreement, it is the intent of the parties hereto that Indemnitee enjoy by this Agreement the greater benefits so afforded by such change. No right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other right or remedy.

(b)	To the extent that any of the Enterprises maintains an insurance policy or policies providing liability insurance for directors, officers, employees, fiduciaries, representatives, partners or agents of any Enterprise, Indemnitee shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any director, officer, employee, fiduciary, representative, partner or agent insured under such policy or policies.

(c)	In the event of any payment by the Company under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee against any other Enterprise, and Indemnitee hereby agrees, as a condition to obtaining any advancement or indemnification from the Company, to assign all of Indemnitee’s rights to obtain from such other Enterprise such amounts to the extent that they have been paid to or for the benefit of Indemnitee as advancement or indemnification under this Agreement and are adequate to indemnify Indemnitee with respect to the costs, Expenses or other items to the full extent that Indemnitee is entitled to indemnification or other payment hereunder; and Indemnitee will (upon request by the Company) execute all papers required and take all action necessary to secure such rights, including execution of such documents as are necessary to enable the Company to bring suit or enforce such rights.

(d)

Given that certain Jointly Indemnifiable Claims may arise, the Company acknowledges and agrees that the Company shall be fully and primarily responsible for the payment to the Indemnitee in respect of indemnification or advancement of Expenses in connection with any such Jointly Indemnifiable Claim, whether Indemnitee’s right to indemnification or advancement from the Company arises, pursuant to and in accordance with (as applicable) the terms of (i) the Delaware General Corporation Law, (ii) the Certificate of Incorporation or the By-Laws of the Company, (iii) this Agreement, (iv) any other agreement between either the Company or any other Enterprise and the Indemnitee pursuant to which the Indemnitee is indemnified, (v) the laws of the jurisdiction of incorporation or organization of any other Enterprise and/or (vi) the Certificate of Incorporation, certificate of organization, By-Laws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership or other organizational or governing documents of any other Enterprise ((i) through (vi) collectively, the “Indemnification Sources”), without regard to any right of recovery the Indemnitee may have from the Indemnitee-Related Entities or any right to insurance coverage that Indemnitee may have under any insurance policy issued to any Indemnitee-Related Entity. Under no circumstance shall the Company or any other Enterprise be entitled to any right of subrogation, reimbursement, exoneration, indemnification or contribution from the Indemnitee-Related Entities (or any insurance carrier providing insurance coverage to Indemnitee under any insurance policy issued to a Indemnitee-Related Entity) pursuant to any right of indemnification Indemnitee has under a contract or otherwise between Indemnitee and any Indemnitee-Related Entities or any insurance coverage (and neither the Company nor any Enterprise shall have any right to participate in any claim or remedy of the Indemnitee in respect thereof), and no right of indemnification, reimbursement, advancement of Expenses or insurance coverage or any other right of recovery the Indemnitee may have from the Indemnitee-Related Entities (or from any insurance carrier providing insurance coverage to any Indemnitee-Related Entity) shall reduce or otherwise alter the rights of the Indemnitee or the obligations of the Company or any other Enterprise under the Indemnification Sources. The Company hereby unconditionally and irrevocably waives, relinquishes and releases, and covenants and agrees not to exercise (and to cause each of the other Enterprises not to exercise), any rights that it may now have or hereafter acquire against any Indemnitee-Related Entity or Indemnitee that arise from or relate to the existence, payment, performance or enforcement of the Company’s obligations under this Agreement or under any other indemnification agreement (whether pursuant to contract, by-laws or charter), including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of Indemnitee against any Indemnitee-Related Entity or Indemnitee (or any insurance carrier providing insurance coverage to any Indemnitee-Related Entity), whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Indemnitee-Related Entity or Indemnitee (or any such insurance carrier), directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right.

(e)

The Company shall take any and all actions as may reasonably be requested by Indemnitee or any Indemnitee-Related Entity to cause director and officer liability insurance policies maintained by the Company, and those maintained by any other applicable Enterprise, to be paid and exhausted to cover any Expenses, liabilities, judgments, penalties, fines and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses, liabilities, judgments, penalties, fines and amounts paid in settlement) that could be subject to indemnification hereunder without regard to any director and officer liability insurance policies that may be maintained by any

Indemnitee-Related Entity or any of their affiliates (other than affiliates that are Enterprises). In the event that any of the Indemnitee-Related Entities shall make or cause to be made any payment to the Indemnitee in respect of indemnification or advancement of Expenses with respect to any Jointly Indemnifiable Claim, (i) the Company shall, and to the extent applicable shall cause the other Enterprises to reimburse, indemnify and hold harmless each Indemnitee-Related Entity making such payment to the extent of such payment promptly upon written demand from such Indemnitee-Related Entity, (ii) to the extent not previously and fully reimbursed by the Company and/or any other Enterprise pursuant to clause (i), the Indemnitee-Related Entity making such payment shall be subrogated to the extent of the outstanding balance of such payment to all of the rights of recovery of the Indemnitee against the Company and/or any other Enterprise, as applicable, and (iii) Indemnitee shall execute all papers reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents as may be necessary to enable the Indemnitee-Related Entities effectively to bring suit to enforce such rights.

(f)	The Company’s obligation to indemnify or advance Expenses hereunder to Indemnitee in respect of or relating to Indemnitee’s service at the request of the Company as a director, officer, employee, fiduciary, representative, partner or agent of any other Enterprise shall be reduced by any amount Indemnitee has actually received as payment of indemnification or advancement of Expenses from such other Enterprise, except to the extent that such indemnification payments and advance payment of Expenses when taken together with any such amount actually received from other Enterprises or under director and officer insurance policies maintained by one or more Enterprises are inadequate to fully pay all costs, Expenses or other items to the full extent that Indemnitee is entitled to indemnification or other payment hereunder.

11.	Employment Rights; Successors; Third Party Beneficiaries.

(a)	This Agreement shall not be deemed an employment contract between the Company and Indemnitee. This Agreement shall continue in force as provided above after Indemnitee has ceased to serve as a director and/or officer of the Company.

(b)	This Agreement shall be binding upon each of the Company and their successors and assigns and shall inure to the benefit of Indemnitee and his heirs, executors and administrators.

(c)	The Indemnitee-Related Entities are express third party beneficiaries of this Agreement, are entitled to rely upon this Agreement, and may specifically enforce the Company’s obligations hereunder (including but not limited to the obligations specified in Section 10 of this Agreement).

12.	Severability. If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Agreement (including without limitation, each portion of any Section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; (b) such provision or provisions shall be deemed reformed to the extent necessary to conform to applicable law and to give the maximum effect to the intent of the parties hereto; and (c) to the fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of any Section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested thereby.

13.	Exception to Right of Indemnification or Advancement of Expenses. Except as provided in Section 7(a) of this Agreement or as may otherwise be agreed by the Company, Indemnitee shall not be entitled to indemnification or advancement of Expenses under this Agreement with respect to any Proceeding brought by Indemnitee (other than a Proceeding by Indemnitee by way of defense or to enforce the rights under this Agreement or under statute or other law including any rights under Section 145 of the Delaware General Corporation Law), unless the bringing of such Proceeding or making of such claim shall have been approved by the board of directors of the Company.

14.	Definitions. For purposes of this Agreement:

(a)	“By-Laws” means, with respect to any entity, (i) in the case of the Company, its by-laws, and (ii) in the case of any other entity, its by-laws or similar constituting document.

(b)	“Certificate of Incorporation” means, with respect to any entity, (i) in the case of the Company, its certificate of incorporation, and (ii) in the case of any other entity, its certificate of incorporation, articles of incorporation or similar constituting document.

(c)	“Corporate Status” describes the status of a person by reason of his or her service as a director or officer of any of the Company (including, without limitation, one who serves at the request of any of the Company as a director, officer, employee, fiduciary or agent of any Enterprise).

(d)

“Enterprise” shall mean (i) the Company; or (ii) any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise which is a controlled affiliate or a wholly or partially owned direct or indirect subsidiary, or employee benefit plan, of the Company and of which the Indemnitee is or was serving as a director, trustee, general partner, managing member, officer, employee, agent or fiduciary, or in any similar capacity; or (iii) any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, in each case, of which Indemnitee is or was serving as a director, trustee, general partner, managing member, officer, employee, agent or fiduciary, or in any similar capacity at the request of the Company.

(e)	“Expenses” shall mean all reasonable costs, fees and expenses and shall specifically include all reasonable attorneys’ fees, retainers, court costs, transcript costs, fees and costs of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness, in, or otherwise participating in, a Proceeding, including, but not limited to, the premium for appeal bonds, attachment bonds or similar bonds and all interest, assessments and other charges paid or payable in connection with or in respect of any such Expenses.

(f)	“Indemnitee-Related Entities” means any corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise (other than the Company, any other Enterprise or the insurer under and pursuant to an insurance policy issued to or insuring the Company or any Enterprise) from whom the Indemnitee may be entitled to indemnification, reimbursement, or advancement.

(g)	“Jointly Indemnifiable Claims” shall be broadly construed and shall include, without limitation, any Proceeding for which the Indemnitee shall be entitled to indemnification, reimbursement, advancement or insurance coverage from (i) either the Company and/or any other Enterprise pursuant to the Indemnification Sources, on the one hand, and (ii) any Indemnitee-Related Entity (or an insurance carrier providing insurance coverage to any Indemnitee-Related Entity) under any other agreement or arrangement between any Indemnitee-Related Entity and the Indemnitee (or insurance policy providing insurance coverage to any Indemnitee-Related Entity) pursuant to which the Indemnitee is indemnified or entitled to reimbursement, advancement or insurance coverage, the laws of the jurisdiction of incorporation or organization of any Indemnitee-Related Entity and/or the Certificate of Incorporation, certificate of organization, By-Laws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership or other organizational or governing documents of any Indemnitee-Related Entity, on the other hand.

(h)

“Proceeding” includes any actual, threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened, pending or completed proceeding, whether brought by or in the right of the Company or otherwise and whether civil, criminal, administrative or investigative in nature, in which Indemnitee was, is, may be or will be involved as a party, witness or otherwise, by reason of Indemnitee’s Corporate Status or by reason of any action taken by him or her or of any inaction on his part while acting as director or officer of any Enterprise (in each case whether or not he or she is acting or serving in any such capacity or has such status at the time any liability or expense is incurred for which indemnification or advancement of Expenses can be provided under this Agreement).

15.	Construction. Whenever required by the context, as used in this Agreement the singular number shall include the plural, the plural shall include the singular, and all words herein in any gender shall be deemed to include (as appropriate) the masculine, feminine and neuter genders.

16.	Reliance; Integration.

(a)	The Company expressly confirm and agree that they have entered into this Agreement and assumed the obligations imposed on each of them hereby in order to induce Indemnitee to serve as a director and/or officer of the Company, and the Company acknowledge that Indemnitee is relying upon this Agreement in serving as a director and/or officer of the Company.

(b)	This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral, written and implied, between the parties hereto with respect to the subject matter hereof.

17.	Modification and Waiver. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

18.	Notice Mechanics. All notices, requests, demands or other communications hereunder shall be in writing and shall be deemed to have been duly given if (i) delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed, or (ii) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed:

(a)	If to Indemnitee, to:

[—]

(b)	If to the Company, to:

Bright Horizons Family Solutions Inc.

200 Talcott Avenue South

Watertown, Massachusetts 02472

or to such other address as may have been furnished (in the manner prescribed above) as follows: (a) in the case of a change in address for notices to Indemnitee, furnished by Indemnitee to the Company and (b) in the case of a change in address for notices to the Company, furnished by the Company to Indemnitee.

19.	Contribution. To the fullest extent permissible under applicable law, if the indemnification provided for in this Agreement is unavailable to Indemnitee for any reason whatsoever, the Company, in lieu of indemnifying Indemnitee, shall contribute to the amount incurred by Indemnitee, whether for judgments, fines, penalties, excise taxes, amounts paid or to be paid in settlement and/or for reasonably incurred Expenses, in connection with any claim relating to a Proceeding under this Agreement, in such proportion as is deemed fair and reasonable in light of all of the circumstances of such Proceeding in order to reflect (i) the relative benefits received by the Company and Indemnitee as a result of the event(s) and/or transaction(s) giving rise to such Proceeding; and/or (ii) the relative fault of the Company (and its other directors, officers, employees and agents) and Indemnitee in connection with such event(s) and/or transaction(s).

20.	Joint and Several Liability. The Company shall cause each of the other Enterprises to perform the terms and obligations of this Agreement as though each such Enterprise was a party to this Agreement. To the extent that both the Company and one or more Enterprises are obligated to indemnify the Indemnitee, the Company shall be jointly and severally obligated with such Enterprise(s) to indemnify the Indemnitee pursuant to the terms of this Agreement.

21.	Governing Law; Submission to Jurisdiction; Appointment of Agent for Service of Process. This Agreement and the legal relations among the parties shall, to the fullest extent permitted by law, be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to its conflicts of law rules. The Company and Indemnitee hereby irrevocably and unconditionally (i) agree that any action or proceeding arising out of or in connection with this Agreement shall be brought only in the Delaware Court, and not in any other state or federal court in the United States of America or any court in any other country, (ii) consent to submit to the exclusive jurisdiction of the Delaware Court for purposes of any action or proceeding arising out of or in connection with this Agreement, (iii) waive any objection to the laying of venue of any such action or proceeding in the Delaware Court, and (iv) waive, and agree not to plead or to make, any claim that any such action or proceeding brought in the Delaware Court has been brought in an improper or otherwise inconvenient forum.

22.	Headings. The headings of the paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

23.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute one and the same Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

Company:	BRIGHT HORIZONS FAMILY SOLUTIONS INC.

By:
Name:
Title:

Indemnitee:	Name: [—]

[Signature Page to Indemnification Agreement]

Exhibit 10.18

EXECUTION COPY

CREDIT AND GUARANTY AGREEMENT

dated as of May 28, 2008

among

BRIGHT HORIZONS ACQUISITION CORP.,

to be merged with and into

BRIGHT HORIZONS FAMILY SOLUTIONS, INC.,

as Borrower,

BRIGHT HORIZONS CAPITAL CORP.,

as Holdings,

CERTAIN SUBSIDIARIES OF BRIGHT HORIZONS FAMILY SOLUTIONS, INC.,

as Guarantors,

VARIOUS LENDERS,

GOLDMAN SACHS CREDIT PARTNERS L.P.,

as Sole Lead Arranger, Sole Lead Bookrunner and Syndication Agent,

and

GENERAL ELECTRIC CAPITAL CORPORATION,

as Administrative Agent, Collateral Agent, Issuing Lender and Swing Line Lender

$440,000,000 Senior Secured Credit Facilities

i

(continued)

ii

(continued)

iii

(continued)

iv

(continued)

v

APPENDICES:	A-1	Tranche B Term Loan Commitments
	A-2	Revolving Commitments
	B	Notice Addresses

SCHEDULES:	I	Reorganization Transactions
	3.1(d)	Closing Date Mortgaged Properties
	3.1(h)	Local Counsel Jurisdictions
	4.1	Jurisdictions of Organization and Qualification
	4.2	Equity Interests and Ownership
	4.10	Adverse Proceedings
	4.12	Real Estate Assets
	4.13	Environmental Matters
	5.11	Additional Properties
	6.1	Certain Indebtedness
	6.2	Certain Liens
	6.3	Certain Negative Pledges
	6.5	Certain Restrictions on Subsidiary Distributions
	6.6	Certain Investments
	6.8	Certain Real Estate Asset Sales
	6.11	Certain Affiliate Transactions

EXHIBITS:	A-1	Funding Notice
	A-2	Conversion/Continuation Notice
	A-3	Issuance Notice
	B-1	Tranche B Term Loan Note
	B-2	Revolving Loan Note
	B-3	Swing Line Note
	C	Compliance Certificate
	D	Opinions of Counsel
	E	Assignment Agreement
	F	Certificate re Non-Bank Status
	G-1	Closing Date Certificate
	G-2	Solvency Certificate
	H	Counterpart Agreement
	I	Pledge and Security Agreement
	J	Mortgage
	K	Landlord Waiver and Consent Agreement
	L	Intercompany Note
	M	Joinder Agreement

vi

CREDIT AND GUARANTY AGREEMENT

This CREDIT AND GUARANTY AGREEMENT, dated as of May 28, 2008, is entered into by and among BRIGHT HORIZONS ACQUISITION CORP. (formerly known as Swingset Acquisition Corp.), a Delaware corporation (“Merger Sub”), BRIGHT HORIZONS FAMILY SOLUTIONS, INC., a Delaware corporation (as survivor of the merger with Merger Sub, “Borrower”), BRIGHT HORIZONS CAPITAL CORP. (formerly known as Swingset Holdings Corp.), a Delaware corporation (“Holdings”), CERTAIN SUBSIDIARIES OF BORROWER, as Guarantors, the Lenders party hereto from time to time, GOLDMAN SACHS CREDIT PARTNERS L.P. (“GSCP”), as Syndication Agent (in such capacity, “Syndication Agent”) and GENERAL ELECTRIC CAPITAL CORPORATION (“GECC”), as Administrative Agent (together with its permitted successors in such capacity, “Administrative Agent”) and as Collateral Agent (together with its permitted successors in such capacity, “Collateral Agent”).

RECITALS:

WHEREAS, capitalized terms used in these Recitals shall have the respective meanings set forth for such terms in Section 1.1 hereof;

WHEREAS, Lenders have agreed to extend certain credit facilities to Borrower, in an aggregate principal amount not to exceed $440,000,000, consisting of $365,000,000 aggregate principal amount of Tranche B Term Loans, and $75,000,000 aggregate principal amount of Revolving Commitments, the proceeds of which will be used, in part, to finance the Transactions (as defined below) and otherwise in accordance with Section 2.6;

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of January 14, 2008 (together with the schedules and exhibits thereto, the “Acquisition Agreement”) by and among Holdings, Merger Sub and the Borrower, (i) Holdings will acquire (the “Acquisition”) all of the issued and outstanding capital stock of the Borrower and its Subsidiaries (collectively, the “Acquired Business”), and (ii) Merger Sub will be merged with and into the Borrower, with the Borrower as the surviving corporation;

WHEREAS, in connection with the Acquisition, the Sponsor (as defined below) and certain other co-investors identified by the Sponsor, including certain members of the existing management of the Borrower will make, directly or indirectly, cash contributions to the Borrower in exchange for direct or indirect common Equity Interests (as defined below) of Holdings (the “Equity Contribution”);

WHEREAS, Borrower will use the proceeds of (a) the Equity Contribution, (b) the Loans made hereunder on the Closing Date, and (c) the Holdings Notes and the Subordinated Notes (each as defined below), in each case issued on the Closing Date, to (i) finance the Acquisition, (ii) repay the Existing Indebtedness (as defined below) (the “Refinancing”) and (iii) pay the Transaction Costs (as defined below) (each of the foregoing transactions described in this paragraph, together with the Reorganization (as defined below), collectively, the “Transactions”);

WHEREAS, immediately following the consummation of the Acquisition, Holdings and certain of its Subsidiaries will be reorganized as described on Schedule I (the “Reorganization”), and following the Reorganization, each reference in this Agreement and the other Credit Documents to (i) the “Borrower” shall be deemed to be a reference to Bright Horizons Family Solutions LLC, a Delaware limited liability company, as successor to Bright Horizons Family Solutions, Inc. and (ii) each applicable “Guarantor” shall be deemed to be a reference to the applicable successor thereto as identified on Schedule I;

WHEREAS, Borrower has agreed to secure all of its Obligations by granting to Collateral Agent, for the benefit of Secured Parties, a First Priority Lien on substantially all of its assets, including a pledge of all of the Equity Interests of each of its Domestic Subsidiaries and 65% of all the voting Equity Interests of each of its direct Foreign Subsidiaries; and

WHEREAS, Guarantors have agreed to guarantee the obligations of Borrower hereunder and to secure their respective Obligations by granting to Collateral Agent, for the benefit of Secured Parties, a First Priority Lien on substantially all of their respective assets, including a pledge of all of the Equity Interests of each of their respective Domestic Subsidiaries (including Borrower) and 65% of all the voting Equity Interests of each of their respective direct Foreign Subsidiaries.

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

SECTION 1. DEFINITIONS AND INTERPRETATION

1.1. Definitions. The following terms used herein, including in the preamble, recitals, exhibits and schedules hereto, shall have the following meanings:

“Acquired Business” as defined in the recitals hereto.

“Acquired Business Material Adverse Effect” means any event, circumstance, change or effect that is, or would be reasonably likely to be, individually or in the aggregate, materially adverse to the business, financial condition or results of operations of the Acquired Business and its subsidiaries, taken as a whole, or would prevent the consummation of the Acquisition; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, an Acquired Business Material Adverse Effect: (i) any event, circumstance, change or effect resulting from or relating to (A) a change in general economic, political or financial market conditions, including interest or exchange rates, (B) a change in the industries, or in the business conditions in the geographic regions in which the Acquired Business and its subsidiaries operate, including, but not limited to, a change in general economic conditions that affect the industries in which the Acquired Business and its subsidiaries conduct their business, (C) any change in accounting requirements or principles required by changes in GAAP (or any interpretations thereof) or required by any change in applicable laws (or any interpretations thereof), (D) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any law after the date hereof, (E) any acts of terrorism or war or any weather

2

related event, fire or natural disaster or any escalation thereof, (F) the announcement of the execution of the Acquisition Agreement or the pendency of the Acquisition and the other transactions contemplated thereby, including the impact thereof on relationships with current and prospective clients, employer partners, vendors, suppliers and employees, (G) the identity of Holdings, Merger Sub or any of their affiliates as the acquiror of the Acquired Business or any facts or circumstances concerning Holdings, Merger Sub or any of their affiliates, or (H) compliance with the terms of, or the taking of any action required by or the failure to take any action prohibited by, the Acquisition Agreement (other than (i) pursuant to any requirement to operate in the ordinary course of business consistent with past practice or to make the representations and warranties of the Acquired Business accurate, or (ii) the consummation of the Acquisition) or consented to by Holdings; except, in the case of the foregoing clauses (A), (B), (D) and (E), to the extent such event, circumstance, change or effect would have a materially disproportionate impact on the Acquired Business and its subsidiaries, taken as a whole, as compared to other persons in the industry in which the Acquired Business and its subsidiaries conduct their business after taking into account the size of the Acquired Business relative to such other persons; (ii) any failure to meet internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions or a decline in the price or trading volume of the common stock of the Acquired Business (provided that, except as otherwise provided in this definition, the underlying causes of such failure or decline may be considered in determining whether there is an Acquired Business Material Adverse Effect) or (iii) any actions, challenges or investigations relating to the Acquisition Agreement or the transactions contemplated thereby made or brought by any of the current or former stockholders of the Acquired Business (on their own behalf or on behalf of the Acquired Business) resulting from, relating to or arising out of the Acquisition Agreement or the Acquisition.

“Acquisition” as defined in the recitals hereto. “Acquisition Agreement” as defined in the recitals hereto.

“Acquisition Consideration” means an amount equal to (i) the purchase consideration for any Permitted Acquisition paid by Holdings or any of its Subsidiaries in exchange for, or as part of, or in connection with, any Permitted Acquisition, whether paid in cash or by exchange of Equity Interests or of properties or otherwise and whether payable at or prior to the consummation of such Permitted Acquisition or deferred for payment at any future time, whether or not any such future payment is subject to the occurrence of any contingency, and includes any and all payments representing the purchase price and any assumptions of Indebtedness, “earn-outs” and other agreements (other than compensation arrangements with officers, employees and consultants of Holdings or any of its Subsidiaries or any Person which shall become an officer, employee or consultant of Holdings or any of its Subsidiaries as a result of the Permitted Acquisition) to make any payment the amount of which is, or the terms of payment of which are, in any respect subject to or contingent upon the revenues, income, cash flow or profits (or the like) of any person or business, minus (ii) net asset sale proceeds received by Holdings or any of its Subsidiaries from the sale of property acquired or to be acquired in connection with any Permitted Acquisition and sold pursuant to a sale-leaseback transaction permitted under Section 6.10, in an amount not to exceed $12,500,000 in any Fiscal Year.

“Adjusted Eurodollar Rate” means, for any Interest Rate Determination Date with respect to an Interest Period for a Eurodollar Rate Loan, the rate per annum obtained by dividing

3

(and rounding upward to the next whole multiple of 1/100 of 1%) (i) (a) the rate per annum (rounded to the nearest 1/100 of 1%) equal to the rate determined by Administrative Agent to be the offered rate which appears on the page of the Reuters Screen which displays an average British Bankers Association Interest Settlement Rate (such page currently being LIBOR01 page) for deposits (for delivery on the first day of such period) with a term equivalent to such period in Dollars, determined as of approximately 11:00 a.m. (London, England time) on such Interest Rate Determination Date, or (b) in the event the rate referenced in the preceding clause (a) does not appear on such page or service or if such page or service shall cease to be available, the rate per annum (rounded to the nearest 1/100 of 1%) equal to the rate determined by Administrative Agent to be the offered rate on such other page or other service which displays an average British Bankers Association Interest Settlement Rate for deposits (for delivery on the first day of such period) with a term equivalent to such period in Dollars, determined as of approximately 11:00 a.m. (London, England time) on such Interest Rate Determination Date, or (c) in the event the rates referenced in the preceding clauses (a) and (b) are not available, the rate per annum (rounded to the nearest 1/100 of 1%) equal to the offered quotation rate to first class banks in the London interbank market by a commercial bank reasonably selected by the Administrative Agent for deposits (for delivery on the first day of the relevant period) in Dollars of amounts in same day funds comparable to the principal amount of the applicable Loan of Administrative Agent, in its capacity as a Lender, for which the Adjusted Eurodollar Rate is then being determined with maturities comparable to such period as of approximately 11:00 a.m. (London, England time) on such Interest Rate Determination Date, by (ii) an amount equal to (a) one minus (b) the Applicable Reserve Requirement; provided, however, that notwithstanding the foregoing, with respect to the Tranche B Term Loans, the Adjusted Eurodollar Rate shall at no time prior to the third anniversary of the Closing Date be less than 3.50% per annum.

“Administrative Agent” as defined in the preamble hereto.

“Adverse Proceeding” means any action, suit, proceeding, hearing (whether administrative, judicial or otherwise), governmental investigation or arbitration (whether or not purportedly on behalf of Holdings or any of its Subsidiaries) at law or in equity, or before or by any Governmental Authority, domestic or foreign (including any Environmental Claims), whether pending or, to the knowledge of Holdings or any of its Subsidiaries, threatened in writing against or affecting Holdings or any of its Subsidiaries or any property of Holdings or any of its Subsidiaries.

“Affected Lender” as defined in Section 2.18(b).

“Affected Loans” as defined in Section 2.18(b).

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, that Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power (i) to vote 10% or more of the Securities having ordinary voting power for the election of directors of such Person or (ii) to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or by contract or otherwise.

4

“Agent” means each of the Administrative Agent, Syndication Agent and Collateral Agent.

“Agent Affiliates” as defined in Section 10.1(b).

“Aggregate Amounts Due” as defined in Section 2.17.

“Aggregate Payments” as defined in Section 7.2.

“Agreement” means this Credit and Guaranty Agreement, dated as of May 28, 2008, as it may be amended, restated, supplemented or otherwise modified from time to time.

“AHYDO Amount” shall mean the amount of the “Special Mandatory Redemption”, required to be paid to holders of the Holdings Notes following the fifth anniversary of the Closing Date pursuant to Section 3.08 of the Holdings Notes Indenture, as in effect on the date hereof.

“Applicable Margin” and “Applicable Revolving Commitment Fee Percentage” mean (i) with respect to Revolving Loans that are Eurodollar Rate Loans and the Applicable Revolving Commitment Fee Percentage, (a) from the Closing Date until the next succeeding Business Day after the date of delivery of the Compliance Certificate and the financial statements for the period ending on the last day of the second full fiscal quarter after the Closing Date, a percentage, per annum, determined by reference to the following table as if the Total Leverage Ratio then in effect were 5.00:1.00; and (b) thereafter, a percentage, per annum, determined by reference to the Total Leverage Ratio in effect from time to time as set forth below:

Total Leverage Ratio	Applicable Margin for Revolving Loans	Applicable Revolving Commitment Fee Percentage
> 5.00:1.00	3.50%	0.50%
< 5.00:1.00 > 4.00:1.00	3.25%	0.50%
< 4.00:1.00	3.00%	0.375%

and (ii) with respect to Swing Line Loans and Revolving Loans that are Base Rate Loans, an amount equal to (a) the Applicable Margin for Eurodollar Rate Loans as set forth in clause (i)(a) or (i)(b) above, as applicable, minus (b) 1.00% per annum. No change in the Applicable Margin or the Applicable Revolving Commitment Fee Percentage shall be effective until the next succeeding Business Day after the date on which Administrative Agent shall have received the applicable financial statements and a Compliance Certificate pursuant to Section 5.1(d) calculating the Total Leverage Ratio. At any time Borrower has not submitted to Administrative Agent the applicable information as and when required under Section 5.1(d), the Applicable Margin and the Applicable Revolving Commitment Fee Percentage shall be determined as if the Total Leverage Ratio were in excess of 5.00:1.00. Promptly following receipt of the applicable information under Section 5.1(d), Administrative Agent shall give each Lender telefacsimile or telephonic notice (confirmed in writing) of the Applicable Margin and the Applicable Revolving

5

Commitment Fee Percentage in effect from such date. In the event that any financial statement or certificate delivered pursuant to Section 5.1 is shown to be inaccurate (at a time when this Agreement is in effect and unpaid Obligations under this Agreement are outstanding (other than indemnities and other contingent obligations not yet due and payable)), and such inaccuracy, if corrected, would have led to the application of a higher Applicable Margin for any period (an “Applicable Period”) than the Applicable Margin applied for such Applicable Period, then (x) Borrower shall immediately deliver to Administrative Agent a correct certificate required by Section 5.1 for such Applicable Period, (y) the Applicable Margin shall be determined based upon the Total Leverage Ratio reflected in such corrected certificate and (z) Borrower shall immediately pay to Administrative Agent the accrued additional interest owing as a result of such increased Applicable Margin for such Applicable Period; provided, that non-payment as a result of such inaccuracy shall not in any event be deemed retroactively to be an Event of Default pursuant to Section 8.1(a). Nothing in this paragraph shall limit the right of Administrative Agent or any Lender under Section 2.10 or Section 8.

“Applicable Prepayment Premium” means, with respect to any Tranche B Term Loans, an amount determined by multiplying the outstanding principal amount of such Tranche B Term Loans by (a) if such time is prior to the first anniversary of the Closing Date, 1.00% and (b) otherwise, zero.

“Applicable Reserve Requirement” means, at any time, for any Eurodollar Rate Loan, the maximum rate, expressed as a decimal, at which reserves (including any basic marginal, special, supplemental, emergency or other reserves) are required to be maintained with respect thereto against “Eurocurrency liabilities” (as such term is defined in Regulation D) under regulations issued from time to time by the Board of Governors or other applicable banking regulator. Without limiting the effect of the foregoing, the Applicable Reserve Requirement shall reflect any other reserves required to be maintained by such member banks with respect to (i) any category of liabilities which includes deposits by reference to which the applicable Adjusted Eurodollar Rate or any other interest rate of a Loan is to be determined, or (ii) any category of extensions of credit or other assets which include Eurodollar Rate Loans. A Eurodollar Rate Loan shall be deemed to constitute Eurocurrency liabilities and as such shall be deemed subject to reserve requirements without benefits of credit for proration, exceptions or offsets that may be available from time to time to the applicable Lender. The rate of interest on Eurodollar Rate Loans shall be adjusted automatically on and as of the effective date of any change in the Applicable Reserve Requirement.

“Approved Deposit Account” means a Deposit Account that is the subject of an effective Deposit Account Control Agreement and that is maintained by any Credit Party with a Deposit Account Bank. “Approved Deposit Account” includes all monies on deposit in a Deposit Account and all certificates and instruments, if any, representing or evidencing such Deposit Account.

“Approved Electronic Communications” means any notice, demand, communication, information, document or other material that any Credit Party provides to Administrative Agent pursuant to any Credit Document or the transactions contemplated therein which is distributed to Agents or to Lenders by means of electronic communications pursuant to Section 10.1(b).

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“Approved Securities Intermediary” means a “securities intermediary” or “commodity intermediary” (as such terms are defined in the UCC).

“Arranger” means Goldman Sachs Credit Partners L.P., in its capacity as sole lead arranger under the Commitment Letter.

“Asset Sale” means a sale, lease or sub-lease (as lessor or sublessor), sale and leaseback, assignment, conveyance, exclusive license (as licensor or sublicensor), transfer or other disposition to, or any exchange of property with, any Person (other than Holdings, Borrower or any Guarantor Subsidiary), in one transaction or a series of transactions, of all or any part of Holdings’ or any of its Subsidiaries’ businesses, assets or properties of any kind, whether real, personal, or mixed and whether tangible or intangible, whether now owned or hereafter acquired, leased or licensed, including the Equity Interests of any of Holdings’ Subsidiaries (but excluding any issuance by Holdings of any of its Equity Interests to any Person), other than (i) inventory (or other assets) sold, leased or licensed out in the ordinary course of business (excluding any such sales, leases or licenses pursuant to or in contemplation of the discontinuation of any operation or division), and (ii) sales, leases or licenses out of other assets for aggregate consideration of (x) less than $2,500,000 with respect to any transaction or series of related transactions and (y) less than $5,000,000 in the aggregate during any Fiscal Year.

“Assignment Agreement” means an Assignment and Assumption Agreement substantially in the form of Exhibit E, with such amendments or modifications as may be approved by Administrative Agent.

“Assignment Effective Date” as defined in Section 10.6(b).

“Attributable Indebtedness” means, on any date, in respect of any Capital Lease (including any sale-leaseback transaction) of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP.

“Authorized Officer” means, as applied to any Person, any individual holding the position of chairman of the board (if an officer), chief executive officer, chief operating officer, chief administrative officer, president or one of its vice presidents (or the equivalent thereof), and such Person’s chief financial officer or treasurer.

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy,” as now and hereafter in effect, or any successor statute.

“Base Rate” means, for any day, a rate per annum equal to the greater of (i) the Prime Rate in effect on such day and (ii) the Federal Funds Effective Rate in effect on such day plus  1/2 of 1%. Any change in the Base Rate due to a change in the Prime Rate or the Federal Funds Effective Rate shall be effective on the effective day of such change in the Prime Rate or the Federal Funds Effective Rate, respectively; provided, however, that notwithstanding the foregoing, with respect to the Tranche B Term Loans, the Base Rate shall at no time prior to the third anniversary of the Closing Date be less than 4.50% per annum.

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“Base Rate Loan” means a Loan bearing interest at a rate determined by reference to the Base Rate.

“Beneficiary” means each Agent, Issuing Lender, Lender and Lender Counterparty.

“Board of Governors” means the Board of Governors of the United States Federal Reserve System, or any successor thereto.

“Borrower” as defined in the preamble hereto.

“Business Day” means (i) any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in such state are authorized or required by law or other governmental action to close and (ii) with respect to all notices, determinations, fundings and payments in connection with the Adjusted Eurodollar Rate or any Eurodollar Rate Loans, the term “Business Day” means any day which is a Business Day described in clause (i) and which is also a day for trading by and between banks in Dollar deposits in the London interbank market.

“Capital Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with GAAP, is or should be accounted for as a capital lease on the balance sheet of that Person.

“Cash” means money, currency or a credit balance in any demand or Deposit Account.

“Cash Equivalents” means, as at any date of determination, any of the following: (i) marketable securities (a) issued or directly and unconditionally guaranteed as to interest and principal by the government of the United States, Canada, the United Kingdom or any other member state of the European Economic Area or any Participating Member State or (b) issued by any agency of the United States, Canada, the United Kingdom or any other member state of the European Economic Area or any Participating Member State, the obligations of which in the case of any securities issued by the United States or Canada are backed by the full faith and credit of the United States or Canada, in each case maturing within one year after such date, or in the case of securities issued by any agency of the United Kingdom or any other member state of the European Economic Area or any Participating Member State, the obligations of which have an equivalent credit rating to that country or member state, as applicable, and in each case maturing within one year after such date; (ii) marketable direct obligations issued by any state of any of the foregoing or any political subdivision or any public instrumentality thereof, in each case maturing within one year after such date and having, at the time of the acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody’s; (iii) commercial paper maturing no more than one year from the date of creation thereof and having, at the time of the acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody’s; (iv) time deposits with, certificates of deposit or bankers’ acceptances maturing within one year after such date and issued or accepted by any Lender or by any commercial bank organized under the laws of (1) the United States of America or any state thereof or the District of Columbia that (a) is at least “adequately capitalized” (as defined in the regulations of its primary Federal banking regulator) and (b) has Tier 1 capital (as defined in such regulations) of not less than $100,000,000 or (2) Canada, the United Kingdom or any other member state of the European Economic Area or any

8

Participating Member State, in each case satisfying capital and credit rating requirements which are at least equivalent to those set forth in clause (1), and (v) shares of any money market mutual fund that (a) has substantially all of its assets invested continuously in the types of investments referred to in clauses (i), (ii) and (iii) above, (b) has net assets of not less than $500,000,000, and (c) has the highest rating obtainable from either S&P or Moody’s.

“Certificate re Non-Bank Status” means a certificate substantially in the form of Exhibit F.

“Change of Control” means the earliest to occur of the following:

(a) the Permitted Holders ceasing to have the power, directly or indirectly, to vote or direct the voting of securities having a majority of the ordinary voting power for the election of directors of Holdings; provided that the occurrence of any of the foregoing events shall not be deemed a Change of Control if:

(i) any time prior to the consummation of a Qualifying IPO, and for any reason whatever, (A) the Permitted Holders otherwise have the right, directly or indirectly, to designate (and do so designate) a majority of the board of directors of Holdings or (B) the Permitted Holders own, directly or indirectly, of record or beneficially an amount of common stock or other common Equity Interests having ordinary voting power of Holdings equal to an amount more than fifty percent (50%) of the amount of common stock or other common Equity Interests having ordinary voting power of Holdings owned, directly or indirectly, by the Permitted Holders of record or beneficially as of the Closing Date and such ownership by the Permitted Holders represents the largest single block of voting securities having ordinary voting power of Holdings held by any Person or related group for purposes of Section 13(d) of the Securities and Exchange Act of 1934, or

(ii) at any time after the consummation of a Qualifying IPO, and for any reason whatsoever, (A) no Person (other than one ore more Permitted Holders) or Persons (other than one or more Permitted Holders) that are together a “group” (within the meaning of sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934) or are acting, for the purpose of acquiring, holding or disposing of securities, as a “group” (within the meaning of Rule 13d-5(b)(1) under Securities Exchange Act of 1934), but excluding any employee benefit plan of such person and its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan), by way of merger, consolidation or other business combination or purchase, shall become the “beneficial owner” (as defined in Rules 13(d)-3 and 13(d)-5 under such Act), directly or indirectly, of more than the greater of (x) thirty-five percent (35%) of the outstanding voting securities having ordinary voting power of Holdings and (y) the percentage of the then outstanding voting securities having ordinary voting power of Holdings owned, directly or indirectly, beneficially by the Permitted Holders, and (B) during any period of twelve (12) consecutive months, the board of directors of Holdings shall consist of a majority of the Continuing Directors; or

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(b) Borrower ceasing to be a direct wholly owned Subsidiary of Holdings (excluding any interests held by a general partner, managing member or equivalent entity which is itself a direct wholly owned Subsidiary of Holdings); or

(c) the occurrence of any “change of control” or similar event under the Holdings Notes Indenture or Subordinated Notes Indenture.

“Class” means (i) with respect to Lenders, each of the following classes of Lenders: (a) Lenders having Tranche B Term Loan Exposure, (b) Lenders having Revolving Exposure (including Swing Line Lender) and (c) Lenders having New Term Loan Exposure of each applicable Series, and (ii) with respect to Loans, each of the following classes of Loans: (a) Tranche B Term Loans, (b) Revolving Loans (including Swing Line Loans) and (c) each Series of New Term Loans.

“Closing Date” means the date on which the Tranche B Term Loans are made in accordance with the terms hereof, which date is May 28, 2008.

“Closing Date Certificate” means a Closing Date Certificate substantially in the form of Exhibit G-1.

“Closing Date Mortgaged Property” as defined in Section 3.1(d).

“Collateral” means, collectively, all of the real, personal and mixed property (including Equity Interests) in which Liens are purported to be granted pursuant to the Collateral Documents as security for the Obligations.

“Collateral Agent” as defined in the preamble hereto.

“Collateral Documents” means the Pledge and Security Agreement, the Mortgages, the Intellectual Property Security Agreements, the Foreign Pledge Agreements, the Landlord Personal Property Collateral Access Agreements, if any, and all other instruments, documents and agreements delivered by any Credit Party pursuant to this Agreement or any of the other Credit Documents in order to grant to Collateral Agent, for the benefit of Secured Parties, a Lien on any real, personal or mixed property of that Credit Party as security for the Obligations.

“Collateral Questionnaire” means a certificate in form reasonably satisfactory to Collateral Agent that provides information with respect to the personal or mixed property of each Credit Party.

“Commitment” means any Revolving Commitment or Term Loan Commitment.

“Commitment Letter” as defined in Section 10.20.

“Commodity Account” has the meaning given to such term in the UCC.

“Compliance Certificate” means a Compliance Certificate substantially in the form of Exhibit C.

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“Consolidated Adjusted EBITDA” means, for any period, an amount determined for Borrower and its Subsidiaries on a consolidated basis equal to:

(a) Consolidated Net Income, plus, to the extent reducing Consolidated Net Income, the sum, without duplication, of amounts for:

(i) total interest expense;

(ii) provisions for taxes based on income or profits or capital, including any distributions or dividends made to Holdings with respect thereto made pursuant to Section 6.4(c)(ii);

(iii) total depreciation expense;

(iv) total amortization expense (whether classified as interest expense or any operating expense);

(v) the amount of management, monitoring, consulting and advisory fees paid (or accrued) in such period under the Management Agreement to the Sponsor pursuant to Section 6.4(d)(i) (but not including any indemnities and expenses and additional termination and transaction fees paid in such period under the Management Agreement);

(vi) the amount of (x) extraordinary or non-recurring losses and expenses (including all fees and expenses related thereto), (y) expenses or costs incurred in connection with being a public company prior to the Closing Date not to exceed $2,500,000 or (z) integration, consolidation and closing (including lease termination) costs for facilities in an aggregate amount pursuant to this clause (z) not to exceed $10,000,000;

(vii) any net loss from discontinued operations, subject to and consistent with an audit review;

(viii) any fees, expenses or charges in respect of third parties incurred during such period, or any amortization thereof for such period, in connection with any Permitted Acquisition, Investment, incurrence or repayment of Indebtedness (including such fees, expenses or charges related to the borrowing of the Loans or the issuance of the Holdings Notes or the Subordinated Notes), issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (including any amendment or other modification of the Loans, the Holdings Notes or the Subordinated Notes) and including, in each case, any such transaction consummated prior to the Closing Date and any such transaction for which the Borrower or any Subsidiary shall have entered into a binding agreement with respect thereto (including, for the avoidance of doubt, the effects of expensing all transaction related expenses in accordance with FAS 141(R) and gains or losses associated with FIN 45);

(ix) any expenses, charges or losses that are covered by indemnification or other reimbursement provisions in connection with any Investment,

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Permitted Acquisition or any sale, conveyance, transfer or other disposition of assets permitted under this Agreement, to the extent actually reimbursed, or, so long as the Borrower has made a determination that a reasonable basis exists for indemnification or reimbursement and only to the extent that such amount is in fact indemnified or reimbursed within 365 days of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so indemnified or reimbursed within such 365 days);

(x) to the extent covered by insurance and actually reimbursed, or, so long as the Borrower has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is in fact reimbursed within 365 days of the date of determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within 365 days), expenses, charges or losses with respect to liability or casualty events or business interruption;

(xi) Cash receipts (or any netting arrangements resulting in reduced Cash expenditures) not representing Consolidated Adjusted EBITDA or Consolidated Net Income in any period to the extent non-Cash gains relating to such income were deducted in the calculation of Consolidated Adjusted EBITDA pursuant to clause (b) below for any period and not added back;

(xii) any non-Cash impairment charge or asset write-off or write-down, including impairment charges or asset write-offs or write-downs related to intangible assets, long-lived assets, investments in debt and equity securities or as a result of a change in law or regulation, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP;

(xiii) any non-Cash and (to the extent paid on or substantially concurrently with the Closing Date) Cash charges associated with the rollover, acceleration or payout of Equity Interests by management of the Borrower or any of its direct or indirect parents in connection with the Transactions;

(xiv) any non-Cash compensation charge or expense (including accruals and reserves for future cash items), including any such charge or expense arising from the grants of stock appreciation or similar rights, stock options, restricted stock or other rights or equity incentive program;

(xv) any unrealized loss resulting in such period from obligations under any Hedge Agreements and the application of Statement of Financial Accounting Standards No. 133;

(xvi) other non-Cash charges reducing Consolidated Net Income (excluding any such non-Cash charge to the extent that it represents an accrual or reserve for potential Cash charge in any future period or amortization of a prepaid Cash charge that was paid in a prior period); and

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(xvii) Cash expenses incurred in connection with the Transactions not exceeding the amount disclosed to the Agents prior to the Closing Date and paid on or prior to December 31, 2008; minus

(b) the sum, without duplication, of amounts for:

(i) any non-Cash gains for such period, excluding any non-Cash gains to the extent they represent the reversal of an accrual or reserve for a potential Cash item that reduced Consolidated Net Income in any prior period and any non-Cash gains with respect to Cash actually received in a prior period so long as such Cash did not increase Consolidated Net Income in such period;

(ii) any net unrealized gain resulting in such period from the items referred to in clauses (a)(ix) and (a)(x) above;

(iii) any net income from discontinued operations, subject to and consistent with audit review; and

(iv) the amount of all extraordinary or non-recurring gains (less all fees and expenses related thereto); and

(v) any Cash payments made in connection with or with respect to stock appreciation or similar rights, stock options, restricted stock or other rights or equity incentive program with respect to an accrual or reserve therefore in a prior period added back pursuant to clause (a)(xiv) above;

provided, that there shall be excluded in determining Consolidated Adjusted EBITDA any currency translation gains and losses (including the net loss or gain resulting from Currency Agreements), to the extent otherwise included in the applicable income statement.

For purposes of determining Consolidated Adjusted EBITDA for any period that includes the quarterly periods ending September 30, 2007, December 31, 2007 and March 31, 2008, the Consolidated Adjusted EBITDA for each such quarterly period shall be deemed to be $25,890,000, $28,445,000 and $28,640,000, respectively, in each case (without duplication of any items enumerated in clause (a) or (b) above), prior to giving effect to any pro forma adjustments otherwise provided for in this Agreement.

“Consolidated Capital Expenditures” means for any period, the aggregate of all expenditures of Borrower and its Subsidiaries during such period determined on a consolidated basis that, in accordance with GAAP, are or should be included in “purchase of property and equipment” reflected in the consolidated statement of cash flows of Borrower and its Subsidiaries; provided that Consolidated Capital Expenditures shall not include (i) any expenditures for replacements, substitutions, restoration or repair of fixed assets, capital assets or equipment to the extent made with Net Insurance/Condemnation Proceeds invested pursuant to Section 2.14(b), (ii) the purchase of plant, property or equipment or software made with Net Asset Sale Proceeds invested pursuant to Section 2.14(a), (iii) expenditures relating to the construction, acquisition, replacement, reconstruction, development, refurbishment, renovation or improvement of any property which has been transferred to a Person other than the Borrower

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or a Subsidiary during the same fiscal year in which such expenditures were made, or in the immediately succeeding year, pursuant to a sale-leaseback transaction permitted under Section 6.10 to the extent of the cash proceeds received by the Borrower or such Subsidiary pursuant to such sale-leaseback transaction, (iv) expenditures that are accounted for as capital expenditures by the Borrower or any Subsidiary and that are actually paid for, or reimbursed to the Borrower or any Subsidiary in Cash or Cash Equivalents, by a Person other than the Borrower or any Subsidiary and for which neither the Borrower nor any Subsidiary has provided or is required to provide or incur, directly or indirectly, any consideration or obligation (other than rent) in respect of such expenditures to such Person or any other Person (whether before, during or after such period) (v) expenditures which constitute a Permitted Acquisition permitted under Section 6.6 or (vi) interest capitalized during such period.

“Consolidated Current Assets” means, as at any date of determination, the total assets of a Person and its Subsidiaries on a consolidated basis that may properly be classified as current assets in conformity with GAAP, excluding (i) Cash and Cash Equivalents and (ii) the current portion of deferred tax assets, in each case, excluding the effects of adjustments pursuant to GAAP resulting from the application of purchase accounting, as the case may be, in relation to the Transactions or any consummated Permitted Acquisition.

“Consolidated Current Liabilities” means, as at any date of determination, the total liabilities of a Person and its Subsidiaries on a consolidated basis that may properly be classified as current liabilities in conformity with GAAP, excluding (i) the current portion of long term debt, (ii) all Indebtedness consisting of Revolving Loans, Swing Line Loans and Letters of Credit in each case to the extent otherwise included, (iii) the current portion of interest, (iv) the current portion of deferred tax liabilities and (v) the current portion of any Capital Leases, in each case, excluding the effects of adjustments pursuant to GAAP resulting from the application of purchase accounting, as the case may be, in relation to the Transactions or any consummated Permitted Acquisition.

“Consolidated Excess Cash Flow” means, for any period, an amount (if positive) equal to:

(a) the sum, without duplication, of the amounts for such period of:

(i) Consolidated Net Income; plus

(ii) to the extent reducing Consolidated Net Income, the sum, without duplication, of amounts for non-Cash charges reducing Consolidated Net Income, including for depreciation and amortization (excluding any such non-Cash charge to the extent that it represents an accrual or reserve for potential Cash charge in any future period or amortization of a prepaid Cash charge that was paid in a prior period); plus

(iii) the Consolidated Working Capital Adjustment; plus

(iv) to the extent included in Consolidated Adjusted EBITDA for such period, any Cash amounts actually received in respect of business interruption insurance; plus

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(v) to the extent included in Consolidated Adjusted EBITDA for such period, any Cash amounts actually received in respect of indemnity payments and not applied by such Person to discharge any indemnified liability; plus

(vi) the aggregate amount of any payments actually received in cash by the Borrower and its Subsidiaries during such period and made by any counterparty in connection with the termination of Hedge Agreements to the extent such payments are not included in calculating Consolidated Net Income; minus

(b) the sum, without duplication, of the amounts for such period of:

(i) the amounts for such period paid in cash from operating cash flow of (1) scheduled repayments of Consolidated Total Debt for borrowed money (excluding repayments of Revolving Loans or Swing Line Loans except to the extent the Revolving Commitments are permanently reduced in connection with such repayments) and scheduled repayments of obligations under Capital Leases (excluding any interest expense portion thereof), and (2) Consolidated Capital Expenditures; plus

(ii) an amount equal to other non-Cash credits or gains increasing Consolidated Net Income for such period (excluding any such non-Cash credit or gain to the extent it represents the reversal of an accrual or reserve for potential Cash gain in any prior period); plus

(iii) cash payments during such period in respect of long-term liabilities of the Borrower and its Subsidiaries (other than Indebtedness) to the extent such payments are not expensed during such period or are not deducted in calculating Consolidated Net Income and to the extent financed with internally generated cash flow of the Borrower and its Subsidiaries; plus

(iv) without duplication of amounts deducted pursuant to clauses (v) or (vi) below in prior fiscal years, the amount of Permitted Acquisitions and other Investments (but excluding in any event the amount of any Restricted Junior Payments) permitted hereby made in cash during such period pursuant to Section 6.6(g), 6.6(h) or 6.6(p) to the extent that such Permitted Acquisitions and other Investments were financed with internally generated cash flow of the Borrower and the Subsidiaries; plus

(v) the amount of Restricted Junior Payments paid during such period pursuant to Sections 6.4(c)(i), (ii), (iii) and (iv), 6.4(d)(i) and 6.4(g), to the extent such Restricted Junior Payments were financed with internally generated cash flow of the Borrower and its Subsidiaries; plus

(vi) the aggregate amount of any premium, make-whole or penalty payments actually paid in cash by the Borrower and its Subsidiaries during such period, to the extent that such payments by the Borrower or its Subsidiaries are financed with internally generated cash flow of the Borrower and its Subsidiaries that are made in connection with the termination of Hedge Agreements to the extent such payments are not expensed during such period or are not deducted in calculating Consolidated Net Income; plus

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(vii) without duplication of amounts deducted from Consolidated Excess Cash Flow in prior periods, the aggregate consideration required to be paid in cash by the Borrower or any of its Subsidiaries pursuant to binding contracts (the “Contracts Consideration”) entered into prior to or during any such period relating to Permitted Acquisitions and other Investments (but excluding in any event the amount of any Restricted Junior Payments) permitted hereby or Consolidated Capital Expenditures to be consummated or made during the first Fiscal Quarter of the immediately succeeding Fiscal Year; provided that, to the extent the aggregate amount of internally generated cash flow actually utilized to finance such Permitted Acquisitions, Investments or Consolidated Capital Expenditures during such first Fiscal Quarter is less than the Contract Consideration, the amount of such shortfall shall be added to the calculation of Consolidated Excess Cash Flow at the end of such succeeding Fiscal Year; plus

(viii) cash expenditures in respect of Hedge Agreements during such fiscal year to the extent not deducted in arriving at such Consolidated Net Income; plus

(ix) payment of VAT to the extent not otherwise deducted from Consolidated Net Income.

“Consolidated Fixed Charges” means, for any period, the sum, without duplication, of the amounts determined for Borrower and its Subsidiaries on a consolidated basis equal to (i) Consolidated Interest Expense, (ii) scheduled payments of principal on Consolidated Total Debt, (iii) Consolidated Capital Expenditures, (iv) the portion of taxes based on income actually paid in cash and provisions for current cash income taxes payable and (v) the amount of all Restricted Junior Payments made pursuant to Section 6.4(c)(ii), 6.4(d)(i) and 6.4(k) during such period.

“Consolidated Interest Expense” means, for any period, total interest expense (including that portion attributable to Capital Leases) of Borrower and its Subsidiaries on a consolidated basis in accordance with GAAP with respect to all outstanding Indebtedness of Borrower and its Subsidiaries, including all commissions, discounts and other fees and charges owed with respect to letters of credit and net payments, if any, made (less net payments, if any, received) pursuant to Interest Rate Agreements, but excluding, however, any amount not payable in Cash and any amounts referred to in Section 2.11(d) payable on or before the Closing Date.

“Consolidated Net Income” means, for any period, the net income (or loss) of Borrower and its Subsidiaries on a consolidated basis for such period determined in conformity with GAAP, excluding (a) the income (or loss) of any Person (other than a Subsidiary of Borrower) in which any other Person (other than Borrower or any of its Subsidiaries) has a joint interest, except to the extent of the amount of dividends or other distributions actually paid to Borrower or any of its Subsidiaries by such Person during such period, (b) the income (or loss) of any Person accrued prior to the date it becomes a Subsidiary of Borrower or is merged into or consolidated with Borrower or any of its Subsidiaries or that Person’s assets are acquired by Borrower or any of its Subsidiaries, (c) the income of any Subsidiary of Borrower to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that income is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary (which has not been waived), except (solely to the extent permitted to be paid) to the

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extent of the amount of dividends or other distributions actually paid to Borrower or any of its Subsidiaries by such Person during such period, (d) any after-tax gains or losses attributable to Asset Sales or returned surplus assets of any Pension Plan, (e) (i) the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies and (ii) the effects of adjustments in such Person’s financial statements resulting from the application of purchase accounting during such period and (0 any net after tax effect of income (loss) from the early extinguishment or conversion of (i) Indebtedness or (ii) obligations under any Hedge Agreements.

“Consolidated Total Debt” means, as at any date of determination, (a) the aggregate stated balance sheet amount of all Indebtedness of Borrower and its Subsidiaries, determined on a consolidated basis in accordance with GAAP (but excluding the effects of discounting of Indebtedness resulting from the application of purchase accounting in connection with the Transactions or any Permitted Acquisition), consisting of Indebtedness described in clauses (i), (ii) and (iii) of the definition of Indebtedness and (without duplication) any guarantee thereof minus (b) the lesser of (i) the aggregate amount of unrestricted Cash and Cash Equivalents (in each case, free and clear of all Liens, other than Liens created pursuant to the Collateral Documents and customary bank Liens in favor of Deposit Account Banks in respect of customary account charges), included in the consolidated balance sheet of Borrower and its Subsidiaries as of such date and (ii) $15,000,000; provided, that during the period following the third anniversary of the Closing Date and ending on the date on which any payment is made in respect of any AHYDO Amount, the amount referenced in clause (b)(ii) above shall be increased to $40,000,000, but only to the extent that the Senior Secured Leverage Ratio is less than 2.00:1.00 at such time; provided further that Consolidated Total Debt shall not include Indebtedness in respect of (i) any letter of credit, except to the extent of unreimbursed amounts thereunder and (ii) obligations under Hedge Agreements.

“Consolidated Working Capital” means, as at any date of determination, the excess of Consolidated Current Assets of Borrower and its Subsidiaries over Consolidated Current Liabilities of Borrower and its Subsidiaries.

“Consolidated Working Capital Adjustment” means, for any period on a consolidated basis, the amount (which may be a negative number) by which Consolidated Working Capital as of the beginning of such period exceeds (or is less than) Consolidated Working Capital as of the end of such period. In calculating the Consolidated Working Capital Adjustment there shall be excluded the effect of (i) reclassification during such period of current assets to long term assets and current liabilities to long term liabilities, (ii) purchase accounting and (iii) any Permitted Acquisition during such period; provided that there shall be included with respect to any Permitted Acquisition during such period an amount (which may be a negative number) by which the Consolidated Working Capital acquired in such Permitted Acquisition as at the time of such acquisition exceeds (or is less than) Consolidated Working Capital at the end of such period.

“Continuing Directors” shall mean the directors of Holdings on the Closing Date, as elected or appointed after giving effect to the Transactions, and each other director, if, in each case, such other director’s nomination for election to the board of directors of Holdings is recommended by a majority of the then Continuing Directors or such other director receives the vote, directly or indirectly, of one or more Permitted Holders in his or her election by the stockholders of Holdings.

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“Contractual Obligation” means, as applied to any Person, any provision of any Security issued by that Person or of any indenture, mortgage, deed of trust, contact, undertaking, agreement or other instrument to which that Person is a party or by which it or any of its properties is bound or to which it or any of its properties is subject.

“Contributing Guarantors” as defined in Section 7.2.

“Control Account” means a Securities Account or Commodity Account that is the subject of an effective Securities Account Control Agreement and that is maintained by any Credit Party with an Approved Securities Intermediary. “Control Account” includes all Financial Assets held in a Securities Account or a Commodity Account and all certificates and instruments, if any, representing or evidencing the Financial Assets contained therein.

“Conversion/Continuation Date” means the effective date of a continuation or conversion, as the case may be, as set forth in the applicable Conversion/Continuation Notice.

“Conversion/Continuation Notice” means a Conversion/Continuation Notice substantially in the form of Exhibit A-2.

“CorporateFamily SB” means CorporateFamily SB Corporation, a Tennessee corporation and an indirect Wholly-Owned Subsidiary of the Borrower.

“Counterpart Agreement” means a Counterpart Agreement substantially in the form of Exhibit H delivered by a Credit Party pursuant to Section 5.10(a).

“Credit Date” means the date of a Credit Extension.

“Credit Document” means any of this Agreement, the Notes, if any, the Collateral Documents, each Letter of Credit Application, the Management Fee Subordination Agreement, and each other document, instrument or agreement executed and delivered by a Credit Party that is referred to as a Credit Document by its terms or is designated as such in writing by Borrower and any Agent, and in any event notified to the Administrative Agent if it is not a party thereto.

“Credit Extension” means the making of a Loan or the issuing of a Letter of Credit.

“Credit Party” means the Borrower and each Guarantor from time to time.

“Cure Amount” as defined in Section 8.2(a).

“Cure Right” as defined in Section 8.2(a).

“Currency Agreement” means any foreign exchange contract, currency swap agreement, futures contract, option contract, synthetic cap or other similar agreement or arrangement, each of which is for the purpose of hedging the foreign currency risk associated with Holdings’ and its Subsidiaries’ operations and not for speculative purposes.

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“Default” means a condition or event that, after notice or lapse of time or both, would constitute an Event of Default.

“Default Excess” means, with respect to any Defaulting Lender, the excess, if any, of such Defaulting Lender’s Pro Rata Share of the aggregate outstanding principal amount of Loans of all Lenders (calculated as if all Defaulting Lenders (including such Defaulting Lender) had funded all of their respective Defaulted Loans) over the aggregate outstanding principal amount of all Loans of such Defaulting Lender.

“Default Period” means, with respect to any Defaulting Lender or Regulated Lender (to the extent applicable), the period commencing on the date of the applicable Funding Default and ending on the earliest of the following dates: (i) the date on which all Commitments are cancelled or terminated and/or the Obligations are declared or become immediately due and payable, (ii) the date on which (a) the Default Excess with respect to such Defaulting Lender shall have been reduced to zero (whether by the funding by such Defaulting Lender of any Defaulted Loans of such Defaulting Lender or by the non-pro rata application of any voluntary or mandatory prepayments of the Loans in accordance with the terms of Section 2.13 or Section 2.14 or by a combination thereof) or (b) such Defaulting Lender or Regulated Lender shall have delivered to Borrower and Administrative Agent a written reaffirmation of its intention to honor its obligations hereunder with respect to its Commitments, and (iii) the date on which Borrower, Administrative Agent and Requisite Lenders waive all Funding Defaults of such Defaulting Lender or Regulated Lender in writing.

“Default Rate” as defined in Section 2.10.

“Defaulted Loan” as defined in Section 2.22.

“Defaulting Lender” as defined in Section 2.22.

“Deposit Account” means a demand, time, savings, passbook or like account with a bank, savings and loan association, credit union or like organization, other than an account evidenced by a negotiable certificate of deposit.

“Deposit Account Bank” means a financial institution at which any Credit Party maintains a Deposit Account.

“Deposit Account Control Agreement” has the meaning specified in the Pledge and Security Agreement.

“Disqualified Equity Interests” means any Equity Interest which, by its terms (or by the terms of any security or other Equity Interests into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (i) matures or is mandatorily redeemable (other than solely for Equity Interests which are not otherwise Disqualified Equity Interests), pursuant to a sinking fund obligation or otherwise, (ii) is redeemable at the option of the holder thereof (other than solely for Equity Interests which are not otherwise Disqualified Equity Interests), in whole or in part, (iii) provides for the scheduled payments of dividends in cash, or (iv) is or becomes convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case, prior to the date that is

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91 days after the latest Term Loan Maturity Date of any Term Loans, except, in the case of clauses (i) and (ii), if as a result of a change of control or asset sale, so long as any rights of the holders thereof upon the occurrence of such a change of control or asset sale event are subject to the prior payment in full of all Obligations (other than (x) obligations under Hedge Agreements not yet due and payable, and (y) contingent indemnification obligations not yet accrued and payable), the cancellation or expiration of all Letters of Credit (or back-up standby letters of credit or deposits of cash collateral in respect of all Letters of Credit shall have been furnished to the Issuing Lender) and the termination of the Commitments); provided that if such Equity Interests are issued pursuant to a plan for the benefit of employees of Holdings, the Borrower or its Subsidiaries or by any such plan to such employees, such Equity Interests shall not constitute Disqualified Equity Interests solely because it may be required to be repurchased by Holdings, the Borrower or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Dollars” and the sign “$” mean the lawful money of the United States of America.

“Domestic Subsidiary” means any Subsidiary organized under the laws of the United States of America, any State thereof or the District of Columbia.

“Earn Out Indebtedness” as defined in Section 6.1(d).

“Eligible Assignee” means (i) any Lender, any Affiliate of any Lender and any Related Fund (any two or more Related Funds being treated as a single Eligible Assignee for all purposes hereof), and (ii) any commercial bank, insurance company, investment or mutual fund or other entity that is an “accredited investor” (as defined in Regulation D under the Securities Act) and which extends credit or buys loans in the ordinary course of its activities; provided, no Affiliate of any Credit Party or Sponsor shall be an Eligible Assignee (other than Sankaty Advisors, LLC or any investment fund or other account managed or advised by Sankaty Advisors, LLC, which, in each case, invests primarily in fixed income assets or other credit products).

“Employee Benefit Plan” means any Multiemployer Plan or Pension Plan.

“Environmental Claim” means any investigation, notice, notice of violation, claim, action, suit, proceeding, demand, abatement order or other order or directive (conditional or otherwise), by any Governmental Authority or any other Person, arising (i) pursuant to or in connection with any actual or alleged violation of any Environmental Law; (ii) in connection with any Hazardous Material or any actual or alleged Hazardous Materials Activity; or (iii) in connection with any actual or alleged damage, injury, threat or harm to health, safety, natural resources or the environment.

“Environmental Laws” means any and all current or future foreign or domestic, federal or state (or any subdivision of either of them), statutes, ordinances, orders, rules, regulations, judgments, Governmental Authorizations, or any other requirements of Governmental Authorities relating to (i) environmental matters, including those relating to any Hazardous Materials Activity; (ii) the generation, use, storage, transportation or disposal of Hazardous Materials; or (iii) occupational safety and health, natural resources or the protection of human, plant or animal health or welfare, in any manner applicable to Holdings or any of its Subsidiaries or any Facility.

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“Equity Interests” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor thereto.

“ERISA Affiliate” means, at the relevant time, as applied to any Person, (i) any corporation which is a member of a controlled group of corporations within the meaning of Section 414(b) of the Internal Revenue Code of which that Person is a member; (ii) any trade or business (whether or not incorporated) which is a member of a group of trades or businesses under common control within the meaning of Section 414(c) of the Internal Revenue Code of which that Person is a member; and (iii) any member of an affiliated service group within the meaning of Section 414(m) or (o) of the Internal Revenue Code of which that Person, any corporation described in clause (i) above or any trade or business described in clause (ii) above is a member. Any former ERISA Affiliate of Holdings or any of its Subsidiaries shall continue to be considered an ERISA Affiliate of Holdings or any such Subsidiary within the meaning of this definition with respect to the period such entity was an ERISA Affiliate of Holdings or such Subsidiary and with respect to liabilities arising after such period for which Holdings or such Subsidiary could be liable under the Internal Revenue Code or ERISA.

“ERISA Event” means (i) a “reportable event” within the meaning of Section 4043 of ERISA and the regulations issued thereunder with respect to any Pension Plan (excluding those for which the provision for 30-day notice to the PBGC has been waived by regulation); (ii) the failure to meet the minimum funding standard of Section 412 of the Internal Revenue Code with respect to any Pension Plan (whether or not waived in accordance with Section 412(c) of the Internal Revenue Code) or the failure to make by its due date a required installment under Section 430(j) of the Internal Revenue Code with respect to any Pension Plan or the failure to make any required contribution to a Multiemployer Plan; (iii) the provision by the administrator of any Pension Plan pursuant to Section 4041(a)(2) of ERISA of a notice of intent to terminate such plan in a distress termination described in Section 4041(c) of ERISA; (iv) the withdrawal by Holdings, any of its Subsidiaries or any of their respective ERISA Affiliates from any Pension Plan with two or more contributing sponsors or the termination of any such Pension Plan resulting in material liability to Holdings, any of its Subsidiaries or any of their respective Affiliates pursuant to Section 4063 or 4064 of ERISA; (v) the institution by the PBGC of proceedings to terminate any Pension Plan, or the occurrence of any event or condition which might constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (vi) the imposition of liability on Holdings, any of its Subsidiaries or any of their respective ERISA Affiliates pursuant to Section 4062(e) or 4069 of ERISA or by reason of the application of Section 4212(c) of ERISA; (vii) the withdrawal of Holdings, any of its Subsidiaries or any of their respective ERISA Affiliates in a complete or partial withdrawal (within the meaning of Sections 4203 and 4205 of ERISA) from any Multiemployer Plan if there is any material liability therefor, or the receipt by Holdings, any of its Subsidiaries or any of their respective ERISA Affiliates of notice from any Multiemployer Plan that it is in reorganization or insolvency pursuant to Section 4241 or 4245 of ERISA, or that it intends to terminate or has

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terminated under Section 4041A or 4042 of ERISA; (viii) receipt from the Internal Revenue Service of notice of the failure of any Pension Plan (or any other Employee Benefit Plan intended to be qualified under Section 401(a) of the Internal Revenue Code) to qualify under Section 401(a) of the Internal Revenue Code, or the failure of any trust forming part of any Pension Plan to qualify for exemption from taxation under Section 501(a) of the Internal Revenue Code; or (xi) the imposition of a lien pursuant to Section 430(k) of the Internal Revenue Code or ERISA or a violation of Section 436 of the Internal Revenue Code.

“E-Signature” means the process of attaching to or logically associating with an Approved Electronic Communication an electronic symbol, encryption, digital signature or process (including the name or an abbreviation of the name of the party transmitting the Approved Electronic Communication) with the intent to sign, authenticate or accept such Approved Electronic Communication.

“Eurodollar Rate Loan” means a Loan bearing interest at a rate determined by reference to the Adjusted Eurodollar Rate.

“Event of Default” means each of the conditions or events set forth in Section 8.1.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and any successor statute.

“Excluded Taxes” as defined in Section 2.20(a).

“Existing Credit Facility” means that certain First Amended and Restated Credit Agreement dated as of October 1, 2007 between Borrower, the lenders party thereto, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer and JPMorgan Chase Bank, N.A., as syndication agent, as amended prior to the Closing Date.

“Existing Indebtedness” means (i) Indebtedness and other obligations outstanding under the Existing Credit Facility and (ii) all other indebtedness for borrowed money of the Borrower and its Subsidiaries in existence prior to the Closing Date to the extent such indebtedness does not constitute Permitted Closing Date Indebtedness.

“Existing Mortgages” means those certain mortgages, notes and/or deeds of trust entered into by the Borrower or any of its Subsidiaries in favor of IBM (or its agent Work/Family Directions, Inc.), in existence on the Closing Date and encumbering certain Real Estate Assets of the Credit Parties as identified on Schedule 6.2.

“Facility” means any real property (including all buildings, fixtures or other improvements located thereon) now, hereafter or heretofore owned, leased, operated or used by Holdings or any of its Subsidiaries or any of their respective predecessors.

“Fair Share” as defined in Section 7.2.

“Fair Share Contribution Amount” as defined in Section 7.2.

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“Federal Funds Effective Rate” means for any day, the rate per annum (expressed, as a decimal, rounded upwards, if necessary, to the next higher 1/100 of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided, (i) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (ii) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate charged to three federal funds brokers of recognized standing reasonably selected by the Administrative Agent, in its capacity as a Lender, on such day on such transactions as determined by Administrative Agent.

“Fee Letter” as defined in the Commitment Letter.

“Financial Asset” has the meaning given to such term in the UCC.

“Financial Officer Certification” means, with respect to the financial statements for which such certification is required, the certification of the chief financial officer of Borrower that such financial statements fairly present, in all material respects, the financial condition of Borrower and its Subsidiaries as at the dates indicated and the results of their operations and their cash flows for the periods indicated, subject to changes resulting from audit and normal year-end adjustments.

“Financial Plan” as defined in Section 5.1(i).

“First Priority” means, with respect to any Lien purported to be created in any Collateral pursuant to any Collateral Document, that such Lien is the only Lien to which such Collateral is subject, other than any Permitted Lien.

“Fiscal Quarter” means a fiscal quarter of any Fiscal Year.

“Fiscal Year” means the fiscal year of Holdings and its Subsidiaries ending on December 31 of each calendar year.

“Fixed Charge Coverage Ratio” means the ratio as of the last day of any Fiscal Quarter of (i) Consolidated Adjusted EBITDA for the four-Fiscal Quarter period then ending, to (ii) Consolidated Fixed Charges for such four-Fiscal Quarter period.

“Flood Hazard Property” means any Real Estate Asset subject to a mortgage in favor of Collateral Agent, for the benefit of the Secured Parties, and located in an area designated by the Federal Emergency Management Agency as having special flood or mud slide hazards.

“Foreign Acquisition” means a Permitted Acquisition of the Equity Interests of a Person organized under the laws of a country other than the United States.

“Foreign Pledge Agreement” means each pledge agreement executed or to be executed by the Borrower or a Guarantor with respect to the pledge of, subject to the terms and conditions of the applicable Foreign Pledge Agreement, 65% of the voting Equity Interests in their respective direct Foreign Subsidiaries, in each case in accordance with the applicable laws of the jurisdiction under which each such direct foreign subsidiary is respectively organized.

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“Foreign Subsidiary” means any Subsidiary that is not a Domestic Subsidiary “Funding Default” as defined in Section 2.22.

“Funding Guarantors” as defined in Section 7.2.

“Funding Notice” means a notice substantially in the form of Exhibit A-1.

“GAAP” means, subject to the limitations on the application thereof set forth in Section 1.2, United States generally accepted accounting principles in effect as of the date of determination thereof; provided that if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the Closing Date in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Requisite Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then (i) such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith and (ii) upon the Administrative Agent’s request, the Borrower shall provide to the Administrative Agent and the Lenders a written reconciliation in form and substance reasonably satisfactory to the Administrative Agent, between calculations of such ratio or requirement made before and after giving effect to such change in GAAP.

“Governmental Acts” means any act or omission, whether rightful or wrongful, of any present or future de jure or de facto government or Governmental Authority.

“Governmental Authority” means any federal, state, municipal, national or other government, governmental department, commission, board, bureau, court, agency or instrumentality or political subdivision thereof or any entity, officer or examiner exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any government or any court, in each case whether associated with a state of the United States, the United States, or a foreign entity or government.

“Governmental Authorization” means any permit, license, authorization, plan, directive, consent order or consent decree of or from any Governmental Authority.

“Grantor” as defined in the Pledge and Security Agreement.

“Guaranteed Obligations” as defined in Section 7.1.

“Guarantor” means each of Holdings and each Domestic Subsidiary of Holdings (other than Borrower) identified on the signature pages hereto as a Guarantor, and each other Domestic Subsidiary of Holdings which becomes a Guarantor hereunder, pursuant to the terms of Section 5.10(a) or otherwise.

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“Guarantor Subsidiary” means each Guarantor other than Holdings. “Guaranty” means the guaranty of each Guarantor set forth in Section 7.

“Hazardous Materials” means any chemical, material, substance or waste, exposure to which is prohibited, limited or regulated by any Governmental Authority or which may or could pose a hazard to the health and safety of the owners, occupants or any Persons in the vicinity of any Facility or to the indoor or outdoor environment or natural resources.

“Hazardous Materials Activity” means any past, current, proposed or threatened activity, event or occurrence involving any Hazardous Materials, including the use, manufacture, possession, storage, holding, presence, existence, location, Release, threatened Release, discharge, placement, generation, transportation, processing, construction, treatment, abatement, removal, remediation, disposal, disposition or handling of any Hazardous Materials, and any corrective action or response action with respect to any of the foregoing.

“Hedge Agreement” means an Interest Rate Agreement or a Currency Agreement entered into with a Lender Counterparty.

“Highest Lawful Rate” means the maximum lawful interest rate, if any, that at any time or from time to time may be contracted for, charged, or received under the laws applicable to any Lender which are presently in effect or, to the extent allowed by law, under such applicable laws which may hereafter be in effect and which allow a higher maximum nonusurious interest rate than applicable laws now allow.

“Historical Financial Statements” means as of the Closing Date, (i) the audited financial statements of the Borrower and its Subsidiaries, for the immediately preceding three Fiscal Years ended on or prior to December 31, 2007, consisting of balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows for such Fiscal Years, and (ii) the unaudited financial statements of the Borrower and its Subsidiaries for each Fiscal Quarter ended after December 31, 2007 and ended at least 45 days prior to the Closing Date, consisting of a balance sheet and the related consolidated statements of income and cash flows for the three-, six-or nine-month period, as applicable, ending on such date.

“Holdings” as defined in the preamble hereto.

“Holdings Notes” means the senior notes of Holdings due 2018 issued from time to time pursuant to the Holdings Notes Indenture, as the same may be amended, restated, supplemented, replaced or otherwise modified from time to time in accordance with Section 6.15.

“Holdings Notes Indenture” means that certain Indenture, dated as of May 28, 2008 among Holdings and Wilmington Trust Company, a Delaware banking corporation, as Trustee, and such term shall include, as applicable, any indenture or agreement with respect to a Permitted Refinancing thereof

“IBM” means International Business Machines Corporation.

“Increased Amount Date” as defined in Section 2.24.

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“Increased-Cost Lenders” as defined in Section 2.23.

“Indebtedness” means, as applied to any Person, without duplication, (i) all indebtedness for borrowed money; (ii) that portion of obligations with respect to Capital Leases that is properly classified as a liability on a balance sheet in conformity with GAAP; (iii) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money; (iv) any obligation owed for all or any part of the deferred purchase price of property or services (other than trade accounts and accrued expenses payable in the ordinary course of business which have been due and payable for less than 180 days), including any earn-out obligations (excluding any such obligations incurred under ERISA), which purchase price is (a) due more than six months from the date of incurrence of the obligation in respect thereof or (b) evidenced by a note or similar written instrument; (v) all indebtedness secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is nonrecourse to the credit of that Person; (vi) the face amount of any letter of credit issued for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings; (vii) Disqualified Equity Interests, (viii) the direct or indirect guaranty, endorsement (otherwise than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of any obligation of another Person to the extent such obligation would constitute Indebtedness pursuant to any of clauses (i) through (vii) or clause (ix) of this definition; (ix) any obligation of such Person the primary purpose or intent of which is to provide assurance to an obligee that any obligation constituting Indebtedness pursuant to clauses (i) through (vii) or clause (xi) hereof of the obligor thereof will be paid or discharged, or any agreement relating thereto will be complied with, or the holders thereof will be protected (in whole or in part) against loss in respect thereof; (x) any liability of such Person for an obligation constituting Indebtedness pursuant to clauses (i) through (vii) or clause (xi) hereof of another through any agreement (contingent or otherwise) (a) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise) or (b) to maintain the solvency or any balance sheet item, level of income or financial condition of another if, in the case of any agreement described under subclauses (a) or (b) of this clause (x), the primary purpose or intent thereof is as described in clause (ix) above; and (xi) all obligations (which shall be net, to the extent incurred under a single instrument) of such Person in respect of any exchange traded or over the counter derivative transaction, including any Interest Rate Agreement and any Currency Agreement, in each case, whether entered into for hedging or speculative purposes; provided, in no event shall obligations under any derivative transaction be deemed “Indebtedness” for any purpose under Section 6.7 unless such obligations relate to a derivatives transaction which has been terminated. The amount of Indebtedness of any Person for purposes of clause (v), to the extent constituting non-recourse Indebtedness, shall be deemed to be equal to the lesser of (i) the aggregate unpaid amount of such Indebtedness and (ii) the fair market value of the property encumbered thereby as determined by such Person in good faith.

“Indemnified Liabilities” means, collectively, any and all liabilities, obligations, losses, damages (including natural resource damages), penalties, claims (including Environmental Claims), actions, judgments, suits, costs (including the costs of any investigation, study, sampling, testing, abatement, cleanup, removal, remediation or other response action necessary

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to remove, remediate, clean up or abate any Hazardous Materials Activity), expenses and disbursements of any kind or nature whatsoever (including the reasonable fees and disbursements of one external legal counsel to each of the Administrative Agent and GSCP and one external legal counsel to the other Lenders (and one local counsel in each applicable jurisdiction for each such group and, in the event of any actual conflict of interest, one additional counsel to the affected parties)) in connection with any investigative, administrative or judicial proceeding or hearing commenced or threatened by any Person, whether or not any such Indemnitee shall be designated as a party or a potential party thereto, and any fees or expenses incurred by Indemnitees in enforcing this indemnity, whether based on any federal, state or foreign laws, statutes, rules or regulations (including securities and commercial laws, statutes, rules or regulations and Environmental Laws), on common law or equitable cause or on contract or otherwise, that may be imposed on, incurred by, or asserted against any such Indemnitee, in any manner relating to or arising out of (i) the execution, delivery, enforcement, performance or administration of this Agreement or the other Credit Documents or the transactions contemplated hereby or thereby (including the Lenders’ agreement to make Credit Extensions, the syndication of the credit facilities provided for herein or the use or intended use of the proceeds thereof, or any enforcement of any of the Credit Documents (including any sale of, collection from, or other realization upon any of the Collateral or the enforcement of the Guaranty)); or (ii) any Environmental Claim or any Hazardous Materials Activity relating to or arising from, directly or indirectly, any past or present activity, operation, land ownership, or practice of Holdings or any of its Subsidiaries.

“Indemnitee” as defined in Section 10.3.

“Indentures” means, collectively, (i) the Holdings Notes Indenture and (ii) the Subordinated Notes Indenture (each individually, an “Indenture”).

“Installment” as defined in Section 2.12(a).

“Installment Date” as defined in Section 2.12(a).

“Intellectual Property” as defined in the Pledge and Security Agreement.

“Intellectual Property Asset” means, at the time of determination, any interest (fee, license or otherwise) then owned by any Credit Party in any Intellectual Property.

“Intellectual Property Security Agreements” has the meaning assigned to that term in the Pledge and Security Agreement.

“Intercompany Note” means a promissory note substantially in the form of Exhibit L evidencing Indebtedness owed among the Credit Parties and their Subsidiaries.

“Interest Coverage Ratio” means the ratio as of the last day of any Fiscal Quarter of (i) Consolidated Adjusted EBITDA for the four-Fiscal Quarter period then ended to (ii) Consolidated Interest Expense for such four-Fiscal Quarter period.

“Interest Payment Date” means with respect to (i) any Loan that is a Base Rate Loan, each March 31, June 30, September 30 and December 31 of each year, commencing on the first

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such date to occur after the Closing Date and the final maturity date of such Loan; and (ii) any Loan that is a Eurodollar Rate Loan, the last day of each Interest Period applicable to such Loan; provided, in the case of each Interest Period of longer than three months “Interest Payment Date” shall also include each date that is three months, or an integral multiple thereof, after the commencement of such Interest Period.

“Interest Period” means, in connection with a Eurodollar Rate Loan, an interest period of one, two, three or six months or, to the extent available to each Lender, nine or twelve months, as selected by Borrower in the applicable Funding Notice or Conversion/Continuation Notice, (i) initially, commencing on the Credit Date or Conversion/Continuation Date thereof, as the case may be; and (ii) thereafter, commencing on the day on which the immediately preceding Interest Period expires; provided, (a) if an Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next succeeding Business Day unless no further Business Day occurs in such month, in which case such Interest Period shall expire on the immediately preceding Business Day; (b) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall, subject to clauses (c) and (d), of this definition, end on the last Business Day of a calendar month; (c) no Interest Period with respect to any portion of any Class of Term Loans shall extend beyond such Class’s Term Loan Maturity Date; and (d) no Interest Period with respect to any portion of the Revolving Loans shall extend beyond the Revolving Commitment Termination Date.

“Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedging agreement or other similar agreement or arrangement, each of which is for the purpose of hedging the interest rate exposure associated with Holdings’ and its Subsidiaries’ operations and not for speculative purposes.

“Interest Rate Determination Date” means, with respect to any Interest Period, the date that is two Business Days prior to the first day of such Interest Period.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended to the date hereof and from time to time hereafter, and any successor statute.

“International Holding Company” means any Domestic Subsidiary of Holdings that (i) is a disregarded entity for U.S. tax purposes and (ii) owns no material assets or property other than the Voting Stock of one or more Foreign Subsidiaries. For purposes of this definition, “Voting Stock” means, as to any issuer, the issued and outstanding shares of each class of capital stock or other ownership interests of such issuer entitled to vote (within the meaning of Treasury Regulations Section 1.956-2(c)(2)).

“Investment” means (i) any direct or indirect redemption or retirement (on behalf of another Person) or purchase or other acquisition for value or investment by Holdings or any of its Subsidiaries of, or of a beneficial interest in, any of the Securities or Equity Interests of any other Person; (ii) any direct or indirect loan, advance (other than advances to employees for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business), guarantee, or capital contributions by Holdings or any of its Subsidiaries to any other Person, including all indebtedness and accounts receivable from that other Person that

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are not current assets or did not arise from sales to that other Person in the ordinary course of business; (iii) the purchase or acquisition (in one transaction or a series of transactions) of all or a substantial portion of the business, property or assets of, or stock or other evidence of beneficial ownership of, another Person or assets constituting a business unit, line of business or division of such Person (other than to the extent constituting Consolidated Capital Expenditures) and (iv) all investments consisting of any exchange traded or over the counter derivative transaction, including any Interest Rate Agreement and any Currency Agreement, whether entered into for hedging or speculative purposes. The amount of any Investment of the type described in clauses (i) and (ii) shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write-ups, write-downs, write-offs or currency fluctuations with respect to such Investment (solely with respect to Investments made after the Closing Date), net of any cash amounts representing a principal return or repayment of capital (but excluding any yield, dividend or other income with respect thereto) with respect to such Investment not exceeding the amount of such Investment made following the Closing Date.

“Issuance Notice” means an Issuance Notice substantially in the form of Exhibit A-3.

“Issuing Lender” means GECC, as Issuing Lender hereunder, together with its permitted successors and assigns in such capacity.

“Joinder Agreement” means an agreement substantially in the form of Exhibit M.

“Joint Venture” means a joint venture, partnership or other similar arrangement, whether in corporate, partnership or other legal form; provided, in no event shall any corporate Subsidiary of any Person be considered to be a Joint Venture to which such Person is a party.

“Landlord Consent and Estoppel” means, with respect to any Leasehold Property, a letter, certificate or other instrument in writing from the lessor under the related lease, pursuant to which, among other things, the landlord consents to the granting of a Mortgage on such Leasehold Property by the Credit Party tenant, such Landlord Consent and Estoppel to be in form and substance acceptable to Collateral Agent in its reasonable discretion, but in any event sufficient for Collateral Agent to obtain a Title Policy with respect to such Mortgage.

“Landlord Personal Property Collateral Access Agreement” means a Landlord Waiver and Consent Agreement substantially in the form of Exhibit K with such amendments or modifications as may be approved by Collateral Agent.

“Leasehold Property” means any leasehold interest of any Credit Party as lessee under any lease of real property, other than any such leasehold which is not required to be included in the Collateral.

“Lender” means each financial institution listed on the signature pages hereto as a Lender, and any other Person that becomes a party hereto pursuant to an Assignment Agreement or a Joinder Agreement.

“Lender Counterparty” means each Lender, each Agent and each of their respective Affiliates counterparty to a Hedge Agreement (including any Person who is an Agent or a

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Lender (and any Affiliate thereof) as of or at any time after the Closing Date but subsequently, whether before or after entering into a Hedge Agreement, ceases to be an Agent or a Lender, as the case may be).

“Letter of Credit” means a commercial or standby letter of credit issued or to be issued by Issuing Lender pursuant to this Agreement.

“Letter of Credit Application” means an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time generally used by the Issuing Lender.

“Letter of Credit Sublimit” means the lesser of (i) $20,000,000 (provided that not more than $10,000,000 of such amount may be used for commercial Letters of Credit) and (ii) the aggregate unused amount of the Revolving Commitments then in effect.

“Letter of Credit Usage” means, as at any date of determination, the sum of (i) the maximum aggregate amount which is, or at any time thereafter may become, available for drawing under all Letters of Credit then outstanding, and (ii) the aggregate amount of all drawings under Letters of Credit honored by Issuing Lender and not theretofore reimbursed by or on behalf of Borrower.

“Lien” means (i) any lien, mortgage, pledge, assignment, security interest, charge or encumbrance of any kind (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement, and any lease or license in the nature thereof) and any option, trust or other preferential arrangement having the practical effect of any of the foregoing and (ii) in the case of Securities, any purchase option, call or similar right of a third party with respect to such Securities.

“Loan” means a Tranche B Term Loan, a Revolving Loan, a Swing Line Loan and a New Term Loan.

“Management Agreement” means that certain Management Agreement, dated as of May 28, 2008, among Bright Horizons Solutions Corp., Holdings, the Borrower and Bain Capital Partners, LLC, as amended from time to time in accordance with Section 6.14.

“Management Fee Subordination Agreement” means that certain Management Fee Subordination Agreement, dated as of May 28, 2008, among Holdings, the Borrower, the Sponsor and the Administrative Agent.

“Management Fees” as defined in Section 6.4(d).

“Margin Stock” as defined in Regulation U of the Board of Governors as in effect from time to time.

“Material Adverse Effect” means a material adverse effect on (i) the business, operations, properties, assets, condition (financial or otherwise) of Holdings and its Subsidiaries taken as a whole; (ii) the ability of any Credit Party to fully and timely pay its Obligations; (iii) the legality, validity, binding effect or enforceability against a Credit Party of a Credit Document to which it is a party; or (iv) the rights, remedies and benefits available to, or conferred upon, any Agent and any Lender or any Secured Party under any Credit Document.

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“Material Contract” means any contract or other arrangement to which Holdings or any of its Subsidiaries is a party (other than the Credit Documents) for which breach, nonperformance, cancellation or failure to renew could reasonably be expected to have a Material Adverse Effect.

“Material Real Estate Asset” means (i) any fee-owned or ground leased Real Estate Asset having a fair market value in excess of $2,500,000 as of the date of the acquisition thereof or (ii) any other Real Estate Asset that the Collateral Agent reasonably determines is material to the business, operations, properties, assets, condition (financial or otherwise) of Holdings or any Subsidiary thereof, including Borrower, consistent with the criteria applied in identifying the Closing Date Mortgaged Properties.

“Merger Sub” as defined in the recitals hereto.

“Moody’s” means Moody’s Investor Services, Inc.

“Mortgage” means a Mortgage substantially in the form of Exhibit J, as it may be amended, restated, supplemented or otherwise modified from time to time.

“Multiemployer Plan” means any “multiemployer plan” as defined in Section 3(37) of ERISA in respect of which Holdings or any of its Subsidiaries has or could reasonably be expected to have liability, contingent or otherwise, under ERISA.

“NAIC” means The National Association of Insurance Commissioners, and any successor thereto.

“Narrative Report” means, with respect to the financial statements for which such narrative report is required, a narrative report describing the results of operations of the Borrower and its Subsidiaries for the applicable Fiscal Quarter or Fiscal Year and for the period from the beginning of the then current Fiscal Year to the end of such period to which such financial statements relate.

“Net Asset Sale Proceeds” means, with respect to any Asset Sale, an amount equal to: (i) Cash payments (including any Cash received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received) received by Holdings or any of its Subsidiaries from such Asset Sale, minus (ii) (a) any bona fide direct out-of-pocket costs (including attorney’s fees, investment banking fees, survey costs, title insurance premia and related search and recording charges, transfer taxes, deed or mortgage recording taxes, other customary expenses and brokerage, consultant or other customary fees) incurred in connection with such Asset Sale, (b) income, gains or sales taxes payable as a result of any gain recognized in connection with such Asset Sale, (c) payment of the outstanding principal amount of, premium or penalty, if any, and interest and other amounts on any Indebtedness (other than the Loans) that is secured by a Lien on the stock or assets in question and that is required to be repaid under the terms thereof as a result of such Asset Sale and (d) a reasonable reserve for adjustment in respect of (i) the sale price of such assets or assets established in accordance with

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GAAP and (ii) any liabilities associated with such asset or assets and retained by Holdings or its Subsidiaries after such sale or other disposition thereof, including pension and other post-employment liabilities and liabilities related to environmental matters or against indemnification obligations associated with such Asset Sale.

“Net Insurance/Condemnation Proceeds” means an amount equal to: (i) any Cash payments or proceeds received by Holdings or any of its Subsidiaries (a) under any casualty insurance policy in respect of a covered loss thereunder or (b) as a result of the taking of any assets of Holdings or any of its Subsidiaries by any Person pursuant to the power of eminent domain, condemnation or otherwise, or pursuant to a sale of any such assets to a purchaser with such power under threat of such a taking, minus (ii) (a) any actual and reasonable costs incurred by Holdings or any of its Subsidiaries in connection with the adjustment or settlement of any claims of Holdings or such Subsidiary in respect thereof, and (b) any bona fide direct out-of-pocket costs (including attorney’s fees, investment banking fees, survey costs, title insurance premia and related search and recording charges, transfer taxes, deed or mortgage recording taxes, other customary expenses and brokerage, consultant or other customary fees) incurred in connection with any sale of such assets as referred to in clause (i)(b) of this definition, including income taxes payable as a result of any gain recognized in connection therewith, (c) payment of the outstanding principal amount of, premium or penalty, if any, and interest and other amounts on any Indebtedness (other than the Loans) that is secured by a Lien which is prior to the Lien of the Collateral Agent on the assets in question and that is required to be repaid under the terms thereof as a result of such taking or loss and (d) a reasonable reserve for adjustment in respect of (i) the sale price of such assets or assets established in accordance with GAAP and (ii) any liabilities associated with such asset or assets and retained by Holdings or its Subsidiaries after such sale or other disposition thereof, including pension and other post-employment liabilities and liabilities related to environmental matters or against indemnification obligations associated with any sale of assets as referred to in clause (i)(b) of this definition.

“Net Mark-to-Market Exposure” of a Person means, as of any date of determination, the excess (if any) of all unrealized losses over all unrealized profits of such Person arising from Hedge Agreements or other Indebtedness of the type described in clause (xi) of the definition thereof As used in this definition, “unrealized losses” means the fair market value of the cost to such Person of replacing such Hedge Agreement or such other Indebtedness as of the date of determination (assuming the Hedge Agreement or such other Indebtedness were to be terminated as of that date), and “unrealized profits” means the fair market value of the gain to such Person of replacing such Hedge Agreement or such other Indebtedness as of the date of determination (assuming such Hedge Agreement or such other Indebtedness were to be terminated as of that date).

“New Revolving Commitments” as defined in Section 2.24.

“New Revolving Lender” as defined in Section 2.24.

“New Revolving Loan Exposure” means, with respect to any Lender, as of any date of determination, the outstanding principal amount of the New Revolving Loans of such Lender.

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“New Revolving Loan Maturity Date” means the date on which New Revolving Loans of a Series shall become due and payable in full hereunder, as specified in the applicable Joinder Agreement, including by acceleration or otherwise.

“New Revolving Loans” as defined in Section 2.24.

“New Term Loan Commitments” as defined in Section 2.24.

“New Term Loan Exposure” means, with respect to any Lender, as of any date of determination, the outstanding principal amount of the New Term Loans of such Lender.

“New Term Loan Lender” as defined in Section 2.24.

“New Term Loan Maturity Date” means the date on which New Term Loans of a Series shall become due and payable in full hereunder, as specified in the applicable Joinder Agreement, including by acceleration or otherwise.

“New Term Loans” as defined in Section 2.24.

“Non-Public Information” means information which has not been disseminated in a manner making it available to investors generally, within the meaning of Regulation FD.

“Non-US Lender” as defined in Section 2.20(c).

“Non-US Person” means any Person that is not a “United States person” under and as defined in section 7701(a)(30) of the Internal Revenue Code.

“Note” means a Tranche B Term Loan Note, a Revolving Loan Note or a Swing Line Note.

“Notice” means a Funding Notice, an Issuance Notice, or a Conversion/Continuation Notice.

“Notice of Intent to Cure” as defined in Section 5.1(d).

“Obligations” means all obligations of every nature of each Credit Party, including obligations from time to time owed to Agents (including former Agents), Lenders or any of them and Lender Counterparties, under any Credit Document or Hedge Agreement, whether for principal, interest (including interest which, but for the filing of a petition in bankruptcy with respect to such Credit Party, would have accrued on any Obligation, whether or not a claim is allowed against such Credit Party for such interest in the related bankruptcy proceeding), reimbursement of amounts drawn under Letters of Credit, payments for early termination of Hedge Agreements, fees, expenses, indemnification or otherwise.

“Obligee Guarantor” as defined in Section 7.7.

“Organizational Documents” means (i) with respect to any corporation, its certificate or articles of incorporation or organization, as amended, and its by-laws, as amended, (ii) with

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respect to any limited partnership, its certificate of limited partnership, as amended, and its partnership agreement, as amended, (iii) with respect to any general partnership, its partnership agreement, as amended, and (iv) with respect to any limited liability company, its certificate of articles of organization or formation, as amended, and its operating agreement, as amended. In the event any term or condition of this Agreement or any other Credit Document requires any Organizational Document to be certified by a secretary of state or similar governmental official, the reference to any such “Organizational Document” shall only be to a document of a type customarily certified by such governmental official.

“Parent” means Holdings and any other direct or indirect parent holding company of Borrower organized at the direction of the Sponsor (without giving effect to the inclusion of Affiliates in such definition of Sponsor) in each case so long as such Person is a direct or indirect parent of Holdings.

“Participating Member State” means any member state of the European Community that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Community relating to Economic and Monetary Union.

“PATRIOT Act” as defined in Section 3.1(m).

“PBGC” means the Pension Benefit Guaranty Corporation or any successor thereto.

“Pension Plan” means any “employee pension benefit plan” as defined in section 3(2) of ERISA, other than a Multiemployer Plan, which is subject to Section 412 or 430 of the Internal Revenue Code or Section 302 of ERISA, and in respect of which Holdings or any of its Subsidiaries has or could reasonably be expected to have liability, contingent or otherwise, under ERISA.

“Permitted Acquisition” means any acquisition by Borrower or any of its Wholly-Owned Subsidiaries, whether by purchase, merger or otherwise, of all or substantially all of the assets of, all of the Equity Interests of, or a business line or unit or a division of, any Person; provided,

(i) immediately prior to such proposed Permitted Acquisition and immediately after giving effect thereto, (x) no Default or Event of Default shall have occurred and be continuing or would result therefrom and (y) all representations and warranties contained in each of Section 4 hereof and in the other Credit Documents shall be true and correct in all material respects, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date;

(ii) all transactions in connection therewith shall be consummated, in all material respects, in accordance with all applicable laws and in conformity with all applicable Governmental Authorizations;

(iii) in the case of the acquisition of Equity Interests, all of the Equity Interests (except for any such Securities in the nature of directors’ qualifying shares and shares issued to foreign nationals to the extent required pursuant to applicable law)

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acquired or otherwise issued by such Person or any newly formed Subsidiary of Borrower in connection with such acquisition shall be owned 100% by Borrower or a Subsidiary thereof, and Borrower shall have taken, or caused to be taken, as of the date such Person becomes a Subsidiary of Borrower, each of the actions set forth in Sections 5.10, 5.11 and/or 5.14, as applicable and solely to the extent therein required;

(iv)(x) Holdings and its Subsidiaries shall be in compliance with the financial covenants set forth in Sections 6.7(a) and (b) on a pro forma basis after giving effect to such acquisition as of the last day of the Fiscal Quarter most recently ended, (as determined in accordance with Section 6.7(d)) and (y) the Total Leverage Ratio of Holdings and its Subsidiaries shall be at least 0.25:1.00 less than the maximum Total Leverage Ratio permitted pursuant to Section 6.7(a) on a pro forma basis immediately after giving effect to such acquisition with respect to the four Fiscal Quarter period ended immediately prior to the date of such acquisition;

(v) Borrower shall have delivered to Administrative Agent (other than with respect to any individual acquisition for which the Acquisition Consideration is less than $3,000,000 unless, when aggregated with all other acquisitions for which the items required by this clause (v) are not delivered in a period of 12 consecutive months, the aggregate Acquisition Consideration is $10,000,000 or more), (x) at least 10 Business Days prior to such proposed acquisition, (1) a Compliance Certificate evidencing compliance with clause (iv) above and (2) all other relevant financial information with respect to such acquired assets, including the aggregate consideration for such acquisition and any other information required to demonstrate compliance with Sections 6.7(a) and (b) and (y) promptly upon request by Administrative Agent, (1) a copy of the purchase agreement related to the proposed Permitted Acquisition (and any related documents reasonably requested by Administrative Agent) and (2) quarterly, if any, and annual financial statements of the Person whose Equity Interests or assets are being acquired for the most recent four-quarter period prior to such proposed Permitted Acquisition for which financial statements are available, including any audited financial statements that are available;

(vi) such proposed Permitted Acquisition, and any Person or assets or division as acquired in accordance herewith shall be in the same business or lines of business in which Borrower and/or its Subsidiaries are engaged as of the Closing Date or similar or related or complementary businesses;

(vii) the Unused Availability at such time (immediately after giving effect to the consummation of the respective Permitted Acquisition and any financing thereof) shall equal or exceed $20,000,000; and

(viii) the aggregate Acquisition Consideration paid by Holdings and its Subsidiaries pursuant to all Permitted Acquisitions shall not exceed $50,000,000 in any Fiscal Year; provided, that such Dollar limitation (a) shall be increased to $75,000,000 if the Senior Secured Leverage Ratio is less than 2.00:1.00 before and immediately after giving effect to such acquisition on a pro forma basis; and (b) shall not apply to the extent paid or financed directly with (x) Qualified Equity Interests of Holdings or any Parent or (y) Permitted Equity Proceeds which are not required to be applied as a mandatory prepayment of the Loans pursuant to Section 2.14(c).

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“Permitted Closing Date Indebtedness” means all indebtedness for borrowed money of the Borrower and its Subsidiaries in existence prior to the Closing Date but only to the extent constituting any of the following: (i) Indebtedness with respect to Capital Leases, (ii) Indebtedness in favor of IBM (or its agent Work/Family Directions, Inc.) to the extent secured by the Existing Mortgages and set forth on Schedule 6.1, (iii) Indebtedness disclosed on the disclosure schedules to the Acquisition Agreement (other than pursuant to the Existing Credit Facility) and set forth on Schedule 6.1 and (iv) certain other Indebtedness set forth on Schedule 6.1 in an aggregate amount not exceeding $10,000,000.

“Permitted Equity Issuances” means any sale or issuance of any Qualified Equity Interests of Holdings (including contributions to the capital of Holdings) to the extent permitted hereunder, other than any such issuance pursuant to the Cure Right.

“Permitted Equity Proceeds” means, at any time (the “Reference Date”), the sum of (without duplication):

(a) the amount of any capital contributions or proceeds from Permitted Equity Issuances received or made by the Borrower (or any Parent and contributed by such Parent to the Borrower) during the period from and including the Business Day immediately following the Closing Date through and including the Reference Date, and which have not previously been used for any purpose (other than as set forth in, and deducted pursuant to, clause (b) below) and to the extent not required to be applied as a mandatory prepayment of the Loans pursuant to Section 2.14(c); minus

(b) the aggregate amount of (i) any Investments made pursuant to Section 6.6(k) and (ii) any Restricted Junior Payment made pursuant to Section 6.4(i) during the period commencing on the first Business Day after the Closing Date and ending on the Reference Date.

“Permitted Holder” means any of (i) the Sponsor or (ii) any member of management of the Borrower or its Subsidiaries who is an investor in Holdings or any Parent; provided, that, for the purposes of calculating the amount of the outstanding common stock or other common Equity Interests of Holdings or any Parent having ordinary voting power held by the members of management of the Borrower or its Subsidiaries, the aggregate amount of common stock or other common Equity Interests of Holdings or any Parent having ordinary voting power held by members of management of the Borrower or its Subsidiaries shall not be included to the extent exceeding 10% of the total amount of all such common stock or other common Equity Interests of Holdings and any Parent having ordinary voting power, and such members of management of the Borrower or its Subsidiaries shall not be deemed to have voting power or other rights with respect to any common stock or other common Equity Interests in excess of such 10%.

“Permitted Liens” means each of the Liens permitted pursuant to Section 6.2.

“Permitted Refinancing” means, with respect to any Person, any modification, refinancing, refunding, renewal or extension of any Indebtedness of such Person; provided that (a) the principal amount (or accreted value, if applicable) thereof does not exceed the principal

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amount (or accreted value, if applicable) of the Indebtedness so modified, refinanced, refunded, renewed or extended except by an amount equal to unpaid accrued interest and premium thereon plus other reasonable amounts paid, and fees and expenses reasonably incurred, in connection with such modification, refinancing, refunding, renewal or extension and by an amount equal to any existing commitments unutilized thereunder; (b) other than with respect to a Permitted Refinancing in respect of Indebtedness permitted pursuant to Section 6.1(j), such modification, refinancing, refunding, renewal or extension has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being modified, refinanced, refunded, renewed or extended (except by virtue of amortization of or prepayment of Indebtedness prior to such date of determination); (c) other than with respect to a Permitted Refinancing in respect of Indebtedness permitted pursuant to Section 6.1(j), at the time thereof, no Default or Event of Default shall have occurred and be continuing; and (d) if such Indebtedness being modified, refinanced, refunded, renewed or extended is Indebtedness permitted pursuant to Section 6.1(c), (i) to the extent such Indebtedness being modified, refinanced, refunded, renewed or extended is subordinated in right of payment to the Obligations, such modification, refinancing, refunding, renewal or extension is subordinated in right of payment to the Obligations on terms at least as favorable to the Lenders as those contained in the documentation governing the Indebtedness being modified, refinanced, refunded, renewed or extended, (ii) Indebtedness of a Subsidiary that is not a Guarantor shall not refinance Indebtedness of the Borrower or a Guarantor, (iii) Indebtedness of the Borrower or a Guarantor Subsidiary shall not refinance Indebtedness of a Subsidiary that is not a Guarantor and (iv) the terms and conditions (including, if applicable, as to collateral but excluding as to subordination, interest rate and redemption premium) of any such modified, refinanced, refunded, renewed or extended Indebtedness, taken as a whole, are not materially less favorable to the Lenders than the terms and conditions of the Indebtedness being modified, refinanced, refunded, renewed or extended; provided that an Authorized Officer shall deliver a certificate to the Administrative Agent at least five Business Days prior to the incurrence of such Indebtedness, together with a reasonably detailed description of the material terms and conditions of such Indebtedness or drafts of the documentation relating thereto, stating that the Borrower has determined in good faith that such terms and conditions satisfy the foregoing requirement.

“Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, limited liability partnerships, joint stock companies, Joint Ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and Governmental Authorities.

“Platform” as defined in Section 5.1(o).

“Pledge and Security Agreement” means the Pledge and Security Agreement to be executed by Borrower and each Guarantor substantially in the form of Exhibit I, as it may be amended, restated, supplemented or otherwise modified from time to time.

“Prime Rate” means the rate of interest quoted in The Wall Street Journal, Money Rates Section as the Prime Rate (currently defined as the base rate on corporate loans posted by at least 75% of the nation’s thirty (30) largest banks), as in effect from time to time. The Prime Rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer. Administrative Agent or any other Lender may make commercial loans or other loans at rates of interest at, above or below the Prime Rate.

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“Principal Office” means, for each of Administrative Agent, Swing Line Lender and Issuing Lender, such Person’s “Principal Office” as set forth on Appendix B, or such other office or office of a third party or sub-agent, as appropriate, as such Person may from time to time designate in writing to Borrower, Administrative Agent and each Lender.

“Pro Rata Share” means (i) with respect to all payments, computations and other matters relating to the Tranche B Term Loan of any Lender, the percentage obtained by dividing (a) the Tranche B Term Loan Exposure of that Lender by (b) the aggregate Tranche B Term Loan Exposure of all Lenders; (ii) with respect to all payments, computations and other matters relating to the Revolving Commitment or Revolving Loans of any Lender or any Letters of Credit issued or participations purchased therein by any Lender or any participations in any Swing Line Loans purchased by any Lender, the percentage obtained by dividing (a) the Revolving Exposure of that Lender by (b) the aggregate Revolving Exposure of all Lenders; and (iii) with respect to all payments, computations, and other matters relating to New Term Loan Commitments or New Term Loans of a particular Series, the percentage obtained by dividing (a) the New Term Loan Exposure of that Lender with respect to that Series by (b) the aggregate New Term Loan Exposure of all Lenders with respect to that Series. For all other purposes with respect to each Lender, “Pro Rata Share” means the percentage obtained by dividing (A) an amount equal to the sum of the Tranche B Term Loan Exposure, the Revolving Exposure and the New Term Loan Exposure of that Lender, by (B) an amount equal to the sum of the aggregate Tranche B Term Loan Exposure, the aggregate Revolving Exposure and the aggregate New Term Loan Exposure of all Lenders.

“Projections” as defined in Section 4.8.

“Public Offering” means, with respect to any Person, an offering of such Person’s Equity Interests pursuant to (a) a registration statement on Form 5-1 or a successor form or (b) a private placement to qualified institutional buyers through GS TrUE, The PORTAL Alliance, OPUS-5 or any substantially similar platform.

“Puerto Rico Sub” means Bright Horizons Corp., a Puerto Rico corporation and a direct Wholly-Owned Subsidiary of the Borrower.

“Qualified Equity Interests” means any Equity Interests that are not Disqualified Equity Interests.

“Qualifying IPO” means the issuance by Holdings or any Parent of common shares in its capital or the issuance by Holdings or any Parent of limited partnership interests therein or limited partnership units thereof or the issuance by Holdings or a Parent of trust units pursuant to an underwritten public offering in the United States (other than a public offering pursuant to a registration statement on Form 5¬8) pursuant to an effective registration statement filed with the SEC in accordance with the Securities Act of 1933.

“Real Estate Asset” means, at any time of determination, any interest (fee, leasehold or otherwise) then owned by any Credit Party in any real property.

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“Record Document” means, with respect to any Leasehold Property, (i) the lease evidencing such Leasehold Property or a memorandum or notice thereof, executed and acknowledged by the owner of the affected real property, as lessor, or (ii) if such Leasehold Property was acquired or subleased from the holder of a Recorded Leasehold Interest, the applicable assignment or sublease document or memorandum or notice thereof, executed and acknowledged by such holder, in each case in form sufficient to give such constructive notice upon recordation and otherwise in form reasonably satisfactory to Collateral Agent.

“Recorded Leasehold Interest” means a Leasehold Property with respect to which a Record Document has been recorded in all places necessary or desirable, in Collateral Agent’s reasonable judgment, to give constructive notice of such Leasehold Property to third-party purchasers and encumbrancers of the affected real property.

“Refinanced Term Loans” as defined in Section 10.5(d).

“Refinancing” as defined in the recitals hereto.

“Refunded Swing Line Loans” as defined in Section 2.3(b)(iv).

“Register” as defined in Section 2.7(b).

“Regulated Lender” as defined in Section 2.22.

“Regulation D” means Regulation D of the Board of Governors, as in effect from time to time.

“Regulation FD” means Regulation FD as promulgated by the U.S. Securities and Exchange Commission under the Securities Act and Exchange Act as in effect from time to time.

“Reimbursement Date” as defined in Section 2.4(d).

“Related Agreements” means, collectively, the Acquisition Agreement, the Holdings Notes Indenture, the Subordinated Notes Indenture and the Management Agreement.

“Related Fund” means, with respect to any Lender that is an investment fund, any other investment fund that invests in commercial loans and that is managed or advised by the same investment advisor as such Lender or by an Affiliate of such investment advisor.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Material into the indoor or outdoor environment (including the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Material), including the movement of any Hazardous Material through the air, soil, surface water or groundwater.

“Reorganization”: as defined in the recitals hereto.

“Replacement Lender” as defined in Section 2.23.

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“Replacement Term Loans” as defined in Section 10.5(d).

“Repricing Event” means (i) any refinancing of all or any portion of the Tranche B Term Loans or (ii) any amendment to the Credit Documents, in either case having the effect of reducing the effective interest rate applicable to all or any portion of the Tranche B Term Loans (including pursuant to Section 10.5(d)).

“Requisite Lenders” means one or more Lenders having or holding Tranche B Term Loan Exposure, New Term Loan Exposure and/or Revolving Exposure and representing more than 50% of the sum of (i) the aggregate Tranche B Term Loan Exposure of all Lenders, (ii) the aggregate Revolving Exposure of all Lenders, and (iii) the aggregate New Term Loan Exposure of all Lenders.

“Restricted Junior Payment” means (i) any dividend or other distribution on account of any shares of any class of stock of Holdings or Borrower now or hereafter outstanding, except a dividend payable solely in shares of that class of stock to the holders of that class; (ii) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value of any shares of any class of stock of Holdings, Borrower or any Parent now or hereafter outstanding; (iii) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of stock of Holdings, Borrower or any Parent now or hereafter outstanding; (iv) management or similar fees payable to Sponsor or any of its Affiliates and (v) any payment or prepayment of principal of, premium, if any, or interest (other than the capitalization of interest which is not paid in cash to the extent permitted by Section 6.1(c)) on, or redemption, purchase, retirement, defeasance (including in-substance or legal defeasance), sinking fund or similar payment with respect to (A) the Holdings Notes or the Subordinated Notes (or, in either case, any Indebtedness incurred pursuant to any Permitted Refinancing with respect thereto) or (B) any Earn Out Indebtedness.

“Revolving Commitment” means the commitment of a Lender to make or otherwise fund any Revolving Loan and to acquire participations in Letters of Credit and Swing Line Loans hereunder and “Revolving Commitments” means such commitments of all Lenders in the aggregate. The amount of each Lender’s Revolving Commitment, if any, is set forth on Appendix A-2 or in the applicable Assignment Agreement or Joinder Agreement, as applicable, subject to any adjustment or reduction pursuant to the terms and conditions hereof. The aggregate amount of the Revolving Commitments as of the Closing Date is $75,000,000.

“Revolving Commitment Period” means the period from the Closing Date to but excluding the Revolving Commitment Termination Date.

“Revolving Commitment Termination Date” means the earliest to occur of (i) June 30, 2008, if the Term Loans are not made on or before that date; (ii) the sixth anniversary of the Closing Date, (iii) the date the Revolving Commitments are permanently reduced to zero pursuant to Section 2.13(b), and (iv) the date of the termination of the Revolving Commitments pursuant to Section 8.1.

“Revolving Exposure” means, with respect to any Lender as of any date of determination, (i) prior to the termination of the Revolving Commitments, that Lender’s

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Revolving Commitment; and (ii) after the termination of the Revolving Commitments, the sum of (a) the aggregate outstanding principal amount of the Revolving Loans of that Lender, (b) in the case of Issuing Lender, the aggregate Letter of Credit Usage in respect of all Letters of Credit issued by that Lender (net of any participations by Lenders in such Letters of Credit), (c) the aggregate amount of all participations by that Lender in any outstanding Letters of Credit or any unreimbursed drawing under any Letter of Credit, (d) in the case of Swing Line Lender, the aggregate outstanding principal amount of all Swing Line Loans (net of any participations therein by other Lenders), and (e) the aggregate amount of all participations therein by that Lender in any outstanding Swing Line Loans.

“Revolving Loan” means a Loan made by a Lender to Borrower pursuant to Section 2.2(a) and/or Section 2.24.

“Revolving Loan Note” means a promissory note in the form of Exhibit B-2, as it may be amended, restated, supplemented or otherwise modified from time to time.

“S&P” means Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc.

“SEC” means the United States Securities and Exchange Commission and any successor Governmental Authority performing a similar function.

“Secured Parties” has the meaning assigned to that term in the Pledge and Security Agreement.

“Securities” means any stock, shares, partnership interests, voting trust certificates, certificates of interest or participation in any profit-sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing.

“Securities Account” has the meaning specified in the UCC.

“Securities Account Control Agreement” has the meaning specified in the Pledge and Security Agreement.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and any successor statute.

“Senior AHYDO Amount” as defined in Section 2.14(f).

“Senior Secured Leverage Ratio” means, on any date, the ratio of (a) the aggregate principal amount of the Loans outstanding under this Agreement as of such date to (b) Consolidated Adjusted EBITDA for the four-Fiscal Quarter period most recently ended on or prior to such date.

“Series” as defined in Section 2.24.

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“Solvency Certificate” means a Solvency Certificate of the chief financial officer of Holdings substantially in the form of Exhibit G-2.

“Solvent” means, with respect to any Credit Party, that as of the date of determination, both (i) (a) the sum of such Credit Party’s debt (including contingent liabilities) does not exceed the present fair saleable value of such Credit Party’s present assets; (b) such Credit Party’s capital is not unreasonably small in relation to its business as contemplated on the Closing Date and reflected in the Projections or with respect to any transaction contemplated to be undertaken after the Closing Date; and (c) such Person has not incurred and does not intend to incur, or believe (nor should it reasonably believe) that it will incur, debts beyond its ability to pay such debts as they become due (whether at maturity or otherwise); and (ii) such Person is “solvent” within the meaning given that term and similar terms under the Bankruptcy Code and applicable laws relating to fraudulent transfers and conveyances. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

“Specified Representations” means the representations and warranties of the Credit Parties set forth in Sections 4.1(a) and (b), 4.3, 4.4(a)(i) and (ii), 4.4(b), 4.6, 4.16, 4.17, 4.20 and 4.23 of this Agreement.

“Specified Subsidiary” means, at any date of determination, (a) each Subsidiary of the Borrower (i) whose total assets at the last day of the most recent four-Fiscal Quarter period were equal to or greater than $5,000,000 or (ii) whose gross revenues for such four-Fiscal Quarter period were equal to or greater than $5,000,000, in each case determined in accordance with GAAP and (b) each other Subsidiary that is the subject of an Event of Default under Section 8.01(f) or Section 8.01(g) and that, when such Subsidiary’s total assets or gross revenues are aggregated with the total assets or gross revenues, as applicable, of each other Subsidiary that is the subject of an Event of Default under Section 8.01(f) or Section 8.01(g) would constitute a Specified Subsidiary under clause (a) above.

“Sponsor” means any of Bain Capital, LLC and its Affiliates and any investment funds advised or managed by any of the foregoing, but not including, however, any portfolio company of any of the foregoing.

“Subject Transaction” as defined in Section 6.7(d)

“Subordinated Notes” means the senior subordinated notes of the Borrower due 2018 issued from time to time pursuant to the Subordinated Notes Indenture, as the same may be amended, restated, supplemented, replaced or otherwise modified from time to time in accordance with Section 6.15.

“Subordinated Notes Indenture” means that certain Indenture, dated as of May 28, 2008 among the Borrower, the guarantors named therein and Wilmington Trust Company, a Delaware banking corporation, as Trustee, and such term shall include, as applicable, any indenture or agreement with respect to a Permitted Refinancing thereof.

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“Subordination Provisions” as defined in Section 8.1(m).

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, joint venture or other business entity of which more than 50% of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; provided, in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interest in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding.

“Swing Line Lender” means GECC, in its capacity as Swing Line Lender hereunder, together with its permitted successors and assigns in such capacity.

“Swing Line Loan” means a Loan made by Swing Line Lender to Borrower pursuant to Section

“Swing Line Note” means a promissory note in the form of Exhibit B-3, as it may be amended, restated, supplemented or otherwise modified from time to time.

“Swing Line Sublimit” means the lesser of (i) $15,000,000, and (ii) the aggregate unused amount of Revolving Commitments then in effect.

“Syndication Agent” as defined in the preamble hereto.

“Tax” or “Taxes” means any present or future tax, levy, impost, duty, assessment, deduction or withholding of any nature and whatever called, by whomsoever, on whomsoever and wherever imposed, levied, collected, withheld or assessed; provided, “Tax on the overall net income” of a Person shall be construed as a reference to a tax imposed by the jurisdiction in which that Person is organized or in which that Person’s applicable principal office (and/or, in the case of a Lender, its lending office) is located or in which that Person (and/or, in the case of a Lender, its lending office) is deemed to be doing business on all or part of the net income, profits or gains (whether worldwide, or only insofar as such income, profits or gains are considered to arise in or to relate to a particular jurisdiction, or otherwise) of that Person (and/or, in the case of a Lender, its applicable lending office).

“Term Loan” means a Tranche B Term Loan and/or a New Term Loan, as applicable.

“Term Loan Commitment” means the Tranche B Term Loan Commitment or the New Term Loan Commitment of a Lender, and “Term Loan Commitments” means such commitments of all Lenders.

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“Term Loan Maturity Date” means the Tranche B Term Loan Maturity Date and/or the New Term Loan Maturity Date of any Series of New Term Loans, as applicable.

“Terminated Lender” as defined in Section 2.23.

“Title Policy” as defined in Section 3.1(d).

“Total Leverage Ratio” means the ratio as of the last day of any Fiscal Quarter of (i) Consolidated Total Debt as of such day to (ii) Consolidated Adjusted EBITDA for the four-Fiscal Quarter period ending on such date.

“Total Utilization of Revolving Commitments” means, as at any date of determination, the sum of (i) the aggregate principal amount of all outstanding Revolving Loans (other than Revolving Loans made for the purpose of repaying any Refunded Swing Line Loans or reimbursing Issuing Lender for any amount drawn under any Letter of Credit, but not yet so applied), (ii) the aggregate principal amount of all outstanding Swing Line Loans, and (iii) the Letter of Credit Usage.

“Tranche B Term Loan” means a Tranche B Term Loan made by a Lender to Borrower pursuant to Section 2.1(a).

“Tranche B Term Loan Commitment” means the commitment of a Lender to make or otherwise fund a Tranche B Term Loan and “Tranche B Term Loan Commitments” means such commitments of all Lenders in the aggregate. The amount of each Lender’s Tranche B Term Loan Commitment, if any, is set forth on Appendix A-1 or in the applicable Assignment Agreement, subject to any adjustment or reduction pursuant to the terms and conditions hereof The aggregate amount of the Tranche B Term Loan Commitments as of the Closing Date is $365,000,000.

“Tranche B Term Loan Exposure” means, with respect to any Lender, as of any date of determination, the outstanding principal amount of the Tranche B Term Loans of such Lender; provided, at any time prior to the making of the Tranche B Term Loans, the Tranche B Term Loan Exposure of any Lender shall be equal to such Lender’s Tranche B Term Loan Commitment.

“Tranche B Term Loan Maturity Date” means the earlier of (i) the seventh anniversary of the Closing Date, and (ii) the date on which all Tranche B Term Loans shall become due and payable in full hereunder, whether by acceleration or otherwise.

“Tranche B Term Loan Note” means a promissory note in the form of Exhibit B-1, as it may be amended, restated, supplemented or otherwise modified from time to time.

“Transaction Costs” means the fees, costs and expenses payable by Holdings, Borrower or any of Borrower’s Subsidiaries in connection with the transactions contemplated by the Credit Documents and the Related Agreements, including without limitation, legal, accounting, auditing and financial consulting expenses, costs related to insurance premiums paid to cover costs relating to events occurring prior to the Closing Date, and any costs or expenses incurred by the Borrower or any of its Subsidiary pursuant to or with respect to any management equity plan or

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stock option plan or any other management or employee benefit plan or any stock subscription or shareholder agreement, including any charges associated with the rollover, acceleration or payment of Equity Interests of management of the Borrower or any direct or indirect Parents in connection with the Transactions.

“Transactions” as defined in the recitals hereto.

“Transferee” as defined in Section 2.20(a).

“Transformative Event” means, with respect to any Person, any event, occurrence or transaction (including, without limitation, any acquisition, disposition or similar transaction) having a continuing impact of at least 20% on such Person’s cash flow and/or assets, determined on a basis consistent with Article 11 of Regulation S-X promulgated under the Securities Act and as interpreted by the staff of the Securities and Exchange Commission.

“Type of Loan” means (i) with respect to either Term Loans or Revolving Loans, a Base Rate Loan or a Eurodollar Rate Loan, and (ii) with respect to Swing Line Loans, a Base Rate Loan.

“UCC” means the Uniform Commercial Code (or any similar or equivalent legislation) as in effect in any applicable jurisdiction.

“Unadjusted Eurodollar Rate Component” means that component of the interest costs to Borrower in respect of a Eurodollar Rate Loan that is based upon the rate obtained pursuant to clause (i) of the definition of Adjusted Eurodollar Rate.

“Unused Availability” means, at any time, the amount by which the Revolving Commitments then in effect exceeds the Total Utilization of Revolving Commitments at such time.

“U.S. Lender” as defined in Section 2.20(c).

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing: (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by (ii) the then outstanding principal amount of such Indebtedness.

“Wholly-Owned” means, with respect to a Subsidiary of a Person, a Subsidiary of such Person all of the outstanding Equity Interests of which (other than (x) director’s qualifying shares and (y) shares issued to foreign nationals to the extent required by applicable Law) are owned by such Person and/or by one or more wholly owned Subsidiaries of such Person.

1.2. Accounting Terms. Except as otherwise expressly provided herein, all accounting terms not otherwise defined herein shall have the meanings assigned to them in

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conformity with GAAP. Financial statements and other information required to be delivered by Holdings to Lenders pursuant to Section 5.1(a), 5.1(b) and 5.1(c) shall be prepared in accordance with GAAP as in effect at the time of such preparation (and delivered together with the reconciliation statements provided for in Section 5.1(e), if applicable). Subject to the foregoing (and to the proviso to the definition of “GAAP” in Section 1.1), calculations in connection with the definitions, covenants and other provisions hereof shall utilize accounting principles and policies in conformity with those used to prepare the Historical Financial Statements.

1.3. Interpretation, Etc. Any of the terms defined herein may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference. References herein to any Section, Appendix, Schedule or Exhibit shall be to a Section, an Appendix, a Schedule or an Exhibit, as the case may be, hereof unless otherwise specifically provided. The use herein of the word “include” or “including”, when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter. The terms lease and license shall include sub-lease and sub-license, as applicable.

1.4. Rounding. Any financial ratios required to be maintained by the Borrower pursuant to this Agreement (or required to be satisfied in order for a specific action to be permitted under this Agreement) shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.5. Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

1.6. Currency Equivalents.

(a) For purposes of determining compliance with the Senior Secured Leverage Ratio, the Total Leverage Ratio, the Interest Coverage Ratio and the Fixed Charge Coverage Ratio, the equivalent in Dollars of any amount denominated in a currency other than Dollars will be converted to Dollars (i) with respect to income statement items, in a manner substantially consistent with that used in calculating Consolidated Net Income in the Borrower’s latest financial statements delivered pursuant to Section 5.1(b) or (c) and (ii) with respect to balance sheet items, in a manner substantially consistent with that used in calculating balance sheet items in the Borrower’s latest financial statements delivered pursuant to Section 5.1(b) or (c) and will, in the case of Indebtedness, be converted as of the date incurred and reflect the currency translation effects, determined in accordance with GAAP, of Hedge Agreements for currency exchange risks with respect to the applicable currency in effect on the date of determination of the Dollar equivalent of such Indebtedness.

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(b) For purposes of determining compliance with Section 6.1 with respect to any amount of Indebtedness in a currency other than Dollars, no Default or Event of Default shall be deemed to have occurred solely as a result of changes in rates of exchange occurring after the time such Indebtedness is incurred, solely to the extent that such Indebtedness is (i) only Indebtedness of a Foreign Subsidiary and (ii) not guaranteed by any Credit Party or by any Domestic Subsidiary of any Credit Party.

SECTION 2. LOANS AND LETTERS OF CREDIT

2.1. Term Loans.

(a) Loan Commitments. Subject to the terms and conditions hereof, each Lender severally agrees to make, on the Closing Date, a Tranche B Term Loan to Borrower in an amount equal to such Lender’s Tranche B Term Loan Commitment.

Borrower may make only one borrowing under the Tranche B Term Loan Commitments which shall be on the Closing Date. Any amount borrowed under this Section 2.1(a) and subsequently repaid or prepaid may not be reborrowed. Subject to Sections 2.13(a) and 2.14, all amounts owed hereunder with respect to the Tranche B Term Loans shall be paid in full no later than the Tranche B Term Loan Maturity Date. Each Lender’s Tranche B Term Loan Commitment shall terminate immediately and without further action on the Closing Date after giving effect to the funding of such Lender’s Tranche B Term Loan Commitment on such date.

(b) Borrowing Mechanics for Term Loans.

(i) Borrower shall deliver to Administrative Agent a fully executed Funding Notice no later than one Business Day prior to the Closing Date. Promptly upon receipt by Administrative Agent of such Funding Notice, Administrative Agent shall notify each Lender of the proposed borrowing.

(ii) Each Lender shall make its Tranche B Term Loan available to Administrative Agent not later than 12:00 p.m. (New York City time) on the Closing Date, by wire transfer of same day funds in Dollars, at the Principal Office designated by Administrative Agent. Upon satisfaction or waiver of the conditions precedent specified herein, Administrative Agent shall make the proceeds of the Term Loans available to Borrower on the Closing Date by causing an amount of same day funds in Dollars equal to the proceeds of all such Loans received by Administrative Agent from Lenders to be credited to the account of Borrower at the Principal Office designated by Administrative Agent or to such other account as may be designated in writing to Administrative Agent by Borrower.

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2.2. Revolving Loans.

(a) Revolving Commitments. During the Revolving Commitment Period, subject to the terms and conditions hereof, each Lender severally agrees to make Revolving Loans to Borrower in an aggregate amount up to but not exceeding such Lender’s Revolving Commitment; provided, that after giving effect to the making of any Revolving Loans in no event shall the Total Utilization of Revolving Commitments exceed the Revolving Commitments then in effect. Amounts borrowed pursuant to this Section 2.2(a) may be repaid and reborrowed during the Revolving Commitment Period. Each Lender’s Revolving Commitment shall expire on the Revolving Commitment Termination Date and all Revolving Loans and all other amounts owed hereunder with respect to the Revolving Loans and the Revolving Commitments shall be paid in full no later than such date.

(b) Borrowing Mechanics for Revolving Loans.

(i) Except pursuant to 2.4(d), Revolving Loans that are Base Rate Loans shall be made in an aggregate minimum amount of $1,000,000 and integral multiples of $100,000 in excess of that amount, and Revolving Loans that are Eurodollar Rate Loans shall be in an aggregate minimum amount of $1,000,000 and integral multiples of $100,000 in excess of that amount.

(ii) Whenever Borrower desires that Lenders make Revolving Loans, Borrower shall deliver to Administrative Agent a Funding Notice no later than 12:30 p.m. (New York City time), which may be given by telephone, at least two Business Days in advance of the proposed Credit Date in the case of a Eurodollar Rate Loan, and no later than 10:00 a.m. (New York City time) on the proposed Credit Date in the case of a Revolving Loan that is a Base Rate Loan. Each telephonic notice by the Borrower pursuant to this Section 2.2(b) must be confirmed promptly by delivery to the Administrative Agent of a fully executed Funding Notice. Except as otherwise provided herein, a Funding Notice for a Revolving Loan that is a Eurodollar Rate Loan shall be irrevocable on and after the related Interest Rate Determination Date, and Borrower shall be bound to make a borrowing in accordance therewith.

(iii) Notice of receipt of each Funding Notice in respect of Revolving Loans, together with the amount of each Lender’s Pro Rata Share thereof, if any, together with the applicable interest rate, shall be provided by Administrative Agent to each applicable Lender by telefacsimile with reasonable promptness, but (provided Administrative Agent shall have received such notice by 10:00 a.m. (New York City time)) not later than 2:00 p.m. (New York City time) on the same day as Administrative Agent’s receipt of such Notice from Borrower.

(iv) Each Lender shall make the amount of its Revolving Loan available to Administrative Agent not later than 12:00 p.m. (New York City time) on the applicable Credit Date by wire transfer of same day funds in Dollars, at the Principal Office designated by Administrative Agent. Except as provided herein, upon satisfaction or waiver of the conditions precedent specified herein, Administrative Agent shall make the proceeds of such Revolving Loans available to Borrower on the applicable Credit Date by causing an amount of same day funds in Dollars equal to the proceeds of all such Revolving Loans received by Administrative Agent from Lenders to be credited to the account of Borrower at the Principal Office designated by Administrative Agent or such other account as may be designated in writing to Administrative Agent by Borrower.

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2.3. Swing Line Loans.

(a) Swing Line Loans Commitments. During the Revolving Commitment Period, subject to the terms and conditions hereof, Swing Line Lender hereby agrees to make Swing Line Loans to Borrower in the aggregate amount up to but not exceeding the Swing Line Sublimit; provided, that after giving effect to the making of any Swing Line Loan, in no event shall the Total Utilization of Revolving Commitments exceed the Revolving Commitments then in effect. Amounts borrowed pursuant to this Section 2.3 may be repaid and reborrowed during the Revolving Commitment Period. Swing Line Lender’s Revolving Commitment shall expire on the Revolving Commitment Termination Date and all Swing Line Loans and all other amounts owed hereunder with respect to the Swing Line Loans and the Revolving Commitments shall be paid in full no later than such date.

(b) Borrowing Mechanics for Swing Line Loans.

(i) Swing Line Loans shall be made in an aggregate minimum amount of $100,000 and integral multiples of $100,000 in excess of that amount. Each such telephonic notice by the Borrower pursuant to this Section 2.3(b)(i) must be confirmed promptly by delivery to the Swing Line Lender of a fully executed Funding Notice.

(ii) Whenever Borrower desires that Swing Line Lender make a Swing Line Loan, Borrower shall deliver to Administrative Agent a Funding Notice, which may be given by telephone, no later than 12:00 p.m. (New York City time) on the proposed Credit Date.

(iii) Swing Line Lender shall make the amount of its Swing Line Loan available to Administrative Agent not later than 2:00 p.m. (New York City time) on the applicable Credit Date by wire transfer of same day funds in Dollars, at Administrative Agent’s Principal Office. Except as provided herein, upon satisfaction or waiver of the conditions precedent specified herein, Administrative Agent shall make the proceeds of such Swing Line Loans available to Borrower on the applicable Credit Date by causing an amount of same day funds in Dollars equal to the proceeds of all such Swing Line Loans received by Administrative Agent from Swing Line Lender to be credited to the account of Borrower at Administrative Agent’s Principal Office, or to such other account as may be designated in writing to Administrative Agent by Borrower.

(iv) With respect to any Swing Line Loans which have not been voluntarily prepaid by Borrower pursuant to Section 2.13, Swing Line Lender may at any time in its sole and absolute discretion, deliver to Administrative Agent (with a copy to Borrower), no later than 11:00 a.m. (New York City time) at least one Business Day in advance of the proposed Credit Date, a notice (which shall be deemed to be a Funding Notice given by Borrower) requesting that each Lender holding a Revolving Commitment make Revolving Loans that are Base Rate Loans to Borrower on such

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Credit Date in an amount equal to the amount of such Swing Line Loans (the “Refunded Swing Line Loans”) outstanding on the date such notice is given which Swing Line Lender requests Lenders to prepay Anything contained in this Agreement to the contrary notwithstanding, (1) the proceeds of such Revolving Loans made by the Lenders other than Swing Line Lender shall be immediately delivered by Administrative Agent to Swing Line Lender (and not to Borrower) and applied to repay a corresponding portion of the Refunded Swing Line Loans and (2) on the day such Revolving Loans are made, Swing Line Lender’s Pro Rata Share of the Refunded Swing Line Loans shall be deemed to be paid with the proceeds of a Revolving Loan made by Swing Line Lender to Borrower, and such portion of the Swing Line Loans deemed to be so paid shall no longer be outstanding as Swing Line Loans and shall no longer be due under the Swing Line Note of Swing Line Lender but shall instead constitute part of Swing Line Lender’s outstanding Revolving Loans to Borrower and shall be due under the Revolving Loan Note issued by Borrower to Swing Line Lender. Borrower hereby authorizes Administrative Agent and Swing Line Lender to charge Borrower’s accounts with Administrative Agent and Swing Line Lender (up to the amount available in each such account) in order to immediately pay Swing Line Lender the amount of the Refunded Swing Line Loans to the extent the proceeds of such Revolving Loans made by Lenders, including the Revolving Loans deemed to be made by Swing Line Lender, are not sufficient to repay in full the Refunded Swing Line Loans. If any portion of any such amount paid (or deemed to be paid) to Swing Line Lender should be recovered by or on behalf of Borrower from Swing Line Lender in bankruptcy, by assignment for the benefit of creditors or otherwise, the loss of the amount so recovered shall be ratably shared among all Lenders in the manner contemplated by Section 2.17.

(v) If for any reason Revolving Loans are not made pursuant to Section 2.3(b)(iv) in an amount sufficient to repay any amounts owed to Swing Line Lender in respect of any outstanding Swing Line Loans on or before the third Business Day after demand for payment thereof by Swing Line Lender, each Lender holding a Revolving Commitment shall be deemed to, and hereby agrees to, have purchased a participation in such outstanding Swing Line Loans, and in an amount equal to its Pro Rata Share of the applicable unpaid amount together with accrued interest thereon. Upon one Business Day’s notice from Swing Line Lender, each Lender holding a Revolving Commitment shall deliver to Swing Line Lender an amount equal to its respective participation in the applicable unpaid amount in same day funds at the Principal Office of Swing Line Lender. In order to evidence such participation each Lender holding a Revolving Commitment agrees to enter into a participation agreement at the request of Swing Line Lender in form and substance reasonably satisfactory to Swing Line Lender. In the event any Lender holding a Revolving Commitment fails to make available to Swing Line Lender the amount of such Lender’s participation as provided in this paragraph, Swing Line Lender shall be entitled to recover such amount on demand from such Lender together with interest thereon for three Business Days at the rate customarily used by Swing Line Lender for the correction of errors among banks and thereafter at the Base Rate, as applicable.

(vi) Notwithstanding anything contained herein to the contrary, (1) each Lender’s obligation to make Revolving Loans for the purpose of repaying any

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Refunded Swing Line Loans pursuant to the second preceding paragraph and each Lender’s obligation to purchase a participation in any unpaid Swing Line Loans pursuant to the immediately preceding paragraph shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any set-off, counterclaim, recoupment, defense or other right which such Lender may have against Swing Line Lender, any Credit Party or any other Person for any reason whatsoever; (B) the occurrence or continuation of a Default or Event of Default; (C) any adverse change in the business, operations, properties, assets, condition (financial or otherwise) or prospects of any Credit Party; (D) any breach of this Agreement or any other Credit Document by any party thereto; or (E) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing; provided that such obligations of each Lender are subject to the condition that Swing Line Lender had not received prior notice from the Borrower or the Requisite Lenders that any of the conditions under Section 3.2 to the making of the applicable Refunded Swing Line Loans or other unpaid Swing Line Loans, were not satisfied at the time such Refunded Swing Line Loans or unpaid Swing Line Loans were made; and (2) Swing Line Lender shall not be obligated to make any Swing Line Loans (A) if it has elected not to do so after the occurrence and during the continuation of a Default or Event of Default, (B) if all conditions under Section 3.2 to the making of such Swing Line Loan have not been satisfied or waived by the Requisite Lenders or (C) at a time when a Funding Default exists unless Swing Line Lender has entered into arrangements reasonably satisfactory to it and Borrower to eliminate Swing Line Lender’s risk with respect to the Defaulting Lender’s participation in such Swing Ling Loan, including by cash collateralizing such Defaulting Lender’s Pro Rata Share of the outstanding Swing Line Loans.

2.4. Issuance of Letters of Credit and Purchase of Participations Therein.

(a) Letters of Credit. During the Revolving Commitment Period, subject to the terms and conditions hereof and of the applicable Letter of Credit Application (provided that to the extent that there is a conflict between the terms of this Agreement and the terms of any Letter of Credit Application, the terms of this Agreement shall control), Issuing Lender agrees to issue Letters of Credit for the account of Borrower (provided that any Letter of Credit may be for the benefit of any Subsidiary of the Borrower so long as the Borrower is a joint and several co-applicant, and references to “the Borrower” in this Section 2.4 shall be deemed to include reference to such Subsidiary) in the aggregate amount up to but not exceeding the Letter of Credit Sublimit; provided, (i) each Letter of Credit shall be denominated in Dollars; (ii) the stated amount of each Letter of Credit shall not be less than $50,000 or such lesser amount as is acceptable to Issuing Lender; (iii) after giving effect to such issuance, in no event shall the Total Utilization of Revolving Commitments exceed the Revolving Commitments then in effect; (iv) after giving effect to such issuance, in no event shall the Letter of Credit Usage exceed the Letter of Credit Sublimit then in effect; (v) in no event shall any standby Letter of Credit have an expiration date later than the earlier of (1) the Revolving Commitment Termination Date and (2) the date which is one year from the date of issuance of such standby Letter of Credit; and (vi) in no event shall any commercial Letter of Credit have an expiration date later than the earlier of (1) the Revolving Loan Commitment Termination Date and (2) the date which is 180 days from

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the date of issuance of such commercial Letter of Credit. Subject to the foregoing, Issuing Lender may agree that a standby Letter of Credit will automatically be extended for one or more successive periods not to exceed one year each, unless Issuing Lender elects not to extend for any such additional period; provided, Issuing Lender shall not extend any such Letter of Credit if it has received written notice that an Event of Default has occurred and is continuing at the time Issuing Lender must elect to allow such extension; provided, further, in the event a Funding Default exists, Issuing Lender shall not be required to issue any Letter of Credit unless Issuing Lender has entered into arrangements reasonably satisfactory to it and Borrower to eliminate Issuing Lender’s risk with respect to the participation in Letters of Credit of the Defaulting Lender, including by cash collateralizing such Defaulting Lender’s Pro Rata Share of the Letter of Credit Usage.

(b) Notice of Issuance. Whenever Borrower desires the issuance of a Letter of Credit, it shall deliver to Administrative Agent an Issuance Notice no later than 12:00 pm. (New York City time) at least three Business Days (in the case of standby or commercial letters of credit), or such shorter period as may be agreed to by Issuing Lender in any particular instance, in advance of the proposed date of issuance. Upon satisfaction or waiver of the conditions set forth in Section 3.2, Issuing Lender shall issue the requested Letter of Credit only in accordance with Issuing Lender’s standard operating procedures. Upon the issuance of any Letter of Credit or amendment or modification to a Letter of Credit, Issuing Lender shall promptly notify each Lender with a Revolving Commitment of such issuance, which notice shall be accompanied by a copy of such Letter of Credit or amendment or modification to a Letter of Credit and the amount of such Lender’s respective participation in such Letter of Credit pursuant to Section 2.4(e).

(c) Responsibility of Issuing Lender With Respect to Requests for Drawings and Payments. In determining whether to honor any drawing under any Letter of Credit by the beneficiary thereof, Issuing Lender shall be responsible only to examine the documents delivered under such Letter of Credit with reasonable care so as to ascertain whether they appear on their face to be in accordance with the terms and conditions of such Letter of Credit. As between Borrower and Issuing Lender, Borrower assumes all risks of the acts and omissions of, or misuse of the Letters of Credit issued by Issuing Lender, by the respective beneficiaries of such Letters of Credit. In furtherance and not in limitation of the foregoing, Issuing Lender shall not be responsible for: (i) the form, validity, sufficiency, accuracy, genuineness or legal effect of any document submitted by any party in connection with the application for and issuance of any such Letter of Credit, even if it should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent or forged; (ii) the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign any such Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason; (iii) failure of the beneficiary of any such Letter of Credit to comply fully with any conditions required in order to draw upon such Letter of Credit; (iv) errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telegraph, telex or otherwise, whether or not they be in cipher; (v) errors in interpretation of technical terms; (vi) any loss or delay in the transmission or otherwise of any document required in order to make a drawing under any such Letter of Credit or of the proceeds thereof; (vii) the misapplication by the beneficiary of any such Letter of Credit of the proceeds of any drawing under such Letter of Credit; or (viii) any consequences arising from causes beyond the control of

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Issuing Lender, including any Governmental Acts; none of the above shall affect or impair, or prevent the vesting of, any of Issuing Lender’s rights or powers hereunder. Without limiting the foregoing and in furtherance thereof, any action taken or omitted by Issuing Lender under or in connection with the Letters of Credit or any documents and certificates delivered thereunder, if taken or omitted in good faith, shall not give rise to any liability on the part of Issuing Lender to Borrower. Notwithstanding anything to the contrary contained in this Section 2.4(c), Borrower shall retain any and all rights it may have against Issuing Lender for any liability arising solely out of the gross negligence or willful misconduct of Issuing Lender.

(d) Reimbursement by Borrower of Amounts Drawn or Paid Under Letters of Credit. In the event Issuing Lender has determined to honor a drawing under a Letter of Credit, it shall immediately notify Borrower and Administrative Agent, and Borrower shall reimburse Issuing Lender on or before the Business Day immediately following the date on which such drawing is honored (the “Reimbursement Date”) in an amount in Dollars and in same day funds equal to the amount of such honored drawing; provided, anything contained herein to the contrary notwithstanding, (i) unless Borrower shall have notified Administrative Agent and Issuing Lender prior to 10:00 a.m. (New York City time) on the date such drawing is honored that Borrower intends to reimburse Issuing Lender for the amount of such honored drawing with funds other than the proceeds of Revolving Loans, Borrower shall be deemed to have given a timely Funding Notice to Administrative Agent requesting Lenders with Revolving Commitments to make Revolving Loans that are Base Rate Loans on the Reimbursement Date in an amount in Dollars equal to the amount of such honored drawing, and (ii) subject to satisfaction or waiver of the conditions specified in Section 3.2, Lenders with Revolving Commitments shall, on the Reimbursement Date, make Revolving Loans that are Base Rate Loans in the amount of such honored drawing, the proceeds of which shall be applied directly by Administrative Agent to reimburse Issuing Lender for the amount of such honored drawing; and provided further, if for any reason proceeds of Revolving Loans are not received by Issuing Lender on the Reimbursement Date in an amount equal to the amount of such honored drawing, Borrower shall reimburse Issuing Lender, on demand, in an amount in same day funds equal to the excess of the amount of such honored drawing over the aggregate amount of such Revolving Loans, if any, which are so received. Nothing in this Section 2.4(d) shall be deemed to relieve any Lender with a Revolving Commitment from its obligation to make Revolving Loans on the terms and conditions set forth herein, and Borrower shall retain any and all rights it may have against any such Lender resulting from the failure of such Lender to make such Revolving Loans under this Section 2.4(d).

(e) Lenders’ Purchase of Participations in Letters of Credit. Immediately upon the issuance of each Letter of Credit, each Lender having a Revolving Commitment shall be deemed to have purchased, and hereby agrees to irrevocably purchase, from Issuing Lender a participation in such Letter of Credit and any drawings honored thereunder in an amount equal to such Lender’s Pro Rata Share (with respect to the Revolving Commitments) of the maximum amount which is or at any time may become available to be drawn thereunder. In the event that Borrower shall fail for any reason to reimburse Issuing Lender as provided in Section 2.4(d), Issuing Lender shall promptly notify each Lender with a Revolving Commitment of the unreimbursed amount of such honored drawing and of such Lender’s respective participation therein based on such Lender’s Pro Rata Share of the Revolving Commitments. Each Lender with a Revolving Commitment shall make available to Issuing Lender an amount equal to its

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respective participation, in Dollars and in same day funds, at the office of Issuing Lender specified in such notice, not later than 12:00 p.m. (New York City time) on the first business day (under the laws of the jurisdiction in which such office of Issuing Lender is located) after the date notified by Issuing Lender. In the event that any Lender with a Revolving Commitment fails to make available to Issuing Lender on such business day the amount of such Lender’s participation in such Letter of Credit as provided in this Section 2.4(e), Issuing Lender shall be entitled to recover such amount on demand from such Lender together with interest thereon for three Business Days at the rate customarily used by Issuing Lender for the correction of errors among banks and thereafter at the Base Rate. Nothing in this Section 2.4(e) shall be deemed to prejudice the right of any Lender with a Revolving Commitment to recover from Issuing Lender any amounts made available by such Lender to Issuing Lender pursuant to this Section in the event that the payment with respect to a Letter of Credit in respect of which payment was made by such Lender constituted gross negligence or willful misconduct on the part of Issuing Lender. In the event Issuing Lender shall have been reimbursed by other Lenders pursuant to this Section 2.4(e) for all or any portion of any drawing honored by Issuing Lender under a Letter of Credit, such Issuing Lender shall distribute to each Lender which has paid all amounts payable by it under this Section 2.4(e) with respect to such honored drawing such Lender’s Pro Rata Share of all payments subsequently received by Issuing Lender from Borrower in reimbursement of such honored drawing when such payments are received. Any such distribution shall be made to a Lender at its primary address set forth below its name on Appendix B or at such other address as such Lender may request.

(f) Obligations Absolute. The obligation of Borrower to reimburse Issuing Lender for drawings honored under the Letters of Credit issued by it and to repay any Revolving Loans made by Lenders pursuant to Section 2.4(d) and the obligations of Lenders under Section 2.4(e) shall be unconditional and irrevocable and shall be paid strictly in accordance with the terms hereof under all circumstances including any of the following circumstances: (i) any lack of validity or enforceability of any Letter of Credit; (ii) the existence of any claim, set-off, defense or other right which Borrower or any Lender may have at any time against a beneficiary or any transferee of any Letter of Credit (or any Persons for whom any such transferee may be acting), Issuing Lender, Lender or any other Person or, in the case of a Lender, against Borrower, whether in connection herewith, the transactions contemplated herein or any unrelated transaction (including any underlying transaction between Borrower or one of its Subsidiaries and the beneficiary for which any Letter of Credit was procured); (iii) any draft or other document presented under any Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; (iv) payment by Issuing Lender under any Letter of Credit against presentation of a draft or other document which does not substantially comply with the terms of such Letter of Credit; (v) any adverse change in the business, operations, properties, assets, condition (financial or otherwise) or prospects of Holdings or any of its Subsidiaries; (vi) any breach hereof or any other Credit Document by any party thereto; (vii) any other circumstance or happening whatsoever, whether or not similar to any of the foregoing; or (viii) the fact that an Event of Default or a Default shall have occurred and be continuing; provided, in each case, that payment by Issuing Lender under the applicable Letter of Credit shall not have constituted gross negligence or willful misconduct of Issuing Lender under the circumstances in question.

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(g) Indemnification. Without duplication of any obligation of Borrower under Section 10.2 or 10.3, in addition to amounts payable as provided herein, Borrower hereby agrees to protect, indemnify, pay and save harmless Issuing Lender from and against any and all claims, demands, liabilities, damages, losses, costs, charges and expenses (including reasonable fees, out-of-pocket expenses and disbursements of counsel) which Issuing Lender may incur or be subject to as a consequence of (i) the issuance of any Letter of Credit by Issuing Lender, other than as a result of (1) the gross negligence or willful misconduct of Issuing Lender or (2) the wrongful dishonor by Issuing Lender of a proper demand for payment made under any Letter of Credit issued by it, or (ii) the failure of Issuing Lender to honor a drawing under any such Letter of Credit as a result of any Governmental Act.

2.5. Pro Rata Shares; Availability of Funds.

(a) Pro Rata Shares. All Loans shall be made, and all participations purchased, by Lenders simultaneously and proportionately to their respective Pro Rata Shares, it being understood that no Lender shall be responsible for any default by any other Lender in such other Lender’s obligation to make a Loan requested hereunder or purchase a participation required hereby nor shall any Term Loan Commitment or any Revolving Commitment of any Lender be increased or decreased as a result of a default by any other Lender in such other Lender’s obligation to make a Loan requested hereunder or purchase a participation required hereby.

(b) Availability of Funds. Unless Administrative Agent shall have been notified by any Lender prior to the applicable Credit Date that such Lender does not intend to make available to Administrative Agent the amount of such Lender’s Loan requested on such Credit Date, Administrative Agent may assume that such Lender has made such amount available to Administrative Agent on such Credit Date and Administrative Agent may, in its sole discretion, but shall not be obligated to, make available to Borrower a corresponding amount on such Credit Date. If such corresponding amount is not in fact made available to Administrative Agent by such Lender, Administrative Agent shall be entitled to recover such corresponding amount on demand from such Lender together with interest thereon, for each day from such Credit Date until the date such amount is paid to Administrative Agent, at the customary rate set by Administrative Agent for the correction of errors among banks for three Business Days and thereafter at the Base Rate. If such Lender does not pay such corresponding amount forthwith upon Administrative Agent’s demand therefor, Administrative Agent shall promptly notify Borrower and Borrower shall immediately pay such corresponding amount to Administrative Agent together with interest thereon, for each day from such Credit Date until the date such amount is paid to Administrative Agent, at the rate payable hereunder for Base Rate Loans for such Class of Loans. Nothing in this Section 2.5(b) shall be deemed to relieve any Lender from its obligation to fulfill its Term Loan Commitments and Revolving Commitments hereunder or to prejudice any rights that Borrower may have against any Lender as a result of any default by such Lender hereunder.

2.6. Use of Proceeds. The proceeds of the Term Loans, Revolving Loans and Letters of Credit, if any, made on the Closing Date shall be applied by Borrower to fund the Acquisition, to refinance

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the Existing Indebtedness and to pay the Transaction Costs (including the issuance of backstop Letters of Credit, if any); provided, that the aggregate amount of Revolving Loans and Letters of Credit made on the Closing Date (except to the extent used to fund upfront fees for the account of the Lenders) shall not exceed $15,000,000. The proceeds of the Revolving Loans, Swing Line Loans and Letters of Credit made after the Closing Date shall be applied by Borrower for working capital and general corporate purposes of Holdings and its Subsidiaries, including permitted capital expenditures and Permitted Acquisitions. No portion of the proceeds of any Credit Extension shall be used in any manner that causes or could reasonably be expected to cause such Credit Extension or the application of such proceeds to violate Regulation T, Regulation U or Regulation X of the Board of Governors or any other regulation thereof or to violate the Exchange Act.

2.7. Evidence of Debt; Register; Lenders’ Books and Records; Notes.

(a) Lenders’ Evidence of Debt. Each Lender shall maintain on its internal records an account or accounts evidencing the Obligations of Borrower to such Lender, including the amounts of the Loans made by it and each repayment and prepayment in respect thereof Any such recordation shall be conclusive and binding on Borrower, absent manifest error; provided, that the failure to make any such recordation, or any error in such recordation, shall not affect any Lender’s Revolving Commitments or Borrower’s Obligations in respect of any applicable Loans; and provided further, in the event of any inconsistency between the Register and any Lender’s records, the recordations in the Register shall govern.

(b) Register. Administrative Agent (or its agent or sub-agent appointed by it) shall maintain at its Principal Office a register for the recordation of the names and addresses of Lenders and the Revolving Commitments and Loans of each Lender from time to time (the “Register”). The Register shall be available for inspection by the Borrower or any Lender (with respect to any entry relating to such Lender’s Loans) at any reasonable time and from time to time upon reasonable prior notice. Administrative Agent shall record, or shall cause to be recorded, in the Register the Revolving Commitments and the Loans in accordance with the provisions of Section 10.6, and each repayment or prepayment in respect of the principal amount of the Loans, and any such recordation shall be conclusive and binding on Borrower and each Lender, absent manifest error; provided, failure to make any such recordation, or any error in such recordation, shall not affect any Lender’s Revolving Commitments or Borrower’s Obligations in respect of any Loan. Borrower hereby designates GECC to serve as Borrower’s agent solely for purposes of maintaining the Register as provided in this Section 2.7, and Borrower hereby agrees that, to the extent GECC serves in such capacity, GECC and its officers, directors, employees, agents, sub-agents and affiliates shall constitute “Indemnitees”.

(c) Notes. If so requested by any Lender by written notice to Borrower (with a copy to Administrative Agent) at least two Business Days prior to the Closing Date, or at any time thereafter, Borrower shall execute and deliver to such Lender (and/or, if applicable and if so specified in such notice, to any Person who is an assignee of such Lender pursuant to Section 10.6) on the Closing Date (or, if such notice is delivered after the Closing Date, promptly after Borrower’s receipt of such notice) a Note or Notes to evidence such Lender’s Tranche B Term Loan, New Term Loan, Revolving Loan or Swing Line Loan, as the case may be.

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2.8. Interest on Loans.

(a) Except as otherwise set forth herein, each Class of Loan shall bear interest on the unpaid principal amount thereof from the date made until repayment (whether by acceleration or otherwise) thereof as follows:

(i) in the case of Revolving Loans:

(1) if a Base Rate Loan, at the Base Rate plus the Applicable Margin; or

(2) if a Eurodollar Rate Loan, at the Adjusted Eurodollar Rate plus the Applicable Margin;

(ii) in the case of Swing Line Loans, at the Base Rate plus the Applicable Margin; and

(iii) in the case of Tranche B Term Loans:

(1) if a Base Rate Loan, at the Base Rate plus 3.00% per annum; or

(2) if a Eurodollar Rate Loan, at the Adjusted Eurodollar Rate plus 4.00% per annum.

(b) The basis for determining the rate of interest with respect to any Loan (except a Swing Line Loan which can be made and maintained as Base Rate Loans only), and the Interest Period with respect to any Eurodollar Rate Loan, shall be selected by Borrower and notified to Administrative Agent and Lenders pursuant to the applicable Funding Notice or Conversion/Continuation Notice, as the case may be; provided, until the earlier of (i) achievement of a Successful Syndication (as defined in the Fee Letter) and (ii) the date which is 60 days following the Closing Date, the Term Loans shall (unless otherwise agreed by the Syndication Agent) be maintained as either (1) Eurodollar Rate Loans having an Interest Period of no longer than one month or (2) Base Rate Loans. If on any day a Loan is outstanding with respect to which a Funding Notice or Conversion/Continuation Notice has not been delivered to Administrative Agent in accordance with the terms hereof specifying the applicable basis for determining the rate of interest, then for that day such Loan shall be a Base Rate Loan.

(c) In connection with Eurodollar Rate Loans there shall be no more than ten (10) Interest Periods outstanding at any time. In the event Borrower fails to specify between a Base Rate Loan or a Eurodollar Rate Loan in the applicable Funding Notice or Conversion/Continuation Notice, such Loan (if outstanding as a Eurodollar Rate Loan) will be automatically converted into a Base Rate Loan on the last day of the then-current Interest Period for such Loan (or if outstanding as a Base Rate Loan will remain as, or (if not then outstanding)

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will be made as, a Base Rate Loan). In the event Borrower fails to specify an Interest Period for any Eurodollar Rate Loan in the applicable Funding Notice or Conversion/Continuation Notice, Borrower shall be deemed to have selected an Interest Period of one month As soon as practicable after 10:00 a.m. (New York City time) on each Interest Rate Determination Date, Administrative Agent shall determine (which determination shall, absent manifest error, be final, conclusive and binding upon all parties) the interest rate that shall apply to the Eurodollar Rate Loans for which an interest rate is then being determined for the applicable Interest Period and shall promptly give notice thereof (in writing or by telephone confirmed in writing) to Borrower and each Lender.

(d) Interest payable pursuant to Section 2.8(a) shall be computed (i) in the case of Base Rate Loans on the basis of a 365-day or 366-day year, as the case may be, and (ii) in the case of Eurodollar Rate Loans, on the basis of a 360-day year, in each case for the actual number of days elapsed in the period during which it accrues. In computing interest on any Loan, the date of the making of such Loan or the first day of an Interest Period applicable to such Loan or, with respect to a Base Rate Loan being converted from a Eurodollar Rate Loan, the date of conversion of such Eurodollar Rate Loan to such Base Rate Loan, as the case may be, shall be included, and the date of payment of such Loan or the expiration date of an Interest Period applicable to such Loan or, with respect to a Base Rate Loan being converted to a Eurodollar Rate Loan, the date of conversion of such Base Rate Loan to such Eurodollar Rate Loan, as the case may be, shall be excluded; provided, if a Loan is repaid on the same day on which it is made, one day’s interest shall be paid on that Loan.

(e) Except as otherwise set forth herein, interest on each Loan (i) shall accrue on a daily basis and shall be payable in arrears on each Interest Payment Date with respect to interest accrued on and to each such payment date; (ii) shall accrue on a daily basis and shall be payable in arrears upon any prepayment of that Loan, whether voluntary or mandatory, to the extent accrued on the amount being prepaid; and (iii) shall accrue on a daily basis and shall be payable in arrears at maturity of the Loans, including final maturity of the Loans; provided, however, with respect to any voluntary prepayment of a Base Rate Loan, accrued interest shall instead be payable on the applicable Interest Payment Date.

(f) Borrower agrees to pay to Issuing Lender, with respect to drawings honored under any Letter of Credit, interest on the amount paid by Issuing Lender in respect of each such honored drawing from the date such drawing is honored to but excluding the date such amount is reimbursed by or on behalf of Borrower at a rate equal to (i) for the period from the date such drawing is honored to but excluding the applicable Reimbursement Date, the rate of interest otherwise payable hereunder with respect to Revolving Loans that are Base Rate Loans, and (ii) thereafter, a rate which is 2% per annum in excess of the rate of interest otherwise payable hereunder with respect to Revolving Loans that are Base Rate Loans.

(g) Interest payable pursuant to Section 2.8(f) shall be computed on the basis of a 365/366-day year for the actual number of days elapsed in the period during which it accrues, and shall be payable on demand or, if no demand is made, on the date on which the related drawing under a Letter of Credit is reimbursed in full. Promptly upon receipt by Issuing Lender of any payment of interest pursuant to Section 2.8(f), Issuing Lender shall distribute to each Lender, out of the interest received by Issuing Lender in respect of the period from the date

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such drawing is honored to but excluding the date on which Issuing Lender is reimbursed for the amount of such drawing (including any such reimbursement out of the proceeds of any Revolving Loans), the amount that such Lender would have been entitled to receive in respect of the letter of credit fee that would have been payable in respect of such Letter of Credit for such period if no drawing had been honored under such Letter of Credit. In the event Issuing Lender shall have been reimbursed by Lenders for all or any portion of such honored drawing, Issuing Lender shall distribute to each Lender which has paid all amounts payable by it under Section 2.4(e) with respect to such honored drawing such Lender’s Pro Rata Share of any interest received by Issuing Lender in respect of that portion of such honored drawing so reimbursed by Lenders for the period from the date on which Issuing Lender was so reimbursed by Lenders to but excluding the date on which such portion of such honored drawing is reimbursed by Borrower.

2.9. Conversion/Continuation.

(a) Subject to Section 2.18 and so long as no Event of Default shall have occurred and be continuing, Borrower shall have the option:

(i) to convert at any time all or any part of any Term Loan or Revolving Loan equal to $1,000,000 and integral multiples of $100,000 in excess of that amount from one Type of Loan to another Type of Loan; provided, a Eurodollar Rate Loan may only be converted on the expiration of the Interest Period applicable to such Eurodollar Rate Loan unless Borrower shall pay all amounts due under Section 2.18 in connection with any such conversion; or

(ii) upon the expiration of any Interest Period applicable to any Eurodollar Rate Loan, to continue all or any portion of such Loan equal to $1,000,000 and integral multiples of $100,000 in excess of that amount as a Eurodollar Rate Loan;

provided, that during the continuance of any Default, the Borrower shall have the option to convert all or any party of any Term Loan or Revolving Loan from a Base Rate Loan to a Eurodollar Rate Loan in accordance with clause (i) above or to continue any Eurodollar Rate Loan in accordance with clause (ii) above, in each case, to the extent that (x) such converted or continued Eurodollar Rate Loan shall not have an Interest Period longer than one month and (y) the Borrower shall only be permitted to exercise such option one time during the continuance of any such Default. No provision of this Section 2.8 shall prevent any Eurodollar Rate Loan from being converted to a Base Rate Loan at the end of the applicable Interest Period.

(b) Borrower shall deliver a Conversion/Continuation Notice to Administrative Agent no later than 10:00 a.m. (New York City time) at least one Business Day in advance of the proposed Conversion/Continuation Date (in the case of a conversion to a Base Rate Loan) and at least two Business Days in advance of the proposed Conversion/Continuation Date (in the case of a conversion to, or a continuation of, a Eurodollar Rate Loan). Except as otherwise provided herein, a Conversion/Continuation Notice for conversion to, or continuation of, any Eurodollar Rate Loans (or telephonic notice in lieu thereof) shall be irrevocable on and after the related Interest Rate Determination Date, and Borrower shall be bound to effect a conversion or continuation in accordance therewith.

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2.10. Default Interest. Upon the occurrence and during the continuance of an Event of Default under Section 8.1(a), (f) or (g), the principal amount of all Loans outstanding and, to the extent permitted by applicable law, any interest payments on the Loans or any fees or other amounts owed hereunder, shall thereafter bear interest (including post-petition interest in any proceeding under the Bankruptcy Code or other applicable bankruptcy laws) payable on demand at a rate (the “Default Rate”) that is 2% per annum in excess of the interest rate otherwise payable hereunder with respect to the applicable Loans (or, in the case of any such fees and other amounts, at a rate which is 2% per annum in excess of the interest rate otherwise payable hereunder for Base Rate Loans that are Revolving Loans); provided, in the case of Eurodollar Rate Loans, upon the expiration of the Interest Period in effect at the time any such increase in interest rate is effective such Eurodollar Rate Loans shall thereupon become Base Rate Loans and shall thereafter bear interest payable upon demand at a rate which is 2% per annum in excess of the interest rate otherwise payable hereunder for Base Rate Loans. Payment or acceptance of the increased rates of interest provided for in this Section 2.10 is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of Administrative Agent or any Lender.

2.11. Fees.

(a) Borrower agrees to pay to Lenders having Revolving Exposure:

(i) commitment fees equal to (1) the average of the daily difference between the Revolving Commitments and (b) the aggregate principal amount of (x) all outstanding Revolving Loans plus (y) the Letter of Credit Usage, times (2) the Applicable Revolving Commitment Fee Percentage;

(ii) commercial letter of credit fees equal to (1) 0.50, times (2) the Applicable Margin for Revolving Loans that are Eurodollar Rate Loans, times (3) the average aggregate daily maximum amount available to be drawn under all such Letters of Credit (regardless of whether any conditions for drawing could then be met and determined as of the close of business on any date of determination); and

(iii) standby letter of credit fees equal to (1) the Applicable Margin for Revolving Loans that are Eurodollar Rate Loans, times (2) the average aggregate daily maximum amount available to be drawn under all such Letters of Credit (regardless of whether any conditions for drawing could then be met and determined as of the close of business on any date of determination).

All fees referred to in this Section 2.11(a) shall be paid to Administrative Agent at its Principal Office and upon receipt, Administrative Agent shall promptly distribute to each Lender its Pro Rata Share thereof.

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(b) Borrower agrees to pay directly to Issuing Lender, for its own account, the following fees:

(i) a fronting fee equal to 0.25% per annum times the average aggregate daily maximum amount available to be drawn under all Letters of Credit (determined as of the close of business on any date of determination); and

(ii) such customary documentary and processing charges for any issuance, amendment, transfer or payment of a Letter of Credit as are in accordance with Issuing Lender’s standard schedule for such charges and as in effect at the time of such issuance, amendment, transfer or payment, as the case may be.

(c) All fees referred to in Section 2.11(a) and 2.11(b)(i) shall be calculated on the basis of a 360-day year and the actual number of days elapsed and shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year during the Revolving Commitment Period, commencing on the first such date to occur after the Closing Date, and on the Revolving Commitment Termination Date.

(d) In addition to any of the foregoing fees, Borrower agrees to pay to Agents such other fees in the amounts and at the times separately agreed upon.

2.12. Scheduled Payments/Commitment Reductions.

(a) The principal amounts of the Tranche B Term Loans shall be repaid in consecutive quarterly installments (each, an “Installment”) in the aggregate amounts set forth below on the four quarterly scheduled Interest Payment Dates applicable to Term Loans, commencing with the last day of the Fiscal Quarter ending September 30, 2008:

Amortization Date	Tranche B Term Loan Installments
September 30, 2008	$912,500
December 31, 2008	$912,500
March 31, 2009	$912,500
June 30, 2009	$912,500
September 30, 2009	$912,500
December 31, 2009	$912,500
March 31, 2010	$912,500
June 30, 2010	$912,500
September 30, 2010	$912,500
December 31, 2010	$912,500
March 31, 2011	$912,500
June 30, 2011	$912,500
September 30, 2011	$912,500
December 31, 2011	$912,500
March 31, 2012	$912,500
June 30, 2012	$912,500

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Amortization Date	Tranche B Term Loan Installments
September 30, 2012	$912,500
December 31, 2012	$912,500
March 31, 2013	$912,500
June 30, 2013	$912,500
September 30, 2013	$912,500
December 31, 2013	$912,500
March 31, 2014	$912,500
June 30, 2014	$912,500
September 30, 2014	$912,500
December 31, 2014	$912,500
March 30, 2015	$912,500
May 28, 2015	$340,362,500

; provided, in the event any New Term Loans are made, such New Term Loans shall be repaid on each date set forth in the table above for the payment of any Installment (each such date, an “Installment Date”) occurring on or after the applicable Increased Amount Date in an amount equal to (i) the aggregate principal amount of New Term Loans of the applicable Series of New Term Loans, times (ii) the ratio (expressed as a percentage) of (y) the amount of all other Term Loans being repaid on such Installment Date and (z) the total aggregate principal amount of all other Term Loans outstanding on such Increased Amount Date.

(b) Notwithstanding the foregoing, (x) such Installments shall be reduced in connection with any voluntary or mandatory prepayments of the Tranche B Term Loans in accordance with Sections 2.13, 2.14 and 2.15, as applicable; and (y) the Tranche B Term Loans, together with all other amounts owed hereunder with respect thereto, shall, in any event, be paid in full no later than the Tranche B Term Loan Maturity Date.

2.13. Voluntary Prepayments/Commitment Reductions.

(a) Voluntary Prepayments.

(i) Any time and from time to time:

(1) with respect to Base Rate Loans, Borrower may prepay any such Loans on any Business Day in whole or in part, in an aggregate minimum amount of $1,000,000 and integral multiples of $100,000 in excess of that amount;

(2) with respect to Eurodollar Rate Loans, Borrower may prepay any such Loans on any Business Day in whole or in part in an aggregate minimum amount of $1,000,000 and integral multiples of $100,000 in excess of that amount; and

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(3) with respect to Swing Line Loans, Borrower may prepay any such Loans on any Business Day in whole or in part in an aggregate minimum amount of $100,000 and in integral multiples of $100,000 in excess of that amount.

or, in each case, if less, the entire principal amount thereof then outstanding.

(ii) All such prepayments shall be made:

(1) upon written or telephonic notice on the date of prepayment in the case of Base Rate Loans;

(2) upon not less than two Business Days’ prior written or telephonic notice in the case of Eurodollar Rate Loans; and

(3) upon written or telephonic notice on the date of prepayment, in the case of Swing Line Loans;

in each case given to Administrative Agent or Swing Line Lender, as the case may be, by 12:00 p.m. (New York City time) on the date required and, if given by telephone, promptly confirmed in writing to Administrative Agent (and Administrative Agent will promptly transmit such telephonic or original notice for Term Loans or Revolving Loans, as the case may be, by telefacsimile or telephone to each Lender) or Swing Line Lender, as the case may be. Upon the giving of any such notice, the principal amount of the Loans specified in such notice shall become due and payable on the prepayment date specified therein. Any such voluntary prepayment shall be applied as specified in Section 2.15(a). Notwithstanding anything to the contrary contained in this Agreement, but subject to the provisions of Section 2.18(c), the Borrower may rescind any notice of prepayment under Section 2.13(a) if such prepayment would have resulted from a refinancing of the Term Loans or the Revolving Commitments, as applicable, which refinancing shall not be consummated or shall otherwise be delayed.

(b) Voluntary Commitment Reductions.

(1) Borrower may, upon not less than two Business Days’ prior written or telephonic notice confirmed in writing to Administrative Agent (which original written or telephonic notice Administrative Agent will promptly transmit by telefac simile or telephone to each applicable Lender), at any time and from time to time terminate in whole or permanently reduce in part, without premium or penalty, the Revolving Commitments in an amount up to the amount by which the Revolving Commitments exceed the Total Utilization of Revolving Commitments at the time of such proposed termination or reduction; provided, any such partial reduction of the Revolving Commitments shall be in an aggregate minimum amount of $1,000,000 and integral multiples of $100,000 in excess of that amount.

(ii) Borrower’s notice to Administrative Agent shall designate the date (which shall be a Business Day) of such termination or reduction and the amount of any partial reduction, and such termination or reduction of the Revolving Commitments shall

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be effective on the date specified in Borrower’s notice and shall reduce the Revolving Commitment of each Lender proportionately to its Pro Rata Share thereof. Notwithstanding anything to the contrary contained in this Agreement, but subject to the provisions of Section 2.18(c), the Borrower may rescind any notice of termination under Section 2.13(b) if such notice of termination was made in contemplation of a refinancing of the Term Loans or the Revolving Commitments, as applicable, which refinancing shall not be consummated or shall otherwise be delayed.

(c) Tranche B Term Loan Call Protection. In the event that any Repricing Event shall occur prior to the first anniversary of the Closing Date, the Borrower shall be required to pay, to each Lender having a Tranche B Term Loan, the Applicable Prepayment Premium for such amount of the Tranche B Term Loans that are refinanced or repriced pursuant to such Repricing Event, together with, as applicable, any such prepayment of the Tranche B Term Loans resulting from such Repricing Event.

2.14. Mandatory Prepayments/Commitment Reductions.

(a) Asset Sales. No later than the fifth Business Day following the date of receipt by Holdings or any of its Subsidiaries of any Net Asset Sale Proceeds (other than as a result of an Asset Sale permitted by Section 6.8(f) (to the extent constituting a disposition to a Credit Party), (h), (i), (j), (1) or (p) or Section 6.10(ii)), Borrower shall prepay the Loans as set forth in Section 2.15(b) in an aggregate amount equal to such Net Asset Sale Proceeds; provided, so long as no Event of Default shall have occurred and be continuing, Borrower shall have the option, directly or through one or more of its Subsidiaries, to invest such Net Asset Sale Proceeds within twelve (12) months of receipt thereof in assets of the general type used in the business of Borrower and its Subsidiaries, including in Equity Interests of a Person engaged in a permitted business (or, solely to the extent that such Net Asset Sale Proceeds have been committed in writing to be so invested during such twelve-month period, the later of (x) ninety (90) days after the date of such commitment and (y) the end of such twelve-month period); and provided, further, that if any Default shall have occurred and be continuing which has not matured into an Event of Default, (1) the Borrower shall not be permitted to invest such Net Asset Sale Proceeds pursuant to the foregoing proviso until such time as such Default shall no longer be continuing, and (2) to the extent that such Default shall mature into an Event of Default, the Borrower shall, no later than the next succeeding Business Day, be required to prepay the Loans in an aggregate amount equal to such Net Asset Sale Proceeds.

(b) Insurance/Condemnation Proceeds. No later than the fifth Business Day following the date of receipt by Holdings or any of its Subsidiaries, or Administrative Agent as loss payee, of any Net Insurance/Condemnation Proceeds, Borrower shall prepay the Loans as set forth in Section 2.15(b) in an aggregate amount equal to such Net Insurance/Condemnation Proceeds; provided, so long as no Event of Default shall have occurred and be continuing, Borrower shall have the option, directly or through one or more of its Subsidiaries to invest such Net Insurance/Condemnation Proceeds within twelve (12) months of receipt thereof in long term productive assets of the general type used in the business of Holdings and its Subsidiaries, including in Equity Interests of a Person engaged in a permitted business, which investment may

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include the repair, restoration or replacement of the applicable assets thereof (or, solely to the extent that such Net Insurance/Condemnation Proceeds have been committed in writing to be so invested during such twelve-month period, the later of (x) ninety (90) days after the date of such commitment and (y) the end of such twelve-month period); and provided, further, that if any Default shall have occurred and be continuing which has not matured into an Event of Default, (1) the Borrower shall not be permitted to invest such Net Insurance/Condemnation Proceeds pursuant to the foregoing proviso until such time as such Default shall no longer be continuing, and (2) to the extent that such Default shall mature into an Event of Default, the Borrower shall, no later than the next succeeding Business Day, be required to prepay the Loans in an aggregate amount equal to such Net Insurance/Condemnation Proceeds.

(c) Issuance of Equity Securities. No later than the fifth Business Day following the date of receipt by Holdings of any Cash proceeds from a capital contribution to, or the issuance of any Equity Interests of, the Borrower, Holdings or any Parent in a Public Offering (other than any issuances of Equity Interests made (i) pursuant to any employee stock or stock option compensation plan or (ii) to the Permitted Holders), Borrower shall prepay the Loans as set forth in Section 2.15(b) in an aggregate amount equal to 50% of such proceeds, net of underwriting discounts and commissions and other reasonable costs and expenses associated therewith, including reasonable legal fees and expenses; provided, that during any period in which the Total Leverage Ratio (determined for any such period by reference to the Compliance Certificate delivered pursuant to Section 5.1(d) calculating the Total Leverage Ratio as of the last day of the most recently ended Fiscal Quarter) shall be 4.00:1.00 or less, Borrower shall only be required to make the prepayments and/or reductions otherwise required hereby in an amount equal to 25% of such net proceeds.

(d) Issuance of Debt. Not later than the first Business Day after the date of receipt by Holdings or any of its Subsidiaries of any Cash proceeds from the incurrence of any Indebtedness of Holdings or any of its Subsidiaries (other than with respect to any Indebtedness permitted to be incurred pursuant to Section 6.1), Borrower shall prepay the Loans as set forth in Section 2.15(b) in an aggregate amount equal to 100% of such proceeds, net of underwriting discounts, commissions, costs and other out-of-pocket expenses and other customary expenses associated therewith, including reasonable out-of-pocket legal fees and expenses; provided, that to the extent that any such incurrence of Indebtedness shall constitute a Repricing Event, the Borrower shall be required to pay the Applicable Prepayment Premium for such amount of the Tranche B Term Loans that are refinanced or repriced pursuant to such Repricing Event, together with, as applicable, any such prepayment of the Tranche B Term Loans resulting from such Repricing Event.

(e) Consolidated Excess Cash Flow. In the event that there shall be Consolidated Excess Cash Flow for any Fiscal Year (commencing with the Fiscal Year ending December 31, 2008; provided, that for the Fiscal Year ending December 31, 2008, Excess Cash Flow shall be calculated only for the period beginning July 1, 2008 through December 31, 2008), Borrower shall, no later than the fifth Business Day after financial statements have been delivered pursuant to Section 5.1(c), prepay the Loans as set forth in Section 2.15(b) in an aggregate amount equal to (i) 50% of such Consolidated Excess Cash Flow minus (ii) voluntary repayments of the Loans (excluding repayments of Revolving Loans or Swing Line Loans except to the extent the Revolving Commitments are permanently reduced in connection with such

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repayments); provided, that if, as of the last day of the most recently ended Fiscal Year, the Total Leverage Ratio (determined for any such period by reference to the Compliance Certificate delivered pursuant to Section 5.1(d) calculating the Total Leverage Ratio as of the last day of such Fiscal Year) shall be 4.00:1.00 or less, Borrower shall only be required to make the prepayments and/or reductions otherwise required hereby in an amount equal to (i) 25% of such Consolidated Excess Cash Flow minus (ii) voluntary repayments of the Loans (excluding repayments of Revolving Loans or Swing Line Loans except to the extent the Revolving Commitments are permanently reduced in connection with such repayments).

(f) AHYDO Catch-Up Payment. On or before the end of the first accrual period following the fifth anniversary of the making of the first Revolving Loan hereunder, and on each Interest Payment Date thereafter, the Borrower shall make a payment with respect to such Loan in an amount equal to the Senior AHYDO Amount. For the purposes of this Section 2.14(f), “Senior AHYDO Amount” means the amount sufficient to ensure that the first Revolving Loan made hereunder will not be an “applicable high yield discount obligation” within the meaning of Section 163(i)(1) of the Internal Revenue Code. Each payment of the Senior AHYDO Amount will be applied in full, notwithstanding Sections 2.15 and 2.16, to prepay the first Revolving Loan made hereunder. It is the intention of this Section 2.14(f) that the first Revolving Loan made hereunder will not be an “applicable high yield discount obligation” within the meaning of Section 163(i)(1) of the Internal Revenue Code.

(g) Revolving Loans and Swing Loans. Borrower shall from time to time prepay first, the Swing Line Loans, and second, the Revolving Loans to the extent necessary so that the Total Utilization of Revolving Commitments shall not at any time exceed the Revolving Commitments then in effect.

(h) Prepayment Certificate. Concurrently with any prepayment of the Loans pursuant to Sections 2.14(a) through 2.14(f) Borrower shall deliver to Administrative Agent a certificate of an Authorized Officer demonstrating the calculation of the amount of the applicable net proceeds or Consolidated Excess Cash Flow, as the case may be. In the event that Borrower shall subsequently determine that the actual amount received exceeded the amount set forth in such certificate, Borrower shall promptly make an additional prepayment of the Loans in an amount equal to such excess, and Borrower shall concurrently therewith deliver to Administrative Agent a certificate of an Authorized Officer demonstrating the derivation of such excess.

2.15. Application of Prepayments/Reductions.

(a) Application of Voluntary Prepayments by Type of Loans. Any prepayment of any Loan pursuant to Section 2.13(a) shall be applied as specified by Borrower in the applicable notice of prepayment; provided, in the event Borrower fails to specify the Loans to which any such prepayment shall be applied, such prepayment shall be applied as follows:

first, to repay outstanding Swing Line Loans to the full extent thereof;

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second, to repay outstanding Revolving Loans to the full extent thereof; and

third, to prepay the Term Loans on a pro rata basis (in accordance with the respective outstanding principal amounts thereof); and further applied to reduce the scheduled remaining Installments of principal of the Term Loans as directed by the Borrower.

(b) Application of Mandatory Prepayments by Type of Loans. Any amount required to be paid pursuant to Sections 2.14(a) through 2.14(e) shall be applied as follows:

first, to prepay Term Loans on a pro rata basis (in accordance with the respective outstanding principal amounts thereof) and further applied to the remaining scheduled Installments of principal of the Term Loans in direct order of maturity;

second, to prepay the Swing Line Loans to the full extent thereof (without any permanent reduction of the Revolving Commitments);

third, to prepay the Revolving Loans to the full extent thereof (without any permanent reduction of the Revolving Commitments); and

fourth, to prepay outstanding reimbursement obligations with respect to Letters of Credit (without any permanent reduction of the Revolving Commitments).

(c) Application of Prepayments of Loans to Base Rate Loans and Eurodollar Rate Loans. Considering each Class of Loans being prepaid separately, any prepayment thereof shall be applied first to Base Rate Loans to the full extent thereof before application to Eurodollar Rate Loans, in each case in a manner which minimizes the amount of any payments required to be made by Borrower pursuant to Section 2.18(c).

2.16. General Provisions Regarding Payments.

(a) All payments by Borrower of principal, interest, fees and other Obligations shall be made in Dollars in same day funds, without defense, setoff or counterclaim, free of any restriction or condition, and delivered to Administrative Agent not later than 2:00 p.m. (New York City time) on the date due at the Principal Office designated by Administrative Agent for the account of Lenders; for purposes of computing interest and fees, funds received by Administrative Agent after that time on such due date shall be deemed to have been paid by Borrower on the next succeeding Business Day.

(b) All payments in respect of the principal amount of any Loan (other than voluntary prepayments of Revolving Loans) shall be accompanied by payment of (i) accrued interest on the principal amount being repaid or prepaid and (ii) any Applicable Prepayment Premium with respect to the principal amount being repaid or prepaid, and all such payments (and, in any event, any payments in respect of any Loan on a date when interest is due and payable with respect to such Loan) shall be applied to the payment of interest then due and payable before application to principal.

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(c) Administrative Agent (or its agent or sub-agent appointed by it) shall promptly distribute to each Lender at such address as such Lender shall indicate in writing, such Lender’s applicable Pro Rata Share of all payments and prepayments of principal and interest due hereunder, together with all other amounts due thereto, including any Applicable Prepayment Premium and all fees payable with respect thereto, to the extent received by Administrative Agent.

(d) Notwithstanding the foregoing provisions hereof, if any Conversion/ Continuation Notice is withdrawn as to any Affected Lender or if any Affected Lender makes Base Rate Loans in lieu of its Pro Rata Share of any Eurodollar Rate Loans, Administrative Agent shall give effect thereto in apportioning payments received thereafter.

(e) Subject to the provisos set forth in the definition of “Interest Period” as they may apply to Revolving Loans, whenever any payment to be made hereunder with respect to any Loan shall be stated to be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day.

(f) Borrower hereby authorizes Administrative Agent to charge Borrower’s accounts with Administrative Agent in order to cause timely payment to be made to Administrative Agent of all principal, interest, fees and expenses due hereunder (subject to sufficient funds being available in its accounts for that purpose).

(g) Administrative Agent shall deem any payment by or on behalf of Borrower hereunder that is not made in same day funds prior to 2:00 p.m. (New York City time) to be a non-conforming payment. Any such payment shall not be deemed to have been received by Administrative Agent until the later of (i) the time such funds become available funds, and (ii) the applicable next Business Day. Administrative Agent shall give prompt telephonic notice to Borrower and each applicable Lender (confirmed in writing) if any payment is non-conforming. Any non-conforming payment may constitute or become a Default or Event of Default in accordance with the terms of Section 8.1(a). Interest shall continue to accrue on any principal as to which a non-conforming payment is made until such funds become available funds (but in no event less than the period from the date of such payment to the next succeeding applicable Business Day) at the rate determined pursuant to Section 2.10 from the date such amount was due and payable until the date such amount is paid in full.

(h) If an Event of Default shall have occurred and not otherwise been waived, and the maturity of the Obligations shall have been accelerated pursuant to Section 8.1, all payments or proceeds received by Agents hereunder in respect of any of the Obligations, shall be applied in accordance with the application arrangements described in Section 9.2 of the Pledge and Security Agreement.

2.17. Ratable Sharing. Lenders hereby agree among themselves that if any of them shall, whether by voluntary payment (other than a voluntary prepayment of Loans made

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and applied in accordance with the terms hereof), through the exercise of any right of set-off or banker’s lien, by counterclaim or cross action or by the enforcement of any right under the Credit Documents or otherwise, or as adequate protection of a deposit treated as cash collateral under the Bankruptcy Code, receive payment or reduction of a proportion of the aggregate amount of principal, interest, amounts payable in respect of Letters of Credit, fees and other amounts then due and owing to such Lender hereunder or under the other Credit Documents (collectively, the “Aggregate Amounts Due” to such Lender) which is greater than the proportion received by any other Lender in respect of the Aggregate Amounts Due to such other Lender, then the Lender receiving such proportionately greater payment shall (a) notify Administrative Agent and each other Lender of the receipt of such payment and (b) apply a portion of such payment to purchase participations (which it shall be deemed to have purchased from each seller of a participation simultaneously upon the receipt by such seller of its portion of such payment) in the Aggregate Amounts Due to the other Lenders so that all such recoveries of Aggregate Amounts Due shall be shared by all Lenders in proportion to the Aggregate Amounts Due to them; provided, if all or part of such proportionately greater payment received by such purchasing Lender is thereafter recovered from such Lender upon the bankruptcy or reorganization of Borrower or otherwise, those purchases shall be rescinded and the purchase prices paid for such participations shall be returned to such purchasing Lender ratably to the extent of such recovery, but without interest. Borrower expressly consents to the foregoing arrangement and agrees that any holder of a participation so purchased may exercise any and all rights of banker’s lien, set-off or counterclaim with respect to any and all monies owing by Borrower to that holder with respect thereto as fully as if that holder were owed the amount of the participation held by that holder. The provisions of this Section 2.17 shall not be construed to apply to (a) any payment made by Borrower pursuant to and in accordance with the express terms of this Agreement or (b) any payment obtained by any Lender as consideration for the assignment or sale of a participation in any of its Loans or other Obligations owed to it.

2.18. Making or Maintaining Eurodollar Rate Loans.

(a) Inability to Determine Applicable Interest Rate. In the event that Administrative Agent shall have determined (which determination shall be final and conclusive and binding upon all parties hereto), on any Interest Rate Determination Date with respect to any Eurodollar Rate Loans, that by reason of circumstances affecting the London interbank market adequate and fair means do not exist for ascertaining the interest rate applicable to such Loans on the basis provided for in the definition of Adjusted Eurodollar Rate, Administrative Agent shall on such date give notice (by telefacsimile or by telephone confirmed in writing) to Borrower and each Lender of such determination, whereupon (i) no Loans may be made as, or converted to, Eurodollar Rate Loans until such time as Administrative Agent notifies Borrower and Lenders that the circumstances giving rise to such notice no longer exist, and (ii) any Funding Notice or Conversion/Continuation Notice given by Borrower with respect to the Loans in respect of which such determination was made shall be deemed to be rescinded by Borrower.

(b) Illegality or Impracticability of Eurodollar Rate Loans. In the event that on any date any Lender shall have determined (which determination shall be final and conclusive and binding upon all parties hereto but shall be made only after consultation with Borrower and Administrative Agent) that the making, maintaining or continuation of its Eurodollar Rate Loans

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(i) has become unlawful as a result of compliance by such Lender in good faith with any law, treaty, governmental rule, regulation, guideline or order (or would conflict with any such treaty, governmental rule, regulation, guideline or order not having the force of law even though the failure to comply therewith would not be unlawful), or (ii) has become impracticable, as a result of contingencies occurring after the date hereof which materially and adversely affect the London interbank market or the position of such Lender in that market, then, and in any such event, such Lender shall be an “Affected Lender” and it shall on that day give notice (by telefacsimile or by telephone confirmed in writing) to Borrower and Administrative Agent of such determination (which notice Administrative Agent shall promptly transmit to each other Lender). Thereafter (1) the obligation of the Affected Lender to make Loans as, or to convert Loans to, Eurodollar Rate Loans shall be suspended until such notice shall be withdrawn by the Affected Lender, (2) to the extent such determination by the Affected Lender relates to a Eurodollar Rate Loan then being requested by Borrower pursuant to a Funding Notice or a Conversion/Continuation Notice, the Affected Lender shall make such Loan as (or continue such Loan as or convert such Loan to, as the case may be) a Base Rate Loan, (3) the Affected Lender’s obligation to maintain its outstanding Eurodollar Rate Loans (the “Affected Loans”) shall be terminated at the earlier to occur of the expiration of the Interest Period then in effect with respect to the Affected Loans or when required by law, and (4) the Affected Loans shall automatically convert into Base Rate Loans on the date of such termination. Notwithstanding the foregoing, to the extent a determination by an Affected Lender as described above relates to a Eurodollar Rate Loan then being requested by Borrower pursuant to a Funding Notice or a Conversion/Continuation Notice, Borrower shall have the option, subject to the provisions of Section 2.18(c), to rescind such Funding Notice or Conversion/Continuation Notice as to all Lenders by giving notice (by telefacsimile or by telephone confirmed in writing) to Administrative Agent of such rescission on the date on which the Affected Lender gives notice of its determination as described above (which notice of rescission Administrative Agent shall promptly transmit to each other Lender). Except as provided in the immediately preceding sentence, nothing in this Section 2.18(b) shall affect the obligation of any Lender other than an Affected Lender to make or maintain Loans as, or to convert Loans to, Eurodollar Rate Loans in accordance with the terms hereof

(c) Compensation for Breakage or Non-Commencement of Interest Periods. Borrower shall compensate each Lender, upon written request by such Lender (which request shall set forth the basis for requesting such amounts), for all reasonable losses, expenses and liabilities (including any interest paid by such Lender to lenders of funds borrowed by it to make or carry its Eurodollar Rate Loans and any loss, expense or liability sustained by such Lender in connection with the liquidation or re-employment of such funds but excluding loss of anticipated profits) which such Lender may sustain: (i) if for any reason (other than a default by such Lender) a borrowing of any Eurodollar Rate Loan does not occur on a date specified therefor in a Funding Notice or a telephonic request for borrowing, or a conversion to or continuation of any Eurodollar Rate Loan does not occur on a date specified therefor in a Conversion/Continuation Notice or a telephonic request for conversion or continuation; (ii) if any prepayment or other principal payment of, or any conversion or (pursuant to Section 2.24(b)) assignment of, any of its Eurodollar Rate Loans occurs on a date prior to the last day of an Interest Period applicable to that Loan; or (iii) if any prepayment of any of its Eurodollar Rate Loans is not made on any date specified in a notice of prepayment given by Borrower (notwithstanding that such notice may subsequently be rescinded to the extent permitted by Section 2.13).

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(d) Booking of Eurodollar Rate Loans. Any Lender may make, carry or transfer Eurodollar Rate Loans at, to, or for the account of any of its branch offices or the office of an Affiliate of such Lender.

(e) Assumptions Concerning Funding of Eurodollar Rate Loans. Calculation of all amounts payable to a Lender under this Section 2.18 and under Section 2.19 shall be made as though such Lender had actually funded each of its relevant Eurodollar Rate Loans through the purchase of a Eurodollar deposit bearing interest at the rate obtained pursuant to clause (i) of the definition of Adjusted Eurodollar Rate in an amount equal to the amount of such Eurodollar Rate Loan and having a maturity comparable to the relevant Interest Period and through the transfer of such Eurodollar deposit from an offshore office of such Lender to a domestic office of such Lender in the United States of America; provided, however, each Lender may fund each of its Eurodollar Rate Loans in any manner it sees fit and the foregoing assumptions shall be utilized only for the purposes of calculating amounts payable under this Section 2.18 and under Section 2.19.

2.19. Increased Costs; Capital Adequacy.

(a) Compensation For Increased Costs and Taxes. Subject to the provisions of Section 220 (which shall be controlling with respect to the matters covered thereby), in the event that any Lender (which term shall include Issuing Lender for purposes of this Section 2.19(a)) shall determine (which determination shall, absent manifest error, be final and conclusive and binding upon all parties hereto) that any law, treaty or governmental rule, regulation or order, or any change therein or in the interpretation, administration or application thereof (including the introduction of any new law, treaty or governmental rule, regulation or order), or any determination of a court or governmental authority, in each case that becomes effective after the date hereof, or compliance by such Lender with any guideline, request or directive issued or made after the date hereof by any central bank or other governmental or quasi-governmental authority (whether or not having the force of law): (i) without duplication of Section 2.20, subjects such Lender (or its applicable lending office) to any additional Tax (other than any Excluded Tax (as defined below)) with respect to this Agreement or any of the other Credit Documents or any of its obligations hereunder or thereunder or any payments to such Lender (or its applicable lending office) of principal, interest, fees or any other amount payable hereunder; (ii) imposes, modifies or holds applicable any reserve (including any marginal, emergency, supplemental, special or other reserve), special deposit, compulsory loan, FDIC insurance or similar requirement against assets held by, or deposits or other liabilities in or for the account of, or advances or loans by, or other credit extended by, or any other acquisition of funds by, any office of such Lender (other than any such reserve or other requirements with respect to Eurodollar Rate Loans that are reflected in the definition of Adjusted Eurodollar Rate); or (iii) imposes any other condition (other than with respect to a Tax matter) on or affecting such Lender (or its applicable lending office) or its obligations hereunder or the London interbank market; and the result of any of the foregoing is to increase the cost to such Lender of agreeing to make, making or maintaining Loans hereunder or to reduce any amount received or receivable by such Lender (or its applicable lending office) with respect thereto; then, in any such case, Borrower shall promptly pay to such Lender, upon receipt of the statement referred to in the next sentence, such additional amount or amounts (in the form of an increased rate of, or a different

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method of calculating, interest or otherwise as such Lender in its sole discretion shall determine) as may be necessary to compensate such Lender for any such increased cost or reduction in amounts received or receivable hereunder. Such Lender shall deliver to Borrower (with a copy to Administrative Agent) a written statement, setting forth in reasonable detail the basis for calculating the additional amounts owed to such Lender under this Section 2.19(a), which statement shall be conclusive and binding upon all parties hereto absent manifest error.

(b) Capital Adequacy Adjustment. In the event that any Lender (which term shall include Issuing Lender for purposes of this Section 2.19(b)) shall have determined that the adoption, effectiveness, phase-in or applicability after the Closing Date of any law, rule or regulation (or any provision thereof) regarding capital adequacy, or any change therein or in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Lender (or its applicable lending office) with any guideline, request or directive regarding capital adequacy (whether or not having the force of law) of any such Governmental Authority, central bank or comparable agency, has or would have the effect of reducing the rate of return on the capital of such Lender or any corporation controlling such Lender as a consequence of, or with reference to, such Lender’s Loans or Revolving Commitments or Letters of Credit, or participations therein or other obligations hereunder with respect to the Loans or the Letters of Credit to a level below that which such Lender or such controlling corporation could have achieved but for such adoption, effectiveness, phase-in, applicability, change or compliance (taking into consideration the policies of such Lender or such controlling corporation with regard to capital adequacy), then from time to time, within five Business Days after receipt by Borrower from such Lender of the statement referred to in the next sentence, Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or such controlling corporation on an after-tax basis for such reduction. Such Lender shall deliver to Borrower (with a copy to Administrative Agent) a written statement, setting forth in reasonable detail the basis for calculating the additional amounts owed to Lender under this Section 2.19(b), which statement shall be conclusive and binding upon all parties hereto absent manifest error. Notwithstanding the foregoing, the Borrower shall not be required to compensate a Lender or the Issuing Lender pursuant to this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender or the Issuing Lender, as the case may be, notifies the Borrower of the change giving rise to such increased costs or reductions and of such Lender’s or the Issuing Lender’s intention to claim compensation therefor (except that, if the change giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof).

2.20. Taxes; Withholding, Etc.

(a) Payments to Be Free and Clear. All sums payable by or on behalf of any Credit Party hereunder and under the other Credit Documents shall (except to the extent required by law) be paid free and clear of, and without any deduction or withholding on account of, any Tax imposed, levied, collected, withheld or assessed by or within the United States of America or any political subdivision in or of the United States of America or any other jurisdiction from or to which a payment is made by or on behalf of any Credit Party or by any federation or organization of which the United States of America or any such jurisdiction is a member at the

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time of payment, excluding (i) net income (however denominated) or franchise (or similar) Taxes imposed on any Lender, Issuing Lender or Agent (or any transferee or assignee thereof, including a participation holder (any such entity, a “Transferee”), (ii) any branch profits Taxes imposed by the United States or any similar Tax imposed by any other jurisdiction in which a Lender, Issuing Lender, Agent, Transferee or Credit Party is located, (iii) any Taxes imposed by a jurisdiction as a result of any connection between a Lender, Issuing Lender, Agent, Transferee, or Credit Party and such jurisdiction other than the connection arising from executing or entering into any Loan Document or any of the transactions contemplated by any Loan Document, and (iv) in the case of any amount payable hereunder to a Non-U.S. Person, any withholding Tax that is imposed at the time such Non-U.S. Person becomes a party hereto or designates a new lending office (except to the extent the assignor of an interest to such Non-U.S. Person was entitled to payments under this Section 2.20) or, in the case of both U.S. and Non-U.S. Person, is attributable to a failure or inability (other than any inability arising after it becomes a party hereto) to comply with this Section 2.20. For the purposes of this Agreement, Taxes referred to in (i), (ii), (iii), or (iv) are “Excluded Taxes”.

(b) Withholding of Taxes. If any Credit Party or any other Person is required by law to make any deduction or withholding on account of any Tax other than an Excluded Tax from any sum paid or payable by any Credit Party to Administrative Agent or any Lender (which term shall include Issuing Lender and any Transferee for purposes of this Section 2.20(b)) under any of the Credit Documents: (i) Borrower shall notify Administrative Agent of any such requirement or any change in any such requirement as soon as Borrower becomes aware of it; (ii) Borrower shall pay any such Tax before the date on which penalties attach thereto, such payment to be made (if the liability to pay is imposed on any Credit Party) for its own account or (if that liability is imposed on Administrative Agent or such Lender, as the case may be) on behalf of and in the name of Administrative Agent or such Lender; (iii) the sum payable by such Credit Party in respect of which the relevant deduction, withholding or payment is required shall be increased to the extent necessary to ensure that, after the making of that deduction, withholding or payment, Administrative Agent or such Lender, as the case may be, receives on the due date a net sum equal to what it would have received had no such deduction, withholding or payment been required or made; and (iv) within thirty days after paying any sum from which it is required by law to make any deduction or withholding, and within thirty days after the due date of payment of any Tax which it is required by clause (ii) above to pay, Borrower shall deliver to Administrative Agent evidence satisfactory to the other affected parties of such deduction, withholding or payment and of the remittance thereof to the relevant taxing or other authority. If the Administrative Agent or a Lender determines, in its sole discretion, that it has received a refund of any non-Excluded Taxes or other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section 2.20, it shall pay to the Borrower an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section 2.20 with respect to the non-Excluded Taxes or other Taxes giving rise to such refund), net of all out-of-pocket expenses of the Administrative Agent or such Lender, as the case may be, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that (i) the Borrower, upon the request of the Administrative Agent or such Lender, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender in the event the Administrative Agent or such Lender is required to repay

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such refund to such Governmental Authority and (ii) nothing herein contained shall interfere with the right of a Lender or the Administrative Agent to arrange its Tax affairs in whatever manner it thinks fit nor oblige any Lender or the Administrative Agent to claim any Tax refund or to make available its Tax returns or disclose any information relating to its Tax affairs or any computations in respect thereof or require any Lender or the Administrative Agent to do anything that would prejudice its ability to benefit from any other refunds, credits, reliefs, remissions or repayments to which it may be entitled.

(c) Evidence of Exemption From U.S. Withholding Tax. Each Lender that is not a United States Person (as such term is defined in Section 7701(a)(30) of the Internal Revenue Code) for U.S. federal income tax purposes (a “Non-US Lender”) shall deliver to Administrative Agent for transmission to Borrower, on or prior to the Closing Date (in the case of each Lender listed on the signature pages hereof on the Closing Date) or on or prior to the date of the Assignment Agreement pursuant to which it becomes a Lender (in the case of each other Lender), and at such other times as may be necessary in the determination of Borrower or Administrative Agent (each in the reasonable exercise of its discretion), (i) two original copies of Internal Revenue Service Form W-8BEN, W-8ECI and/or W¬8IMY (or, in each case, any successor forms), properly completed and duly executed by such Lender, and such other documentation required under the Internal Revenue Code and reasonably requested by Borrower to establish that such Lender is not subject to deduction or withholding of United States federal income tax with respect to any payments to such Lender of principal, interest, fees or other amounts payable under any of the Credit Documents, or (ii) if such Lender is not a “bank” or other Person described in Section 881(c)(3) of the Internal Revenue Code, a Certificate re Non-Bank Status together with two original copies of Internal Revenue Service Form W-8BEN (or any successor form), properly completed and duly executed by such Lender, and such other documentation required under the Internal Revenue Code and reasonably requested by Borrower to establish that such Lender is not subject to deduction or withholding of United States federal income tax with respect to any payments to such Lender of interest payable under any of the Credit Documents. Each Lender that is a United States person (as such term is defined in Section 7701(a)(30) of the Internal Revenue Code) for United States federal income tax purposes (a “U.S. Lender”) shall deliver to Administrative Agent and Borrower on or prior to the Closing Date (or, if later, on or prior to the date on which such Lender becomes a party to this Agreement) two original copies of Internal Revenue Service Form W-9 (or any successor form), properly completed and duly executed by such Lender, certifying that such U.S. Lender is entitled to an exemption from United States backup withholding tax, or otherwise prove that it is entitled to such an exemption. Each Lender required to deliver any forms, certificates or other evidence with respect to United States federal income tax withholding matters pursuant to this Section 2.20(c) hereby agrees, from time to time after the initial delivery by such Lender of such forms, certificates or other evidence, whenever a lapse in time or change in circumstances renders such forms, certificates or other evidence obsolete or inaccurate in any material respect, that such Lender shall promptly deliver to Administrative Agent for transmission to Borrower two new original copies of Internal Revenue Service Form W-8BEN, W-8ECI and/or W¬8IMY (or, in each case, any successor form), or a Certificate re Non-Bank Status and two original copies of Internal Revenue Service Form W-8BEN (or any successor form), as the case may be, properly completed and duly executed by such Lender, and such other documentation required under the Internal Revenue Code and reasonably requested by Borrower to confirm or establish that such Lender is not subject to deduction or withholding of United States federal income tax

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with respect to payments to such Lender under the Credit Documents, or notify Administrative Agent and Borrower of its inability to deliver any such forms, certificates or other evidence. Borrower shall not be required to pay any additional amount to any Lender under Section 2.20(b)(iii) if such Lender shall have failed (1) to deliver the forms, certificates or other evidence referred to in the first sentence of this Section 2.20(c), or (2) to notify Administrative Agent and Borrower of its inability to deliver any such forms, certificates or other evidence, as the case may be; provided, if such Lender shall have satisfied the requirements of the first sentence of this Section 2.20(c) on the Closing Date, on the designation of a new lending office or on the date of the Assignment Agreement pursuant to which it became a Lender, as applicable, nothing in this last sentence of Section 2.20(c) shall relieve Borrower of its obligation to pay any additional amounts pursuant this Section 2.20 in the event that, as a result of any change in any applicable law, treaty or governmental rule, regulation or order, or any change in the interpretation, administration or application thereof, such Lender is no longer properly entitled to deliver forms, certificates or other evidence at a subsequent date establishing the fact that such Lender is not subject to withholding as described herein.

2.21. Obligation to Mitigate. Each Lender (which term shall include Issuing Lender for purposes of this Section 2.21) agrees that, as promptly as practicable after the officer of such Lender responsible for administering its Loans or Letters of Credit, as the case may be, becomes aware of the occurrence of an event or the existence of a condition that would cause such Lender to become an Affected Lender or that would entitle such Lender to receive payments under Section 2.18, 2.19 or 2.20, it will, to the extent not inconsistent with the internal policies of such Lender and any applicable legal or regulatory restrictions, use reasonable efforts to (a) make, issue, fund or maintain its Credit Extensions, including any Affected Loans, through another office of such Lender, or (b) take such other measures as such Lender may deem reasonable, if as a result thereof the circumstances which would cause such Lender to be an Affected Lender would cease to exist or the additional amounts which would otherwise be required to be paid to such Lender pursuant to Section 2.18, 2.19 or 2.20 would be materially reduced and if, as determined by such Lender in its sole discretion, the making, issuing, funding or maintaining of such Revolving Commitments, Loans or Letters of Credit through such other office or in accordance with such other measures, as the case may be, would not otherwise adversely affect such Revolving Commitments, Loans or Letters of Credit or the interests of such Lender; provided, such Lender will not be obligated to utilize such other office pursuant to this Section 2.21 unless Borrower agrees to pay all incremental expenses incurred by such Lender as a result of utilizing such other office as described above. A certificate as to the amount of any such expenses payable by Borrower pursuant to this Section 2.21 (setting forth in reasonable detail the basis for requesting such amount) submitted by such Lender to Borrower (with a copy to Administrative Agent) shall be conclusive absent manifest error.

2.22. Defaulting Lenders. Anything contained herein to the contrary notwithstanding, in the event that any Lender, other than at the direction or request of any regulatory agency or authority, defaults (a “Defaulting Lender”) in its obligation to fund (a “Funding Default”) any Revolving Loan or its portion of any unreimbursed payment under Section 2.3(b)(iv) or 2.4(e) (in each case, a “Defaulted Loan”), then (a) during any Default Period with respect to such Defaulting Lender, such Defaulting Lender shall be deemed not to be

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a “Lender” for purposes of voting on any matters (including the granting of any consents or waivers) with respect to any of the Credit Documents; (b) to the extent permitted by applicable law, until such time as the Default Excess with respect to such Defaulting Lender shall have been reduced to zero, (i) any voluntary prepayment of the Revolving Loans shall, if Borrower so directs at the time of making such voluntary prepayment, be applied to the Revolving Loans of other Lenders as if such Defaulting Lender had no Revolving Loans outstanding and the Revolving Exposure of such Defaulting Lender were zero, and (ii) any mandatory prepayment of the Revolving Loans shall, if Borrower so directs at the time of making such mandatory prepayment, be applied to the Revolving Loans of other Lenders (but not to the Revolving Loans of such Defaulting Lender) as if such Defaulting Lender had funded all Defaulted Loans of such Defaulting Lender, it being understood and agreed that Borrower shall be entitled to retain any portion of any mandatory prepayment of the Revolving Loans that is not paid to such Defaulting Lender solely as a result of the operation of the provisions of this clause (b); (c) such Defaulting Lender’s Revolving Commitment and outstanding Revolving Loans and such Defaulting Lender’s Pro Rata Share of the Letter of Credit Usage shall be excluded for purposes of calculating the Revolving Commitment fee payable to Lenders in respect of any day during any Default Period with respect to such Defaulting Lender, and such Defaulting Lender shall not be entitled to receive any Revolving Commitment fee pursuant to Section 2.11 with respect to such Defaulting Lender’s Revolving Commitment in respect of any Default Period with respect to such Defaulting Lender; provided, that if any Lender incurs a Funding Default at the direction or request of any regulatory agency or authority (each a “Regulated Lender”), such Regulated Lender shall additionally be subject to this clause (c) and such Regulated Lender shall not be entitled to receive any Revolving Commitment fee pursuant to Section 2.11 with respect to such Regulated Lender’s Revolving Commitment in respect of any Default Period with respect to such Regulated Lender; and (d) the Total Utilization of Revolving Commitments as at any date of determination shall be calculated as if such Defaulting Lender or Regulated Lender had funded all Defaulted Loans of such Defaulting Lender or, as applicable, all Loans of such Regulated Lender. No Revolving Commitment of any Lender shall be increased or otherwise affected, and, except as otherwise expressly provided in this Section 2.22, performance by Borrower of its obligations hereunder and the other Credit Documents shall not be excused or otherwise modified as a result of any Funding Default or the operation of this Section 2.22. The rights and remedies against a Defaulting Lender under this Section 2.22 are in addition to other rights and remedies which Borrower may have against such Defaulting Lender with respect to any Funding Default and which Administrative Agent or any Lender may have against such Defaulting Lender with respect to any Funding Default.

2.23. Removal or Replacement of a Lender. Anything contained herein to the contrary notwithstanding, in the event that: (a) (i) any Lender (an “Increased-Cost Lender”) shall give notice to Borrower that such Lender is an Affected Lender or that such Lender is entitled to receive payments under Section 2.18, 2.19 or 2.20, (ii) the circumstances which have caused such Lender to be an Affected Lender or which entitle such Lender to receive such payments shall remain in effect, and (iii) such Lender shall fail to withdraw such notice within five Business Days after Borrower’s request for such withdrawal; or (b) (i) any Lender shall become a Defaulting Lender, (ii) the Default Period for such Defaulting Lender shall remain in effect, and (iii) such Defaulting Lender shall fail to cure the default as a result of which it has become a Defaulting Lender within five Business Days after Borrower’s

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request that it cure such default; (c) (i) any Lender shall become a Regulated Lender, (ii) the Default Period for such Regulated Lender shall remain in effect, and (iii) such Regulated Lender shall fail to cure the Funding Default as a result of which it has become a Regulated Lender within five Business Days after Borrower’s request that it cure such Funding Default; or (d) in connection with any proposed amendment, modification, termination, waiver or consent with respect to any of the provisions hereof as contemplated by Section 10.5(b), the consent of Requisite Lenders shall have been obtained but the consent of one or more of such other Lenders (each a “Non-Consenting Lender”) whose consent is required shall not have been obtained; then, with respect to each such Increased-Cost Lender, Defaulting Lender, Regulated Lender or Non-Consenting Lender (the “Terminated Lender”), Borrower may, by giving written notice to Administrative Agent and any Terminated Lender of its election to do so, elect to cause such Terminated Lender (and such Terminated Lender hereby irrevocably agrees) to assign its outstanding Loans and its Revolving Commitments, if any, in full to one or more Eligible Assignees (each a “Replacement Lender”) in accordance with the provisions of Section 10.6 and Borrower shall pay the fees, if any, payable thereunder in connection with any such assignment from an Increased Cost Lender, a Non-Consenting Lender or a Regulated Lender and the Defaulting Lender shall pay the fees, if any, payable thereunder in connection with any such assignment from such Defaulting Lender; provided, (1) on the date of such assignment, the Replacement Lender shall pay to Terminated Lender an amount equal to the sum of (A) an amount equal to the principal of, and all accrued interest on, all outstanding Loans of the Terminated Lender, (B) an amount equal to all unreimbursed drawings that have been funded by such Terminated Lender, together with all then unpaid interest with respect thereto at such time and (C) an amount equal to all accrued, but theretofore unpaid fees owing to such Terminated Lender pursuant to Section 2.11; (2) on the date of such assignment, Borrower shall pay any amounts payable to such Terminated Lender pursuant to Section 2.18(c), 2.19 or 2.20; or otherwise as if it were a prepayment, together with (if in connection with a Repricing Event) any Applicable Prepayment Premium that would be required pursuant to Section 2.13(c); and (3) in the event such Terminated Lender is a Non-Consenting Lender, each Replacement Lender shall consent, at the time of such assignment, to each matter in respect of which such Terminated Lender was a Non-Consenting Lender; and provided, further, Borrower may not make such election with respect to any Terminated Lender that is also an Issuing Lender unless, prior to the effectiveness of such election, Borrower shall have made arrangements reasonably satisfactory to the Issuing Lender (including the furnishing of a back-up standby letter of credit in form and substance, and issued by an issuer reasonably satisfactory to such Issuing Lender or the depositing of cash collateral into a cash collateral account in amounts and pursuant to arrangements reasonably satisfactory to the Issuing Lender) for each outstanding Letter of Credit issued thereby or caused each such Letter of Credit to be cancelled. Upon the prepayment of all amounts owing to any Terminated Lender and the termination of such Terminated Lender’s Revolving Commitments, if any, such Terminated Lender shall no longer constitute a “Lender” for purposes hereof; provided, any rights of such Terminated Lender to indemnification hereunder shall survive as to such Terminated Lender. Each Lender agrees that if the Borrower exercises its option hereunder to cause an assignment by such Lender as a Non-Consenting Lender or Terminated Lender, such Lender shall, promptly after receipt of written notice of such election, execute and deliver all documentation necessary to effectuate such assignment in accordance with Section 10.6. In the event that a Lender does not comply with the requirements of the immediately preceding sentence within one Business Day after receipt of such notice, each

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Lender hereby authorizes and directs the Administrative Agent to execute and deliver such documentation as may be required to give effect to an assignment in accordance with Section 10.6 on behalf of a Non-Consenting Lender or Terminated Lender and any such documentation so executed by the Administrative Agent shall be effective for purposes of documenting an assignment pursuant to Section 10.6.

2.24. Incremental Facilities.

(a) Borrower may at any time or from time to time after the Closing Date, by written notice to Syndication Agent and Administrative Agent elect to request (A) prior to the Revolving Commitment Termination Date, one or more increases to the existing Revolving Loan Commitments (any such increase, the “New Revolving Loan Commitments”) and/or (B) the establishment of one or more new term loan commitments (the “New Term Loan Commitments”), by an amount not in excess of $50,000,000 in the aggregate and not less than $10,000,000 individually (or such lesser amount which shall be approved by Administrative Agent or such lesser amount that shall constitute the difference between $50,000,000 and all such New Revolving Loan Commitments and New Term Loan Commitments obtained prior to such date), and integral multiples of $10,000,000 in excess of that amount. Each such notice shall specify (A) the date (each, an “Increased Amount Date”) on which Borrower proposes that the New Revolving Loan Commitments or New Term Loan Commitments, as applicable, shall be effective, which shall be a date not less than three (3) Business Days after the date on which such notice is delivered to Syndication Agent and (B) the identity of each Lender or other Person that is an Eligible Assignee (each, a “New Revolving Loan Lender” or “New Term Loan Lender”, as applicable) to whom Borrower proposes any portion of such New Revolving Loan Commitments or New Term Loan Commitments, as applicable, be allocated and the amounts of such allocations; provided, that Syndication Agent may elect or decline to arrange such New Revolving Loan Commitments or New Term Loan Commitments in its sole discretion and any Lender approached to provide all or a portion of the New Revolving Loan Commitments or New Term Loan Commitments may elect or decline, in its sole discretion, to provide a New Revolving Loan Commitment or a New Term Loan Commitment. Such New Revolving Loan Commitments or New Term Loan Commitments shall become effective, as of such Increased Amount Date; provided, that (1) no Default or Event of Default shall exist on such Increased Amount Date before or after giving effect to such New Revolving Loan Commitments or New Term Loan Commitments, as applicable; (2) both before and after giving effect to the making of any Series of New Term Loans, each of the conditions set forth in Section 3.2 shall be satisfied; (3) Borrower and its Subsidiaries shall be in pro forma compliance with each of the covenants set forth in Section 6.7(a) and (b) as of the last day of the most recently ended Fiscal Quarter after giving effect to such New Revolving Loan Commitments or New Term Loan Commitments, as applicable; (4) the New Revolving Loan Commitments or New Term Loan Commitments, as applicable, shall be effected pursuant to one or more Joinder Agreements executed and delivered by Holdings, Borrower, each New Revolving Loan Lender or New Term Loan Lender, as applicable, and Administrative Agent, and each of which shall be recorded in the Register and each New Revolving Loan Lender and New Term Loan Lender shall be subject to the requirements set forth in Section 2.20(c); (5) Borrower shall make any payments required pursuant to Section 2.18(c) in connection with the New Revolving Loan Commitments or New Term Loan Commitments, as applicable; and (6) Borrower shall deliver or cause to be delivered

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any legal opinions or other documents reasonably requested by Administrative Agent in connection with any such transaction. Notwithstanding the provisions of Section 10.5, the Joinder Agreement may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Credit Documents, to the extent not adversely affecting the rights of any Lender, Agent or Issuing Lender, as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section. Any New Term Loans made on an Increased Amount Date shall be designated a separate series (a “Series”) of New Term Loans for all purposes of this Agreement.

(b) On any Increased Amount Date on which New Revolving Loan Commitments are effected, subject to the satisfaction of the foregoing terms and conditions, (a) each of the Revolving Lenders shall assign to each of the New Revolving Loan Lenders, and each of the New Revolving Loan Lenders shall purchase from each of the Revolving Loan Lenders, at the principal amount thereof (together with accrued interest), such interests in the Revolving Loans outstanding on such Increased Amount Date as shall be necessary in order that, after giving effect to all such assignments and purchases, such Revolving Loans will be held by existing Revolving Loan Lenders and New Revolving Loan Lenders ratably in accordance with their Revolving Loan Commitments after giving effect to the addition of such New Revolving Loan Commitments to the Revolving Loan Commitments, (b) each New Revolving Loan Commitment shall be deemed for all purposes a Revolving Loan Commitment and each Loan made thereunder (a “New Revolving Loan”) shall be deemed, for all purposes, a Revolving Loan and (c) each New Revolving Loan Lender shall become a Lender with respect to the New Revolving Loan Commitment and all matters relating thereto. The Administrative Agent and the Lenders hereby agree that the minimum borrowing requirements contained elsewhere in this Agreement shall not apply to the transactions effected pursuant to the immediately preceding sentence.

(c) On any Increased Amount Date on which any New Term Loan Commitments of any Series are effective, subject to the satisfaction of the foregoing terms and conditions, (i) each New Term Loan Lender of any Series shall make a Loan to Borrower (a “New Term Loan”) in an amount equal to its New Term Loan Commitment of such Series, and (ii) each New Term Loan Lender of any Series shall become a Lender hereunder with respect to the New Term Loan Commitment of such Series and the New Term Loans of such Series made pursuant thereto.

(d) Administrative Agent shall notify Lenders promptly upon receipt of Borrower’s notice of each Increased Amount Date and in respect thereof (y) the New Revolving Loan Commitments and the New Revolving Loan Lenders or the Series of New Term Loan Commitments and the New Term Loan Lenders of such Series, as applicable, and (z) in the case of each notice to any Revolving Loan Lender, the respective interests in such Revolving Loan Lender’s Revolving Loans, in each case subject to the assignments contemplated by this Section.

(e) The terms and provisions of the New Term Loans and New Term Loan Commitments of any Series shall be as agreed between the Borrower and the New Term Loan Lenders providing such New Term Loans and New Term Loan Commitments, and, except as otherwise provided herein, to the extent such terms and provisions are not identical to the terms and conditions of the existing Tranche B Term Loans, shall be reasonably satisfactory to the

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Administrative Agent and the Syndication Agent. The terms and provisions of the New Revolving Loans shall be identical to the Revolving Loans. In any event (i) the Weighted Average Life to Maturity of all New Term Loans of any Series shall be no shorter than the Weighted Average Life to Maturity of the Tranche B Term Loans (except by virtue of amortization of or prepayment of the Tranche B Term Loans prior to such date of determination), (ii) the applicable New Term Loan Maturity Date of each Series shall be no earlier than the final maturity of the Tranche B Term Loans, (iii) the yield applicable to the New Term Loans of each Series shall be determined by Borrower and the applicable new Lenders and shall be set forth in each applicable Joinder Agreement; provided, however, that the yield applicable to the New Term Loans (after giving effect to all upfront or similar fees or original issue discount payable with respect to such New Term Loans) shall not be greater than the applicable yield payable pursuant to the terms of this Agreement as amended through the date of such calculation with respect to Tranche B Term Loans (including any upfront fees or original issue discount payable to the initial Lenders hereunder) plus 0.25% per annum (unless the interest rate with respect to the Tranche B Term Loans is concurrently increased so as to cause the then applicable yield under this Agreement on the Tranche B Term Loans to equal the yield then applicable to the New Term Loans (after giving effect to all upfront or similar fees or original issue discount payable with respect to such New Term Loans) minus 0.25%) and (iv) the Unused Availability under the Revolving Facility shall not be less than $20,000,000 after giving effect to any Series of New Term Loans and New Term Loan Commitments. Each Joinder Agreement may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Credit Documents as may be necessary or appropriate, in the opinion of Administrative Agent and the Borrower to effect the provision of this Section 2.24.

SECTION 3. CONDITIONS PRECEDENT

3.1. Closing Date. The obligation of each Lender to make a Credit Extension on the Closing Date is subject to the satisfaction, or waiver in accordance with Section 10.5, of the following conditions on or before June 30, 2008:

(a) Credit Documents. Administrative Agent and Arranger shall have received sufficient copies of each Credit Document originally executed or, except in the case of the Notes, if any, facsimiles (followed promptly by originals) and delivered by each applicable Credit Party.

(b) Organizational Documents; Incumbency. Administrative Agent and Arranger shall have received (i) copies of each Organizational Document executed and delivered by each Credit Party, as and to the extent applicable, and, to the extent applicable, certified as of a recent date by the appropriate governmental official, each dated the Closing Date or a recent date prior thereto; (ii) signature and incumbency certificates of the officers of such Person executing the Credit Documents to which it is a party; (iii) resolutions of the Board of Directors or similar governing body of each Credit Party approving and authorizing the execution, delivery and performance of this Agreement and the other Credit Documents to which it is a party, certified as of the Closing Date by its secretary or an assistant secretary as being in full force and effect without modification or amendment; and (iv) a good standing certificate from the applicable Governmental Authority of each Credit Party’s jurisdiction of incorporation,

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organization or formation and in each jurisdiction in which it is qualified as a foreign corporation or other entity to do business (except to the extent any such foreign qualification is not material to the business of such Credit Party), each dated a recent date prior to the Closing Date.

(c) Capitalization and Consummation of Transactions. On or before the Closing Date:

(i) Administrative Agent and Arranger shall have received evidence that the Equity Contribution shall have been made, and the Borrower shall have received the proceeds of the Equity Contribution in the aggregate amount required by the Commitment Letter;

(ii) the Holdings Notes Indenture shall have been entered into and shall be effective, and the Borrower shall have received, or substantially concurrently with the initial borrowings under this Agreement, shall receive, gross proceeds of the Holdings Notes on the Closing Date in an aggregate amount of not less than $110,000,000 (or the conditions to the issuance of the Holdings Notes, other than the funding of the initial borrowings under this Agreement or the satisfaction of the conditions set forth in this Section 3.1, shall have been satisfied or substantially concurrently with the initial borrowings under this Agreement shall be satisfied);

(iii) the Subordinated Notes Indenture shall have been entered into and shall be effective, the Borrower shall have received, or substantially concurrently with the initial borrowings under this Agreement, shall receive, gross proceeds of the Subordinated Notes on the Closing Date in an aggregate amount of not less than $300,000,000 (or the conditions to the issuance of the Subordinated Notes, other than the funding of the initial borrowings under this Agreement or the satisfaction of the conditions set forth in this Section 3.1, shall have been satisfied or substantially concurrently with the initial borrowings under this Agreement shall be satisfied);

(iv) (x) The aggregate proceeds of the Equity Contribution, together with the proceeds of the Holdings Notes, the Subordinated Notes, the initial borrowings under this Agreement and available Cash of the Acquired Business, shall be sufficient to consummate the Acquisition and the Refinancing and to pay the Transaction Costs, (y) the Acquisition shall have been consummated, or substantially concurrently with the initial borrowings under this Agreement shall be consummated, in accordance with the terms of the Acquisition Agreement and (z) all conditions to the Acquisition set forth in the Acquisition Agreement shall have been satisfied or duly waived; provided, however, that no provision of the Acquisition Agreement shall have been waived or modified in a manner which is material and adverse to the interests of the Lenders without the consent of the Arranger (such consent not to be unreasonably withheld);

(v) Holdings and its Subsidiaries shall have (i) repaid in full all Existing Indebtedness, (ii) terminated any commitments to lend or make other extensions of credit thereunder, (iii) delivered to Administrative Agent all documents or instruments necessary to release all Liens (if any) securing Existing Indebtedness or other obligations of Holdings and its Subsidiaries thereunder being repaid on the Closing Date, and (iv)

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made arrangements reasonably satisfactory to Administrative Agent and Arranger with respect to the cancellation of any letters of credit outstanding thereunder or the issuance of Letters of Credit to support the obligations of Holdings and its Subsidiaries with respect thereto; and

(vi) Administrative Agent and Arranger shall each have received a fully executed copy of the Acquisition Agreement and each other Related Agreement and any material documents executed in connection therewith as the Administrative Agent and Arranger shall reasonably request, certified as complete and correct by an Authorized Officer of the Borrower.

(d) Real Estate Assets. In order to create in favor of Collateral Agent, for the benefit of Secured Parties, a valid and, subject to any filing and/or recording referred to herein, perfected First Priority security interest in certain Real Estate Assets, the Borrower and each applicable Guarantor shall have used commercially reasonable efforts to deliver the following to the Collateral Agent on or prior to the Closing Date:

(i) fully executed and notarized Mortgages, in proper form for recording in all appropriate places in all applicable jurisdictions, encumbering each Real Estate Asset listed in Schedule 3.1(d) (each, a “Closing Date Mortgaged Property”);

(ii) an opinion of counsel (which counsel shall be reasonably satisfactory to Collateral Agent) in each state in which a Closing Date Mortgaged Property is located with respect to the enforceability of the form(s) of Mortgages to be recorded in such state and such other matters as Collateral Agent may reasonably request, in each case in form and substance reasonably satisfactory to Collateral Agent;

(iii) in the case of each Leasehold Property that is a Closing Date Mortgaged Property, (1) a Landlord Consent and Estoppel and (2) evidence that such Leasehold Property is a Recorded Leasehold Interest;

(iv) (a) ALTA mortgagee title insurance policies or unconditional commitments therefor issued by one or more title companies reasonably satisfactory to Collateral Agent with respect to each Closing Date Mortgaged Property (each, a “Title Policy”), in amounts not less than the fair market value of each Closing Date Mortgaged Property, and copies of all recorded documents listed as exceptions to title or otherwise referred to therein, each in form and substance reasonably satisfactory to Collateral Agent and (B) evidence reasonably satisfactory to Collateral Agent that such Credit Party has paid to the title company or to the appropriate governmental authorities all expenses and premiums of the title company and all other sums required in connection with the issuance of each Title Policy and all recording and stamp taxes (including mortgage recording and intangible taxes) payable in connection with recording the Mortgages for each Closing Date Mortgaged Property in the appropriate real estate records;
(v) flood certifications with respect to all Closing Date Mortgaged Properties and evidence of flood insurance with respect to each Flood Hazard Property that is located in a community that participates in the National Flood Insurance Program, in each case in compliance with any applicable regulations of the Board of Governors, in form and substance reasonably satisfactory to Collateral Agent;

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(vi) to the extent that any Title Policy obtained pursuant to clause (iv) above contains any survey-related exception or similar requirement, ALTA surveys of all such Closing Date Mortgaged Properties which are not Leasehold Properties, certified to Collateral Agent and dated not more than thirty days prior to the Closing Date, satisfactory for removal of such exception or insurance over such exception; and

(vii) reports and other information, in form, scope and substance reasonably satisfactory to Administrative Agent and Arranger, regarding environmental matters relating to each Closing Date Mortgaged Property.

(e) Personal Property Collateral. In order to create in favor of Collateral Agent, for the benefit of Secured Parties, a valid, perfected First Priority security interest in the personal property Collateral, each Credit Party shall have delivered to Collateral Agent:

(i) executed counterparts to the Pledge and Security Agreement, the Foreign Pledge Agreements and the other Collateral Documents, and delivery of originals of securities, instruments and chattel paper and any Deposit Account Control Agreements and/or Securities Account Control Agreements as provided therein;

(ii) a completed Collateral Questionnaire dated the Closing Date and executed by an Authorized Officer of each Credit Party, together with all attachments contemplated thereby;

(iii) fully executed Intellectual Property Security Agreements, in proper form for filing or recording in the United States Patent and Trademark Office or the United States Copyright Office, as applicable, memorializing and recording the encumbrance of the Intellectual Property Assets listed on Schedule 5.2 to the Pledge and Security Agreement;

(iv) opinions of counsel (which counsel shall be reasonably satisfactory to Collateral Agent) with respect to the creation and perfection of the security interests in favor of Collateral Agent in such Collateral pursuant to any Foreign Pledge Agreement and such other matters governed by the laws of each jurisdiction in which any Credit Party is located or in which any direct Foreign Subsidiary of any Credit Party is organized (including Canada, England and Wales, and Ireland with respect to the Foreign Pledge Agreements, and which, in the case of England and Wales and Ireland, shall be provided by counsel to the Collateral Agent) as Collateral Agent may reasonably request, in each case in form and substance reasonably satisfactory to Collateral Agent; and

(v) evidence that each Credit Party shall have taken or caused to be taken any other action, executed and delivered or caused to be executed and delivered any other agreement, document and instrument (including any intercompany notes evidencing Indebtedness permitted to be incurred pursuant to Section 6.1(b)) and made or caused to be made any other filing and recording (other than as set forth herein) reasonably required by Collateral Agent.

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(f) Financial Statements; Projections. Administrative Agent and Arranger shall have received from Holdings (i) the Historical Financial Statements, (ii) a pro forma consolidated balance sheet and related pro forma consolidated statement of income of the Borrower and its Subsidiaries as at the end of the Fiscal Quarter ended March 31, 2008, and reflecting the consummation of the Transactions and the other transactions contemplated by the Credit Documents to occur on or prior to the Closing Date, (iii) customary additional audited and unaudited financial statements for all recent, probable or pending acquisitions, if any, to the extent required by Regulation S-X for Form 5-1 registration statements and (iv) the Projections.

(g) Evidence of Insurance. Collateral Agent shall have received a certificate from Borrower’s insurance broker or other evidence reasonably satisfactory to it that all insurance required to be maintained pursuant to Section 5.5(a) is in full force and effect, together with certificates naming the Collateral Agent, for the benefit of the Secured Parties, as additional insured and loss payee thereunder to the extent required under Section 5.5(a).

(h) Opinions of Counsel to Credit Parties. Agents and Lenders and their respective counsel shall have received originally executed copies of the favorable written opinions of Ropes & Gray LLP, counsel for the Credit Parties, in the form of Exhibit D (with respect to New York, Delaware, Massachusetts and, other than with respect to real estate matters, California law), dated as of the Closing Date and local counsel opinions in the jurisdictions set forth on Schedule 3.1(h), in form and substance reasonably satisfactory to Administrative Agent and Arranger (and each Credit Party hereby instructs such counsel to deliver such opinions to Agents and Lenders).

(i) Fees. Borrower shall have paid to Agents the fees payable on the Closing Date referred to in Section 2.11(d).

(j) Solvency Certificate. On the Closing, Date Administrative Agent and Arranger shall have received a Solvency Certificate from the chief financial officer of Borrower, stating that after giving effect to the consummation of the Transactions and any rights of contribution, the Borrower and its Subsidiaries, on a consolidated basis, are and will be Solvent.

(k) No Injunction. Administrative Agent and Arranger shall have received satisfactory evidence that there does not exist any injunction pending or threatened in any court or before any arbitrator or Governmental Authority that, in the reasonable opinion of Administrative Agent and Arranger, would prohibit the consummation of the Transactions, the financing contemplated by this Agreement or any of the other transactions contemplated by the Credit Documents.

(l) Letter of Direction. Administrative Agent and Arranger shall have received a duly executed letter of direction and funds flow with respect to the Transactions, from Borrower addressed to Administrative Agent and Arranger, on behalf of itself and Lenders, directing the disbursement on the Closing Date of the proceeds of the Loans made on such date.

(m) PATRIOT Act Information. Reasonably in advance of the Closing Date, the Lenders shall have received all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001) the “PATRIOT Act”).

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(n) Closing Date Certificate. Holdings and Borrower shall have delivered to Administrative Agent and Arranger an original Closing Date Certificate executed by an Authorized Officer of the Borrower, together with all attachments thereto, and which shall include, without limitation, certifications to the effect that:

(i) the aggregate amount of the Term Loans, the Holdings Notes and the Subordinated Notes does not exceed the maximum amount permitted, pursuant to the fourth paragraph of the Commitment Letter to ensure that the pro forma ratio of Total Consolidated Debt to Consolidated Adjusted EBITDA (each, for the purposes of this paragraph, as defined in the Commitment Letter) as of and for the four-Fiscal Quarter period ended March 31, 2008, does not exceed 6.87:1.00;

(ii) on and as of the Closing Date, each of the Specified Representations are true and correct in all material respects;

(iii) each of the representations and warranties made by or with respect to the Acquired Business in the Acquisition Agreement are true and correct on the Closing Date (only to the extent that the failure of such representations and warranties to be true and correct would give Parent and Merger Sub the right not to consummate the Acquisition in accordance with the Acquisition Agreement as a result of the failure of such representations and warranties to be true and correct);

(iv) since December 31, 2006, there shall not have occurred an Acquired Business Material Adverse Effect; and

(v) each of the conditions precedent described in this Section 3.1 shall have been satisfied on the Closing Date.

3.2. Conditions to Each Credit Extension.

(a) Conditions Precedent. The obligation of each Lender to make any Loan, or Issuing Lender to issue any Letter of Credit, on any Credit Date, including the Closing Date, are subject to the satisfaction, or waiver in accordance with Section 10.5, of the following conditions precedent:

(i) Administrative Agent shall have received a fully executed and delivered Funding Notice or Issuance Notice, as the case may be;

(ii) after making the Credit Extensions requested on such Credit Date, the Total Utilization of Revolving Commitments shall not exceed the Revolving Commitments then in effect;

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(iii) as of such Credit Date, the representations and warranties contained herein and in the other Credit Documents shall be true and correct in all material respects on and as of that Credit Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such earlier date; provided, that in each case, such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further, that the only representations and warranties hereunder the accuracy of which shall be a condition precedent to the funding of the initial Loans hereunder on the Closing Date shall be the Specified Representations;

(iv) as of such Credit Date, no event shall have occurred and be continuing or would result from the consummation of the applicable Credit Extension that would constitute an Event of Default or a Default (other than, solely on the Closing Date, any Event of Default or Default (i) resulting from the inaccuracy of any representation or warranty hereunder other than (x) the Specified Representations and (y) any representation, warranty or certification contained in any certificate or other similar document provided by the Credit Parties pursuant to Section 3.1(n)(iii), (ii) pursuant to Sections 8.1(h) or (j) in an aggregate amount not exceeding $10,000,000 or (iii) resulting from any breach of Sections 6.1 or 6.2 that would not otherwise constitute a failure to satisfy any condition precedent set forth in Section 3.1); and

(v) on or before the date of issuance of any Letter of Credit, Administrative Agent shall have received all other information required by the applicable Issuance Notice, and such other documents or information as Issuing Lender may reasonably require in connection with the issuance of such Letter of Credit.

(b) Notices. Any Notice shall be executed by an Authorized Officer in a writing delivered to Administrative Agent. In lieu of delivering a Notice, Borrower may give Administrative Agent telephonic notice by the required time of any proposed borrowing, conversion/continuation or issuance of a Letter of Credit, as the case may be; provided each such notice shall be promptly confirmed in writing by delivery of the applicable Notice to Administrative Agent on or before the applicable date of borrowing, continuation/conversion or issuance. Neither Administrative Agent nor any Lender shall incur any liability to Borrower in acting upon any telephonic notice referred to above that Administrative Agent believes in good faith to have been given by a duly authorized officer or other person authorized on behalf of Borrower or for otherwise acting in good faith.

SECTION 4. REPRESENTATIONS AND WARRANTIES

In order to induce the Lenders and Issuing Lender to enter into this Agreement and to make each Credit Extension to be made thereby, each Credit Party makes the following representations and warranties to each Lender and Issuing Lender, on the Closing Date and on each Credit Date, (it being understood and agreed that the representations and warranties made on the Closing Date are deemed to be made concurrently with the consummation of the Acquisition and the transactions contemplated thereby):

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4.1. Organization; Requisite Power and Authority; Qualification. Each of Holdings and its Subsidiaries (a) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, except solely with respect to the Puerto Rico Sub as set forth on Schedule 4.1, and, as of the Closing Date, the jurisdiction of organization of each such Person is as identified on Schedule 4.1, (b) as all requisite power and authority to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, to enter into the Credit Documents to which it is a party and to carry out the transactions contemplated thereby, and (c) is qualified to do business and in good standing in every jurisdiction where its assets are located and wherever necessary to carry out its business and operations, except in jurisdictions where the failure to be so qualified or in good standing has not had, and could not be reasonably expected to have, a Material Adverse Effect.

4.2. Equity Interests and Ownership. The Equity Interests of each of Holdings and its Subsidiaries have been duly authorized and validly issued and is fully paid and non-assessable. Except as set forth on Schedule 4.2, as of the date hereof, there is no existing option, warrant, call, right, commitment or other agreement to which Holdings or any of its Subsidiaries is a party requiring, and there is no membership interest or other Equity Interests of Holdings or any of its Subsidiaries outstanding which upon conversion or exchange would require, the issuance by Holdings or any of its Subsidiaries of any additional membership interests or other Equity Interests of Holdings or any of its Subsidiaries or other Securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase, a membership interest or other Equity Interests of Holdings or any of its Subsidiaries. Schedule 4.2 correctly sets forth the ownership interest of Holdings and each of its Subsidiaries in their respective Subsidiaries as of the Closing Date, after giving effect to the Transactions.

4.3. Due Authorization. The execution, delivery and performance of the Credit Documents have been duly authorized by all necessary action on the part of each Credit Party that is a party thereto.

4.4. No Conflict. The execution, delivery and performance by the Credit Parties of the Credit Documents to which they are parties and the consummation of the Transactions do not and will not (a) violate (i) any provision of any law or any governmental rule or regulation applicable to Holdings or any of its Subsidiaries in any material respect, (ii) any of the Organizational Documents of Holdings or any of its Subsidiaries, or (iii) any material order, judgment or decree of any court or other agency of government binding on Holdings or any of its Subsidiaries; (b) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any Contractual Obligation of Holdings or any of its Subsidiaries except to the extent such conflict, breach or default could not reasonably be expected to have a Material Adverse Effect; (c) result in or require the creation or imposition of any Lien upon any of the properties or assets of Holdings or any of its Subsidiaries (other than Permitted Liens); or (d) require any approval of stockholders, members or partners or any approval or consent of any Person under any Contractual Obligation of Holdings or any of its Subsidiaries, except for such approvals or consents which will be obtained on or before the Closing Date and except for any such approvals or consents the failure of which to obtain will not have a Material Adverse Effect.

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4.5. Governmental Consents. The execution, delivery and performance by Credit Parties of the Credit Documents to which they are parties and the consummation of the Transactions do not and will not require any registration with, consent or approval of, or notice to, or other action to, with or by, any Governmental Authority except (i) as otherwise set forth in the Acquisition Agreement, (ii) for filings and recordings necessary to perfect the Liens on the Collateral by the Credit Parties in favor of the Secured Parties and (iii) those approvals, consents, registrations, notices or other actions, the failure of which to obtain or make could not reasonably be expected to have a Material Adverse Effect.

4.6. Binding Obligation. Each Credit Document has been duly executed and delivered by each Credit Party that is a party thereto and is the legally valid and binding obligation of such Credit Party, enforceable against such Credit Party in accordance with its respective terms, except as may be limited by bankruptcy, liquidation, conservatorship, assignment for the benefit of creditors, insolvency, rearrangement, receivership, reorganization, moratorium or similar laws relating to or affecting creditors’ or secured parties’ rights generally or by equitable principles and principles of good faith and fair dealing relating to enforceability.

4.7. Historical Financial Statements. The Historical Financial Statements were prepared in conformity with GAAP and fairly present, in all material respects, the financial position, on a consolidated basis, of the Persons described in such financial statements as at the respective dates thereof and the results of operations and cash flows, on a consolidated basis, of the entities described therein for each of the periods then ended, subject, in the case of any such unaudited financial statements, to changes resulting from audit and normal year-end adjustments. As of the Closing Date, neither Holdings nor any of its Subsidiaries has any contingent liability or liability for taxes, long-term lease or unusual forward or long-term commitment that is not reflected in the Historical Financial Statements or the notes thereto and which in any such case is material in relation to the business, operations, properties, assets, condition (financial or otherwise) or prospects of Holdings and any of its Subsidiaries taken as a whole, to the extent they could reasonably be expected to have a Material Adverse Effect.

4.8. Projections. On and as of the Closing Date, the projections of Holdings and its Subsidiaries for the period of Fiscal Year 2008 through and including Fiscal Year 2012 (the “Projections”) have been prepared in good faith on the basis of the assumptions stated therein, which assumptions were believed to be reasonable at the time of preparation of such Projections; provided, the Projections are not to be viewed as facts and that actual results during the period or periods covered by the Projections may differ from such Projections and that the differences may be material.

4.9. No Material Adverse Change. On each Credit Date after the Closing Date, since December 31, 2007, no event, circumstance or change has occurred that has caused, either in any case or in the aggregate, a Material Adverse Effect.

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4.10. Adverse Proceedings, Etc. Except as set forth on Schedule 4.10, there are no Adverse Proceedings, individually or in the aggregate, that could reasonably be expected to have a Material Adverse Effect. Neither Holdings nor any of its Subsidiaries (a) is in violation of any applicable laws (including Environmental Laws) that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, or (b) is subject to or in default with respect to any final judgments, writs, injunctions, decrees, rules or regulations of any court or any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

4.11. Payment of Taxes. Except as otherwise permitted under Section 5.3, all federal income tax returns and all material state, local and other tax returns and reports of Holdings and its Subsidiaries required to be filed by any of them are correct in all material respects and have been timely filed, and all taxes shown on such tax returns to be due and payable have been paid when due and payable. Holdings knows of no proposed tax assessment against Holdings or any of its Subsidiaries which is not being actively contested by Holdings or such Subsidiary in good faith and by appropriate actions; provided, such reserves or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made or provided therefor.

4.12.	Properties.

(a) Title. Each of Holdings and its Subsidiaries has, subject to Permitted Liens, (i) good, sufficient and legal title to (in the case of fee interests in real property), (ii) valid leasehold interests in (in the case of leasehold interests in real or personal property), and (iii) good title to (in the case of all other personal property), all of their respective properties and assets reflected in their respective Historical Financial Statements referred to in Section 4.7 and in the most recent financial statements delivered pursuant to Section 5.1, in each case except for assets disposed of since the date of such financial statements in the ordinary course of business or as otherwise permitted under Section 6.8. Except as permitted by this Agreement, all such properties and assets are free and clear of Liens except for minor defects or irregularities in title that do not materially interfere with its ability to conduct its business or to utilize such assets for their intended purposes or materially impact the value of such assets, and except where the failure to have such title, leasehold interests or licensed rights could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Real Estate. As of the Closing Date (i) Schedule 4.12 contains a true, accurate and complete list of all Real Estate Assets and (ii) each agreement in respect of all leases, subleases or assignments of leases (together with all amendments, modifications, supplements, renewals or extensions of any thereof) affecting each Real Estate Asset is in full force and effect and Holdings does not have knowledge of any default that has occurred and is

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continuing thereunder, except where such default could not reasonably be expected to have a Material Adverse Effect, and each such agreement constitutes the legally valid and binding obligation of each applicable Credit Party, enforceable against such Credit Party in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles.

4.13. Environmental Matters. Neither Holdings nor any of its Subsidiaries nor any of their respective Facilities or operations is subject to any outstanding written order, consent decree or settlement agreement with any Person relating to any Environmental Law, any Environmental Claim, or any Hazardous Materials Activity that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect. Neither Holdings nor any of its Subsidiaries has received any letter or request for information under Section 104 of the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9604) or any comparable state law, that could reasonably be expected to have a Material Adverse Effect. There are, and to each of Holdings’ and its Subsidiaries’ knowledge, have been, no conditions, occurrences, or Hazardous Materials Activities which could reasonably be expected to form the basis of an Environmental Claim against Holdings or any of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 4.13, as of the Closing Date, neither Holdings nor any of its Subsidiaries nor, to any Credit Party’s knowledge, any predecessor of Holdings or any of its Subsidiaries has filed any notice under any Environmental Law indicating past or present treatment of Hazardous Materials at any Facility, and none of Holdings’ or any of its Subsidiaries’ operations involves the transportation, treatment, storage or disposal of hazardous waste, as defined under 40 C.F.R. Parts 260-270 or any state equivalent requiring a permit under such laws, other than as could not reasonably be expected to result in a Material Adverse Effect. Compliance with all current or reasonably foreseeable future requirements pursuant to or under Environmental Laws could not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. As of the Closing Date, no event or condition has occurred or is occurring with respect to Holdings or any of its Subsidiaries relating to any Environmental Law, any Release of Hazardous Materials, or any Hazardous Materials Activity which individually or in the aggregate has had, or could reasonably be expected to have, a Material Adverse Effect. As of the Closing Date, no Lien imposed pursuant to any Environmental Law has attached to any Collateral and, to the knowledge of Holdings, no conditions exist as of the Closing Date that would reasonably be expected to result in the imposition of such a Lien on any Collateral.

4.14. No Defaults. Neither Holdings nor any of its Subsidiaries is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any of its Contractual Obligations, and no condition exists which, with the giving of notice or the lapse of time or both, could constitute such a default, except where such default or defaults, if any, could not reasonably be expected to have a Material Adverse Effect.

4.15. Material Contracts. As of the Closing Date, none of Holdings nor any of its Subsidiaries is party to any Material Contract other than the Indentures.

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4.16. Governmental Regulation. Neither Holdings nor any of its Subsidiaries is subject to regulation under the Federal Power Act or under any other federal or state statute or regulation which may limit its ability to incur Indebtedness or which may otherwise render all or any portion of the Obligations unenforceable, except as may be limited by bankruptcy, liquidation, conservatorship, assignment for the benefit of creditors, insolvency, rearrangement, receivership, reorganization, moratorium or similar laws relating to or affecting creditors’ or secured parties’ rights generally or by equitable principles and principles of good faith and fair dealing relating to enforceability. Neither Holdings nor any of its Subsidiaries is a “registered investment company” or a company “controlled” by a “registered investment company” or a “principal underwriter” of a “registered investment company” as such terms are defined in the Investment Company Act of 1940.

4.17. Margin Stock. Neither Holdings nor any of its Subsidiaries owns any Margin Stock.

4.18. Employee Matters. Neither Holdings nor any of its Subsidiaries is engaged in any unfair labor practice that could reasonably be expected to have a Material Adverse Effect. There is (a) no unfair labor practice complaint pending against Holdings or any of its Subsidiaries, or to the best knowledge of Holdings and Borrower, threatened against any of them before the National Labor Relations Board and no grievance or arbitration proceeding arising out of or under any collective bargaining agreement that is so pending against Holdings or any of its Subsidiaries or to the best knowledge of Holdings and Borrower, threatened against any of them, (b) no strike or work stoppage in existence or threatened involving Holdings or any of its Subsidiaries, and (c) to the best knowledge of Holdings and Borrower, no union representation question existing with respect to the employees of Holdings or any of its Subsidiaries and, to the best knowledge of Holdings and Borrower, no union organization activity that is taking place, except (with respect to any matter specified in clause (a), (b) or (c) above, either individually or in the aggregate) such as is not reasonably likely to have a Material Adverse Effect.

4.19. Employee Benefit Plans. Except as would not reasonably be expected to have a Material Adverse Effect, (i) Holdings and each of its Subsidiaries are in compliance with all applicable provisions and requirements of ERISA and the Internal Revenue Code and the regulations with respect to each Employee Benefit Plan, and have performed all their obligations under each Employee Benefit Plan, (ii) each Pension Plan which is intended to qualify under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service indicating that such Pension Plan is so qualified and nothing has occurred subsequent to the issuance of such determination letter which would cause such Employee Benefit Plan to lose its qualified status, (iii) with respect to any Pension Plan, no liability to the PBGC under Title IV of ERISA (other than required premium payments) has been or is expected to be incurred by Holdings, any of its Subsidiaries or any of their ERISA Affiliates and (iv) no ERISA Event has occurred or is reasonably expected to occur. Holdings, each of its Subsidiaries and each of their ERISA Affiliates have complied with the requirements of Section 515 of ERISA with respect to each Multiemployer Plan and are not in material “default” (as defined in Section 4219(c)(5) of ERISA) with respect to payments to a Multiemployer Plan. On the Closing Date, neither Holdings nor any of its Subsidiaries sponsors, maintains or contributes to a Multiemployer Plan.

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4.20. Solvency. On the Closing Date, after giving effect to the Transactions, the Credit Parties, on a consolidated basis, are Solvent.

4.21. Compliance with Statutes, Etc. Each of Holdings and its Subsidiaries is in compliance with all applicable statutes, regulations and orders of, and all applicable restrictions imposed by, all Governmental Authorities, in respect of the conduct of its business and the ownership of its property (including compliance with all applicable Environmental Laws with respect to any Real Estate Asset or governing its business and the requirements of any permits issued under such Environmental Laws with respect to any such Real Estate Asset or the operations of Holdings or any of its Subsidiaries), except such non-compliance that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

4.22. Disclosure. No representation or warranty of any Credit Party contained in any Credit Document (as modified or supplemented by other information so furnished) or in any other documents, certificates or written statements furnished to any Agent or Lender by or on behalf of Holdings or any of its Subsidiaries for use in connection with the transactions contemplated hereby when taken as a whole contains any untrue statement of a material fact or omits to state a material fact (known to Holdings or Borrower, in the case of any document not furnished by either of them) necessary in order to make the statements contained herein or therein not materially misleading in light of the circumstances in which the same were made; provided that, with respect to projected financial information and pro forma financial information, each Credit Party represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time of preparation, it being understood that such projections may vary from actual results and that such variances may be material. As of the Closing Date, there are no facts known to Holdings or Borrower (other than matters of a general economic nature) that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect and that have not been disclosed herein or in such other documents, certificates and statements furnished to Lenders for use in connection with the transactions contemplated hereby.

4.23. Senior Indebtedness. The Obligations constitute “Designated Senior Debt” and “Senior Debt” of the Borrower under and as defined in the Subordinated Notes Indenture. The obligations of each Guarantor hereunder constitute “Senior Debt” (or any term of similar import) of such Guarantor under and as defined in the Subordinated Notes Indenture. No other Indebtedness qualifies as “Designated Senior Debt” under the Subordinated Notes Indenture, except as may be agreed by Administrative Agent and Syndication Agent in their reasonable discretion.

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4.24. PATRIOT Act. To the extent applicable, each Credit Party is in compliance, in all material respects, with (i) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (ii) the PATRIOT Act. No part of the proceeds of the Loans will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

SECTION 5. AFFIRMATIVE COVENANTS

Each Credit Party covenants and agrees that, so long as any Commitment is in effect and until payment in full of all Obligations (other than (x) obligations under Hedge Agreements not yet due and payable, and (y) contingent indemnification obligations not yet accrued and payable) and cancellation or expiration of all Letters of Credit (or back-up standby letters of credit or deposits of cash collateral in respect of all Letters of Credit shall have been furnished to the Issuing Lender), each Credit Party shall perform, and shall cause each of its Subsidiaries to perform, all covenants in this Section 5.

5.1. Financial Statements and Other Reports. Holdings or the Borrower will deliver to Administrative Agent and Syndication Agent, for further distribution by the Administrative Agent to the Lenders (except in the case of the reports required pursuant to clause (a) below, which will be delivered to the Syndication Agent for its internal use only):

(a) Monthly Reports. Until the earlier of (i) 90 days following the Closing Date and (ii) the date of the achievement of a Successful Syndication (as defined in the Fee Letter), as soon as available and in any event within 30 days after the end of each month ending after the Closing Date, commencing with the month in which the Closing Date occurs, the consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such month and the related consolidated statements of income and cash flows of the Borrower and its Subsidiaries for such month and for the period from the beginning of the then current Fiscal Year to the end of such month, setting forth in each case in comparative form the corresponding figures for the corresponding periods of the previous Fiscal Year and the corresponding figures from the Financial Plan for the current Fiscal Year, to the extent prepared on a monthly basis, all in reasonable detail, together with a Financial Officer Certification with respect thereto;

(b) Quarterly Financial Statements. As soon as available, and in any event within 45 days after the end of each of the first three (3) Fiscal Quarters of each Fiscal Year, commencing with the Fiscal Quarter in which the Closing Date occurs, the consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such Fiscal Quarter and the related consolidated statements of income and cash flows of the Borrower and its Subsidiaries for such Fiscal Quarter and for the period from the beginning of the then current Fiscal Year to the end of such Fiscal Quarter, setting forth in each case in comparative form the corresponding figures for the corresponding periods of the previous Fiscal Year and the corresponding figures from the Financial Plan for the current Fiscal Year, all in reasonable detail, together with a Financial Officer Certification and a Narrative Report with respect thereto;

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(c) Annual Financial Statements. As soon as available, and in any event within 90 days after the end of each Fiscal Year, commencing with the Fiscal Year in which the Closing Date occurs, (i) the consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such Fiscal Year and the related consolidated statements of income, stockholders’ equity and cash flows of the Borrower and its Subsidiaries for such Fiscal Year, setting forth in each case in comparative form the corresponding figures for the previous Fiscal Year and the corresponding figures from the Financial Plan for the Fiscal Year covered by such financial statements, in reasonable detail, together with a Financial Officer Certification and a Narrative Report with respect thereto; and (ii) with respect to such consolidated financial statements a report thereon of Deloitte & Touche LLP or other independent certified public accountants of recognized national standing selected by the Borrower, and reasonably satisfactory to Administrative Agent (which report shall be unqualified as to going concern and scope of audit, and shall state that such consolidated financial statements fairly present, in all material respects, the consolidated financial position of the Borrower and its Subsidiaries as at the dates indicated and the results of their operations and their cash flows for the periods indicated in conformity with GAAP applied on a basis consistent with prior years (except as otherwise disclosed in such financial statements) and that the examination by such accountants in connection with such consolidated financial statements has been made in accordance with generally accepted auditing standards) together with a written statement by such independent certified public accountants, prepared within applicable U.S. auditing standards guidance, either (A) stating (1) that their audit examination has included a review of the terms of 6.7(a) and (b) of this Agreement and the related definitions, (2) whether, in connection therewith, any condition or event that constitutes a Default or an Event of Default under Section 6.7(a) and (b) has come to their attention and, if such a condition or event has come to their attention, specifying the nature and period of existence thereof, and (3) that nothing has come to their attention that causes them to believe that the information contained in any Compliance Certificate is not correct or that the matters set forth in such Compliance Certificate are not stated in accordance with the terms hereof; or (B) covering alternative appropriate agreed upon procedures reasonably acceptable to the Agents and performed to address compliance with the terms of Section 6.7;

(d) Compliance Certificate. Together with each delivery of financial statements of the Borrower and its Subsidiaries pursuant to Sections 5.1(b) and 5.1(c), a duly executed and completed Compliance Certificate; provided, that if such Compliance Certificate demonstrates an Event of Default in respect of any covenant under Section 6.7(a) or (b), the Borrower may deliver, together with such Compliance Certificate, notice of its intent to cure (a “Notice of Intent to Cure”) such Event of Default pursuant to Section 8.2(a); provided, further that the delivery of a Notice of Intent to Cure shall in no way affect or alter the occurrence, existence or continuation of any such Event of Default or the rights, benefits, powers and remedies of the Administrative Agent and the Lenders under any Credit Document;

(e) Statements of Reconciliation after Change in Accounting Principles. If, as a result of any change in accounting principles and policies from those used in the preparation of the Historical Financial Statements, the consolidated financial statements of the Borrower and its Subsidiaries delivered pursuant to Section 5.1(b) or 5.1(c) will differ in any material respect from the consolidated financial statements that would have been delivered pursuant to such subdivisions had no such change in accounting principles and policies been made, then, together with the first delivery of such financial statements after such change, one or more statements of reconciliation for all such prior financial statements in form and detail reasonably satisfactory to Administrative Agent;

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(f) Notice of Default. Promptly upon any officer of Holdings or Borrower obtaining actual knowledge (i) of any condition or event that constitutes a Default or an Event of Default or that notice has been given to Holdings or Borrower with respect thereto; (ii) that any Person has given any notice to Holdings or any of its Subsidiaries or taken any other action with respect to any event or condition set forth in Section 8.1(b); or (iii) of the occurrence of any event or change that has caused or evidences, either in any case or in the aggregate, a Material Adverse Effect, a certificate of an Authorized Officer specifying the nature and period of existence of such condition, event or change, or specifying the notice given and action taken by any such Person and the nature of such claimed Event of Default, Default, default, event or condition, and what action Borrower has taken, is taking and proposes to take with respect thereto;

(g) Notice of Litigation. Promptly upon any officer of Holdings or Borrower obtaining knowledge of (i) any Adverse Proceeding not previously disclosed in writing by Borrower to Lenders, or (ii) any development in any Adverse Proceeding that, in the case of either clause (i) or (ii), that could be reasonably expected to have a Material Adverse Effect, or seeks to enjoin or otherwise prevent the consummation of, or to recover any damages or obtain relief as a result of, the Transactions or any Credit Extension contemplated hereby, or the exercise of rights or performance of obligations under any Credit Document, written notice thereof together with such other information as may be reasonably available to Holdings or Borrower to enable Lenders and their counsel to evaluate such matters;

(h) ERISA. (i) Promptly upon becoming aware of the occurrence of any ERISA Event, a written notice specifying the nature thereof, what action Holdings, any of its Subsidiaries or any of their respective ERISA Affiliates has taken, is taking or proposes to take with respect thereto and, when known, any action taken or threatened by the Internal Revenue Service, the Department of Labor or the PBGC with respect thereto; and (ii) with reasonable promptness, copies of all notices received by Holdings or any of its Subsidiaries from a Multiemployer Plan sponsor concerning an ERISA Event; and (3) copies of such other documents or governmental reports or filings relating to any Employee Benefit Plan as Administrative Agent shall reasonably request;

(i) Financial Plan. As soon as practicable and in any event no later than thirty days after the beginning of each Fiscal Year, a consolidated plan and financial forecast for such Fiscal Year (a “Financial Plan”), including (i) a forecasted consolidated balance sheet and forecasted consolidated statements of income and cash flows of the Borrower and its Subsidiaries for each such Fiscal Year and an explanation of the assumptions on which such forecasts are based, (ii) forecasted consolidated statements of income and cash flows of the Borrower and its Subsidiaries for each month of each such Fiscal Year; provided, that to the extent that a Transformative Event has occurred in the prior Fiscal Year or that any of Holdings or any of its Subsidiaries shall have entered into a binding agreement during such prior Fiscal Year which, if performed, would result in the occurrence of any Transformative Event in such Fiscal Year, such Financial Plan shall include a consolidated plan and financial forecast for each Fiscal Year (or portion thereof) through the final maturity date of the Loans;

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(j) Insurance Report. As soon as practicable and in any event by the last day of each Fiscal Year, a certificate from Borrower’s insurance broker(s) in form reasonably satisfactory to Administrative Agent outlining all material insurance coverage maintained as of the date of such certificate by Holdings and its Subsidiaries;

(k) [Reserved];

(l) Information Regarding Collateral. (a) Borrower will furnish to Collateral Agent prompt written notice of any change, other than changes resulting from the Reorganization, (i) in any Credit Party’s corporate name, (ii) in any Credit Party’s identity or corporate structure, (iii) in any Credit Party’s jurisdiction of organization or (iv) in any Credit Party’s Federal Taxpayer Identification Number or state organizational identification number. Borrower agrees that, within 10 Business Days following any change referred to in the preceding sentence, all filings shall have been made under the Uniform Commercial Code or otherwise that are required in order for Collateral Agent to continue at all times following such change to have a valid, legal and perfected security interest in all the Collateral as contemplated in the Collateral Documents. Borrower also agrees promptly to notify Collateral Agent if any material portion of the Collateral is damaged or destroyed;

(m) Annual Collateral Verification. Each year, at the time of delivery of annual financial statements with respect to the preceding Fiscal Year pursuant to Section 5.1(c), Borrower shall deliver to Collateral Agent a certificate of its Authorized Officer (i) either confirming that there has been no change in such information since the date of the Collateral Questionnaire delivered on the Closing Date or the date of the most recent certificate delivered pursuant to this Section and/or identifying such changes and (ii) certifying that all Uniform Commercial Code financing statements (including fixtures filings, as applicable) and all supplemental intellectual property security agreements or other appropriate filings, recordings or registrations, have been filed of record, or will be filed within 10 Business Days following such certification, in each governmental, municipal or other appropriate office in each jurisdiction identified pursuant to clause (i) above (or in such Collateral Questionnaire) to the extent necessary to effect, protect and perfect the security interests under the Collateral Documents for a period of not less than 18 months after the date of such certificate (except with respect to any continuation statements to be filed within such period);

(n) Other Information. (A) Promptly upon their becoming available, copies of (i) all financial statements, reports, notices and proxy statements sent or made available generally by Holdings to its security holders acting in such capacity or by any Subsidiary of Holdings to its security holders, other than the Sponsor or its Affiliates or (prior to a Qualifying IPO) any other holder of Qualified Equity Interests of Holdings, Holdings or another Subsidiary of Holdings and (ii) all regular and periodic reports and all registration statements and prospectuses, if any, filed by Holdings or any of its Subsidiaries with any securities exchange or with the Securities and Exchange Commission or any governmental or private regulatory authority (other than amendments to any registration statement (to the extent such registration statement, in the form it became effective, is delivered), exhibits to any registration statement and, if applicable, any registration on Form S-8) and (B) to the extent permitted by applicable law, such other information and data with respect to Holdings or any of its Subsidiaries as from time to time may be reasonably requested by Administrative Agent or any Lender through the Administrative Agent; and

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(o) Certification of Public Information. Holdings and each Lender acknowledge that certain of the Lenders may be “public-side” Lenders (Lenders that do not wish to receive material non-public information with respect to Holdings, its Subsidiaries or their securities) and, if documents or notices required to be delivered pursuant to this Section 5.1 or otherwise are being distributed through IntraLinks/IntraAgency, SyndTrak, ClearPar® or another relevant website or other information platform (the “Platform”), any document or notice that Holdings has indicated contains Non-Public Information shall not be posted on that portion of the Platform designated for such public-side Lenders. Holdings agrees to clearly designate all Information provided to Administrative Agent by or on behalf of Holdings which is suitable to make available to Public Lenders. If Holdings has not indicated whether a document or notice delivered pursuant to this Section 5.1 contains Non-Public Information, Administrative Agent reserves the right to post such document or notice solely on that portion of the Platform designated for Lenders who wish to receive material non-public information with respect to Holdings, its Subsidiaries and their securities.

5.2. Existence. Except as otherwise permitted under Section 6.8, each Credit Party will, and will cause each of its Subsidiaries to, at all times preserve and keep in full force and effect its existence and all rights and franchises, licenses and permits material to its business; provided, no Credit Party (other than Borrower with respect to existence and other than pursuant to a transaction permitted under Section 6.8) or any of its Subsidiaries (other than pursuant to Section 6.8) shall be required to preserve any such existence, right or franchise, licenses and permits (a) if such Person’s board of directors (or similar governing body) or management shall determine that the loss thereof is not disadvantageous in any material respect to such Person or to Lenders or (b) except to the extent that (other than in the case of preserving the existence of Holdings and the Borrower) failure to do so could not reasonably be expected to have a Material Adverse Effect.

5.3. Payment of Taxes and Claims. Each Credit Party will, and will cause each of its Subsidiaries to, pay all material Taxes imposed upon it or any of its properties or assets or in respect of any of its income, businesses or franchises before any penalty or fine accrues thereon, and all claims (including claims for labor, services, materials and supplies) for sums that have become due and payable and that by law have or may become a Lien upon any of its properties or assets, prior to the time when any penalty or fine shall be incurred with respect thereto; provided, no such Tax or claim need be paid if it is being contested in good faith by appropriate actions promptly instituted and diligently conducted, so long as (a) adequate reserve or other appropriate provision, as shall be required in conformity with GAAP shall have been made therefor, and (b) in the case of a Tax or claim which has or may become a Lien against any of the Collateral, such contest proceedings operate to stay the sale of, or such Lien shall not have been enforced with respect to, any material portion of the Collateral to satisfy such Tax or claim. No Credit Party will, nor will it permit any of its Subsidiaries to, file or consent to the filing of any consolidated income tax return with any Person (other than any Parent, Holdings or any of its Subsidiaries).

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5.4. Maintenance of Properties. Each Credit Party will, and will cause each of its Subsidiaries to, maintain or cause to be maintained in good repair, working order and condition, ordinary wear and tear excepted, all material properties used or useful in the business of Holdings and its Subsidiaries and from time to time will make or cause to be made all appropriate repairs, renewals and replacements thereof in accordance with prudent industry practice, other than in respect of property to the extent approved (in its reasonable good faith judgment) by the board of directors of the Borrower or Holdings.

5.5. Insurance.

(a) Holdings will maintain or cause to be maintained, with financially sound and reputable insurers, such public liability insurance, third party property damage insurance, business interruption insurance and casualty insurance with respect to liabilities, losses or damage in respect of the assets, properties and businesses of Holdings and its Subsidiaries as may customarily be carried or maintained under similar circumstances by Persons of established reputation engaged in similar businesses, in each case in such amounts (giving effect to self-insurance), with such deductibles, covering such risks and otherwise on such terms and conditions as shall be customary for such Persons. Without limiting the generality of the foregoing, Holdings will maintain or cause to be maintained (a) flood insurance with respect to each Flood Hazard Property that is located in a community that participates in the National Flood Insurance Program, in each case in compliance with any applicable regulations of the Board of Governors of the Federal Reserve System, and (b) replacement value casualty insurance on the Collateral under such policies of insurance, with such insurance companies, in such amounts, with such deductibles, and covering such risks as are at all times carried or maintained under similar circumstances by Persons of established reputation engaged in similar businesses. Each such policy of insurance shall (i) in the case of each general liability insurance policy, name Collateral Agent, on behalf of the Secured Parties, as an additional insured thereunder as its interests may appear, (ii) in the case of each property insurance policy, contain a customary loss payable clause or endorsement, that names Collateral Agent, on behalf of the Secured Parties, as the loss payee thereunder and provide that the insurer affording coverage (with respect to property and liability insurance) will endeavor to provide at least thirty days’ prior written notice to Collateral Agent of any cancellation of such policy.

(b) The Borrower shall deliver to the Collateral Agent, no later than forty-five (45) days following the Closing Date (or such later date as the Collateral Agent may agree), endorsements to all insurance certificates delivered on or prior to the Closing Date pursuant to Section 3.1(g) and naming the Collateral Agent, for the benefit of the Secured Parties, as additional insured and loss payee under all such insurance policies to the extent required pursuant to Section 5.5(a).

5.6. Books and Records; Inspections. Each Credit Party will, and will cause each of its Subsidiaries to, keep proper books of record and accounts in which full, true and correct entries in all material respects and in conformity in all material respects with GAAP shall be made of all material dealings and transactions in relation to its business and

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activities. To the extent permitted by law, each Credit Party will, and will cause each of its Subsidiaries to, permit any authorized representatives designated by any Lender to visit and inspect any of the properties of any Credit Party and any of its respective Subsidiaries, to inspect, copy and take extracts from its and their financial and accounting records, and to discuss its and their affairs, finances and accounts with its and their officers and independent public accountants, subject to such independent public accountants’ customary policies and procedures, all upon reasonable notice and at such reasonable times during normal business hours and as often as may reasonably be requested; provided that, excluding any such visits and inspections during the continuation of any Default or Event of Default, (i) only the Agents on behalf of the Lenders may exercise the rights of the Lenders under this Section 5.6 and the Agents may (either individually, or the Administrative Agent may at the request of the Required Lenders) make no more than two (2) such visits or inspections during any calendar year, and (ii) Borrower shall be required to reimburse such Agent for the costs of such visit or inspection only one (1) such time during any calendar year; provided further, that during the continuation of any Default, the Administrative Agent (or any of its representatives) may do any of the foregoing (but not more than once during the period such Default is outstanding) at the expense of the Borrower upon reasonable notice and during normal business hours; and provided further, that during the continuation of any Event of Default, the Administrative Agent or any Lender (or any of their respective representatives) may do any of the foregoing at the expense of the Borrower upon reasonable notice and during normal business hours. The Administrative Agent and the Lenders shall give the Borrower the opportunity to participate in any discussions with the Borrower’s independent public accounts.

5.7. Lenders Meetings. Holdings and Borrower will, upon the request of Administrative Agent or Requisite Lenders, participate in a meeting of Administrative Agent and Lenders once during each Fiscal Year to be held at Borrower’s corporate offices (or at such other location as may be agreed to by Borrower and Administrative Agent) at such time as may be agreed to by Borrower and Administrative Agent.

5.8. Compliance with Laws. Each Credit Party will comply, and shall cause each of its Subsidiaries and all other Persons, if any, on or occupying any Facilities to comply, with the requirements of all applicable laws, rules, regulations and orders of any Governmental Authority (including all Environmental Laws), noncompliance with which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.9. Environmental.

(a) Environmental Disclosure. Holdings will deliver to Administrative Agent, for further distribution to the Lenders:

(i) promptly following receipt thereof, copies of all environmental audits, investigations, analyses and reports of any kind or character, whether prepared by personnel of Holdings or any of its Subsidiaries or by independent consultants, governmental authorities or any other Persons, with respect to significant environmental matters at any Facility or with respect to any Environmental Claims;

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(ii) promptly following the occurrence thereof, written notice describing in reasonable detail (1) any Release required to be reported to any federal, state or local governmental or regulatory agency under any applicable Environmental Laws, (2) any remedial action taken by Holdings or any other Person in response to (A) any Hazardous Materials Activities the existence of which has a reasonable possibility of resulting in one or more Environmental Claims, which would result in Holdings or any of its Subsidiaries incurring unbudgeted material liabilities or obligations under Environmental Laws or (B) any Environmental Claims that, individually or in the aggregate, would result in Holdings or any of its Subsidiaries incurring unbudgeted material liabilities or obligations under Environmental Laws, (3) Holdings or Borrower’s discovery of any occurrence or condition on any real property adjoining or in the vicinity of any Facility that could cause such Facility or any part thereof to be subject to any material restrictions on the ownership, occupancy, transferability or use thereof under any Environmental Laws and (4) the imposition or threat (in writing) of any imposition of any Lien on any Collateral pursuant to any Environmental Laws;

(iii) as soon as practicable following the sending or receipt thereof by Holdings or any of its Subsidiaries, a copy of any and all written communications with respect to (1) any Environmental Claims that, individually or in the aggregate, would result in Holdings or any of its Subsidiaries incurring unbudgeted material liabilities or obligations under Environmental Laws, (2) any Release required to be reported to any federal, state or local governmental or regulatory agency, and (3) any request for information from any governmental agency that suggests such agency is investigating whether Holdings or any of its Subsidiaries may be potentially responsible for any Hazardous Materials Activity;

(iv) prompt written notice describing in reasonable detail (1) any proposed acquisition of stock, assets, or property by Holdings or any of its Subsidiaries that could reasonably be expected to (A) expose Holdings or any of its Subsidiaries to, or result in, Environmental Claims that, individually or in the aggregate, would result in Holdings or any of its Subsidiaries incurring unbudgeted material liabilities or obligations under Environmental Laws or (B) affect the ability of Holdings or any of its Subsidiaries to maintain in full force and effect all material Governmental Authorizations required under any Environmental Laws for their respective operations and (2) any proposed action to be taken by Holdings or any of its Subsidiaries to modify current operations in a manner that could reasonably be expected to subject Holdings or any of its Subsidiaries to any additional material obligations or requirements under any Environmental Laws; and

(v) with reasonable promptness, such other documents and information as from time to time may be reasonably requested by Administrative Agent in relation to any matters disclosed pursuant to this Section 5.9(a).

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(b) Hazardous Materials Activities, Etc. Each Credit Party shall promptly take, and shall cause each of its Subsidiaries promptly to take, any and all actions necessary to (i) cure any violation of applicable Environmental Laws by such Credit Party or its Subsidiaries that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) make an appropriate response to any Environmental Claim against such Credit Party or any of its Subsidiaries and discharge any obligations it may have to any Person thereunder where failure to do so could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.10. Subsidiaries.

(a) In the event that any Person becomes a Wholly-Owned Domestic Subsidiary of Borrower, Borrower shall, within 30 days thereof (or such later date as the Collateral Agent may agree), (a) promptly cause such Wholly-Owned Domestic Subsidiary to become a Guarantor hereunder and a Grantor under the Pledge and Security Agreement by executing and delivering to Administrative Agent and Collateral Agent a Counterpart Agreement, and (b) take all such actions and execute and deliver, or cause to be executed and delivered, all such documents, instruments, agreements, and certificates as are similar to those described in Sections 3.1(b), 3.1(d), 3.1(e), and, unless otherwise determined by the Administrative Agent following such request by the Borrower, 3.1(h); provided, that in no event shall any International Holding Company be required to become a Guarantor hereunder. In the event that any Person becomes a Foreign Subsidiary of Borrower, and the ownership interests of such Foreign Subsidiary are owned by Borrower or by a Guarantor, Borrower shall, or shall cause such Guarantor to, deliver, all such documents, instruments, agreements, and certificates as are similar to those described in Section 3.1(b), and Borrower shall take, or shall cause such Guarantor to take, all of the actions referred to in Section 3.1(e)(i) necessary to grant and to perfect a First Priority Lien in favor of Collateral Agent, for the benefit of Secured Parties, under the Pledge and Security Agreement in 65% of such voting ownership interests; provided, that in no event shall the Borrower or any Guarantor be required to pledge, to the extent that any International Holding Company owns the Equity Interests of any Non-US Person, (x) any voting Equity Interests of such International Holding Company in excess of 65% of the total outstanding voting Equity Interests of such International Holding Company and (y) any voting Equity Interests that such International Holding Company owns in its Subsidiaries that are Non-US Persons. With respect to each such Subsidiary, Borrower shall promptly send to Administrative Agent written notice setting forth with respect to such Person (i) the date on which such Person became a Subsidiary of Borrower, and (ii) all of the data required to be set forth in Schedules 4.1 and 4.2 with respect to all Subsidiaries of Borrower; and such written notice shall be deemed to supplement Schedule 4.1 and 4.2 for all purposes hereof. Notwithstanding any of the foregoing, the Borrower may cause any Subsidiary that is not a Guarantor to guarantee the Obligations and satisfy the other requirements of this Section 5.10(a) (as if it were a Wholly-Owned Domestic Subsidiary), in which case such Subsidiary shall be treated as a Guarantor hereunder for all purposes.

(b) Holdings and the Borrower hereby agree that they shall not permit any direct Foreign Subsidiary of the Borrower or any Guarantor, or any International Holding Company, to issue non-voting Equity Interests.

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(c) Notwithstanding the foregoing, CorporateFamily SB shall not be required to become a Guarantor on the Closing Date. It is expressly agreed by the Borrower that, to the extent that CorporateFamily SB has not been merged or consolidated with, or acquired by, a Credit Party pursuant to a transaction otherwise permitted by this Agreement on or prior to December 31, 2008, the Credit Parties shall have complied with all of the provisions of Section 5.10(a) with respect to CorporateFamily SB, and that CorporateFamily SB shall have become a Guarantor on or prior to such date. Borrower hereby additionally agrees that it shall provide evidence, in form and substance reasonably satisfactory to the Agents, of such merger, consolidation or other transaction permitted pursuant to this Agreement as soon as is reasonably practicable after the consummation of such transaction, together with any required updates to schedules as necessary to reflect the completion of such transaction.

(d) The Borrower shall deliver to the Administrative Agent, within 60 days following the Closing Date (or such later date as the Administrative Agent may agree), a certificate of the appropriate Governmental Authority of the Commonwealth of Puerto Rico attesting to the continued existence and good standing of the Puerto Rico Sub.

5.11. Additional Material Real Estate Assets.

(a) In the event that any Credit Party acquires a Material Real Estate Asset or a Real Estate Asset owned or leased on the Closing Date becomes a Material Real Estate Asset and such interest has not otherwise been made subject to the Lien of the Collateral Documents in favor of Collateral Agent, for the benefit of Secured Parties, then such Credit Party shall promptly and, in any event, no later than 90 days after acquiring such Material Real Estate Asset, take all such actions and execute and deliver, or cause to be executed and delivered, all such mortgages, documents, instruments, agreements, opinions and certificates similar to those described in Section 3.1(d) with respect to each such Material Real Estate Asset that Collateral Agent shall reasonably request to create in favor of Collateral Agent, for the benefit of Secured Parties, a valid and, subject to any filing and/or recording referred to herein, perfected First Priority security interest in such Material Real Estate Assets; provided, that to the extent that any such Material Real Estate Asset is a Leasehold Property, the applicable Credit Party shall be required only to use commercially reasonable efforts (it being understood that such Credit Party shall not be required to agree to any increased rental in respect of any lease or any other economic concession in excess of $10,000) to deliver such mortgages, documents, instruments, agreements, opinions and certificates referenced in this Section 5.11(a). In addition to the foregoing, Borrower shall, at the request of Collateral Agent, deliver, from time to time, to Collateral Agent such appraisals as are required by law or regulation of Real Estate Assets with respect to which Collateral Agent has been granted a Lien.

(b) To the extent not actually delivered on or prior to the Closing Date pursuant to Section 3.1(d), the Borrower shall, and shall cause each applicable Credit Party to, execute and deliver to the Collateral Agent no later than thirty days following the Closing Date (or such later date as the Collateral Agent may agree), all such Mortgages, and such other documents, instruments, agreements, opinions and certificates similar to those described in Section 3.1(d) with respect to each Closing Date Mortgaged Property, as Collateral Agent shall reasonably request.

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(c) If the Real Estate Assets listed on Schedule 5.11(c) have not been sold by that date that is one hundred eighty (180) days following the Closing Date (or such later date as the Collateral Agent may agree), the Borrower shall, and shall cause each applicable Credit Party to, execute and deliver to the Collateral Agent all such Mortgages, and such other documents, instruments, agreements, opinions and certificates similar to those described in Section 3.1(d), with respect to each Real Estate Asset listed on Schedule 5.11(c) within two hundred seventy (270) days following the Closing Date (or such later date as the Collateral Agent may agree); provided, that no such Mortgages or other documents will be required to be delivered to the extent that such Real Estate Assets are sold to a Person that is not a Credit Party prior to such date in a transaction permitted by this Agreement.

(d) To the extent that, as of any date of determination, any Collateral of any Credit Party with an aggregate net book value in excess of $250,000 (exclusive of the value of the Leasehold Property and any tenant improvements affixed thereto) is located at any Leasehold Property (whether such Leasehold Property is now existing or acquired or leased after the Closing Date), the Borrower shall (unless waived by the Collateral Agent), and shall cause each applicable Credit Party to, use its commercially reasonable efforts (it being understood that such Credit Party shall not be required to agree to any increased rental in respect of any lease or any other economic concession in excess of $10,000) to obtain a Landlord Personal Property Collateral Access Agreement from the lessor of such Leasehold Property and deliver such Landlord Personal Property Collateral Access Agreements to the Collateral Agent within 45 days after such date of determination (or such later date as the Collateral Agent may agree).

5.12. Further Assurances. At any time or from time to time upon the reasonable request of Administrative Agent, each Credit Party will, at its expense, promptly execute, acknowledge and deliver such further documents and do such other acts and things as Administrative Agent or Collateral Agent may reasonably request in order to ensure that the Obligations are guarantied by the Guarantors and are secured by substantially all of the assets of Holdings, and its Subsidiaries and all of the outstanding Equity Interests of Borrower and its Subsidiaries (subject to limitations and exceptions contained in the Credit Documents).

5.13. Maintenance of Ratings. Unless otherwise consented to by Agents or Requisite Lenders, at all times, Borrower shall use commercially reasonable efforts to maintain (i) corporate family ratings and (ii) ratings with respect to its senior secured debt, in each case issued by Moody’s and S&P.

5.14. Control Accounts; Approved Deposit Accounts.

(a) Each Credit Party shall (i) deposit in an Approved Deposit Account all Cash it receives, (ii) not establish or maintain any Securities Account or Commodity Account that is not a Control Account and (iii) not establish or maintain any Deposit Account other than with a Deposit Account Bank subject to an effective Deposit Account Control Agreement; provided, however, that notwithstanding the foregoing, each Credit Party may (x) maintain zero-balance accounts for the purpose of managing local disbursements and may maintain payroll,

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withholding tax and other fiduciary accounts, (y) maintain other accounts as long as the aggregate balance for all such Credit Parties in all such other accounts does not exceed $10,000,000 at any time and (z) make pledges or cash deposits permitted by Section 6.2; provided, further, however, that each of the Credit Parties shall deliver, to the extent not delivered to the Collateral Agent on the Closing Date (after the use of commercially reasonable efforts), each Deposit Account Control Agreement and each Securities Account Control Agreement with respect to a Deposit Account or Securities Account existing on the Closing Date to the extent required to be delivered pursuant to this Section 5.14(a), on or prior to the date that is 45 days after the Closing Date (or such later date as the Collateral Agent may agree); and

(b) In the event (i) any Credit Party or any Deposit Account Bank shall, after the date hereof, terminate an agreement with respect to the maintenance of an Approved Deposit Account for any reason, (ii) the Collateral Agent shall reasonably demand such termination as a result of the material failure of a Deposit Account Bank to comply with the terms of the applicable Deposit Account Control Agreement or (iii) the Collateral Agent determines in its discretion, exercised in a commercially reasonable manner, following consultation with the Borrower, that the financial condition of a Deposit Account Bank has materially deteriorated, such bank shall no longer be a Deposit Account Bank; provided, that the Borrower shall have 45 days (or such longer period as the Collateral Agent may approve) following such determination by the Collateral Agent to establish new Deposit Accounts and/or cash management systems with a new Deposit Account Bank.

(c) In the event (i) any Credit Party or any Approved Securities Intermediary shall, after the date hereof, terminate an agreement with respect to the maintenance of a Control Account for any reason, (ii) the Collateral Agent shall reasonably demand such termination as a result of the material failure of an Approved Securities Intermediary to comply with the terms of the applicable Securities Account Control Agreement or (iii) the Collateral Agent determines in its discretion, exercised in a commercially reasonable manner, following consultation with the Borrower, that the financial condition of an Approved Securities Intermediary has materially deteriorated, such securities intermediary shall no longer be an Approved Securities Intermediary; provided, that the Borrower shall have 45 days (or such longer period as the Collateral Agent may approve) following such determination by the Collateral Agent to establish new Control Accounts with a new Approved Securities Intermediary.

(d) The requirements of this Section 5.14 shall not apply to any Foreign Subsidiary or any Subsidiary that is not a Guarantor.

SECTION 6. NEGATIVE COVENANTS

Each Credit Party covenants and agrees that, so long as any Commitment is in effect and until payment in full of all Obligations (other than (x) obligations under Hedge Agreements not yet due and payable, and (y) contingent indemnification obligations not yet accrued and payable) and cancellation or expiration of all Letters of Credit (or back-up standby letters of credit or deposits of cash collateral in respect of all Letters of Credit shall have been furnished to the Issuing Lender), such Credit Party shall perform, and shall cause each of its Subsidiaries to perform, all covenants in this Section 6.

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6.1. Indebtedness. No Credit Party shall, nor shall it permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or guaranty, or otherwise become or remain directly or indirectly liable with respect to any Indebtedness, except:

(a) the Obligations;

(b) Indebtedness of any Subsidiary to Borrower or to any other Subsidiary, or of Borrower to any Subsidiary; provided, (i) all such Indebtedness shall be evidenced by an Intercompany Note, and, if owed to a Credit Party, shall be subject to a First Priority Lien pursuant to the Pledge and Security Agreement, (ii) all such Indebtedness shall be unsecured and, if owed by a Credit Party, subordinated in right of payment to the payment in full of the Obligations pursuant to the terms of the Intercompany Note, (iii) any payment by any such Guarantor Subsidiary under any guaranty of the Obligations shall result in a pro tanto reduction of the amount of any Indebtedness owed by such Subsidiary to Borrower or to any of its Subsidiaries for whose benefit such payment is made and (iv) such Indebtedness is permitted as an Investment under Section 6.6(b);

(c) Indebtedness outstanding pursuant to (i) the Holdings Notes in an aggregate principal amount of $110,000,000 (and any interest thereon which is capitalized pursuant to the terms thereof) and (ii) the Subordinated Notes in an aggregate principal amount of $300,000,000 (and any interest thereon which is capitalized pursuant to the terms thereof), in each case, issued on the Closing Date, and any Permitted Refinancing thereof;

(d) Indebtedness incurred by Holdings or any of its Subsidiaries arising from agreements of Holdings or any of its Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations (including Indebtedness consisting of the deferred purchase price of property acquired in a Permitted Acquisition (“Earn Out Indebtedness”)), in each case, (i) incurred or assumed in connection with the Permitted Acquisitions or permitted dispositions of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that such Indebtedness is not reflected on the balance sheet (other than by application of FIN 45 or in respect of acquired contingencies and contingent consideration recorded under FAS 141(R)) of Holdings or any Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (d)(i)), or (ii) from guaranties or letters of credit, surety bonds or performance bonds securing the performance of Borrower or any such Subsidiary pursuant to such agreements, in connection with Permitted Acquisitions or permitted dispositions of any business, assets or Subsidiary of Holdings or any of its Subsidiaries;

(e) Indebtedness which may be deemed to exist pursuant to any guaranties, letters of credit, bank guaranties, bankers’ acceptances or similar instruments, performance, bid, stay, custom, surety, statutory, appeal or similar obligations incurred in the ordinary course of business (including in respect of workers compensation claims, social security, health, disability or other employee benefits for property, casualty or liability insurance or self-insurance and other Indebtedness in respect of reimbursement obligations regarding workers’ compensation; provided that reimbursement obligations in respect thereof are reimbursed within 30 days following the incurrence thereof);

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(f) Indebtedness in respect of netting services, overdraft protections and otherwise in connection with deposit accounts;

(g) guaranties in the ordinary course of business of the obligations of suppliers, customers, lessors, franchisees and licensees of Borrower and its Subsidiaries;

(h) guaranties by Borrower of Indebtedness of a Guarantor Subsidiary, guaranties by a Guarantor Subsidiary of Indebtedness of Borrower or another Guarantor Subsidiary and guaranties by the Borrower or a Subsidiary of Indebtedness of another Subsidiary to the extent permitted as an Investment under Section 6.6, with respect, in each case, to Indebtedness otherwise permitted to be incurred pursuant to this Section 6.1; provided, that if the Indebtedness that is being guarantied is unsecured and/or subordinated to the Obligations, the guaranty shall also be unsecured and/or subordinated to the Obligations;

(i) Indebtedness existing on the Closing Date and described in Schedule 6.1, and any Permitted Refinancing thereof;

(j) Indebtedness of Borrower or its Subsidiaries with respect to Capital Leases, Attributable Indebtedness and purchase money Indebtedness (i) to be incurred after the Closing Date and described on Schedule 6.1 or (ii) otherwise incurred after the Closing Date, in an aggregate amount not to exceed at any time $15,000,000, including, in each case, any Permitted Refinancing thereof; provided, any such purchase money Indebtedness (i) shall be secured only by the asset acquired in connection with the incurrence of such Indebtedness, and (ii) shall constitute not less than 75% of the aggregate consideration paid with respect to such asset;

(k)(i) Indebtedness of a Person or Indebtedness attaching to assets of a Person that, in either case, becomes a Subsidiary or Indebtedness attaching to assets that are acquired by Borrower or any of its Subsidiaries, in each case after the Closing Date as the result of a Permitted Acquisition, in an aggregate amount not to exceed $20,000,000 at any one time outstanding, provided that (x) such Indebtedness existed at the time such Person became a Subsidiary or at the time such assets were acquired and, in each case, was not created in contemplation thereof and (y) such Indebtedness is not guaranteed in any respect by Holdings or any Subsidiary (other than by any such person that so becomes a Subsidiary), and (ii) any Permitted Refinancing thereof, provided, that (1) the direct and contingent obligors with respect to such Indebtedness are not changed and (2) such Indebtedness shall not be secured by any assets other than the assets securing the Indebtedness being renewed, extended or refinanced;

(l) other Indebtedness of Borrower and its Subsidiaries (including Indebtedness of Foreign Subsidiaries) in an aggregate principal amount not to exceed at any time $35,000,000; provided, that both immediately prior to and after giving effect to the incurrence thereof, (x) no Default or Event of Default shall exist or result therefrom and (y) Borrower will be in compliance with the covenants set forth in Section 6.7(a) and (b) on a pro forma basis; and provided, further, that a maximum of $10,000,000 of the aggregate principal amount of such Indebtedness may be incurred by Foreign Subsidiaries; and

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(m) all premiums (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in clauses (a) through (1) above.

6.2. Liens. No Credit Party shall, nor shall it permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or permit to exist any Lien on or with respect to any property or asset of any kind (including any document or instrument in respect of goods or accounts receivable) of Holdings or any of its Subsidiaries, whether now owned or hereafter acquired or licensed, or any income, profits or royalties therefrom, or file or authorize the filing of, any financing statement or other similar notice of any Lien (other than a Permitted Lien) with respect to any such property, asset, income, profits or royalties under the UCC of any State or under any similar recording or notice statute or under any applicable intellectual property laws, rules or procedures, except:

(a) Liens in favor of Collateral Agent for the benefit of Secured Parties granted pursuant to any Credit Document;

(b) Liens for Taxes, assessments or governmental charges which are not overdue for a period of more than ten (10) Business Days or if obligations with respect to such Taxes, assessments or governmental charges are being contested in good faith by appropriate actions promptly instituted and diligently conducted, so long as such reserves or other appropriate provisions, if any, as shall be required by GAAP shall have been made for any such contested amounts;

(c) statutory Liens of landlords, banks (and rights of set-off), of carriers, warehousemen, mechanics, repairmen, workmen, materialmen and construction contactors, and other Liens imposed by law (other than any such Lien imposed pursuant to Section 430(k) of the Internal Revenue Code or ERISA or a violation of Section 436 of the Internal Revenue Code), in each case incurred in the ordinary course of business (i) for amounts not yet overdue or (ii) for amounts that are overdue and that (in the case of any such amounts overdue for a period in excess of ten (10) Business Days) are being contested in good faith by appropriate actions, so long as such reserves or other appropriate provisions, if any, as shall be required by GAAP shall have been made for any such contested amounts;

(d) Liens, including pledges or deposits, in the ordinary course of business (i) in connection with workers’ compensation, unemployment insurance and other types of social security laws or similar legislation, (ii) to secure the performance of tenders, statutory obligations, surety, stay, customs and appeal bonds, bids, leases, government contracts, trade contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money or other Indebtedness) and (iii) securing liability for reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance to Holdings or any of its Subsidiaries;

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(e) easements, rights-of-way, restrictions, encroachments, and other similar encumbrances and minor defects or irregularities in title, in each case which do not and will not interfere in any material respect with the ordinary conduct of the business of Holdings or any of its Subsidiaries;

(f) any interest or title of (i) a lessor or sublessor under any lease of real estate entered into by Holdings or any of its Subsidiaries or (ii) a lessee or sublessee under any lease of real estate permitted pursuant to Section 6.8(e) or 6.8(i), in each case, in the ordinary course of business;

(g) Liens solely on any cash earnest money deposits made by Holdings or any of its Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder;

(h) purported Liens evidenced by the filing of precautionary UCC financing statements relating solely to operating leases of personal property entered into in the ordinary course of business;

(i) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(j) any zoning or similar law or right reserved to or vested in any governmental office or agency to control or regulate the use of any real property;

(k) licenses of patents, copyrights, trademarks and other intellectual property and related rights granted by Holdings or any of its Subsidiaries in the ordinary course of business and not interfering in any respect with the ordinary conduct of or materially detracting from the value of the business of Borrower or such Subsidiary;

(l) Liens described in Schedule 6.2 and any modifications, replacements, renewals or extensions thereof; provided that (i) the Lien does not extend to any additional property other than (A) after-acquired property that is affixed or incorporated into the property covered by such Lien or financed with Indebtedness permitted under Section 6.1 and (B) proceeds and products thereof, and (ii) the renewal, extension or refinancing of the obligations secured or benefited by such Liens is permitted by Section 6.1, or on a Title Policy delivered pursuant to Section 3.1(d)(iv);

(m) Liens securing Capital Leases, Attributable Indebtedness, purchase money Indebtedness and mortgages securing Indebtedness incurred for the acquisition or development of real property encumbered thereby, in each case permitted pursuant to Section 6.1(j) or (k); provided, any such Lien shall encumber only the asset acquired or leased with the proceeds of such Indebtedness; provided, further, that individual financings of equipment provided by one lender may be cross-collateralized to other financings of equipment provided by such lender (except (i) with respect to a cross-collateralization of Indebtedness of the Borrower or any of its Subsidiaries with Indebtedness of any Person acquired pursuant to a Permitted Acquisition or otherwise incurred pursuant to Section 6.1(k), and (ii) the cross-collateralization of any financing of equipment of any Credit Party with any equipment of any Person that is not a Credit Party);

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(n) Liens securing judgments for the payment of money not constituting an Event of Default under Section 8.01(h);

(o) Liens consisting of an agreement to dispose of any property in an Asset Sale permitted under Section 6.8, solely to the extent such disposition would have been permitted on the date of the creation of such Lien;

(p) Liens on property of any Foreign Subsidiary that does not constitute Collateral, which Liens secure only Indebtedness of such Foreign Subsidiary permitted under Section 6.1;

(q) Liens in favor of a banking institution (i) arising under Section 4-210 of the UCC on items in the course of collection, (ii) arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry or (iii) consisting of contractual rights of set-off and relating to (x) the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (y) pooled deposit or sweep accounts of Holdings or any of its Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of Holdings or any of its Subsidiaries or (z) purchase orders and other agreements entered into with customers of Holdings or any of its Subsidiaries in the ordinary course of business;

(r) Liens securing account charges and encumbering reasonable and customary initial deposits and similar Liens attached to brokerage accounts incurred in the ordinary course of business; and

(s) other Liens on assets other than the Collateral of the Credit Parties on the Closing Date, securing Indebtedness in an aggregate amount not to exceed $20,000,000 at any time outstanding.

6.3. No Further Negative Pledges. No Credit Party nor any of its Subsidiaries shall enter into any agreement prohibiting the creation or assumption of any Lien upon any of the properties or assets of any Credit Party, whether now owned or hereafter acquired, to secure the Obligations, except with respect to:

(a) specific property encumbered to secure payment of particular Indebtedness or to be sold pursuant to a permitted disposition of assets (including an Asset Sale);

(b) restrictions by reason of customary provisions restricting assignments, subletting or other transfers contained in leases, licenses and similar agreements entered into in the ordinary course of business (provided that such restrictions are limited to the property or assets secured by such Liens or the property or assets subject to such leases, licenses or similar agreements, as the case may be);

(c)(i) restrictions existing on the date hereof which are identified on Schedule 6.3 and (ii) to the extent restrictions permitted by clause (i) are set forth in an agreement evidencing Indebtedness, are set forth in any agreement evidencing any permitted renewal, extension or refinancing of such Indebtedness so long as such renewal, extension or refinancing does not expand the scope of such restrictions in any material respect;

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(d) the Holdings Notes and the Subordinated Notes and, in each case, any Permitted Refinancing thereof (provided that such limitations set forth in any amendment or modification of the Holdings Notes or the Subordinated Notes or in any Permitted Refinancing thereof shall not be materially more restrictive than those set forth in the Holdings Notes or the Subordinated Notes on the date hereof);

(e) Indebtedness of a Subsidiary of the Borrower that is not a Guarantor which is permitted by Section 6.1, to the extent relating only to such Subsidiary and its Subsidiaries;

(f) customary provisions in joint venture agreements and other similar agreements applicable to Joint Ventures permitted under Section 6.6 and applicable solely to such Joint Venture entered into in the ordinary course of business;

(g) customary provisions restricting assignment of any agreement entered into in the ordinary course of business;

(h) restrictions that are or were created by virtue of any transfer of, agreement to transfer or option or right with respect to any property, assets or Equity Interests not otherwise prohibited under this Agreement;

(i) restrictions in agreements evidencing Indebtedness permitted by Section 6.1(j) that impose restrictions on the property so acquired; and

(j) customary restrictions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business.

6.4. Restricted Junior Payments. No Credit Party shall, nor shall it permit any of its Subsidiaries through any manner or means or through any other Person to, directly or indirectly, declare, order, pay, make or set apart, or agree to declare, order, pay, make or set apart, any sum for any Restricted Junior Payment, except that:

(a) Holdings and the Borrower may declare and make dividend payments or other distributions payable solely in Qualified Equity Interests of Holdings or Borrower (if paid to Holdings);

(b) Holdings or any of its Subsidiaries may make non-Cash repurchases of Equity Interests of Holdings or any of its Subsidiaries deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such stock options or warrants;

(c) Borrower and its Subsidiaries may make Restricted Junior Payments to Holdings:

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(i) in an aggregate amount not to exceed (A) prior to a Qualifying IPO, $150,000 in any Fiscal Year or (B) following a Qualifying IPO, $3,000,000 in any Fiscal Year, in each case solely to the extent necessary to permit Holdings to pay (or make Restricted Junior Payments to allow any Parent thereof to pay) general administrative costs and expenses and other corporate overhead costs and expenses (including legal, accounting and similar expenses provided by third parties);

(ii) to the extent necessary to permit Holdings to discharge (or to make Restricted Junior Payments to allow any Parent to discharge) the federal, state and local tax liabilities (including consolidated tax liabilities) of any Parent, Holdings and its Subsidiaries, in each case so long as the amount of any such Restricted Junior Payment is used for such purpose and is not in excess of the amount of such tax liabilities reasonably allocable to Holdings, the Borrower and its Subsidiaries;

(iii) the proceeds of which will be used by Holdings to pay franchise taxes and other fees, taxes and expenses required to maintain its (or any Parent’s) corporate or other existence, including board fees;

(iv) any reasonable and customary indemnification claims made by directors or officers of Holdings (or any Parent) in the ordinary course of business and attributable to ownership or operations of the Borrower and its Subsidiaries; and

(v) the proceeds of which shall be used by Holdings to pay (or to make Restricted Junior Payments to allow any Parent to pay) fees and expenses (other than to Affiliates) related to any unsuccessful equity or debt offering permitted by this agreement.

(d) so long as no Default pursuant to Sections 8.1(a), (f), (g), or (h), or any Event of Default shall have occurred and be continuing or shall be caused thereby (provided, that such limitation shall not apply with respect to payments pursuant to clause (ii) below which do not exceed $250,000 in the aggregate), Borrower may pay, or make Restricted Junior Payments to Holdings to allow it to pay, (i) management, monitoring, consulting and advisory fees, (ii) indemnities and expenses incurred in the ordinary course and (iii) additional termination and transaction fees (the items referred to in clauses (i), (ii) and (iii), collectively, “Management Fees”), in each case, to Sponsor or its Affiliates pursuant to the Management Agreement (plus any unpaid Management Fees accrued in any prior year), in each case as in effect, and a copy of which is provided to the Agents, on the Closing Date or pursuant to any amendment thereto so long as such amendment is not, in the reasonable judgment of the Administrative Agent, adverse to the Lenders when taken as a whole, as compared to the Management Agreement in effect on the Closing Date; and provided, that such payments under clauses (i) and (iii) shall only be permitted to the extent such payments are subordinated to the Obligations pursuant to the terms of the Management Fee Subordination Agreement;

(e) Borrower may make regularly scheduled payments of interest in respect of the Subordinated Notes in accordance with the terms of, and only to the extent required by, and subject to the subordination provisions contained in, the Subordinated Notes Indenture;

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(f) so long as no Default pursuant to Sections 8.1(a), (f), (g), or (h), or any Event of Default shall have occurred and be continuing or shall be caused thereby, payments of Earn Out Indebtedness will be permitted; provided that both immediately prior to and immediately after giving effect to the incurrence thereof, (x) Borrower will be in compliance with the covenants set forth in Sections 6.7(a) and (b), and (y) the Unused Availability at such time shall exceed or be equal to $20,000,000; provided, further, that to the extent that the Borrower or any of its Subsidiaries shall be unable to make any payment of Earn Out Indebtedness when due and payable solely as a result of the operation of this Section 6.4(f), such failure shall not of itself be deemed to be an Event of Default pursuant to Section 8.1(b);

(g) following the fifth anniversary of the Closing Date, Borrower may make Restricted Junior Payments to Holdings to fund:

(i) the AHYDO Amount related to the Holdings Notes; and

(ii) any payment of cash interest in respect of the Holdings Notes, in each case, solely in accordance with the terms of, and to the extent required by the Holdings Notes Indenture; provided that no such Restricted Junior Payment to Holdings shall be permitted under this Section 6.4(g)(ii) unless (x) both immediately prior to and immediately after giving effect to such Restricted Junior Payment, the Fixed Charge Coverage Ratio shall not be less than 1.50:1.00 on a pro forma basis and (y) (1) at any time when the Subordinated Notes remain outstanding, the payment of cash interest with respect to the Subordinated Notes would be permitted at such time pursuant to Section 6.4(e) above or (2) at any time when the Subordinated Notes are no longer outstanding, (A) no Default or Event of Default pursuant to Section 8.1(a) shall have occurred and be continuing and (B) no other Event of Default shall have occurred and be continuing with respect to which the Administrative Agent shall have notified the Borrower that such payment is prohibited, on terms consistent with those set forth in the Subordinated Notes Indenture (which notice the Administrative Agent shall be permitted to give for the purposes hereof as if such payment were a payment of interest with respect to the Subordinated Notes);

(h) Borrower and its Subsidiaries may make Restricted Junior Payments to Holdings the proceeds of which will be used by Holdings (i) to pay (or make Restricted Junior Payments to allow any Parent to pay) for the repurchase, retirement or other acquisition or retirement for value of Equity Interests of Holdings (or of any such Parent) held by any future, present or former employee, officer, director or consultant of Holdings (or any Parent) or any of its Subsidiaries or (ii) make Restricted Junior Payments in the form of distributions to allow any Parent to pay principal or interest on promissory notes that were issued in lieu of cash payments for the repurchase, retirement or other acquisition or retirement for value of such Equity Interests, in each case, pursuant to any employee or director equity plan, employee, officer or director stock option plan or any other employee or director benefit plan or any agreement (including any stock subscription or shareholder agreement) with any employee, director or consultant of Holdings (or any Parent) or any of its Subsidiaries in an aggregate amount under clauses (i) and (ii) above not to exceed $3,000,000 in any Fiscal Year (with unused amounts in any Fiscal Year being carried over to the next immediately succeeding Fiscal Year, such unused amount carried over to be applied after the amount otherwise permitted to be used in such Fiscal

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Year); provided, that if both immediately prior to and immediately after giving effect to such Restricted Junior Payment on a pro forma basis the Total Leverage Ratio is less than 4.00:1.00, such Dollar amount shall be increased to $5,000,000 in each Fiscal Year thereafter (with unused amounts in any Fiscal Year being carried over to the two immediately succeeding Fiscal Years, such unused amount carried over to be applied after the amount otherwise permitted to be used in any such subsequent Fiscal Year);

(i) so long as no Default or Event of Default shall have occurred and be continuing or shall be caused thereby, Borrower may make additional Restricted Junior Payments to Holdings (and Holdings may make Restricted Junior Payments with the proceeds thereof) with Permitted Equity Proceeds not to exceed the amount thereof available immediately prior to the making of such Restricted Junior Payment;

(j) Borrower and its Subsidiaries may make Restricted Junior Payments to Holdings the proceeds of which will be used by Holdings to make cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests of Holdings or any Parent; provided that any such cash payment shall not be for the purpose of evading the limitation of this covenant (as determined in good faith by the Board of Directors of the Borrower);

(k) so long as no Default or Event of Default shall have occurred and be continuing or shall be caused thereby, other Restricted Junior Payments in an aggregate amount not to exceed, together with the aggregate amount of Investments made pursuant to Section 6.6(p), $30,000,000 during the term of this Agreement;

(l) the Borrower and Holdings may make Restricted Junior Payments on the Closing Date for the purpose of consummating the Transactions; and

(m) Holdings and its Subsidiaries may make Restricted Junior Payments to:

(i) prepay the Holdings Notes or the Subordinated Notes with a Permitted Refinancing thereof; and

(ii) convert the Holdings Notes or the Subordinated Notes to Qualified Equity Interests of the Borrower or any Parent.

6.5. Restrictions on Subsidiary Distributions. Except as provided herein, no Credit Party shall, nor shall it permit any of its Subsidiaries to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Subsidiary of Borrower to (a) pay dividends or make any other distributions on any of such Subsidiary’s Equity Interests owned by Borrower or any other Subsidiary of Borrower, (b) repay or prepay any Indebtedness owed by such Subsidiary to Borrower or (to the extent that it is a Subsidiary of such other Subsidiary of the Borrower), any other Subsidiary of Borrower, (c) make loans or advances to Borrower or (to the extent that it is a Subsidiary of such other Subsidiary of the Borrower), any other Subsidiary of Borrower, or (d) transfer, lease or license any of its property or assets to Borrower (to the extent that it is a Subsidiary of such other Subsidiary of the Borrower) or any other Subsidiary of Borrower, other

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than restrictions (i) in agreements evidencing purchase money Indebtedness, Capital Leases, Attributable Indebtedness and mortgages on real property permitted by Section 6.1(j) or (k) that impose restrictions on the property so acquired, (ii) by reason of customary provisions restricting assignments, subletting or other transfers contained in leases, licenses, joint venture agreements and similar agreements entered into in the ordinary course of business, (iii) that are or were created by virtue of any transfer of, agreement to transfer or option or right with respect to any property, assets or Equity Interests not otherwise prohibited under this Agreement, (iv) by any Indebtedness of a Subsidiary of the Borrower that is not a Guarantor which is permitted by Section 6.1 and to the extent relating only to such Subsidiary and its Subsidiaries, (v) existing on the date hereof and described on Schedule 6.5, (vi) contained in any agreement permitted by Section 6.3(d) and (vii) limiting the transfer of assets contained in any agreement permitted by Section 6.3(a) and 6.3(h).

6.6. Investments; Acquisitions. No Credit Party shall, nor shall it permit any of its Subsidiaries to, directly or indirectly, make or own any Investment in any Person, including any Joint Venture, except:

(a) Investments in Cash and Cash Equivalents; provided, that to the extent that any assets that were Cash Equivalents when such Investment was made shall cease to be Cash Equivalents as defined herein, the applicable Credit Party shall have 30 days thereafter to liquidate such assets for Cash or Cash Equivalents;

(b) Investments (i) in the Borrower or any Subsidiary Guarantor, (ii) by any Subsidiary that is not a Credit Party in any other Subsidiary that is also not a Credit Party, (iii) by the Borrower or any Subsidiary in any Subsidiary that is not a Guarantor; provided that, in the case of clause (iii) above, (x) any Investment in the form of a loan or advance shall be evidenced by an Intercompany Note and, if owed to a Credit Party, shall be subject to a First Priority Lien pursuant to the Pledge and Security Agreement and (y) the aggregate outstanding amount of such Investments in Subsidiaries that are not Guarantors (excluding any such Investment described on Schedule 6.6) shall not exceed an amount equal to (A) $25,000,000 (provided, that such Dollar limitation shall be increased to $50,000,000 if the Senior Secured Leverage Ratio is less than 2.00:1.00 immediately before and immediately after giving effect to such Investment on a pro forma basis) minus (B) the aggregate outstanding amount of Investments by Credit Parties in Foreign Acquisitions pursuant to Section 6.6(g) (other than Foreign Acquisitions directly financed or paid for with Qualified Equity Interests of Holdings or any Parent or Permitted Equity Proceeds);

(c) Investments made to consummate the Transactions;

(d) Investments (i) in any Securities received in satisfaction or partial satisfaction thereof from financially troubled account debtors and other credits to suppliers or in settlement of delinquent obligations of, or other disputes with account debtors or suppliers arising in the ordinary course of business or upon the foreclosure with respect to any secured Investment or other transfer of title with respect to any secured Investment and (ii) deposits, prepayments and other credits to suppliers made in the ordinary course of business consistent with the past practices of Holdings and its Subsidiaries;

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(e) Consolidated Capital Expenditures with respect to Borrower and the Guarantors permitted by Section 6.7(c);

(f) loans and advances to employees, officers, directors and consultants of Holdings and its Subsidiaries (i) for reasonable and customary business-related travel, entertainment, relocation and analogous ordinary business purposes, (ii) in connection with such Person’s purchase of Equity Interests of Holdings (or any Parent) (provided that the amount of such loans and advances shall be contributed to the Borrower in cash as common equity) or (iii) advances of payroll payments to employees in the ordinary course of business, in an aggregate principal amount for all such loans and advances pursuant to this clause (f) not to exceed $2,500,000 in the aggregate at any one time outstanding;

(g) Permitted Acquisitions; provided, that the aggregate outstanding amount of Investments by Credit Parties with respect to Foreign Acquisitions (except to the extent directly financed or paid for with Qualified Equity Interests of Holdings or any Parent or Permitted Equity Proceeds) shall not exceed an amount equal to (i) $25,000,000 (provided, that such Dollar limitation shall be increased to $50,000,000 if the Senior Secured Leverage Ratio is less than 2.00:1.00 immediately before and immediately after giving effect to such Permitted Acquisition on a pro forma basis) minus (ii) the aggregate outstanding amount of Investments pursuant to 6.6(b)(iii);

(h) Investments (i) described in Schedule 6.6 and any modification, replacement, renewal, reinvestment or extension thereof and (ii) existing on the date hereof by the Borrower or any Subsidiary in the Borrower or any other Subsidiary and any modification, exchange in kind, renewal or extension thereof; provided that the amount of the original Investment is not increased except by the terms of such Investment or as otherwise permitted by this Section 6.6;

(i) Hedge Agreements which constitute Investments;

(j) promissory notes and other non-Cash consideration received in connection with an Asset Sale permitted by Section 6.8;

(k) so long as no Default or Event of Default shall have occurred and be continuing or shall be caused thereby, other Investments (other than any acquisition by Holdings or any of its Subsidiaries, whether by purchase, merger or otherwise, of all or substantially all of the assets of, all of the Equity Interests of, or a business line or unit or a division of, any Person) with Permitted Equity Proceeds or the issuance of Qualified Equity Interests by Holdings or any Parent not to exceed the amount thereof available immediately prior to the making of such Investment;

(l) loans and advances by the Borrower to Holdings, or by Holdings to any Parent, solely to the extent constituting a Restricted Junior Payment which is permitted to be made pursuant to Section 6.4;

(m) Investments in the ordinary course of business solely to the extent consisting of endorsements for collection or deposit pursuant to Article 3 of the UCC;

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(n) Investments of a Subsidiary acquired after the Closing Date or of a corporation merged into the Borrower or merged or consolidated with a Subsidiary in accordance with Section 6.8 after the Closing Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(o) unsecured guaranties by Holdings or any of its Subsidiaries of leases (other than Capital Leases) or of other obligations that do not constitute Indebtedness, in each case entered into in the ordinary course of business; and

(p) other Investments in an aggregate amount not to exceed, together with the aggregate amount of Restricted Junior Payments made pursuant to Section 6.4(k), $30,000,000 during the term of this Agreement.

Notwithstanding the foregoing, in no event shall any Credit Party make any Investment which results in or facilitates in any manner any Restricted Junior Payment not otherwise permitted under the terms of Section 6.4.

6.7. Financial Covenants.

(a) Interest Coverage Ratio. Borrower shall not permit the Interest Coverage Ratio as of the last day of any Fiscal Quarter, beginning with the Fiscal Quarter ending December 31, 2008, to be less than the correlative ratio indicated:

Fiscal Quarter	Interest Coverage Ratio
December 31, 2008	1.35:1.00
March 31, 2009	1.35:1.00
June 30, 2009	1.35:1.00
September 30, 2009	1.40:1.00
December 31, 2009	1.50:1.00
March 31, 2010	1.50:1.00
June 30, 2010	1.50:1.00
September 30, 2010	1.50:1.00
December 31, 2010	1.75:1.00
March 31, 2011	1.75:1.00
June 30, 2011	1.75:1.00
September 30, 2011	1.75:1.00
December 31, 2011	2.00:100
March 31, 2012	2.00:1.00
June 30, 2012	2.00:1.00
September 30, 2012	2.00:1.00

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December 31, 2012	2.25:1.00
March 31, 2013	2.25:1.00
June 30, 2013	2.25:1.00
September 30, 2013	2.25:1.00
December 31, 2013	2.25:1.00
March 31, 2014	2.25:1.00
June 30, 2014	2.25:1.00
September 30, 2014	2.25:1.00
December 31, 2014	2.25:1.00
March 31, 2015	2.25:1.00
June 30, 2015	2.25:1.00

(b) Total Leverage Ratio. Borrower shall not permit the Total Leverage Ratio as of the last day of any Fiscal Quarter, beginning with the Fiscal Quarter ending December 31, 2008, to exceed the correlative ratio indicated:

Fiscal Quarter	Total Leverage Ratio
December 31, 2008	7.00:1.00
March 31, 2009	7.00:1.00
June 30, 2009	6.75:1.00
September 30, 2009	6.75:1.00
December 31, 2009	6.50:1.00
March 31, 2010	6.50:1.00
June 30, 2010	6.25:1.00
September 30, 2010	6.00:1.00
December 31, 2010	5.75:1.00
March 31, 2011	5.75:1.00
June 30, 2011	5.50:1.00
September 30, 2011	5.50:1.00
December 31, 2011	5.25:1.00
March 31, 2012	5.00:1.00
June 30, 2012	4.75:1.00
September 30, 2012	4.75:1.00
December 31, 2012	4.50:1.00
March 31, 2013	4.50:1.00
June 30, 2013	4.50:1.00

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September 30, 2013	4.50:1.00
December 31, 2013	4.50:1.00
March 31, 2014	4.50:1.00
June 30, 2014	4.50:1.00
September 30, 2014	4.50:1.00
December 31, 2014	4.50:1.00
March 31, 2015	4.50:1.00
June 30, 2015	4.50:1.00

(c) Maximum Consolidated Capital Expenditures. Holdings shall not, and shall not permit its Subsidiaries to, make or incur Consolidated Capital Expenditures, in any Fiscal Year indicated below, in an aggregate amount for Holdings and its Subsidiaries in excess of the corresponding amount set forth below opposite such Fiscal Year; provided, such amount for any Fiscal Year shall be increased by an amount equal to 50% of the excess, if any, of such amount for the immediately preceding Fiscal Year over the actual amount of Consolidated Capital Expenditures for such previous Fiscal Year (provided that any such excess amount shall be used in the immediately following Fiscal Year prior to the amount scheduled for such following Fiscal Year):

Fiscal Year	Consolidated Capital Expenditures
2008	$50,000,000
2009	$55,000,000
2010	$60,000,000
2011	$60,000,000
2012	$65,000,000
2013	$65,000,000
2014	$65,000,000

(d) Certain Calculations. With respect to any period during which a Permitted Acquisition or an Asset Sale has occurred (each, a “Subject Transaction”), for purposes of determining the Total Leverage Ratio, Senior Secured Leverage Ratio, Fixed Charge Coverage Ratio and Interest Coverage Ratio for any purpose under this Agreement (including for purposes of determining compliance with the financial covenants set forth in this Section 6.7), Consolidated Total Debt, Consolidated Adjusted EBITDA and the components of the Total Leverage Ratio, Senior Secured Leverage Ratio, Consolidated Interest Expense and Consolidated Fixed Charges shall be calculated with respect to such period on a pro forma basis (including pro forma adjustments arising out of events which are directly attributable to a specific transaction, are factually supportable and are expected to have a continuing impact, in each case determined on a basis consistent with Article 11 of Regulation S-X promulgated under the Securities Act and

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as interpreted by the staff of the Securities and Exchange Commission, which would include cost savings and synergies resulting from head count reduction, closure of facilities and similar restructuring charges, which pro forma adjustments shall be certified by the chief financial officer of Holdings) using the historical audited financial statements (or, to the extent that historical audited financial statements are not available, such internally prepared unaudited financial statements) of any business so acquired or to be acquired or sold or to be sold and the consolidated financial statements of Holdings and its Subsidiaries which shall be reformulated as if such Subject Transaction, and any Indebtedness incurred or repaid in connection therewith, had been consummated or incurred or repaid at the beginning of such period (and assuming that such Indebtedness bears interest during any portion of the applicable measurement period prior to the relevant Subject Transaction at the weighted average of the interest rates applicable to outstanding Loans incurred during such period); provided, that, for the purposes of calculating any of the foregoing ratios, other than for the purpose of determining compliance with this Section 6.7 or calculating the Applicable Margin, each Subject Transaction that has occurred, and all Indebtedness that has been incurred or repaid following the most recently ended period of four Fiscal Quarters shall be deemed to have occurred or been incurred or repaid (as applicable) at the beginning of such period. To the extent that any provision of this Agreement requires either ratio set forth in Section 6.7(a) or (b) to be calculated on a pro forma basis prior to the date on which such ratio is first required to be tested pursuant to such Section, such calculation shall be made as if such ratio was required to be tested as of the most recently ended Fiscal Quarter (having the same respective level applicable to the first date on which such ratio is required to be so tested).

6.8. Fundamental Changes; Disposition of Assets. No Credit Party shall, nor shall it permit any of its Subsidiaries to, enter into any transaction of merger or consolidation, or liquidate, wind-up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease or license, exchange, transfer or otherwise dispose of, in one transaction or a series of transactions, all or any part of its business, assets or property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible, whether now owned or hereafter acquired, leased or licensed, except:

(a) any Subsidiary of Borrower may be merged with or into Borrower or any Subsidiary or be liquidated, wound up or dissolved, or all or any part of its business, property; or assets may be conveyed, sold, leased, transferred or otherwise disposed of, in one transaction or a series of transactions, to Borrower or any Subsidiary, provided, (i) in the case of such a merger with (A) the Borrower, the Borrower shall be the continuing or surviving Person, (B) any Subsidiary that is not a Guarantor Subsidiary with or into a Subsidiary that is a Guarantor Subsidiary, the Guarantor Subsidiary shall be the continuing or surviving Person; and (ii) in the case of a liquidation, winding up or dissolution or conveyance, sale, lease, transfer or other disposition of all or part of a Guarantor Subsidiary’s business property or assets, (A) if the transferor in such transaction is the Borrower or a Guarantor Subsidiary, then (A) the transferee must either be the Borrower or a Guarantor Subsidiary or (B) to the extent constituting an Investment, such Investment in a Subsidiary which is not a Credit Party is permitted in accordance with Section 6.6(b);

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(b) any Subsidiary may change its legal form, provided, that (i) any Subsidiary that is a Guarantor Subsidiary shall remain a Guarantor Subsidiary and (ii) the obligations of any such Guarantor Subsidiary under the Credit Documents shall not be affected;

(c) so long as no Default or Event of Default exists or would result therefrom, any Subsidiary may merge with any other Person in order to effect an Investment permitted pursuant to Section 6.6; provided that (i) if such Subsidiary is a Credit Party, a Credit Party shall be the continuing or surviving Person, and (ii) to the extent that the continuing or surviving Person was not a Credit Party prior to such merger, such continuing or surviving Person shall have complied with the requirements of Section 5.10(a);

(d) so long as no Default or Event of Default exists or would result therefrom, a merger, dissolution, liquidation, consolidation or disposition, the purpose of which is to effect an Asset Sale permitted pursuant to this Section 6.8 and is effected concurrently with the consummation of such Asset Sale;

(e) sales, leases or other dispositions of assets that do not constitute Asset Sales;

(f) dispositions of property to the Borrower or to a Subsidiary; provided that if the transferor of such property is a Guarantor Subsidiary or the Borrower (i) the transferee thereof must either be the Borrower or a Guarantor Subsidiary or (ii) to the extent that such transaction constitutes an Investment, such transaction is permitted under Section 6.6(b);

(g) dispositions of property pursuant to a sale-leaseback transaction permitted by Section 6.10;

(h) dispositions of Cash and Cash Equivalents;

(i) leases, subleases, licenses or sublicenses, in each case in the ordinary course of business which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the Borrower or any material Subsidiary;

(j) solely to the extent required by applicable law or court order, transfers of property subject to casualty events or a taking of property pursuant to eminent domain or condemnation (or pursuant to a sale of any such assets to a purchaser with such power under the threat of such a taking) upon receipt of the Net Insurance/Condemnation Proceeds from such transfers or takings;

(k) dispositions of Investments in Joint Ventures to the extent required by, or made pursuant to customary buy/sell arrangements between, the Joint Venture parties set forth in joint venture arrangements and similar binding arrangements;

(l) dispositions in the ordinary course of receivables and related assets in connection with the collection or compromise thereof (other than any factoring or other sale with respect thereto);

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(m) Asset Sales, the proceeds of which (valued at the principal amount thereof in the case of non-Cash proceeds consisting of notes or other debt Securities and valued at fair market value in the case of other non-Cash proceeds), when aggregated with the proceeds of all other Asset Sales made within the same Fiscal Year, are less than $15,000,000; provided, that (1) the consideration received for such assets shall be in an amount at least equal to the fair market value thereof (determined in good faith by the board of directors of Borrower (or similar governing body)), (2) no less than 75% thereof shall be paid in Cash or Cash Equivalents; provided, that for purposes of this clause (2), any Indebtedness (as shown on the Borrower’s or such Subsidiary’s most recent balance sheet provided hereunder or in the footnotes thereto) of the Borrower or such Subsidiary, other than Indebtedness that is by its terms subordinated to the payment in cash of the Obligations, that is assumed by the transferee with respect to the applicable disposition and for which the Borrower and all of the Subsidiaries shall have been validly released by all applicable creditors in writing, shall be deemed to be Cash, and (3) the Net Asset Sale Proceeds thereof shall be applied as required by Section 2.14(a);

(n) dispositions of obsolete, worn out or surplus property, whether now owned or hereafter acquired, and dispositions of property (other than Mortgaged Properties) no longer used or useful in the conduct of the business of the Borrower and its Subsidiaries;

(o) Investments made in accordance with Section 6.6, Liens granted in accordance with Section 6.2 and cash payments permitted by Section 6.4;

(p) the Reorganization; and

(q) sales of Real Estate Assets listed on Schedule 6.8; provided, that (1) the consideration received for such Real Estate Assets shall be in an amount at least equal to the fair market value thereof (determined in good faith by the board of directors of Borrower (or similar governing body)), (2) no less than 75% thereof shall be paid in Cash or Cash Equivalents; provided, that for purposes of this clause (2), any Indebtedness (as shown on the Borrower’s or such Subsidiary’s most recent balance sheet provided hereunder or in the footnotes thereto) of the Borrower or such Subsidiary, other than Indebtedness that is by its terms subordinated to the payment in cash of the Obligations, that is assumed by the transferee with respect to the applicable disposition and for which the Borrower and all of the Subsidiaries shall have been validly released by all applicable creditors in writing, shall be deemed to be Cash, and (3) the Net Asset Sale Proceeds thereof shall be applied as required by Section 2.14(a).

6.9. Disposal of Subsidiary Interests. Except for any disposition of its interests in the Equity Interests of any of its Subsidiaries in compliance with the provisions of Section 6.6 or Section 6.8, no Credit Party shall, nor shall it permit any of its Subsidiaries to directly or indirectly sell, assign, pledge or otherwise encumber or dispose of any Equity Interests of any of its Subsidiaries, except to qualify directors and shares issued to foreign nationals if required by applicable law; provided that a disposition of less than all of its Equity Interests in any Subsidiary that is a Guarantor shall not be permitted unless such Subsidiary shall continue to be a Guarantor.

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6.10. Sales and Lease-Backs. No Credit Party shall, nor shall it permit any of its Subsidiaries to, directly or indirectly, become or remain liable as lessee or as a guarantor or other surety with respect to any lease of any property (whether real, personal or mixed), whether now owned or hereafter acquired, which such Credit Party (a) has sold or transferred or is to sell or to transfer to any other Person (other than Holdings or any of its Subsidiaries), or (b) intends to use for substantially the same purpose as any other property which has been or is to be sold or transferred by such Credit Party to any Person (other than Holdings or any of its Subsidiaries) in connection with such lease, other than with respect to property (i) owned on the Closing Date; provided that all Net Asset Sale Proceeds thereof shall be applied to prepay the Term Loans in accordance with Section 2.14(a) and may not be reinvested in the business of the Borrower or a Subsidiary and (ii) acquired by the Borrower or any Subsidiary after the Closing Date, and such sale-leaseback occurs within one hundred eighty (180) days (or, solely to the extent that such party has entered into a binding agreement for such sale-leaseback in writing during such 180-day period, within two hundred seventy (270) days) before or after the acquisition or construction (as applicable) of such property, and in each case to the extent the Attributable Indebtedness with respect thereto is permitted by Section 6.1.

6.11. Transactions with Affiliates. No Credit Party shall, nor shall it permit any of its Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of Holdings on terms that are materially less favorable to Holdings or that Subsidiary, as the case may be, than those that would be obtained at the time from a Person who is not such an Affiliate; provided, the foregoing restriction shall not apply to (a) any transaction among Borrower and any Subsidiary or any Person that becomes a Subsidiary as a result of such transaction; (b) reasonable costs and expenses and customary fees paid to, and indemnities provided on behalf of, members of the board of directors (or similar governing body), officers and employees of Holdings and its Subsidiaries; (c) compensation and severance arrangements for officers and other employees of Holdings and its Subsidiaries entered into in the ordinary course of business; (d) the Management Agreement and the payment of Management Fees to Sponsor or its Affiliates pursuant to the Management Agreement (plus any unpaid Management Fees accrued in any prior year) (solely to the extent that (i) the payment of such Management Fees is permitted pursuant to Section 6.4(d) and (ii) any such payments pursuant to clauses (i) and (iii) of Section 6.4(d) are subordinated to the Obligations pursuant to the terms of the Management Fee Subordination Agreement); (e) transactions described in Schedule 6.11 and any amendments thereto to the extent such an amendment, when taken as a whole, is not adverse to the Lenders in any material respect, (f) the payment of fees and expenses and the making of any Restricted Junior Payments related to or in connection with the Transactions, (g) if otherwise not prohibited hereunder, the issuance of Qualified Equity Interests of Holdings to the Sponsor, or to any director, officer or employee, or consultant of Holdings, the Borrower or any of its Subsidiaries, (h) any Restricted Junior Payment permitted under Section 6.4, (i) loans by Holdings or any of its Subsidiaries to Holdings or any of its Subsidiaries or to officers, directors or employees to the extent permitted under this Article 6 and (j) customary payments by Holdings and any of its Subsidiaries to the Sponsor made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities (including in connection with Permitted Acquisitions or dispositions), which payments are (1) approved by the majority of the members of the board of directors or a majority of the disinterested members of the board of directors of Holdings or the Borrower, in good faith, and (2) permitted to be made pursuant to Section 6.4(k).

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6.12. Conduct of Business. From and after the Closing Date, no Credit Party shall, nor shall it permit any of its Subsidiaries to, engage in any business other than (i) the businesses engaged in by such Credit Party on the Closing Date and similar or related businesses or complementary or incidental thereto and (ii) such other lines of business as may be consented to by Requisite Lenders.

6.13. Permitted Activities of Holdings. Holdings shall not (a) incur, directly or indirectly, any Indebtedness other than the Indebtedness and obligations under this Agreement, the other Credit Documents and the Related Agreements; (b) create or suffer to exist any Lien upon any property or assets now owned or hereafter acquired, leased or licensed by it other than the Liens created under the Collateral Documents to which it is a party or Permitted Liens; (c) engage in any business or own any assets other than (i) holding 100% of the Equity Interests of Borrower (excluding any interests held by a general partner, managing member or equivalent entity which is itself a direct wholly owned Subsidiary of Holdings), (ii) performing its obligations and activities incidental thereto under the Credit Documents, and to the extent not inconsistent therewith, the Related Agreements; and (iii) making Restricted Junior Payments and Investments to the extent permitted by this Agreement; (d) except as permitted pursuant to Section 6.8, consolidate with or merge with or into, or convey, transfer, lease or license all or substantially all its assets to, any Person; (e) sell or otherwise dispose of any Equity Interests of any of its direct Subsidiaries; (f) create or acquire any Subsidiary or make or own any Investment in any Person other than Borrower any Investment to be contributed to the Borrower or any Subsidiary; or (g) fail to hold itself out to the public as a legal entity separate and distinct from all other Persons.

6.14. Amendments or Waivers of Organizational Documents and Related Agreements. Except as set forth in Section 6.15 or to the extent required to permit the Reorganization, no Credit Party shall nor shall it permit any of its Subsidiaries to, agree to any material amendment, restatement, supplement or other modification to, or waiver of, any of its Organizational Documents or any of its material rights under any Related Agreement after the Closing Date if the effect of such amendment, restatement, supplement or other modification to, or waiver of, would be materially adverse to the Lenders without in each case obtaining the prior written consent of the Administrative Agent to such amendment, restatement, supplement or other modification or waiver; provided that each Person that becomes a Subsidiary of a Credit Party after the Closing Date may amend, restate, supplement, or otherwise modify, any of its Organizational Documents in a manner consistent with the Organizational Documents of the Credit Parties.

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6.15. Amendments or Waivers with respect to Certain Indebtedness. No Credit Party shall, nor shall it permit any of its Subsidiaries to, amend or otherwise change the terms of the Holdings Notes, the Holdings Notes Indenture, the Subordinated Notes or the Subordinated Notes Indenture (or any Permitted Refinancing thereof), or make any payment consistent with an amendment thereof or change thereto, if the effect of such amendment or change is to increase the interest rate on any such Indebtedness, change (to earlier dates) any dates upon which payments of principal or interest are due thereon, change (to the extent adverse to the Lenders) any event of default or condition to an event of default with respect thereto (other than to eliminate any such event of default or increase any grace period related thereto), change (to the extent adverse to the Lenders) the redemption, prepayment or defeasance provisions thereof, change the subordination provisions of the Subordinated Notes or the Subordinated Notes Indenture (or any Permitted Refinancing thereof) (or of any guaranty thereof), or if the effect of such amendment or change, together with all other amendments or changes made, is to increase materially the obligations of the obligor thereunder or to confer any additional rights on the holders of any such Indebtedness (or a trustee or other representative on their behalf) which would be adverse to any Credit Party or Lenders.

6.16. Fiscal Year. No Credit Party shall, nor shall it permit any of its Subsidiaries to change its Fiscal Year-end from December 31 without the consent of the Administrative Agent.

SECTION 7. GUARANTY

7.1. Guaranty of the Obligations. Subject to the provisions of Section 7.2, Guarantors jointly and severally hereby irrevocably and unconditionally guaranty to Administrative Agent for the ratable benefit of the Beneficiaries the due and punctual payment in full of all Obligations when the same shall become due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Code, 11 U.S.C. § 362(a)) (collectively, the “Guaranteed Obligations”).

7.2. Contribution by Guarantors. All Guarantors desire to allocate among themselves (collectively, the “Contributing Guarantors”), in a fair and equitable manner, their obligations arising under this Guaranty. Accordingly, in the event any payment or distribution is made on any date by a Guarantor (a “Funding Guarantor”) under this Guaranty such that its Aggregate Payments exceeds its Fair Share as of such date, such Funding Guarantor shall be entitled to a contribution from each of the other Contributing Guarantors in an amount sufficient to cause each Contributing Guarantor’s Aggregate Payments to equal its Fair Share as of such date. “Fair Share” means, with respect to a Contributing Guarantor as of any date of determination, an amount equal to (a) the ratio of (i) the Fair Share Contribution Amount with respect to such Contributing Guarantor to (ii) the aggregate of the Fair Share Contribution Amounts with respect to all Contributing Guarantors multiplied by (b) the aggregate amount paid or distributed on or before such date by all Funding Guarantors under this Guaranty in respect of the obligations Guaranteed. “Fair Share Contribution Amount” means, with respect to a Contributing Guarantor as of any date of determination, the maximum aggregate amount of the obligations of such Contributing Guarantor under this Guaranty that would not render its obligations hereunder or thereunder subject to avoidance as a fraudulent transfer or conveyance

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under Section 548 of Title 11 of the United States Code or any comparable applicable provisions of state law; provided, solely for purposes of calculating the “Fair Share Contribution Amount” with respect to any Contributing Guarantor for purposes of this Section 7.2, any assets or liabilities of such Contributing Guarantor arising by virtue of any rights to subrogation, reimbursement or indemnification or any rights to or obligations of contribution hereunder shall not be considered as assets or liabilities of such Contributing Guarantor. “Aggregate Payments” means, with respect to a Contributing Guarantor as of any date of determination, an amount equal to (1) the aggregate amount of all payments and distributions made on or before such date by such Contributing Guarantor in respect of this Guaranty (including in respect of this Section 7.2), minus (2) the aggregate amount of all payments received on or before such date by such Contributing Guarantor from the other Contributing Guarantors as contributions under this Section 7.2. The amounts payable as contributions hereunder shall be determined as of the date on which the related payment or distribution is made by the applicable Funding Guarantor. The allocation among Contributing Guarantors of their obligations as set forth in this Section 7.2 shall not be construed in any way to limit the liability of any Contributing Guarantor hereunder. Each Guarantor is a third party beneficiary to the contribution agreement set forth in this Section 7.2.

7.3. Payment by Guarantors. Subject to Section 7.2, Guarantors hereby jointly and severally agree, in furtherance of the foregoing and not in limitation of any other right which any Beneficiary may have at law or in equity against any Guarantor by virtue hereof, that upon the failure of Borrower to pay any of the Guaranteed Obligations when and as the same shall become due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Code, 11 U.S.C. § 362(a)), Guarantors will upon demand pay, or cause to be paid, in Cash, to Administrative Agent for the ratable benefit of Beneficiaries, an amount equal to the sum of the unpaid principal amount of all Guaranteed Obligations then due as aforesaid, accrued and unpaid interest on such Guaranteed Obligations (including interest which, but for Borrower’s becoming the subject of a case under the Bankruptcy Code, would have accrued on such Guaranteed Obligations, whether or not a claim is allowed against Borrower for such interest in the related bankruptcy case) and all other Guaranteed Obligations then owed to Beneficiaries as aforesaid.

7.4. Liability of Guarantors Absolute. To the extent permitted by applicable law, each Guarantor agrees that its obligations hereunder are irrevocable, absolute, independent and unconditional and shall not be affected by any circumstance which constitutes a legal or equitable discharge of a guarantor or surety other than payment in full of the Guaranteed Obligations (other than (x) obligations under Hedge Agreements not yet due and payable, and (y) contingent indemnification obligations not yet accrued and payable). In furtherance of the foregoing and without limiting the generality thereof, each Guarantor agrees, to the extent permitted by applicable law, as follows:

(a) this Guaranty is a guaranty of payment when due and not of collectability. This Guaranty is a primary obligation of each Guarantor and not merely a contract of surety;

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(b) to the extent permitted by applicable law, Administrative Agent may enforce this Guaranty upon the occurrence of an Event of Default notwithstanding the existence of any dispute between Borrower and any Beneficiary with respect to the existence of such Event of Default;

(c) the obligations of each Guarantor hereunder are independent of the obligations of Borrower and the obligations of any other guarantor (including any other Guarantor) of the obligations of Borrower, and a separate action or actions may be brought and prosecuted against such Guarantor whether or not any action is brought against Borrower or any of such other guarantors and whether or not Borrower is joined in any such action or actions;

(d) payment by any Guarantor of a portion, but not all, of the Guaranteed Obligations shall in no way limit, affect, modify or abridge any Guarantor’s liability for any portion of the Guaranteed Obligations which has not been paid. Without limiting the generality of the foregoing, if Administrative Agent is awarded a judgment in any suit brought to enforce any Guarantor’s covenant to pay a portion of the Guaranteed Obligations, such judgment shall not be deemed to release such Guarantor from its covenant to pay the portion of the Guaranteed Obligations that is not the subject of such suit, and such judgment shall not, except to the extent satisfied by such Guarantor, limit, affect, modify or abridge any other Guarantor’s liability hereunder in respect of the Guaranteed Obligations;

(e) any Beneficiary, upon such terms as it deems appropriate, without notice or demand and without affecting the validity or enforceability hereof or giving rise to any reduction, limitation, impairment, discharge or termination of any Guarantor’s liability hereunder, from time to time may (i) renew, extend, accelerate, increase the rate of interest on, or otherwise change the time, place, manner or terms of payment of the Guaranteed Obligations; (ii) settle, compromise, release or discharge, or accept or refuse any offer of performance with respect to, or substitutions for, the Guaranteed Obligations or any agreement relating thereto and/or subordinate the payment of the same to the payment of any other obligations; (iii) request and accept other guaranties of the Guaranteed Obligations and take and hold security for the payment hereof or the Guaranteed Obligations; (iv) release, surrender, exchange, substitute, compromise, settle, rescind, waive, alter, subordinate or modify, with or without consideration, any security for payment of the Guaranteed Obligations, any other guaranties of the Guaranteed Obligations, or any other obligation of any Person (including any other Guarantor) with respect to the Guaranteed Obligations; (v) enforce and apply any security now or hereafter held by or for the benefit of such Beneficiary in respect hereof or the Guaranteed Obligations and direct the order or manner of sale thereof, or exercise any other right or remedy that such Beneficiary may have against any such security, in each case as such Beneficiary in its discretion may determine consistent herewith or the applicable Hedge Agreement and any applicable security agreement, including foreclosure on any such security pursuant to one or more judicial or nonjudicial sales, whether or not every aspect of any such sale is commercially reasonable, and even though such action operates to impair or extinguish any right of reimbursement or subrogation or other right or remedy of any Guarantor against Borrower or any security for the Guaranteed Obligations; and (vi) exercise any other rights available to it under the Credit Documents or any Hedge Agreements; and

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(f) this Guaranty and the obligations of Guarantors hereunder shall be valid and enforceable and shall not be subject to any reduction, limitation, impairment, discharge or termination for any reason (other than payment in full of the Guaranteed Obligations (other than (x) obligations under Hedge Agreements not yet due and payable, and (y) contingent indemnification obligations not yet accrued and payable)), including the occurrence of any of the following, whether or not any Guarantor shall have had notice or knowledge of any of them: (i) any failure or omission to assert or enforce or agreement or election not to assert or enforce, or the stay or enjoining, by order of court, by operation of law or otherwise, of the exercise or enforcement of, any claim or demand or any right, power or remedy (whether arising under the Credit Documents or any Hedge Agreements, at law, in equity or otherwise) with respect to the Guaranteed Obligations or any agreement relating thereto, or with respect to any other guaranty of or security for the payment of the Guaranteed Obligations; (ii) any rescission, waiver, amendment or modification of, or any consent to departure from, any of the terms or provisions (including provisions relating to events of default) hereof, any of the other Credit Documents, any of the Hedge Agreements or any agreement or instrument executed pursuant thereto, or of any other guaranty or security for the Guaranteed Obligations, in each case whether or not in accordance with the terms hereof or such Credit Document, such Hedge Agreement or any agreement relating to such other guaranty or security; (iii) the Guaranteed Obligations, or any agreement relating thereto, at any time being found to be illegal, invalid or unenforceable in any respect; (iv) the application of payments received from any source (other than payments received pursuant to the other Credit Documents or any of the Hedge Agreements or from the proceeds of any security for the Guaranteed Obligations, except to the extent such security also serves as collateral for indebtedness other than the Guaranteed Obligations) to the payment of indebtedness other than the Guaranteed Obligations, even though any Beneficiary might have elected to apply such payment to any part or all of the Guaranteed Obligations; (v) any Beneficiary’s consent to the change, reorganization or termination of the corporate structure or existence of Holdings or any of its Subsidiaries and to any corresponding restructuring of the Guaranteed Obligations; (vi) any failure to perfect or continue perfection of a security interest in any collateral which secures any of the Guaranteed Obligations; (vii) any defenses, set-offs or counterclaims which Borrower may allege or assert against any Beneficiary in respect of the Guaranteed Obligations, including failure of consideration, breach of warranty, payment, statute of frauds, statute of limitations, accord and satisfaction and usury; and (viii) any other act or thing or omission, or delay to do any other act or thing, which may or might in any manner or to any extent vary the risk of any Guarantor as an obligor in respect of the Guaranteed Obligations.

7.5. Waivers by Guarantors. To the extent permitted by applicable law, each Guarantor hereby waives, for the benefit of Beneficiaries: (a) any right to require any Beneficiary, as a condition of payment or performance by such Guarantor, to (i) proceed against Borrower, any other guarantor (including any other Guarantor) of the Guaranteed Obligations or any other Person, (ii) proceed against or exhaust any security held from Borrower, any such other guarantor or any other Person, (iii) proceed against or have resort to any balance of any Deposit Account or credit on the books of any Beneficiary in favor of Borrower or any other Person, or (iv) pursue any other remedy in the power of any Beneficiary whatsoever; (b) any defense arising by reason of the incapacity, lack of authority or any disability or other defense of Borrower or any other Guarantor including any defense based on or arising out of the lack of validity or the unenforceability of the Guaranteed Obligations or any agreement or instrument

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relating thereto or by reason of the cessation of the liability of Borrower or any other Guarantor from any cause other than payment in full of the Guaranteed Obligations (other than (x) obligations under Hedge Agreements not yet due and payable, and (y) contingent indemnification obligations not yet accrued and payable); (c) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; (d) any defense based upon any Beneficiary’s errors or omissions in the administration of the Guaranteed Obligations, except behavior which amounts to bad faith; (e) (i) any principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms hereof and any legal or equitable discharge of such Guarantor’s obligations hereunder, (ii) the benefit of any statute of limitations affecting such Guarantor’s liability hereunder or the enforcement hereof, (iii) any rights to set-offs, recoupments and counterclaims, and (iv) promptness, diligence and any requirement that any Beneficiary protect, secure, perfect or insure any security interest or lien or any property subject thereto; (0 notices, demands, presentments, protests, notices of protest, notices of dishonor and notices of any action or inaction, including acceptance hereof, notices of default hereunder, the Hedge Agreements or any agreement or instrument related thereto, notices of any renewal, extension or modification of the Guaranteed Obligations or any agreement related thereto, notices of any extension of credit to Borrower and notices of any of the matters referred to in Section 7.4 and any right to consent to any thereof; and (g) any defenses or benefits that may be derived from or afforded by law which limit the liability of or exonerate guarantors or sureties, or which may conflict with the terms hereof

7.6. Guarantors’ Rights of Subrogation, Contribution, Etc. To the extent permitted by applicable law, until the Guaranteed Obligations (other than (x) obligations under Hedge Agreements not yet due and payable, and (y) contingent indemnification obligations not yet accrued and payable) shall have been paid in full and the Revolving Commitments shall have terminated and all Letters of Credit shall have expired or been cancelled (or back-up standby letters of credit or deposits of cash collateral in respect of all Letters of Credit shall have been furnished to the Issuing Lender), each Guarantor hereby waives any claim, right or remedy, direct or indirect, that such Guarantor now has or may hereafter have against Borrower or any other Guarantor or any of its assets in connection with this Guaranty or the performance by such Guarantor of its obligations hereunder, in each case whether such claim, right or remedy arises in equity, under contract, by statute, under common law or otherwise and including (a) any right of subrogation, reimbursement or indemnification that such Guarantor now has or may hereafter have against Borrower with respect to the Guaranteed Obligations, (b) any right to enforce, or to participate in, any claim, right or remedy that any Beneficiary now has or may hereafter have against Borrower, and (c) any benefit of, and any right to participate in, any collateral or security now or hereafter held by any Beneficiary. In addition, until the Guaranteed Obligations (other than (x) obligations under Hedge Agreements not yet due and payable, and (y) contingent indemnification obligations not yet accrued and payable) shall have been paid in full and the Revolving Commitments shall have terminated and all Letters of Credit shall have expired or been cancelled (or back-up standby letters of credit or deposits of cash collateral in respect of all Letters of Credit shall have been furnished to the Issuing Lender), each Guarantor shall withhold exercise of any right of contribution such Guarantor may have against any other guarantor (including any other Guarantor) of the Guaranteed Obligations, including any such right of

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contribution as contemplated by Section 7.2. Each Guarantor further agrees that, to the extent the waiver or agreement to withhold the exercise of its rights of subrogation, reimbursement, indemnification and contribution as set forth herein is found by a court of competent jurisdiction to be void or voidable for any reason, any rights of subrogation, reimbursement or indemnification such Guarantor may have against Borrower or against any collateral or security, and any rights of contribution such Guarantor may have against any such other guarantor, shall be junior and subordinate to any rights any Beneficiary may have against Borrower, to all right, title and interest any Beneficiary may have in any such collateral or security, and to any right any Beneficiary may have against such other guarantor. If any amount shall be paid to any Guarantor on account of any such subrogation, reimbursement, indemnification or contribution rights at any time when all Guaranteed Obligations (other than (x) obligations under Hedge Agreements not yet due and payable, and (y) contingent indemnification obligations not yet accrued and payable) shall not have been finally and paid in full, such amount shall be held in trust for Administrative Agent on behalf of Beneficiaries and shall forthwith be paid over to Administrative Agent for the benefit of Beneficiaries to be credited and applied against the Guaranteed Obligations, whether matured or unmatured, in accordance with the terms hereof.

7.7. Subordination of Other Obligations. Any Indebtedness of Borrower or any Guarantor now or hereafter held by any Guarantor (the “Obligee Guarantor”) is hereby subordinated in right of payment to the Guaranteed Obligations, and any such Indebtedness collected or received by the Obligee Guarantor after an Event of Default pursuant to Section 8.1(f) or (g) or (at the election of the Administrative Agent) any other Event of Default, has occurred and is continuing shall be held in trust for Administrative Agent on behalf of Beneficiaries and shall forthwith be paid over to Administrative Agent for the benefit of Beneficiaries to be credited and applied against the Guaranteed Obligations but without affecting, impairing or limiting in any manner the liability of the Obligee Guarantor under any other provision hereof.

7.8. Continuing Guaranty. This Guaranty is a continuing guaranty and shall remain in effect until all of the Guaranteed Obligations (other than (x) obligations under Hedge Agreements not yet due and payable, and (y) contingent indemnification obligations not yet accrued and payable) shall have been paid in full and the Revolving Commitments shall have terminated and all Letters of Credit shall have expired or been cancelled (or back-up standby letters of credit or deposits of cash collateral in respect of all Letters of Credit shall have been furnished to the Issuing Lender). Each Guarantor hereby irrevocably waives any right to revoke this Guaranty as to future transactions giving rise to any Guaranteed Obligations.

7.9. Authority of Guarantors or Borrower. It is not necessary for any Beneficiary to inquire into the capacity or powers of any Guarantor or Borrower or the officers, directors or any agents acting or purporting to act on behalf of any of them.

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7.10. Financial Condition of Borrower. Any Credit Extension may be made to Borrower or continued from time to time, and any Hedge Agreements may be entered into from time to time, in each case without notice to or authorization from any Guarantor regardless of the financial or other condition of Borrower at the time of any such grant or continuation or at the time such Hedge Agreement is entered into, as the case may be. No Beneficiary shall have any obligation to disclose or discuss with any Guarantor its assessment, or any Guarantor’s assessment, of the financial condition of Borrower. Each Guarantor has adequate means to obtain information from Borrower on a continuing basis concerning the financial condition of Borrower and its ability to perform its obligations under the Credit Documents and the Hedge Agreements, and each Guarantor assumes the responsibility for being and keeping informed of the financial condition of Borrower and of all circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations. Each Guarantor hereby waives and relinquishes any duty on the part of any Beneficiary to disclose any matter, fact or thing relating to the business, operations or conditions of Borrower now known or hereafter known by any Beneficiary.

7.11. Bankruptcy, Etc. (a) So long as any Guaranteed Obligations (other than (x) obligations under Hedge Agreements not yet due and payable, and (y) contingent indemnification obligations not yet accrued and payable) remain outstanding, no Guarantor shall, without the prior written consent of Administrative Agent acting pursuant to the instructions of Requisite Lenders, commence or join with any other Person in commencing any bankruptcy, reorganization or insolvency case or proceeding of or against Borrower or any other Guarantor. The obligations of Guarantors hereunder shall not be reduced, limited, impaired, discharged, deferred, suspended or terminated by any case or proceeding, voluntary or involuntary, involving the bankruptcy, insolvency, receivership, reorganization, liquidation or arrangement of Borrower or any other Guarantor or by any defense which Borrower or any other Guarantor may have by reason of the order, decree or decision of any court or administrative body resulting from any such proceeding.

(b) To the extent permitted by applicable law, each Guarantor acknowledges and agrees that any interest on any portion of the Guaranteed Obligations which accrues after the commencement of any case or proceeding referred to in clause (a) above (or, if interest on any portion of the Guaranteed Obligations ceases to accrue by operation of law by reason of the commencement of such case or proceeding, such interest as would have accrued on such portion of the Guaranteed Obligations if such case or proceeding had not been commenced) shall be included in the Guaranteed Obligations because it is the intention of Guarantors and Beneficiaries that the Guaranteed Obligations which are guaranteed by Guarantors pursuant hereto should be determined without regard to any rule of law or order which may relieve Borrower of any portion of such Guaranteed Obligations. Guarantors will permit any trustee in bankruptcy, receiver, debtor in possession, assignee for the benefit of creditors or similar Person to pay Administrative Agent, or allow the claim of Administrative Agent in respect of, any such interest accruing after the date on which such case or proceeding is commenced.

(c) In the event that all or any portion of the Guaranteed Obligations are paid by Borrower, the obligations of Guarantors hereunder shall continue and remain in full force and effect or be reinstated, as the case may be, in the event that all or any part of such payment(s) are rescinded or recovered directly or indirectly from any Beneficiary as a preference, fraudulent transfer or otherwise, and any such payments which are so rescinded or recovered shall constitute Guaranteed Obligations for all purposes hereunder.

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7.12. Discharge of Guaranty Upon Sale of Guarantor. If all of the Equity Interests of any Guarantor or any of its successors in interest hereunder shall be sold or otherwise disposed of (including by merger or consolidation) in accordance with the terms and conditions hereof, the Guaranty of such Guarantor or such successor in interest, as the case may be, hereunder shall automatically be discharged and released without any further action by any Beneficiary or any other Person effective as of the time of such Asset Sale.

SECTION 8. EVENTS OF DEFAULT

8.1. Events of Default. If any one or more of the following conditions or events shall occur:

(a) Failure to Make Payments When Due. Failure by Borrower to pay (i) when due any installment of principal of any Loan, whether at stated maturity, by acceleration, by notice of voluntary prepayment, by mandatory prepayment or otherwise; (ii) when due any amount payable to Issuing Lender in reimbursement of any drawing under a Letter of Credit; or (iii) any interest on any Loan or any fee or any other amount due hereunder within five days after the date due; or

(b) Default in Other Agreements. (i) Failure of any Credit Party or any of their respective Subsidiaries to pay when due any principal of or interest on or any other amount, including any payment in settlement, payable in respect of one or more other items of Indebtedness (other than Indebtedness referred to in Section 8.1(a)) with an aggregate principal amount (or Net Mark-to-Market Exposure) of $15,000,000 or more, in each case beyond the grace period, if any, provided therefor, or (ii) breach or default by any Credit Party with respect to any other material term of (1) one or more items of Indebtedness in the individual or aggregate principal amounts (or Net Mark-to-Market Exposure) referred to in clause (i) above or (2) any loan agreement, mortgage, indenture or other agreement relating to such item(s) of Indebtedness, in each case beyond the grace period, if any, provided therefor, if the effect of such breach or default is to cause, or to permit the holder or holders of that Indebtedness (or a trustee on behalf of such holder or holders), to cause, that Indebtedness to become or be declared due and payable (or redeemable) prior to its stated maturity or the stated maturity of any underlying obligation, as the case may be; provided, that the foregoing, with respect to any Earn Out Indebtedness, shall be subject to Section 6.4(f); or

(c) Breach of Certain Covenants. Failure of any Credit Party to perform or comply with (i) any term or condition contained in Section 2.6, Section 5.1(f), Section 5.2, Section 5.14 or Section 6 or (ii) any term or condition contained in Sections 5.1(a), 5.1(b), 5.1(c), 5.1(d) within 10 Business Days following the occurrence of such Default; provided that any Event of Default under Section 6.7(a) or (b) is subject to cure as contemplated by Section 8.2; or

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(d) Breach of Representations, Etc. Any representation, warranty, certification or other statement of fact made or deemed made by any Credit Party in any Credit Document or in any statement or certificate required to be delivered in connection herewith or therewith shall be false in any material respect as of the date made or deemed made; or

(e) Other Defaults Under Credit Documents. Any Credit Party shall default in the performance of or compliance with any term contained herein or any of the other Credit Documents, other than any such term referred to in any other Section of this Section 8.1, and such default shall not have been remedied or waived within thirty days after the earlier of (i) an officer of such Credit Party becoming aware of such default or (ii) receipt by Borrower of notice from Administrative Agent or any Lender of such default; or

(f) Involuntary Bankruptcy; Appointment of Receiver, Etc. (i) A court of competent jurisdiction shall enter a decree or order for relief in respect of Holdings, the Borrower or any Specified Subsidiary in an involuntary case under the Bankruptcy Code or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect, which decree or order is not stayed; or any other similar relief shall be granted under any applicable federal or state law; or (ii) an involuntary case shall be commenced against Holdings, the Borrower or any Specified Subsidiary under the Bankruptcy Code or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over Holdings, the Borrower or any Specified Subsidiary, or over all or a substantial part of its property, shall have been entered; or there shall have occurred the involuntary appointment of an interim receiver, trustee or other custodian of Holdings, the Borrower or any Specified Subsidiary for all or a substantial part of its property; or a warrant of attachment, execution or similar process shall have been issued against any substantial part of the property of Holdings, the Borrower or any Specified Subsidiary; or any order, judgment or decree shall be entered against Holdings, the Borrower or any Specified Subsidiary decreeing the dissolution or split up of any such Person, and any such event described in this clause (ii) shall continue for sixty days without having been dismissed, bonded or discharged; or

(g) Voluntary Bankruptcy; Appointment of Receiver, Etc. (i) Holdings, the Borrower or any Specified Subsidiary shall have an order for relief entered with respect to it or shall commence a voluntary case under the Bankruptcy Code or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect, or shall consent to the entry of an order for relief in an involuntary case, or to the conversion of an involuntary case to a voluntary case, under any such law, or shall consent to the appointment of or taking possession by a receiver, trustee or other custodian for all or a substantial part of its property; or Holdings, the Borrower or any Specified Subsidiary shall make a general assignment for the benefit of creditors; or (ii) Holdings, the Borrower or any Specified Subsidiary shall be unable, or shall fail generally, or shall admit in writing its general inability, to pay its debts as such debts become due; or the board of directors (or similar governing body) of Holdings, the Borrower or any Specified Subsidiary (or any committee thereof) shall adopt any resolution or otherwise authorize any action to approve any of the actions referred to herein or in Section 8.1(f); or

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(h) Judgments and Attachments. Any money judgment, writ or warrant of attachment or similar process involving in the aggregate at any time an amount in excess of $15,000,000 (in either case to the extent not adequately covered by insurance as to which a solvent and unaffiliated insurance company has acknowledged coverage) shall be entered or filed against Holdings or any of its Subsidiaries or any of their respective assets and shall remain undischarged, unvacated, unbonded or unstayed for a period of sixty days (or in any event later than five days prior to the date of any proposed sale thereunder); or

(i) [Reserved].

(j) Employee Benefit Plans. (i) There shall occur one or more ERISA Events which individually or in the aggregate results in or would reasonably be expected to result in liability of Holdings, any of its Subsidiaries or any of their respective ERISA Affiliates in excess of $15,000,000 during the term hereof; or

(k) Change of Control. A Change of Control shall occur; or

(l) Guaranties, Collateral Documents and other Credit Documents. At any time after the execution and delivery thereof, (i) the Guaranty for any reason, other than the satisfaction in full of all Obligations (other than (x) obligations under Hedge Agreements not yet due and payable, and (y) contingent indemnification obligations not yet accrued and payable), shall fail to be in full force and effect (other than in accordance with its terms) or shall be declared to be null and void by a court of competent jurisdiction or any Guarantor shall repudiate its obligations thereunder, (ii) this Agreement or any Collateral Document fails to be in full force and effect (other than by reason of a release of Collateral in accordance with the terms hereof or thereof or the satisfaction in full of the Obligations (other than (x) obligations under Hedge Agreements not yet due and payable, and (y) contingent indemnification obligations not yet accrued and payable) in accordance with the terms hereof) or shall be declared null and void by a court of competent jurisdiction, or Collateral Agent shall not have or shall fail to have a valid and perfected Lien in any material portion of the Collateral purported to be covered by the Collateral Documents with the priority required by the relevant Collateral Document, in each case for any reason other than the failure of Collateral Agent or any Secured Party to take any action within its control, the failure of the Administrative Agent or the Collateral Agent to maintain possession of certificates actually delivered to it representing the securities pledged under the Collateral Documents or to file UCC continuation statements and except as to any immaterial portion of Collateral consisting of real property to the extent that such losses are covered by a lender’s title policy and such insurer has not denied coverage; or (iii) any Credit Party shall contest the validity or enforceability of any Credit Document in writing or deny in writing that it has any further liability, including with respect to future advances by Lenders, under any Credit Document to which it is a party or shall contest the validity or perfection of any Lien in any Collateral purported to be covered by the Collateral Documents; or

(m) Subordinated Indebtedness. (i) Any Indebtedness pursuant to the Subordinated Notes or the Subordinated Notes Indenture, any Permitted Refinancing thereof or the guarantees thereof shall cease, for any reason, to be validly subordinated to the Obligations of the Credit Parties hereunder, as provided in the Subordinated Notes Indenture or (ii) any management, consulting, monitoring, advisory or other fee payable to the Sponsor or its

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Affiliates pursuant to the Management Agreement, shall cease, for any reason, to be validly subordinated to the Obligations of the Credit Parties hereunder, as provided in the Management Fee Subordination Agreement, or, in either case, any Credit Party or any Affiliate of any Credit Party shall so assert;

THEN, (1) upon the occurrence of any Event of Default described in Section 8.1(f) or 8.1(g), automatically, and (2) upon the occurrence and during the continuance of any other Event of Default, at the request of (or with the consent of) Requisite Lenders, upon notice to Borrower by Administrative Agent, (A) the Revolving Commitments, if any, of each Lender having such Revolving Commitments and the obligation of Issuing Lender to issue any Letter of Credit shall immediately terminate; (B) each of the following shall immediately become due and payable, in each case without presentment, demand, protest or other requirements of any kind, all of which are hereby expressly waived by each Credit Party: (I) the unpaid principal amount of and accrued interest on the Loans, (II) an amount equal to the maximum amount that may at any time be drawn under all Letters of Credit then outstanding (regardless of whether any beneficiary under any such Letter of Credit shall have presented, or shall be entitled at such time to present, the drafts or other documents or certificates required to draw under such Letters of Credit), and (III) all other Obligations; provided, the foregoing shall not affect in any way the obligations of Lenders having Revolving Exposure under Section 2.3(b)(v) or Section 2.4(e); (C) Administrative Agent may cause Collateral Agent to enforce any and all Liens and security interests created pursuant to Collateral Documents; and (D) Administrative Agent shall direct Borrower to pay (and Borrower hereby agrees upon receipt of such notice, or upon the occurrence of any Event of Default specified in Sections 8.1(f) and (g) to pay) to Administrative Agent such additional amounts of cash as reasonably requested by Issuing Lender, to be held as security for Borrower’s reimbursement Obligations in respect of Letters of Credit then outstanding.

8.2. Borrower’s Right to Cure.

(a) Notwithstanding anything to the contrary contained in Section 8.1, in the event of any Event of Default under any covenant set forth in Section 67(a) or (b) and until the expiration of the tenth day after the date on which financial statements are required to be delivered with respect to the applicable Fiscal Quarter hereunder, the Borrower may receive capital contributions or issue common Qualified Equity Interests to Holdings and apply the amount of the proceeds thereof (the “Cure Amount”) to increase Consolidated Adjusted EBITDA with respect to such Fiscal Quarter (the “Cure Right”); provided, that such proceeds (i) with respect to any individual exercise of the Cure Right, shall not exceed $25,000,000, (ii) are actually received by the Borrower (including through capital contribution of such proceeds by Holdings to the Borrower) following the last day of such Fiscal Quarter, but no later than ten days after the date on which financial statements are required to be delivered with respect to such Fiscal Quarter hereunder, (iii) do not exceed the aggregate amount necessary to cure such Event of Default under Section 6.7(a) or (b) for the then applicable four Fiscal Quarter period and (iv) may not be applied to fund Restricted Junior Payments or Investments; and provided, further, that any Cure Amount used to calculate Consolidated Adjusted EBITDA for one Fiscal Quarter shall be used when calculating Consolidated Adjusted EBITDA for any fiscal period including such Fiscal Quarter. The parties hereby acknowledge that this Section 8.2(a) may not be relied

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on for any purposes other than to calculate compliance with Section 6.7(a) or (b) for purposes of determining whether an Event of Default exists, and shall result only in an adjustment to the amount of the Consolidated Adjusted EBITDA for the period referred to in the immediately preceding sentence and not to any other amounts hereunder during any such period in which Consolidated Adjusted EBITDA is so adjusted (including with respect to Consolidated Total Debt as a result of any Cure Amount being applied to the repayment of any amount thereof). If, after giving effect to the foregoing recalculations, the Borrower shall then be in compliance with the requirements of the financial covenants set forth in Section 6.7(a) or (b), the Borrower shall be deemed to have satisfied the requirements of the financial covenants set forth in Section 6.7(a) and (b) as of the relevant date of determination with the same effect as though there had been no failure to comply therewith at such date, and the applicable breach or default of the financial covenants under Section 6.7(a) and (b) that had occurred shall be deemed cured for this purposes of the Agreement.

(b) Notwithstanding anything herein to the contrary, Holdings shall not be permitted to exercise the Cure Right more than two times during the term of this Agreement.

SECTION 9. AGENTS

9.1. Appointment of Agents. GSCP is hereby appointed Syndication Agent hereunder, and each Lender hereby authorizes GSCP to act as Syndication Agent in accordance with the terms hereof and the other Credit Documents. GECC is hereby appointed Administrative Agent and Collateral Agent hereunder and under the other Credit Documents and each Lender hereby authorizes GECC to act as Administrative Agent and Collateral Agent in accordance with the terms hereof and the other Credit Documents. Each Agent hereby agrees to act in its capacity as such upon the express conditions contained herein and the other Credit Documents, as applicable. The provisions of this Section 9 (other than as expressly provided in Section 9.7 and Section 9.8(d)) are solely for the benefit of Agents and Lenders and no Credit Party shall have any rights as a third party beneficiary of any of the provisions thereof (other than as expressly provided in Section 9.7 and Section 9.8(d)). In performing its functions and duties hereunder, each Agent shall act solely as an agent of Lenders and does not assume and shall not be deemed to have assumed any obligation towards or relationship of agency or trust with or for Holdings or any of its Subsidiaries. The Syndication Agent, without consent of or notice to any party hereto, may assign any and all of its rights or obligations hereunder to any of its Affiliates. As of the Closing Date, GSCP, in its capacity as Syndication Agent, shall not have any obligations but shall be entitled to all benefits of this Section 9.

9.2. Powers and Duties. Each Lender irrevocably authorizes each Agent to take such action on such Lender’s behalf and to exercise such powers, rights and remedies hereunder and under the other Credit Documents as are specifically delegated or granted to such Agent by the terms hereof and thereof, together with such powers, rights and remedies as are reasonably incidental thereto. Each Agent shall have only those duties and responsibilities that are expressly specified herein and the other Credit Documents. Each Agent may exercise such powers, rights and remedies and perform such duties by or through its agents or employees. No Agent shall have, by reason hereof or any of the other Credit Documents, a fiduciary relationship in respect

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of any Lender; and nothing herein or any of the other Credit Documents, expressed or implied, is intended to or shall be so construed as to impose upon any Agent any obligations in respect hereof or any of the other Credit Documents except as expressly set forth herein or therein. Administrative Agent hereby agrees that it shall (i) furnish to GSCP, in its capacity as Syndication Agent, upon GSCP’s request, a copy of the Register, (ii) cooperate with GSCP in granting access to any Lenders (or potential lenders) who GSCP identifies to the Platform and (iii) maintain GSCP’s access to the Platform.

9.3. General Immunity.

(a) No Responsibility for Certain Matters. No Agent shall be responsible to any Lender for the execution, effectiveness, genuineness, validity, enforceability, collectability or sufficiency hereof or any other Credit Document, the perfection or priority of any Lien, or for any representations, warranties, recitals or statements made herein or therein or made in any written or oral statements or in any financial or other statements, instruments, reports or certificates or any other documents furnished or made by any Agent to Lenders or by or on behalf of any Credit Party or to any Lender in connection with the Credit Documents and the transactions contemplated thereby or for the financial condition or business affairs of any Credit Party or any other Person liable for the payment of any Obligations, nor shall any Agent be required to ascertain or inquire as to the performance or observance of any of the terms, conditions, provisions, covenants or agreements contained in any of the Credit Documents or as to the use of the proceeds of the Loans or as to the existence or possible existence of any Event of Default or Default or to make any disclosures with respect to the foregoing. Anything contained herein to the contrary notwithstanding, Administrative Agent shall not have any liability arising from confirmations of the amount of outstanding Loans or the Letter of Credit Usage or the component amounts thereof

(b) Exculpatory Provisions. No Agent nor any of its officers, partners, directors, employees or agents shall be liable to Lenders for any action taken or omitted by any Agent under or in connection with any of the Credit Documents except to the extent caused by such Agent’s gross negligence or willful misconduct, as determined by a final, non-appealable judgment of a court of competent jurisdiction. Each Agent shall be entitled to refrain from any act or the taking of any action (including the failure to take an action) in connection herewith or any of the other Credit Documents or from the exercise of any power, discretion or authority vested in it hereunder or thereunder unless and until such Agent shall have received instructions in respect thereof from Requisite Lenders (or such other Lenders as may be required to give such instructions under Section 10.5) and, upon receipt of such instructions from Requisite Lenders (or such other Lenders, as the case may be), such Agent shall be entitled to act or (where so instructed) refrain from acting, or to exercise such power, discretion or authority, in accordance with such instructions. Without prejudice to the generality of the foregoing, (i) each Agent shall be entitled to rely, and shall be fully protected in relying, upon any communication, instrument or document believed by it to be genuine and correct and to have been signed or sent by the proper Person or Persons, and shall be entitled to rely and shall be protected in relying on opinions and judgments of attorneys (who may be attorneys for Holdings and its Subsidiaries), accountants, experts and other professional advisors selected by it; and (ii) no Lender shall have any right of action whatsoever against any Agent as a result of such Agent acting or (where so instructed) refraining from acting hereunder or any of the other Credit Documents in accordance with the instructions of Requisite Lenders (or such other Lenders as may be required to give such instructions under Section 10.5).

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(c) Delegation of Duties. Administrative Agent may perform any and all of its duties and exercise its rights and powers under this Agreement or under any other Credit Document by or through any one or more sub-agents reasonably appointed by Administrative Agent. Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Affiliates. The exculpatory, indemnification and other provisions of this Section 9.3 and of Section 9.6 shall apply to any the Affiliates of Administrative Agent and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent. All of the rights, benefits, and privileges (including the exculpatory and indemnification provisions) of this Section 9.3 and of Section 9.6 shall apply to any such sub-agent and to the Affiliates of any such sub-agent, and shall apply to their respective activities as sub-agent as if such sub-agent and Affiliates were named herein. Notwithstanding anything herein to the contrary, with respect to each sub-agent appointed by Administrative Agent, (i) such sub-agent shall be a third party beneficiary under this Agreement with respect to all such rights, benefits and privileges (including exculpatory rights and rights to indemnification) and shall have all of the rights and benefits of a third party beneficiary, including an independent right of action to enforce such rights, benefits and privileges (including exculpatory rights and rights to indemnification) directly, without the consent or joinder of any other Person, against any or all of the Credit Parties and the Lenders, (ii) such rights, benefits and privileges (including exculpatory rights and rights to indemnification) shall not be modified or amended without the consent of such sub-agent, and (iii) such sub-agent shall only have obligations to Administrative Agent and not to any Credit Party, Lender or any other Person and no Credit Party, Lender or any other Person shall have any rights, directly or indirectly, as a third party beneficiary or otherwise, against such sub-agent.

9.4. Agents Entitled to Act as Lender. The agency hereby created shall in no way impair or affect any of the rights and powers of, or impose any duties or obligations upon, any Agent in its individual capacity as a Lender hereunder. With respect to its participation in the Loans and the Letters of Credit, each Agent shall have the same rights and powers hereunder as any other Lender and may exercise the same as if it were not performing the duties and functions delegated to it hereunder, and the term “Lender” shall, unless the context clearly otherwise indicates, include each Agent in its individual capacity. Any Agent and its Affiliates may accept deposits from, lend money to, own securities of, and generally engage in any kind of banking, trust, financial advisory or other business with Holdings or any of its Affiliates as if it were not performing the duties specified herein, and may accept fees and other consideration from Borrower for services in connection herewith and otherwise without having to account for the same to Lenders.

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9.5.	Lenders’ Representations, Warranties and Acknowledgment.

(a) Each Lender represents and warrants that it has made its own independent investigation of the financial condition and affairs of Holdings and its Subsidiaries in connection with Credit Extensions hereunder and that it has made and shall continue to make its own appraisal of the creditworthiness of Holdings and its Subsidiaries. No Agent shall have any duty or responsibility, either initially or on a continuing basis, to make any such investigation or any such appraisal on behalf of Lenders or to provide any Lender with any credit or other information with respect thereto, whether coming into its possession before the making of the Loans or at any time or times thereafter, and no Agent shall have any responsibility with respect to the accuracy of or the completeness of any information provided to Lenders.

(b) Each Lender, by delivering its signature page to this Agreement, an Assignment Agreement or a Joinder Agreement and funding its Tranche B Term Loan and/or Revolving Loans on the Closing Date or by the funding of any New Term Loans or New Revolving Loans, as the case may be, shall be deemed to have acknowledged receipt of, and consented to and approved, each Credit Document and each other document required to be approved by any Agent, Requisite Lenders or Lenders, as applicable on the Closing Date or as of the date of funding of such New Loans.

9.6. Right to Indemnity. Each Lender, in proportion to its Pro Rata Share, severally agrees to indemnify each Agent, to the extent that such Agent shall not have been reimbursed by any Credit Party (and without limiting its obligation to do so), for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including reasonable counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against such Agent in exercising its powers, rights and remedies or performing its duties hereunder or under the other Credit Documents or otherwise in its capacity as such Agent in any way relating to or arising out of this Agreement or the other Credit Documents; provided, no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from such Agent’s gross negligence or willful misconduct, as determined by a final, non-appealable judgment of a court of competent jurisdiction. If any indemnity furnished to any Agent for any purpose shall, in the opinion of such Agent, be insufficient or become impaired, such Agent may call for additional indemnity and cease, or not commence, to do the acts indemnified against until such additional indemnity is furnished; provided, in no event shall this sentence require any Lender to indemnify any Agent against any liability, obligation, loss, damage, penalty, action, judgment, suit, cost, expense or disbursement in excess of such Lender’s Pro Rata Share thereof; and provided further, this sentence shall not be deemed to require any Lender to indemnify any Agent against any liability, obligation, loss, damage, penalty, action, judgment, suit, cost, expense or disbursement described in the proviso in the immediately preceding sentence.

9.7. Successor Administrative Agent, Collateral Agent and Swing Line Lender. (a) Administrative Agent shall have the right to resign at any time by giving prior written notice thereof to Lenders and Borrower. Administrative Agent shall have the right to appoint a financial institution to act as Administrative Agent and/or Collateral Agent hereunder, subject to the reasonable satisfaction of

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Borrower and the Requisite Lenders, and Administrative Agent’s resignation shall become effective on the earlier of (i) the acceptance of such successor Administrative Agent by Borrower and the Requisite Lenders or (ii) the thirtieth day after such notice of resignation. Upon any such notice of resignation, if a successor Administrative Agent has not already been appointed by the retiring Administrative Agent, Requisite Lenders shall have the right, subject to the consent of the to Borrower (which consent shall not be unreasonably withheld), to appoint a successor Administrative Agent. If neither Requisite Lenders nor Administrative Agent have appointed a successor Administrative Agent, Requisite Lenders shall be deemed to have succeeded to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent; provided that, until a successor Administrative Agent is so appointed by Requisite Lenders or Administrative Agent, Administrative Agent, by notice to Borrower and Requisite Lenders, may retain its role as Collateral Agent under any Collateral Document. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, that successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent and the retiring Administrative Agent shall promptly (i) transfer to such successor Administrative Agent all sums, Securities and other items of Collateral held under the Collateral Documents, together with all records and other documents necessary or appropriate in connection with the performance of the duties of the successor Administrative Agent under the Credit Documents, and (ii) execute and deliver to such successor Administrative Agent such amendments to financing statements, and take such other actions, as may be necessary or appropriate in connection with the assignment to such successor Administrative Agent of the security interests created under the Collateral Documents, whereupon such retiring Administrative Agent shall be discharged from its duties and obligations hereunder. Except as provided above, any resignation of GECC or its successor as Administrative Agent pursuant to this Section shall also constitute the resignation of GECC or its successor as Collateral Agent. After any retiring Administrative Agent’s resignation hereunder as Administrative Agent, the provisions of this Section 9 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent hereunder. Any successor Administrative Agent appointed pursuant to this Section shall, upon its acceptance of such appointment, become the successor Collateral Agent for all purposes hereunder. If GECC or its successor as Administrative Agent pursuant to this Section has resigned as Administrative Agent but retained its role as Collateral Agent and no successor Collateral Agent has become the Collateral Agent pursuant to the immediately preceding sentence, GECC or its successor may resign as Collateral Agent upon notice to Borrower and Requisite Lenders at any time.

(b) In addition to the foregoing, Collateral Agent may resign at any time by giving thirty 30 days’ prior written notice thereof to Lenders and the Grantors. Administrative Agent shall have the right to appoint a financial institution as Collateral Agent hereunder, subject to the reasonable satisfaction of Borrower and the Requisite Lenders and Collateral Agent’s resignation shall become effective on the earlier of (i) the acceptance of such successor Collateral Agent by Borrower and the Requisite Lenders or (ii) the thirtieth day after such notice of resignation. Upon any such notice of resignation, Requisite Lenders shall have the right, subject to the consent of the Borrower (which consent shall not be unreasonably withheld), and upon five Business Days’ notice to the Administrative Agent, to appoint a successor Collateral Agent. Upon the acceptance of any appointment as Collateral Agent hereunder by a successor Collateral Agent, that successor Collateral Agent shall thereupon succeed to and become vested

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with all the rights, powers, privileges and duties of the retiring Collateral Agent under this Agreement and the Collateral Documents, and the retiring Collateral Agent under this Agreement shall promptly (i) transfer to such successor Collateral Agent all sums, Securities and other items of Collateral held hereunder or under the Collateral Documents, together with all records and other documents necessary or appropriate in connection with the performance of the duties of the successor Collateral Agent under this Agreement and the Collateral Documents, and (ii) execute and deliver to such successor Collateral Agent or otherwise authorize the filing of such amendments to financing statements, and take such other actions, as may be necessary or appropriate in connection with the assignment to such successor Collateral Agent of the security interests created under the Collateral Documents, whereupon such retiring Collateral Agent shall be discharged from its duties and obligations under this Agreement and the Collateral Documents. After any retiring Collateral Agent’s resignation hereunder as the Collateral Agent, the provisions of this Agreement and the Collateral Documents shall inure to its benefit as to any actions taken or omitted to be taken by it under this Agreement or the Collateral Documents while it was the Collateral Agent hereunder.

(c) Any resignation of GECC or its successor as Administrative Agent pursuant to this Section shall also constitute the resignation of GECC or its successor as Swing Line Lender, and any successor Administrative Agent appointed pursuant to this Section shall, upon its acceptance of such appointment, become the successor Swing Line Lender for all purposes hereunder. In such event (a) Borrower shall prepay any outstanding Swing Line Loans made by the retiring Administrative Agent in its capacity as Swing Line Lender, (b) upon such prepayment, the retiring Administrative Agent and Swing Line Lender shall surrender any Swing Line Note held by it to Borrower for cancellation, and (c) Borrower shall issue, if so requested by successor Administrative Agent and Swing Line Loan Lender, a new Swing Line Note to the successor Administrative Agent and Swing Line Lender, in the principal amount of the Swing Line Loan Sublimit then in effect and with other appropriate insertions.

9.8. Collateral Documents and Guaranty.

(a) Agents under Collateral Documents and Guaranty. Each Secured Party hereby further authorizes Administrative Agent or Collateral Agent, as applicable, on behalf of and for the benefit of Secured Parties, to be the agent for and representative of the Secured Parties with respect to the Guaranty, the Collateral and the Collateral Documents; provided, that neither Administrative Agent nor Collateral Agent shall owe any fiduciary duty, duty of loyalty, duty of care, duty of disclosure or any other obligation whatsoever to any holder of Obligations with respect to any Hedge Agreement. Subject to Section 10.5, without further written consent or authorization from any Secured Party, Administrative Agent or Collateral Agent, as applicable may execute any documents or instruments necessary to (i) in connection with a sale or disposition of assets permitted by this Agreement, release any Lien encumbering any item of Collateral that is the subject of such sale or other disposition of assets or to which Requisite Lenders (or such other Lenders as may be required to give such consent under Section 10.5) have otherwise consented or (ii) release any Guarantor from the Guaranty pursuant to Section 7.12 or with respect to which Requisite Lenders (or such other Lenders as may be required to give such consent under Section 10.5) have otherwise consented.

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(b) Right to Realize on Collateral and Enforce Guaranty. Anything contained in any of the Credit Documents to the contrary notwithstanding, Borrower, Administrative Agent, Collateral Agent and each Secured Party hereby agree that (i) no Secured Party shall have any right individually to realize upon any of the Collateral or to enforce the Guaranty, it being understood and agreed that all powers, rights and remedies hereunder may be exercised solely by Administrative Agent, on behalf of the Secured Parties in accordance with the terms hereof and all powers, rights and remedies under the Collateral Documents may be exercised solely by Collateral Agent, and (ii) in the event of a foreclosure by Collateral Agent on any of the Collateral pursuant to a public or private sale or other disposition, Collateral Agent or any Lender may be the purchaser or licensor of any or all of such Collateral at any such sale or other disposition and Collateral Agent, as agent for and representative of Secured Parties (but not any Lender or Lenders in its or their respective individual capacities unless Requisite Lenders shall otherwise agree in writing) shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold at any such public sale, to use and apply any of the Obligations as a credit on account of the purchase price for any collateral payable by Collateral Agent at such sale or other disposition.

(c) Rights under Hedge Agreements. No Hedge Agreement will create (or be deemed to create) in favor of any Lender Counterparty that is a party thereto any rights in connection with the management or release of any Collateral or of the obligations of any Guarantor under the Credit Documents except as expressly provided in Section 10.5(c)(v) of this Agreement and Section 9.2 of the Pledge and Security Agreement. By accepting the benefits of the Collateral, such Lender Counterparty shall be deemed to have appointed Collateral Agent as its agent and agreed to be bound by the Credit Documents as a Secured Party, subject to the limitations set forth in this clause (c).

(d) Release of Collateral and Guarantees, Termination of Credit Documents. Notwithstanding anything to the contrary contained herein or any other Credit Document, when all Obligations (other than (x) obligations under Hedge Agreements not yet due and payable, and (y) contingent indemnification obligations not yet accrued and payable) have been paid in full, all Commitments have terminated or expired and no Letter of Credit shall be outstanding (or back-up standby letters of credit or deposits of cash collateral in respect of all Letters of Credit shall have been furnished to the Issuing Lender) upon request of Borrower, Administrative Agent shall (without notice to, or vote or consent of, any Lender, or any affiliate of any Lender that is a party to any Hedge Agreement) take such actions as shall be required to release its security interest in all Collateral, and to release all guarantee obligations provided for in any Credit Document, whether or not on the date of such release there may be outstanding Obligations in respect of Hedge Agreements. Any such release of guarantee obligations shall be deemed subject to the provision that such guarantee obligations shall be reinstated if after such release any portion of any payment in respect of the Obligations guaranteed thereby shall be rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of Borrower or any Guarantor, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, Borrower or any Guarantor or any substantial part of its property, or otherwise, all as though such payment had not been made.

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9.9. Withholding Taxes. To the extent required by any applicable law, Administrative Agent may withhold from any payment to any Lender an amount equivalent to any applicable withholding tax. If the Internal Revenue Service or any other Governmental Authority asserts a claim that Administrative Agent did not properly withhold tax from amounts paid to or for the account of any Lender because the appropriate form was not delivered or was not properly executed or because such Lender failed to notify Administrative Agent of a change in circumstance which rendered the exemption from, or reduction of, withholding tax ineffective or for any other reason, such Lender shall indemnify Administrative Agent fully for all amounts paid, directly or indirectly, by Administrative Agent as tax or otherwise, including any penalties or interest and together with all expenses (including legal expenses, allocated internal costs and out-of-pocket expenses) incurred.

SECTION 10. MISCELLANEOUS

10.1. Notices.

(a) Notices Generally. Any notice or other communication herein required or permitted to be given to a Credit Party, Syndication Agent, Collateral Agent, Administrative Agent, Swing Line Lender or Issuing Lender, shall be sent to such Person’s address as set forth on Appendix B or in the other relevant Credit Document, and in the case of any Lender, the address as indicated on Appendix B or otherwise indicated to Administrative Agent in writing. Except as otherwise set forth in paragraph (b) below, each notice hereunder shall be in writing and may be personally served, telexed or sent by telefac simile or United States mail or courier service and shall be deemed to have been given when delivered in person or by courier service and signed for against receipt thereof, upon receipt of telefacsimile or telex, or three Business Days after depositing it in the United States mail with postage prepaid and properly addressed; provided, no notice to any Agent shall be effective until received by such Agent; provided further, any such notice or other communication shall at the request of Administrative Agent be provided to any sub-agent appointed pursuant to Section 9.3(c) hereto as designated by Administrative Agent from time to time.

(b) Electronic Communications.

(i) Notices and other communications to Lenders and Issuing Lender hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites, including the Platform) pursuant to procedures approved by Administrative Agent, provided that the foregoing shall not apply to notices to any Lender or the Issuing Lender pursuant to Section 2 if such Lender or Issuing Lender, as applicable, has notified Administrative Agent that it is incapable of receiving notices under such Section by electronic communication. Administrative Agent or Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications. Unless Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an

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acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(ii) Each Credit Party understands that the distribution of material through an electronic medium is not necessarily secure and that there are confidentiality and other risks associated with such distribution and agrees and assumes the risks associated with such electronic distribution, except to the extent caused by the willful misconduct or gross negligence of Administrative Agent, as determined by a final, non-appealable judgment of a court of competent jurisdiction.

(iii) The Platform and any Approved Electronic Communications are provided “as is” and “as available”. None of the Agents nor any of their respective officers, directors, employees, agents, advisors or representatives (the “Agent Affiliates”) warrant the accuracy, adequacy, or completeness of the Approved Electronic Communications or the Platform and each expressly disclaims liability for errors or omissions in the Platform and the Approved Electronic Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third party rights or freedom from viruses or other code defects is made by the Agent Affiliates in connection with the Platform or the Approved Electronic Communications. Each party hereto agrees that no Agent has any responsibility for maintaining or providing any equipment, software, services or any testing required in connection with any Approved Electronic Communication or otherwise required for the Platform.

(iv) Each Credit Party, each Lender, each Issuing Lender and each Agent agrees that Administrative Agent may, but shall not be obligated to, store any Approved Electronic Communications on the Platform in accordance with Administrative Agent’s customary document retention procedures and policies.

(v) All uses of the Platform shall be governed by and subject to, in addition to this Section 10.1, separate terms and conditions posted or referenced in such Platform and related agreement executed by Secured Parties and their Affiliates in connection with the use of such Platform.

(c) Effectiveness of Facsimile Documents and Signatures; E-Signatures.

(i) Credit Documents may be transmitted and/or signed by telefacsimile or by electronic mail. The effectiveness of any such documents and signatures shall, subject to applicable law, have the same force and effect as manually signed originals and shall be binding on all Loan Parties, the Agents and the Lenders.

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(ii) Subject to the provisions of this Section 10.1(a) and (b), (A)(1) no posting to the Platform shall be denied legal effect merely because it is made electronically, (2) each E-Signature on any such posting shall be deemed sufficient to satisfy any requirement for a “signature” and (3) each such posting shall be deemed sufficient to satisfy any requirement for a “writing”, in each case including pursuant to any Credit Document, any applicable provision of any UCC, the federal Uniform Electronic Transactions Act, the Electronic Signatures in Global and National Commerce Act and any substantive or procedural requirement of law governing such subject matter, (B) each such posting that is not readily capable of bearing either a signature or a reproduction of a signature may be signed, and shall be deemed signed, by attaching to, or logically associating with such posting, an E-Signature, upon which each Secured Party and Credit Party may rely and assume the authenticity thereof, (C) each such posting containing a signature, a reproduction of a signature or an E-Signature shall, for all intents and purposes, have the same effect and weight as a signed paper original and (D) each party hereto or beneficiary hereto agrees not to contest the validity or enforceability of any posting on the Platform or E-Signature on any such posting under the provisions of any applicable law requiring certain documents to be in writing or signed; provided, however, that nothing herein shall limit such party’s or beneficiary’s right to contest whether any posting to the Platform or E-Signature has been altered after transmission.

10.2. Expenses. Whether or not the transactions contemplated hereby shall be consummated, Borrower agrees to pay promptly (a) all the actual and reasonable out-of-pocket costs and expenses of preparation of the Credit Documents and any consents, amendments, waivers or other modifications thereto; (b) all the costs of furnishing all opinions by counsel for Borrower and the other Credit Parties; (c) the reasonable fees, expenses and disbursements of counsel to Agents in connection with the negotiation, preparation, execution and administration of the Credit Documents and any consents, amendments, waivers or other modifications thereto and any other documents or matters requested by Borrower; provided, that reasonable attorney’s fees shall be limited to one primary counsel to the Syndication Agent, one additional counsel to the Administrative Agent and one additional local, foreign or specialist counsel in each applicable jurisdiction or specialization; and provided, further, that no such limitation shall apply if counsel for the Syndication Agent determines in good faith that there is a conflict of interest that requires separate representation for any Agent; (d) all the actual costs and reasonable expenses of creating, perfecting and recording Liens in favor of Collateral Agent, for the benefit of the Secured Parties, including filing and recording fees, expenses and taxes, stamp or documentary taxes, search fees, title insurance premiums and reasonable fees, expenses and disbursements of counsel to each Agent and of counsel providing any opinions that any Agent or Requisite Lenders may request in respect of the Collateral or the Liens created pursuant to the Collateral Documents; (e) all the actual costs and reasonable fees, expenses and disbursements of any auditors, accountants, consultants or appraisers; (f) after the occurrence of and during the continuance of any Default pursuant to Sections 8.1(a), (0, (g), or (h) or any Event of Default, or in connection with any amendment, waiver or consent pursuant to this Agreement, all the actual costs and reasonable expenses (including the reasonable fees, expenses and disbursements of any appraisers, consultants, advisors and agents employed or retained by Collateral Agent and its counsel) in connection with the custody or preservation of any of the Collateral; (g) all other

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actual and reasonable costs and expenses incurred by each Agent in connection with the syndication of the Loans and Commitments and the negotiation, preparation and execution of the Credit Documents and any consents, amendments, waivers or other modifications thereto and the transactions contemplated thereby; and (h) after the occurrence of and during the continuance an Event of Default, all costs and expenses, including reasonable attorneys’ fees and disbursements of one external legal counsel to the Administrative Agent and one external legal counsel to the other Lenders (and one local counsel in each applicable jurisdiction for each such group and, in the event of any actual conflict of interest, one additional counsel to the affected parties) and costs of settlement, incurred by any Agent and Lenders in enforcing any Obligations of or in collecting any payments due from any Credit Party hereunder or under the other Credit Documents by reason of such Event of Default (including in connection with the sale, lease or license of, collection from, or other realization upon any of the Collateral or the enforcement of the Guaranty) or in connection with any refinancing or restructuring of the credit arrangements provided hereunder in the nature of a “work-out” or pursuant to any insolvency or bankruptcy cases or proceedings.

10.3. Indemnity.

(a) In addition to the payment of expenses pursuant to Section 10.2, whether or not the transactions contemplated hereby shall be consummated, each Credit Party agrees to indemnify, pay and hold harmless, each Agent and Lender and the officers, partners, members, directors, trustees, advisors, employees, agents, sub-agents and Affiliates of each Agent and each Lender (each, an “Indemnitee”), from and against any and all Indemnified Liabilities; provided, no Credit Party shall have any obligation to any Indemnitee hereunder with respect to any Indemnified Liabilities to the extent such Indemnified Liabilities arise from the gross negligence or willful misconduct of that Indemnitee or breach by such Indemnitee, in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction. To the extent that the undertakings to defend, indemnify, pay and hold harmless set forth in this Section 10.3 may be unenforceable in whole or in part because they are violative of any law or public policy, the applicable Credit Party shall contribute the maximum portion that it is permitted to pay and satisfy under applicable law to the payment and satisfaction of all Indemnified Liabilities incurred by Indemnitees or any of them.

(b) To the extent permitted by applicable law, no party hereto shall assert, and each party hereto hereby waives, any claim against each other party hereto and their respective Affiliates, directors, employees, attorneys, agents or sub-agents, on any theory of liability, for indirect, consequential or punitive damages (as opposed to direct or actual damages) (whether or not the claim therefor is based on contact, tort or duty imposed by any applicable legal requirement) arising out of, in connection with, arising out of, as a result of, or in any way related to, this Agreement or any Credit Document or any agreement or instrument contemplated hereby or thereby or referred to herein or therein, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof or any act or omission or event occurring in connection therewith, and each party hereto hereby waives, releases and agrees not to sue upon any such claim or any such damages, whether or not accrued and whether or not known or suspected to exist in its favor.

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10.4. Set-Off. In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence and during the continuance of any Event of Default each Lender is hereby authorized by each Credit Party at any time or from time to time subject to the consent of Administrative Agent (such consent not to be unreasonably withheld or delayed), without notice to any Credit Party or to any other Person (other than Administrative Agent), any such notice being hereby expressly waived, to set off and to appropriate and to apply any and all deposits (general or special, including Indebtedness evidenced by certificates of deposit, whether matured or unmatured, but not including trust accounts) and any other Indebtedness at any time held or owing by such Lender to or for the credit or the account of any Credit Party against and on account of the obligations and liabilities of any Credit Party to such Lender hereunder, the Letters of Credit and participations therein and under the other Credit Documents, including all claims of any nature or description arising out of or connected hereto, the Letters of Credit and participations therein or with any other Credit Document, irrespective of whether or not (a) such Lender shall have made any demand hereunder or (b) to the extent permitted by applicable law, the principal of or the interest on the Loans or any amounts in respect of the Letters of Credit or any other amounts due hereunder shall have become due and payable pursuant to Section 2 and although such obligations and liabilities, or any of them, may be contingent or unmatured.

10.5. Amendments and Waivers.

(a) Requisite Lenders’ Consent. Subject to the additional requirements of Sections 10.5(b) and 10.5(c), no amendment, modification, termination or waiver of any provision of the Credit Documents, or consent to any departure by any Credit Party therefrom, shall in any event be effective without the written concurrence of Requisite Lenders; provided that Administrative Agent may, with the consent of Borrower only, amend, modify or supplement this Agreement to cure any ambiguity, omission, defect or inconsistency, so long as such amendment, modification or supplement does not adversely affect the rights of any Lender or Issuing Lender.

(b) Affected Lenders’ Consent. Without the written consent of each Lender (other than a Defaulting Lender) that would be directly affected thereby, no amendment, modification, termination, or consent shall be effective if the effect thereof would:

(i) extend the scheduled final maturity of any Loan or Note;

(ii) waive, reduce or postpone any scheduled repayment (but not prepayment) of principal;

(iii) extend the stated expiration date of any Letter of Credit beyond the Revolving Commitment Termination Date;

(iv) reduce the rate of interest on any Loan (other than any waiver of any increase in the interest rate applicable to any Loan pursuant to Section 2.10) or any fee or any premium payable hereunder, it being understood that any change to the

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definition of Total Leverage Ratio or in the component definitions thereof shall not constitute a reduction in the rate of interest; and further provided that only the consent of Requisite Lenders shall be necessary to amend the Default Rate in Section 2.10 or to waive any obligation of the Borrower to pay interest at the Default Rate;

(v) extend the time for payment of any such interest, fees or premium;

(vi) reduce or forgive the principal amount of any Loan or any reimbursement obligation in respect of any Letter of Credit;

(vii) amend, modify, terminate or waive any provision of the first sentence of Section 2.13(b)(ii), Section 2.17, this Section 10.5(b), Section 10.5(c), Section 9.2 of the Pledge and Security Agreement, or any other provision of this Agreement that expressly provides that the consent of all Lenders is required;

(viii) amend the definition of “Requisite Lenders” (or amend Section 10.5(a) in a manner which has the same effect as an amendment to such definition) or “Pro Rata Share”; provided, with the consent of Requisite Lenders, additional extensions of credit pursuant hereto may be included in the determination of “Requisite Lenders” or “Pro Rata Share” on substantially the same basis as the Term Loan Commitments, the Term Loans, the Revolving Commitments and the Revolving Loans are included on the Closing Date;

(ix) release all or substantially all of the Collateral or release Holdings or all or substantially all of the Subsidiary Guarantors from the Guaranty except as expressly provided in the Credit Documents; or

(x) consent to the assignment or transfer by any Credit Party of any of its rights and obligations under any Credit Document, except as expressly provided in the Credit Documents;

provided, that, for the avoidance of doubt, all Lenders shall be deemed directly affected thereby with respect to any amendment described in clauses (vii), (viii), (ix) and (x).

(c) Other Consents. No amendment, modification, termination or waiver of any provision of the Credit Documents, or consent to any departure by any Credit Party therefrom, shall:

(i) increase any Revolving Commitment of any Lender over the amount thereof then in effect without the consent of such Lender; provided, no amendment, modification or waiver of any condition precedent, covenant, Default or Event of Default shall constitute an increase in any Revolving Commitment of any Lender;

(ii) amend, modify, terminate or waive any provision hereof relating to the Swing Line Sublimit or the Swing Line Loans without the consent of Swing Line Lender;

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(iii) alter the required application of any repayments or prepayments as between Classes pursuant to Section 2.15 without the consent of Lenders holding more than 50% of the aggregate Tranche B Term Loan Exposure of all Lenders, Revolving Exposure of all Lenders or New Term Loan Exposure of all Lenders, as applicable, of each Class which is being allocated a lesser repayment or prepayment as a result thereof; provided, Requisite Lenders may waive, in whole or in part, any prepayment so long as the application, as between Classes, of any portion of such prepayment which is still required to be made is not altered;

(iv) amend, modify, terminate or waive any obligation of Lenders relating to the purchase of participations in Letters of Credit as provided in Section 2.4(e) without the written consent of Administrative Agent and of Issuing Lender;

(v) amend, modify or waive this Agreement or the Pledge and Security Agreement so as to alter the ratable treatment of Obligations arising under the Credit Documents and Obligations arising under Hedge Agreements or the definition of “Lender Counterparty,” “Hedge Agreement,” “Obligations,” or “Secured Obligations” (as defined in any applicable Collateral Document) in each case in a manner adverse to any Lender Counterparty with Obligations then outstanding without the written consent of any such Lender Counterparty; or

(vi) amend, modify, terminate or waive any provision of Section 9 as the same applies to any Agent, or any other provision hereof as the same applies to the rights or obligations of any Agent, in each case without the consent of such Agent.

(d) Refinancing Amendments. In addition, notwithstanding Sections 10.5(a), (b) and (c), this Agreement may be amended with the written consent of the Administrative Agent, the Borrower and the Lenders providing the Replacement Term Loans (as defined below) to permit the refinancing of all outstanding Term Loans (“Refinanced Term Loans”) with a replacement term loan (“Replacement Term Loans”) hereunder; provided that (a) the aggregate principal amount of such Replacement Term Loans shall not exceed the aggregate principal amount of such Refinanced Term Loans, (b) the Applicable Margin with respect to such Replacement Term Loans (or similar interest rate spread applicable to such Replacement Term Loans) shall not be higher than the Applicable Margin for such Refinanced Term Loans (or similar interest rate spread applicable to such Refinanced Term Loans) immediately prior to such refinancing, (c) the Weighted Average Life to Maturity of such Replacement Term Loans shall not be shorter than the Weighted Average Life to Maturity of such Refinanced Term Loans at the time of such refinancing (except to the extent of nominal amortization for periods where amortization has been eliminated as a result of prepayment of the Term Loans) and (d) all other terms applicable to such Replacement Term Loans, other than the provision for a premium in connection with a Repricing Event, shall be substantially identical to, or less favorable to the Lenders providing such Replacement Term Loans than, those applicable to such Refinanced Term Loans, except to the extent necessary to provide for covenants and other terms applicable to any period after the latest final maturity of the Term Loans in effect immediately prior to such refinancing.

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(e) Execution of Amendments, Etc. Administrative Agent may, but shall have no obligation to, with the concurrence of any Lender, execute amendments, modifications, waivers or consents on behalf of such Lender. Any waiver or consent shall be effective only in the specific instance and for the specific purpose for which it was given. No notice to or demand on any Credit Party in any case shall entitle any Credit Party to any other or further notice or demand in similar or other circumstances. Any amendment, modification, termination, waiver or consent effected in accordance with this Section 10.5 shall be binding upon each Lender at the time outstanding, each future Lender and, if signed by a Credit Party, on such Credit Party.

10.6.	Successors and Assigns; Participations.

(a) Generally. This Agreement shall be binding upon the parties hereto and their respective successors and assigns and shall inure to the benefit of the parties hereto and the successors and assigns of Lenders. No Credit Party’s rights or obligations hereunder nor any interest therein may be assigned or delegated by any Credit Party without the prior written consent of all Lenders. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, Affiliates of each of the Agents and Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Register. Borrower, Administrative Agent and Lenders shall deem and treat the Persons listed as Lenders in the Register as the holders and owners of the corresponding Commitments and Loans listed therein for all purposes hereof, and no assignment or transfer of any such Commitment or Loan shall be effective, in each case, unless and until recorded in the Register following receipt of an Assignment Agreement effecting the assignment or transfer thereof, together with the required forms and certificates regarding tax matters and any fees payable in connection with such assignment, in each case, as provided in Section 10.6(d). Each assignment shall be recorded in the Register on the Business Day the Assignment Agreement is received by Administrative Agent, if received by 12:00 noon New York City time, and on the following Business Day if received after such time, prompt notice thereof shall be provided to Borrower and a copy of such Assignment Agreement shall be maintained, as applicable. The date of such recordation of a transfer shall be referred to herein as the “Assignment Effective Date.” Any request, authority or consent of any Person who, at the time of making such request or giving such authority or consent, is listed in the Register as a Lender shall be conclusive and binding on any subsequent holder, assignee or transferee of the corresponding Commitments or Loans.

(c) Right to Assign. Each Lender shall have the right at any time to sell, assign or transfer all or a portion of its rights and obligations under this Agreement, including all or a portion of its Commitment or Loans owing to it or other Obligations (provided, however, that pro rata assignments shall not be required and each assignment shall be of a uniform, and not varying, percentage of all rights and obligations under and in respect of any applicable Loan and any related Commitments; and provided, further, that notwithstanding any assignment of any Commitment or Loan, Issuing Lender shall not be permitted to assign its obligations as Issuing Lender hereunder pursuant to this section):

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(i) to any Person meeting the criteria of clause (i) of the definition of the term of “Eligible Assignee” upon the giving of notice to Administrative Agent (which notice Administrative Agent shall promptly forward to the Borrower and Syndication Agent); and

(ii) to any Person meeting the criteria of clause (ii) of the definition of the term of “Eligible Assignee” upon giving of notice to Administrative Agent (which notice Administrative Agent shall promptly forward to the Borrower and Syndication Agent) and (except in the case of assignments made (x) to GSCP at any time or (y) by GSCP prior to the achievement of a Successful Syndication (as defined in the Fee Letter)), consented to by each of Borrower and Administrative Agent (such consent not to be (x) unreasonably withheld or delayed or, (y) in the case of Borrower, required at any time an Event of Default under Section 8.1(a), (f) or (g) shall have occurred and then be continuing); provided, further each such assignment pursuant to this Section 10.6(c)(ii) shall be in an aggregate amount of not less than (A) $2,500,000 (or such lesser amount as may be agreed to by Borrower and Administrative Agent or as shall constitute the aggregate amount of the Revolving Commitments and Revolving Loans of the assigning Lender) with respect to the assignment of the Revolving Commitments and Revolving Loans and (B) $500,000 (or such lesser amount as may be agreed to by Borrower and Administrative Agent or as shall constitute the aggregate amount of the Tranche B Term Loan or New Term Loans of a Series of the assigning Lender) with respect to the assignment of Term Loans; provided, that the Related Funds of any individual Lender may aggregate their Loans for purposes of determining compliance with such minimum assignment amounts.

(d) Mechanics. Assignments and assumptions of Loans and Commitments by Lenders shall be effected by manual execution and delivery to Administrative Agent of an Assignment Agreement. Assignments made pursuant to the foregoing provision shall be effective as of the Assignment Effective Date. In connection with all assignments there shall be delivered to Administrative Agent such forms, certificates or other evidence, if any, with respect to United States federal income tax withholding matters as the assignee under such Assignment Agreement may be required to deliver pursuant to Section 2.20(c), together with payment to the Administrative Agent of a registration and processing fee of $3,500 (except that no such registration and processing fee shall be payable (y) in connection with an assignment by or to GSCP or any Affiliate thereof or (z) in the case of an Assignee which is already a Lender or is an affiliate or Related Fund of a Lender or a Person under common management with a Lender); provided, that only one such $3,500 fee shall be payable in connection with simultaneous assignments to or by the Related Funds of any individual Lender.

(e) Representations and Warranties of Assignee. Each Lender, upon execution and delivery hereof or upon succeeding to an interest in the Commitments and Loans, as the case may be, represents and warrants as of the Closing Date or as of the Assignment Effective Date that (i) it is an Eligible Assignee; (ii) it has experience and expertise in the making of or investing in commitments or loans such as the applicable Commitments or Loans, as the case may be; and (iii) it will make or invest in, as the case may be, its Commitments or Loans for its own account in the ordinary course and without a view to distribution of such Commitments or Loans within the meaning of the Securities Act or the Exchange Act or other federal securities laws (it being understood that, subject to the provisions of this Section 10.6, the disposition of such Commitments or Loans or any interests therein shall at all times remain within its exclusive control).

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(f) Effect of Assignment. Subject to the terms and conditions of this Section 10.6, as of the “Assignment Effective Date” (i) the assignee thereunder shall have the rights and obligations of a “Lender” hereunder to the extent of its interest in the Loans and Commitments as reflected in the Register and shall thereafter be a party hereto and a “Lender” for all purposes hereof; (ii) the assigning Lender thereunder shall, to the extent that rights and obligations hereunder have been assigned to the assignee, relinquish its rights (other than any rights which survive the termination hereof, including under Section 10.8) and be released from its obligations hereunder (and, in the case of an assignment covering all or the remaining portion of an assigning Lender’s rights and obligations hereunder, such Lender shall cease to be a party hereto on the Assignment Effective Date; provided, anything contained in any of the Credit Documents to the contrary notwithstanding, (y) Issuing Lender shall continue to have all rights and obligations thereof with respect to such Letters of Credit until the cancellation or expiration of such Letters of Credit and the reimbursement of any amounts drawn thereunder and (z) such assigning Lender shall continue to be entitled to the benefit of all indemnities hereunder as specified herein with respect to matters arising out of the prior involvement of such assigning Lender as a Lender hereunder); (iii) the Commitments shall be modified to reflect any Commitment of such assignee and any Revolving Commitment of such assigning Lender, if any; and (iv) if any such assignment occurs after the issuance of any Note hereunder, the assigning Lender shall, upon the effectiveness of such assignment or as promptly thereafter as practicable, surrender its applicable Notes to Administrative Agent for cancellation, and thereupon Borrower shall issue and deliver new Notes, if so requested by the assignee and/or assigning Lender, to such assignee and/or to such assigning Lender, with appropriate insertions, to reflect the new Revolving Commitments and/or outstanding Loans of the assignee and/or the assigning Lender.

(g) Participations.

(i) Each Lender shall have the right at any time to sell one or more participations to any Person (other than Holdings, any of its Subsidiaries or any of its Affiliates other than an Affiliate described in the proviso to the definition of “Eligible Assignee”) in all or any part of its Commitments, Loans or in any other Obligation.

(ii) The holder of any such participation, other than an Affiliate of the Lender granting such participation, shall not be entitled to require such Lender to take or omit to take any action hereunder except (other than in the case of any Affiliate of Holdings that is permitted to be a participant pursuant to Section 10.6(g)(i)) with respect to any amendment, modification or waiver that would (A) extend the final scheduled maturity of any Loan, Note or Letter of Credit (unless such Letter of Credit is not extended beyond the Revolving Commitment Termination Date) in which such participant is participating, or reduce the rate or extend the time of payment of interest or fees thereon (except (a) any change to the definition of Total Leverage Ratio or in the component definitions thereof shall not constitute a reduction in the rate of interest or (b) in connection with a waiver of applicability of any post-default increase in interest rates) or reduce the principal amount thereof, or increase the amount of the participant’s

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participation over the amount thereof then in effect (it being understood that a waiver of any Default or Event of Default or of a mandatory reduction in the Commitment shall not constitute a change in the terms of such participation, and that an increase in any Commitment or Loan shall be permitted without the consent of any participant if the participant’s participation is not increased as a result thereof), (B) consent to the assignment or transfer by any Credit Party of any of its rights and obligations under this Agreement or (C) release all or substantially all of the Collateral under the Collateral Documents (except as expressly provided in the Credit Documents) supporting the Loans hereunder in which such participant is participating.

(iii) Borrower agrees that each participant shall be entitled to the benefits of Sections 2.18(c), 2.19 and 2.20 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (c) of this Section; provided, (x) a participant shall not be entitled to receive any greater payment under Section 2.19 or 2.20 than the applicable Lender would have been entitled to receive with respect to the participation sold to such participant, unless the sale of the participation to such participant is made with Borrower’s prior written consent and (y) a participant that would be a Non-US Lender if it were a Lender shall not be entitled to the benefits of Section 220 unless Borrower is notified of the participation sold to such participant and such participant agrees, for the benefit of Borrower, to comply with Section 2.20 as though it were a Lender; provided further that, except as specifically set forth in clauses (x) and (y) of this sentence, nothing herein shall require any notice to Borrower or any other Person in connection with the sale of any participation. To the extent permitted by law, each participant also shall be entitled to the benefits of Section 10.4 as though it were a Lender, provided such Participant agrees to be subject to Section 2.17 as though it were a Lender.

(h) Certain Other Assignments and Participations. In addition to any other assignment or participation permitted pursuant to this Section 10.6 any Lender may assign and/or pledge (without the consent of the Borrower or Administrative Agent) all or any portion of its Loans, the other Obligations owed by or to such Lender, and its Notes, if any, to secure obligations of such Lender including to any Federal Reserve Bank as collateral security pursuant to Regulation A of the Board of Governors and any operating circular issued by such Federal Reserve Bank; provided, that no Lender, as between Borrower and such Lender, shall be relieved of any of its obligations hereunder as a result of any such assignment and pledge, and provided further, that in no event shall the applicable Federal Reserve Bank, pledgee or trustee, be considered to be a “Lender” or be entitled to require the assigning Lender to take or omit to take any action hereunder.

10.7. Independence of Covenants. All covenants hereunder shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or would otherwise be within the limitations of, another covenant shall not avoid the occurrence of a Default or an Event of Default if such action is taken or condition exists.

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10.8. Survival of Representations, Warranties and Agreements. All representations, warranties and agreements made herein shall survive the execution and delivery hereof and the making of any Credit Extension. Notwithstanding anything herein or implied by law to the contrary, the agreements of each Credit Party set forth in Sections 2.18(c), 2.19, 2.20, 10.2, 10.3 and 10.4 and the agreements of Lenders set forth in Sections 2.17, 9.3(b) and 9.6 shall survive the payment of the Loans, the cancellation or expiration of the Letters of Credit and the reimbursement of any amounts drawn thereunder, and the termination hereof

10.9. No Waiver; Remedies Cumulative. No failure or delay on the part of any Agent or any Lender in the exercise of any power, right or privilege hereunder or under any other Credit Document shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other power, right or privilege. The rights, powers and remedies given to each Agent and each Lender hereby are cumulative and shall be in addition to and independent of all rights, powers and remedies existing by virtue of any statute or rule of law or in any of the other Credit Documents or any of the Hedge Agreements. Any forbearance or failure to exercise, and any delay in exercising, any right, power or remedy hereunder shall not impair any such right, power or remedy or be construed to be a waiver thereof, nor shall it preclude the further exercise of any such right, power or remedy.

10.10. Marshalling; Payments Set Aside. Neither any Agent nor any Lender shall be under any obligation to marshal any assets in favor of any Credit Party or any other Person or against or in payment of any or all of the Obligations. To the extent that any Credit Party makes a payment or payments to Administrative Agent or Lenders (or to Administrative Agent, on behalf of Lenders), or any Agent or Lenders enforce any security interests or exercise their rights of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, any other state or federal law, common law or any equitable cause, then, to the extent of such recovery, the obligation or part thereof originally intended to be satisfied, and all Liens, rights and remedies therefor or related thereto, shall be revived and continued in full force and effect as if such payment or payments had not been made or such enforcement or setoff had not occurred.

10.11. Severability. In case any provision in or obligation hereunder or under any other Credit Document shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

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10.12. Obligations Several; Independent Nature of Lenders’ Rights. The obligations of Lenders hereunder are several and no Lender shall be responsible for the obligations or Commitment of any other Lender hereunder. Nothing contained herein or in any other Credit Document, and no action taken by Lenders pursuant hereto or thereto, shall be deemed to constitute Lenders as a partnership, an association, a joint venture or any other kind of entity. The amounts payable at any time hereunder to each Lender shall be a separate and independent debt, and each Lender shall be entitled to protect and enforce its rights arising out hereof and it shall not be necessary for any other Lender to be joined as an additional party in any proceeding for such purpose.

10.13. Headings. Section headings herein are included herein for convenience of reference only and shall not constitute a part hereof for any other purpose or be given any substantive effect.

10.14. APPLICABLE LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF, OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK.

10.15. CONSENT TO JURISDICTION. ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST ANY CREDIT PARTY ARISING OUT OF OR RELATING HERETO OR ANY OTHER CREDIT DOCUMENT, OR ANY OF THE OBLIGATIONS, MAY BE BROUGHT IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE, COUNTY AND CITY OF NEW YORK. BY EXECUTING AND DELIVERING THIS AGREEMENT, EACH CREDIT PARTY, FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, IRREVOCABLY (A) ACCEPTS GENERALLY AND UNCONDITIONALLY THE NONEXCLUSIVE JURISDICTION AND VENUE OF SUCH COURTS; (B) WAIVES ANY DEFENSE OF FORUM NON CONVENIENS; (C) AGREES THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO THE APPLICABLE CREDIT PARTY AT ITS ADDRESS PROVIDED IN ACCORDANCE WITH SECTION 10.1; (D) AGREES THAT SERVICE AS PROVIDED IN CLAUSE (C) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER THE APPLICABLE CREDIT PARTY IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND (E) AGREES THAT AGENTS AND LENDERS RETAIN THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING PROCEEDINGS AGAINST ANY CREDIT PARTY IN THE COURTS OF ANY OTHER JURISDICTION.

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10.16. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING HEREUNDER OR UNDER ANY OF THE OTHER CREDIT DOCUMENTS OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS LOAN TRANSACTION OR THE LENDER/BORROWER RELATIONSHIP THAT IS BEING ESTABLISHED. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY HERETO ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THIS WAIVER IN ENTERING INTO THIS AGREEMENT, AND THAT EACH WILL CONTINUE TO RELY ON THIS WAIVER IN ITS RELATED FUTURE DEALINGS. EACH PARTY HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY A MUTUAL WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS SECTION 10.16 AND EXECUTED BY EACH OF THE PARTIES HERETO), AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS HERETO OR ANY OF THE OTHER CREDIT DOCUMENTS OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE LOANS MADE HEREUNDER. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

10.17. Confidentiality. Each Agent and each Lender (which term shall for the purposes of this Section 10.17 include the Issuing Lender) shall hold all non-public information regarding Borrower and its Subsidiaries and their businesses and obtained by such Agent or such Lender pursuant to the requirements hereof in accordance with such Agent’s and such Lender’s customary procedures for handling confidential information of such nature, it being understood and agreed by Borrower that, in any event, the Administrative Agent may disclose such information to the Lenders and each Agent and each Lender may make (i) disclosures of such information to Affiliates of such Lender or Agent and to their respective agents, trustees and advisors (and to other Persons authorized by a Lender or Agent to organize, present or disseminate such information in connection with disclosures otherwise made in accordance with this Section 10.17) (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (ii) disclosures of such information reasonably required by any pledgee referred to in Section 10.6(h) or any bona fide or potential assignee, transferee or participant in connection with the contemplated assignment, transfer or participation of any Loans or any participations therein or by any direct or indirect contractual counterparties (or the professional advisors thereto) to any swap or derivative transaction relating to Borrower and its obligations (provided, such pledgees, assignees, transferees, participants, counterparties and advisors are advised of and

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agree to be bound by either the provisions of this Section 10.17 or other provisions at least as restrictive as this Section 10.17), (iii) disclosure to any rating agency when required by it, provided that, prior to any disclosure, such rating agency shall be instructed in writing to preserve the confidentiality of any confidential information relating to the Credit Parties received by it from any Agent or any Lender, (iv) disclosures in connection with the exercise of any remedies hereunder or under any other Credit Document and (v) disclosures required or requested by any governmental agency or representative thereof or by the NAIC or pursuant to legal or judicial process; provided, unless specifically prohibited by applicable law or court order, each Lender and each Agent shall make reasonable efforts to notify Borrower of any request by any governmental agency or representative thereof (other than any such request in connection with any examination of the financial condition or other routine examination of such Lender by such governmental agency) for disclosure of any such non-public information prior to disclosure of such information. In addition, each Agent and each Lender may disclose the existence of this Agreement and the information about this Agreement to market data collectors, similar services providers to the lending industry, and service providers to the Agents and the Lenders in connection with the administration and management of this Agreement and the other Credit Documents. Notwithstanding anything to the contrary set forth herein, each party (and each of their respective employees, representatives or other agents) may disclose to any and all persons without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions and other tax analyses) that are provided to any such party relating to such tax treatment and tax structure. However, any information relating to the tax treatment or tax structure shall remain subject to the confidentiality provisions hereof (and the foregoing sentence shall not apply) to the extent reasonably necessary to enable the parties hereto, their respective Affiliates, and their and their respective Affiliates’ directors and employees to comply with applicable securities laws. For this purpose, “tax structure” means any facts relevant to the federal income tax treatment of the transactions contemplated by this Agreement but does not include information relating to the identity of any of the parties hereto or any of their respective Affiliates.

10.18. Usury Savings Clause. Notwithstanding any other provision herein, the aggregate interest rate charged with respect to any of the Obligations, including all charges or fees in connection therewith deemed in the nature of interest under applicable law shall not exceed the Highest Lawful Rate. If the rate of interest (determined without regard to the preceding sentence) under this Agreement at any time exceeds the Highest Lawful Rate, the outstanding amount of the Loans made hereunder shall bear interest at the Highest Lawful Rate until the total amount of interest due hereunder equals the amount of interest which would have been due hereunder if the stated rates of interest set forth in this Agreement had at all times been in effect. In addition, if when the Loans made hereunder are repaid in full the total interest due hereunder (taking into account the increase provided for above) is less than the total amount of interest which would have been due hereunder if the stated rates of interest set forth in this Agreement had at all times been in effect, then to the extent permitted by law, Borrower shall pay to Administrative Agent an amount equal to the difference between the amount of interest paid and the amount of interest which would have been paid if the Highest Lawful Rate had at all times been in effect. Notwithstanding the foregoing, it is the intention of Lenders and Borrower to conform strictly to any applicable usury laws. Accordingly, if any Lender contracts for, charges, or receives any consideration which constitutes interest in excess of the Highest Lawful Rate, then any such excess shall be cancelled automatically and, if previously paid, shall at such Lender’s option be applied to the outstanding amount of the Loans made hereunder or be refunded to Borrower.

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10.19. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

10.20. Effectiveness; Entire Agreement. This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto and receipt by Borrower and Administrative Agent of written or telephonic notification of such execution and authorization of delivery thereof With the exception of those terms contained in eighth, ninth, tenth, fifteenth and twenty-second paragraphs of the Commitment Letter, dated January 14, 2008, among GSCP, Holdings and Merger Sub (the “Commitment Letter”), which by the terms of the Commitment Letter remain in full force and effect (such terms, the “Surviving Terms”), all of GSCP’s and its Affiliates’ obligations under the Commitment Letter shall terminate and be superseded by the Credit Documents and GSCP and its Affiliates shall be released from all liability in connection therewith, including any claim for injury or damages, whether consequential, special, direct, indirect, punitive or otherwise. Borrower hereby assumes all obligations of Merger Sub under the Commitment Letter with respect to the Surviving Terms.

10.21. PATRIOT Act. Each Lender and Administrative Agent (for itself and not on behalf of any Lender) hereby notifies each Credit Party that pursuant to the requirements of the PATRIOT Act, it is required to obtain, verify and record information that identifies each Credit Party, which information includes the name and address of each Credit Party and other information that will allow such Lender or Administrative Agent, as applicable, to identify such Credit Party in accordance with the PATRIOT Act.

10.22. Electronic Execution of Assignments. The words “execution,” “signed,” “signature,” and words of like import in any Assignment Agreement shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

10.23. No Fiduciary Duty. Each Agent, each Lender and their Affiliates (collectively, solely for purposes of this paragraph, the “Lenders”), may have economic interests that conflict with those of Borrower. Borrower agrees that nothing in the Credit Documents or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between the Lenders and Borrower, its stockholders or its affiliates. The

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Credit Parties acknowledge and agree that (i) the transactions contemplated by the Credit Documents are arm’s-length commercial transactions between the Lenders, on the one hand, and Borrower, on the other, (ii) in connection therewith and with the process leading to such transaction each of the Lenders is acting solely as a principal and not the agent or fiduciary of Borrower, its management, stockholders, creditors or any other person, (iii) no Lender has assumed an advisory or fiduciary responsibility in favor of Borrower with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Lender or any of its affiliates has advised or is currently advising Borrower on other matters) or any other obligation to Borrower except the obligations expressly set forth in the Credit Documents and (iv) Borrower has consulted its own legal and financial advisors to the extent it deemed appropriate. Borrower further acknowledges and agrees that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. Borrower agrees that it will not claim that any Lender has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Borrower, in connection with such transaction or the process leading thereto.

10.24. Commitment Letter and Fee Letter. Holdings and the Borrower agree to comply with their respective obligations pursuant to (i) paragraphs 8 and 9 of the Commitment Letter and (ii) the Fee Letter, in each case in accordance with the respective terms thereof.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC., as Borrower

By:	/s/ DAVID LISSY
Name:
Title:

BRIGHT HORIZONS ACQUISITION CORP., as Merger Sub

By:	/s/ DAVID HUMPHREY
Name: David Humphrey
Title: Treasurer

BRIGHT HORIZONS CAPITAL CORP., as Holdings

By:	/s/ DAVID HUMPHREY
Name: David Humphrey
Title: Treasurer

[SIGNATURE PAGE TO BRIGHT HORIZONS FAMILY SOLUTIONS, INC. CREDIT AGREEMENT]

BRIGHT HORIZONS, INC.

BRIGHT HORIZONS CHILDREN’S

CENTERS, INC.

CHILDRENFIRST INC.

CORPORATEFAMILY SOLUTIONS, INC. CREATIVE MOVEMENT CENTER, INC. GREENTREE CHILD CARE SERVICES, INC. KIDSTOP AT BOYNTON BEACH, INC.

LIPTON CORPORATE CHILD CARE CENTERS, INC.

LIPTON CORPORATE CHILD CARE CENTERS (JC), INC.

LIPTON CORPORATE CHILD CARE CENTERS (METROPOLITAN SQUARE), INC.

LIPTON CORPORATE CHILD CARE CENTERS (MORRIS COUNTY), INC.

LIPTON CORPORATE CHILD CARE CENTERS (OAKWOOD AT THE WINDSOR), INC.

LIPTON CORPORATE CHILD CARE CENTERS (PARK AVENUE), INC.

LIPTON CORPORATE CHILD CARE CENTERS (RESTON), INC.

LIPTON CORPORATE CHILD CARE CENTERS (TYSONS CORNER), INC.

LIPTON CORPORATE CHILD CARE CENTERS (WP), INC.

LIPTON CORPORATE CHILDCARE, INC. (NEW YORK)

RESOURCES IN ACTIVE LEARNING

By:	/s/ DAVID LISSY
Name:
Title:

BRIGHT HORIZONS LIMITED PARTNERSHIP

By:	BRIGHT HORIZONS, INC., its General Partner

By:	/s/ DAVID LISSY
Name:
Title:

[SIGNATURE PAGE TO BRIGHT HORIZONS FAMILY SOLUTIONS, INC. CREDIT AGREEMENT]

GOLDMAN SACS CREDIT PARTNERS L.P., as Syndication Agent and a Lender

By:	/s/ Authorized Signatory
Authorized Signatory

[SIGNATURE PAGE TO BRIGHT HORIZONS FAMILY SOLUTIONS, INC. CREDIT AGREEMENT]

GENERAL ELECTRIC CAPITAL CORPORATION, as Administrative Agent, Collateral Agent, Swing Line Lender, Issuing Lender and a Lender

By:	/s/ ALAN GARSON
Name: Alan Garson
Title: Its Duly Authorized Signatory

[SIGNATURE PAGE TO BRIGHT HORIZONS FAMILY SOLUTIONS, INC. CREDIT AGREEMENT]

ING CAPITAL LLC, as a Lender

By:	/s/ Khursheed Sorabjee
Name: Khursheed Sorabjee
Title: Vice President

[SIGNATURE PAGE TO BRIGHT HORIZONS FAMILY SOLUTIONS, INC. CREDIT AGREEMENT]

MADISON CAPITAL FUNDING LLC, as a Lender

By:	/s/ CRAIG LACY
Name: Craig Lacy
Title: Managing Director

[SIGNATURE PAGE TO BRIGHT HORIZONS FAMILY SOLUTIONS, INC. CREDIT AGREEMENT]

APPENDIX A-1

TO CREDIT AND GUARANTY AGREEMENT

Tranche B Term Loan Commitments

Lender	Tranche B Term Loan Commitment	Pro Rata Share
Goldman Sachs Credit Partners L.P.	$365,000,000.00	100%
Total	$365,000,000.00	100%

APPENDIX A-1-1

APPENDIX A-2

TO CREDIT AND GUARANTY AGREEMENT

Revolving Commitments

Lender	Revolving Commitment	Pro Rata Share
Goldman Sachs Credit Partners L.P.	$35,000,000.00	46.7%
General Electric Capital Corporation.	$25,000,000.00	33.3%
ING Capital LLC	$10,000,000.00	13.3%
Madison Capital Funding LLC	$5,000,000.00	6.7%
Total	$75,000,000.00	100%

APPENDIX A-2-1

APPENDIX B

TO CREDIT AND GUARANTY AGREEMENT

Notice Addresses

BRIGHT HORIZONS FAMILY SOLUTIONS, INC.

200 Talcott Avenue South

P.O. Box 9177

Watertown, MA 02471-9177

Attention: Jim Plocica

Facsimile. 617-673-8653

BRIGHT HORIZONS CAPITAL CORP.

200 Talcott Avenue South

P.O. Box 9177

Watertown, MA 02471-9177

Attention: Jim Plocica

Facsimile. 617-673-8653

GUARANTOR SUBSIDIARIES

200 Talcott Avenue South

P.O. Box 9177

Watertown, MA 02471-9177

Attention: Jim Plocica

Facsimile. 617-673-8653

in each case, with a copy to:

Bain Capital LLC

111 Huntington Ave.

Boston, MA 02199

Attention: David Humphrey

Facsimile. (617) 516-2113

Ropes & Gray LLP

One International Place

Boston, MA 02110

Attention: Byung Choi

Facsimile. (617) 235-0452

APPENDIX B-1

GOLDMAN SACHS CREDIT PARTNERS L.P.,

As Syndication Agent and Lender:

Goldman Sachs Credit Partners L.P.

c/o Goldman, Sachs & Co.

30 Hudson Street, 17th Floor

Jersey City, NJ 07302

Attention: SBD Operations

Attention: Andrew Caditz

Telecopier: (212) 428-1243

Email: andrew.caditz@gs.com

with a copy to:

Goldman Sachs Credit Partners L.P.

1 New York Plaza

New York, New York 10004

Attention: Anisha Malhotra

Telecopier: (212) 902-3000

with a copy to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153-0119

Attention: Morgan Bale

Telecopier: (212) 310-8007

GENERAL ELECTRIC CAPITAL CORPORATION,

as Administrative Agent, Collateral Agent,

Swing Line Lender, Issuing Lender and Lender:

Administrative Agent / Swing Line Lender / Issuing Lender Principal Office:

General Electric Capital Corporation

500 West Monroe Street

Chicago, IL 60661

Attention: Bright Horizons’ Portfolio Analyst

Facsimile. (312) 441-7870

in each case, with a copies to:

General Electric Capital Corporation

125 Summer Street, Suite 1230

Boston, MA 02110

Attention: Bright Horizons’ Account Manager

Facsimile. (617) 607-9175

and:

General Electric Capital Corporation

299 Park Avenue

New York, NY 10171

Attention: Bright Horizons’ Account Manager

Facsimile. (212) 983-8767

APPENDIX B-2

MADISON CAPITAL FUNDING LLC

Madison Capital Funding LLC

30 South Wacker Drive — Suite 3700

Chicago, IL 60606

Attn: Senior Loan Admin

Attn: Norma Albrecht

Telecopier: (312) 596-6952

Email: loanoperations@mcfllc.com

ING CAPITAL LLC

ING Capital LLC

1325 Avenue of the Americas, 10th Floor

New York, NY 10019

Attn: Sue Mack

Telecopier: (646) 424-8238

Email: Sue.Mack@americas.ing.com

APPENDIX B-3

Exhibit 10.19

Execution Version

AMENDMENT NO. 1

TO

CREDIT AND GUARANTY AGREEMENT

This AMENDMENT NO. 1 TO THE CREDIT AND GUARANTY AGREEMENT, dated as of July 14, 2011 (this “Amendment”) is entered into among BRIGHT HORIZONS FAMILY SOLUTIONS LLC, a Delaware limited liability company as successor in interest to Bright Horizons Family Solutions, Inc. (the “Borrower”), BRIGHT HORIZONS CAPITAL CORP. (formerly known as Swingset Holdings Corp.), a Delaware corporation (“Holdings”), and the Lenders party hereto (the “Lenders”), and amends the Credit and Guaranty Agreement, dated as of May 28, 2008 (as amended hereby and as the same may be further amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among the Borrower, Holdings and certain Subsidiaries of the Borrower, as Guarantors, the Lenders, Goldman Sachs Credit Partners L.P., as Syndication Agent, and General Electric Capital Corporation, as Administrative Agent and Collateral Agent. Capitalized terms not otherwise defined in this Amendment have the meanings ascribed to such terms in the Credit Agreement.

W I T N E S S E T H:

WHEREAS, the Borrower, Holdings, the Guarantors, the Lenders, the Syndication Agent, the Administrative Agent and the Collateral Agent are party to the Credit Agreement;

WHEREAS, in connection with the Specified Acquisition (as defined below), the Borrower desires to amend certain provisions of the Credit Agreement to permit the Specified Acquisition;

WHEREAS, in accordance with Section 10.5 of the Credit Agreement the Requisite Lenders and the Borrower consent to amend the Credit Agreement in accordance with the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the premises and the covenants and obligations contained herein, the parties hereto agree as follows:

SECTION 1. Amendments to the Credit Agreement

The Credit Agreement is, effective as of the Amendment No. 1 Effective Date (as defined in section 2 below), hereby amended as follows:

(a)        Amendments to Section 1 (Definitions and Interpretation). Section 1.1 (Definitions) of the Credit Agreement is hereby amended as follows:

(i)        The following definitions are each hereby inserted in Section 1.1 (Definitions) of the Credit Agreement in the appropriate place to preserve the alphabetical order of the definitions contained therein:

AMENDMENT NO. 1 TO CREDIT AND GUARANTY AGREEMENT

BRIGHT HORIZONS FAMILY SOLUTIONS LLC

“Amendment No. 1” means Amendment No. 1, dated as of July 14, 2011, to this Agreement.

“Amendment No. 1 Effective Date” has the meaning specified in Amendment No. 1.

“Specified Acquisition” means each acquisition by the Borrower or one of its Subsidiaries of (i) initially, not less than 63% of the voting Equity Interests of the Specified Acquisition Target and (ii) at any time following the acquisition referred to in clause (i), all or any portion of the remaining Equity Interests of the Specified Acquisition Target.

“Specified Acquisition Guaranties” means guaranties by Holdings or any of its Subsidiaries of obligations to acquire Equity Interests of the Specified Acquisition Target as described in clause (ii) of the definition of Specified Acquisition.

“Specified Acquisition Target” means a certain company organized under the laws of a member state of the European Economic Area separately identified by the Borrower to the Syndication Agent prior to the Amendment No. 1 Effective Date.

(ii)        The definition of “Permitted Acquisition” is hereby amended by:

(1)        replacing the words from “means” to and including “provided” with the following:

means (a) each Specified Acquisition and (b) any other acquisition by the Borrower or any of its Wholly-Owned Subsidiaries or the Specified Acquisition Target or any of its Wholly-Owned Subsidiaries, whether by purchase, merger or otherwise, of all or substantially all of the assets of, all of the Equity Interests of, or a business line or unit or a division of, any Person; provided,

(2)        in clause (iii) inserting after the words “in the case of the acquisition of Equity Interests,” the following:

(except as otherwise contemplated in the definition of Specified Acquisition with respect to the Equity Interests of the Specified Acquisition Target)

(3)        in clause (v) inserting after the words “at least 10 Business Days prior to such proposed acquisition” the following:

(or with respect to the acquisition referred to in clause (i) of the definition of Specified Acquisition, within 5 Business Days after the date of such acquisition)

AMENDMENT NO. 1 TO CREDIT AND GUARANTY AGREEMENT

BRIGHT HORIZONS FAMILY SOLUTIONS LLC

(4)        in clause (viii) inserting after the words “pursuant to all Permitted Acquisitions” the following:

(excluding any Specified Acquisition)

(b)        Amendments to Section 6 (Negative Covenants). Section 6 (Negative Covenants) of the Credit Agreement is hereby amended as follows:

(i)        Section 6.2 of the Credit Agreement is hereby amended by deleting the word “and” after subsection 6.2(r), replacing the “.” at the end of subsection 6.2(s) with “; and” and adding a new subsection 6.2(t) thereto, which shall read in its entirety as follows:

(t)        to the extent constituting Liens, restrictions on the transfer of Equity Interests of the Specified Acquisition Target in favor of the equity holders other than the Borrower or one of its Subsidiaries, including consent rights, rights of first refusal and other similar rights, contained in the Organizational Documents for the Specified Acquisition Target or the documentation relating to any Specified Acquisition; provided, that such restrictions shall only be permitted for so long as the Specified Acquisition Target is not a Wholly-Owned Subsidiary.

(ii)        Section 6.6(b) of the Credit Agreement is hereby deleted in its entirety and is replaced as follows:

(b)        Investments (i) in the Borrower or any Subsidiary Guarantor, (ii) by any Subsidiary that is not a Credit Party in any other Subsidiary that is also not a Credit Party, (iii) by the Borrower or any Subsidiary in any Subsidiary that is not a Guarantor; provided that, in the case of clause (iii) above, (x) any Investment in the form of a loan or advance shall be evidenced by an Intercompany Note and, if owed to a Credit Party, shall be subject to a First Priority Lien pursuant to the Pledge and Security Agreement and (y) the aggregate outstanding amount of such Investments in Subsidiaries that are not Guarantors (excluding any Specified Acquisition, any Specified Acquisition Guaranty and any such Investment described on Schedule 6.6) shall not exceed an amount equal to (A) $50,000,000 (provided, that such Dollar limitation shall be increased to $75,000,000 if the Senior Secured Leverage Ratio is less than 2.00:1.00 immediately before and immediately after giving effect to such Investment on a pro forma basis) minus (B) the aggregate outstanding amount of Investments by Credit Parties in Foreign Acquisitions pursuant to Section 6.6(g) (other than Foreign Acquisitions directly financed or paid for with Qualified Equity Interests of Holdings or any Parent or Permitted Equity Proceeds);

(iii)        Section 6.6(g) of the Credit Agreement is hereby deleted in its entirety and is replaced as follows:

(g)        Permitted Acquisitions; provided, that the aggregate outstanding amount of Investments by Credit Parties with respect to Foreign Acquisitions (except to the extent directly financed or paid for with Qualified Equity Interests

AMENDMENT NO. 1 TO CREDIT AND GUARANTY AGREEMENT

BRIGHT HORIZONS FAMILY SOLUTIONS LLC

of Holdings or any Parent or Permitted Equity Proceeds and excluding any Specified Acquisition) shall not exceed an amount equal to (i) $50,000,000 (provided, that such Dollar limitation shall be increased to $75,000,000 if the Senior Secured Leverage Ratio is less than 2.00:1.00 immediately before and immediately after giving effect to such Permitted Acquisition on a pro forma basis) minus (ii) the aggregate outstanding amount of Investments pursuant to 6.6(b)(iii);

(iv)        Section 6.6 of the Credit Agreement is hereby amended by deleting the word “and” after subsection 6.6(o), replacing the “.” at the end of subsection 6.6(p) with “; and” and adding a new subsection 6.6(q) thereto, which shall read in its entirety as follows:

(q)        the Specified Acquisition Guaranties.

SECTION 2. Conditions Precedent to the Effectiveness of this Amendment

This Amendment shall become effective when each of the following conditions precedent shall have been satisfied (the “Amendment No. 1 Effective Date”):

(a)        The Syndication Agent and Administrative Agent shall have received each of the following, each dated the Amendment No. 1 Effective Date:

(i)        this Amendment, duly executed by the Borrower, Holdings and the Requisite Lenders; and

(ii)        the Guarantor Acknowledgment to Amendment No. 1 to Credit and Guaranty Agreement, duly executed by each Guarantor in the form attached hereto as Exhibit A.

(b)        The Borrower shall have paid (i) fees payable to the Syndication Agent as separately agreed between the Borrower and the Syndication Agent, and (ii) all amounts referred to in Sections 4 (Amendment Fee) and 5 (Costs and Expenses) of this Amendment.

(c)        The representations and warranties contained in Section 3 hereof shall be true and correct.

SECTION 3. Representations and Warranties

On and as of the date hereof and as of the Amendment No. 1 Effective Date, after giving effect to this Amendment, the Borrower hereby represents and warrants that:

(a)        this Amendment has been duly authorized, executed and delivered by the Borrower and Holdings and constitutes a legal, valid and binding obligation of the Borrower and Holdings, respectively, enforceable against such Person in accordance with its terms, and the Credit Agreement as amended by this Amendment constitutes the legal, valid and binding obligation of the Borrower and Holdings, enforceable against the Borrower and Holdings, respectively, in accordance with its terms, in each case, except as enforceability may be limited by applicable bankruptcy, liquidation, conservatorship, assignment for the benefit

AMENDMENT NO. 1 TO CREDIT AND GUARANTY AGREEMENT

BRIGHT HORIZONS FAMILY SOLUTIONS LLC

of creditors, insolvency, rearrangement, receivership, reorganization, moratorium or similar laws affecting creditors’ or secured parties’ rights generally or by equitable principles or by implied covenants of good faith and fair dealing relating to enforceability;

(b)        each of the representations and warranties contained in Section 4 (Representations and Warranties) of the Credit Agreement shall be true and correct in all material respects on and as of the date hereof, in each case as if made on and as of such date, except to the extent that such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such earlier date; provided, that in each case, such materiality qualifier shall not be applicable to any representations and warranties that are already qualified or modified by materiality in the text thereof; provided, however, that references therein to the “Credit Agreement” shall be deemed to refer to the Credit Agreement as amended by this Amendment; and

(c)        no Default or Event of Default has occurred and is continuing.

SECTION 4. Amendment Fee

The Borrower agrees to pay on the Amendment No. 1 Effective Date to the Syndication Agent for the account of each Lender party to this Amendment which has delivered its executed signature page to this Amendment to the Syndication Agent not later than 5:00 p.m. New York City time on July 13, 2011 (or such later time and/or date as the Borrower and the Syndication Agent may agree) (the “Consent Deadline”), an amendment fee in an amount equal to 0.10% of the sum of (x) the aggregate principal amount of Term Loans, if any, held by such Lender as of the Consent Deadline with respect to which a signature page was delivered and (y) the aggregate amount of the Revolving Commitment, if any, of such Lender as of the Consent Deadline with respect to which a consent was delivered. Such amendment fee will be in all respects fully earned when paid and non-refundable and non-creditable.

SECTION 5. Costs and Expenses

The Borrower and Holdings, jointly and severally, shall pay on demand in accordance with the terms of Section 10.2 of the Credit Agreement all costs and expenses of the Syndication Agent in connection with the preparation, reproduction, execution and delivery of this Amendment and all other Credit Documents entered into in connection herewith (including, without limitation, the reasonable fees and out-of-pocket expenses of counsel for the Syndication Agent with respect thereto and all other Credit Documents) and all outstanding unpaid invoices which are payable pursuant to Section 10.2 of the Credit Agreement and invoiced on or prior to the Consent Deadline.

SECTION 6. Reference to the Effect on the Credit Documents

(a)        As of the Amendment No. 1 Effective Date, each reference in the Credit Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, and each reference in the other Credit Documents to the Credit Agreement (including, without limitation, by means of words like “thereunder”, “thereof” and words of like import), shall mean and be a reference to the Credit Agreement as amended hereby, and this Amendment and the Credit Agreement shall be read together and construed as a single instrument.

AMENDMENT NO. 1 TO CREDIT AND GUARANTY AGREEMENT

BRIGHT HORIZONS FAMILY SOLUTIONS LLC

(b)        Each of the Borrower and Holdings hereby reaffirms all its liens and other obligations granted or incurred pursuant to the Credit Documents all of which liens and obligations shall remain in full force and effect (as amended and otherwise expressly modified by this Amendment).

(c)        Except as expressly amended hereby or specifically waived above, all of the terms and provisions of the Credit Agreement and all other Credit Documents are and shall remain in full force and effect and are hereby ratified and confirmed.

(d)        The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of the Lenders, the Syndication Agent, the Administrative Agent or the Collateral Agent under any of the Credit Documents, nor constitute a waiver or amendment of any other provision of any of the Credit Documents or for any purpose except as expressly set forth herein.

(e)        This Amendment is a Credit Document.

SECTION 7. Execution in Counterparts

This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. Signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are attached to the same document. Delivery of an executed counterpart by telecopy or electronic transmission shall be effective as delivery of a manually executed counterpart of this Amendment.

SECTION 8. Governing Law

This Amendment shall be governed by and construed in accordance with the law of the State of New York.

SECTION 9. Section Titles

The section titles contained in this Amendment are and shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreement between the parties hereto, except when used to reference a section. Any reference to the number of a clause, sub-clause or subsection of any Credit Document immediately followed by a reference in parenthesis to the title of the section of such Credit Document containing such clause, sub-clause or subsection is a reference to such clause, sub-clause or subsection and not to the entire section; provided, however, that, in case of direct conflict between the reference to the title and the reference to the number of such section, the reference to the title shall govern absent manifest error. If any reference to the number of a section (but not to any clause, sub-clause or subsection thereof) of any Credit Document is followed immediately by a reference in parenthesis to the title of a section of any Credit Document, the title reference shall govern in case of direct conflict absent manifest error.

AMENDMENT NO. 1 TO CREDIT AND GUARANTY AGREEMENT

BRIGHT HORIZONS FAMILY SOLUTIONS LLC

SECTION 10. Notices

All communications and notices hereunder shall be given as provided in the Credit Agreement.

SECTION 11. Severability

In case any provision in or obligation under this Amendment shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

SECTION 12. Successors

The terms of this Amendment shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and assigns.

SECTION 13. Waiver of Jury Trial

EACH OF THE PARTIES HERETO AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING UNDER THIS AMENDMENT OR ANY OTHER CREDIT DOCUMENT.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers, as of the date first written above.

BRIGHT HORIZONS FAMILY SOLUTIONS LLC

By:	/S/ DAVID LISSY
Name:	David Lissy
Title:	Chief Executive Officer

BRIGHT HORIZONS CAPITAL CORP.

By:	/S/ DAVID LISSY
Name:	David Lissy
Title:	Chief Executive Officer

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

U.S. CAPITAL FUNDING VI, LTD., as a Lender

By:	StoneCastle Advisors, LLC,
its attorney-in-fact
Name:
Title:

By:	/s/ MATTHEW MAYERS
Matthew Mayers
Secretary

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

U.S. CAPITAL FUNDING V, LTD., as a Lender

By:	/s/ StoneCastle Advisors, LLC,
its attorney-in-fact
Name:
Title:

By:	/s/ MATTHEW MAYERS
Matthew Mayers
Secretary

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

TURF MOOR as a Lender

By:	/s/ RICHARD TAYLOR
Name:	Richard Taylor
Title:	Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

THE LOOMIS SAYLES SENIOR LOAN FUND, LLC, As Lender

By:	Loomis, Sayles & Company, L.P., Its Managing Member

By:	Loomis, Sayles & Company, Incorporated, Its General Partner

as a Lender

By:	/s/ MARY MCCARTHY
Name:	Mary McCarthy
Title:	Secretary

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Cornerstone CLO Ltd. By Stone Tower Debt Advisors LLC As Its Collateral Manager as a Lender

By:	/s/ MICHAEL W. DELPERCIO
Name:	Michael W. DelPercio
Title:	Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Granite Ventures II Ltd. By Stone Tower Debt Advisors LLC As Its Collateral Manager as a Lender

By:	/s/ MICHAEL W. DELPERCIO
Name:	Michael W. DelPercio
Title:	Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Granite Ventures III Ltd. By Stone Tower Debt Advisors LLC As Its Collateral Manager as a Lender

By:	/s/ MICHAEL W. DELPERCIO
Name:	Michael W. DelPercio
Title:	Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Rampart CLO 2007 Ltd. By Stone Tower Debt Advisors LLC As Its Collateral Manager as a Lender

By:	/s/ MICHAEL W. DELPERCIO
Name:	Michael W. DelPercio
Title:	Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Rampart CLO 2006-1 Ltd. By Stone Tower Debt Advisors LLC As Its Collateral Manager as a Lender

By:	/s/ MICHAEL W. DELPERCIO
Name:	Michael W. DelPercio
Title:	Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Stone Tower CLO III Ltd. By Stone Tower Debt Advisors LLC As Its Collateral Manager as a Lender

By:	/s/ MICHAEL W. DELPERCIO
Name:	Michael W. DelPercio
Title:	Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Stone Tower CLO IV Ltd. By Stone Tower Debt Advisors LLC As Its Collateral Manager as a Lender

By:	/s/ MICHAEL W. DELPERCIO
Name:	Michael W. DelPercio
Title:	Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Stone Tower CLO V Ltd. By Stone Tower Debt Advisors LLC As Its Collateral Manager as a Lender

By:	/s/ MICHAEL W. DELPERCIO
Name:	Michael W. DelPercio
Title:	Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Stone Tower CLO VI Ltd. By Stone Tower Debt Advisors LLC As Its Collateral Manager as a Lender

By:	/s/ MICHAEL W. DELPERCIO
Name:	Michael W. DelPercio
Title:	Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Stone Tower CLO VII Ltd. By Stone Tower Debt Advisors LLC As Its Collateral Manager as a Lender

By:	/s/ MICHAEL W. DELPERCIO
Name:	Michael W. DelPercio
Title:	Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Stone Tower Loan Trust 2010 By Stone Tower Fund Management LLC, As Its Investment Manager as a Lender

By:	/s/ MICHAEL W. DELPERCIO
Name:	Michael W. DelPercio
Title:	Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Cornerstone CLO Ltd. By Stone Tower Debt Advisors LLC As Its Collateral Manager as a Lender

By:	/s/ MICHAEL W. DELPERCIO
Name:	Michael W. DelPercio
Title:	Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

State Street Bank and Trust Company, as Trustee for the General Motors Salaried Employees Pension Trust, as a Lender

By:	/s/ KIMBERLY A. DINSMORE
Name:	Kimberly A. Dinsmore
Title:	Client Service Officer State Street Bank and Trust Company

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

State Street Bank and Trust Company, as Trustee for the General Motors Hourly-Rate Employees Pension Trust, as a Lender

By:	/s/ KIMBERLY A. DINSMORE
Name:	Kimberly A. Dinsmore
Title:	Client Service Officer State Street Bank and Trust Company

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

SHINNECOCK CLO 2006-1 LTD, as a Lender

By:	/s/ FRANCIS RUCHALSKI
Name:	FRANCIS RUCHALSKI
Title:	CFO

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Riversource Variable Series Trust-Variable Portfolio-Eaton Vance Floating-Rate Income Fund, as a Lender

By:	Eaton Vance Management as Investment Sub-Advisor

By:	/s/ MICHAEL BOTTHOF
Name:	Michael Botthof
Title:	Vice President

Second Signatory

By:
Name:
Title:

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Renaissance Trust 2009 By: Highbridge Principal Strategies LLC, its Sub-Investment Manager, as a Lender

By:	/s/ JAMIE DONSKY
Name:	Jamie Donsky
Title:	Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

REGATTA FUNDING LTD. By: Citi Alternative Investments LLC, attorney-in-fact, as a Lender

By:	/s/ MELANIE HANLON
Name:	Melanie Hanlon
Title:	Director

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Pioneer Strategic Income Fund Pioneer Floating Rate Fund Pioneer Floating Rate Trust, each as a Lender By: Pioneer Investment Management, Inc., its advisor

By:	/s/ MARGARET C. BEGLEY
Name:	Margaret C. Begley
Title:	Secretary and Associate General Counsel

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Oppenheimer Senior Floating Rate Fund, as a Lender

By:	/s/ BRAD HEBERT
Name:	Brad Hebert
Title:	AVP

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Oppenheimer Master Loan Fund, LLC, as a Lender

By:	/s/ BRAD HEBERT
Name:	Brad Hebert
Title:	AVP

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

OFSI Fund III, Ltd. By: Orchard First Source Capital, Inc. Its: attorney in fact
By: /s/ KEN A. BROWN Name: Ken A. Brown Title: Duly Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

NATIXIS LOOMIS SAYLES SENIOR LOAN FUND, As Lender

By:	Loomis, Sayles & Company, L.P., Its Investment Manager

By:	Loomis, Sayles & Company, Incorporated, Its General Partner

as a Lender

By:	/s/ MARY MCCARTHY
Name:	Mary McCarthy
Title:	Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

MOUNTAIN VIEW FUNDING CLO 2006-1, LTD. By: Seix Investment Advisors LLC, as Collateral Manager and as a Lender

MOUNTAIN VIEW CLO III LTD. By: Seix Investment Advisors LLC, as Collateral Manager and as a Lender

By:	/s/ GEORGE GOUDELIAS
Name:	George Goudelias
Title:	Managing Director

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

MARLBOROUGH STREET CLO, LTD., By its Collateral Manager, Massachusetts Financial Services Company, as a Lender

By:	/s/ DAVID COBEY
Name:	David Cobey
Title:	As authorized representative and not individually

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Madison Capital Funding LLC, as a Lender

By:	/s/ SUNIL MEHTA
Name:	Sunil Mehta
Title:	Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

LOOMIS SAYLES LEVERAGED SENIOR LOAN FUND LTD., As Lender

By:	Loomis, Sayles & Company, L.P., Its Investment Manager

By:	Loomis, Sayles & Company, Incorporated, Its General Partner

as a Lender

By:	/s/ MARY MCCARTHY
Name:	Mary McCarthy
Title:	Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Lake Placid Funding as a Lender

By:	/s/ RICHARD TAYLOR
Name:	Richard Taylor
Title:	Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

KKR Financial CLO 2005-1, Ltd., as a Lender

By:	/s/ ALEXANDRA SANDBERG
Name:	Alexandra Sandberg
Title:	Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

JERSEY STREET CLO, LTD., By its Collateral Manager, Massachusetts Financial Services Company, as a Lender

By:	/s/ DAVID COBEY
Name:	David Cobey
Title:	As authorized representative and not individually

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

ALZETTE EUROPEAN CLO S.A. By: INVESCO Senior Secured Management, Inc. As Collateral Manager, as a Lender

By:	/s/ KEVIN EGAN
Name:	Kevin Egan
Title:	Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

AVALON CAPITAL LTD. 3 By: INVESCO Senior Secured Management, Inc. As Asset Manager, as a Lender

By:	/s/ KEVIN EGAN
Name:	Kevin Egan
Title:	Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

CHAMPLAIN CLO, LTD. By: INVESCO Senior Secured Management, Inc. As Collateral Manager, as a Lender

By:	/s/ KEVIN EGAN
Name:	Kevin Egan
Title:	Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Confluent 3 Limited. By: INVESCO Senior Secured Management, Inc. As Investment Manager, as a Lender

By:	/s/ KEVIN EGAN
Name:	Kevin Egan
Title:	Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

DIVERSIFIED CREDIT PORTFOLIO LTD. By: INVESCO Senior Secured Management, Inc. As Investment Advisor, as a Lender

By:	/s/ KEVIN EGAN
Name:	Kevin Egan
Title:	Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Invesco Van Kampen Dynamic Credit Opportunities Fund By: INVESCO Senior Secured Management, Inc. As Sub-Advisor, as a Lender

By:	/s/ KEVIN EGAN
Name:	Kevin Egan
Title:	Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Invesco Floating Rate Fund By: INVESCO Senior Secured Management, Inc. As Sub-Advisor, as a Lender

By:	/s/ KEVIN EGAN
Name:	Kevin Egan
Title:	Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

HUDSON CANYON FUNDING II, LTD By: INVESCO Senior Secured Management, Inc. As Collateral Manager & Attorney In Fact, as a Lender

By:	/s/ KEVIN EGAN
Name:	Kevin Egan
Title:	Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

LIMEROCK CLO I By: INVESCO Senior Secured Management, Inc. As Investment Manager, as a Lender

By:	/s/ KEVIN EGAN
Name: Kevin Egan
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

MOSELLE CLO S.A. By: INVESCO Senior Secured Management, Inc. As Collateral Manager, as a Lender

By:	/s/ KEVIN EGAN
Name: Kevin Egan
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Invesco Prime Income Trust By: INVESCO Senior Secured Management, Inc. As Sub-Adviser, as a Lender

By:	/s/ KEVIN EGAN
Name: Kevin Egan
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Morgan Stanley Investment Management Croton, Ltd. By: INVESCO Senior Secured Management, Inc. As Collateral Manager, as a Lender

By:	/s/ KEVIN EGAN
Name: Kevin Egan
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

NAUTIQUE FUNDING LTD. By: INVESCO Senior Secured Management, Inc. As Collateral Manager, as a Lender

By:	/s/ KEVIN EGAN
Name: Kevin Egan
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

MSIM Peconic Bay, Ltd. By: INVESCO Senior Secured Management, Inc. As Collateral Manager, as a Lender

By:	/s/ KEVIN EGAN
Name: Kevin Egan
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Qualcomm Global Trading, Inc. By: INVESCO Senior Secured Management, Inc. As Investment Manager, as a Lender

By:	/s/ KEVIN EGAN
Name: Kevin Egan
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

SAGAMORE CLO LTD. By: INVESCO Senior Secured Management, Inc. As Collateral Manager, as a Lender

By:	/s/ KEVIN EGAN
Name: Kevin Egan
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

SAGAMORE CLO I LTD. By: INVESCO Senior Secured Management, Inc. As Asset Manager, as a Lender

By:	/s/ KEVIN EGAN
Name: Kevin Egan
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Invesco Van Kampen Senior Income Trust By: INVESCO Senior Secured Management, Inc. As Sub-Adviser, as a Lender

By:	/s/ KEVIN EGAN
Name: Kevin Egan
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Invesco Van Kampen Senior Loan Fund By: INVESCO Senior Secured Management, Inc. As Sub-Adviser, as a Lender

By:	/s/ KEVIN EGAN
Name: Kevin Egan
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

WASATCH CLO LTD By: INVESCO Senior Secured Management, Inc. As Portfolio Manager, as a Lender

By:	/s/ KEVIN EGAN
Name: Kevin Egan
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Invesco Zodiac Funds - Invesco US Senior Loan Fund By: INVESCO Management S.A. As Investment Manager, as a Lender

By:	/s/ KEVIN EGAN
Name: Kevin Egan
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

as a Lenders:

ING Prime Rate Trust

ING Senior Income Fund

ING (L) Flex - Senior Loans

IBM Personal Pension Plan Trust

By: ING Investment Management Co.,

        as its investment manager

ING Investment Trust Co. Plan for Employee Benefit Investment Funds – Senior Loan Fund

By: ING Investment Trust Co. as its trustee

ING Investment Management CLO II, LTD.

FNG Investment Management CLO III, LTD.

ING Investment Management CLO IV, LTD.

ING Investment Management CLO V, LTD.

By: ING Alternative Asset Management LLC,

        as its investment manager

By:	/s/ JASON ALMIRO
Name: Jason Almiro, CPA, CFA
Title: Assistant Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

ING Capital LLC, as a Lender

By:	/s/ IAN B. WONG
Name: Ian B. Wong
Title: Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

IDEO as a Lender

By:	/s/ RICHARD TAYLOR
Name: Richard Taylor
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

GULF STREAM-COMPASS CLO 2003-1, LTD

By: Gulf Stream Asset Management LLC

As Collateral Manager

GULF STREAM-COMPASS CLO 2005-1, LTD

By: Gulf Stream Asset Management LLC

As Collateral Manager

NEPTUNE FINANCE CCS, LTD

By: Gulf Stream Asset Management LLC

As Collateral Manager

as a Lender

By:	/s/ BARRY K. LOVE
Name: Barry K. Love
Title: Chief Credit Officer

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Grayson & Co, as a Lender By: Boston Management and Research as Investment Advisor

By:	/s/ MICHAEL BOTTHOF
Name: Michael Botthof
Title: Vice President

Second Signatory

By:
Name:
Title:

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

GENERAL ELECTRIC CAPITAL CORPORATION, as a Lender

By:	/s/ ALFREDO WANG
Name: Alfredo Wang
Title: Duly Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Blue Shield of California, as a Lender

By:	/s/ DAVID ARDINI
Name: David Ardini
Title: Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Franklin CLO V, Ltd., as a Lender

By:	/s/ DAVID ARDINI
Name: David Ardini, Franklin Advisers, Inc. as Collateral Manager
Title: Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Blue Shield of California,
as a Lender

By:	/s/ DAVID ARDINI

Name: Title:	David Ardini Vice President

CONFIDENTIAL – FOR FRDG USE ONLY

SIGNATURE PAGE TO GUARANTOR ACKNOWLEDGEMENT – BRIGHT HORIZONS AMENDMENT

Franklin CLO V, Ltd.,
as a Lender

By:	/s/ DAVID ARDINI

Name:	David Ardini, Franklin Advisers, as Collateral Manager
Title:	Vice President

CONFIDENTIAL – FOR FRDG USE ONLY

SIGNATURE PAGE TO GUARANTOR ACKNOWLEDGEMENT – BRIGHT HORIZONS AMENDMENT

Franklin Templeton Series II Funds – Franklin Floating Rate II Fund,
as a Lender

By:	/s/ RICHARD HSU

Name: Title:	Richard Hsu Vice President

CONFIDENTIAL – FOR FRDG USE ONLY

SIGNATURE PAGE TO GUARANTOR ACKNOWLEDGEMENT – BRIGHT HORIZONS AMENDMENT

Franklin Floating Rate Master Series,
as a Lender

By:	/s/ RICHARD HSU

Name: Title:	Richard Hsu Vice President

CONFIDENTIAL – FOR FRDG USE ONLY

SIGNATURE PAGE TO GUARANTOR ACKNOWLEDGEMENT – BRIGHT HORIZONS AMENDMENT

Franklin Templeton Limited Duration Income Trust,
as a Lender

By:	/s/ RICHARD HSU

Name: Title:	Richard Hsu Vice President

CONFIDENTIAL – FOR FRDG USE ONLY

SIGNATURE PAGE TO GUARANTOR ACKNOWLEDGEMENT – BRIGHT HORIZONS AMENDMENT

Franklin Floating Rate Daily Access Fund,
as a Lender

By:	/s/ RICHARD HSU

Name: Title:	Richard Hsu Vice President

CONFIDENTIAL – FOR FRDG USE ONLY

SIGNATURE PAGE TO GUARANTOR ACKNOWLEDGEMENT – BRIGHT HORIZONS AMENDMENT

Fidelity Canadian Balanced Fund, For: Fidelity Investments Canada, Limited, as Trustee of Fidelity Canadian Balanced Fund,
as a Lender

By:	/s/ JEFFREY CHRISTIAN

Name: Title:	Jeffrey Christian Deputy Treasurer

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Fidelity American High Yield Fund, For: Fidelity Investments Canada, Limited, as Trustee of Fidelity American High Yield Fund,
as a Lender

By:	/s/ JEFFREY CHRISTIAN

Name: Title:	Jeffrey Christian Deputy Treasurer

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Emporia Preferred Funding III, LTD By: Ivy Hill Asset Management, L.P., its Collateral Manager,
as a Lender

By:	/s/ RYAN CASCADE

Name: Title:	Ryan Cascade Duly Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Emporia Preferred Funding I, LTD By: Ivy Hill Asset Management, L.P., its Collateral Manager,
as a Lender

By:	/s/ RYAN CASCADE

Name: Title:	Ryan Cascade Duly Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Eaton Vance VT Floating-Rate Income Fund, as a Lender

By:	Eaton Vance Management as Investment Advisor

By:	/s/ MICHAEL BOTTHOF

Name: Title:	Michael Botthof Vice President

Second Signatory

By:

Name: Title:

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Eaton Vance Short Duration Diversified Income Fund, as a Lender

By:	Eaton Vance Management as Investment Advisor

By:	/s/ MICHAEL BOTTHOF

Name: Title:	Michael Botthof Vice President

Second Signatory

By:

Name: Title:

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Eaton Vance Senior Income Trust, as a Lender

By:	Eaton Vance Management as Investment Advisor

By:	/s/ MICHAEL BOTTHOF

Name: Title:	Michael Botthof Vice President

Second Signatory

By:

Name: Title:

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Eaton Vance Senior Floating-Rate Trust, as a Lender

By:	Eaton Vance Management as Investment Advisor

By:	/s/ MICHAEL BOTTHOF

Name: Title:	Michael Botthof Vice President

Second Signatory

By:

Name: Title:

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Eaton Vance Medallion Floating-Rate Income Portfolio, as a Lender

By:	Eaton Vance Management as Investment Advisor

By:	/s/ MICHAEL BOTTHOF

Name: Title:	Michael Botthof Vice President

Second Signatory

By:

Name: Title:

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Eaton Vance Floating-Rate Income Trust, as a Lender

By:	Eaton Vance Management as Investment Advisor

By:	/s/ MICHAEL BOTTHOF

Name: Title:	Michael Botthof Vice President

Second Signatory

By:

Name: Title:

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Eaton Vance CDO VIII, Ltd. as a Lender

By:	Eaton Vance Management as Investment Advisor

By:	/s/ MICHAEL BOTTHOF

Name: Title:	Michael Botthof Vice President

Second Signatory

By:

Name: Title:

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Eaton Vance CDO IX, Ltd. as a Lender

By:	Eaton Vance Management as Investment Advisor

By:	/s/ MICHAEL BOTTHOF

Name: Title:	Michael Botthof Vice President

Second Signatory

By:

Name: Title:

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Eagle Creek CLO, Ltd.,
as a Lender

By:	/s/ BRYAN HIGGINS

Name: Title:	Bryan Higgins Authorized Signor

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Fall Creek CLO, Ltd.,
as a Lender

By:	/s/ BRYAN HIGGINS

Name: Title:	Bryan Higgins Authorized Signor

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Doral CLO I, Ltd.,
as a Lender

By:	/s/ SCOTT MCKAY

Name: Title:	Scott McKay Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Denali Capital LLC, managing member of DC Funding Partners LLC, collateral manager for DENALI CAPITAL CLO VI, LTD.

as a Lender

By:	/s/ NICOLE D. KOUBA

Name: Title:	Nicole D. Kouba Vice President

Denali Capital LLC, managing member of DC Funding Partners LLC, collateral manager for DENALI CAPITAL CLO VII, LTD.

as a Lender

By:	/s/ NICOLE D. KOUBA

Name: Title:	Nicole D. Kouba Vice President

Denali Capital LLC, managing member of DC Funding Partners LLC, Collateral Manager for Spring Road CLO 2007-1, LTD.

as a Lender

By:	/s/ Nicole D. Kouba

Name: Title:	Nicole D. Kouba Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

LMP Corporate Loan Fund, Inc. By: Citi Alternative Investments LLC,
as a Lender

By:	/s/ MELANIE HANLON

Name: Title:	Melanie Hanlon Director

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

CIT CLO I LTD,
as a Lender

By:	/s/ ROGER M. BURNS

Name: Title:	ROGER M. BURNS CIT ASSET MANAGEMENT LLC EXECUTIVE VP

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

CIT Bank,
as a Lender

By:	/s/ DANIEL A. BURNETT

Name: Title:	Daniel A. Burnett Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

CCA EAGLE LOAN MASTER FUND LTD. By: Citigroup Alternative Investments LLC, as Investment manager for and on behalf of CCA EAGLE LOAN MASTER FUND LTD., as a Lender

By:	/s/ MELANIE HANLON

Name: Title:	Melanie Hanlon Director

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

CARLYLE HIGH YIELD PARTNERS VI, LTD.,
as a Lender

By:	/s/ LINDA PACE

Name: Title:	LINDA PACE MANAGING DIRECTOR

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

CARLYLE HIGH YIELD PARTNERS VII, LTD.,
as a Lender

By:	/s/ LINDA PACE

Name: Title:	LINDA PACE MANAGING DIRECTOR

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

CARLYLE HIGH YIELD PARTNERS VIII, LTD.,
as a Lender

By:	/s/ LINDA PACE

Name: Title:	LINDA PACE MANAGING DIRECTOR

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

CARLYLE HIGH YIELD PARTNERS X, LTD.,
as a Lender

By:	/s/ LINDA PACE

Name: Title:	LINDA PACE MANAGING DIRECTOR

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

CARLYLE ARNAGE CLO, LTD.,
as a Lender

By:	/s/ LINDA PACE

Name: Title:	LINDA PACE MANAGING DIRECTOR

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

CARLYLE AZURE CLO, LTD.,
as a Lender

By:	/s/ LINDA PACE

Name: Title:	LINDA PACE MANAGING DIRECTOR

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

CARLYLE BRISTOL CLO, LTD.,
as a Lender

By:	/s/ LINDA PACE

Name: Title:	LINDA PACE MANAGING DIRECTOR

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

CARLYLE DAYTONA CLO, LTD.,
as a Lender

By:	/s/ LINDA PACE

Name: Title:	LINDA PACE MANAGING DIRECTOR

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

CARLYLE MCLAREN CLO, LTD.,
as a Lender

By:	/s/ LINDA PACE

Name: Title:	LINDA PACE MANAGING DIRECTOR

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

CARLYLE VEYRON CLO, LTD.,
as a Lender

By:	/s/ LINDA PACE

Name: Title:	LINDA PACE MANAGING DIRECTOR

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

CARLYLE CREDIT PARTNERS FINANCING I, LTD.,
as a Lender

By:	/s/ LINDA PACE

Name: Title:	LINDA PACE MANAGING DIRECTOR

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

CapitalSource Bank,
as a Lender

By:	/s/ JASON SCHWARTZ

Name: Title:	Jason Schwartz Senior Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

BABSON CLO LTD. 2004-I

BABSON CLO LTD. 2004-II

BABSON CLO LTD. 2005-I

BABSON CLO LTD. 2005-II

BABSON CLO LTD. 2005-III

BABSON CLO LTD. 2006-I

BABSON CLO LTD. 2006-II

BABSON CLO LTD. 2007-I

BABSON MID-MARKET CLO LTD. 2007-II

BABSON CLO LTD. 2008-I

ARTUS LOAN FUND 2007-I, LTD.

SAPPHIRE VALLEY CDO I, LTD.,

each as a Lender

By:	Babson Capital Management LLC as Collateral Manager

By:	/s/ MARK D. SENKPIEL

Name: Title:	Mark Senkpiel MD

AMBITION TRUST 2009 MAPLETREE PORTFOLIO, each as a Lender By Babson Capital Management LLC as Investment Manager

By:	/s/ MARK D. SENKPIEL

Name: Title:	Mark Senkpiel MD

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

AUDAX CREDIT OPPORTUNITIES OFFSHORE LTD.,

as a Lender

By:	/s/ MICHAEL P. MCGONIGLE

Name: Title:	Michael P. McGonigle Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

APOSTLE LOOMIS SAYLES SENIOR LOAN FUND, As Lender

By:	Loomis, Sayles & Company, L.P., Its Investment Manager

By:	Loomis, Sayles & Company, Incorporated, Its General Partner

as a Lender

By:	/s/ MARY MCCARTHY

Name: Title:	Mary McCarthy Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

APOSTLE LOOMIS SAYLES CREDIT OPPORTUNITIES FUND, As Lender

By:	Loomis, Sayles & Company, L.P., Its Investment Manager

By:	Loomis, Sayles & Company, Incorporated, Its General Partner

as a Lender

By:	/s/ MARY MCCARTHY

Name: Title:	Mary McCarthy Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

ALLSTATE LIFE INSURANCE COMPANY,
as a Lender

By:	/s/ CHRIS GOERGEN

Name: Title:	CHRIS GOERGEN Authorized Signatory

By:	/s/ MARK CLOGHESSY

Name: Title:	MARK CLOGHESSY Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

AIMCO CLO, SERIES 2005-A
as a Lender

By:	/s/ CHRIS GOERGEN

Name: Title:	CHRIS GOERGEN Authorized Signatory

By:	/s/ MARK CLOGHESSY

Name: Title:	MARK CLOGHESSY Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

AIMCO CLO, SERIES 2006-A
as a Lender

By:	/s/ CHRIS GOERGEN

Name: Title:	CHRIS GOERGEN Authorized Signatory

By:	/s/ MARK CLOGHESSY

Name: Title:	MARK CLOGHESSY Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Each of the persons listed on Annex A, Severally but not jointly, as a Consenting Lender

By:	Wellington Management Company, LLP, as Investment Adviser

By:	/s/ STEVEN M. HOFFMAN

Steven M. Hoffman Vice President and Counsel

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

ANNEX A

UMC Benefit Board, Inc.

Wellington Trust Company, National Association Multiple Common Trust Funds Trust-

Opportunistic Fixed Income Allocation Portfolio

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Exhibit A

GUARANTOR ACKNOWLEDGMENT

TO

AMENDMENT NO. 1

TO

CREDIT AND GUARANTY AGREEMENT

Each of the undersigned hereby consents to Amendment No. 1 to the Credit and Guaranty Agreement, dated as of the date hereof (the “Amendment”), which amends the Credit and Guaranty Agreement, dated as of May 28, 2008, among Bright Horizons Family Solutions LLC, a Delaware limited liability company, as successor to Bright Horizons Family Solutions, Inc., as Borrower, Bright Horizons Capital Corp., a Delaware corporation, as Holdings, the Lenders party thereto, Goldman Sachs Credit Partners L.P., as Syndication Agent, and General Electric Capital Corporation, as Administrative Agent and Collateral Agent (as amended, supplemented or otherwise modified up to the date hereof, the “Credit Agreement”; capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Credit Agreement) and agrees that the terms hereof shall not affect in any way its guarantees, obligations, liabilities and liens granted or incurred by it under the Credit Documents (as amended and otherwise expressly modified by the Amendment), all of which guarantees, obligations, liabilities and liens shall remain in full force and effect and each of which is hereby reaffirmed (as amended and otherwise expressly modified by the Amendment).

This acknowledgment may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. Signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are attached to the same document. Delivery of an executed counterpart by telecopy or electronic transmission shall be effective as delivery of a manually executed counterpart of this consent. Notices to parties hereto shall be given as provided in the Credit Agreement.

The terms of the Amendment shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and assigns.

This consent shall be governed by and construed in accordance with the law of the State of New York.

Dated as of July 14, 2011.

[SIGNATURE PAGES FOLLOW]

Consented to and agreed as of the date of the Amendment:

BRIGHT HORIZONS LLC

BRIGHT HORIZONS CHILDREN’S CENTERS LLC

CHILDRENFIRST LLC

CORPORATEFAMILY SOLUTIONS LLC

CREATIVE MOVEMENT CENTER, INC.

GREENTREE CHILD CARE SERVICES, INC.

LIPTON CORPORATE CHILD CARE CENTERS, INC.

LIPTON CORPORATE CHILD CARE CENTERS

(JC), INC.

LIPTON CORPORATE CHILD CARE CENTERS (METROPOLITAN SQUARE), INC.

LIPTON CORPORATE CHILD CARE CENTERS (MORRIS COUNTY), INC.

LIPTON CORPORATE CHILD CARE CENTERS (OAKWOOD AT THE WINDSOR), INC.

LIPTON CORPORATE CHILD CARE CENTERS (PARK AVENUE), INC.

LIPTON CORPORATE CHILD CARE CENTERS (RESTON), INC.

LIPTON CORPORATE CHILD CARE CENTERS (TYSONS CORNER), INC.

LIPTON CORPORATE CHILD CARE CENTERS

(WP), INC.

LIPTON CORPORATE CHILDCARE, INC.

(NEW YORK)

RESOURCES IN ACTIVE LEARNING

WORK OPTIONS GROUP, INC.

By:	/s/ DAVID LISSY
Name:	David Lissy
Title:	Chief Executive Officer

KIDSTOP AT BOYNTON BEACH, INC.

By:	/S/ MARK MENDEL
Name:	Mark Mendel
Title:	Vice President

SIGNATURE PAGE TO GUARANTOR ACKNOWLEDGEMENT – BRIGHT HORIZONS AMENDMENT

Consented to and agreed as of the date of the Amendment:

BRIGHT HORIZONS LLC

BRIGHT HORIZONS CHILDREN’S CENTERS LLC

CHILDRENFIRST LLC

CORPORATEFAMILY SOLUTIONS LLC

CREATIVE MOVEMENT CENTER, INC.

GREENTREE CHILD CARE SERVICES, INC.

LIPTON CORPORATE CHILD CARE CENTERS, INC.

LIPTON CORPORATE CHILD CARE CENTERS

(JC), INC.

LIPTON CORPORATE CHILD CARE CENTERS (METROPOLITAN SQUARE) INC.

LIPTON CORPORATE CHILD CARE CENTERS (MORRIS COUNTY), INC.

LIPTON CORPORATE CHILD CARE CENTERS (OAKWOOD AT THE WINDSOR), INC.

LIPTON CORPORATE CHILD CARE CENTERS (PARK AVENUE), INC.

LIPTON CORPORATE CHILD CARE CENTERS (RESTON), INC.

LIPTON CORPORATE CHILD CARE CENTERS (TYSONS CORNER), INC.

LIPTON CORPORATE CHILD CARE CENTERS

(WP) INC.

LIPTON CORPORATE CHJLDCARE, INC.

(NEW YORK)

RESOURCES IN ACTIVE LEARNING

WORK OPTIONS GROUP, INC.

By:	/s/ DAVID LISSY
Name:	David Lissy
Title:	Chief Executive Officer

KIDSTOP AT BOYNTON BEACH, INC.

By:	/S/ MARK MENDEL
Name:	Mark Mendel
Title:	Vice President

SIGNATURE PAGE TO GUARANTOR ACKNOWLEDGEMENT – BRIGHT HORIZONS AMENDMENT

Exhibit 10.20

Execution Version

AMENDMENT NO. 2

TO

CREDIT AND GUARANTY AGREEMENT

This AMENDMENT NO. 2 TO CREDIT AND GUARANTY AGREEMENT, dated as of May 23, 2012 (this “Amendment”) is entered into among BRIGHT HORIZONS FAMILY SOLUTIONS LLC, a Delaware limited liability company, as successor in interest to Bright Horizons Family Solutions, Inc. (the “Borrower”), BRIGHT HORIZONS CAPITAL CORP. (formerly known as Swingset Holdings Corp.), a Delaware corporation (“Holdings”), and the Lenders party hereto (the “Lenders”), and amends the Credit and Guaranty Agreement, dated as of May 28, 2008, as amended by Amendment No. 1 to Credit and Guaranty Agreement, dated as of July 14, 2011 (as amended hereby and as the same may be further amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among the Borrower, Holdings and certain Subsidiaries of the Borrower, as Guarantors, the Lenders, Goldman Sachs Credit Partners L.P., as Syndication Agent, and General Electric Capital Corporation, as Administrative Agent and Collateral Agent. Capitalized terms not otherwise defined in this Amendment have the meanings ascribed to such terms in the Credit Agreement.

W I T N E S S E T H:

WHEREAS, the Borrower, Holdings, the Guarantors, the Lenders, the Syndication Agent, the Administrative Agent and the Collateral Agent are party to the Credit Agreement;

WHEREAS, in connection with a Specified Acquisition, the Borrower desires to amend certain provisions of the Credit Agreement as set forth in Section 1;

WHEREAS, in accordance with Section 10.5 of the Credit Agreement the Requisite Lenders and the Borrower consent to amend the Credit Agreement in accordance with the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the premises and the covenants and obligations contained herein, the parties hereto agree as follows:

SECTION 1. Amendments to the Credit Agreement

The Credit Agreement is, effective as of the Amendment No. 2 Effective Date (as defined in section 2 below), hereby amended as follows:

(a) Amendments to Section 1 (Definitions and Interpretation). Section 1.1 (Definitions) of the Credit Agreement is hereby amended as follows:

AMENDMENT NO. 2 TO CREDIT AND GUARANTY AGREEMENT

BRIGHT HORIZONS FAMILY SOLUTIONS LLC

(i) The following definitions are each hereby inserted in Section 1.1 (Definitions) of the Credit Agreement in the appropriate place to preserve the alphabetical order of the definitions contained therein:

“All-In Yield” means, as to any Indebtedness, the yield thereof as calculated by the Administrative Agent (which calculation shall be final, conclusive and binding on all parties), whether in the form of interest rate, margin, original issue discount, upfront fees, an Adjusted Eurodollar Rate or Base Rate floor, or otherwise, in each case incurred or payable by the Borrower generally to all Lenders; provided that original issue discount and upfront fees shall be equated to interest rate assuming a 4-year life to maturity (or, if less, the stated life to maturity at the time of the incurrence of the applicable Indebtedness); and provided, further, that “All-In Yield” shall not include arrangement fees, structuring fees and underwriting fees (regardless of whether paid in whole or in part to any or all Lenders) or other similar fees which are not paid to all Lenders of such Indebtedness; provided, further, however, that the “All-In Yield” with respect to the Tranche B Term Loans, calculated on the Amendment No. 2 Effective Date, is 8.00% per annum.

“Amendment No. 2” means Amendment No. 2, dated as of May 23, 2012, to this Agreement.

“Amendment No. 2 Effective Date” has the meaning specified in Amendment No. 2.

“FATCA” means Sections 1471 through 1474 of the Internal Revenue Code (effective as of the date hereof or any amended or successor version that is substantially similar) and any regulations or other official guidance promulgated thereunder, or any agreements entered into with the Internal Revenue Service with respect thereto.

“Participant Register” as defined in Section 10.6(g)(i).

“Specified Acquisition Sale-Leaseback” means a sale-leaseback of property acquired by the Borrower or any of its Subsidiaries in the acquisition referred to in clause (ii) of the definition of Specified Acquisition.

(ii) The definition of “New Revolving Commitments” in Section 1.1 (Definitions) of the Credit Agreement is hereby amended by adding the word “Loan” after the word “Revolving”.

(iii) The definition of “New Revolving Lender” in Section 1.1 (Definitions) of the Credit Agreement is hereby amended by adding the word “Loan” after the word “Revolving”.

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AMENDMENT NO. 2 TO CREDIT AND GUARANTY AGREEMENT

BRIGHT HORIZONS FAMILY SOLUTIONS LLC

(iv) The definition of “Permitted Acquisition” in Section 1.1 (Definitions) of the Credit Agreement is hereby amended by deleting in clause (viii) the words “which are not required to be applied as a mandatory prepayment of the Loans pursuant to Section 2.14(c)” and replacing in clause (v) the words “with respect to the acquisition referred to in clause (i) of the definition of Specified Acquisition” with “with respect to the acquisitions referred to in clauses (i) and (ii) of the definition of Specified Acquisition”.

(v) The definition of “Permitted Equity Proceeds” in Section 1.1 (Definitions) of the Credit Agreement is hereby amended by deleting the words “and to the extent not required to be applied as a mandatory prepayment of the Loans pursuant to Section 2.14(c)”.

(vi) The definition of “Permitted Refinancing” in Section 1.1 (Definitions) of the Credit Agreement is hereby amended by deleting clause (d)(i) in its entirety, replacing the “(ii)” in clause (d) with “(i)”, replacing the “(iii)” in clause (d) with “(ii)”, replacing the “(iv)” in clause (d) with “(iii)”, and in clause (d) replacing the words “the terms and conditions (including, if applicable, as to collateral but excluding as to subordination, interest rate and redemption premium) of any such modified, refinanced, refunded, renewed or extended Indebtedness, taken as a whole, are not materially less favorable to the Lenders than the terms and conditions of the Indebtedness being modified, refinanced, refunded, renewed or extended” with “to the extent such Indebtedness being modified, refinanced, refunded, renewed or extended is the Holdings Notes, the terms and conditions (including, if applicable, as to collateral but excluding as to subordination, interest rate and redemption premium) of any such modified, refinanced, refunded, renewed or extended Indebtedness, taken as a whole, are not materially less favorable to the Lenders than the terms and conditions of the Holdings Notes”.

(vii) The definition of “Specified Acquisition” in Section 1.1 (Definitions) of the Credit Agreement is hereby deleted in its entirety and is replaced as follows:

“Specified Acquisition” means each acquisition by the Borrower or one of its Subsidiaries of (i) (A) initially, not less than 63% of the voting Equity Interests of the Specified Acquisition Target referred to in clause (i) of the definition of Specified Acquisition Target and (B) at any time following the acquisition referred to in clause (A), all or any portion of the remaining Equity Interests of the Specified Acquisition Target referred to in clause (i) of the definition of Specified Acquisition Target and (ii) 100% percent of the voting Equity Interests of the Specified Acquisition Target referred to in clause (ii) of the definition of Specified Acquisition Target.

(viii) The definition of “Specified Acquisition Guaranties” in Section 1.1 (Definitions) of the Credit Agreement is hereby deleted in its entirety and is replaced as follows:

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AMENDMENT NO. 2 TO CREDIT AND GUARANTY AGREEMENT

BRIGHT HORIZONS FAMILY SOLUTIONS LLC

“Specified Acquisition Guaranties” means guaranties by Holdings or any of its Subsidiaries of obligations to acquire Equity Interests of the Specified Acquisition Target as described in clause (i)(B) of the definition of Specified Acquisition.

(ix) The definition of “Specified Acquisition Target” in Section 1.1 (Definitions) of the Credit Agreement is hereby deleted in its entirety and is replaced as follows:

“Specified Acquisition Target” means (i) a certain company organized under the laws of a member state of the European Economic Area separately identified by the Borrower to the Syndication Agent prior to the Amendment No. 1 Effective Date and (ii) a certain company organized under the laws of a member state of the European Economic Area separately identified by the Borrower to the Syndication Agent prior to the Amendment No. 2 Effective Date.

(b) Amendments to Section 2 (Loans and Letters of Credit). Section 2 (Loans and Letters of Credit) of the Credit Agreement is hereby amended as follows:

(i) Section 2.12(a) of the Credit Agreement is hereby amended by adding after the word “provided,” the following words: “(except as otherwise set forth in the applicable Joinder Agreement for such New Term Loans)”

(ii) Section 2.13(a) of the Credit Agreement is hereby amended by replacing in the last sentence of Section 2.13(a) the words “refinancing of the Term Loans” with “refinancing of any Class of Term Loans”

(iii) Section 2.14(a) of the Credit Agreement is hereby amended by

(1) replacing the words “Section 6.10(ii)), Borrower shall prepay the Loans as set forth in Section 2.15(b) in an aggregate amount equal to such Net Asset Sale Proceeds” with:

Section 6.10(ii) (unless such Asset Sale is pursuant to a Specified Acquisition Sale-Leaseback)), Borrower shall prepay the Loans as set forth in Section 2.15(b) in an aggregate amount equal to (i) 100% of such Net Asset Sale Proceeds;

(2) at the end of Section 2.14(a) adding the words “, or (ii) in the case of an Asset Sale pursuant to a Specified Acquisition Sale-Leaseback permitted under Section 6.10(ii), 50% of such Net Asset Sale Proceeds”

(iv) Section 2.14(c) of the Credit Agreement is hereby deleted in its entirety and is replaced as follows:

(c) [Reserved];

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AMENDMENT NO. 2 TO CREDIT AND GUARANTY AGREEMENT

BRIGHT HORIZONS FAMILY SOLUTIONS LLC

(v) Section 2.15(a) of the Credit Agreement is hereby amended by replacing in its entirety the paragraph beginning “third” as follows:

third, to prepay each Class of the Term Loans on a pro rata basis (in accordance with the respective outstanding principal amounts thereof; provided, that, at the election of the Borrower, such prepayments may be applied first to prepay a Class of Term Loans which has an earlier Term Loan Maturity Date than another Class of Term Loans, and thereafter to prepay such other Class of Term Loans; provided, further, that to the extent that the proceeds of New Term Loans are prepaid, solely as a result of failure to consummate the acquisition referred to in clause (ii) of the definition of Specified Acquisition on or before June 2, 2012, then such prepayment shall be applied to prepay such New Term Loans only); and further applied to reduce the scheduled remaining Installments of principal of the applicable Term Loans as directed by the Borrower.

(vi) Section 2.15(b) of the Credit Agreement is hereby amended by replacing in its entirety the paragraph beginning “first” as follows:

first, to prepay each Class of Term Loans on a pro rata basis (in accordance with the respective outstanding principal amounts thereof; provided, that, at the election of the Borrower, such prepayments may be applied first to prepay a Class of Term Loans which has an earlier Term Loan Maturity Date than another Class of Term Loans, and thereafter to prepay such other Class of Term Loans; provided, further, that to the extent that the proceeds of New Term Loans are prepaid, solely as a result of failure to consummate the acquisition referred to in clause (ii) of the definition of Specified Acquisition on or before June 2, 2012, then such prepayment shall be applied to prepay such New Term Loans only) and further applied to the remaining scheduled Installments of principal of the applicable Term Loans in direct order of maturity;

(vii) Section 2.20 of the Credit Agreement is hereby amended by adding a new subsection (d) as follows:

(d) Notwithstanding anything to the contrary herein or in any other Credit Document, no Credit Party, nor any party on any Credit Party’s behalf, shall be required to pay any additional amount pursuant to Section 2.20 herein or under any other Credit Document with respect to any United States federal withholding tax imposed under FATCA, and any such Taxes shall be “Excluded Taxes” for purposes of this Agreement and any other Credit Document.

If a payment made by or on behalf of any Credit Party hereunder or under any other Credit Document would be subject to U.S. federal withholding Tax imposed by FATCA if a Lender, Issuing Lender, Agent, or Transferee were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Internal Revenue Code, as applicable), all such applicable Lenders, Issuing Lenders, Agents, and Transferees shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law, or other applicable authority or agreement, and at such time or times reasonably requested by the

5

AMENDMENT NO. 2 TO CREDIT AND GUARANTY AGREEMENT

BRIGHT HORIZONS FAMILY SOLUTIONS LLC

Borrower or the Administrative Agent, such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Internal Revenue Code), or as prescribed by other applicable authority or agreement, and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for any Credit Party and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender, Issuing Lender, Agent, or Transferee has complied with such party’s obligations under FATCA or to determine the amount to deduct and withhold from any payment, if any.

(viii) Section 2.24 of the Credit Agreement is hereby amended by:

(1) in the first sentence of subsection (a), replacing “$50,000,000” with “$85,000,000” and replacing “$10,000,000” with “$5,000,000”

(2) in subsection (a) adding after the words “not less than three (3) Business Days” the following words: “(or such shorter period as the Administrative Agent and Syndication Agent may agree)”

(3) in subsection (e), deleting clause (iii) in its entirety and replacing it with the following words:

(iii) the All-In Yield applicable to the New Term Loans of each Series shall be determined by Borrower and the applicable new Lenders and shall be set forth in each applicable Joinder Agreement; provided, however, that the All-In Yield applicable to the New Term Loans shall not be greater than the applicable All-In Yield as calculated pursuant to the terms of this Agreement as amended through and including the date of such calculation with respect to Tranche B Term Loans plus 0.25% per annum (unless the All-In Yield with respect to the Tranche B Term Loans is concurrently increased so as to cause the then applicable All-In Yield under this Agreement on the Tranche B Term Loans to equal the All-In Yield then applicable to the New Term Loans minus 0.25%); provided, that any increase in the applicable All-In Yield to any existing Tranche B Term Loan due to the application of an Adjusted Eurodollar Rate or Base Rate floor on any New Term Loan shall be effected solely through an increase in (or implementation of, as applicable) an Adjusted Eurodollar Rate or Base Rate floor applicable to such existing Tranche B Term Loan)

(c) Amendments to Section 3 (Conditions Precedent). Section 3.2(a)(i) (Conditions Precedent) of the Credit Agreement is hereby amended by adding after the words “Funding Notice” the following: “, Joinder Agreement (if applicable)”

(d) Amendments to Section 6 (Negative Covenants). Section 6 (Negative Covenants) of the Credit Agreement is hereby amended as follows:

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AMENDMENT NO. 2 TO CREDIT AND GUARANTY AGREEMENT

BRIGHT HORIZONS FAMILY SOLUTIONS LLC

(i) Section 6.1(j) of the Credit Agreement is hereby amended by replacing the word “or” at the end of clause (i) with “,” and after “$15,000,000” adding the words “or (iii) incurred pursuant to a Specified Acquisition Sale-Leaseback,”

(ii) Section 6.10 of the Credit Agreement is hereby amended by adding after the words “(ii) acquired by the Borrower or any Subsidiary after the Closing Date, and” the following: “except in the case of a Specified Acquisition Sale-Leaseback,”

(e) Amendments to Section 8 (Events of Default). Section 8.1(m) (Subordinated Indebtedness) of the Credit Agreement is hereby amended by deleting the words “any Permitted Refinancing thereof”

(f) Amendments to Section 10 (Miscellaneous). Section 10.6 (Successors and Assigns; Participations) of the Credit Agreement is hereby amended as follows:

(i) Section 10.5(d) of the Credit Agreement is hereby amended by replacing in the first sentence of Section 10.5(d) the words “to permit the refinancing of all outstanding Term Loans” with the words “to permit the refinancing of all outstanding Term Loans of a Class” and in the proviso replacing the words “(except to the extent of nominal amortization for periods where amortization has been eliminated as a result of prepayment of the Term Loans)” with the words “(except to the extent of nominal amortization for periods where amortization has been eliminated as a result of prepayment of the applicable Class of Term Loans)”

(ii) Section 10.6(g)(i) of the Credit Agreement is hereby amended by adding at the end of Section 10.6(g)(i) as follows:

Each Lender that sells a participation pursuant to this Section 10.6(g) shall, acting solely for U.S. federal income tax purposes as an agent of Borrower, maintain a register on which it records the name and address of each participant and the principal amounts of each participant’s participation interest with respect to the Term Loans (each, a “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any participant or any information relating to a participant’s interest in any Commitments, Loans or its other obligations under this Agreement) except to the extent that such disclosure is necessary to establish that such Commitment, Loan or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations or is otherwise required thereunder. Unless otherwise required by the Internal Revenue Service, any disclosure required by the foregoing sentence shall be made by the relevant Lender directly and solely to the Internal Revenue Service. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of a participation with respect to the Term Loans for all purposes under this Agreement, notwithstanding any notice to the contrary.

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AMENDMENT NO. 2 TO CREDIT AND GUARANTY AGREEMENT

BRIGHT HORIZONS FAMILY SOLUTIONS LLC

(g) Amendments to Exhibit M (Joinder Agreement). Exhibit M (Joinder Agreement) to the Credit Agreement is hereby deleted in its entirety and is replaced in the form attached hereto as Annex I.

SECTION 2. Conditions Precedent to the Effectiveness of this Amendment

This Amendment shall become effective when each of the following conditions precedent shall have been satisfied (the “Amendment No. 2 Effective Date”):

(a) The Syndication Agent and Administrative Agent shall have received each of the following, each dated the Amendment No. 2 Effective Date:

(i) this Amendment, duly executed by the Borrower, Holdings and the Requisite Lenders; and

(ii) the Guarantor Acknowledgment to Amendment No. 2 to Credit and Guaranty Agreement, duly executed by each Guarantor in the form attached hereto as Exhibit A.

(b) The Borrower shall have paid (i) fees payable to the Syndication Agent as separately agreed between the Borrower and the Syndication Agent, and (ii) all amounts referred to in Sections 4 (Amendment Fee) and 5 (Costs and Expenses) of this Amendment.

(c) The representations and warranties contained in Section 3 hereof shall be true and correct.

SECTION 3. Representations and Warranties

On and as of the date hereof and as of the Amendment No. 2 Effective Date, after giving effect to this Amendment, the Borrower hereby represents and warrants that:

(a) this Amendment has been duly authorized, executed and delivered by the Borrower and Holdings and constitutes a legal, valid and binding obligation of the Borrower and Holdings, respectively, enforceable against such Person in accordance with its terms, and the Credit Agreement as amended by this Amendment constitutes the legal, valid and binding obligation of the Borrower and Holdings, enforceable against the Borrower and Holdings, respectively, in accordance with its terms, in each case, except as enforceability may be limited by applicable bankruptcy, liquidation, conservatorship, assignment for the benefit of creditors, insolvency, rearrangement, receivership, reorganization, moratorium or similar laws affecting creditors’ or secured parties’ rights generally or by equitable principles or by implied covenants of good faith and fair dealing relating to enforceability;

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AMENDMENT NO. 2 TO CREDIT AND GUARANTY AGREEMENT

BRIGHT HORIZONS FAMILY SOLUTIONS LLC

(b) each of the representations and warranties contained in Section 4 (Representations and Warranties) of the Credit Agreement shall be true and correct in all material respects on and as of the date hereof, in each case as if made on and as of such date, except to the extent that such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such earlier date; provided, that in each case, such materiality qualifier shall not be applicable to any representations and warranties that are already qualified or modified by materiality in the text thereof; provided, however, that references therein to the “Credit Agreement” shall be deemed to refer to the Credit Agreement as amended by this Amendment; and

(c) no Default or Event of Default has occurred and is continuing.

SECTION 4. Amendment Fee

The Borrower agrees to pay on the Amendment No. 2 Effective Date to the Syndication Agent for the account of each Lender party to this Amendment which has delivered its executed signature page to this Amendment to the Syndication Agent not later than 5:00 p.m. New York City time on May 17, 2012 (or such later time and/or date as the Borrower and the Syndication Agent may agree) (the “Consent Deadline”), an amendment fee in an amount equal to 0.25% of the sum of (x) the aggregate principal amount of Term Loans, if any, held by such Lender as of the Consent Deadline with respect to which a signature page was delivered and (y) the aggregate amount of the Revolving Commitment, if any, of such Lender as of the Consent Deadline with respect to which a signature page was delivered. Such amendment fee will be in all respects fully earned when paid and non-refundable and non-creditable.

SECTION 5. Costs and Expenses

The Borrower and Holdings, jointly and severally, shall pay on demand in accordance with the terms of Section 10.2 of the Credit Agreement all costs and expenses of the Syndication Agent in connection with the preparation, reproduction, execution and delivery of this Amendment and all other Credit Documents entered into in connection herewith (including, without limitation, the reasonable fees and out-of-pocket expenses of counsel for the Syndication Agent with respect thereto and all other Credit Documents) and all outstanding unpaid invoices which are payable pursuant to Section 10.2 of the Credit Agreement and invoiced on or prior to the Consent Deadline.

SECTION 6. Reference to the Effect on the Credit Documents

(a) As of the Amendment No. 2 Effective Date, each reference in the Credit Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, and each reference in the other Credit Documents to the Credit Agreement (including, without limitation, by means of words like “thereunder”, “thereof” and words of like import), shall mean and be a reference to the Credit Agreement as amended hereby, and this Amendment and the Credit Agreement shall be read together and construed as a single instrument.

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AMENDMENT NO. 2 TO CREDIT AND GUARANTY AGREEMENT

BRIGHT HORIZONS FAMILY SOLUTIONS LLC

(b) Each of the Borrower and Holdings hereby reaffirms all its liens and other obligations granted or incurred pursuant to the Credit Documents all of which liens and obligations shall remain in full force and effect (as amended and otherwise expressly modified by this Amendment).

(c) Except as expressly amended hereby or specifically waived above, all of the terms and provisions of the Credit Agreement and all other Credit Documents are and shall remain in full force and effect and are hereby ratified and confirmed.

(d) The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of the Lenders, the Syndication Agent, the Administrative Agent or the Collateral Agent under any of the Credit Documents, nor constitute a waiver or amendment of any other provision of any of the Credit Documents or for any purpose except as expressly set forth herein.

(e) This Amendment is a Credit Document.

SECTION 7. Execution in Counterparts

This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. Signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are attached to the same document. Delivery of an executed counterpart by telecopy or electronic transmission shall be effective as delivery of a manually executed counterpart of this Amendment.

SECTION 8. Governing Law

This Amendment shall be governed by and construed in accordance with the law of the State of New York.

SECTION 9. Section Titles

The section titles contained in this Amendment are and shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreement between the parties hereto, except when used to reference a section. Any reference to the number of a clause, sub-clause or subsection of any Credit Document immediately followed by a reference in parenthesis to the title of the section of such Credit Document containing such clause, sub-clause or subsection is a reference to such clause, sub-clause or subsection and not to the entire section; provided, however, that, in case of direct conflict between the reference to the title and the reference to the number of

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AMENDMENT NO. 2 TO CREDIT AND GUARANTY AGREEMENT

BRIGHT HORIZONS FAMILY SOLUTIONS LLC

such section, the reference to the title shall govern absent manifest error. If any reference to the number of a section (but not to any clause, sub-clause or subsection thereof) of any Credit Document is followed immediately by a reference in parenthesis to the title of a section of any Credit Document, the title reference shall govern in case of direct conflict absent manifest error.

SECTION 10. Notices

All communications and notices hereunder shall be given as provided in the Credit Agreement.

SECTION 11. Severability

In case any provision in or obligation under this Amendment shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

SECTION 12. Successors

The terms of this Amendment shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and assigns.

SECTION 13. Waiver of Jury Trial

EACH OF THE PARTIES HERETO AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING UNDER THIS AMENDMENT OR ANY OTHER CREDIT DOCUMENT.

[SIGNATURE PAGES FOLLOW]

11

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers, as of the date first written above.

BRIGHT HORIZONS FAMILY SOLUTIONS LLC

By:	/s/ ELIZABETH J. BOLAND
Name:
Title:

BRIGHT HORIZONS CAPITAL CORP.

By:	/s/ ELIZABETH J. BOLAND
Name:
Title:

EAGLE CREEK CLO, LTD. as a Lender

By:	/s/ BRYAN HIGGINS
Name: Bryan Higgins
Title: Authorized Signor

MILL CREEK CLO, LTD. as a Lender

By:	/s/ BRYAN HIGGINS
Name: Bryan Higgins
Title: Authorized Signor

CORNERSTONE CLO LTD. as a Lender

By: Stone Tower Debt Advisors LLC, as its Collateral Manager

By:	/s/ JOE MORONEY
Name: Joe Moroney
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

GRANITE VENTURES II LTD. as a Lender

By: Stone Tower Debt Advisors LLC, as its Collateral Manager

By:	/s/ JOE MORONEY
Name: Joe Moroney
Title: Authorized Signatory

GRANITE VENTURES III LTD. as a Lender

By: Stone Tower Debt Advisors LLC, as its Collateral Manager

By:	/s/ JOE MORONEY
Name: Joe Moroney
Title: Authorized Signatory

Gulf Stream – Compass CLO 2005-I, Ltd. as a Lender

By: Gulf Stream Asset Management LLC As Collateral Manager

By:	/s/ JOE MORONEY
Name: Joe Moroney
Title: Vice President

Gulf Stream – Compass CLO 2005-II, Ltd. as a Lender

By: Gulf Stream Asset Management LLC As Collateral Manager

By:	/s/ JOE MORONEY
Name: Joe Moroney
Title: Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Gulf Stream – Sextant CLO 2006-1, Ltd. as a Lender

By: Gulf Stream Asset Management LLC As Collateral Manager

By:	/s/ JOE MORONEY
Name: Joe Moroney
Title: Vice President

Neptune Finance CCS, Ltd. as a Lender

By: Gulf Stream Asset Management LLC As Collateral Manager

By:	/s/ JOE MORONEY
Name: Joe Moroney
Title: Vice President

RAMPART CLO 2006-1, LTD. as a Lender

By: Stone Tower Debt Advisors LLC, as its Collateral Manager

By:	/s/ JOE MORONEY
Name: Joe Moroney
Title: Authorized Signatory

Rampart CLO 2007 Ltd. as a Lender

By: Stone Tower Debt Advisors LLC as its Collateral Manager

By:	/s/ JOE MORONEY
Name: Joe Moroney
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

STONE TOWER CLO III, LTD. as a Lender

By: Stone Tower Debt Advisors LLC, as its Collateral Manager

By:	/s/ JOE MORONEY
Name: Joe Moroney
Title: Authorized Signatory

Stone Tower CLO IV, Ltd. as a Lender

By: Stone Tower Debt Advisors LLC, As its Collateral Manager

By:	/s/ JOE MORONEY
Name: Joe Moroney
Title: Authorized Signatory

Stone Tower CLO V, Ltd. as a Lender

By: Stone Tower Debt Advisors LLC, As its Collateral Manager

By:	/s/ JOE MORONEY
Name: Joe Moroney
Title: Authorized Signatory

STONE TOWER CLO VI, LTD. as a Lender

By: Stone Tower Debt Advisors LLC, as its Collateral Manager

By:	/s/ JOE MORONEY
Name: Joe Moroney
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

STONE TOWER CLO VII, LTD. as a Lender

By: Stone Tower Debt Advisors LLC, as its Collateral Manager

By:	/s/ JOE MORONEY
Name: Joe Moroney
Title: Authorized Signatory

Stone Tower Loan Trust 2010 as a Lender

By: Stone Tower Fund Management LLC, its Collateral Manager

By:	/s/ JOE MORONEY
Name: Joe Moroney
Title: Authorized Signatory

EMPORIA PREFERRED FUNDING I, LTD. By: Ivy Hill Asset Management, L.P., as Collateral Manager as a Lender

By:	/s/ RYAN CASCADE
Name: Ryan Cascade
Title: Duly Authorized Signatory

EMPORIA PREFERRED FUNDING III, LTD. By: Ivy Hill Asset Management, L.P., as Collateral Manager as a Lender

By:	/s/ RYAN CASCADE
Name: Ryan Cascade
Title: Duly Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

BABSON CLO LTD. 2004-I

BABSON CLO LTD. 2004-II

BABSON CLO LTD. 2005-I

BABSON CLO LTD. 2005-II

BABSON CLO LTD. 2005-III

BABSON CLO LTD. 2006-I

BABSON CLO LTD. 2006-II

BABSON CLO LTD. 2007-I

BABSON MID-MARKET CLO LTD. 2007-II

BABSON CLO LTD. 2011-I

ARTUS LOAN FUND 2007-I, LTD.

SAPPHIRE VALLEY CDO I, LTD., each as a Lender

By: Babson Capital Management LLC as Collateral Manager

By:	/s/ THOMAS Q. MCDONNELL
Name: Thomas Q. McDonnell
Title: Managing Director

AMBITION TRUST 2009 MAPLETREE PORTFOLIO, each as a Lender
By: Babson Capital Management LLC as Investment Manager

By:	/s/ THOMAS Q. MCDONNELL
Name: Thomas Q. McDonnell
Title: Managing Director

CANARAS SUMMIT CLO LTD
By: Canaras Capital Management LLC As Sub-Investment Adviser

By:	/s/ ANDREW J. HELLER
Name: Andrew J. Heller
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

CAPITALSOURCE BANK, as a Lender

By:	/s/ ROBERT DAILEY
Name: Robert Dailey
Title: Senior Vice President

Carlyle Arnage CLO, Ltd. as a Lender

By:	/s/ LINDA PACE
Name: Linda Pace
Title: Managing Director

Carlyle Azure CLO, Ltd. as a Lender

By:	/s/ LINDA PACE
Name: Linda Pace
Title: Managing Director

Carlyle Bristol CLO, Ltd. as a Lender

By:	/s/ LINDA PACE
Name: Linda Pace
Title: Managing Director

Carlyle Daytona CLO, Ltd. as a Lender

By:	/s/ LINDA PACE
Name: Linda Pace
Title: Managing Director

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Carlyle Global Market Strategies CLO 2011-1, Ltd. as a Lender

By:	/s/ LINDA PACE
Name: Linda Pace
Title: Managing Director

Carlyle High Yield Partners VI, Ltd. as a Lender

By:	/s/ LINDA PACE
Name: Linda Pace
Title: Managing Director

Carlyle High Yield Partners VII, Ltd. as a Lender

By:	/s/ LINDA PACE
Name: Linda Pace
Title: Managing Director

Carlyle McLaren CLO, Ltd. as a Lender

By:	/s/ LINDA PACE
Name: Linda Pace
Title: Managing Director

Carlyle Veyron CLO, Ltd. as a Lender

By:	/s/ LINDA PACE
Name: Linda Pace
Title: Managing Director

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Renaissance Trust 2009 By: Highbridge Principal Strategies LLC, its Sub-Investment Manager as a Lender

By:	/s/ JAMES DONSKY
Name: James Donsky
Title: Vice President

CIFC Funding 2007-IV, Ltd. By: CIFC Asset Management LLC, its Collateral Manager

By:	/s/ ROB MILTON
Name: Rob Milton
Title: Authorized Signatory

CIT Bank By: The CIT Group/Equipment Financing, Inc. as attorney-in-fact as a Lender

By:	/s/ TERENCE SULLIVAN
Name: Terence Sullivan
Title: Managing Director

CIT CLO I, LTD. By: CIT Asset Management LLC as a Lender

By:	/s/ ROGER M. BURNS
Name: Roger M. Burns
Title: CIT Asset Management LLC Executive VP

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

REGATTA FUNDING LTD. By: Citi Alternative Investments LLC, attorney-in-fact as a Lender

By:	/s/ MELANIE HERLER
Name: Melanie Herler
Title:

DENALI CAPITAL CLO VI, LTD. as a Lender By: Denali Capital LLC, managing member of DC Funding Partners LLC, collateral manager

By:	/s/ JOHN P. THACKER
Name: John P. Thacker
Title: Chief Credit Officer

DENALI CAPITAL CLO VII, LTD. as a Lender By: Denali Capital LLC, managing member of DC Funding Partners LLC, collateral manager

By:	/s/ JOHN P. THACKER
Name: John P. Thacker
Title: Chief Credit Officer

Spring Road CLO 2007-1, LTD. as a Lender By: Denali Capital LLC, managing member of DC Funding Partners LLC, collateral manager

By:	/s/ JOHN P. THACKER
Name: John P. Thacker
Title: Chief Credit Officer

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

DORAL CLO I, LTD. as a Lender

By:	/s/ DENNIS TALLEY
Name: Dennis Talley
Title: Managing Director

Eaton Vance CDO IX Ltd. By: Eaton Vance Management as Investment Advisor as a Lender

By:	/s/ MICHAEL BOTTHOF
Name: Michael Botthof
Title: Vice President

Eaton Vance CDO VIII, Ltd. By: Eaton Vance Management As Investment Advisor as a Lender

By:	/s/ MICHAEL BOTTHOF
Name: Michael Botthof
Title: Vice President

EATON VANCE FLOATING-RATE INCOME TRUST By: Eaton Vance Management as Investment Advisor as a Lender

By:	/s/ MICHAEL BOTTHOF
Name: Michael Botthof
Title: Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Eaton Vance Limited Duration Income Fund By: Eaton Vance Management as Investment Advisor as a Lender

By:	/s/ MICHAEL BOTTHOF
Name: Michael Botthof
Title: Vice President

Eaton Vance International (Cayman Islands) Floating-Rate Income Portfolio By: Eaton Vance Management as Investment Advisor as a Lender

By:	/s/ MICHAEL BOTTHOF
Name: Michael Botthof
Title: Vice President

Eaton Vance Senior Floating-Rate Trust By: Eaton Vance Management as Investment Advisor as a Lender

By:	/s/ MICHAEL BOTTHOF
Name: Michael Botthof
Title: Vice President

EATON VANCE SENIOR INCOME TRUST By: Eaton Vance Management as Investment Advisor as a Lender

By:	/s/ MICHAEL BOTTHOF
Name: Michael Botthof
Title: Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

EATON VANCE VT FLOATING-RATE INCOME FUND By: Eaton Vance Management as Investment Advisor as a Lender

By:	/s/ MICHAEL BOTTHOF
Name: Michael Botthof
Title: Vice President

INNOVATION TRUST 2009 By: Eaton Vance Management as Investment Advisor as a Lender

By:	/s/ MICHAEL BOTTHOF
Name: Michael Botthof
Title: Vice President

RIVERSOURCE VARIABLE SERIES TRUST-VARIABLE PORTFOLIO EATON VANCE FLOATING RATE INCOME FUND By: Eaton Vance Management as Investment Sub-Advisor as a Lender

By:	/s/ MICHAEL BOTTHOF
Name: Michael Botthof
Title: Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Ballyrock CLO-2006-1 Limited, By: Ballyrock Investment Advisors LLC, as Collateral Manager, as a Lender

By:	/s/ LISA RYMUT
Name: Lisa Rymut
Title: Assistant Treasurer

Ballyrock CLO-2006-2 Limited, By: Ballyrock Investment Advisors LLC, as Collateral Manager, as a Lender

By:	/s/ LISA RYMUT
Name: Lisa Rymut
Title: Assistant Treasurer

Ballyrock CLO III Limited, By: Ballyrock Investment Advisors LLC, as Collateral Manager, as a Lender

By:	/s/ LISA RYMUT
Name: Lisa Rymut
Title: Assistant Treasurer

BLUE SHIELD OF CALIFORNIA as a Lender

By:	/s/ DAVID ARDINI
Name: David Ardini
Title: Vice President

Fidelity American High Yield Fund, for Fidelity Investments Canada ULC as Trustee of Fidelity American High Yield Fund, as a Lender

By:	/s/ JOSEPH ZAMBELLO
Name: Joseph Zambello
Title: Deputy Treasurer

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Fidelity Canadian Balanced Fund, for Fidelity Investments Canada ULC as Trustee of Fidelity Canadian Balanced Fund, as a Lender

By:	/s/ JOSEPH ZAMBELLO
Name: Joseph Zambello
Title: Deputy Treasurer

FRANKLIN CLO V, LTD. as a Lender

By:	/s/ DAVID ARDINI
Name: David Ardini, Franklin Advisers, Inc. as Collateral Manager
Title: Vice President

FRANKLIN INVESTORS SECURITIES TRUST – FRANKLIN FLOATING RATE DAILY ACCESS FUND as a Lender

By:	/s/ RICHARD HSU
Name: Richard Hsu
Title: Vice President

FRANKLIN FLOATING RATE MASTER TRUST – FRANKLIN FLOATING RATE MASTER SERIES as a Lender

By:	/s/ RICHARD HSU
Name: Richard Hsu
Title: Vice President

FRANKLIN TEMPLETON LIMITED DURATION INCOME TRUST as a Lender

By:	/s/ RICHARD HSU
Name: Richard Hsu
Title: Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

FRANKLIN TEMPLETON SERIES II FUNDS – FRANKLIN FLOATING RATE II FUND as a Lender

By:	/s/ RICHARD HSU
Name: Richard Hsu
Title: Vice President

GECC as a Lender

By:	/s/ ALFREDO WANG
Name: Alfredo Wang
Title: Duly Authorized Signatory

General Electric Capital Corporation, as a Lender

By:	/s/ KIMBERLY MASSA
Name: Kimberly Massa
Title: Duly Authorized Signatory

Global Leveraged Capital Credit Opportunity Fund I, as Lender Global Leveraged Capital Management, LLC, as Collateral Manager

By:	/s/ MICHAEL FERRIS
Name: Michael Ferris
Title: Managing Director

GOLUB CAPITAL FUNDING CLO-8, LTD. as a Lender

By:	/s/ CHRISTINA JAMIESON
Name: Christina Jamieson
Title: Portfolio Manager

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

GOLUB CAPITAL MANAGEMENT CLO 2007-I, Ltd. as a Lender

By:	/s/ CHRISTINA JAMIESON
Name: Christina Jamieson
Title: Portfolio Manager

GOLUB CAPITAL SENIOR LOAN OPPORTUNITY FUND, LTD. as a Lender

By:	/s/ CHRISTINA JAMIESON
Name: Christina Jamieson
Title: Portfolio Manager

as a Lender

ING (L) Flex – Senior Loans

By: ING Investment Management Co. LLC, as its investment manager

ING Investment Management CLO II, LTD.

By: ING Alternative Asset Management LLC, as its investment manager

ING Investment Management CLO III, LTD.

By: ING Alternative Asset Management LLC, as its investment manager

ING Investment Management CLO IV, LTD.

By: ING Alternative Asset Management LLC, as its investment manager

ING Investment Management CLO V, LTD.

By: ING Alternative Asset Management LLC, as its investment manager

By:	/s/ MICHAEL PRINCE
Name: Michael Prince, CFA
Title: Senior Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

ING Capital LLC, as a Lender

By:	/s/ IAN B. WONG
Name: Ian B. Wong
Title: Vice President

ALZETTE EUROPEAN CLO S.A. By: INVESCO Senior Secured Management, Inc. As Collateral Manager as a Lender

By:	/s/ THOMAS EWALD
Name: Thomas Ewald
Title: Authorized Signatory

AVALON CAPITAL LTD. 3 By: INVESCO Senior Secured Management, Inc. As Asset Manager as a Lender

By:	/s/ THOMAS EWALD
Name: Thomas Ewald
Title: Authorized Signatory

AVALON IV CAPITAL LTD. By: Invesco Senior Secured Management, Inc. As Asset Manager as a Lender

By:	/s/ THOMAS EWALD
Name: Thomas Ewald
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

CHAMPLAIN CLO, LTD. By: INVESCO Senior Secured Management, Inc. As Collateral Manager as a Lender

By:	/s/ THOMAS EWALD
Name: Thomas Ewald
Title: Authorized Signatory

Confluent 3 Limited By: Invesco Senior Secured Management, Inc. As Investment Manager as a Lender

By:	/s/ THOMAS EWALD
Name: Thomas Ewald
Title: Authorized Signatory

DIVERSIFIED CREDIT PORTFOLIO LTD. By: INVESCO Senior Secured Management, Inc. As Investment Manager as a Lender

By:	/s/ THOMAS EWALD
Name: Thomas Ewald
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

HUDSON CANYON FUNDING II, LTD By: INVESCO Senior Secured Management, Inc. As Collateral Manager & Attorney In Fact as a Lender

By:	/s/ THOMAS EWALD
Name: Thomas Ewald
Title: Authorized Signatory

Invesco Floating Rate Fund By: INVESCO Senior Secured Management, Inc. As Sub-Advisor as a Lender

By:	/s/ THOMAS EWALD
Name: Thomas Ewald
Title: Authorized Signatory

Invesco Van Kampen Dynamic Credit Opportunities Fund By: Invesco Senior Secured Management, Inc. as Sub-Advisor as a Lender

By:	/s/ THOMAS EWALD
Name: Thomas Ewald
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Invesco Van Kampen Senior Income Trust By: Invesco Senior Secured Management, Inc. as Sub-Advisor as a Lender

By:	/s/ THOMAS EWALD
Name: Thomas Ewald
Title: Authorized Signatory

Invesco Van Kampen Senior Loan Fund By: Invesco Senior Secured Management, Inc. as Sub-Advisor as a Lender

By:	/s/ THOMAS EWALD
Name: Thomas Ewald
Title: Authorized Signatory

Invesco Zodiac Funds – Invesco US Senior Loan Fund By: Invesco Management S.A. as Investment Manager as a Lender

By:	/s/ THOMAS EWALD
Name: Thomas Ewald
Title: Authorized Signatory

LIMEROCK CLO 1 By: INVESCO Senior Secured Management, Inc., As Investment Manager as a Lender

By:	/s/ THOMAS EWALD
Name: Thomas Ewald
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

MOSELLE CLO S.A. By: INVESCO Senior Secured Management, Inc., As Collateral Manager as a Lender

By:	/s/ THOMAS EWALD
Name: Thomas Ewald
Title: Authorized Signatory

NAUTIQUE FUNDING LTD. By: INVESCO Senior Secured Management, Inc., As Collateral Manager as a Lender

By:	/s/ THOMAS EWALD
Name: Thomas Ewald
Title: Authorized Signatory

SAGAMORE CLO LTD. By: INVESCO Senior Secured Management, Inc., As Collateral Manager as a Lender

By:	/s/ THOMAS EWALD
Name: Thomas Ewald
Title: Authorized Signatory

SARATOGA CLO I, LIMITED By: INVESCO Senior Secured Management, Inc., As the Asset Manager as a Lender

By:	/s/ THOMAS EWALD
Name: Thomas Ewald
Title: Authorized Signatory

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

WASATCH CLO LTD By: INVESCO Senior Secured Management, Inc., As Portfolio Manager as a Lender

By:	/s/ THOMAS EWALD
Name: Thomas Ewald
Title: Authorized Signatory

KKR FINANCIAL CLO 2005-1, LTD. as a Lender

By:	/s/ JEFFREY M. SMITH
Name: Jeffrey M. Smith
Title: Authorized Signatory

LMP Corporate Loan Fund, Ltd. By: Citi Alternative Investments LLC as a Lender

By:	/s/ MELANIE HERLER
Name: Melanie Herler
Title:

APOSTLE LOOMIS SAYLES CREDIT OPPORTUNITIES FUND, As Lender By: Loomis, Sayles & Company, L.P. Its Investment Manager By: Loomis, Sayles & Company, Incorporated, Its General Partner as a Lender

By:	/s/ MARY MCCARTHY
Name: Mary McCarthy
Title: Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

APOSTLE LOOMIS SAYLES SENIOR LOAN FUND, As Lender By: Loomis, Sayles & Company, L.P. Its Investment Manager By: Loomis, Sayles & Company, Incorporated, Its General Partner as a Lender

By:	/s/ MARY MCCARTHY
Name: Mary McCarthy
Title: Vice President

NATIXIS LOOMIS SAYLES SENIOR LOAN FUND, As Lender By: Loomis, Sayles & Company, L.P. Its Investment Manager By: Loomis, Sayles & Company, Incorporated, Its General Partner as a Lender

By:	/s/ MARY MCCARTHY
Name: Mary McCarthy
Title: Vice President

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

THE LOOMIS SAYLES SENIOR LOAN FUND, LLC As Lender By: Loomis, Sayles & Company, L.P. Its Managing Member By: Loomis, Sayles & Company, Incorporated, Its General Partner as a Lender

By:	/s/ MARY MCCARTHY
Name: Mary McCarthy
Title: Vice President

Madison Capital Funding LLC as a Lender

By:	/s/ CRAIG LACY
Name: Craig Lacy
Title: Senior Managing Director

JERSEY STREET CLO, LTD. By its Collateral Manager, Massachusetts Financial Services Company as a Lender

By:	/s/ DAVID J. COLEY
Name: David J. Coley
As authorized representative and not individually

MARLBOROUGH STREET CLO, LTD. By its Collateral Manager, Massachusetts Financial Services Company as a Lender

By:	/s/ DAVID J. COLEY
Name: David J. Coley
As authorized representative and not individually

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Morgan Stanley Investment Management Croton, Ltd. By: Invesco Senior Secured Management, Inc. as Collateral Manager as a Lender

By:	/s/ THOMAS EWALD
Name: Thomas Ewald
Title: Authorized Signatory

MSIM Peconic Bay, Ltd. By: Invesco Senior Secured Management, Inc. as Collateral Manager as a Lender

By:	/s/ THOMAS EWALD
Name: Thomas Ewald
Title: Authorized Signatory

Qualcomm Global Trading, Inc. By: Invesco Senior Secured Management, Inc. as Investment Manager as a Lender

By:	/s/ THOMAS EWALD
Name: Thomas Ewald
Title: Authorized Signatory

Oppenheimer Master Loan Fund, LLC, as a Lender

By:	/s/ BRAD HEBERT
Name:
Title:

Brown Brothers Harriman & Co. acting as agent for OppenheimerFunds, Inc. Brad Hebert AVP

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Oppenheimer Senior Floating Rate Fund, as a Lender

By:	/s/ BRAD HEBERT
Name:
Title:

Brown Brothers Harriman & Co. acting as agent for OppenheimerFunds, Inc.

Brad Hebert AVP

Pioneer Floating Rate Fund Pioneer Floating Rate Trust Pioneer Strategic Income Fund, Each as a Lender By: Pioneer Investment Management, Inc.

By:	/s/ MARGARET C. BEGLEY
Name: Margaret C. Begley
Title: Secretary and Associate General Counsel

Mountain View Funding CLO 2006-I, Ltd., By: Seix Investment Advisors LLC, as Collateral Manager Mountain View CLO III, Ltd., By: Seix Investment Advisors LLC, as Collateral Manager as Lenders

By:	/s/ GEORGE GOUDELIAS
Name: George Goudelias
Title: Managing Director

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

SPCP GROUP, LLC as a Lender

By:	/s/ DAVID F. STEINMETZ
Name: David F. Steinmetz
Title: Authorized Signatory

Each of the persons listed on Annex A, Severally but not jointly, as a Lender By: Wellington Management Company, LLP, as its Investment Adviser

By:	/s/ STEVEN M. HOFFMAN
Name: Steven M. Hoffman
Title: Vice President and Counsel

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

ANNEX A

UMC Benefit Board, Inc.

Wellington Trust Company, National Association Multiple Common Trust Funds Trust-

Opportunistic Fixed Income Allocation Portfolio

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO BRIGHT HORIZONS CREDIT AGREEMENT]

Exhibit A

GUARANTOR ACKNOWLEDGMENT

TO

AMENDMENT NO. 2

TO

CREDIT AND GUARANTY AGREEMENT

Each of the undersigned hereby consents to Amendment No. 2 to Credit and Guaranty Agreement, dated as of the date hereof (the “Amendment”), which amends the Credit and Guaranty Agreement, dated as of May 28, 2008, among Bright Horizons Family Solutions LLC, a Delaware limited liability company, as successor to Bright Horizons Family Solutions, Inc., as Borrower, Bright Horizons Capital Corp., a Delaware corporation, as Holdings, the Lenders party thereto, Goldman Sachs Credit Partners L.P., as Syndication Agent, and General Electric Capital Corporation, as Administrative Agent and Collateral Agent, as amended by Amendment No. 1 to Credit and Guaranty Agreement, dated as of July 14, 2011 (as amended, supplemented or otherwise modified up to the date hereof, the “Credit Agreement”; capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Credit Agreement) and agrees that the terms hereof shall not affect in any way its guarantees, obligations, liabilities and liens granted or incurred by it under the Credit Documents (as amended and otherwise expressly modified by the Amendment), all of which guarantees, obligations, liabilities and liens shall remain in full force and effect and each of which is hereby reaffirmed (as amended and otherwise expressly modified by the Amendment).

This acknowledgment may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. Signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are attached to the same document. Delivery of an executed counterpart by telecopy or electronic transmission shall be effective as delivery of a manually executed counterpart of this consent. Notices to parties hereto shall be given as provided in the Credit Agreement.

The terms of the Amendment shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and assigns.

This consent shall be governed by and construed in accordance with the law of the State of New York.

Dated as of May 23, 2012.

[SIGNATURE PAGES FOLLOW]

Consented to and agreed as of the date of the Amendment:

BRIGHT HORIZONS LLC

BRIGHT HORIZONS CHILDREN’S CENTERS LLC

CHILDRENFIRST LLC

CORPORATEFAMILY SOLUTIONS LLC

LIPTON CORPORATE CHILD CARE CENTERS, INC.

LIPTON CORPORATE CHILD CARE CENTERS (MORRIS COUNTY), INC.

LIPTON CORPORATE CHILD CARE CENTERS (OAKWOOD AT THE WINDSOR), INC.

LIPTON CORPORATE CHILD CARE CENTERS (PARK AVENUE), INC.

RESOURCES IN ACTIVE LEARNING

WORK OPTIONS GROUP, INC.

By:	/s/ ELIZABETH J. BOLAND
Name:
Title:

SIGNATURE PAGE TO GUARANTOR ACKNOWLEDGEMENT – BRIGHT HORIZONS AMENDMENT

Exhibit 10.21

Execution Version

JOINDER AGREEMENT

THIS JOINDER AGREEMENT, dated as of May 23, 2012 (this “Agreement”), by and among GOLDMAN SACHS CREDIT PARTNERS L.P. (“GSCP”) (as a “Lender”), BRIGHT HORIZONS FAMILY SOLUTIONS LLC, a Delaware limited liability company, as successor in interest to Bright Horizons Family Solutions, Inc. (“Borrower”), BRIGHT HORIZONS CAPITAL CORP., a Delaware corporation (“Holdings”), and CERTAIN SUBSIDIARIES OF THE BORROWER, as Guarantors (“Guarantors”), GSCP, as Syndication Agent, and GENERAL ELECTRIC CAPITAL CORPORATION, as Administrative Agent and Collateral Agent.
RECITALS:

WHEREAS, reference is hereby made to the Credit and Guaranty Agreement, dated as of May 28, 2008, as amended by Amendment No. 1 to Credit and Guaranty Agreement, dated as of July 14, 2011 and as amended by Amendment No. 2 to Credit and Guaranty Agreement, dated as of May 23, 2012 (as it may be further amended, restated, supplemented or otherwise modified, the “Credit Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined), by and among Borrower, Holdings, the Guarantors, the Lenders party thereto from time to time, GSCP, as Syndication Agent, and GENERAL ELECTRIC CAPITAL CORPORATION, as Administrative Agent and Collateral Agent; and

WHEREAS, pursuant to Section 2.24 of the Credit Agreement and subject to the terms and conditions of the Credit Agreement, Borrower may increase the existing Revolving Loan Commitments and/or provide New Term Loan Commitments by entering into one or more Joinder Agreements with the New Term Loan Lenders and/or New Revolving Loan Lenders, as applicable.

NOW, THEREFORE, in consideration of the premises and agreements, provisions and covenants herein contained, the parties hereto agree as follows:

The Lender party hereto hereby agrees to commit to provide its respective Commitment as set forth on Schedule A annexed hereto, on the terms and subject to the conditions set forth below:

The Lender (i) confirms that it has received a copy of the Credit Agreement and the other Credit Documents, together with copies of the financial statements referred to therein and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Joinder Agreement (this “Agreement”) and it is sophisticated with respect to decisions to make loans similar to those contemplated to be made hereunder and it is experienced in making loans of such type; (ii) agrees that it will, independently and without reliance upon the Administrative Agent or any other Lender or Agent and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement; (iii) appoints and authorizes Administrative Agent and Syndication Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement and the other Credit Documents as are delegated to Administrative Agent and Syndication Agent, as the case may be, by the terms thereof, together with such powers as are reasonably incidental thereto; and (iv) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Credit Agreement and the other Credit Documents are required to be performed by it as a Lender.

The Lender hereby agrees to make its Commitment on the following terms and conditions:

1.	Designation. The New Term Loans are designated: Series C New Term Loans.

2.	Interest Rate. The interest rate for each Series C New Term Loan shall be, as of any date of determination, (a) if a Base Rate Loan, at the Base Rate plus 3.25% per annum or (b) if a Eurodollar Rate Loan, at the Adjusted Eurodollar Rate plus 4.25% per annum; provided, that with respect to the Series C New Term Loans, (i) the Base Rate shall at no time be less than 2.00% per annum and (ii) the Adjusted Eurodollar Rate shall at no time be less than 1.00% per annum.

3.	Principal Payments. Borrower shall make principal payments on the Series C New Term Loans in installments on the dates and in the amounts set forth below:

(A) Payment Date	(B) Scheduled Repayment of Series C New Term Loans
June 30, 2012	$212,500
September 30, 2012	$212,500
December 31, 2012	$212,500
March 31, 2013	$212,500
June 30, 2013	$212,500
September 30, 2013	$212,500
December 31, 2013	$212,500
March 31, 2014	$212,500
June 30, 2014	$212,500
September 30, 2014	$212,500
December 31, 2014	$212,500
March 30, 2015	$212,500
June 30, 2015	$212,500
September 30, 2015	$212,500
December 31, 2015	$212,500
March 31, 2016	$212,500
June 30, 2016	$212,500

(A) Payment Date	(B) Scheduled Repayment of Series C New Term Loans
September 30, 2016	$212,500
December 31, 2016	$212,500
March 31, 2017	$212,500
May 23, 2017	$80,750,000

TOTAL	$85,000,000

The New Term Loan Maturity Date shall be May 23, 2017.

4.	Voluntary and Mandatory Prepayments. Scheduled installments of principal of the Series C New Term Loans set forth above shall be reduced in connection with any voluntary or mandatory prepayments of the Series C New Term Loans in accordance with Sections 2.12, 2.13 and 2.14 of the Credit Agreement respectively.

Notwithstanding the foregoing, in the event that the Acquisition (as defined below) does not close on or before June 2, 2012, then the Borrower agrees that the proceeds of the Series C New Term Loans (other than the portion of such proceeds which have previously been applied to pay fees and expenses pursuant hereto) shall be applied on or before June 2, 2012 in prepayment solely of the Series C New Term Loans (together with payment of accrued interest thereon).

5.	Prepayment Fees. Any (i) amendment, amendment and restatement or other modification of the Credit Agreement consummated on or prior to the first anniversary of the Amendment No. 2 Effective Date or (ii) voluntary prepayment or refinancing of the Series C New Term Loans consummated on or prior to the first anniversary of the Amendment No. 2 Effective Date with the proceeds of any other Indebtedness, including a substantially concurrent issuance or incurrence of new bank term loans under the Credit Agreement (which voluntary prepayment or refinancing shall be deemed to have occurred even if a portion of the Series C New Term Loans are replaced, converted or re-evidenced with, into or by such new loans) the effect of which, in the case of either clause (i) or clause (ii), is to decrease the All-In Yield of any of the Series C New Term Loans, shall be accompanied by an amount payable to the applicable New Term Loan Lenders of the Series C New Term Loans (which shall include any Series C New Term Loans that is repaid in connection with any such amendment, amendment and restatement or other modification) in an amount equal to 1.00% of the aggregate principal amount of such amended, amended and restated, modified, prepaid or refinanced Series C New Term Loans; provided, however that no such additional amount shall be payable with respect to a prepayment of the Series C New Term Loans pursuant to Section 4 above which is made on or before June 2, 2012 as a result of the Acquisition not closing by such date.

6.	Other Fees. Borrower agrees to pay each New Term Loan Lender its Pro Rata Share of an aggregate fee (the “Closing Fee”) equal to 0.50% of the principal amount of the New Term Loan Commitments immediately prior to making of the New Term Loans on May 23, 2012.

7.	All-In Yield Calculation. For the purpose of the Credit Agreement, the All-In Yield with respect to the Series C New Term Loans, calculated on the date hereof, is 5.375% per annum.

8.	Proposed Borrowing. This Agreement represents Borrower’s request to borrow Series C New Term Loans from the New Term Loan Lenders as follows (the “Proposed Borrowing”):

a.	Business Day of Proposed Borrowing: May 23, 2012

b.	Amount of Proposed Borrowing: $85,000,000.00

c.	Interest rate option:	☐	a. Base Rate Loan(s)
		☐	b. Eurodollar Rate Loans
with an initial Interest
Period of month(s)

Each of the parties hereto acknowledge that the New Term Loan Lenders may disburse the amount of the Proposed Borrowing directly to the Borrower and not via the Administrative Agent.

9.	New Lenders. Each New Term Loan Lender acknowledges and agrees that upon its execution of this Agreement and the making of Series C New Term Loans that such New Term Loan Lender shall become a “Lender” under, and for all purposes of, the Credit Agreement and the other Credit Documents, and shall be subject to and bound by the terms thereof, and shall perform all the obligations of and shall have all rights of a Lender thereunder.

10.	Credit Agreement Governs. Except as set forth in this Agreement, Series C New Term Loans shall otherwise be subject to the provisions of the Credit Agreement and the other Credit Documents.

11.	Borrower’s Certifications. By its execution of this Agreement, Borrower hereby certifies that:

i.	The representations and warranties contained in the Credit Agreement and the other Credit Documents are true and correct in all material respects on and as of the date hereof to the same extent as though made on and as of the date hereof, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties were true and correct in all material respects on and as of such earlier date; provided, that in each case, such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof;

ii.	As of the date hereof, no event has occurred and is continuing or would result from the consummation of the Proposed Borrowing contemplated hereby that would constitute a Default or an Event of Default;

iii.	Both before and after giving effect to any Proposed Borrowing, each of the conditions set forth in Section 3.2 of the Credit Agreement has been satisfied;

iv.	The Unused Availability under the Revolving Facility is not less than $20,000,000 after giving effect to such Series of New Term Loans.

12.	Borrower Covenants. By its execution of this Agreement, Borrower hereby covenants that:

(i)	Borrower shall deliver or cause to be delivered the following documents:

a.	Organizational Documents; Incumbency. Administrative Agent and Syndication Agent shall have received, in respect of the Borrower or each Credit Party, as applicable, (i) copies of each Organizational Document (or certification that there has been no amendment, supplement or other modification to each Organizational Document of each Credit Party delivered to the Administrative Agent and the Syndication Agent on the Closing Date) of such Credit Party, as and to the extent applicable, and, to the extent applicable, certified as of a recent date by the appropriate governmental official; (ii) signature and incumbency certificates of the officers of such Person executing this Agreement and each other document related hereto to which it is a party; (iii) resolutions of the Board of Directors or similar governing body of the Borrower approving and authorizing the execution, delivery and performance of this Agreement and the other documents related hereto to which it is a party, certified as of the date of the Proposed Borrowing by its secretary or an assistant secretary as being in full force and effect without modification or amendment; and (iv) a good standing certificate from the applicable Governmental Authority of the Borrower’s jurisdiction of formation dated a recent date prior to the date of the Proposed Borrowing.

b.	Opinions of Counsel. Administrative Agent, Syndication Agent and New Term Loan Lenders and their respective counsel shall have received originally executed copies of the favorable written opinions of Ropes & Gray LLP, counsel for each Credit Party, dated as of the date of the Proposed Borrowing, in form and substance reasonably satisfactory to Administrative Agent and Syndication Agent (and each Credit Party hereby instructs such counsel to deliver such opinions to Administrative Agent, Syndication Agent and New Term Loan Lenders).

c.	Officer’s Certificate. The Borrower shall have delivered to the Administrative Agent and the Syndication Agent:

(X) an officer’s certificate, dated as of the date of the Proposed Borrowing, executed by an Authorized Officer of the Borrower, together with all attachments thereto, which shall include certifications to the effect that: (1) the borrowing of the Series C New Term Loans and the Acquisition (as defined below) and the other transactions contemplated hereby (collectively, the “Transactions”) shall not violate the Holdings Notes Indenture and the Subordinated Notes Indenture, (2) the share sale and purchase agreement pursuant to which BHFS Two Limited, a company registered in England will acquire (the “Acquisition”) all of the Equity Interests of Huntyard Limited, a company registered in Jersey (including all schedules, annexes and exhibits thereto, the “Acquisition Agreement”) is in full force and effect and a true and correct copy of the Acquisition Agreement is attached to such officer’s certificate; and

(Y) on a date (on or before June 2, 2012) an officer’s certificate dated such date that substantially concurrently with the proceeds of the Series C New Term Loans (converted to British pounds sterling) being delivered by the Syndication Agent to (or at the direction of the Borrower), the Acquisition has closed in accordance with the terms of the Acquisition Agreement without any amendment or waiver thereunder which is materially adverse to the interests of the New Term Loan Lenders.

d.	Real Estate Assets. The Borrower shall deliver to the Administrative Agent and the Syndication Agent, no later than 60 days after the date of the Proposed Borrowing (or such later date as the Administrative Agent may agree) such documentation or other evidence as shall be reasonably satisfactory to the Collateral Agent and Syndication Agent that the Mortgages shall continue to secure the Obligations (including the Series C New Term Loans); provided, however, that (i) title searches, date-down and modification endorsements to the title insurance policies or (if not available) new title insurance policies shall only be required with respect to any Real Estate Asset subject to a Mortgage which has a fair market value in excess of $4.0 million as evidenced by the value assigned to the property encumbered by the Mortgage for title insurance purposes at the time of the original loan and (ii) the Borrower shall not be required to deliver any legal opinions.

e.	Solvency Certificate. The Administrative Agent and the Syndication Agent shall have received a Solvency Certificate, in form and substance satisfactory to the Administrative Agent and the Syndication Agent and dated as of the date of the Proposed Borrowing, from the chief financial officer of Borrower, stating that after giving pro forma effect to the consummation of the Transactions, the Borrower and its Subsidiaries, on a consolidated basis, are and will be Solvent.

f.	Letter of Direction. Administrative Agent and Syndication Agent shall have received a duly executed letter of direction and funds flow with respect to the Acquisition dated as of the date of the Proposed Borrowing, from Borrower, addressed to the Administrative Agent and the Syndication Agent, on behalf of itself and New Term Loan Lenders, directing the disbursement on the date of the Proposed Borrowing of the proceeds of the Series C New Term Loans made on such date.

g.	PATRIOT Act Information. Reasonably in advance of the date of the Proposed Borrowing, the New Term Loan Lenders shall have received all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001).

h.	any other documents reasonably requested by Administrative Agent in connection with this Agreement; and

(ii)	Set forth on the attached Officers’ Certificate are the calculations (in reasonable detail) demonstrating compliance with the financial tests described in Section 6.7 of the Credit Agreement.

(iii)	In the event that the Acquisition does not close on the date of making the Proposed Borrowing, then the proceeds of the Series C New Term Loans shall be deposited and held in one or more accounts subject to a perfected Lien of either the Syndication Agent or the Collateral Agent until such time as such proceeds are applied, at the direction of the Borrower (in any event not later than June 2, 2012) either (x) directly to consummate the Acquisition or (y) to prepay the Series C New Term Loans in accordance with Section 4 above. It is understood and agreed that Series C New Term Loans shall in any event accrue interest in accordance with Section 2 above from the date of making the Proposed Borrowing of the Series C New Term Loans.

13.	Eligible Assignee. By its execution of this Agreement, each New Term Loan Lender represents and warrants that it is an Eligible Assignee.

14.	Notice. For purposes of the Credit Agreement, the initial notice address of each New Term Loan Lender shall be as set forth below its signature below. The Administrative Agent and the Syndication Agent hereby waive the requirement for 3 Business Days notice pursuant to Section 2.24(a).

15.	Withholding Forms. For each New Term Loan Lender delivered herewith to Administrative Agent are such forms, certificates or other evidence with respect to United States federal income tax withholding matters as such New Term Loan Lender may be required to deliver to Administrative Agent pursuant to subsections 2.20(c) and 2.20(d) of the Credit Agreement.

16.	Recordation of the New Loans. Upon execution and delivery hereof, Administrative Agent will record the Series C New Term Loans made by New Term Loan Lenders in the Register.

17.	Amendment, Modification and Waiver. This Agreement may not be amended, modified or waived except by an instrument or instruments in writing signed and delivered on behalf of each of the parties hereto.

18.	Entire Agreement. This Agreement, the Credit Agreement and the other Credit Documents constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and verbal, among the parties or any of them with respect to the subject matter hereof.

19.	GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK.

20.	Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as would be enforceable.

21.	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

22.	Credit Document. This Agreement is a Credit Document.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned has caused its duly authorized officer to execute and deliver this Joinder Agreement as of the date first written above.

GOLDMAN SACHS CREDIT PARTNERS L.P.

By:	/s/ ROBERT EHUDIN
Name: Robert Ehudin
Title: Authorized Signatory

Notice Address:

Goldman Sachs Credit Partners L.P. c/o Goldman, Sachs & Co.
30 Hudson Street, 17th Floor
Jersey City, NJ 07302

Attention: SBD Operations
Telephone: (212) 428-1243
Facsimile: andrew.caditz@gs.com

Signature Page to Joinder Agreement May 2012

BRIGHT HORIZONS FAMILY SOLUTIONS LLC (“Borrower”)

By:	/s/ ELIZABETH BOLAND
Name:
Title:

BRIGHT HORIZONS CAPITAL CORP.

By:	/s/ ELIZABETH BOLAND
Name:
Title:

Signature Page to Joinder Agreement May 2012

BRIGHT HORIZONS LLC
BRIGHT HORIZONS CHILDREN’S CENTERS LLC
CHILDRENFIRST LLC
CORPORATEFAMILY SOLUTIONS LLC
LIPTON CORPORATE CHILD CARE CENTERS, INC.
LIPTON CORPORATE CHILD CARE CENTERS (MORRIS COUNTY), INC.
LIPTON CORPORATE CHILD CARE CENTERS (OAKWOOD AT THE WINDSOR), INC.
LIPTON CORPORATE CHILD CARE CENTERS (PARK AVENUE), INC.
RESOURCES IN ACTIVE LEARNING
WORK OPTIONS GROUP, INC.

By:	/s/ ELIZABETH BOLAND
Name:
Title:

Signature Page to Joinder Agreement May 2012

Consented to by:

GOLDMAN SACHS CREDIT PARTNERS L.P., as Syndication Agent

By:	/s/ ROBERT EUDIN
Authorized Signatory

GENERAL ELECTRIC CAPITAL CORPORATION as Administrative Agent and Collateral Agent

By:	/s/ KEVIN MARCHETTI
Name: Kevin Marchetti
Title: Dully Authorized Signatory

Signature Page to Joinder Agreement May 2012

SCHEDULE A

TO JOINDER AGREEMENT

Name of Lender	Type of Commitment	Amount
Goldman Sachs Credit Partners L.P.	New Term Loan Commitment	$85,000,000

Total:		$85,000,000

3

Exhibit 10.22

Harvard/Arsenal/Bright Horizons

(Building 37)

Harvard Real Estate Services, Holyoke Center, Suite 800

Cambridge, Massachusetts 02138-3826

AMENDED AND

RESTATED LEASE

Between

PRESIDENT AND FELLOWS OF HARVARD COLLEGE

as Landlord

and

BRIGHT HORIZONS CHILDREN’S CENTERS, LLC

as Tenant

Dated as of December 1, 2009

Office of the General Counsel

Harvard University

i

(continued)

ii

(continued)

iii

(continued)

Page
EXHIBITS
Exhibit A - Location Plan of the Premises

Exhibit A-l - Building 37 Premises

Exhibit A-2 - Initial Building 131 Premises

Exhibit A-3 - Location of Backup Generator

Exhibit B - Site Plan of Complex

Exhibit C - Operating Costs

Exhibit D - Rules and Regulations

Exhibit E - List of Existing Environmental Restriction Documents

Exhibit F - Cleaning Specifications

Exhibit G - Lease Rider

Exhibit H - Parking Plan

Exhibit I - Tenant’s Signage

Exhibit J - Base Building Work

iv

LEASE

THIS INSTRUMENT IS A LEASE, dated as of December 1, 2009 in which the Landlord and the Tenant are the parties hereinafter named, and which relates to space in the Building described below, being located in the multiple building business park in Watertown, Massachusetts known as The Arsenal on the Charles.

BACKGROUND

Landlord and Tenant are parties to that certain Lease between Landlord (as successor to Charles River Business Center Associates, L.L.C.) and Tenant dated as of September, 1999, as amended by that certain First Amendment to Lease dated as of December 21, 2005, as further amended by that certain Second Amendment to Lease dated as of July 1, 2007 (as amended and in effect, the “Original Lease”). Landlord and Tenant desire to amend and restate the Original Lease on the terms and provisions more particularly set forth herein.

ARTICLE I

BASIC LEASE PROVISIONS

1.1 INTRODUCTION. The following set forth basic data and, where appropriate, constitute definitions of the terms hereinafter listed.

1.2 BASIC DATA.

Landlord: President and Fellows of Harvard College, a Massachusetts educational and charitable corporation.

Landlord’s Original Address: c/o Harvard Real Estate Services, 1350 Massachusetts Avenue, Holyoke Center, Suite 800, Cambridge, Massachusetts 02138-3826.

Tenant: Bright Horizons Children’s Centers, LLC, a Delaware limited liability company.

Tenant’s Original Address: 200 Talcott Avenue, Watertown, Massachusetts 02472.

Complex or Property: The land located in Watertown, Massachusetts, together with the buildings and other improvements to be constructed thereon, all as shown on the

Site Plan: The plan annexed hereto as Exhibit B.

Premises: All of Building 37 consisting of approximately 24,755 rentable square feet on the first floor and 18,195 rentable square feet on the second floor (the “Building 37 Premises”), as shown on Exhibit A-1. and portions of Building 131 consisting of 13,500 rentable square feet on the first floor, as shown on Exhibit A-2 (the “Initial Building 131 Premises” and together with the Building 37 Premises, the “Original Premises”). Effective as of the New Building 131 Premises Commencement Date, the Premises shall also include a portion of Building 131 consisting of up to 7,600 contiguous rentable square feet on the second floor of Building 131 (the

“New Building 131 Premises” and, together with the Initial Building 131 Premises, the “Building 131 Premises”). In no event shall the rentable square footage of the New Building 131 Premises be less than 7,500 square feet unless agreed to in writing by Landlord and Tenant. Landlord and Tenant agree to confirm in writing the actual square footage of the New Building 131 Premises and the New Building 131 Premises Commencement Date promptly after a determination of the same has been made by Landlord with respect to the square footage and after such time as Landlord has delivered the New Building 131 Premises to Tenant.

Premises Rentable Area: Agreed to be 56,450 rentable square feet as of the Commencement Date. Effective as of the New Building 131 Premises Commencement Date, the Premises Rentable Area shall be 56,450 rentable square feet, plus the actual amount of rentable square feet comprising the New Building 131 Premises.

Rent: Basic Rent plus Additional Rent.

Basic Rent: For the period of December 1, 2009 through the date immediately preceding the New Building 131 Premises Rent Commencement Date, the Original Premises Basic Rent. For the period from the New Building 131 Premises Rent Commencement Date through December 31, 2020, the Original Premises Basic Rent, plus the New Building 131 Premises Basic Rent. Any Basic Rent paid by Tenant to Landlord prior to the execution of this Lease and applicable to the period after December 1, 2009 shall be promptly refunded to Tenant by Landlord.

Original Premises Basic Rent: The Original Premises Basic Rent is as follows:

Rental Period	Annual Basic Rent	Minimum Monthly Rent	Basic Rent Rate	Rentable Square Footage
December 1, 2009 - December 31, 2010	$0.00	$0.00	$0.00	56,450
January 1, 2011 - December 31, 2011	$1,326,575.00	$110,547.91	$23.50	56,450
January 1, 2012 - December 31, 2012	$1,383,025.00	$115,252.08	$24.50	56,450
January 1, 2013 - December 31, 2013	$1,439,475.00	$119,956.25	$25.50	56,450
January 1, 2014 - December 31, 2014	$1,495,925.00	$124,660.41	$26.50	56,450
January 1, 2015 - December 31, 2015	$1,552,375.00	$129,364.58	$27.50	56,450
January 1, 2016 - December 31, 2016	$1,608,825.00	$134,068.75	$28.50	56,450
January 1, 2017 - December 31, 2017	$1,665,275.00	$138,772.91	$29.50	56,450
January 1, 2018 - December 31, 2018	$1,721,725.00	$143,477.08	$30.50	56,450
January 1, 2019 - December 31, 2019	$1,778,175.00	$148,181.25	$31.50	56,450
January 1, 2020 - December 31, 2020	$1,834,625.00	$152,885.41	$32.50	56,450

2

New Building 131 Premises Basic Rent: Annually, the Basic Rent Rate described in the definition of Original Premises Basic Rent for the applicable Rental Period, multiplied by the actual square footage of the New Building 131 Premises as of the New Building 131 Premises Commencement Date.

Additional Rent: All charges and sums payable by Tenant as set forth in this Lease, other than and in addition to Basic Rent.

Initial Term: Eleven (11) years and one (1) month commencing on the Commencement Date and expiring at the close of the day on the Lease Expiration Date.

Extension Term: Two successive terms often (10) years each, as described in Exhibit G.

1.3 ADDITIONAL DEFINITIONS.

Adequate Assurance of Future Performance: As defined in Section 13.1(d).

Art/Theatre Center: The space designated to be used as an art/theatre center and located in a portion of Building 312 in the Complex.

Art/Theatre Center Costs: All costs incurred by Landlord in operating up to 10,000 square feet of the Art/Theatre Center, including, but not limited to utilities, and normal, regularly-occurring maintenance and repairs to the public areas, exterior glass, and structural components of Building 312 to the extent required to be paid by Landlord under the lease for the Art/Theatre Center, but excluding any expenses of any artists or arts related activities or functions within the Art/Theatre Center.

ASP: As defined in Section 7.5.

Base Cost Year: As defined in Section 9.1(a).

Base Tax Year: As defined in Section 8.1(a).

Brokers: Beal & Company, Inc. (Landlord) and Jones Lang LaSalle (Tenant)

Building: The term “Building” shall mean, collectively, Building 37 and Building 131.

Building 37: The building located at 200 Talcott Avenue, Watertown, Massachusetts and known as Building 37 as shown on the Site Plan, containing approximately 42,950 rentable square feet.

Building 131: The building located at 400 Talcott Avenue, Watertown, Massachusetts and known as Building 131 as shown on the Site Plan, containing approximately 49,202 rentable square feet.

3

Building 131 Lease: That certain Amended and Restated Lease by and between Landlord and Tenant dated as of the date hereof for approximately 11,897 rentable square feet of space in Building 131.

Building Operating Costs: As defined on Exhibit C.

Business Days: All days except (i) Saturdays, Sundays, New Year’s Day, Martin Luther King Day, Presidents’ Day, Patriots’ Day, Memorial Day, Independence Day, Labor Day, Columbus Day, Thanksgiving Day, Christmas Day (and the following day when any such day occurs on Sunday); (ii) such other days that tenants occupying at least 50% of the rentable area of the Complex now or in the future recognize as holidays for their general staffs, and (iii) any day on which one or more national stock exchanges are not open for business.

Business Hours: Mondays through Fridays, excepting non-Business Days, from 7:00 a.m. to 6:00 p.m. and on Saturday from 8:00 a.m. to 1:00 p.m.

Commencement Date: December 1, 2009.

Common Facilities: As defined in Section 2.2(a).

Complex Operating Costs: As defined on Exhibit C.

Cost Year: As defined in Section 9.1(b).

Default of Tenant: As defined in Section 13.1(a).

Environmental Conditions: As defined in Section 14.2.1(c).

Environmental Laws: As defined in Section 14.2.1(a).

Environmental Restriction: As defined in Section 14.2.1(d).

Essential Services: As defined in Section 7.4(e).

Event of Bankruptcy: As defined in Section 13.1(b).

Fiscal Year: Landlord’s fiscal year used for accounting purposes, being Year-long periods beginning on July 1 and ending on the following June 30.

Force Majeure: Collectively and individually, strikes or other labor trouble, fire or other casualty, acts of God, governmental preemption of priorities or other controls in connection with a national or other public emergency or shortages of fuel, supplies or labor resulting therefrom, or any other cause, whether similar or dissimilar, beyond Landlord’s or Tenant’s reasonable control.

Hazardous Materials: As defined in Section 14.2.1(b).

Initial General Liability Insurance: $2,000,000 per occurrence/ $5,000,000 aggregate (combined single limit) for property damage, bodily injury or death.

4

Lease Expiration Date: 11:59 p.m., Boston time, on December 31, 2020, or such earlier or later date upon which the Term of this Lease may expire or be terminated pursuant to any of the conditions or other provisions of this Lease or pursuant to law.

Lease Year: The period running from the Commencement Date through December 31, 2010 and thereafter a Lease Year shall mean each successive calendar year. Rent shall be prorated for any Lease Year that is shorter or longer than one year.

New Building 131 Premises Commencement Date: The date upon which Landlord shall deliver the New Building 131 Premises to Tenant, which date shall be no earlier than January 1, 2013, at which time and the New Building 131 Premises shall be included in the definition of Premises hereunder. Landlord shall provide Tenant with written notice on or prior to November 1, 2012 of (i) the Landlord’s calculation of the rentable square feet of the New Building 131 Premises (calculated in accordance with BOMA/ANSI Z-65.1), and (ii) the date upon which the Landlord expects to deliver the New Building 131 Premises.

New Building 131 Premises Rent Commencement Date: The date that is one hundred eighty-one (181) days after the New Building 131 Premises Commencement Date.

Operating Costs: Collectively, Building Operating Costs and Complex Operating Costs.

Parking Garage: The parking garage included in the Common Facilities of the Complex shown on the Site Plan.

Permitted Use: Executive and general offices and uses ancillary thereto, such as showers or a kitchen area.

Real Estate Taxes: As defined in Section 8.1(c).

Rentable Area of the Complex: The rentable area of all of the buildings included in the Complex from time to time estimated to be 757,244 rentable square feet.

Rent Commencement Date: December 1, 2009

Rules and Regulations: As defined in Section 2.2(a).

Service Interruption: As defined in Section 7.4(e).

Site: The land area of the Complex shown on the Site Plan.

Tax Reimbursement: As defined in Section 8.1(e).

Tax Year: As defined in Section 8.1(a).

Tenant’s Operating Costs Share: As defined in Section 9.1(c).

Tenant’s Removable Property: As defined in Section 5.2(b).

5

Tenant’s Share of Parking Spaces: Subject to Section 2.2(c), the number of parking spaces equal to 2.6 spaces for every 1,000 square feet of Premises Rentable Area. In the event that Landlord expands the number of parking spaces in the Complex, Tenant’s Share of Parking Spaces shall be proportionately increased.

Tenant’s Tax Share: As defined in Section 8.1(d).

Term of this Lease: The Initial Term and any extension thereof in accordance with the provisions hereof.

1.4 ENUMERATION OF EXHIBITS. The following Exhibits are a part of this Lease, are incorporated herein by reference attached hereto, and are to be treated as a part of this Lease for all purposes. Undertakings contained in such Exhibits are agreements on the part of Landlord and Tenant, as the case may be, to perform the obligations stated therein.

Exhibit A	-	Location Plan of the Premises
Exhibit A-1	-	Building 37 Premises
Exhibit A-2	-	Initial Building 131 Premises
Exhibit A-3	-	Location of Backup Generator
Exhibit B	-	Site Plan of Complex
Exhibit C	-	Operating Costs
Exhibit D	-	Rules and Regulations
Exhibit E	-	List of Existing Environmental Restriction Documents
Exhibit F	-	Cleaning Specifications
Exhibit G	-	Lease Rider
Exhibit H	-	Parking Plan
Exhibit I	-	Tenant’s Signage
Exhibit J	-	Base Building Work

ARTICLE II

PREMISES AND APPURTENANT RIGHTS

2.1 LEASE OF PREMISES. Landlord hereby demises and leases the Premises to Tenant for the Term of this Lease and upon the terms and conditions hereinafter set forth, and Tenant hereby accepts and leases the Premises from Landlord upon such terms and conditions.

2.2 APPURTENANT RIGHTS AND RESERVATIONS.

(a) Tenant shall have, as appurtenant to the Premises, the non-exclusive right to use, and permit its invitees to use in common with Landlord and others, (i) public or common lobbies, hallways, stairways, elevators and common walkways necessary for access to the

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Building, and if the portion of the Premises on any floor includes less than the entire floor, the common toilets, corridors and elevator lobby of such floor; and (ii) the access roads, driveways, parking areas, loading areas, pedestrian sidewalks, landscaped areas, trash enclosures, recreation areas and other areas or facilities which are located within the Complex and designated by Landlord from time to time for the non-exclusive use of tenants and other occupants of the Complex, and the services provided to tenants from time to time as an amenity of the Complex (the “Common Facilities”); but such rights shall always be subject to reasonable rules and regulations from time to time established by Landlord pursuant to Section 15.7 (the “Rules and Regulations”) and to the right of Landlord to designate and change from time to time areas and facilities so to be used; provided, however, that no such change shall materially adversely affect Tenant’s (i) use of the Premises or its operations therein, or (ii) ability to access the Premises. Common Facilities shall also include a sign at the entrance to the Complex, on which Tenant’s name will be listed.

Landlord shall have the right to place in the Building utility lines, equipment, stacks, pipes, conduits, ducts and the like, provided that (i) such action is reasonably required according to sound building maintenance practices, (ii) Landlord shall either (x) locate any such installation behind walls, above the hung ceiling or under the finished floor or (y) appropriately box and decorate such installations in a manner substantially consistent with the immediately adjacent area, (iii) except in the event of emergency or in cases where such work will not materially interfere with Tenant’s use of the Premises, such installations shall be performed other than during Tenant’s business hours, and (iv) such installations shall be performed in such commercially reasonably manner as reduces to a minimum interference with Tenant’s use of the Premises. If any such installation results in a reduction of the useable floor area of the Premises, then Tenant shall be entitled to a proportionate reduction in Basic Rent and the Tenant’s Proportionate Share.

(b) Excepted and excluded from the Premises are the ceiling, floor, perimeter walls and exterior windows (except the inner surface of each thereof), and any space in the Premises used for shafts, stacks, pipes, conduits, fan rooms, ducts, electric or other utilities, sinks or other Building facilities, but the entry doors (and related glass and finish work) to the Premises are a part thereof. Notwithstanding the foregoing, Tenant shall have the nonexclusive right to install wires, ducts and conduits in the plenum area above the Premises to the extent that such installations do not interfere with the operations of the Landlord or any other tenant of the Complex. Landlord shall have the right to place in the Premises (but in such manner as to reduce to a minimum interference with Tenant’s use of the Premises) interior storm windows, sun control devices, utility lines, equipment, stacks, pipes, conduits, ducts and the like. In the event that Tenant shall install any hung ceilings or walls in the Premises, Tenant shall install and maintain, as Landlord may require, proper access panels therein to afford access to any facilities above the ceiling or within or behind the walls.

(c) Tenant shall also have the right appurtenant to the Premises (subject to the Rules and Regulations) to use, on a non-exclusive, unreserved basis, Tenant’s Share of Parking Spaces. Notwithstanding the foregoing, fifteen (15) of Tenant’s parking spaces shall be located as depicted on Exhibit H attached hereto and shall be reserved for Tenant’s exclusive use. Landlord shall place and maintain appropriate signage at each such space indicating the Tenant’s exclusive use. In the event that the Premises Rentable Area under this Lease plus the Premises

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Rentable Area under the Building 131 Lease exceeds 80,000 rentable square feet, an additional three (3) parking spaces in a location to be mutually agreed to by Landlord and Tenant shall be reserved for Tenant’s exclusive use. All of the above-described parking rights shall be in addition to the designated pick-up and drop-off spaces described in the Building 131 Lease.

(d) Tenant shall, subject to seating availability, also have the right to use the limited transportation services provided by Landlord from the Complex to Harvard Square in Cambridge, Massachusetts. Not less than one shuttle bus shall operate, subject to weather conditions, continuously between the Complex and Harvard Square during Business Days between the hours of 7:00 a.m. and 7:00 p.m. Notwithstanding the foregoing, if Landlord reasonably perceives a change in demand for such services, such operations, including the schedule of such operations may be altered. No fee shall be charged to any passenger that boards a shuttle bus operated by Landlord under this Section 2.2(d), provided that all costs of operating such shuttle bus service shall be included in Complex Operating Costs.

ARTICLE III

BASIC RENT

3.1 PAYMENT.

(a) Tenant agrees to pay the Basic Rent and Additional Rent to Landlord, or as directed by Landlord, commencing on the Rent Commencement Date, without offset, abatement (except as provided in Section 12.1), deduction or demand. Basic Rent shall be payable in equal monthly installments, in advance, on the first day of each and every calendar month during the Term of this Lease, to Landlord c/o Beal & Company, Inc., 177 Milk Street, Boston, Massachusetts 02109, Attention: Accounts Receivable, or at such other place as Landlord shall from time to time designate by notice, in lawful money of the United States. In the event that any installment of Basic Rent or any regularly scheduled payment of Additional Rent is not paid within ten (10) days after notice that the same was not paid when due, Tenant shall pay, in addition to any charges under Section 15.18, at Landlord’s request an administrative fee equal to 5% of the overdue payment. Landlord and Tenant agree that all amounts due from Tenant under or in respect of this Lease, whether labeled Basic Rent, Additional Rent or otherwise, shall be considered as rental reserved under this Lease for all purposes, including without limitation regulations promulgated pursuant to the Bankruptcy Code, and including further without limitation Section 502(b) thereof.

(b) Basic Rent for any partial month shall be prorated on a daily basis, and if the Rent Commencement Date shall be other than the first day of a calendar month, the first payment which Tenant shall make to Landlord shall be equal to a proportionate part of the monthly installment of Basic Rent for the partial month from the first day on which Tenant must pay Basic Rent to the last day of the month in which such day occurs.

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ARTICLE IV

CONDITION AND EARLY TERMINATION RIGHT

4.1 CONDITION OF PREMISES. Subject to Landlord’s maintenance and repair obligations contained in Section 7.1, the Premises are being leased in their “AS IS” condition. The Premises are being leased WITHOUT REPRESENTATION OR WARRANTY by Landlord. Tenant acknowledges that it has inspected the Premises and common areas of the Building and have found them satisfactory.

4.2 EARLY TERMINATION RIGHT. Provided that no Default of Tenant (other than a non-monetary Default of Tenant being disputed by Tenant in good faith) shall be exist under the Lease (either at the time of any required notification or as of January 1, 2013), Tenant shall have the right, by delivering written notice to Landlord on or prior to January 1, 2013, to terminate this Lease with respect to the Initial Building 131 Premises, in which event (i) the Lease will terminate with respect to the Initial Building 131 Premises (except for those rights and obligations that specifically survive the termination of this Lease) effective as of August 31, 2013, and (ii) Tenant shall pay to Landlord within thirty (30) days of Landlord’s demand for the same, an early termination fee equal to $375,000.00.

ARTICLE V

USE OF PREMISES

5.1 PERMITTED USE.

(a) Tenant agrees that the Premises shall be used and occupied by Tenant only for Permitted Uses and for no other use without Landlord’s express written consent.

(b) Tenant agrees to conform to the following provisions during the Term of this Lease:

(i) Tenant shall cause all freight to be delivered to or removed from the Building and the Premises in accordance with the Rules and Regulations established by Landlord therefor;

(ii) Except as set forth in Section 5.1(b)(ii)(D)-(H) below, Tenant will not place on the exterior of the Premises (including both interior and exterior surfaces of doors and interior surfaces of windows) or on any part of the Building outside the Premises, any signs, symbol, advertisement or the like visible to public view outside of the Premises. Landlord will not withhold consent for signs or lettering on the entry doors to the Premises provided (A) such signs conform to sign standards for the Building adopted by Landlord in its sole discretion and Tenant has submitted to Landlord a plan or sketch in reasonable detail (showing, without limitation, size, color, location, materials and method of affixation) of the sign to be placed on such entry doors and (B) Landlord, at Tenant’s expense, obtains any consents required by third parties. Landlord hereby agrees that the

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logo, colors and other information regarding the content of Tenant’s signage described on Exhibit I shall be deemed to comply with sign standards for the Building. Landlord agrees to use reasonable efforts to obtain any necessary third party consents to such signage, and will cooperate with Tenant in its efforts to obtain any such consents or approvals. Landlord hereby confirms that all of Tenant’s signage existing on the Premises as of the date of this Lease shall be permitted to remain on the Premises.

Notwithstanding the foregoing to the contrary:

(A)	Tenant may, at its own expense, locate a “free-standing” sign directly outside Building 37 subject to Landlord’s consent, which will not be unreasonably withheld or delayed provided (1) Tenant has submitted to Landlord a plan or sketch in reasonable detail (showing, without limitation, size, color, location, materials, and method of placement) of such sign; and (2) Landlord, at Tenant’s expense, obtains any consents required by third parties;

(B)	Landlord shall, at its own expense, include Tenant’s name on any and all standard multi-tenant Complex-entry directories and Building-entry and elevator directories in accordance with Landlord’s sign standards for the Complex;

(C)	Landlord shall, at Tenant’s expense, include Tenant’s name on directional signs throughout the Complex in accordance with Landlord’s sign standards for the Complex;

(D)	Tenant, at Tenant’s sole cost and expense, and provided Tenant has obtained all governmental authority approvals and permits, shall be permitted to install (a) one sign on the exterior of Building 37, and (b) one sign on the exterior of Building 131, each in a location mutually acceptable to Landlord and Tenant (collectively, the “Tenant Exterior Signs”):

(E)	The location and design of Tenant’s Exterior Signs shall be subject to Landlord’s written approval, such approval not to be unreasonably withheld or delayed;

(F)	Tenant shall, at Tenant’s sole cost and expense, comply with all legal requirements applicable to Tenant’s Exterior Signs, and shall be responsible for all maintenance and lighting of Tenant’s Exterior Signs;

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(G)	If Tenant fails to remove any sign, including Tenant’s Exterior Signs, that are not in compliance with the terms of this Lease within five (5) Business Days after receiving notice of such noncompliance from Landlord (such notice to set forth in reasonable detail the basis for the claimed noncompliance), and Tenant has not given Landlord written notice that Tenant reasonably disputes Landlord’s assertions, then Landlord may, at Tenant’s expense, remove any such sign, provided, however, Landlord shall be permitted, upon written notice to Tenant, to remove any sign, including Tenant’s Exterior Signs, which must be removed by reason of any legal requirements, other than by reason of any act or omission of Landlord or another tenant (such notice to set forth in reasonable detail the grounds for such removal); and

(H)	Any sign installed by Tenant shall be removed by Tenant at the end of the Term of this Lease in accordance with the terms of Section 15.20.

(iii) Tenant shall not perform any act or carry on any practice which is reasonably likely to injure the Premises, or any other part of the Building, or cause any offensive odors or loud noise or constitute a nuisance or a menace to any other tenant or tenants or other persons in the Building; and

(iv) Tenant shall, in its use of the Premises, comply with the requirements of all applicable governmental laws, rules and regulations, including without limitation the Americans With Disabilities Act of 1990 and the regulations of the Massachusetts Architectural Access Board, except that Tenant shall not be responsible for performing any (x) structural alterations to the Premises which are required by any governmental laws, rules or regulations which are generally applicable to an office development, or (y) alterations required to any area of the Complex other than the Premises unless the need for such alteration arises from Tenant’s particular use of the Premises.

5.2 INSTALLATIONS AND ALTERATIONS BY TENANT.

(a) Tenant shall make no alterations, additions (including, for the purposes hereof, wall-to-wall carpeting), or improvements in or to the Premises without Landlord’s prior written consent, which consent shall not be unreasonably withheld or delayed with respect to non-structural alterations, additions and improvements that do not affect the Building’s electrical, plumbing or mechanical systems. Notwithstanding the foregoing, no consent shall be required for periodic replacement of window or floor coverings, counters, cabinetry or other fixtures or equipment with materials substantially similar to those located at the Premises as of the Commencement Date. Any such alterations, additions or improvements shall be in accordance with complete plans and specifications meeting the requirements set forth in the Rules and Regulations and reasonably approved in advance by Landlord to the extent that the

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same would customarily be prepared for similar work conducted in first class buildings in the greater Boston area. All work performed by Tenant shall be coordinated with any work being performed by Landlord in such a manner as not to damage the Building or interfere with the construction or operation of the Building, and, except for installation of furnishings, shall be performed by contractors or workers first approved by Landlord in writing, such approval not to be unreasonably withheld or delayed. Tenant shall, before its work is started: (i) secure all necessary licenses and permits; (ii) deliver to Landlord a statement of the names of all its contractors and subcontractors and assurances satisfactory to Landlord in its reasonable discretion protecting Landlord against claims arising out of the furnishing of such labor and materials; and (iii) cause each contractor to carry workers’ compensation insurance in statutory amounts covering all the contractor’s and subcontractor’s employees and comprehensive public liability insurance with such limits as Landlord reasonably may require, but in no event less than a combined single limit of two million dollars ($2,000,000), and any other insurance which Landlord reasonably may from time to time require, all such insurance to be written in companies approved by Landlord and insuring Landlord and Tenant as well as the contractors, and deliver to Landlord certificates of such insurance. Such work shall (i) be performed in a good and workmanlike manner and in compliance with all applicable laws, ordinances and regulations, (ii) be made at Tenant’s sole cost and expense and at such times and in such a manner as Landlord may from time to time reasonably designate, (iii) be made only in accordance with the Rules and Regulations in effect with respect thereto, and (iv) become part of the Premises and the property of Landlord unless Landlord notifies Tenant in writing at the time of approval that Tenant must remove such work and restore the Premises to the condition existing immediately prior to the commencement of such work. Tenant shall not in any event be required to remove any leasehold improvements, additions or alterations heretofore made by or for Tenant in the Premises prior to the date of this Lease. If any alterations or improvements shall involve the removal of fixtures, equipment or other property in the Premises which are not Tenant’s Removable Property, such fixtures, equipment or property shall be promptly replaced by Tenant at its expense with new fixtures, equipment or property of like utility and of at least equal quality. If Landlord’s consideration of any request by Tenant requires any third party professional review or approval (such as legal, architectural or accounting in Landlord’s reasonable judgment), and if Landlord retains such a third party professional therefor, Tenant shall promptly reimburse Landlord for all actual and reasonable third party costs, including attorneys’, architects’, engineers’, and consultants’ fees, incurred by Landlord in connection with any request from Tenant pursuant to this Section 5.2. Tenant shall not, however, be required to pay Landlord any charge or fee for supervision of construction, profit, overhead or general conditions in connection with any alteration, addition or improvement performed under the direction of Tenant and by third parties engaged exclusively by Tenant, provided, however, that such supervisory fees may be imposed by Landlord to the extent that any of Tenant’s alterations, additions or improvements are to be performed by or at the direction of Landlord.

(b) All articles of personal property and all business fixtures, machinery and equipment and furniture owned or installed by Tenant solely at its expense in the Premises (“Tenant’s Removable Property”) shall remain the property of Tenant and may be removed by Tenant at any time prior to the expiration of this Lease, provided that Tenant, at its expense, shall repair any damage to the Building caused by such removal.

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(c) Notice is hereby given that Landlord shall not be liable for any labor or materials furnished or to be furnished to Tenant upon credit, and that no mechanic’s or other lien for any such labor or materials shall attach to or affect the reversion or other estate or interest of Landlord in and to the Premises, the Building or the Complex. To the maximum extent permitted by law, before such time as any contractor commences to perform work on behalf of Tenant, such contractor (and any subcontractors) shall furnish a written statement acknowledging the provisions set forth in the prior clause. Tenant agrees to pay promptly when due the entire cost of any work done on behalf of Tenant, its agents, employees or independent contractors, and not to cause or permit any liens for labor or materials performed or furnished in connection therewith to attach to all or any part of the Property and immediately to discharge or bond any such liens which may so attach. If, notwithstanding the foregoing, any lien is filed against all or any part of the Property for work claimed to have been done for, or materials claimed to have been furnished to, Tenant or its agents, employees or independent contractors, Tenant, at its sole cost and expense, shall cause such lien to be dissolved or bonded promptly after receipt of notice that such lien has been filed, by the payment thereof or by the filing of a bond sufficient to accomplish the foregoing. If Tenant shall fail to discharge any such lien, Landlord may, at its option, upon notice to Tenant, discharge such lien and treat the cost thereof (including attorneys’ fees incurred in connection therewith) as Additional Rent payable upon demand, it being expressly agreed that such discharge by Landlord shall not be deemed to waive or release the default of Tenant in not discharging such lien. Tenant shall indemnify and hold Landlord harmless from and against any and all expenses, liens, claims, liabilities and damages based on or arising, directly or indirectly, by reason of the making of any alterations, additions or improvements by or on behalf of Tenant to the Premises under this Section, which obligation shall survive the expiration or termination of this Lease.

(d) In the course of any work being performed by Tenant (including without limitation the “field installation” of any Tenant’s Removable Property), Tenant agrees to use labor compatible with that being employed by Landlord for work in or to the Complex or other buildings owned by Landlord or its affiliates (which term, for purposes hereof, shall include, without limitation, entities of which Tenant has written notice which control or are under common control with Landlord, or which are controlled by Landlord or, if Landlord is a partnership or limited liability company, by any partner or member of Landlord) and not to employ or permit the use of any labor or otherwise take any action which is reasonably likely to result in a labor dispute involving personnel providing services in the Complex pursuant to arrangements made by Landlord.

(e) Tenant shall have the right to install: (i) Communication Devices (as defined in Exhibit G) on the roof of either Building 37 or Building 131, and (ii) a backup generator in the location designated on Exhibit A-3 attached hereto, in each case subject to compliance with the terms and conditions set forth in Exhibit G.

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ARTICLE VI

ASSIGNMENT AND SUBLETTING

6.1 PERMITTED TRANSACTIONS.

(a) Related Entity Transactions. Provided that at the time of such transaction, no Default of Tenant shall have occurred and be continuing, Tenant may, at any time and from time to time, and without obtaining any consent of the Landlord, assign this Lease or sublease any or all of the Premises to: (i) an entity into or with which Tenant is merged or consolidated, or to which all or substantially all of Tenant’s assets are transferred; and/or (ii) any entity which controls or is controlled by Tenant or is under common control with Tenant; provided that any such assignment shall be void in either such event unless the successor to Tenant has a net worth computed in accordance with generally accepted accounting principles consistently applied that is at least the lesser of: (a) the net worth of Tenant herein named on the date of this Lease as of the last month of the prior quarter prior to the date of this Lease, or (b) $75,000,000.00. In the case of any such transaction, Tenant shall deliver to Landlord reasonable proof of such net worth at least 10 days after the effective date of any such transaction. The foregoing net worth requirement shall not apply to subleases between Tenant and any entity referred to in clauses (i) and (ii) above. Such transaction shall not relieve Tenant from its obligations hereunder and Tenant shall remain fully and primarily liable therefor and such assignee, subtenant or occupant shall agree to be independently bound by and upon all of the covenants, agreements, terms, provisions and conditions set forth in this Lease on the part of Tenant to be kept and performed, including, without limitation, the restrictions governing further assignment and subletting.

(b) Unrelated Entity Transactions. In addition to the transactions described in paragraph (a) above, Tenant may, at any time and from time to time, and without obtaining any consent of the Landlord, sublease any or all of the Premises to any entity not described in paragraph (a) above, provided that in any such case:

(i) at the time of such transaction, no Default of Tenant shall have occurred and be continuing;

(ii) the proposed use is consistent with the Permitted Uses set forth in Section 1.3;

(iii) the proposed subtenant is a reputable person or entity, as determined by Landlord in its reasonable discretion;

(iv) the form of the proposed sublease shall comply with the applicable provisions of this Lease;

(v) the proposed sublessee shall agree directly with Landlord to be bound by all the obligations of Tenant (insofar as applicable under the sublease) hereunder including, without limitation, the restrictions governing further assignment and subletting;

(vi) so long as there is comparable office space available elsewhere in the Complex which is being advertised by Landlord for rent, unless Landlord otherwise consents, Tenant shall not enter into any sublease wherein the effective rent (net of utilities and reflecting any concessions granted by Tenant) charged by Tenant is less than eighty-five percent (85%) the effective rent per square foot then being transacted by Landlord for such comparable office space with comparable concessions, net of all utilities, provided, however, that the foregoing restriction shall not apply during the three (3) Lease Years immediately preceding the Lease Expiration Date;

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(vii) unless Landlord shall consent thereto, which shall not be unreasonably withheld or delayed, neither (x) the proposed sublessee nor (y) any person or entity which, directly or indirectly, controls, is controlled by, or is under common control with, the proposed sublessee or any person or entity who controls the proposed sublessee, is then an occupant of any part of the Complex;

(viii) unless Landlord shall consent thereto, which shall not be unreasonably withheld or delayed, the proposed sublessee is not a person or entity with whom Landlord is then actively negotiating the terms of a signed letter of intent or a lease document which has been submitted to such party for space in the Complex (the term “actively negotiating” shall mean correspondence between Landlord and such party concerning a signed letter of intent or a submitted lease document);

(ix) Tenant shall not have advertised or publicized in any way the availability of the Premises without prior notice to Landlord. Tenant hereby gives Landlord the first notice of its intent to advertise immediately for subtenants following the execution of this Lease; and

(x) no subletting hereunder shall relieve Tenant from its obligations hereunder, and Tenant shall remain fully and primarily liable therefor.

(c) Except as provided in paragraphs (a) and (b) above, Tenant covenants and agrees that neither this Lease nor the term and estate hereby granted, nor any interest herein or therein, will be assigned, mortgaged, pledged, encumbered or otherwise transferred, whether voluntarily, involuntarily, by operation of law or otherwise, and that neither the Premises nor any part thereof will be encumbered in any manner by reason of any act or omission on the part of Tenant, or used or occupied or permitted to be used or occupied, by anyone other than Tenant, or for any use or purpose other than a Permitted Use, or be sublet (which term, without limitation, shall include granting of concessions, licenses and the like) in whole or in part by Tenant or any person acting on behalf of Tenant, without, in each case, the prior written consent of Landlord, which shall not be unreasonably withheld or delayed. Without limiting the foregoing, any agreement (other than one for which Landlord’s consent is not required) pursuant to which: (x) Tenant is relieved from the obligation to pay, or a third party agrees to pay on Tenant’s behalf, all or any portion of Basic Rent, Additional Rent or other charges due under this Lease; and/or (y) a third party undertakes or is granted the right to assign or attempt to assign this Lease or sublet or attempt to sublet all or any portion of the Premises other than as provided in (a) or (b) above, shall for all purposes hereof be deemed to be an assignment of this Lease and subject to the provisions of this Article VI. If equity interests in Tenant at any time are or become traded on a public stock exchange, the transfer of equity interests in Tenant on a public stock exchange shall not be deemed an assignment within the meaning of this Article. The provisions of this paragraph (c) shall apply to a transfer (by one or more transfers) of a controlling portion of or interest in the stock or partnership or membership interests or other evidences of equity interests

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of Tenant, unless: (i) the Tenant maintains a net worth computed in accordance with generally accepted accounting principles consistently applied at least $75,000,000 immediately after giving effect to such transfer(s), and (ii) proof satisfactory to Landlord in Landlord’s sole discretion, reasonably exercised, of such net worth shall have been delivered to Landlord at least 10 days prior to the effective date of any such transaction, unless by law or contract Tenant is prevented from disclosing such information prior to its effective date, in which case Tenant shall provide such evidence within two (2) Business Days of such effective date.

(d) If this Lease be assigned, or if the Premises or any part thereof be sublet or occupied by anyone other than Tenant, whether or not in violation of the terms and conditions of this Lease, Landlord may, at any time and from time to time, so long as a monetary Default of Tenant exists, collect rent and other charges from the assignee, subtenant or occupant, and apply the net amount collected to the rent and other charges herein reserved, but no such assignment, subletting, occupancy, collection or modification of any provisions of this Lease shall be deemed a waiver of this covenant, or the acceptance of the assignee, subtenant or occupant as a tenant or a release of Tenant from the further performance of covenants on the part of Tenant to be performed hereunder. Any consent by Landlord to a particular subletting or occupancy shall not in any way diminish the restriction stated in paragraph (c) of this Section 6.1 or the continuing liability of the original named Tenant. No assignment or subletting hereunder shall relieve Tenant from its obligations hereunder and Tenant shall remain fully and primarily liable therefor. No such assignment, subletting, or occupancy shall affect or be contrary to Permitted Uses. Any consent by Landlord to a particular assignment, subletting or occupancy shall be revocable, and any assignment, subletting or occupancy shall be void ab initio, if the same shall fail to require that such assignee, subtenant or occupant agree therein to be independently bound by and upon all of the covenants, agreements, terms, provisions and conditions set forth in this Lease on the part of Tenant to be kept and performed except to the extent Landlord has consented in writing to exceptions to such obligations contained in a sublease. Tenant shall promptly reimburse Landlord for all reasonable costs, including attorneys’ fees, incurred by Landlord in connection with any request from Tenant regarding assignment or subletting

6.2 EXCESS PAYMENTS.

(a) If Tenant sublets the Premises or any portion thereof pursuant to paragraph 6.1(b) hereof, Tenant shall pay to Landlord, as Additional Rent, fifty percent (50%) of the amount, if any, by which (x) the total annual rent and other consideration received by Tenant pursuant to such subletting (exclusive of the cost, if any, allocated to any of Tenant’s Removable Property leased or sold to the sublessee), less Tenant’s Transaction Expenses (as hereinafter defined) for each year of the sublease exceeds (y) the portion of the Basic Rent and Additional Rent attributable to the portion of the Premises so sublet, such Additional Rent to be paid monthly as received by Tenant. In addition, if Tenant shall assign this Lease other than pursuant to paragraph 6.1(a) hereof, Tenant shall pay to Landlord, as Additional Rent, fifty percent (50%) of any and all compensation received by Tenant in consideration of such assignment (exclusive of the cost, if any, allocated to any of Tenant’s Removable Property leased or sold to the assignee), less Tenant’s Transaction Expenses, such Additional Rent to be paid as received by Tenant. In no event shall the provisions of this Section 6.2 impose any additional obligation on Landlord to consent to an assignment of the Lease or a subletting of all or a portion of the Premises.

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(b) For purposes hereof, “Tenant’s Transaction Expenses” shall be calculated as follows. First, determine the sum of: (1) all costs reasonably incurred by Tenant in negotiating and entering into such sublease or assignment transaction, including without limitation, reasonable legal fees, rental concessions and brokerage commissions; plus (2) the amount of Basic Rent, Additional Rent and other charges actually paid by Tenant under this Lease with respect to the Premises (or, in the case of a sublease of a portion of the Premises, such portion) during the period in which the Premises (or such portion) are unoccupied, either by Tenant or any assignee, sublessee or other occupant, for the conduct of business; plus (3) all costs actually incurred by Tenant in specifically preparing the Premises (or, in the case of a sublease of a portion of the Premises, such portion) for occupancy by such subtenant or assignee. Then, amortize the costs referred to in items (1), (2) and (3) on a straight-line basis over the term of the sublease in question (or, in the case of an assignment, over the then-remaining Term of this Lease, including any Extension Terms with respect to which Tenant shall have exercised its option to extend), using an assumed interest rate of 10% per annum. The result shall be Tenant’s Transaction Expenses. Tenant shall furnish to Landlord a written statement detailing the determination of Tenant’s Transaction Expenses.

6.3 LANDLORD’S AUDIT RIGHT. Landlord shall have the right to examine, copy and audit Tenant’s records establishing Tenant’s Transaction Expenses within sixty (60) days following the date that Landlord receives Tenant’s statement of such Transaction Expenses from Tenant. Landlord shall give Tenant not less than thirty (30) days’ prior notice of its intention to examine and audit such books and records (including, without limitation, copies of all invoices, bills and/or receipts documenting such expenses), and such examination and audit shall take place at the Premises or such other location in Massachusetts where Tenant then conducts its business. All costs incurred by Landlord in connection with such examination and audit shall be borne by Landlord; provided, however, that if such examination and audit establishes that the actual Tenant’s Transaction Expenses are less than the amount set forth in the statement delivered to Landlord by at least four percent (4%), then Tenant shall pay the reasonable costs of such examination and audit. Such a examination and audit shall be undertaken by an independent reviewer who is reasonably acceptable to both parties and is a certified public accountant (or other qualified and reputable real estate consultant or advisor) with significant experience in accounting for similar properties (the “Initial Reviewer”). If Landlord completes its examination and audit and Tenant is unwilling to accept the determination of Tenant’s Transaction Expenses as determined through such examination and audit, and the parties are unable to reach agreement thereon within thirty (30) days after the receipt of such report, then Tenant shall, not later than thirty (30) days after the expiration of the aforesaid thirty (30) day period, retain a certified public accountant with the same qualifications as the Initial Reviewer who is reasonably acceptable to both parties (the “Second Reviewer”), who shall, within thirty (30) days of his or her selection, prepare a written report summarizing his or her determination of Tenant’s Transaction Expenses and provide such report to both parties. If the lower determination by the two reviewers is within four percent (4%) of the higher determination by the two reviewers, then the average of the two determinations shall be deemed to be Tenant’s Transaction Expenses. If the lower determination is not within four percent (4%)

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of the higher determination, and the parties are again unable to reach agreement thereon within thirty (30) days after the giving of the Second Reviewer’s report, then the Initial Reviewer and the Second Reviewer shall mutually select a person with qualifications stated above (the “Final Reviewer”) to resolve the dispute as to Tenant’s Transaction Expenses. Within ten (10) days of the selection of the Final Reviewer, Landlord and Tenant shall submit to the Final Reviewer a copy of each reviewer’s determination of Tenant’s Transaction Expenses. The Final Reviewer shall, within thirty (30) days after such submissions, review the submissions and make such equitable compromise between the two as the Final Reviewer, in its reasonable judgment, deems appropriate. The Final Reviewer shall give notice of his or her determination to Landlord and Tenant and such decision shall be final and binding upon Landlord and Tenant. Landlord shall pay the fees and expenses associated with the Initial Reviewer and Tenant shall pay the fees an expenses of the Second Reviewer, if any. The parties hall each pay one-half of the fees and expenses of the Final Reviewer, if any.

6.4 ATTORNMENT BY SUBTENANT. Any sublease of any portion of the Premises shall include an agreement by the subtenant that, in the event this Lease is terminated, such subtenant shall, at Landlord’s request, attorn to Landlord on the terms of the sublease, and in such event such sublease shall remain in full force and effect between Landlord and such subtenant as if the Lease had not terminated, and subtenant shall execute such instruments of attornment as Landlord shall reasonably request.

ARTICLE VII

RESPONSIBILITY FOR REPAIRS AND CONDITION

OF PREMISES; SERVICES TO BE FURNISHED

BY LANDLORD

7.1 LANDLORD REPAIRS.

(a) Landlord will keep, manage and maintain the Building, the Complex and the Property in a manner substantially consistent with other similar first-class office properties in the suburban Boston area, and, except as otherwise noted herein, in full accordance with the applicable laws, codes, ordinances and regulations, and in accordance with all directions, rules and regulations of the health officer, fire marshal, building inspector or other proper officers of the governmental agencies having jurisdiction. Landlord shall be responsible for ensuring that on the Commencement Date the Common Facilities comply with the Americans With Disabilities Act of 1990 and the regulations of the Massachusetts Architectural Access Board. Except as otherwise provided in this Lease, Landlord agrees to keep in good order, condition and repair the roof, public areas, exterior walls (including exterior glass) and structure of the Building (including all plumbing, mechanical life safety and electrical systems installed by Landlord, and also including the heating, ventilation and air conditioning equipment or systems in the Building), all insofar as they affect the Premises, except that Landlord shall in no event be responsible to Tenant for the repair of glass in the Premises, the doors (or related glass and finish work) leading to the Premises, or (subject to applicable waivers of claims and rights of subrogation) any condition in the Premises or the Building caused by any act or neglect of Tenant, its invitees or contractors. Notwithstanding the foregoing, Tenant shall have the option

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to assume the obligation to maintain and repair the heating, ventilation and air conditioning equipment or systems in the Building if any other tenants of the Complex (except for Harvard Business School Publishing Corporation) perform such services for their premises and Tenant gives Landlord prior notice of Tenant’s intention to assume such obligations. The Landlord shall also keep and maintain all Common Facilities in a good and clean order, condition and repair, free of snow and ice and accumulation of dirt and rubbish, and shall keep and maintain all landscaped areas in the Complex in a neat and orderly condition and shall reseal and restripe all paved areas in the Complex as reasonably necessary. Landlord shall not be responsible to make any improvements or repairs to the Building other than as expressly in this Section 7.1 provided, unless expressly provided otherwise in this Lease.

(b) Landlord shall never be liable for any failure to make repairs which Landlord has undertaken to make under the provisions of this Section 7.1 or elsewhere in this Lease, unless (i) Tenant has given notice to Landlord of the need to make such repairs, or (ii) Landlord has actual knowledge of the need to make such repairs, and Landlord has failed to commence to make such repairs within a reasonable time after receipt of such notice or knowledge, or fails to proceed with reasonable diligence to complete such repairs.

7.2 TENANT’S AGREEMENT.

(a) Tenant will keep the Premises and every part thereof neat and clean, and will maintain the same in good order, condition and repair, excepting only (i) those repairs for which Landlord is responsible under the terms of this Lease, (ii) reasonable wear and tear of the Premises, (iii) repairs made necessary by Landlord’s failure to repair or maintain the Complex or the Premises as required hereunder, and (iv) damage by fire or other casualty or as a consequence of the exercise of the power of eminent domain; and Tenant shall surrender the Premises, at the end of the Term, in such condition. Except as described in Section 5.1(b)(iv), Tenant shall continually during the Term of this Lease maintain the Premises in accordance with all laws, codes and ordinances from time to time in effect and all directions, rules and regulations of the proper officers of governmental agencies having jurisdiction, and the standards recommended by the applicable Board of Fire Underwriters, and shall, at Tenant’s expense, obtain all permits, licenses and the like required by applicable law. To the extent that the Premises constitute a “Place of Public Accommodation” within the meaning of the Americans With Disabilities Act of 1990, Tenant shall be responsible, subject to the requirements of Section 5.2, for making the Premises comply with such Act. Subject to Section 10.5 regarding waiver of subrogation, Tenant shall be responsible for the cost of repairs which may be made necessary by reason of damage to the Building caused by any act or neglect of Tenant, or its contractors or invitees (including any damage by fire or other casualty arising therefrom) and, if the premium or rates payable with respect to any policy or policies of insurance purchased by Landlord or Agent with respect to the Property increases as a result of payment by the insurer of any claim arising from any act or neglect of Tenant, or its contractors or invitees, Tenant shall pay such increase, from time to time, within fifteen (15) days after demand therefor by Landlord, as Additional Rent.

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(b) If repairs are required to be made by Tenant pursuant to the terms hereof, Landlord may demand that Tenant make the same promptly, and if Tenant refuses or neglects to commence such repairs and complete the same with reasonable dispatch, after such demand (except in the case of an emergency, in which event Landlord may make such repairs immediately), Landlord may (but shall not be required to do so) make or cause such repairs to be made (the provisions of Section 15.18 being applicable to the costs thereof), and (except for loss or damage arising from Landlord’s grossly negligent or wrongful acts or omissions) shall not be responsible to Tenant for any loss or damage whatsoever that may accrue to Tenant’s stock or business by reason thereof.

7.3 FLOOR LOAD - HEAVY MACHINERY.

(a) Tenant shall not place a load upon any floor in the Premises exceeding eighty (80) pounds live load per square foot. Landlord reserves the right to prescribe the weight and position of all business machines and mechanical equipment, including safes, which shall be placed so as to distribute the weight. Business machines and mechanical equipment shall be placed and maintained by Tenant at Tenant’s expense in settings sufficient, in Landlord’s judgment, to absorb and prevent vibration, noise and annoyance. Tenant shall not move any safe, heavy machinery, heavy equipment, freight, bulky matter or fixtures into or out of the Building without Landlord’s prior consent, which shall not be unreasonably withheld and which may include a requirement to provide insurance, naming Landlord as an insured, in such amounts as Landlord may deem reasonable.

(b) If any such safe, machinery, equipment, freight, bulky matter or fixtures requires special handling, Tenant agrees to employ only persons holding a Master Rigger’s License to do such work, and that all work in connection therewith shall comply with applicable laws and regulations. Any such moving shall be at the sole risk and hazard of Tenant, and Tenant will exonerate, indemnify and save Landlord harmless against and from any liability, loss, injury, claim or suit resulting directly or indirectly from such moving.

7.4 BUILDING SERVICES.

(a) Landlord shall furnish heating and cooling as normal seasonal changes may require during normal Business Hours to provide reasonably comfortable space temperature and ventilation for occupants of the Premises under normal business office operations in accordance with the specifications set forth on Exhibit J attached hereto. The actual cost of electricity and other utilities and services (without any service charge or mark-up) necessary to provide such heating, cooling and ventilation shall be an Operating Cost, and shall not be billed directly to Tenant. In the event Tenant introduces into the Premises personnel or equipment which overloads the capacity of the Building systems or exceeds an electric load (excluding HVAC) of 6 watts per square foot of Premises Rentable Area (or, if greater, Tenant’s existing load requirement), or in any other way interferes with the systems’ ability to perform adequately its proper functions, Landlord shall use reasonable efforts to provide supplementary systems at Tenant’s expense.

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(b) Landlord shall also provide:

(i) Passenger elevator service.

(ii) Warm water for lavatory and kitchen purposes and cold water (at temperatures supplied by the city in which the Property is located) for drinking, kitchen, shower, lavatory and toilet purposes. If Tenant uses water for any purpose other than for ordinary drinking, kitchen, shower, lavatory and toilet purposes, Landlord may assess a reasonable charge for the additional water so used, or install a water meter and thereby measure Tenant’s water consumption for all purposes. In the latter event, (i) Tenant shall pay the cost of the meter and the cost of installation thereof and shall keep such meter and installation equipment in good working order and repair, and (ii) Tenant agrees to pay for water consumed, as shown on the Building’s meter, together with the sewer charge based on such meter charges, as and when bills are rendered, and in default in making such payment Landlord may pay such charges and collect the same from Tenant as Additional Rent.

(iii) Cleaning and janitorial services to the Premises, substantially in accordance with the cleaning standards set forth on Exhibit F, as such standards may be modified (but not so as to materially diminish the level or quality of services) by Landlord from time to time.

(iv) Free access to the Premises subject to security precautions from time to time in effect, and subject always to restrictions based on emergency conditions.

(c) Landlord shall provide security services to the Complex and the Building. Security to the common areas of the Complex is currently provided from 7:00 p.m. to 6:00 a.m. on Business Days and 24 hours a day on non-Business Days. Tenant shall be responsible for the security of the Premises, and for any security system that it may choose, as its sole expense, to install therein in accordance with the provisions of this Lease. If and to the extent that Tenant desires to provide security for the Premises or for such persons or their property, Tenant shall be responsible for so doing, after having first consulted with Landlord and after obtaining Landlord’s consent, which shall not be unreasonably withheld. All exterior doors of the Building, with the exception of the main lobby door, are locked and provide card access. Landlord will provide Tenant, at no charge, up to one access card for the Building security system for each employee of Tenant employed at the Premises as of the Commencement Date. Additional and replacement access cards will be provided by Landlord and paid for by Tenant as Additional Rent. Without derogating from Landlord’s obligations described in the first sentence above, and as outlined in Section 7.1, Landlord expressly disclaims any and all responsibility and/or liability for the physical safety of Tenant’s property, and for that of Tenant’s employees, agents, contractors and invitees, and, without in any way limiting the operation of Article X hereof, Tenant, for itself and its agents, contractors, and employees, hereby expressly waives any claim, action, cause of action or other right which may accrue or arise as a result of any damage or injury to the person or property of Tenant or any such agent, contractor or employee. Tenant agrees that, as between Landlord and Tenant, it is Tenant’s responsibility to advise its employees, agents, contractors and invitees as to necessary and appropriate safety precautions.

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(d) Landlord reserves the right to curtail, suspend, interrupt and/or stop the supply of water, sewage, electrical current, cleaning, and other services, and to curtail, suspend, interrupt and/or stop use of entrances and/or lobbies serving access to the Building, or other portions of the Complex, without thereby incurring any liability to Tenant except as described in Section 7.4(e), below when necessary by reason of accident or emergency, or for repairs, alterations, replacements or improvements in the judgment of Landlord desirable or necessary which cannot, due to the risk of injury to persons or property, reasonably be performed during hours in which Tenant’s business in the Premises is closed, or when prevented from supplying such services or use by strikes, lockouts, difficulty in obtaining materials, accidents or any other cause beyond Landlord’s control, or by laws, orders or inability, by exercise of reasonable diligence, to obtain electricity, water, gas, steam, coal, oil or other suitable fuel or power, except as set forth in paragraph (e) below. No diminution or abatement of rent or other compensation, nor any direct, indirect or consequential damages shall or will be claimed by Tenant as a result of, nor shall this Lease or any of the obligations of Tenant be affected or reduced by reason of, any such interruption, curtailment, suspension or stoppage in the furnishing of the foregoing services or use, irrespective of the cause thereof. Failure or omission on the part of Landlord to furnish any of the foregoing services or use shall not be construed as an eviction of Tenant, actual or constructive, nor entitle Tenant to an abatement of rent except as described in Section 7.4(e) below, nor to render the Landlord liable in damages, nor release Tenant from prompt fulfillment of any of its covenants under this Lease.

(e) Notwithstanding anything contained in this Lease to the contrary, if (i) an interruption or curtailment, suspension or stoppage of an Essential Service (as said term is hereinafter defined) shall occur, except any of the same due to any negligent or wrongful act or neglect of Tenant or Tenant’s agents, employees or contractors or any person claiming by, through or under Tenant or (any such interruption of an Essential Service being hereinafter referred to as a “Service Interruption”), and (ii) such Service Interruption occurs or continues as a result of the negligence or a wrongful conduct of the Landlord or Landlord’s agents, servants, employees or contractors, and (iii) such Service Interruption continues for more than four (4) full Business Days after Landlord shall have received notice thereof from Tenant and (iv) as a result of such Service Interruption, the conduct of Tenant’s normal operations in the Premises are materially and adversely affected, then there shall be an abatement of one day’s Basic Rent and Additional Rent for each day during which such Service Interruption continues after such four (4) Business Days; provided, however, that if Tenant conducts all or any part of its operations in any portion of the Premises notwithstanding such Service Interruption, then the amount of each daily abatement of Basic Rent and Additional Rent shall only be proportionate to the nature and extent of the interruption of Tenant’s normal operations or ability to use the Premises. The rights granted to Tenant under this Section 7.4(e) shall be Tenant’s sole and exclusive remedy resulting from a failure of Landlord to provide services and Landlord shall not otherwise be liable for any loss or damage suffered or sustained by Tenant resulting from any failure or cessation of services. For purposes hereof, the term “Essential Services” shall mean the following services: access to the Premises, water and sewer/septic service and electricity, but only to the extent that Landlord has an obligation to provide same (or facilities for the same) to Tenant under this Lease. Any abatement of Basic Rent and Additional Rent under this paragraph shall apply only with respect to Basic Rent and Additional Rent allocable to the period after each of the conditions set forth in subsections (i) through (iv) hereof shall have been satisfied and only during such times as each of such conditions shall exist.

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7.5 ELECTRICITY.

(a) Electricity will be provided to the Premises in accordance with the Base Building Specifications attached hereto as Exhibit J. The Building 37 Premises shall be separately metered for electricity such that the applicable public utility company can provide electricity directly to the Building 37 Premises, and Landlord (at its sole cost) shall provide necessary submeters or other equipment or facilities to separate the cost of providing so-called “convenience” electricity from the electricity needed for the HVAC system and equipment serving Building 37 (which HVAC cost, without any service charge or mark-up, shall be an Operating Cost). The term “convenience” electricity shall refer to electricity for all lighting, plug in or hard-wired equipment, but excluding heating, ventilation and air conditioning in the Premises unless such HVAC is supplemental in addition to the base building system and is required due to Tenant’s particular use (including, without limitation, HVAC for a data center or computer room, special process rooms or conference-training centers, fitness centers or cafeterias requiring supplemental HVAC). The Building 131 Premises shall be submetered by the Landlord. In each case, Tenant shall be responsible for payment of all convenience electricity charges to the Landlord during the Term of this Lease and thereafter so long as Tenant is in occupancy of the Premises). Landlord shall permit Landlord’s existing wires, risers, conduits and other electrical equipment of Landlord to be used to supply electricity to Tenant, in common with others, provided, subject to the provisions of Section 7.4(a), Tenant’s demand requirement for convenience electricity shall not exceed the load requirements of 6 watts per square foot of Premises Rentable Area (or, if greater, Tenant’s existing load requirement), and Tenant agrees in its use of the Premises (i) not to exceed such requirements and (ii) that its total connected lighting load it will not exceed the maximum from time to time permitted under applicable governmental regulations. In order to assure that the foregoing requirements are not exceeded and to avert possible adverse effect on the Building’s electric system, Tenant shall not, without Landlord’s prior consent, which consent shall not be unreasonably withheld, connect any fixtures, appliances or equipment to the Building’s electric distribution system other than personal computers, facsimile transceivers, typewriters, pencil sharpeners, adding machines, photocopiers, scanners, word and data processors, clocks, radios, hand-held or desk top calculators, desktop computers and customary “peripherals,” microwave ovens and other similar small electrical equipment normally found in business offices and not drawing more than 20 amps at 120/208 volts.

(b) If Tenant desires to have electricity for the Premises furnished by a provider (an “ASP”) other than the service provider from whom Landlord from time to time shall purchase electricity for the common areas of the Building, Tenant shall not enter into any agreement with any such ASP, or give such ASP permission to install lines or other equipment without the Landlord’s prior written consent in each instance, which consent will not be unreasonably withheld.

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ARTICLE VIII

REAL ESTATE TAXES

8.1 TENANT TO REIMBURSE LANDLORD FOR REAL ESTATE TAXES. Tenant covenants and agrees to pay to Landlord as Additional Rent during the Term of this Lease, the Tax Reimbursement in accordance with this Article VIII. The following terms apply:

(a) “Tax Year” means the tax fiscal year commencing on July 1 and ending on the following June 30. If a taxing authority imposing real estate taxes adopts some other tax fiscal year, the term “Tax Year” shall, as to that taxing authority, mean such adopted tax fiscal year, and appropriate and equitable adjustments shall be made by Landlord and Tenant with respect to the transition period.

(b) “Base Tax Year” means the tax Fiscal Year commencing on July 1,2010 ending on June 30, 2011.

(c) “Real Estate Taxes” means, as to any given Tax Year, real estate taxes and any general or special assessments and betterment assessments (exclusive of penalties thereon) and imposed upon the Complex for any Tax Year.

(d) “Tenant’s Tax Share” shall mean, from December 1, 2009 through the date immediately preceding the New Building 131 Premises Rent Commencement Date, 7.46% (the percentage calculated by dividing the rentable square feet of the Premises (56,450) by the Rentable Square Feet of the Complex (757,144). From and after the New Building 131 Premises Rent Commencement Date, Tenant’s Tax Share shall be the percentage calculated by dividing the Premises Rentable Area by the Rentable Square Feet of the Complex (757,144). Tenant’s Tax Share shall be adjusted proportionately if the Rentable Square Feet of the Complex is increased or decreased or if the size of the Premises is increased or decreased.

(e) “Tax Reimbursement” shall mean with respect to each Tax Year during the Term of this Lease after the Base Tax Year, an amount equal to Tenant’s Tax Share of the increase in Real Estate Taxes for such Tax Year over Real Estate Taxes for the Base Tax Year.

8.2 PAYMENT OF THE TAX REIMBURSEMENT. Landlord shall annually estimate the Tax Reimbursement and, commencing on July 1, 2011, one-twelfth of the amount estimated shall be paid on each Rent Payment Day, whether or not the Real Estate Taxes are due and payable to the applicable taxing authority. Within sixty (60) days after Landlord furnishes Tenant with a copy of the bill(s) for or other evidence of Real Estate Taxes for a Tax Year, Landlord and Tenant shall make an adjustment, with payment to Landlord in the case that Tenant owes additional amounts to Landlord, or with a credit given by Landlord to Tenant against the Tax Reimbursement next coming due, so that Landlord shall receive the entire amount of the Tax Reimbursement with respect to such Tax Year and no more. If at the end of the Term of this Lease this Lease shall be in effect for less than a full Tax Year, the Tax Reimbursement for that Tax Year shall be prorated based on the number of days this Lease shall be in effect during such Tax Year. If this Lease expires or is terminated during a Tax Year, the adjustment referred to above shall occur upon such expiration or termination, or, if necessary, as soon thereafter as accurate information as to the Real Estate Taxes for the Tax Year is known, except that Landlord shall refund to Tenant any such excess payment, but Landlord may deduct from any adjustment due Tenant, any unpaid Rent or other claims that Landlord may have against Tenant.

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8.3 ABATEMENT. Nothing contained in this Lease shall obligate Landlord to seek any abatement of Real Estate Taxes. If Landlord shall seek an abatement (or otherwise contest with a taxing authority the Real Estate Taxes), and if, after Tenant shall have made a payment to reimburse Landlord on account of such Real Estate Taxes, Landlord shall receive a refund with respect to a Tax Year of any portion of the Real Estate Taxes on which such payment shall have been based, then of the net refund (i.e., the amount of the refund remaining after deducting all actual and reasonable out-of-pocket expenses (including reasonable attorneys’ fees and expenses) incurred by Landlord in obtaining such refund), Landlord shall grant Tenant a credit against Rent next coming due in the amount of Tenant’s Tax Share; provided, however, that Landlord need not pay Tenant as aforesaid more than the amount paid by Tenant to Landlord under Section 8.2 for the Lease Year(s) in question. If this Lease expires before Tenant realizes the benefit of the total amount of the credit to which Tenant is entitled under this Section 8.3, then Landlord shall pay Tenant the amount of the outstanding credit within thirty days after the expiration of this Lease after first deducting for any unpaid Rent or other claims that Landlord may have against Tenant, and, if Landlord receives a refund of Real Estate Taxes after the expiration of this Lease that would have resulted in a credit to Tenant under this Section 8.3, then Landlord shall pay to Tenant the amount of such credit within thirty days after the date that Landlord receives the refund from the taxing authority, after first deducting for any unpaid Rent or other claims that Landlord may have against Tenant.

8.4 LANDLORD’S RIGHT TO RECOVER. Tenant covenants and agrees to pay the Tax Reimbursement when due as provided in this Article VIII, for any breach of which Landlord shall have the rights and remedies set forth in Article XIII.

ARTICLE IX

OPERATING AND UTILITY EXPENSES

9.1 EXPENSE ALLOCATION. Tenant shall pay to Landlord as Additional Rent with respect to each Lease Year, the Expense Allocation, as such term is described in this Section 9.1.

Notwithstanding reference in this Section 9.1 or in any other provision of this Lease to a cost, expense, or disbursement paid by or incurred by Landlord, Landlord shall have no obligation to incur the cost (or to perform the work with regard thereto) unless specifically and expressly set forth or incorporated in Article VII, Article IX or other provision of this Lease.

The following definitions are applicable to Section 9.1:

(a) “Base Cost Year”: Fiscal Year 2011, commencing on July 1, 2010 and ending on June 30, 2011.

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(b) “Cost Year”: A Fiscal Year (including without limitation the Base Cost Year) for which the Expense Allocation is applicable.

(c) “Tenant’s Operating Costs Share”: From December 1, 2009 through the date immediately preceding the New Building 131 Premises Rent Commencement Date, the Tenant’s Operating Costs Share shall be: (i) 100% of Building Operating Costs for Building 37; and (ii) 27.44% for Building 131 (the percentage calculated by dividing the rentable square feet of the Premises (13,500) by the rentable square feet of the Building (49,202)). From and after the New Building 131 Premises Rent Commencement Date, the Tenant’s Operating Costs Share shall be: (i) 100% of Building Operating Costs for Building 37; and (ii) for Building 131, the percentage calculated by dividing the rentable square feet of the sum of the Initial Building 131 Premises and the New Building 131 Premises by the rentable square feet of the Building (49,202)).

(d) “Expense Allocation” shall mean, with respect to each Cost Year during the Term of this Lease, an amount equal to Tenant’s Operating Costs Share of the increase in Operating Costs for such Cost Year over the Operating Costs for the Base Cost Year.

(e) “Initial Expense Allocation” shall mean one-twelfth of Landlord’s estimate of Tenant’s Operating Costs Share of the increase in Building Operating Costs for Fiscal Year 2012 over the Building Operating Costs for the Base Cost Year.

(f) “Building Operating Costs”: As defined on Exhibit C.

(g) “Complex Operating Costs”: As defined on Exhibit C.

(h) “Operating Costs”: Collectively, Building Operating Costs and Complex Operating Costs.

9.1.1 Expense Allocation Proration. The Expense Allocation will be prorated for any partial Cost Year occurring within the Term of this Lease, or that exists as a result of the earlier termination of this Lease.

9.1.2 Method of Payment. Payment of the Expense Allocation is described below.

9.1.2.1 Initial Method of Payment. Commencing on July 1,2011, Tenant shall pay one-twelfth of each of the Initial Expense Allocation until Landlord furnishes to Tenant an Annual Operating Estimate as described below.

9.1.2.2 Annual Operating Estimate. Landlord will, within ninety days of the end of each Fiscal Year, and after the Base Cost Year, furnish to Tenant a written estimate (“Annual Operating Estimate”) of the Operating Costs and Expense Allocation for the current Fiscal Year. During such Fiscal Year, commencing on the first day of the first calendar month of the Fiscal Year after the Base Cost Year, Tenant shall pay each month on the Rent Payment Day one-twelfth of the estimated Expense Allocation until Tenant receives another Annual Operating Estimate. If the Annual Operating Estimate shall be furnished to Tenant after the

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commencement of a Fiscal Year, then Tenant shall promptly pay to Landlord an amount equal to the portion of such increase allocable to the part of the current Cost Year that shall have elapsed, and such payment shall be made within thirty (30) days following the date that the Annual Estimate is furnished to Tenant. At any time during a Cost Year (but no more frequently than quarterly), Landlord shall be entitled to update and revise the Annual Operating Estimate if there is an increase or decrease in the Operating Costs during the Cost Year.

9.1.2.3 Occupancy of Building and Complex. If the actual percentage of occupancy of the Building or the Complex is less than one hundred percent for any Cost Year, including the Base Cost Year, the Operating Costs incurred shall be reasonably projected by Landlord on an item-by-item basis to be the estimated Operating Costs that would have been incurred if the Building and the Complex were one hundred percent occupied for such Cost Year (with all tenants paying full rent, as contrasted with free rent, half rent, or like rent concession), and with such services and utilities being supplied to all tenants, and such projected amount shall be included in Operating Costs for such Cost Year. It is understood that such projection will be based on Landlord’s reasonable estimate of the net incremental cost increase for each item of Operating Cost reasonably attributable to the unincurred expenses.

9.1.2.4 Year-End Adjustments. Commencing with the end of the Base Cost Year, Landlord shall within four months after the end of each Fiscal Year furnish to Tenant a statement (“Annual Operating Statement”) of the actual Operating Costs and, with respect to each Cost Year after the Base Cost Year, the Expense Allocation for the Cost Year then ended. Landlord and Tenant shall annually make such adjustments (described below) as may be necessary based on each such Annual Operating Statement, so that for each respective Cost Year (a portion thereof in the case of partial Lease Years, in which case as such amount shall be prorated) Tenant will have paid the amount of the actual Expense Allocation for the Cost Year, as follows:

(a) Underpayment by Tenant. If the Expense Allocation for the Cost Year as shown on the Annual Operating Statement exceeds the total payments made by Tenant with respect to estimates of same for the Cost Year, then Tenant shall pay Landlord the deficiency within thirty days after receipt of the Annual Operating Statement.

(b) Overpayment by Tenant. If the Expense Allocation for the Cost Year as shown on the Annual Operating Statement is less than the total monthly payments made by Tenant with respect to estimates of same for the Cost Year, Landlord shall give Tenant a credit (in the amount of such excess) against Rent, Tax Reimbursement payments, or other payments next coming due, unless the Lease has expired, in which case Landlord shall pay to Tenant, within thirty (30) days of the date of delivery to Tenant of such Annual Operating Statement, such excess after first deducting for any unpaid Rent or other claims that Landlord may have against Tenant. If an Event of Default existed under this Lease when this Lease terminates or expires, then any adjustment payments to be made by Landlord to Tenant may be reduced by (and Landlord may retain) any amounts owed by Tenant to Landlord, whether under this Lease or otherwise.

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9.1.3 Record Keeping. Landlord shall keep full and accurate books of account covering Operating Costs, and the Annual Operating Statement shall accurately reflect same and Tenant’s share thereof. The books of account and all supporting documents shall be retained by Landlord for a period of at least one year after the delivery to Tenant of each Annual Operating Statement. Unless Tenant sends Landlord Tenant’s Audit Notice in compliance with Section 9.1.3, then Tenant shall be deemed to have waived its right to object to the calculation of Expense Allocation for the year in question and the calculation of the Expense Allocation set forth on such statement shall be final.

9.2 INSPECTION AND AUDIT RIGHTS. Upon Tenant’s written request given within one (1) year after Landlord delivers to Tenant the Annual Operating Statement (“Tenant’s Audit Notice”), Tenant shall have the right to inspect or audit Landlord’s books of account and all supporting documents with respect to matters set forth in the Annual Operating Statement. No audit or inspection shall extend to periods of time before the Commencement Date, provided, however, that Tenant shall remain entitled to any audit or inspection rights set forth in the Original Lease with respect to the period prior to the Commencement Date (subject to the provisions, conditions and restrictions of the Original Lease). Tenant’s audit or inspection shall commence no later than sixty (60) days after Tenant’s Audit Notice, and shall be conducted only at Landlord’s offices or the offices of Landlord’s property manager, in either case, within the greater Boston area, during business hours reasonably designated by Landlord, and shall be completed no later than 180 days after Tenant’s Audit Notice. However, any unreasonable delays by Landlord shall extend the permitted time for the audit on a day for day basis. Tenant shall pay all costs of such audit or inspection. An audit may be made only by a reputable firm first approved by Landlord, which approval shall not be unreasonably withheld. As a condition to performing any such inspection or audit, Tenant and its examiners shall be required to execute and deliver to Landlord an agreement, in form reasonably acceptable to Landlord, agreeing to keep confidential any information that it discovers about Landlord, the Buildings or the Complex in connection with such examination, provided, however, Tenant shall be permitted to disclose such information as is necessary to its accountants, agents or partners, or as required for any financial filings. Tenant may not conduct an inspection or have an audit performed under this Section 9.2 more than once with respect to any Fiscal Year. Landlord shall keep full and accurate books of account covering the Operating Costs and the Annual Operating Statement shall accurately reflect same and Tenant’s share thereof.

9.2.1 Results of Audit. If Tenant’s inspection or audit reveals an overcharge to Tenant of the greater of (i) more than three percent (3%) of the annual Expense Allocation, and (ii) $1,500.00, then Landlord shall reimburse Tenant for up to $5,000.00 of the reasonable costs of such audit or inspection within thirty days of receipt of a reasonably detailed invoice therefor. Regardless of the magnitude of any overcharge or underpayment revealed by any such audit, Landlord shall refund to Tenant any overpayment of Expense Allocation, and Tenant shall pay to Landlord any underpayment of Expense Allocation as revealed by such audit or inspection within thirty (30) days after notification thereof, and in each instance together with interest at the annual rate of the Prime Rate plus three percent.

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9.3 UTILITY PAYMENTS. Beginning on the Commencement Date, Tenant shall be responsible for the payment of all metered or submetered utilities used and consumed in the Premises directly to the appropriate utility company. Electricity and natural gas used and consumed in the Premises will be measured by separate meters which are in the control of the Landlord.

ARTICLE X

INDEMNITY AND PUBLIC LIABILITY INSURANCE

10.1 INDEMNITY.

(a) Except to the extent that such claims arise from the negligent acts or omissions of Landlord or its agents or employees, Tenant agrees to indemnify and save harmless Landlord and Landlord’s partners, members, shareholders, officers, directors, managers, employees, agents and contractors from and against all claims, loss, cost, damage or expense of whatever nature arising: (i) from any accident, injury or damage whatsoever to any person, or to the property of any person, occurring in or about the Premises; (ii) from any accident, injury or damage whatsoever to any person, or to the property of any person, occurring outside of the Premises but on the Property where such accident, damage or injury results or is claimed to have resulted from an act or omission on the part of Tenant or Tenant’s agents, employees, contractors or sublessees; or (iii) the use or occupancy of the Premises or of any business therein, or any thing or work whatsoever done, or any condition created (other than by Landlord) in or about the Premises; and, in any case, occurring after the date of this Lease until the end of the Term of this Lease and thereafter so long as Tenant is in occupancy of any part of the Premises. This indemnity and hold harmless agreement shall include indemnity against all losses, costs, damages, expenses and liabilities incurred in or in connection with any such claim or proceeding brought thereon, and the defense thereof, including, without limitation, reasonable attorneys’ fees and costs at both the trial and appellate levels.

(b) Landlord agrees to indemnify and save harmless Tenant and Tenant’s officers, directors, employees, agents and contractors from and against all claims, loss, cost, damage or expense of whatever nature arising from any accident, injury or damage, to the extent that such accident, damage or injury results from a negligent or willful and wrongful act or omission on the part of Landlord or Landlord’s agents, contractors or employees and occurring after the date of this Lease until the end of the Term of this Lease, except to the extent that such claims arise from the negligent acts or omissions of Tenant or its agents, contractors or employees. This indemnity and hold harmless agreement shall include indemnity against all losses, costs, damages, expenses and liabilities incurred in or in connection with any such claim or proceeding brought thereon, and the defense thereof, including, without limitation, reasonable attorneys’ fees and costs at both the trial and appellate levels.

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10.2 PUBLIC LIABILITY INSURANCE. Tenant agrees to maintain in full force from the date upon which Tenant first enters the Premises for any reason, throughout the Term of this Lease, and thereafter so long as Tenant is in occupancy of any part of the Premises, a policy of commercial general liability and property damage insurance (including broad form contractual liability, independent contractor’s hazard and completed operations coverage) under which Tenant is named as an insured and Landlord, Agent (and any mortgagee and/or ground landlord of Landlord as may be set out in a notice from time to time) are named as additional insureds, and under which the insurer agrees to indemnify and hold Landlord, Agent and those in privity of estate with Landlord, harmless from and against all cost, expense and/or liability arising out of or based upon any and all claims, accidents, injuries and damages set forth in Section 10.1. Tenant may satisfy such insurance requirements by including the Premises in a so-called “blanket” and/or “umbrella” insurance policy, provided that the amount of coverage allocated to the Premises shall fulfill the foregoing requirements. Each such policy shall be non-cancelable and non-amendable with respect to Landlord, Agent and Landlord’s said designees without thirty (30) days’ prior notice, shall be written on an “occurrence” basis, and shall be in at least the amounts of the Initial Public Liability Insurance specified in Section 1.3 or such greater amounts as Landlord shall from time to time request (but not more frequently than annually unless a Default of Tenant exists), and a duplicate original or certificates thereof satisfactory to Landlord, together with a photocopy of the entire policy, shall be delivered to Landlord.

10.3 TENANT’S RISK. Tenant agrees to use and occupy the Premises and to use such other portions of the Property as Tenant is herein given the right to use at Tenant’s own risk. Except to the extent that such claims arise from the negligent or wrongful acts or omissions of Landlord or its agents or employees, neither Landlord nor Landlord’s insurers shall have any responsibility or liability for any loss of or damage to Tenant’s Removable Property. Tenant shall carry “all-risk” property insurance on a “replacement cost” basis, insuring Tenant’s Removable Property and any alterations, additions or improvements installed by Tenant pursuant to Section 5.2, to the extent that the same have not become the property of Landlord, and other so-called improvements and betterments. The provisions of this Section 10.3 shall be applicable from and after the execution of this Lease and until the end of the Term of this Lease, and during such further period as Tenant may use or be in occupancy of any part of the Premises or of the Building.

10.4 INJURY CAUSED BY THIRD PARTIES. Except to the extent that such claims arise from the negligent or wrongful acts or omissions of Landlord or its agents or employees, Tenant agrees that Landlord shall not be responsible or liable to Tenant, or to those claiming by, through or under Tenant, for any loss or damage that may be occasioned by or through the acts or omissions of persons occupying adjoining premises or any part of the premises adjacent to or connecting with the Premises or any part of the Property or otherwise.

10.5 WAIVER OF SUBROGATION. Any property insurance policies carried by Tenant or by Landlord covering the Premises, the Building or the Complex, including policies covering contents, fire, and casualty insurance, shall expressly waive any right on the part of the insurer against Landlord and Tenant, respectively, by subrogation or otherwise. Tenant and Landlord agree that its policies will contain such waiver clause or endorsement if such waiver clause or endorsement is available from such insurer,

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whether or not an additional premium is required. With respect to claims that Tenant may have against Landlord, or claims that Landlord may have against Tenant, for fire or casualty or other damage to any or all of the Premises, property on the Premises, the Building, or other property in the Complex (including business interruption caused thereby), which claims are covered by insurance payable to and protecting Tenant or Landlord, or would have been so covered had Tenant or Landlord obtained the insurance required under this Lease, Tenant or Landlord, as applicable, hereby waives all claims to the extent of Tenant’s or Landlord’s insurance coverage, as applicable, or to the extent of the insurance coverage Tenant or Landlord, as applicable, would have had if Tenant or Landlord, as applicable, obtained the insurance required under this Lease. The foregoing waiver shall apply to claims for damage whether such damage is caused wholly or partially, whether through negligence or otherwise, by Landlord or Tenant, as applicable, or their respective agents, employees, tenants, subtenants, licensees, or assignees.

ARTICLE XI

LANDLORD’S ACCESS TO PREMISES

11.1 LANDLORD’S RIGHTS. Landlord and Agent shall have the right to enter the Premises at all reasonable hours and, except in the case of an emergency, upon reasonable advance notice, for the purpose of inspecting or making repairs to the same, or otherwise exercising its rights or fulfilling its obligations under this Lease, and Landlord and Agent shall also have the right to make access available at all reasonable hours to prospective or existing mortgagees, purchasers or (during the last nine (9) months of the Initial Term or any Extension Term) tenants of any part of the Property.

ARTICLE XII

FIRE, EMINENT DOMAIN, ETC.

12.1 ABATEMENT OF RENT. If the Premises shall be damaged by fire or casualty, Basic Rent and Additional Rent payable by Tenant shall abate proportionately for the period in which, by reason of such damage, there is substantial interference with Tenant’s use of the Premises, having regard for the extent to which Tenant may be required to discontinue Tenant’s use of all or a portion of the Premises, but such abatement or reduction shall end if and when Landlord shall have substantially restored the Premises (excluding any alterations, additions or improvements made by Tenant pursuant to Section 5.2) to the condition in which they were prior to such damage. If the Premises shall be affected by any exercise of the power of eminent domain, Basic Rent and Additional Rent payable by Tenant shall be justly and equitably abated and reduced according to the nature and extent of the loss of use thereof suffered by Tenant. In no event shall Landlord have any liability for damages to Tenant for inconvenience, annoyance or loss of business arising from such fire, casualty or eminent domain.

12.2 LANDLORD’S RIGHT OF TERMINATION. If the Premises or the Building are substantially damaged by fire or casualty (the term “substantially damaged” meaning damage of such a character that the same cannot, in ordinary course, reasonably be expected to be repaired within

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sixty (60) days from the time that repair work would commence), or if any part of the Building is taken by any exercise of the right of eminent domain, then Landlord shall have the right to terminate this Lease (even if Landlord’s entire interest in the Premises may have been divested) by giving notice of Landlord’s election so to do within sixty (60) days after the occurrence of such casualty or the effective date of such taking, whereupon this Lease shall terminate 30 days after the date of such notice with the same force and effect as if such date were the date originally established as the expiration date hereof. In addition, if this Lease is not terminated despite substantial damage to the Premises or the Building, then within sixty (60) days after such damage, Landlord will provide Tenant with the certification of an independent architect or engineer as to the period of time that will, in the good faith opinion of such architect or engineer, be required to effect the repairs to be made by Landlord.

12.3 RESTORATION. If this Lease shall not be terminated pursuant to Section 12.2, Landlord shall thereafter use reasonable efforts to restore the Premises (excluding any alterations, additions or improvements made by Tenant pursuant to Section 5.2 that have not become part of the Premises and the property of Landlord as provided therein) to proper condition for Tenant’s use and occupation, provided that so long as Landlord carries the insurance described in Section 5.5 Landlord’s obligation shall be limited to the amount of insurance proceeds available therefor. If, for any reason, either (x) the architect’s or engineer’s certification delivered by Landlord indicates that the repairs to be performed by Landlord cannot reasonably be expected to be substantially completed before the expiration of four (4) months from the date such repair work commences or (y) despite the use of Landlord’s reasonable efforts, such restoration shall not in fact be substantially completed within four (4) months after the expiration of the sixty day period referred to in Section 12.2, then Tenant shall have the right to terminate this Lease by giving written notice to Landlord thereof within thirty (30) days after the receipt of such estimate or the expiration of such four (4) month period, (which four-month period may be extended for such periods of time as Landlord is prevented from proceeding with or completing such restoration for any cause beyond Landlord’s reasonable control, but in no event for more than an additional three months), provided that such restoration is not completed within such four (4) month period (as so extended) in either case. This Lease shall cease and come to an end without further liability or obligation on the part of either party thirty (30) days after such giving of notice by Tenant unless, within such 30-day period, Landlord substantially completes such restoration. Such right of termination shall be Tenant’s sole and exclusive remedy at law or in equity for Landlord’s failure so to complete such restoration, and time shall be of the essence with respect thereto.

12.4 AWARD. Landlord shall have and hereby reserves and excepts, and Tenant hereby grants and assigns to Landlord, all rights to recover for damages to the Property and the leasehold interest hereby created, and to compensation accrued or hereafter to accrue by reason of such taking, damage or destruction, and by way of confirming the foregoing, Tenant hereby grants and assigns, and covenants with Landlord to grant and assign to Landlord, all rights to such damages or compensation, and covenants to deliver such further assignments and assurances thereof as Landlord may from time to time request, and Tenant hereby irrevocably appoints Landlord its attorney-in-fact to execute and deliver in Tenant’s name all such assignments and assurances. Nothing contained herein shall be construed to prevent Tenant from

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prosecuting in any condemnation proceedings a claim for the value of any of Tenant’s Removable Property installed in the Premises by Tenant at Tenant’s expense and for relocation expenses, provided that such action shall not affect the amount of compensation otherwise recoverable by Landlord from the taking authority.

12.5 LANDLORD’S INSURANCE. Landlord agrees to maintain in full force and effect, during the Term of this Lease, property damage insurance with such deductibles and in such amounts as may from time to time be carried by reasonably prudent owners of similar buildings in the area in which the Property is located, provided that in no event shall Landlord be required to carry other than fire and extended coverage insurance in an amount equal to 100% of the actual insurable cash value of the Building (excluding footing and foundations). Landlord may satisfy such insurance requirements by including the Property in a so-called “blanket” insurance policy, provided that the amount of coverage allocated to the Property shall fulfill the foregoing requirements. If President and Fellows of Harvard College (“Harvard”), or any affiliate of, or related entity to, Harvard is the Landlord under this Lease, it shall have no obligation to carry or maintain such insurance, provided that if Harvard elects not to carry third-party insurance, Harvard shall self-insure for all or any portion of the coverages required by this Section 12.5.

ARTICLE XIII

DEFAULT

13.1 TENANT’S DEFAULT.

(a) If at any time subsequent to the date of this Lease any one or more of the following events (herein referred to as a “Default of Tenant”) shall happen:

(i) Tenant shall fail to pay the Basic Rent, or Additional Rent or other charges hereunder when due and such failure shall continue for three (3) full Business Days after notice to Tenant from Landlord; or

(ii) Tenant shall neglect or fail to perform or observe any other covenant herein contained on Tenant’s part to be performed or observed and Tenant shall fail to remedy the same within thirty (30) days after notice to Tenant specifying such neglect or failure, or if such failure is of such a nature that Tenant cannot reasonably remedy the same within such thirty (30) day period, Tenant shall fail to commence promptly (and in any event within such 30-day period) to remedy the same and to prosecute such remedy to completion with diligence and continuity (and in any event, within ninety (90) days after the notice described in this subparagraph (ii)); or

(iii) Tenant’s leasehold interest in the Premises shall be taken on execution or by other process of law directed against Tenant; or

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(iv) Tenant shall make an assignment for the benefit of creditors or shall be adjudicated insolvent, or shall file any petition or answer seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief for itself under any present or future Federal, State or other statute, law or regulation for the relief of debtors (other than the Bankruptcy Code, as hereinafter defined), or shall seek or consent to or acquiesce in the appointment of any trustee, receiver or liquidator of Tenant or of all or any substantial part of its properties, or shall admit in writing its inability to pay its debts generally as they become due; or

(v) An Event of Bankruptcy (as hereinafter defined) shall occur with respect to Tenant; or

(vi) A petition shall be filed against Tenant under any law (other than the Bankruptcy Code) seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any present or future Federal, State or other statute, law or regulation and shall remain undismissed or unstayed for an aggregate of ninety (90) days (whether or not consecutive), or if any trustee, conservator, receiver or liquidator of Tenant or of all or any substantial part of its properties shall be appointed without the consent or acquiescence of Tenant and such appointment shall remain unvacated or unstayed for an aggregate of ninety (90) days (whether or not consecutive); or

(vii) If: (x) Tenant shall fail to pay the Basic Rent, Additional Rent or other charges hereunder when due or shall fail to perform or observe any other covenant herein contained on Tenant’s part to be performed or observed and Tenant shall fail to cure any such failure within the applicable grace period set forth in clauses (i) or (ii) above; or (y) a Default of Tenant of the kind set forth in clauses (i) or (ii) above shall occur and Landlord shall, in its sole discretion, permit Tenant to cure such Default of Tenant after the applicable grace period has expired; and the same or similar failure shall occur more than three times within the next 365 days (whether or not such similar failure is cured within the applicable grace period); or

(viii) Any breach involving the disturbance (by noise, loud music, odors, or nuisance) of another tenant in the Building or an abutter that results in a formal or informal, oral or written complaint to Landlord by such tenant or abutter or by a governmental official, if such breach or a similar breach continues or occurs ten (10) days after Landlord gives notice to Tenant of such breach, the same shall be a Default of Tenant (without any further right to cure).

then in any such case Landlord may terminate this Lease by notice to Tenant, specifying a date not less than five (5) days after the giving of such notice on which this Lease shall terminate and this Lease shall come to an end on the date specified therein as fully and completely as if such date were the date herein originally fixed for the expiration of the Term of this Lease, and Tenant will then quit and surrender the Premises to Landlord, but Tenant shall remain liable as hereinafter provided.

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(b) For purposes of clause (a)(v) above, an “Event of Bankruptcy” means the filing of a voluntary petition by Tenant, or the entry of an order for relief against Tenant, under Chapter 7, 11, or 13 of the Bankruptcy Code, and the term “Bankruptcy Code” means 11 U.S.C. §101, et seq.. If an Event of Bankruptcy occurs, then the trustee of Tenant’s bankruptcy estate or Tenant as debtor-in-possession may (subject to final approval of the court) assume this Lease, and may subsequently assign it, only if it does the following within 60 days after the date of the filing of the voluntary petition, the entry of the order for relief (or such additional time as a court of competent jurisdiction may grant, for cause, upon a motion made within the original 60-day period):

(i) file a motion to assume the Lease with the appropriate court;

(ii) satisfy all of the following conditions, which Landlord and Tenant acknowledge to be commercially reasonable:

(A)	cure all Defaults of Tenant under this Lease or provide Landlord with Adequate Assurance (as defined below) that it will (x) cure all monetary Defaults of Tenant hereunder within 10 days from the date of the assumption; and (y) cure all nonmonetary Defaults of Tenant hereunder within 30 days from the date of the assumption;

(B)	compensate Landlord and any other person or entity, or provide Landlord with Adequate Assurance that within 10 days after the date of the assumption, it will compensate Landlord and such other person or entity, for any pecuniary loss that Landlord and such other person or entity incurred as a result of any Default of Tenant, the trustee, or the debtor-in-possession;

(C)	provide Landlord with Adequate Assurance of Future Performance (as defined below) of all of Tenant’s obligations under this Lease; and

(D)	deliver to Landlord a written statement that the conditions herein have been satisfied.

(c) For purposes only of the foregoing paragraph (b), and in addition to any other requirements under the Bankruptcy Code, any future federal bankruptcy law and applicable case law, “Adequate Assurance” means at least meeting the following conditions, which Landlord and Tenant acknowledge to be commercially reasonable:

(i) entering an order segregating sufficient cash to pay Landlord and any other person or entity under paragraph (b) above, and

(ii) granting to Landlord a valid first lien and security interest (in form acceptable to Landlord) in all property comprising the Tenant’s “property of the estate,” as that term is defined in Section 541 of the Bankruptcy Code, which lien

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and security interest secures the trustee’s or debtor-in-possession’s obligation to cure the monetary and nonmonetary defaults under the Lease within the periods set forth in paragraph (b) above.

(d) For purposes only of paragraph (b), and in addition to any other requirements under the Bankruptcy Code, any future federal bankruptcy law and applicable case law, “Adequate Assurance of Future Performance” means at least meeting the following conditions, which Landlord and Tenant acknowledge to be commercially reasonable:

(i) the trustee or debtor-in-possession depositing with Landlord, as security for the timely payment of rent and other monetary obligations, an amount equal to the sum of two (2) months’ Basic Rent plus an amount equal to two (2) months’ installments on account of Operating Costs and Taxes, computed in accordance with Articles VIII and IX, of this Lease;

(ii) the trustee or the debtor-in-possession agreeing to pay in advance, on each day that the Basic Rent is payable, the monthly installments on account of Operating Costs and Taxes, computed in accordance with Articles VIII and IX of this Lease;

(iii) the trustee or debtor-in-possession providing adequate assurance of the source of the rent and other consideration due under this Lease;

(iv) Tenant’s bankruptcy estate and the trustee or debtor-in-possession providing Adequate Assurance that the bankruptcy estate (and any successor after the conclusion of the Tenant’s bankruptcy proceedings) will continue to have sufficient unencumbered assets after the payment of all secured obligations and administrative expenses to assure Landlord that the bankruptcy estate (and any successor after the conclusion of the Tenant’s bankruptcy proceedings) will have sufficient funds to fulfill Tenant’s obligations hereunder.

(e) If the trustee or the debtor-in-possession assumes the Lease under paragraph (b) above and applicable bankruptcy law, it may assign its interest in this Lease only if the proposed assignee first provides Landlord with Adequate Assurance of Future Performance of all of Tenant’s obligations under the Lease, and if Landlord determines, in the exercise of its reasonable business judgment, that the assignment of this Lease will not breach any other lease, or any mortgage, financing agreement, or other agreement relating to the Property by which Landlord or the Property is then bound (and Landlord shall not be required to obtain consents or waivers from any third party required under any lease, mortgage, financing agreement, or other such agreement by which Landlord is then bound).

(f) For purposes only of paragraph (e) above, and in addition to any other requirements under the Bankruptcy Code, any future federal bankruptcy law and applicable case law, “Adequate Assurance of Future Performance” means at least the satisfaction of the following conditions, which Landlord and Tenant acknowledge to be commercially reasonable:

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(i) the proposed assignee submitting a current financial statement, audited by a certified public accountant, that allows a net worth and working capital in amounts determined in the reasonable business judgment of Landlord to be sufficient to assure the future performance by the assignee of Tenant’s obligation under this Lease; and

(ii) if requested by Landlord in the exercise of its reasonable business judgment, the proposed assignee obtaining a guarantee (in form and substance satisfactory to Landlord) from one or more persons who satisfy Landlord’s standards of creditworthiness.

(g) If this Lease shall have been terminated as provided in this Article, or if any execution or attachment shall be issued against Tenant or any of Tenant’s property whereupon the Premises shall be taken or occupied by someone other than Tenant, then Landlord may re-enter the Premises, either by summary proceedings, ejectment or otherwise, and remove and dispossess Tenant and all other persons and any and all property from the same, as if this Lease had not been made.

(h) In the event of any termination, Tenant shall pay the Basic Rent, Additional Rent and other sums payable hereunder up to the time of such termination, and thereafter Tenant, until the end of what would have been the Term of this Lease in the absence of such termination, and whether or not the Premises shall have been relet, shall be liable to Landlord for, and shall pay to Landlord, as liquidated current damages: (x) the Basic Rent, Additional Rent and other sums that would be payable hereunder if such termination had not occurred, less the net proceeds, if any, of any reletting of the Premises, after deducting all actual third party expenses in connection with such reletting, including, without limitation, all repossession costs, brokerage commissions, legal expenses, attorneys’ fees, advertising, expenses of employees, alteration costs and expenses of preparation for such reletting; and (y) if, in accordance with Section 3.1(a). Tenant commenced payment of the full amount of Basic Rent on any day other than the Rent Commencement Date, the amount of Basic Rent that would have been payable during the period beginning on the Rent Commencement Date and ending on the day Tenant commenced payment of the full amount of Basic Rent under such Section 3.1(a). Tenant shall pay the portion of such current damages referred to in clause (x) above to Landlord monthly on the days which the Basic Rent would have been payable hereunder if this Lease had not been terminated, and Tenant shall pay the portion of such current damages referred to in clause (y) above to Landlord upon such termination.

(i) At any time after such termination, whether or not Landlord shall have collected any such current damages, as liquidated final damages and in lieu of all such current damages beyond the date of such demand, at Landlord’s election Tenant shall pay to Landlord an amount equal to the excess, if any, of the then discounted present value as determined by Landlord in its discretion, reasonably exercised, of the Basic Rent, Additional Rent and other sums as hereinbefore provided which would be payable hereunder from the date of such demand assuming that, for the purposes of this paragraph, annual payments by Tenant on account of Taxes and Operating Costs would be the same as the payments required for the immediately preceding Operating or Tax Year for what would be the then unexpired Term of this Lease if the same remained in effect, over the then fair net rental value of the Premises for the same period.

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(j) In case of any Default by Tenant, re-entry, expiration and dispossession by summary proceedings or otherwise, Landlord shall (i) promptly use reasonable efforts to re-let the Premises or any part or parts thereof, either in the name of Landlord or otherwise, for a term or terms which may at Landlord’s option be equal to or less than or exceed the period which would otherwise have constituted the balance of the Term of this Lease and may grant concessions or free rent to the extent that Landlord considers advisable and necessary to re-let the same and (ii) may make such alterations, repairs and decorations in the Premises as Landlord in its sole commercially reasonable judgment considers advisable and necessary for the purpose of reletting the Premises; and the making of such alterations, repairs and decorations shall not operate or be construed to release Tenant from liability hereunder as aforesaid. Provided Landlord uses such efforts, Landlord shall in no event be liable in any way whatsoever for failure to re-let the Premises, or, in the event that the Premises are re-let, for failure to collect the rent under such re-letting. Tenant hereby expressly waives any and all rights of redemption granted by or under any present or future laws in the event of Tenant being evicted or dispossessed, or in the event of Landlord obtaining possession of the Premises, by reason of the violation by Tenant of any of the covenants and conditions of this Lease. Notwithstanding the foregoing, in no event shall Landlord be required to (i) relet the Premises before leasing other vacant space in the Complex, (ii) lease the Premises for a rental less than the current fair market rental than prevailing for similar office space, (iii) enter into a lease with any proposed tenant that does not have, in Landlord’s sole discretion sufficient financial resources or operating experience to operate the Premises in a first-class manner, or (iv) relet the Premises for use other than the Permitted Use.

(k) Intentionally deleted.

(l) The specified remedies to which either party may resort hereunder are not intended to be exclusive of any remedies or means of redress to which such party may at any time be entitled lawfully, and each party may invoke any remedy (including the remedy of specific performance) allowed at law or in equity as if specific remedies were not herein provided for.

(m) All costs and expenses incurred by or on behalf of Landlord (including, without limitation, attorneys’ fees and expenses at both the trial and appellate levels) occasioned by any Default of Tenant shall be paid by Tenant. All costs and expenses incurred by or on behalf of Tenant (including, without limitation, attorneys’ fees and expenses at both the trial and appellate levels) occasioned by any Default of Landlord shall be paid by Landlord.

13.2 LANDLORD’S DEFAULT. Landlord shall in no event be in default in the performance of any of Landlord’s obligations hereunder unless and until Landlord shall have failed to perform such obligations within thirty (30) days after notice to Landlord specifying such neglect or failure, or if such failure is of such a nature that Landlord cannot reasonably remedy the same within such thirty (30) day period, Landlord shall fail to commence promptly (and in any event within such thirty (30) day period) to remedy the same and to prosecute such remedy to completion with diligence and continuity (and for any failure other than one relating to the structural repair of a building in the Complex, within one hundred twenty (120) days after the notice described above in this Section 13.2). If Tenant notifies Landlord that the failure by

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Landlord involves or gives rise to a situation in which there is a reasonable likelihood of imminent bodily injury or harm, or of imminent and material damage to the Premises or the Tenant’s property, then the 30-day period referred to above will be shortened to a period that is reasonable under the circumstances in question, and Landlord shall promptly commence to cure such failure.

ARTICLE XIV

PROVISIONS PERTAINING TO THE PROPERTY

14.1 COMMUNITY OUTREACH. Tenant acknowledges that Landlord is obligated, under a certain affirmative community outreach agreement by and between Landlord and Watertown Arsenal Development Corporation dated as of the first day of December, 1998, to cause every person and entity conducting a business located in whole or in part in or on the Complex to make every reasonable effort, in employing persons for such business, to give preference to residents of Watertown, Massachusetts. Tenant agrees to make known to Landlord any employment opportunities within Tenant’s business at the Premises (to the extent that such job openings are not being filled from within the Tenant’s business), and authorizes Landlord to advertise those employment opportunities, such that residents of Watertown, Massachusetts will be aware of, and can make application to be considered for, such employment opportunities. Tenant also agrees that if the Tenant advertises any such employment opportunities in any trade publication or in any newspaper, that Tenant shall also concurrently advertise such positions in a similar form, content and size in at least one newspaper based in Watertown with a general circulation throughout Watertown.

14.2 HAZARDOUS MATERIALS.

14.2.1 DEFINITIONS.

(a) As used herein, the term “Environmental Laws” shall mean any federal, state and/or local statute, ordinance, bylaw, code, rule and/or regulation now or hereafter enacted, pertaining to any aspect of the environment or human health, including, without limitation, Chapter 21C, Chapter 2ID, and Chapter 21E of the General Laws of Massachusetts and the regulations promulgated by the Massachusetts Department of Environmental Protection, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. § 9601 et seq., the Resource Conservation and Recovery Act of 1976, 42 U.S.C. § 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. §2061 et seq., the Federal Clean Water Act, 33 U.S.C. §1251, and the Federal Clean Air Act, 42 U.S.C. §7401 et seq.

(b) As used herein, “Hazardous Materials” shall mean each and every element, compound, chemical mixture, contaminant, pollutant, material, waste or other substance which is defined, determined or identified as hazardous or toxic under any Environmental Law, including, without limitation, any “oil,” “hazardous material,” “hazardous waste,” “hazardous substance,” “chemical substance or mixture,” or “asbestos containing materials,” as the foregoing terms (in quotations) are defined in the Environmental Laws.

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(c) As used herein, “Environmental Conditions” shall mean any “disposal,” “release” or “threat of release” of Hazardous Materials on, from or about the Building or Complex or storage of Hazardous Materials on, from or about the Building or Complex.

(d) As used herein “Environmental Restriction” shall mean all the restrictions imposed in the use of the Complex as set forth on Exhibit E attached hereto. As used herein, “FOST” shall mean the Finding of Suitability to Transfer dated July 30, 1998, prepared for the US Department of the Army by the US Army Corps of Engineers.

14.2.2 HAZARDOUS MATERIALS.

(a) Tenant acknowledges that it has received a copy of the Environmental Restrictions and of the FOST. Any handling, treatment, transportation, storage, disposal or use of Hazardous Materials by Tenant in or about the Premises or the Complex and Tenant’s use of the Premises shall comply with all applicable Environmental Laws and the Environmental Restrictions. Tenant shall indemnify, defend upon demand with counsel reasonably acceptable to Landlord, and hold Landlord harmless from and against, any liabilities, losses, claims, damages, interest, penalties, fines, attorneys’ fees, experts’ fees, court costs, remediation costs, and other expenses which result from the use, storage, handling, treatment, transportation, release or disposal of Hazardous Materials in or about the Premises or the Complex by Tenant or Tenant’s agents, employees or contractors after the Commencement Date as well as any violation of the Environmental Restrictions by Tenant or its agents, employees or contractors.

(b) Landlord and Tenant shall each give written notice to the other as soon as reasonably practicable of (i) any communication received by any governmental authority concerning Hazardous Materials which relates to the Premises or the Complex, and (ii) any Environmental Condition. Tenant may use chemicals such as adhesives, lubricants, ink, solvents and cleaning fluids in order to conduct its business at the Premises and to maintain and operate the business machines located in the Premises, and such other Hazardous Materials as are necessary for the operation of Tenant’s business of which Landlord receives notice prior to such Hazardous Materials being brought onto the Premises. At any time during the term of this Lease, Tenant shall, within ten (10) Business Days after written request therefor received from Landlord, disclose in writing all Hazardous Materials that are being used by Tenant in the Premises, the nature of such use and the manner of storage and disposal.

(c) Landlord may cause testing wells to be installed on the Site, and may cause the ground water to be tested to detect the presence of Hazardous Materials by the use of such tests as are then customarily used for such purposes. Without Landlord’s prior written consent, Tenant shall not conduct in the Complex or on the Site any sampling or investigation of soil or ground water to determine the presence of any constituents therein.

14.2.3 OTHER OCCUPANTS. Landlord and Tenant acknowledge that other tenants at the Complex (hereinafter “Other Occupants”) have agreed, in certain circumstances, to indemnify Landlord from certain liabilities, losses, claims, damages, interest, penalties, fines, attorneys’ fees, experts fees, court costs, remediation costs, and other expenses

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which result from the use, storage, handling, treatment, transportation, release or disposal of Hazardous Materials, in or about the Complex, or portions thereof, by such Other Occupant or the agents, employees or contractors of such Other Occupant, as well as any violation of the Environmental Restrictions by such Other Occupant or its agents, employees or contractors. This obligation is called a “Third Party Indemnity”. Landlord and Tenant acknowledge that Tenant may have rights as a third-party beneficiary to such Third Party Indemnities, and Landlord agrees not to interfere with Tenant’s exercise of such third party beneficiary rights, if any. Landlord represents that the Third Party Indemnity contained in its form lease for the Complex is substantially similar to the indemnity contained in the last sentence of Section 14.2.2(a) of this Lease, and that Landlord has obtained a similar indemnity from all tenants which have executed leases at the Complex to date, and intends to request a similar indemnity in substantially all leases subsequently executed.

ARTICLE XV

MISCELLANEOUS PROVISIONS

15.1 EXTRA HAZARDOUS USE. Tenant covenants and agrees that Tenant will not do or permit anything to be done in or upon the Premises, or bring in anything or keep anything therein, which shall increase the rate of property or liability insurance on the Premises or the Property above the standard rate applicable to Premises being occupied for Permitted Uses; and Tenant further agrees that, in the event that Tenant shall do any of the foregoing, Tenant will promptly pay to Landlord, on demand, any such increase resulting therefrom, which shall be due and payable as Additional Rent hereunder. Landlord covenants and agrees that use of the Premises for the Permitted Use will not in itself give rise to Additional Rent pursuant to this Section 15.1.

15.2 WAIVER.

(a) Failure on the part of Landlord or Tenant to complain of any action or non-action on the part of the other, no matter how long the same may continue, shall never be a waiver by Tenant or Landlord, respectively, of any of the other’s rights hereunder. Further, no waiver at any time of any of the provisions hereof by Landlord or Tenant shall be construed as a waiver of any of the other provisions hereof, and a waiver at any time of any of the provisions hereof shall not be construed as a waiver at any subsequent time of the same provisions. The consent or approval of Landlord or Tenant to or of any action by the other requiring such consent or approval shall not be construed to waive or render unnecessary Landlord’s or Tenant’s consent or approval to or of any subsequent similar act by the other.

(b) No payment by Tenant, or acceptance by Landlord, of a lesser amount than shall be due from Tenant to Landlord shall be treated otherwise than as a payment on account of the earliest installment of any payment due from Tenant under the provisions hereof. The acceptance by Landlord of a check for a lesser amount with an endorsement or statement thereon, or upon any letter accompanying such check, that such lesser amount is payment in full, shall be given no effect, and Landlord may accept such check without prejudice to any other rights or remedies which Landlord may have against Tenant.

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15.3 COVENANT OF QUIET ENJOYMENT. Subject to the terms and provisions of this Lease, on payment of the Basic Rent and Additional Rent and observing, keeping and performing all of the other terms and provisions of this Lease on Tenant’s part to be observed, kept and performed, Tenant shall lawfully, peaceably and quietly have, hold, occupy and enjoy the Premises during the term hereof, without hindrance or ejection by any persons claiming under Landlord to have title to the Premises superior to Tenant; the foregoing covenant of quiet enjoyment is in lieu of any other covenant, express or implied.

15.4 LANDLORD’S LIABILITY.

(a) Tenant specifically agrees to look solely to Landlord’s then equity interest in the Property at the time owned, together with rents, issues, profits and proceeds therefrom to the extent held by Landlord, for recovery of any judgment from Landlord; it being specifically agreed that Landlord (original or successor) shall never be personally liable for any such judgment, or for the payment of any monetary obligation to Tenant. The provision contained in the foregoing sentence is not intended to, and shall not, limit any right that Tenant might otherwise have to obtain injunctive relief against Landlord or Landlord’s successors in interest, or to take any action not involving the personal liability of Landlord (original or successor) to respond in monetary damages from Landlord’s assets other than Landlord’s equity interest in the Property, together with rents, issues, profits and proceeds therefrom to the extent held by Landlord.

(b) With respect to any services or utilities to be furnished by Landlord to Tenant, Landlord shall in no event be liable for failure to furnish the same when prevented from doing so by strike, lockout, breakdown, accident, order or regulation of or by any governmental authority, or failure of supply, or failure whenever and for so long as may be necessary by reason of the making of repairs or changes which Landlord is required or is permitted by this Lease or by law to make or in good faith deems necessary, or inability by the exercise of reasonable diligence to obtain supplies, parts or employees necessary to furnish such services, or because of war or other emergency, or for any other cause beyond Landlord’s reasonable control, or for any cause due to any act or neglect of Tenant or Tenant’s servants, agents, employees, licensees or any person claiming by, through or under Tenant, nor shall any such failure give rise to any claim in Tenant’s favor that Tenant has been evicted, either constructively or actually, partially or wholly.

(c) Except as expressly provided in this Lease, in no event shall either party ever be liable to the other for any loss of business or any other indirect or consequential damages suffered from whatever cause.

(d) Where provision is made in this Lease for Landlord’s consent and Tenant shall request such consent and Landlord shall fail or refuse to give such consent, Tenant shall not be entitled to any damages for any withholding by Landlord of its consent, it being intended that Tenant’s sole remedy shall be an action for specific performance or injunction, and that such remedy shall be available only in those cases where Landlord has expressly agreed in writing not to unreasonably withhold its consent. Furthermore, whenever Tenant requests Landlord’s

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consent or approval (whether or not provided for herein), Tenant shall pay to Landlord, on demand, as Additional Rent, any third party expenses actually and reasonably incurred by Landlord (including without limitation legal fees and costs, if any) in connection therewith.

15.5 NOTICE TO MORTGAGEE OR GROUND LESSOR. After receiving notice from any person, firm or other entity that it holds a mortgage or a ground lease which includes the Premises, no notice from Tenant to Landlord alleging any default by Landlord shall be effective unless and until a copy of the same is given to such holder or ground lessor (provided Tenant shall have been furnished with the name and address of such holder or ground lessor), and the curing of any of Landlord’s defaults by such holder or ground lessor shall be treated as performance by Landlord.

15.6 ASSIGNMENT OF RENTS AND TRANSFER OF TITLE.

(a) With reference to any assignment by Landlord of Landlord’s interest in this Lease, or the rents payable hereunder, conditional in nature or otherwise, which assignment is made to the holder of a mortgage on property which includes the Premises, Tenant agrees that the execution thereof by Landlord, and the acceptance thereof by the holder of such mortgage shall never be treated as an assumption by such holder of any of the obligations of Landlord hereunder unless such holder shall, by notice sent to Tenant, specifically otherwise elect and that, except as aforesaid, such holder shall be treated as having assumed Landlord’s obligations hereunder only upon foreclosure of such holder’s mortgage or the taking of possession of the Premises.

(b) In no event shall the acquisition of Landlord’s interest in the Property by a purchaser which, simultaneously therewith, leases Landlord’s entire interest in the Property back to the seller thereof be treated as an assumption by operation of law or otherwise, of Landlord’s obligations hereunder, but Tenant shall look solely to such seller-lessee, and its successors from time to time in title, for performance of Landlord’s obligations hereunder. In any such event, this Lease shall be subject and subordinate to the lease to such purchaser. For all purposes, such seller-lessee, and its successors in title, shall be the Landlord hereunder unless and until Landlord’s position shall have been assumed by such purchaser-lessor.

(c) Except as provided in paragraph (b) of this Section 15.6, in the event of any transfer of title to the Property by Landlord, Landlord shall, upon written assumption by the transferee of all of Landlord’s obligations hereunder (which shall be delivered to Tenant), thereafter be entirely freed and relieved from the performance and observance of all covenants and obligations hereunder.

15.7 RULES AND REGULATIONS. Tenant shall abide by the reasonable Rules and Regulations from time to time established by Landlord, it being agreed that such Rules and Regulations will be established and applied by Landlord in a non-discriminatory fashion, such that all Rules and Regulations shall be generally applicable to other

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tenants of the Complex of similar nature to the Tenant named herein. Landlord agrees to use reasonable efforts to insure that any such Rules and Regulations are uniformly enforced, but Landlord shall not be liable to Tenant for violation of the same by any other tenant or occupant of the Complex, or persons having business with them. In the event that there shall be a conflict between such Rules and Regulations and the provisions of this Lease, the provisions of this Lease shall control. The Rules and Regulations currently in effect are set forth in Exhibit D.

15.8 ADDITIONAL RENT. If Tenant shall fail to pay when due any sums under this Lease designated as Additional Rent, Landlord shall have the same rights and remedies as Landlord has hereunder for failure to pay Basic Rent.

15.9 INVALIDITY OF PARTICULAR PROVISIONS. If any term or provision of this Lease, or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Lease, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Lease shall be valid and be enforced to the fullest extent permitted by law.

15.10 PROVISIONS BINDING, ETC. Except as herein otherwise provided, the terms hereof shall be binding upon and shall inure to the benefit of the successors and assigns, respectively, of Landlord and Tenant (except in the case of Tenant, only such assigns as may be permitted hereunder) and, if Tenant shall be an individual, upon and to his heirs, executors, administrators, successors and permitted assigns. Each term and each provision of this Lease to be performed by Tenant shall be construed to be both a covenant and a condition. The reference contained to successors and assigns of Tenant is not intended to constitute a consent to assignment by Tenant, but has reference only to those instances in which Landlord may later give consent to a particular assignment as required by those provisions of Article VI hereof.

15.11 RECORDING. Tenant agrees not to record this Lease, but, if the Term of this Lease (including any extended term) is seven (7) years or longer, each party hereto agrees, on the request of the other, to execute a so-called notice of lease in recordable form and complying with applicable law and reasonably satisfactory to Landlord’s attorneys. In no event shall such document set forth the rent or other charges payable by Tenant under this Lease; and any such document shall expressly state that it is executed pursuant to the provisions contained in this Lease, and is not intended to vary the terms and conditions of this Lease. At Landlord’s request, promptly upon expiration of or earlier termination of the Term, Tenant shall execute and deliver to Landlord a release of any document recorded in the real property records for the location of the Property evidencing this Lease, and Tenant hereby appoints Landlord Tenant’s attorney-in-fact, coupled with an interest, to execute any such document if Tenant fails to respond to Landlord’s request to do so within fifteen (15) days. The obligations of Tenant under this Section shall survive the expiration or any earlier termination of the Lease.

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15.12 NOTICES. Whenever, by the terms of this Lease, notices shall or may be given either to Landlord or to Tenant, such notice shall be in writing and shall be sent by registered, express or certified mail, postage prepaid, return receipt requested, or by a recognized express delivery or courier service:

If intended for Landlord, addressed to Landlord at Landlord’s Original Address and marked: “Attention: Audrey K. Wang, with copies to Marcia C. Robinson, Esq., Bingham McCutchen LLP, One Federal Street, Boston, Massachusetts 02110 (or to such other address or addresses as may from time to time hereafter be designated by Landlord by like notice).

If intended for Tenant, addressed to Tenant at Tenant’s Original Address with a copy to: Stephen T. Langer, Esq., Langer & McLaughlin, LLP, 855 Boylston Street, Boston, MA 02116, (or to such other address or addresses as may from time to time hereafter be designated by Tenant by like notice).

All such notices shall be effective on the earlier of (a) actual receipt, or (b) three (3) Business Days after being deposited in the United States Mail within the Continental United States, provided that the same are received in ordinary course at the address to which the same were sent. Any notice claiming the existence of a breach or default by the recipient thereof, shall be sent only by hand or by nationally recognized, reputable overnight delivery or courier service (such as Federal Express or UPS) and shall state at the top of such notice “THIS IS A NOTICE OF DEFAULT UNDER A LEASE, AND FAILURE TO CURE THIS DEFAULT WITHIN THE TIME PROVIDED MAY RESULT IN A TERMINATION OF THE LEASE.”

15.13 WHEN LEASE BECOMES BINDING. The submission of this document for examination and negotiation does not constitute an offer to lease, or a reservation of, or option for, the Premises, and this document shall become effective and binding only upon the execution and delivery hereof by both Landlord and Tenant. This Lease is the entire agreement between Landlord and Tenant, and expressly supersedes any negotiations, considerations, representations and understandings between Landlord and Tenant or other written documents relating hereto. This Lease may be modified or altered only by written agreement between Landlord and Tenant, and no act or omission of any employee or agent of Landlord shall alter, change or modify any of the provisions hereof.

15.14 PARAGRAPH HEADINGS AND INTERPRETATION OF SECTIONS. The paragraph headings throughout this instrument are for convenience and reference only, and the words contained therein shall in no way be held to explain, modify, amplify or aid in the interpretation, construction or meaning of the provisions of this Lease. The provisions of this Lease shall be construed as a whole,

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according to their common meaning (except where a precise legal interpretation is clearly evidenced), and not for or against either party. Use in this Lease of the words “including,” “such as” or words of similar import, when followed by any general term, statement or matter, shall not be construed to limit such term, statement or matter to the specified item(s), whether or not language of non-limitation, such as “without limitation” or “including, but not limited to,” or words of similar import, are used with reference thereto, but rather shall be deemed to refer to all other terms or matters that could fall within a reasonably broad scope of such term, statement or matter.

15.15 RIGHTS OF MORTGAGEE OR GROUND LESSOR. As of the Commencement Date, there is no mortgage encumbering the Property. This Lease shall be subordinate to any mortgage or ground lease from time to time encumbering the Premises, whether executed and delivered prior to or subsequent to the date of this Lease, if the holder of such mortgage or ground lease shall so elect, provided that, with respect to any subsequent mortgage, the ground lessor or holder of any such mortgage enters into a subordination, non-disturbance and attornment agreement with Tenant on such lessor’s or mortgagee’s customary form. If this Lease is subordinate to any mortgage or ground lease and the holder thereof (or successor), shall succeed to the interest of Landlord, at the election of such holder (or successor) Tenant shall attorn to such holder and this Lease shall continue in full force and effect between such holder (or successor) and Tenant. Tenant agrees to execute such instruments of subordination, non-disturbance or attornment in confirmation of the foregoing agreement as such holder may request, so long as the same are in form and substance reasonably acceptable to Tenant, and, upon written request by Tenant, Landlord agrees to use commercially reasonable efforts (but shall not be obligated) to obtain the same from such holder.

15.16 STATUS REPORT. Recognizing that both parties may find it necessary to establish to third parties, such as accountants, banks, mortgagees, ground lessors, or the like, the then current status of performance hereunder, either party, on the request of the other made from time to time, will promptly furnish to Landlord, or the holder of any mortgage or ground lease encumbering the Premises, or to Tenant, as the case may be, a statement of the status of any matter pertaining to this Lease, including, without limitation, acknowledgments that (or the extent to which) each party is in compliance with its obligations under the terms of this Lease. The parties agree to respond to any such request within ten (10) Business Days after receipt of such request.

15.17 SECURITY DEPOSIT. Intentionally deleted.

15.18 REMEDYING DEFAULTS. Landlord shall have the right after written notice to Tenant, but shall not be required, to pay such sums or do any act which requires the expenditure of monies which may be necessary or appropriate by reason of the failure or neglect of Tenant to perform any of the provisions of this Lease, and in the event of the exercise of such right by Landlord, Tenant agrees to pay to Landlord forthwith upon demand all such sums, together with interest thereon at a rate equal to 3% over the base rate in effect from time to time

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at Bank of America, N.A. as Additional Rent. Any payment of Basic Rent, Additional Rent or other sums payable hereunder not paid when due shall, at the option of Landlord, bear interest at a rate equal to 3% over the base rate in effect from time to time at Bank of America, N.A. from the due date thereof and shall be payable forthwith on demand by Landlord, as Additional Rent. If at any time during the Term of this Lease Bank of America, N.A. has ceased to exist, then the interest rate prescribed in this Section 15.18 shall be equal to 3% over the base rate in effect at the largest nationally chartered bank having its headquarters in Boston, Massachusetts.

15.19 HOLDING OVER. Subject to Landlord not having leased the Premises to a third party, and provided that Tenant delivers written notice of its intention to do so not less than eight (8) months prior to the Lease Expiration Date, Tenant may holdover for up to one six (6) month period (the “Holdover Period”). The Basic Rent for the first three (3) months of the Holdover Period shall be at a rate of one and one-quarter (1 1/4) times the Basic Rent then in effect. The Basic Rent for the next three (3) months of the Holdover Period shall be at a rate of one and one-half times (1 1/2) times the Basic Rent then in effect. Tenant shall continue to be responsible for Additional Rent and other charges herein provided (prorated on a daily basis) during the Holdover Period. Thereafter, any holding over by Tenant shall be treated as a daily tenancy at sufferance at a rate equal to two (2) times the Basic Rent then in effect plus Additional Rent and other charges herein provided (prorated on a daily basis) and Tenant shall also pay to Landlord all damages, direct and/or indirect, sustained by reason of any such holding over beyond the Holdover Period. In all other respects, such holding over shall be on the terms and conditions set forth in this Lease as far as applicable.

15.20 SURRENDER OF PREMISES. Upon the expiration or earlier termination of the Term of this Lease, Tenant shall peaceably quit and surrender to Landlord the Premises in neat and clean condition and in good order, condition and repair, together with all alterations, additions and improvements which may have been made or installed in, on or to the Premises prior to or during the Term of this Lease, excepting only damage due to Landlord’s breach of its obligations hereunder or Landlord’s gross negligence or willful misconduct, ordinary wear and use and damage by fire or other casualty for which, under other provisions of this Lease, Tenant has no responsibility of repair or restoration. Tenant shall remove all of Tenant’s Removable Property and, to the extent specified by Landlord as provided in Section 5.2, all alterations and additions made by Tenant and all partitions wholly within the Premises unless installed initially by Landlord in preparing the Premises for Tenant’s occupancy; and shall repair any damages to the Premises or the Building caused by such removal. Any Tenant’s Removable Property which shall remain in the Building or on the Premises after the expiration or termination of the Term of this Lease shall be deemed conclusively to have been abandoned, and either may be retained by Landlord as its property or may be disposed of in such manner as Landlord may see fit, at Tenant’s sole cost and expense.

15.21 HARVARD NAME. Unless Landlord gives its prior written consent in each instance, Tenant shall not (i) use the word “Harvard” (whether alone or in combination with other words, except that the combination “Harvard Square” is permitted), (ii) display or otherwise use the name, emblem, or logo (or any similar name, emblem, or logo) of any school,

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department, or other component, constituent, or affiliate of Landlord (collectively, “Harvard Name”), (iii) otherwise refer to Landlord or any school, department, or other component or affiliate of Landlord, whether in or on any sign, advertisement (including any newspaper, television, or radio advertisement), commercial announcement, circular, flier, or other publication, or (iv) stock in or sell from the Premises merchandise bearing the Harvard Name. Landlord will have the right to seek to enforce the foregoing provision in judicial proceedings by a decree of specific performance and appropriate injunctive relief as may be applied for and granted in connection with such enforcement.

15.22 BROKERAGE. Tenant warrants and represents that Tenant has dealt with no broker in connection with the consummation of this Lease other than the Brokers, and, in the event of any brokerage claims against Landlord predicated upon prior dealings with Tenant, Tenant agrees to defend the same and indemnify Landlord against any such claim (except any claim by the Brokers). Landlord warrants and represents that Landlord has dealt with no broker in connection with the consummation of this Lease other than the Brokers, and, in the event of any brokerage claims against Tenant predicated upon prior dealings with Landlord, Landlord agrees to defend the same and indemnify Tenant against any such claim (except any claim by the Brokers).

15.23 DISPUTE RESOLUTION. In the event of a dispute between Landlord and Tenant pursuant to this Lease (other than a dispute relating to the payment of Basic Rent and estimated payments on account of Taxes and/or Operating Costs) the parties agree that prior to pursuing other available remedies (but excluding the giving of notices of a default by the other party), they will attempt to directly negotiate resolution of their dispute. If negotiation is unsuccessful, then they agree to participate in at least three hours of mediation to be facilitated by a mediator mutually acceptable to them and under the mediation procedures set by the mediator. The mediation session shall be conducted within thirty (30) days of the date on which the mediator receives the request to mediate. The costs of such mediation shall be shared equally by the parties.

15.24 WAIVER OF JURY TRIAL. Landlord and Tenant hereby each waive trial by jury in any action, proceeding or counterclaim brought by either against the other, on or in respect of any matter whatsoever arising out of or in any way connected with this Lease, the relationship of Landlord and Tenant or Tenant’s use or occupancy of the Premises.

15.25 NOT AN OFFER. The submission of an unsigned copy of this document to Tenant for Tenant’s consideration does not constitute an offer to lease the Premises or an option to or for the Premises. This document shall become effective and binding only upon the execution and delivery of this Lease by both Landlord and Tenant.

15.26 TIME IS OF THE ESSENCE. Time is of the essence of each provision of this Lease.

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15.27 MULTIPLE COUNTERPARTS. This Lease may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document.

15.28 GOVERNING LAW. This Lease shall be governed exclusively by the provisions hereof and by the laws of The Commonwealth of Massachusetts as the same may from time to time exist.

15.29 ADDITIONAL PROVISIONS. The additional provisions included in the Lease Rider attached hereto as Exhibit G are incorporated in this Lease by reference.

[signatures to follow]

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IN WITNESS WHEREOF, Landlord and Tenant have caused this Lease to be duly executed, under seal, by persons hereunto duly authorized, in multiple copies, each to be considered an original hereof, as of the date first set forth above.

LANDLORD:

PRESIDENT AND FELLOWS OF HARVARD COLLEGE

By:	/s/ THOMAS E. VAUTIN
Name:	Thomas E. Vautin
Title:	Acting V.P. for Administration

By:	/s/ JAMES W. GRAY
Name:	James W. Gray
Title:	Assoc. V.P. of Harvard Real Estate Services

TENANT:

BRIGHT HORIZONS CHILDREN’S CENTERS, LLC

By:	/s/ STEPHEN DREIER
Name:	Stephen Dreier
Title:	CAO

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Exhibit G

Lease Rider

The following provisions are hereby incorporated into this Lease.

A. Extension Options

1. Extension Options. Provided that, at the time of each such exercise, (i) this Lease is still in full force and effect, (ii) Tenant and/or any Tenant successors, sublessees or assignees for which Landlord’s consent was not required is occupying no less than sixty percent (60%) of the Premises for the conduct of its business, and (iii) no Default of Tenant shall have occurred and be continuing, Tenant shall have the right and option to extend the Term of this Lease for the entire Premises for two (2) extended terms often (10) years each (the “Extension Terms”). Any Extension Term shall commence on the day immediately succeeding the expiration date of the Initial Term or the first Extension Term, as the case may be, and shall end on the day immediately preceding the tenth (10th) anniversary of the first day of such Extension Term. Tenant shall exercise such option to extend by giving written notice to Landlord of its desire to do so not later than twelve (12) months prior to the expiration date of the Initial Term or the first Extension Term, as the case may be. Within ten (10) Business Days after receiving Tenant’s notice of its desire to extend the term of this Lease, Landlord shall provide Tenant with Landlord’s good faith estimate of the Fair Market Rental Value of the Premises for the applicable Extension Term (to be estimated as of the first day of the applicable Extension Term). The giving of such notice of extension by Tenant shall automatically extend the Term of this Lease for the applicable Extension Term, and no instrument of renewal or extension need be executed. In the event that Tenant fails to give such notice to Landlord, this Lease shall automatically terminate at the end of the Initial Term or the first Extension Term, as applicable, and Tenant shall have no further option to extend the Term of this Lease. Any Extension Term shall be on all the terms and conditions of this Lease, except: (i) during the second Extension Term, the provisions of this Section A shall not be effective, and (ii) (a) the annual Basic Rent for each Extension Term shall be ninety-five percent (95%) of the Fair Market Rental Value for the Premises as of the commencement of such Extension Term.

2. Fair Market Rental Value. For purposes of Section A of this Exhibit G, the term “Fair Market Rental Value” shall mean the market rental value per year for the Premises, as of the commencement of the applicable Extension Term, as agreed by Landlord and Tenant.

If Tenant is unwilling to accept Landlord’s estimate of Fair Market Rental Value as set forth in Landlord’s notice referred to in Section A(l) above, and the parties are unable to reach agreement thereon within thirty (30) days after the giving of such notice by Landlord, then Landlord and Tenant shall, not later than thirty (30) days after the expiration of the aforesaid thirty (30) day period, each retain a real estate professional with at least ten (10) years continuous experience in the business of appraising or marketing commercial real estate in the greater Boston area who shall, within thirty (30) days of his or her selection, prepare a written report summarizing his or her determination of the Fair Market Rental Value for such Extension Term. Landlord and Tenant shall simultaneously exchange such reports; provided, however, if either party has not obtained such a report within sixty (60) days after Tenant receives the Fair

Market Rental Value Notice, then the determination set forth in the other party’s report shall be final and binding upon the parties. If both parties receive reports within such time and the lower determination is within ten percent (10%) of the higher determination, then the greater of (i) the annual Basic Rent in effect immediately preceding such Extension Term or (ii) the average of the two determinations shall be deemed to be the Fair Market Rental Value for such Extension Term. If the lower determination is not within ten percent (10%) of the higher determination, then Landlord and Tenant shall mutually select a person with the qualifications stated above (the “Final Professional”) to resolve the dispute as to the Fair Market Rental Value for such Extension Term. If Landlord and Tenant cannot agree upon the designation of the Final Professional within thirty (30) days of the exchange of the first valuation reports, either party may apply to the American Arbitration Association, the Greater Boston Real Estate Board, or any successor thereto, for the designation of a Final Professional. Within ten (10) days of the selection of the Final Professional, Landlord and Tenant shall each submit to the Final Professional a copy of their respective real estate professional’s determination of the Fair Market Rental Value for such Extension Term. The Final Professional shall not perform his or her own valuation, but rather shall, within thirty (30) days after such submissions, select the submission which is closest to the determination of the Fair Market Rental Value for such Extension Term which the Final Professional would have made acting alone. The Final Professional shall give notice of his or her selection to Landlord and Tenant and such decision shall be final and binding upon Landlord and Tenant. Each party shall pay the fees and expenses of its real estate professional and counsel, if any, in connection with any proceeding under this paragraph, and the parties shall each pay one-half of the fees and expenses of the Final Professional.

B. Tenant’s Right of First Offer.

1.	Right of First Offer/Conditions

a.	Tenant shall have a right of first offer (the “Right of First Offer”) after initial lease-up, on the First Offer Space, as defined below, upon the terms and conditions set forth in this Section B. This Right of First Offer shall apply only to Bright Horizons Children’s Centers, LLC and Affiliates of Bright Horizons Children’s Centers, LLC, and no other assignee, subtenant or successor of Bright Horizons Children’s Centers, LLC shall have any rights under this Right of First Offer. The term “Affiliate(s)” shall mean an entity that is directly or indirectly through one or more subsidiaries controlled by, is under common control with, or which controls Bright Horizons Family Solutions, LLC or Bright Horizons Children’s Centers, LLC. For the purposes of this Section, “control” shall mean the ownership of more than fifty percent of the beneficial interest of the entity in question, together with rights to exercise more than fifty percent voting control over the entity.

b.	The space that is subject to the rights in this Section A is limited to the following tenantable space that Landlord intends to lease for general office use including, but not limited to the following (the “First Offer Space”): (i) a portion of the first floor of Building 131 consisting of approximately 2,902 rentable square feet; (ii) a portion of the second floor of Building 131 consisting of approximately 10,000 rentable square feet; (iii) a portion of the third floor of Building 131 consisting of approximately 4,200 rentable square feet; and (iv) all of the tenantable space in the building located at 321 Arsenal Street, Watertown, Massachusetts and known as Building 312.

c.	Tenant shall not be permitted to exercise this Right of First Offer, and Landlord shall have no obligation to deliver an Offering Notice, as defined below, unless Landlord determines that the following conditions precedent (collectively, the “First Offer Conditions”) have been satisfied at the time that any First Offer Space becomes available:

(i)	this Lease is in full force and effect and Bright Horizons Children’s Centers, LLC or an Affiliate is the Tenant,

(ii)	No Default of Tenant shall have occurred and be continuing;

(iii)	Landlord determines, based on the then current Tenant’s Financial Statement, that Tenant is sufficiently capable of meeting the additional financial obligations for the First Offer Space (it being agreed that Tenant shall be deemed to be sufficiently capable of meeting the additional financial obligations of the First Offer Space if Tenant’s net worth at the time of the exercise of the Right of First Offer is equal to or greater than $75,000,000.00);

(iv)	Bright Horizons Children’s Centers, LLC or an Affiliate is occupying at least 80% of the Premises;

(v)	The First Offer Space is intended for the exclusive use of Bright Horizons Children’s Centers, LLC or its Affiliates;

(vi)	At least twenty-four (24) months are remaining prior to the expiration of the Term of this Lease; and

(vii)	The existing tenant in any First Offer Space has not extended or renewed its Lease for such First Offer Space or entered into a new lease for such First Offer Space.

2.	Landlord’s Offering Notice. At any time after Landlord has determined that an existing tenant in any First Offer Space will not extend or renew its lease or enter into a new lease for such space, but prior to leasing any such First Offer Space to a party other than the existing tenant of such space, and provided that Landlord has determined that the First Offer Conditions have been satisfied, Landlord agrees to provide Tenant written notice (the “Offering Notice”) of the availability of such First Offer Space. The Offering Notice will (i) identify the First Offer Space that Landlord intends to lease, (ii) set forth the date that Landlord expects to be able to deliver such space for lease; and (iii) indicate the Basic Rent that Landlord is offering such First Offer Space (the “First Offer Space Basic Rent”).

3.	Availability of First Offer Space. The First Offer Space shall not be deemed to be available if Landlord or any affiliate of Harvard intends to occupy such First Offer Space within the time period remaining on the Term of the Lease.

4.	Tenant’s Election. Within ten (10) Business Days after Landlord’s delivery of an Offering Notice to Tenant, Tenant shall either (i) give Landlord written notice that Tenant elects to lease such First Offer Space (the “Acceptance Notice”), or (ii) give Landlord written notice that Tenant elects not to lease the First Offer Space (the “Refusal Notice”). If Tenant timely gives an Acceptance Notice, Landlord and Tenant shall use good faith efforts to negotiate and enter into a written amendment to this Lease incorporating such First Offer space into the Premises demised hereunder. Landlord and Tenant shall enter into such written amendment within thirty days following Landlord’s delivery to Tenant of such written amendment. Such amendment shall provide:

a.	such First Offer Space shall be demised to Tenant upon delivery of the same by Landlord to Tenant (“First Offer Space Commencement Date”) through the Lease Expiration Date (the “First Offer Space Term”), and shall be considered part of the Premises, provided that all of the terms stated in the Offering Notice shall govern Tenant’s leasing of the First Offer Space, including that the Basic Rent for such First Offer Space shall be the First Offer Space Basic Rent, and appropriate adjustments shall be made to Tenant’s Share of Parking Spaces, Tenant’s Share of Operating Costs and Tenant’s Share of Taxes during the First Offer Space Term to reflect the addition of the First Offer Space to the Premises; and

b.	such First Offer Space shall be leased by Tenant in its “As-Is” condition subject to Landlord’s obligation to deliver (i) the services set forth in Section 7.4 of this Lease, and (ii) the First Offer Space in accordance with the provisions of Exhibit J.

5.	Waiver.

a.	In the event that (i) Tenant gives a Refusal Notice, (ii) Tenant fails to give Landlord notice of Tenant’s election within the ten Business Day period described in Section B.4. above, or (iii) Landlord and Tenant fail to enter into a mutually acceptable written amendment to this Lease with respect to such First Offer Space consistent with the terms of the Offering Notice within the thirty day period described in Section B.4. above, then, with respect to the First Offer Space identified in such Offering Notice: (1) Tenant shall be deemed to have waived its Right of First Offer, (2) Landlord shall be deemed to have satisfied its obligations with respect to Tenant’s Right of First Offer, Tenant’s Right of First Offer shall thereafter be terminated, and Tenant shall have no further rights with respect to such First Offer Space for the balance of the Term of this Lease except as expressly set forth in Section 6 below, and (3) Landlord may then enter into a lease for all or any portion of such First Offer Space upon such terms and conditions as Landlord may elect in Landlord’s sole discretion.

b.	Tenant shall execute for the benefit of Landlord a written statement evidencing the waiver, or deemed waiver, of Tenant’s Right of First Offer following any of the circumstances described in Section B.5(a); and if Tenant fails to execute such statement within five (5) Business Days after a written request from Landlord, Tenant shall be deemed to have waived its Right of First Offer.

6.	Reinstatement of Right of First Offer. Notwithstanding anything contained in the foregoing to the contrary, in the event that Tenant does not elect (or deemed to have not elected) to exercise its Right of First Offer described in any Offering Notice and Landlord does not enter into a lease with a third party with respect to such First Offer Space within one hundred eighty (180) days, then Tenant’s Right of First Offer with respect to such First Offer Space shall be re-instated.

C. Rooftop Equipment; Backup Generator.

Tenant may place certain equipment on the roof of the Buildings subject to the following additional requirements and restrictions:

a.	Subject to the provisions of this Section C, the roof of Building 37 may used for housing and operating certain equipment, including, but not limited to a back-up generator, to be purchased and installed by Tenant, all as specifically approved in writing by Landlord (any equipment installed within the roof of Building 37, as the same may be modified, altered or replaced during the term hereof, is collectively referred to herein as “Tenant’s Rooftop Equipment”). Landlord’s approval shall not be unreasonably withheld provided Tenant demonstrates to Landlord’s satisfaction that the proposed equipment (x) does not interfere with any building systems on the roof; (y) will not affect the structural integrity of Building 37 or impact the roof or the roof membrane in any manner; and (z) shall be adequately sound-proofed to meet all requirements of legal requirements and maximum decibel levels for equipment operations.

b.	Tenant shall not install or operate Tenant’s Rooftop Equipment until Tenant has obtained and submitted to Landlord copies of all required governmental permits, licenses, and authorizations necessary for the installation and operation thereof. In addition, Tenant shall comply with all reasonable construction rules and regulations promulgated by Landlord in the installation, maintenance and operation of Tenant’s Rooftop Equipment. Tenant’s contractor shall be subject to reasonable prior written approval by Landlord, and shall be an approved contractor under the terms of the roof warranty.

c.	Landlord shall have no obligation to provide any services including, without limitation, electric current, or gas service to the roof or to Tenant’s Rooftop Equipment, provided, however that Tenant shall have the right to install such services at Tenant’s sole cost and expense and in accordance with the provisions of this Lease.

d.	Tenant shall be responsible for the cost of repairing and maintaining Tenant’s Rooftop Equipment and the cost of repairing any damage to the Buildings, or the cost of any necessary improvements to the Buildings, caused by or as a result of the installation, replacement and/or removal of Tenant’s Rooftop Equipment. At the end of the Term of this Lease, Tenant shall remove all Tenant’s Rooftop Equipment and repair any damage caused by such removal as required by Section 15.20 of this Lease.

e.	Landlord makes no warranties or representations to Tenant as to the suitability of the roof for the installation and operation of Tenant’s Rooftop Equipment.

f.	If any of Tenant’s work on the roof of the Building, including without limitation the installation and maintenance of Tenant’s Rooftop Equipment, damages the roof or invalidates or adversely affects any warranty provided by Landlord to Tenant, Tenant shall be fully responsible for the cost of repairs (and any subsequent repairs to the roof to the extent that any warranty is invalidated or adversely affected).

Tenant may install a backup generator in the location designated on Exhibit A-3 attached hereto, provided that Tenant shall not install or operate such backup generator until Tenant has obtained and submitted to Landlord copies of all required governmental permits, licenses, and authorizations necessary for the installation and operation thereof. In addition, Tenant shall comply with all reasonable construction rules and regulations promulgated by Landlord in the installation, maintenance and operation of such backup generator.

D. Conduit.

Landlord permits Tenant to place cabling in existing conduits (the “Conduit(s)”) located in Building 37, the common areas of Building 131 and the common areas of the Complex, subject to the following terms and conditions:

a.	Any cabling to be installed by Tenant in a Conduit shall be approved by Landlord pursuant to the terms of the 5.2 of this Lease (“Tenant’s Cabling”);

b.	The installation, maintenance and repair of Tenant’s Cabling will be performed by Tenant’s contractors, at Tenant’s expense.

c.	Tenant’s Cabling shall be for the sole use of Bright Horizons Children’s Centers, LLC and may be used only in connection with the Permitted Uses;

d.	Tenant shall have the right, with prior written notice to Landlord (except in cases of emergency, where notice shall be given as promptly as possible), to access the common areas of Building 131 and common areas of the Complex, for the sole purpose of repairing, maintaining and replacing Tenant’s Cabling, provided, however, that Tenant shall indemnify Landlord for any loss, cost, expense or other obligation incurred by Landlord in connection therewith pursuant to the provisions of Section 10.1 of this Lease. Tenant shall promptly repair any damage caused to a Conduit or other users tel/data lines in a Conduit caused by Tenant or Tenant’s agents or contractors.

e.	At the end of the Term of this Lease, Tenant will not be required to remove Tenant’s Cabling, unless Landlord notifies Tenant at the time of installation that Tenant’s Cabling must be removed from the Conduits. In addition, if Tenant ceases to use any of Tenant’s Cabling (“Tenant’s Abandoned Cabling”), Landlord may by delivery of notice to Tenant require Tenant to remove Tenant’s Abandoned Cabling at Tenant’s sole cost and expense, and if Tenant fails to so remove Tenant’s Abandoned Cabling within thirty days of Landlord’s notice, Landlord may remove Tenant’s Abandoned Cabling at Tenant’s cost. Tenant shall repair any damage done to the Buildings or the Complex caused by removal of any Tenant’s Cabling.

In addition, Tenant may install a new conduit connecting Building 37 and Building 131 (the “New Conduit”), subject to Landlord’s approval and satisfaction of the foregoing terms and conditions, such approval not to be unreasonably withheld. Tenant’s installation of the New Conduit shall be done pursuant to the terms and conditions of Section 5.2. The foregoing terms of this Section C shall apply to the New Conduit.

E. Communication Devices.

Subject to approval by all applicable governmental authorities (including without limitation the Watertown Arsenal Development Corporation, the National Park Service and the Massachusetts Historic Commission), so long as this Lease is in full force and effect, and no Default of Tenant shall have occurred and be continuing, Landlord hereby grants to Tenant the right to install, use, maintain and operate microwave dishes, antennae, and/or other communication devices to be located on the roof of either Building 37 or Building 131 (hereinafter the “Communication Devices”), at Tenant’s sole cost and expense in and for the sole use of Tenant, on a technologically sufficient location on the roof of either Building 37 or Building 131, which location shall be proposed by Tenant, and shall be approved by Landlord, in Landlord’s sole discretion. The installation, use, maintenance and operation of the Communication Devices shall at all times comply with all legal requirements and with all of the terms and conditions set forth in Section F below.

F. Covenants of Tenant Relating to Communication Devices.

The following provisions shall apply to any Communication Device installed and maintained or operated by Tenant pursuant to this Lease:

(a) Any installation and operation of Tenant’s Communication Devices shall be performed in accordance with all legal requirements and shall not cause damage to any structural components of Building 37 or Building 131.

(b) Tenant shall carry the insurance required pursuant to this Lease and shall indemnify and hold Landlord harmless from (i) any liability, cost or expense incurred by Landlord in connection with the erection, installation, maintenance and operation of the Tenant’s Communication Devices and any related equipment installed by Tenant, and (ii) any and all claims, costs, damages and expenses (including reasonable attorneys’ fees) arising out of accidents, damage, injury or loss to any and all persons and property resulting from or arising in connection with the erection, installation, maintenance and operation of the Tenant’s Communication Devices.

(c) Tenant shall promptly repair any damage cause by reason of such installation, use, maintenance or operation of Tenant’s Communication Devices, including, without limitation, any repairs, restorations, maintenance, renewals or replacements of the roof (or portion thereof) necessitated by or in any way caused by or relating to such installations or the operation or presence of Tenant’s Communication Devices on the Complex.

(d) If Landlord so requests at the expiration or termination of this Lease, Tenant shall remove such installations and lines and repair any resulting damage to Building 37 and/or Building 131 and restore the roofs and Building 37 and/or Building 131 to the condition that existed prior to any such installation, reasonable wear and tear and damage by casualty excepted, all at or prior to the expiration or earlier termination of the Term of this Lease, and if Landlord does not so request, Tenant may remove the same in accordance with the provisions of this paragraph.

(e) Tenant shall not install the Tenant’s Communication Devices without Landlord’s prior written approval (not to be unreasonably withheld, delayed or conditioned) of the manner of such installation and reasonably detailed plans and specifications prepared by a qualified professional for such installation.

(f) Prior to its installation, Tenant shall submit to Landlord for Landlord’s approval (not to be unreasonably withheld, delayed or conditioned) plans and specification for the Communication Devices. Tenant shall independently obtain the approval of all applicable governmental authorities (including without limitation the Watertown Arsenal Development Corporation, the National Park Service and the Massachusetts Historic Commission), and Landlord shall cooperate with tenant in such efforts at Tenant’s cost. Landlord reserves the right to withhold approval of Tenant’s plan and specifications if, on the advice of Landlord’s engineers, the work contemplated by the plan and specifications would be detrimental to the structural integrity of Building 37 and/or Building 131 or would unreasonably interfere with any other tenant’s use of Building 131. Tenant shall be solely responsible for the cost of installation, operation and maintenance of the Communication Devices. Tenant shall be responsible for obtaining any permits and licenses required for the installation and operation of the Communication Devices and Landlord agrees to cooperate with Tenant to accomplish the same, provided that Tenant shall promptly reimburse Landlord for Landlord’s costs and expenses in connection with such cooperation. Tenant shall have access to the roof to make such repairs, maintenance and alterations to the Communication Devices as may be necessary, subject to restrictions imposed by Landlord.

(g) Tenant’s Communication Devices shall be for the sole use of Tenant, and may be used only in connection with the Permitted Uses.

(h) Tenant’s Communication Devices shall be installed, maintained, used and operated so that the electric current necessary to operate such Communication Devices shall be metered by the electric meter for the Premises or by a separate meter to be installed by Tenant.

(i) Tenant shall keep the Tenant’s Communication Devices in good order and condition, at Tenant’s sole cost and expense, and shall promptly make any necessary repairs thereto.

(j) Tenant, its contractors, agents and employees shall have access to the roof in order to install, repair, maintain, use and operate the Tenant’s Communication Devices, provided that all access by Tenant to the roof shall be subject to the supervision and control of Landlord, and to Landlord’s safeguards for the security and protection of Building 37 and Building 131. Tenant’s contractors shall be subject to prior written approval by Landlord, and shall be an approved contractor under the terms of the roof warranty.

(k) Landlord shall have the right to require relocation of Tenant’s Communication Devices to another site on the roof of Building 37 and/or Building 131. Landlord shall give at least sixty days’ prior notice of such relocation. Such relocation, if any, shall be at Tenant’s sole cost and expense. Notwithstanding anything in this subsection (k) to the contrary, Landlord may relocate Tenant’s Communication Devices to another site of the roof of Building 37 and/or Building 131 prior to the expiration of such sixty-day period at Landlord’s sole cost and expense, unless such relocation was required by legal requirements, in which case it shall be at Tenant’s sole cost and expense.

(l) If requested by Landlord, the Communication Devices shall be installed in such a way, and with appropriate screening materials (to be provided at Tenant’s sole cost and expense) so as to minimize the visibility of the Communication Devices from any vantage point on the ground level of the Complex or the public streets adjoining the Complex.

(m) Tenant shall use reasonable efforts to minimize electronic interference with the Communication Devices of other tenants and licensees at the Complex, in compliance with applicable practices and legal rights and obligations in the telecommunications industry applicable to Communications Devices, as the same may change from time to time.

Exhibit J

Base Building Work

In addition to its obligations defined in this Lease, Landlord, at its sole cost and expense, shall deliver the New Building 131 Premises and any First Offer Space to be delivered pursuant to the Lease with all of the following in place:

BASE BUILDING CONSTRUCTION

a)	Codes and compliance: Tenant Areas, as currently configured are code compliant. Tenant is responsible to ensure Tenant’s redesigns are Code Compliant.

CONDITION OF PREMISES

a)	The premises shall be delivered clear of all furniture, equipment and trade fixtures.

b)	All exterior windows and window treatments shall be in good working condition.

c)	All HVAC equipment free of material defect, in good working order and suitable for re-use.

d)	The area intended for leasehold improvements shall be delivered broom clean, clean and free from any debris.

e)	All building fire alarms, fire sprinklers, smoke detectors, exit lights, life safety equipment and other equipment necessary to meet current building code requirements are installed and operational.

f)	The building’s mechanical, electrical and plumbing services are installed and in good working order.

BASE BUILDING ELECTRICAL:

a)	Design Capacity: Electrical service design capacity shall deliver a minimum of 5 watts per RSF connectable, exclusive of building HVAC. Disconnect switches, transformers, meters and distribution panels are currently in place and in good condition.

b)	Landlord shall provide space and/or location for tenant stand-by power. Space to accommodate a generator having a minimum 500 KV capacity.

c)	Emergency (Life Safety) power for Lighting and Egress Signs is provided by Battery Back Up units.

d)	Fire alarm infrastructure is code compliant.

BASE BUILDING LIFE SAFETY

a)	The premises has a fully operable Building fire protection system, including strobes, panels, etc., which Tenant may connect into.

b)	ADA Strobe: Panel ports available for tie-in of Tenant’s fire protection and life safety systems into Base Building system.

BASE BUILDING HVAC

a)	The premises have a fully installed and operational heating, ventilating and air conditioning (HVAC) system. Landlord shall provide a full description of the systems to Tenant upon Tenant’s request.

b)	The system is capable of delivering interior space conditions, during the Building’s normal business hours, of 72+/- 2 degrees Fahrenheit dry bulb winter (Fdb) and 75°F DB, with a relative humidity of 50% +/- 5% summer, based upon the following design conditions:

i.	One person per 125 rentable square feet.

ii.	Twenty- (20) cfm of outside air per person, based upon one person per 125 RSF

iii.	Five (5) watts/sq. ft. heat loads, (3.5) watts/sq. ft. power and (1.5) watts/sq. ft. lighting.

iv.	Summer outside conditions based upon ASHRAE Fundamentals Climatic Conditions using the 1% Design dry-bulb and mean coincident wet-bulb from the nearest listed City.

v.	Winter outside conditions based upon ASHRAE Fundamentals Climatic Conditions using the 99% Design dry-bulb from the nearest listed City.

c)	Night/weekend set-back shall not allow the Premises to drop below 60 degrees Fdb in winter, or go above 85 degrees Fdb in the summer.

d)	Unoccupied spaces adjacent to Premises shall be maintained between 65 and 80 degrees Fdb during the Building’s normal business hours.

e)	System shall be flexible enough to allow for after hours use with minimum usage charge.

MISCELLANEOUS

a)	Building Access: The building is currently ADA compliant.

b)	Free utilities and use of freight and passenger elevators during Tenant’s construction and move-in period at no additional charge.

c)	Base Building window treatments to be provided by Landlord. All exterior glazing and Building exterior perimeter walls shall be properly insulated, caulked and weatherproofed as required.

Exhibit 10.23

ASSIGNMENT AND ASSUMPTION OF LEASE AND NOVATION

AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION OF LEASE AND NOVATION AGREEMENT (this “Agreement”) is made and entered into this 15th day of June, 2011 by and among Enterprise Mobile, Inc. (“Assignor”), a Delaware corporation, Bright Horizons Children’s Centers LLC (“Assignee”), a Delaware limited liability company, and the President and Fellows of Harvard College (“Landlord”), a Massachusetts educational and charitable corporation.

A. Landlord, as landlord, and Assignor, as tenant, are parties to that certain Lease dated March 30, 2007, and that certain First Amendment to Lease date June 9, 2009 (collectively the “Lease”).

B. Pursuant to the Lease, Assignor leases from Landlord certain premises (the “Premises”) located in a building commonly known as Building 312, located at 321 Arsenal Street, Watertown, MA 02472 containing approximately 8,107 rentable square feet.

C. Assignor desires to assign to Assignee, and Assignee desires to assume from Assignor, as of July 1, 2011 (the “Effective Date”) all of Assignor’s rights and obligations under the Lease accruing from and after the Effective Date, on the terms set forth below.

D. In consideration of Assignee assuming all of Assignor’s rights and obligations under the Lease, Landlord agrees to release Assignor from all liabilities under the Lease accruing from and after the Effective Date, on the terms and conditions set forth below.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties agree as follows, as of the Effective Date:

1. Assignment. Assignor assigns, transfers and conveys to Assignee all of Assignor’s rights, title, obligations and interest in, to and under the Lease. From the date hereof until the Effective Date, Assignor will promptly, fully and completely keep, fulfill, observe, perform and discharge each and every covenant and obligation of the Lease.

2. Assumption.

(a) Assignee unconditionally assumes and shall promptly, fully and completely keep, fulfill, observe, perform and discharge each and every covenant and obligation that may accrue and become performable, due or owing by Assignor under the Lease from and after the Effective Date.

(b) Assignee shall perform the obligations of Assignor that may accrue and become performable, due or owing under the Lease from and after the Effective Date, and Assignee shall be bound by all of the terms and conditions of the Lease in every way as if Assignee were originally a party thereto as Tenant. Assignee shall have no liability or obligation whatsoever with respect to any covenant, condition or obligation arising or accruing under the Lease prior to the Effective Date.

3. Release of Assignor Novation.

(a) Notwithstanding anything to the contrary in the Lease, Landlord releases and forever discharges Assignor, as well as its shareholders, officers, employees, agents and representatives, from all obligations accruing under the Lease after the Effective Date, except for any obligations under the Lease that expressly survive its expiration or termination.

(b) Landlord recognizes Assignee as Assignor’s successor-in-interest in and to the Lease. Commencing on the Effective Date, Assignee by this Agreement becomes entitled to all right, title and interest of Assignor in and to the Lease. Following the Effective Date: (i) the term “Tenant,” as used in the Lease, shall refer to Assignee; (ii) Landlord accepts the liability of Assignee in lieu of the liability of Assignor; and (iii) Landlord shall be bound by the terms of the Lease in every way as if Assignee were named in the Lease in place of Assignor as a party thereto.

(c) Landlord consents to the within assignment and assumption of the Lease and Landlord (i) waives any recapture right that it may have under Section 5.1.8.2 of the Lease as a result of this assignment, and (ii) agrees that neither Assignor nor Assignee shall be responsible for any excess rent or additional rent or consideration described in Section 5.1.8.4 of the Lease. The consent by Landlord to the within assignment and assumption of the Lease shall not be deemed an approval of any future assignment of the Lease or subletting of the Premises or any portion thereof. No further assignment or sublease of all or any portion of the Premises shall be made without the prior written approval of Landlord, if and when required pursuant to and in accordance with the provisions of the Lease.

(d) Landlord represents and warrants to Assignee that, to the best of Landlord’s knowledge as of the date hereof: (i) Assignor is not in breach or default of any terms, covenant, condition or requirement imposed on it under the Lease, and (ii) there exists no grounds or basis for any claim or allegation by Landlord (with or without any further notice or grace period) of any breach or default by Assignor (as Tenant) under the Lease. Landlord agrees that Assignee shall not be responsible for the removal or restoration of any Construction Work (whether or not a Permitted Alteration) or any other alterations, additions or improvements made by or for Assignor in or about the Premises or the Complex prior to the Effective Date.

(e) Landlord represents to Assignee that the Term of the Lease will expire on December 31, 2011.

(f) Landlord agrees that, from and after the Effective Date, Section 5.1.20.2 of the Lease shall be deleted and of no further force or effect.

(g) In accordance with Section 5.1.8.9 of the Lease, Assignor will reimburse Landlord all reasonable costs and expenses incurred by Landlord in connection with the assignment of the Lease to Assignee, and in connection with this Agreement.

4. Ongoing Obligation, Indemnification.

(a) Assignee shall indemnify and hold Assignor harmless from any and all claims, demands, causes of action, losses, costs (including, without limitation, reasonable court costs and attorneys’ fees), liabilities or damages of any kind or nature whatsoever that Assignor may sustain by reason of Assignee’s breach or non-fulfillment (whether by action or inaction), of any covenant or obligation under the Lease to be performed by Assignor or Assignee thereunder after the Effective Date.

(b) Assignor shall indemnify and hold Assignee harmless from any and all claims, demands, causes of action, losses, costs (including, without limitation, reasonable court costs and attorneys’ fees), liabilities or damages of any kind or nature whatsoever that Assignee may sustain by reason of Assignor’s breach or non-fulfillment (whether by action or inaction), of any covenant or obligation under the Lease to be performed by Assignor thereunder prior to the Effective Date, or by reason of any misrepresentation or breach by Assignor of any warranty set forth herein.

(c) Without limitation of the foregoing, as between Assignee and Assignor, Assignor shall remain responsible for all Additional Rent (including without limitation Operating Costs and Real Estate Taxes) due under Articles 3 and 4 of the Lease in respect of the period ending on the day preceding the Effective Date, and Assignee shall remain responsible for the same in respect of the period commencing on the Effective Date. If and at any such time (or from time to time) as Landlord shall deliver any reconciliation, re-computation, true-up or other adjustment or billing on account of any additional rent or other payment due under the Lease, Assignor and Assignee shall allocate the liability between themselves accordingly. Any refund received by Assignee from Landlord in respect of the period prior to the Effective Date shall be paid over to Assignor within fifteen (15) days after receipt, and any payment due from Assignor on account of such period shall be paid to Assignee within fifteen (15) days after demand therefor.

(d) The indemnification obligations under this Section shall be conditioned upon the indemnitee giving notice to the indemnitor promptly after the indenmitee receives notice of the claim and shall survive the expiration or termination of the Lease.

5. Condition; Use; Defaults.

(a) Assignee shall take possession of the Premises in its present “as is” condition, subject to ordinary wear and tear and damage by casualty prior to the Effective Date. No representations or warranties have been made to Assignee concerning the condition of the Premises, nor have any promises to remodel, change, alter, or improve the Premises been made by Assignor or any party on behalf of Assignor. Assignee has completed such investigation of the Premises as Assignee deems appropriate.

(b) Assignor represents and warrants to Assignee that, as of the Effective Date, neither Assignor nor its employees, agents, contractors, licensees or others for whom Assignor is responsible have used, released, deposited, disposed of or otherwise handled any Hazardous Materials in, on Or about the Premises or the Complex in violation of the Lease or in violation of applicable laws, codes or regulations.

(c) Assignor represents and warrants to Assignee that, as of the Effective Date, Assignor has not undertaken any Construction Work in or about the Premises except in strict accordance with the Lease, including without limitation Section 5.1.9 thereof.

(d) Assignor represents and warrants to Assignee that, as of the Effective Date: (i) Assignor is not in breach or default of any terms, covenant, condition or requirement imposed on it under the Lease or with respect to the Premises, and (ii) there exists no grounds or basis for any claim or allegation by Landlord (with or without any further notice or grace period) of any breach or default by Assignor (as Tenant) under the Lease, and (iii) Assignor has not received any notice that any violation of applicable laws, codes or regulations exists and remains uncured in or about the Premises, and (iv) to the best of Assignor’s knowledge, upon reasonable inquiry, Landlord is not in breach or default of any terms, covenant, condition or requirement imposed on Landlord under the Lease or with respect to the Complex.

(e) Assignor represents and warrants to Assignee that no consent or approval from any third party is required in order for Assignor to enter into this Agreement, or perform or be bound by the terms and conditions hereof. Assignor is not bankrupt or insolvent, and will not become so by virtue of this Agreement. There are no liens or encumbrances on or affecting the Premises as a result of any work undertaken by or on behalf of the Assignor (nor does any basis or grounds exist for such a lien or encumbrance).

6. Default By Landlord. Assignor shall not be liable to Assignee for Landlord’s failure to perform any of Landlords obligations under the Lease, nor shall Assignor have any obligation to perform same or to bring legal proceedings or take any other action against Landlord to assure performance of Landlord’s obligations under the Lease. Assignee’s enforcement of the Lease against Landlord shall be at the sole expense of Assignee, and Assignee shall indemnify Assignor against all costs and expenses, including but not limited to reasonable attorneys’ fees, which may be incurred by Assignor in connection with any claim, action, or proceeding so undertaken by Assignee. Any recovery obtained by Assignee shall be the property of Assignee, except that Assignor shall be compensated therefrom for any damages sustained by Assignor as a consequence of such default or breach on the part of Landlord.

7. Return of Letter of Credit. Within thirty (30) days of the Effective Date, Landlord agrees to return to Assignor the Letter of Credit provided by Assignor under Article 7 of the Lease. Landlord agrees that Assignee will not be required to provide any substitute or other letter of credit or security deposit

8. Notices. Any notice, demand, consent, approval, direction, agreement or other communication required or permitted hereunder or under any other documents in connection herewith shall be in writing and shall be directed as follows:

If to Assignor:

Larry Comparone

Director, Global Facilities and Real Estate Intermec Technologies Corporation

6001 36th Avenue West

Everett, WA 98203

with a copy to:

Legal Department

Intermec Technologies Corporation 6001 36th Avenue West

Everett, WA 98203

If to Assignee:

Bright Horizons Children’s Centers, LLC

200 Talcott Avenue South

Watertown, MA 02472

with copy to:

Stephen T. Langer

Langer & McLaughlin, LLP

855 Boylston Street, 6th Floor

Boston, MA 02116

If to Landlord:

President and Fellows of Harvard College

c/o Harvard Real Estate Services

1350 Massachusetts Avenue

Holyoke Center, Suite 800 Cambridge, MA 02138-3826

with a copy to:

Office of the General Counsel Harvard University

1350 Massachusetts Avenue

Holyoke Center, Suite 980

Cambridge, MA 02138-3834

with a copy to:

Beal & Company, Inc.

177 Milk Street

Boston, MA 02109

Attention: Vice President, Property Management

All notices, demands, requests, consents or approvals that may or are required to be given by any party to another shall be in writing and shall be deemed given when actually received by the other party, if: (i) served personally; (ii) sent by nationally-recognized overnight courier with return receipt; or (iii) sent by United States registered or certified mail, postage prepaid, return receipt requested and addressed to such other party at the address specified above or at such other place as such other party may from time to time designate by notice in writing to the other parties hereto. Notwithstanding the foregoing, rejection or other refusal to accept a notice, request or demand, or the inability to deliver because of a changed address of which no notice was given, shall be deemed to be actual receipt thereof

9. No Broker. The parties represent to each other that this Agreement was negotiated directly, without the use of any real estate broker. Each party shall hold the other harmless from any liability or loss, including reasonable attorneys’ fees, resulting from a misrepresentation under this Section.

10. Miscellaneous.

(a) Any capitalized terms not otherwise defined within this Agreement shall have the meanings set forth in the Lease.

(b) Each provision of this Agreement shall extend, bind and inure to the benefit of Landlord, Assignor and Assignee and their respective permitted successors and assigns, including without limitation successor assignees of the Lease.

(c) This Agreement contains the entire agreement between the parties, and all prior negotiations and agreements are merged in this Agreement. This Agreement may not be changed, modified or discharged, in whole or in part, except by a written instrument executed by the party against whom enforcement of the change, modification or discharge is sought.

(d) This Agreement may be executed in any number of counterparts, each of which upon execution and delivery shall be considered an original for all purposes; provided, however, all such counterparts shall, together, upon execution and delivery, constitute one and the same instrument.

(e) This Agreement shall be governed in all respects by the laws of the Commonwealth of Massachusetts.

(f) If any term or provision of this Agreement or any application thereof shall be invalid or unenforceable, the remainder of this Agreement and any other application of such term shall not be affected thereby.

11. All Parties Consent. Each of Assignor, Assignee and Landlord consent to all of the provisions of this Agreement.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

ASSIGNOR: Enterprise Mobile, Inc.

By:	/s/ STEPHEN MOORE
Name:	Stephen Moore
Title:	President

ASSIGNEE: Bright Horizons Children’s Centers LLC

By:	/s/ ELIZABETH J. BOLAND
Name:	Elizabeth J. Boland
Title:	Chief Financial Officer

LANDLORD: The President and Fellows of Harvard College

By:	/s/ LISA HOGARTY
Name:	Lisa Hogarty
Title:	Vice President for Campus Services

Exhibit 10.24

[Execution Version]

FIRST AMENDMENT TO AMENDED AND RESTATED LEASE

Definitions:

Effective Date:	July 25, 2011.

Landlord:	President and Fellows of Harvard College, a Massachusetts educational and charitable corporation.

Tenant:	Bright Horizons Children’s Centers, LLC, a Delaware limited liability company.

Lease:	Amended and Restated Lease (Building 37) between Landlord, as landlord, and Tenant, as tenant, dated as of December 1, 2009.

Existing Premises:	The Original Premises, as more particularly described in the Lease, being all of Building 37 and portions of Building 131.

First Floor Expansion Premises:	A portion of the first floor of Building 312 containing approximately 8,107 rentable square feet of space, as more particularly described on Exhibit A-1 attached hereto.

Second Floor Expansion Premises:	A portion of the second floor of Building 312 containing approximately 9,980 rentable square feet of space, as more particularly described on Exhibit A-2 attached hereto.

Expansion Premises:	The First Floor Expansion Premises and the Second Floor Expansion Premises.

Building 312:	The building located at 321 Arsenal Street, Watertown, Massachusetts and known as Building 312 as shown on the Site Plan, containing approximately 35,339 rentable square feet of space (exclusive of the Art/Theatre Center).

First Floor Expansion Premises Commencement Date:	January 1, 2012.

Second Floor Expansion Premises Commencement Date:	The date of (i) execution and delivery of this First Amendment to Lease, (ii) delivery of possession of the Second Floor Expansion Premises to Tenant in accordance with the provisions of Section 1 below, and (iii) delivery by Tenant to Landlord of certificates of insurance evidencing that Tenant is carrying all coverages required to be carried by Tenant with respect to the Second Floor Expansion Premises pursuant to Article X of the Lease.

First Floor Expansion Premises Rent Commencement Date:	January 1, 2012.

Second Floor Expansion Premises Rent Commencement Date:	April 1, 2012.

All capitalized terms not otherwise defined herein shall have the meanings set forth in the Lease.

BACKGROUND:

Tenant desires to expand the Premises, and Landlord has agreed to such expansion upon the terms and conditions set forth below, and provided certain other revisions are made to the Lease, all as set forth more particularly below.

Landlord and Tenant hereby agree as follows:

1. Expansion Premises: Landlord will deliver the First Floor Expansion Premises to Tenant as of the First Fluor Expansion Premises Commencement Date and will deliver the Second Floor Expansion Premises to Tenant as of the Second Floor Expansion Premises Commencement Date, and Tenant agrees to accept each of the First Floor Expansion Premises and the Second Floor Expansion Premises in their then AS-IS condition, and Landlord shall have no obligation to do any work or make any installation or alterations of any kind to the Expansion Premises.

2. Definitions:

(a) Deleted Definitions. As of the Effective Date, the definitions of New Building 131 Premises, New Building 131 Premises Commencement Date, New Building 131 Premises Rent Commencement Date set forth in Section 1.2 of the Lease are hereby deleted in their entirety and all references in the Lease to the New Building 131 Premises, the New Building 131 Premises Commencement Date and the New Building 131 Premises Rent Commencement Date shall be void and without any further force or effect.

(b) Amended Definitions. As of the Effective Date, the following terms wherever they appear in the Lease shall have the following meanings:

Premises: As of the First Floor Expansion Premises Commencement Date, all references to the Premises shall mean the Existing Premises and the First Floor Expansion Premises. As of the Second Floor Expansion Premises Commencement Date, all references to the Premises shall mean the Existing Premises and the Expansion Premises.

Premises Rentable Area: With respect to the Existing Premises, agreed to be 56,450 rentable square feet as of the Commencement Date. Effective as of the Second Floor Expansion Premises Commencement Date, agreed to be 66,430 rentable square feet. Effective as of the First Floor Expansion Premises Commencement Date, agreed to be 74,537 rentable square feet.

Building: The term “Building” shall mean, collectively, Building 37, Building 131 and Building 312.

Initial Term: With respect to the Existing Premises, the period commencing on the Commencement Date and ending on the Lease Expiration Date, unless sooner terminated as provided in the Lease. With respect to the First Floor Expansion Premises, the period commencing on the First Floor Expansion Premises Commencement Date and ending on the Lease Expiration Date, unless sooner terminated as provided in this Lease. With respect to the Second Floor Expansion Premises, the period commencing on the Second Floor Expansion Premises Commencement Date and ending on the Lease Expiration Date, unless sooner terminated as provided in the Lease.

Lease Year: With respect to the Existing Premises, the period running from the Commencement Date through December 31, 2010 and thereafter a Lease Year shall mean each successive calendar year. With respect to the First Floor Expansion Premises, the period running from the First Floor Expansion Premises Commencement Date through December 31, 2012 and thereafter a Lease Year shall mean each successive calendar year. With respect to the Second Floor Expansion Premises, the period running from the Second Floor Expansion Premises Commencement Date through December 31, 2011 and thereafter a Lease Year shall mean each successive calendar year. Rent shall be prorated for any Lease Year that is shorter or longer than one year.

Basic Rent: For the period from the Commencement Date through the date immediately preceding the First Floor Expansion Premises Rent Commencement Date, the Original Premises Basic Rent. For the period from the First Floor Expansion Premises Rent Commencement Date through the date immediately preceding the Second Floor Expansion Premises Rent Commencement Date, the Original Premises Basic Rent, plus the First Floor Expansion Premises Basic Rent. For the period from the Second Floor Premises Rent Commencement Date through the Lease Expiration Date, the Original Premises Basic Rent, plus the First Floor Expansion Premises Basic Rent, plus the Second Floor Expansion Premises Basic Rent.

First Floor Expansion Premises Basic Rent: The First Floor Expansion Premises Basic Rent is as follows:

Rental Period	Annual Basic Rent	Minimum Monthly Rent	Basic Rent Rate	Rentable Square Footage
January 1, 2012-December 31, 2012	$218,889.00	$18,240.75	$27.00	8,107
January 1, 2013-December 31, 2013	$226,996.00	$18,916.33	$28.00	8,107

Rental Period	Annual Basic Rent	Minimum Monthly Rent	Basic Rent Rate	Rentable Square Footage
January 1, 2014-December 31, 2014	$235,103.00	$19,591.92	$29.00	8,107
January 1, 2015-December 31, 2015	$243,210.00	$20,267.50	$30.00	8,107
January 1, 2016-December 31, 2016	$251,317.00	$20,943.08	$31.00	8,107
January 1, 2017-December 31, 2017	$259,424.00	$21,618.67	$32.00	8,107
January 1, 2018-December 31, 2018	$267,531.00	$22,294.25	$33.00	8,107
January 1, 2019-December 31, 2019	$275,638.00	$22,969.83	$34.00	8,107
January 1, 2020-December 31, 2020	$283,745.00	$23,645.42	$35.00	8,107

Second Floor Expansion Premises Basic Rent: The Second Floor Expansion Premises Basic Rent is as follows:

Rental Period	Annual Basic Rent	Minimum Monthly Rent	Basic Rent Rate	Rentable Square Footage
April 1, 2012-December 31, 2012	$269,460.00	$22,455.00	$27.00	9,980
January 1, 2013-December 31, 2013	$279,440.00	$23,286.67	$28.00	9,980
January 1, 2014-December 31, 2014	$289,420.00	$24,118.33	$29.00	9,980
January 1, 2015-December 31, 2015	$299,400.00	$24,950.00	$30.00	9,980
January 1, 2016-December 31, 2016	$309,380.00	$25,781.67	$31.00	9,980
January 1, 2017-December 31, 2017	$319,360.00	$26,613.33	$32.00	9,980
January 1, 2018-December 31, 2018	$329,340.00	$27,445.00	$33.00	9,980
January 1, 2019-December 31, 2019	$339,320.00	$28,276.67	$34.00	9,980
January 1, 2020-December 31, 2020	$349,300.00	$29,108.33	$35.00	9,980

Base Tax Year: With respect to the Existing Premises, Fiscal Year 2011, commencing on July 1, 2010 and ending on June 30, 2011. With respect to the Expansion Premises, Fiscal Year 2012, commencing on July 1, 2011 and ending on June 30, 2012.

Tenant’s Tax Share: From the Effective Date through the date immediately preceding the First Floor Expansion Premises Rent Commencement Date, 7.46% (the percentage calculated by dividing the rentable square feet of the Premises (56,450) by the Rentable Area of the Complex (757,244). From the First Floor Expansion Premises Rent Commencement Date through the date immediately preceding the Second Floor Expansion Premises Rent Commencement Date, 8.53% (the percentage calculated by dividing the rentable square feet of the Premises (64,557) by the Rentable Area of the Complex (757,244). From and after the Second Floor Expansion Premises Rent Commencement Date, 9.84% (the percentage calculated by dividing the rentable square feet of the Premises (74,537) by the Rentable Area of the Complex (757,244). Tenant’s Tax Share shall be adjusted proportionately if the Rentable Square Feet of the Complex is increased or decreased or if the size of the Premises is increased or decreased.

Tenant’s Operating Costs Share: From the Commencement Date through the date immediately preceding the First Floor Expansion Premises Rent Commencement Date, the Tenant’s Operating Costs Share shall be: (i) 100% of Building Operating Costs for Building 37; and (ii) 27.44% for Building 131 (the percentage calculated by dividing the rentable square feet of the Premises (13,500) by the rentable square feet of Building 131 (49,202)). From the First Floor Expansion Premises Rent Commencement Date through the date immediately preceding the Second Floor Expansion Premises Rent Commencement Date, the Tenant’s Operating Costs Share shall be: (i) 100% of Building Operating Costs for Building 37; (ii) 27.44% for Building 131 (the percentage calculated by dividing the rentable square feet of the Premises (13,500) by the rentable square feet of the Building (49,202)); and (iii) 22.94% for Building 312 (the percentage calculated by dividing the rentable square feet of the First Floor Expansion Premises (8,107) by the rentable square feet of Building 312 (35,339)). From and after the Second Floor Expansion Premises Rent Commencement Date, the Tenant’s Operating Costs Share shall be: (i) 100% of Building Operating Costs for Building 37; (ii) 27.44% for Building 131 (the percentage calculated by dividing the rentable square feet of the Premises (13,500) by the rentable square feet of the Building (49,202)); and (iii) 51.18% for Building 312 (the percentage calculated by dividing the rentable square feet of the Expansion Premises (18,087) by the rentable square feet of Building 312 (35,339)). Tenant’s Operating Costs Share shall be adjusted proportionately if the size of the Building or the Premises is increased or decreased.

Base Cost Year: With respect to the Existing Premises, Fiscal Year 2011, commencing on July 1, 2010 and ending on June 30, 2011. With respect to the Expansion Premises, Fiscal Year 2012, commencing on July 1, 2011 and ending on June 30, 2012.

Initial Expense Allocation: With respect to the Existing Premises, commencing on July 1, 2011, one-twelfth of Landlord’s estimate of Tenant’s Operating Costs Share of the increase in Building Operating Costs for Fiscal Year 2012 over the Building Operating Costs for the Base Cost Year. With respect to the Expansion Premises, commencing on July 1, 2012, one-twelfth of Landlord’s estimate of Tenant’s Operating Costs Share of the increase in Building Operating Costs for Fiscal Year 2013 over the Building Operating Costs for the Base Cog: Year.

3. Electricity. The following shall be inserted after the fourth sentence of Section 7.5(a) of the Lease: “Each of the First Floor Expansion Premises and the Second Floor Expansion Premises shall be separately metered for electricity and Tenant shall pay all electricity charges for the Expansion Premises directly to the applicable service provider.”

4. Parking. Notwithstanding anything contained in Section 2.2(c) of the Lease to the contrary, from and after January 1, 2012, the two (2) parking spaces shown on the parking plan attached hereto as Exhibit B shall be reserved for Tenant’s exclusive use. Nothing contained ii this Amendment shall modify Tenant’s rights with respect to the fifteen (15) reserved parking spaces shown on the parking plan attached as Exhibit H to the Lease.

5. Insurance. The last sentence of Section 10.2 of the Lease is hereby deleted in its entirety and the following text substituted in place thereof:

“Each such policy shall be non-cancelable and non-amendable with respect to Landlord, Agent and Landlord’s said designees without thirty (30) days’ prior notice, shall be written on an “occurrence” basis, and shall be in at least the amounts of the Initial Public Liability Insurance specified in Section 1.3 or such greater amounts as Landlord shall from time to time request (but not more frequently than annually unless a Default of Tenant exists), and certificates thereof satisfactory to Landlord shall be delivered to Landlord.”

6. Broker. Tenant and Landlord each warrants and represents to the other that it has not dealt with any broker other than Beal and Company, Inc. (the “Broker”) in connection with this Amendment. In the event of any brokerage claims against Landlord (excluding claims made by the Broker) or Tenant predicated on prior dealings by the other party hereto with the maker of such claims, the party alleged to have had such prior dealings shall defend, indemnify, and hold the other party harmless against all loss and expense incurred by it (including reasonable attorneys fees). Landlord shall be responsible for any brokerage commission payable to the Broker pursuant to a separate agreement.

7. Ratification. Except as expressly modified by this Amendment, the Lease shall remain in full force and effect, and as further modified by this Amendment, is expressly ratified and confirmed by the parties hereto.

8. Estoppels. Landlord hereby certifies to Tenant that (i) the Lease is in full force and effect, (ii) that no Default of Tenant has occurred (nor, to Landlord’s knowledge has any event occurred that with the passage of time and giving of notice would constitute a Default of Tenant), and (iii) payments of Basic Rent and Additional Rent that are due and payable as of the Effective Date have been paid by Tenant. Tenant hereby certifies to Landlord that (i) the Lease is in full force and effect, and (ii) to Tenant’s knowledge, no event has occurred that with the passage of time and giving of notice would constitute a default by Landlord under the Lease.

9. Miscellaneous. This Amendment (i) contains the entire agreement with respect to the subject matter hereof; (ii) may not be modified or terminated, nor may any provision hereof be waived, orally or in any manner other than by an agreement in writing signed by the parties hereto or their respective successors, and assigns; (iii) shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts; (iv) may be executed in multiple counterparts, each of which individually shall be deemed an original and all of which together shall constitute a single original agreement; and (v) shall inure to the benefit of, and be binding upon, the parties hereto, and their successors, and assigns, subject to the provisions of the Lease regarding assignment and subletting. Any termination of the Lease shall also terminate and render void all rights of Tenant under this Amendment. Tenant’s rights under this Amendment may not be severed from the Lease or separately sold, separately assigned, or separately transferred.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, Landlord and Tenant have executed this Amendment under seal effective as of the Effective Date.

PRESIDENT AND FELLOWS OF HARVARD COLLEGE

By:	/s/ LISA HOGARTY
Name: Lisa Hogarty
Title: VP Campus Services

By:	/s/ CAROLEE HILL
Name: Carolee Hill
Title: Director, University & Commercial

BRIGHT HORIZONS CHILDREN’S CENTERS, LLC

By:	/s/ STEPHEN DREIER
Name: Stephen Dreier
Title: CAO

Exhibit 21.1

Bright Horizons Family Solutions Inc. and Subsidiaries

Entity	Jurisdiction of Organization
Bright Horizons Family Solutions Inc.	Delaware
Bright Horizons Capital Corp.	Delaware
Bright Horizons Family Solutions LLC	Delaware
CorporateFamily Solutions LLC	Tennessee
Bright Horizons LLC	Delaware
Bright Horizons Children’s Centers LLC	Delaware
ChildrenFirst LLC	Massachusetts
Work Options Group, Inc.	Colorado
Resources in Active Learning, Inc.	California
Lipton Corporate Child Care Centers, Inc.	Delaware
Lipton Corporate Child Care Centers (Park Ave.), Inc.	New York
Lipton Corporate Child Care Centers, Inc. (New York)	Delaware
Lipton Corporate Child Care Centers (Morris County), Inc.	Delaware
Lipton Corporate Child Care Centers (Oakwood at the Windsor), Inc.	Pennsylvania
BHFS One Limited	United Kingdom
BHFS Two Limited	United Kingdom
Bright Horizons Family Solutions, Ltd.	United Kingdom
Teddies Childcare Provision Limited	United Kingdom
Teddies Childcare Limited	United Kingdom
Teddies Nurseries Limited	United Kingdom
Teddies Sports Limited	United Kingdom
Bright Horizons Livingston, Ltd.	Scotland
Huntyard Ltd.	Jersey
Casterbridge Real Estate 2 Ltd.	United Kingdom
Casterbridge Care and Education Group Ltd.	United Kingdom
Casterbridge Nurseries Ltd.	United Kingdom
Springfield Lodge Day Nursery (Swanscombe) Ltd.	United Kingdom
Springfield Lodge Day Nursery (Dartford) Ltd.	United Kingdom
Tassel Road Children’s Day Nursery Ltd.	United Kingdom
Sam Bell Enterprises Ltd.	United Kingdom
Casterbridge Real Estate Ltd.	United Kingdom
Surculus Properties Ltd.	United Kingdom
Inglewood Day Nursery and College Ltd.	United Kingdom
Casterbridge Nurseries (HH) Ltd.	United Kingdom
Casterbridge Care and Education Ltd.	United Kingdom
Casterbridge Nurseries (Eton Manor) Ltd.	United Kingdom
Casterbridge Nurseries (Gaynes Park) Ltd.	United Kingdom
Dolphin Nurseries (Tooting) Ltd.	United Kingdom
Dolphin Nurseries (Kingston) Ltd.	United Kingdom
Dolphin Nurseries (Bracknell) Ltd.	United Kingdom
Dolphin Nurseries (Caterham) Ltd.	United Kingdom
Dolphin Nurseries (Northwick Park) Ltd.	United Kingdom
Dolphin Nurseries (Banstead) Ltd.	United Kingdom
Bright Horizons B.V.	Netherlands
Odemon B.V.[1]	Netherlands
Kindergarden Netherlands B.V.	Netherlands
Bright Horizons Child Care Services Private Limited	India
Bright Horizons Family Solutions, Ltd.[2]	Canada
BHFS Three Limited	Ireland
Bright Horizons Family Solutions Ireland, Ltd.	Ireland
Allmont, Ltd.	Ireland
Bright Horizons Corporation	Puerto Rico

[1]	Registrant indirectly owns 63% of the voting equity.
[2]	Bright Horizons Family Solutions LLC owns 15% and ChildrenFirst LLC owns 85%.